Form 20-F
period 2003-12-31
INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD
filed 2005-01-19
CIK 50277

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the fiscal year ended December 31, 2003

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from          to       .

                         Commission file number 2-16830

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
             (Exact name of Registrant as specified in its charter)

                                     ISRAEL
                 (Jurisdiction of incorporation or organization)

                 82 Menachem Begin Road, Tel Aviv, Israel 67138
                    (Address of principal executive offices)

     SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO 12(B) OF THE ACT:

      TITLE OF EACH CLASS             NAME OF EACH EXCHANGE ON WHICH REGISTERED
      None                            None

     SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE
     ACT:

                                      None
                                (Title of Class)

     SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(D) OF THE ACT:

                6% Cumulative Participating Preference "C" Shares
               6% Cumulative Participating Preference "CC" Shares 7-1/2% Cumulative Redeemable Preference "D" Shares 7-1/2% Cumulative Redeemable Preference "DD" Shares
              7-1/2% Registered Subordinated Capital Notes due 1998


     The number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report is as follows:

                                                                    NUMBER OF SHARES OUTSTANDING AS OF
                       TITLE OF CLASS                                        DECEMBER 31, 2003
                                                                               ----------
Ordinary "A" Shares, par value NIS.0.10                                            15,100
Ordinary "B" Shares, par value NIS.0.10                                           134,899
Ordinary "B1" Shares, par value NIS.0.10                                                1
8% Cumulative Participating Preferred Ordinary Shares, par value NIS.0.001      1,000,000
6% Cumulative Participating Preference "C" Shares, par value NIS.0.00018
(linked to the U.S.dollar at the rate of $1 = NIS.0.00018)                     17,000,000
6% Cumulative Participating Preference "CC" Shares, par value NIS.0.003
(linked to the U.S.dollar at the rate of $1 = NIS.0.0003)                         999,998
6% Cumulative Participating Preference "CC1" Shares, par value NIS.0.003
(linked to the U.S.dollar at the rate of $1 = NIS.0.0003)                       1,734,779

                                                                    NUMBER OF SHARES OUTSTANDING AS OF
                         TITLE OF CLASS                                      DECEMBER 31, 2003
                                                                               ----------
7-1/2% Cumulative Redeemable Preference "D" Shares, par value NIS.0.03
(linked to the U.S.dollar at the rate of $1 = NIS.0.0003)                         163,477
7-1/2% Cumulative Redeemable Preference "DD" Shares, par value NIS.2.10
(linked to the U.S.dollar at the rate of $1 = NIS.0.0021)                          55,409
Unclassified Shares, par value NIS.0.10                                                --

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               Yes [X]     No [_]

     Indicate by check mark which financial statement item the registrant has elected to follow:

                           Item 17 [X]     Item 18 [_]

                                TABLE OF CONTENTS

Explanatory Notes                                                                              (ii)
Forward-Looking Statements                                                                     (ii)
Industry and Market Data                                                                      (iii)
Presentation of Financial Information                                                         (iii)
Exchange Rate Information                                                                     (iii)

                                     PART I

Item 1 --     Identity of Directors, Senior Management and Advisers                              1
Item 2 --     Offer Statistics and Expected Timetable                                            1
Item 3 --     Key Information                                                                    1
Item 4 --     Information on the Company                                                        17
Item 5 --     Operating and Financial Review and Prospects                                      43
Item 6 --     Directors, Senior Management and Employees                                        63
Item 7 --     Major Shareholders and Related Party Transactions                                 74
Item 8 --     Financial Information                                                             76
Item 9 --     The Offer and Listing                                                             80
Item 10 --    Additional Information                                                            82
Item 11 --    Quantitative and Qualitative Disclosures About Market Risk                        97
Item 12 --    Description of Securities Other than Equity Securities                           102

                                     PART II

Item 13 --    Defaults, Dividend Arrearages and Delinquencies                                  102
Item 14 --    Material Modifications to the Rights of Security Holders and Use of Proceeds     104
Item 15 --    Controls and Procedures                                                          104
Item 16A --   Audit Committee Financial Expert                                                 106
Item 16B --   Code of Ethics                                                                   106
Item 16C --   Principal Accountant Fees and Services                                           106
Item 16D --   Exemptions from the Listing Standards for Audit Committees                       107
Item 16E --   Purchases of Equity Securities by the Issuer and Affiliated Purchasers           107

                                    PART III

Item 17 --    Financial Statements                                                             108
Item 18 --    Financial Statements                                                             108
Item 19 --    Exhibits                                                                         108

                                EXPLANATORY NOTES

     All references in this annual report to "Industrial Development Bank" or "the Bank" as well as use of the terms "we," "us," "our" or similar terms, are references to Industrial Development Bank of Israel Limited, a company incorporated under the laws of the State of Israel on October 7, 1957.

                           FORWARD-LOOKING STATEMENTS

     This annual report, including the exhibits incorporated by reference herein, contains both historical and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not historical facts, but only predictions, and generally can be identified by the use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals are also forward-looking statements. These forward-looking statements are based on our current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. The forward-looking statements included in this annual report are made only as of the date hereof and we undertake no obligation to publicly update these forward-looking statements to reflect new information, future events or otherwise.

     Our actual results, performance and achievements could differ materially from any future results, performance or achievements expressly predicted or implied by these forward looking statements. The important factors which may cause actual results to differ from the forward-looking statements contained herein include, but are not limited to, the following: general economic and business conditions; the continued availability of our special line of credit from the Bank of Israel; the impact of the run-off plan on our operations; our ability to collect on existing loans; operating costs for our remaining business activities; and the ability to retain employees during the run-off period. Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and expectations will be achieved.

     Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements, including the factors described below in "Item 3. Key Information-Risk Factors", and are cautioned not to place undue reliance on these forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.

                            INDUSTRY AND MARKET DATA

     Industry statistics and market data used in this annual report were obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information contained in them has been obtained from sources believed to be reliable, but that the accuracy and completeness of this information is not guaranteed. Similarly, internal surveys and industry and market data, while believed to be reliable, have not been independently verified, and we make no representation as to the accuracy of this information.

                      PRESENTATION OF FINANCIAL INFORMATION

     We state our financial statements in New Israeli Shekels. In this annual report, references to New Israeli Shekels, NIS or shekels are to the currency of Israel, and references to U.S. dollars, $ or US$ are to the currency of the United States. Our financial statements have been prepared in accordance with the accounting principles generally accepted in Israel, , and in accordance with the directives of the Supervisor of Banks in Israel ("Israeli GAAP"), and are adjusted to the CPI (Consumer's Price Index). Unless otherwise indicated, the financial information presented is in accordance with Israeli GAAP. For a discussion of the principal differences between Israeli GAAP and the accounting principles generally accepted in the United States, or U.S. GAAP, see "Item 17. Financial Statements".

     Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2003.



                            EXCHANGE RATE INFORMATION

     The following table sets forth, for the periods indicated, the average, high, low and end of period exchange rates between the shekel and the U.S. dollar, expressed as shekels per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel.


                                    AVERAGE(1)         HIGH            LOW          PERIOD END
YEAR ENDED
December 31, 2003                      4.512          4.924           4.283           4.379
December 31, 2002                      4.736          4.994           4.437           4.737
December 31, 2001                      4.220          4.416           4.067           4.416
December 31, 2000                      4.077          4.198           3.967           4.041
December 31, 1999                      4.140          4.288           4.013           4.153

                                    AVERAGE(2)         HIGH            LOW          PERIOD END
MONTH ENDED
December 31, 2004                     4.341            4.374          4.308          4.308
November 30, 2004                     4.405            4.453          4.363          4.363
October 31, 2004                      4.460            4.476          4.420          4.468
September 30, 2004                    4.498            4.517          4.478          4.482
August 31, 2004                       4.534            4.516          4.549          4.526
July 31, 2004                         4.491            4.528          4.710          4.516
June 30, 2004                         4.517            4.528          4.465          4.500
May 31, 2004                          4.596            4.634          4.555          4.555
April 30, 2004                        4.552            4.599          4.515          4.588
March 31, 2004                        4.503            4.535          4.483          4.528
February 29, 2004                     4.464            4.493          4.437          4.485
January 31, 2004                      4.424            4.483          4.371          4.483
December 31, 2003                     4.393            4.441          4.352          4.379

----------

(1) The average of the exchange rates on the last day of each month during the applicable year.

(2)  The average of the exchange rates for all days during the applicable month.


As of January 14, 2005, the exchange rate was NIS 4.367 per U.S. dollar, as published by the Bank of Israel.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A.   SELECTED FINANCIAL DATA

     Directives of the Supervisor of Banks in Israel, effective as of December 31, 1984, require banking corporations to present their primary financial statements adjusted for the effect of changes in the general purchasing power of the Israeli currency (which changes in the general purchasing power result from changes in the consumer price index during the year). Our financial statements included in this annual report, as well as the selected financial data presented below, have been prepared in accordance with Israeli GAAP, including the directives of the Supervisor of Banks in Israel.

     Our selected financial data presented below is derived from our audited financial statements included in Item 17 of this annual report. Our selected financial data presented below should be read in conjunction with the information contained in "Item 5. Operating and Financial Review and Prospects" and the financial statements and notes thereto contained below in "Item 17. Financial Statements" of this annual report.

     Our financial statements have been prepared in accordance with Israeli GAAP, including the directives of the Supervisor of Banks in Israel. For a discussion of the principal differences between Israeli GAAP and U.S. GAAP, see
Item 17 of this annual report.

                             SELECTED FINANCIAL DATA
                    (ADJUSTED TO NIS AS OF DECEMBER 31, 2003)

                                                 2003(1)     2002        2001        2000       1999
                                                  -----      -----       -----       -----      -----
                                          (IN MILLIONS OF NIS, EXCEPT PER SHARE DATA AND EXCEPT AS OTHERWISE
                                                                      INDICATED)
OPERATING DATA:
ISRAELI GAAP
Profit from financing operations before
   allowance for doubtful debts                    66.9       79.5       164.0       118.4      107.1
Allowance for doubtful debts                      130.0      401.8       124.5        31.2       28.6
                                                  -----      -----       -----       -----      -----

Profit (Loss) from financing operations after
   allowance for doubtful debts                   (63.1)    (322.3)       39.5        87.2       78.5
                                                  -----      -----       -----       -----      -----


OPERATING AND OTHER INCOME
Operating commission                                6.4       12.3*       15.3*       13.5*      11.7*

Gain (Loss) from investments in shares             10.2       (4.2)        2.2        13.3       14.0
Other income                                        5.4        4.1*        4.3*        6.4*       4.5*
                                                  -----      -----       -----       -----      -----

Total operating and other income                   22.0       12.2        21.8        33.2       30.2

OPERATING AND OTHER EXPENSES
Salaries and related
expenses                                           33.7       49.7        57.6        52.7       50.8
Employee terminations expenses                     (0.8)      35.7           -           -          -
Maintenance and depreciation of
   premises and equipment                          11.9       14.7        16.4        15.2       13.9
Other expenses                                     20.5       19.7        19.0        17.1       16.4
                                                  -----      -----       -----       -----      -----

Total operating and other expenses                 65.3      119.8        93.0        85.0       81.1
                                                  -----      -----       -----       -----      -----

Operating profit (loss) before taxes
   on income                                     (106.4)    (429.9)      (31.7)       35.4       27.6
Taxes (Tax saving) on income                       (2.7)      (0.4)        0.3         6.3        5.5
                                                  -----      -----       -----       -----      -----

Operating profit (loss) after taxes
   on income                                     (103.7)    (429.5)      (32.0)       29.1       22.1
                                                  -----      -----       -----       -----      -----

OTHER ITEMS
Special income from the Israel Treasury,net .         -        6.4        14.9        14.3       14.7
Share in earnings (loss) of affiliate, net         (0.4)      (0.5)       (3.3)        4.1        6.3
Capital gain (loss), net                           (0.3)       0.1           -           -          -
Profit from sale of affiliate, net                    -          -          --         0.7          -
                                                  -----      -----       -----       -----      -----

Total other items                                   0.7        6.0        11.6        19.1       21.0
                                                  -----      -----       -----       -----      -----
Net profit (loss) for the year                   (104.4)    (423.5)      (20.4)       48.3       43.1
                                                  =====      =====       =====       =====      =====

* Reclassified

                                                     2003(1)     2002        2001        2000     1999
                                                      -----      -----       -----       -----    -----
                                             (IN MILLIONS OF NIS, EXCEPT PER SHARE DATA AND EXCEPT AS OTHERWISE
                                                                         INDICATED)
Per an amount equal to $1 of the
   par value of Class "C" Preference Shares,
Class "CC" Preference Shares and Class "CC1"
Preference Shares                                      NIS        NIS         NIS       NIS         NIS
                                                      -----      -----       -----     -----       -----
Preference shares                                     (1.79)     (7.23)     (0.27)      0.90       0.81
"A" Ordinary shares                                   (1.79)     (7.37)     (0.62)      0.59       0.48
Ordinary Preferred shares                             (1.79)     (7.37)     (0.54)      0.65       0.54
CASH DIVIDEND PER SHARE
" C", "CC" and  "CC1" Preference shares                   -       0.14       0.30       0.33       0.32
Participating Preferred Ordinary shares                   -          -       0.06       0.06       0.06
U.S. GAAP(2)
Net profit (loss) for the year                         (157.2)    (334.0)      71.3


EARNINGS (LOSS) PER SHARE                              NIS        NIS         NIS
                                                      -----      -----       -----
"A" Ordinary shares                                  (1,522.54) (3,575.15)    (62.26)



BALANCE SHEET DATA:
ISRAELI GAAP

Deposits received                                     9,742     11,474     13,092     12,291     11,683
Registered Subordinated Capital Notes                    28         35         35         49         55
Total Liabilities                                     9,847     11,665     13,404     12,534     11,863
Non-participating Preference shares                     314        334        331        307        316
Shareholder's equity                                    196        276        707        764        721
Loans extended                                        9,190     10,908     12,223     11,427     10,604
Deposits with the Israel Treasury                       855        871        890        907        893
Credit to foreign government                             21         82        111        114        111
Amounts receivable from the Israel Treasury in
      respect of linkage increments and exchange
      differences on the Bank's liabilities              28         35         35         49         53
Total Assets                                         10,356     12,274     14,441     13,605     12,899

U.S. GAAP(2)
Total Assets                                         10,160     12,129     14,257
Total Liabilities                                     9,855     11,672     13,448
Shareholder's equity                                    305        457        809

(1) Our board of directors adopted a run-off plan, which plan was approved, with certain modifications, by the Government of Israel in July 2003. The run-off plan (as modified) calls for the realization of our assets by July 2006. The run-off plan severely restricts our business activities and, upon the expiration of the run-off plan, we may cease operations. See "Item 4 - Information on the Company" below for a detailed description of the run-off plan.

(2) Reconciliation to U.S. GAAP for the years 1999 and 2000 is not included because the preparation of such reconciliation could not be done without unreasonable effort or expense.

B.   CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

D.   RISK FACTORS

     This section describes some of the risks that could affect our business. The factors below should be considered in connection with any forward-looking statements in this annual report.

     The risks below are not the only ones that we face; some risks are not yet known to us and some that we do not currently believe to be material could later turn out to be material. All of these risks could materially affect our business, our revenues, operating income, net income, net assets, liquidity and capital resources and the value of our securities.

IN 2003, WE ADOPTED A RUN-OFF PLAN PURSUANT TO WHICH OUR OPERATIONS WILL BE WOUND DOWN DURING THE RUN-OFF PERIOD, WHICH EXPIRES IN 2006.

     After experiencing a severe liquidity crisis and an unsuccessful attempt to sell our assets and liabilities in 2002, our board of directors adopted a run-off plan on February 27, 2003, which plan was approved, with certain modifications, by the Ministerial Committee for Social and Economic Affairs of the Government of Israel on July 29, 2003. Pursuant to the terms of the run-off plan and the governmental approval thereof, our assets are to be realized in a controlled manner over a defined period of time not to exceed thirty-six (36) months from July 29, 2003. See "Item 4. Information on the Company - Business Overview-Adoption of the Run Off Plan and Amendment of the Special Line of Credit" below for a more detailed description of the run-off plan.

     The terms of the run-off plan under which we are currently operating severely curtail our banking operations. We are precluded from extending new loans to customers or undertaking new banking activities during the run-off period; our operations during the run-off period will be focused on the collection of existing loans.

     During the run-off period, we may use the special line of credit from the Bank of Israel solely for the fulfillment of our banking undertakings and related obligations that serve the goals of the repayment of the line of credit and the realization of our credit portfolio. The special line of credit from the Bank of Israel, which contains substantial conditions affecting our operations, is discussed further below and in "Item 4. Information on the Company - Business Overview." Our ultimate goals during the run-off period are to realize our assets and repay the special line of credit from the Bank of Israel.

     In the audit report relating to our financial statements for our fiscal year ended December 31, 2003 included in this Annual Report on Form 20-F, our independent public accountants, KPMG, expressed their opinion that the severe liquidity problems that we experienced raise substantial doubts as to our ability to continue as a going concern.

UPON THE EXPIRATION OF THE RUN-OFF PERIOD, IT IS UNCLEAR IF WE WILL CONTINUE TO OPERATE AND, IF WE DO CONTINUE TO OPERATE, IN WHAT FORM WE WILL CONDUCT OUR OPERATIONS; WE MAY, HOWEVER, CEASE OPERATIONS AT THE END OF THE RUN-OFF PERIOD AND, IF WE CEASE OPERATIONS, IT IS UNCLEAR WHAT OUR LEGAL STATUS WILL BE.

     According to the run-off plan approved by the Government, the run-off period expires in July 2006. At the present time, it is unclear what our status will be upon expiration of the run-off period. There are many factors to be considered in connection with our ultimate status following the run-off period, including, without limitation, the amount of remaining loans outstanding as of the expiration of the run-off period, and the input of the Government of Israel.

     We expect that the Government of Israel will ultimately decide what our status will be upon expiration of the run-off period. We do not know when the Government of Israel will make a definitive decision with respect to our status after the expiration of the run-off period. We note, however, that our status at the expiration of the run-off period is uncertain and that we may cease operations at that time.

IN ACCORDANCE WITH THE RUN-OFF PLAN, WE HAVE SUBSTANTIALLY TERMINATED THOSE BANKING OPERATIONS THAT DO NOT RELATE TO THE COLLECTION OF EXISTING LOANS.

     The run-off plan and the terms of the special line of credit from the Bank of Israel severely restrict our banking operations. We are precluded from extending new loans to customers or otherwise generating new business. We have substantially reduced, and we will continue to reduce, the volume of our remaining operations. Until the expiration of the run-off period in 2006, we do not anticipate having any new operating activities.

     Our inability to extend new loans to customers or otherwise generate new business has had, and will continue to have, an adverse effect on our ability to generate profits during the run-off period.

     WE HAVE SUSPENDED THE PAYMENT OF DIVIDENDS ON OUR CUMULATIVE PARTICIPATING PREFERENCE C SHARES, OUR CUMULATIVE PARTICIPATING PREFERENCE CC SHARES, OUR CUMULATIVE PARTICIPATING PREFERENCE CC1 SHARES, OUR CUMULATIVE REDEEMABLE PREFERENCE D SHARES AND OUR CUMULATIVE REDEEMABLE PREFERENCE DD SHARES, AS WELL AS ON OUR OTHER CLASSES OF SHARES. THE SUSPENSION OF THE PAYMENT OF DIVIDENDS ON THOSE SHARES MAY CONTINUE FOR AN INDEFINITE PERIOD OF TIME AND, IN THE FUTURE, WE MAY NOT BE ABLE TO PAY ANY DIVIDENDS ON THOSE SHARES.

     According to the Companies Law - 1999 (Israel), a company may distribute dividends only from its profits (adjusted to changes in the CPI). Under certain circumstances, however, a company may seek court approval to pay dividends even in the absence of profits. Under the Directives of Proper Banking Procedures, the Supervisor of Banks has prohibited banking corporations from distributing dividends if, among other things, such banking corporations have losses in one or more of the last three calendar years or if the aggregate results of three quarters ending in the interim period for which the last interim financial statements were issued reflect a loss.

     We ended the years 2001, 2002 and 2003 with losses and, beginning in the first quarter of 2002, we have not had profits from which we could distribute dividends. The last quarterly dividend that we paid in respect of our C shares, our CC shares, our CC1 shares, our D shares and our DD shares was the dividend for the second quarter of 2002, which payment of dividends was made with court approval and approval of the Supervisor of Banks.

     In connection with the issuance of our C shares, our CC shares, our CC1 shares, our D shares and our DD shares, we deposited the proceeds of the issuances with the Ministry of Finance of the State of Israel pursuant to deposit agreements. In our financial statements, we refer to those deposits with the Ministry of Finance as the perpetual deposits. According to the deposit agreements, our perpetual deposits with the Ministry of Finance earn interest at a rate of 7.5% per annum (plus differentials of linkage to the U.S. dollar), which interest must be paid by the Ministry of Finance to us on the payment dates for the dividends to be paid by us on our C shares, our CC shares, our CC1 shares, our D shares and our DD shares.

     When we ceased making dividend payments on our C shares, CC shares, CC1 shares, D shares and DD shares, the Ministry of Finance also ceased making the interest payments on the perpetual deposits to us. The last interest payment that we have received from the Ministry of Finance was for the second quarter of 2002. The deposit agreements do not expressly stipulate how the interest on our perpetual deposits with the Ministry of Finance should be handled during periods in which we are prevented from distributing dividends on our C shares, our CC shares, our CC1 shares, our D shares and our DD shares, and whether the interest will accrue and be paid if we ultimately pay accrued dividends on such shares in arrears or upon liquidation.

     If the interest due under the deposit agreements is accruing and will ultimately be paid to us by the Ministry of Finance if we pay accrued and unpaid dividends or if we are liquidated, then such interest will be paid to us at that time. However, there is no assurance that the interest is accruing or that we will have sufficient net profits to permit the payment of dividends or that if we do have sufficient net profits, the Supervisor of Banks will permit us to make dividend payments.

     The aggregate amount of the accrued and unpaid dividends in respect of our C shares, our CC shares, our CC1 shares, our D shares and our DD shares as of December 31, 2003 is NIS 58.7 million, which amount is not recorded in our financial statements. Of this amount, an amount of NIS 38.1 million is in respect of the fiscal year 2003. The aggregate amount of interest that may or may not be accruing to us pursuant to the deposit agreements is also NIS 58.7 million, which amount is also not recorded in our financial statements. The non-recording of the above amounts in our financial statements is due to the present uncertainty concerning their eventual payment.

     Under the circumstances, it is unclear when or if the payment of dividends will be resumed. We do not know when a definitive decision with respect to the accrual of interest under the deposit agreements will be made.

TO CONTINUE OUR LIMITED OPERATIONS DURING THE RUN-OFF PERIOD, WE ARE DEPENDENT ON A SPECIAL LINE OF CREDIT EXTENDED BY THE BANK OF ISRAEL.

     In August 2002, as a result of the liquidity crisis we experienced at that time, we started drawing on our account with the Bank of Israel. The Governor of the Bank of Israel had notified us on September 9, 2002 of his decision to extend to us a special line of credit, in order to permit us to continue our ongoing operations, and the line was actually granted on Nonember 14, 2002. In connection with the governmental approval of the run-off plan in July 2003, the special line of credit extended by the Bank of Israel was amended and restated to provide funding for us throughout the run-off period, subject to certain covenants and commitments. In accordance with the governmental approval of the run-off plan, the Government of Israel has undertaken to assume responsibility for the balance of the special line of credit outstanding as of the date that is 24 months after the date of the governmental approval (July 29, 2003) and to repay that balance to the Bank of Israel over a period of twelve months thereafter. See "Item 4. Business Overview" below for a discussion of the terms of the special line of credit from the Bank of Israel.

     In accordance with the run-off plan under which we are currently operating, we are precluded from extending new loans to customers during the run-off period. Our activities during the run-off period will focus on the collection of existing loans. In addition, the terms of the special line of credit impose significant restrictive operating covenants on us, including, among other things, restrictions on our ability to receive deposits. Our failure to comply with the covenants contained in our special line of credit could result in an event of default or a termination of the special line of credit, either of which could materially and adversely affect our operating results and our financial condition.

     If the special line of credit from the Bank of Israel were to be terminated, then, in the absence of any alternative liquidity source, we would not be able to continue any operations during the run-off period.

WE ARE SUBJECT TO A NUMBER OF BANKING REGULATIONS IN ISRAEL; CHANGES IN THE REGULATORY FRAMEWORK IN ISRAEL COULD ADVERSELY AFFECT OUR BUSINESS.

     A number of banking regulations designed to maintain the safety and soundness of banks and limit their exposure to risk apply in Israel. Changes in regulations, which are beyond our control, may have a material effect on our remaining business and operations during the run-off period. No assurance can be given generally that laws or regulations will be adopted, enforced or interpreted in a manner that will not have an adverse effect on our remaining business.

IN CONNECTION WITH THE RUN-OFF PLAN, OUR BANKING LICENSE MAY BE LIMITED, CURTAILED OR REVOKED BY THE BANK OF ISRAEL.

     In connection with the adoption and approval of the run-off plan, the Bank of Israel may limit, curtail or revoke our banking license in order to more accurately reflect our limited activities in accordance with the run-off plan. Any limitation on, or revocation of, our banking license could have a material adverse effect on our remaining business, financial condition or results of operations.

WE ARE SUBJECT TO CREDIT RISK.

     We are subject to credit risk, I.E., the risk that our borrowers and other counterparties may become unable to meet their payment obligations to us. Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in a wide range of our businesses. Adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in Israeli or global economic conditions, or arising from systemic risks in the financial systems, could affect the recoverability and value of our assets and require an increase in the provision for bad and doubtful debts and other provisions.

     Although we regularly review our exposure to specific borrowers and other counterparties whom we believe present special concerns, defaults may arise from events and circumstances that are difficult or impossible to predict or detect. In addition, the value of any collateral we hold may deteriorate, for example, as a result of sudden market declines. Accordingly, if a major borrower or other counterparty were to default on its obligations, our results of operations and financial condition could suffer.

     As a result of the run-off plan as approved by the Government and the special line of credit from the Bank of Israel, our main operations during the run-off period relate to the collection of existing loans. Credit risk is, therefore, a substantial risk during the run-off period because our ability to collect on existing loans will affect our financial results.

BECAUSE WE HAVE ADOPTED A RUN-OFF PLAN, IT IS POSSIBLE THAT OUR CREDIT RISK MAY BE INCREASED; WE ARE SPENDING MORE ON COLLECTION OF DEBTS AND LITIGATION RELATING TO SUCH COLLECTION DURING THE RUN-OFF PERIOD.

     We believe that some borrowers and other counterparties may try to avoid honoring their obligations to us because of our present financial situation. Because we are in a run-off period, borrowers and counterparties do not expect to have a long-term relationship with us and they may be more likely to seek concessions from us with respect to their debts. In addition, borrowers and counterparties may believe that we will not aggressively collect on our existing loans because we are operating pursuant to a run-off plan. As a result, borrowers and counterparties may be less likely to pay their debts to us and there is an increased credit risk for us.

     We intend to aggressively and diligently collect our existing loans and, in connection therewith, we may commence litigation with respect to those collections if necessary. As a result, we may have more expenses in connection with collecting existing loans during the run-off period.

WE MAY SUFFER ADDITIONAL LOSSES IN THE FUTURE DUE TO PROBLEM LOANS.

     We have a substantial volume of problem loans and loans that may become problem loans. Some of our borrowers may face increasingly challenging circumstances. Our problem loans and credit-related expenses could increase if:
(a) economic conditions in Israel deteriorate, (b) real estate prices or stock prices in Israel decline, (c) the rate of corporate bankruptcies in Israel rises, (d) our large borrowers become insolvent or must be restructured, (e) additional economic problems arise elsewhere in the world or (f) the global economic environment deteriorates generally.

     An increase in problem loans and credit-related expenses would adversely affect our remaining operations, would weaken our financial condition and would erode our capital base.

OUR ALLOWANCE FOR DOUBTFUL DEBTS MAY BE INSUFFICIENT TO COVER FUTURE LOAN
LOSSES.

     Our allowance for doubtful debts in our loan portfolio is based, among other things, on assumptions and estimates about our customers, the value of collateral we hold and the economy as a whole and provides a reserve against potential losses inherent in loans. Estimating potential losses, however, is inherently uncertain and depends on many factors, including general economic conditions, changes in our appraisal of the financial standing of our borrowers and other counterparties, structural changes in industries that alter the competitive positions of the companies operating in these industries as well as other external factors, such as legal and regulatory requirements.

     Our actual loan losses could prove to be materially different from our estimates and could materially exceed our allowance. If our actual loan losses are higher than we currently expect, our current allowance for doubtful debts will be insufficient. If general economic conditions deteriorate, causing us to change some of our assumptions and estimates, if the value of collateral we hold declines or if we are adversely affected by other factors to an extent that is worse than anticipated, we may have to provide for additional allowance for doubtful debts.

OUR RECOVERIES FROM TROUBLED BORROWERS MAY BE LOWER THAN EXPECTED.

     We may forbear from exercising some or all of our rights as a creditor against troubled borrowers, and we may forgive loans to them in conjunction with their debt restructuring. We may take these steps even when our legal rights might permit us to take stronger action against the borrower and even when others might take stronger action against the borrower to maximize recovery or to reduce exposure in the short term.

WE MAY EXPERIENCE LOSSES BECAUSE OUR REMEDIES FOR CREDIT DEFAULTS BY OUR BORROWERS ARE LIMITED.

     We may not be able to realize the value of collateral we hold or enforce our rights against defaulting customers because of the difficulty of foreclosing on collateral and/or the depressed value of collateral.

SINCE OUR LOAN PORTFOLIO IS CONCENTRATED IN ISRAELI, ADVERSE CHANGES AFFECTING THE ISRAELI ECONOMY COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

     Our loan portfolio is concentrated in Israel. As of December 31, 2003, nearly 100% of our loans were made to Israeli resident borrowers. Therefore, adverse changes affecting the Israeli economy would likely have a significant adverse impact on our loan portfolio and, as a result, on our financial condition, cash flows and results of operations.

A SUBSTANTIAL PERCENTAGE OF OUR CUSTOMER BASE IS PARTICULARLY SENSITIVE TO ADVERSE DEVELOPMENTS IN THE ECONOMY.

     Medium- and small-size companies can be more adversely affected by adverse developments in the economy than large companies. As a result, our substantial lending to these segments of our existing customer base causes us to assume a relatively higher degree of risk than if we focused more heavily on the other groups. In addition, because our loan portfolio does not include consumer loans, we are more vulnerable to adverse effects suffered by the business sector.

THE ISRAELI ECONOMY CAN BE DIRECTLY AND NEGATIVELY AFFECTED BY ADVERSE DEVELOPMENTS IN OTHER COUNTRIES.

     Financial and securities markets in Israel are, to varying degrees, influenced by geopolitical, economic and market conditions in other countries. Negative developments in the geopolitical environment, the economy or securities markets in other countries may have a negative impact on the Israeli economy. These developments may adversely affect our remaining business, financial condition and operating results.

EVEN WITH OUR LIMITED BANKING ACTIVITIES DURING THE RUN-OFF PERIOD, WE ARE SUBJECT TO CERTAIN RISKS TYPICAL OF BANKING ACTIVITIES, SUCH AS MARKET RISK, INTEREST RATE RISK AND CURRENCY RISK.

     We are subject to the risks typical of banking activities, such as fluctuations in the prevailing levels of interest rates and exchange rates and capital market volatility. For more information on these risks, see "Item 11. Quantitative and Qualitative Disclosures About Market Risk" below.

DIFFERENT DISCLOSURES AND ACCOUNTING PRINCIPLES BETWEEN ISRAEL AND THE U.S. MAY PROVIDE YOU WITH DIFFERENT OR LESS INFORMATION ABOUT US THAN YOU EXPECT.

     There may be less publicly available information about us than is regularly published about companies in the United States. While we are subject to the periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, the disclosure required from foreign issuers under the Securities Exchange Act is more limited than the disclosure required from U.S. issuers. Additionally, we present our financial statements under Israeli GAAP which differs from U.S. GAAP.For the discussion of the differences between Israeli GAAP and U.S. GAAP, see "Item 17. Financial Statements".

OUR MANAGEMENT HAS IDENTIFIED A MATERIAL WEAKNESS IN OUR INTERNAL CONTROLS AS OF THE END OF THE PERIOD COVERED BY THIS ANNUAL REPORT, REGARDING THE RECONCILIATION OF OUR FINANCIAL STATEMENTS TO U.S. GAAP, IN ACCORDANCE WITH OUR S.E.C. REPORTING OBLIGATIONS.

     To address the material weakness, our accounting personnel have outlined the issues relevant to the reconciliation of our financial statements to U.S. GAAP and the methods of preparing such a reconciliation. In addition, we have retained U.S. counsel to advise as to the requirements of Form 20-F and related SEC rules and regulations. As a result of the implementation of the run-off plan, and subject to future changes in the requirements of U.S. GAAP, we do not expect any significant new issues to arise in connection with the preparation of the U.S. GAAP reconciliation because our business operations have been, and will continue to be, dramatically reduced. In preparing our financial statements in the future, our accounting personnel will be guided by the experience they acquired in the preparation of this annual report on Form 20-F. Our accounting personnel have indicated that they will regularly consult with, and seek the assistance of, outside accounting advisors in connection with the preparation of our financial statements and the required reconciliation of such financial statements to U.S. GAAP. Moreover, they will periodically seek from such outside accounting advisors relevant updates regarding SEC and PCOAB rules and regulations relating to reconciliation to U.S. GAAP.

However, we cannot assure you that the measures we have taken to date or any future measures will remediate the material weakness identified in Item 15 of our annual report or that we will implement and maintain adequate controls in the future. Our independent auditors have not evaluated the measures we have taken or plan to take to address the conditions described above. In addition, we cannot assure you that additional reportable conditions in our internal controls will not be discovered in the future. Any failure to remediate the material weakness identified in Item 15 of this Form 20-F or implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations relating to reconciliation to U.S. GAAP.

VOLATILITY IN INTEREST RATES MAY NEGATIVELY AFFECT OUR NET INTEREST INCOME AND INCREASE OUR NON-PERFORMING LOAN PORTFOLIO.

     Changes in market interest rates could affect the interest rates charged on the interest-earning assets differently than the interest rates paid on interest-bearing liabilities. Our special line of credit from the Bank of Israel, which is our main source of liquidity, bears interest at the Bank of Israel rate. Any increases in the Bank of Israel rate would result in an increase in our interest expenses relative to interest income, which would result in a reduction in our net interest income. Since a substantial part of our loan portfolio reprices in less than one year, rising interest rates may also bring about an increase in the volume of problem loans. Interest rates are highly sensitive to many factors beyond our control, including deregulation of the financial sector, monetary policies, domestic and international economic and political conditions and other factors.

FOREIGN EXCHANGE RATE FLUCTUATIONS MAY NEGATIVELY AFFECT OUR EARNINGS AND THE VALUE OF OUR ASSETS AND SHARES.

     Beginning in the second half of 2002, as a result of the increased withdrawal of deposits by the public, we experienced significant changes in the surplus/deficit of our assets maintained in various bases (i.e. non-linked shekels, shekels linked to CPI and foreign currency). The Bank of Israel granted us a special line of credit in non-linked New Israeli Shekels and, as a result, our ability to manage our assets and liabilities was severely reduced. If a significant devaluation of the Israeli currency were to occur at a time when we had a substantial surplus in our liabilities in foreign currencies (including those linked to foreign currencies), we may experience a substantial adverse effect on our financial results. See "Item 11. Quantitative and Qualitative Disclosure of Market Risk" for a detailed discussion of market risks.

OUR REMAINING OPERATIONAL RISKS ARE INHERENT IN OUR BUSINESS.

     Our remaining business activities are dependent on the ability to process transactions efficiently and accurately. Operational risk and losses can result from fraud, errors by employees, failure to document transactions properly or to obtain proper internal authorization, failure to comply with regulatory requirements and rules, equipment failures, natural disasters or the failure of external systems, of our suppliers or counterparties. Although we have implemented risk controls and we devote substantial resources to developing efficient procedures, we cannot be absolutely certain that such procedures will be effective in controlling each of the operational risks we face.

THERE IS CURRENTLY NO ESTABLISHED TRADING MARKET IN THE UNITED STATES FOR ANY OF OUR SECURITIES.

     There can be no assurance as to (a) the liquidity of any market that may develop for our securities in the United States or elsewhere, (b) the ability of the holders of the securities to sell them in the United States or elsewhere or
(c) the prices at which any sales of our securities may be made. Some of our securities are listed on the Tel Aviv Stock Exchange.

WE HAVE DRAMATICALLY REDUCED THE NUMBER OF OUR EMPLOYEES; WE RELY ON OUR REMAINING EMPLOYEES TO ASSIST US THROUGHOUT THE RUN-OFF PERIOD.

     In accordance with the terms of the run-off plan, we have dramatically reduced the number of our employees. Our ability to operate under the run-off plan during the run-off period depends to a large extent upon the continued services of our remaining senior management and employees. The loss of the services of our remaining personnel could have a material adverse effect on our business, financial condition or results of operations and our ability to function throughout the run-off period.

OUR INDEBTEDNESS FOR OUR CAPITAL NOTES IS SUBORDINATED AND UNSECURED.

     In 1974, we issued U.S.$ 50 million subordinated capital notes bearing interest at an annual rate of 7.5%. Under their terms, subject to the provisions of the following paragraph, the capital notes are redeemable at the election of the holder beginning on December 31, 1998 and, thereafter, every 18 months, and at our election at any time after January 1, 1981.

     The capital notes are perpetual. The outstanding principal amount of the capital notes is payable at certain enumerated times at the option of the holder. The holder of capital notes, in order to receive payment of the outstanding principal amount of the capital notes, must deliver the capital notes for cancellation to the agent designated by us together with a written demand for payment. The first date on which the outstanding principal amount could be paid to holders who submitted the notes and the written demand was December 31, 1998. After December 31, 1998, the holders of capital notes are able to submit notes and written demands to obtain payment of the outstanding principal amount every 18 months until all of the capital notes are paid off. The holders must deliver their notes and written demands at least 30 days prior to the date of payment.

     The principal amount of our outstanding capital notes as of December 31, 2003 was $6,466,800.

     We deposited the proceeds of the issuance of the capital notes with the Ministry of Finance of the State of Israel pursuant to a deposit agreement. According to the deposit agreement, the deposit earns interest at the annual rate of 7.5%, payable to us on the payment dates for the interest on the capital notes, and the Government undertook to repay the deposit to us upon the redemption of the capital notes (together with any premium, if any, paid on them) or upon the winding up of our bank, whichever is earlier. According to a letter addressed to us from the General Comptroller of the Treasury, the payment of interest on the deposit and the return of the principal amount of the deposit WILL BE EFFECTED TOGETHER WITH LINKAGE INCREMENTS TO THE U.S. DOLLAR.

     According to the terms of the capital notes, our indebtedness under the notes is subordinated in right of payment to all our secured indebtedness and obligations and to all our future indebtedness and obligations, secured or unsecured, which by their terms shall be senior in right of payment to the notes, and rank equally to all our other unsecured indebtedness and obligations. We have pledged (by a floating charge) a substantial portion of our assets in favor of the Bank of Israel, as collateral for the repayment of the special line of credit. We have also pledged in favor of some other Israeli banks certain deposits we have deposited with them, in order to secure our obligations to them. We are not aware of any unsecured indebtedness or obligations which by their terms are senior in right of payment to the capital notes. However, under Israeli law, certain types of indebtednesses of a company are deemed to have priority, in the event of winding up or receivership proceedings , over regular unsecured debts, such as indebtedness to employees, indebtedness to the income tax authorities, and rental obligations. The amount of the secured debt ranking prior to the right of payment to the notes, as of December 31, 2003, was NIS 2,062 million.

     Even though the Government has undertaken to pay us interest back-to-back with the payment of interest on the capital notes and to pay us the outstanding principal amount of the capital notes upon their redemption or upon our wind up, the Government's obligation inures to our favor and not to the favor of the holders of the capital notes and, therefore, in the event of our insolvency, the Government's obligation does not guarantee that the payment due to the holders of the capital notes will be made.

THE TRADING ON THE TEL AVIV STOCK EXCHANGE IN OUR ORDINARY PREFERRED SHARES AND CERTAIN CLASSES OF OUR PREFERRED SHARES MAY BE RESTRICTED AND THESE SHARES MAY EVENTUALLY BE DELISTED.

     Pursuant to the rules and procedures adopted by the Tel Aviv Stock Exchange
(TASE), securities of a company which are traded on the exchange must abide by certain preservation requirements concerning the minimum value of the public's holdings in such class of securities, the minimum rate of the public's holdings of such class of securities and the minimum capital of the company. Securities are reviewed every six months to see if they comply with the preservation requirements. If a class of securities fails to comply with the preservation requirements on two consecutive reviews, it is moved to a special list and, thereafter, is traded on a limited basis. If within 12 months of being placed on the special preservation list the securities do not fulfill the conditions to enable its return to regular trading, then (subject to certain provisions which allow an extension of the above 12 month time frame), the class of securities will be de-listed from trading. Prior to the amendment of the above rules at the beginning of 2004, a class of securities which did not comply with the preservation requirements was not moved to the "preservation list"; rather, trading in the shares was suspended.

     In April 2003, we were informed by the TASE that our Preferred Ordinary Shares did not abide by the preservation requirements concerning the minimum value of the public's holdings and that if upon the next review (on September 30, 2003) they continued to not be in compliance with the preservation requirements, the board of directors of the TASE would consider suspending the shares from trading. In October 2003, the TASE informed us that since the value of the public's holdings of the Preferred Ordinary Shares on September 30, 2003 was higher than the minimum required by the preservation requirements, the Preferred Ordinary Shares would not be suspended from trading.

     In addition to our preferred ordinary shares, our C, CC, and CC1 shares and our capital notes are traded on the TASE. If our shares or our capital notes traded on the TASE were to be moved to the "preservation list" or delisted, their liquidity would be adversely affected.

YOU MAY NOT BE ABLE TO ENFORCE CIVIL LIABILITIES IN THE UNITED STATES AGAINST OUR OFFICERS AND DIRECTORS.

     All of our directors and executive officers are non-residents of the United States. A significant portion of our assets and the personal assets of our directors and executive officers are located outside the United States. Therefore, it may be difficult to effect service of process upon any of these persons within the United States. In addition, a judgment obtained in the United States against us, and most of our directors and executive officers, including but not limited to judgments based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States.

     Generally, it may also be difficult to bring an original action in an Israeli court to enforce liabilities based upon the U.S. federal securities laws against us and most of our directors and executive officers. Subject to particular time limitations, executory judgments of a United States court for liquidated damages in civil matters may be enforced by an Israeli court, provided that:

     (1) the judgment was obtained after due process before a court of competent jurisdiction, that recognizes and enforces similar judgments of Israeli courts, and according to the rules of private international law currently prevailing in Israel;

     (2) adequate service of process was effected and the defendant had a reasonable opportunity to be heard;

     (3) the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

     (4) the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

     (5)  the judgment is no longer appealable; and

     (6) an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

POLITICAL AND ECONOMIC CONDITIONS IN ISRAEL MAY LIMIT OUR ABILITY TO CONTINUE OUR OPERATIONS DURING THE RUN-OFF PERIOD. THIS COULD RESULT IN A MATERIAL ADVERSE EFFECT ON OUR REMAINING OPERATIONS AND BUSINESS.

     We are incorporated under the laws of the State of Israel, where we also maintain our headquarters. Political, economic and security conditions in Israel directly influence us. Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel's international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our remaining operations and business.

     Since October 2000, there has been substantial deterioration in the relationship between Israel and the Palestinian Authority that has resulted in increased violence. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on our remaining business, financial conditions or results of operations.

     Our offices are located in Israel. Our operations could be materially and adversely affected by acts of terrorism or if major hostilities should occur in the Middle East or trade between Israel and its present trading partners should be curtailed, including as a result of acts of terrorism in the United States. Any such events may not be covered by insurance.

     In addition, in recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment. Our operations could be adversely affected if the economic conditions in Israel continue to deteriorate. In addition, due to significant economic measures proposed by the Israeli Government, there have been several general strikes and work stoppages in 2003 and 2004, affecting all banks, airports and ports. These strikes have had an adverse effect on the Israeli economy and on business. Following the passage by the Israeli Parliament of laws to implement certain economic measures, Israeli trade unions have threatened further strikes or work-stoppages, and these may have a material adverse effect on the Israeli economy and on us.

CURRENT TERRORIST ATTACKS IN ISRAEL AND GLOBALLY MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATING RESULTS.

     Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, terrorist attacks in Israel and other acts of violence or war may affect the markets on which our securities trade, the markets in which we operate, and our remaining operations during the run-off period. We cannot assure you that there will not be further terrorist attacks against the United States or Israel, or against American or Israeli businesses. These attacks or subsequent armed conflicts resulting from or connected to them may directly impact our remaining business during the run-off period or the operations of our customers. Furthermore, the ongoing armed conflicts around the world such as in Iraq could have a further impact on our remaining operations.

WE ARE INVOLVED IN LITIGATION ALLEGING VIOLATIONS OF THE SECURITIES LAWS OF THE STATE OF ISRAEL THAT MAY HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

     In October 2002, a class action was filed against us and certain of our present and former officers and directors asserting claims under the Securities Law - 1968 (Israel) and the related Securities Regulations (Immediate and Periodic Reports) - 1970 (Israel). The class action alleges that we breached our duty to report significant events in accordance with the Securities Law - 1968 (Israel) and the related Securities Regulations (Immediate and Periodic Reports)
- 1970 (Israel). Under Israeli law, the class action has to be approved by the court. The court has not yet approved this class action .

     In March 2003, a derivative action was filed against us and certain of our present and former officers and directors. The derivative action alleges that the officers and directors breached their duty of care to us and were negligent in carrying out their duties. Under Israeli law, the derivative action has to be approved by the court. The court has not yet approved this derivative action.

     These legal proceedings are in the preliminary stages which makes it more difficult to predict their outcome. The litigation process is inherently uncertain. If we are not successful in defending against the class action we could incur substantial monetary judgments in excess of available insurance coverage and suffer damage to our reputation. Whatever the outcome of these proceedings will be, they could result in substantial costs and may occupy a significant amount of time and attention of our senior management. Since the derivative action is an action in the name and on behalf of the company, it is the opinion of our legal advisors that our main exposure in these proceedings is for expenses.

POTENTIAL CLAIMS RELATING TO OUR BANKING OPERATIONS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

     We may be subject to claims relating to the our banking operations. Our agreements with our business customers generally contain provisions designed to limit our exposure to potential claims, but these provisions may be declared void or modified by the court, if the court determines that they are prejudicial in accordance with the Standard Contracts Law -1982 (Israel). We also maintain an insurance policy. However, our insurance may not cover all relevant claims or may not provide sufficient coverage. Our remaining business, financial condition and operating results could be materially adversely affected if costs resulting from future claims are not covered by our insurance or exceed our coverage.

YOUR RIGHTS AND RESPONSIBILITIES AS A SHAREHOLDER WILL BE GOVERNED BY ISRAELI LAW AND DIFFER IN SOME RESPECTS FROM THE RIGHTS AND RESPONSIBILITIES OF SHAREHOLDERS UNDER U.S. LAW.

     We are incorporated under Israeli law. The rights and responsibilities of holders of our shares are governed by our memorandum of association, our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters.


ITEM 4. INFORMATION ON THE COMPANY

     THE FINANCIAL INFORMATION PRESENTED IN THIS ITEM BELOW IS BASED ON ISRAELI GAAP, WHICH MAY DIFFER MATERIALLY FROM U.S. GAAP. FOR A RECONCILIATION OF OUR FINANCIAL INFORMATION TO U.S. GAAP, SEE "ITEM 3.A.- SELECTED FINANCIAL DATA" AND "ITEM 17- FINANCIAL STATEMENTS".

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

     The Industrial Development Bank of Israel Limited was incorporated under the laws of the State of Israel on October 7, 1957. Our initial purpose was to encourage and assist in the establishment and expansion of industrial enterprises in Israel. The Bank of Israel issued a banking license permitting us to operate as a commercial bank in Israel pursuant to the Banking Licensing Law -1981 (Israel) and, in September 1991, we commenced our commercial banking operations.

     Our legal and commercial name is Industrial Development Bank of Israel Ltd. Our registered office is located at 82 Menachem Begin Road, Tel-Aviv, Israel 67138, and our telephone number is 972-3-6272727. Our corporate website can be accessed through WWW.IDBI.CO.IL. The information found on our corporate website is, however, not part of this annual report. Our agent in the United States regarding our C,CC, D and DD shares is Mellon Financial Services Inc., located at 85 Challenger Road, Ridgefield Park, New Jersey 07660. Our agent in the United States regarding our capital notes is JPMorgan Chase Bank, located at 4 New York Plaza, 15th floor, New York, N.Y. 10004.

     We are owned primarily by the Government of Israel, Bank Leumi Le-Israel, Israel Discount Bank and Bank Hapoalim. The Government of Israel holds approximately 75% of our equity.The Government of Israel and the three largest banks in Israel, Bank Hapoalim, Bank Leumi and Israel Discount Bank, collectively hold approximately 90% of our voting shares.

     We are subject to the supervision and the regulations of the Bank of Israel, through the Supervisor of Banks. Among other things, we are required to submit periodic and other reports to the Bank of Israel and are subject to inspections by the Bank of Israel. Since the State of Israel holds 45.8% of our voting rights and about 50% of the rights to appoint directors, we are deemed to be a "Mixed Company" under the Government Companies Law-1975 (Israel), and therefore we must also report to the Government Companies Authority. Because the State of Israel is entitled to appoint directors to our board, we are also deemed to be a "body that the Government of Israel participates in its management" within the State Comptroller Law-1958 (Israel) and consequently we are subject to the State Comptroller's audit.


B.   BUSINESS OVERVIEW

     Until the liquidity crisis we experienced in the third quarter of 2002 (as discussed below), our business focused on normal banking activities, including, without limitation, the extension of short, medium and long term credit in NIS and foreign currencies, the acceptance of deposits in all currencies, the maintenance of checking accounts and the issuance of credit cards. In addition, we issued guarantees of all types in Israel and abroad and issued letters of credit and other documents relating to foreign trade. We maintained a foreign exchange dealing room, which provided currency conversion services and services relating to the hedging of currency and interest rate risk. Our finance department also provided services in factoring and futures transactions. We also analyzed and prepared applications for "Approved Enterprise" status and administered government grants. Our customers included many of Israel's well known large industrial companies, medium size commercial entities, public institutions, kibbutzim and other agricultural sector companies. Until 2002, our goal was to gradually expand our range of commercial banking activities, which generally focused on the business and industrial sectors, and diversify our customer base.

     The balance of the public's deposits with us sharply declined in the third quarter of 2002. The balance of the public's deposits with us was NIS 3,597 million as of June 30, 2002 and, by December 31, 2002, the balance had declined to NIS 1,291 million, a NIS 2,306 decrease over 6 months. As a result of the increased withdrawals of deposits by the public, we experienced a severe liquidity crisis. The decline in the public's deposits continued through our 2003 fiscal year and as of December 31, 2003, the balance of the public's deposits with us had further declined to only NIS 620 million

     In response to our liquidity problems, the Government of Israel and the Bank of Israel proposed a plan for the sale of our assets and liabilities to a third party. To help us manage our liquidity crisis and continue operations until the sale, the Bank of Israel agreed to provide us a special line of credit. See "Proposed Sale of the Bank and Extension of Special Line of Credit by the Bank of Israel" below for a detailed description of the proposed sale and the special line of credit from the Bank of Israel.

     We were unable to consummate the sale of our asset and liability portfolio "en bloc" and within a short time frame and, on February 27, 2003, our board of directors adopted a run-off plan for our business, which plan was approved, with certain modifications, by the Government of Israel. We are currently operating under the terms of the run-off plan. The ultimate goal of the run-off plan is the controlled disposal of our credit assets over a period which will expire during 2006. For a more detailed description of the run-off plan and the amendments to the special line of credit, see "Adoption of the Run-Off Plan and Amendment of the Special Line of Credit" below.

PROPOSED SALE OF THE BANK AND EXTENSION OF SPECIAL LINE OF CREDIT BY BANK OF ISRAEL

     On August 26, 2002, in response to our severe liquidity crisis, the Prime Minister's Office of the State of Israel, the Finance Ministry of the State of Israel and the Bank of Israel adopted a plan for the sale of our asset and liability portfolio and the extension of a special line of credit by the Bank of Israel to permit us to bridge our liquidity problems. Our board of directors approved the sale of our asset and liability portfolio and the special line of credit from the Bank of Israel in accordance with the plan and agreed to cooperate during the sale process so as to facilitate its implementation.

     On September 9, 2002, the Governor of the Bank of Israel notified us that he had decided to extend to us a special line of credit. According to the terms of the special line of credit as initially extended, we were able to utilize the line of credit to the extent necessary to bridge our liquidity needs to fulfill our banking obligations, including those toward our public depositors (not including liabilities of any kind to the Government of Israel). The interest rate on the special line of credit (which was to be charged quarterly) was set by the Governor of the Bank of Israel at a rate equal to the Bank of Israel rate plus 3%. In addition, we were required to pay the Bank of Israel a commission at an annual rate of 1% (which was to be charged monthly) in respect of the unutilized amount of the special line of credit. The special line of credit was available through the earlier of May 10, 2003 or the date of the sale of our asset and liability portfolio. According to the terms of the special line of credit, the Governor of the Bank of Israel may, in his sole discretion, demand the earlier repayment of the outstanding amounts due under the special line of credit or terminate any further utilization of the special line of credit.

     The extension of the special line of credit was also subject to various conditions, including, without limitation, the pledge of a substantial part of our assets to the Bank of Israel. The pledge in favor of the Bank of Israel was created by us only on November 14, 2002 and the special line of credit, with an available amount of credit of NIS 2.2 billion, was granted on that date. The Governor of the Bank of Israel notified us on November 14, 2002 that our drawings from the Bank of Israel prior to November 14, 2002 would bear interest, until November 14, 2002, at a rate equal to the Bank of Israel rate plus 5%, while according to the terms of the special line of credit as determined on September 9, 2002, from November 14, 2002, the special line of credit would bear interest equal to the Bank of Israel rate plus 3%.

     The pledge in favor of the Bank of Israel does not apply to all of our assets. The assets that were not pledged to the Bank of Israel included the following: (a) loans and credits guaranteed by the State of Israel with a total balance sheet value of approximately NIS 6.4 billion as of December 31, 2003,
(b) our perpetual deposit with the Ministry of Finance in respect of the DD shares, and (c) deposits with other banking institutions in Israel and/or abroad, and/or with brokers in Israel and/or abroad, that we make from time to time in order to secure those of our liabilities to such banking institutions and/or brokersthat were created after November 14, 2002.

     On November 13, 2002, our board of directors approved the terms of the sale of our asset and liability portfolio and the sale process. The asset portfolio offered for sale by our board of directors included (a) credit granted to the public, (b) credit to governments and (c) equity investments, all having an aggregate balance sheet value as of December 31, 2002, equal to NIS 4.3 billion. The liabilities portfolio included deposits of the public, banks and the Israeli Government, having an aggregate balance sheet value as of December 31, 2002, of NIS 2.5 billion. The assets not offered for sale (consisting mainly of loans guaranteed by the State of Israel and the perpetual deposits with the Finance Ministry) had an aggregate balance sheet value as of December 31, 2002 equal to NIS 8.2 billion. The liabilities not offered for sale (consisting mainly of State deposits for granting loans and the special line of credit from the Bank of Israel) had an aggregate balance sheet value as of December 31, 2002 equal to NIS 9.4 billion.

     Our board of directors approved the sale as an "en bloc" sale to one or more purchasers. Under the terms of the approved sale process, the proposal documents were scheduled to be provided to potential purchasers by December 20, 2002 and the information room, which was established for due diligence review, was scheduled to open on the same date. Prior to such date, we contacted those other banks that we considered to be potential purchasers of our asset and liability portfolio in order to discuss their participation in the sale process. However our board of directors soon realized that there was little interest in the proposed sale of our asset and liability portfolio. The information room was closed at the end of January 2003 without any of the potential purchasers having commenced a due diligence review.

ADOPTION OF THE RUN-OFF PLAN AND AMENDMENT OF THE SPECIAL LINE OF CREDIT

     When it became apparent that the proposed "en bloc" sale of our assets and liabilities within a short time frame would not be consummated, our board of directors decided to entertain other alternatives to such a sale. At its meeting on February 27, 2003, our board adopted the principles of a proposed run-off plan prepared by Zinger Barnea and Co. Ltd. and Fahn Kanne Consultants Ltd. The components of the run-off plan included, among other things, (a) a supervised sale of our credit assets, by way of collection (in accordance with established maturity dates) of some of the outstanding loans, and a segmented sale of some of our other credit assets, to be conducted over a period ending on December 31, 2006, (b) a significant reduction in manpower and in operating expenses and (c) the continuation of the special line of credit by the Bank of Israel during the period of the run-off. Based on the economic evaluation of the plan, the cost of implementing the run-off plan, including the sale of the credit assets, was expected to be significantly less than the expected discount on the "en bloc" and short-term sale of our asset and liability portfolio. At the same meeting, our board approved a detailed efficiency plan formulated by our management. The efficiency plan includes extensive cutbacks (beyond those formerly approved ) in operating expenses and manpower, including termination and reduction of banking services unrelated to the collection of existing loans.

     On July 29, 2003 the Ministerial Committee for Social and Economic Affairs of the Government of Israel approved the run-off plan with certain modifications, including fixing the implementation period of the plan at three years, from July 29, 2003. We are currently operating under the terms of the run-off plan. In accordance with the run-off plan, our assets are to be disposed of in a controlled process and over a defined period of time to expire during 2006.

     In connection with the governmental approval of the run-off plan, the Bank of Israel agreed to amend the terms of the special line of credit and continue to extend the special line of credit to us for a period of 36 months. On September 1, 2003, the terms and conditions of the special line of credit were amended. As amended, the terms of the special line of credit require that the loans extended to us under the special line of credit be repaid by August 1, 2006. The maximum available amount of credit under the special line of credit decreases gradually over the term of the special line of credit (from a maximum amount of NIS 2.2 billion) in accordance with the forecast that we provided to the Bank of Israel. The interest rate on the utilized portion of the special line of credit is the interest rate of the Bank of Israel, subject to "the fulfillment of all the conditions, including that which is stipulated in the government's resolution regarding the date of completion and return of the deposits to the public and the realization of the bank's assets".

     In addition, according to the amended terms of the special line of credit, during the run-off period, the aggregate amount of outstanding loans to the public may not exceed the balance of such outstanding loans as of July 31, 2003 and must continue to decline throughout the run-off period. Any increase in the total amount of outstanding loans to the public will be deemed to be an unauthorized overdraw on the special line of credit and interest will be charged on such overdraw accordingly. Our volume of activity with respect to the receipt of deposits was also curtailed. According to the amended terms of the special line of credit, the commission to be paid to the Bank of Israel at the annual rate of 1% in respect of the unutilized amount of the special line of credit, is to be calculated on the basis of 105% of the utilized amount. If, as of July 29, 2005, there is an unpaid balance on the special line of credit, the Government of Israel will become (with respect to the Bank of Israel) the obligor on the balance of the outstanding special line of credit as of such date and the balance will be paid by the Government of Israel to the Bank of Israel by means of a monetary transfer on or before July 29, 2006.

     The terms of the special line of credit impose significant restrictive operating covenants on us. The main terms of the special line of credit, as amended, and the main restrictions thereunder are as follows:

     o The repayment date will be no later than August 1, 2006. The Governor of the Bank of Israel may, in his sole discretion, demand an earlier repayment of the special line of credit or terminate any further utilization of the line.

     o The maximum amount of the special line of credit will decline gradually (from a maximum amount of NIS 2.2 billion) in accordance with a forecast that we provided to the Bank of Israel.

     o Subject to the terms of the special line of credit, we are allowed to use the special credit line in order to fulfill our banking obligations and other related obligations that serve the purposes of reducing the special credit line and realizing our credit portfolio, subject to our meeting the above forecast of the decline of the special line of credit.

     o Beginning from the date the Government decided to adopt the "Run-off" plan (July 29, 2003) the interest on the utilized credit will be the interest rate of the Bank of Israel, providing that all the other conditions are fulfilled, including the Government decision with respect to the date for completing the return of the deposits to the public and the disposal of our assets. Until that date of July 29, 2003, the utilized credit bore interest at the "Bank of Israel rate" plus 3%.

     o The Bank will be required to pay a commission at the rate of 1% (charged monthly) on the difference between the maximum amount of the special line of credit and 105% of its utilized amount.

     o The total credit to the public will not exceed its balance as of July 31, 2003 and it will decrease. Any deviation will be considered by the Bank of Israel to be an unauthorized deviation and it will be charged interest accordingly.

     o Limitations were set on our volume of activity with respect to the receipt of deposits.

     o The granting of the special credit line is subject to various conditions, among which is the placement of a pledge in favor of the Bank of Israel on all of our assets, except for those assets to be agreed upon by us and the Bank of Israel (the lien was created in a debenture dated November 14, 2002).

     The outstanding balance of the special line of credit from the Bank of Israel, not including interest accrued but not yet charged, was NIS 2.06 billion as of December 31, 2003 and the outstanding balance was NIS 1.93 billion, as of February 24, 2004, and the outstanding balance was NIS 1.39 billion, as of December 31, 2004.

CURRENT OPERATIONS UNDER THE RUN-OFF PLAN

     We have petitioned the Bank of Israel to reimburse us for certain interest payments that we previously made. Prior to the amendment of the special line of credit on September 1, 2003 (in connection with the adoption and approval of the run-off plan), the interest rate on the amounts outstanding on the credit we drew from the Bank of Israel was (a) the Bank of Israel rate plus 5% from August 2002 to November 13, 2002 and (b) the Bank of Israel rate plus 3% from November 13, 2002 to July 29, 2003. Additionally, we paid a high interest rate on liquidity deficits that occurred from time to time in our account with the Bank of Israel. As amended, the special line of credit has an interest rate on outstanding amounts equal to the Bank of Israel rate. We have requested that the Bank of Israel reimburse us for the difference between the amount of interest that we paid at the previous interest rates between August 2002 and July 2003 and the amount of interest that we would have paid at the new interest rate(Bank of Israel rate) during the same time period. The total amount that we have requested to be reimbursed, with interest thereon, as of December 31, 2003 is NIS 66 million. The Bank of Israel declined our initial request for the reimbursement, but we continue to pursue it.

     Because our banking activities are limited to the collection of existing loans and the wind-up of remaining activities during the run-off period, the Bank of Israel may limit, curtail or revoke our banking license to reflect our limited activity during the run-off plan. See "Item 3 - Risk Factors" above for a discussion of the risks relating to the limitation, curtailment or revocation of our banking license.

     During the run-off period, the Accountant General of the Treasury and the Government Companies Authority will continue to examine other alternatives for the disposal of our asset and liability portfolio.

     As a result of our considerable efforts to collect existing loans, we have significantly reduced the aggregate amount of our outstanding loans to the public. This balance (not including a loan to a certain government company guaranteed by the State of Israel and granted out of a deposit that the State of Israel has deposited with us for that purpose), which at December 31, 2001 amounted to NIS 5,238 million, was reduced to NIS 3,984 million at December 31, 2002, to NIS 2,784 million at December 31, 2003 and to NIS 2,619 million at February 24, 2004. Even when we take into consideration the allowances for doubtful debts provided for during this period (and which are deducted from the amount of our outstanding loans), this still represents a collection of considerable loan amounts.

     As part of the implementation of the run-off plan, we have already reduced or ceased certain activities we previously conducted. We have significantly reduced our foreign currency and foreign trade activity, and we have almost completely discontinued or completely discontinued the following activities: operating a foreign exchange dealing room (for customers), operating current accounts and securities accounts (for private customers), execution of Government grants through the "Approved Enterprise" status system, independently operating teller and clearing facilities and issuing credit cards.

     Following the liquidity crisis that we experienced in the third quarter of 2002 and the implementation of our run-off plan, we are presently able to borrow only by drawing on the special line of credit extended to us by the Bank of Israel. The special line of credit is available to us only in shekels at a variable rate of interest equal to the Bank of Israel rate and for a period expiring on August 1, 2006. We are, therefore, unable to maintain a balance in currency and linkage bases, in maturities and in interest rates, with respect to our assets and liabilities.

     In order to reduce our exposure to the risks resulting from these circumstances, we are carrying out swap transactions with other banks and with the Bank of Israel.

     For further discussion of our risk management, see "Item 11-Quantitative and Qualitative Disclosures About Market Risk" below.

     The reduction in our operations was accompanied by a reduction in our staff. The number of employees, which as of January 1, 2002 was 170, was reduced to 79 by December 31, 2003, and was further reduced to 68 by February 24, 2004.

     In addition to the significant reduction in payroll expenses because of the reduction in the number of employees and the salary reductions that were implemented at the beginning of 2003, we are also taking steps to significantly reduce operating costs. We relocated to new offices in September 2003. The new office space is two-thirds smaller than the previous office space that we rented and the rent per square meter of the new office space is significantly lower than the rent we had been paying. We have also outsourced our computer services. Management believes that the outsourcing will lead to a significant reduction in computer expenses.

     We maintain close and continuous contacts with the Bank of Israel and the Government of Israel. In accordance with the run-off plan and the efficiency plan, we will refrain from extending new loans to customers and our activities will concentrate on collection of the existing loan portfolio. We plan to implement an aggressive policy in all matters to relating to collection of problematic debts. We expect that as a result of the intensive handling of problematic collections, there will be a significant increase in our collection costs and legal fees.

     The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed as a result of the implementation of the run-off plan.



AVERAGE BALANCE SHEETS AND INTEREST RATES

The following tables show our average balance sheets and interest rates for the three years ending on December 31, 2003, 2002 and 2001.

AVERAGE BALANCE SHEETS AND INTEREST RATES
IN TERMS OF NIS AS OF DECEMBER 2003

                                                               2003                                        2002
                                                ------------------------------------        ------------------------------------
                                                             FINANCING       RATE OF                     FINANCING       RATE OF
                                                AVERAGE      INCOME(2)       INCOME        AVERAGE       INCOME(2)       INCOME
                                               BALANCE (1)  (EXPENSES)      (EXPENSES)    BALANCE (1)    (EXPENSES)     (EXPENSES)
                                                -------       -------        -------        -------       -------        -------
                                                 IN MILLIONS OF NIS             %            IN MILLIONS OF NIS              %
                                                ---------------------        -------        ---------------------        -------
ISRAELI CURRENCY - NON-LINKED
ASSETS
Credit to the Public                            1,277.4         141.2          11.05        1,456.5          46.8           3.21
Credit to governments                               0.2             -           1.2             1.8          (0.2)        (11.11)
Deposits with Bank of Israel                       11.2           0.1           1.13           59.2          (5.2)         (8.79)
Deposits with banks                                 8.0           0.8           9.49           40.1          (2.7)         (6.85)
Debentures                                          1.8           0.2          11.25           45.1          (2.0)         (4.35)
                                                -------       -------                       -------       -------
Total assets before effect of derivatives       1,298.6         142.3          10.96        1,602.7          36.7           2.29
Effect of derivatives ALM (3)                     674.0          66.7           9.90          500.8          11.5           2.30
                                                -------       -------                       -------       -------
Total assets after effect of derivatives        1,972.6         209.0          10.60        2,103.5          48.2           2.29
                                                =======       =======                       =======       =======

LIABILITIES
Deposits of the public                            239.0         (21.5)         (8.99)       1,367.6          46.5           3.35
Deposits of Bank of Israel                      2,109.4        (219.0)        (10.38)         632.3         (91.0)         (14.4)
Deposits of banks                                     -             -              -           31.6          (0.1)         (0.31)
                                                -------       -------                       -------       -------
Total liabilities                               2,348.4        (240.5)        (10.24)       2,031.5         (44.6)         (2.20)
                                                =======       =======                       =======       =======
INTEREST MARGIN NOT INCLUDING DERIVATIVES                                       0.72                                        0.09
INTEREST MARGIN INCLUDING DERIVATIVES                                           0.36                                        0.09
ISRAELI CURRENCY -LINKED TO THE CPI
ASSETS
Credit to the Public                            1,237.0          61.2           4.95        1,758.9          75.6           4.30
Credit to governments                              29.6             -              -           36.3           0.1           0.27
Deposits with banks                                31.9           1.4           4.46           35.3           2.0           5.56
Debentures                                         23.9           1.2           4.88           52.6           2.7           5.04
                                                -------       -------                       -------       -------
Total assets                                    1,322.4          63.8           4.82        1,883.1          80.4           4.27
                                                =======       =======                       =======       =======



                                                               2001
                                                ------------------------------------
                                                             FINANCING       RATE OF
                                                AVERAGE      INCOME(2)       INCOME
                                               BALANCE (1)   (EXPENSES)     (EXPENSES)
                                                -------       -------        -------
                                                 IN MILLIONS OF NIS             %
                                                ---------------------        -------
ISRAELI CURRENCY - NON-LINKED
ASSETS
Credit to the Public                            2,057.9         167.6           8.14
Credit to governments                                 -             -              -
Deposits with Bank of Israel                      224.8           8.1           3.63
Deposits with banks                               104.8           5.6           5.38
Debentures                                         89.2           6.2           6.91
                                                -------       -------
Total assets before effect of derivatives       2,476.7         187.5           7.57
Effect of derivatives ALM (3)                     172.0          10.3           5.99
                                                -------       -------
Total assets after effect of derivatives        2,648.7         197.8           7.47
                                                =======       =======

LIABILITIES
Deposits of the public                          2,364.2        (130.0)         (5.50)
Deposits of Bank of Israel                          4.4          (0.2)         (4.76)
Deposits of banks                                  40.6          (2.3)         (5.66)
                                                -------       -------
Total liabilities                               2,409.2        (132.5)          (5.5)
                                                =======       =======
INTEREST MARGIN NOT INCLUDING DERIVATIVES                                       2.07
INTEREST MARGIN INCLUDING DERIVATIVES                                           1.97
ISRAELI CURRENCY -LINKED TO THE CPI
ASSETS
Credit to the Public                            1,683.0          96.2           5.72
Credit to governments                              42.9             -              -
Deposits with banks                                22.6           1.4           6.02
Debentures                                         86.3           5.6           6.54
                                                -------       -------
Total assets                                    1,834.8         103.2           5.63
                                                =======       =======

AVERAGE BALANCE SHEETS AND INTEREST RATES
IN TERMS OF NIS AS OF DECEMBER 2003

                                                               2003                                         2002
                                               --------------------------------------       --------------------------------------
                                                              FINANCING      RATE OF                      FINANCING       RATE OF
                                                AVERAGE       INCOME(2)      INCOME         AVERAGE       INCOME(2)       INCOME
                                               BALANCE (1)   (EXPENSES)     (EXPENSES)     BALANCE (1)    (EXPENSES)     (EXPENSES)
                                               --------       --------       --------       --------       --------       --------
                                                 IN MILLIONS OF NIS             %            IN MILLIONS OF NIS               %
                                               -----------------------       --------       -----------------------       --------
LIABILITIES
Deposits of the public                            462.5          (20.0)         (4.32)       1,027.0          (53.2)         (5.18)
Deposits of the Government                        578.4          (12.0)         (2.08)         644.2          (20.4)         (3.17)
Deposits of banks                                  54.3           (1.0)         (1.8)          152.4           (8.6)         (5.67)
Debentures                                            -              -              -              -              -              -
                                               --------       --------                      --------       --------
                                                1,095.2          (33.0)         (3.01)       1,823.6          (82.2)         (4.51)

Effect of derivatives ALM (3)                      88.8           (2.8)         (3.15)             -              -              -
                                               --------       --------                      --------       --------
Total liabilities                               1,184.0          (35.8)         (3.02)       1,823.6          (82.2)         (4.51)
                                               ========       ========                      ========       ========
INTEREST MARGIN NOT INCLUDING DERIVATIVES                                        1.81                                        (0.24)
INTEREST MARGIN INCLUDING DERIVATIVES                                            1.80                                        (0.24)
FOREIGN CURRENCY-DOMESTIC OPERATIONS (4)
ASSETS
Credit to the Public                            7,609.8          149.6           1.97        8,793.0          650.6           7.40
Credit to governments                              97.1           (2.3)         (2.33)         157.8           11.6           7.34
Deposits with Bank of Israel                       13.7           (0.2)         (1.28)         105.4            3.3           3.17
Deposits with banks                                52.3           (1.5)         (2.95)         107.0            8.5           7.88
Debentures                                          1.7            0.2          10.86            4.2           (0.1)         (2.33)
                                               --------       --------                      --------       --------
                                                7,774.6          145.8           1.88        9,167.4          673.9           7.35
Effect of derivatives ALM (3)                     179.1            6.7           3.74         (500.8)          (1.7)         (0.33)
                                               --------       --------                      --------       --------
Total assets                                    7,953.7          152.5           1.92        8,666.6          672.2           7.76
                                               ========       ========                      ========       ========


                                                               2001
                                               --------------------------------------
                                                             FINANCING       RATE OF
                                               AVERAGE       INCOME(2)        INCOME
                                              BALANCE (1)    (EXPENSES)     (EXPENSES)
                                               --------       --------       --------
                                                 IN MILLIONS OF NIS             %
                                               -----------------------       --------
LIABILITIES
Deposits of the public                            922.2          (53.3)         (5.78)
Deposits of the Government                        698.1          (18.8)         (2.69)
Deposits of banks                                  91.5           (8.3)         (9.02)
Debentures                                          0.2              -              -
                                               --------       --------
                                                1,712.0          (80.4)         (4.70)

Effect of derivatives ALM (3)                         -              -              -
                                               --------       --------
Total liabilities                               1,712.0          (80.4)         (4.70)
                                               ========       ========
INTEREST MARGIN NOT INCLUDING DERIVATIVES                                        0.94
INTEREST MARGIN INCLUDING DERIVATIVES                                            0.94
FOREIGN CURRENCY-DOMESTIC OPERATIONS (4)
ASSETS
Credit to the Public                            8,578.2        1,208.0          14.08
Credit to governments                             175.1           18.2          10.38
Deposits with Bank of Israel                      134.3           11.9           8.87
Deposits with banks                               160.2           20.7          12.92
Debentures                                          7.8            0.3           4.00
                                               --------       --------
                                                9,055.6        1,259.1          13.90
Effect of derivatives ALM (3)                    (172.0)         (20.3)         (11.8)
                                               --------       --------
Total assets                                    8,883.6       (1,238.8)         13.94
                                               ========       ========

IN TERMS OF NIS AS OF DECEMBER 2003


                                                                   2003                                      2002
                                                    ------------------------------------      ------------------------------------
                                                                  FINANCING    RATE OF                     FINANCING       RATE OF
                                                    AVERAGE       INCOME(2)    INCOME         AVERAGE      INCOME(2)       INCOME
                                                   BALANCE (1)   (EXPENSES)   (EXPENSES)     BALANCE (1)   (EXPENSES)     (EXPENSES)
                                                    --------      --------      --------      --------      --------      --------
                                                      IN MILLIONS OF NIS           %            IN MILLIONS OF NIS            %
                                                    ----------------------      --------      ----------------------      --------
LIABILITIES
Deposits of the public                                 146.1           2.2          1.48         770.1         (49.9)        (6.48)
Deposits of the Government                           6,793.5        (110.7)        (1.63)      7,272.2        (564.1)        (7.76)
Deposits of banks                                      154.2           4.7          3.10         550.5         (31.6)        (5.74)
                                                    --------      --------                    --------      --------
                                                     7,093.8        (103.8)        (1.46)      8,592.8        (645.6)        (7.51)
Effect of derivatives ALM (3)                          764.3         (28.5)        (3.73)            -             -             -
                                                    --------      --------                    --------      --------
Total liabilities                                    7,858.1        (132.3)        (1.68)      8,592.8        (645.6)        (7.51)
                                                    ========      ========                    ========      ========
INTEREST MARGIN NOT INCLUDING DERIVATIVES                                           0.42                                     (0.16)
INTEREST MARGIN INCLUDING DERIVATIVES                                               0.24                                      0.25

TOTAL
Monetary assets generating financial income         10,395.6         351.9          3.38      12,653.2         790.9          6.25
Effect of derivatives ALM (3)                          853.1          73.4          8.62         500.8           9.8
                                                    --------      --------                    --------      --------
Total monetary assets generating financing
income                                              11,248.7         425.3          3.78      13,154.0         800.7          6.09
                                                    ========      ========                    ========      ========

Monetary liabilities generating financing
expenses                                            10,537.4        (377.3)        (3.58)     12,448.0        (772.5)        (6.21)
Effect of derivatives ALM (3)                          853.1         (31.3)        (3.69)        500.8             -
                                                    --------      --------                    --------      --------
Total liabilities generating financing expenses     11,390.5        (408.6)        (3.59)     12,948.8        (772.5)        (5.97)
                                                    ========      ========                    ========      ========
INTEREST MARGIN NOT INCLUDING DERIVATIVES                                          (0.20)                                     0.04
INTEREST MARGIN INCLUDING DERIVATIVES                                               0.19                                      0.12


                                                                   2001
                                                    ------------------------------------
                                                                 FINANCING     RATE OF
                                                    AVERAGE      INCOME(2)     INCOME
                                                   BALANCE (1)   (EXPENSES)   (EXPENSES)
                                                    --------      --------      --------
                                                      IN MILLIONS OF NIS           %
                                                    ----------------------      --------
LIABILITIES
Deposits of the public                               1,040.3        (111.4)       (10.71)
Deposits of the Government                           6,881.5        (996.9)       (14.49)
Deposits of banks                                      926.4        (104.8)       (11.31)
                                                    --------      --------
                                                     8,848.2      (1,213.1)       (13.71)
Effect of derivatives ALM (3)                              -             -             -
                                                    --------      --------
Total liabilities                                    8,848.2      (1,213.1)       (13.71)
                                                    ========      ========
INTEREST MARGIN NOT INCLUDING DERIVATIVES                                           0.19
INTEREST MARGIN INCLUDING DERIVATIVES                                               0.23

TOTAL
Monetary assets generating financial income         13,367.1       1,549.8         11.59
Effect of derivatives ALM (3)                              -         (10.0)
                                                    --------      --------
Total monetary assets generating financing
income                                              13,367.1       1,539.8         11.52
                                                    ========      ========

Monetary liabilities generating financing
expenses                                            12,969.4      (1,426.0)       (10.99)
Effect of derivatives ALM (3)                              -             -
                                                    --------      --------
Total liabilities generating financing expenses     12,969.4      (1,426.0)       (10.99)
                                                    ========      ========
INTEREST MARGIN NOT INCLUDING DERIVATIVES                                           0.60
INTEREST MARGIN INCLUDING DERIVATIVES                                               0.53

IN TERMS OF NIS AS OF DECEMBER 2003


                                                                2003                                         2002
                                                --------------------------------------       --------------------------------------
                                                               FINANCING      RATE OF                      FINANCING       RATE OF
                                                AVERAGE        INCOME(2)      INCOME         AVERAGE       INCOME(2)       INCOME
                                               BALANCE (1)    (EXPENSES)     (EXPENSES)     BALANCE (1)    (EXPENSES)     (EXPENSES)
                                                --------       --------       --------       --------       --------       --------
                                                   IN MILLIONS OF NIS            %            IN MILLIONS OF NIS              %
                                                -----------------------       --------       -----------------------       --------
In respect of options                                               5.1                                         25.2
Financing commissions and other financing
income                                                             59.3                                         41.8
Other financing expenses                                          (14.2)                                       (15.8)
                                                               --------                                     --------
Financing income before allowance for
doubtful debts                                                     66.9                                         79.5
Allowance for doubtful debts (including                          (130.0)                                      (401.8)
                                                               --------                                     --------
general and supplementary provisions)
Earnings from financing operations after                          (63.1)                                      (322.3)
                                                               ========                                     ========

allowance for doubtful debts
Other monetary assets                              863.6                                        936.7
General and supplementary allowance for
doubtful debts                                     (83.7)                                       (74.3)
Non-monetary assets                                 63.1                                         42.9
                                                --------                                     --------
TOTAL ASSETS                                    11,238.6                                     13,558.5
                                                ========                                     ========

Other monetary liabilities                         136.7                                        183.3
Non-monetary liabilities                             5.7                                         10.4
Capital resources                                  558.8                                        916.8
                                                --------                                     --------
TOTAL LIABILITIES AND CAPITAL RESOURCES         11,238.6                                     13,558.5
                                                ========                                     ========



                                                                 2001
                                                --------------------------------------
                                                               FINANCING      RATE OF
                                                AVERAGE        INCOME(2)      INCOME
                                               BALANCE (1)    (EXPENSES)     (EXPENSES)
                                                --------       --------       --------
                                                   IN MILLIONS OF NIS            %
                                                -----------------------       --------
In respect of options                                              25.7
Financing commissions and other financing
income                                                             38.5
Other financing expenses                                          (14.0)
                                                               --------
Financing income before allowance for
doubtful debts                                                    164.0
Allowance for doubtful debts (including                          (124.5)
                                                               --------
general and supplementary provisions)
Earnings from financing operations after                           39.5
                                                               ========

allowance for doubtful debts
Other monetary assets                              924.8
General and supplementary allowance for
doubtful debts                                     (58.7)
Non-monetary assets                                 44.9
                                                --------
TOTAL ASSETS                                    14,278.1
                                                ========

Other monetary liabilities                         218.2
Non-monetary liabilities                             8.5
Capital resources                                1,082.0
                                                --------
TOTAL LIABILITIES AND CAPITAL RESOURCES         14,278.1
                                                ========

FOOTNOTES:

(1) Based on monthly opening balances except for the non-linked Israeli currency segment where the average balance is based on daily figures, and net of the average balance of the specific allowance for doubtful debts. The Credit to the Public balances include non-accrual loans.


(2)  Not including interest on non-accrual loans.


(3) Derivatives (ALM) which comprise part of our asset and liability management and with respect to which revenue (expense) can be attributed to the linkage segments.

(4)  Including Israeli currency linked to foreign currency.


Note: The data for 2003 is presented according to the instructions of the Supervisor of Banks effective January 1, 2003, therefore it is not comparable with the data for 2002, which data is presented under the former instructions.

     The following table summarizes our assets and liabilities outstanding as of December 31, 2003, 2002, and 2001:

                                       IN  MILLIONS OF NIS
                                --------------------------------
                                 2003         2002         2001
                                ------       ------       ------
Total assets                    10,356       12,274       14,441

Assets consisting of
credits to the public            9,190       10,908       12,223

Total liabilities                9,847       11,665       13,403

Liabilities consisting of
deposits                         9,742       11,474       13,092


     The following table shows the linkage basis (currency) breakdown of our credit to the public outstanding as of December 31, 2003, 2002 and 2001.



                                                        IN MILLIONS OF NIS
                                                --------------------------------
                                                 2003         2002         2001
                                                ------       ------       ------
Non-linked Israeli currency                      1,125        1,278        1,607

CPI linked Israeli currency                        993        1,445        1,760

Dollar and linked thereto                        6,903        7,913        8,438

Other foreign currency and linked thereto          169          272          418
                                                ------       ------       ------
TOTAL                                            9,190       10,908       12,223
                                                ======       ======       ======

INVESTMENT PORTFOLIO

     The following table presents the book or market value of our investment portfolio as of December 31of 1999, 2000, 2001, 2002 and 2003.


                                                              IN  MILLIONS OF NIS
                                               ---------------------------------------------------
                                                2003       2002       2001        2000        1999
                                               -----      -----      -----       -----       -----
Marketable Government bonds                        -        0.1      163.0       171.0       294.7

Marketable other bonds                           7.2       13.0       19.3        15.2        17.3

Non-marketable other bonds                       7.9       19.3       16.6           -           -

Non marketable shares                           34.3       25.7       30.2        25.7        14.9

Marketable and available for sale shares        36.0       13.5        1.0         1.7         3.3

Trading shares                                     -          -        8.0         7.7           -
                                               -----      -----      -----       -----       -----
Total                                           85.4       71.6      238.1       221.3       330.2
                                               =====      =====      =====       =====       =====




EQUITY HOLDINGS PORTFOLIO


     The following table presents the book value of our investments in other equity holdings as of December 31of 1999, 2000, 2001, 2002 and 2003.


                                                               IN  MILLIONS OF NIS
                                               ---------------------------------------------------
                                                2003       2002       2001        2000        1999
                                               -----      -----      -----       -----       -----
Investments in related companies                 ---        0.9        1.4         2.6       100.8

INTERNATIONAL OPERATIONS

     We have no material operations outside of Israel and our past and current operations concentrate on the Israeli market.

LOAN PORTFOLIO

     TOTAL CREDIT TO THE PUBLIC

     As of December 31, 2003, the total credit to the public amounted to NIS 9,190 million compared with NIS 10,908 million as of December 31, 2002. These figures include credit guaranteed by the State of Israel and granted out of a deposit that was deposited with us by the State of Israel for that purpose, the balance of which amounted to NIS 6,405 million as of December 31, 2003 compared with NIS 6,925 million as of December 31, 2002. Net of such credit, the credit to the public amounted to NIS 2,785 million as of December 31, 2003 compared with NIS 3,984 million as of December 31, 2002 (a 30% decrease). The above figures are after deduction of allowance for doubtful debts. This decrease stemmed from both our policy to reduce our credit portfolio and from the allowances for doubtful debts that were recorded in those years. As of February 24, 2004, total credit to the public amounted to NIS 2,619 million (excluding certain credit guaranteed by the State of Israel and granted out of a deposit that was deposited with us by the State of Israel for that purpose), which reflects a decline of NIS 1,365 million (approximately 34%) compared to the balance outstanding as of December 31, 2002.


ANALYSIS OF OVERALL RISK BY BUSINESS SEGMENTS

     The following tables show, by business segment, the related risk counterparties to whom our counterparty risk exposures were allocated in the last five years. The tables for 1999-2001 do not include data relating to Government guarantees and their effect on the total risk because such data is not available to us for these years.

CREDIT TO THE PUBLIC - ANALYSIS OF OVERALL RISK BY BUSINESS SEGMENTS IN TERMS OF NIS OF DECEMBER 2003




                                                                              DECEMBER 31, 2003
                                             -----------------------------------------------------------------------------------
                                                                                          ANNUAL
                                                                         TOTAL RISK     EXPENSE FOR     BALANCE OF
                                                          OFF-BALANCE        OF         THE SPECIFIC   THE SPECIFIC     BALANCE OF
                                          BALANCE SHEET   SHEET CREDIT    CREDIT TO    ALLOWANCE FOR   ALLOWANCE FOR    PROBLEMATIC
                                         CREDIT RISK (1)*  RISK (2)*       PUBLIC*     DOUBTFUL DEBTS  DOUBTFUL DEBTS   DEBTS (3)*
                                             -------        -------        -------        -------         -------        -------
                                                                                IN MILLIONS OF NIS
                                             -----------------------------------------------------------------------------------
Agriculture                                     25.0              -           25.0              -             6.0            7.7
Industry                                       922.5           90.5        1,013.0           66.1           425.7          543.1
Construction and real estate                   524.9          135.3          660.2           18.8           196.0          433.8
Electricity                                  6,575.2           17.7        6,593.9            1.2             2.1           84.8
Commerce                                        97.5            6.1          103.6            4.9            92.8           47.3
Restaurants and hotels                          83.1           31.9          115.0            6.8            68.6           77.0
Transport and storage                           90.5            0.2           90.8            0.1             3.3            0.2
Communications and computer services            93.5            8.8          102.3            7.8            46.3           29.4
Financial services                             344.8          109.2          454.0           10.0           129.2          121.1
Other business services                        264.9            2.8          267.7            6.7            35.2           43.6
Public and community services                  233.8            1.3          235.1           11.5           103.9          146.6
Private households                              27.5            0.8           28.2              -             1.3            2.8
                                             -------        -------        -------        -------         -------        -------
TOTAL                                        9,283.2          404.6        9,688.8          133.9         1,101.4        1,447.4
                                             =======        =======        =======        =======         =======        =======

Credit risk included in the
 various industry sectors:
Agricultural settlement movements (4)          345.7            5.4          351.1           10.2                          163.3
Local authorities                               16.9              -           16.9              -                            1.9



                                                DECEMBER 31, 2003
                                             ----------------------
                                                          TOTAL RISK     % OF SECTOR
                                                            NET OF      FROM TOTAL RISK
                                           GOVERNMENT     GOVERNMENT   NET OF GOVERNMENT
                                           GUARANTEES     GUARANTEES      GUARANTEES
                                             -------        -------        -------
                                               IN MILLIONS OF NIS
                                             ----------------------
Agriculture                                      0.3           24.7            0.8
Industry                                        20.1          992.9           30.5
Construction and real estate                     4.5          655.7           20.1
Electricity                                  6,405.3          188.6            5.8
Commerce                                           -          103.6            3.2
Restaurants and hotels                           2.5          112.5            3.5
Transport and storage                              -           90.8            2.8
Communications and computer services               -          102.3            3.1
Financial services                                 -          454.0           13.9
Other business services                            -          267.7            8.2
Public and community services                      -          235.1            7.2
Private households                                 -           28.2            0.9
                                             -------        -------        -------
TOTAL                                        6,432.7        3,256.1          100.0
                                             =======        =======        =======

Credit risk included in the
 various industry sectors:
Agricultural settlement movements (4)
Local authorities



(1)  Credit to the public and investments in debentures of the public.

(2) Credit risk in off-balance sheet financial instruments as calculated for the purpose of determining a borrower or group of borrowers indebtedness limitations.

(3) Balances of problematic debts, net of credit covered by collateral allowed for set-off for the purpose of a borrower or a group of borrowers indebtedness limitations include components of off-balance sheet risk.

(4) Kibbutzim and cooperative settlements and related local and national organizations and entities controlled by such entities.

* The credit risk and the balance of problematic debts are presented net of the specific allowance for doubtful debts.

CREDIT TO THE PUBLIC - ANALYSIS OF OVERALL RISK BY BUSINESS SEGMENTS IN TERMS OF NIS OF DECEMBER 2003


                                                                             DECEMBER 31, 2002
                                            -----------------------------------------------------------------------------------
                                                                                         ANNUAL
                                                                        TOTAL RISK     EXPENSE FOR     BALANCE OF
                                                         OFF-BALANCE        OF         THE SPECIFIC   THE SPECIFIC     BALANCE OF
                                         BALANCE SHEET   SHEET CREDIT    CREDIT TO    ALLOWANCE FOR   ALLOWANCE FOR    PROBLEMATIC
                                        CREDIT RISK (1)*  RISK (2)*       PUBLIC*     DOUBTFUL DEBTS  DOUBTFUL DEBTS   DEBTS (3)*
                                            --------       --------       --------       --------       --------       --------
                                                                                IN MILLIONS OF NIS
                                            -----------------------------------------------------------------------------------
Agriculture                                     35.7            0.2           35.9            0.3            5.7           12.8
Industry                                     1,506.4          219.2        1,725.6          112.4          344.9          517.9
Construction and real estate                   558.3          210.1          768.4           74.4          120.8          331.0
Electricity                                  7,051.0           52.7        7,103.7            6.2            2.0           19.5
Water                                            0.2              -            0.2              -              -              -
Commerce                                       137.8           15.8          153.6           20.3           71.6           58.9
Restaurants and hotels                          95.4           32.7          128.1           22.8           44.7          110.4
Transport and storage                          126.0            5.3          131.3            1.2            5.6           47.7
Communications and computer services           175.4           12.0          187.4           16.5           45.0           59.9
Financial services                             521.3          216.1          737.4           82.7           79.8           92.6
Other business services                        478.3           12.6          490.9           11.5           21.1           46.5
Public and community services                  294.1            2.9          297.0           39.1           79.7          145.4
Private households                              42.9            3.6           46.5            4.4            7.5            9.2
                                            --------       --------       --------       --------       --------       --------
Total                                       11,022.8          783.2       11,806.0          391.6          828.4        1,451.8
                                            ========       ========       ========       ========       ========       ========

Credit risk included in the
 various industry sectors:
Agricultural settlement movements (4)          464.2           41.4          505.6           19.3                         214.5
Local authorities                               58.0              -           58.0              -                           4.3


                                               DECEMBER 31, 2002
                                             ----------------------
                                                         TOTAL RISK     % OF SECTOR
                                                           NET OF      OF TOTAL RISK
                                          GOVERNMENT     GOVERNMENT   NET OF GOVERNMENT
                                          GUARANTEES     GUARANTEES      GUARANTEES
                                            --------       --------       --------
                                               IN MILLIONS OF NIS
                                             ----------------------
Agriculture                                      2.1           33.8            0.7
Industry                                        80.1        1,645.5           34.3
Construction and real estate                     4.8          763.6           15.9
Electricity                                  6,919.8          183.9            3.8
Water                                              -            0.2              -
Commerce                                         4.5          149.1            3.2
Restaurants and hotels                             -          128.1            2.7
Transport and storage                              -          131.3            2.7
Communications and computer services               -          187.4            3.9
Financial services                                 -          737.4           15.4
Other business services                            -          490.9           10.2
Public and community services                      -          297.0            6.2
Private households                                 -           46.5            1.0
                                            --------       --------       --------
Total                                        7,011.3        4,794.7          100.0
                                            ========       ========       ========

Credit risk included in the
 various industry sectors:
Agricultural settlement movements (4)
Local authorities



(1)  Credit to the public and investments in debentures of the public.

(2) Credit risk in off-balance sheet financial instruments as calculated for the purpose of determining a borrower or group of borrowers indebtedness limitations.

(3) Balances of problematic debts, net of credit covered by collateral allowed for set-off for the purpose of a borrower or a group of borrowers indebtedness limitations include components of off- balance sheet risk.

(4) Kibbutzim and cooperative settlements and related local and national organizations and entities controlled by such entities.

* The credit risk and the balance of problematic debts are presented net of the specific allowance for doubtful debts

CREDIT TO THE PUBLIC - ANALYSIS OF OVERALL RISK BY BUSINESS SEGMENTS IN TERMS OF NIS OF DECEMBER 2003

                                                                           DECEMBER 31, 2001
                                            -----------------------------------------------------------------------------------
                                                                                         ANNUAL
                                                                        TOTAL RISK     EXPENSE FOR     BALANCE OF
                                                         OFF-BALANCE        OF         THE SPECIFIC   THE SPECIFIC     BALANCE OF
                                         BALANCE SHEET   SHEET CREDIT    CREDIT TO    ALLOWANCE FOR   ALLOWANCE FOR    PROBLEMATIC
                                        CREDIT RISK (1)*  RISK (2)*       PUBLIC*     DOUBTFUL DEBTS  DOUBTFUL DEBTS   DEBTS (3)*
                                            --------       --------       --------       --------       --------       --------
                                                                                IN MILLIONS OF NIS
                                            -----------------------------------------------------------------------------------
Agriculture                                     45.1            1.1           46.2            1.3            6.3            6.0
Industry                                     1,903.2          708.9        2,612.1           35.5          185.4          554.2
Construction and real estate                   778.0          428.8        1,206.8           26.7           47.8          260.4
Electricity                                  7,087.8           71.3        7,159.1              -            2.3            8.9
Water                                            0.2              -            0.2              -              -              -
Commerce                                       250.5           39.0          289.5            9.5           49.4           58.8

Restaurants and hotels                         164.5           35.5          200.0            5.6            9.1          140.1
Transport and storage                          229.2           14.8          244.0              -            1.7           59.8
Communications and computer services           217.1          146.1          363.2           12.2           23.5           24.7
Financial services                             610.5          117.4          727.9            3.6            3.6           56.5
Other business services                        672.4          137.5          809.9            3.6            4.8           35.0
Public and community services                  304.9           31.0          335.9            9.9           29.4          140.5
Private households                              67.3            5.9           73.2            0.5            2.7            7.1
                                            --------       --------       --------       --------       --------       --------
Total                                       12,330.7        1,737.3       14,068.0          108.4          366.0        1,352.0
                                            ========       ========       ========       ========       ========       ========

Credit risk included in the
 various industry sectors:
Agricultural settlement movements (4)          565.9           10.9              -           19.7                         273.3
Local authorities                               73.4              -           73.4              -                           5.6


                                                DECEMBER 31, 2001
                                             ----------------------
                                                         TOTAL RISK     % OF SECTOR
                                                           NET OF      OF TOTAL RISK
                                          GOVERNMENT     GOVERNMENT   NET OF GOVERNMENT
                                          GUARANTEES     GUARANTEES      GUARANTEES
                                            --------       --------       --------
                                               IN MILLIONS OF NIS
                                             ----------------------
Agriculture                                      3.0           43.2            0.6
Industry                                       123.5        2,488.6           35.9
Construction and real estate                     5.1        1,201.7           17.3
Electricity                                  6,984.6          174.5            2.5
Water                                              -            0.2              -
Commerce                                           -          289.5            4.2

Restaurants and hotels                           6.5          193.5            2.8
Transport and storage                              -          244.0            3.5
Communications and computer services               -          363.2            5.2
Financial services                                 -          727.9           10.5
Other business services                            -          809.9           11.7
Public and community services                      -          335.9           48
Private households                                 -           73.2            1.0
                                            --------       --------       --------
Total                                        7,122.7        6,945.3          100.0
                                            ========       ========       ========

Credit risk included in the
 various industry sectors:
Agricultural settlement movements (4)
Local authorities



(1)  Credit to the public and investments in debentures of the public.

(2) Credit risk in off-balance sheet financial instruments as calculated for the purpose of determining a borrower or group of borrowers indebtedness limitations.

(3) Balances of problematic debts, net of credit covered by collateral allowed for set-off for the purpose of a borrower or a group of borrowers indebtedness limitations include components of off-balance sheet risk.

(4) Kibbutzim and cooperative settlements and related local and national organizations and entities controlled by such entities.

* The credit risk and the balance of problematic debts are presented net of the specific allowance for doubtful debts.

CREDIT TO THE PUBLIC - ANALYSIS OF OVERALL RISK BY BUSINESS SEGMENTS IN TERMS OF NIS OF DECEMBER 2003

                                                                           DECEMBER 31, 2000
                                             -----------------------------------------------------------------------------------
                                                                                          ANNUAL
                                                                         TOTAL RISK     EXPENSE FOR     BALANCE OF
                                                          OFF-BALANCE        OF         THE SPECIFIC   THE SPECIFIC     BALANCE OF
                                          BALANCE SHEET   SHEET CREDIT    CREDIT TO    ALLOWANCE FOR   ALLOWANCE FOR    PROBLEMATIC
                                         CREDIT RISK (1)*  RISK (2)*       PUBLIC*     DOUBTFUL DEBTS  DOUBTFUL DEBTS   DEBTS (3)*
                                            --------       --------       --------       --------        --------       --------
                                                                                IN MILLIONS OF NIS
                                            -----------------------------------------------------------------------------------
Agriculture                                     36.2            1.5           37.7            1.6             3.7            3.5
Industry                                     1,890.6          496.5        2,387.1           12.9           168.1          677.3
Construction and real estate                   751.0          502.4        1,253.4            3.0            14.0           99.7
Electricity                                  6,569.5           30.2        6,599.7              -             2.1            1.8
Water                                            0.3              -            0.3              -               -            0.3
Commerce                                       242.6           29.2          271.8            6.8            33.6           36.3

Restaurants and hotels                         158.5           41.4          199.9            0.5             3.0           22.8
Transport and storage                          233.9           10.2          244.1            0.7             1.4            0.4
Communications and computer services            63.0           30.5           93.5           (0.5)            8.9            6.9
Financial services                             438.3          121.0          559.3              -             2.9            2.4
Other business services                        704.0          123.0          827.0            0.2             0.9           31.2
Public and community services                  317.0            6.6          323.6            6.0            13.7           27.3
Private households                              81.7           34.8          116.5            0.3             0.3            6.0
                                            --------       --------       --------       --------        --------       --------
Total                                       11,486.6        1,427.3       12,913.9           31.5           252.6          915.9
                                            ========       ========       ========       ========        ========       ========
Credit risk included in the
 various industry sectors:
Agricultural settlement movements (4)          626.1            9.5          635.5            4.2                          358.4
Local authorities                               99.8              -           99.8              -                            9.6


                                                DECEMBER 31, 2000
                                             ----------------------
                                                         TOTAL RISK     % OF SECTOR
                                                           NET OF      OF TOTAL RISK
                                          GOVERNMENT     GOVERNMENT   NET OF GOVERNMENT
                                          GUARANTEES     GUARANTEES      GUARANTEES
                                            --------       --------       --------
                                               IN MILLIONS OF NIS
                                             ----------------------
Agriculture                                      3.7           34.0            0.5
Industry                                       185.9        2,201.2           35.6
Construction and real estate                     6.5        1,246.9           20.1
Electricity                                  6,507.5           92.2            1.5
Water                                              -            0.3              -
Commerce                                         0.2          271.6            4.4

Restaurants and hotels                          10.0          189.9            3.1
Transport and storage                              -          244.1            3.9
Communications and computer services             0.4           93.1            1.5
Financial services                                 -          559.3            9.0
Other business services                            -          827.0           13.3
Public and community services                      -          323.6            5.2
Private households                                 -          116.5            1.9
                                            --------       --------       --------
Total                                        6,714.2        6,199.7          100.0
                                            ========       ========       ========
Credit risk included in the
 various industry sectors:
Agricultural settlement movements (4)
Local authorities


(1)  Credit to the public and investments in debentures of the public.

(2) Credit risk in off-balance sheet financial instruments as calculated for the purpose of determining a borrower or group of borrowers indebtedness limitations.

(3) Balances of problematic debts, net of credit covered by collateral allowed for set-off for the purpose of a borrower or a group of borrowers indebtedness limitations include components of off-balance sheet risk.

(4) Kibbutzim and cooperative settlements and related local and national organizations and entities controlled by such entities.

* The credit risk and the balance of problematic debts are presented net of the specific allowance for doubtful debts.

CREDIT TO THE PUBLIC - ANALYSIS OF OVERALL RISK BY BUSINESS SEGMENTS IN TERMS OF NIS OF DECEMBER 2003

                                                                          DECEMBER 31, 1999
                                             -----------------------------------------------------------------------------------
                                                                                          ANNUAL
                                                                         TOTAL RISK     EXPENSE FOR     BALANCE OF
                                                          OFF-BALANCE        OF         THE SPECIFIC   THE SPECIFIC     BALANCE OF
                                          BALANCE SHEET   SHEET CREDIT    CREDIT TO    ALLOWANCE FOR   ALLOWANCE FOR    PROBLEMATIC
                                         CREDIT RISK (1)*  RISK (2)*       PUBLIC*     DOUBTFUL DEBTS  DOUBTFUL DEBTS   DEBTS (3)*
                                            --------       --------       --------       --------        --------       --------
                                                                                IN MILLIONS OF NIS
                                            -----------------------------------------------------------------------------------
Agriculture                                     54.7            2.4           57.1              -            19.8            5.8
Industry                                     1,748.2          505.0        2,253.2           21.8           176.1          779.8
Construction and real estate                   625.9          399.5        1,025.4           (2.5)            8.1           97.9
Electricity                                  6,702.6            0.8        6,703.4              -             2.1            1.6
Water                                            0.2              -            0.2              -               -            0.3
Commerce                                       245.4           32.7          278.1            3.3            23.2           48.8

Restaurants and hotels                         106.2           12.8          119.0              -             2.4           29.0
Transport and storage                          203.4          141.6          345.0           (2.1)            2.6            1.1
Communications and computer services            76.5           10.6           87.1              -             8.0           40.6
Financial services                             361.1          123.5          484.6              -             1.9            2.1
Other business services                        197.2           44.7          241.9            0.8             0.6           24.8
Public and community services                  268.6           28.7          297.3            5.0             5.4           32.0
Private households                              76.7           25.7          102.4              -               -            3.0
                                            --------       --------       --------       --------        --------       --------
Total                                       10,666.7        1,328.0       11,994.7           26.3           250.2        1,066.8
                                            ========       ========       ========       ========        ========       ========
Credit risk included in the
 Various industry sectors:
Agricultural settlement movements (4)          764.5            3.9          743.8           11.0                          502.4
Local authorities                              129.2              -          129.2              -                           13.8


                                                DECEMBER 31, 1999
                                             ----------------------
                                                         TOTAL RISK      % OF SECTOR
                                                           NET OF       OF TOTAL RISK
                                          GOVERNMENT     GOVERNMENT    NET OF GOVERNMENT
                                          GUARANTEES     GUARANTEES       GUARANTEES
                                            --------       --------        --------
                                               IN MILLIONS OF NIS
                                             ----------------------
Agriculture                                      4.8           52.3             1.0
Industry                                       287.6        1,965.6            39.7
Construction and real estate                    50.8          974.6            19.7
Electricity                                  6,700.5            2.9             0.1
Water                                            0.7           (0.5)              -
Commerce                                        13.2          264.9             5.4

Restaurants and hotels                             -          119.0             2.4
Transport and storage                              -          345.0             7.0
Communications and computer services             0.1           87.0             1.8
Financial services                               0.1          484.5             9.8
Other business services                          0.1          241.8             4.9
Public and community services                      -          297.3             6.0
Private households                                 -          102.4             2.1
                                            --------       --------        --------
Total                                        7,057.9        4,936.8           100.0
                                            ========       ========        ========
Credit risk included in the
 Various industry sectors:
Agricultural settlement movements (4)
Local authorities



(1)  Credit to the public and investments in debentures of the public.

(2) Credit risk in off-balance sheet financial instruments as calculated for the purpose of determining a borrower or group of borrowers indebtedness limitations.

(3) Balances of problematic debts, net of credit covered by collateral allowed for set-off for the purpose of a borrower or a group of borrowers indebtedness limitations include components of off-balance sheet risk.

(4) Kibbutzim and cooperative settlements and related local and national organizations and entities controlled by such entities.

* The credit risk and the balance of problematic debts are presented net of the specific allowance for doubtful debts.

MATURITY DISTRIBUTION OF CREDIT TO THE PUBLIC BY LINKAGE BASIS SEGMENTS


     The following table sets forth the maturity profile of our credit to the public by linkage basis segments as of December 31, 2003.

                                                                   IN MILLIONS OF NIS
                                          ------------------------------------------------------------------------
                                             UP        BETWEEN     BETWEEN 6   BETWEEN        MORE
LINKAGE                                     TO 3        3 AND        AND        1 AND         THAN
BASIS                                     MONTHS       6 MONTHS   12 MONTHS    5 YEARS       5 YEARS        TOTAL
                                          -------      -------     -------     -------       -------       -------
Non-Linked Israeli currency                 849.8         56.9        72.0       137.1           9.3       1,125.1
CPI- linked Israeli Currency                 77.3         35.5        90.8       343.2         446.4         993.2
Foreign Currency and linked thereto         257.0        107.3       147.5     1,168.6       5,390.9       7,071.3
                                          -------      -------     -------     -------       -------       -------
TOTAL                                      1184.1        199.7       310.3     1,648.9       5,846.6       9,189.6
                                          =======      =======     =======     =======       =======       =======


(1) Balances of current accounts and credits which have matured are included in the up to 3 months category.

(2) The balances include accumulated interest as of December 31, 2003 but do not include accumulated interest until the maturity date.


DEVELOPMENT OF CREDIT RISK IN RESPECT OF PROBLEMATIC BORROWERS


     The following table sets forth comparative data on the development of the overall credit risk in respect of problematic borrowers (balances are net of allowance):

                                                                          IN MILLIONS OF NIS
                                                -------------------------------------------------------------
                                                  2003         2002           2001          2000        1999
                                                -------      --------       -------       -------     -------
 Non income bearing                               571.6        *589.3         427.7         164.3       189.7
 Restructured (2)                                  34.7          62.4          93.6         278.1       316.7
 Designated for restructuring (3)                  54.2          16.8          32.1           6.6        32.4
 Temporarily in arrears                           102.4         130.2          60.0         266.7       217.6
 Under special supervision                      **497.2      ***464.6         656.0         124.2       152.4
                                                -------      --------       -------       -------     -------

Total balance sheet credit to problematic
borrowers (1)                                   1,260.1       1,263.3       1,269.4         839.9       908.8
                                                =======      ========       =======       =======     =======

Off-balance sheet credit risk in
 respect of problematic borrowers(1)              187.2         188.4          82.2          76.2       158.0
Debentures of problematic borrowers                 0.1           0.2           0.4           ---         ---
                                                -------      --------       -------       -------     -------
Overall credit risk in respect of
 problematic borrowers (1) (4)                  1,447.4       1,451.9       1,352.0         916.1     1,066.8
                                                =======      ========       =======       =======     =======

* Including a loan to a customer that was classified as non-income bearing, and according to instructions of Bank of Israel was reclassified in 2003 to the "Securities" item (see Note 4 to the financial statements in Item 17).

** Including NIS 136.1 million in respect of debts for which a specific allowance exists

*** Including NIS 237.5 million in respect of debts for which a specific allowance exists.

(1) Not including problematic debts that are covered by collateral that is deductible for purposes of individual borrower and borrower group indebtedness limitations (Proper Banking Procedure No. 313).

(2) Credit that was restructured in the current year and credit that was restructured in prior years with waiver of income.

(3) Credit to borrowers in respect of which there is an as yet unimplemented decision by management to restructure their debt.


(4) As calculated for purposes of individual borrower and borrower group indebtedness limitations, except in respect of guarantees granted by a borrower as security for the debt of a third party.

     The data presented above indicates the high volume of debts that are classified as non-income bearing in relation to total credit to the public. The interest revenue in respect of those debts, which will not be included in financing income, will have a negative impact on our results of operations in the future, as long as the debts continue to be classified as non-income bearing. Interest income that was not credited to income for non-income bearing debts for the year ending December 31, 2003 was NIS 73 million, in comparison to NIS 65 million for the year ending December 31, 2002, and NIS 25 million for the year ending December 31, 2001.

     According to our policy, a loan is classified as non-income bearing if the loan is in arrears and management's evaluation is that the arrears are not temporary.

LOAN CONCENTRATION


     The following table sets forth our credit risk exposure to the largest six borrowers/borrower groups as defined by the Proper Banking Procedures of the Bank of Israel, for the five years ending on December 31, 2003, 2002, 2001, 2000 and 1999.




                                                               IN MILLIONS OF NIS
                                                          IN TERMS OF NIS DECEMBER 2003

                                        2003          2002            2001            2000            1999
                                      -------       --------        --------        --------        --------
Credit risk exposure to
the largest six
borrowers/borrower groups*              595.5          783.0         1,046.9           698.5           628.5

Total credit to the
public**                              9,189.6       10,908.1        12,223.3        11,426.6        10,604.2

Percentage of the
borrower/borrower group of
the total credit to the public            6.5%           7.2%            8.6%            6.1%            5.9%




* The credit risk exposure is calculated according to the Proper Banking Procedures of the Supervisor of Banks (Israel) and consequently, the amounts are presented after the deduction of certain types of collateral, such as State of Israel guarantees.

** The amount of total credit to the public includes a credit guaranteed by the State of Israel which was granted out of a deposit that was deposited with us by the State of Israel for that purpose and the outstanding balance of which, in terms of NIS December 31, 2003, for each of the above years , was as follows:


     o    December 31, 2003 - NIS 6,405.3 million

     o    December 31, 2002 - NIS 6,925.2 million

     o    December 31, 2001 - NIS 6,984.6 million

     o    December 31, 2000 - NIS 6,507.6 million

     o    December 31, 1999 - NIS 6,700.5 million

ANALYSIS OF SPECIFIC ALLOWANCES FOR DOUBTFUL DEBTS BY BUSINESS SEGMENTS

The following table details our annual expense for specific allowances for doubtful debts, according to business segments, for each of the past five years.



                                                      2003             2002             2001             2000              1999
                                                 -------------    -------------    -------------    -------------     -------------
                                                   IN               IN               IN              IN                 IN
                                                MILLIONS         MILLIONS         MILLIONS         MILLIONS          MILLIONS
                                                 OF NIS     %     OF NIS     %     OF NIS     %     OF NIS     %      OF NIS     %
                                                 -----    ----    -----    ----    -----    ----    -----    ----     -----    ----
Agriculture                                          -       -      0.3       -      1.3       1      1.6       5         -       -
Industry                                          66.1      49    112.2      29     35.4      33     13.0      41      21.8      83
Construction and real estate                      18.8      14     74.4      19     26.8      25      2.9       9      (2.5)    (10)
Electricity                                        1.2       1      6.2       2        -       -        -       -         -       -
Water                                                -       -        -       -        -       -        -       -         -       -
Commerce                                           4.9       4     20.3       5      9.5       9      6.8      22       3.3      13
Restaurants and hotels                             6.8       5     22.8       6      5.6       5      0.5       2         -       -
Transport and storage                              0.1       -      1.2       -        -       -      0.7       2      (2.1)     (8)
Communications and computer services               7.8       6     16.5       4     12.2      11     (0.5)     (2)        -       -
Financial services                                10.0       7     82.7      21      3.6       3        -       -         -       -
Other business services                            6.7       5     11.5       3      3.6       3      0.2       1       0.8       3
Public and community services                     11.5       9     39.1      10      9.9       9      6.1      19       5.0      19
Private households                                   -       -      4.4       1      0.5       1      0.3       1         -       -
Total                                            133.9     100    391.6     100    108.4     100     31.6     100      26.3     100
                                                 -----    ----    -----    ----    -----    ----    -----    ----     -----    ----
Credit risk included in the
various industry sectors:
Agricultural settlement movements (4)             10.2       8     19.3       5     19.7      18      4.3      14      11.0      42
Local authorities                                    -       -        -       -        -                -                 -

DEPOSITS

The following tables provide an analysis of the maturity of deposits as of December 31, 2003.

DEPOSITS OF THE PUBLIC AS OF DECEMBER 31,2003.

                                                       IN MILLIONS OF NIS
                                         -----------------------------------------------
                                           UP     BETWEEN   BETWEEN 6   MORE
LINKAGE                                   TO 3     3 AND     AND 12     THAN
SEGMENT                                  MONTHS   6 MONTHS   MONTHS     1 YEAR     TOTAL
                                         -----     -----     -----      -----      -----
Non-Linked Israeli currency               56.3      42.1     131.2        7.9      237.5
CPI- linked Israeli Currency              36.2      36.3      58.3      144.6      275.4
Foreign Currency and linked thereto       98.3       5.9       1.6        1.3      107.1



DEPOSITS OF THE GOVERNMENT AS OF DECEMBER 31,2003

                                                          IN MILLIONS OF NIS
                                         --------------------------------------------------
                                            UP      BETWEEN BETWEEN 6   MORE
LINKAGE                                    TO 3     3 AND    AND 12     THAN
SEGMENT                                  MONTHS    6 MONTHS  MONTHS    1 YEAR       TOTAL
                                         -------   -------   -------   -------      -------
CPI- linked Israeli Currency                13.0      13.0      26.1     352.4        404.5
Foreign Currency and linked thereto         36.8      42.3      82.0   6,383.7      6,544.8



The balances set forth in the tables above include accumulated interest as of December 31, 2003 but do not include future interest.

C.   ORGANIZATIONAL STRUCTURE

     Not applicable.

D.   PROPERTY, PLANTS AND EQUIPMENT

     Until September 14, 2003, our offices, which we leased, were located at Asia House, 4 Weizman Street, Tel Aviv, Israel. These premises encompassed approximately 30,000 square feet.

     In connection with the run-off plan and the efficiency plan approved by our board and the reduction in the number of employees, all of our operations moved on September 14, 2003 to a smaller office located at 82 Menachem Begin Road, Tel Aviv, Israel.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     THE FINANCIAL INFORMATION PRESENTED IN THIS ITEM BELOW IS BASED ON ISRAELI GAAP, WHICH MAY DIFFER MATERIALLY FROM U.S. GAAP. FOR A RECONCILIATION OF OUR FINANCIAL INFORMATION TO U.S. GAAP, SEE "ITEM 3.A.- SELECTED FINANCIAL DATA" AND "ITEM 17- FINANCIAL STATEMENTS".

     SUMMARY

     Until the liquidity crisis we experienced in the third quarter of 2002, which stemmed from the withdrawals of deposits by the public, our business focused on normal banking activities, including, without limitation, the extension of short, medium and long term credit in NIS and foreign currencies, the acceptance of deposits in all currencies, the maintenance of checking accounts and the issuance of credit cards. In addition, we issued guarantees of all types in Israel and abroad and issued letters of credit and other documents relating to foreign trade. As of June 30, 2002, the balance of the public's deposits with us was NIS 3,597 million, which decreased to NIS 1,291 million as of December 31, 2003. As a result of the increased withdrawals of deposits by the public, we began to experience a severe liquidity crisis and, by December 31, 2003 the balance of the public's deposits with us had declined to only NIS 620 million.

     In response to the liquidity crisis, the Government of Israel and the Bank of Israel proposed a plan for the ultimate sale of our assets and liabilities to a third party. Until the sale, however, the Bank of Israel agreed to provide us a special line of credit to help us manage our liquidity crisis and continue our operations. See "Item 4. Information on the Company - Business Overview - Proposed Sale of the Bank and Extension of Special Line of Credit by the Bank of Israel" for a detailed description of the proposed sale and the special line of credit from the Bank of Israel.

     The "en bloc" sale of our asset and liability portfolio within a short time frame was not consummated and, on February 27, 2003, our board of directors adopted a run-off plan for our business, a modified version of which was approved by the Government of Israel. The ultimate goal of the run-off plan is the controlled disposal of our credit assets over a period expiring in 2006. For a more detailed description of the run-off plan and the amendments to the special line of credit, see "Item 4. Information on the Company - Business Overview - Adoption of the Run-Off Plan and Amendment of the Special Line of Credit".

     For the fiscal year ended December 31, 2003, we had a loss of NIS 104.4 million, compared with a loss of NIS 423.5 million in 2002. Our losses in 2003 derived mainly from the provision for doubtful debts and from the decrease in our earnings from financing activities. Our profits from financing operations before the provision for doubtful debts amounted to NIS 66.9 million as of December 31, 2003 compared to NIS 79.5 million in the previous year. Our after-tax loss from ordinary operations amounted to NIS 103.7 million in 2003 compared to NIS 429.5 million in 2002.

A.   OPERATING RESULTS

     For the fiscal year ended December 31, 2003, we had a loss of NIS 104.4 million, compared with a loss of NIS 423.5 million in 2002. The loss in 2003 derived mainly from the provision for doubtful debts and from the decrease in earnings from financing activities

     Our total balance sheet as of December 31, 2003 amounted to NIS 10,356 million as compared to NIS 12,274 million at December 31, 2002. Credit to the public amounted to NIS 9,190 million, which represented approximately 88.7% of our total balance sheet.

     Our profits from financing operations before the provision for doubtful debts amounted to NIS 66.9 million as of December 31, 2003 compared to NIS 79.5 million in the previous year. Our after-tax loss from ordinary operations amounted to NIS 103.7 million in 2003 compared to NIS 429.5 million in 2002. Our net loss, including income from the perpetual deposit with the Treasury, was NIS
104.4 million as of December 31, 2003 compared to NIS 423.5 million as of December 31, 2002.

     The decrease in profits from financing operations resulted mainly from the following:

     o A DECREASE IN THE VOLUME OF OUR FINANCING ACTIVITIES. The balance of outstanding credit to the public (not including credit guaranteed by the State of Israel and granted out of a deposit that the State of Israel deposited with us for that purpose) as of December 31, 2003 was NIS 2,784 million, compared to NIS 3,984 million as of December 31, 2002 and NIS 5,238 million as of December 31, 2001. The average balance of credit to the public during 2003 was equal to NIS 3,485 million, compared with NIS 4,913 million in 2002, a decrease of NIS 1,428 million or 29% in the average balance.

     o A DECREASE IN OFF-BALANCE SHEET ACTIVITIES. Concurrently with the decrease in volume of financing activities, we also experienced a decrease in the volume of off-balance sheet activities. The balance of guarantees issued by us was NIS 419 million as of December 31, 2003, compared to NIS 570 million as of December 31, 2002 and NIS 1,161 million as of December 31, 2001.

     o CESSATION OF DEALING ROOM ACTIVITIES. Our dealing room activities have been terminated. As a result no income was recorded in 2003 from transactions in derivative financial instruments on behalf of customers.

     o INCREASE IN NON-INCOME BEARING DEBTS. The average balance of loans classified in 2003 as non-income bearing amounted to NIS 634 million, compared to NIS 501 million on average in 2002. As a result, the amount of interest and linkage increments not credited to financing income in 2003 was higher than that of 2002.

     o COST OF THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL. Starting from August 2002, we had to draw on our account with the Bank of Israel. On November 14, 2002, the Bank of Israel granted us a special line of credit. The interest rate that we currently pay on the line of credit is the Bank of Israel interest rate, which is currently 4.1% per annum . The interest rate that was originally set for the credit we drew on the Bank of Israel, and which was in effect until July 29, 2003, was significantly higher (initially, on credit drawn on the Bank of Israel, we paid the Bank of Israel rate plus 5% and starting on November 14, 2002, the Bank of Israel rate plus 3%). Interest charges in respect of the credit line in 2003 were NIS 36 million more than the interest paid on the deposits that the credit line replaced, compared to a difference of NIS 30 million in 2002. The excess amounts of such interest reduced our financing income both in 2002 and 2003.

     On the other hand, our policy of increasing the interest rate on credit granted offset the decline in income from financing operations derived from the above mentioned factors. This policy enabled us to maintain a positive margin (including the effect of derivatives) in each of the linkage segments.

     In accordance with the monetary policies established by the Bank of Israel, a relatively high rate of interest prevailed through 2003 in the unlinked shekel sector. While we paid higher rates of interest on deposits in unlinked shekels (including the special line of credit), we debited higher rates of interest on loans in unlinked shekels. However, a substantial part of the interest that we debited was not added to our income, because a substantial portion of our loan portfolio was non-income bearing. Therefore the high interest rate policy of the Bank of Israel had an adverse effect on our results.

     Another factor which offset the decline in income from financing operations was income which stemmed from compensation from the Treasury, as follows. In 1991, we joined the Kibbutz Debt Arrangement with certain other banks, the Government of Israel and the kibbutzim. Under this arrangement, (a) rehabilitation programs were provided to borrowers, (b) portions of loans granted to kibbutzim were forgiven, (c) Government grants were provided for the early repayment of portions of Kibbutz debts, and (d) other portions of debt were rescheduled. A modification made later to the Kibbutz Debt Arrangement also provided that banks were required to refund to the Treasury a part of the deposits received by the banks under the original Kibbutz Debt Arrangement, which deposits were designated to serve as a source for rescheduling Kibbutz debts. In 1996, we entered into an agreement with the Treasury with respect to the repayment of Treasury deposits as stipulated by the complementary arrangement for the Kibbutz debts. The 1996 agreement stipulated that in consideration of the refund of the deposits to Treasury, we would be entitled to compensation from Treasury (because the deposits carried interest at a rate that was 1% lower than the interest paid on similar deposits at the other participating banks). In the fourth quarter of 2003, we refunded to the Treasury (in accordance with the Kibbutz Debt Arrangement and the 1996 agreement) an amount equal to NIS 171 million, and, accordingly, received compensation from Treasury equal to NIS 26.5 million. See Note 4.B. to our financial statements included in Item 17 of this annual report for a more detailed discussion of credit to Kibbutzim.

TOTAL ASSETS

     Our total assets as of December 31, 2003 decreased to NIS 10,356 million as compared to NIS 12,274 million as of December 31, 2002. The main component of the net change in the total assets was the reduction of our credit portfolio, which decreased from NIS 10,908 million as of December 31, 2002 to NIS 9,190 million as of December 31, 2003 (a decrease of 15.75%). The above figures include a state guaranteed credit (NIS 6,405 million as of December 31, 2003 and NIS 6,925 million as of December 31, 2002), that was granted out of a deposit that was deposited with us by the State of Israel for that purpose.

TOTAL LIABLITIES

     Our total liabilities as of December 31, 2003 decreased to NIS 9,847 million as compared to NIS 11,665 million as of December 31, 2002. The main component of the net change in the total liabilities was the reduction of our deposits, which decreased from NIS 11,474 million as of December 31, 2002 to NIS 9,742 million as of December 31, 2003 (15.1% decrease). The calculation of total liabilities includes a deposit of the State of Israel that was used to grant a credit guaranteed by the State of Israel, the balance of which amounted to NIS 6,925 million as of December 31, 2002 and NIS 6,405 millions as of December 31, 2003.

AVERAGE BALANCE OF ASSETS IN VARIOUS LINKAGE SEGMENTS AND THE MARGIN ON THESE ASSETS

     NON-LINKED SHEKEL SEGMENT. The average balance of assets in this segment amounted to NIS 1,299 million in 2003 compared with NIS 1,603 million in 2002. The average margin in this segment, including the effect of derivatives, was 0.36% in 2003 compared with 0.09% in 2002.

     It should be noted that most of our non-income bearing loans are in the non-linked shekel segment and that the low margin stems from the volume of accumulated interest on the non-income bearing debt that was not included in financing income.

     CPI LINKED SHEKEL SEGMENT. The average balance of assets in this segment amounted to NIS 1,322 million in 2003 compared with NIS 1,883 million in 2002, a decrease of 29.8%. The decline in volume of our operations in this segment stemmed both from the general decline in our operations and from the implementation of our credit policy, pursuant to which we renew credit for short periods and mainly in the non-linked shekel segment. The average margin in this segment, including the effect of derivatives, was 1.80% in 2003 compared with a negative margin of 0.24% in 2002. The improvement in this margin results from a combination of the following factors: (a) our policy of increasing the interest rate when we renew credits in this segment; (b) a decrease in the volume of non-income bearing loans in this segment due to the fact that the debt was transferred mainly to the non-linked shekel segment; and (c) the negative inflation rate in 2003 contributed to the decline in the volume of accumulated interest that was not recorded as income with respect to the non-income bearing debt.

     FOREIGN CURRENCY AND FOREIGN CURRENCY LINKED SEGMENT. The total average volume of assets in this segment amounted to NIS 7,775 million in 2003 compared with NIS 9,167 million in 2002. Credit in this segment includes credit guaranteed by the State of Israel and granted out of a deposit that was deposited with us by the State of Israel for that purpose. The margin in respect of this credit is negligible and matches the level of risk attached to this credit. Excluding such credit, the average balance of assets in this segment amounted to NIS 1,137 million in 2003, compared with NIS 2,072 million in 2002. The average margin in this segment, including the effect of derivatives, was 0.19% in 2003 compared with 0.12% in 2002. The low margin rate in this segment resulted from the volume of State guaranteed credit, as stated above.

OPERATING INCOME AND EXPENSE

     OPERATING AND OTHER INCOME. Our operating income was NIS 22.0 million in 2003, compared with NIS 12.2 million in 2002. The increase in operating income stems mainly from gains on investments in shares compared with the losses incurred in 2002. This increase was partly offset by the decline in income from operating commissions as a result of the decline in transactions made by customers through us. Income from operating commissions in 2003 amounted to NIS
6.4 million compared with NIS 12.3 million in 2002. Gains on investment in shares in 2003 amounted to NIS 10.2 million compared to a loss of NIS 4.2 million in 2002. In addition, other income in 2003 included gains on severance funding of NIS 1.6 million compared with losses in 2002, which losses were included in payroll expenses and related benefits.

     OPERATING AND OTHER EXPENSES. Operating and other expenses amounted to NIS
65.3 million in 2003, compared with NIS 119.8 million in 2002. Operating expenses in 2002 included provisions related to the retirement of employees in the amount of NIS 35.7 million, compared with a reduction of NIS 0.8 million in 2003. The income recorded in respect of retirement stemmed from a renewed evaluation made by the Board of Directors, which resulted in a reduction in the provision made in respect of the period in which the service of the Chairman of the Board, General Manager and Deputy General Manager may no longer be required. Excluding this item, operating expenses in 2003 amounted to NIS 66.1 million compared to NIS 84.1 million in 2002, a decrease of 21% in operating expenses.

     At the end of the third quarter of 2003, we relocated to a new office at a much lower rent than that paid for our previous office. The anticipated savings in rental payments are reflected as from the fourth quarter of 2003 and will be fully reflected as from the first quarter of 2004.

     Payroll expenses, not including employee retirement costs, totaled NIS 33.7 million in 2003, compared with NIS 49.7 million in 2002, a decrease of 32%. The decrease in payroll expenses resulted from the decrease in the number of employees in accordance with the run off plan and the related efficiency measures, as well as from the reduction in salaries made at the beginning of 2003. We expect payroll expenses to continue to decline.

     As a result of losses for the purpose of VAT on profit, an amount of NIS
5.1 million in respect of VAT on payroll that is usually levied on a financial institution was not included in payroll expenses in 2003, compared with NIS 6.7 million in 2002.

     Other operating expenses amounted to NIS 20.5 million in 2003, compared with NIS 19.7 million in 2002. In most of the components of this item there was a significant decrease, which was offset by the increase in insurance expense and legal fees. In 2003, this item also included non-recurring expenses of NIS
1.3 million in connection with the relocation of our offices.

B.   LIQUIDITY AND CAPITAL RESOURCES

SOURCES OF FUNDS

     Our main sources of liquidity at the present time are (a) the special line of credit extended by the Bank of Israel, (b) Treasury deposits, (c) deposits of the public and (d) any collections we obtain on existing loans to customers. Set forth below is a chart showing the percentage of the various segments of deposits.

      Deposits from the public:                              6%
      Deposits from banks:                                   1%
      Treasury:                                             71%
      Deposits from Bank of Israel:                         22%

     Our additional drawings under the special line of credit made during 2003 were repaid in that year.. Therefore, the principal amount of balance of the special line of credit outstanding at the end of 2003 was the same as the principal amount outstanding at the beginning of the year. We used funds made available primarily from the realization of our assets to repay deposits of the public and repay the special line of credit

     The balance of the special line of credit (principal and interest) at the end of each quarter of 2003, was as follows:

                               IN MILLIONS OF NIS
                           1st Quarter-     NIS 2,200
                           2nd Quarter-     NIS 2,090
                           3rd Quarter-     NIS 2,005
                           4th Quarter-     NIS 2,062

     The terms of the special line of credit require that the loans extended to us thereunder be repaid by August 1, 2006. Additionally, the Governor of the Bank of Israel may, in his sole discretion, demand the earlier repayment of the outstanding amounts due under the special line of credit or terminate its further utilization. See "Item 4. Information on the Company-Business Overview" above for a description of our special line of credit.

     The amount made available to us under the special line of credit was initially NIS 2,200 million. According to the terms of the special line of credit, the available amount under the line of credit will decrease gradually over the term of the special line of credit in accordance with the forecast that we provided to the Bank of Israel.

     In the opinion of management, subject to the continued availability of the special line of credit from the Bank of Israel, our capital is sufficient for our present requirements under the run-off plan.

     For a more detailed description of the restrictions imposed by the special line of credit, see "Item 4. Business Overview - Adoption of Run-Off Plan and Amendment of the Special Line of Credit" above.

     Deposits of the public amounted to NIS 620 million as of December 31, 2003, compared to NIS 1,291 million as of December 31, 2002, a decrease of 52%. As of December 31, 2003, deposits of the public consisted of unlinked shekel deposits equal to NIS 238 million, CPI linked shekel deposits equal to NIS 275 million and foreign currency linked deposits equal to NIS 107 million. As of December 31, 2002, deposits of the public consisted of unlinked shekel deposits equal to NIS 302 million, CPI linked shekel deposits equal to NIS 769 million and foreign currency linked deposits equal to NIS 220 million. Government deposits as of December 31, 2003 amounted to NIS 6,949 million, compared with NIS 7,712 million as of December 31, 2002. The main component of the Government deposits is foreign currency denominated deposits, which serve as the source for granting long-term loans. The balance of the Government's foreign currency deposits amounted to NIS 6,545 million as of December 31, 2003, compared with NIS 7,093 million as of December 31, 2002. The decrease in foreign currency denominated Government deposits resulted mainly from the erosion in the exchange rate of the U.S. dollar.

     Another component of the Government deposits are the CPI-linked deposits which we received as part of the arrangements with the kibbutzim. These deposits served as a source for rescheduling the debts of the kibbutzim. The balance of the Government's CPI-linked deposits as of December 31, 2003 amounted to NIS 404 million, compared with NIS 618 million as of December 31, 2002. As stated above, in the course of 2003 we refunded the Treasury an amount equal to NIS 171 million, in accordance with the complementary kibbutz debt arrangement.

     Deposits from other banks as of December 31, 2003 amounted to NIS 2,173 million, compared with NIS 2,471 million as of December 31, 2002. Of this amount, an amount equal to NIS 2,091 million was from the special line of credit from the Bank of Israel.

     The balance of the special credit line, not including accrued interest from January 1, 2004, amounted to NIS 1,935 million on February 24, 2004 and NIS 1,389 million on December 31, 2004.

     CASH FLOW

     Our cash flow must be examined in light of the process by which we are realizing the assets of the bank within the framework of the run-off plan under which we are operating.

     The cash balance as of December 31, 2003 amounted to approximately NIS 115 million, compared to NIS 155 million as of December 31, 2002, a decline of approximately NIS 40 million.

CASH AND DEPOSITS WITH BANKS. The balance of our deposits with banks amounted to approximately NIS 143.9 million, as of December 31, 2003, compared with approximately NIS 243.6 million as of December 31, 2002.

     The balance of our deposits with banks as of December 31, 2003 was comprised as follows:

     o    NIS 57.0 million deposits with the Bank of Israel.

     o NIS 58.4 million short-term deposits with other banks in Israel and abroad. (This amount includes approximately NIS 11 million, as of December 31, 2003, that are pledged to the banks in which they are deposited. These pledges were granted pursuant to the approval of the Bank of Israel and serve as collateral for our activities in derivative financial instruments with these banks).

     o    NIS 28.5 million long-term CPI-linked deposits.

     Cash flow from current operations in 2003 showed a surplus of approximately NIS 8 million.

     Cash flow from asset operations in 2003 shows a decline in the assets in an amount equal to approximately NIS 1,759 million, resulting primarily from a decline in loans, which was approximately NIS 1,567 million.

     Cash flow from liabilities in 2003 showed a decline of approximately NIS 1,806 million in our liabilities, including deposits of the public, deposits of banks and deposits of the Government. The special line of credit from the Bank of Israel currently represents the cash flow surplus between the cash flow resulting from realization of the assets and the cash flow resulting from the payment of liabilities . The balance of the special line of credit at the end of 2003 was the same as at the beginning of the year, which indicates that, during the course of 2003, the consideration from the realization of the assets (including the decline of cash) plus the surplus cash flow from current operations, constituted a sufficient source for the payment of liabilities.

     According to the management's forecast for 2004, the realization of assets is expected to act as the primary source for the payment of our liabilities. The balance of the special line of credit from the Bank of Israel is expected to decline by December 31, 2004 by approximately NIS 600 million compared to the balance as of December 31, 2003.

     The changes in the makeup of our asset and liability portfolio should be viewed in light of the run-off plan that we are currently implementing. The run-off plan includes the cessation of our granting of new credits, the gradual realization of our assets and the repayment of deposits to our depositors. We are presently unable to raise new capital or new deposits and the special line of credit was extended to us to enable us to meet our obligations.

EQUITY CAPITAL

     Our Equity Capital as of December 31, 2003 was equal to NIS 196 million. The Capital Sum, including Non-Participating shares, amounts to approximately NIS 510 million representing approximately 4.92% of the balance sheet total

CAPITAL ADEQUACY

     On December 31, 2003, our minimum capital ratio was negative (0.28%) compared with 2.86% on December 31, 2002. The Proper Banking Procedures stipulate that the minimum capital ratio must be 9.0%.

     On November 26, 2003, the Supervisor of Banks notified us of his decision to waive the minimum capital ratio of 15%, which applied to us until that date.

     As a result of the sharp decline in our "first tier capital" and in view of the limitation providing that "second tier capital" in excess of the "first tier capital" shall not be taken into consideration in calculating the minimum capital ratio, all of our "second tier capital" (comprising most of our capital) remains unutilized in the calculation of the minimum capital ratio (thus, as at December 31, 2003, "second tier capital" in the total amount of NIS 548 million remains unutilized). In the opinion of our board of directors, in our present circumstances, the requirement to maintain a minimum capital ratio is irrelevant to our operations. It should be noted that the regulatory mandated minimum capital ratio is applied to normally operating institutions, while our Bank is currently subject to severe limitations pursuant to the run-off plan.

ALLOWANCE FOR DOUBTFUL DEBTS

     The following table shows a summary of the changes in the allowance for doubtful debts for the years ended December 31, 2003, 2002 and 2001.



                                                                    2003
                                                     ----------------------------------
                                                   SPECIFIC     SUPPLEMENTARY
                                                 ALLOWANCE (*)    ALLOWANCE (**)  TOTAL
                                                     -----          -----         -----
                                                             IN MILLIONS OF NIS
                                                     ----------------------------------
Balance of allowance at beginning of year            617.3           82.4         699.7
                                                     -----          -----         -----

Current provisions                                   144.3            3.5         147.8
Reduction in allowances                              (10.4)          (7.4)        (17.8)
                                                     -----          -----         -----
Amount charged to the income statement               133.9           (3.9)        130.0
                                                     -----          -----         -----

Debts written off or transferred                     (31.3)             -         (31.3)
Inflationary and other adjustments                    12.6              -          12.6
                                                     -----          -----         -----
Balance of allowance at end of year                  732.5           78.5         811.0
                                                     =====          =====         =====
Amount of provision not deducted from credit
to public                                              1.5            0.9           2.4
                                                     -----          -----         -----

                                                                         2002
                                                          ----------------------------------
                                                        SPECIFIC      SUPPLEMENTARY
                                                       ALLOWANCE (*)  ALLOWANCE (**)   TOTAL
                                                          -----          -----         -----
                                                                  IN MILLIONS OF NIS
                                                          ----------------------------------
Balance of allowance at beginning of year                 250.9           72.2         323.1
                                                          -----          -----         -----

Current provisions                                        394.4           15.7         410.1
Reduction in allowances                                    (2.6)          (5.5)         (8.1)
Collection of debts written off in previous years          (0.2)             -          (0.2)
                                                          -----          -----         -----
Amount charged to the income statement                    391.6           10.2         401.8
                                                          -----          -----         -----

Bad debts written off                                      (8.8)             -          (8.8)
Inflationary and other adjustments                        (16.4)             -         (16.4)
                                                          -----          -----         -----

Balance of allowance at end of year                       617.3           82.4         699.7
                                                          =====          =====         =====
Amount of provision not deducted from credit
   to public                                               20.2              -          20.2
                                                          -----          -----         -----


                                                                 2001
                                                  ----------------------------------
                                                SPECIFIC     SUPPLEMENTARY
                                              ALLOWANCE (*)    ALLOWANCE (**)  TOTAL
                                                  -----          -----         -----
                                                          IN MILLIONS OF NIS
                                                  ----------------------------------
Balance of allowance at beginning of year         166.3           56.1         222.4
                                                  -----          -----         -----

Current provisions                                115.8           20.6         136.4
Reduction in allowances                            (7.4)          (4.5)        (11.9)
                                                  -----          -----         -----
Amount charged to the income statement            108.4           16.1         124.5
                                                  -----          -----         -----

Bad debts written off                             (22.1)             -         (22.1)
Inflationary and other adjustments                 (1.7)             -          (1.7)
                                                  -----          -----         -----

Balance of allowance at end of year               250.9           72.2         323.1
                                                  =====          =====         =====

     (*)  Not including accrued interest on non-income bearing loans.
     (**) Including a general allowance in accordance with Bank of Israel directives in the total amount of NIS 38.5 million as of December 31, for the years 2003, 2002 and 2001.

          The following table summarizes the balance of overall credit risk of problem loans in 2003, 2002 and 2001 and the allowance for doubtful debts relating to them.

                                      AS OF DECEMBER 31-IN MILLIONS OF NIS
                                        --------------------------------
                                        2003         2002           2001
                                        ----         ----           ----
    Overall Credit Risk of
    Problem Loans                     1,447.4      1,451.9        1,352.0

    Annual Expense for
    Allowance for Doubtful
    Debts                               130.0        401.8          124.5

    Percentage of Annual
    Expense for Allowances
    for Doubtful Debts out
    of Overall Credit of
    Problem Loans                         9.0%        27.7%           9.2%


C. OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

     In the normal course of our business, we engage in several types of off-balance sheet arrangements to meet the financing needs of our customers, including various types of guarantees, commitments to extend credit and letters of credit. The following table summarizes these arrangements as of December 31, 2003 and 2002.

                                                        DECEMBER 31   DECEMBER 31
                                                           2003          2002
                                                           ----          ----
                                                           IN MILLIONS OF NIS
                                                           ------------------
Transactions the balance of which
 represents a credit risk -

Guarantees securing credit                                251.0         308.1
Guarantees to home purchasers                             112.2         154.9
Other guarantees and liabilities                           55.5         106.6
Letters of credit                                          17.6          57.8
Unutilized revolving credit facilities                      5.9          28.6
Irrevocable commitments to grant
 credit facilities, approved but not yet executed          13.8          65.1

     Our income and expenses from the above types of off-balance sheet financial instruments for the past two years were as follows:



                                              IN MILLIONS OF NIS
                                               -----------------
                                         In terms of December 31, 2003
                                               -----------------
                                               2003         2002
                                               ----         ----
        Income from  guarantees  issued
        by us                                   4.3         7.1

        Income  from  letters of credit
        issued by us                            0.3         0.5

        Expenses on  guarantees  issued
        in our favor                            0.6         0.9

     Our off-balance sheet arrangements involve credit risk, as detailed in the table above, according to each type of arrangement.

     The realization of our undertakings pursuant to our off-balance sheet arrangements will have an adverse effect on our liquidity.

     The circumstances under which we would have to pay pursuant to our off-balance sheet arrangements are generally external circumstances, dependent upon third parties. While, generally speaking, it is not certain whether or not such circumstances will take place, it can be assumed with a high degree of certainty that we will pay the letters of credit included in the above off-balance sheet arrangements.

     OTHER CONTINGENT LIABILITIES AND COMMITMENTS

     In 2003, we signed a lease agreement in respect of our office premises for the period ending in August 2006. The annual lease payment, which is linked to the CPI, amounts to NIS 0.9 million.

     We have outsourced our computer services. In connection with the outsourcing, we entered into an agreement with a three year term, with an optional two year extension. The cost of the services for the first, second and third years amounts to NIS 3.7 million, NIS 2.8 million and NIS 2.1 million, respectively. In the event that we decide to exercise the option, the cost of service for each additional year would amount to NIS 2.0 million.

     In recent years, we entered into agreements to participate in private investment funds. The total amount approved for investment by us amounts to US$20 million. The investment funds invest in Israeli companies or companies related to Israel and in high-tech companies. The majority of the investments made by these funds is in the credit component. The balance of this undertaking as of December 31, 2003, amounts to US$ 7.1 million.

     DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY PERIODS

A.   VOLUME OF OPERATIONS

     1)   Stated amount of derivative instruments ALM (1)



                            DECEMBER 31, 2003
                           --------------------
                       CPI/SHEKEL     FOREIGN CURRENCY
                   INTEREST CONTRACTS    CONTRACT
                           -----          -----
                       IN MILLIONS     IN MILLIONS
                          OF NIS          OF NIS
                           -----          -----
Options purchased              -           18.2
Forward contracts          235.0          658.3
                           -----          -----

Total                      235.0          676.5
                           =====          =====



     2)   Gross fair value of derivative instruments ALM (1)

                                     DECEMBER 31, 2003
                                     ------------------
                                 CPI/SHEKEL   FOREIGN CURRENCY
                             INTEREST CONTRACTS  CONTRACT
                                     ---            ---
                                 IN MILLIONS    IN MILLIONS
                                    OF NIS         OF NIS
                                     ---            ---
Gross positive fair value            4.6            3.3
Gross negative fair value              -            1.7
                                     ---            ---

Total                                4.6            5.0
                                     ===            ===


B. DERIVATIVE INSTRUMENTS CREDIT RISK ACCORDING TO THE OPPOSITE PARTY TO THE CONTRACT


                                                                     DECEMBER 31, 2003
                                                         ---------------------------------------------
                                                                     IN MILLIONS OF NIS
                                                         ---------------------------------------------
                                                         BANKS    CENTRAL BANKS     OTHER         TOTAL
                                                         ----          ----          ----         ----
         Gross positive fair value
          of derivative instruments                       4.6           3.1           0.2          7.9
         Off-balance sheet credit risk in
          Respect of derivative instruments (2)          44.4          46.7             -         91.1
                                                         ----          ----          ----         ----
         Total credit risk in respect of
          derivative instruments                         49.0          49.8           0.2         99.0
                                                         ====          ====          ====         ====

     (1) Derivatives comprising part of our asset and liability management which is not designed for hedging purposes.
     (2) Off-balance sheet credit risk relating to derivative instruments (including those with a negative fair value) as computed according to the Bank of Israel's Proper Banking Procedures, regarding the limitation on borrower indebtedness.

C.   MATURITY PERIOD - STATED AMOUNTS AT YEAR-END

                                                        DECEMBER 31, 2003
                                                -----------------------------------
                                                UP TO      FROM 3 MONTHS
                                              3 MONTHS       TO 1 YEAR        TOTAL
                                                -----          -----          -----
                                                         IN MILLIONS OF NIS
                                                -----------------------------------
         CPI/Shekel interest contracts              -          235.0          235.0
         Foreign currency contracts             676.5              -          676.5
                                                -----          -----          -----

            Total                               676.5          235.0          911.5
                                                =====          =====          =====

D.   DERIVATIVE FINANCIAL INSTRUMENTS-BALANCES AT DECEMBER 31, 2002

          AT-RISK BROKERAGE TRANSACTIONS

                                                    DECEMBER 31, 2002
                                               ---------------------------
                                               STATED          PRESENT CREDIT
                                               VALUE(1)           EXPOSURE
                                               -------             -------
                                        IN MILLIONS OF NIS    IN MILLIONS OF NIS
                                               -------             -------
Currency contracts                             3,856.0               *20.8
                                               -------             -------

Total at- risk brokerage transactions          3,856.0                20.8
                                               =======             =======



     (1) At-risk brokerage transactions are transactions that we enter with one party (hereinafter - the original transaction) in respect of which a counter transaction in the same derivative instrument was executed with a third party (hereinafter - the counter transaction). The stated value includes the stated value of the original transaction and of the counter transaction.

     (*) Presented in accordance with the directives of the Supervisor of Banks, assuming that the collateral provided to us by the counter-party to the transaction has no value.

          OTHER TRANSACTIONS


                                                         DECEMBER 31, 2002
                                 ------------------------------------------------------------------
                                                         IN MILLIONS OF NIS
                                 ------------------------------------------------------------------
                                                        FAIR VALUE             AVERAGE FAIR VALUE(**)
                                 STATED           ---------------------       ---------------------
                                  VALUE           ASSETS     LIABILITIES       ASSETS    LIABILITIES
                                 -------          -------       -------       -------       -------
         Currency
         contracts -
         Spot, swap,
         Forward                 2,140.7             14.0          17.3          31.5          37.1
         Options bought            113.9              2.5             -             -             -
                                 -------          -------       -------       -------       -------

         Total                   2,254.6             16.5          17.3          31.5          37.1
                                 =======          =======       =======       =======       =======
         Current credit
         exposure (*)                                16.5
                                                  =======

     (*) Presented in accordance with the directives of the Supervisor of Banks, assuming that the collateral provided to us by the counter-party to the transaction has no value.
     (**) On a quarterly basis.

E.   MATURITY PERIOD - STATED AMOUNTS AS OF DECEMBER 31, 2002


                                           DECEMBER 31, 2002
                              ---------------------------------------------
                               UP TO          FROM 3 MONTHS
                             3 MONTHS           TO 1 YEAR            TOTAL
                              -------            -------            -------
                       IN MILLIONS OF NIS   IN MILLIONS OF NIS  IN MILLIONS OF NIS
                              -------            -------            -------
Currency contracts            4,733.1            1,377.6            6,110.7
                              =======            =======            =======

F. DERIVATIVE FINANCIAL INSTRUMENTS CLASSIFIED ACCORDING TO COUNTER-PARTY OF THE TRANSACTION - STATED AMOUNTS AS OF DECEMBER 31, 2002


                                     DECEMBER 31, 2002
                              ----------------------------------
                              TRADED
                              ABROAD        OTHER        TOTAL
                              -------      -------       -------
                           IN MILLIONS  IN MILLIONS   IN MILLIONS
                              OF NIS       OF NIS        OF NIS
                              -------      -------       -------
Currency contracts                  -      6,110.7       6,110.7
                              =======      =======       =======

          Note: The data for the year 2002 is presented in the format prescribed for that year by the directives of the Supervisor of Banks.

     Since we currently enter into these transactions in derivative financial instruments with other banks, the credit risk involved in these transactions is relatively small.

       We enter into derivative financial instruments transactions in order to limit our market risk exposure, as further detailed in "Item 11. Quantitative and Qualitative Disclosures about Market Risk".

ALLOWANCE FOR DOUBTFUL DEBTS RELATING TO OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

     Our allowance for doubtful debts relating to off-balance sheet financial instruments was NIS 2.4 million in 2003 compared with NIS 20.2 million for 2002 and 0 for 2001.

MATURITY PROFILE OF OUR CONTRACTUAL OBLIGATIONS

     The following table sets forth as of December 31, 2003 the maturity profile of our contractual obligations.



                                                             As of December 31, 2003
                                                             Payments Due by Period
                                                               IN MILLIONS OF NIS
                                                               ------------------
CONTRACTUAL CASH                                                                                                AFTER
OBLIGATIONS                       TOTAL            LESS THAN 1 YEAR      1-3 YEARS         4-5 YEARS           5 YEARS
-----------                       -----            ----------------      ---------         ---------           -------
Senior Debt                        2,220.2               364.4            1,855.8                  -                  -

Subordinated Debt                 12,959.9             1,236.7            1,571.6            1,405.1            8,746.5
                                  --------            --------           --------           --------           --------

Total Contractual Cash
Obligations                       15,180.1             1,601.1            3,427.4            1,405.1            8,746.5
                                  ========            ========           ========           ========           ========


CONTINGENT LIABILITIES
AND COMMITMENTS

Lease Agreement                        2.4                 0.9                1.5                  -                  -

IT Outsource Contract                  8.6                 3.7                4.9                  -                  -

Stated Amount of
Derivative Instruments               911.5               911.5                  -                  -                  -
                                  --------            --------           --------           --------           --------

Total Contingent
Liabilities and
Commitments                          922.5               916.1                6.4                  -                  -
                                  ========            ========           ========           ========           ========

     Note - In the above table, the future cash flows are presented in respect of them liabilities in accordance with the remaining period to the contractual maturity date of each cash flow.

     Out of the total contractual cash obligations set forth in the table above, NIS 11,467.3 million (included in subordinate debt) stemmed from the repayment of the State of Israel's deposit which served for the granting of a credit guaranteed by the State of Israel. The maturity profile of the payments due with respect to the deposit is as follows:

         Less than one year         NIS 594.7 million

         1-3 years                  NIS 1,264.3 million

         4-5 years                  NIS 1,266.7 million

         More than 5 years          NIS 8,341.7 million

ACCOUNTING POLICY IN RESPECT OF CRITICAL ISSUES

     Note 1 to our financial statements describes the principal accounting policies according to which our financial statements are prepared. The implementation of these accounting principles by our board of directors and management in the preparation of our financial statements requires the use of various assessments and estimates that affect the reported amounts of assets and liabilities (including contingent liabilities) and our financial results. Actual results may differ from the assessments and estimates applied.

     Accounting policy as to critical issues relates to issues that are significant to the reporting of our financial position, are difficult and subjective and may require complex assessments due to the necessity to perform estimates of effects, which are mostly uncertain.

     A portion of the assessments and estimates that we use involve, to a large extent, uncertainty or dependency on various variables. Assessments and estimates of this type may have a material effect on the financial results presented in the financial statements.

     With respect to each of the critical issues discussed herein, our management relies on the best information at hand. Our directors and management believe that the assessments and estimates that we use were fairly applied in the preparation of our financial statements.

     THESE ACCOUNTING PRINCIPLES IN RESPECT TO CRITICAL ISSUES IS IMPLEMENTED BY OUR BOARD OF DIRECTORS AND MANAGEMENT ACCORDING TO ISRAELI GAAP , WHICH DIFFERS IN CERTAIN RESPECTS FROM U.S. GAAP AS DESCRIBED BELOW IN "ITEM 17- FINANCIAL STATEMENTS" AND NOTE 33 TO THE FINANCIAL STATEMENTS.

     The following list sets forth the issues defined by our directors and management as critical from the accounting perspective.

ALLOWANCES FOR DOUBTFUL DEBTS - The specific allowance for doubtful debts is prepared based on the assessment of our directors and management as to the losses inherent in our credit portfolio, including off-balance sheet items. In making these estimates management takes into consideration, among other things, the risks involved in the financial stability of our borrowers and their repayment ability, based on the information at hand as to their financial position and future cash flows as well as the quality and value of the collateral received.

     The financial stability of our borrowers and their ability to repay depends on economic variables that are not under our control and/or the control of the borrowers.

     Our directors and management are assisted by independent assessors and appraisers in order to obtain an indication as to the value of the collateral that we hold. For example, the assessment of real estate that serves as collateral for a loan that we extend is generally made for us by independent assessors. The value taken for the purpose of computing the required allowance for doubtful debts is lower than the market value of the real estate due to the effects of a hasty sale and capital -gains tax that may apply, if at all, in respect of the sale.

     The amount that may be collected from borrowers is therefore based on assessments that by nature are subjective. The dependency on these assessments cannot assure that the amount that would in fact be collected will be in accordance with the assessments.

     The total monetary debt (not including off-balance sheet items) of borrowers in respect of whom an allowance for doubtful debts exists as of December 31, 2003 was NIS 782 million.

     The amount of credit to the public stated in the financial statements is net of the general and supplemental allowances for doubtful debts, the total balance of which as of December 31, 2003 amounted to NIS 78.5 million. The allowances that we made are done in accordance with directives of the Bank of Israel.

     Our management classifies problematic debts according to classes and criteria determined by Proper Banking Procedures. Classification of our debts could sometimes be subjective (such as the differentiation between a debt temporarily in arrears and a debt in arrears and the classification of a debt as under special supervision). Changes in our estimates may have a significant effect on our financial statements. Our directors and management examine the allowances for doubtful debts and the classification of the borrowers on a quarterly basis and update them where necessary.

     The supplemental allowance is based on risk characteristics determined by the Bank of Israel. However, the Bank of Israel has exempted us from the requirement to record a supplemental allowance in respect of deviations from the limits on the indebtedness of a single borrower and of a borrower group, in respect of deviations from limits on credit for the purpose of acquiring means of control in corporate entities and in respect of deviation from limits on the concentration of indebtedness by economic sectors. Following this, a supplemental allowance was created in respect of deviations relating to the lack of updated financial statements and in respect of balance of credit to borrowers classified as problematic borrowers.

PROVISIONS RELATING TO EMPLOYEE RIGHTS - The liability in respect of severance pay is computed as generally accepted on the basis of a monthly salary for each year of employment, and is covered in full by payments and deposits in pension and provident funds and by the purchase of insurance policies.

     In December 2002, a special collective agreement was signed by us, the General Federation of Labor and our employees' committee regarding the reduction in the number of our employees. According to this agreement, some of our employees are entitled to a pension as from date of termination of their employment.

     In respect of our employees, we signed an agreement with a pension fund arranging for the pension payment. On the date on which the employment of each employee is terminated, we must deposit with the pension fund the amount required to purchase the pension rights for the particular employee in accordance with the agreement. We included a provision in respect of the anticipated cost of acquisition of the pension rights, as calculated in an opinion prepared by a pension expert. The opinion of the expert is based on his best knowledge of the effects of recent legislation and pension arrangement changes. The discounted cost of acquisition of pension rights is based on an annual discount rate of 3.5%. The total provision in respect of our employees entitled to a pension upon their retirement amounts to NIS 18.2 million. Computation of the said rights at an annual discount rate of 2.5% would increase the cost of acquisition of the pension rights by NIS 0.9 million.

     In view of the above it is not certain that the actual expense would be in accordance with the estimate used to calculate the provision.

FAIR VALUE OF FINANCIAL INSTRUMENTS

A. SECURITIES - All the securities owned by us as of December 31, 2003 are classified as available-for-sale securities. Securities are stated in the balance sheet at fair value. Their fair value is determined on the basis of market quotation as of the balance sheet date. This data does not necessarily reflect the price that may be received from the sale of securities in large quantities. The value of non-marketable shares in the financial statements at December 31, 2003, was NIS 34 million. These shares are stated at their adjusted cost net of provisions for impairment in value based on management's assessments. These provisions were included based on the financial statements of the companies involved. Actual proceeds from the disposal of these investments may differ from their equity value as stated in the financial statements.

B. DERIVATIVE FINANCIAL INSTRUMENTS - Within the framework of the asset and liability management policy intended to manage our exposure to financial risks, we conduct transactions in derivative financial instruments. These instruments include future transactions and options designed to hedge against exposure to linkage base and currency exchange risks. The transactions which we conduct are in instruments that are not traded on an active market. In order to estimate the fair value of these instruments, we use models that serve us in our current operations and which take into consideration the inherent risk of the financial instrument (interest rate, margin of error, credit risk etc.). The fair value of assets and liabilities relating to such transactions, included in the financial statements as at December 31, 2003, is as follows:

          Other assets - NIS 7.9 million
          Other liabilities - NIS 1.7 million.

          The above values relate to transactions of a total stated value of NIS 911 million. Of this transaction value, transactions of a stated value of NIS 676 million matured during January 2004, and transactions of a stated value of NIS 235 million will mature during the period of three to twelve months subsequent to the date of the financial statements.

          As stated above, all balances of derivative financial instruments serve as hedging against exposure to linkage base and currency exchange risks. Changes in financial parameters, which served as a basis for computing the fair value of the said instruments may result in a change in their fair value.

C. CONTINGENT LIABILITIES - Various legal actions are pending against us (including a motion for approval of a class action and a motion for approval of a derivative action). All of these actions are handled by our independent counsels. The independent counsels have informed us of their evaluation as to the probability of success of these actions. Where the evaluation is that the probability of success is not probable (but either remote or reasonably possible), we have not made any provisions in respect of the risk involved. See "Item 8. Legal Proceedings" below.

          We have made provisions with respect to those actions where, according to our counsels' opinion it is probable to assume that they will not be cancelled or dismissed. Our counsels submit their opinion in each quarter and management updates the provisions where required. The provisions that we make are based on the evaluations of our counsels. There is no certainty that the final results of the legal actions will be the same as what our counsels suggest.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

IDENTITY OF DIRECTORS

     The name, age and position of each member of our board of directors as of May 31, 2004, and the month and/or year his or her tenure began, are set forth in the following table:

NAME                              AGE        POSITION WITH REGISTRANT                                    HOLDS POSITION SINCE
----                              ---        ------------------------                                    --------------------
Dr. Raanan Cohen(1),(3),(4),(12)   63        Chairman of the Board of Directors of the Bank              August 2002
Richard Armonn(1),(4),(5)          71        Deputy Chairman of the Board of Directors of the Bank       1971(6)
Hillel Ashkenazy(1),(4),(7)        70        Director                                                    January 1997
Avi Olshansky(1),(4),(8)           68        Director                                                    November 1997
Yacob Aizner(2),(4),(8)            68        Director                                                    October 2002
Shulamit Eshbol(2),(3),(9)         40        Director                                                    November 2002
Yeheskel Beinisch(2),(3),(9)       63        Director                                                    November 2002
Ephrat Bronfeld(1),(2),(3),(10)    57        Director                                                    December 2002
Moshe Gavish(1),(3),(9)            56        Director                                                    November  2002
Ehud Green(2),(4),(10)             50        Director                                                    December 2002
Shmuel Sisso(2),(3),(9)            53        Director                                                    November 2001(11)
Ben-Zion Dagan(3),(4),(7)          71        Director                                                    July 2002

----------
(1)  Member of the Administration Committee.
(2)  Member of the Audit Committee.
(3)  Member of Financial Statement Review Committee.
(4)  Member of Credit Committee.
(5)  Appointee of Bank Hapoalim B.M. and its affiliates.
(6)  Director since 1971 with interruptions.
(7)  Appointee of Israel Discount Bank Ltd. and its affiliates.
(8)  Appointee of Bank Leumi-Le-Israel B.M. and its affiliates.
(9)  Appointee of State of Israel.
(10) Outside director elected by our shareholders at the annual general meeting of the shareholders on December 26, 2002 in accordance with the Companies Act - 1999 (Israel).
(11) Director since November 2001 with interruptions.
(12) Dr. Raanan Cohen is not a director appointed by the holders of our Ordinary A shares. He was appointed to the board of directors by the other members of the board of directors. Under our Articles of Association, a director so appointed by the other directors automatically becomes Chairman of the Board.

     DR. RAANAN COHEN, DIRECTOR. Dr. Cohen has been a director since August 2002 and he currently serves as our Chairman of the Board. He was appointed to the board of directors by the other directors. He is chairman of our administration and financial statement review committees and a member of our credit committee. Dr. Cohen was a member of Knesset (the Israeli parliament) from 1988 until 2002. Dr. Cohen served as the secretary general of the Israeli Labor Party from 1997 until 2002. From 2000 until 2002, he served as a minister in the Government. From 1992 until 1999, he served as a public director of Transclal Trade Ltd., Williger Ltd. and Blue Square Cooperative. Dr. Cohen is also a director of Oil Refineries Ltd.

     AVI OLSHANSKY, DIRECTOR. Mr. Olshansky has been a director since November 1997. He is an appointee of Bank Leumi-Le-Israel B.M. and its affiliates. Mr. Olshansky is a member of our administration and credit committees. Since 1997, he has worked independently as a financial and economic adviser and since 2003, as Chairman of A.Olshansky Consulting Ltd. From 1978 to 1991, Mr. Olshansky also served in various positions at Bank Hapoalim B.M., including as Vice President, Deputy Managing Direcror, Senior Executive Vice-President and joint Managing Director. From 1991 to 1997, he served as Chairman of the Board of Clal (Israel) Ltd., that operated companies in the insurance, industry, commerce and construction fields. Mr. Olshansky is a director of the following companies:
Polgat Ltd., Azorim Investment Development and Construction Company Ltd., Camel Grinding Wheels Sarid Ltd., Kibbutz Sarid, Kibbutz-Tzora, Tzora Active System Ltd. and Asif Provident Funds Management Company Ltd.

     YACOB AIZNER, DIRECTOR. Mr. Aizner has been a director since October 2002. He is an appointee of Bank Leumi-Le-Israel B.M. and its affiliates. Mr. Aizner is a member of our audit and credit committees. Mr. AIZNER was the Managing Director (from 1996-1999) and Deputy Managing Director (from 1986-1996) of Bank of Jerusalem Ltd. Since 2000, Mr. Aizner has worked as an independent real estate promoter. Mr. Aizner is also a director of Sadot Binyamina Ltd.

     SHULAMIT ESHBOL, DIRECTOR. Ms. Eshbol has been a director since November 2002. She is an appointee of the State of Israel. Ms. Eshbol is a member of our audit and financial statement review committees. Ms. Eshbol worked in public accounting as a sole practitioner from 1994-1998. She has also practiced law at the firm of Eshbol & Yakuel since 2000. As part of her legal practice, she is engaged in commercial and financial fields. From 2001-2002, she served as a director in Zim Lines Ltd.

     HILLEL ASHKENAZY, DIRECTOR. Mr. Ashkenazy has been a director since January 1997. He is an appointee of Israel Discount Bank Ltd. and its affiliates. Mr. Ashkenazy is a member of our administration and credit committees. Mr. Ashkenazy served as Chairman of our audit committee from 1999 to 2002. He has served in various positions with the Government, and in the public and private sector, including, as Director General OF the Ministry of Immigrant Absorption. Mr. Ashkenazy heads a law firm and specializes in corporations and investments. He serves as a director of Aman Holdings Ltd., C.D.I. Systems (1992) Ltd. and Hanan Management and Assets Ltd.

     MOSHE GAVISH, DIRECTOR. Mr. Gavish has been a director since November 2002. He is an appointee of the State of Israel. Mr. Gavish is a member of our administration and financial statement review committees. From 1989 to 1993, he served as Commissioner of the Income Tax and Property Tax Authority and from 1994 to 2000, as General Manager of Mercantile Discount Bank. Since 2000, he has practiced law and advised companies independently. Mr. Gavish is a director of the following companies: Ma'alot, Bituach Yashir, Afikim Hashkaot G.G. (2000) Ltd., Innoventions and Allium.

     RICHARD ARMONN, DIRECTOR. Mr. Armonn has been a director since 1971, with interruptions. He is an appointee of Bank Hapoalim B.M. and its affiliates and he currently serves as our Deputy Chairman. He is chairman of our credit committee and a member of our administration committee. Mr. Armonn served in the past as Deputy Chief Executive Officer of Bank Hapoalim B.M. and he was also the manager of the credit department for that bank. He has served as Deputy Chief Executive Officer and Chairman of the board of Gmul Investments Ltd. He is the Chairman of the Israel-Romania Chamber of Commerce and Industry. He is also a director of Elhana Ltd.

     YEHESKEL BEINISCH, DIRECTOR. Mr. Beinisch has been a director since November 2002. He is an appointee of the State of Israel. He is chairman of our audit committee and a member of our financial statement review committee. Mr. Beinisch has practiced law since 1967 and currently heads his own firm, Y. Beinisch-Law office. Mr. Beinisch was a director of Card Guard AG (Switzerland) until April 2004.

     EPHRAT BRONFELD, DIRECTOR. Ms. Bronfeld has been a director since December 2002. She is a member of our audit, financial statement review , and administration committees. Ms. Bronfeld is an outside director. From 1996-2002, Ms. Bronfeld worked at Tahal Consulting Engineers Ltd., for two years as Assistant to the General Manager and Corporate Secretary and for four years as the General Manager of one of its subsidiaries. Ms. Bronfeld is a director of Yahav Massad Mutual Funds Ltd. and Arel Communications and Software Ltd.

     EHUD GREEN, DIRECTOR. Mr. Green has been a director since December 2002. He is a member of our audit and credit committees. Mr. Green is an outside director. Mr. Green has been practicing law in his own firm since 1996.

     BEN-ZION DAGAN, DIRECTOR. Mr. Dagan has been a director since July 2002. He is an appointee of Israel Discount Bank and its affiliates. He is a member of our audit and financial statement review committees Mr. Dagan served as a director of a subsidiary of Bank of Jerusalem Ltd. from 1997 to 2002.

     SHMUEL SISSO, DIRECTOR. Mr. Sisso has been a director since November 2001, with interruptions. He is an appointee of the State of Israel. He is a member of our audit and financial statement review committees. Mr. Sisso is a director of Israel Salt Industries Ltd. He served as the mayor of the Kiryat-Yam municipality from 1989 to 2001 and again from 2003 to the present. From 1997 to 2000, he served as the Israeli Consular General in New York. On July 6, 2004, Mr. Sisso advised us of his resignation from the board of directors, which will take effect upon the confirmation of his appointment as a member of the advisory council of the Bank of Israel.

IDENTITY OF OFFICERS

     The name, age and position of each of our executive officers, as of December 31, 2003, and the month and year his or her tenure began, are set forth in the following table:

NAME                            AGE     POSITION WITH REGISTRANT                            HELD POSITION SINCE
----                            ---     ------------------------                            -------------------

Dr. Raanan Cohen(1)             63      Chairman of the Board                               August 2002

Uri Galili                      59      General Manager                                     July 2002

Arieh Savir                     58      Deputy General Manager                              September 2002

Rimon Shmaya                    55      Comptroller                                         April 2001
                                        Comptroller & Financial Risks Manager               January 1998
                                        Member of the Management                            May 1996

Jacob Garten(2)                 54      Supervision & Risk Monitoring Manager               July 1999
                                        Training and Information Technologies Member of
                                        the Management                                      November 1989


Nathan Dekel                    53      Operations  &  Controls Manager                     April 2004
                                        Operations Manager                                  July 1999
                                        Member of the Management                            August 1990


Michael Warzager                49      General Counsel                                     March 1998
Itzhak David                    49      Internal Auditor                                    November 2002

     (1) Dr. Raanan Cohen is included in this list since he is a salaried employee of the bank. Under Israeli law, a director, including a salaried chairman of the board, is not considered to be an executive officer.

     (2) Terminated active employment April 15, 2004.

     Mr. Uri Galili has served as our General Manager since July 2002. From 1995 until 2001, Mr. Galili was Director and General Manager of Bank Leumi (U.K.) Ltd. From 2001 until July 2002, he served as Head of International Private Banking at Bank Leumi Le-Israel Ltd.

     Mr. Arieh Savir has served as our Credit Manager since September 2002 and as our Deputy General Manager since October 2002. From 1994 until September 2002, Mr. Savir was Head of the Financial Services and Workout Division of Bank Hapoalim Ltd.

     Mr. Rimon Shmaya has served as our Comptroller since January 1998 and as a member of our management since May 1996.

     Mr. Jacob Garten served as our Supervision and Risk Monitoring Manager from July 1999 until April 15, 2004, when his active employment with us ended. He had been a member of our management since 1989.

     Mr. Nathan Dekel has served as our Operations Manager since July 1999. Prior to that, he served as the Business Department Manager and has been a member of our management since 1990.

     Mr. Michael Warzager has served as our General Counsel since March 1998. Prior to that, he was the Head of our Legal Department.

     Mr. Itzhak David has served as our Internal Auditor since November 2002. Prior to that, he served as assistant to the Internal Auditor for approximately one year. From 2000 to 2001, Mr. David was Deputy Financial Officer of Ampa Investments Ltd. From 1994 until 2000, he was the Financial Officer and Secretary of Investments for Industrial Development of Israel Ltd.

FAMILY RELATIONSHIPS

     No family relationships exist between any of our directors or executive officers and any other directors or executive officers of the Bank.

SELECTION OF DIRECTORS AND OFFICERS AND TERMS OF OFFICE

     Except for the outside directors (the election and removal of which are discussed in the next paragraph) and the chairman of the board (who is appointed by the other board members), our directors are appointed by the holders of our Ordinary A Shares, par value NIS 0.10. See "Item 7. Major Shareholders and Related Party Transactions - Major Shareholders" below for more detailed information regarding the ownership of our Ordinary A Shares.

     Each holder of Ordinary A Shares is entitled to appoint one director for every 1,015 Ordinary A Shares held by such holder, and each group of shareholders (who together hold 1,015 or more Ordinary A Shares) is entitled to appoint one director for every 1,015 Ordinary A Shares held. As a result, the Government of Israel currently has the right to appoint seven directors, Bank Leumi Le-Israel B.M. currently has the right to appoint three directors, Israel Discount Bank currently has the right to appoint two directors and Bank Hapoalim B.M. currently has the right to appoint one director. However, pursuant to an agreement between Bank Hapoalim B.M. and certain other holders of Ordinary A shares (which holders together have 500 Ordinary A Shares), Bank Hapoalim B.M. is entitled, by virtue of combining its own shares and the shares of the other holders party to the agreement, to appoint one additional director

     Pursuant to the Companies Act, we are required, as of February 1, 2000, to have two outside directors elected by our shareholders voting at a general meeting of the shareholders. An outside director must be an Israeli citizen and, at the time of the appointment or during the two years preceding the appointment, neither the outside director himself nor any of his relatives, partners , employers or companies in which he is a controlling member may have had an interest in the company whose board the outside director is to be appointed. Among the other qualifications for election, no individual shall be appointed an outside director if his other positions or affairs create or are liable to create a conflict of interest with his position as director. Our outside directors are Efrat Brunfeld and Ehud Green. Our outside directors hold office for a term of three years and, according to the Companies Law, outside directors may be elected for one additional three-year term after the initial three-year term.

     In order to facilitate the appointment of outside directors at the general meeting without exceeding the maximum number of directors prescribed by our articles of association and by Israeli Proper Banking Procedures, special arrangements have been agreed to by our major shareholders. The Government of Israel has agreed to refrain (subject to various conditions) from exercising its right to appoint one director of the seven that it is entitled to appoint. Bank Leumi Le-Israel B.M., Israel Discount Bank and Bank Hapoalim B.M.have agreed that they will refrain (subject to various conditions), through a rotation among them, from exercising their right to appoint one director of the seven that they are jointly entitled to appoint. Consequently, as long as these consents remain in force, the two outside directors may be elected by the shareholders at a general meeting, on account of the vacancies created by the above consents. Under these arrangements, the outside directors elected by the shareholders at a general meeting should be the candidates put forward by the shareholders who created the vacancies that are filled by the election of the outside directors.

     Shareholders who, by virtue of their ownership of Ordinary A Shares, have appointed a director may remove such director at any time and appoint another in his or her place. Each director (who is appointed by the holders of Ordinary A Shares), therefore, holds office until removed by the holders of Ordinary A Shares who originally appointed such director or, if appointed for a fixed term, until such term expires.

     An outside director may be removed by court order, if the court (a) finds that the director is permanently unable to exercise his office or (b) the outside director no longer meets one of the conditions required by law for his appointment or, (c) the outside director violated his obligation of loyalty to the company, or (d) the outside director, during his tenure, was convicted by a court abroad of offenses such as bribery, deceit or utilization of inside information.

     Alternatively, if the board of directors determines that the outside director no longer meets one of the conditions required for his appointment or that he violated his obligation of loyalty, then the board of directors shall call an extraordinary meeting of the shareholders in order to present to the shareholders its reasons for the removal of the outside director. At such meeting, the outside director shall have an opportunity to respond. The removal of the outside director must be approved at the extraordinary meeting with the same majority that was necessary for his appointment.

     Our General Manager is appointed by our Board of Directors and holds office until removed by the Board or until the expiration of the term of his appointment. The remainder of our executive officers are appointed by the General Manager, subject to the approval of our Board of Directors.

COMPENSATION OF DIRECTORS AND OFFICERS

     The aggregate amount of remuneration that we paid to all directors and executive officers as a group during the year ended December 31, 2003 was NIS 5,755,000 and we set aside NIS 1,648,000 to provide severance pay, retirement or similar benefits for our directors and executive officers. At December 31, 2002, our financial statements include a provision in an amount of NIS 3.6 million in respect of the period during which management estimates that the services of the Chairman of the Board, the General Manager and the Deputy General Manager will no longer be required. In 2003, this provision was decreased and at December 31, 2003 it amounts to NIS 1.7 million, due to a renewed evaluation of the Board as to the remainder of that period. This provision is not included in the severance pay, retirement or similar benefits costs mentioned above.

     According to the employment contracts with the Chairman of the Board, the General Manager and the Deputy General Manager, the terms of their employment extends until August 14, 2006, July 14, 2005 and August 31, 2005, respectively. According to the employment contracts, the Chairman of the Board, the General Manager and the Deputy General Manager are entitled to receive prior notice before the end of their employment period and, at the end of their employment, they are entitled to receive compensation for unutilized vacation days as well as the sums deposited during the period of their employment into insurance policies or pension funds for their benefit.

     According to the employment contracts with five of our officers (the employment of one of whom, Mr. D. Blass, ended in 2003) the employment period is not fixed, the officers are entitled to receive prior notice before the end of their employment and, at the end of their employment, they are entitled to receive several months' salary, compensation for unutilized vacation and sick days (subject to the customary conditions applying to our other employees), and
- the sums deposited during the period of their employment into insurance policies or pension funds for their benefit as well as additional severance compensation. In the event that we terminate the officer's employment, in exchange for the additional severance compensation and subject to various conditions we may instead pay the terminated officer pension payments until the age of 65.

     The following chart sets forth, on an individual basis, the compensation paid to our executive officers:


                                   SEVERANCE       ADDITIONAL
NAME                     SALARY       PAY(1)        AMOUNTS(2)    TOTAL(3)
----                     ------        ----         --------      ------
                                     IN THOUSANDS OF NIS
Raanan Cohen(4)           564         204            ---           768
Uri Galili(4)             679         233            ---           912
Arieh Savir(4)            583         205            ---           788
David Blass(5)            511         151            ---           662
Jacob Garten(5)           562         148            ---           710
Nathan Dekel(5)           561         218            ---           779
Rimon Shmaya(5)           565         218            ---           783
Itzhak David              283          66            ---           349
Michael Warzager(5)       547         205            ---           752

     (1) Includes severance pay, provident fund, pension, national insurance, further education allowance, vacation pay, provisions/payments of long service bonus and provisions for unutilized sick leave benefits.

     (2) Includes amounts with respect to salary-related benefits resulting from changes in the salary during any given year.

     (3) Includes salaries and related benefits not including payroll tax.

     (4)During 2002, employment contracts were signed with the Chairman of the Board, the General Manager and the Deputy General Manager, each of whom commenced his employment in 2002. The employment contract for the Chairman of the Board has a four year term while the employment contracts for the General Manager and the Deputy General Manager each have three year terms. As of December 31, 2002, the financial statements include a provision in an amount of NIS 3.6 million in respect of the period during which management then estimated that the service of these three officers will no longer be required. In 2003, this provision was decreased and as of December 31, 2003 it was NIS 1.7 million, as a result of a re-evaluation of the Board as to the remainder of that period. This provision is not included in the payroll costs presented in the table above.

     (5) In the past, we signed employment contracts with five senior executives who were employed during 2003. Under these contracts, we undertook to pay, inter alia, additional severance payments in the event of termination(see note 18A(4) to our financial statements). The employment of one of the five, Mr. David Blass, ended in December 2003and he received his severance payment as agreed at that time. In the event that the employment of the other four executives is terminated, the maximum severance amount that we anticipate that we will have to pay them (as of December 31, 2003) amounted to NIS 3.5 million. In respect to this commitment, a provision for payroll costs was made, which is not included in the table above.

     Pursuant to a resolution of our board of directors, which was approved by the shareholders at a general meeting, the annual compensation paid to our directors (other than our outside directors) is updated semi-annually to the CPI. As of the last compensation update on February 1, 2004, the annual compensation paid to our directors (other than our outside directors) was NIS 31,488, plus V.A.T., which is paid on a monthly basis. Outside directors are paid NIS 33,111 annually.

     In addition, our directors receive compensation for each plenum or committee meeting attended. The amount of compensation paid for plenum and committee meetings is also updated semi-annually to the CPI. Our directors (other than our outside directors) receive, as of February 1, 2004, NIS 1,174, plus V.A.T. for each plenum and committee meeting attended while our outside directors receive NIS 1,208.

     The amounts set forth in the preceding two paragraphs are after a 12% reduction in compensation pursuant to a resolution of the board on October 1, 2002, which resolution was made in light of our financial situation. In addition, the amounts set forth in the preceding two paragraphs do not apply to our chairman of the board, who receives a monthly salary in accordance with his employment contract.

BOARD PRACTICES

     Except for our Chairman of the Board of Directors, none of our directors has a service contract with us. The service contract for our Chairman of the Board of Directors provides that, upon the termination of his employment, we must pay him compensation for unused vacation days and make available to him the sums deposited for his benefit, during his employment with us, into insurance policies or pension funds.

     Our audit committee is composed of Yeheskel Beinisch who serves as the audit committee chairman, Yacob Aizner, Shulamit Eshbol, Shmuel Sisso, Ehud Green and Ephrat Bronfeld. The audit committee operates pursuant to the audit committee procedures, which were ratified by our Board of Directors. The primary functions and responsibilities of the audit committee, are as follows:

1. To provide recommendations to the board of directors regarding the appointment or termination of the internal auditor.

2.   To define the responsibilities of the internal auditor.

3. To review and make recommendations to the Chairman of the Board of Directors regarding the internal auditor's work plan.

4.   To review the periodic and special reports of the internal auditor.

5. To review the audit reports of the Supervisor of Banks and the external auditor.

6. To review the implementation of the internal auditor's work plan, at least quarterly.

7. To review the handling of irregularities reported by the internal auditor concerning the activities of the board of directors

8. To review the correction of defects raised in the internal auditor's reports.

9. To approve (subject to the approval of the board of directors and the shareholders at a general meeting) the terms of service of directors, including remuneration, the granting of insurance, exemption from liability, and indemnification, and to approve (subject to the approval of the board of directors and/or, to the extent required by our articles of association, subject also to the approval of the shareholders at a general meeting) the granting of insurance, exemption from liability, and indemnification, to officers who are not directors.

10. To approve (subject to approval of the board of directors) any exceptional transactions between us and a third party in which any of our directors or officers has a personal interest.

11. To approve (subject to the approval of the board of directors and the shareholders at a general meeting) exceptional transactions between us and any of our controlling shareholders, and exceptional transactions between us and a third person, in which any of our controlling shareholders has a personal interest.

 12. To approve transactions between us and associated parties (as defined in the Proper Banking Procedures), the amounts of which exceed the minimum prescribed by the Proper Banking Procedures.

     Our administration committee is composed of Dr. Raanan Cohen, Richard Armonn, Hillel Ashkenazy, Avi Olshansky, Moshe Gavish and Ephrat Bronfeld. The chairman is Dr. Raanan Cohen. The primary functions and responsibilities of the administration committee are as follows:

1.   To approve organizational changes proposed by the General Manager.

2. To approve collective employment agreements pursuant to guidelines set by the board of directors.

3. To review work plans as presented by the General Manager and recommend their approval by the board of directors.

4. To review our overall budget as presented by management and recommend its approval by the board of directors.

5.   To approve our senior authorized signatories.

     Our credit committee is composed of Dr. Raanan Cohen, Richard Armonn, Hillel Ashkenazy, Avi Olshansky, Yacob Aizner, Ehud Green and Ben-Zion Dagan. The chairman is Richard Armonn. The primary functions and responsibilities of the credit committee are as follows:

     1. To approve loans for customers whose outstanding debt (including the new proposed loan) to us is between NIS 15-50 million (for regular customers) provided that the unsecured portion of the debt does not exceed NIS 30 million, or NIS 15-30 million ( for problem customers).

     2. To approve the rescheduling of debt or the reorganization of debt for customers whose outstanding debt to us is between NIS 15-50 million (for regular customers), or between NIS 15-30 million(for problem customers).

     3. To approve write-offs of loans between NIS 0.75-3 million for any one customer.

     Our financial statement review committee is composed of Dr. Raanan Cohen, Shulamit Eshbol, Yeheskel Beinisch, Ephrat Bronfeld, Moshe Gavish, Shmuel Sisso and Ben-Zion Dagan. The chairman is Dr. Raanan Cohen. The primary functions and responsibilities of the financial statement review committee are as follows:

     1. To review drafts of the annual and quarterly financial statements prior to their presentation to the board of directors.

     2. To keep regular contact with the external auditors and our comptroller on matters relating to accounting principles implemented in the financial statements.

     3. To review all matters relating to the financial statements brought before it by the board of directors.

          We do not have a compensation committee.

EMPLOYEES

         As of December 31, 2003, we had 79 employees, as follows:

         Personnel/Training Staff                                           3
         Compliance and Auditing                                            3
         Officers                                                           6
         Sales and Professional Staff                                      30
         Support Staff                                                     37

         As of February 24, 2004, we had 68 employees, as follows:


         Personnel/Training Staff                                           3
         Compliance and Auditing                                            2
         Officers                                                           6
         Sales and Professional Staff                                      27
         Support Staff                                                     30

     31 of our current employees are subject to collective employment agreements entered into between us, the General Federation of Labor and our employees' committee.

     Pursuant to the Basic Budget Law-1985 (Israel), "mixed companies", as defined in the Government Companies Law-1975 (Israel), shall not agree to changes in wages, severance payments, retirement or other employment-related financial benefits and shall not institute such changes or benefits other than changes that have been agreed to or instituted with respect to all of the state employees, or that have been approved by the Minister of Finance. The Minister of Finance's authority to approve was delegated to the director of wages in the Ministry of Finance.

     We are a "mixed company" as defined in the Government Companies Law-1975 (Israel) and the opinion of the director of wages of the Ministry of Finance is that the above Basic Budget Law applies to us. The last collective agreement entered into between us and some of our employees, in December 2002 was approved, upon our request, by the director of wages in the Ministry of Finance and he also approved certain severance payments to our officers, which were lower than those stipulated in their employment agreements.

SHARE OWNERSHIP

     None of our directors or executive officers own any of our shares. We do not have any arrangements, including stock option plans, that provide for the issuance of our securities to our directors or officers.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

RELATIONSHIP OF THE BANK TO THE GOVERNMENT OF ISRAEL

     As of December 31, 2004, the State of Israel held approximately 45.78% of our outstanding voting rights and had the right to appoint approximately 50% of the directors (based upon the actual number of directors the State of Israel is entitled to appoint out of the total number of directors that may be appointed by the shareholders). Directors appointed by both the Ministry of Finance and the Ministry of Industry, Trade and Employment are members of our board of directors.

     The Government has issued guarantees in our favor (which guarantees are also granted to other banks) to secure loans granted by us in cases where the Government was interested in supporting the projects being financed by such loans.

     In accordance with the governmental approval of the run-off plan, the Government of Israel has undertaken to assume responsibility for the balance of the special line of credit outstanding as of July 29, 2005 and to repay that balance to the Bank of Israel over a period of twelve months. See "Item 4. Business Overview" above for a discussion of the special line of credit from the Bank of Israel.

     Since the State of Israel holds approximately 45.78% of our voting rights and about 50% of the rights to appoint directors, we are considered as a "Mixed Company" under the Governmental Companies Law-1975 (Israel), and therefore we must report to the Governmental Companies Authority. Due to the State of Israel's entitlement to appoint directors to our board, we are also considered as a "body that the Government of Israel participates in its management" within the State Comptroller Law-1958 (Israel), and consequently we are subject to the State Comptroller's audit.

SHAREHOLDERS IN THE UNITED STATES

     The number of holders of shares in the United States and the number of shares that such holders held as of November 2004, is set forth below:

     6% Cumulative Participating Preference C Shares- 1,139 holders in the United States, holding 2,022,892 shares.

     6% Cumulative Participating Preference CC Shares- 761 holders in the United States, holding 118,942 shares.

     71/2% Cumulative Redeemable Preference D Shares- 668 holders in the United States, holding 15,082 shares.

     71/2% Cumulative Redeemable Preference DD Shares- 1,847 holders in the United States, holding 10,439 shares.

PRINCIPAL HOLDERS OF VOTING SECURITIES

     The following table sets forth, as of December 31, 2004, certain information concerning ownership of our voting securities, including all persons known by us to own more than 5% of any class of our voting securities and the total amount of any class of our voting securities owned by our officers and directors as a group:

                                                                                    PERCENTAGE OF
                                          NUMBER OF SHARES    PERCENTAGE OF          TOTAL VOTING
NAME OF HOLDER         TITLE OF CLASS           OWNED          CLASS OWNED           RIGHTS HELD
--------------         --------------           -----          -----------           -----------
State of Israel         Ordinary "A"            7,370            48.81%               45.78%
                        shares(1)

Poalim Trust Services   Ordinary "A"            1,830            12.12%               11.37%
Ltd.  (3)               shares(1)

Israel Discount Bank    Ordinary "A"            2,030            13.44%               12.61%
Ltd., (4)               shares(1)

Bank Leumi Le-Israel    Ordinary "A"            3,110 (6)        20.60%               19.32%
B.M Israel (4)          shares(1)

Bank Hapoalim B.M       Ordinary               65,020 (5)         6.50%                0.40%
Israel (4)              Preferred
                        shares(2)

All officers and        Voting Shares      None (As per the
directors as a                             records of our
group                                      Bank)

     (1) Each Ordinary "A" share entitles the owner thereof to 1,000 votes at any meeting of our shareholders.

     (2) Each Ordinary Preferred Share entitles the owner thereof to one (1) vote at any meetings of our shareholders.

     (3) The Ordinary "A" Shares are listed in the name of Poalim Trust Services Ltd., which reported to us that said shares are held in trust, as follows:

          1,829.8 Shares held for Bank Hapoalim Ltd. 0.20 Shares held for David Shocnay

     (4)  Includes shares held by affiliates of the shareholder

     (5) Held of record (not beneficially) by Hevra Lerishumim shel Bank Discount Le-Israel. The shares are beneficially held by Bank Hapoalim B.M. and its affiliates.

     (6) Includes 1,050 or 6.95% held by Bank Leumi Lepituah Hataasiya Ltd., an affiliate of Bank Leumi Le-Israel B.M.

RELATED PARTY TRANSACTIONS


                       Loans Granted to Executive Officers
                             AS OF DECEMBER 31, 2003
                                IN NIS THOUSANDS

            --------------------------------------------------------


                                                            VALUE OF THE
                                                               BENEFIT
                                                          DERIVED FROM THE
                       OUTSTANDING        AVERAGE TERM      PREFERENTIAL
      NAME                BALANCE            (YEARS)            TERMS
      ----                -------            -------            -----
Raanan Cohen                ---                ---              ---
Uri Galili                  ---                ---              ---
Arieh Savir                 ---                ---              ---
David Blass                 ---                ---              ---
Jacob Garten                 28                0.5                2
Nathan Dekel                218                2.0               12
Rimon Shmaya                110                2.0                6
Itzhak David                ---                ---              ---
Michael Warzager            154                1.9                8

These loans are linked to the CPI and are non-interest bearing

INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

FINANCIAL STATEMENT AND OTHER FINANCIAL INFORMATION

     Our financial statements are prepared in accordance with Israeli GAAP and with the directives of the Israeli Supervisor of Banks. Israeli GAAP may differ significantly from U.S. GAAP. See "Item 17. Financial Statements", in particular note33 which sets forth the principal differences between Israeli GAAP and U.S. GAAP.

LEGAL PROCEEDINGS

     Set forth below are certain details regarding material legal proceedings against us which were pending as of December 1, 2004:

(A) In December 1999, United Mizrachi Bank Ltd. filed a third-party notice in the amount of NIS 50,000,000 against us and ten other parties. The third-party notice relates to a counterclaim in the amount of NIS 150,208,289 filed by the State of Israel against United Mizrachi Bank with respect to losses incurred by the State of Israel as a result of a collapse of a group of companies that had received state grants and/or state guaranteed loans through United Mizrachi Bank. In the third-party notice, United Mizrachi Bank claims (a) that we were negligent in our preparation of surveys about the group of failed companies, which surveys were used by the State of Israel and United Mizrachi Bank to determine whether or not to provide state grants and/or state guaranteed loans and (b) seeks indemnification to be paid by us and the other defendants named in the third party notice for the damages suffered as a consequence of the failure of the group of companies. We reject the third-party notice and we have instructed our lawyers to file a statement of defense.

(B) In August 2000, a claim in the sum of US$18,666,711 was filed by several venture capital funds against Mr. Blass, our former deputy general manager, and 24 other defendants alleging a violation of an investment agreement by Mr. Blass and the other defendants. Mr. Blass rejects the claim and he has instructed his lawyer to file a statement of defense. The claim was filed against Mr. Blass in his capacity as a director in the company in which the investment was to be made. At that time, Mr. Blass served as the general manager of our subsidiary and was appointed by our subsidiary as director in the above company. In 2000, we sold all of our holdings in the subsidiary.

(C) In October 2002, a class action was filed against us, the State of Israel (as our controlling shareholder) and 17 of our current and former officers and directors. This action was instituted by Mr. A. Fine, one of our shareholders. The action was instituted in the name of all those who purchased our shares between December 1, 2001 and August 22, 2002. The claim alleges that we breached our duty to report pursuant to the Securities Law -1968(Israel) and the Securities Regulations (Immediate and Periodic Reports) -1970(Israel). According to the action, between December 1, 2001 and August 22, 2002, several events occurred which demonstrated our severe condition. The claim alleges that the occurrence of the events obligated us to file an immediate report pursuant to Israeli securities regulations, and that such report was not filed. The claim seeks damages of between NIS 14 million and NIS 20 million. We have instructed our lawyers to file the appropriate defenses. Under Israeli law, the filing of a class action must be approved by the court. Accordingly, the plaintiff has filed an application to that effect, which has yet to be heard. We and those of our officers and directors who were sued, are vigorously contesting the action and the application for its approval.

(D) In February 2003, a claim was filed against us and several other defendants, including the Ministry of Industry and Trade, the Ministry of Finance, Directors of the Investments Center, the Deputy General of the Ministry of Finance and two of our former employees, alleging damages caused (directly or indirectly) by us and the other defendants as a result of the failure to extend, or delay in extending, loans and/or grants. The plaintiffs seek damages in the amount of NIS 295 million. The claim was filed by a company which received loans from us in the 1990's that were fully guaranteed by the State of Israel. Additionally, the plaintiffs filed a motion to receive an exemption from the payment of court fees. We have instructed our lawyers to file the appropriate defenses.

(E) In March 2003, Lahava Chatamim Ltd., in its capacity as a shareholder, (according to a motion it filed, Lahava Chatamim Ltd. held at the time 325,194 cumulative participating preference C shares, 4,598 cumulative participating preference CC shares and 8,000 cumulative participating preference CC1 shares) filed a derivative action in the amount of NIS 409.5 million against us and eleven of our current and former officers and directors. The plaintiff claims that the officers and directors breached their duty of care and were negligent in carrying out their duties. According to the claim, the negligence of the officers and directors is evident, among other things, in granting credits without proper collateral, in problems in the bank credit policy, in the quality of the credits, in the procedures employed for granting the credits, in managing credit risk and in the routine handling of credits. The alleged damages are equal to the allowances for doubtful debts we made in our financial statements for 2002. Under Israeli law, the filing of a derivative action must be approved by the court. Accordingly, the plaintiff has filed an application to that effect, which has yet to be heard. Those of our officers and directors who were sued are vigorously contesting the action and the application for its approval.(

F) In September 2003, an Israeli oil company filed a claim against us and two other banks, in the amount of NIS 6 million, concerning the delivery of oil products by the plaintiff to a power station that was financed by us and the other two banks. The plaintiff alleges that the three banks should reimburse the plaintiff for the delivered oil products because they made a false representation that expenses included in the business plan and/or the budget (which, allegedly, we and the other banks were familiar with) would be paid by them. We and the other two banks reject the claim and we have instructed our lawyers to file the appropriate defenses.

(G) In January 2004, a guarantor of the debts of one of our customers filed a claim against us in the amount of NIS 999,000. We were previously awarded a judgment against both the customer and the guarantor. The plaintiff argues that he suffered damages as a result of the legal proceedings we instituted against him in his capacity as guarantor of the customer. The plaintiff claims that the amount of damages exceeds $50 million, but in order to reduce court fees, he fixed the amount being sought at NIS 999,000, reserving his right to later amend the amount of the claim. We reject the claim and we have instructed our lawyers to file the appropriate defenses.

(H) In January 2004, a guarantor of the debts of one of our customers and a company controlled by the guarantor, filed a counterclaim against us. We are suing the guarantor in his capacity as guarantor for the debts of a company that is now in receivership. The company in receivership had received a construction loan from us for the financing of a building project. In the counterclaim, the guarantor argues, among other things, that without informing the guarantor, we agreed to changes in the building project and to an increase of the construction loan, and that we were negligent in the financing of the building project. The plaintiffs in the counterclaim claim that we caused them various damages, but in order to reduce court fees, they fixed the amount of the counterclaim at NIS 1,250,000, reserving their right to later amend the amount of the counterclaim. We reject the counterclaim and we have instructed our lawyers to file the appropriate defenses.

(I) In March 2004, three companies that received various loans from us in the past, filed a claim for a declaratory and monetary judgment against us, our Chairman of the Board, our General Manager and one of our credit officers. The three plaintiffs, against whom we had previously initiated legal proceedings, have petitioned the court to declare, among other things, that they had entered into a binding construction loan agreement with us. The plaintiffs claim that as a result of our refusal to extend to them the construction loan to which we had allegedly committed, they suffered damages of approximately NIS 200 million, but in order to reduce court fees (while reserving their right to later amend the amount of the claim), they fixed the amount of the monetary claim at NIS 1 million. We reject the claim and we have instructed our lawyers to file a statement of defense and various preliminary motions to strike out the claim and for stay of the proceedings.

(J) On June 30, 2004, two of our former senior employees, S. Flomin (who served as our Internal Auditor) and L. Rutman (who served as Senior Adviser to the General Manager) filed a claim in the labor court, seeking NIS 2,346,200 in the aggregate (nominal). The claim is for various additional payments which, according to the claim, are due to them in connection with the cessation of their employment in 2002 and pursuant to the terms of their employment contracts. The payment of these additional payments was not approved by the Supervisor of Wages of the Ministry of Finance, who was also named in the claim as a defendant. The plaintiffs claim that in return for these additional payments that were granted to them in their employment contracts, they agreed to waive wage increases that were due to them at the time. Therefore, the plaintiffs have alternatively petitioned the court to award them the value of the wage increases that they agreed to waive. Despite the fact that, according to the plaintiffs' claim, the value of the wage increases is greater than the amount of the claim, in order to reduce court fees, they have set their value equal to the amount of the claim. The plaintiffs also state that they reserve their right to file a claim concerning the above against our management and directors who approved their employment contracts.

(K) On September 14, 2004, Adi Eilat Hotel Ltd. ("the Company") and its shareholders filed an action in the Tel Aviv District Court, petitioning the court to declare that the Company and its shareholders who are guarantors of its debt are not liable to pay any monetary amount to us, that we are obliged to return to the shareholders/guarantors the value of their private assets which were invested in the Company, that our Chairman of the Board and 12 members of our board of directors who served during the years 1997-2001 were negligent in carrying out their duties in that they allowed us to fund the hotel of the Company and that after the guarantors receive back their private assets, we will be entitled to take the hotel into our possession. According to our records, the Company and its shareholders/guarantors owe us approximately NIS 63 million. We reject the claim and we have instructed our lawyers to file the appropriate defenses.

(L) On September 28, 2004, 27 financial institutions that hold our participating preference C and/or CC and/or CC1 shares filed an action in the Tel Aviv District Court, in which the court is petitioned, inter alia, to direct us to pay to our shareholders a dividend similar in an amount and on such date as it had paid until the second quarter of 2002. The plaintiffs claim, inter alia, that according to the our articles of incorporation, we are bound to pay to our preferred shareholders an annual dividend in the amount of 7.5%, that such dividend is not in essence a dividend, but rather a payment which is paid in full by the State of Israel with respect to the perpetual deposits that we deposited with the State and, therefore, such distribution is not subject to distribution requirements proscribed by the law, and that even if such requirements should be applied, we should be ordered to pay the requested dividend because the solvency requirement proscribed by law exists in relation to us, in light of the fact that the dividend is financed in full by the State of Israel and is not deducted from our capital. We reject the claim and we have instructed our lawyers to file the appropriate defenses.

     In addition, we are party to various pending legal proceedings which we do not expect will have a material adverse effect on our business, financial condition or results of operations.

     Except for the changes indicated above, there have been no significant changes in the legal proceedings since the date of our annual financial statements.

DIVIDEND POLICY

     In the past, we paid an annual dividend on Ordinary A shares, Preferred Ordinary shares, Ordinary B shares and Ordinary B1 shares, as well as on our preferred shares. The B and B1 shares are owned by the State of Israel. We stopped paying dividends on these shares at the same time that we stopped paying dividends on our Preferred shares. For a discussion regarding the cessation of the payment of dividends, see "Item 3.D. Risk Factors" above and "Item 13. Defaults, Dividend Arrearages and Delinquencies" below.

ITEM 9. THE OFFER AND LISTING

OFFER AND LISTING DETAILS

PRICE HISTORY OF LISTED STOCK

     Our Ordinary Preferred Shares, and our cumulative participating preference C Shares, CC Shares and CC1 Shares are listed on the Tel Aviv Stock Exchange. The following table shows the high and low closing price in NIS for our Ordinary Preferred Shares, and our cumulative participating preference C Shares, CC Shares and CC1 Shares on the Tel Aviv Stock Exchange for the periods indicated:

                                                                    IN NIS

                      CLASS C CUMULATIVE        CLASS CC CUMULATIVE        CLASS CC1 CUMULATIVE
                        PARTICIPATING              PARTICIPATING               PARTICIPATING          ORDINARY PREFERENCE
                      PREFERENCE SHARES          PREFERENCE SHARES           PREFERENCE SHARES               SHARES
                      High          Low          High          Low           High          Low          High         Low
                      ----          ---          ----          ---           ----          ---          ----         ---
1999                   435          330          4180          3153          4330          3153         4630         1345
2000                   392          342          4159          3201          3900          3260         4520         2410
2001                   446          339          4070          3379          4458          3370         2592         1905
2002
   1st Quarter         490          440          4750          4030          4840          4359         2870         1950
   2nd Quarter         460          354          4300          3400          4447          3600         2219         1250
   3rd Quarter         356          100          3444           887          3711           986         1440          157
   4th Quarter         119           58          1050           752          1000           555          293          150
2003
   1st Quarter          63           58           938           700           578           550          204          144
   2nd Quarter         123           63           775           700           860           578          229          143
   3rd Quarter         105           90           800           740           900           849          200          182
   4th Quarter         108           78          1142           730           990           900          207          172
2004
   1st Quarter         158           95          1590          1020          1449           925         1174          194
   2nd Quarter         134          105          1249          1000          1290           720          841          481
       June            122          119          1236          1190          1200           720          681          511
   3rd Quarter         130          117          1220          1190          1230          1100          642          540
       July            115          130          1220          1190          1176          1150          642          630
       August          130          122          1220          1211          1230          1100          642          607
       September       122          117          1211          1210          1150          1125          607          540
   4th Quarter         124          107          1211          1050          1129          1001          586          410
       October         119          107          1211          1050          1129          1125          586          503
       November        124          110          1057          1057          1100          1001          586          410
       December        121           90          1200          1057          1100          1097          613          509

     Neither our Class D Cumulative Participating Preference Shares nor our Class DD Cumulative Participating Preference Shares, are listed or traded on the Tel Aviv Stock Exchange. None of our securities are listed or traded on any stock exchange in the United States.

PLAN OF DISTRIBUTION

     Not applicable.

MARKETS

     Our listed securities are traded only on the TelAviv Stock Exchange.

SELLING SHAREHOLDERS

     Not applicable.

DILUTION

     Not applicable.

EXPENSES

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.   SHARE CAPITAL

     Not applicable.

B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

MEMORANDUM OF ASSOCIATION

     Under the Companies Law, a company may define its purposes as to engage in any lawful business. Section 2 of our Memorandum of Association, which outlines our objects and purposes, states that we may undertake the following activities, among others:

     (a) to establish a financial institution to be instrumental in the encouragement of, and assistance to, the creation and expansion of efficient, useful and economically sound enterprises in Israel;

     (b)  to grant and provide banking services of any kind or nature;

     (c) to grant credits of any kind or nature whatsoever, financial and any other assistance to any person in Israel and outside Israel, in such a manner and way and on such terms as we may deem proper and fit;

     (d) to deal in investment, underwrite, acquire and hold securities issued or made by any company in Israel or abroad;

     (e) to promote, further and encourage the issue of securities by industrial and other enterprises and to promote and further the investment and participation of capital in industrial and other enterprises whatsoever;

     (f) to promote and assist in the creation and issuance of securities of all kinds;

     (g)  to lend money and to provide credit to any enterprises;

     (h) to guarantee loans obtained or to be obtained by any industrial and other enterprise ; and

     (i) to borrow and raise money and secure the repayment thereof in the manner and on the terms as we may deem advisable.

ARTICLES OF ASSOCIATION

     AMENDMENT OF ARTICLES OF ASSOCIATION. Under the Companies Law, a company incorporated before the Companies Law went into effect (February 1, 2000) may modify or amend its articles of association by a resolution adopted by 75% of the shareholders at a General Meeting, or by a different percentage if so provided in the company's memorandum and articles of association. We were incorporated in 1957; our memorandum and articles of association do not provide any percentage for amendment of our Articles of Association and so we may amend the Articles with the approval of 75% of the shareholders.

     The Companies Law further provides that any amendment to the articles of association of a company that obligates a shareholder to acquire additional shares or to increase the extent of his liability shall not obligate the shareholder without his prior consent.

     RECORD DATE FOR NOTICES OF GENERAL MEETING AND OTHER ACTION. Under the Companies Law, for the purpose of a shareholder vote, the record date for public companies, defined as companies traded on an exchange or as companies whose shares were offered to the public by prospectus and are held by the public, such as us, can be set between 4 and 21 days before the date of the meeting.

     NOTICE OF GENERAL MEETINGS; OMISSION TO GIVE NOTICE. The Companies Law provides that a public company , such as us, must give notice of a general meeting to its shareholders of record at least twenty-one days prior to the meeting, unless the company's articles of association provide that a notice need not be sent. Article 5 of our articles of association provide that only the holders of Ordinary A shares and Ordinary Preferred shares, will be entitled to receive notice of a General Meeting and that the holders of all other classes of shares will not enjoy such right.

     ANNUAL MEETINGS AND EXTRAORDINARY MEETINGS. Under the Companies Law, an annual meeting of the shareholders should be held once in every calendar year and not more than fifteen months from the last annual meeting. The Companies Law provides that an extraordinary meeting of shareholders of a public company, such as us, must be called by the board of directors upon the written request of (i) two directors, (ii) one-fourth of the serving directors, (iii) one or more shareholders who hold(s) at least five percent of the issued share capital and at least one percent of the voting rights of the company, or (iv) one or more shareholders who have at least five percent of the voting rights of the company. Within twenty-one days of receipt of such demand, the board of directors is required to convene the extraordinary meeting for a time not later than thirty-five days after notice has been given to the shareholders. Article 58 of our Articles of Association provides that our board of directors may call an Extraordinary Meeting at any time it sees fit. In addition, Article 61 of our articles of association provides that our board of directors shall convene an Extraordinary Meeting upon the written request of a holder or holders of not less than 1/10 of our paid up capital that carries with it voting rights at General Meetings.

     QUORUM AT GENERAL MEETINGS. Under Article 65 of our Articles of Association, the required quorum for any General Meeting of shareholders is two or more shareholders present in person, by proxy or by attorney who collectively hold Ordinary A shares representing at least thirty-three and one-third percent (331/3%) of the number of votes of the company. Article 68 of our Articles of Association provides that if a quorom is not present within half an hour from the time the meeting was set, then, if the meeting was called at the request of the shareholders it will be cancelled, and otherwise it will be adjourned and any shareholders present and entitled to participate in the adjourned meeting shall constitute the required quorom.

     ADOPTION OF RESOLUTIONS AT GENERAL MEETINGS. Article 71 of our Articles of Association and the Companies Law (with respect to public companies, such as us) provide for voting by poll only. In addition, the Companies Law provides that a declaration by the Chairman of the Meeting that a resolution has been carried or rejected, unanimously or by a particular majority, shall be prima facie evidence of the fact.

     VOTING POWER; MODIFICATION OF CLASS RIGHTS. Article 77 of our Articles of Association provides that every shareholder shall have one thousand votes for each Ordinary A Share held by him and one vote for every Preferred Ordinary Share held by him. Article 8 of our Articles of Association provides that if at any time our share capital is divided into different classes of shares, the rights attached to any class may be modified abrogated or otherwise dealt with by the company with the consent in writing of the holders of 75% of the issued and outstanding shares of that class or by Special Resolution (a resolution carried by at least 75% of the votes of those present and voting) in an Extraordinary Meeting of the shareholders of that class. A shareholder may vote in person, by proxy or by a duly authorized representative.

     ELECTION AND REMOVAL OF DIRECTORS. Under our Articles of Association, our board of directors shall consist of not less than seven and not more than fifteen directors. The appointment of our directors and their removal (except for the "additional director" who is appointed by the other members of the board of directors and who by virtue of his appointment becomes the chairman if the board) shall be effected by the holders of our Ordinary A Shares.

     Our Articles provide that each member or group of members shall be entitled to appoint one director for every 1,015 Ordinary A Shares held. The appointer(s) of a director may at any time remove the director appointed by him.

     Under our Articles of Association, a director is not required to retire at a certain age and need not hold our shares. Under the Companies Law, a person cannot serve as a director if convicted of certain offenses or been declared bankrupt. In the event the appointer of a director shall cease to hold the requisite number of Ordinary A Shares, the director appointed by him shall cease to be a director according to Article 88 of our Articles of Association.

     QUALIFICATION OF DIRECTORS. Articles 96 and 97 of our Articles of Association provide that no person shall be disqualified to serve as a director by reason of him not holding shares in the Company or by reason of him having served as director in the past. Our directors are not subject under the Companies Law or our Articles of Association to an age limit requirement. Under the Companies Law and in accordance with Article 100 of our Articles of Association, a person cannot serve as a director if he has been convicted of certain offenses, unless specifically authorized by the court, or has been declared bankrupt.

     CHAIRMAN OF THE BOARD OF DIRECTORS. The board of directors may from time to time appoint one additional director to serve as chairman of the Board of Directors in accordance with Article 89A of our Articles of Association. Alternatively, the board of directors may, in accordance with Article 112 of our Articles of Association, elect one of its members to serve as the chairman of the board.

     CONFLICTS OF INTEREST. The Companies Law provides that a director, as well as an officer, shall refrain from any act that involves a conflict of interest between the performance of his function in the company and his performance of any other function or his personal affairs. The Companies Law further provides that if a director has a personal interest in the approval of a transaction (other than a transaction that is not deemed to be exceptional and does not relate to the director's terms of service or his employment in other assignments) brought for approval by the audit committee or the board of directors, then he shall not be present at the discussion and shall not participate in the vote in the audit committee and at the board of directors.

     DIRECTOR REMUNERATION. The Companies Law provides that director remuneration must be approved by the audit committee, the board of directors and the General Meeting of the shareholders.

     PROCEEDINGS OF THE BOARD OF DIRECTORS. Article 106 of our Articles of Association provides that the board of directors may meet and adjourn its meetings and otherwise regulate such meetings and proceedings as the directors think fit. A meeting of directors may be called on three days' notice according to Article 110 of our Articles of Association.

     Article 107 of our Articles of Association provides that 1/3 of the directors then in office shall constitute a quorum for meetings of the board of directors. No business shall be transacted at a meeting of the board of directors unless the requisite quorum is present. At a twice adjourned meeting (due to lack of the requisite quorom), two directors shall constitute a quorum according to Article 107 of our Articles of Association.

     Except as provided in the next sentence, all questions arising at any meeting of our board of directors shall be decided by a majority of votes, and, in the case of equal votes for and against, the Chairman of the Board of Directors shall be granted one additional vote in accordance with Article 113.
Article 114 provides that the consent of a special majority (consisting of the consent of (a) a majority of the then serving directors and (b) at least half of the directors appointed by the State of Israel) is required to elect a chairman or vice chairman of the board of directors, to appoint (in accordance with Article 89A) an additional director (who upon his appointment becomes chairman) or to appoint (in accordance with Article 122) a managing director.

     BORROWING POWERS. The Companies Law authorizes the board of directors of a company, among other things, to determine the credit limit of the company and to issue bonds. Articles 51 and 52 of our Articles of Association state that our board of directors may, from time to time, at its discretion, cause us to borrow money and secure the payment of any sum or sums of money, and may secure or provide for the repayment of such sum in such manner and upon such terms and conditions as it deems fit.

     TRANSFER OF SHARES. Article 37 of our Articles of Association provides that no Ordinary A Shares may be transferred without the consent of the board of directors.

     ACQUISITION OF SHARES OVER CERTAIN THRESHOLDS. The Companies Law provides that an acquisition of our shares must be made by means of a tender offer, if, as a result of the acquisition, the purchaser would become a holder of twenty-five percent or more of the voting rights. This rule does not apply if there is already another holder of twenty-five percent of the voting rights. Similarly, the Companies Law provides that an acquisition of our shares must be made by means of a tender offer, if, as a result of the acquisition, the purchaser would become a holder of more than forty-five percent of the voting rights, unless there is another person holding at that time more than fifty percent of the voting rights.

     Regulations under the Companies Law provide that the Companies Law's tender offer rules do not apply to a company whose shares are publicly traded either outside of Israel or both in and outside of Israel if, pursuant to the applicable foreign securities laws and stock exchange rules, there is a restriction on the acquisition of any level of control of the company or if the acquisition of any level of control of the company requires the purchaser to make a tender offer to the public shareholders.

     REPURCHASE OF SHARES. The Companies Law, subject to certain limitations, allows companies under certain circumstances to repurchase their own shares.

     FOREIGN OWNERSHIP. Neither our Articles of Association nor Israeli law restrict in any way the ownership of our shares by nonresidents of Israel, or restrict the voting or other rights of nonresidents of Israel. Notwithstanding, nationals or residents of countries that are in a state of war with Israel or entities incorporated, established or managed in such countries may not transfer and/or acquire ownership in shares in Israel, and/or receive dividends in respect thereto, without a special government permit.

     MERGERS. The Companies Law provides for mergers between Israeli companies, if each party to the transaction obtains the appropriate approval of its board of directors and the General Meeting of shareholders. A "merger" is defined in the Companies Law as a transfer of all assets and liabilities (including conditional, future, known and unknown liabilities) of a target company to another company, the consequence of which is the dissolution of the target company in accordance with the provisions of the Companies Law. For purposes of the approval of the General Meeting of shareholders of each merging entity, unless a court rules otherwise, the merger will not be deemed approved, if a majority of the holders of shares of that entity that are not held by the other entity or are not held by any person who holds 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other entity, had objected to the merger.

     DISTRIBUTION OF DIVIDENDS AND LIQUIDATION RIGHTS. Article 130 of our Articles of Association provides that if we have sufficient profits, the board of directors, (a) must recommend that dividends be paid to the holders of the cumulative participating preference C, CC, and CC1 shares, the holders of cumulative redeemable preference D and DD shares and the holders of ordinary preference shares; and (b) may recommend the payment of any other dividend that is payable on our share capital under our Articles of Association, provided that if the payment of fixed cumulative preferred dividends on our preferred shares or our ordinary preference shares, is in arrears, the board of directors must recommend first the payment of the arrearage. In the event of the winding up of our business, after satisfaction of liabilities to creditors, our assets will be distributed in accordance with Article 7 of our Articles of Association.

     Generally, pursuant to the Companies Law, the decision to distribute dividends and the amount to be distributed, whether interim or final, is made by the board of directors, subject to any other provision in the company's articles of association.

     Under the Companies Law, dividends may be paid by a company only out of its balance of net profits or out of its net profits for the two years preceding the distribution of the dividends, whichever is greater, calculated in the manner prescribed in the Companies Law. Pursuant to the Companies Law, any distribution of dividends is subject to the proviso that there is no reasonable concern that the distribution of dividends will prevent the company from meeting its existing and foreseeable obligations as they become due. Article 133 of our Articles of Association provides that no dividends shall be paid otherwise than out of our profits and that any such dividend shall carry no interest.

     INTERESTED PARTIES TRANSACTIONS. The Companies Law requires that certain transactions, actions and arrangements be approved by the audit committee as well as by our board of directors. In certain circumstances, in addition to audit committee and board of directors' approval, approval by our shareholders at a general meeting is also required. Specifically, the approval of our audit committee, board of directors and shareholders is required with respect to the following:

     (1) a director's terms of service and employment, including, among other things, grant of exemptions, insurance and indemnification;

     (2) exceptional transactions (as defined in the Companies Law) with (i) a controlling shareholder, or (ii) another person or entity in which transaction a controlling shareholder has a personal interest, including a private placement which is an exceptional transaction; and

     (3) the terms of engagement or employment with a controlling shareholder who is also an office holder (including a director) or an employee of the Company.

     The approval of our shareholders would be required in addition to the approval of our board of directors, in (i) any transaction in which the majority of our directors have a personal interest, and (ii) a private placement of securities that will increase the holdings in our securities of a shareholder that holds five percent or more of our outstanding share capital or our voting rights, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of our outstanding share capital or our voting rights.

     For the purpose of approvals of interested parties transactions, a "controlling shareholder" is defined under the Companies Law as: (i) a shareholder having the ability to direct the acts of the company, excluding such ability that stems only from serving as a director or holding another office in the company (for this purpose, any person holding one half or more of the voting rights of the company or of the right to appoint one half or more of the directors of the company or the right to appoint the General Manager of the company, is presumed to have control of the company); or (ii) the holder of twenty five percent or more of the voting rights at the general meeting of the company, if there is no other person holding more than fifty percent of such rights (for this purpose, two or more holders having a personal interest in the same transaction shall be deemed to be joint holders).

     The Companies Law requires a special majority of shareholder votes in approving the transactions with a controlling shareholder referenced in paragraphs (2) and (3) above. The special majority approval must comply with one of the following: (a) it must include at least one-third of all of the votes of the shareholders (excluding absentees) voting at the meeting who do not have a personal interest in the transaction, or (b) the total number of opposing votes from amongst the shareholders who do not have a personal interest in the transaction does not exceed one percent of all of our voting power rights

     The disclosure provisions of the Companies Law require certain disclosure to be made to us in connection with interested parties transactions, as follows:

     o an office holder (including a director) or a controlling shareholder must promptly disclose any direct or indirect personal interest (excluding personal interest that stems only from the personal interest of a relative and where the transaction is not exceptional) that he may have, and all material, related information, in connection with any existing or proposed transaction by us;

     o in the event of a private placement that will increase the holdings in our securities of a shareholder holding more than five percent of our outstanding share capital or our voting rights, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of our outstanding share capital or our voting rights, such holder or person must promptly disclose to us any personal interest he may have in such private placement; and

     o any of our shareholders voting on any transaction concerning a controlling shareholder as set forth above must inform us prior to the voting, or on the proxy card if applicable, of any personal interest he has in the transaction. The vote of a shareholder who does not inform us with respect to any such interest shall not be counted.

     In addition, a director who has a personal interest in a transaction (whether with him or with another person), except a transaction that is not exceptional, may not be present or vote at a meeting of the audit committee or the board of directors, unless a majority of directors in the audit committee or the board of directors, as applicable, have a personal interest in the transaction.

     EXEMPTION, INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS. The Companies Law describes the fiduciary duty of an office holder (including a director) as a duty to act in good faith and for the benefit of the company, including by refraining from actions in which he has a conflict of interest or that compete with the company's business, refraining from exploiting a business opportunity of the company in order to gain a benefit for himself or for another person, and disclosing to the company any information and documents which are relevant to the company and that were obtained by him in his or her capacity as an office holder. The Companies Law provides that an office holder (including a director) owes a duty of care to the company, that requires the office holder, among other things, to act at a level of competence at which a reasonable office holder would have acted in the same position and under the same circumstances, including by adopting reasonable means for obtaining information concerning the profitability of the act brought for his approval or performed by him in the scope of his office.

     Under the Companies Law, a company may not exempt an office holder (including a director) from liability with respect to a breach of his fiduciary duty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care.

     Pursuant to the Companies Law, a company may indemnify an office holder (including a director) against a monetary liability imposed on him by a court, including in settlement or arbitration proceedings that were approved by a court, and against reasonable legal expenses in a civil proceeding or in a criminal proceeding in which the office holder was found to be innocent or in which he was convicted of an offense which does not require proof of a criminal intent. The indemnification of an office holder must be expressly allowed in the articles of association, under which the company may (i) undertake in advance to indemnify its office holders (including directors)with respect to categories of events that in the board of director's opinion can be foreseen at the time of giving such undertaking and up to an amount determined by the board of directors to be reasonable under the circumstances, or (ii) provide indemnification retroactively.

     Pursuant to the Companies Law, a company may also procure insurance of an office holder's (including a director's) liability in consequence of an act performed by him in the scope of his office, in the following cases: (a) a breach of the duty of care of such office holder, (b) a breach of the fiduciary duty, provided the office holder acted in good faith and had reasonable grounds to believe that such act would not be detrimental to the company, or (c) a monetary liability imposed on the office holder for the benefit of another person.

     A company may not indemnify an office holder (including a director) against, nor enter into an insurance contract which would provide an office holder (including a director) coverage for, nor exempt an office holder (including a director) from:

     o a breach by the office holder of his fiduciary duty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not be detrimental to the company;

     o a breach by the office holder of his duty of care if such breach was done intentionally or recklessly;

     o any act or omission done with the intent to derive an illegal personal gain; or

     o any fine or penalty levied against the office holder as a result of a criminal offense.

     In addition, under the Companies Law, exemption of, indemnification of, and procurement of insurance coverage for a company's office holders, must be approved by the company's audit committee and board of directors, and, with regard to directors also, by the company's shareholders.

     Our Articles of Association allow us to exempt office holders (including directors), to indemnify them and to procure insurance for them, in accordance with the provisions of the Companies Law, as described above, but require the additional approval of our shareholders even with regard to exemption and undertaking to indemnify to be granted to our office holders who are not directors.

C.   MATERIAL CONTRACTS

     The following is a summary of each material contract, other than contracts entered into in the ordinary course of business and other than the run-off plan and the special line of credit (which are described in "Item 4. Business Overview - Proposed Sale of the Bank and Extension of Special Line of Credit by Bank of Israel" and "Business Overview - Adoption of Run-Off Plan and Amendment of the Special Line of Credit" above), to which we are a party, for the two years preceding publication of this annual report.

     On June 26, 2003, we signed a lease for new offices, located at 82 Menachem Begin Road, Tel Aviv, Israel 67138. We lease approximately 12,000 square feet, plus parking spaces and additional storage space. The term of the lease is three years, commencing September 1, 2003. We have an option to extend the lease for an additional three years. We pay rent of approximately $11,000 per month for office space and approximately $5,000 more per month for parking and storage space. In addition, we pay maintenance, municipal property tax and other related expenses. The rental amounts are linked to the cost-of-living index. If we exercise the option to extend the lease, the rental charges will increase by 5%, plus any cost-of-living increases.

D.   EXCHANGE CONTROLS

     There are no Israeli government laws, decrees or regulations that restrict or affect our export or import of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, including the availability of cash and cash equivalents for use by us, except or otherwise as set forth under "Item 10 - Foreign Ownership" above, or under "Item 10. Additional Information - Taxation." below.

E.   TAXATION

ISRAELI TAXATION

     The following is general information regarding Israeli tax laws to which U.S. and other non-Israeli shareholders may be subject. It does not cover all possible tax considerations and therefore you should not rely on this information as legal or professional tax advice. You should consult your own tax advisor as to the particular tax consequences of an investment in our shares and notes including the effects of applicable Israeli or foreign or other tax laws and possible changes in the tax laws.

     To the extent that the discussion is based on legislation yet to be judicially or administratively interpreted, we cannot assure you that the views we express herein will accord with any such interpretation in the future.

     Under current Israeli law, individual or corporate shareholders or noteholders that are foreign residents and that do not maintain a permanent establishment in Israel are exempt from capital gains tax on the sale (including redemption) of traded securities of Israeli companies. Upon the sale of unlisted securities, such persons are subject to a 25% tax rate on any capital gain accrued after January 1, 2003. The foregoing does not apply to companies or individuals that are subject to Chapter II of the Income Tax (Inflationary Adjustments) Law-1985 (Israel). In general, Chapter II of the Inflationary Adjustments Law applies to all Israeli companies and individuals, except for those that: (i) do not generate any business income; (ii) do not apply for a deduction of financing expenses; and (iii) are held only by individuals. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income.

     Pursuant to the convention between the Government of the United States of America and the Government of Israel with respect to taxes on income, which we refer to as the treaty or the U.S.-Israel tax treaty, the sale, exchange or disposition of our shares or notes by a person who qualifies as a resident of the United States under the treaty and who is entitled to claim the benefits afforded to him by the treaty, will generally not be subject to Israeli capital gains tax. This exemption does not apply to the sale of shares by a person who held, directly or indirectly, shares representing 10% or more of the voting power in our company during any part of the 12-month period preceding the sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of our shares by a U.S. resident qualified under the treaty, who held, directly or indirectly, shares representing 10% or more of the voting power in our company at any time during the preceding 12-month period would be subject to Israeli tax, to the extent applicable; however, under the treaty, this U.S. resident would be permitted to claim a credit for these taxes against U.S. income tax due with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits in accordance with tax treaties.

     Non-residents of Israel are subject to income tax on passive income accrued or derived from sources in Israel, such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel.

     On distributions of dividends other than bonus shares (stock dividends) to non-residents of Israel, we generally withhold at source income tax at a rate of 25%, unless a different rate applies under a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel tax treaty, the maximum tax on dividends paid to a holder of our shares who is a resident of the United States will be 25% or 12.5% if certain conditions are met, including, inter alia that the holder is a corporation which holds, directly or indirectly, shares representing 10% or more of the voting power in our company during any part of the 12-month period preceding the date of payment of the dividend.

     On payments of interest on listed notes to non-residents of Israel, we generally withhold at source income tax at a rate of 15% when the noteholder is an individual, the note was issued on or after May 8, 2000 and certain further conditions are met; at a rate of 35% when the noteholder is an individual and the note was issued before May 8, 2000; and at a rate of 25% when the noteholder is a corporation, in each case unless a different rate applies under a treaty between Israel and the noteholder's country of residence. Under the U.S.-Israel tax treaty, the maximum tax on interest paid to a noteholder who is a resident of the United States will be 17.5%, or 10% if the interest is derived from a loan granted by a bank, savings institution, or insurance company or the like. Alternatively, the noteholder may elect under the treaty to pay tax at the full rate (that is, 35% in the case of a corporate noteholder, or the individual's marginal income tax rate in the case of an individual noteholder) on the net profit deriving from the interest payment although this is generally subject to filing a tax return in Israel.

U.S. TAXATION

     The following is a summary of certain U.S. federal income tax consequences applicable to the acquisition, ownership and disposition of our shares and notes by a "U.S. Holder." This summary is based upon the Internal Revenue Code of 1986, as amended, which we refer to as the Code; Treasury Regulations; Internal Revenue Service rulings; and judicial decisions now in effect. All of these are subject to change, possibly with retroactive effect, or different interpretations. For purposes of this summary, "U.S. Holder" means the beneficial holder of a share or a note who or that, for U.S. federal income tax purposes, is:

     o    an individual citizen or resident alien of the United States;

     o a corporation, partnership or other entity treated as such formed in or under the laws of the United States or any political subdivision of the United States;

     o an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

     o a trust if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more "U.S. persons" (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or if a valid election is in effect to be treated as a U.S. person.

     This summary does not cover all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their specific circumstances (for example, U.S. Holders subject to the alternative minimum tax provisions of the Code) or to investors that may be subject to special treatment under U.S. federal income tax law, including:

     o    dealers in stocks, securities or currencies;

     o    securities traders that use a mark-to-market accounting method;

     o    banks and other financial institutions or financial services entities;

     o    insurance companies;

     o    tax-exempt organizations;

     o persons holding our shares or notes as part of a hedging or conversion transaction or a straddle;

     o    persons who or that are not U.S. Holders;

     o    persons whose functional currency is not the U.S. dollar; and

     o direct, indirect or constructive owners of 10% or more of our outstanding voting shares.

     The summary also does not discuss any aspect of state, local or foreign law, or U.S. federal estate and gift tax law as applicable to U.S. Holders. In addition, it is limited to U.S. Holders who or that acquire and hold our shares or notes as "capital assets" within the meaning of the Code - generally, property held for investment- and, in the case of our notes, who or that acquired notes in connection with their original issuance. This discussion also does not consider the tax treatment of persons or partnerships who or that hold our shares or notes through a partnership or other "pass-through" entity.

     YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR SHARES OR NOTES.

     A U.S. Holder generally will be required to include in gross income, as ordinary dividend income, the amount of any distributions paid on our shares, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Holder's tax basis in our shares and, to the extent they exceed that tax basis, will be treated as gain from a sale or exchange of those shares. Our dividends will not qualify for the dividends-received deduction applicable in certain cases to U.S. corporations.

     In general, a U.S. Holder generally will be required to include in gross income, as ordinary interest income, the amount of stated interest, including the amount of any Israeli taxes withheld, on our notes as that interest is received or accrued under that U.S. Holder's usual method of tax accounting.

     Dividends or interest paid in NIS, including the amount of any Israeli taxes withheld, will be includible in the income of a U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day they are received by the U.S. Holder. Any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend or interest is includible in the income of the U.S. Holder to the date that payment is converted into U.S. dollars will be treated as ordinary income or loss.

     Any dividends or interest we pay to a U.S. Holder with respect to our shares or notes generally will be treated as foreign source income for U.S. foreign tax credit purposes. Subject to the limitations set forth in the Code, as modified by the Treaty, U.S. Holders may elect to claim a foreign tax credit against their U.S. federal tax liability for Israeli income tax withheld from dividends or interest received in respect of our shares or notes. These limitations include, among others, rules that limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income. The total amount of foreign tax credits allowable to a U.S. Holder in any year cannot exceed the regular U.S. tax liability for the year attributable to that U.S. Holder's total foreign source taxable income. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received in respect of our shares if the U.S. Holder has not held those shares for a minimum period or to the extent the U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. U.S. Holders who or that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only for a tax year in which the U.S. Holder does with respect to all foreign income taxes.

     Upon a sale or other disposition of our shares or notes, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition (less amounts attributable to accrued but unpaid dividends or interest, if any, which will be taxed as dividends or interest, respectively) and the holder's adjusted tax basis in the shares or notes sold or disposed of. A U.S. Holder using the cash method of accounting must calculate the U.S. dollar value of the proceeds received on the sale date as of the date that the sale settles, while a U.S. Holder using the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the "trade date," unless the U.S. Holder has elected to use the settlement date to determine the proceeds of sale. Gain or loss upon the disposition of our shares or notes will be treated as long-term if, at the time of the sale or disposition, the shares or notes disposed of were held for more than one year. Long-term capital gains realized by individual U.S. Holders are generally subject to a lower marginal U.S. federal income tax rate than ordinary income. The deductibility of capital losses by a U.S. Holder is subject to limitations.

     In general, any gain recognized by a U.S. Holder on the sale or other disposition of our shares or notes will be U.S. source income for U.S. foreign tax credit purposes. Pursuant to the Treaty, however, gain from the sale or other disposition of our shares by a holder who is a U.S. resident for Treaty purposes and who sells those shares within Israel may be treated as foreign source income for U.S. foreign tax credit purposes. A loss on the sale or other disposition of our shares may have to be allocated against foreign source income for those purposes.

     Special U.S. federal income tax rules apply to U.S. Holders owning shares of a so-called "passive foreign investment company," or "PFIC." A foreign corporation will be considered a PFIC for any taxable year in which either 75% or more of its gross income consists of certain types of passive income, or 50% or more of the average value of its assets consists of assets that generate those types of passive income. These tests are applied annually, but once classified as a PFIC a foreign corporation remains one with respect to its U.S. Holders except to the extent that those U.S. Holders elect to purge their shares of that classification, with a possible tax cost. If we were classified as a PFIC, a U.S. Holder could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of our shares or upon the receipt of amounts treated as "excess distributions." Although several elections may be available to alleviate that potential increased tax liability, there can be no assurance that the conditions necessary for those elections to be made with respect to our shares will be satisfied.

     A U.S. Holder of our shares or notes may be subject to "backup withholding" with respect to certain "reportable payments," including dividend payments and, under certain circumstances, proceeds from the sale or disposition of our shares or notes. These backup withholding rules apply if the U.S. Holder, among other things:

     o fails to furnish a social security number or other taxpayer identification number (a "TIN") certified under penalty of perjury within a reasonable time after the request for the TIN;

     o    furnishes an incorrect TIN;

     o    fails to report properly interest or dividends; or

     o under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding.

     A U.S. Holder that does not provide us with its correct TIN also may be subject to penalties imposed by the Internal Revenue Service (the "IRS"). Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is creditable against the U.S. Holder's federal income tax liability, provided that the required information is furnished to the IRS. Backup withholding will not apply with respect to payments made to certain U.S. Holders, including corporations and tax-exempt organizations, provided their exemptions from backup withholding are properly established. We are required to report to U.S. Holders and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to these payments.

AVAILABILITY OF DOCUMENTS

     All documents referred to in this annual report may be inspected at our offices at 82 Menachem Begin Road, TelAviv, Israel. Any reports and other information that we file electronically with the U.S. Securities and Exchange Commission may be found at WWW.SEC.GOV. They can also be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission in Room 1024, 450 Fifth Avenue, N.W., Washington, D.C. 20549.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FINANCIAL RISK

     Our activities as a financial broker involve the taking of financial risks. The main financial risks that we face are market risks and liquidity risks, which are accompanied by operating and legal risks.

     Our policy for managing our assets and liabilities is currently designed to keep the linkage basis risks and interest risks within the exposure boundaries established by the board of directors. Our financial risks committee, which includes our General Manager and members of management, deliberates on the implementation of this policy.

     Details of the main areas of exposure, the limitations inherent therein, and the manner and dates for reporting relating thereto, are presented below:

LINKAGE BASE EXPOSURE - The exposure to linkage base risk is measured by the difference between the assets and liabilities (including the effect of forward transactions) for each linkage base.

     Similar to the entire Israeli banking industry, we have three main linkage segments: CPI-linked, foreign currency denominated and linked and non-linked shekel. Linkage base exposure relates to the exposure to changes in the rate of inflation as well as to changes in the exchange rates of the different currencies.

     For each of the aforementioned linkage segments, maximum permissible surplus and deficit levels have been established. These limitations were established on the basis of the composition of our capital and our current activities.

     The report on linkage basis exposure is included in the quarterly report on our activities, which is reviewed by our financial risks committee and submitted to our board of directors.

     Beginning in the second half of 2002 we experienced significant changes in the surplus/deficit of assets by linkage bases as a result of the withdrawal by the public of its deposits with us. Because the special line of credit from the Bank of Israel is granted in non-linked shekels, our ability to manage our assets and liabilities was severely reduced.

     The following table presents details of the excess of assets over liabilities (or when presented in parentheses, excess of liabilities over assets) classified by linkage segment, including off-balance sheet items:


                                                                      IN MILLIONS OF NIS

                                                                            FOREIGN
                                                                            CURRENCY
                                      NON-LINKED        CPI-LINKED        DENOMINATED/     NON-MONETARY
                                    SHEKEL SEGMENT      SEGMENT (*)          LINKED            ITEMS              TOTAL
                                    --------------      -----------          ------            -----              -----
December 31, 2003                      (472.8)             887.0              17.9              77.7              509.8
December 31, 2002                      (210.8)             707.6              70.2              42.2              609.2

* Including a perpetual deposit with the Treasury (as of December 31, 2003 -in an amount equal to NIS 799.3 million and as of December 31, 2002 -
     799.9 million )

     Our analysis of the data in the table above shows that: (a) in the event of an increase as of December 31, 2003 in the shekel exchange rate of 1% compared to the "basket of currencies" (a mix of foreign currencies, the composition of which and the relative weight of each participating currency are determined by the Bank of Israel), we can expect to lose approximately NIS 170,000 as a result of the surplus of foreign currency assets; and (b) in the event of an increase as of December 31, 2002 in the shekel exchange rate of 1% compared to the "basket of currencies", we can expect to lose approximately NIS 700,000 as a result of the surplus of foreign currency assets.

INTEREST EXPOSURE - The interest risk derives from the effect of future changes in interest rates on the present value of our assets and liabilities. Such changes may lead to erosion of our capital and profits. In order to reduce our exposure to interest rate fluctuations, it is our practice, to coordinate, to the extent possible, the dates of interest rate changes on assets with the interest rate changes on liabilities. Our exposure to interest rate risks is measured by the difference in the average period to maturity (duration) in each linkage segment. Our board of directors establishes the maximum allowable duration for each linkage segment. The frequency of our compliance reporting is quarterly.


     The following table sets forth details relating to the average duration in the various linkage segments (in years):


                                                                                   FOREIGN CURRENCY AND
                                                                                  FOREIGN CURRENCY LINKED
                        NON-LINKED SHEKEL SEGMENT       CPI LINKED SEGMENT                SEGMENT
                           ----------------------------------------------------------------------------
                                                        AS OF DECEMBER 31,
                           ----------------------------------------------------------------------------
                           2003          2002           2003           2002           2003         2002
                           ----          ----           ----           ----           ----         ----
Total assets               0.13          0.16           3.41           2.79           7.12        6.50

Total liabilities          0.11          0.10           3.24           2.70           7.09        6.58

Difference in years        0.02          0.06           0.17           0.09           0.03       (0.08)


     Our interest rate risk exists mainly in the CPI linked segment, since most of the assets and liabilities in this segment are long-term and at a fixed interest rate. The duration of assets in this segment as of December 31, 2003 is
3.41 years while the duration of liabilities is only 3.24 years (a very small duration differential of about two months). A higher duration of assets creates exposure to increases in the interest rate. Our exposure to interest risk is within the limits determined by our board of directors.


     In the non-linked shekel segment, the duration differential is smaller resulting from a short duration of both assets and liabilities because most of the items are at a variable rate of interest.

     In the foreign currency segment the average duration is affected by one loan in a considerable amount that has low risk characteristics, and which carries a fixed rate of interest. The average duration of assets in this segment is higher by 0.03 years than the average duration of liabilities. This differential results from the fact that a part of the short-term sources in foreign currency are by way of derivative financial instruments (swap transactions).

     The following table is an analysis of our exposure to fluctuations in interest rates as of December 31, 2003. The table includes the fair value of our assets and liabilities, calculated as explained below.

ANALYSIS OF EXPOSURE TO FLUCTUATIONS IN INTEREST RATES AS OF DECEMBER 31, 2003 IN TERMS OF NIS OF DECEMBER 2003

                                                               DECEMBER 31, 2003
                             ----------------------------------------------------------------------------------------
                               ON              FROM            FROM          FROM             FROM              FROM
                             DEMAND           ONE TO         THREE TO        ONE TO          THREE TO         FIVE TO
                            AND UP TO         THREE           TWELVE         THREE            FIVE              TEN
                            ONE MONTH         MONTHS          MONTHS         YEARS            YEARS            YEARS
                             -------          -------        -------        -------          -------          -------
                                                               IN MILLIONS OF NIS
                             ----------------------------------------------------------------------------------------
ISRAELI CURRENCY
- NON LINKED
TOTAL ASSETS                 1,128.3             29.0           17.9           16.5              3.0              0.1
Total liabilities            2,227.4             43.8           80.5            5.9                -                -
                             -------          -------        -------        -------          -------          -------
Difference                  (1,099.1)           (14.8)         (62.6)          10.6              3.0              0.1
Effect of future
transactions                   446.1             17.5          226.5              -                -                -
                             -------          -------        -------        -------          -------          -------
Exposure to interest
rate changes                  (653.0)             2.7          163.9           10.6              3.0              0.1
Segment cumulative
exposure                      (653.0)          (650.3)        (486.4)        (475.8)          (472.8)          (472.7)
                             -------          -------        -------        -------          -------          -------
ISRAELI CURRENCY -
LINKED TO THE CPI
Total assets                    21.1             62.8          214.2          342.1            169.3            193.0
Total liabilities               41.4             38.2          150.0          223.8            104.7            184.8
                             -------          -------        -------        -------          -------          -------
Difference                     (20.3)            24.6           64.2          118.3             64.6              8.2
Effect of future
transactions                       -                -         (226.5)             -                -                -
                             -------          -------        -------        -------          -------          -------
Exposure to interest
rate changes                   (20.3)            24.6         (162.3)         118.3             64.6              8.2
Segment cumulative
exposure                       (20.3)             4.3         (158.0)         (39.7)            24.9             33.1
                             -------          -------        -------        -------          -------          -------
FOREIGN CURRENCY AND
LINKED THERETO
Total assets                   376.7            268.5          549.1        1,184.9            986.0          1,855.2
Total liabilities               95.3            170.6          493.8        1,142.1            984.4          1,846.2
                             -------          -------        -------        -------          -------          -------
Difference                     281.4             97.9           55.3           42.8              1.6              9.0
Effect of future
transactions                  (446.1)           (17.5)             -              -                -                -
                             -------          -------        -------        -------          -------          -------
Exposure to interest
rate changes                  (164.7)            80.4           55.3           42.8              1.6              9.0
Segment cumulative
exposure                      (164.7)           (84.3)         (29.0)          13.8             15.4             24.4
                             -------          -------        -------        -------          -------          -------
OVERALL EXPOSURE TO
CHARGES IN INTEREST
RATES
Total assets**               1,526.1            360.3          781.3        1,543.5          1,158.3          2,048.3
Total liabilities            2,364.1            252.6          724.3        1,371.8          1,089.1          2,031.0
                             -------          -------        -------        -------          -------          -------
Difference                    (838.0)           107.7           56.9          171.7             69.2             17.3
Exposure to interest
rate changes                  (838.0)           107.7           56.9          171.7             69.2             17.3
                             -------          -------        -------        -------          -------          -------

Cumulative exposure
General Notes-                (838.0)          (730.3)        (673.4)        (501.7)          (432.5)          (415.2)
                             -------          -------        -------        -------          -------          -------

                              FROM
                             TEN TO          OVER         WITHOUT                                         INTERNAL
                             TWENTY         TWENTY         FIXED                          FAIR             RATE OF    AVERAGE
                              YEARS          YEARS       MATURITY*        TOTAL           VALUE            RETURN     MATURITY
                            --------        --------      --------      --------         --------         --------    --------
                                    IN MILLIONS OF NIS                                                        %          YEARS
                            --------------------------------------      --------         --------         --------    --------
ISRAELI CURRENCY
- NON LINKED
TOTAL ASSETS                       -               -             -       1,194.8          1,226.2             9.33        0.13
Total liabilities                  -               -           0.1       2,357.7          2,358.8             5.32        0.11
                            --------        --------      --------      --------         --------         --------    --------
Difference                         -               -          (0.1)     (1,162.9)        (1,132.6)            4.01        0.02
Effect of future
transactions                       -               -             -         690.1
                            --------        --------      --------      --------
Exposure to interest
rate changes                       -               -          (0.1)       (472.8)
Segment cumulative
exposure                      (472.7)         (472.7)       (472.8)       (472.8)
                            --------        --------      --------      --------
ISRAELI CURRENCY -
LINKED TO THE CPI
Total assets                    57.4               -         799.3       1,859.2          1,840.5             5.61        3.41
Total liabilities                2.8               -             -         745.7            714.2             2.81        3.24
                            --------        --------      --------      --------         --------         --------    --------
Difference                      54.6               -         799.3       1,113.5          1,126.3             2.80        0.17
Effect of future
transactions                       -               -             -        (226.5)
                            --------        --------      --------      --------
Exposure to interest
rate changes                    54.6               -         799.3         887.0
Segment cumulative
exposure                        87.7            87.7         887.0         887.0
                            --------        --------      --------      --------
FOREIGN CURRENCY AND
 LINKED THERETO
Total assets                 1,959.8            42.6             -       7,222.8          7,245.5             7.12        6.80
Total liabilities            1,963.7            45.2             -       6,741.3          6,817.9             7.09        6.82
                            --------        --------      --------      --------         --------         --------    --------
Difference                      (3.9)           (2.6)            -         481.5            427.6             0.03       (0.02)
Effect of future
transactions                       -               -             -        (463.6)
                            --------        --------      --------      --------
Exposure to interest
rate changes                    (3.9)           (2.6)            -          17.9
Segment cumulative
exposure                        20.5            17.9          17.9          17.9
                            --------        --------      --------      --------
OVERALL EXPOSURE TO
 CHARGES IN INTEREST
  RATES
Total assets**               2,017.2            42.6         799.3      10,276.8         10,312.2             7.10        5.41
Total liabilities            1,966.5            45.2           0.1       9,844.7          9,890.8             6.34        4.94
                            --------        --------      --------      --------         --------         --------    --------
Difference                      50.7            (2.6)        799.2         432.1            421.3             0.76        0.47
Exposure to interest
rate changes                    50.7            (2.6)        799.2         432.1
                            --------        --------      --------      --------

Cumulative exposure
General Notes-                (364.5)         (367.1)        432.1         432.1
                            --------        --------      --------      --------

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

     The fair value of our assets and liabilities as presented in the table above was calculated in accordance with the following principles, assumptions and methods:

     o Since most of our assets and liabilities are not traded on active markets, and thus market quotations are not available, the fair value is arrived at by using accepted pricing models, such as the present value of future cash flows discounted at interest rates, which reflect the level of risk inherent in the assets and liabilities. Estimating the fair value by way of determining the future cash flows and setting the discount interest rate is subjective. Therefore, regarding most of the assets and liabilities, the fair value estimate is not necessarily an indication of their realizable value on balance sheet date. The estimate of the fair value was made at interest rates prevailing at balance sheet date and did not take interest rate fluctuations into consideration. The use of other interest rates would result in significantly different fair values. This is especially true in regard to non-interest bearing assets and liabilities or those bearing fixed interest rates. Furthermore, commissions receivable or payable resulting from the business activity, were not taken into account, neither was the tax effect considered. In view of the above, it should be emphasized, that the data contained in the above table should not be considered as an indication of our value as a going concern. Furthermore, considering the wide range of valuation and estimation techniques, which may be applied in arriving at fair values, caution should be used in comparing the fair values arrived at by different banks.


     o As mentioned in Item 4, the Bank of Israel has granted us a special line of credit, bearing interest equal to the Bank of Israel rate of interest. The discount rate of the cash flows of our deposits is set by us, for purposes of the fair value of the liabilities, on the basis of the said interest rate.

     o The fair value of deposits with banks and credit to the Government is arrived at by use of the method of discounting future cash flows at interest rates used by us in similar transactions proximate to balance sheet date.

     o Marketable securities are valued at market value. Shares for which no market value is readily available are stated at cost.


     o The fair value of the balance of credit to the public was arrived at by using the method of the present value of future cash flows discounted at an appropriate interest rate. The balance of such credit was segmented into several categories. The future aggregate cash flows of each category (principal and interest) were calculated. Such cash inflows were discounted at an interest rate, which reflects the level of risk inherent in the credit. Generally, such interest rate was set on the basis of the rate at which similar transactions were effected by us proximate to balance sheet date. No additional disclosure is given regarding the range of fair values in relation to the range of discount rate values, which in our management's opinion, might reflect the level of risk inherent in the debt. For short-term balances of credit (for an initial period of up to three months), or balances at variable market interest rates (prime, Libor, etc.), which change at intervals of up to three months, their stated value is considered to be their fair value.

     o The fair value of problematic debts was calculated by using discount rates reflecting their inherent high credit risk. In any event, such discount rates were not less than the highest interest rate used by us in our operations proximate to balance sheet date. The future cash flows of problematic debts were calculated net of the specific allowances for doubtful debts. The general and supplementary allowances for doubtful debts in an aggregate amount of NIS 78.5 million (as of December 31, 2003), were not deducted from the balance of credit to the public for cash flows purposes in assessing the fair value.

     o Regarding perpetual deposits with the Israeli Treasury, the accepted pricing models cannot be applied to such deposits. Therefore, their book value is considered to be their fair value. See "Item 3.D.- Risk Factors" above for details of the terms of these deposits.

     o The fair value of deposits, debentures and capital notes was arrived at by the method of discounting the future cash flows at the interest rate paid by us in obtaining similar deposits, or the interest rate we would expect to pay on similar debentures and capital notes if they were issued by us, as of balance sheet date.

     o Regarding deposits from the Bank of Israel, the balance in the balance sheet is a close approximation of the fair value since the deposits are at variable rates of interest.


     An analysis of scenarios carried out regarding the influence of a 1% change in the interest rate indicates that in the worst case such a change will cause a maximum loss as follows:

                                                                    IN MILLIONS OF NIS
                                                                  -----------------------
LINKAGE SEGMENT                                              MAXIMUM LOSS DUE TO 1% RATE CHANGE
---------------                                                   -----------------------
                                                AS OF DECEMBER 31, 2003                AS OF DECEMBER 31, 2002
                                                -----------------------                -----------------------
Non-linked Shekel                                         1.0                                    0.6
CPI-linked Shekel                                        15.4                                    6.2
Foreign Currency Denominated & Linked                     1.8                                    0.7
TOTAL                                                    18.2                                    7.5

DERIVATIVE FINANCIAL INSTRUMENTS - As part of our policy for asset and liability management, we conduct transactions in financial derivatives. As a result of the events that occurred in the second half of 2002, our activities in financial instruments were reduced to a minimum and at present they are mainly limited to forward transactions, swap transactions and foreign currency option purchases for the purpose of closing our position exposure.

     The risk to which we are exposed due to the derivative financial instruments is not material to our financial position.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

CESSATION OF DIVIDEND DISTRIBUTION.

     Our issued and outstanding share capital includes, among others, our Cumulative Participating Preference C shares, CC shares and CC1 shares and our Cumulative Redeemable Preference D shares and DD shares. The C, CC and CC1 shares entitle the holders thereof to a cumulative preferred dividend of 6% per annum plus a participating dividend. The D and DD shares entitle the holders thereof to a cumulative preferred dividend of 7.5% per annum.

     According to Article 6 of our articles of association, the C, CC, CC1, D and DD shares rank first (pari passu with each other) and prior to all of our other classes of shares, in any distribution of dividends, provided, however, that if there are arrears of any fixed cumulative preferential dividends, then according to Article 130 of our articles of association, our board of directors is bound to recommend to the general meeting of shareholders the payment of arrears prior to any other distribution. The payment of cumulative preferential dividends to the holders of our ordinary preferred shares, totaling approximately $20 per annum, is prior to the dividend on our ordinary A shares.

     According to Article 7 of our articles of association, upon liquidation of the bank, the assets available for distribution to the shareholders will be first distributed to pay cumulative preferred dividends in arrears to all classes of preference shares, i.e. the C,CC,CC1,D and DD shares.

     According to the Companies Law - 1999 (Israel), a company may distribute dividends only from its profits (adjusted to the changes in the CPI). Under certain circumstances, however, a company may seek court approval to pay dividends in the absence of profits. Under the Directives of Proper Banking Procedures, the Supervisor of Banks has prohibited banking corporations from distributing dividends, without his prior approval, if, among other things, such banking corporations have losses in one or more of the last three calendar years or if the aggregate results of three quarters ending in the interim period for which the last interim financial statements were issued reflect a loss.

     We ended the years 2001, 2002 and 2003 with losses and, beginning in the first quarter of 2002, we have not had profits from which we could distribute dividends. The last quarterly dividend that we paid in respect of our C shares, our CC shares, our CC1 shares, our D shares and our DD shares was the dividend for the second quarter of 2002, which payment of dividends was made with court approval and approval of the Supervisor of Banks.

     In connection with the issuance of our C shares, our CC shares, our CC1 shares, our D shares and our DD shares, we deposited the proceeds of the issuances with the Ministry of Finance of the State of Israel pursuant to deposit agreements. In our financial statements, we refer to our deposits with the Ministry of Finance as the perpetual deposit. According to the deposit agreements, our perpetual deposit with the Ministry of Finance earns interest at a rate of 7.5% per annum (plus differentials of linkage to the U.S. dollar), which interest must be paid by the Ministry of Finance to us on the payment dates for the dividends to be paid by us on our C shares, our CC shares, our CC1 shares, our D shares and our DD shares.

     When we ceased making dividend payments on our C shares, our CC shares, our CC1 shares, our D shares and our DD shares, the Ministry of Finance also ceased making the interest payments on the perpetual deposits to us. The deposit agreements do not expressly stipulate how the interest on our perpetual deposits with the Ministry of Finance should be handled during periods in which we are prevented from distributing dividends on our C shares, our CC shares, our CC1 shares, our D shares and our DD shares, and whether the interest will accrue and be paid if we ultimately pay accrued dividends on such shares in arrears, or upon liquidation.

     Immediately prior to the publication of our financial statements for the third quarter of 2002, our board of directors, assisted by legal advice, decided not to distribute, for the time being, a dividend for the third quarter of 2002. The decision was reached after considering, among other things, the following issues:

     o our results of operations of the third quarter of 2002 and the liquidity crisis which affected us during the third quarter of 2002;

     o    our lack of distributable profits (as required by the Companies Law);

     o the prohibition on the distribution of dividends according to our Articles of Association when there are no profits, not even nominal profits;

     o the prohibition on distribution of dividends according to the Directives of Proper Banking Procedures, as long as the Supervisor of Banks did not permit the distribution; and

     o the possibility that the interest on our perpetual deposits with the Ministry of Finance would continue to accrue even if not actually paid, if no dividend is distributed.

We submitted a request to the Supervisor of Banks for guidance relating to the distribution of dividends for the third quarter of 2002. On December 1, 2002, the Supervisor of Banks, in response to our request for guidance, indicated, among other things, that under the circumstances, it would be inappropriate for us to distribute a dividend for the third quarter of 2002. Nevertheless, the Supervisor of Banks noted that it was still not completely clear as to (a) the legal aspects of various questions connected with the distribution of the dividends and (b) the accrual of interest on the perpetual deposits, and the position of the State of Israel on this issue. The Supervisor of Banks, in the interest of resolving the open issues, sent a copy of our request for guidance to the Government Companies Authority and the Accountant General in the Treasury and sought their input.

     Because it is unclear whether or not interest is accruing on the perpetual deposits during the period in which we are prevented from distributing dividends and in consideration of the possible ramifications of the interest accrual on the distribution of dividends in respect of the preferred shares, the board of directors consulted legal counsel and concluded that the interest not paid on the perpetual deposits , as a result of our failure to distribute dividends, should accrue to us and, accordingly, in the event of our liquidation, the interest should be paid. In a letter dated January 22, 2003, we requested from the Ministry of Finance and the Government Companies Authority that they promptly issue their respective positions in this matter.

     In its reply dated March 13, 2003, the Ministry of Finance stated, among other things, that the monies paid on the perpetual deposits for purposes of distributing the dividend will be transferred to us solely for purposes of redeeming the aforementioned redeemable preference shares (Classes D and DD), or upon liquidation. In order to clarify matters and to avoid doubt, we once again petitioned the Ministry of Finance to confirm that it accepts the position of our board of directors as described in the preceding paragraph. A further request in this matter was made in May 2004, but we have not yet received a response from the Ministry of Finance as of the date of this annual report.

     The Board of Directors has continued to discuss the payment of dividends on the preferred shares and we have not paid dividends on the preferred shares since the dividends paid for the second quarter of 2002.

     The aggregate amount of accrued and unpaid quarterly dividends on the preferred shares is equal to NIS 58.7 million as of December 31, 2003, of which NIS 38.1 million is in respect of accrued and unpaid dividends for 2003. The aggregate amount of accrued and unpaid dividends is not recorded in our financial statements. Likewise, the interest income due to us arising from the perpetual deposits with the Ministry of Finance (which interest income amounts to NIS 58.7 million as of December 31, 2003 in the aggregate) is also not recorded on our financial statements. See "Item 3 - Risk Factors" above for a discussion.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

     None.

ITEM 15.  CONTROLS AND PROCEDURES

     Our management, with the participation of the General Manager and the Controller, evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this annual report on Form 20-F. Based on such evaluation, our General Manager and Controller have concluded that, except as described below, our disclosure controls and procedures were effective as of the end of the period covered by this annual report. There were no changes in our internal control over financial reporting (as defined in Rule 13a-15 or 15d-15 under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

     In connection with the audit of our financial statements for the fiscal year ended December 31, 2003, our management has identified certain issues relating to the processing and reporting of information as required by the rules and regulations of the Securities and Exchange Commission (the "SEC"). In particular, our system of financial reporting was not designed to reconcile, and, therefore, did not timely reconcile, our financial statements (which are prepared in accordance with Israeli GAAP) with U.S. GAAP in accordance with the requirements of Form 20-F. This issue primarily resulted from our lack of qualified financial and accounting personnel with knowledge and expertise in U.S. GAAP and the requirements of the SEC and the Public Company Accounting Oversight Board (the "PCOAB"). In addition, the severe liquidity crisis that we faced in 2002 and the subsequent implementation of the run-off plan negatively affected our ability to address and correct this issue. This issue has negatively impacted our ability to timely process and report the information required by the rules and regulations of the SEC and has contributed to significant delays in the completion and filing of our annual report on Form 20-F.

     Our management has discussed this issue with our outside accounting advisors. Our accounting personnel have outlined the issues relevant to the reconciliation of our financial statements to U.S. GAAP and the methods of preparing such a reconciliation. In addition, we have retained U.S. counsel to advise as to the requirements of Form 20-F and related SEC rules and regulations. As a result of the implementation of the run-off plan, and subject to future changes in the requirements of U.S. GAAP, we do not expect any significant new issues to arise in connection with the preparation of the U.S. GAAP reconciliation because our business operations have been, and will continue to be, dramatically reduced. In preparing the U.S. GAAP reconciliation of our financial statements in the future, our accounting personnel will be guided by the experience they acquired in the preparation of this annual report on Form 20-F. Our accounting personnel have indicated that they will regularly consult with, and seek the assistance of, outside accounting advisors in connection with the required reconciliation of our financial statements to U.S. GAAP. Moreover, they will periodically seek from such outside accounting advisors relevant updates regarding SEC and PCOAB rules and regulations relating to reconciliation to U.S. GAAP.

     In addition, our management has identified certain other matters in connection with the audit of our financial statements for the fiscal year ended December 31, 2003. In many instances, the credit lines of our clients were not renewed until after such credit lines expired. Such late renewal resulted in the accrual of penalty-rate interest, which penalty-rate interest would then be eliminated once the renewal was effected. The recording of the penalty-rate interest temporarily distorted our income data, until the subsequent elimination of such penalty-rate interest was effected. We have improved our controls and procedures in order to avoid this problem in the future.

     Another matter that was identified concerned recording of retroactive transactions in certain instances. In order to reduce the risk involved in retroactively recording transactions, we recently implemented certain control procedures, including, without limitation, significantly limiting the number of personnel authorized to retroactively record transactions.

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

     Our board of directors has determined that we have at least one audit committee financial expert (as defined in Item 16A of Form 20-F) and that Mr. Yacob Aizner is our "audit committee financial expert" serving on the audit committee of our board of directors. Mr. Aizner is an appointee of Bank Leumi Le-Israel B.M. Our board of directors has yet to affirmatively affirm that Mr. Aizner is independent as such term is defined in Section 303A of the New York Stock Exchange Listed Company Manual.

ITEM 16B - CODE OF ETHICS

     We have adopted a code of ethics (as defined in Item 16B of Form 20-F) that applies to all our directors, officers and employees. We have filed a copy of this code of ethics as Exhibit 11.1 to this annual report on Form 20-F.

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

     According to the Companies Law-1999 (Israel), the remuneration of the independent auditor for auditing work shall be established by the shareholders at the general meeting, by the board of directors if the shareholders so authorize , or, if the matter is prescribed in the articles of association, as prescribed therein. Our shareholders authorized our board of directors to establish the remuneration of the independent auditors for auditing work done in 2002 and 2003, subject, with respect to 2003 only, to the fee schedule of the Government Companies Authority.

     Furthermore, the Companies Law-1999 (Israel) stipulates that the remuneration of the independent auditors for services other than auditing work shall be established by the board of directors unless the articles of association state that remuneration for such services shall be established by the shareholders at the general meeting.

     Pursuant to the above, the remuneration of our independent auditors for audit work and other services in 2002 and 2003 was established and/or will be established by our board of directors.

     Somekh Chaikin - KPMG, Certified Public Accountants (Isr.), has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2003, for which audited financial statements appear in this annual report on Form 20-F. For the years ended December 31, 2003 and 2002, the aggregate fees billed and/or agreed to by Somekh Chaikin and its affiliates are as follows:


                               2003             2002
                               -----          -----
                               (IN THOUSANDS OF NIS)
                               --------------------
Audit Fees(1)                  1,729            795

Audit-related Fees(2)            171            172

Tax Fees(3)                       53             51
                               -----          -----

TOTAL                          1,953          1,018
                               =====          =====

(1) Audit Fees consist of fees billed for the annual audit of the company's consolidated financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision of comfort letters and consents and the review of documents filed with the SEC.

(2) Audit-related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the company's financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards.

(3) Tax Fees include fees billed for tax compliance services, including the preparation of original and amended tax returns and claims for refund; tax consultations, such as assistance and representation in connection with tax audits and appeals, and requests for rulings or technical advice from taxing authorities; tax planning services; consultation and planning services



ITEM 16D - EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.


ITEM 16E - PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
           PURCHASERS

     Not applicable.

                                    PART III


ITEM 17. FINANCIAL STATEMENTS

     The following financial statements are filed as part of this annual report:

     Our audited balance sheets as of December 31, 2003 and December 31, 2002 and the statements of income, deficit and cash flows for the years ended December 31, 2003, 2002 and 2001, including the notes thereto and together with the auditors' report thereon, are included at pages F-1 to F- 82 to this annual report.

     OUR FINANCIAL STATEMENTS CONFORM WITH ISRAELI GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND THE INSTRUCTIONS OF THE SUPERVISOR OF BANKS (ISRAEL) ("ISRAELI GAAP"), WHICH DIFFER IN CERTAIN RESPECTS FROM THOSE GENERALLY ACCEPTED IN THE UNITED STATES ("U.S. GAAP) AS DESCRIBED BELOW IN NOTE 33 TO THE FINANCIAL STATEMENTS.

ITEM 18.  FINANCIAL STATEMENTS

     See Item 17 above.

ITEM 19.  EXHIBITS

   EXHIBIT
   NUMBER    DESCRIPTION
     1.1     Memorandum and Articles of Association  of Israel Development Bank of Israel Ltd.  (translation).
     4.1     Summary of run-off plan.
     4.2     Summary of Lease Agreement.
     4.3     Summary of special line of credit from Bank of Israel.
    11.1     Code of Ethics.
    12.1     Certification of Uri Galili, General Manager of Industrial Development Bank of Israel Ltd.,
             pursuant to 15 U.S.C.  Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley
             Act of 2002.
    12.2     Certification of Rimon Shmaya, Comptroller of Industrial Development Bank of Israel Ltd.,
             pursuant to 15 U.S.C.  Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley
             Act of 2002.
    13.1     Certification of Uri Galili, General Manager of Industrial Development Bank of Israel Ltd.,
             pursuant to 18 U.S.C.  Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
    13.2     Certification of Rimon Shmaya, Comptroller of Industrial Development Bank of Israel Ltd.,
             pursuant to 18 U.S.C.  Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES

     The Registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED


By: /S/ Uri Galili                                By: /S/ Natan Atlas
------------------                                -------------------
Uri Galili, General Manager                       Natan Atlas, General Secretary

Dated: January 18, 2005.

                         THE INDUSTRIAL DEVELOPMENT BANK
                               OF ISRAEL LIMITED

                              FINANCIAL STATEMENTS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2003

                                   Industrial Development Bank of Israel Limited

FINANCIAL STATEMENTS AS AT DECEMBER 31, 2003
--------------------------------------------------------------------------------


CONTENTS


                                                                    PAGE
Auditors' Report

Financial Statements -

Balance Sheets                                                      F-3

Statements of Income                                                F-4

Statement of Shareholders' Equity                                   F-5

Statements of Cash Flows                                            F-6

Notes to the Financial Statements                                   F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We have audited the accompanying financial statements of the Industrial Development Bank of Israel Limited (the Bank), detailed hereunder:


a.   Balance sheets as of December 31, 2003 and 2002.
b. Statements of income, shareholders' equity, and cash flows, for each of the three years, the last of which ended December 31, 2003.

These financial statements are the responsibility of the Bank's Board of Directors and its management. Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Such standards require that we plan and perform the audits to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2003 and 2002, and the results of its operations, the changes in the shareholders' equity and its cash flows for each of the three years, the last of which ended December 31, 2003, in conformity with accounting principles generally accepted in Israel. Furthermore, these statements have, in our opinion, been prepared in conformity with the directives and guidelines of the Supervisor of Banks in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in Note 33 to the financial statements.

As explained in Note 1B, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

KPMG

The accompanying financial statements have been prepared assuming that the Bank will continue as a going concern. As discussed in Note 1 and 16A to the financial statements we draw attention to the following:

A. The severe liquidity problems experienced by the Bank, which were caused by increased withdrawals of public deposits. Following these liquidity problems, on August 22, 2002, the Bank turned to the Governor of the Bank of Israel with a request for a special credit line.

B. A special credit line granted to the Bank by Bank of Israel on November 14, 2002, secured by a floating first degree charge in favor of the Bank of Israel on all of the assets of the Bank except for certain assets, and a notice of the Governor of Bank of Israel dated September 1, 2003, regarding changes in the terms of the credit line, as discussed in Note 1.

C. The decision of the Bank's Board of Directors to adopt a run-off plan for the supervised realization of the Bank's loan assets, in view of the difficulties in carrying out the sale of the Bank's asset and liability portfolio as previously decided on by the Government and approved by the Board of Directors, and the decision of the Ministerial Committee for Social and Economic Affairs (The social economic Cabinet) to approve the "Run Off" plan (hereunder - the Government's decision to adopt the "Run Off" plan), as discussed in Note 1.

D. The minimum capital ratio of the Bank as of December 31, 2003, that has fallen below the minimum of 9% set by the Supervisor of Banks in Proper Banking Procedures Regulations.

These severe liquidity problems experienced by the Bank raise substantial doubts as to the ability of the Bank to continue operating as a going concern. The ability of the Bank to honor its obligations as they become due depends upon the continuation of the special credit line from the Bank of Israel and the implementation of the government's decision to adopt the run-of plan. We further note that in the event the Bank continues to operate and is able to complete its planned controlled realization of loan assets upon such completion, the Bank will cease operating as a banking corporation under its present format.

The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

As well, we call attention to Note 21 to the financial statements regarding the litigation pending against the Bank and its executive officers and the letters received by the Bank expressing the intention or the possibility of suing the Bank and/or its executive officers, as detailed in the said Note.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)

February 29, 2004, except for Note 33, as to which the date is January 5, 2005.

BALANCE SHEETS AS AT DECEMBER 31
--------------------------------------------------------------------------------

IN TERMS OF SHEKELS OF DECEMBER 2003

                                                         2003         2002
                                                       --------     --------
                                                NOTE  NIS MILLIONS NIS MILLIONS
                                                ----   --------     --------
ASSETS

Cash and deposits with banks                     2        143.9        243.6

Securities                                       3         85.4         71.6

Credit to the public                             4      9,189.6     10,908.1

Credit to governments                            5        105.2        188.1

Investment in affiliates                         6            -          0.9

Fixed assets                                     7          4.7         10.2

Other assets                                     8         28.2         51.8

Perpetual deposits with the Israeli Treasury     9        799.3        799.9
                                                       --------     --------

Total assets                                           10,356.3     12,274.2
                                                       ========     ========


/s/ Dr. Raanan Cohen
--------------------
Dr. Raanan Cohen - Chairman of the Board

/s/ Uri Galili
--------------
Uri Galili - Chief Executive Officer

/s/ Rimon Shmaya
----------------
Rimon Shmaya - Comptroller

  Date of approval of the financial statements: February 29, 2004, except for
               Note 33, as to which the date is January 5, 2005.

The accompanying notes are an integral part of the financial statements.

                               The Industrial Development Bank of Israel Limited

--------------------------------------------------------------------------------


                                                        2003         2002
                                                      --------     --------
                                              NOTE  NIS MILLIONS  NIS MILLIONS
                                              ----    --------     --------
LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits of the public                         10        620.0      1,291.4

Deposits of banks                              11      2,172.7      2,470.6

Deposits of the Government                             6,949.3      7,711.5

Perpetual deposit                              12          0.1          0.1

Capital notes                                  13         28.2         35.2

Other liabilities                              14         76.2        156.2
                                                      --------     --------

Total liabilities                                      9,846.5     11,665.0

Non-participating shares                       15        314.2        333.5

Shareholders' equity                           16        195.6        275.7
                                                      --------     --------


Total liabilities and shareholders' equity            10,356.3     12,274.2
                                                      ========     ========


The accompanying notes are an integral part of the financial statements.

                               The Industrial Development Bank of Israel Limited

STATEMENTS OF INCOME FOR THE YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------

IN TERMS OF SHEKELS OF DECEMBER 2003

                                                              2003         2002         2001
                                                              -----        -----        -----
                                                    NOTE   NIS MILLIONS NIS MILLIONS  NIS MILLIONS
                                                    ----      -----        -----        -----
Profit from financing operations
 before allowance for doubtful debts                 23        66.9         79.5        164.0
Allowance for doubtful debts                         4C       130.0        401.8        124.5
                                                              -----        -----        -----
Profit (loss) from financing operations
 after allowance for doubtful debts                           (63.1)      (322.3)        39.5
                                                              -----        -----        -----
Operating and other income
Operating commissions                                24         6.4        *12.3        *15.3
Gains (losses) from investments in shares            25        10.2         (4.2)         2.2
Other income                                         26         5.4         *4.1         *4.3
                                                              -----        -----        -----
TOTAL OPERATING AND OTHER INCOME                               22.0         12.2         21.8
                                                              -----        -----        -----

Operating and other expenses
Salaries and related expenses                        27        33.7         49.7         57.6
Expenses (income) in respect of employee
 termination payments                                          (0.8)        35.7            -
Maintenance and depreciation of premises
 and equipment                                                 11.9         14.7         16.4
Other expenses                                       28        20.5         19.7         19.0
                                                              -----        -----        -----
TOTAL OPERATING AND OTHER EXPENSES                             65.3        119.8         93.0
                                                              -----        -----        -----
Operating loss before taxes on income                        (106.4)      (429.9)       (31.7)
Taxes on income (tax savings)                        29        (2.7)        (0.4)         0.3
                                                              -----        -----        -----
Operating loss after taxes on income                         (103.7)      (429.5)       (32.0)
                                                              -----        -----        -----
Other items
Special income from the Israeli Treasury, net        31           -          6.4         14.9
Share in losses of affiliates, net
 of related tax                                                (0.4)        (0.5)        (3.3)
Capital gain (loss), net                                       (0.3)         0.1            -
                                                              -----        -----        -----
                                                               (0.7)         6.0         11.6
                                                              -----        -----        -----
LOSS FOR THE YEAR                                            (104.4)      (423.5)       (20.4)
                                                              =====        =====        =====

LOSS PER SHARE (SEE NOTE 1-P.)

                                   LOSS PER SHARE           DIVIDEND PER SHARE
                              -------------------------   ---------------------
                              2003      2002      2001    2003    2002     2001
                              -----     -----     -----   ----    ----     ----
                               NIS       NIS       NIS     NIS     NIS      NIS
                              -----     -----     -----   ----    ----     ----
Per an amount equal to
 US$1 of the par value
 of -

"C", "CC" and "CC1"
  preference shares           (1.79)    (7.23)    (0.27)     -    0.14     0.30
"A" ordinary shares           (1.79)    (7.37)    (0.62)     -       -        -
Preferred ordinary shares     (1.79)    (7.37)    (0.54)     -       -     0.06

*  Reclassified

The accompanying notes are an integral part of the financial statements.

                               The Industrial Development Bank of Israel Limited

STATEMENT OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

IN TERMS OF SHEKELS OF DECEMBER 2003

                                                                                               ADJUSTMENTS
                                                                      ACCUMULATED  ACCUMULATED    FROM
                                                                      DIFFERENCE   DIFFERENCE  PRESENTATION
                                                                          ON          ON       OF AVAILABLE-
                                                                      TRANSLATION  TRANSLATION   FOR-SALE   RETAINED
                                                                       OF DOLLAR      OF        SECURITIES  EARNINGS     TOTAL
                                            ORDINARY   PREFERENCE      LINKED      CPI LINKED    AT FAIR  (ACCUMULATED SHAREHOLDERS'
                                             SHARES      SHARES        DEPOSIT*     DEPOSIT*      VALUE      DEFICIT)     EQUITY
                                             -------     -------       -------      -------      -------     -------      -------

BALANCE AT JANUARY 1, 2001                     131.4     1,068.0        (697.5)       196.4          2.5        63.1        763.9
CHANGES DURING 2001
Loss for the year                                  -           -             -            -            -       (20.4)       (20.4)
Adjustments from presentation
 of available- for- sale securities
 at fair value                                     -           -             -            -          2.6           -          2.6
Related tax effect                                 -           -             -            -         (0.4)          -         (0.4)
Translation differences relating to
 a perpetual deposit linked to the CPI*            -           -             -        (23.8)           -           -        (23.8)
Dividends on preference shares                     -           -             -            -            -       (14.9)       (14.9)
Dividends on other shares                          -           -             -            -            -        (0.4)        (0.4)
                                             -------     -------       -------      -------      -------     -------      -------
Balance as of December 31,2001                 131.4     1,068.0        (697.5)       172.6          4.7        27.4        706.6


CHANGES DURING 2002
Loss for the year                                  -           -             -            -            -      (423.5)      (423.5)
Adjustments from presentation
 of available- for- sale securities
 at fair value                                     -           -             -            -          0.1           -          0.1
Translation differences relating to
 a perpetual deposit linked to the CPI*            -           -             -         (1.1)           -           -         (1.1)
Dividends on preference shares                     -           -             -            -            -        (6.4)        (6.4)
                                             -------     -------       -------      -------      -------     -------      -------
Balance as of December 31,2002                 131.4     1,068.0        (697.5)       171.5          4.8      (402.5)       275.7

CHANGES DURING 2003
Loss for the year                                  -           -             -            -            -      (104.4)      (104.4)
Adjustments from presentation
 of available- for- sale securities
 at fair value                                     -           -             -            -          5.6           -          5.6
Translation differences relating to
 a perpetual deposit linked to the CPI*            -           -             -         18.7            -           -         18.7
                                             -------     -------       -------      -------      -------     -------      -------
Balance as of December 31,2003                 131.4     1,068.0        (697.5)       190.2         10.4      (506.9)       195.6
                                             =======     =======       =======      =======      =======     =======      =======


*    See Note 9 to the financial statements.


The accompanying notes are an integral part of the financial statements.

                               The Industrial Development Bank of Israel Limited

STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------

IN TERMS OF SHEKELS OF DECEMBER 2003

                                                                   2003           2002           2001
                                                                  -------        -------        -------
                                                                NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                                  -------        -------        -------
CASH FLOWS GENERATED BY OPERATING ACTIVITIES:
Loss for the year                                                  (104.4)        (423.5)         (20.4)
Adjustments to reconcile the loss to net cash flows
 generated by operating activities:
Bank's share in losses of an
 affiliate, net of related taxes                                      0.4            0.5            3.3
Depreciation of equipment                                             5.3            6.8            7.4
Allowance for doubtful debts                                        130.0          402.0          124.5
Realized and non-realized loss on adjustment
 to fair value of trading securities                                    -            2.1            0.6
Loss on write-down of available for sale debentures                     -            3.1            1.4
Gain on held to maturity securities                                     -              -           (0.3)
Gain on sale of available-for-sale securities                        (9.1)         *(1.8)         *(4.3)
Capital gain (loss)                                                   0.3           (0.1)             -
Provision for severance pay and pensions, net                       (12.5)          36.5            0.1
Inflationary erosion of capital notes and perpetual deposit          (2.2)          (0.2)          (0.6)
                                                                  -------        -------        -------
Net cash inflow generated by operating activities                     7.8           25.4          111.7
                                                                  -------        -------        -------

CASH FLOWS GENERATED BY ACTIVITIES RELATED TO ASSETS:
Investment in affiliates                                                -              -           (2.1)
Deposits with banks, net                                             60.0           15.5           22.2
Trading securities, net                                                 -            6.0           (0.8)
Available-for-sale securities, net                                   24.9         *159.9           *5.5
Purchase of held to maturity debentures                                 -           (2.8)         (16.3)
Credit to the public, net                                         1,567.4          933.7         (921.7)
Credit to governments, net                                           82.9           50.0           33.4
Other assets, net                                                    23.6          152.3          (95.1)
Acquisition of fixed assets                                          (0.2)          (4.0)          (6.3)
Proceeds from sale of fixed assets                                    0.1            0.1              -
                                                                  -------        -------        -------
Net cash inflow (outflow) generated by activities
 related to assets                                                1,758.7        1,310.7         (981.2)
                                                                  -------        -------        -------

*    Reclassified

The accompanying notes are an integral part of the financial statements.

                               The Industrial Development Bank of Israel Limited

--------------------------------------------------------------------------------

IN TERMS OF SHEKELS OF DECEMBER 2003

                                                         2003           2002           2001
                                                        -------        -------        -------
                                                      NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                        -------        -------        -------
CASH FLOWS GENERATED BY ACTIVITIES RELATED TO
 LIABILITIES AND SHAREHOLDERS' EQUITY:
Redemption of capital notes                                (4.9)          (0.1)         (12.9)
Deposits of the public, net                              (671.4)      (3,055.1)         324.6
Deposits of banks, net                                   (297.9)       1,561.4           59.8
Deposits of the Government, net                          (762.2)        (125.3)         417.6
Redemption of debentures                                      -           (0.1)          (0.2)
Other liabilities, net                                    (69.8)        (176.6)          82.2
Dividend paid to holders of participating shares              -           (6.4)         (15.3)
                                                        -------        -------        -------
Net cash inflow generated by activities
 relating to liabilities and shareholders' equity      (1,806.2)      (1,802.2)         855.8
                                                        -------        -------        -------

Decrease in cash                                          (39.7)        (466.1)         (13.7)

Balance of cash as at beginning of year                   155.0          621.1          634.8
                                                        -------        -------        -------

BALANCE OF CASH AS AT END OF YEAR                         115.3          155.0          621.1
                                                        =======        =======        =======

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

     A. DETERIORATION IN THE LIQUIDITY POSITION, CREDIT LINE FROM THE BANK OF ISRAEL, THE "RUN OFF" PLAN AND GOVERNMENT DECISIONS PERTAINING TO THE AFFAIRS OF THE BANK

     Due to increased withdrawals of deposits of the public during the third quarter of 2002, the Bank experienced severe liquidity problems, following which the Bank turned to the Governor of the Bank of Israel (hereinafter - the "Governor") on August 22, 2002, with a request for a special credit line.

     GOVERNMENT DECISIONS PERTAINING TO THE AFFAIRS OF THE BANK

     Following the liquidity problems encountered by the Bank, the Government passed a resolution which was adopted by the Bank's Board of Directors to sell the assets and liabilities of the Bank within a number of months.

     On August 26, 2002, the Bank of Israel issued a press release whereby the Prime Minister's Office, the Finance Ministry, and the Bank of Israel decided to implement a number of steps pertaining to the Bank. These steps included selling the assets and liabilities of the Bank to another bank, the granting to the Bank of a credit line by Bank of Israel in order to bridge its liquidity requirements, and upon the granting of this credit line, the agreement of the Finance Ministry that the State's deposits with the Bank would be subordinate to the public's deposits with the Bank and to the credit provided by the Bank of Israel, until the sale of the Bank's banking activity. On August 26, 2002, the Board of Directors of the Bank resolved to approve the sale of the Bank's banking activity.

     On September 1, 2002, the Government decided on a course of action "the goal of which was to immediately stabilize the Bank and establish a feeling of certainty among the depositors, by guaranteeing the orderly operation of the Bank until the completion of the sale of its banking activity (asset and liability portfolio)". As part of this course of action, the Government resolved that "upon the setting up for the Bank of the credit line by the Bank of Israel, under clause 8 of the Banking Ordinance, in order to bridge the Bank's liquidity needs, if required- the deposits of the State should be subordinated to the public's deposits currently held with the Bank or the credit of the Bank of Israel granted to repay deposits, all on the basis of the resolution of the Board of Directors of the Bank to sell its activity portfolio within a few months". The manner of the subordination under the aforementioned Government resolution was detailed in a letter of the Accountant General of the Finance Ministry dated September 4, 2002.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     GOVERNMENT DECISIONS PERTAINING TO THE AFFAIRS OF THE BANK (CONT'D)

     In view of the difficulties which arose in trying to sell the assets and liabilities of the Bank as an "all or nothing" sale, the Ministerial Committee on Social and Economic Affairs (the social economic Cabinet) decided on July 29, 2003, to approve a "Run Off" plan for the Bank (hereinafter - "the Governments decision to adopt the "Run Off" plan"). The principal items of the decision are as follows:

     o The assets of the Bank are to be disposed of in a controlled process and over a defined period of time not exceeding 36 months from the date of the decision, in the framework of the "Run-Off" plan approved by the Bank's Board of Directors and with the changes to be determined by the Accountant General and the Government Companies Authority.

     o The Government has noted before it the announcement of the Governor of the Bank of Israel regarding his agreement to continue to provide a credit facility to the Bank for a period of 36 months, at an interest rate not exceeding (from then onwards) the interest rate of the Bank of Israel. The balance of utilized credit is not to exceed the credit utilization forecast the Bank put before the Bank of Israel, and in any case it is not to exceed NIS 2.2 billion.

     o The Bank will not use the special credit line or other sources for the purpose of providing new credit.

     o If at the end of 24 months from the date of the decision there is an unpaid balance of the credit line, this balance will become the responsibility of the Government and it will be paid by means of a monetary transfer to the Bank of Israel within an additional period of 12 months.

     o The Government has noted before it the announcement of the Bank of Israel that it will consider curtailing the banking license of the Bank so as to reflect its limited activity as derived from the "Run-Off" plan.

     o The Government has noted before it that the Accountant General and the Government Companies Authority will examine and present, if necessary, an alternative outline for the disposal of the asset and liability portfolio of the Bank, on an "all or nothing" basis, or by other sale methods, along with implementation of the plan.

     It was indicated in the decision that it is being made in order to assure the proper operation of the Bank and the refunding of deposits to all customers, and for the purpose of disposing of the assets of the Bank within 36 months in a controlled process.

     The Bank is presently in the process of implementing the "Run-off" plan as described above and in more detail below.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     THE SPECIAL CREDIT LINE FROM THE BANK OF ISRAEL

     In view of the liquidity problems experienced by the Bank, The Governor of the Bank of Israel was approached on August 22, 2002, with a request for a special credit line.

     On September 9, 2002, the Governor notified the Bank as to his decision to place a special credit line at the disposal of the Bank, the major terms of which are as follows:

     o The Bank will be able to obtain the special credit from the Bank of Israel to the extent necessary to bridge the Banks liquidity needs to fulfill its banking obligations, including those toward its public depositors (not including liabilities of any kind to the Government).

     o The credit under the special credit line will bear interest at the "Bank of Israel rate", plus 3% (charged quarterly), and the Bank will also have to pay a commission at an annual rate of 1% (charged monthly) in respect of the unutilized amount of the credit line (hereinafter - the credit commission).

     o The special credit line will expire on the earlier of May 10, 2003 or upon the sale of the Bank's banking activity. However, the Governor reserves the right to demand the earlier repayment of the outstanding credit, or to cease any further utilization of the credit line.

     o The granting of the special credit line is subject to various conditions, among which is the placement of a pledge in favor of the Bank of Israel on all of the assets of the Bank, except for those assets to be agreed upon by the Bank and the Bank of Israel.

     On November 14, 2002, the special credit line was actually granted to the Bank and the Bank signed a debenture in favor of the Bank of Israel. The amount of the credit facility at that date was set at NIS 2.2 billion. For details as to the pledges created by the said debenture see Note 17, hereunder. The period of the credit facility that was first set until May 10, 2003, was extended until the Government decision on the adoption of the "Run Off" plan was passed.

     Following the decision of the Government to adopt the "Run-off" plan, the Governor of the Bank of Israel announced on September 1, 2003, of a number of changes in the conditions of the credit facility.

     The principal changes are as follows:

     o    The repayment date will be no later than August 1, 2006.

     o The maximum amount of the credit line will decline gradually (from a maximum amount of NIS 2.2 billion) in accordance with a forecast that was provided to the Bank of Israel by the Bank.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     THE SPECIAL CREDIT LINE FROM THE BANK OF ISRAEL (CONT'D)

     o Beginning from the date the Government decided to adopt the "Run-off" plan (July 29, 2003) the interest on the utilized credit will be the interest rate of the Bank of Israel, providing that all the other conditions are fulfilled, including the Government decision with respect to the date for completing the return of the deposits to the public and the disposal of the Bank's assets.

     o The total amount of credit to the public will not exceed its balance as at July 31, 2003 and it will present a downward trend. Any deviation will be considered by Bank of Israel to be an unauthorized overdrawing and it will be charged interest accordingly.

     o Limitations were set on the Bank's volume of activity with respect to the receipt and placement of deposits.

     o The credit commission in respect of the unutilized credit will be calculated on the difference between the amount of the credit line and 105% of its utilized amount.

     Following several reductions made during 2003 in the "Bank of Israel interest rate", this rate of interest was on December 31, 2003 at an annual rate of 5.3%

     The utilized balance of the special credit line (not including accrued interest) was NIS 2,062 million at December 31, 2003. On February 24, 2004, the said amount was NIS 1,935 million (unaudited). These balances are lower than the framework of the credit facility determined in the Governors letter of September 1, 2003.

     The total amount of the interest on the special credit from Bank of Israel, included in the financing expenses of the Bank for 2003, amounts to NIS 219 million, of which NIS 36 million reflects interest in excess of the "Bank of Israel rate".


     THE "RUN OFF" PLAN

     The principal components of the "Run-Off" plan that was approved by the Bank's Board of Directors are a supervised sale of the Bank's credit assets by the end of 2006, by way of collection of a part of the credits and a segmented sale of some of the other credits, and a significant reduction in manpower and in operating expenses, subject to the continued granting of the special credit line by the Bank of Israel. In accordance with the economic evaluation of the parties who prepared the plan, the cost of implementing the "Run-Off" plan, including the disposal of the credit, will be significantly less than the expected discount on the "all or nothing" and short-term sale of the Bank's asset and liability portfolio.

     In addition, the Board of Directors also decided to approve the extensive and detailed efficiency plan formulated by the Bank Management. The plan includes extensive cutbacks in operating expenses and manpower, including termination and reduction in banking services unrelated to the collection of debts.

     In accordance with the "Run-Off" plan and the efficiency plan complementing it, the Bank refrains from granting new credit and its activities concentrate on collection and sale of the existing credit.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     THE "RUN OFF" PLAN (CONT'D)

     As part of the implementation of the "Run-Off" plan, the Bank has already reduced or ceased activities it previously conducted. The Bank has significantly reduced its foreign currency and foreign trade activity, and it has almost completely discontinued the following activities: maintenance of a dealing room (for customers), maintenance of current accounts and securities accounts (for private customers), execution of Government grants, operating teller services and clearing facilities (independently) and credit cards.

     The reduction in the Bank's operations was accompanied by a reduction in the Bank's staff.

     As a result of the developments in the third quarter of 2002, there was a significant reduction in deposits from the public. The balance of the public's deposits with the Bank as of December 31, 2003 was NIS 620 million, compared with NIS 3,597 million on June 30, 2002, and NIS 1,291 million on December 31, 2002. On February 24, 2004, the said balance amounted to NIS 584 million (unaudited).

     The ability of the Bank to repay its liabilities is contingent upon the continuation of the special credit line from the Bank of Israel and implementation of the Government decision adopting the "Run-Off" plan.

     The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed due to the financial results of the process of realizing the Bank's assets as part of the "Run-Off" plan.


     B.   FINANCIAL STATEMENTS IN INFLATION ADJUSTED VALUES

     (1)  GENERAL

     The financial statements have been prepared in accordance with directives and guidelines of the Supervisor of Banks in Israel.

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

     All comparative data for prior periods (including amounts of monetary items) are also stated in terms of shekels of December 31, 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     B.   FINANCIAL STATEMENTS IN INFLATION ADJUSTED VALUES (CONT'D)

     (1)  GENERAL (cont'd)

     Data from the Bank's financial statements in nominal historical values, is presented in Note 32.

     See Note 1R. below regarding the discontinuance of the adjustment of financial statements beginning from January 1, 2004.


     (2)  PRINCIPLES OF ADJUSTMENT

     (A)  BALANCE SHEET

     Monetary items are stated in the adjusted balance sheet at their historical values.

     Non-monetary items (such as fixed assets, investment in shares, deferred income, prepaid expenses and shareholders' equity) are adjusted on the basis of the changes in the Consumer Price Index (hereinafter - CPI) from the index in respect of the month of the transaction to the index published in respect of December 2003.

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

     - Other income and expenses, after offsetting the adjustment of the opening monthly balances of the related assets and liabilities, except for balances of items in the non-linked shekel sector, have been adjusted from the index in respect of that month to the index in respect of December 2003. In the non-linked shekel sector, the offsetting of the adjustment of asset and liability balances was computed on the basis of the average daily balances for the month.

     - See K below regarding income and expenses related to derivative financial instruments.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     B.   FINANCIAL STATEMENTS IN INFLATION ADJUSTED VALUES (CONT'D)

     (2)  PRINCIPLES OF ADJUSTMENT (cont'd)

     (B)  STATEMENT OF INCOME (cont'd)

     - The specific allowance for doubtful debts has been adjusted from the index of the date the debt was determined to be doubtful to the index in respect of December 2003.

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

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     C.   EXCHANGE RATES AND LINKAGE (CONT'D)

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

     (5) Following are details of exchange rates and the CPI and the rates of change therein:

                                   DECEMBER 31                       RATE OF CHANGE DURING
                       ---------------------------------          -------------------------
                       2003          2002          2001           2003       2002      2001
                       -----         -----         -----          ----        ---       ---
                                                                   %           %         %
                                                                  ----        ---       ---
Representative
 exchange rate
 of US$1
 (in NIS)                4.379         4.737         4.416        (7.6)       7.3       9.3

CPI in points
 for:
 December              178.6         182.0         170.9          (1.9)       6.5       1.4

 November              178.9         182.5         171.1          (2.0)       6.7       1.4


     D.   SECURITIES

     Securities are classified into three groups, the principles of measurement of each group are as follows:

     HELD TO MATURITY DEBENTURES

     Such debentures are stated at their amortized value as of balance sheet date. Such value represents the nominal value plus linkage differences and interest accrued since acquisition. It also includes the unamortized discount or premium, generated upon acquisition. Income from held to maturity debentures is recognized on the accrual basis.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     D.   SECURITIES (CONT'D)

     AVAILABLE-FOR-SALE SECURITIES

     Such securities are stated at their fair value. Income therefrom is recognized on the accrual basis. The difference between the fair value and adjusted value of available-for-sale securities, net of the related tax effect, is recorded as a capital reserve. Non-marketable shares are stated at their adjusted value.

     TRADING SECURITIES

     Such securities are stated at their fair value, and income resulting from such adjustment is recognized on a current basis. The fair value of securities for trading is determined based on their stock market prices as of balance sheet date.

     IMPAIRMENT IN VALUE OF INVESTMENTS

     The Bank examines from time to time whether its investments in securities have been impaired otherwise then temporarily. This examination is being conducted whenever signs appear that might indicate the possibility of an impairment in the value of investment, including a decline in market prices, the business of the investee, the field in which the investee operates and additional parameters. Provisions for the adjustment in value of these investments, which in Management's evaluation are based on the examination of the overall relevant aspects and assigning the proper weight to them, and which are not of a temporary nature, are recognized in the income statement.


     E.   ALLOWANCE FOR DOUBTFUL DEBTS

     The financial statements include specific allowances for doubtful debts, which, in Management's opinion, present fairly the anticipated loss on the credit portfolio, including off-balance sheet credit.

     In determining the adequacy of the allowances, Management based itself upon the evaluation of the risk involved in the credit portfolio using available information on the customers' financial standing, volume of activity, past record and adequacy of the security received.

     The directives of the Supervisor of Banks require that, commencing with 1992, banks include, in addition to the specific allowance for doubtful debts, a supplementary allowance for doubtful debts, which replaces the general allowance, which had been required up to that time.

     The supplementary allowance for doubtful debts is based upon excessive credit balances, measured according to specified quality characteristics of the credit portfolio, as provided in the directives of the Supervisor of Banks

     In accordance with the aforementioned requirements, a portion of the general allowance, as of December 31, 1991, equal to 1% of the total debt to which it was related at that date, is to be maintained in inflation adjusted values.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     E.   ALLOWANCE FOR DOUBTFUL DEBTS (CONT'D)

     According to Directive 315 of the Directives for Proper Banking Procedures, a banking corporation must make an additional allowance for doubtful debts in respect of debts of customers who deviate from limits stipulated by the Supervisor of Banks, which are calculated as a certain percentage of the Bank's capital, as stipulated for purposes of calculating the minimum capital ratio. These limits relate to the indebtedness of an individual borrower or a borrower group, to the indebtedness in respect of financing the acquisition of means of control of corporate entities and to the indebtedness of related parties.

     As a result of the decline in the "first tier capital" of the Bank and the limitation on the amount of "second tier capital" that may be taken into consideration, as described above, a large part of the customers' debts to the Bank exceed the amounts of the aforementioned limits.

     Furthermore, Directive 315 of the Proper Banking Procedures provides that a banking corporation is required to make an additional allowance for doubtful debts if the total liabilities of a certain segment to the banking corporation exceed 20% of the total liabilities of the public to the banking corporation (hereinafter - "the limit on segment indebtedness").

     Since the Bank has stopped providing new credit and it focuses on the collection of the existing credit to its customers, its ability to spread the indebtedness of its customers between the various segments has decreased and it may on occasion deviate from the limit on segment indebtedness.

     The Bank applied to the Bank of Israel requesting an exemption from making the additional allowance for doubtful debts deriving from deviations from the aforementioned various debt limits.

     In his letters dated May 28, 2003 and August 21, 2003, the Supervisor of Banks exempted the Bank from the requirement to increase the additional allowance for doubtful debts in its interim financial statements as of March 31, 2003 and June 30, 2003, in respect of deviations from the debt limits of an individual borrower and a borrower group and in respect of deviations from limits in respect of financing means of controls in corporate entities.

     In his letter of November 26, 2003, the Supervisor of Banks announced that in light of the Government's decision on the affairs of the Bank, the Bank's plan to reduce it activity and the commitment of the Government to repay the special credit line, which was put at the disposal of the Bank by the Bank of Israel and which is being used by the Bank to repay its liabilities to the depositors of the public, he approves the following reliefs with respect to implementation of the Proper Banking Procedures:

     A As from the financial statements as of September 30, 2003 onwards, the Bank is exempt from increasing the additional allowance for doubtful debts in respect of deviations from debt limits of an individual borrower and a borrower group and deviations from debt limits in respect of financing means of control in corporate entities, and in respect of deviations from the limit of segment indebtedness.

     B. The Bank is allowed to reduce the additional allowance it made in respect of the deviation from the aforementioned limits in the last quarter of 2002.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     E.   ALLOWANCE FOR DOUBTFUL DEBTS (CONT'D)

     C. The Bank is allowed to reduce the additional allowance it made in the past in respect of the deviation from indebtedness of related parties.

     Accordingly, in the Bank's financial statements as of December 31, 2003, the Bank did not record an additional allowance for doubtful debts in respect of deviations from the aforementioned limits, and the additional allowance for doubtful debts in the amount of NIS 7.5 million that was included in the financial statements of the Bank on December 31, 2002 and thereafter, in respect of the deviation from these limits, was cancelled.

     It is noted that if the Supervisor of Banks had not granted the exemption, the Bank would have been required to make an additional allowance of significant amounts in respect of these deviations, which would have had a material impact on the results of operations.

     The aggregate balance of the general allowance and the supplementary allowance for doubtful debts in accordance with the directives of the Bank of Israel, as of December 31, 2003, constitutes 2.43% of the public credit risk, which includes credit risk and off-balance sheet risk less credit covered by security that is allowed to be deducted for purposes of individual borrower and group of borrowers limitations (December 31, 2002 - 1.88%).

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


     H.   CONTINGENT LIABILITIES

     Adequate provisions have been made in respect of claims, which, in Management's estimation, based on the opinion of legal counsel, will not be rejected or canceled.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     I.   BASIS OF RECOGNITION OF INCOME AND EXPENSES

     (1)  Income and expenses are recognized on the accrual basis.

     (2) See D above and K hereunder as to basis of recognition of income and expenses with respect to trading securities and derivative financial instruments defined as other transactions.


     J.   EMPLOYEE RIGHTS

     Appropriate provisions cover the Bank's liability for payment of severance pay and other benefits to its employees, according to labor agreements.

     In December 2002 a special collective agreement was entered into between the Bank, the General Federation of Labor and the Employees Committee whereby the number of the Bank's staff will be reduced. Under this agreement, certain of the employees are entitled upon their termination of employment to a pension as from date of termination.

     As regards the said employees, an agreement has been signed with a pension fund, which arranges for the payment of pensions. Upon retirement of each of such employees the Bank deposits with the pension fund the amount required to purchase the pension rights for the particular employee in accordance with the agreement. The Bank recorded provisions with respect to the anticipated cost of acquiring the said pension rights, as computed by an expert.


     K.   DERIVATIVE FINANCIAL INSTRUMENTS

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

     On January 17, 2000, the Supervisor of Bank issued instructions regarding the "Accounting for Derivative Instruments and Hedging Transactions" (hereinafter - "The Instructions"), which were based on principles promulgated in the United States in Accounting Standard FAS133 - Accounting principles and reporting regarding derivative instruments including certain derivative financial instruments embedded in other contracts (hereinafter - "host contracts") and regarding hedging transactions. The Instruction is effective as from the end of the quarter ended March 31, 2002.

     In June 2000, FAS 138 was published which amends the principles of FAS 133 as to the measurement and disclosure of derivative financial instruments and hedging transactions. In order to adjust the Instruction to the accounting principles as amended in FAS 138, the Supervisor of Banks issued on January 1, 2001, amendments to the Instruction.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     K.   DERIVATIVE FINANCIAL INSTRUMENTS (CONT'D)

     On February 18, 2002, the Supervisor of Banks issued an instruction postponing the effective date of the Instruction to the quarter ending on March 31, 2003.

     According to the Instruction all derivative instruments are to be stated at their fair value. Changes in fair value of derivative instruments are taken to the statement of income or to shareholders' equity (as a component of "Other comprehensive profit") in accordance with the designation of the derivative instrument. The effect of the said change in accounting on the financial statements is in insignificant amounts.

     Pursuant to the directives of the Supervisor of Banks, which were in effect until December 31, 2002, transactions in derivative financial instruments were classified into four categories:

     NON-RISK BROKERAGE TRANSACTION -

     Transaction in a derivative financial instrument with respect to which the Bank is not a party. Income from this type of transaction is classified as income from operating commissions.

     AT-RISK BROKERAGE TRANSACTION

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

     OTHER TRANSACTION

     Transaction in a derivative financial instrument, which was not classified as a brokerage or a hedging transaction. Assets and liabilities deriving from other transactions are measured according to their fair value as of the date of report. Changes in the fair value of the other transactions are recorded as other financing income and expenses.

     In accordance with the criteria described above the derivative financial instruments were defined in the preceding year as at-risk brokerage transactions and as other transactions.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     L.   OFFSETTING OF FINANCIAL INSTRUMENTS

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


     M.   TAXES ON INCOME

     The provision for taxes on the income of the Bank, which is defined as a "financial institution" for Value Added Tax (hereinafter - VAT) purposes, includes VAT on profit in accordance with the Value Added Tax Law. VAT levied on salaries paid by financial institutions is included in the statement of income under "Salaries and related expenses". In 2002 and 2003, "Salaries and related expenses" included a provision in respect of salary tax receivable, due to losses for purposes of profit taxes.


     N.   STATEMENT OF CASH FLOWS

     Cash flows from activity in assets and liabilities are shown net, except for securities, fixed assets, investments in affiliates, in capital notes and in debentures. "Cash", for purposes of the cash flow statement, includes cash and bank deposits for an initial period not exceeding three months.


     O.   USE OF ESTIMATES

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

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     P.   EARNINGS PER SHARE

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


     Q.   IMPAIRMENT OF ASSETS

     In February 2003, the Israel Accounting Standards Board issued Standard No. 15, which deals with the impairment of assets. The standard stipulates the procedures to be implemented by the corporation in order to ensure that its assets are not presented at amounts higher than their recoverable value. Such value is the higher of the net selling price and the present value of the estimated future cash flows expected to be generated from the use and disposal of the asset. The Standard also stipulates principles of presentation and disclosure regarding assets, which have been impaired. The Standard is effective as regards financial statements for periods beginning on January 1, 2003. Implementation of the Standard did not have a material effect on the results of operations, the financial position or the cash flows of the Bank.


     R. DISCLOSURE OF THE EFFECT OF NEW ACCOUNTING STANDARDS IN THE PERIOD PRIOR TO THEIR APPLICATION

     During the year 2001 the Israel Accounting Standards Board published Accounting Standard No. 12 on "Discontinuance of Adjustment of Financial Statements". Pursuant to this standard, commencing January 1, 2003, the adjustment to inflation of financial statements will be discontinued. In December 2002, the Israel Accounting Standards Board issued Standard No. 17 which stipulates that implementation of Standard No. 12 will be postponed to January 1, 2004. Therefore, financial statements will no longer be adjusted as from January 1, 2004. Until December 31, 2003, the Bank continues to prepare inflationary-adjusted financial statements in accordance with the directives of the Supervisor of Banks, on the basis of the principles of existing Opinions of the Institute of Certified Public Accountants in Israel.

     The implementation of Standard No.12 might have a material effect in the reported results of the Bank. The extent of the effect depends on the inflation rate and the sources of finance of the Bank.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 2 - CASH AND DEPOSITS WITH BANKS

     COMPOSITION:

                                                 DECEMBER 31   DECEMBER 31
                                                   2003           2002
                                                   -----         -----
                                                NIS MILLIONS  NIS MILLIONS
                                                   -----         -----
Cash and deposits with Bank of Israel (*)           57.0         113.7
Deposits with commercial banks (**)                 67.8         107.0
Deposits in special banking corporations            19.1          22.9
                                                   -----         -----

Total                                              143.9         243.6
                                                   =====         =====

Including cash, deposits with Bank of Israel
 and with banks for an initial period not
 exceeding three months                            115.3         155.0
                                                   =====         =====



     (*)  This serves as security for deposits received from the Bank of Israel
          - see also Note 17, below.

     (**) As to pledges on deposits with banks - see also Note 17, below.



NOTE 3 - SECURITIES

     A.   COMPOSITION

                                                                    DECEMBER 31, 2003
                                 -----------------------------------------------------------------------------------
                                                                    NON-REALIZED     NON-REALIZED
                                                                     GAINS FROM      LOSSES FROM
                                 CARRYING           AMORTIZED      ADJUSTMENTS TO   ADJUSTMENTS TO           FAIR
                                   VALUE             COST(*)         FAIR VALUE       FAIR VALUE           VALUE (**)
                                 ---------          ---------       -----------      -----------           ---------
                                                                      NIS MILLIONS
                                 -----------------------------------------------------------------------------------
AVAILABLE-FOR-
 SALE SECURITIES (1)
Non-Government
  bonds                               15.1               15.4                 -             (0.3)               15.1
Shares (2)                            70.3               59.6              11.0             (0.3)          (***)70.3
                                 ---------          ---------       -----------      -----------           ---------
Total available-
 for-sale securities                  85.4               75.0       (****) 11.0      (****) (0.6)               85.4
                                 ---------          ---------       -----------      -----------           ---------

Total securities                      85.4               75.0              11.0             (0.6)          (***)85.4
                                 =========          =========       ===========      ===========           =========

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 3 - SECURITIES (CONT'D)

     A.   COMPOSITION (CONT'D)

                                                                DECEMBER 31, 2002
                                -----------------------------------------------------------------------------------
                                                                    NON-REALIZED      NON-REALIZED
                                                                    GAINS FROM       LOSSES FROM
                                 CARRYING          AMORTIZED      ADJUSTMENTS TO    ADJUSTMENTS TO          FAIR
                                  VALUE             COST(*)         FAIR VALUE        FAIR VALUE          VALUE (**)
                                ---------          ---------        ----------       -----------          ---------
                                                                  NIS MILLIONS
                                -----------------------------------------------------------------------------------
HELD TO MATURITY
 DEBENTURES
Other debentures                     19.4               19.4                 -                 -               19.4
                                ---------          ---------        ----------       -----------          ---------
AVAILABLE-FOR-
 SALE SECURITIES
Government bonds                      0.1                0.1                 -                 -                0.1
Other debentures                     12.9               14.3               1.0              (2.4)              12.9
Shares                               39.2               32.2               7.1              (0.1)         (***)39.2
                                ---------          ---------        ----------       -----------          ---------
Total available-
 for-sale securities                 52.2               46.6        (****) 8.1       (****) (2.5)              52.2
                                ---------          ---------        ----------       -----------          ---------

Total securities                     71.6               66.0               8.1              (2.5)         (***)71.6
                                =========          =========        ==========       ===========          =========

     (*) In the case of shares - cost less provision for impairment in value, where required.
     (**) Fair value data are based, generally, on stock market prices, which do not necessarily reflect the price which would be received on the sale of a large quantity of shares.
     (***) Includes shares, the fair value of which is not readily determinable, which are stated at cost in the amount of NIS 34.3 million (December 31, 2002 - NIS 25.7 million).
     (****) Included in shareholders' equity in the category "adjustment from presentation of available-for-sale securities at fair value".
     (1) Following the approval of the "Run Off" plan, all the debentures that in the past were classified as held to maturity were transferred in the course of 2003 to the available-for-sale portfolio. During 2003, the Bank sold and redeemed such debentures in the amount of NIS 11.2 million. The balance of the above debentures at December 31, 2003 amounted to NIS 8.2 million.
     (2) See Note 4E. regarding the classification of a loan balance to the securities item


     B. See Note 17 below, with respect to lien on Government bonds as security for credit received from the Bank of Israel.


     NOTE: For detail regarding results of investments in debentures - see Note
          23E, and for detail regarding results of investments in shares - see
          Note 25.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (*)

     A.   COMPOSITION

                                                    DECEMBER 31    DECEMBER 31
                                                       2003          2002
                                                     --------      --------
                                                   NIS MILLIONS   NIS MILLIONS
                                                     --------      --------
Credit                                                9,268.1      10,987.8
Liabilities of customers for acceptances                    -           2.7
                                                     --------      --------
Total credit                                          9,268.1      10,990.5
Less - general and supplementary allowance for
 doubtful debts*                                         78.5          82.4
                                                     --------      --------

Total                                                 9,189.6      10,908.1
                                                     ========      ========


     B.   CREDIT TO THE PUBLIC INCLUDES:

     1. CREDIT TO PROBLEMATIC BORROWERS(**) WHICH ARE NOT INCLUDED IN THE AGRICULTURAL SECTOR AND ARE NOT MUNICIPALITIES

                                                                                         DECEMBER 31         DECEMBER 31
                                                                                            2003               2002
                                                                                            -----              -----
                                                                                         NIS MILLIONS       NIS MILLIONS
                                                                                            -----              -----
     a.   Non income bearing credit to problematic borrowers -
          Non-linked Israeli currency                                                       391.9              308.4
          Israeli currency linked to the CPI                                                 47.6              164.7
          Denominated in or linked to foreign currency                                       88.5               81.7
                                                                                            -----              -----
                                                                                            528.0              554.8
                                                                                            =====              =====
     b.   Credit restructured during the year, without waiver of income -
          Israeli currency linked to the CPI                                                    -               14.9
          Non-linked Israeli currency                                                         3.6               13.0
          Denominated in or linked to foreign currency                                        1.2                2.2

     c.   Credit to borrowers regarding which there is as yet an
          unimplemented Management decision to restructure
          their debt                                                                         46.9                  -

     d.   Credit temporarily in arrears                                                      98.9              128.2
          Interest income recognized in respect thereof                                      11.5                5.7

     e.   Credit under special supervision                                                  416.3              331.3


(*) The specific allowance for doubtful debts was deducted from the relevant categories.
(**) The balance of problematic debts, less credit covered by security that is deductible for purposes of individual borrower and group of borrowers limitations.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

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

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     2.   CREDIT TO KIBBUTZIM (*) INCLUDED IN THE KIBBUTZ DEBT ARRANGEMENT
          (CONT'D)

     - Until the real estate Kibbutzim join the supplementary arrangement on the basis of the said land arrangement, a Kibbutz, at its own initiative, may enter into interim property transactions, the consideration for which, whether in cash or cash equivalents, will partially or fully serve as a substitute to the said land arrangement. The "Balloon" debt balance of a potential real estate Kibbutz which is not repaid by the proceeds of such interim transactions or land arrangement, will be treated in accordance with the financial arrangement, as mentioned above.

          In the opinion of the Bank, uncertainty exists in view of the above, as to the real estate proceeds anticipated in the said arrangement.

          The Bank has made provisions for doubtful debts for all the amounts it considered necessary in light of that mentioned above.

     COMPOSITION OF CREDIT TO THE AGRICULTURAL SECTOR

                                              DECEMBER 31  DECEMBER 31
                                                 2003        2002
                                                 -----       -----
                                             NIS MILLIONS  NIS MILLIONS
                                                 -----       -----
Communal settlements (kibbutzim) including
 regional enterprises and organizations          316.5       423.4
Cooperative settlements (moshavim)                29.2        40.8
                                                 -----       -----
Total credit for kibbutzim and moshavim          345.7       464.2

Private agriculture                                3.7         7.7
                                                 -----       -----

Total credit to the agricultural sector          349.4       471.9
                                                 =====       =====


     (*) Including industrial enterprises and other organizations related to the Kibbutz sector.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     2.   CREDIT TO KIBBUTZIM (**) INCLUDED IN THE KIBBUTZ DEBT ARRANGEMENT
          (CONT'D)

     CREDIT (*) TO THE AGRICULTURAL SECTOR (**) INCLUDES:

                                                                                DECEMBER 31        DECEMBER 31
                                                                                  2003               2002
                                                                                  -----              -----
                                                                               NIS MILLIONS       NIS MILLIONS
                                                                                  -----              -----
     a.   Non income bearing loans to problematic borrowers -
          Israeli currency linked to the CPI                                       41.7               32.5

     b.   Restructured credit to borrowers-

          1.   Credit restructured during the current
               year with waiver of income -
               Israeli currency linked to the CPI                                  14.3               14.1
               Average repayment period (years)                                     5.0                5.5
               Expected interest margin from the credit                             2%                 2%

          2.   Credit restructured in prior years
               with waiver of income -
               Israeli currency linked to the CPI                                  15.6               17.7

     c.   Credit to borrowers in respect of which
          there is an as yet unimplemented
          management decision to restructure their debt                             7.3               16.8

     d.   Credit temporarily in arrears                                             3.5                2.0
          Interest income recognized in respect thereof                             0.3                0.1

     e.   Credit under special supervision                                         80.9              131.4

     f.   Credit not included in above credit to problematic borrowers            186.1              257.4
          Interest income recognized in respect thereof                            10.5                8.0


     (*) The balance of problematic debts less credit covered by security that is deductible for purposes of individual borrower and group of borrowers limitations.

     (**) Including industrial enterprises and other organizations related to the Kibbutz sector.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 4  - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     3.   CREDIT TO LOCAL AUTHORITIES

     Following is the composition of credit to local authorities:

                                                                          DECEMBER 31        DECEMBER 31
                                                                             2003               2002
                                                                             ----               ----
                                                                        NIS MILLIONS       NIS MILLIONS
                                                                             ----               ----
     Balance of credit to local authorities at
     balance sheet date                                                      16.9               56.9


     CREDIT (*) GRANTED TO LOCAL AUTHORITIES INCLUDES:

     a.   Non-income bearing credit - CPI-linked                              1.9                2.0

     b.   Credit restructured during the year without waiver
          of income - CPI linked                                                -                0.5

     c.   Credit under special supervision                                      -                1.9

     d.   Credit not included in above credit to problematic borrowers       15.0               52.7
          Interest income recognized with respect of such credit              0.6                2.4

     (*) The balance of problematic debts less credit covered by security that is deductible for purposes of individual borrower and group of borrowers limitations.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     C.   ALLOWANCE FOR DOUBTFUL DEBTS

                                                                      2003
                                                         ------------------------------
                                                       SPECIFIC    SUPPLEMENTARY
                                                      ALLOWANCE(*) ALLOWANCE(**)  TOTAL
                                                         -----        -----       -----
                                                                  NIS MILLIONS
                                                         ------------------------------
Balance of allowance at beginning of year                617.3         82.4       699.7
                                                         -----        -----       -----

Current provisions                                       144.3          3.5       147.8
Reduction in allowances                                  (10.4)        (7.4)      (17.8)
                                                         -----        -----       -----
Amount charged to the income statement                   133.9         (3.9)      130.0
                                                         -----        -----       -----

Debts written off or transferred (see E hereunder)       (31.3)           -       (31.3)
Inflationary and other adjustments                        12.6            -        12.6
                                                         -----        -----       -----
Balance of allowance at end of year                      732.5         78.5       811.0
                                                         =====        =====       =====

Amount of provision not deducted from credit
   to public                                               1.5          0.9         2.4
                                                         -----        -----       -----


                                                                      2002
                                                         ------------------------------
                                                       SPECIFIC    SUPPLEMENTARY
                                                      ALLOWANCE(*) ALLOWANCE(**)  TOTAL
                                                         -----        -----       -----
                                                                  NIS MILLIONS
                                                         ------------------------------
Balance of allowance at beginning of year                250.9         72.2       323.1
                                                         -----        -----       -----

Current provisions                                       394.4         15.7       410.1
Reduction in allowances                                   (2.6)        (5.5)       (8.1)
Collection of debts written off in previous years         (0.2)           -        (0.2)
                                                         -----        -----       -----
Amount charged to the income statement                   391.6         10.2       401.8
                                                         -----        -----       -----

Bad debts written off                                     (8.8)           -        (8.8)
Inflationary and other adjustments                       (16.4)           -       (16.4)
                                                         -----        -----       -----

Balance of allowance at end of year                      617.3         82.4       699.7
                                                         =====        =====       =====

Amount of provision not deducted from credit
   to public                                              20.2            -        20.2
                                                         -----        -----       -----


     (*)  Not including accrued interest on non-income bearing loans.
     (**) Including a general allowance in accordance with Bank of Israel directives in the total amount of NIS 38.5 million (as of December 31, 2002 - NIS 38.5 million; as of December 31, 2001 - NIS 38.5 million).

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     C.   ALLOWANCE FOR DOUBTFUL DEBTS (CONT'D)

                                                             2001
                                                ------------------------------
                                               SPECIFIC    SUPPLEMENTARY
                                              ALLOWANCE(*) ALLOWANCE(**) TOTAL
                                                -----        -----       -----
                                                          NIS MILLIONS
                                                ------------------------------
Balance of allowance at beginning of year       166.3         56.1       222.4
                                                -----        -----       -----

Current provisions                              115.8         20.6       136.4
Reduction in allowances                          (7.4)        (4.5)      (11.9)
                                                -----        -----       -----
Amount charged to the income statement          108.4         16.1       124.5
                                                -----        -----       -----

Bad debts written off                           (22.1)           -       (22.1)
Inflationary and other adjustments               (1.7)           -        (1.7)
                                                -----        -----       -----

Balance of allowance at end of year             250.9         72.2       323.1
                                                =====        =====       =====



     (*)  Not including accrued interest on non-income bearing loans.
     (**) Including a general allowance in accordance with Bank of Israel directives in the total amount of NIS 38.5 million (as of December 31, 2002 - NIS 38.5 million, as of December 31, 2001 - NIS 38.5 million).

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     D. CLASSIFICATION OF BALANCES OF CREDIT TO THE PUBLIC (1) AND OFF-BALANCE SHEET CREDIT RISK (2) IN ACCORDANCE WITH THE SIZE OF THE CREDIT PER BORROWER.

                                              DECEMBER 31, 2003                       DECEMBER 31, 2002
                                     ---------------------------------     -----------------------------------
AMOUNT OF CREDIT PER               NUMBER OF                   CREDIT    NUMBER OF                    CREDIT
BORROWER                          BORROWERS (3) CREDIT (1)     RISK (2) BORROWERS (3)  CREDIT (1)     RISK (2)
--------------------                 -----       -------       -------     -----       --------       --------
NIS THOUSANDS                                        NIS MILLIONS                            NIS MILLIONS
-------------                                    ---------------------                 -----------------------
Up to 7                                189           0.8             -       257            1.2              -
From 7 to 18                           161           1.9             -       340            4.0              -
From 18 to 35                           99           2.5             -       357            6.3            2.1
From 35 to 70                           92           4.6             -       177            8.2            0.5
From 70 to 140                          97           9.1           1.1       121           10.7            0.9
From 140 to 285                         91          17.4           1.3       103           19.0            0.9
From 285 to 530                         90          33.1           2.4       121           41.2            4.4
From 530 to 1,060                      140         104.8           5.1       155          114.5            4.9
From 1,060 to 1,770                    112         145.6           6.6       126          156.2            5.8
From 1,770 to 3,500                    110         253.4          13.6       163          349.8           18.6
From 3,500 to 7,100                     85         399.2          21.5       109          482.3           44.2
From 7,100 to 17,700                    63         648.5          33.3       102        1,016.9           77.6
From 17,700 to 35,000                   25         558.1          49.1        30          623.6          184.4
From 35,000 to 177,000                  15         683.8         270.6        24        1,149.9          311.1
From 177,000 to 355,000                  -             -             -         1           81.5          127.8
From 2,800,000 to 7,118,800(4)           1    (5)6,405.3             -         1     (5)6,925.2              -
                                     -----    ----------       -------     -----     ----------       --------
                                     1,370       9,268.1         404.6     2,187       10,990.5          783.2
                                     =====    ==========       =======     =====     ==========       ========


(1)  The credit is net of the specific allowances for doubtful debts.
(2) Credit risk relating to off-balance sheet financial instruments as computed for the purpose of per borrower debt limitations.
(3)  The number of borrowers is based on the total credit and credit risk.
(4) The maximum credit in the highest grade is NIS 6,405.3 million (December 31, 2002 - NIS 6,925.2 million)
(5)  Credit is secured by a guarantee of the State.

     E.   CUSTOMER'S DEBT RECLASSIFIED AS AVAILABLE FOR SALE SECURITIES

     In his letter of dated July 15, 2003, regarding a debt of a customer in respect of which a Receiver was appointed to realize shares pledged in favor of the Bank, the Supervisor of Banks stated that it is no longer proper to treat the outstanding balance of the debt, due to be repaid through the realization of the said shares by the Receiver, as a "credit to the public" item. Accordingly, the balance of the debt was reclassified on June 30, 2003, and stated as shares included in the item "Available-for-sale securities", presented at their market value at that date.

     Changes in the market value of these shares since that date, are recorded in a capital reserve. In view of the inability of the customer to honor his debt, the Bank in the past classified this loan as a non-income bearing loan and created the allowance required as a result. The additional allowance for doubtful debts recorded in respect of the classification of the loan as non-income bearing was not reversed, despite the above change in classification, and is included in the "Other liabilities" item.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 5 - CREDIT TO GOVERNMENTS

                                                      DECEMBER 31  DECEMBER 31
                                                         2003        2002
                                                         -----       -----
                                                     NIS MILLIONS  NIS MILLIONS
                                                         -----       -----
Deposits in foreign currency out of loans received        31.4        37.6
Amounts receivable in connection with exchange
 rate insurance of capital notes                          28.2        35.2
Credit to foreign governments                             21.1        82.1
Other credit                                              24.5        33.2
                                                         -----       -----

Total credit to governments                              105.2       188.1
                                                         =====       =====




NOTE 6 - INVESTMENT IN AFFILIATES

                                             DECEMBER 31  DECEMBER 31
                                                2003        2002
                                                ----        ----
                                           NIS MILLIONS   NIS MILLIONS
                                                ----        ----
Shareholders' loans                                -         0.9
                                                ----        ----
Total investment in affiliates                     -         0.9
                                                ====        ====
Bank's share in losses of affiliates, net       (0.4)       (0.5)
                                                ====        ====


NOTE 7 - FIXED ASSETS

     A. This item includes equipment, computers, furniture and motor vehicles as follows:


                                              CHANGES DURING THE YEAR
                                   AT            ------------------           AT
                                JANUARY 1                                  DECEMBER 31
                                  2003         ADDITIONS     DISPOSALS       2003
                                  ----           ----          ----          ----
                             NIS MILLIONS    NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                  ----           ----          ----          ----

Cost                              60.2            0.2          (2.8)         57.6
Accumulated depreciation         (50.0)          (5.3)          2.4         (52.9)
                                  ----                                       ----

Net book value                    10.2                                        4.7
                                  ====                                       ====


     B.   The average rate of depreciation is 31% (2002 - 29%).

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 8 - OTHER ASSETS

                                                         DECEMBER 31    DECEMBER 31
                                                            2003          2002
                                                            ----          ----
                                                        NIS MILLIONS   NIS MILLIONS
                                                            ----          ----
Excess of income tax advances over current
 provisions                                                  1.6           0.5
Prepaid expenses                                             4.5           3.4
Payroll VAT refundable                                      11.8           6.6
Sundry receivables and debit balances                        2.4           4.0
Debit balances in respect of financial derivatives           7.9          37.3
                                                            ----          ----

Total other assets                                          28.2          51.8
                                                            ====          ====



NOTE 9 - PERPETUAL DEPOSITS WITH THE ISRAEL TREASURY

                                                                     DECEMBER 31    DECEMBER 31
                                                                        2003           2002
                                                                        -----          -----
                                                                    NIS MILLIONS    NIS MILLIONS
                                                                        -----          -----
Deposit in respect of the "C", "CC" and "CC1" non-redeemable
 participating preference shares linked to the U.S. dollar (B)          305.3          305.5

Deposit in respect of the "D" redeemable non-participating
 preference shares linked to the U.S. dollar (C)                        112.6          112.6

Deposit in respect of the "DD" redeemable non-participating
 preference shares linked to the U.S. dollar (C)                        381.4          381.8
                                                                        -----          -----

Total perpetual deposits with the Treasury                              799.3          799.9
                                                                        =====          =====


     A. On May 6, 1996, an agreement was signed between the Bank and the Treasury of the State of Israel regarding the changes in the method of computing the linkage on perpetual deposits, which the Bank had deposited with the Israeli Treasury with respect to the Bank's share capital (C, CC, CC1, D, and DD).

          Until the signing of the agreement the aforementioned deposits were linked to the exchange rate of the dollar. In addition, the deposits bear dollar-linked interest at a rate, which, after the payment of VAT on profit imposed on the Bank's earnings (which is paid to the Bank by the Treasury of the State of Israel) leaves the Bank with an amount comprising net interest at a rate of 7.5% per annum, equivalent to the dividend the Bank customarily pays on the aforementioned preferred shares. Pursuant to an Order of the Income Tax Authorities, the interest and linkage differentials paid on the deposits are exempt from tax, except for VAT on profit on the interest. The deposits will be repaid to the Bank at the time of the redemption of the relevant shares or upon liquidation of the Bank.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 9 - PERPETUAL DEPOSITS WITH THE ISRAEL TREASURY (CONT'D)

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

          The deposit agreements do not explicitly relate to the interest on the perpetual deposits in respect of the period during which the Bank is prevented from distributing the aforementioned preferred dividends, or to whether the interest will accrue and be paid when the Bank pays the accrued preferred dividends in arrears or upon liquidation. The Bank's Board of Directors reached the conclusion that the interest, which is not claimed due to the non-payment of dividend, would accrue to the Bank's credit and, accordingly, upon liquidation, it would become part of the liquidation assets. The amount of the accrued interest, which has not yet been claimed as above, totals NIS 58.7 million and is not recorded in the financial statements. This amount is equal to the amount of the accrued dividend in arrears, which also is not recorded in the financial statements. Of the above amount NIS 38.1 million relates to 2003. See Note 16F for further details as to the discontinued distribution of dividend and the approach to the Ministry of Finance and the Government Corporations Authority in the above matters.

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

          The above-mentioned agreement resulted in an increase in the amounts of the deposits with the Treasury as well as in the Bank's shareholders' equity. Such increase, as at the date of the signing of the agreement, amounted to NIS 279.6 million.

          This increase in capital was reflected in the statement of shareholders' equity under "change in capital due to changes in rights of "B.1" ordinary share". Out of the above-mentioned amount, NIS 106.7 million, relating to differences in respect of the participating shares, was credited to the "accumulated difference on translation of dollar linked deposits".

          The balance of the increase in capital, in the amount of NIS 172.9 million, which relates to deposits in respect of non-participating shares, was credited to the "accumulated difference on translation of CPI linked deposits".

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 9 - PERPETUAL DEPOSITS WITH THE ISRAEL TREASURY (CONT'D)

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

     C. Up to May 6, 1996, the above-mentioned deposits were linked to the dollar. The difference which arose up to May 6, 1996, between the adjustment of the deposits on the basis of the dollar linkage in respect of the non-participating preferred "D" and "DD" shares, which do not constitute shareholder's equity and which are also linked to the dollar, and the adjustment of the above-mentioned deposit to the CPI, was reflected in the statement of income, as was reflected the difference arising from the liabilities in respect of these shares.

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


NOTE 10 - DEPOSITS FROM THE PUBLIC

                                       DECEMBER 31      DECEMBER 31
                                          2003             2002
                                        -------          -------
                                      NIS MILLIONS    NIS MILLIONS
                                        -------          -------
Demand deposits                            65.5             99.1
Fixed-term and other deposits             405.6            876.6
Savings deposits                          148.9            315.7
                                        -------          -------

Total deposits from the public            620.0          1,291.4
                                        =======          =======

NOTE 11 - DEPOSITS FROM BANKS

                                       DECEMBER 31     DECEMBER 31
                                         2003             2002
                                        -------          -------
                                      NIS MILLIONS     NIS MILLIONS
                                        -------          -------
Fixed-term deposits                        80.8            365.3
Acceptances                                   -              2.7

BANK OF ISRAEL* -
Fixed-term deposits                         0.7             11.3
Special credit line                     2,091.2          2,091.3
                                        -------          -------

Total deposits from banks               2,172.7          2,470.6
                                        =======          =======



     * See Note 17 regarding pledges to secure credit received from the Bank of Israel.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

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

NOTE 13 - CAPITAL NOTES

     This series of capital notes of a par value of $ 49,976,000 bears interest at the rate of 7.5% per annum and was due on December 31, 1998. The terms of the above capital notes provide that the redemption date of notes for which the holders did not give notice of their intention to redeem, will be deferred by an additional 18 months each time. Over the last five years, notes of a par value of $ 43,551,000 were redeemed. Accordingly, the balance of notes still outstanding as at December 31, 2003 amounts to $ 6,425,000 (NIS 28,135,075) (December 31, 2002 - $ 7,576,000). The next redemption date for the capital notes is December 31, 2004. The Bank is entitled to redeem the unredeemed capital notes at a premium of 5%.

     See Note 5 regarding amounts receivable with respect to exchange rate insurance on the capital notes.

NOTE 14 - OTHER LIABILITIES



                                                                           DECEMBER 31    DECEMBER 31
                                                                              2003           2002
                                                                              -----         -----
                                                                           NIS MILLIONS  NIS MILLIONS
                                                                              -----         -----
Excess of provision for severance pay and pensions over
 amounts funded (see Note 18)                                                  33.8          46.0

Provision for vacation pay, long-service
 bonus and unutilized sick leave (see Note 18)                                  8.1          12.5

Deferred income                                                                 1.8          10.6

Credit balances in respect of financial derivatives                             1.7          38.0

Allowance for doubtful debts in respect of an off-balance sheet item            1.4          20.2

Sundry creditors and credit balances                                           29.4          28.9
                                                                              -----         -----

Total other liabilities                                                        76.2         156.2
                                                                              =====         =====

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 15 - NON-PARTICIPATING SHARES

     A.   COMPOSITION:

                                                                  DECEMBER 31     DECEMBER 31
                                                                     2003            2002
                                                                     -----          -----
                                                                  NIS MILLIONS   NIS MILLIONS
                                                                     -----          -----
"B" ordinary shares                                                      -              -
"D" preference shares linked to the US dollar (*)                     71.6           76.0
"DD" preference shares linked to the US dollar (*)                   242.6          257.5
                                                                     -----          -----

Total non-participating shares                                       314.2          333.5
                                                                     =====          =====


     (*) See Note 9 regarding a corresponding deposit with the Israel Treasury in respect of non-participating preference shares.

     B. ADDITIONAL DATA REGARDING THE NON-PARTICIPATING SHARES AND THE PRINCIPAL RIGHTS ATTACHED THERETO (THE AMOUNTS ARE IN HISTORICAL VALUES)


                                                                AUTHORIZED         ISSUED AND PAID
                                                                ---------      -------------------------
                                                                   2003           2003           2002
NUMBER OF                                                       ---------      ---------       ---------
SHARES               CLASS OF SHARES                               NIS            NIS             NIS
---------    -------------------------------------------------  ---------      ---------       ---------
 135,399     "B" ordinary shares of NIS 0.1
              each                                                 13,539.9       13,489.9        13,489.9

 164,000     7.5% cumulative redeemable
             "D" preference shares of
             NIS 0.03 each, linked to the
             US dollar at the rate of
             $1 = NIS 0.0003, redeemable
             at a premium of 5 5/8 %
             (redemption dates will be
             determined by the Bank subject
             to approval by the Israeli Treasury)                   4,920          4,904           4,904

  60,000     7.5% cumulative redeemable
             (without premium)
             "DD" preference shares of
             NIS 2.1 each, linked to the
             US dollar at the rate of
             $1 = NIS 0.0021 (redemption dates
             will be determined by the Bank,
             subject to approval by the Israeli Treasury)         126,000        116,359         116,359
                                                                -----------    -----------     -----------

             Total shares                                         144,459.9      134,752.9       134,752.9
                                                                ===========    ===========     ===========

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 15 - NON-PARTICIPATING SHARES (CONT.)

     C.   For rights in dividend distributions - see Note 16 E.
     D.   For cessation of dividend distributions - see Note 16 F.
     E.   For rights upon liquidation - see Note 16 G.
     F. All the non-participating shares are not traded on the Tel-Aviv Stock Exchange.

NOTE 16 - SHAREHOLDERS' EQUITY

     A. The share capital is composed of registered shares, which are traded on the Tel-Aviv Stock Exchange. The following are details regarding the historical value of the share capital and the principal rights attaching thereto:

                                                             AUTHORIZED              ISSUED AND PAID
                                                             ---------         ---------------------------
                                                                2003              2003             2002
NUMBER OF                                                    ---------         ---------         ---------
SHARES               TYPE OF SHARES                             NIS               NIS               NIS
-----------          -------------------------------         ---------         ---------         ---------
     16,000          "A" ordinary shares of NIS 0.1
                     each (*)                                    1,600            *1,510         (*) 1,510

          1          "B.1" ordinary share of
                     NIS 0.1                                       0.1           (*) 0.1           (*) 0.1

  1,000,000          8% cumulative participating
                     preferred ordinary shares of
                     NIS 0.001 each                              1,000             1,000             1,000

 17,000,000          6% cumulative participating
                     "C" preference shares of
                     NIS 0.00018 each linked to the
                     US dollar at the rate of $1 =
                     NIS 0.00018                                 3,060             3,060             3,060

  1,000,000          6% cumulative participating
                     "CC" preference shares of
                     NIS 0.003 each linked to the
                     US dollar at the rate of $1 =
                     NIS 0.0003                                  3,000             3,000             3,000

  1,740,000          6% cumulative participating
                     "CC1" preference shares of
                     NIS 0.003 each linked to the
                     US dollar at the rate of $1 =
                     NIS 0.0003                                  5,220             5,204             5,204

     50,100          Unclassified shares of NIS 0.1
                     each                                        5,010                 -                 -
                                                             ---------         ---------         ---------
                     Total                                    18,890.1          13,774.1          13,774.1
                                                             =========         =========         =========

     (*)  Not traded on the Tel Aviv Stock Exchange.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

     B.   The following are details of the annual dividends

                                                        2003                            2002
                                          -------------------------------   -------------------------------
                                        HISTORICAL VALUE       ADJUSTED   HISTORICAL VALUE       ADJUSTED
                                          ------------       ------------   ------------       ------------
                                          NIS MILLIONS       NIS MILLIONS   NIS MILLIONS       NIS MILLIONS
                                          ------------       ------------   ------------       ------------
         Preferred ordinary shares               -                 -               -                 -
         "C" preference shares                   -                 -             2.4               2.5
         "CC" preference shares                  -                 -             1.4               1.5
         "CC1" preference shares                 -                 -             2.4               2.5
                                               ---               ---             ---               ---

         Total dividends                         -                 -             6.2               6.5
                                               ===               ===             ===               ===

     C.   VOTING RIGHTS

     Only "A" class ordinary shares and ordinary preference shares grant their holders the right to receive notification regarding general shareholders' meetings of the Bank, to participate and to vote in the general meetings of the Bank. Every "A" class ordinary share has 1000 votes and every ordinary preference share has one vote.

     D.   RIGHT TO APPOINT DIRECTORS

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

     E.   RIGHTS TO RECEIVE A PREFERENCE DIVIDEND

     According to the Bank's Articles of Association, in the event that there are sufficient profits, the Bank shall first distribute - a preferred dividend of 6% per annum (plus necessary adjustments due to linkage to the dollar) of the paid in capital of "C" class preference shares, 6% per annum (plus necessary adjustments due to linkage to the dollar) of the paid in capital of "CC" class preference shares, 6% per annum (plus necessary adjustments due to linkage to the dollar) of the paid in capital of "CC1" class preference shares, 7 1/2% per annum (plus necessary adjustments due to linkage to the dollar) of the paid in capital of "D" class preference shares, 7 1/2% per annum (plus necessary adjustments due to linkage to the dollar) of the paid in capital of "DD" class preference shares - all dividends being pari passu and pro-rata to the paid in capital of the aforementioned shares, and second, an 8% cumulative preferred dividend on the paid in capital of ordinary preference shares.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

     F.   CESSATION OF DIVIDEND DISTRIBUTION

     The issued and outstanding share capital of the Bank includes preferred shares of classes C, CC, CC1, D, and DD to which the Bank used to pay quarterly, 25% of the annual preferred dividend of those classes (the "quarterly dividend"). The Bank deposited the proceeds of issue of these preferred shares, with the Ministry of Finance in perpetual deposits (the "perpetual deposits"). According to the deposit agreements, the interest on the perpetual deposits, at a rate of 7.5% (plus differentials of linkage to the dollar), is paid to the Bank on the payment dates of the dividends to the aforementioned preferred shares. The deposit agreements do not expressly stipulate how the interest on the perpetual deposits should be handled during periods in which the Bank is prevented from distributing dividends on these preferred shares, and whether the interest will accrue and be paid when the Bank pays the accrued preferred dividends in arrears or upon liquidation.

     According to the Companies Law - 1999 (the "Companies Law"), a company is entitled to distribute dividends only from its profits (as defined therein), on the condition that no reasonable fear exists that such distribution would prevent the company from meeting its existing liabilities and its expected liabilities when they come due (hereinafter - the "repayment ability test"). Nevertheless, the Court is permitted to approve the distribution of a dividend not from the company's profits, if it is convinced that the company meets the "repayment ability test". According to the Directives of Proper Banking Procedures, the Supervisor of Banks prohibited distribution of dividends by a banking corporation if, among other things, one or more of the last three calendar years ended in a loss, or if the aggregate results of three quarters ending in the interim period for which the last interim financial statements were issued reflected a loss.

     The Bank ended the years 2001, 2002 and 2003 with a loss and as from the financial statements for the first quarter of 2002 the Bank has not had profits from which it could distribute a dividend under the Companies Law.

     The last quarterly dividend paid by the Bank in respect of the aforementioned preferred shares was the second quarterly dividend of 2002, and in order to distribute that dividend, the Bank obtained Court approval and the approval of the Supervisor of Banks.

     Immediately prior to the publication of the financial statements of the Bank for the third quarter of 2002, the Board of Directors of the Bank decided, at that stage, not to distribute a dividend for the third quarter of 2002. The decision was taken upon the advice of legal counsel and taking into consideration, among other things, the following issues:

     o The results of operations of the third quarter of 2002 and the crises which affected the Bank during that quarter.

     o    Non-existence of distributable profits under the Companies Law.

     o The prohibition on distribution of dividends according to the Bank's articles when there are no profits, even in nominal terms.

     o The prohibition on distribution of dividends according to the Directives of Proper Banking Procedure, as long as the Supervisor of Banks has not replied to the Bank's request and has not permitted such distribution.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

     F.   CESSATION OF DIVIDEND DISTRIBUTION (CONT'D)

     o The possibility that the interest on the Bank's perpetual deposits with the Ministry of Finance will continue to accrue to the credit of the Bank even if not actually paid, as long as no dividend is distributed.

     On December 1, 2002, the Bank received the reply of the Supervisor of Banks to its request for the position of the Supervisor on the matter of distributing a dividend in respect of the third quarter of 2002. The Supervisor's answer stipulated, among other things, that in the existing circumstances (as detailed in the letter), the Supervisor of the Banks believes that "it is inappropriate to distribute a dividend at this time". Nevertheless, the Supervisor of Banks noted that it was still not completely clear as to the legal aspects of various questions connected with the distribution of the dividend and the accrual of the interest on the perpetual deposits, and as to what the position of the State of Israel is on this issue. The Supervisor of Banks added that a copy of the letter had been sent to the Government Companies Authority and the Accountant General, and that following receipt of clarifications from them and from the Bank to the questions raised, the Supervisor will notify the Bank as to his position.

     In view of the lack of clarity as to the matter of the accrual of interest on the perpetual deposits during the period in which the Bank is prevented from distributing a dividend (the lack of clarity to which the Supervisor of Banks referred to in his letter) and in view of the possible ramifications of this matter on the distribution of the dividends in respect of the preferred shares, the Board of Directors deliberated the matter, taking into consideration a comprehensive legal opinion placed before the Board. The Board reached the conclusion that the interest not paid to the Bank due to the non-distribution of the dividend should accrue to the Bank's credit and, accordingly, in the event of the Bank's liquidation, the interest will be paid to the Receiver. In a letter dated January 22, 2003, the Bank requested from the Ministry of Finance and the Government Companies Authority to issue their positions on this matter as soon as possible.

     In its reply dated March 13, 2003, the Finance Ministry stated (among other things) that the monies paid on the perpetual deposits for purposes of distributing the dividend should be transferred to the Bank solely for purposes of redeeming the aforementioned redeemable preferred shares (Classes D and DD), or upon liquidation. In order to clarify matters and to avoid doubt, the Bank once again petitioned the Finance Ministry to confirm that it accepts the position of the Bank's Board of Directors as described above. Despite of the reminders that were sent by the Bank on this matter, the requested clarification has still not been obtained.

     During 2003 the Board of Directors of the Bank deliberated several times in the matter of the dividend on the said preferred shares. In view of all of the considerations and circumstances described above, the Board decided to abide by its previous decision and to refrain from distributing any further dividend for the time being.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

     F.   CESSATION OF DIVIDEND DISTRIBUTION (CONT'D)

     The amount of the accrued dividend in arrears in respect of the aforementioned preferred shares not recorded in the financial statements is NIS 58.7 million. This amount is equal to the amount of the accrued interest on the perpetual deposits, which was also not recorded in the financial statements. Of this amount, an amount of NIS 38.1 million is in respect of the year 2003

     G.   RIGHTS UPON LIQUIDATION

     Upon liquidation of the Bank, all available assets will be distributed to shareholders. Following are the stages of distribution of assets in accordance with the priorities appearing in the Bank's articles of association:

     o First - to pay cumulative preferred dividends in arrears, including dollar linkage differentials, to all classes of preference shares (C, CC, CC1, D, DD) - all being pari passu and pro-rata to the paid in capital of the aforementioned shares. As at December 31, 2003, the amount of cumulative preferred dividends in arrears on such shares which have not been accrued totaled NIS 52.8 million.
     o Second - to pay cumulative preferred dividends in arrears to preferred ordinary shares. As at December 31, 2003. The amount of cumulative preferred dividends in arrears on preferred ordinary shares which have not been accrued totaled NIS 120.
     o Third - to refund paid-in capital of "C" class preference shares, refund paid in capital (plus dollar linkage differentials) of "CC" class preference shares, refund paid in capital (plus dollar linkage differentials) of "CC1" class preference shares, refund paid in capital (plus dollar linkage differentials) of "D" class preference shares, refund paid in capital (plus dollar linkage differentials) of "DD" class preference shares - all being pari passu and pro-rata to the paid in capital of the aforementioned shares. As at December 31, 2003, the amount of paid-in capital of such shares totaled NIS 508.4 million.
     o Fourth - refund paid in capital of preferred ordinary shares. As at December 31, 2003 the amount of paid-in capital on such shares totaled NIS 1 thousand.
     o Fifth - refund paid in capital of class "A" ordinary shares, refund paid in capital of class "B" ordinary shares, refund paid in capital of class "B1" ordinary share - all being pari passu and pro-rata to the paid in capital of the aforementioned shares. As at December 31, 2003 the amount of paid in capital of such ordinary shares totaled NIS 15 thousand.
     o Sixth - the remainder of the differences to be paid (if at all) to the Bank by the State of Israel upon liquidation as a result of the increase in rate of the CPI compared with the increase in the representative exchange rate of the dollar, in respect of the deposits made by the Bank with the State, totaling, as at December 31, 2003, NIS 279.7 million, shall be paid to the holder or holders of the class "B1" ordinary share.
     o Seventh - The surplus of the ordinary assets shall be divided between the holders of ordinary "A" shares, and the holders of preferred ordinary shares and the holders of preference "C" shares and the holders of preference "CC" shares and the holders of preference "CCI" shares, in accordance with the capital paid up thereon and in the proportion of - ten for every Agora paid up on each ordinary "A" share, ten for every Agora paid up on each preferred ordinary share, ten for every Agora paid up on each preference "C" share, six for every Agora paid up on each preference "CC" share and six for every Agora paid up on each preference "CC" share - all pari passu and proportionately to the capital paid up on such shares.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

     H. NOTIFICATION REGARDING THE POSSIBLE SUSPENSION OF TRADE OF THE BANK'S ORDINARY PREFERRED SHARES

     During April 2003, the Bank was notified by the Tel Aviv Stock Exchange Ltd. (hereinafter - the "Stock Exchange") whereby in an examination made by the Stock Exchange, it found that the preferred ordinary shares of the Bank
     - traded on the Stock Exchange - did not comply with the Stock Exchange's preservation guidelines as provided in its articles, under which the public's holdings in such shares must amount to at least NIS 1.6 million. The number of preferred ordinary shares traded on the Stock Exchange is 1,000,000 and their par value is NIS 1,000. Aside from these shares, Classes C, CC, and CC1 shares of the Bank are also traded on the Stock Exchange.

     According to the aforementioned notification, if the examination to be conducted on September 30, 2003 shows that these shares do not comply with the preservation guidelines, the Board of Directors of the Stock Exchange will discuss, at its October 2003 meeting, whether or not to suspend trading of those shares. In a letter dated October 26, 2003 the Stock Exchange notified the Bank that since the value of the public's holdings as at that date was higher than 1.6 million, it was not recommended before the Board of Directors of the Stock Exchange to suspend trading of the aforementioned shares. In its letter the Stock Exchange also states that the next examination of compliance with preservation guidelines will be conducted at the beginning of January 2004 on the basis of the data as at December 31, 2003. An orral clarification made with the Stock Exchange disclosed that the said shares complied with the preservation guidelines also on the basis of the data as of December 31, 2003.

NOTE 16A - CAPITAL ADEQUACY IN ACCORDANCE WITH DIRECTIVES OF THE SUPERVISOR OF
           BANKS

     Following is the calculation of capital adequacy in accordance with Directives Nos. 311 and 341 of the Supervisor of Banks, regarding "Minimal Capital Ratio" and "Capital Allocation with respect to Exposure to Market Risks":

     A.   CAPITAL FOR PURPOSES OF CALCULATING CAPITAL RATIO

                                       DECEMBER 31    DECEMBER 31
                                          2003           2002
                                          -----         -----
                                       NIS MILLIONS  NIS MILLIONS
                                          -----         -----
         First tier capital                (9.4)         64.7
         Second tier capital (*)              -          64.7
                                          -----         -----

         Total capital                     (9.4)        129.4
                                          =====         =====

     (*) The general allowance for doubtful debts, in the amount of NIS 38.5 million was deducted from the credit since it is not a part of the second tier capital.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 16A - CAPITAL ADEQUACY IN ACCORDANCE WITH DIRECTIVES OF THE SUPERVISOR OF
           BANKS (CONT'D)

     B.   WEIGHTED-BALANCES OF CREDIT RISK

                                                            DECEMBER 31, 2003                 DECEMBER 31, 2002
                                                        --------------------------         --------------------------
                                                                       WEIGHTED CREDIT                   WEIGHTED CREDIT
                                                      BALANCES(**)      RISK BALANCES    BALANCES(**)      RISK BALANCES
                                                        --------          --------         --------          --------
                                                      NIS MILLIONS      NIS MILLIONS     NIS MILLIONS      NIS MILLIONS
                                                        --------          --------         --------          --------
         ASSETS
         Cash and deposits with Banks                      143.9              17.4            243.6              26.0
         Securities                                         85.4              85.4             71.6              71.3
         Credit to the public (*)                        9,189.6           2,706.8         10,908.1           3,660.5
         Credit to governments and
         perpetual deposits with the
         Treasury                                          904.5               5.6            988.0              15.4
         Investments in affiliates                             -                 -              0.9               0.9
         Premises and equipment                              4.7               4.7             10.2              10.1
         Other assets                                       28.2               6.0             51.8              20.9
                                                        --------          --------         --------          --------

         Total assets                                   10,356.3           2,825.9         12,274.2           3,805.2
                                                        ========          ========         ========          ========

         OFF-BALANCE SHEET FINANCIAL
         INSTRUMENTS:
         Transactions representing credit risk             457.3             342.9            491.6             472.9
         Derivative financial instruments                  911.5               8.9            418.3             158.7
                                                        --------          --------         --------          --------

         Total off-balance sheet financial
         instruments                                     1,368.8             351.8            909.0             631.6
                                                        --------          --------         --------          --------

         Total credit risk assets                       11,725.1           3,177.7         13,184.1           4,436.8
         Market risk                                                         218.2                               72.2
                                                        --------          --------         --------          --------

         Total risk assets                              11,725.1           3,395.9         13,184.1           4,509.0
                                                        ========          ========         ========          ========

     (*) The general allowance for doubtful debts, in the amount of NIS 38.5 million was deducted from the credit since it is not a part of the second tier capital.

     (**) Assets - balance sheet amounts, off-balance sheet financial instruments - nominal balances weighted by credit conversion factors.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 16A - CAPITAL ADEQUACY IN ACCORDANCE WITH DIRECTIVES OF THE SUPERVISOR OF
           BANKS (CONT'D)

     C.   RATIO OF CAPITAL TO TOTAL RISK ASSETS

                                                                       DECEMBER 31    DECEMBER 31
                                                                           2003           2002
                                                                           -----         -----
                                                                             %             %
                                                                           -----         -----
Ratio of first tier capital to total risk assets                           (0.28)         1.43
Ratio of second tier capital to total risk assets                              -          1.43
                                                                           -----         -----

Ratio of total first and second tier capital to total risk assets          (0.28)         2.86
                                                                           =====         =====

     On November 26, 2003, the Supervisor of Banks informed the Bank that it no longer has to maintain a "Minimal Capital Ratio" of 15%. Accordingly, the required capital ratio is 9% as prescribed by Proper Banking Procedure guidelines.

NOTE 17 - LIENS AND RESTRICTIVE CONDITIONS

     A. As mentioned in Note 1A, commencing on November 14, 2002, a special credit line was placed at the disposal of the Bank by the Bank of Israel. In connection with receipt of this credit line, the Bank signed on November 14, 2002 a debenture in favor of the Bank of Israel, whereby the Bank registered a first degree floating charge on all of its assets, excluding the following assets:

          - Loans and credits under State guarantee at a total balance sheet value, as of December 31, 2003, of NIS 6.4 billion.

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

     Under this debenture, the Bank undertook, among other things, not to place additional pledges on the assets pledged as part of the debenture and not to dispose of such assets, in any form, without receiving the prior written consent of the Bank of Israel. Notwithstanding the above, the debenture stipulates that the floating charge placed therein does not prevent the Bank, or restrict the Bank in the ordinary course of its business, including the fulfillment of its obligations, receiving repayments of credit or granting credit.

     Upon signing the debenture, the Bank notified the Governor of the Bank of Israel that it intends on continuing its efforts to obtain a subordination of the State's deposits with the Bank, which would satisfy the Bank of Israel and alleviate the necessity of pledging the Bank's assets in favor of the Bank of Israel.

     The balance of the credit line (including accrued interest) as of December 31, 2003, was an amount of NIS 2,091.2 million.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 17 - LIENS AND RESTRICTIVE CONDITIONS (CONT.)

     B. As part of the arrangement determined by the Bank of Israel for the granting of monetary credit to the banking industry, the Bank registered floating charges on Government bonds traded on the Stock Exchange. Following are details as to credit received, bonds pledged and deposits with Bank of Israel.

                                        DEPOSITS RECEIVED           GOVERNMENT BONDS             DEPOSITS WITH
                                      FROM BANK OF ISRAEL(*)            PLEDGED                 BANK OF ISRAEL
                                      ----------------------            -------                 --------------
                                           NIS MILLIONS               NIS MILLIONS               NIS MILLIONS
                                           ------------               ------------               ------------
                                        2003          2002           2003      2002           2003           2002
                                        ----          ----           ----      ----           ----           ----
         Balance at year
         end                               -          11.3             -          -           57.0          113.7

         Average balance
         during the year(**)             4.8           7.4             -       55.8           37.6          193.6

         Highest balance
          during the year(**)           11.3          13.8             -      135.7          113.7          442.4

     *    Not including the special credit line as detailed in A above.
     ** The average balance and highest balance are based on the month-end balances during the year.

     C. Deposits with banks in the amount of NIS 11 million have been pledged by the Bank in favor of those banks. Bank of Israel gave its consent to the pledge, which serves as security for transactions in derivative financial instruments with those banks.

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

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 18 - EMPLOYEE RIGHTS (CONT'D)

     A.   SEVERANCE PAY (CONT'D)

     2. Commencing on July 15, 2002, Mr. A. Galili has been serving as the CEO. of the Bank. The Bank signed an employment agreement with Mr. Galili in which the Bank undertook to employ him for a period of three years.

          Commencing on August 14, 2002, Dr. Ra'anan Cohen has been serving as the Chairman of the Board of Directors of the Bank. The Bank signed an agreement with Dr. Cohen whereby it undertook to employ him for a four year period.

          On September 1, 2002, Mr. A. Savir joined the Bank's Management team. Mr. Savir serves as deputy CEO and is in charge of the Bank's credit operations. The Bank signed an employment agreement with Mr. Savir whereby it undertook to employ him for a three year period.

     3. Bank Management decided to take steps to significantly reduce the Bank's operating and manpower costs. As part of this process, it was also decided to make a significant reduction in the number of workers employed by the Bank. On December 26, 2002, a special collective agreement was signed by the Bank, the General Federation of Labor and the Bank's workers committee regarding the termination of Bank employees, termination payments to which those employees will be entitled, and reduction in the salaries of those employees remaining with the Bank.

          The financial statements for 2002 include non-recurring provisions in an amount of NIS 35 million in respect of the termination payments, which the Bank Management estimates it will have to make to the employees of the Bank, the Deputy CEO, CEO and to the Chairman of the Board. The balance provision amounts at December 31, 2003, to NIS 24.7 million.

     4. In the past, the Bank signed personal employment agreements with four senior employees of the Bank. In accordance with these agreements in the event of the resignation of the employee, the Bank has undertaken to make increased severance payments and pay an "adaptation bonus" in addition to the regular severance pay. This liability is covered by an appropriate provision included in the provision for severance pay.

          These employees are entitled to severance pay at higher rates in the event that their employment is terminated by the Bank. The Bank and the said employees have the right to terminate their employment relationship by giving prior notice of three months.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 18 - EMPLOYEE RIGHTS (CONT.)

     A.   SEVERANCE PAY (CONT'D)

          The provision calculated in respect of each of the aforementioned employees is based on the severance pay that each will be entitled to receive upon resigning. The maximum amount that the Bank will have to pay in the event that the employement of all of the said executives is terminated with immediate effect amounts to NIS 3.5 million. A provision was made in respect of this commitment.

          Data relating to provisions and funding included in the balance sheet:

                                                        DECEMBER 31    DECEMBER 31
                                                            2003          2002
                                                            ----          ----
                                                        NIS MILLIONS  NIS MILLIONS
                                                            ----          ----
Provision for severance pay                                 58.5          85.0
Amounts funded with pension and provident funds,
 including earnings thereon                                 24.7          39.0
                                                            ----          ----
Unfunded provision included in "Other liabilities"          33.8          46.0
                                                            ====          ====

          The Bank may not withdraw amounts funded other than for the purpose of discharging severance pay liabilities.

     B.   UNUTILIZED SICK LEAVE

     Upon retirement, employees are entitled, under certain conditions, to compensation in respect of unutilized sick leave. In the opinion of Management of the Bank an adequate provision has been included in the financial statements in this respect. The balance of the provision as of balance sheet date totals NIS 4.3 million (December 31, 2002 - NIS 7.5 million) and is included in the "Other liabilities" item.

     C.   LONG SERVICE BONUS

     In accordance with the employment agreement existing at the Bank, employees who are subject to this agreement are entitled to a special long service bonus upon completing periods of twenty-five years and thirty years of service with the Bank. A full provision has been made in the financial statements for this liability, based on the probability of the employee still being employed by the Bank on the effective dates. The amount has been discounted at a rate of 3.5% per annum (2002 - 3.5%). These rates are net of the expected real increase in salaries. The balance of the provision as of balance sheet date is NIS 0.3 million (December 31, 2002 - NIS 0.4 million). This balance is included in "Other liabilities".

     D.   UNUTILIZED VACATION

     The balance of the provision for unutilized vacation as of balance sheet date is NIS 3.5 million (December 31, 2002 - NIS 4.6 million). The balance is included in "Other liabilities".

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 19 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS

                                                                       DECEMBER 31, 2003
                                  ---------------------------------------------------------------------------------------
                                                                   FOREIGN CURRENCY OR LINKED
                                       ISRAELI CURRENCY                      THERETO
                                  -------------------------         -------------------------
                                                   LINKED TO          US             OTHER       NON-MONETARY
                                 UNLINKED           THE CPI         DOLLAR         CURRENCIES       ITEMS         TOTAL
                                  --------         --------         --------         --------       --------     --------
                                NIS MILLIONS     NIS MILLIONS     NIS MILLIONS     NIS MILLIONS   NIS MILLIONS NIS MILLIONS
                                  --------         --------         --------         --------       --------     --------
ASSETS
Cash and deposits
with banks                            45.0             28.5             63.2              7.2              -        143.9
Securities                             1.2             13.8              0.1                -           70.3         85.4
Credit to the public               1,125.1            993.2          6,902.2            169.1              -      9,189.6
Credit to governments                    -             24.4             49.4             31.4              -        105.2
Fixed assets                             -                -                -                -            4.7          4.7
Other assets                          23.5                -                -              0.2            4.5         28.2
Perpetual deposits with
the Israeli Treasury                     -            799.3                -                -              -        799.3
                                  --------         --------         --------         --------       --------     --------

Total assets                       1,194.8          1,859.2          7,014.9            207.9           79.5     10,356.3
                                  --------         --------         --------         --------       --------     --------

LIABILITIES
Deposits of the public               237.5            275.4             97.6              9.5              -        620.0
Deposits of banks                  2,091.9             23.0             26.4             31.4              -      2,172.7
Deposits of
the Government                           -            404.5          6,544.8                -              -      6,949.3
Perpetual deposit                      0.1                -                -                -              -          0.1
Capital notes                            -                -             28.2                -              -         28.2
Other liabilities                     28.2             42.8              1.7              1.7            1.8         76.2
                                  --------         --------         --------         --------       --------     --------

Total liabilities                  2,357.7            745.7          6,698.7             42.6            1.8      9,846.5
                                  --------         --------         --------         --------       --------     --------

Difference                        (1,162.9)         1,113.5            316.2            165.3           77.7        509.8

Forward transactions, net            673.6           (226.5)          (294.4)          (152.7)             -            -
In the money options, net
(in base asset terms)                 16.5                -            (16.5)               -              -            -
                                  --------         --------         --------         --------       --------     --------

Total                               (472.8)           887.0              5.3             12.6           77.7        509.8
                                  ========         ========         ========         ========       ========     ========
In the money options, net
(discounted par value)                17.5                -            (17.5)               -              -            -
                                  ========         ========         ========         ========       ========     ========

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 19 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS (CONT'D)


                                                                     DECEMBER 31, 2002
                                  --------------------------------------------------------------------------------------
                                                                  FOREIGN CURRENCY OR LINKED
                                      ISRAELI CURRENCY                     THERETO
                                  -------------------------        -------------------------
                                                  LINKED TO           US             OTHER       NON-MONETARY
                                  UNLINKED         THE CPI          DOLLAR         CURRENCIES       ITEMS         TOTAL
                                  --------         --------        --------         --------       --------     --------
                                NIS MILLIONS     NIS MILLIONS    NIS MILLIONS     NIS MILLIONS   NIS MILLIONS NIS MILLIONS
                                  --------         --------        --------         --------       --------     --------
ASSETS
Cash and deposits
with banks                            57.3             34.8           140.2             11.3              -        243.6
Securities                             1.8             27.5             3.1                -           39.2         71.6
Credit to the public               1,278.1          1,444.8         7,912.7            272.5              -     10,908.1
Credit to governments                  0.6             32.7           117.2             37.6              -        188.1
Investment in affiliates                 -                -             0.9                -              -          0.9
Fixed assets                             -                -               -                -           10.2         10.2
Other assets                          34.3                -             0.2             13.9            3.4         51.8
Perpetual deposits with
the Israeli Treasury                     -            799.9               -                -              -        799.9
                                  --------         --------        --------         --------       --------     --------

Total assets                       1,372.1          2,339.7         8,174.3            335.3           52.8     12,274.2
                                  --------         --------        --------         --------       --------     --------

LIABILITIES
Deposits of the public               302.3            769.2           173.1             46.8              -      1,291.4
Deposits of banks                  2,102.7            157.7           171.7             38.6              -      2,470.6
Deposits of
the Government                           -            618.2         7,093.3                -              -      7,711.5
Perpetual deposit                      0.1                -               -                -              -          0.1
Capital notes                            -                -            35.2                -              -         35.2
Other liabilities                     35.5             87.0            14.3              8.7           10.6        156.2
                                  --------         --------        --------         --------       --------     --------

Total liabilities                  2,440.6          1,632.1         7,487.6             94.1           10.6     11,665.0
                                  --------         --------        --------         --------       --------     --------

Difference                        (1,068.5)           707.6           686.7            241.2           42.2        609.2

Forward transactions, net            772.1                -          (546.0)          (226.1)             -            -
In the money options, net
(in base asset terms)                 85.6                -           (85.6)               -              -            -
                                  --------         --------        --------         --------       --------     --------

Total                               (210.8)           707.6            55.1             15.1           42.2        609.2
                                  ========         ========        ========         ========       ========     ========
In the money options, net
(discounted par value)               113.5                -          (113.5)               -              -            -
                                  ========         ========        ========         ========       ========     ========

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 20 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS AND MATURITY DATE


                                                                              DECEMBER 31, 2003
                                             ------------------------------------------------------------------------------------
                                            ON DEMAND  FROM ONE  FROM THREE   FROM ONE  FROM TWO  FROM THREE FROM FOUR  FROM FIVE
                                            AND UP TO  TO THREE   MONTHS TO     TO      TO THREE   TO FOUR    TO FIVE    TO TEN
                                            ONE MONTH    MONTHS   ONE YEAR   TWO YEARS    YEARS     YEARS      YEARS      YEARS
                                             --------   --------   --------   --------   --------  --------  --------  --------
                                                NIS       NIS        NIS        NIS        NIS       NIS        NIS       NIS
                                             MILLIONS   MILLIONS   MILLIONS   MILLIONS   MILLIONS  MILLIONS  MILLIONS  MILLIONS
                                             --------   --------   --------   --------   --------  --------  --------  --------
NON-LINKED ISRAELI CURRENCY
Assets                                           76.4      135.3      191.9       74.4       64.7      12.4       2.3       8.1
Liabilities                                      43.6       19.2      534.2      514.1          -         -         -         -
                                             --------   --------   --------   --------   --------  --------  --------  --------
Difference                                       32.8      116.1     (342.3)    (439.7)      64.7      12.4       2.3       8.1
Derivative instruments excluding options        447.3          -      237.5          -          -         -         -         -
Options                                             -       18.2          -          -          -         -         -         -

ISRAELI CURRENCY LINKED TO THE CPI
Assets                                           23.0       58.2      184.4      169.7      148.4     125.4     107.8     386.1
Liabilities                                      41.4       30.7      143.4      126.5       89.6      55.0      52.6     218.6
                                             --------   --------   --------   --------   --------  --------  --------  --------
Difference                                      (18.4)      27.5       41.0       43.2       58.8      70.4      55.2     167.5
Derivative instruments excluding options            -          -     (235.0)         -          -         -         -         -

FOREIGN CURRENCY AND  LINKED THERETO
Assets                                          224.9      165.4      618.5      776.8      758.4     691.9     654.0   3,135.5
Liabilities                                      93.6      173.0      517.4      646.5      667.6     657.5     640.0   3,093.8
                                             --------   --------   --------   --------   --------  --------  --------  --------
Difference                                      131.3       (7.6)     101.1      130.3       90.8      34.4      14.0      41.7
Derivative instruments excluding options       (447.2)         -          -          -          -         -         -         -
Options                                             -      (17.5)         -          -          -         -         -         -

NON-MONETARY ITEMS
Assets                                              -          -          -          -          -         -         -         -
Liabilities                                         -          -          -          -          -         -         -         -
                                             --------   --------   --------   --------   --------  --------  --------  --------
Difference                                          -          -          -          -          -         -         -         -

TOTAL FOR DECEMBER 31, 2003
ASSETS                                          324.3      358.9      994.8    1,020.9      971.5     829.7     764.1   3,529.7
LIABILITIES                                     178.6      222.9    1,195.0    1,287.1      757.2     712.5     692.6   3,312.4
                                             --------   --------   --------   --------   --------  --------  --------  --------
DIFFERENCE                                      145.7      136.0     (200.2)    (266.2)     214.3     117.2      71.5     217.3
                                             ========   ========   ========   ========   ========  ========  ========  ========

DERIVATIVE INSTRUMENTS EXCLUDING OPTIONS          0.1          -        2.5          -          -         -         -         -
OPTIONS                                             -        0.7          -          -          -         -         -         -


                                                                     DECEMBER 31, 2003
                                               ------------------------------------------------------------------
                                               FROM TEN       OVER                       WITHOUT
                                              TO TWENTY      TWENTY      TOTAL CASH     MATURITY
                                                YEARS         YEARS        FLOWS         DATE(**)       TOTAL(***)
                                               --------      --------    --------        --------       --------
                                                 NIS           NIS          NIS            NIS             NIS
                                               MILLIONS      MILLIONS    MILLIONS        MILLIONS       MILLIONS
                                               --------      --------    --------        --------       --------
NON-LINKED ISRAELI CURRENCY
Assets                                              0.7             -       566.2           685.4        1,194.8
Liabilities                                           -             -     1,111.1      (1)1,376.6        2,357.7
                                               --------      --------    --------        --------       --------
Difference                                          0.7             -      (544.9)         (691.2)      (1,162.9)
Derivative instruments excluding options              -             -       684.8               -          673.6
Options                                               -             -        18.2               -           16.5

ISRAELI CURRENCY LINKED TO THE CPI
Assets                                            154.5           0.2     1,357.7           799.3        1,859.2
Liabilities                                         4.8             -       762.6            42.8          745.7
                                               --------      --------    --------        --------       --------
Difference                                        149.7           0.2       595.1           756.5        1,113.5
Derivative instruments excluding options              -             -      (235.0)              -         (226.5)

FOREIGN CURRENCY AND  LINKED THERETO
Assets                                          5,269.3         177.1    12,471.8               -        7,222.8
Liabilities                                     5,252.2         177.1    11,918.7             1.7        6,741.3
                                               --------      --------    --------        --------       --------
Difference                                         17.1             -       553.1            (1.7)         481.5
Derivative instruments excluding options              -             -      (447.2)              -         (447.1)
Options                                               -             -       (17.5)              -          (16.5)

NON-MONETARY ITEMS
Assets                                                -             -           -            79.5           79.5
Liabilities                                           -             -           -             1.8            1.8
                                               --------      --------    --------        --------       --------
Difference                                            -             -           -            77.7           77.7

TOTAL FOR DECEMBER 31, 2003
ASSETS                                          5,424.5         177.3    14,395.7         1,564.2       10,356.3
LIABILITIES                                     5,257.0         177.1    13,792.4         1,422.9        9,846.5
                                               --------      --------    --------        --------       --------
DIFFERENCE                                        167.5           0.2       603.3           141.3          509.8
                                               ========      ========    ========        ========       ========

DERIVATIVE INSTRUMENTS EXCLUDING OPTIONS              -             -         2.6               -            2.6
OPTIONS                                               -             -         0.7               -            0.7

(*) In this table the future cash flows are presented in respect of assets and liabilities according to linkage base, in accordance with the remaining period to the contractual maturity date of each cash flow
(**) Including assets past due in the amount of NIS 324.3 million (December 31, 2002 - NIS 22.4 million). The data is net of specific allowance for doubtful debts.
(***) As Included in Note 19 "Assets and liabilities according to linkage base", including off-balance sheet amounts for derivatives.
(1) The balance includes the credit line framework provided by Bank of Israel, in accordance with its terms, at the beginning of the period of 12 months during which this balance will be taken over by the Government by means of a monetary transfer to Bank of Israel. Whereas as from this date a downward trend is not determined for the credit line, the framework at the above date was included in the "Without maturity date" column.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS

     A.   OFF-BALANCE FINANCIAL INSTRUMENTS

                                                        DECEMBER 31        DECEMBER 31
                                                           2003               2002
                                                       ------------       ------------
                                                       NIS MILLIONS       NIS MILLIONS
                                                       ------------       ------------
Transactions the balance of which
 represents a credit risk -

Guarantees securing credit                                 251.0          308.1
Guarantees to home purchasers                              112.2          154.9
Other guarantees and liabilities                            55.5          106.6
Documentary credits                                         17.6           57.8
Unutilized revolving credit facilities                       5.9           28.6
Irrevocable commitments to grant
 credit facilities, approved but not yet executed           13.8           65.1

     B.   OTHER CONTINGENT LIABILITIES AND COMMITMENTS

     1. See Note 18A with respect to the contingent commitment regarding personal employment agreements with senior executives.

     2.   Long-term rental agreement -

          During 2003, the Bank signed a lease agreement in respect of its office premises for the period ending in August 2006. The annual lease payment, which is linked to the CPI, amounts to NIS 0.9 million.

     3. The Bank has outsourced its computer services, signing an agreement for receiving computer services for a period of three years, with an option for extension for additional two years. The cost of the service for the first year amounts to NIS 3.7 million, for the second year - NIS 2.8 million, and for the third year - NIS 2.1 million. In the event that the Bank decides to exercise the above-mentioned option, the cost of service for each additional year would amount to NIS 2.0 million.

     4. In recent years, the Bank entered into agreements whereby it will participate in private investment funds. The total amount approved for investment by the Bank amounts to US$20 million. The said investment funds invest in Israeli companies or companies related to Israel and in hi-tech companies. The major part of the investments made by these funds is in the credit component. The balance of this undertaking at balance sheet date amounts to US$ 7.1 million.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     C.   INDEMNIFICATION AND EXEMPTION WRITS FOR SENIOR OFFICERS

     1) On August 8, 2002, further to the approvals of the audit committee and the Board of Directors at their meetings of July 11, 2002, the general shareholders' meeting of the Bank approved the issuance of writs of indemnification to the Bank's senior officers. According to the writ of indemnification that was issued, the Bank undertook to indemnify the senior officers that served and/or will serve the Bank from July 11, 2002 and thereafter, in respect of liabilities and expenses levied against them or borne by them (including a monetary liability under a verdict in favor of another person and reasonable court costs) as a result of actions taken and/or that will be taken by them as senior officers of the Bank and/or as result of actions taken and/or that will be taken by them (while serving as officers of the Bank) as part of a position or duty that they fulfill at the request of the Bank or on its behalf in a company or other corporate body or any project in which the Bank invested or in which the Bank owns shares, as long as these actions are connected with one or more of the types of events detailed in the appendix of the writ of indemnification.

          The types of events include, among other things, realization of pledges, conducting transactions as part of the Bank's permissible business activities under clause 10 of the Banking Law (Licensing) - 1981, approving and/or granting credit, a transaction of the Bank involving any assets for itself, and issuing a report or notification under any law. The amount of the total cumulative indemnification to be paid under the writ of indemnification to all senior executives shall not exceed 25% of the shareholders' equity of the Bank in the financial statements as of March 31, 2002 (which amounted to NIS 640.3 million), linked to the increase in the CPI according to the base index published in respect of March 2002. In May 2003, the audit committee and the Board of Directors of the Bank approved the applicability of the indemnification writ to an additional Director whose appointment ended prior to July 11, 2002.

     2) Further to the approval of the audit committee on January 15, 2003, the Bank's Board of Directors approved, on January 23, 2003, the issuance of a writ of general exemption from a breach in the duty of care of senior officers of the Bank. The writ applies to officers who served and/or will serve in the Bank commencing August 21, 2002, in connection with duties carried out by them commencing August 21, 2002 and thereafter.

     3) Further to the approval of the audit committee on January 15, 2003, the Bank's Board of Directors approved, on January 23, 2003, the issuance of a writ of indemnification to senior officers who served and/or will serve in the Bank commencing on August 26, 2002, in respect of liabilities and expenses levied against them or borne by them (including a monetary liability under a verdict in favor of another person and reasonable court costs) as a result of actions taken and/or that will be taken by them as senior officers of the Bank, as long as these actions are connected with the sale of the asset and liability portfolio of the Bank, in whole or in part, in one transaction or piecemeal. This writ of indemnification is in addition to the previous writ of indemnification approved by the general shareholders' meeting of the Bank on August 8, 2002, and the amount of the total cumulative indemnification to be paid under the writ of indemnification to all senior executives shall not exceed 50% of the shareholders' equity of the Bank in the financial statements as of September 30, 2002 (which amounted to NIS 445.4 million), linked to the increase in the CPI according to the base index published in respect of September 2002.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     C.   INDEMNIFICATION AND EXEMPTION WRITS FOR SENIOR OFFICERS (CONT'D)

     4) In accordance with the Companies Law - 1999, granting exemptions and indemnifications as described in paragraphs 2) and 3) above require the approval of the general shareholders' meeting of the Bank. As long as such approval has not yet been granted, the aforementioned writs are not in effect.

     5) On June 1, 2003, the Board of Directors of the Bank approved issuance of a writ of indemnification to two former employees of the Bank in connection with a suit in the amount of NIS 295 million, which was filed against the Bank and them in February 2003 and the details of which are presented in D hereunder.

     D.   LEGAL ACTIONS

     Several legal actions are pending against the Bank. Management of the Bank, based on opinions of Counsels for the Bank, believes that adequate provisions are included in the financial statements to cover possible losses in respect of those actions where it is probable to assume that they will not be cancelled or dismissed in whole or in part.

     Following are details of legal actions in material amounts (including a plea for approval of an action as a class action suit):

     1. In March 2003, Lehava Underwriters Ltd. (by virtue of it being a shareholder of the Bank) filed a derivative claim in an amount of NIS
          409.5 million against eleven senior officers of the Bank (current and past) and against the Bank itself. The plaintiff claims that the named senior officers breached their "duty of care" toward the Bank and were negligent in fulfilling their duty and, as a result, should be required to pay the Bank the amount of the claim, as compensation for the damages they inflicted on the Bank. According to the claim, the negligence of the senior officers is reflected in, among other things, the credit that they granted without suitable security, problems with the credit-granting policy and the quality and approval procedures thereof, credit risk management and the ongoing handling of the credit. The amount of the suit, in respect of damages incurred as a result of the alleged negligence, reflects the amount of the allowances made by the Bank for doubtful debts in 2002. The Bank notified its insurance company that the suit was filed. The insurance company has not yet confirmed that the Company's policy for Directors and senior officers covers this derivative suit that was filed against the aforementioned

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

          senior officers. The defendants filed a request to have the suit dismissed IN LIMINE, on grounds that the plaintiff should have filed a request to approve the claim as a derivative claim. The Court accepted the position of the defendants and it ordered the plaintiff to file a request for the approval of the claim as a derivative claim. Such a request was submitted on December 7, 2003, but no Court ruling in the matter has as yet been given. Counsels are representing the Bank in the matter of the action and the request, and in their opinion, since the action is a derivative action, the exposure of the Bank in respect thereto is for expenses.

     2. In October 2002, a legal action was filed against the Bank, against the State of Israel (as controlling shareholder in the Bank), and against 17 former and current officers of the Bank, together with a petition to have the action approved as a class-action suit. In the said petition the plaintiff seeks approval to act on behalf of anyone who purchased shares of the Bank in the period from December 1, 2001 through August 22, 2002. The cause of the action is the alleged breach by the Bank of the duty to report under the Securities Law - 1968 and the Securities Regulations (Periodic and Immediate Reports) - 1970 enacted there under ("Securities Regulations"). As claimed in the action, during the aforementioned period, a number of extraordinary events and/or matters occurred that would indicate that the Bank was in serious condition. Both these events and matters, and the Bank's very situation mandated that the Bank file an immediate report under the Securities Regulations. Such a report was not filed. The estimated damage being claimed in the action is NIS 20 million and, alternatively, NIS 14 million. The Bank notified its insurance company of the action filed against it. The Bank has not yet received confirmation from the insurance company that the coverage under its insurance policy for Directors and senior officers is applicable to the action filed against the officers. The Bank has delegated its legal Counsel to handle the action and the petition to have the action recognized as a class action suit. On March 16, 2003, the Bank filed for the IN LIMINE dismissal of the petition. The Court has not yet decided in the petition for approval of a class action suit.

     3. In September 2003 a supplier of fuel products filed a claim in the amount of NIS 6 million against the Bank and two other banks regarding non-payment of the consideration for fuel products it had provided to a mutual customer of the three defendant banks. It is alleged that the involvement of the defendant banks in the approval of the business plan and in the approval of the expense and income budget of the aforementioned customer, had created a representation towards the plaintiff upon which it had relied when selling its products, because it had assumed that the expenses included in the approved plan and/or budgets would be paid by the defendant banks. The Bank has transferred the matter to Counsel acting on its behalf.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

     4. In February 2003, the Bank was served with a suit in which a company that in the 90's had received from the Bank government-guaranteed loans claims, together with its controlling shareholders, an amount of NIS 295 million from 13 defendants, including the Israeli Ministry of Industry and Trade, the Israeli Finance Ministry, the heads of the Israel Investment Center, the Bank, and two of its former employees. The claim is for compensation in respect of damages allegedly caused by the defendants, among other things, as a result of a failure and/or a delay to grant loans and/or grants. The plaintiffs filed a petition with the Court to be exempted from payment of the Court fee, but the request has not yet been heard. The Bank notified its insurance company regarding the suit, but has not yet received confirmation of the insurance coverage. The Bank has delegated its Counsel to handle the suit on its behalf.

     5. An action was filed in August 2000, against a former senior executive of the Bank and against 24 other defendants, by a number of venture capital funds, which for purposes of Court fees was set at US$18,666,711. According to the plaintiff's complaint, the suit was filed, inter-alia, in connection with the breach of an investment agreement, whereby the plaintiffs and other investors were allegedly supposed to receive 46.5% of the shares of a company in which the aforementioned senior executive served in the past as a Director on behalf of a former subsidiary of the Bank. The senior executive has Counsel representing him in this matter who has filed a statement of defense on his behalf. In the opinion of the Bank's legal Counsel, even if the said executive will have to make any payment in respect of the suit, it will be covered by the Bank's insurance policy.

     6. In December 1999, the Bank was served with a "third party" notice in the amount of NIS 50 million. The notice was served by the United Mizrahi Bank Ltd. ("Mizrahi") against the Bank and against ten additional parties, within the framework of a counterclaim, which the State of Israel has filed against Mizrahi concerning grants and loans, which Mizrahi had provided to a group of companies. Mizrahi claims, inter alia, that the Bank was negligent in preparing economic surveys that were relied upon in the issuance of letters of approval to the said group of companies, and thereby the Bank is responsible for the damage suffered by the State and/or Mizrahi as a result of the collapse of the group. The Bank rejects the claims raised by Mizrahi. The matter is still in a preliminary stage in the proceedings, which makes it difficult to make a definite evaluation of the outcome of the case. Notwithstanding this fact, Management of the Bank, basing itself on Counsel's opinion, believes that the Bank will not suffer any monetary damages in respect of the said notice.

     7. The Bank has been informed by a number of parties of their intention or possibility of filing suits against the Bank and/or senior officers of the Bank and/or the Bank's shareholders in connection with events, which recently occurred in the Bank. Inter-alia, the Bank was approached by the representatives of several provident funds that hold preference shares of the Bank ("C", "CC" and "CC1"), demanding the renewal of the payment of dividend on the said preference shares. Otherwise, the said representatives intend to take all the necessary legal measures in order to realize the right to dividends claimed by their clients.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

     8. Several additional monetary claims not detailed above, are pending against the Bank at the Courts in a total amount of NIS 3.8 million.

     E. OFF-BALANCE SHEET COMMITMENT AT YEAR-END IN RESPECT OF ACTIVITY BASED ON COLLECTION OF LOANS


                                           DECEMBER 31     DECEMBER 31
                                              2003            2002
                                              -----          -----
                                          NIS MILLIONS    NIS MILLIONS
                                              -----          -----
         Non-linked Israeli currency          465.4          430.1
         CPI linked Israeli currency            1.3           13.3
         Foreign currency                     203.6          347.2
                                              -----          -----

         Total                                670.3          790.6
                                              =====          =====


     The cash flow in respect of the collection commission and interest margins on the above credit is not material.

     Activity based on the extent of collection of loans at December 31, 2003, includes past due balances amounting to NIS 663.4 million (December 31, 2002 - NIS 771.7 million).

     F.   APPLICATION FOR EXEMPTION FROM ANNUAL REPORTING IN THE UNITED STATES

     Since certain of the Bank's shares were issued according to prospectuses published in the USA, the Bank is required to submit an annual report to the United State Securities and Exchange Commission (hereinafter - SEC).

     Under the annual reporting to the SEC the Bank has to comply with certain requirements, which due to their becoming more strict in recent years and to the changes that have taken place in US accounting principles, the Bank does not comply with certain of them. The main issue in this respect is the requirement to include in the annual report a quantitative note showing the reconciliation of the financial statements of the Bank to US accepted accounting principles (US GAAP). Enquiries and clarifications made by the Bank's legal counsels in the US indicate that the likelihood of the Bank receiving at this stage an exemption from the SEC reporting requirements is low. In view of the above, the Bank is preparing for the reconciliation of its financial statements to US GAAP, and has also engaged a firm of accountants to assist it in this matter.

     It should be noted that the shares, which as a result of their issuance the Bank is required to report as above, have not been traded in the US in the past nor are they traded there at present.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 21A - DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY
           PERIODS

     A.   VOLUME OF OPERATIONS

     1.   Stated amount of derivative instruments ALM (1)


                                                DECEMBER 31, 2003
                                             -----------------------
                                         CPI/SHEKEL       FOREIGN CURRENCY
                                      INTEREST CONTRACTS      CONTRACT
                                             -----             -----
                                         NIS MILLIONS       NIS MILLIONS
                                             -----             -----
                  Options purchased              -              18.2
                  Forward contracts          235.0             658.3
                                             -----             -----

                  Total                      235.0             676.5
                                             =====             =====

     2.   Gross fair value of derivative instruments ALM (1)

                                                       DECEMBER 31, 2003
                                                    -----------------------
                                                 CPI/SHEKEL       FOREIGN CURRENCY
                                              INTEREST CONTRACTS      CONTRACT
                                                    -----             -----
                                                NIS MILLIONS       NIS MILLIONS
                                                    -----             -----
                  Gross positive fair value          4.6                3.3
                  Gross negative fair value            -                1.7
                                                     ---                ---

                  Total                              4.6                5.0
                                                     ===                ===

     B. DERIVATIVE INSTRUMENTS CREDIT RISK ACCORDING TO THE OPPOSITE PARTY TO THE CONTRACT


                                                            DECEMBER 31, 2003
                                                ---------------------------------------------
                                                               NIS MILLIONS
                                                ---------------------------------------------
                                               BANKS     CENTRAL BANKS     OTHER         TOTAL
                                                ----          ----          ----         ----
Gross positive fair value
 of derivative instruments                       4.6           3.1           0.2          7.9
Off-balance sheet credit risk in
 respect of derivative instruments (2)          44.4          46.7             -         91.1
                                                ----          ----          ----         ----

Total credit risk in respect of
 derivative instruments                         49.0          49.8           0.2         99.0
                                                ====          ====          ====         ====

     (1) Derivatives comprising part of the asset and liability management of the Bank not designed for hedging purposes.
     (2) Off-balance sheet credit risk relating to derivative instruments (including those with a negative fair value) as computed for limitation on borrower indebtedness.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 21A - DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY
           PERIODS (CONT'D)

     C.   MATURITY PERIOD - STATED AMOUNTS AT YEAR-END


                                                        DECEMBER 31, 2003
                                                -----------------------------------
                                                UP TO     FROM 3 MONTHS
                                              3 MONTHS      TO 1 YEAR        TOTAL
                                                -----          -----          -----
                                            NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                -----          -----          -----
         CPI/Shekel interest contracts              -          235.0          235.0
         Foreign currency contracts             676.5              -          676.5
                                                -----          -----          -----

            Total                               676.5          235.0          911.5
                                                =====          =====          =====

     D.   DERIVATIVE FINANCIAL INSTRUMENTS -BALANCES AT DECEMBER 31, 2002

     AT-RISK BROKERAGE TRANSACTIONS

                                                  DECEMBER 31, 2002
                                               ------------------------
                                               STATED        PRESENT CREDIT
                                               VALUE(1)        EXPOSURE
                                               -------          -------
                                            NIS MILLIONS      NIS MILLIONS
                                               -------          -------
Currency contracts                             3,856.0            *20.8
                                               -------          -------

Total at- risk brokerage transactions          3,856.0             20.8
                                               =======          =======

     (1) As mentioned in Note 1K, at-risk brokerage transactions are transactions of the Bank with one party (hereinafter - the original transaction) in respect of which a counter transaction in the same derivative instrument was executed with a third party (hereinafter - the counter transaction). The stated value includes the stated value of the original transaction and of the counter transaction.

     (*) Presented in accordance with the directives of the Supervisor of Banks, assuming that the existing collateral has no value.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 21A - DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY
           PERIODS (CONT'D)

     D.   DERIVATIVE FINANCIAL INSTRUMENTS -BALANCES AT DECEMBER 31, 2002
          (CONT'D)

     OTHER TRANSACTIONS


                                         DECEMBER 31, 2002
                        ------------------------------------------------------------
                                            NIS MILLIONS
                        ------------------------------------------------------------
                                         FAIR VALUE            AVERAGE FAIR VALUE(**)
                        STATED     ---------------------       ---------------------
                         VALUE      ASSETS    LIABILITIES      ASSETS      LIABILITIES
                        -------    -------       -------       -------       -------
Currency
contracts -
Spot, swap,
forward                 2,140.7       14.0          17.3          31.5          37.1
Options bought            113.9        2.5             -             -             -
                        -------    -------       -------       -------       -------

Total                   2,254.6       16.5          17.3          31.5          37.1
                        =======    =======       =======       =======       =======
Current credit
exposure (*)                          16.5
                                   =======


     (*) Presented in accordance with the directives of the Supervisor of Banks, assuming that the existing collateral has no value.

     (**) On a quarterly basis.

     E.   MATURITY PERIOD - STATED AMOUNTS AT DECEMBER 31, 2002


                                        DECEMBER 31, 2002
                            -----------------------------------------
                             UP TO        FROM 3 MONTHS
                           3 MONTHS        TO 1 YEAR           TOTAL
                            -------          -------          -------
                         NIS MILLIONS     NIS MILLIONS     NIS MILLIONS
                            -------          -------          -------
Currency contracts          4,733.1          1,377.6          6,110.7
                            =======          =======          =======


     F. DERIVATIVE FINANCIAL INSTRUMENTS CLASSIFIED ACCORDING TO COUNTER-PARTY OF THE TRANSACTION - STATED AMOUNTS AT DECEMBER 31, 2002


                                        DECEMBER 31, 2002
                              -------------------------------------
                              TRADED
                              ABROAD          OTHER          TOTAL
                              -------        -------        -------
                            NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                              -------        -------        -------
Currency contracts                  -        6,110.7        6,110.7
                              =======        =======        =======

     Note: The data for the year 2002 is presented in the format in effect for that year.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 21B - BALANCE AS FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     This note contains information on the methods of arriving at the fair value of financial instruments. Most of the Bank's financial instruments are not traded on active markets and thus market quotations are not available. Therefore, the fair value is arrived at by using accepted pricing models, such as the present value of future cash flows discounted at interest rates, which reflect the level of risk inherent in the financial instrument. Estimating the fair value by way of determining the future cash flows and setting the discount interest rate is subjective. Therefore, regarding most of the financial instruments, the fair value estimate is not necessarily an indication of the instrument's realizable value on balance sheet date. The estimate of the fair value was made at interest rates prevailing at balance sheet date and did not take interest rate fluctuations into consideration. The use of other interest rates would result in significantly different fair values. This is especially true in regard to non-interest bearing financial instruments or those bearing fixed interest rates. Furthermore, commissions receivable or payable resulting from the business activity, were not taken into account, neither was the tax effect considered. Moreover, the difference between the book value and fair value of the financial instruments may not be realized since, in most cases, the Bank is likely to hold the instruments until redemption. In view of the above, it should be emphasized, that the data contained in this note should not be considered as an indication of the value of the Bank as a going concern. Furthermore, considering the wide range of valuation and estimation techniques, which may be applied in arriving at fair values, caution should be used in comparing the fair values arrived at by different banks.

     PRINCIPAL METHODS AND ASSUMPTIONS USED FOR THE CALCULATION OF THE FAIR VALUE ESTIMATES OF FINANCIAL

     INSTRUMENTS

     o GENERAL - as mentioned in Note 1A, the Bank needed a credit line from the Bank of Israel. The credit line from the Bank of Israel bears the Bank of Israel rate of interest. The discount rate of the cash flows of the deposits raised by the bank is set, for purposes of the fair value of the liabilities, is based on the said interest rates.

     o DEPOSITS WITH BANKS AND CREDIT TO THE GOVERNMENT - By use of the method of discounting future cash flows at interest rates used by the Bank in similar transactions proximate to balance sheet date.

     o MARKETABLE SECURITIES - Are valued at market value. Shares for which no market value is readily available are stated at cost.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 21B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     PRINCIPAL METHODS AND ASSUMPTIONS USED FOR THE CALCULATION OF THE FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     o CREDIT TO THE PUBLIC - The fair value of the balance of credit to the public was arrived at by using the method of the present value of future cash flows discounted at an appropriate interest rate. The balance of such credit was segmented into several categories. The future aggregate cash flows of each category (principal and interest) were calculated. Such cash inflows were discounted at an interest rate, which reflects the level of risk inherent in the credit. Generally, such interest rate was set on the basis of the rate at which similar transactions of the Bank were effected proximate to balance sheet date. No additional disclosure is given regarding the range of fair values in relation to the range of discount rate values, which in Management opinion, might reflect the level of risk inherent in the debt. For short-term balances of credit (for an initial period of up to three months), or balances at variable market interest rates (prime, Libor, etc.), which change at intervals of up to three months, their stated value is considered to be their fair value.

          The fair value of problematic debts was calculated by using discount rates reflecting their inherent high credit risk. In any event, such discount rates were not less than the highest interest rate used by the Bank in its operations proximate to balance sheet date. The future cash flows of problematic debts were calculated net of the specific allowances for doubtful debts. The general and supplementary allowances for doubtful debts in an aggregate amount of NIS 78.5 million (December 31, 2002 - NIS 82.4 million), were not deducted from the balance of credit to the public for cash flows purposes in assessing the fair value.

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

          DERIVATIVE FINANCIAL INSTRUMENTS - Such instruments having an active market, were valued at market value. Where these instruments are traded on several markets, valuation was based on quotations in the most active market. Derivatives that are not traded on an active market, were valued based on models used by the Bank in its current operations which take into consideration the inherent risk of the financial instrument (market risk, credit risk etc.).

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

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 21B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     Following are balances and fair value estimates of financial instruments:



                                                                        DECEMBER 31, 2003
                                                 ------------------------------------------------------------------
                                                               STATED BALANCE
                                                 ----------------------------------------------
                                                                    OTHER
                                                FINANCIAL          FINANCIAL
                                              INSTRUMENTS(1)     INSTRUMENTS(2)         TOTAL             FAIR VALUE
                                                 --------           --------           --------            --------
                                               NIS MILLIONS       NIS MILLIONS       NIS MILLIONS        NIS MILLIONS
                                                 --------           --------           --------            --------
         FINANCIAL ASSETS
         Cash and deposits with banks               115.4               28.5              143.9               144.3
         Securities                                  70.4               15.0               85.4                85.4
         Credit to the public                     1,491.2            7,698.4            9,189.6             9,224.3
         Credit to governments                          -              105.2              105.2               105.5
         Other financial assets                      10.3                  -               10.3                10.3
         Perpetual deposits with the
         Israeli Treasury                           799.3                  -              799.3               799.3
                                                 --------           --------           --------            --------

         Total financial assets                   2,486.6            7,847.1           10,333.7            10,369.1
                                                 ========           ========           ========            ========

         FINANCIAL LIABILITIES
         Deposits from the public                   296.2              323.8              620.0               624.9
         Deposits from banks                      2,140.7               32.0            2,172.7             2,172.4
         Deposits from the Government
         and a perpetual deposit                      0.1            6,949.3            6,949.4             6,989.3
         Capital notes                                  -               28.2               28.2                29.9
         Other financial liabilities                 32.5                  -               32.5                32.5
                                                 --------           --------           --------            --------

         Total financial liabilities              2,469.5            7,333.3            9,802.8               9,849
                                                 ========           ========           ========            ========

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

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 21B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

                                                               DECEMBER 31, 2002
                                        ------------------------------------------------------------------
                                                        STATED BALANCE
                                        ----------------------------------------------
                                                            OTHER
                                       FINANCIAL          FINANCIAL
                                     INSTRUMENTS(1)     INSTRUMENTS(2)         TOTAL            FAIR VALUE
                                        --------           --------           --------            --------
                                      NIS MILLIONS       NIS MILLIONS       NIS MILLIONS        NIS MILLIONS
                                        --------           --------           --------            --------
FINANCIAL ASSETS
Cash and deposits with banks               195.6               48.0              243.6               242.3
Securities                                  52.2               19.4               71.6                70.6
Credit to the public                     2,123.7            8,784.4           10,908.1            10,754.8
Credit to governments                          -              188.1              188.1               186.2
Other financial assets                      41.3                  -               41.3                41.3
Perpetual deposits with the
Israeli Treasury                           799.9                  -              799.9               799.9
                                        --------           --------           --------            --------

Total financial assets                   3,212.7            9,039.9           12,252.6            12,095.1
                                        ========           ========           ========            ========

FINANCIAL LIABILITIES
Deposits from the public                   591.7              699.7            1,291.4             1,280.7
Deposits from banks                      2,272.9              197.7            2,470.6             2,469.2
Deposits from the Government
and a perpetual deposit                      0.1            7,711.5            7,711.6             7,631.2
Capital notes                                  -               35.2               35.2                36.3
Other financial liabilities                 87.2                  -               87.2                87.2
                                        --------           --------           --------            --------

Total financial liabilities              2,951.9            8,644.1           11,596.0            11,504.6
                                        ========           ========           ========            ========

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

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

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

     The Bank conducts transactions with all or some of the aforementioned parties, in the ordinary course of business on terms applicable to its transactions in general. As it is not practical to separately record the transactions with such entities, it is not possible to reflect the information required by the said Opinion except for the following details:

     A.   BALANCES

                                               DECEMBER 31, 2003
                                 -------------------------------------------------
                                 AFFILIATES AND THEIR          DIRECTORS AND CHIEF
                                   RELATED COMPANIES            EXECUTIVE OFFICER
                                 ---------------------        --------------------
                                              HIGHEST                     HIGHEST
                                BALANCE AT    BALANCE       BALANCE AT    BALANCE
                              BALANCE SHEET  DURING THE   BALANCE SHEET  DURING THE
                                  DATE          YEAR*          DATE         YEAR*
                                 -------       -------        -------      -------
                              NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                 -------       -------        -------      -------
ASSETS
Credit to the public               17.5          27.1             -            -
Investment in affiliates              -           0.9             -            -

LIABILITIES
Deposits of the public                -             -           0.6          0.6
Other liabilities                     -             -             -          2.5

CREDIT RISK IN OFF-BALANCE
SHEET FINANCIAL INSTRUMENTS         0.7           0.8             -            -


                                                  DECEMBER 31, 2002
                                    ------------------------------------------------
                                   AFFILIATE AND ITS RELATED    DIRECTORS AND CHIEF
                                          COMPANIES              EXECUTIVE OFFICER
                                    ---------------------       --------------------
                                                  HIGHEST                    HIGHEST
                                  BALANCE AT      BALANCE     BALANCE AT     BALANCE
                                 BALANCE SHEET   DURING THE  BALANCE SHEET  DURING THE
                                     DATE          YEAR*         DATE          YEAR*
                                    -------       -------       -------       -------
                                  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                    -------       -------       -------       -------
ASSETS
Credit to the public                 21.6          26.4             -            -
Investment in affiliates              0.9           1.4             -            -

LIABILITIES
Deposits of the public                  -             -           0.5          2.6
Other liabilities                       -             -           2.5          2.9

CREDIT RISK IN OFF-BALANCE
SHEET FINANCIAL INSTRUMENTS           0.8           0.8             -            -

     *    On the basis of the balances at the end of each month.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 22 - RELATED AND INTERESTED PARTIES (CONT'D)

     B.   SUMMARY OF RESULTS OF OPERATIONS WITH INTERESTED AND RELATED PARTIES

                                                           2003                              2002
                                               -----------------------------   -----------------------------
                                              AFFILIATE AND     DIRECTORS AND  AFFILIATE AND  DIRECTORS AND
                                               ITS RELATED    CHIEF EXECUTIVE  ITS RELATED   CHIEF EXECUTIVE
                                                COMPANIES         OFFICER       COMPANIES        OFFICER
                                               ------------     ------------   ------------   ------------
                                               NIS MILLIONS     NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                               ------------     ------------   ------------   ------------
         Profit (loss) from financing
         operations before allowance
         for doubtful debts (*)                         -              -            1.1            (0.1)
         Allowance for doubtful debts                 8.6              -       (***)7.4               -
         Operating and other expenses (**)              -            1.2              -        (***)4.7

     (*)  See details in D hereunder.
     (**) See details in C hereunder.
     (***) Restated

     C.   BENEFITS TO INTERESTED PARTIES

                                                         2003                         2002
                                             ---------------------------- -----------------------------
                                            DIRECTORS AND CHIEF EXECUTIVE DIRECTORS AND CHIEF EXECUTIVE
                                                       OFFICERS                     OFFICERS
                                             ---------------------------- -----------------------------
                                                              NUMBER OF                    NUMBER OF
                                             NIS MILLIONS   BENEFICIARIES NIS MILLIONS    BENEFICIARIES
                                             ------------   ------------- ------------    -------------
         Interested parties employed by
          the Bank (1)                          (2)0.3             2         (2)4.4             4
         Fees to Directors not employed
          by the Bank                              0.9            11            1.5            17

     (1)  Not including VAT on salaries.
     (2) Including changes in provisions relating to the period in which, as the Board believes, the services of the Chairman of the Bank and of the CEO would probably not be required any longer.

     See Note 18A regarding employment agreements with the Chairman of the Bank and its CEO.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 22 - RELATED AND INTERESTED PARTIES (CONT'D)

     D. RESULTS OF FINANCING OPERATIONS (BEFORE ALLOWANCE FOR DOUBTFUL DEBTS) WITH INTERESTED PARTIES AND RELATED PARTIES


                                                    2003           2002          2001
                                                ------------  -------------  ------------
                                                NIS MILLIONS   NIS MILLIONS  NIS MILLIONS
                                                ------------  -------------  ------------
Income deriving from credit to the public              -          1.1            0.9
Expenses deriving from deposits of
the public                                             -          0.1            0.1
                                                     ---          ---            ---
Net results from financing operations
before allowance for doubtful debts                    -          1.0            0.8
                                                     ===          ===            ===

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

     - Related party - As defined in Opinion 29 of the Institute of Certified Public Accountants in Israel.

     - Directors and Chief Executive Officer - including their spouses and minors (Opinion 29 of the Institute of Certified Public Accountants in Israel).

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 23 - PROFIT FROM FINANCING OPERATIONS BEFORE ALLOWANCE FOR DOUBTFUL DEBTS


                                                            2003              2002               2001
                                                          -------           -------             -------
                                                        NIS MILLIONS      NIS MILLIONS       NIS MILLIONS
                                                          -------           -------             -------
A.   INCOME DERIVING FROM ASSETS:

Credit to the public                                        352.0             773.1             1,471.7
Credit to governments                                        (2.2)             11.5                18.2
Deposits with Bank of Israel                                    -              (1.9)               20.0
Deposits with banks                                           0.6               7.7                27.6
Debentures                                                    1.5               0.5                12.3
                                                          -------           -------             -------

                                                            351.9             790.9             1,549.8
                                                          -------           -------             -------

B.   (EXPENSES) INCOME DERIVING FROM LIABILITIES

Deposits of the public                                      (39.3)            (56.5)             (294.5)
Deposits of the Government                                 (122.8)           (584.6)           (1,015.9)
Deposits of Bank of Israel                                 (219.0)            (91.2)               (0.2)
Deposits of banks                                             3.8             (40.2)             (115.4)
                                                          -------           -------             -------

                                                           (377.3)           (772.5)           (1,426.0)
                                                          -------           -------             -------

C.   INCOME DERIVING FROM DERIVATIVE FINANCIAL INSTRUMENTS

Commissions from at-risk brokerage
transactions                                                    -              12.4                11.5
Income from derivative instruments ALM                       47.2              22.7                 4.3
                                                          -------           -------             -------

                                                             47.2              35.1                15.8
                                                          -------           -------             -------

D.   OTHER INCOME AND EXPENSES

Commissions from financing operations                        16.7              30.1                24.6
Collection of interest on problematic debts                   1.7               4.9                 7.3
Other financing income                                       40.9               6.8                 6.6
Other financing expenses                                    (14.2)            (15.8)              (14.1)
                                                          -------           -------             -------
                                                             45.1              26.0                24.4
                                                          -------           -------             -------
Total profit from financing operations before
allowance for doubtful debts                                 66.9              79.5               164.0
                                                          =======           =======             =======

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 23 - PROFIT FROM FINANCING OPERATIONS BEFORE ALLOWANCE FOR DOUBTFUL DEBTS (CONT'D)

     E.   RESULTS FROM INVESTMENTS IN DEBENTURES


                                                                 2003        2002         2001
                                                                 ----        ----         ----
                                                            NIS MILLIONS NIS MILLIONS NIS MILLIONS
                                                                 ----        ----         ----
         Accrued financing income on available-for-sale
          debentures (included in income from assets)             1.5         0.5         12.3
         Gain from sale of available-for-sale debentures
          (included in other financing income)                    0.7         0.9          0.2
                                                                 ----        ----         ----

         Total profit from investments in debentures              2.2         1.4         12.5
                                                                 ====        ====         ====

NOTE 24 - OPERATING COMMISSIONS

                                                                 2003        2002         2001
                                                                 ----        ----         ----
                                                            NIS MILLIONS NIS MILLIONS NIS MILLIONS
                                                                 ----        ----         ----
         Ledger fees (in Israeli and foreign currency)            2.3         2.2          2.6
         Payment order system services                            0.5         1.2          1.2
         Customer foreign trade transactions                      1.5         5.6          6.4
         Credit handling and drafting of contracts                0.2         0.6          1.9
         Computerized information services and
          confirmations                                           0.2         0.2          0.3
         Margin and collection commissions from credit
          granted from deposits based on collection:
          Collection commissions on credit from
           Treasury funds                                           -         0.1          0.4
         Others                                                   1.7        *2.4         *2.5
                                                                 ----        ----         ----

         Total operating commissions                              6.4        12.3         15.3
                                                                 ====        ====         ====

     (*)  Reclassified

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 25 - GAINS (LOSS) ON INVESTMENTS IN SHARES

                                                                   2003         2002          2001
                                                                   ----         ----          ----
                                                              NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                                   ----         ----          ----
         Gain on sale of available-for-sale shares                  8.4          0.9           4.1
         Loss on impairment in value of available-for-sale
          shares                                                      -         (3.1)         (1.4)
         Dividend from available-for-sale shares                    1.8          0.1           0.1
         Realized and unrealized losses on adjustments
          to fair value of trading shares, net                        -         (2.1)         (0.6)
                                                                   ----         ----          ----

         Total gains (losses) on investments in shares             10.2         (4.2)          2.2
                                                                   ====         ====          ====

NOTE 26 - OTHER INCOME

                                                                   2003         2002          2001
                                                                   ----         ----          ----
                                                              NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                                   ----         ----          ----
         Gains on severance funding                                 1.6            -             -
         Other                                                      3.8         *4.1          *4.3
                                                                   ----         ----          ----

         Total other income                                         5.4          4.1           4.3
                                                                   ====         ====          ====

     (*)  Reclassified

NOTE 27 - SALARIES AND RELATED EXPENSES

                                                                   2003         2002          2001
                                                                   ----         ----          ----
                                                              NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                                   ----         ----          ----
         Salaries                                                  25.1         35.9          40.0
         Severance pay, provident fund, pensions,
          further education fund, vacation pay,
          sick pay and long service bonuses                         7.0        *10.8           7.1
         National insurance contributions and
          VAT on salaries                                           1.5          2.0           9.2
         Other related expenses                                     0.1          0.8           1.0
         Adjustment of provisions for related
          benefits, following changes in salaries
          in the current year                                         -         *0.2           0.3
                                                                   ----         ----          ----

         Total salaries and related expenses                       33.7         49.7          57.6
                                                                   ====         ====          ====

     (*)  Reclassified

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 28 - OTHER EXPENSES


                                                                    2003          2002          2001
                                                                    ----          ----          ----
                                                                NIS MILLIONS NIS MILLIONS   NIS MILLIONS
                                                                    ----          ----          ----
         Marketing and advertising                                   0.2           0.6           2.3
         Communications (postage, telephone,
          courier fees etc.)                                         0.8           1.3           1.5
         Computer (not including salaries and
          depreciation)                                              3.5           5.0           5.2
         Office expenses                                             0.5           0.9           1.2
         Insurance                                                   4.8           2.3           1.1
         Professional services                                       7.0           5.6           4.5
         Directors' fees (not including a director employed
          as a senior executive)                                     0.9           1.5           1.2
         Staff training, further education etc                       0.1           0.2           0.4
         Others                                                      2.7           2.3           1.6
                                                                    ----          ----          ----

         Total other expenses                                       20.5          19.7          19.0
                                                                    ====          ====          ====

NOTE 29 - TAXES ON INCOME

                                                                    2003          2002          2001
                                                                    ----          ----          ----
                                                                NIS MILLIONS NIS MILLIONS   NIS MILLIONS
                                                                    ----          ----          ----
         A.   COMPOSITION:

         Taxes for the current year                                    -           0.2           0.3
         Taxes in respect of prior years                            (2.7)         (0.6)            -
                                                                    ----          ----          ----

         Net provision for taxes on income (tax savings)            (2.7)         (0.4)          0.3
                                                                    ====          ====          ====

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 29 - TAXES ON INCOME (CONT'D)

     B.   RECONCILIATION BETWEEN THE THEORETICAL TAX AND THE TAX EXPENSE

     Following is the reconciliation between the theoretical tax applying to the operating results of the Bank, based on the statutory tax rate applicable to banks in Israel, and the tax expense (tax savings) on operating results, as reflected in the statement of income.


                           2003           2002           2001
                           -----          -----          ----
Statutory tax rate         45.76%         45.55%         45.30%
                           =====          =====          =====



                                                 NIS MILLIONS  NIS MILLIONS   NIS MILLIONS
                                                     -----         -----          -----
Tax savings at the statutory rate                    (48.7)        (195.8)        (14.4)

Tax (tax savings) in respect of:
Differences from adjustment of net monetary
  assets                                               1.2          (3.1)           1.8
General and supplementary allowance for
  doubtful debts                                      (2.5)          6.7            7.7
Non-deductible expenses                                0.1           0.1            0.4
VAT on profit on VAT on salaries, net                    -             -            0.6
Differences and other tax
 benefits in respect of which deferred taxes
 had not been recorded, net                           38.1         164.7            4.2
Loss for purposes of profit tax which
 cannot be set off                                    11.8          27.5              -
Inflationary erosion of advance tax payments             -           0.1              -
Taxes in respect of prior years                       (2.7)         (0.6)             -
                                                     -----         -----          -----
Tax expense (tax savings) reflected in the
 statement of income                                  (2.7)         (0.4)           0.3
                                                     =====         =====          =====

     C.   The Bank has been issued final tax assessments for all years through
          2000

     D. Carryforward tax losses in respect of which deferred tax assets were not created total NIS 548 million (2002 - NIS 426 million).

     E. In 2002 and in 2003, the Bank recorded VAT on salaries refundable in an amount of NIS 6.7 million and NIS 5.1 million, respectively, as a result of losses for purposes of VAT on profit.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 30 - DESIGNATED DEPOSITS AND CREDIT AND DEPOSITS GRANTED THEREFROM

                                                              DECEMBER 31     DECEMBER 31
                                                                  2003           2002
                                                                -------         -------
                                                             NIS MILLIONS    NIS MILLIONS
                                                                -------         -------
         CREDIT AND DEPOSITS OUT OF DESIGNATED DEPOSITS
         Credit to the public                                   6,675.0         7,217.1
                                                                -------         -------

         Total                                                  6,675.0         7,217.1
                                                                =======         =======

         DESIGNATED DEPOSITS
         Deposits of the Government                             6,698.1         7,237.1
                                                                -------         -------

         Total                                                  6,698.1         7,237.1
                                                                =======         =======

     Credit out of designated deposits includes NIS 6,405.3 million, which is secured by a State guarantee. The annual interest margin in respect of this credit amounts to NIS 0.3 million (on December 31, 2002, the balance of the credit secured by a State guarantee was NIS 6,925.2 million).

NOTE 31 - SPECIAL INCOME FROM THE ISRAELI TREASURY, NET

     The special income from the Israeli Treasury is interest paid on perpetual deposits with the Treasury in connection with preference shares of the Bank linked to the dollar. The income is presented net of the related tax effect and its composition is as follows:


                                                                      2003       2002           2001
                                                                      ----       ----           ----
                                                                 NIS MILLIONS NIS MILLIONS  NIS MILLIONS
                                                                      ----       ----           ----
         IN RESPECT OF PARTICIPATING PREFERENCE SHARES -
         Special income from the Israeli Treasury                        -        7.5           17.6
         Income tax                                                      -       (1.1)          (2.7)
                                                                      ----       ----           ----

         Special income from the Israeli Treasury, net                   -        6.4           14.9
                                                                      ----       ----           ----

         IN RESPECT OF NON-PARTICIPATING PREFERENCE SHARES -
         Special income from the Israeli Treasury                        -       14.4           28.1
         Income tax                                                      -       (2.0)          (4.1)
                                                                      ----       ----           ----

         Special income from the Israeli Treasury, net                   -       12.4           24.0
         Less/ - dividend on the aforementioned shares                   -       12.4           24.0
                                                                      ----       ----           ----

         Total in respect of non-participating shares                    -          -              -
                                                                      ----       ----           ----

         Total special income from the Israeli Treasury, net             -        6.4           14.9
                                                                      ====       ====           ====

     See Note 9A, Note 15 and Note 16 for details of the special income from the Israeli Treasury which was not recorded in the books, due to the cessation of dividend distribution.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 32 - INFORMATION ON THE BASIS OF NOMINAL HISTORICAL VALUES


                                                              DECEMBER 31        DECEMBER 31
                                                             ------------       ------------
                                                                 2003               2002
                                                             ------------       ------------
                                                             NIS MILLIONS       NIS MILLIONS
                                                             ------------       ------------

         Total Assets                                            10,356.0           12,509.3
         Total liabilities                                        9,846.5           11,889.4
         Shareholders' equity                                       509.5              619.9




                                                                 2003               2002
                                                             ------------       ------------
                                                             NIS MILLIONS       NIS MILLIONS
                                                             ------------       ------------

         Net loss                                                    99.9              417.8



NOTE 33 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS

     A. The bank's financial statements conform with Israeli generally accepted accounting principles and the instructions of the Supervisor of Banks ("Israeli GAAP"), which differ in certain respects from those generally accepted in the United States of America ("US GAAP") as described below:

          1.   EFFECT OF INFLATION

          The Bank, in accordance with Israeli GAAP, comprehensively includes the effect of price level changes in its financial statements, as described in Note 1B to the Annual Financial Statements. Such Israeli accounting principles measure the effects of price level changes in the Israeli economy. US GAAP does not permit financial statements of a company stated in a currency of a country not experiencing hyperinflation to be restated for price level changes.

          However, as permitted by the Securities and Exchange Commission ("SEC") rules, which are applicable to foreign private issuers, such effects have not been included in the following reconciliation to U.S. GAAP.

          2.   SPECIFIC PROVISION FOR LOAN LOSSES

          In accordance with Israeli GAAP:

          The provision for loan losses is determined on a specific basis, taking the following factors into consideration:

          a. The financial position of the borrower, including an assessment of the likelihood of repayment of the loan within an acceptable period and the extent of the Bank's other commitments to the same borrower.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 33 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

     A.   (CONT'D)

          2.   SPECIFIC PROVISION FOR LOAN LOSSES (CONT'D)

          b.   The realizable value of any security for the loan; and

          c. The cost associated with obtaining repayment and realization of any such security.

          In accordance with US GAAP:

          Financial Accounting Standards (FAS) 114, as amended by FAS 118, prescribes the accounting treatment by creditors with respect to impairment of loans. These standards cover all creditors and all loans, except:

          a. Large groups of small-balance homogeneous loans that are collectively evaluated for impairment.

          b. Loans that are measured at fair value or at the lower of cost or fair value.

          c.   Leases, as defined in FAS 13.

          d.   Debt securities, as defined in FAS 115.

          These standards cover every loan, which is part of an arrangement restructuring liabilities, involving modifications of terms of the loans, including those involving a receipt of assets in partial satisfaction of a receivable.

          In accordance with FAS 114, a loan is impaired when it is probable, based on current information and events, that the creditor will be unable to collect all amounts (contractual interest and principle payments) due according to the contractual terms of the loan agreement.

          Loans impaired are measured based on the present value of the expected future cash flows, discounted at the loan's effective interest rate or, alternatively, based on the observable market price of the loan or the fair value of the collateral, if the loan is collateral dependent.

          3.   GENERAL PROVISION FOR LOAN LOSSES

          In accordance with Israeli GAAP:

          The directives of the Supervisor of Banks require that, commencing with 1992, banks include, in addition to the specific allowance for doubtful debts, a supplementary allowance for doubtful debts, which replaces the general allowance, which had been required up to that time.

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

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 33 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

     A.   (CONT'D)

          3.   GENERAL PROVISION FOR LOAN LOSSES (CONT'D)

          In accordance with US GAAP:

          Each bank determines its own methodology for general reserve based on past experience of credit losses and on the quality of its credit portfolio.

          In light of the structure of the Bank's credit portfolio and its concentrations, the Bank is considering the application of FAS 114 to all its borrowers without recording a general provision.

          4.   NON-PARTICIPATING PREFERENCE SHARES

          Preferred D and DD shares that were issued by the Bank, pay 7.5% cumulative dividend, linked to the US dollar exchange rate and redeemable by the Bank. The redemption dates of these preferred shares will be determined by the Bank, subject to the approval of the State of Israel's Treasury.

          In accordance with Israeli GAAP:

          These preferred shares are presented as a liability and not as part of shareholders' equity since they are redeemable.

          Since in accordance with Israeli GAAP these shares are classified as a liability, the dividend that was paid in their respect is recorded as an expense.

          In accordance with US GAAP:

          Since the Bank controls the decision on the redemption and since it does not anticipate that it will redeem the preferred shares, these preferred shares are presented as part of the shareholders' equity.

          Therefore, the dividend that was paid in their respect is posted directly to the shareholders' equity.

          5. LIABILITY FOR TERMINATION BENEFITS IN REGARD WITH COLLECTIVE TERMINATION AGREEMENT AND PERSONAL AGREEMENTS

          In accordance with Israeli GAAP:

          The Bank recognized a liability for involuntary termination benefits in accordance with the collective termination agreement and certain personal agreements, for those employees that under the Bank's management best estimation it is probable that they will be involuntary terminated. The liability was calculated under the assumption that those employees would be terminated as of the Balance Sheet date.

          In regard to the personal agreements with the Chairman of the Board, CEO and Deputy CEO, the Bank recorded a provision in the amount that in management's estimate would be obligated to compensate them for the period after their expected termination and till the end of the period during which the Bank is obligated to employ them in accordance with their personal agreements.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 33 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

     A.   (CONT'D)

          5. LIABILITY FOR TERMINATION BENEFITS IN REGARDS WITH COLLECTIVE TERMINATION AGREEMENT AND PERSONAL AGREEMENTS (CONT'D)

          In accordance with US GAAP:

          All these agreements grant involuntary termination benefits, and are accounted for in accordance with SFAS 88. The liability is recognized when it is probable that employees will be entitled to termination benefits and the amount can be reasonably estimated.

          Since the employees are required to render services until they are terminated in order to receive termination benefits, the liability and loss are recognized ratably over the expected future service period.

          6.   LINKAGE DIFFERENCES ON PERPETUAL DEPOSIT WITH THE ISRAELI
               TREASURY

          In accordance with Israeli GAAP:

          Linkage differences on the perpetual deposit with the Israeli Treasury was credited to the shareholders' equity item.

          In accordance with US GAAP:

          These linkage differences are reported in the profit and loss statement.

          7.   LOSS PER SHARE

          In accordance with Israeli GAAP:

          The dividend on the preferred shares which was accrued but not yet been declared was not added to the calculation of the loss on the ordinary A shares since no income has been recorded in respect of the interest on the perpetual deposits, the payment of which is contingent upon payment of the dividend in respect of the aforementioned preferred shares.

          Furthermore, it is not required to add to the calculation of the loss on the ordinary A shares, the dollar exchange rate linkage differences on the principal of the preferred shares net of the erosion deriving from the change in the general purchasing power of the Israeli currency.

          In accordance with US GAAP:

          Both the accrued but not yet paid dividend on the preferred shares and the dollar exchange rate linkage differences on the principal of the preferred shares net of the erosion deriving from the change in the general purchasing power of the Israeli currency were added to the calculation of the loss on the ordinary A shares.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 33 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

     A.   (CONT'D)

          8.   PERPETUAL DEPOSITS WITH THE STATE OF ISRAEL

          In accordance with Israeli GAAP:

          Due to the agreement between the Bank and the Israeli Treasury regarding the changes in the method of computing the linkage on the perpetual deposits with the State of Israel (see note 9), an increase in the amounts of the perpetual deposits as well as in the Bank's shareholders' equity is recorded.

          In accordance with US GAAP:

          According to EITF 85-1, as this transaction involved issuance of capital securities to the Israeli Treasury in exchange for non-cash consideration, no increase in the Bank's shareholders' equity is recorded due to the said agreement.

          9. SUMMARY OF SIGNIFICANT PRESENTATION DIFFERENCES OF BALANCE SHEET ITEMS BETWEEN ISRAELI GAAP AND U.S. GAAP:

          a. Non-marketable shares included in securities available for sale under Israeli GAAP were classified to other assets under U.S. GAAP.

          b. Accrued interest receivable included in credit items was classified to other assets under U.S. GAAP.

          c. Equity basis investments were classified to other assets under U.S. GAAP.

          d. The provision for severance pay net of amounts deposited in provident funds is presented under Israeli GAAP in other liabilities. Under U.S. GAAP, such funded amounts that do not release the Bank from liability to pay severance upon retirement, are presented in other assets, and related liability is presented in other liabilities.

          e. Accrued interest payable included in deposit items was reclassified to other liabilities under U.S. GAAP.

          f. See note 4E regarding a customer's debt reclassified to securities item and presented according to market value of the shares pledged in favor of the Bank. In accordance with US GAAP this customer's debt is presented in credit to public balance sheet line item.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 33 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

     B. The effect of the material differences between Israeli and US GAAP on the financial statements

          1.   STATEMENTS OF OPERATIONS:

                                                           YEAR ENDED DECEMBER 2003
                                                     --------------------------------------
                                                      2003            2002            2001
                                                     ------          ------          ------
                                      NOTE        NIS MILLIONS    NIS MILLIONS     NIS MILLIONS
                                     ------          ------          ------          ------
(A) Net loss as reported,
according to Israeli GAAP                            (104.4)         (423.5)          (20.4)
                                                     ------          ------          ------
Specific provision for loan
losses                               33.A.2            (2.4)           31.5            13.2
General provision for loan
losses                               33.A.3            (3.9)           10.2            16.1
Dividend on non
participating
preference shares                    33.A.4               -            12.4            24.0
Liability for termination
benefits                             33.A.5           (15.3)           31.5               -
Linkage differences on
perpetual deposits with
the Israeli Treasury                 33.A.6           (31.2)            3.9            38.4
                                                     ------          ------          ------
                                                      (52.8)           89.5            91.7
                                                     ------          ------          ------

Net income (loss)
according to US GAAP                                 (157.2)         (334.0)           71.3
                                                     ======          ======          ======


                                                                                     YEAR ENDED DECEMBER 2003
                                                                               -----------------------------------------
                                                                               2003               2002              2001
                                                                               ----               ----              ----
                                                                               NIS                NIS                NIS
                                                                               ----               ----              ----
                  (B) Earnings (losses) per share

                  BASIC EARNINGS (LOSSES) PER "A" ORDINARY
                  SHARE:
                  As reported according to Israeli GAAP                        (994.84)         (4,095.94)          (340.53)
                  As reported according to US GAAP                          (10,579.77)         (9,603.09)           (62.26)
                  Number of shares                                           15,100             15,100            15,100

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 33 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

          2.   BALANCE SHEET:

                                                  DECEMBER 31, 2003                          DECEMBER 31, 2002
                                         ------------------------------------       ------------------------------------
                                       AS REPORTED    ADJUSTMENTS    US GAAP      AS REPORTED    ADJUSTMENTS     US GAAP
                                         --------       --------     --------       --------       --------     --------
                                       NIS MILLIONS   NIS MILLIONS NIS MILLIONS   NIS MILLIONS   NIS MILLIONS NIS MILLIONS
                                         --------       --------     --------       --------       --------     --------
Cash and deposits with banks                143.9              -        143.9          243.6              -        243.6
Securities (1) (2) (3)                       85.4          (85.4)           -           71.6          (71.6)           -
Available-for-sale
securities (1)                                  -           27.9         27.9              -           21.9         21.9
Held to maturity
debentures (1)                                  -              -            -              -           19.4         19.4
Credit to the public (3)(4)(5)(6)         9,189.6          (35.3)     9,154.3       10,908.1          (84.3)    10,823.8
Credit to governments (4)                   105.2           (0.5)       104.7          188.1           (0.6)       187.5
Investments in affiliates (7)                   -              -            -            0.9           (0.9)           -
Fixed assets                                  4.7              -          4.7           10.2           (0.1)        10.1
Other assets (2) (4) (7) (8)                 28.2          188.0        216.2           51.8          231.2        283.0
Perpetual deposits with the
Israeli Treasury (12)                       799.3         (290.9)       508.4          799.9         (260.3)       539.6
                                         --------       --------     --------       --------       --------     --------
Total assets                             10,356.3         (196.2)    10,160.1       12,274.2         (145.3)    12,128.9
                                         ========       ========     ========       ========       ========     ========

Deposits of the public (9)                  620.0          (19.7)       600.3        1,291.4          (49.7)     1,241.7
Deposits of banks (9)                     2,172.7          (31.0)     2,141.7        2,470.6          (79.6)     2,391.0
Deposits of the
government (9)                            6,949.3          (99.8)     6,849.5        7,711.5         (107.8)     7,603.7
Perpetual deposits                            0.1              -          0.1            0.1              -          0.1
Capital notes                                28.2              -         28.2           35.2              -         35.2
Debentures                                      -              -            -              -              -            -
Other liabilities (8) (9) (10)               76.2          158.9        235.1          156.2          244.5        400.7
Non-participating
shares (11)                                 314.2         (314.2)           -          333.5         (333.5)           -
Shareholders' equity
(see 3 below)(3)(5)(6)(10)(11)(12)          195.6          109.6        305.2          275.7          180.8        456.5
                                         --------       --------     --------       --------       --------     --------
Total liabilities and
shareholders' equity                     10,356.3         (196.2)    10,160.1       12,274.2         (145.3)    12,128.9
                                         ========       ========     ========       ========       ========     ========

(1) Classification from securities item to available-for-sale securities, Trading account assets, and held to maturity debentures item.
(2) Classification of non-marketable shares from securities item to other assets item (see note 33.A.9.a).
(3) A customer's debt in respect of which shares were pledged in favor of the Bank (see note 33.A.9.f).
(4) Classification of accrued interest receivables from credit items to other assets item (see note 33.A.9.b).
(5)  Specific provision for loan losses (see note 33.A.2).
(6)  General provision for loan losses (see note 33.A.3).
(7) Classification of equity basis investments from investment in affiliates item to other assets item (see note 33.A.9.c).
(8) Classification of amounts deposited in provident funds in respect of severance pay liabilities from other liabilities item, to other assets item (see note 33.A.9.d).
(9) Classification of accrued interest payables from deposit items to other liabilities items (se Note 33.A.9.e).
(10) Liability for termination benefits (see note 33.A.5).
(11)Classification of non-participating shares to shareholder's equity item (see note 33.A.4).
(12)The agreement between the Bank and the Israeli Treasury regarding the changes in the method of computing the linkage on the perpetual deposits (see Note 33.A.8).

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------

NOTE 33 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

     3.   SHAREHOLDERS' EQUITY:


                                                                                DECEMBER       DECEMBER
                                                                                31, 2003       31, 2002
                                                                                --------       --------
                                                                 NOTE         NIS MILLIONS   NIS MILLIONS
                                                               --------         --------       --------
         Shareholders' equity as reported according to
          Israeli GAAP                                                             195.6          275.7

         A customer debt in respect of which shares
          were pledged in favor of the Bank                      33.A.9.f            0.3              -

         Specific provision for loan losses                      33.A.2             (8.8)          (6.4)

         General provision for loan losses                       33.A.3             78.5           82.4

         Liability for termination benefits                      33.A.5             16.3           31.6

         Perpetual deposits with the State of Israel             33.A.8           (290.9)        (260.3)

         Classification of non-participating shares to
          shareholders' equity item                              33.A.4            314.2          333.5
                                                                                --------       --------

         Shareholders' equity according to US GAAP                                 305.2          456.5
                                                                                ========       ========