Form 20-F/A
period 2003-12-31
INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD
filed 2005-01-26
CIK 50277

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A
                                Amendment No. 1

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

                               Yes [X]     No [_]

     Indicate by check mark which financial statement item the registrant has elected to follow:

                           Item 17 [X]     Item 18 [_]

                                  INTRODUCTION

On January 19, 2005, Industrial Development Bank of Israel Ltd. (the "Bank") filed an annual report for the fiscal year ended December 31, 2003 on Form 20-F with the United States Securities and Exchange Commission (the "SEC"). The Bank is filing this Form 20-F/A in order to correct certain typographical errors that were included in Item 3 of such Form 20-F filing. No other changes to the Form 20-F have been made hereby.

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

     In the audit report relating to our financial statements for our fiscal year ended December 31, 2003 included in this Annual Report on Form 20-F/A, our independent public accountants, KPMG, expressed their opinion that the severe liquidity problems that we experienced raise substantial doubts as to our ability to continue as a going concern.

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

OUR MANAGEMENT HAS IDENTIFIED CERTAIN ISSUES RELATING TO THE PROCESSING AND REPORTING OF INFORMATION AS REQUIRED BY THE RULES AND REGULATIONS OF THE SEC, AS DESCRIBED MORE FULLY IN ITEM 15.

     In particular, our system of financial reporting was not designed to reconcile, and, therefore, did not timely reconcile, our financial statements (which are prepared in accordance with Israeli GAAP) with U.S. GAAP in accordance with the requirements of Form 20-F. To address this issue, our accounting personnel have outlined the issues relevant to the reconciliation of our financial statements to U.S. GAAP and the methods of preparing such a reconciliation. In addition, we have retained U.S. counsel to advise as to the requirements of Form 20-F and related SEC rules and regulations. As a result of the implementation of the run-off plan, and subject to future changes in the requirements of U.S. GAAP, we do not expect any significant new issues to arise in connection with the preparation of the U.S. GAAP reconciliation because our business operations have been, and will continue to be, dramatically reduced. In preparing our financial statements in the future, our accounting personnel will be guided by the experience they acquired in the preparation of this annual report . Our accounting personnel have indicated that they will regularly consult with, and seek the assistance of, outside accounting advisors in connection with the preparation of our financial statements and the required reconciliation of such financial statements to U.S. GAAP. Moreover, they will periodically seek from such outside accounting advisors relevant updates regarding SEC and PCOAB rules and regulations relating to reconciliation to U.S. GAAP. A discussion of these issues can also be found in Item 15.

     However, we cannot assure you that the measures we have taken to date or any future measures will remediate the above issues relating to the processing and reporting of information, identified in Item 15 of our annual report. Our independent auditors have not evaluated the measures we have taken or plan to take to address the conditions described above and in Item 15. In addition, we cannot assure you that additional issues will not be discovered in the future. Any failure to remediate the above issues, identified in Item 15, could cause us to fail to meet our reporting obligations.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

     None.

ITEM 15.  CONTROLS AND PROCEDURES

     Our management, with the participation of the General Manager and the Controller, evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this annual report on Form 20-F/A. Based on such evaluation, our General Manager and Controller have concluded that, except as described below, our disclosure controls and procedures were effective as of the end of the period covered by this annual report. There were no changes in our internal control over financial reporting (as defined in Rule 13a-15 or 15d-15 under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

     In connection with the audit of our financial statements for the fiscal year ended December 31, 2003, our management has identified certain issues relating to the processing and reporting of information as required by the rules and regulations of the Securities and Exchange Commission (the "SEC"). In particular, our system of financial reporting was not designed to reconcile, and, therefore, did not timely reconcile, our financial statements (which are prepared in accordance with Israeli GAAP) with U.S. GAAP in accordance with the requirements of Form 20-F. This issue primarily resulted from our lack of qualified financial and accounting personnel with knowledge and expertise in U.S. GAAP and the requirements of the SEC and the Public Company Accounting Oversight Board (the "PCOAB"). In addition, the severe liquidity crisis that we faced in 2002 and the subsequent implementation of the run-off plan negatively affected our ability to address and correct this issue. This issue has negatively impacted our ability to timely process and report the information required by the rules and regulations of the SEC and has contributed to significant delays in the completion and filing of our annual report.

     Our management has discussed this issue with our outside accounting advisors. Our accounting personnel have outlined the issues relevant to the reconciliation of our financial statements to U.S. GAAP and the methods of preparing such a reconciliation. In addition, we have retained U.S. counsel to advise as to the requirements of Form 20-F and related SEC rules and regulations. As a result of the implementation of the run-off plan, and subject to future changes in the requirements of U.S. GAAP, we do not expect any significant new issues to arise in connection with the preparation of the U.S. GAAP reconciliation because our business operations have been, and will continue to be, dramatically reduced. In preparing the U.S. GAAP reconciliation of our financial statements in the future, our accounting personnel will be guided by the experience they acquired in the preparation of this annual report. Our accounting personnel have indicated that they will regularly consult with, and seek the assistance of, outside accounting advisors in connection with the required reconciliation of our financial statements to U.S. GAAP. Moreover, they will periodically seek from such outside accounting advisors relevant updates regarding SEC and PCOAB rules and regulations relating to reconciliation to U.S. GAAP.

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

ITEM 16B - CODE OF ETHICS

     We have adopted a code of ethics (as defined in Item 16B of Form 20-F) that applies to all our directors, officers and employees. We have filed a copy of this code of ethics as Exhibit 11.1 to this annual report on Form 20-F/A.

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

     Somekh Chaikin - KPMG, Certified Public Accountants (Isr.), has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2003, for which audited financial statements appear in this annual report on Form 20-F/A. For the years ended December 31, 2003 and 2002, the aggregate fees billed and/or agreed to by Somekh Chaikin and its affiliates are as follows:


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

                                   SIGNATURES

     The Registrant hereby certifies that it meets all the requirements for filing on Form 20-F/A and has duly caused and authorized this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED


By: /S/ Uri Galili                                By: /S/ Natan Atlas
------------------                                -------------------
Uri Galili, General Manager                       Natan Atlas, General Secretary

Dated: January 26, 2005.

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