Form 20-F
period 2004-12-31
INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD
filed 2005-07-15
CIK 50277

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
      For the fiscal year ended December 31, 2004

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
      For the transition period from    to   .

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

                                                                               NUMBER OF SHARES OUTSTANDING AS OF
                             TITLE OF CLASS                                            DECEMBER 31, 2004
-----------------------------------------------------------------------------  ----------------------------------
Ordinary "A" Shares, par value NIS.0.10 .....................................                15,100
Ordinary "B" Shares, par value NIS.0.10 .....................................               134,899
Ordinary "B1" Shares, par value NIS.0.10 ....................................                     1
8% Cumulative Participating Preferred Ordinary Shares, par value NIS.0.001 ..             1,000,000
6% Cumulative Participating Preference "C" Shares, par value NIS.0.00018
(linked to the U.S.dollar at the rate of $1 = NIS.0.00018) ..................            17,000,000
6% Cumulative Participating Preference "CC" Shares, par value NIS.0.003
(linked to the U.S.dollar at the rate of $1 = NIS.0.0003) ...................               999,998
6% Cumulative Participating Preference "CC1" Shares, par value NIS.0.003
(linked to the U.S.dollar at the rate of $1 = NIS.0.0003) ...................             1,734,779
7-1/2% Cumulative Redeemable Preference "D" Shares, par value NIS.0.03
(linked to the U.S.dollar at the rate of $1 = NIS.0.0003) ...................               163,477
7-1/2% Cumulative Redeemable Preference "DD" Shares, par value NIS.2.10
(linked to the U.S.dollar at the rate of $1 = NIS.0.0021) ...................                55,409
Unclassified Shares, par value NIS.0.10 .....................................                    --

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

      Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 [X] Item 18 [ ]

================================================================================

                                TABLE OF CONTENTS

Explanatory Notes ........................................................................   (ii)
Forward-Looking Statements ...............................................................   (ii)
Industry and Market Data .................................................................  (iii)
Presentation of Financial Information ....................................................  (iii)
Exchange Rate Information ................................................................   (iv)
                                             PART I
Item 1--   Identity of Directors, Senior Management and Advisers .........................     1
Item 2--   Offer Statistics and Expected Timetable .......................................     1
Item 3--   Key Information ...............................................................     1
Item 4--   Information on the Company ....................................................    18
Item 5--   Operating and Financial Review and Prospects ..................................    43
Item 6--   Directors, Senior Management and Employees ....................................    63
Item 7--   Major Shareholders and Related Party Transactions .............................    75
Item 8--   Financial Information .........................................................    78
Item 9--   The Offer and Listing .........................................................    83
Item 10--  Additional Information ........................................................    84
Item 11--  Quantitative and Qualitative Disclosures About Market Risk ....................   102
Item 12--  Description of Securities Other than Equity Securities ........................   107
                                               PART II
Item 13--  Defaults, Dividend Arrearages and Delinquencies ...............................   108
Item 14--  Material Modifications to the Rights of Security Holders and Use of Proceeds ..   111
Item 15--  Controls and Procedures .......................................................   111
Item 16A-- Audit Committee Financial Expert ..............................................   112
Item 16B-- Code of Ethics ................................................................   113
Item 16C-- Principal Accountant Fees and Services ........................................   113
Item 16D-- Exemptions from the Listing Standards for Audit Committees ....................   114
Item 16E-- Purchases of Equity Securities by the Issuer and Affiliated Purchasers ........   114
                                              PART III
Item 17--  Financial Statements ..........................................................   115
Item 18--  Financial Statements ..........................................................   115
Item 19--  Exhibits ......................................................................   115

                                       (i)

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

      Our actual results, performance and achievements could differ materially from any future results, performance or achievements expressly predicted or implied by these forward looking statements. The important factors which may cause actual results to differ from the forward-looking statements contained herein include, but are not limited to, the following: general economic and business conditions; the continued availability of our special line of credit from the Bank of Israel; possible extension of our run-off plan; the impact of the run-off plan on our operations; our ability to collect on existing loans; operating costs for our remaining business activities; and the ability to retain employees during the run-off period. Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and expectations will be achieved.

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

                      PRESENTATION OF FINANCIAL INFORMATION

      We state our financial statements in New Israeli Shekels. In this annual report, references to New Israeli Shekels, NIS or shekels are to the currency of Israel, and references to U.S. dollars, $ or US$ are to the currency of the United States. Our financial statements have been prepared in accordance with the accounting principles generally accepted in Israel, and in accordance with the directives of the Supervisor of Banks in Israel ("Israeli GAAP"). Unless otherwise indicated, the financial information presented is in accordance with Israeli GAAP. For a discussion of the principal differences between Israeli GAAP and the accounting principles generally accepted in the United States, or U.S. GAAP, see "Item 17. Financial Statements".

      The financial statements for the year ending December 31, 2004 were prepared in "reported amounts", as provided in Standard 12 of the Israel Accounting Standards Board regarding discontinuance of the adjustment of financial statements to the CPI (Consumer's Price Index). Pursuant to this standard and in accordance with Accounting Standard No. 17 that was published in December 2002, the adjustment of financial statements to the CPI was discontinued as of January 1, 2004. Until December 31, 2003, we prepared CPI-adjusted financial statements in accordance with the directives of the Supervisor of Banks, on the basis of the principles of Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts presented in the financial statements as of December 31, 2003 are the basis for the financial statements in reported amounts. Any additions made during the period are included according to their nominal values.

      In light of the significance of the income and expenses from financial instruments that are included in the operating results, and so as to make it possible to examine the annual data in comparison with the corresponding period from last year, the comparative figures for 2003 of the income and expense items that are included in the operating profit before taxes were presented in reported amounts and the difference between the profit before taxes in "reported amounts" and the profit before taxes adjusted to the CPI of December 2003 was presented with respect to the comparative figures under the item of "erosions and adjustments". This method of presentation makes it possible to examine the development of the principal income and expense items (profit from financing operations, allowance for doubtful debts, operating and other income and expenses) by comparing data that is also presented in reported amounts. Data regarding profit before taxes for 2003, after the effect of the "erosions and adjustments" item on the comparative figures, is stated in amounts adjusted to the CPI of December 2003, which was the basis for adjusting the financial statements for December 31, 2003. Conversely, all the income and expense items for 2004, including the profit before taxes, the net earnings, and similar expense items, are stated in reported amounts in accordance with the reporting and measurement principles that came into effect upon the implementation of Standard 12 on January 1, 2004. For a further discussion of the amounts in our financial statements, see "Note 1.C. Financial Statements in Reported Amounts" in our Financial Statements in Item 17 of this annual report.

      Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2004.

                            EXCHANGE RATE INFORMATION

      The following table sets forth, for the periods indicated, the average, high, low and end of period exchange rates between the shekel and the U.S. dollar, expressed as shekels per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel.

                   AVERAGE(1)    HIGH      LOW    PERIOD END
                   ----------  --------  -------  ----------
YEAR ENDED
December 31, 2004    4.482       4.634    4.308     4.308
December 31, 2003    4.512       4.924    4.283     4.379
December 31, 2002    4.736       4.994    4.437     4.737
December 31, 2001    4.220       4.416    4.067     4.416
December 31, 2000    4.077       4.198    3.967     4.041

                   AVERAGE(2)    HIGH      LOW    PERIOD END
                   ----------  --------  -------  ----------
MONTH ENDED
June 30, 2005        4.485       4.574    4.405     4.574
May 31, 2005         4.374       4.421    4.348     4.416
April 30, 2005       4.372       4.395    4.360     4.369
March 31, 2005       4.329       4.379    4.302     4.361
February 29, 2005    4.370       4.392    4.357     4.357
January 31, 2005     4.378       4.414    4.352     4.383
December 31, 2004    4.341       4.374    4.308     4.308

--------------
(1) The average of the exchange rates on the last day of each month during the applicable year.
(2) The average of the exchange rates for all days during the applicable month.

As of July 13, 2005, the exchange rate was NIS 4.532 per U.S. dollar, as published by the Bank of Israel.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

            Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

            Not applicable.

ITEM 3. KEY INFORMATION

A.    SELECTED FINANCIAL DATA

      The financial statements have been prepared in accordance with directives and guidelines of the Supervisor of Banks in Israel. In October 2001 the Israeli Accounting Standards Board published Accounting Standard No. 12, "Discontinuance of Adjustment of Financial Statements". Pursuant to this standard and in accordance with Accounting Standard No. 17 which was published in December 2002, the adjustment of financial statements to CPI was discontinued as of January 1, 2004. Until December 31, 2003, the Bank prepared adjusted financial statements (adjusted to CPI) in accordance with the directives of the Supervisor of Banks, on the basis of the principles of the Opinion No. 36 of the Institute of Certified Public Accountants in Israel which required banking corporations to present their primary financial statements adjusted for the effect of changes in the general purchasing power of the Israeli currency (which changes in the general purchasing power result from changes in the consumer price index during the year). The adjusted amounts presented in the financial statements as of December 31, 2003 are the basis for the financial statements in reported amounts. Any additions made during the period are included according to their nominal values.

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

                             SELECTED FINANCIAL DATA

                                                        2004(1)       2003(1)              2002            2001           2000
                                                     ------------  -------------      --------------  --------------  --------------
                                                      (IN MILLIONS OF NIS, EXCEPT PER SHARE DATA AND EXCEPT AS OTHERWISE INDICATED)
                                                           REPORTED AMOUNTS*                        ADJUSTED AMOUNTS**
                                                     ---------------------------      ----------------------------------------------
OPERATING DATA:
ISRAELI GAAP
Profit from financing operations before allowance
   for doubtful debts .............................          66.2           70.1                79.5           164.0           118.4
Allowance for doubtful debts ......................          70.2          129.8               401.8           124.5            31.2
                                                     ------------  -------------      --------------  --------------  --------------
Profit (Loss) from financing operations after
   allowance for doubtful debts ...................          (4.0)         (59.7)             (322.3)           39.5            87.2
                                                     ------------  -------------      --------------  --------------  --------------
OPERATING AND OTHER INCOME
Operating commission ..............................           4.1            6.5                12.3            15.3            13.5

Gain (Loss) from investments in shares.............          41.5           10.3                (4.2)            2.2            13.3
Other income ......................................           4.6            5.5                 4.1             4.3             6.4
                                                     ------------  -------------      --------------  --------------  --------------

Total operating and other income ..................          50.2           22.3                12.2            21.8            33.2
                                                     ------------  -------------      --------------  --------------  --------------
OPERATING AND OTHER EXPENSES

Salaries and related expenses......................          19.7           33.7                49.7            57.6            52.7

Expenses (income) in respect of employee
   retirement......................................          (0.8)          (1.5)               35.7               -               -
Maintenance and depreciation of premises and
   equipment.......................................           5.7           11.8                14.7            16.4            15.2
Other expenses.....................................          20.4           20.7                19.7            19.0            17.1
                                                     ------------  -------------      --------------  --------------  --------------

Total operating and other expenses.................          45.0           64.7               119.8            93.0            85.0
                                                     ------------  -------------      --------------  --------------  --------------

Operating profit (loss) before taxes on income.....           1.2         (102.1)             (429.9)          (31.7)           35.4
Erosions and adjustments**.........................             -           (4.5)                  -               -               -
                                                     ------------  -------------      --------------  --------------  --------------

Operating profit (loss) before taxes on income.....           1.2         (106.6)             (429.9)          (31.7)           35.4
                                                     ------------  -------------      --------------  --------------  --------------
Taxes on income (Tax saving).......................             -           (2.7)***            (0.4)            0.3             6.3
                                                     ------------  -------------      --------------  --------------  --------------

Operating profit (loss) after taxes on income......           1.2         (103.9)***          (429.5)          (32.0)           29.1
                                                     ------------  -------------      --------------  --------------  --------------
OTHER ITEMS
Special income from the Israel Treasury, net.......             -              -                 6.4            14.9            14.3
Share in earnings (loss) of affiliate, net.........             -           (0.4)***            (0.5)           (3.3)            4.1
Capital gain (loss), net...........................           0.2           (0.1)***             0.1               -               -
Profit from sale of affiliate, net.................             -              -                   -               -             0.7

                                                     ------------  -------------      --------------  --------------  --------------
Total other items                                             0.2            0.5***              6.0            11.6            19.1
                                                     ------------  -------------      --------------  --------------  --------------
Net profit (loss) for the year.....................           1.4         (104.4)***          (423.5)          (20.4)           48.3
                                                     ============  =============      ==============  ==============  ==============

* For the year 2004 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2003.
      For the year 2003 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2002.
** Erosions and adjustments to the effect of inflation according to the CPI of December 2003 of income and expenses that were included in the operating profit before taxation in reported amounts.
*** Amounts adjusted to the effect of inflation according to the CPI of December 2003

                                                          2004(1)       2003(1)          2002            2001           2000
                                                       ------------  -------------  --------------  --------------  ----------------
                                                       (IN MILLIONS OF NIS, EXCEPT PER SHARE DATA AND EXCEPT AS OTHERWISE INDICATED)
                                                           REPORTED AMOUNTS*                        ADJUSTED AMOUNTS**
                                                       ---------------------------  ------------------------------------------------
OPERATING DATA:
ISRAELI GAAP
Per an amount equal to $1 of the par value of Class
   "C" Preference Shares,
Class "CC" Preference Shares and Class "CC1"               NIS            NIS             NIS             NIS              NIS
                                                       ------------  -------------  --------------  --------------  ----------------
Preference shares ...................................          0.02          (1.79)          (7.23)          (0.27)             0.90
"A" Ordinary shares .................................          0.02          (1.79)          (7.37)          (0.62)             0.59
Ordinary Preferred shares ...........................          0.02          (1.79)          (7.37)          (0.54)             0.65
CASH DIVIDEND PER SHARE

"C", "CC" and  "CC1" Preference shares                            -              -            0.14            0.30              0.33
Participating Preferred Ordinary shares .............             -              -               -            0.06              0.06

U.S. GAAP(2)

Net profit (loss) for the year                                (20.0)        (157.2)         (334.0)           71.3

EARNINGS (LOSS) PER SHARE                                   NIS           NIS             NIS             NIS
                                                       ------------  -------------  --------------  --------------

"A" Ordinary shares                                       (3,019.28)    (10,579.77)      (9,603.09)         (62.26)

BALANCE SHEET DATA:

ISRAELI GAAP

Deposits received ...................................         8,488        9,742            11,474          13,092            12,291

Registered Subordinated Capital Notes................            25           28                35              35                49

Total Liabilities....................................         8,570        9,847            11,665          13,404            12,534

Non-participating Preference shares..................           309          314               334             331               307

Shareholder's equity.................................           199          196               276             707               764

Loans extended ......................................         7,993        9,190            10,908          12,223            11,427

Deposits with the Israeli Treasury...................           843          835               871             890               907

Credit to foreign government.........................            11           21                82             111               114

Amounts receivable from the Israel Treasury in
respect of linkage increments and exchange
differences on the Bank's liabilities................            25           28                35              35                49

Total Assets.........................................         9,078       10,356            12,274          14,441            13,605

   U.S. GAAP(2)

   Total Assets***                                            9,443       10,830            12,929          15,047

   Total Liabilities***                                       9,168       10,525            12,472          14,238

   Shareholder's equity                                         275          305               457             809

* For the year 2004 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2003.
      For the year 2003 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2002.
** Amounts adjusted to the effect of inflation according to the CPI of December 2003.
*** Figures as of December 31, 2003, December 31, 2002 and December 31, 2001 were revised.

(1) Our board of directors adopted a run-off plan, which plan was approved, with certain modifications, by the Government of Israel in July 2003. The run-off plan (as modified) calls for the realization of our assets by July 2006. The run-off plan severely restricts our business activities and, upon the expiration of the run-off plan, we may cease operations. We are involved in discussions with the relevant authorities regarding extension of the run-off period for an additional two years. See "Item 4 - Information on the Company" below for a detailed description of the run-off plan.

(2) Reconciliation to U.S. GAAP for the year 2000 is not included because the preparation of such reconciliation could not be done without unreasonable effort or expense.

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

      In the audit report relating to our financial statements for our fiscal year ended December 31, 2004 included in this Annual Report on Form 20-F, our independent public accountants, KPMG, expressed their opinion that the severe liquidity problems that we experienced raise substantial doubts as to our ability to continue as a going concern.

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

      We expect that the Government of Israel will ultimately decide what our status will be upon expiration of the run-off period. We do not know when the Government of Israel will make a definitive decision with respect to our status after the expiration of the run-off period. We note, however, that our status at the expiration of the run-off period is uncertain and that we may cease operations at that time. We are involved in discussions with the relevant authorities regarding extension of the run-off period for an additional two years. If the run-off plan were to be extended for an additional two years, as noted above, it is unclear, as of the date of this annual report, to what extent, if any, the terms of the special line of credit would be affected.

IN ACCORDANCE WITH THE RUN-OFF PLAN, WE HAVE SUBSTANTIALLY TERMINATED THOSE BANKING OPERATIONS THAT DO NOT RELATE TO THE COLLECTION OF EXISTING LOANS.

      The run-off plan and the terms of the special line of credit from the Bank of Israel severely restrict our banking operations. We are precluded from extending new loans to customers or otherwise generating new business. We have substantially reduced, and we will continue to reduce, the volume of our remaining operations. Until the expiration of the run-off period, we do not anticipate having any new operating activities.

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

      We ended the years 2001, 2002 and 2003 with losses and in 2004 with a modest profit and, beginning in the first quarter of 2002, we have not had profits from which we could distribute dividends. The last quarterly dividend that we paid in respect of our C shares, our CC shares, our CC1 shares, our D shares and our DD shares was the dividend for the second quarter of 2002, which payment of dividends was made with court approval and approval of the Supervisor of Banks.

      We deposited the proceeds of the issuances of our C shares, our CC shares, our CC1 shares, our D shares and our DD shares, with the Ministry of Finance of the State of Israel pursuant to deposit agreements. In our financial statements, we refer to those deposits with the Ministry of Finance as the perpetual deposits. According to the deposit agreements, our perpetual deposits with the Ministry of Finance earn interest at a rate of 7.5% per annum (plus differentials of linkage to the U.S. dollar), which interest must be paid by the Ministry of Finance to us on the payment dates for the dividends to be paid by us on our C shares, our CC shares, our CC1 shares, our D shares and our DD shares.

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

      The aggregate amount of the accrued and unpaid dividends in respect of our C shares, our CC shares, our CC1 shares, our D shares and our DD shares as of December 31, 2004 is NIS 95.2 million, which amount is not recorded in our financial statements. Of this amount, an amount of NIS 37.5 million is in respect of the fiscal year 2004. As of March 31, 2005, this would amount to approximately NIS 105.1 million. The aggregate amount of interest that may or may not be accruing to us pursuant to the deposit agreements as of December 31, 2004 is also NIS 95.2 million, which amount is also not recorded in our financial statements. The non-recording of the above amounts in our financial statements is due to the present uncertainty concerning their eventual payment.

      On September 28, 2004 various financial entities that hold our class C, class CC and/or class CC1 shares filed with the Tel Aviv District Court an originating motion in which the Court is requested to instruct us to pay to our shareholders back dividends at the same rate and relevant quarterly dates as was paid until we last paid a dividend for the second quarter of 2002.

      Our Board of Directors believes the aformentioned matter relating to dividends is related to the question of whether, under the circumstances of a non-distribution of dividends, interest on the perpetual deposits of the Bank with the Israeli Treasury accrues in favor of the Bank. Since the responses received as of the date of this annual report from the Ministry of Finance in this matter have been unclear and insufficient, we filed an originating motion with the Tel Aviv District Court seeking a declaratory judgment against the State and the aformentioned financial entities which would provide that the interest on the perpetual deposits is indeed accrued in favor of the Bank, as is the position of our Board of Directors on this matter.

      See Note 20 of the financial statements in Item 17 of this annual report for additional details regarding this originating motion.

      See Note 15 to our financial statements in Item 17 of this annual report for details on the cessation of dividend distribution and the matter of the accrued interest on the perpetual deposits with the Israeli Treasury.

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

      In accordance with the run-off plan under which we are currently operating, we are precluded from extending new loans to customers during the run-off period. Our activities during the run-off period focus on the collection of existing loans. In addition, the terms of the special line of credit impose significant restrictive operating covenants on us, including, among other things, restrictions on our ability to receive deposits. Our failure to comply with the covenants contained in our special line of credit could result in an event of default or a termination of the special line of credit, either of which could materially and adversely affect our operating results and our financial condition.

      If the special line of credit from the Bank of Israel were to be terminated, then, in the absence of any alternative liquidity source, we would not be able to continue any operations during the run-off period.

      If the run-off plan were to be extended for an additional two years, as noted above, it is unclear, as of the date of this annual report, to what extent the terms of the special line of credit would be affected.

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

IN CONNECTION WITH THE RUN-OFF PLAN, OUR BANKING LICENSE MAY BE LIMITED, CURTAILED OR REVOKED BY THE BANK OF ISRAEL.

      In connection with the run-off plan, or its extension, the Bank of Israel may limit, curtail or revoke our banking license in order to more accurately reflect our limited activities in accordance with the run-off plan. Any limitation on, or revocation of, our banking license could have a material adverse effect on our remaining business, financial condition or results of operations.

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

SINCE OUR LOAN PORTFOLIO IS CONCENTRATED IN ISRAEL, ADVERSE CHANGES AFFECTING THE ISRAELI ECONOMY COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

      Our loan portfolio is concentrated in Israel. As of December 31, 2004, nearly 100% of our loans were made to Israeli resident borrowers. Therefore, adverse changes affecting the Israeli economy would likely have a significant adverse impact on our loan portfolio and, as a result, on our financial condition, cash flows and results of operations.

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

      There may be less publicly available information about us than is regularly published about companies in the United States. While we are subject to the periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, the disclosure required from foreign issuers under the Securities Exchange Act is more limited than the disclosure required from U.S. issuers. Additionally, we present our financial statements under Israeli GAAP which differs from U.S. GAAP. For the discussion of the differences between Israeli GAAP and U.S. GAAP, see "Item 17. Financial Statements".

OUR MANAGEMENT HAS IDENTIFIED CERTAIN ISSUES RELATING TO THE PROCESSING AND REPORTING OF INFORMATION AS REQUIRED BY THE RULES AND REGULATIONS OF THE SEC, AS DESCRIBED MORE FULLY IN ITEM 15.

      Our management has concluded that except as detailed in Item 15 below, our disclosure controls and procedures were effective as of the end of the period covered by this annual report. One of those issues mentioned in Item 15 is that our system of financial reporting was not designed to reconcile, our financial statements (which are prepared in accordance with Israeli GAAP) with U.S. GAAP in accordance with the requirements of Form 20-F. To address this issue, our accounting personnel have outlined the issues relevant to the reconciliation of our financial statements to U.S. GAAP and the methods of preparing such a reconciliation. In addition, we have retained U.S. counsel to advise as to the requirements of Form 20-F and related SEC rules and regulations. In preparing the reconciliation of our financial statements, our accounting personnel were guided by the experience they acquired in the preparation of the annual report for fiscal year ended December 31, 2003. Our accounting personnel have indicated that they will regularly consult with, and seek the assistance of, outside accounting advisors in connection with the preparation of our financial statements and the required reconciliation of such financial statements to U.S. GAAP. Moreover, they will periodically seek from such outside accounting advisors relevant updates regarding SEC and PCOAB rules and regulations relating to reconciliation to U.S. GAAP. A discussion of these and other issues can also be found in Item 15.

      However, we cannot assure you that the measures we have taken to date or any future measures will remediate the above issues or those identified in Item 15 of our annual report. In addition, we cannot assure you that additional issues will not be discovered in the future. Any failure to remediate the above issues or those identified in Item 15 could cause us to fail to meet our reporting obligations.

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

OUR REMAINING OPERATIONAL RISKS ARE INHERENT IN OUR BUSINESS.

      Our remaining business activities are dependent on the ability to process transactions efficiently and accurately. Operational risks and losses can result from fraud, errors by employees, failure to document transactions properly or to obtain proper internal authorization, failure to comply with regulatory requirements and rules, equipment failures, natural disasters or the failure of external systems, of our suppliers or counterparties. Although we have implemented risk controls and we devote substantial resources to developing efficient procedures, we cannot be absolutely certain that such procedures will be effective in controlling each of the operational risks we face.

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

      The principal amount of our outstanding capital notes as of December 31, 2004 was $5,875,245.

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

      According to the terms of the capital notes, our indebtedness under the notes is subordinated in right of payment to all our secured indebtedness and obligations and to all our future indebtedness and obligations, secured or unsecured, which by their terms shall be senior in right of payment to the notes, and rank equally to all our other unsecured indebtedness and obligations. We have pledged (by a floating charge) a substantial portion of our assets in favor of the Bank of Israel, as collateral for the repayment of the special line of credit. We have also pledged in favor of some other Israeli banks certain deposits we have deposited with them, in order to secure our obligations to them. We are not aware of any unsecured indebtedness or obligations which by their terms are senior in right of payment to the capital notes. However, under Israeli law, certain types of indebtednesses of a company are deemed to have priority, in the event of winding up or receivership proceedings ,over regular unsecured debts, such as indebtedness to employees, indebtedness to the income tax authorities, and rental obligations. The amount of the secured debt ranking prior to the right of payment to the notes, as of December 31, 2004, was NIS 1,404 million.

      Even though the Government has undertaken to pay us interest back-to-back with the payment of interest on the capital notes and to pay us the outstanding principal amount of the capital notes upon their redemption or upon our winding up, the Government's obligation inures to our favor and not to the favor of the holders of the capital notes and, therefore, in the event of our insolvency, the Government's obligation does not guarantee that the payment due to the holders of the capital notes will be made.

THE TRADING ON THE TEL AVIV STOCK EXCHANGE IN OUR ORDINARY PREFERRED SHARES AND CERTAIN CLASSES OF OUR PREFERRED SHARES MAY BE RESTRICTED AND THESE SHARES MAY EVENTUALLY BE DELISTED.

      Our preferred ordinary shares, our C, CC, and CC1 shares and our capital notes are traded on the Tel Aviv Stock Exchange (TASE). Pursuant to the rules and procedures adopted by the TASE, securities of a company which are traded on the exchange must abide by certain preservation requirements concerning the minimum value of the public's holdings in such class of securities, the minimum rate of the public's holdings of such class of securities and the minimum capital of the company. Securities are reviewed every six months to see if they comply with the preservation requirements. If a class of securities fails to comply with the preservation requirements on two consecutive reviews, it is moved to a special list (the "preservation list") and, thereafter, is traded on a limited basis. If within 12 months of being placed on the preservation list the securities do not fulfill the conditions to enable its return to regular trading, then (subject to certain provisions which allow an extension of the above 12 month time frame), the class of securities will be de-listed from trading.

      Our preferred ordinary shares, our C shares, CC shares, CC1 shares and our capital notes are traded on the TASE. If our shares or our capital notes traded on the TASE were to be moved to the preservation list or delisted, their liquidity would be adversely affected.

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

      Ongoing violence between Israel and the Palestinians as well as tension between Israel and neighboring Syria and Lebanon may have a material adverse effect on our remaining business, financial conditions or results of operations.

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

WE ARE INVOLVED IN LITIGATION ALLEGING VIOLATIONS OF THE SECURITIES LAWS OF THE STATE OF ISRAEL THAT MAY HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

      In October 2002, a class action was filed against us and certain of our present and former officers and directors asserting claims under the Securities Law - 1968 (Israel) and the related Securities Regulations (Immediate and Periodic Reports) - 1970 (Israel). The class action alleges that we breached our duty to report significant events in accordance with the Securities Law - 1968 (Israel) and the related Securities Regulations (Immediate and Periodic Reports)
- 1970 (Israel). Under Israeli law, the class action has to be approved by the court. The court has not yet approved this class action .On May 17, 2005, the court decided to grant the motion of the above plaintiff for discovery of documents and ordered us to produce most of the requested documents, including minutes of the meetings of our Board of Directors and our credit committee, audit reports of the Supervisor of Banks, and specific correspondence. We intend to appeal this decision. We and the plaintiff have commenced a mediation proceeding, and we have reserved our right to file an appeal in the event that the mediation is not successful.

      In March 2003, a derivative action was filed against us and certain of our present and former officers and directors. The derivative action alleges that the officers and directors breached their duty of care to us and were negligent in carrying out their duties. Under Israeli law, the derivative action has to be approved by the court. The court has not yet approved this derivative action. The parties' witnesses were cross-examined on May 26, 2005 and a decision will be announced after written summations are filed.

      On June 1, 2005, we received notices from counsels to our insurers that our insurers have reservations as to the validity of the insurance coverage for these two actions and that they reserve their rights in this matter. The bank categorically rejects these reservations and intends to act to exhaust its rights against the insurers.

      These legal proceedings are in the preliminary stages which makes it more difficult to predict their outcome. The litigation process is inherently uncertain. If we are not successful in defending against the class action we could incur a substantial monetary judgment (the amount of which, in whole or in part, may not be covered by our insurance coverage) and suffer damage to our reputation. Whatever the outcome of these proceedings is, we could incur substantial costs and we will expend a significant amount of time and attention. Since the derivative action is an action in the name and on behalf of the company, it is the opinion of our legal advisors that our main exposure in these proceedings is for expenses including court costs, attorneys fees and special remuneration to the plaintiff.

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

      Our legal and commercial name is Industrial Development Bank of Israel Ltd. Our registered office is located at 82 Menachem Begin Road, Tel-Aviv, Israel 67138, and our telephone number is 972-3-6272727. Our corporate website can be accessed through www.idbi.co.il. The information found on our corporate website is, however, not part of this annual report. Our agent in the United States regarding our C, CC, D and DD shares is Mellon Financial Services Inc., located at 85 Challenger Road, Ridgefield Park, New Jersey 07660. Our agent in the United States regarding our capital notes is JPMorgan Chase Bank, located at 4 New York Plaza, 15th floor, New York, N.Y. 10004.

      We are owned primarily by the Government of Israel, Bank Leumi Le-Israel, Israel Discount Bank and Bank Hapoalim. The Government of Israel holds approximately 78% of our equity. The Government of Israel and the three largest banks in Israel, Bank Hapoalim, Bank Leumi and Israel Discount Bank, collectively hold approximately 90% of our voting shares.

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

      The balance of the public's deposits with us sharply declined in the third quarter of 2002. The balance of the public's deposits with us was NIS 3,597 million as of June 30, 2002 and, by December 31, 2002, the balance had declined to NIS 1,291 million, a NIS 2,306 million decrease over 6 months. As a result of the increased withdrawals of deposits by the public, we experienced a severe liquidity crisis. The decline in the public's deposits continued through our 2003 and 2004 fiscal years and as of December 31, 2004, the balance of the public's deposits with us had further declined to only NIS 405 million and as of March 31, 2005 was NIS 345 million.

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

      The pledge in favor of the Bank of Israel does not apply to all of our assets. The assets that were not pledged to the Bank of Israel included the following: (a) loans and credits guaranteed by the State of Israel with a total balance sheet value of approximately NIS 6.2 billion as of December 31, 2004,
(b) our perpetual deposit with the Ministry of Finance in respect of the DD shares, and (c) deposits with other banking institutions in Israel and/or abroad, and/or with brokers in Israel and/or abroad, that we make from time to time in order to secure those of our liabilities to such banking institutions and/or brokers that were created after November 14, 2002.

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

      On July 29, 2003 the Ministerial Committee for Social and Economic Affairs of the Government of Israel approved the run-off plan with certain modifications, including fixing the implementation period of the plan at three years, from July 29, 2003. We are currently operating under the terms of the run-off plan. In accordance with the run-off plan, our assets are to be disposed of in a controlled process and over a defined period of time to expire during 2006. We are involved in discussions with the relevant authorities regarding extension of the run-off period for an additional two years.

      In connection with the governmental approval of the run-off plan, the Bank of Israel agreed to amend the terms of the special line of credit and continue to extend the special line of credit to us for a period of 36 months. On September 1, 2003, the terms and conditions of the special line of credit were amended. As amended, the terms of the special line of credit require that the loans extended to us under the special line of credit be repaid by August 1, 2006. (If the run-off plan were to be extended for an additional two years, as noted above, it is unclear, as of the date of this annual report, to what extent, if any, the terms of the special line of credit would be affected). The maximum available amount of credit under the special line of credit decreases gradually over the term of the special line of credit (from a maximum amount of NIS 2.2 billion) in accordance with the forecast that we provided to the Bank of Israel. The interest rate on the utilized portion of the special line of credit is the interest rate of the Bank of Israel, subject to "the fulfillment of all the conditions, including that which is stipulated in the government's resolution regarding the date of completion and return of the deposits to the public and the realization of the bank's assets".

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

      o We are allowed to use the special credit line in order to fulfill our banking obligations and other related obligations that serve the purposes of reducing the special credit line and realizing our credit portfolio, subject to our meeting the above forecast of the decline of the special line of credit.

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

            NOTE - Some of the above terms, which are connected to our activities, were approved for us until July 31, 2005.

      The outstanding balance of the special line of credit from the Bank of Israel, not including interest accrued but not yet charged, was NIS 2.12 billion as of December 31, 2003, NIS 1.389 billion as of December 31, 2004 and NIS 1.20 billion, as of May 31, 2005.

CURRENT OPERATIONS UNDER THE RUN-OFF PLAN

      We have petitioned the Bank of Israel to reimburse us for certain interest payments that we previously made. Prior to the amendment of the special line of credit on September 1, 2003 (in connection with the adoption and approval of the run-off plan), the interest rate on the amounts outstanding on the credit we drew from the Bank of Israel was (a) the Bank of Israel Rate plus 5% from August 2002 to November 13, 2002 and (b) the Bank of Israel Rate plus 3% from November 13, 2002 to July 29, 2003. Additionally, we paid a high interest rate on liquidity deficits that occurred from time to time in our account with the Bank of Israel. As amended, the special line of credit has an interest rate on outstanding amounts equal to the Bank of Israel Rate. We have requested that the Bank of Israel reimburse us for the difference between the amount of interest that we paid at the previous interest rates between August 2002 and July 2003 and the amount of interest that we would have paid at the new interest rate (Bank of Israel Rate) during the same time period. The total amount that we have requested to be reimbursed, with interest thereon, as of December 31, 2004 is NIS 70 million. As of the date of this annual report, the Bank of Israel has declined our request for the reimbursement, but we continue to pursue it.

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

      According to the Government of Israel's resolution to approve the run-off plan, during the run-off period, the Accountant General of the Treasury and the Government Companies Authority will continue to examine other alternatives for the disposal of our asset and liability portfolio.

      As a result of our considerable efforts to collect existing loans, we have significantly reduced the aggregate amount of our outstanding loans to the public. This balance (not including a loan to a certain government company guaranteed by the State of Israel and granted out of a deposit that the State of Israel has deposited with us for that purpose), which at December 31, 2001 amounted to NIS 5,238 million, was reduced to NIS 3,984 million at December 31, 2002, to NIS 2,784 million at December 31, 2003 and to NIS 1,826 million at December 31, 2004. Even when we take into consideration the allowances for doubtful debts provided for during this period (and which are deducted from the amount of our outstanding loans), this still represents a collection of considerable loan amounts.

      As part of the implementation of the run-off plan, we have almost completely discontinued or completely discontinued the following activities: our foreign currency and foreign trade activity, operating a foreign exchange dealing room (for customers), operating current accounts and securities accounts, execution of Government grants through the "Approved Enterprise" status system, independently operating teller and clearing facilities and issuing credit cards.

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

      The reduction in our operations was accompanied by a reduction in our staff. The number of employees, which as of January 1, 2002 was 170, was reduced to 79 by December 31, 2003, was further reduced to 62 by December 31, 2004, and was further reduced to 58 by May 31, 2005.

      In addition to the significant reduction in payroll expenses because of the reduction in the number of employees and the salary reductions that were implemented at the beginning of 2003, we also took steps to significantly reduce operating costs. We relocated to new offices in September 2003. The new office space is two-thirds smaller than the previous office space that we rented and the rent per square meter of the new office space is significantly lower than the rent we had been paying. We have also outsourced our computer services in order to reduce our computer expenses. We maintain close and continuous contacts with the Bank of Israel and the Government of Israel. In accordance with the run-off plan and the efficiency plan, we will refrain from extending new loans to customers and our activities will concentrate on collection of the existing loan portfolio. We are implementing an aggressive policy in all matters relating to collection of problematic debts, and in connection with such policy, we have incurred significant collection costs and legal fees.

      We expect that the Government of Israel will ultimately decide what our status will be upon expiration of the run-off period. We do not know when the Government of Israel will make a definitive decision with respect to our status after the expiration of the run-off period. We are involved in discussions with the relevant authorities regarding extension of the run-off period for an additional two years. We note, however, that our status at the expiration of the run-off period is uncertain and that we may cease operations at that time. The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed as a result of the implementation of the run-off plan.

AVERAGE BALANCE SHEETS AND INTEREST RATES

      The following tables show our average balance sheets and interest rates for the three years ending on December 31, 2004, 2003 and 2002.

AVERAGE BALANCE SHEETS AND INTEREST RATES (1)

                                                2004                                  2003
                                ------------------------------------    ----------------------------------
                                               FINANCING    RATE OF                  FINANCING    RATE OF
                                 AVERAGE        INCOME      INCOME        AVERAGE      INCOME      INCOME
                                BALANCE (2)   (EXPENSES)  (EXPENSES)    BALANCE (2)  (EXPENSES)  (EXPENSES)
                                -----------   ----------  ----------    -----------  ---------   ---------
                                    REPORTED AMOUNTS *                   ADJUSTED AMOUNTS **
                                ------------------------  ----------    ----------------------   ---------
                                       NIS MILLIONS            %              NIS MILLIONS           %
                                ------------------------  ----------    ----------------------   ---------
ISRAELI CURRENCY -
NON-LINKED
ASSETS
Credit to the Public                  914.2         63.2        6.91       1,277.4       141.2       11.05
Credit to governments                     -            -           -           0.2           -         1.2
Deposits with Bank of Israel           10.8          0.1        0.93          11.2         0.1        1.13
Deposits with banks                    16.1          0.8        4.97           8.0         0.8        9.49
Debentures                              1.3          0.1        7.69           1.8         0.2       11.25
                                -----------   ----------  ----------    ----------   ---------   ---------
Total assets before effect
of derivatives                        942.4         64.2        6.81       1,298.6       142.3       10.96
Effect of derivatives ALM (3)         524.3         34.4        6.56        674.0         66.7        9.90
                                -----------   ----------                ----------   ---------
Total assets after effect
of derivatives                      1,466.7         98.6        6.72       1,972.6       209.0        10.6
                                ===========   ==========  ==========    ==========   =========   =========

LIABILITIES
Deposits of the public                231.0        (10.8)      (4.67)        239.0       (21.5)      (8.99)
Deposits of Bank of Israel          1,715.6        (72.6)      (4.23)      2,109.4      (219.0)     (10.38)
Deposits of banks                         -            -           -             -           -           -
                                -----------   ----------  ----------    ----------   ---------   ---------
Total liabilities                   1,946.6        (83.4)      (4.28)      2,348.4      (240.5)     (10.24)
                                ===========   ==========  ==========    ==========   =========   =========
INTEREST MARGIN NOT
INCLUDING DERIVATIVES                                           2.53                                  0.72
INTEREST MARGIN  INCLUDING
DERIVATIVES                                                     2.44                                  0.36
ISRAELI CURRENCY - LINKED TO
THE CPI

ASSETS
Credit to the Public                  923.0         60.9        6.59       1,237.0        61.2        4.95
Credit to governments                  17.9          0.1        0.55          29.6           -           -
Deposits with banks                    25.7          1.6        6.22          31.9         1.4        4.46
Debentures                              7.9          0.5        6.33          23.9         1.2        4.88
                                -----------   ----------  ----------    ----------   ---------   ---------
Total assets                          974.5         63.1        6.48       1,322.4        63.8        4.82
                                ===========   ==========  ==========    ==========   =========   =========

LIABILITIES
Deposits of the public                221.2        (12.5)      (5.65)        462.5       (20.0)      (4.32)
Deposits of the Government            394.2        (12.9)      (3.27)        578.4       (12.0)      (2.08)
Deposits of banks                       2.1         (0.1)      (4.76)         54.3        (1.0)       (1.8)
Debentures                                -            -           -             -           -           -
                                -----------   ----------  ----------    ----------   ---------   ---------
                                      617.5        (25.5)      (4.13)      1,095.2       (33.0)      (3.01)
Effect of derivatives ALM (3)         194.4         (8.9)      (4.58)         88.8        (2.8)      (3.15)
                                -----------   ----------                ----------   ---------
Total liabilities                     811.9        (34.4)      (4.24)      1,184.0       (35.8)      (3.02)
                                ===========   ==========  ==========    ==========   =========   =========

                                ===========   ==========  ==========    ==========   =========   =========
INTEREST MARGIN NOT
INCLUDING DERIVATIVES                                           2.35                                  1.81
INTEREST MARGIN INCLUDING
DERIVATIVES                                                     2.24                                  1.80

                                                 2002
                                -----------------------------------
                                             FINANCING    RATE OF
                                  AVERAGE      INCOME      INCOME
                                BALANCE (2)  (EXPENSES)  (EXPENSES)
                                -----------  ----------  ----------
                                   ADJUSTED AMOUNTS **
                                -----------------------  ----------
                                     NIS MILLIONS             %
                                -----------------------  ----------
ISRAELI CURRENCY -
NON-LINKED
ASSETS
Credit to the Public               1,456.5        46.8         3.21
Credit to governments                  1.8        (0.2)      (11.11)
Deposits with Bank of Israel          59.2        (5.2)       (8.79)
Deposits with banks                   40.1        (2.7)       (6.85)
Debentures                            45.1        (2.0)       (4.35)
                                ----------   ---------   ----------
Total assets before effect
of derivatives                     1,602.7        36.7         2.29
Effect of derivatives ALM (3)        500.8        11.5         2.30
                                ----------   ---------
Total assets after effect
of derivatives                     2,103.5        48.2         2.29
                                ==========   =========   ==========
LIABILITIES
Deposits of the public             1,367.6        46.5         3.35
Deposits of Bank of Israel           632.3       (91.0)       (14.4)
Deposits of banks                     31.6        (0.1)       (0.31)
                                ----------   ---------   ----------
Total liabilities                  2,031.5       (44.6)       (2.20)
                                ==========   =========   ==========
INTEREST MARGIN NOT
INCLUDING DERIVATIVES                                          0.09
INTEREST MARGIN INCLUDING
DERIVATIVES                                                    0.09
ISRAELI CURRENCY - LINKED TO
THE CPI

ASSETS
Credit to the Public               1,758.9        75.6         4.30
Credit to governments                 36.3         0.1         0.27
Deposits with banks                   35.3         2.0         5.56
Debentures                            52.6         2.7         5.04
                                ----------   ---------   ----------
Total assets                       1,883.1        80.4         4.27
                                ==========   =========   ==========
LIABILITIES
Deposits of the public             1,027.0       (53.2)       (5.18)
Deposits of the Government           644.2       (20.4)       (3.17)
Deposits of banks                    152.4        (8.6)       (5.67)
Debentures                               -           -            -
                                ----------   ---------   ----------
                                   1,823.6       (82.2)       (4.51)
Effect of derivatives ALM (3)            -           -            -
                                ----------   ---------
Total liabilities                  1,823.6       (82.2)       (4.51)
                                ==========   =========   ==========

                                ==========   =========   ==========
INTEREST MARGIN NOT
INCLUDING DERIVATIVES                                         (0.24)
INTEREST MARGIN  INCLUDING
DERIVATIVES                                                   (0.24)

                                       26

AVERAGE BALANCE SHEETS AND INTEREST RATES (CONT'D) (1)

                                                                 2004                                       2003
                                                --------------------------------------     ---------------------------------------
                                                                 FINANCING    RATE OF                      FINANCING      RATE OF
                                                  AVERAGE         INCOME      INCOME         AVERAGE        INCOME        INCOME
                                                BALANCE (2)     (EXPENSES)  (EXPENSES)     BALANCE (2)    (EXPENSES)    (EXPENSES)
                                                -----------     ----------  ----------     -----------    ----------    ----------
                                                    REPORTED AMOUNTS*                          ADJUSTED AMOUNTS**
                                                --------------------------  ----------     -------------------------    ----------
                                                       NIS MILLIONS              %                NIS MILLIONS               %
                                                --------------------------  ----------     -------------------------    ----------
FOREIGN CURRENCY-DOMESTIC OPERATIONS (4)

ASSETS

Credit to the Public                                7,071.6          400.6        5.66         7,609.8         149.6          1.97
Credit to governments                                  44.8            1.0        2.33            97.1          (2.3)        (2.33)
Deposits with Bank of Israel                            1.0              -           -            13.7          (0.2)        (1.28)
Deposits with banks                                    43.3            0.5        1.15            52.3          (1.5)        (2.95)
Debentures                                              0.1           (0.1)    (100.00)            1.7           0.2         10.86
                                                -----------     ----------  ----------     -----------    ----------    ----------
                                                    7,160.8          402.0        5.61         7,774.6         145.8          1.88
Effect of derivatives ALM (3)                         127.2           16.9       13.29           179.1           6.7          3.73
                                                -----------     ----------                 -----------    ----------

Total assets                                        7,288.0          418.9        5.75         7,953.7         152.5          1.92
                                                ===========     ==========  ==========     ===========    ==========    ==========

LIABILITIES

Deposits of the public                                 80.1           (0.7)       (0.9)          146.1           2.2          1.48
Deposits of the Government                          6,648.8         (372.1)      (5.60)        6,793.5        (110.7)        (1.63)
Deposits of banks                                      30.4           (2.6)      (8.55)          154.2           4.7          3.10
                                                -----------     ----------  ----------     -----------    ----------    ----------
                                                    6,759.3         (375.4)      (5.55)        7,093.8        (103.8)        (1.46)
Effect of derivatives ALM (3)                         457.1          (38.0)      (8.31)          764.3         (28.5)        (3.73)
                                                -----------     ----------                 -----------    ----------
Total liabilities                                   7,216.4         (413.4)      (5.73)        7,858.1        (132.3)        (1.68)
                                                ===========     ==========  ==========     ===========    ==========    ==========
INTEREST MARGIN NOT INCLUDING DERIVATIVES                                         0.06                                        0.42
INTEREST MARGIN INCLUDING DERIVATIVES                                             0.02                                        0.24
TOTAL
Monetary assets generating financial income         9,077.7          529.3        5.83        10,395.6         351.9          3.38
Effect of derivatives ALM (3)                         651.5           51.3        7.87           853.1          73.4          8.62
                                                -----------     ----------                 -----------    ----------
Total monetary assets generating financing
income                                              9,729.2          580.6        5.97        11,248.7         423.5          3.78
                                                ===========     ==========                 ===========    ==========    ==========

Monetary liabilities generating financing
expenses                                            9,323.4         (484.3)      (5.19)       10,537.4        (377.3)        (3.58)

Effect of derivatives ALM (3)                         651.5          (46.9)      (7.20)          853.1         (31.3)        (3.69)
                                                -----------     ----------                 -----------    ----------
Total liabilities generating financing expenses     9,974.9         (531.2)      (5.33)       11,390.5        (408.6)        (3.59)
                                                ===========     ==========                 ===========    ==========    ==========
INTEREST MARGIN NOT INCLUDING DERIVATIVES                                         0.64                                        0.20
INTEREST MARGIN  INCLUDING DERIVATIVES                                            0.64                                        0.19

                                                                 2002
                                                -------------------------------------
                                                              FINANCING     RATE OF
                                                  AVERAGE       INCOME       INCOME
                                                BALANCE (2)   (EXPENSES)   (EXPENSES)
                                                -----------   ----------   ----------
                                                  ADJUSTED AMOUNTS **
                                                -----------------------    ----------
                                                      NIS MILLIONS              %
                                                ------------------------   ----------
FOREIGN CURRENCY-DOMESTIC OPERATIONS (4)

ASSETS

Credit to the Public                                8,793.0        650.6          7.4
Credit to governments                                 157.8         11.6         7.34
Deposits with Bank of Israel                          105.4          3.3         3.17
Deposits with banks                                   107.0          8.5         7.88
Debentures                                              4.2         (0.1)       (2.33)
                                                -----------   ----------   ----------
                                                    9,167.4        673.9         7.35
Effect of derivatives ALM (3)                        (500.8)        (1.7)       (0.33)
                                                -----------   ----------

Total assets                                        8,666.6        672.2         7.76
                                                ===========   ==========   ==========

LIABILITIES

Deposits of the public                                770.1        (49.9)       (6.48)
Deposits of the Government                          7,272.2       (564.1)       (7.76)
Deposits of banks                                     550.5        (31.6)       (5.74)
                                                -----------   ----------   ----------
                                                    8,592.8       (645.6)       (7.51)
Effect of derivatives ALM (3)                             -            -            -
                                                -----------   ----------   ----------
Total liabilities                                   8,592.8       (645.6)       (7.51)
                                                ===========   ==========   ==========
INTEREST MARGIN NOT INCLUDING DERIVATIVES                                       (0.16)
INTEREST MARGIN INCLUDING DERIVATIVES                                            0.25
TOTAL
Monetary assets generating financial income        12,653.2        790.9         6.25
Effect of derivatives ALM (3)                         500.8          9.8
                                                -----------   ----------   ----------
Total monetary assets generating financing
income                                             13,154.0        800.7         6.33
                                                ===========   ==========   ==========

Monetary liabilities generating financing
expenses                                           12,448.0       (772.5)       (6.21)

Effect of derivatives ALM (3)                         500.8            -
                                                -----------   ----------   ----------
Total liabilities generating financing expenses    12,948.0       (772.5)       (6.21)
                                                ===========   ==========   ==========
INTEREST MARGIN NOT INCLUDING DERIVATIVES                                        0.04
INTEREST MARGIN  INCLUDING DERIVATIVES                                           0.12

AVERAGE BALANCE SHEETS AND INTEREST RATES (CONT'D) (1)

                                                                2004                                     2003
                                                -------------------------------------   -------------------------------------
                                                               FINANCING     RATE OF                    FINANCING     RATE OF
                                                  AVERAGE       INCOME       INCOME       AVERAGE        INCOME       INCOME
                                                BALANCE (2)   (EXPENSES)   (EXPENSES)   BALANCE (2)    (EXPENSES)   (EXPENSES)
                                                -----------   ----------   ----------   -----------    ----------   ----------
                                                    REPORTED AMOUNTS *                     ADJUSTED AMOUNTS**
                                                ------------------------   ----------   -------------------------   ----------
                                                       NIS MILLIONS               %           NIS MILLIONS               %
                                                ------------------------   ----------   -------------------------   ----------
In respect of options                                                0.6                                      5.1
Financing commissions and other financing
income                                                              27.8                                     59.3

Other financing expenses                                           (11.6)                                   (14.2)
                                                              ----------                               ----------
Financing income before allowance for
doubtful debts                                                      66.2                                     66.9

Allowance for doubtful debts (including
general and supplementary provisions)                              (70.2)                                  (130.0)
                                                              ----------                               ----------
Loss from financing operations after
allowance for doubtful debts                                        (4.0)                                   (63.1)
                                                              ==========                               ==========

Other monetary assets                                852.9                                    863.6

General and supplementary allowance for
doubtful debts                                       (76.8)                                   (83.7)

Non-monetary assets                                   74.3                                     63.1
                                                ----------                              -----------

Total assets                                       9,928.1                                 11,238.6
                                                ==========                              ===========

Other monetary liabilities                            90.3                                    136.7
Non-monetary liabilities                               1.8                                      5.7
Capital resources                                    512.6                                    558.8
                                                ----------                              -----------

Total liabilities and capital resources            9,928.1                                 11,238.6
                                                ==========                              ===========

                                                                2002
                                                ------------------------------------
                                                              FINANCING     RATE OF
                                                  AVERAGE       INCOME       INCOME
                                                BALANCE (2)   (EXPENSES)   (EXPENSES)
                                                -----------   ----------   ---------
                                                  ADJUSTED AMOUNTS **
                                                -----------------------    ---------
                                                      NIS MILLIONS             %
                                                ------------------------   ---------
In respect of options                                               25.2
Financing commissions and other financing
income                                                              41.8

Other financing expenses                                           (15.8)
                                                              ----------
Financing income before allowance for
doubtful debts                                                      79.5

Allowance for doubtful debts (including
general and supplementary provisions)                             (401.8)
                                                              ----------
Loss from financing operations after
allowance for doubtful debts                                      (322.3)
                                                              ==========
Other monetary assets                                 936.7
General and supplementary allowance for
doubtful debts                                        (74.3)

Non-monetary assets                                    42.9
                                                -----------

Total assets                                       13,558.5
                                                ===========

Other monetary liabilities                            183.3
Non-monetary liabilities                               10.4
Capital resources                                     916.8
                                                -----------

Total liabilities and capital resources            13,558.5
                                                ===========

* For the year 2004, note that we discontinued the adjustment of our financials for inflation according to the CPI of December 2003.
** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

FOOTNOTES:
(1) The data in this table is presented before and after the effect of derivative instruments (including the off-balance sheet effect of derivative instruments).

(2) Based on monthly opening balances except for the non-linked Israeli currency segment where the average balance is based on daily figures, and net of the average balance of the specific allowance for doubtful debts.

(3) Derivatives (ALM-Asset and Liability Management) which comprise part of he Bank's asset and liability management and with respect to which revenue (expense) can be attributed to the linkage segments.

(4)  Including Israeli currency linked to foreign currency.

     The following table summarizes our assets and liabilities outstanding as of December 31, 2004, 2003, and 2002:

                                                IN MILLIONS OF NIS
                                              ---------------------
                                              2004*  2003**  2002**
                                              -----  ------  ------
Total assets                                  9,078  10,356  12,274

Assets consisting of
credits to the public                         7,993   9,190  10,908

Total liabilities                             8,570   9,847  11,665

Liabilities consisting of
deposits                                      8,488   9,742  11,474

The following table shows the linkage basis (currency) breakdown of our credit to the public outstanding as of December 31, 2004, 2003 and 2002:

                                               IN MILLIONS OF NIS
                                              --------------------
                                              2004*  2003**  2002**
                                              -----  ------  ------
Non-linked Israeli currency                     709   1,125   1,278

CPI linked Israeli currency                     717     993   1,445

Dollar and linked thereto                     6,450   6,903   7,913

Other foreign currency and linked thereto       117     169     272
                                              -----  ------  ------
TOTAL                                         7,993   9,190  10,908
                                              =====  ======  ======

*  Reported Amounts

** Adjusted Amounts

INVESTMENT PORTFOLIO

     The following table presents the book or market value of our investment portfolio as of December 31 of 2000, 2001, 2002, 2003 and 2004:

                                                            IN MILLIONS OF NIS
                                               ------------------------------------------
                                               2004     2003     2002     2001      2000
                                               ----     ----     ----     ----      -----
Marketable Government bonds                       -        -      0.1     163.0     171.0

Marketable other bonds                          0.2      7.2     13.0      19.3      15.2

Non-marketable other bonds                      3.5      7.9     19.3      16.6         -

Non-marketable shares                          30.5     34.3     25.7      30.2      25.7

Marketable and available for sale shares       25.8     36.0     13.5       1.0       1.7

Trading shares                                    -        -        -       8.0       7.7
                                               ----     ----     ----     -----     -----
Total                                          60.0     85.4     71.6     238.1     221.3
                                               ====     ====     ====     =====     =====

EQUITY HOLDINGS PORTFOLIO

     The following table presents the book value of our investments in other equity holdings as of December 31of 2000, 2001, 2002, 2003 and 2004:

                                                            IN MILLIONS OF NIS
                                               -----------------------------------------
                                               2004     2003     2002     2001      2000
                                               ----     ----     ----     ----      ----
Investments in related companies                -        -        0.9      1.4       2.6

INTERNATIONAL OPERATIONS

     We have no material operations outside of Israel and our past and current operations concentrate on the Israeli market.

LOAN PORTFOLIO

   TOTAL CREDIT TO THE PUBLIC

     As of December 31, 2004, the total credit to the public amounted to NIS 7,993 million compared with NIS 9,190 million as of December 31, 2003. These figures include credit guaranteed by the State of Israel and granted out of a deposit that was deposited with us by the State of Israel for that purpose, the balance of which amounted to NIS 6,167 million as of December 31, 2004 compared with NIS 6,405 million as of December 31, 2003. Net of such credit, the credit to the public amounted to NIS 1,826 million as of December 31, 2004 compared with NIS 2,785 million as of December 31, 2003 (a 34% decrease). The above figures are after deduction of allowance for doubtful debts. This decrease stemmed mainly from our policy to reduce our credit portfolio and was also affected by the allowances for doubtful debts that were recorded in those years. As of March 31, 2005, total credit to the public amounted to NIS 1,625 million (excluding certain credit guaranteed by the State of Israel and granted out of a deposit that was deposited with us by the State of Israel for that purpose), which reflects a decline of NIS 201 million (approximately 11%) compared to the balance outstanding as of December 31, 2004.

ANALYSIS OF OVERALL RISK BY BUSINESS SEGMENTS

     The following tables show, by business segment, the related risk counterparties to whom our counterparty risk exposures were allocated in the last five years. The tables for 2000-2001 do not include data relating to Government guarantees and their effect on the total risk because such data is not available to us for these years.

CREDIT TO THE PUBLIC - ANALYSIS OF OVERALL RISK BY BUSINESS SEGMENTS REPORTED AMOUNTS*

                                                                       DECEMBER 31, 2004
                                      ---------------------------------------------------------------------------------
                                                                                             ANNUAL        BALANCE OF
                                                                                          EXPENSE FOR     THE SPECIFIC
                                                          OFF-BALANCE    TOTAL RISK OF    THE SPECIFIC    ALLOWANCE FOR
                                        BALANCE SHEET     SHEET CREDIT     CREDIT TO     ALLOWANCE FOR      DOUBTFUL
                                      CREDIT RISK (1)**    RISK (2)**       PUBLIC**     DOUBTFUL DEBTS     DEBTS(5)
                                      -----------------   ------------   -------------   --------------   -------------

                                                                      IN MILLIONS OF NIS
                                      ---------------------------------------------------------------------------------
Agriculture                                        14.9            0.3            15.2              0.7             5.4
Industry                                          595.4           53.5           648.9             29.8           448.6
Construction and real estate                      447.3           84.2           531.5             24.3           276.7
Electricity                                     6,341.9            4.6         6,346.5              2.6            20.8
Commerce                                           65.7            9.5            75.2              4.2            99.6
Restaurants and hotels                             42.3            2.5            44.8              0.5            58.2
Transport and storage                              32.4              -            32.4                -             4.1
Communications and computer services               44.2            0.1            44.3             (0.5)           46.5
Financial services                                159.8           98.0           257.8              4.7            61.7
Other business services                           127.3            2.3           129.6             10.6            55.5
Public and community services                     184.9            1.2           186.1              1.1           113.7
Private households                                  9.7              -             9.7              1.1             1.7
                                      -----------------   ------------   -------------   --------------   -------------
TOTAL                                           8,065.8          256.2         8,322.0             79.1         1,192.5
                                      =================   ============   =============   ==============   =============
Credit risk included in the
various industry sectors:
Agricultural settlement movements (4)             291.5            5.6           297.1             (1.8)
Local authorities and entities
controlled by them                                 22.5              -            22.5                -

                                                          DECEMBER 31, 2004
                                      ---------------------------------------------------------
                                                                 TOTAL RISK     % OF SECTOR
                                      BALANCE OF                   NET OF      FROM TOTAL RISK
                                      PROBLEMATIC   GOVERNMENT   GOVERNMENT   NET OF GOVERNMENT
                                      DEBTS (3)**   GUARANTEES   GUARANTEES      GUARANTEES
                                      -----------   ----------   ----------   -----------------

                                                          IN MILLIONS OF NIS
                                      ---------------------------------------------------------
Agriculture                                  10.6          0.2           15                 0.7%
Industry                                    331.4          5.3        643.6                30.0%
Construction and real estate                395.1          4.3        527.2                24.6%
Electricity                                  86.1      6,167.3        179.2                 8.4%
Commerce                                     32.8          0.2           75                 3.5%
Restaurants and hotels                       35.1            -         44.8                 2.1%
Transport and storage                         0.2            -         32.4                 1.5%
Communications and computer services         18.8            -         44.3                 2.1%
Financial services                           83.1            -        257.8                12.0%
Other business services                      43.3            -        129.6                 6.0%
Public and community services                88.8            -        186.1                 8.7%
Private households                            0.8            -          9.7                 0.5%
                                      -----------   ----------   ----------   -----------------
TOTAL                                     1,126.1      6,177.3      2,144.7              100.00%
                                      ===========   ==========   ==========   =================
Credit risk included in the
various industry sectors:
Agricultural settlement movements (4)       124.7
Local authorities and entities
controlled by them                            1.9

* Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.
** The credit risk and the balance of problematic debts are presented net of the specific allowance for doubtful debts.

(1) Credit to the public and investments in debentures of the public. There are no other assets in respect of derivative instruments in relation to the public.
(2) Credit risk in off-balance sheet financial instruments as calculated for the purpose of determining per borrower credit limitations.
(3) Balances of problematic debts, less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations. Includes components of off-balance sheet risk.
(4) Kibbutzim and cooperative settlements and related local and national organizations and entities controlled by such movements.
(5)   Including allowance for interest on non-income bearing loans.

CREDIT TO THE PUBLIC - ANALYSIS OF OVERALL RISK BY BUSINESS SEGMENTS (CONT.) ADJUSTED AMOUNTS*

                                                                       DECEMBER 31, 2003
                                      ---------------------------------------------------------------------------------
                                                                                             ANNUAL        BALANCE OF
                                                                                          EXPENSE FOR     THE SPECIFIC
                                                          OFF-BALANCE    TOTAL RISK OF    THE SPECIFIC    ALLOWANCE FOR
                                        BALANCE SHEET     SHEET CREDIT     CREDIT TO     ALLOWANCE FOR      DOUBTFUL
                                      CREDIT RISK (1)**    RISK (2)**       PUBLIC**     DOUBTFUL DEBTS     DEBTS(5)
                                      -----------------   ------------   -------------   --------------   -------------

                                                                      IN MILLIONS OF NIS
                                      ---------------------------------------------------------------------------------
Agriculture                                        25.0              -            25.0                -             6.0
Industry                                          922.5           90.5         1,013.0             66.1           425.7
Construction and real estate                      524.9          135.3           660.2             18.8           196.0
Electricity                                     6,575.2           17.7         6,593.9              1.2             2.1
Commerce                                           97.5            6.1           103.6              4.9            92.8
Restaurants and hotels                             83.1           31.9           115.0              6.8            68.6
Transport and storage                              90.5            0.2            90.8              0.1             3.3
Communications and computer services               93.5            8.8           102.3              7.8            46.3
Financial services                                344.8          109.2           454.0             10.0           129.2
Other business services                           264.9            2.8           267.7              6.7            35.2
Public and community services                     233.8            1.3           235.1             11.5           103.9
Private households                                 27.5            0.8            28.2                -             1.3
                                      -----------------   ------------   -------------   --------------   -------------
TOTAL                                           9,283.2          404.6         9,688.8            133.9         1,101.4
                                      =================   ============   =============   ==============   =============
Credit risk included in the
various industry sectors:
Agricultural settlement movements (4)             345.7            5.4           351.1             10.2
Local authorities and entities
controlled by them                                 28.6              -            28.6                -

                                                         DECEMBER 31, 2003
                                      ---------------------------------------------------------
                                                                 TOTAL RISK     % OF SECTOR
                                      BALANCE OF                   NET OF      FROM TOTAL RISK
                                      PROBLEMATIC   GOVERNMENT   GOVERNMENT   NET OF GOVERNMENT
                                      DEBTS (3)**   GUARANTEES   GUARANTEES      GUARANTEES
                                      -----------   ----------   ----------   -----------------

                                                          IN MILLIONS OF NIS
                                      ---------------------------------------------------------
Agriculture                                   7.7          0.3         24.7                 0.8
Industry                                     4713         20.1        992.9                30.5
Construction and real estate                433.8          4.5        655.7                20.1
Electricity                                  66.6      6,405.3        188.6                 5.8
Commerce                                     47.3            -        103.6                 3.2
Restaurants and hotels                       77.0          2.5        112.5                 3.5
Transport and storage                         0.2            -         90.8                 2.8
Communications and computer services         29.4            -        102.3                 3.1
Financial services                          121.1            -        454.0                13.9
Other business services                      43.6            -        267.7                 8.2
Public and community services               146.6            -        235.1                 7.2
Private households                            2.8            -         28.2                 0.9
                                      -----------   ----------   ----------   -----------------
TOTAL                                     1,447.4      6,432.7      3,256.1               100.0
                                      ===========   ==========   ==========   =================
Credit risk included in the
various industry sectors:
Agricultural settlement movements (4)       163.3
Local authorities and entities
controlled by them                            1.9

* Amounts adjusted to the effect of inflation according to the CPI for December 2003.
** The credit risk and the balance of problematic debts are presented net of the specific allowance for doubtful debts.

(1) Credit to the public and investments in debentures of the public. There are no other assets in respect of derivative instruments in relation to the public.
(2) Credit risk in off-balance sheet financial instruments as calculated for the purpose of determining per borrower credit limitations.
(3) Balances of problematic debts, less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations. Includes components of off-balance sheet risk.
(4) Kibbutzim and cooperative settlements and related local and national organizations and entities controlled by such movements.
(5)   Including allowance for interest on non-income bearing loans.

CREDIT TO THE PUBLIC - ANALYSIS OF OVERALL RISK BY BUSINESS SEGMENTS (CONT.) ADJUSTED AMOUNTS*

                                                                       DECEMBER 31, 2002
                                      ---------------------------------------------------------------------------------
                                                                                             ANNUAL        BALANCE OF
                                                                                          EXPENSE FOR     THE SPECIFIC
                                                          OFF-BALANCE    TOTAL RISK OF    THE SPECIFIC    ALLOWANCE FOR
                                        BALANCE SHEET     SHEET CREDIT     CREDIT TO     ALLOWANCE FOR      DOUBTFUL
                                      CREDIT RISK (1)**    RISK (2)**       PUBLIC**     DOUBTFUL DEBTS     DEBTS(5)
                                      -----------------   ------------   -------------   --------------   -------------

                                                                      IN MILLIONS OF NIS
                                      ---------------------------------------------------------------------------------
Agriculture                                        35.7            0.2            35.9              0.3             5.7
Industry                                        1,506.4          219.2         1,725.6            112.4           344.9
Construction and real estate                      558.3          210.1           768.4             74.4           120.8
Electricity                                     7,051.0           52.7         7,103.7              6.2             2.0
Water                                               0.2              -             0.2                -               -
Commerce                                          137.8           15.8           153.6             20.3            71.6
Restaurants and hotels                             95.4           32.7           128.1             22.8            44.7
Transport and storage                             126.0            5.3           131.3              1.2             5.6
Communications and computer services              175.4           12.0           187.4             16.5            45.0
Financial services                                521.3          216.1           737.4             82.7            79.8
Other business services                           478.3           12.6           490.9             11.5            21.1
Public and community services                     294.1            2.9           297.0             39.1            79.7
Private households                                 42.9            3.6            46.5              4.4             7.5
                                      -----------------   ------------   -------------   --------------   -------------
Total                                          11,022.8          783.2        11,806.0            391.6           828.4
                                      =================   ============   =============   ==============   =============
Credit risk included in the
various industry sectors:
Agricultural settlement movements (4)             464.2           41.4           505.6             19.3
Local authorities and entities
controlled by them                                 58.0              -            58.0                -

                                                         DECEMBER 31, 2002
                                      ---------------------------------------------------------
                                                                 TOTAL RISK     % OF SECTOR
                                      BALANCE OF                   NET OF        of TOTAL RISK
                                      PROBLEMATIC   GOVERNMENT   GOVERNMENT   NET OF GOVERNMENT
                                      DEBTS (3)**   GUARANTEES   GUARANTEES      GUARANTEES
                                      -----------   ----------   ----------   -----------------

                                                          IN MILLIONS OF NIS
                                      ---------------------------------------------------------
Agriculture                                  12.8          2.1         33.8                 0.7
Industry                                    517.9         80.1      1,645.5                34.3
Construction and real estate                331.0          4.8        763.6                15.9
Electricity                                  19.5      6,919.8        183.9                 3.8
Water                                           -            -          0.2                   -
Commerce                                     58.9          4.5        149.1                 3.2
Restaurants and hotels                      110.4            -        128.1                 2.7
Transport and storage                        47.7            -        131.3                 2.7
Communications and computer services         59.9            -        187.4                 3.9
Financial services                           92.6            -        737.4                15.4
Other business services                      46.5            -        490.9                10.2
Public and community services               145.4            -        297.0                 6.2
Private households                            9.2            -         46.5                 1.0
                                      -----------   ----------   ----------   -----------------
Total                                     1,451.8      7,011.3      4,794.7               100.0
                                      ===========   ==========   ==========   =================
Credit risk included in the
various industry sectors:
Agricultural settlement movements (4)       214.5
Local authorities and entities
controlled by them                            4.3

* Amounts adjusted to the effect of inflation according to the CPI for December 2003.
** The credit risk and the balance of problematic debts are presented net of the specific allowance for doubtful debts.

(1) Credit to the public and investments in debentures of the public. There are no other assets in respect of derivative instruments in relation to the public.
(2) Credit risk in off-balance sheet financial instruments as calculated for the purpose of determining per borrower credit limitations.
(3) Balances of problematic debts, less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations. Includes components of off-balance sheet risk.
(4) Kibbutzim and cooperative settlements and related local and national organizations and entities controlled by such movements.
(5)   Including allowance for interest on non-income bearing loans.

CREDIT TO THE PUBLIC - ANALYSIS OF OVERALL RISK BY BUSINESS SEGMENTS (CONT.) ADJUSTED AMOUNTS*

                                                                     DECEMBER 31, 2001
                                -------------------------------------------------------------------------------------------
                                                                                   ANNUAL         BALANCE OF
                                                                                 EXPENSE FOR     THE SPECIFIC
                                BALANCE SHEET    OFF-BALANCE   TOTAL RISK OF    THE SPECIFIC    ALLOWANCE FOR    BALANCE OF
                                 CREDIT RISK    SHEET CREDIT     CREDIT TO      ALLOWANCE FOR     DOUBTFUL      PROBLEMATIC
                                    (1)**        RISK (2)**       PUBLIC**     DOUBTFUL DEBTS     DEBTS (5)     DEBTS (3)**
                                -------------   ------------   -------------   --------------   -------------   -----------

                                                                      IN MILLIONS OF NIS
                                -------------------------------------------------------------------------------------------
Agriculture                              45.1            1.1            46.2              1.3             6.3           6.0
Industry                              1,903.2          708.9         2,612.1             35.5           185.4         554.2
Construction and real estate            778.0          428.8         1,206.8             26.7            47.8         260.4
Electricity                           7,087.8           71.3         7,159.1                -             2.3           8.9
Water                                     0.2              -             0.2                -               -             -
Commerce                                250.5           39.0           289.5              9.5            49.4          58.8

Restaurants and hotels                  164.5           35.5           200.0              5.6             9.1         140.1
Transport and storage                   229.2           14.8           244.0                -             1.7          59.8
Communications and computer
services                                217.1          146.1           363.2             12.2            23.5          24.7
Financial services                      610.5          117.4           727.9              3.6             3.6          56.5
Other business services                 672.4          137.5           809.9              3.6             4.8          35.0
Public and community services           304.9           31.0           335.9              9.9            29.4         140.5
Private households                       67.3            5.9            73.2              0.5             2.7           7.1
                                -------------   ------------   -------------   --------------   -------------   -----------
Total                                12,330.7        1,737.3        14,068.0            108.4           366.0       1,352.0
                                =============   ============   =============   ==============   =============   ===========
Credit risk included in the
various industry sectors:
Agricultural settlement
movements (4)                           565.9           10.9               -             19.7                         273.3
Local authorities                        73.4              -            73.4                -                           5.6

                                           DECEMBER 31, 2001
                                ---------------------------------------
                                                           % OF SECTOR
                                             TOTAL RISK   OF TOTAL RISK
                                               NET OF         NET OF
                                GOVERNMENT   GOVERNMENT     GOVERNMENT
                                GUARANTEES   GUARANTEES     GUARANTEES
                                ----------   ----------   -------------

                                           IN MILLIONS OF NIS
                                ---------------------------------------
Agriculture                            3.0         43.2             0.6
Industry                             123.5      2,488.6            35.9
Construction and real estate           5.1      1,201.7            17.3
Electricity                        6,984.6        174.5             2.5
Water                                    -          0.2               -
Commerce                                 -        289.5             4.2

Restaurants and hotels                 6.5        193.5             2.8
Transport and storage                    -        244.0             3.5
Communications and computer
services                                 -        363.2             5.2
Financial services                       -        727.9            10.5
Other business services                  -        809.9            11.7
Public and community services            -        335.9              48
Private households                       -         73.2             1.0
                                ----------   ----------   -------------
Total                              7,122.7      6,945.3           100.0
                                ==========   ==========   =============
Credit risk included in the
various industry sectors:
Agricultural settlement
movements (4)
Local authorities

* Amounts adjusted to the effect of inflation according to the CPI for December 2003.
** The credit risk and the balance of problematic debts are presented net of the specific allowance for doubtful debts.

(1) Credit to the public and investments in debentures of the public. There are no other assets in respect of derivative instruments in relation to the public.
(2) Credit risk in off-balance sheet financial instruments as calculated for the purpose of determining per borrower credit limitations.
(3) Balances of problematic debts, less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations. Includes components of off-balance sheet risk.
(4) Kibbutzim and cooperative settlements and related local and national organizations and entities controlled by such movements.
(5)   Including allowance for interest on non-income bearing loans.

CREDIT TO THE PUBLIC - ANALYSIS OF OVERALL RISK BY BUSINESS SEGMENTS (CONT.) ADJUSTED AMOUNTS*

                                                                            DECEMBER 31, 2000
                                        -------------------------------------------------------------------------------------------
                                                                                          ANNUAL         BALANCE OF
                                                                                        EXPENSE FOR     THE SPECIFIC
                                        BALANCE SHEET    OFF-BALANCE   TOTAL RISK OF    THE SPECIFIC    ALLOWANCE FOR    BALANCE OF
                                         CREDIT RISK    SHEET CREDIT     CREDIT TO      ALLOWANCE FOR     DOUBTFUL       PROBLEMATIC
                                             (1)**       RISK (2)**       PUBLIC**     DOUBTFUL DEBTS     DEBTS(5)       DEBTS (3)**
                                        -------------   ------------   -------------   --------------   -------------   -----------

                                                                             IN MILLIONS OF NIS
                                        -------------------------------------------------------------------------------------------
Agriculture                                      36.2            1.5            37.7              1.6             3.7            3.5
Industry                                      1,890.6          496.5         2,387.1             12.9           168.1          677.3
Construction and real estate                    751.0          502.4         1,253.4              3.0            14.0           99.7
Electricity                                   6,569.5           30.2         6,599.7                -             2.1            1.8
Water                                             0.3              -             0.3                -               -            0.3
Commerce                                        242.6           29.2           271.8              6.8            33.6           36.3

Restaurants and hotels                          158.5           41.4           199.9              0.5             3.0           22.8
Transport and storage                           233.9           10.2           244.1              0.7             1.4            0.4
Communications and computer services             63.0           30.5            93.5             (0.5)            8.9            6.9
Financial services                              438.3          121.0           559.3                -             2.9            2.4
Other business services                         704.0          123.0           827.0              0.2             0.9           31.2
Public and community services                   317.0            6.6           323.6              6.0            13.7           27.3
Private households                               81.7           34.8           116.5              0.3             0.3            6.0
                                        -------------   ------------   -------------   --------------   -------------   ------------
Total                                        11,486.6        1,427.3        12,913.9             31.5           252.6          915.9
                                        =============   ============   =============   ==============   =============   ============
Credit risk included in the
various industry sectors:
Agricultural settlement movements (4)           626.1            9.5           635.5              4.2                          358.4
Local authorities                                99.8              -            99.8                -                            9.6

                                                    DECEMBER 31, 2000
                                        ----------------------------------------
                                                                  % OF SECTOR
                                                     TOTAL RISK   OF TOTAL RISK
                                                       NET OF         NET OF
                                        GOVERNMENT   GOVERNMENT     GOVERNMENT
                                        GUARANTEES   GUARANTEES     GUARANTEES
                                        ----------   ----------   --------------

                                                   IN MILLIONS OF NIS
                                        ----------------------------------------
Agriculture                                    3.7         34.0              0.5
Industry                                     185.9      2,201.2             35.6
Construction and real estate                   6.5      1,246.9             20.1
Electricity                                6,507.5         92.2              1.5
Water                                            -          0.3                -
Commerce                                       0.2        271.6              4.4

Restaurants and hotels                        10.0        189.9              3.1
Transport and storage                            -        244.1              3.9
Communications and computer services           0.4         93.1              1.5
Financial services                               -        559.3              9.0
Other business services                          -        827.0             13.3
Public and community services                    -        323.6              5.2
Private households                               -        116.5              1.9
                                        ----------   ----------   --------------
Total                                      6,714.2      6,199.7            100.0
                                        ==========   ==========   ==============
Credit risk included in the
various industry sectors:
Agricultural settlement movements (4)
Local authorities

* Amounts adjusted to the effect of inflation according to the CPI for December 2003.
** The credit risk and the balance of problematic debts are presented net of the specific allowance for doubtful debts.

(1) Credit to the public and investments in debentures of the public. There are no other assets in respect of derivative instruments in relation to the public.
(2) Credit risk in off-balance sheet financial instruments as calculated for the purpose of determining per borrower credit limitations.
(3) Balances of problematic debts, less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations. Includes components of off-balance sheet risk.
(4) Kibbutzim and cooperative settlements and related local and national organizations and entities controlled by such movements.
(5)   Including allowance for interest on non-income bearing loans.

MATURITY DISTRIBUTION OF CREDIT TO THE PUBLIC BY LINKAGE BASIS SEGMENTS

      The following table sets forth the maturity profile of our credit to the public by linkage basis segments as of December 31, 2004. In this table, the future cash flows in respect of assets and liabilities are presented according to linkage base, in accordance with the remaining period to the contractual maturity date of each cash flow.

                                                          IN MILLIONS OF NIS
                                      ------------------------------------------------------------
LINKAGE                                 UP      BETWEEN   BETWEEN 6   BETWEEN    MORE
BASIS                                  TO 3      3 AND       AND       1 AND     THAN
                                      MONTHS   6 MONTHS   12 MONTHS   5 YEARS   5 YEARS     TOTAL
                                      ------   --------   ---------   -------   -------   --------
Non-Linked Israeli currency            563.4       24.0        58.3      99.4      11.2      756.3
CPI-linked Israeli Currency            34.1       33.2        66.4     416.0     391.6      941.3
Foreign Currency and linked thereto    232.4      197.1       354.2   2,604.6   8,006.6   11,394.9
                                      ------   --------   ---------   -------   -------   --------
TOTAL                                  829.4      254.3       478.9   3,120.0   8,409.4   13,095.5
                                      ======   ========   =========   =======   =======   ========

      o Balances of current accounts and credits which have matured are included in the up to 3 months category.

DEVELOPMENT OF CREDIT RISK IN RESPECT OF PROBLEMATIC BORROWERS

      The following table sets forth comparative data on the development of the overall credit risk in respect of problematic borrowers (not including problematic debts that are covered by collateral that is deductible for purposes of individual borrower and borrower group indebtedness limitations (Proper Banking Procedure No. 313):

                                              (IN NIS MILLIONS) (AS OF DECEMBER 31)
                                         ---------------------------------------------
                                           2004      2003      2002      2001     2000
                                         -------   -------   -------   -------   -----
Non income bearing                         400.2     571.6     589.3     427.7   164.3
Restructured (2)                           108.3      34.7      62.4      93.6   278.1
Designated for restructuring (3)            24.3      54.2      16.8      32.1     6.6
Temporarily in arrears                     117.9     102.4     130.2      60.0   266.7
Under special supervision*                 353.8     497.2     464.6     656.0   124.2
                                         -------   -------   -------   -------   -----

Total balance sheet credit to
problematic borrowers (1)                1,004.5   1,260.1   1,263.3   1,269.4   839.9
                                         =======   =======   =======   =======   =====

Off-balance sheet credit risk in
respect of problematic borrowers (1)       121.6     187.2     188.4      82.2    76.2

Debentures of problematic borrowers            -       0.1       0.2       0.4       -
                                         -------   -------   -------   -------   -----

Overall credit risk in respect of
problematic borrowers (1) (4)            1,126.1   1,447.4   1,451.9   1,352.0   916.1
                                         =======   =======   =======   =======   =====

* Including a loan to a customer that was classified as non-income bearing, and according to instructions of Bank of Israel was reclassified in 2003 to the "Securities" item (see Note 4 to the financial statements in Item
      17).

** Including NIS 116.1 million as of December 31, 2004 in respect of debts for which a specific allowance exists (NIS 136.1 million as of December 31, 2003 and NIS 237.5 million as of December 31, 2002).

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

      The data presented above indicates the high volume of debts that are classified as non-income bearing in relation to total credit to the public. The interest revenue in respect of those debts, which will not be included in financing income, will have a negative impact on our results of operations in the future, as long as the debts continue to be classified as non-income bearing. Interest income that was not credited to income for non-income bearing debts for the year ending December 31, 2004 was NIS 59 million, in comparison to NIS 73 million for the year ending December 31, 2003, and NIS 65 million for the year ending December 31, 2002.

      According to our policy, a loan is classified as non-income bearing if the loan is in arrears and management's evaluation is that the arrears are not temporary.

LOAN CONCENTRATION

         The following table sets forth our credit risk exposure to the largest six borrowers/borrower groups as defined by the Proper Banking Procedures of the Bank of Israel, for the five years ending on December 31, 2004, 2003, 2002, 2001, and 2000:

                                                IN MILLIONS OF NIS

-----------------------------------------------------------------------------------
                                  2004      2003       2002      2001        2000
-----------------------------------------------------------------------------------
                                Reported
                                 Amounts             Adjusted Amounts
-----------------------------------------------------------------------------------
Credit risk exposure to
the largest six
borrowers/borrower groups*         542.3     595.5      783.0    1,046.9      698.5
-----------------------------------------------------------------------------------
Total credit to the
public**                         7,993.4   9,189.6   10,908.1   12,223.3   11,426.6
-----------------------------------------------------------------------------------
Percentage of the
borrower/borrower group of
the total credit to the
public                               6.8%      6.5%       7.2%       8.6%       6.1%
-----------------------------------------------------------------------------------

* The credit risk exposure is calculated according to the Proper Banking Procedures of the Supervisor of Banks (Israel) and consequently, the amounts are presented after the deduction of certain types of collateral, such as State of Israel guarantees.
** The amount of total credit to the public includes a credit to a certain governmental entity, guaranteed by the State of Israel which was granted out of a deposit that was deposited with us by the State of Israel for that purpose and the outstanding balance of which, for each of the above years, was as follows:

            o     December 31, 2004*-      NIS 6,167.3 million

            o     December 31, 2003**-     NIS 6,405.3 million

            o     December 31, 2002**-     NIS 6,925.2 million

            o     December 31, 2001**-     NIS 6,984.6 million

            o     December 31, 2000**-     NIS 6,507.6 million

            *     Reported Amounts
            **    Adjusted Amounts

ANALYSIS OF SPECIFIC ALLOWANCES FOR DOUBTFUL DEBTS BY BUSINESS SEGMENTS

The following table details our annual expense for specific allowances for doubtful debts, according to business segments, for each of the past five years:

----------------------------------------------------------------------------------------------------------------------
                                          2004             2003             2002             2001            2000
----------------------------------------------------------------------------------------------------------------------
                                      IN               IN               IN               IN                IN
                                   MILLIONS         MILLIONS         MILLIONS         MILLIONS          MILLIONS
                                    OF NIS     %     OF NIS     %     OF NIS     %     OF NIS      %     OF NIS     %
----------------------------------------------------------------------------------------------------------------------
Agriculture                             0.7     1          -     -        0.3     -        1.3      1        1.6     5
Industry                               29.8    38       66.1    49      112.2    29       35.4     33       13.0    41
Construction and real estate           24.3    31       18.8    14       74.4    19       26.8     25        2.9     9
Electricity                             2.6     3        1.2     1        6.2     2          -      -          -     -
Commerce                                4.2     5        4.9     4       20.3     5        9.5      9        6.8    22
Restaurants and hotels                  0.5     1        6.8     5       22.8     6        5.6      5        0.5     2
Transport and storage                     -     -        0.1     -        1.2     -          -      -        0.7     2
Communications and computer
services                               (0.5)   (1)       7.8     6       16.5     4       12.2     11       (0.5)   (2)
Financial services                      4.7     6       10.0     7       82.7    21        3.6      3          -     -
Other business services                10.6    14        6.7     5       11.5     3        3.6      3        0.2     1
Public and community services           1.1     1       11.5     9       39.1    10        9.9      9        6.1    19
Private households                      1.1     1          -     -        4.4     1        0.5      1        0.3     1
TOTAL                                  79.1   100      133.9   100      391.6   100      108.4    100       31.6   100
                                       ----   ---      -----   ---      -----   ---      -----    ---       ----   ---
Credit risk included in the various
industry sectors:
Agricultural settlement
movements                              (1.8)            10.2     8       19.3     5       19.7     18        4.3    14
Local authorities                         -     -          -     -          -     -          -      -          -     -

DEPOSITS

      The following tables provide an analysis of the maturity of deposits as of December 31, 2004. In the tables above the future cash flows in respect of assets and liabilities are presented according to linkage base, in accordance with the remaining period to the contractual maturity date of each cash flow.

DEPOSITS OF THE PUBLIC AS OF DECEMBER 31,2004

                                                     IN MILLIONS OF NIS
                                      ----------------------------------------------------
                                        UP     BETWEEN    BETWEEN 6     MORE
LINKAGE                                TO 3     3 AND      AND 12       THAN
SEGMENT                               MONTHS   6 MONTHS    MONTHS      1 YEAR       TOTAL
                                      ------   --------   ---------   ---------   --------
Non-Linked Israeli currency            61.6      34.0       98.4         7.9        201.9
CPI-linked Israeli Currency            12.2      31.2       33.9        85.0        162.3
Foreign Currency and linked thereto    47.2       5.4        5.8           -         58.4

DEPOSITS OF THE GOVERNMENT AS OF DECEMBER 31,2004

                                                     IN MILLIONS OF NIS
                                      ----------------------------------------------------
                                        UP     BETWEEN    BETWEEN 6     MORE
LINKAGE                                TO 3     3 AND       AND 12      THAN
SEGMENT                               MONTHS   6 MONTHS     MONTHS     1 YEAR      TOTAL
                                      ------   --------   ---------   ---------   --------
CPI-linked Israeli Currency             10.8     10.8        21.6         369.1      412.3
Foreign Currency and linked thereto    132.4    154.7       316.6      10,452.6   11,056.3

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

      SUMMARY

      Until the liquidity crisis we experienced in the third quarter of 2002, which stemmed from the withdrawals of deposits by the public, our business focused on regular banking activities, including, without limitation, the extension of short, medium and long term credit in NIS and foreign currencies, the acceptance of deposits in all currencies, the maintenance of checking accounts and the issuance of credit cards. In addition, we issued guarantees of all types in Israel and abroad and issued letters of credit and other documents relating to foreign trade. As of June 30, 2002, the balance of the public's deposits with us was NIS 3,597 million, which decreased to NIS 1,291 million as of December 31, 2002. As a result of the increased withdrawals of deposits by the public, we began to experience a severe liquidity crisis and, by December 31, 2003 the balance of the public's deposits with us had declined to only NIS 620 million, and by December 31, 2004, to only NIS 405 million.

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

      For the fiscal year ended December 31, 2004, we had a profit of NIS 1.4 million, compared with a loss of NIS 104.4 million in 2003. Our losses from financing operations after allowance for doubtful debts in 2004 derived mainly from the provision for doubtful debts and from the decrease in our earnings from financing activities. Our profits from financing operations before the provision for doubtful debts amounted to NIS 66.2 million as of December 31, 2004 compared to NIS 70.1 million in the previous year. Our after-tax profit from ordinary operations amounted to NIS 1.2 million in 2004 compared to a loss of NIS 103.9 million in 2003.

A.    OPERATING RESULTS

      For the fiscal year ended December 31, 2004, we had a profit of NIS 1.4 million, compared with a loss of NIS 104.4 million in 2003 and a loss of NIS
423.5 million in 2002. The profit was derived in part from gains on investments in shares in the amount of NIS 41.5 million in 2004, compared with NIS 10.3 million in 2003.

      Our total balance sheet as of December 31, 2004 amounted to NIS 9,078 million as compared to NIS 10,356 million at December 31, 2003 and NIS 12,274 million as of December 31, 2002. Credit to the public amounted to NIS 7,993 million, which represented approximately 88.0% of our total balance sheet.

      Our profits from financing operations before the provision for doubtful debts amounted to NIS 66.2 million as of December 31, 2004 compared to NIS 70.1 million in 2003 and NIS 79.5 million in 2002. Our after-tax profit from ordinary operations amounted to NIS 1.2 million in 2004 compared to a loss of NIS 103.9 million in 2003 and a loss of NIS 429.5 in 2002. The decrease in profits from financing operations resulted mainly from the following:

- THE DECREASE IN THE VOLUME OF OUR FINANCING ACTIVITY. The balance of credit to the public (not including credit out of deposits of the State and guaranteed by the State) as of December 31, 2004 totaled NIS 1,828 million, compared with NIS 2,785 million at December 31, 2003 and NIS 3,984 million at December 31, 2002. The average balance of credit to the public in 2004, which is included in the tables on the rates of financing income and expenses, amounted to NIS 2,552 million compared with NIS 3,658 million in 2003, a decrease of NIS 1,106 million or 31% in the average balance of credit to the public.

- THE DECREASE IN OFF-BALANCE SHEET ACTIVITY. Concurrent with the decrease in volume of assets, there was also a decrease in the volume of off-balance sheet activity. The balance of guarantees issued by us was NIS 296 million on December 31, 2004, compared with NIS 419 million on December 31, 2003, and NIS 570 million at December 31, 2002.

- THE IMPLEMENTATION OF KIBBUTZ DEBT ARRANGEMENT. The profit from financing operations for 2003 includes income of NIS 26.5 million which derives from the implementation of the arrangement signed in 1996 between the Bank and the Treasury, in respect of the repayment of Treasury deposits as stipulated by the complementary arrangement for the debts of the Kibbutzim. According to that arrangement (signed among the banking system, the Treasury and the Kibbutzim), the banks were required to refund to the Treasury a part of the deposits received by them according to the original Kibbutz debt arrangements ("the Kibbutz arrangement deposits") which were designated to serve as a source for the rescheduling of the Kibbutz debts. The 1996 arrangement stipulated that in consideration for the refund of the deposits we would be entitled to compensation because the deposits carried interest at a rate lower by 1% than the interest paid on similar deposits by the other banks. In the fourth quarter of 2003, we refunded to the Treasury (in accordance with the complementary arrangement) an amount of NIS 171 million out of the Kibbutz arrangement deposits, and accordingly received compensation under the 1996 arrangements, in the amount of NIS 26.5 million.

            On the other hand the decrease in the profit from financing operations was offset by the following factors:

- Cost of the credit facility from the Bank of Israel - Commencing on August 20, 2002, we needed a credit facility from the Bank of Israel. The interest that was established for this credit line, until July 29 2003, was significantly higher than the interest we paid on the deposits which the credit line replaced. Until that date, we were charged interest at the Bank of Israel Rate plus 3%. In respect of excess overdrawing from the credit line, we were charged interest at the rate of 48% (adjusted interest of 61%).

      Interest charges in respect of the credit line in 2003 were higher by NIS 36 million than the interest paid on the deposits that the credit line replaced. As stated above, as from July 29, 2003, the interest rate paid on the credit line was reduced, and we are now being charged the Bank of Israel Interest Rate. In 2004 the average balance of the credit line was NIS 1,716 million, compared with an average balance of NIS 2,146 million in 2003.

-     Our continued policy of raising interest rates on credit.

 TOTAL ASSETS

      Our total assets as of December 31, 2004 decreased to NIS 9,078 million as compared to NIS 10,356 million as of December 31, 2003. The main component of the net change in the total assets was the reduction of our credit portfolio, which decreased from NIS 9,190 million as of December 31, 2003 to NIS 7,993 million as of December 31, 2004 (a decrease of 13%). The above figures include a state guaranteed credit (NIS 6,167 million as of December 31, 2004 and NIS 6,405 million as of December 31, 2003), that was granted out of a deposit that was deposited with us by the State of Israel for that purpose.

TOTAL LIABILITIES

      Our total liabilities as of December 31, 2004 decreased to NIS 8,570 million as compared to NIS 9,847 million as of December 31, 2003. The main component of the net change in the total liabilities was the reduction of our deposits, which decreased from NIS 9,742 million as of December 31, 2003 to NIS 8,488 million as of December 31, 2004 (12.9% decrease). The calculation of total liabilities includes a deposit of the State of Israel that was used to grant a credit guaranteed by the State of Israel, the balance of which amounted to NIS 6,405 million as of December 31, 2003 and NIS 6,167 millions as of December 31, 2004.

AVERAGE BALANCE OF ASSETS IN VARIOUS LINKAGE SEGMENTS AND THE MARGIN ON THESE ASSETS

NON-LINKED SHEKEL SEGMENT. The average balance of assets in this segment amounted to NIS 942 million compared with NIS 1,299 million in 2003, a decrease of 27.5%. The margin in this segment, including the effect of derivatives, was 2.44% in 2004, compared with 0.36% in 2003.

      It should be noted that most of the non-income bearing loans are included in this segment and that the increase in the margin of this segment was affected by the decrease in the interest rate on the special credit line and the decline in market interest rates in 2004 (which reduced the volume of accrued interest on the non-income bearing debt that was not recorded in the statement of income).

CPI LINKED SHEKEL SEGMENT. The average balance of assets in this segment amounted to NIS 974 million compared with NIS 1,322 million in 2003, a decrease of 26.3%. The decline in volume of operations in this segment derives both from the general decline in our operations and from our policy which generally provided that credit that we renew is for short periods and mainly in the non-linked shekel segment. The margin in this segment, including the effect of derivatives, was 2.24% in 2004, compared with 1.80% in 2003. The improvement in this margin is due to a decrease in the volume of non-income bearing loans in this segment, because of the said debt being transferred mainly to the non-linked shekel segment.

FOREIGN CURRENCY AND FOREIGN CURRENCY LINKED SEGMENT. The total average volume of assets in this segment amounted in 2004 to NIS 7,161 million compared with NIS 7,775 million in 2003, a decrease of 7.9%. Credit in this segment includes credit guaranteed by the State and granted to a certain Government corporation out of a deposit of the State. The margin in respect of this credit is negligible and matches the level of risk attached to this credit. Excluding the credit, the average balance of assets in this segment amounts to NIS 636 million, compared with NIS 1,137 million in 2003, a decrease of 44.0%. The margin in this segment, including the effect of derivatives, was 0.02% in 2004, compared with 0.24% in 2003. The low margin rate in this segment is the result of the volume of State guaranteed credit, as stated above.

      With respect to the profit from financing operations, it should be emphasized that our policy of reducing our activities and the continuous decrease in the volume of credit will cause the profit from financing operations to continue to decrease.

OPERATING INCOME AND EXPENSE

OPERATING AND OTHER INCOME. Operating and other income amounted to NIS 50.2 million in 2004, compared with NIS 22.3 million in 2003. Most of the income derived from gains on investments in shares in the amount of NIS 41.5 million in 2004, compared with NIS 10.3 million in 2003. This increase was partly offset by the decline in income from operating commissions which is due to the decline in transactions made by customers through our Bank. Income from operating commissions in 2004 amounted to NIS 4.1 million compared with NIS 6.5 million in 2003.

OPERATING AND OTHER EXPENSES. Operating and other expenses amounted to NIS 45.0 million in 2004, compared with NIS 64.7 million in 2003. Beginning with 2002 the operating expenses included provisions related to the retirement of employees following the approval of the run-off plan. In 2004 the financial statements included income in respect of this component. The income recorded in respect of staff retirement derives from a re-evaluation made by our Board of Directors, which resulted in a reduction in the provision made in respect of the period in which the services of the Chairman of the Board, the General Manager and the Deputy General Manager may no longer be required. The reduction amounted to NIS
1.7 million. On the other hand, the allowance in respect of employees included in the retirement plan was increased by the amount of NIS 0.9 million, so that the net income amounted to NIS 0.8 million. Excluding this item, operating expenses in 2004 amounted to NIS 45.8 million compared with NIS 64.7 million in 2003, a decrease of 29% in operating expenses.

      Salary expenses, not including employee retirement costs, totaled NIS 19.7 million in 2004, compared with NIS 33.7 million in 2003, a decrease of 42%. The decrease in salary expenses was affected by the decrease in the number of staff in accordance with the run off plan and the efficiency measures complementing it. At the beginning of 2003, we reduced salaries. These measures continued to be in effect in 2004, although some of the reductions were cancelled as of the beginning of 2005. The decline in salary expenses is expected to continue due to the continued reduction in manpower.

      The provision for taxes on our income, which is defined as a "financial institution" for Value Added Tax (hereinafter - VAT) purposes, includes VAT on profit in accordance with the Value Added Tax Law. VAT levied on salaries paid by financial institutions is included in the statement of income under "Salaries and related expenses". Due to losses for the purpose of VAT on profit, payroll VAT that is usually levied on a financial institution pursuant to the above law, in an amount which totaled NIS 3.0 million was not included in salary expenses in 2004, compared to NIS 5.1 million in 2003, due to a recording of a payroll VAT receivable.

      At the end of the third quarter of 2003, we relocated to office premises at a much lower rent than that paid for the previous offices. The reduced rental payments are fully reflected in 2004 whereas in 2003 the savings were only reflected in the last quarter of the year.

      Other operating expenses amounted to NIS 20.4 million, compared with NIS
20.7 million in 2003. In most of the components of this item there was a significant decrease, which was offset by the increase in insurance expense and collection and legal fees. In 2004, this item included expenses relating to the preparation of the annual report in the United States for 2003 and the auditing related to that report.

B.    LIQUIDITY AND CAPITAL RESOURCES

SOURCES OF FUNDS

      Our main sources of liquidity at the present time are (a) the special line of credit extended by the Bank of Israel, (b) Treasury deposits, (c) deposits of the public and (d) any collections we obtain on existing loans to customers. Set forth below is a chart showing the percentage of the various segments of deposits, as of December 31, 2004:

Deposits from the public:                              5%
Deposits from banks:                                   0%
Treasury:                                             78%
Deposits from Bank of Israel:                         17%

      The balance of the special line of credit (principal and interest) as of December 31, 2004 was NIS 1,404 million, as compared to NIS 2,091 million as of December 31, 2003, a decline of NIS 689 million. We used funds made available primarily from the realization of our assets to repay deposits of the public and repay the special line of credit

      The balance of the special line of credit (principal and interest) at the end of each quarter of 2004, was as follows:

       IN MILLIONS OF NIS
--------------------------------
1st Quarter-               1,903
2nd Quarter-               1,763
3rd Quarter-               1,513
4th Quarter-               1,404

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

      Deposits of the public amounted to NIS 405 million on December 31, 2004, compared with NIS 620 million on December 31, 2003, a decrease of 35%. These deposits are comprised of non-linked shekel deposits in the amount of NIS 198 million, compared with NIS 238 million at December 31, 2003, CPI-linked deposits in the amount of NIS 149 million, compared with NIS 275 million at December 31, 2003, and foreign currency denominated or linked deposits in the amount of NIS 58 million, compared with NIS 107 million at December 31, 2003. Government deposits as of December 31, 2004 amounted to NIS 6,655 million, compared with NIS 6,949 million on December 31, 2003. The main component of the Government deposits is foreign currency denominated deposits, which serve as the source for granting long-term loans. The balance of the Government's foreign currency deposits amounted to NIS 6,282 million on December 31, 2004, compared with NIS 6,545 million at the end of 2003. The decrease in foreign currency Government deposits results mainly from the erosion in the exchange rate of the US dollar.

      Another component of these deposits are the CPI-linked deposits, received as part of the arrangement of the Kibbutzim. These deposits served as a source for rescheduling the debts of the kibbutzim. The balance of the Government's CPI-linked deposits as of December 31, 2004 amounted to NIS 372 million, compared with NIS 404 million as of December 31, 2003. These deposits are long-term deposits that are repaid in installments according to the period for which the arrangement loans were provided (until the end of 2013).

      Deposits from banks as of December 31, 2004 amounted to NIS 1,428 million, compared with NIS 2,173 million at December 31, 2003. Of this amount, an amount of NIS 1,404 million derived from the special credit line, which the Bank of Israel granted to the Bank, compared with NIS 2,091 million as at December 31, 2003. These figures indicate a decrease of NIS 687 million in the utilized credit line. Other than the Bank of Israel credit line, the aforementioned item also includes a deposit in the amount of NIS 24 million which is a long-term deposit of a foreign bank that was deposited with the Bank in the 1990s. This deposit was deposited by the Bank with the Treasury and has the same repayment dates as the aforementioned deposit.

CASH FLOW

      Our cash flow must be examined in light of the process by which we are realizing the assets of the bank within the framework of the run-off plan under which we are operating.

      The cash balance as of December 31, 2004 amounted to approximately NIS 95 million, compared to NIS 115 million as of December 31, 2003, a decline of approximately NIS 20 million.

CASH AND DEPOSITS WITH BANKS. The balance of our deposits with banks amounted to approximately NIS 117.9 million, as of December 31, 2004, compared with approximately NIS 143.9 million as of December 31, 2003.

      The balance of our deposits with banks as of December 31, 2004 was comprised as follows:

      o     NIS 12.6 million deposits with the Bank of Israel.

      o NIS 82.8 million short-term deposits with other banks in Israel and abroad. (This amount includes approximately NIS 13.5 million, as of December 31, 2004, that are pledged to the banks in which they are deposited. These pledges were granted pursuant to the approval of the Bank of Israel and serve as collateral for our activities in derivative financial instruments with these banks).

      o     NIS 22.5 million long-term CPI-linked deposits.

      Cash flow from current operations in 2004 showed a surplus of approximately NIS 27 million.

      Cash flow from asset operations in 2004 shows a decline in the assets in an amount equal to approximately NIS 1,219 million, resulting primarily from a decline in loans, which was approximately NIS 1,125 million.

      Cash flow from liabilities in 2004 showed a decline of approximately NIS 1,267 million in our liabilities, including deposits of the public, deposits of banks and deposits of the Government. The special line of credit from the Bank of Israel currently represents the cash flow surplus between the cash flow resulting from realization of the assets and the cash flow resulting from the payment of liabilities. The balance of the special line of credit at the end of 2004 was NIS 689 million less than at the end of 2003, which indicates that, during the course of 2004, the consideration from the realization of the assets (including the decline of cash) plus the surplus cash flow from current operations, constituted a sufficient source for the payment of the liabilities and the significant reduction of the outstanding balance.

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

EQUITY CAPITAL

      Our Equity Capital as of December 31, 2004 was equal to NIS 199 million. The Capital Sum, including Non-Participating shares, amounts to approximately NIS 508 million representing approximately 5.60% of the balance sheet total

CAPITAL ADEQUACY

      On December 31, 2004, our minimum capital ratio was 0.64% compared with a negative ratio (0.28%) on December 31, 2003. The Proper Banking Procedures stipulate that the minimum capital ratio must be 9.0%.

      On November 26, 2003, the Supervisor of Banks notified us of his decision to waive the minimum capital ratio of 15%, which applied to us until that date.

      As a result of the sharp decline in our "first tier capital" and in view of the limitation providing that "second tier capital" in excess of the "first tier capital" shall not be taken into consideration in calculating the minimum capital ratio, almost all of our "second tier capital" remains unutilized in the calculation of the minimum capital ratio (thus, as at December 31, 2004, "second tier capital" in the total amount of NIS 532 million remains unutilized). In the opinion of our board of directors, in our present circumstances, the requirement to maintain a minimum capital ratio is irrelevant to our operations. It should be noted that the regulatory mandated minimum capital ratio is applied to normally operating institutions, while our Bank is currently subject to severe limitations pursuant to the run-off plan.

ALLOWANCE FOR DOUBTFUL DEBTS

      The following table shows a summary of the changes in the allowance for doubtful debts for the years ended December 31, 2004, 2003 and 2002:

                                                                        2004
                                                    --------------------------------------------
                                                       SPECIFIC       SUPPLEMENTARY
                                                    ALLOWANCE (1)      ALLOWANCE (2)      TOTAL
                                                    -------------     --------------     -------
                                                                 REPORTED AMOUNTS*
                                                    --------------------------------------------
                                                                    NIS MILLIONS
                                                    --------------------------------------------
Balance of allowance at beginning of year                   732.5               78.5       811.0
                                                    -------------     --------------     -------
Current allowances                                           96.5                3.4        99.9
Reduction in allowances                                     (16.5)             (12.3)      (28.8)
Collection of debts written-off in previous years            (0.9)                 -        (0.9)
                                                    -------------     --------------     -------
Amount charged to the income statement                       79.1               (8.9)       70.2
                                                    -------------     --------------     -------

Debts written-off                                           (98.1)                 -       (98.1)
                                                    -------------     --------------     -------

Balance of allowance at end of year                         714.4               69.6       784.0
                                                    =============     ==============     =======
Amount of allowance not deducted from credit to
public                                                        0.9                0.9         1.8
                                                    -------------     --------------     -------

                                                                        2003
                                                    --------------------------------------------
                                                      SPECIFIC        SUPPLEMENTARY
                                                    ALLOWANCE (1)      ALLOWANCE (2)      TOTAL
                                                    -------------     --------------     -------
                                                                   ADJUSTED AMOUNTS**
                                                    --------------------------------------------
                                                                      NIS MILLIONS
                                                    --------------------------------------------
Balance of allowance at beginning of year                   617.3               82.4       699.7
                                                    -------------     --------------     -------
Current allowances                                          144.3                3.5       147.8
Reduction in allowances                                     (10.4)              (7.4)      (17.8)
                                                    -------------     --------------     -------
Amount charged to the income statement                      133.9               (3.9)      130.0(3)
                                                    -------------     --------------     -------

Debts written-off or transferred                            (31.3)                 -       (31.3)
Erosion and inflationary adjustments                         12.6                  -        12.6
                                                    -------------     --------------     -------
Balance of allowance at end of year                         732.5               78.5       811.0
                                                    =============     ==============     =======
Amount of allowance not deducted from credit to
public                                                        1.5                0.9         2.4
                                                    -------------     --------------     -------

                                                                        2002
                                                    --------------------------------------------
                                                       SPECIFIC       SUPPLEMENTARY
                                                    ALLOWANCE (1)     ALLOWANCE (2)       TOTAL
                                                    -------------     -------------      -------
                                                                  ADJUSTED AMOUNTS*
                                                    --------------------------------------------
                                                                     NIS MILLIONS
                                                    --------------------------------------------
Balance of allowance at beginning of year                   250.9              72.2        323.1
                                                    -------------     -------------      -------
Current allowances                                          394.4              15.7        410.1
Reduction in allowances                                      (2.6)             (5.5)        (8.1)
Collection of debts written-off in previous years            (0.2)                -         (0.2)
                                                    -------------     -------------      -------
Amount charged to the income statement                      391.6              10.2        401.8

Debts written-off                                            (8.8)                -         (8.8)
Erosion and inflationary adjustments                        (16.4)                -        (16.4)
                                                    -------------     -------------      -------
Balance of allowance at end of year                         617.3              82.4        699.7
                                                    =============     =============      =======
Amount of allowance not deducted from credit to
public                                                       20.2                 -         20.2
                                                    -------------     -------------      -------

(1)   Not including allowance for interest on non-income bearing loans.
(2) Including a general allowance in accordance with Bank of Israel directives in the total amount of NIS 38.9 million (as of December 31, 2003 - NIS
      38.9 million; as of December 31, 2002 - NIS 38.9 million).
(3) Amount of NIS 129.8 million was recorded in the statement of income in reported amounts.

* Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.
** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

      The following table summarizes the balance of overall credit risk of problem loans in 2004, 2003 and 2002 and the allowance for doubtful debts relating to them:

                            AS OF DECEMBER 31-in millions of NIS
                           -------------------------------------
                             2004           2003           2002
                           -------        -------        -------
Overall Credit Risk of
Problem Loans              1,126.1        1,447.4        1,451.9
Annual Expense for
Allowance for Doubtful
Debts                         70.2          129.8          401.8

Percentage of Annual
Expense for Allowances
for Doubtful Debts out
of Overall Credit of
Problem Loans                  6.2%           9.0%          27.7%

C.    OFF-BALANCE SHEET ARRANGEMENTS (GUARANTEE ARRANGEMENTS AND OTHER
      COMMITMENTS).

      In the normal course of our business, prior to the liquidity crisis we experienced in the third quarter of 2002, we engaged in several types of off-balance sheet arrangements to meet the financing needs of our customers, including various types of guarantees, commitments to extend credit and letters of credit. The following table summarizes the balances these arrangements as of December 31, 2004 and 2003:

                                                      DECEMBER 31   DECEMBER 31
                                                          2004          2003
                                                      -----------   -----------
                                                           IN MILLIONS OF NIS
                                                      -------------------------
TRANSACTIONS THE BALANCE OF WHICH
REPRESENTS A CREDIT RISK -

Guarantees securing credit                               179.9         251.0
Guarantees to home purchasers                             91.0         112.2
Other guarantees and liabilities                          25.1          55.5
Letters of credit                                          2.9          17.6
Unutilized revolving credit facilities                     0.3           5.9
Irrevocable commitments to grant
credit facilities, approved but not yet executed           0.8          13.8

      Our income and expenses from the above types of off-balance sheet financial instruments for the past two years were as follows:

                                    IN MILLIONS OF NIS     IN MILLIONS OF NIS
                                    ------------------     ------------------
                                           2004                   2003
                                           ----                   ----
Income from guarantees issued
by us                                       3.0                    4.3
Income from letters of credit
issued by us                                  -                    0.3
Expenses on guarantees issued
in our favor                                0.1                    0.6

      Our off-balance sheet arrangements involve credit risk, as detailed in the table above, according to each type of arrangement.

      The realization of our undertakings pursuant to our off-balance sheet arrangements will have an adverse effect on our liquidity.

      The circumstances under which we would have to pay pursuant to our off-balance sheet arrangements are generally external circumstances, dependent upon third parties. While, generally speaking, it is not certain whether or not such circumstances will take place, it can be assumed with a high degree of certainty that we will pay the above off-balance sheet arrangements.

OTHER CONTINGENT LIABILITIES AND COMMITMENTS

      In 2003, we signed a lease agreement in respect of our office premises for the period ending in August 2006. The annual lease payment, which is linked to the CPI, amounts to NIS 0.9 million.

      We have outsourced our computer services. In connection with the outsourcing, we entered into an agreement with a three year term, with an optional two year extension. The cost of the services for the first, second and third years amounts to NIS 3.3 million, NIS 2.4 million and NIS 2.1 million, respectively. In the event that we decide to exercise the option, the cost of service for each additional year would amount to NIS 2.3 million.

      Between 1998-2001, we entered into agreements to participate in private investment funds. The total amount approved for investment by us amounts to US$20 million. The investment funds invest in Israeli companies or companies related to Israel and in high-tech companies. The majority of the investments made by these funds is in the credit component. The balance of this undertaking as of December 31, 2004, amounts to US$ 6.9 million.

DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY PERIODS

A.    VOLUME OF OPERATIONS

1.    Stated amount of derivative instruments ALM (Asset and Liability
      Management(1))

                                         DECEMBER 31, 2004                      DECEMBER 31, 2003
                              -------------------------------------   -------------------------------------
                                  CPI/SHEKEL       FOREIGN CURRENCY        CPI/SHEKEL      FOREIGN CURRENCY
                              INTEREST CONTRACTS      CONTRACTS       INTEREST CONTRACTS      CONTRACTS
                              ------------------   ----------------   ------------------   ----------------
                                          REPORTED AMOUNTS*                      ADJUSTED AMOUNTS**
                              -------------------------------------   -------------------------------------
                                 NIS MILLIONS        NIS MILLIONS        NIS MILLIONS        NIS MILLIONS
                              -------------------------------------   -------------------------------------
Options purchased                              -               36.2                    -               18.2
Forward contracts                          145.0              343.9                235.0              658.3
                              ------------------   ----------------   ------------------   ----------------

Total                                      145.0              380.1                235.0              676.5
                              ==================   ================   ==================   ================

2.    Gross fair value of derivative instruments ALM (1)

                                         DECEMBER 31, 2004                      DECEMBER 31, 2003
                              -------------------------------------   -------------------------------------
                                  CPI/SHEKEL       FOREIGN CURRENCY       CPI/SHEKEL       FOREIGN CURRENCY
                              INTEREST CONTRACTS       CONTRACTS      INTEREST CONTRACTS       CONTRACTS
                              ------------------   ----------------   ------------------   ----------------
                                          REPORTED AMOUNTS*                      ADJUSTED AMOUNTS**
                              -------------------------------------   -------------------------------------
                                 NIS MILLIONS        NIS MILLIONS        NIS MILLIONS        NIS MILLIONS
                              ------------------   ----------------   ------------------   ----------------
Gross positive fair value                    1.4                9.5                  4.6                3.3
Gross negative fair value                    0.1                2.4                    -                1.7
                              ------------------   ----------------   ------------------   ----------------

Total                                        1.3                7.1                  4.6                5.0
                              ==================   ================   ==================   ================

(1) Derivatives comprising part of the asset and liability management of the Bank, not designed for hedging purposes.

* Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.
** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

B. DERIVATIVE INSTRUMENTS CREDIT RISK ACCORDING TO THE OPPOSITE PARTY TO THE CONTRACT

                                                       DECEMBER 31, 2004
                                               ---------------------------------
                                                       REPORTED AMOUNTS*
                                               ---------------------------------
                                                         NIS MILLIONS
                                               ---------------------------------
                                               BANKS     CENTRAL BANKS     TOTAL
                                               -----     -------------     -----
Gross positive fair value of derivative
instruments                                      1.4               9.5      10.9
Off-balance sheet credit risk in respect
of derivative instruments (2)                   25.7              26.8      52.5
                                               -----     -------------     -----

Total credit risk in respect of derivative
instruments                                     27.1              36.3      63.4
                                               =====     =============     =====

                                                      DECEMBER 31, 2003
                                          --------------------------------------
                                                     ADJUSTED AMOUNTS**
                                          --------------------------------------
                                                        NIS MILLIONS
                                          --------------------------------------
                                                    CENTRAL
                                          BANKS      BANKS      OTHERS     TOTAL
                                          -----     -------     ------     -----
Gross positive fair value of
derivative instruments                      4.6         3.1        0.2       7.9
Off-balance sheet credit risk in
respect of derivative instruments(2)       44.4        46.7          -      91.1
                                          -----     -------     ------     -----

Total credit risk in respect of
derivative instruments                     49.0        49.8        0.2      99.0
                                          =====     =======     ======     =====

(1) Derivatives comprising part of the asset and liability management of the Bank, not designed for hedging purposes.
(2) Off-balance sheet credit risk relating to derivative instruments (including those with a negative fair value) as computed for limitation on individual borrower indebtedness.

* Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.
** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

C.    MATURITY PERIOD - STATED AMOUNTS AT YEAR-END

                                               DECEMBER 31, 2004
                                  ----------------------------------------------
                                               REPORTED AMOUNTS*
                                  ----------------------------------------------
                                                      FROM 3
                                     UP TO            MONTHS
                                    3 MONTHS        TO 1 YEAR           TOTAL
                                  ------------     ------------     ------------
                                  NIS MILLIONS     NIS MILLIONS     NIS MILLIONS
                                  ------------     ------------     ------------
CPI/Shekel interest contracts             25.0            120.0            145.0
Foreign currency contracts               380.1                -            380.1
                                  ------------     ------------     ------------

Total                                    405.1            120.0            525.1
                                  ============     ============     ============

                                               DECEMBER 31, 2003
                                  ----------------------------------------------
                                              ADJUSTED AMOUNTS**
                                  ----------------------------------------------
                                                      FROM 3
                                      UP TO           MONTHS
                                    3 MONTHS        TO 1 YEAR          TOTAL
                                  ------------     ------------     ------------
                                  NIS MILLIONS     NIS MILLIONS     NIS MILLIONS
                                  ------------     ------------     ------------
CPI/Shekel interest contracts                -            235.0            235.0
Foreign currency contracts               676.5                -            676.5
                                  ------------     ------------     ------------

Total                                    676.5            235.0            911.5
                                  ============     ============     ============

* Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.
** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

      Since we currently enter into these transactions in derivative financial instruments with other banks that have high credit ratings, the credit risk involved in these transactions is relatively small.

      We enter into derivative financial instruments transactions in order to limit our market risk exposure, as further detailed in "Item 11. Quantitative and Qualitative Disclosures about Market Risk".

ALLOWANCE FOR DOUBTFUL DEBTS RELATING TO OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

      Our allowance for doubtful debts relating to off-balance sheet financial instruments was NIS 1.8 million in 2004 compared with NIS 2.4 million for 2003 and 20.2 for 2002.

MATURITY PROFILE OF OUR CONTRACTUAL OBLIGATIONS

      The following table sets forth as of December 31, 2004 the maturity profile of our contractual obligations.

                                            As of December 31, 2004
                                            Payments Due by Period
                                              in millions of NIS
                         -------------------------------------------------------------
    CONTRACTUAL                       LESS                                     WITHOUT
       CASH                          THAN 1                 4-5      OVER     MATURITY
    OBLIGATIONS            TOTAL      YEAR    1-3 YEARS    YEARS    5 YEARS     DATE
                         --------   -------   ---------   -------   -------   --------
Senior Debt               1,434.0      80.0          -          -         -    1,354.0*

Subordinated Debt        12,001.1   1,004.5    1,463.2    1,335.5   8,146.1       51.8
                         --------   -------    -------    -------   -------   --------

Total Contractual Cash
Obligations              13,435.1   1,084.5    1,463.2    1,335.5   8,146.1    1,405.8
                         ========   =======    =======    =======   =======   ========

CONTINGENT LIABILITIES
AND COMMITMENTS

Lease Agreement               1.5       0.9        0.6          -         -          -

IT Outsource Contract         5.7       3.3        2.4          -         -          -

Stated Amount of
Derivative Instruments      525.1     525.1          -          -         -          -
                         --------   -------    -------    -------   -------   --------

Total Contingent
Liabilities and
Commitments                 532.3     529.3        3.0          -         -          -
                         ========   =======    =======    =======   =======   ========

*The balance includes the credit line amount provided by the Bank of Israel, in accordance with its terms, at the beginning of the period of 12 months during which this balance will be taken over by the Government by means of a monetary transfer to the Bank of Israel. Since from this date a downward trend was not determined for the credit line, its amount at the above date was included in the "Without maturity date" column. The Bank of Israel has the right to demand an early repayment of the credit line.

      In the above table, the future cash flows are presented in respect of the liabilities in accordance with the remaining period to the contractual maturity date of each cash flow.

      Out of the total contractual cash obligations set forth in the table above, NIS 10,841.3 million (included in subordinate debt) stems from the repayment of the State of Israel's deposit which served for the granting of a credit guaranteed by the State of Israel. The maturity profile of the payments due with respect to the deposit is as follows:

Less than one year   NIS 594.4 million

1-3 years            NIS 1,235.1 million

4-5 years            NIS 1,218.2 million

More than 5 years    NIS 7,793.6 million

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

      THESE ACCOUNTING PRINCIPLES IN RESPECT TO CRITICAL ISSUES IS IMPLEMENTED BY OUR BOARD OF DIRECTORS AND MANAGEMENT ACCORDING TO ISRAELI GAAP, WHICH DIFFERS IN CERTAIN RESPECTS FROM U.S. GAAP AS DESCRIBED BELOW IN "ITEM 17-FINANCIAL STATEMENTS" AND NOTE 32 TO THE FINANCIAL STATEMENTS.

      The following list sets forth the issues defined by our directors and management as critical from the accounting perspective.

ALLOWANCES FOR DOUBTFUL DEBTS - The specific allowance for doubtful debts is prepared based on the assessment of our directors and management as to the losses inherent in our credit portfolio, including off-balance sheet items. In making these estimates management takes into consideration, among other things, the risks involved in the financial stability of our borrowers and their repayment ability, based on the information compiled and presented by our credit officers as to their financial position and future cash flows as well as the quality and value of the collateral received.

      The financial stability of our borrowers and their ability to repay depends on economic variables that are not under our control and/or the control of the borrowers.

      Our directors and management are assisted by independent assessors and appraisers in order to obtain an indication as to the value of the collateral that we hold. For example, the assessment of real estate that serves as collateral for a loan that we extend is generally made for us by independent assessors. The value taken for the purpose of computing the required allowance for doubtful debts isbased upon an appraiser's valuation concerning "hasty sale", taking into account the terms and conditions of the sale and the expenses incurred with the sale.

      The amount that may be collected from borrowers is therefore based on assessments that by nature are subjective. The dependency on these assessments cannot assure that the amount that would in fact be collected will be in accordance with the assessments.

      The total monetary debt (not including off-balance sheet items) of borrowers in respect of whom an allowance for doubtful debts exists as of December 31, 2004 was NIS 629 million.

      The amount of credit to the public stated in the financial statements is net of the general and supplemental allowances for doubtful debts, the total balance of which as of December 31, 2004 amounted to NIS 69.6 million. The allowances that we made are done in accordance with directives of the Bank of Israel.

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

      The supplemental allowance is based on risk characteristics determined by the Bank of Israel. However, the Bank of Israel has exempted us from the requirement to record a supplemental allowance in respect of deviations from the limits on the indebtedness of a single borrower and of a borrower group, in respect of deviations from limits on credit for the purpose of acquiring means of control in corporate entities and in respect of deviation from limits on the concentration of indebtedness by economic sectors. Following this, a supplemental allowance was made only in respect of deviations relating to the lack of updated financial statements and in respect of balance of credit to borrowers classified as problematic borrowers.

PROVISIONS RELATING TO EMPLOYEE RIGHTS - The liability in respect of severance pay is computed as generally accepted on the basis of a monthly salary for each year of employment, and is covered in full by payments and deposits in pension and provident funds and by the purchase of insurance policies.

      In December 2002, a special collective agreement was signed by us, the General Federation of Labor and our employees' committee regarding the reduction in the number of our employees. According to this agreement, some of our employees are entitled to a pension as from date of termination of their employment. . In March 2005, this last collective agreement was extended by the parties until the earlier of December 31, 2007 or the end of the run-off period. In respect of these employees, we signed an agreement with a pension fund arranging for the pension payment. On the date on which the employment of each such employee is terminated, we must deposit with the pension fund the amount required to purchase the pension rights for the particular employee in accordance with the agreement. We included a provision in respect of the anticipated cost of acquisition of the pension rights for the above employees, as calculated in an opinion prepared by a pension expert. The opinion of the expert is based on his best knowledge of the effects of recent legislation and pension arrangement changes. The discounted cost of acquisition of pension rights is based on an annual discount rate of 3.0% (December 31, 2003 -3.5%). The total provision in respect of our employees entitled to a pension upon their retirement amounts to NIS 15.9 million (December 31, 2003 - NIS 18.2 million). Computation of such rights at an annual discount rate of 2.0% would increase the cost of acquisition of the pension rights by NIS 0.9 million (December 31, 2003
- computation of the said rights at an annual discount rate of 2.5% would increase the cost of acquisition of the pension rights by NIS 0.9 million).

      In view of the above it is not certain that the actual expense would be in accordance with the estimate used to calculate the provision.

FAIR VALUE OF FINANCIAL INSTRUMENTS

A. SECURITIES - All the securities owned by us as of December 31, 2004 are classified as available-for-sale securities. Marketable securities are stated in the balance sheet at fair value. Their fair value is determined on the basis of market quotation as of the balance sheet date. This data does not necessarily reflect the price that may be received from the sale of securities in large quantities. The value of non-marketable shares in the financial statements at December 31, 2004, was NIS 31 million. These shares are stated at their adjusted cost net of provisions for impairment in value based on management's assessments. These provisions were included based on the financial statements of the companies involved. Actual proceeds from the disposal of these investments may differ from their equity value as stated in the financial statements.

B. DERIVATIVE FINANCIAL INSTRUMENTS - Within the framework of the asset and liability management policy intended to manage our exposure to financial risks, we conduct transactions in derivative financial instruments. These instruments include future transactions and options designed to hedge against exposure to linkage base and currency exchange risks. The transactions which we conduct are in instruments that are not traded on an active market. In order to estimate the fair value of these instruments, we use models that serve us in our current operations and which take into consideration the inherent risk of the financial instrument (interest rate, margin of error, credit risk etc.). The fair value of assets and liabilities relating to such transactions, included in the financial statements as at December 31, 2004, is as follows:

            Other assets - NIS 10.9 million
            Other liabilities - NIS 2.5 million.

            The above values relate to transactions of a total stated value of NIS 525 million. Of this transaction value, transactions of a stated value of NIS 380 million matured during January 2005, and transactions of a stated value of NIS 145 million will mature during the period of three to twelve months from December 31, 2004.

            As stated above, all balances of derivative financial instruments serve as hedging against exposure to linkage base and currency exchange risks. Changes in financial parameters, which served as a basis for computing the fair value of the said instruments may result in a change in their fair value.

C. CONTINGENT LIABILITIES - Various legal actions are pending against us (including a motion for approval of a class action and a motion for approval of a derivative action). All of these actions are handled by our independent counsels. The independent counsels have informed us of their evaluation as to the probability of success of these actions. Where the evaluation is that the probability of success is not probable (but either remote or reasonably possible), we have generally not made any provisions in respect of the risk involved. See "Item 8. Legal Proceedings" below.

            We make provisions with respect to those actions where, according to our counsels' opinion it is probable to assume that they will not be cancelled or dismissed. Our counsels submit their opinion in each quarter and management updates the provisions where required. The provisions that we make are based on the evaluations of our counsels. There is no certainty that the final results of the legal actions will be the same as what our counsels suggest.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

IDENTITY OF DIRECTORS

      The name, age and position of each member of our board of directors as of June 30, 2005, and the month and/or year his or her tenure began, are set forth in the following table:

           NAME               AGE            POSITION WITH REGISTRANT           HOLDS POSITION SINCE
---------------------------   ---   -----------------------------------------   --------------------
Dr. Raanan Cohen(1,3,4,11)    64    Chairman of the Board of Directors of the
                                    Bank                                            August 2002
Richard Armonn(1,4,5)         71    Deputy Chairman of the Board of Directors
                                    of the Bank                                     1971(6)
Hillel Ashkenazy(1,4,7)       71    Director                                        January 1997
Avi Olshansky(1,4,8)          69    Director                                        November 1997
Yacob Aizner(2,4,8)           59    Director                                        October 2002
Shulamit Eshbol(2,3,9)        40    Director                                        November 2002
Yeheskel Beinisch(2,3,9)      64    Director                                        November 2002
Ephrat Bronfeld(1,2,3,10)     58    Director                                        December 2002
Moshe Gavish(1,3,9)           57    Director                                        November 2002
Ehud Green(2,4,10)            51    Director                                        December 2002
Shmuel Sisso(2,3,9,12)        54    Director                                        November 2001
Ben-Zion Dagan(3,4,7)         72    Director                                        July 2002

---------------
(1)   Member of the Administration Committee.
(2)   Member of the Audit Committee.
(3)   Member of Financial Statement Review Committee.
(4)   Member of Credit Committee.
(5)   Appointee of Bank Hapoalim B.M. and its affiliates.
(6)   Director since 1971 with interruptions.
(7)   Appointee of Israel Discount Bank Ltd. and its affiliates.
(8)   Appointee of Bank Leumi-Le-Israel B.M. and its affiliates.
(9)   Appointee of State of Israel.
(10) Outside director elected by our shareholders at the annual general meeting of the shareholders on December 26, 2002 in accordance with the Companies Act - 1999 (Israel).
(11) Dr. Raanan Cohen is not a director appointed by the holders of our Ordinary A shares. He was appointed to the board of directors by the other members of the board of directors. Under our Articles of Association, a director so appointed by the other directors automatically becomes Chairman of the Board.
(12)  Tenure ended in November 2004.

      DR. RAANAN COHEN, DIRECTOR. Dr. Cohen has been a director since August 2002 and he currently serves as our Chairman of the Board. He was appointed to the board of directors by the other directors. He is chairman of our administration and financial statement review committees and a member of our credit committee. Dr. Cohen was a member of Knesset (the Israeli parliament) from 1988 until 2002. Dr. Cohen served as the secretary general of the Israeli Labor Party from 1997 until 2002. From 2000 until 2002, he served as a minister in the Government. From 1992 until 1999, he served as a public director of Transclal Trade Ltd., Williger Ltd. and Blue Square Cooperative. Dr. Cohen is also a director of Oil Refineries Ltd. and Phoenix (Israel) Insurance Ltd.

      AVI OLSHANSKY, DIRECTOR. Mr. Olshansky has been a director since November 1997. He is an appointee of Bank Leumi-Le-Israel B.M. and its affiliates. Mr. Olshansky is a member of our administration and credit committees. Since 1997, he has worked independently as a financial and economic adviser and since 2003, as Chairman of A.Olshansky Consulting Ltd. From 1978 to 1991, Mr. Olshansky also served in various positions at Bank Hapoalim B.M., including as Vice President, Deputy Managing Director, Senior Executive Vice-President and joint Managing Director. From 1991 to 1997, he served as Chairman of the Board of Clal (Israel) Ltd., that operated companies in the insurance, industry, commerce and construction fields. Mr. Olshansky is a director of the following companies:
Azorim Investment Development and Construction Company Ltd., Camel Grinding Wheels Sarid Ltd., Kibbutz Sarid, Kibbutz-Tzora, Tzora Active System Ltd. and Asif Provident Funds Management Company Ltd.

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

      EPHRAT BRONFELD, DIRECTOR. Ms. Bronfeld has been a director since December 2002. She is a member of our audit, financial statement review, and administration committees. Ms. Bronfeld is an outside director. From 1996-2002, Ms. Bronfeld worked at Tahal Consulting Engineers Ltd., for two years as Assistant to the General Manager and Corporate Secretary and for four years as the General Manager of one of its subsidiaries. Ms. Bronfeld is a director of Yahav Massad Mutual Funds Ltd., Arel Communications and Software Ltd and Okiana Advanced Industries Ltd.

      EHUD GREEN, DIRECTOR. Mr. Green has been a director since December 2002. He is a member of our audit and credit committees. Mr. Green is an outside director. From 1972 to 1996, Mr. Green served as a career officer in the Israel Defense Forces, the Israel Police Force and the security services. Mr. Green has been practicing law in his own firm since 1996.

      BEN-ZION DAGAN, DIRECTOR. Mr. Dagan has been a director since July 2002. He is an appointee of Israel Discount Bank and its affiliates. He is a member of our audit and financial statement review committees Mr. Dagan served as a director of a subsidiary of Bank of Jerusalem Ltd. from 1997 to 2002.

      SHMUEL SISSO, DIRECTOR. Mr. Sisso was a director from November 2001 to November 2004 (with interruptions). He was an appointee of the State of Israel. He was a member of our audit and financial statement review committees. Mr. Sisso is a director of Israel Salt Industries Ltd. He served as the mayor of the Kiryat-Yam municipality from 1989 to 2001 and again from 2003 to the present. From 1997 to 2000, he served as the Israeli Consular General in New York.

IDENTITY OF OFFICERS

      The name, age and position of each of our executive officers, as of June 30, 2005, and the month and year his or her tenure began, are set forth in the following table:

       NAME           AGE               POSITION WITH REGISTRANT              HELD POSITION SINCE
-------------------   ---   -----------------------------------------------   -------------------
Dr. Raanan Cohen(1)    64   Chairman of the Board                                August 2002

Uri Galili             60   General Manager                                      July 2002

Arieh Savir            59   Deputy General Manager                               September 2002

Rimon Shmaya           56   Comptroller                                          April 2001
                            Comptroller & Financial Risks Manager                January 1998
                            Member of the Management                             May 1996

Jacob Garten(2)        55   Supervision & Risk Monitoring Manager                July 1999
                            Training and Information Technologies
                            Member of the Management                             November 1989

Nathan Dekel           54   Operations & Controls Manager                        April 2004
                            Operations Manager                                   July 1999
                            Member of the Management                             August 1990

Michael Warzager       50   General Counsel                                      March 1998

Itzhak David           50   Internal Auditor                                     November 2002

      (1) Dr. Raanan Cohen is included in this list since he is a salaried employee of the bank. Under Israeli law, a director, including a salaried chairman of the board, is not considered to be an executive officer.

      (2) Terminated active employment April 15, 2004.

      Mr. Uri Galili has served as our General Manager since July 2002. From 1995 until 2001, Mr. Galili was Director and General Manager of Bank Leumi (U.K.) Le-Israel B.M.. From 2001 until July 2002, he served as Head of International Private Banking at Bank Leumi Le-Israel Ltd.

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

      Mr. Itzhak David has served as our Internal Auditor since November 2002. Prior to that, he served as assistant to the Internal Auditor for approximately one year. From 2000 to 2001, Mr. David was Chief Financial Officer of Ampa Investments Ltd. From 1994 until 2000, he was the Chief Financial Officer and Secretary of The Investment Company for Industrial Development in Israel Ltd. and its subsidiaries.

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

      Each holder of Ordinary A Shares is entitled to appoint one director for every 1,015 Ordinary A Shares held by such holder, and each group of shareholders (who together hold 1,015 or more Ordinary A Shares) is entitled to appoint one director for every 1,015 Ordinary A Shares held. As a result, the Government of Israel currently has the right to appoint seven directors, Bank Leumi Le-Israel B.M. currently has the right to appoint three directors, Israel Discount Bank currently has the right to appoint two directors and Bank Hapoalim B.M. currently has the right to appoint one director. However, pursuant to an agreement between Bank Hapoalim B.M. and certain other holders of Ordinary A shares (which holders together have 500 Ordinary A Shares), Bank Hapoalim B.M. is entitled, by virtue of combining its own shares and the shares of the other holders party to the agreement, to appoint one additional director. Further to a recent amendment to the Banking Law (Licensing) - 1981, such an agreement to combine shares for the purpose of appointing a director requires the approval of the Governor of the Bank of Israel.

      Pursuant to the Companies Act, we are required, as of February 1, 2000, to have two outside directors elected by our shareholders voting at a general meeting of the shareholders. An outside director must be an Israeli citizen and, at the time of the appointment or during the two years preceding the appointment, neither the outside director himself nor any of his relatives, partners, employers or companies in which he is a controlling member may have had an interest in the company whose board the outside director is to be appointed. Among the other qualifications for election, no individual shall be appointed an outside director if his other positions or affairs create or are liable to create a conflict of interest with his position as director. Our outside directors are Ephrat Brunfeld and Ehud Green. Our outside directors hold office for a term of three years and, according to the Companies Law, outside directors may be elected for one additional three-year term after the initial three-year term.

      In order to facilitate the appointment of outside directors at the general meeting without exceeding the maximum number of directors prescribed by our articles of association and by Israeli Proper Banking Procedures, special arrangements have been agreed to by our major shareholders. The Government of Israel has agreed to refrain (subject to various conditions) from exercising its right to appoint one director of the seven that it is entitled to appoint. Bank Leumi Le-Israel B.M., Israel Discount Bank and Bank Hapoalim B.M. have agreed that they will refrain (subject to various conditions), through a rotation among them, from exercising their right to appoint one director of the seven that they are jointly entitled to appoint. Consequently, as long as these consents remain in force, the two outside directors may be elected by the shareholders at a general meeting, on account of the vacancies created by the above consents. Under these arrangements, the outside directors elected by the shareholders at a general meeting should be the candidates put forward by the shareholders who created the vacancies that are filled by the election of the outside directors.

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

COMPENSATION OF DIRECTORS AND OFFICERS

      The aggregate amount of remuneration that we paid to all directors and executive officers as a group during the year ended December 31, 2004 was NIS 5,339,000 and we set aside NIS 1,088,000 to provide severance pay, retirement or similar benefits for our directors and executive officers. At December 31, 2002, our financial statements included a provision in the amount of NIS 3.6 million in respect of the period during which management estimated that the services of the Chairman of the Board, the General Manager and the Deputy General Manager would no longer be required. In 2003, this provision was decreased and as of December 31, 2003 it amounted to NIS 1.7 million, and in 2004, after a subsequent evaluation by our Board (which concluded that we will employ the three executives until the end of their respective employment periods), the said provision was cancelled in its entirety.

      According to the employment contracts with the Chairman of the Board, the General Manager and the Deputy General Manager, the terms of their employment extend until August 14, 2006, July 29, 2006 and July 29, 2006, respectively. According to the employment contracts, each of the Chairman of the Board, the General Manager and the Deputy General Manager is entitled to receive prior notice before the end of their employment period and, at the end of their employment, they are entitled to receive compensation for unutilized vacation days as well as the amount deposited during the period of their employment into insurance policies or pension funds for their benefit.

      According to the employment contracts with three other of our officers, the employment period is not fixed, the officers are entitled to receive prior notice before the end of their employment and, at the end of their employment, they are entitled to receive severance payment (equal to several months' salary), compensation for unutilized vacation and sick days (subject to the customary conditions applying to our other employees), and the amount deposited during the period of their employment into insurance policies or pension funds for their benefit as well as additional severance compensation ("transition payment"). In the event that we terminate the officer's employment, in exchange for the additional severance compensation and subject to various conditions, we may instead pay the terminated officer pension payments until the age of 67.

      The following chart sets forth, on an individual basis, the compensation paid to our executive officers:

                               Severance   Additional
     Name             Salary     Pay(1)    Amounts(2)   Total(3)
     ----             ------   ---------   ----------   --------
                                IN THOUSANDS OF NIS
Raanan Cohen(4)         577       176           --         753
Uri Galili(4)           687       182           --         869
Arieh Savir(4)          591       174           --         765

Jacob Garten(5)         731       110           --         841
Nathan Dekel(5)         564       216           --         780
Rimon Shmaya(5)         558       189           --         747
Itzhak David            280        67           --         347
Michael Warzager(5)     543       184           --         727

(1) Includes severance pay, provident fund, pension, national insurance, further education allowance, vacation pay, provisions/payments of long service bonus and provisions for unutilized sick leave benefits.
(2) Includes amounts with respect to salary-related benefits resulting from changes in the salary during any given year.
(3) Includes salaries and related benefits not including payroll tax.
(4) During 2002, employment contracts were signed with the Chairman of the Board, the General Manager and the Deputy General Manager, each of whom commenced his employment in 2002. The employment contract for the Chairman of the Board has a four year term while the original employment contracts for the General Manager and the Deputy General Manager each have three year terms (in April 2005, these last two contracts were each extended through July 2006). As of December 31, 2002, the financial statements included a provision in an amount of NIS 3.6 million in respect of the period during which management then estimated that the service of these three officers will no longer be required. In 2003, this provision was decreased and as of December 31, 2003 it was NIS 1.7 million, and in 2004, after a subsequent evaluation by our Board (which concluded that we will employ the three executives until the end of their respective employment periods), the said provision was cancelled in its entirety
(5) In the past, we signed employment contracts with four senior executives who were employed during 2004. Under these contracts, we undertook to pay, among other things, additional severance payments in the event of termination (see note 18A(4) to our financial statements). The employment of Mr. Jacob Garten ended in September 2004. He received his severance payment as agreed at the relevant time. In the event that the employment of the other three executives is terminated, the maximum additional severance amount that we anticipate that we will have to pay them (as of December 31, 2004) amounted to NIS 5.4 million. In consideration of this commitment, a provision for payroll costs was made, which provision is not included in the table above.

      Pursuant to a resolution of our board of directors, which was approved by the shareholders at a general meeting, the annual compensation paid to our directors (other than our outside directors) is adjusted semi-annually to the CPI. As of the last compensation update on February 1, 2005, the annual compensation paid to our directors (other than our outside directors) was NIS 31,488, plus V.A.T., which is paid on a monthly basis. Outside directors are paid NIS 33,111 annually.

      In addition, our directors receive compensation for each plenum or committee meeting attended. The amount of compensation paid for plenum and committee meetings is also updated semi-annually to the CPI. Our directors (other than our outside directors) receive as of February 1, 2005, NIS 1,174, plus V.A.T. for each plenum and committee meeting attended while our outside directors received NIS 1,223.

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

      We granted an indemnification agreement to our directors and senior officers, which was approved by our General Meeting on August 8, 2002. Pursuant to the agreement, we undertook to indemnify our directors and senior officers for a monetary obligation imposed on them in favor of a third party pursuant to a judgment (including a judgment by way of settlement or by an arbitrator's decision which was approved by a court) and for reasonable litigation expenses (including lawyers' fees), imposed upon them in consequence of an act (defined as including omissions and decisions) performed or to be performed by virtue of their being directors or senior officers in the Bank or by virtue of any office or function they fulfilled and/or will fulfill according to our request or in our name within any company in which we hold and/or will hold shares and any other entity and any business venture in which we invested and/or will invest, on condition however that such activities are related to at least one of the types of events detailed in the indemnity agreement, which include, among others, the following events: offering of securities, implementing voting rights and rights to appoint directors in a company in which we hold and/or will hold shares and/or in another entity and/or in a business venture in which we invested and/or will invest, realization of collateral granted to us, approval of credit and other acts within the framework of permitted activities for banks pursuant to the Banking Law (Licensing) 1981-5741, holding of assets in trust, granting of underwriter's undertaking, a transaction of our concerning any assets for our account, giving any report or notice pursuant to the law, receipt of licenses and permits, events related to employer-employee relations and the failure to perform one or more of the above matters.

      The general and cumulative amount of indemnification that could be paid pursuant to the above agreement shall not exceed 25% of our equity according to our financial statements as of March 31, 2002, which stood at NIS 640,300,000, meaning shall not exceed NIS 160,075,000, this amount being linked to the Consumer Price Index published for the month of March 2002. The indemnification pursuant to the indemnification agreement is subject to the provisions of the Companies Law and to the various conditions detailed in the indemnification agreement

BOARD PRACTICES

      Except for our Chairman of the Board of Directors, none of our directors has a service contract with us. The service contract for our Chairman of the Board of Directors provides that, upon the termination of his employment, we must pay him compensation for unused vacation days and make available to him the amount deposited for his benefit, during his employment with us, into insurance policies or pension funds.

      Our audit committee is composed of Yeheskel Beinisch who serves as the audit committee chairman, Yacob Aizner, Shulamit Eshbol, Ehud Green and Ephrat Bronfeld. The audit committee operates pursuant to the audit committee procedures, which were ratified by our Board of Directors. The primary functions and responsibilities of the audit committee, are as follows:

      1. To provide recommendations to the board of directors regarding the appointment or termination of the appointment of the internal auditor.

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

      2. To approve the rescheduling of debt or the reorganization of debt for customers whose outstanding debt to us is between NIS 15-50 million (for regular customers), or between NIS 15-30 million (for problem customers).

      3. To approve write-offs of loans between NIS 0.75-3 million for any one customer.

      Our financial statement review committee is composed of Dr. Raanan Cohen, Shulamit Eshbol, Yeheskel Beinisch, Ephrat Bronfeld, Moshe Gavish, and Ben-Zion Dagan. The chairman is Dr. Raanan Cohen. The primary functions and responsibilities of the financial statement review committee are as follows:

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

      We do not have a compensation committee.

EMPLOYEES

      As of December 31, 2004, we had 62 employees, as follows:

Personnel/Training Staff        3
Compliance and Auditing         2
Officers                        6
Sales and Professional Staff   24
Support Staff                  27

      As of June 30, 2005, we had 58 employees, as follows:

Personnel/Training Staff        3
Compliance and Auditing         2
Officers                        6
Sales and Professional Staff   20
Support Staff                  27

      The reduction in our operations pursuant to the run-off plan was accompanied also by a reduction in our staff. The number of our employees as of December 31, 2004 is about 40% of the number that were employed on December 31, 2002.

      28 of our current employees are subject to collective employment agreements entered into between us, the General Federation of Labor and our employees' committee.

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

      We are a "mixed company" as defined in the Government Companies Law-1975 (Israel) and the opinion of the director of wages of the Ministry of Finance is that the above Basic Budget Law applies to us. The collective agreement entered into between us and some of our employees, in December 2002 was approved, upon our request, by the director of wages in the Ministry of Finance and he also approved certain severance payments to our officers, which were lower than those stipulated in their employment agreements. In March 2005, we entered into a new collective agreement, which amended and extended the collective agreement dated as of December 2002, and which was also approved, upon our request, by the Director of Wages of the Ministry of Finance.

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

SHAREHOLDERS IN THE UNITED STATES

      The number of holders of shares in the United States and the number of shares that such holders held as of May 2005, is set forth below:

      6% Cumulative Participating Preference C Shares- 1,133 holders in the United States, holding 2,022,892 shares.

      6% Cumulative Participating Preference CC Shares- 753 holders in the United States, holding 118,942 shares.

      7 1/2% Cumulative Redeemable Preference D Shares- 619 holders in the United States, holding 15,082 shares.

      7 1/2% Cumulative Redeemable Preference DD Shares- 1,639 holders in the United States, holding 10,439 shares.

PRINCIPAL HOLDERS OF VOTING SECURITIES

            The following table sets forth, as of May 31, 2005, certain information concerning ownership of our voting securities, including all persons known by us to own more than 5% of any class of our voting securities and the total amount of any class of our voting securities owned by our officers and directors as a group:

                                                                            PERCENTAGE OF
                                         NUMBER OF SHARES   PERCENTAGE OF   TOTAL VOTING
  NAME OF HOLDER        TITLE OF CLASS         OWNED         CLASS OWNED     RIGHTS HELD
  --------------        --------------   ----------------   -------------   -------------
State of Israel         Ordinary "A"
                        shares(1)             7,370            48.81%          45.78%
Poalim Trust Services   Ordinary "A"
Ltd. (3)                shares(1)             1,830            12.12%          11.37%
Israel Discount Bank    Ordinary "A"
Ltd., (4)               shares(1)             2,030            13.44%          12.61%
Bank Leumi Le-Israel    Ordinary "A"
B.M Israel (4)          shares(1)             3,110 (6)        20.60%          19.32%
Bank Hapoalim B.M       Ordinary
Israel (4)              Preferred
                        shares(2)            65,020 (5)         6.50%           0.40%
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

(6) Includes 1,050 or 6.95% held by Bank Leumi Lepituah Hataasiya Ltd., an affiliate of Bank Leumi Le-Israel B.M.

RELATED PARTY TRANSACTIONS

                       Loans Granted to Executive Officers
                            AS OF DECEMBER 31, 2004
                                IN NIS THOUSANDS
                   ------------------------------------------
                                                 Value of the
                                                   benefit
                                                derived from
                                                     the
                   Outstanding   Average term    preferential
      Name           balance        (years)         terms
----------------   -----------   ------------   -------------
Raanan Cohen            --             --             --
Uri Galili              --             --             --
Arieh Savir             --             --             --
David Blass             --             --             --
Jacob Garten            28            0.5              2
Nathan Dekel           150            1.7              6
Rimon Shmaya            84            1.6              4
Itzhak David            --             --             --
Michael Warzager        96            1.7              6

These loans are linked to the CPI and are non-interest bearing

For a description of the Indemnification Agreement for Directors and Senior Officers, see Item 6.

INTERESTS OF EXPERTS AND COUNSEL

      Not applicable.

ITEM 8. FINANCIAL INFORMATION

FINANCIAL STATEMENT AND OTHER FINANCIAL INFORMATION

      OUR FINANCIAL STATEMENTS ARE PREPARED IN ACCORDANCE WITH ISRAELI GAAP AND WITH THE DIRECTIVES OF THE ISRAELI SUPERVISOR OF BANKS. ISRAELI GAAP MAY DIFFER SIGNIFICANTLY FROM U.S. GAAP. SEE "ITEM 17. FINANCIAL STATEMENTS", IN PARTICULAR NOTE32, WHICH SETS FORTH THE PRINCIPAL DIFFERENCES BETWEEN ISRAELI GAAP AND U.S. GAAP.

LEGAL PROCEEDINGS

      Set forth below are certain details regarding material legal proceedings against us which were pending as of June 30, 2005:

(A) In December 1999, United Mizrachi Bank Ltd. filed a third-party notice in the amount of NIS 50,000,000 against us and ten other parties. The third-party notice relates to a counterclaim in the amount of NIS 150,208,289 filed by the State of Israel against United Mizrachi Bank with respect to losses incurred by the State of Israel as a result of a collapse of a group of companies that had received state grants and/or state guaranteed loans through United Mizrachi Bank. In the third-party notice, United Mizrachi Bank (a) claims that we were negligent in our preparation of surveys about the group of failed companies, which surveys were used by the State of Israel and United Mizrachi Bank to determine whether or not to provide state grants and/or state guaranteed loans and (b) seeks indemnification to be paid by us and the other defendants named in the third party notice for the damages suffered as a consequence of the failure of the group of companies. We reject the third-party notice and we have instructed our lawyers to file a statement of defense.

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

On May 17, 2005, the court granted the plaintiff's motion for discovery of documents and ordered us to produce most of the requested documents, including minutes of the meetings of our Board of Directors and our credit committee, audit reports of the Supervisor of Banks, and specific correspondence. We intend to appeal this decision. We and the plaintiff have agreed on a mediation proceeding, which has already begun, while reserving our right to file an appeal, in the event that the mediation is not successful.

On June 1, 2005, we received notices from counsel to our directors and officers insurers that our insurers have reservations as to the validity of the insurance coverage for this action and that they reserve their rights in this matter. The bank categorically rejects these reservations and intends to act to exhaust its rights against the insurers.

(D) In February 2003, a claim was filed against us and several other defendants, including the Ministry of Industry and Trade, the Ministry of Finance, Directors of the Investments Center, the Deputy General of the Ministry of Finance and two of our former employees, including our former joint General Manager, alleging damages caused (directly or indirectly) by us and the other defendants as a result of the failure to extend, or delay in extending, loans and/or grants. The plaintiffs seek damages in the amount of NIS 295 million. The claim was filed by a company which received loans from us in the 1990's that were fully guaranteed by the State of Israel. Additionally, the plaintiffs filed a motion to receive an exemption from the payment of court fees. On January 31, 2005, the court denied the motion for exemption, while also expressing its doubts as to the alleged claim of action. Since the court fees were not paid, the action was struck out. The plaintiff has filed an appeal against the above decision, which was rejected, on June 7, 2005, on procedural grounds. The plaintiff may still file an additional appeal to the Supreme Court, subject to being granted an extension.

(E) In March 2003, Lahava Chatamim Ltd., in its capacity as a shareholder, (according to a motion it filed, Lahava Chatamim Ltd. held at the time 325,194 cumulative participating preference C shares, 4,598 cumulative participating preference CC shares and 8,000 cumulative participating preference CC1 shares) filed a derivative action in the amount of NIS 409.5 million against us and eleven of our current and former officers and directors. The plaintiff claims that the officers and directors breached their duty of care and were negligent in carrying out their duties. According to the claim, the negligence of the officers and directors is evident, among other things, in granting credits without proper collateral, in problems in the bank credit policy, in the quality of the credits, in the procedures employed for granting the credits, in managing credit risk and in the routine handling of credits. The alleged damages are equal to the allowances for doubtful debts we made in our financial statements for 2002. Under Israeli law, the filing of a derivative action must be approved by the court. Accordingly, the plaintiff has filed an application to that effect. The parties' witnesses were cross-examined on May 26, 2005 and a decision will be given after the filing of the parties' written summations. Those of our officers and directors who were sued are vigorously contesting the action and the application for its approval. On June 1, 2005, we received notices from counsel to our directors and officers insurers that our insurers have reservations as to the validity of the insurance coverage for this action and that they reserve their rights in this matter. The bank categorically rejects these reservations and intends to act to exhaust its rights against the insurers.

F) In September 2003, an Israeli oil company filed a claim against us and two other banks, Israel Discount Bank Ltd. and United Mizrachi Bank Ltd., in the amount of NIS 6 million, concerning the delivery of oil products by the plaintiff to a power plant owned by a company called Ashcogen Ltd. We, together with the other two named banks, financed the building of the power plant. We provided 26% of the financing for the power plant and the management of the consortium of the bank financing was performed by Israel Discount Bank Ltd. The plaintiff alleges that the involvement of the three banks in the approval of the business plan and its income and expense budget created a representation upon which the plaintiff relied at the time that it provided its products to the plant, assuming that the expenses included in the approved plan and/or budget would be paid by the above banks. Due to the fact that the consideration for the products delivered was not paid, the plaintiff claims that the banks are responsible to compensate it for its losses. We and the other two banks reject the claim and we have instructed our lawyers to file the appropriate defenses.

(G) In March 2004, three companies that received various loans from us in the past, filed a claim for a declaratory and monetary judgment against us, our Chairman of the Board, our General Manager and one of our credit officers. The three plaintiffs, against whom we had previously initiated legal proceedings, have petitioned the court to declare, among other things, that they had entered into a binding construction loan agreement with us. The plaintiffs claim that as a result of our refusal to extend to them the construction loan to which we had allegedly committed, they suffered damages of approximately NIS 200 million, but in order to reduce court fees (while reserving their right to later amend the amount of the claim), they fixed the amount of the monetary claim at NIS 1 million. We reject the claim and we have instructed our lawyers to file a statement of defense and various preliminary motions to strike out the claim and for stay of the proceedings.

(H) On June 30, 2004, two of our former senior employees, S. Flomin (who served as our Internal Auditor) and L. Rutman (who served as Senior Adviser to the General Manager) filed a claim in the labor court, seeking NIS 2,346,200 in the aggregate (nominal). The claim is for various additional payments which, according to the claim, are due to them in connection with the cessation of their employment in 2002 and pursuant to the terms of their employment contracts. The payment of these additional payments was not approved by the Director of Wages of the Ministry of Finance, who was also named in the claim as a defendant. The plaintiffs claim that in return for these additional payments that were granted to them in their employment contracts, they agreed to forfeit wage increases that were due to them at the time. Therefore, the plaintiffs have alternatively petitioned the court to award them the value of the wage increases that they agreed to forfeit. Despite the fact that, according to the plaintiffs' claim, the value of the wage increases is greater than the amount of the claim, in order to reduce court fees, they have set their value equal to the amount of the claim. The plaintiffs also state that they reserve their right to file a claim concerning the above against our management and directors who approved their employment contracts.

(I) On September 14, 2004, Adi Eilat Hotel Ltd. ("the Company") and its shareholders filed an action in the Tel Aviv District Court, petitioning the court to declare that the Company and its shareholders (who are guarantors of its debt) are not liable to pay any monetary amount to us, that we are obliged to return to the shareholders/guarantors the value of their private assets which were invested in the Company, that our Chairman of the Board and 12 members of our board of directors who served during the years 1997-2001 were negligent in carrying out their duties in that they allowed us to fund the hotel of the Company and that after the guarantors receive back their private assets, we will be entitled to take the hotel into our possession. According to our records, the Company and its shareholders/guarantors owed us, at the time that the claim was filed, approximately NIS 63 million. We rejected the claim and we instructed our lawyers to file the appropriate defenses. This action was settled in March 2005, as part of an agreement reached with the Company and its shareholders.

(J) On September 28, 2004, 27 financial institutions that hold our participating preference C and/or CC and/or CC1 shares filed an action in the Tel Aviv District Court, in which the court is petitioned, inter alia, to direct us to pay to our shareholders a dividend similar in an amount and on such date as we had paid until the payment of the last dividend for the second quarter of 2002. The plaintiffs claim, inter alia, that according to the our articles of incorporation, we are bound to pay to our preferred shareholders an annual dividend in the amount of 7.5%, that such dividend is not in essence a dividend, but rather a payment which is paid in full by the State of Israel with respect to the perpetual deposits that we deposited with the Treasury and, therefore, such distribution is not subject to distribution requirements proscribed by the law, and that even if such requirements should be applied, we should be ordered to pay the requested dividend because we meet the solvency requirement proscribed by law, in light of the fact that the dividend is financed in full by the State of Israel and is not deducted from our capital. Since the issue of the dividend is connected, in the opinion of our management, to the issue of the accruing of interest on the Bank's perpetual deposits with the Treasury, the Bank filed, on March 9, 2005, a motion for a declaratory judgment against the State of Israel and the above financial entities, stating that the interest on the perpetual deposits does in fact accrue. We reject the claim and we have instructed our lawyers to file the appropriate defenses.

      In addition, we are party to various pending legal proceedings which we do not expect will have a material adverse effect on our business, financial condition or results of operations.

      Except as indicated above, there have been no significant changes in the legal proceedings since the date of our annual financial statements.

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

                                      IN  NIS

                      CLASS C         CLASS CC       CLASS CC1
                     CUMULATIVE      CUMULATIVE     CUMULATIVE
                   PARTICIPATING   PARTICIPATING   PARTICIPATING     ORDINARY
                     PREFERENCE      PREFERENCE      PREFERENCE     PREFERENCE
                       SHARES          SHARES          SHARES         SHARES
                   High      Low    High    Low     High    Low     High    Low
2000                392      342   4,159   3,201   3,900   3,260   4,520   2,410
2001                446      339   4,070   3,379   4,458   3,370   2,592   1,905
2002                490       58   4,750     752   4,840     555   2,870     150

2003
   1st Quarter       63       58     938     700     578     550     204     144
   2nd Quarter      123       63     775     700     860     578     229     143
   3rd Quarter      105       90     800     740     900     849     200     182
   4th Quarter      108       78   1,142     730     990     900     207     172
2004
   1st Quarter      158       95   1,590   1,020   1,449     925   1,174     194
   2nd Quarter      134      105   1,249   1,000   1,290     720     841     481
   3rd Quarter      130      117   1,220   1,190   1,230   1,100     642     540
   4th Quarter      124      107   1,211   1,050   1,129   1,001     586     410
   December 2004    129      114   1,200   1,200   1,200   1,200     850     622
2005
   January          162      115   1,200   1,200   1,500   1,198     850     711
   February         169      133   1,400   1,200   1,500   1,198   1,058     774
   March            140      140   1,300   1,250   1,373   1,310     926     854
   April            145      140   1,300   1,250   1,300   1,300     895     832
   May              135      135   1,201   1,200   1,200   1,200     828     825
   June             120      120   1,200   1,134   1,200   1,200     808     808

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

      (h) to guarantee loans obtained or to be obtained by any industrial and other enterprise; and

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

      NOTICE OF GENERAL MEETINGS; OMISSION TO GIVE NOTICE. The Companies Law provides that a public company, such as us, must give notice of a general meeting to its shareholders of record at least twenty-one days prior to the meeting, unless the company's articles of association provide that a notice need not be sent. Article 5 of our articles of association provide that only the holders of Ordinary A shares and Ordinary Preferred shares, will be entitled to receive notice of a General Meeting and that the holders of all other classes of shares will not enjoy such right.

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

      QUORUM AT GENERAL MEETINGS. Under Article 65 of our Articles of Association, the required quorum for any General Meeting of shareholders is two or more shareholders present in person, by proxy or by attorney who collectively hold Ordinary A shares representing at least thirty-three and one-third percent (33 1/3%) of the number of votes of the company. Article 68 of our Articles of Association provides that if a quorom is not present within half an hour from the time the meeting was set, then, if the meeting was called at the request of the shareholders it will be cancelled, and otherwise it will be adjourned and any shareholders present and entitled to participate in the adjourned meeting shall constitute the required quorom.

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

      VOTING POWER; MODIFICATION OF CLASS RIGHTS. Article 77 of our Articles of Association provides that every shareholder shall have one thousand votes for each Ordinary A Share held by him and one vote for every Preferred Ordinary Share held by him. Article 8 of our Articles of Association provides that if at any time our share capital is divided into different classes of shares, the rights attached to any class may be modified, abrogated or otherwise dealt with by the company with the consent in writing of the holders of 75% of the issued and outstanding shares of that class or by Special Resolution (a resolution carried by at least 75% of the votes of those present and voting) in an Extraordinary Meeting of the shareholders of that class. A shareholder may vote in person, by proxy or by a duly authorized representative.

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

      ACQUISITION OF SHARES OVER CERTAIN THRESHOLDS. The Companies Law provides that, subject to the provisions stipulated therein, an acquisition of our shares must be made by means of a tender offer, if, as a result of the acquisition, the purchaser would become a holder of twenty-five percent or more of the voting rights. This rule does not apply if there is already another holder of twenty-five percent of the voting rights. Similarly, the Companies Law provides that an acquisition of our shares must be made by means of a tender offer, if, as a result of the acquisition, the purchaser would become a holder of more than forty-five percent of the voting rights, unless there is another person holding at that time, forty-five percent of the voting rights.

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

      MERGERS. The Companies Law provides for mergers between Israeli companies, if each party to the transaction obtains the appropriate approval of its board of directors and (subject to certain provisions) also the approval of the General Meeting of shareholders. A "merger" is defined in the Companies Law as a transfer of all assets and liabilities (including conditional, future, known and unknown liabilities) of a target company to another company, the consequence of which is the dissolution of the target company in accordance with the provisions of the Companies Law. For purposes of the approval of the General Meeting of shareholders of each merging entity, unless a court rules otherwise, the merger will not be deemed approved, if a majority of the holders of shares of that entity that are not held by the other entity or are not held by any person who holds 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other entity, and who had participated in the vote (excluding abstainers) had objected to the merger. The Companies Law further provides that with respect to companies incorporated prior to the commencement of the law (such as us), the merger requires the approval of a majority of three-quarters of the voting members present at the General Meeting (excluding abstainers).

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

      (2) exceptional transactions (as defined in the Companies Law) with (i) a controlling shareholder or his relative, or (ii) another person or entity in which transaction a controlling shareholder has a personal interest, including a private placement which is an exceptional transaction; and

      (3) the terms of engagement or employment with a controlling shareholder who is also an office holder (including a director) or an employee of the Company.

      The approval of our shareholders would be required in addition to the approval of our board of directors, in (i) any transaction in which the majority of our directors have a personal interest, and (ii) a private placement of securities that will increase the holdings in our securities of a shareholder that holds five percent or more of our outstanding share capital or our voting rights, if such private placement grants twenty percent or more of the total voting rights in our company prior to its issuance, and the consideration for it is not in cash or in securities registered for trading in a stock exchange or is not at the market rate, or a private placement that will cause any person to become, as a result of the issuance, a holder of more than five percent of our outstanding share capital or our voting rights.

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

      o an office holder (including a director) or a controlling shareholder must promptly disclose any direct or indirect personal interest (excluding personal interest that stems only from the personal interest of a relative and where the transaction is not exceptional) that he may have, and all material, related information or documents, in connection with any existing or proposed transaction by us;

      o in the event of a private placement that will increase the holdings in our securities of a shareholder holding more than five percent of our outstanding share capital or our voting rights, if such private placement grants twenty percent or more of the total voting rights in our company prior to its issuance, and the consideration for it is not in cash or in securities registered for trading in a stock exchange or is not at the market rate, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of our outstanding share capital or our voting rights, such holder or person must promptly disclose to us any personal interest he may have in such private placement, including all material, related information or documents; and

      o any of our shareholders voting on any transaction concerning a controlling shareholder as set forth above must inform us prior to the voting, or on the proxy card if applicable, of any personal interest he has in the transaction. The vote of a shareholder who does not inform us with respect to any such interest shall not be counted.

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

      Under the Companies Law, a company may not exempt an office holder (including a director) from liability with respect to a breach of his fiduciary duty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care, except with respect to a distribution.

      Pursuant to the Companies Law, a company may indemnify an office holder (including a director) against a monetary liability imposed on him by a court, including in settlement or arbitration proceedings that were approved by a court, reasonable litigation costs, including attorneys' fees, incurred due to an investigation or a proceeding by a competent authority to perform such investigation or proceeding, and which terminated without the filing of an indictment and without a monetary liability in place of a criminal proceeding, or which terminated without the filing of an indictment but with a monetary liability in place of a criminal proceeding for an offense which does not require proof of criminal intent and reasonable legal expenses in a civil proceeding or in a criminal proceeding in which the office holder was found to be innocent or in which he was convicted of an offense which does not require proof of a criminal intent. The indemnification of an office holder must be expressly allowed in the articles of association, under which the company may
(i) undertake in advance to indemnify its office holders (including directors) with respect to events that in the board of director's opinion can be foreseen, in view of the actual activity of the company, at the time of giving such undertaking and up to an amount or specific criterion determined by the board of directors to be reasonable under the circumstances, which events and which amount or criterion are to be stipulated in the company's undertaking or (ii) provide indemnification retroactively.

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

      A company may not indemnify an office holder (including a director) against, nor enter into an insurance contract which would provide an office holder (including a director) coverage for, nor exempt an office holder (including a director) from:

      o a breach by the office holder of his fiduciary duty, except with respect to indemnification against and insurance for a breach of fiduciary duty where the office holder acted in good faith and had a reasonable basis to believe that the act would not be detrimental to the company;

      o a breach by the office holder of his duty of care if such breach was done intentionally or recklessly, except in the case of negligence;

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

      The provisions of the Companies Law described above include certain amendments recently enacted in the Law. Our Articles of Association allow us to exempt office holders (including directors), to indemnify them and to procure insurance for them, in accordance with the provisions of the Companies Law, as enacted prior to the above amendments, but require the additional approval of our shareholders even with regard to exemption and undertaking to indemnify to be granted to our office holders who are not directors.

C.    MATERIAL CONTRACTS

      The following is a summary of each material contract, other than contracts entered into in the ordinary course of business and other than the run-off plan and the special line of credit (which are described in "Item 4. Business Overview - Proposed Sale of the Bank and Extension of Special Line of Credit by Bank of Israel" and "Business Overview - Adoption of Run-Off Plan and Amendment of the Special Line of Credit" above), and the indemnification agreement for directors and senior officers (which is described in "Item 6. Compensation of Directors and Officers") to which we are a party, for the two years preceding publication of this annual report.

      o Lease Agreement - On June 26, 2003, we signed a lease for new offices, located at 82 Menachem Begin Road, Tel Aviv, Israel 67138. We lease approximately 12,000 square feet, plus parking spaces and additional storage space. The term of the lease is three years, commencing September 1, 2003. We have an option to extend the lease for an additional three years. We pay rent of approximately $11,000 per month for office space and approximately $4,800 more per month for parking and storage space. In addition, we pay maintenance, municipal property tax and other related expenses. The rental amounts are linked to the cost-of-living index. If we exercise the option to extend the lease, the rental charges will increase by 5%, plus any cost-of-living increases.

      o Perpetual Deposit Agreement - Pursuant to agreements (by way of exchange of letters) that were entered into at various times between us and the Israeli Treasury, we deposited with the Israeli Treasury the capital from the offerings of our preferred shares (C, CC, CC1, D and DD). The total principal amount of perpetual deposits with the Treasury was NIS 806.5 million, as of December 31, 2004, as compared with NIS 799.3 million, as of December 31, 2003. Pursuant to these agreements, we are entitled, regarding the amounts so deposited, to receive dollar-interest at the annual rate of 7.5% of the dollar value of the deposits (as of the date of their deposit), which will be paid net to us by the Treasury, on the dates that we will declare the payment of a dividend for the above preferred shares, in such manner that after the payment of taxes and other charges, the net amount of interest that we receive from the Treasury will be at the above rate of 7.5%.

            The deposit agreements do not expressly stipulate how the interest on the perpetual deposits should be handled during periods in which the Bank is prevented from distributing dividends on these preferred shares, and whether the interest will accrue and be paid when the Bank pays the accrued preferred dividends in arrears or upon liquidation. See Note 15 to our financial statements in Item 17 of this annual report for details on the cessation of dividend distribution and the matter of the accrued interest on the perpetual deposits with the Israeli Treasury.

            The principal amounts that we so deposited will be returned to us by the Israeli Treasury only upon our liquidation or for the purpose of redemption of preferred D and DD shares (which were offered as redeemable shares), with the principal amounts being linked to the dollar from the date of their deposit with the Treasury and until October 1987, and from October 1, 1987 until the date of their repayment to us, linked to the Consumer Price Index or the dollar, whichever is higher. The deposit agreements establish that the Treasury shall not have a right of set-off as to amounts that we will receive regarding the deposits thereby deposited.

      o Computer Outsourcing Agreement - Pursuant to an agreement dated December 23, 2003 between us and NESS A.T. Ltd. ("NESS"), NESS has undertaken to provide us with IT Outsourcing services, including ongoing management and operation of our Information Systems, maintenance and operation of hardware, computers, peripheral equipment, communications and software infrastructure (i.e. Databases, Operations Systems, etc.), application operation and maintenance, modification and adaptation of our applications, information security services etc.

            The agreement is for an initial period of three years beginning from January 1, 2004. We are entitled to terminate the agreement by a prior notice of a few months or extend it for one or two more years. In 2004, the cost of the service was NIS 4.3 million. In 2005, the cost of the service will amount to NIS 3.3 million and in 2006 to NIS 2.4 million. In the event that we decide to extend the agreement by an additional two years, as above-mentioned, the cost of the service for each additional year will amount to NIS 2.3 million.

            During the term of the agreement, we are entitled to order from NESS modifications to our information systems and/or development of new applications and for such purpose, we have available to us a "bank of hours".

      o Special Collective Agreement With Employees - On December 26, 2002, a collective agreement was signed between us, the General Federation of Labor and our employee committee, which applies to those of our workers to which collective agreements apply (and not to those who are employed on personal employment contracts). The contract was for a three year period, and can be extended for an additional year. The contract established, among other things: 1) the right of management to terminate the employment of employees within the framework of the reduction of our banking services, and the termination procedure; 2) the special benefits and payments to which an employee is entitled if terminated, including additional severance payments beyond those set by law and the conversion of the right to additional severance (for employees with particular seniority and with a particular number of years until their reaching retirement age); and 3) certain reductions to be made in the salaries of the employees and the related benefits to which they are entitled.

            On March 14, 2005, the above parties signed a new collective agreement which extended the term of the above agreement (dated December 26, 2002) until the termination date of our run-off plan (including any modification or extension to the plan, approved by the government) or until December 31, 2007, whichever is first. This new agreement also established and clarified that employees who under the original agreement are entitled to an early old-age pension due to the termination of their employment, will be entitled to the pension until they reach the age from which they will be entitled -in light of the reform which took place in the pension field after the signing of the original agreement- to receive a regular old-age pension from the pension fund in which they are members, and it also established that some of the concessions to which the employees agreed in the original agreement and which had a time limit, will continue to apply also during the period of the new agreement.

      o Kibbutz Debt Agreement - Following the difficulties experienced by the kibbutzim in Israel and the organizations affiliated with them during the 1980's, several agreements were entered into between the years 1989-1999 in which the parties were the kibbutz movements, the creditor-banks and the State of Israel.

            The purpose of these agreements was to reorganize the debt of the kibbutzim and the organizations affiliated with them and to conform it to their actual repayment ability. The agreements include a detailed and complex apparatus to handle these debts. Within this framework, it was established that the kibbutzim that were defined as assisted kibbutzim (those requiring assistance) shall be entitled to refunds of certain interest differentials for unpaid credit which they were granted by the banks who were parties to the agreement, to a waiver of part of these credits and to long-term rescheduling of the remainder.

            The government financed 35% of the waivers and deposited funds with the banks to serve as a source for the rescheduling. Kibbutzim that were defined as owners of real estate having the potential for development, were required pursuant to these agreements to assign their rights in the land in consideration for a portion of the waivers that they were approved for them.

            See Note 4 to our financial statements in Item 17 of this annual report for further details of the Kibbutz debt agreement.

      o Credit to a certain governmental entity - Pursuant to a series of agreements entered into at various times during the 1990's, we granted long-term credits to a certain governmental entity in a total amount of approximately 1.5 billion U.S. dollars. These credits were granted from deposits which were deposited with us by the State of Israel, in identical amounts and having identical maturity dates as the credits. These credits are fully guaranteed (principal and interest)_by the State of Israel. The outstanding balance of these credits as of December 31, 2004 was approximately
            1.43 billion U.S. dollars, comprising approximately 77% of the total credit to the public at that date.

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

E.    TAXATION

ISRAELI TAXATION

      The following is general information regarding Israeli tax laws to which U.S. and other non-Israeli shareholders may be subject. It does not cover all possible tax considerations and therefore you should not rely on this information as legal or professional tax advice. You should consult your own tax advisor as to the particular tax consequences of an investment in our shares and notes including the effects of applicable Israeli or foreign or other tax laws and possible changes in the tax laws. The discussion is based on Israeli tax laws in force as of June 30, 2005. There are currently proposals to introduce legislation which, if passed, is likely to come into effect on January 1, 2006 and which will alter the tax rates applicable to unlisted securities.

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

AVAILABILITY OF DOCUMENTS

      All documents referred to in this annual report may be inspected at our offices at 82 Menachem Begin Road, Tel Aviv, Israel. Any reports and other information that we file electronically with the U.S. Securities and Exchange Commission may be found at www.sec.gov. They can also be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission in Room 1024, 450 Fifth Avenue, N.W., Washington, D.C. 20549.

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

      Similar to the entire Israeli banking industry, we have three main linkage segments: CPI-linked, foreign currency denominated and linked, and non-linked shekel. Linkage base exposure relates to the exposure to changes in the rate of inflation as well as to changes in the exchange rates of the different currencies.

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

                                               IN MILLIONS OF NIS

                                                     FOREIGN
                                                    CURRENCY
                      NON-LINKED      CPI-LINKED   DENOMINATED/   NON-MONETARY
                    SHEKEL SEGMENT   SEGMENT (*)     LINKED           ITEMS       TOTAL
                    --------------   -----------   ------------   -------------   -----
December 31, 2004      (435.8)          863.6         20.0            60.5        508.3
December 31, 2003      (472.8)          887.0         17.9            77.7        509.8

*     Including a perpetual deposit with the Treasury (as of December 31, 2004
      - in an amount equal to NIS 806.5 million and as of December 31, 2003 -
      799.3 million )

      Our analysis of the data in the table above shows that: (a) in the event of an increase as of December 31, 2004 in the shekel exchange rate of 1% compared to the "basket of currencies" (a mix of foreign currencies, the composition of which and the relative weight of each participating currency are determined by the Bank of Israel), we can expect to lose approximately NIS 200,000 as a result of the surplus of foreign currency assets; and (b) in the event of a decrease as of December 31, 2004 in the shekel exchange rate of 1% compared to the "basket of currencies", we can expect to lose approximately NIS 1,700,000 as a result of the surplus of foreign currency assets.

INTEREST EXPOSURE - The interest risk derives from the effect of future changes in interest rates on the present value of our assets and liabilities. Such changes may lead to erosion of our capital and profits. In order to reduce our exposure to interest rate fluctuations, it is our practice, to coordinate, to the extent possible, the dates of interest rate changes on assets with the interest rate changes on liabilities. Our exposure to interest rate risks is measured by the difference in the average period to maturity (duration) in each linkage segment. Our board of directors establishes the maximum allowable duration for each linkage segment. Until 2004 the frequency of our compliance reporting with such limitations was quarterly. Following the decline in the Bank's volume of activity, the frequency of the aforementioned compliance reporting was changed to twice a year (semi-annual report).

      The following table sets forth details relating to the average duration in the various linkage segments (in years):

                                                                        FOREIGN CURRENCY AND
                                                                       FOREIGN CURRENCY LINKED
                      NON-LINKED SHEKEL SEGMENT   CPI LINKED SEGMENT          SEGMENT
                      ------------------------------------------------------------------------
                                                     DECEMBER 31
                      ------------------------------------------------------------------------
                           2004        2003          2004     2003         2004        2003
                           ----        ----          ----     ----         ----        ----
Total assets               0.12        0.13          3.61     3.41         6.87        6.80
Total liabilities          0.09        0.11          3.50     3.24         6.90        6.82
Difference in years        0.03        0.02          0.11     0.17        (0.03)      (0.02)

      Our interest risk exists mainly in the CPI linked segment, since most of the assets and liabilities in this segment are long-term and at a fixed interest rate. As of December 31, 2004, the average duration of assets in this segment is
3.61 years while the average duration of liabilities is 3.50 years. A higher average duration of assets creates exposure to increases in interest rates in this segment. The said exposure to interest risk is within the limits determined by our Board of Directors.

      In the non-linked shekel segment, the average duration difference is minimal and results from a short average duration of both assets and liabilities, due to the fact that most of the assets and liabilities are at a variable rate of interest.

      In the foreign currency segment, the average duration is affected by a considerable amount of credit that has low risk characteristics, and which carries a fixed rate of interest. The average duration of liabilities in this segment is higher by 0.03 years than the average duration of assets.

      The following table is an analysis of our exposure to fluctuations in interest rates as of December 31, 2004. The table includes the fair value of our assets and liabilities, calculated as explained below:.

ANALYSIS OF EXPOSURE TO FLUCTUATIONS IN INTEREST RATES AS OF DECEMBER 31, 2004 Reported amounts***

                                                                     DECEMBER 31, 2004
                              ----------------------------------------------------------------------------------------------
                                  ON      FROM     FROM      FROM     FROM                 FROM             WITHOUT
                                DEMAND   ONE TO  THREE TO   ONE TO  THREE TO    FROM      TEN TO    OVER     FIXED
                              AND UP TO   THREE   TWELVE    THREE     FIVE     FIVE TO    TWENTY   TWENTY  MATURITY
                              ONE MONTH  MONTHS   MONTHS    YEARS     YEARS   TEN YEARS    YEARS    YEARS     DATE*   TOTAL
                              ---------  ------  --------  -------  --------  ---------  --------  ------  --------  -------
                                                                      NIS
                                                                    millions
                              -------------------------------------------------------------------------------------  -------
ISRAELI CURRENCY - NON
 LINKED
Total assets                      735.6     0.3      25.8     16.1         -          -         -       -         -    777.8
Total liabilities               1,577.5    13.2      29.0        -         -          -         -       -       0.1  1,619.8
                               --------  ------    ------  -------   -------    -------   -------  ------    ------  -------
Difference                       (841.9)  (12.9)     (3.2)    16.1         -          -         -       -      (0.1)  (842.0)
Effect of future
transactions                      233.9    54.4     117.9        -         -          -         -       -         -    406.2
Exposure to interest rate
fluctuations                     (608.0)   41.5     114.7     16.1         -          -         -       -      (0.1)  (435.8)
Segment cumulative exposure      (608.0) (566.5)   (451.8)  (435.7)   (435.7)    (435.7)   (435.7) (435.7)   (435.8)  (435.8)
                               --------  ------    ------  -------   -------    -------   -------  ------    ------  -------
ISRAELI CURRENCY -
 LINKED TO THE CPI
Total assets                       31.3    24.5     126.6    264.8     110.7      154.4      42.8       -     806.5  1,561.6
Total liabilities                   5.8    17.1     111.4    179.2      88.9      150.3       2.3       -         -    555.0
                               --------  ------    ------  -------   -------    -------   -------  ------    ------  -------
Difference                         25.5     7.4      15.2     85.6      21.8        4.1      40.5       -     806.5  1,006.6
Effect of future
transactions                          -   (25.1)   (117.9)       -         -          -         -       -         -   (143.0)
                               --------  ------    ------  -------   -------    -------   -------  ------    ------  -------
Exposure to interest rate
fluctuations                       25.5   (17.7)   (102.7)    85.6      21.8        4.1      40.5       -     806.5    863.6
Segment cumulative exposure        25.5     7.8     (94.9)    (9.3)     12.5       16.6      57.1    57.1     863.6    863.6
                               --------  ------    ------  -------   -------    -------   -------  ------    ------  -------
FOREIGN CURRENCY AND
 LINKED THERETO
Total assets                      251.1   206.8     490.1  1,119.4     937.3    1,803.1   1,854.6    14.8         -  6,677.2
Total liabilities                  44.6   152.2     479.5  1,104.6     935.8    1,803.6   1,858.7    14.9         -  6,394.0
                               --------  ------    ------  -------   -------    -------   -------  ------    ------  -------
Difference                        206.5    54.6      10.6     14.8       1.5       (0.5)     (4.2)   (0.1)        -    283.2
Effect of future
transactions                     (233.9)  (29.3)        -        -         -          -         -       -         -   (263.2)
                               --------  ------    ------  -------   -------    -------   -------  ------    ------  -------
Exposure to interest rate
fluctuations                      (27.4)   25.3      10.6     14.8       1.5       (0.5)     (4.2)   (0.1)        -     20.0
Segment cumulative exposure       (27.4)   (2.1)      8.5     23.3      24.8       24.3      20.1    20.0      20.0     20.0
                               --------  ------    ------  -------   -------    -------   -------  ------    ------  -------
OVERALL EXPOSURE TO
 FLUCTUATIONS
IN INTEREST RATES
Total assets**                  1,017.9   231.6     642.5  1,400.3   1,048.0    1,957.5   1,897.4    14.8     806.5  9,016.6
Total liabilities              (1,627.9)  182.5     619.9  1,283.8   1,024.7    1,953.9   1,861.0    14.9       0.1  8,568.8
                               --------  ------    ------  -------   -------    -------   -------  ------    ------  -------
Difference                       (610.0)   49.1      22.6    116.5      23.3        3.6      36.4    (0.1)    806.4    447.8
Exposure to interest rate
fluctuations                     (610.0)   49.1      22.6    116.5      23.3        3.6      36.4    (0.1)    806.4    447.8
                               --------  ------    ------  -------   -------    -------   -------  ------    ------  -------
Cumulative exposure              (610.0) (560.9)   (538.3)  (421.8)   (398.5)    (395.0)   (358.5) (358.6)    447.8    447.8
                               --------  ------    ------  -------   -------    -------   -------  ------    ------  -------

                                   DECEMBER 31, 2004
                              ---------------------------
                                       INTERNAL
                                FAIR    RATE OF   AVERAGE
                               VALUE     RETURN  DURATION
                              -------  --------  --------
                                           %      YEARS
                              -------  --------  --------
ISRAELI CURRENCY - NON
 LINKED
Total assets                    794.4      7.06      0.12
Total liabilities             1,619.5      3.80      0.09
                              -------      ----      ----
Difference                     (825.1)     3.26      0.03
Effect of future
transactions
Exposure to interest rate
fluctuations
Segment cumulative exposure

ISRAELI CURRENCY -
 LINKED TO THE CPI
Total assets                   1566.2      5.38      3.61
Total liabilities               540.0      2.74      3.50
                              -------      ----      ----
Difference                    1,026.2      2.64      0.11
Effect of future
transactions
Exposure to interest rate
fluctuations
Segment cumulative exposure

FOREIGN CURRENCY AND
 LINKED THERETO
Total assets                  6,680.7      7.13      6.87
Total liabilities             6,415.9      7.10      6.90
                              -------      ----      ----
Difference                      264.8      0.03     (0.03)
Effect of future
transactions
Exposure to interest rate
fluctuations
Segment cumulative exposure

OVERALL EXPOSURE TO
 FLUCTUATIONS
IN INTEREST RATES
Total assets**                 9041.3      6.82      5.72
Total liabilities              8575.4      6.19      5.39
                              -------      ----      ----
Difference                      465.9      0.63      0.33
Exposure to interest rate
fluctuations
Cumulative exposure

General notes -
1. The data classified according to maturity date, presented above, represents the present value of future flows, discounted at the internal rate of return, for each balance sheet item. Such discounted future flows include interest, which will accrue until the earlier of the maturity date or the date of change in the interest rate.
2. The effect of hedging transactions is included in the total of assets or liabilities, as the case may be.
3.    The table does not include the effect of early repayments.
* The amounts stated in the "without fixed maturity date" column are the amounts as stated in the balance sheet.
** Including shares, which are stated in the "without fixed maturity date" column.
*** Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

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

o The fair value of problematic debts was calculated by using discount rates reflecting their inherent high credit risk. In any event, such discount rates were not less than the highest interest rate used by us in our operations proximate to balance sheet date. The future cash flows of problematic debts were calculated net of the specific allowances for doubtful debts. The general and supplementary allowances for doubtful debts in an aggregate amount of NIS 69.6 million (as of December 31, 2004), were not deducted from the balance of credit to the public for cash flows purposes in assessing the fair value.

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

      In conjunction with the limitations on the rate of exposure to changes in interest rates, limitations were also established with respect to the change in the calculated value of the Bank's assets and liabilities in the event of a 1% change in interest in comparison with the accepted interest rates as at the date of the report. The aforementioned calculation is based on the accepted calculations for measuring the average duration of assets, meaning the discounting of future cash flows, including interest that will accrue until maturity, or until the date the interest rate changes, whichever is earlier. The aforementioned calculation of the change in the value of assets and liabilities relates only in respect of a given change in interest rates, without effects of the aforementioned change in interest on other factors (such as the forecasted rate of inflation, etc.).

      Presented below is the effect of the aforementioned changes on the calculated value of the assets and liabilities as at December 31, 2004 (in NIS millions):

        SEGMENT                INCREASE OF 1% IN INTEREST RATE            DECREASE OF 1% IN INTEREST RATE
-----------------------   ----------------------------------------   ----------------------------------------
                          DECREASE IN   DECREASE IN                  INCREASE IN   INCREASE IN
                           VALUE OF      VALUE OF     NET DECREASE     VALUE OF      VALUE OF    NET INCREASE
                            ASSETS      LIABILITIES     IN VALUE       ASSETS      LIABILITIES     IN VALUE
                          -----------   -----------   ------------   -----------   -----------   ------------
Unlinked                      (2.3)         (1.4)         (0.9)           2.3           1.4           0.9
CPI-linked                   (24.9)        (17.8)         (7.1)          26.4          18.8           7.6
Foreign currency
denominated or linked       (582.0)       (583.0)         (1.0)         654.2         653.1           1.1

      It should be noted that the aforementioned calculation measures only the effect of the change in interest and does not relate to credit risks. The change in the calculated value of assets and liabilities in foreign currency as a result of a given change of 1% is high, as it is affected mainly by long-term credit in foreign currency from a deposit of the State and guaranteed by the State. The change affects both the assets and the liabilities and, as shown above, the net differences are small.

      The rate of the net changes in all the linkage segments is low in comparison with the volume of assets of each segment.

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

      We ended the years 2001, 2002 and 2003 with losses and in 2004 with a modest profit and, beginning in the first quarter of 2002, we have not had profits from which we could distribute dividends. The last quarterly dividend that we paid in respect of our C shares, our CC shares, our CC1 shares, our D shares and our DD shares was the dividend for the second quarter of 2002, which payment of dividends was made with court approval and approval of the Supervisor of Banks.

      The proceeds of the issuance of our C shares, our CC shares, our CC1 shares, our D shares and our DD shares, were deposited by us with the Ministry of Finance of the State of Israel pursuant to deposit agreements. In our financial statements, we refer to our deposits with the Ministry of Finance as the perpetual deposit. According to the deposit agreements, our perpetual deposit with the Ministry of Finance earns interest at a rate of 7.5% per annum (plus differentials of linkage to the U.S. dollar), which interest must be paid by the Ministry of Finance to us on the payment dates for the dividends to be paid by us on our C shares, our CC shares, our CC1 shares, our D shares and our DD shares.

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

      Because it is unclear whether or not interest is accruing on the perpetual deposits during the period in which we are prevented from distributing dividends and in consideration of the possible ramifications of the interest accrual on the distribution of dividends in respect of the preferred shares, the board of directors consulted legal counsel and concluded that the interest not paid on the perpetual deposits, as a result of our failure to distribute dividends, should accrue to us and, accordingly, in the event of our liquidation, the interest should be paid into the liquidation fund. In a letter dated January 22, 2003, we requested from the Ministry of Finance and the Government Companies Authority that they promptly issue their respective positions in this matter.

      In its reply dated March 13, 2003, the Ministry of Finance stated, among other things, that the monies paid on the perpetual deposits for purposes of distributing the dividend will be transferred to us solely for purposes of redeeming the aforementioned redeemable preference shares (Classes D and DD), or upon liquidation. In order to clarify matters and to avoid doubt, we once again petitioned the Ministry of Finance to confirm that it accepts the position of our board of directors as described in the preceding paragraph. Despite reminders that were sent by the Bank to the Ministry of Finance regarding this issue, the requested clarification has still not been obtained. The Bank made further requests regarding this issue in 2004, but as yet has not received a satisfactory response. The Board of Directors has deliberated the matter of the dividend on the said preferred shares several times, and after taking into account all of the considerations and circumstances described above, has decided to abide by its previous decision and to refrain from distributing any further dividend for the time being.

      From the date the Bank stopped paying the dividend on the aforementioned preferred shares, the State has ceased paying to the Bank the interest on its perpetual deposits.

      The aggregate amount of accrued and unpaid quarterly dividends on the preferred shares is equal to NIS 95.2 million as of December 31, 2004, of which NIS 37.5 million is in respect of accrued and unpaid dividends for 2004. The aggregate amount of accrued and unpaid dividends is not recorded in our financial statements. Likewise, the interest income due to us arising from the perpetual deposits with the Ministry of Finance (which interest income also amounts to NIS 95.2 million as of December 31, 2004 in the aggregate) is also not recorded on our financial statements. See "Item 3 - Risk Factors" above for a discussion.

      On September 28, 2004 various financial entities that hold our class C, class CC and/or class CC1 shares filed with the Tel Aviv District Court an originating motion in which the Court is requested to instruct us to pay to our shareholders back dividends at the same rate and relevant quarterly dates as was paid until the second quarter of 2002. As of March 31, 2005, this would amount to approximately NIS 105.1 million. The petitioners contend, among other things, that, according to our Articles of Association, we are required to pay to the holders of our preferred shares an annual dividend at the rate of 7.5%, and that this annual dividend is not actually a dividend but rather a payment made in full by the State of Israel in respect of the perpetual deposits we maintain with the State. The petitioners contend that the annual dividend is not subject to the distribution conditions provided by law, since the dividend is not paid from our profits but rather by a third party (the State of Israel) and therefore its payment does not lessen our assets. Moreover, they contend that even if the distribution conditions should be applied to the annual dividend, we should still be ordered to distribute the annual dividends, because we have met the repayment ability test because the annual dividend is being fully financed by the State of Israel and not being deducted from our capital.

      Management believes the matter relating to dividends distribution is connected to the question of whether under the circumstances of a non-distribution of dividends, the interest on our perpetual deposits with the Israeli Treasury is accrued in our favor. Since the answers received as of the date of this annual report from the Ministry of Finance in this matter have been unclear and insufficient, we have requested from the Tel Aviv District Court a declaratory judgment against the State, by which the interest on the perpetual deposits is indeed accrued in our favor, as is the position of our Board of Directors on this matter.

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

      In connection with the audit of our financial statements for the fiscal year ended December 31, 2004, our management has identified certain issues relating to the processing and reporting of information as required by the rules and regulations of the Securities and Exchange Commission (the "SEC"). In particular, our system of financial reporting was not designed to reconcile our financial statements (which are prepared in accordance with Israeli GAAP) with U.S. GAAP in accordance with the requirements of Form 20-F. This issue primarily resulted from our lack of qualified financial and accounting personnel with knowledge and expertise in U.S. GAAP and the requirements of the SEC and the Public Company Accounting Oversight Board (the "PCOAB"). In addition, the severe liquidity crisis that we faced in 2002 and the subsequent implementation of the run-off plan negatively affected our ability to address and correct this issue.

      Our accounting personnel have outlined the issues relevant to the reconciliation of our financial statements to U.S. GAAP and the methods of preparing such a reconciliation. In addition, we have retained U.S. counsel to advise as to the requirements of Form 20-F and related SEC rules and regulations. . In preparing the U.S. GAAP reconciliation of our financial statements, our accounting personnel were guided by the experience they acquired in the previous annual report. Our accounting personnel have indicated that they will regularly consult with, and seek the assistance of, outside accounting advisors in connection with the required reconciliation of our financial statements to U.S. GAAP. Moreover, they will periodically seek from such outside accounting advisors relevant updates regarding SEC and PCOAB rules and regulations relating to reconciliation to U.S. GAAP.

      In addition, our management has identified certain other matters in connection with the audit of our financial statements for the fiscal year ended December 31, 2004. In many instances, the credit lines of our clients were not renewed until after such credit lines expired. Such late renewal resulted in the accrual of penalty-rate interest, which penalty-rate interest would then be eliminated once the renewal was effected. The recording of the penalty-rate interest temporarily distorted our income data, until the subsequent elimination of such penalty-rate interest was effected. We have improved our controls and procedures in order to avoid this problem in the future.

      Another matter that was identified concerned recording of retroactive transactions in certain instances. In order to reduce the risk involved in retroactively recording transactions, we implemented certain control procedures, including, without limitation, significantly limiting the number of personnel authorized to retroactively record transactions.

      Another matter that was identified concerned proper separation of duties. Our accounting department, in addition to its financial reporting tasks, is also responsible for various financial activities (regarding certain activities, these responsibilities were transferred to our accounting department due to the reduction of our staff as a result of the run-off plan), thus creating a lack of separation of duties between the reporting body and the executing body. Regarding some of these activities, their quantity and size and are negligible, thus minimizing the risk. In order to reduce the risk regarding the other activities, we have implemented additional, compensating control procedures and we have also recently transferred some of the activities to other departments.

      Finally, in December 2004, the Supervisor of Banks issued a directive which stipulated that banks must consider the specific credit risk of its credit in their calculation of the fair value of financial instruments by, at a minimum, referring to three categories of borrowers that are not classified as problematic. Our bank has not established categories for non-problematic borrowers and, therefore, the specific credit category and the credit risk of non-problematic borrowers is not considered in our calculation of the fair value of financial instruments. Nevertheless, on May 1, 2005, the Supervisor of Banks agreed to exempt us from complying with the above directive regarding credit categories, thus making this matter mute.

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

      Our board of directors has determined that we have at least one audit committee financial expert (as defined in Item 16A of Form 20-F) and that Mr. Yacob Aizner is our "audit committee financial expert" serving on the audit committee of our board of directors. Mr. Aizner is an appointee of Bank Leumi Le-Israel B.M.

ITEM 16B - CODE OF ETHICS

      We have adopted a code of ethics (as defined in Item 16B of Form 20-F) that applies to all our directors, officers and employees. We have filed a copy of this code of ethics as Exhibit 11.1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

      According to the Companies Law-1999 (Israel), the remuneration of the independent auditor for auditing work shall be established by the shareholders at the general meeting, by the board of directors if the shareholders so authorize, or, if the matter is prescribed in the articles of association, as prescribed therein. Our shareholders authorized our board of directors to establish the remuneration of the independent auditors for auditing work done in 2003 and 2004, subject to the fee schedule of the Government Companies Authority.

      Furthermore, the Companies Law-1999 (Israel) stipulates that the remuneration of the independent auditors for services other than auditing work shall be established by the board of directors unless the articles of association state that remuneration for such services shall be established by the shareholders at the general meeting.

      Pursuant to the above, the remuneration of our independent auditors for audit work and other services in 2003 and 2004 was established and/or will be established by our board of directors.

      KPMG - Somekh Chaikin, Certified Public Accountants (Isr.), has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2004, for which audited financial statements appear in this annual report on Form 20-F. For the years ended December 31, 2004 and 2003, the aggregate fees billed and/or agreed to by KPMG and its affiliates are as follows:

                                              2004                2003
                                             -----               -----
                                               (IN THOUSANDS OF NIS)
                                             -------------------------
Audit Fees(1) ........................       1,277               1,729
Audit-related Fees(2) ................          59                 171
Tax Fees(3) ..........................          23                  53
                                             -----               -----

TOTAL ................................       1,359               1,953
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

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

      The following financial statements are filed as part of this annual report:

      Our audited balance sheets as of December 31, 2004 and December 31, 2003 and the statements of income, deficit and cash flows for the years ended December 31, 2004, 2003 and 2002, including the notes thereto and together with the auditors' report thereon, are included at pages F-1 to F-83 to this annual report.

      OUR FINANCIAL STATEMENTS CONFORM WITH ISRAELI GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND THE INSTRUCTIONS OF THE SUPERVISOR OF BANKS (ISRAEL) ("ISRAELI GAAP"), WHICH DIFFER IN CERTAIN RESPECTS FROM THOSE GENERALLY ACCEPTED IN THE UNITED STATES ("U.S. GAAP) AS DESCRIBED BELOW IN NOTE 32 TO THE FINANCIAL STATEMENTS.

ITEM 18. FINANCIAL STATEMENTS

      See Item 17 above.

ITEM 19. EXHIBITS

EXHIBIT
 NUMBER                             DESCRIPTION
-------                             -----------
  1.1 Memorandum and Articles of Association of Israel Development Bank of Israel Ltd. (translation) (incorporated by reference to the applicable exhibit to the Annual Report on Form 20-F of Industrial Development Bank of Israel Limited for fiscal year ended December 31, 2003).
  4.1 Summary of run-off plan (incorporated by reference to the applicable exhibit to the Annual Report on Form 20-F of Industrial Development Bank of Israel Limited for fiscal year ended December 31, 2003).
  4.2 Summary of Lease Agreement (incorporated by reference to the applicable exhibit to the Annual Report on Form 20-F of Industrial Development Bank of Israel Limited for fiscal year ended December 31, 2003).
  4.3 Summary of special line of credit from Bank of Israel (incorporated by reference to the applicable exhibit to the Annual Report on Form 20-F of Industrial Development Bank of Israel Limited for fiscal year ended December 31, 2003).
  4.4       Summary of Perpetual Deposit Agreement.
  4.5       Summary of Computer Services Outsourcing Agreement.
  4.6       Summary of Special Collective Agreement with Employees.
  4.7       Summary of Indemnification Agreement for Directors and Senior
            Officers.
  4.8       Summary of Kibbutz Debt Agreement.
  4.9       Summary of Credit to a certain Governmental Entity

  11.1 Code of Ethics (incorporated by reference to the applicable exhibit to the Annual Report on Form 20-F of Industrial Development Bank of Israel Limited for fiscal year ended December 31, 2003).
  12.1 Certification of Uri Galili, General Manager of Industrial Development Bank of Israel Ltd., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
  12.2 Certification of Rimon Shmaya, Comptroller of Industrial Development Bank of Israel Ltd., pursuant to 15 U.S.C. Section 78(m)(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
  13.1 Certification of Uri Galili, General Manager of Industrial Development Bank of Israel Ltd., pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
  13.2 Certification of Rimon Shmaya, Comptroller of Industrial Development Bank of Israel Ltd., pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

                                   SIGNATURES

      The Registrant hereby certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

By: /s/ Uri Galili                        By: /s/ Natan Atlas
---------------------------               ------------------------------
Uri Galili, General Manager               Natan Atlas, General Secretary

Dated: July 14, 2005.

                         THE INDUSTRIAL DEVELOPMENT BANK
                               OF ISRAEL LIMITED

                              FINANCIAL STATEMENTS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2004

                                   Industrial Development Bank of Israel Limited

FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004
--------------------------------------------------------------------------------


CONTENTS


                                                           PAGE

Auditors' Report                                            F-1


Balance Sheets                                              F-3


Statements of Income                                        F-4


Statement of Shareholders' Equity                           F-5


Statements of Cash Flows                                    F-6


Notes to the Financial Statements                           F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We have audited the accompanying financial statements of the Industrial Development Bank of Israel Limited (the Bank), detailed hereunder:


a.   Balance sheets as of December 31, 2004 and 2003.

b. Statements of income, shareholders' equity, and cash flows, for each of the three years, the last of which ended December 31, 2004.

These financial statements are the responsibility of the Bank's Board of Directors and its management. Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Such standards require that we plan and perform the audits to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Bank as of December 31, 2004 and 2003, and the results of its operations, the changes in the shareholders' equity and its cash flows for each of the three years, the last of which ended December 31, 2004, in conformity with accounting principles generally accepted in Israel. Furthermore, these statements have, in our opinion, been prepared in conformity with the directives and guidelines of the Supervisor of Banks in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in Note 32 to the financial statements.

As explained in Note 1C, the financial statements for dates and reporting periods subsequent to December 31, 2003 are stated in reported amounts, in accordance with the accounting standards of the Israel Accounting Standards Board and the directives and guidelines of the Supervisor of Banks. The financial statements for dates and reporting periods that ended through the aforementioned date are stated in values that were adjusted to that date according to the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel and the directives and guidelines of the supervisor of Banks.

The accompanying financial statements have been prepared assuming that the Bank will continue as a going concern. As discussed in Note 1 and 16A to the financial statements we draw attention to the following:

A. The severe liquidity problems the Bank experienced in August 2002, which were caused by increased withdrawals of public deposits. Following these liquidity problems, on August 22, 2002, the Bank turned to the Governor of the Bank of Israel with a request for a special credit line.

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

D. The minimum capital ratio of the Bank as of December 31, 2004, that has fallen below the minimum of 9% set by the Supervisor of Banks in Proper Banking Procedures Regulations.

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

As well, we call attention to Note 20 to the financial statements regarding the litigation pending against the Bank and its executive officers and the letters received by the Bank expressing the intention or the possibility of suing the Bank and/or its executive officers, as detailed in the said Note.


Somekh Chaikin
Certified Public Accountants (Isr.)


February 28, 2005, except for Note 32, as to which the date is July 14, 2005.

                                   Industrial Development Bank of Israel Limited

BALANCE SHEETS AS AT DECEMBER 31
--------------------------------------------------------------------------------


                                                         2004        2003
                                                       -------     --------
                                                       REPORTED    ADJUSTED
                                                       AMOUNTS*    AMOUNTS**
                                                       -------     --------
                                                         NIS          NIS
                                                NOTE   MILLIONS    MILLIONS
                                                ----   -------     --------

ASSETS

Cash and deposits with banks                     2       117.9        143.9

Securities                                       3        60.0         85.4

Credit to the public                             4     7,993.4      9,189.6

Credit to governments                            5        72.7        105.2

Fixed assets                                     6         1.9          4.7

Other assets                                     7        26.0         28.2

Perpetual deposits with the Israeli Treasury     8       806.5        799.3
                                                       -------     --------

Total assets                                           9,078.4     10,356.3
                                                       =======     ========


* Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

** Amounts adjusted to the effect of inflation according to the CPI of December 2003.


/s/ Dr. Raanan Cohen
____________________________________
Dr. Raanan Cohen - Chairman of the Board

/s/ Uri Galili
____________________________________
Uri Galili - General Manager

/s/ Rimon Shmaya
____________________________________
Rimon Shmaya - Comptroller

Date of approval of the financial statements:        February 28, 2005, except
                                                     for Note 32, as to which
                                                     the date is July 14, 2005


The accompanying notes are an integral part of the financial statements.

                                   Industrial Development Bank of Israel Limited

BALANCE SHEETS AS AT DECEMBER 31
--------------------------------------------------------------------------------

                                                        2004        2003
                                                      -------     --------
                                                      REPORTED    ADJUSTED
                                                      AMOUNTS*    AMOUNTS**
                                                      -------     --------
                                                        NIS          NIS
                                               NOTE   MILLIONS    MILLIONS
                                               ---    -------     --------

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits of the public                          9       405.3        620.0

Deposits of banks                              10     1,428.0      2,172.7

Deposits of the Government                            6,654.6      6,949.3

Perpetual deposit                              11         0.1          0.1

Capital notes                                  12        25.3         28.2

Other liabilities                              13        56.8         76.2
                                                      -------     --------

Total liabilities                                     8,570.1      9,846.5

Non-participating shares                       14       309.1        314.2

Shareholders' equity                           15       199.2        195.6
                                                      -------     --------


Total liabilities and shareholders' equity            9,078.4     10,356.3
                                                      =======     ========



* Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

** Amounts adjusted to the effect of inflation according to the CPI of December 2003.



The accompanying notes are an integral part of the financial statements.

                               The Industrial Development Bank of Israel Limited

STATEMENTS OF INCOME FOR THE YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------


                                                                                  2004      2003       2002
                                                                                  ----      -----      -----
                                                                                                     ADJUSTED
                                                                                 REPORTED AMOUNTS*   AMOUNTS***
                                                                                  ---------------      -----
                                                                                   NIS        NIS        NIS
                                                                          NOTE  MILLIONS   MILLIONS   MILLIONS
                                                                          ----    ----      -----      -----
Profit from financing operations
 before allowance for doubtful debts                                       22     66.2       70.1       79.5
Allowance for doubtful debts                                               4C     70.2      129.8      401.8
                                                                                  ----      -----      -----
Profit (loss) from financing operations
 after allowance for doubtful debts                                               (4.0)     (59.7)     (322.3)
                                                                                  ----      -----      -----
OPERATING AND OTHER INCOME
Operating commissions                                                      23      4.1        6.5       12.3
Gains (losses) from investments in shares                                  24     41.5       10.3       (4.2)
Other income                                                               25      4.6        5.5        4.1
                                                                                  ----      -----      -----
Total operating and other income                                                  50.2       22.3       12.2
                                                                                  ----      -----      -----

OPERATING AND OTHER EXPENSES
Salaries and related expenses                                              26     19.7       33.7       49.7
Expenses (income) in respect of employee
 retirement                                                                       (0.8)      (1.5)      35.7
Maintenance and depreciation of premises
 and equipment                                                                     5.7       11.8       14.7
Other expenses                                                             27     20.4       20.7       19.7
                                                                                  ----      -----      -----
Total operating and other expenses                                                45.0       64.7      119.8
                                                                                  ----      -----      -----
Operating profit (loss) before taxes on income                                     1.2      (102.1)    (429.9)
Erosions and adjustments**                                                           -       (4.5)         -
                                                                                  ----      -----      -----
Operating profit (loss) before taxes on income                                     1.2 *** (106.6)    (429.9)
Tax savings                                                                28        - ***   (2.7)      (0.4)
                                                                                  ----      -----      -----
Operating profit (loss) after taxes on income                                      1.2 *** (103.9)    (429.5)
                                                                                  ----      -----      -----
OTHER ITEMS
Special income from the Israeli Treasury, net                              30        - ***      -        6.4
Share in losses of affiliates, net
 of related tax                                                                      - ***   (0.4)      (0.5)
Capital gain (loss), net                                                           0.2 ***   (0.1)       0.1
                                                                                  ----      -----      -----
                                                                                   0.2 ***   (0.5)       6.0
                                                                                  ----      -----      -----
NET EARNINGS (LOSS) FOR THE YEAR                                                   1.4 *** (104.4)    (423.5)
                                                                                  ====      =====      =====


EARNINGS (LOSS) PER SHARE (SEE NOTE 1Q)

                                    NET EARNINGS
                                  (LOSS) PER SHARE         DIVIDEND PER SHARE
                              ------------------------     -------------------
                              2004      2003      2002     2004   2003    2002
                              ----     -----     -----     ----   ----    ----
                               NIS      NIS       NIS      NIS    NIS     NIS
                              ----     -----     -----     ----   ----    ----

Per an amount equal to
 US$1 of the par value
 of -
"C", "CC" and "CC1"
  preference shares           0.02     (1.79)    (7.23)       -      -    0.14
"A" ordinary shares           0.02     (1.79)    (7.37)       -      -       -
Preferred ordinary shares     0.02     (1.79)    (7.37)       -      -       -


* For the year 2004 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2003. For the year 2003 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2002.

** Erosions and adjustments to the effect of inflation according to the CPI of December 2003 of income and expenses that were included in the operating profit before taxation in reported amounts.

*** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

The accompanying notes are an integral part of the financial statements.

                               The Industrial Development Bank of Israel Limited

STATEMENT OF SHAREHOLDERS' EQUITY*
--------------------------------------------------------------------------------


                                                                                                          ACCUMULATED
                                                                                            ACCUMULATED  DIFFERENCE ON
                                                                                           DIFFERENCE ON  TRANSLATION
                                                                                            TRANSLATION       OF
                                                                                                OF        CPI LINKED
                                                                      ORDINARY   PREFERENCE DOLLAR LINKED DEPOSIT(**)
                                                                       SHARES      SHARES    DEPOSIT(**)  NIS MILLIONS
                                                                      -------     -------     -------      -------
BALANCE AT JANUARY 1, 2002                                              131.4     1,068.0      (697.5)       172.6
CHANGES DURING 2002
Net loss                                                                                -           -            -
Adjustments from presentation of available- for- sale securities
 at fair value                                                                          -           -            -
Translation differences relating to CPI-linked perpetual  deposit (**)                  -           -         (1.1)
Dividends - preference shares                                                           -           -            -
                                                                      -------     -------     -------      -------
BALANCE AS OF DECEMBER 31, 2002                                         131.4     1,068.0      (697.5)       171.5

CHANGES DURING 2003
Net loss                                                                                -           -            -
Adjustments from presentation of available-for -sale securities
 at fair value                                                                          -           -            -
Translation differences relating to CPI-linked perpetual  deposit (**)                  -           -         18.7
                                                                      -------     -------     -------      -------

BALANCE AS OF DECEMBER 31, 2003                                         131.4     1,068.0      (697.5)       190.2

CHANGES DURING 2004
Net earnings                                                                            -           -            -
Adjustments from presentation of available-  for sale securities
 at fair value                                                                          -           -            -
Translation differences relating to CPI-linked perpetual  deposit (**)                  -           -         12.3
                                                                      -------     -------     -------      -------

Balance as of December 31, 2004                                         131.4     1,068.0      (697.5)       202.5
                                                                      =======     =======     =======      =======


                                                                     ADJUSTMENTS
                                                                       FROM
                                                                    PRESENTATION
                                                                    OF AVAILABLE-  RETAINED
                                                                      FOR-SALE     EARNINGS       TOTAL
                                                                      SECURITIES (ACCUMULATED  SHAREHOLDERS'
                                                                   AT FAIR VALUE   LOSS)         EQUITY
                                                                      -------      -------      -------
BALANCE AT JANUARY 1, 2002                                                4.7         27.4        706.6
CHANGES DURING 2002
Net loss                                                                    -       (423.5)      (423.5)
Adjustments from presentation of available- for- sale securities
 at fair value                                                            0.1            -          0.1
Translation differences relating to CPI-linked perpetual  deposit (**)      -            -         (1.1)
Dividends - preference shares                                               -         (6.4)        (6.4)
                                                                      -------      -------      -------
BALANCE AS OF DECEMBER 31, 2002                                           4.8       (402.5)       275.7

CHANGES DURING 2003
Net loss                                                                    -       (104.4)      (104.4)
Adjustments from presentation of available-for -sale securities
 at fair value                                                            5.6            -          5.6
Translation differences relating to CPI-linked perpetual  deposit (**)      -            -         18.7
                                                                      -------      -------      -------

BALANCE AS OF DECEMBER 31, 2003                                          10.4       (506.9)       195.6

CHANGES DURING 2004
Net earnings                                                                -          1.4          1.4
Adjustments from presentation of available-  for sale securities
 at fair value                                                          (10.1)           -        (10.1)
Translation differences relating to CPI-linked perpetual  deposit (**)      -            -         12.3
                                                                      -------      -------      -------

Balance as of December 31, 2004                                           0.3       (505.5)       199.2
                                                                      =======      =======      =======



(*) The balances and changes relating to 2002 and 2003 are in amounts adjusted to the effect of inflation according to the CPI of December 2003. The balances and changes relating to 2004 are in reported amounts - discontinuance of the adjustment to the effect of inflation according to the CPI of December 2003

(**) See Note 8 to the financial statements.

The accompanying notes are an integral part of the financial statements.

                               The Industrial Development Bank of Israel Limited

STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------



                                                                                 2004              2003               2002
                                                                               --------          --------           --------
                                                                                             AMOUNTS ADJUSTED TO THE EFFECT OF
                                                                               REPORTED         INFLATION ACCORDING TO THE
                                                                               AMOUNTS*            CPI OF DECEMBER 2003
                                                                               --------          ---------------------------
                                                                            NIS MILLIONS      NIS MILLIONS       NIS MILLIONS
                                                                               --------          --------           --------
CASH FLOWS GENERATED BY OPERATING ACTIVITIES:
Net earnings (loss) for the year                                                    1.4            (104.4)            (423.5)
Adjustments to reconcile net earnings (loss) to net cash flows generated by operating activities:
Bank's share in losses of an affiliate, net of related taxes                          -               0.4                0.5
Depreciation on equipment                                                           2.9               5.3                6.8
Allowance for doubtful debts                                                       71.1             130.0              402.0
Realized and non-realized loss on adjustment
 to fair value of trading securities                                                  -                 -                2.1
Loss due to impairment in value of available-for-sale debentures                      -                 -                3.1
Gain on sale of available-for-sale securities                                     (38.5)             (9.1)              (1.8)
Capital gain (loss)                                                                (0.2)              0.3               (0.1)
Provision for severance pay and pensions, net                                      (7.0)            (12.5)              36.5
Inflationary erosion of capital notes and perpetual deposit                        (2.3)             (2.2)              (0.2)
                                                                               --------          --------           --------
Net cash inflow generated by operating activities                                  27.4               7.8               25.4
                                                                               --------          --------           --------

CASH FLOWS GENERATED BY ACTIVITIES RELATED TO ASSETS:
Deposits with banks, net                                                            6.1              60.0               15.5
Trading securities, net                                                               -                 -                6.0
Available-for-sale securities, net                                                 53.8              24.9              159.9
Purchase of held-to-maturity debentures                                               -                 -               (2.8)
Credit to the public, net                                                       1,124.5           1,567.4              933.7
Credit to governments, net                                                         32.5              82.9               50.0
Other assets, net                                                                   2.2              23.6              152.3
Acquisition of fixed assets                                                        (0.1)             (0.2)              (4.0)
Proceeds from sale of fixed assets                                                  0.2               0.1                0.1
                                                                               --------          --------           --------
Net cash inflow generated by activities
 related to assets                                                              1,219.2           1,758.7            1,310.7
                                                                               --------          --------           --------

CASH FLOWS GENERATED BY ACTIVITIES RELATED TO
 LIABILITIES AND SHAREHOLDERS' EQUITY:
Redemption of capital notes                                                        (0.6)             (4.9)              (0.1)
Deposits of the public, net                                                      (214.7)           (671.4)          (3,055.1)
Deposits of banks, net                                                           (744.7)           (297.9)           1,561.4
Deposits of the Government, net                                                  (294.7)           (762.2)            (125.3)
Redemption of debentures                                                              -                 -               (0.1)
Other liabilities, net                                                            (11.8)            (69.8)            (176.6)
Dividend paid to holders of participating shares                                      -                 -               (6.4)
                                                                               --------          --------           --------
Net cash outflow generated by activities
 relating to liabilities and shareholders' equity                              (1,266.5)         (1,806.2)          (1,802.2)
                                                                               --------          --------           --------

DECREASE IN CASH                                                                  (19.9)            (39.7)            (466.1)

BALANCE OF CASH AS AT BEGINNING OF YEAR                                           115.3             155.0              621.1
                                                                               --------          --------           --------

BALANCE OF CASH AS AT END OF YEAR                                                  95.4             115.3              155.0
                                                                               ========          ========           ========

* Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

     A. DETERIORATION IN THE LIQUIDITY SITUATION, THE GOVERNMENT DECISIONS PERTAINING TO THE AFFAIRS OF THE BANK, THE CREDIT LINE FROM THE BANK OF ISRAEL AND THE "RUN OFF" PLAN

     Due to increased withdrawals of deposits of the public during the third quarter of 2002, the Bank experienced severe liquidity problems, following which the Bank turned to the Governor of the Bank of Israel (hereinafter - the "Governor") on August 22, 2002, with a request for a special credit line.

     GOVERNMENT DECISIONS PERTAINING TO THE AFFAIRS OF THE BANK

     Following the liquidity problems encountered by the Bank, on July 29, 2003 the Ministerial Committee for Social and Economic Affairs (The Social-Economic Cabinet) approved the "Run-Off" plan of the Bank (hereinafter - the Government decision to adopt the "Run-Off" plan). The principal items of the decision are as follows:

     o The assets of the Bank are to be disposed of in a supervised process and over a defined period of time not exceeding 36 months from the date of the decision, in the framework of the "Run-Off" plan approved by the Bank's Board of Directors and with the changes to be determined by the Accountant General and the Government Companies Authority.

     o The Government has noted the announcement of the Governor of the Bank of Israel regarding his agreement to continue to provide a credit facility to the Bank for a period of 36 months, at an interest rate not exceeding (from then onwards) the interest rate of the Bank of Israel. The balance of utilized credit is not to exceed the credit utilization forecast the Bank put before the Bank of Israel, and in any case it is not to exceed NIS 2.2 billion.

     o The Bank will not use the special credit line or other sources for the purpose of providing new credit.

     o If after 24 months from the date of the decision there is an unpaid balance of the credit line, this balance will become the responsibility of the Government and it will be repaid by means of a monetary transfer to the Bank of Israel within an additional period of 12 months.

     o The Government has noted the announcement of the Bank of Israel that it will consider curtailing the banking license of the Bank so as to reflect its limited activity as derived from the "Run-Off" plan.

     o The Government has noted that the Accountant General and the Government Companies Authority will examine and present, if necessary, an alternative outline for the disposal of the asset and liability portfolio of the Bank, on an "all or nothing" basis, or by other sale methods, along with implementation of the plan.

     It was indicated in the decision that it is being made in order to assure the proper operation of the Bank and the refunding of deposits to all depositors, and for the purpose of disposing of the assets of the Bank within 36 months in a supervised process.

     The Bank is presently in the process of implementing the "Run-off" plan as described above and in more detail below.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     THE SPECIAL CREDIT LINE FROM THE BANK OF ISRAEL

     The conditions of the special line of credit that was provided to the Bank by the Bank of Israel were specified in the letters of the Governor of the Bank of Israel from September 9, 2002 and September 1, 2003, and clarifications regarding those letters were provided to the Bank in a letter from the Supervisor of Banks dated March 4, 2004.

     The principal conditions (as arise from combining all the aforementioned letters) are as follows:

     o The repayment date will be no later than August 1, 2006. The Governor has the right to demand an earlier repayment of the credit line or to discontinue its use.

     o The maximum amount of the credit line will decline (from a maximum amount of NIS 2.2 billion) in accordance with a forecast that was provided to the Bank of Israel by the Bank (hereinafter - the credit line decline forecast).

     o The Bank will be allowed to use the credit line in order to fulfill its banking obligations and other related obligations that serve the purposes of reducing the special credit line and selling its credit portfolio, subject to its complying with the credit line decline forecast.

     o Beginning from the date the Government decided to adopt the "Run-off" plan (July 29, 2003) the interest on the utilized credit will be the interest rate of the Bank of Israel, providing that all the other conditions are fulfilled, including the Government decision with respect to the date for completing the return of the deposits to the public and the sale of the Bank's assets. Until that date of July 29, 2003, the utilized credit bore interest at the "Bank of Israel rate" plus 3%.

     o The Bank will be required to pay a commission at the annual rate of 1% (charged monthly) on the difference between the amount of the credit line and 105% of its utilized amount.

     o The total amount of credit to the public will not exceed its balance as at July 31, 2003 and it will have a downward trend. Any deviation will be considered by the Bank of Israel to be an unauthorized deviation and it will be charged interest accordingly.

     o Limitations were set on the Bank's volume of activity with respect to the deposit and receipt of deposits.

     o The granting of the special credit line is subject to various conditions, among which is the registering of a pledge in favor of the Bank of Israel on all of the assets of the Bank, except for those assets to be agreed upon by the Bank and the Bank of Israel (the pledge was created by a debenture dated November 14, 2002). See Note 16A.

     With respect to some of the aforementioned matters relating to the Bank's activities, the approval that was provided to the Bank by the Supervisor of Banks is in effect until July 31, 2005.

     Following several reductions made during 2003 and 2004 in the "Bank of Israel interest rate", this rate of interest was 3.7% p.a. on December 31, 2004.

     The utilized balance of the special credit line (not including accrued interest) was NIS 1,389 million at December 31, 2004 (compared with NIS 2,062 million as at December 31, 2003).

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


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

     In this respect, the Board of Directors also approved an extensive and detailed efficiency plan formulated by the Bank Management, which includes extensive cutbacks in operating expenses and manpower, including termination and reduction in banking services unrelated to the collection of debts.

     In accordance with the "Run-Off" plan and the complementary efficiency plan, the Bank refrains from granting new credit and it concentrates its activities on collection and sale of the existing credit.

     As part of the implementation of its plans, the Bank has reduced and/or completely or almost completely discontinued the following activities: foreign currency and foreign trade activity, maintenance of a dealing room (for customers), maintenance of current accounts and securities accounts (for private customers), processing grants, operating cash and clearing facilities (independently) and credit cards.

     The reduction in the Bank's operations was accompanied also by a reduction in the Bank's staff.

     The ability of the Bank to repay its liabilities is contingent upon the continuation of the special credit line from the Bank of Israel and implementation of the Government decision adopting the "Run-Off" plan.

     The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed due to the financial results of the process of selling the Bank's assets as part of the "Run-Off" plan.


     B.   DEFINITIONS

     In these financial statements -

     ADJUSTED AMOUNT - The nominal historical amount adjusted to the effect of the changes in the general purchasing power of the Israeli currency in accordance with the opinions of the Institute of Certified Public Accountants in Israel.

     REPORTED AMOUNT - The adjusted amount as at the date of transition with the addition of amounts in nominal values that were added after the date of transition and less amounts subtracted after the date of transition.

     DATE OF TRANSITION - December 31, 2003.

     ADJUSTED FINANCIAL REPORTING - Financial reporting in amounts adjusted to the effect of the changes in the general purchasing power of the Israeli currency in accordance with the opinions of the Institute of Certified Public Accountants in Israel.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     C.   FINANCIAL STATEMENTS IN REPORTED AMOUNTS

     GENERAL

     The financial statements have been prepared in accordance with directives and guidelines of the Supervisor of Banks in Israel.

     In October 2001 the Israeli Accounting Standards Board published Accounting Standard No. 12, "Discontinuance of Adjustment of Financial Statements". Pursuant to this standard and in accordance with Accounting Standard No. 17 that was published in December 2002, the adjustment of financial statements will be discontinued as of January 1, 2004. Until December 31, 2003, the Bank continued to prepare adjusted financial statements in accordance with the directives of the Supervisor of Banks, on the basis of the principles of the Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts presented in the financial statements as of December 31, 2003 are the basis for the financial statements in reported amounts. Any additions made during the period are included according to their nominal values.

     BALANCE SHEET

     Non-monetary items are stated at reported amounts.

     Monetary items are stated in the balance sheet at their nominal historical values as at balance sheet date.

     Amounts of non-monetary assets do not necessarily reflect their realizable value or current economic value, but only the reported amounts of such assets.

     The term "cost" in these financial statements means the reported amount of cost.

     STATEMENTS OF INCOME

     1. Income and expenses deriving from non-monetary items or from provisions included in the balance sheet are derived from the difference between the reported amount of the opening balance and the reported amount of the closing balance.

     2. All other operating items are stated at their nominal historical values.

     COMPARATIVE DATA

     STATEMENT OF INCOME - In light of the significance attributed by the Supervisor of Banks to the income and expenses from financial instruments that are included in the operating results of banking entities, and so that the readers of the financial statements will be able to examine the annual data for 2004 in comparison with the data for 2003 (hereinafter - the comparative financial statements), the Supervisor of Banks issued transitional directives regarding the financial statements of 2004 in reported amounts. In accordance with these transitional directives the statement of income for the year ended December 31, 2004 was prepared in reported amounts, as provided in Standard 12 of the Israeli Accounting Standards Board regarding discontinuance of the adjustment of financial statements.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     C.   FINANCIAL STATEMENTS IN REPORTED AMOUNTS (CONT'D)

     The statement of income for the year ended December 31, 2003 is presented as follows:

     The statement of income items up to and including the operating profit before taxes on income are adjusted to the effect of inflation according to the CPI of December 2002.

     Erosions and adjustments to the effect of inflation according to the CPI of December 2003 of income and expenses included in the operating profit before taxes on income are presented as one amount in a separate line before the item of the operating profit before taxes on income.

     The statement of income items included after the operating profit before taxes on income in reported amounts are adjusted to the effect of inflation according to the CPI of December 2003.

     BALANCE SHEET AND STATEMENT OF SHAREHOLDERS' EQUITY - The comparative figures of the balance sheet and the statement of shareholders' equity items are presented adjusted to inflation according to the CPI of December 2003.


     D.   STATEMENT OF SHAREHOLDERS' EQUITY

     The difference generated until May 6, 1996 between the adjustment of the special deposit with the Israeli Treasury which, up to May 6, 1996, was linked to the exchange rate of the US dollar, in respect of the participating preference shares similarly linked to the exchange rate of the US dollar, and the adjustment of the said deposit on the basis of the CPI, is reflected in the statement of shareholders' equity in the item entitled "Accumulated difference on translation of a dollar linked deposit" (see Note 8).

     The difference generated from May 7, 1996, between the adjustment of the special deposit with the Israeli Treasury, linked from that date to the CPI (which in no event will be less than its dollar value as it was on October 1, 1987) and the adjustment of the non-participating shares linked to the exchange rate of the dollar, is reflected in the statement of shareholders' equity in the item entitled "Accumulated difference on translation of CPI-linked deposit" (see Note 8).


     E.   EXCHANGE RATES AND LINKAGE

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

     (3) Assets and liabilities, which are optionally linked to the CPI or to foreign currency, are stated in the financial statements using the relevant basis under the terms of the respective transactions.

     (4) Interest and linkage differences accrued in respect of assets and liabilities are included in the balance sheet under the items to which they relate.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     E.   EXCHANGE RATES AND LINKAGE (CONT'D)

     (5) Following are details of exchange rates and the CPI and the rates of change therein:

                             DECEMBER 31              RATE OF CHANGE DURING
                    ---------------------------       --------------------
                     2004       2003       2002        2004    2003   2002
                    -----      -----      -----       ----    ----     ---
                                                        %       %       %
                                                      ----    ----     ---

Representative
 exchange rate
 of US$1
 (in NIS)           4.308      4.379      4.737       (1.6)   (7.6)    7.3

CPI in points
 for:
 December           180.7      178.6      182.0        1.2    (1.9)    6.5

 November           180.6      178.9      182.5        1.0    (2.0)    6.7


     F.   SECURITIES

     In accordance with the directives of the Supervisor of Banks securities are to be classified into three groups, and principles of measurement were provided for each group as follows:

     HELD-TO-MATURITY DEBENTURES

     Such debentures are stated at their adjusted value as of balance sheet date. Such value represents the par value plus linkage differences and interest accrued since acquisition. It also includes the unamortized discount or premium, generated upon acquisition. Income from held-to-maturity debentures is recognized on the accrual basis.

     AVAILABLE-FOR-SALE SECURITIES

     Such securities are stated at their fair value. Income therefrom is recognized on the accrual basis. The difference between the fair value and adjusted value of available-for-sale securities, net of the related tax effect, is recorded as a capital reserve. Non-marketable shares are stated at their adjusted value.

     SECURITIES FOR TRADING

     Such securities are stated at their fair value, and income resulting from such adjustment is recognized on a current basis. The fair value of securities for trading is determined based on their stock market prices as of balance sheet date.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     F.   SECURITIES (CONT'D)

     IMPAIRMENT IN VALUE OF INVESTMENTS

     From time to time the bank examines whether there has been an impairment in the value of its investments in securities which is not of a temporary nature. This examination is performed when there are signs that may indicate the possibility of an impairment in the value of an investment, including a decline in their stock market prices, the business of the investee, the industry in which the investee operates and additional parameters. Provisions for the adjustment in value of these investments, which in accordance with the opinion of the Management are based on an examination of the overall relevant aspects and the significance of each, and which are not of a temporary nature, are recorded in the income statement.


     G.   ALLOWANCE FOR DOUBTFUL DEBTS

     The financial statements include specific allowances for doubtful debts, which, in Management's opinion, fairly present the anticipated loss on the credit portfolio, including off-balance sheet credit.

     In determining the adequacy of the allowances, Management based itself upon the evaluation of the risk involved in the credit portfolio using available information on the customers' financial position, volume of activity, past record and adequacy of the collaterals received.

     The directives of the Supervisor of Banks require that, commencing with 1992, banks include, in addition to the specific allowance for doubtful debts, a supplementary allowance for doubtful debts, which replaces the general allowance, which had been required up to that time.

     The supplementary allowance for doubtful debts is based upon excessive credit balances, measured according to specified quality characteristics of the credit portfolio, as provided in the directives of the Supervisor of Banks. In accordance with the aforementioned requirements, a portion of the general allowance, as of December 31, 1991, equal to 1% of the total debt to which it was related at that date, is to be maintained in inflation adjusted values. According to a directive of the Supervisor of Banks the adjustment to inflation of the general allowance will be discontinued as of January 1, 2005.

     According to Directive 315 of Proper Banking Procedures, a banking corporation must record a supplementary allowance for doubtful debts in respect of debts of customers which deviate from limits stipulated by the Supervisor of Banks, which are calculated as a certain percentage of the Bank's capital, as stipulated for purposes of calculating the minimum capital ratio. These limits relate to the indebtedness of an individual borrower or a borrower group, to the indebtedness in respect of financing the acquisition of means of control of corporate entities and to the indebtedness of related parties.

     As a result of the decline in the "first tier capital" of the Bank and the limitation on the amount of "second tier capital" that may be taken into consideration, a large part of the customers' debts to the Bank exceed the amounts of the aforementioned limits.

     Furthermore, Directive 315 of the Proper Banking Procedures provides that a banking corporation is required to make a supplementary allowance for doubtful debts if the total liabilities of a certain sector to the banking corporation exceed 20% of the total liabilities of the public to the banking corporation (hereinafter - "the limit on sector indebtedness").

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     G.   ALLOWANCE FOR DOUBTFUL DEBTS (CONT'D)

     Since the Bank has stopped providing new credit and is focusing on the collection of the existing credit to its customers, its ability to spread the indebtedness of its customers between the various sectors has decreased and it may on occasion deviate from the limit on sector indebtedness.

     The Bank applied to the Bank of Israel requesting an exemption from recording the supplementary allowance for doubtful debts deriving from deviations from the aforementioned various debt limits.

     In his letters dated May 28, 2003 and August 21, 2003, the Supervisor of Banks exempted the Bank from the requirement to increase the supplementary allowance for doubtful debts in its financial statements as of March 31, 2003 and June 30, 2003, in respect of deviations from the debt limits of an individual borrower and a borrower group and in respect of deviations from limits in respect of financing means of control in corporate entities.

     In his letter of November 26, 2003, the Supervisor of Banks announced that in light of the Government's decision on the affairs of the Bank, the Bank's plan to reduce its activity and the commitment of the Government to repay the special credit line, which was granted to the Bank by the Bank of Israel and which is being used by the Bank to repay its liabilities to its depositors, he approves the following reliefs with respect to implementation of the Proper Banking Procedures:

     A. As from the financial statements as of September 30, 2003 onwards, the Bank is exempt from increasing the supplementary allowance for doubtful debts in respect of deviations from debt limits of an individual borrower and a borrower group and deviations from debt limits in respect of financing means of control in corporate entities, and in respect of deviations from the limit of sector indebtedness.

     B. The Bank is allowed to reduce the supplementary allowance it recorded in respect of the deviation from the aforementioned limits in the last quarter of 2002.

     C. The Bank is allowed to reduce the supplementary allowance it recorded in the past in respect of the deviation from indebtedness of related parties.

     Accordingly, in the Bank's financial statements as of December 31, 2003, the Bank did not record a supplementary allowance for doubtful debts in respect of deviations from the aforementioned limits, and the supplementary allowance for doubtful debts in the amount of NIS 7.5 million that was included in the financial statements of the Bank on December 31, 2002 and thereafter, in respect of the deviation from these limits, was cancelled in the third quarter of 2003.

     It is noted that if the Supervisor of Banks had not granted the exemption, the Bank would have been required to record a supplementary allowance in significant amounts in respect of these deviations, which would have had a material impact on its financial results.

     The aggregate balance of the general allowance and the supplementary allowance for doubtful debts in accordance with the directives of the Bank of Israel, as of December 31, 2004, constitutes 3.27% of the public credit risk, which includes credit risk and off-balance sheet credit risk less credit covered by collateral that is allowed to be deducted for purposes of individual borrower and group of borrowers limitations (December 31, 2003 - 2.43%).

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     G.   ALLOWANCE FOR DOUBTFUL DEBTS (CONT'D)

     The Bank's policy is not to write-off doubtful debts until all collection efforts, with respect thereto, have been exhausted. If Management concludes that recovery of a debt is no longer possible, then cases involving significant amounts are brought before the authorized bodies of the Bank, which decide upon their being written-off.


     H.   FIXED ASSETS

     Fixed assets are stated at cost net of accumulated depreciation. Depreciation is calculated using the "straight-line" method, at rates deemed adequate to write off the assets over their estimated useful lives.


     I.   CONTINGENT LIABILITIES

     Adequate provisions have been recorded in respect of claims, which, in Management's estimation, based on the opinion of legal counsel, will probably not be rejected or canceled.


     J.   BASIS OF RECOGNITION OF INCOME AND EXPENSES

     (1)  Income and expenses are recognized on the accrual basis.

     (2) As to basis of recognition of income and expenses with respect to trading securities and derivative financial instruments defined as other transactions, see F and L, respectively.


     K.   EMPLOYEE RIGHTS

     Appropriate provisions cover the Bank's liability for payment of severance pay and other benefits to its employees, according to labor agreements.

     In December 2002 a special collective agreement was entered into between the Bank, the General Federation of Labor and the Employees Committee whereby the number of the Bank's staff will be reduced. Under this agreement, certain of the employees are entitled upon their termination of employment to a pension as from date of termination. As regards the said employees, an agreement has been signed with a pension fund, which arranges for the payment of pensions. In accordance with the agreements, upon the retirement of each one of these employees the Bank deposits with the pension fund the amount required to purchase the pension rights for the particular employee. The Bank records provisions with respect to the anticipated cost of acquiring the said pension rights, as computed by an expert.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     L.   DERIVATIVE FINANCIAL INSTRUMENTS

     Beginning with January 1, 2003, the Bank implements the directives of the Supervisor of Banks regarding derivative financial instruments and hedging activities that were provided in a circular issued by the Supervisor of Banks on January 1, 2001. The directives in the circular are based on the principles stipulated in U.S. Accounting Standard FAS 133. In accordance with these directives, beginning with January 1, 2003 the Bank presents all the derivative instruments, including certain derivative instruments embedded in other contracts, as assets or liabilities in the balance sheet and measures them according to fair value. The change in the fair value of a derivative instrument is recorded in statement of income or included in the shareholders' equity as a component of other comprehensive income, according to the designated purpose of the instrument.

     The effect of the change in the aforementioned accounting policy on the financial statements was immaterial.

     Pursuant to the directives of the Supervisor of Banks, which were in effect until December 31, 2002, transactions in derivative financial instruments were classified into four categories:

     NON-RISK BROKERAGE TRANSACTION -

     A transaction in a derivative financial instrument with respect to which the Bank is not a party. Income from this type of transaction is classified as income from operating commissions.

     AT-RISK BROKERAGE TRANSACTION

     A transaction in a derivative financial instrument executed by the Bank with one party, in which immediately following its execution and no later than the same business day, the Bank enters into a counter transaction in an identical derivative financial instrument with another party. Income from this type of transaction is classified as financing income and is recognized over the period of the transaction. Assets and liabilities deriving from this type of transaction are measured according to their fair value so that the balance of the asset is equal to the balance of the liability.

     HEDGING TRANSACTION

     A transaction in a derivative financial instrument with respect to which a number of conditions exist, mainly that: the derivative financial instrument is intended to hedge a specific balance sheet transaction and that there is a correlation between the fair value of the item being hedged and opposing changes in the fair value of the derivative financial instrument. Net financing income or expenses with respect to hedging transactions are recorded in correspondence with the recording of the income or expense for the balance sheet transaction and in the same income or expense item.

     OTHER TRANSACTION

     A transaction in a derivative financial instrument that was not classified as a brokerage or a hedging transaction. Assets and liabilities deriving from other transactions are measured according to their fair value as of the date of report. Changes in the fair value of the other transactions are recorded as other financing income and expenses.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     L.   DERIVATIVE FINANCIAL INSTRUMENTS (CONT'D)

     In accordance with the criteria described above, the derivative financial instruments were defined in 2002 as at-risk brokerage transactions and as other transactions.


     M.   OFF-SETTING OF FINANCIAL INSTRUMENTS

     Pursuant to the directives, amounts of designated deposits, the repayment of which to the depositor is contingent on the collection of the loans granted therefrom, are offset against the amounts of the related loans and, therefore, are not reflected in the balance sheet. Income earned from such collection-based loan operations is classified as operating commissions.

     In accordance with the instructions of the Supervisor of Banks, assets and liabilities in respect of financial instruments with the same counter party are set-off against one another and presented net in the balance sheet when the following cumulative conditions are fulfilled:

     (1) In respect of such liabilities the Bank has the legal right to enforce the set-off of the liabilities from the assets.

     (2) The Bank intends to pay the liabilities and realize the assets on a net basis or simultaneously.


     N.   TAXES ON INCOME

     The provision for taxes on the income of the Bank, which is defined as a "financial institution" for Value Added Tax (hereinafter - VAT) purposes, includes VAT on profit in accordance with the Value Added Tax Law. VAT levied on salaries paid by financial institutions is included in the statement of income under "Salaries and related expenses". In 2002, 2003 and 2004, "Salaries and related expenses" included a provision in respect of salary VAT receivable, due to losses for purposes of VAT on profit.


     O.   STATEMENT OF CASH FLOWS

     Cash flows from activity in assets and liabilities are presented net, except for securities, fixed assets, investments in affiliates, capital notes and debentures. "Cash", for purposes of the cash flow statement, includes cash deposits with banks for an initial period not exceeding three months.


     P.   USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reported period. Actual results may differ from such estimates.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     Q.   EARNINGS PER SHARE

     Earnings per share have been computed on the basis of the number of outstanding participating shares, which remained unchanged during the reported years. In view of the fact that the share capital of the Bank is composed of several classes of shares, a situation which does not allow for a fair comparison of the per share data of the various classes of shares, and as certain of these classes of shares are linked to the US dollar while other classes participate in earnings on an equal basis with the linked shares, the per share earnings data is given in relation to an amount which equals US$1 of the par value of the shares, according to the basic exchange rate to which they are linked.


     R.   IMPAIRMENT OF ASSETS

     In February 2003, the Israeli Accounting Standards Board issued Accounting Standard No. 15, which deals with the impairment in value of assets. The standard stipulates the procedures to be implemented by the corporation in order to ensure that its assets are not presented at amounts higher than their recoverable value. Such value is the higher of the net selling price and the present value of the estimated future cash flows expected to be generated from the use and disposal of the asset. The Standard also stipulates principles of presentation and disclosure regarding assets which have been impaired. The Standard is effective as regards financial statements for periods beginning on January 1, 2003. Implementation of the Standard did not have a material effect on the results of operations, the financial position or the cash flows of the Bank.


     S. DISCLOSURE OF THE EFFECT OF NEW ACCOUNTING STANDARDS IN THE PERIOD PRIOR TO THEIR APPLICATION

     In July 2004, the Israeli Accounting Standards Board published Accounting Standard No. 19, "Taxes on Income". The Standard provides that a liability for deferred taxes is to be recorded for all temporary differences subject to tax, except for a limited number of exceptions. In addition, a deferred tax asset is to be recorded for all temporary differences that may be deducted, losses for tax purposes and tax benefits not yet utilized, if it is anticipated that there will be taxable income against which they can be offset, except for a limited number of exceptions. The new Standard applies to financial statements for periods beginning on January 1, 2005. The Standard provides that it is to be implemented by means of a cumulative effect of a change in accounting method. In the Bank's estimation, the impact of the Standard on its results of operations, financial position and cash flows is not expected to be material. With respect to certain matters relating to the accounting treatment of taxes on income, including the matter of recognizing a deferred tax asset in respect of carryforward losses and temporary differences, directives of the Supervisor of Banks contain additional restrictions. With respect to these matters the Bank is subject also to the additional restrictions provided in the directives of the Supervisor of Banks.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 2 - CASH AND DEPOSITS WITH BANKS

                                               DECEMBER 31  DECEMBER 31
                                                   2004        2003
                                                   -----       -----
                                                  REPORTED   ADJUSTED
                                                  AMOUNTS*   AMOUNTS**
                                                   -----       -----
                                                    NIS        NIS
                                                 MILLIONS    MILLIONS
                                                   -----       -----

Cash and deposits with Bank of Israel (1)           12.6        57.0
Deposits with commercial banks (2)                  90.0        67.8
Deposits in special banking corporations            15.3        19.1
                                                   -----       -----

Total                                              117.9       143.9
                                                   =====       =====

Including cash, deposits with Bank of Israel
 and with banks for an initial period not
 exceeding three months                             95.4       115.3
                                                   =====       =====


     (1) This serves as collateral for deposits received from the Bank of Israel - see also Note 16 below.

     (2) As to pledge on deposits with commercial banks - see also Note 16 below.

     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.


NOTE 3 - SECURITIES

         A.       COMPOSITION

                                                              DECEMBER 31, 2004
                                      ------------------------------------------------------------------------------
                                                                       NON-REALIZED      NON-REALIZED
                                                                        GAINS FROM       LOSSES FROM
                                    CARRYING          ADJUSTED        ADJUSTMENTS TO    ADJUSTMENTS TO          FAIR
                                      VALUE           VALUE (1)         FAIR VALUE        FAIR VALUE         VALUE (2)
                                      ----               ----               ---             ----                ----
                                                                     REPORTED AMOUNTS*
                                      ------------------------------------------------------------------------------
                                                                       NIS MILLIONS
                                      ------------------------------------------------------------------------------
AVAILABLE-FOR-
 SALE SECURITIES (A)

Other debentures                       3.7                3.6               0.1                 -                3.7
Shares of others                      56.3               56.1               0.6             (0.4)           (3) 56.3
                                      ----               ----               ---             ----                ----
Total available-
 for-sale securities                  60.0               59.7            (4)0.7          (4)(0.4)               60.0
                                      ----               ----               ---             ----                ----

Total securities                      60.0               59.7               0.7             (0.4)            (3)60.0
                                      ====               ====               ===             ====                ====


     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 3 - SECURITIES (CONT'D)

         A.       COMPOSITION (CONT'D)

                                                                       DECEMBER 31, 2003
                                      ------------------------------------------------------------------------------
                                                                        NON-REALIZED    NON-REALIZED
                                                                         GAINS FROM     LOSSES FROM
                                    CARRYING           ADJUSTED        ADJUSTMENTS TO   ADJUSTMENTS TO          FAIR
                                     VALUE             VALUE (1)         FAIR VALUE     FAIR VALUE            VALUE (2)
                                      ----               ----              ----             ----                ----
                                                                     ADJUSTED AMOUNTS*
                                      ------------------------------------------------------------------------------
                                                                       NIS MILLIONS
                                      ------------------------------------------------------------------------------
AVAILABLE-FOR-
 SALE SECURITIES (A)
Other debentures                      15.1               15.4                 -             (0.3)               15.1
Shares of others (b)                  70.3               59.6              11.0             (0.3)           (3) 70.3
                                      ----               ----              ----             ----                ----
Total available-
 for-sale securities                  85.4               75.0          (4) 11.0         (4) (0.6)               85.4
                                      ----               ----              ----             ----                ----

Total securities                      85.4               75.0              11.0             (0.6)           (3) 85.4
                                      ====               ====              ====             ====                ====



     (1) In the case of shares - cost less provision for impairment in value, where required.

     (2) Fair value data are based, generally, on stock market prices, which do not necessarily reflect the price which would be received on the sale of a large quantity of shares.

     (3) Includes shares, the fair value of which is not readily determinable, which are stated at cost in the amount of NIS 30.5 million (December 31, 2003 - NIS 34.3 million).

     (4) Included in shareholders' equity in the category "adjustment from presentation of available-for-sale securities at fair value".

     (a) Following the approval of the "Run Off" plan, all the debentures that in the past were classified as held-to-maturity were transferred in the course of 2003 to the available-for-sale portfolio. The balance of the above debentures at December 31, 2004 amounted to NIS 3.4 million (December 31, 2003 - NIS 8.2 million).

     (b) See Note 4E regarding the classification of a customer's debt to the securities item.


     B. See Note 16 regarding the Government debentures that were pledged in order to receive credit from Bank of Israel.

     NOTE: For detail regarding results of investments in debentures - see Note
          22E, and for detail regarding results of investments in shares - see
          Note 24.

     * Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (1)

         A.       COMPOSITION
                                              DECEMBER 31    DECEMBER 31
                                                 2004          2003
                                               -------       -------
                                               REPORTED      ADJUSTED
                                               AMOUNTS*      AMOUNTS**
                                               -------       -------
                                            NIS MILLIONS   NIS MILLIONS
                                               -------       -------

Credit                                         8,062.1       9,268.1
General and supplementary allowances for
 doubtful debts (1)                               68.7          78.5
                                               -------       -------

Total                                          7,993.4       9,189.6
                                               =======       =======


     B.   CREDIT TO THE PUBLIC INCLUDES:

     1. CREDIT TO PROBLEMATIC BORROWERS (2) WHICH ARE NOT INCLUDED IN THE AGRICULTURAL SECTOR AND ARE NOT LOCAL AUTHORITIES

                                                                       DECEMBER 31  DECEMBER 31
                                                                          2004        2003
                                                                         -----       -----
                                                                        REPORTED    ADJUSTED
                                                                        AMOUNTS*    AMOUNTS**
                                                                         -----       -----
                                                                      NIS MILLIONS  NIS MILLIONS
                                                                         -----       -----
a. Non-income bearing credit to problematic borrowers -
   Non-linked Israeli currency                                           296.7       391.9
   Israeli currency linked to the CPI                                     20.2        47.6
   Denominated in or linked to foreign currency                           49.9        88.5
                                                                         -----       -----
                                                                         366.8       528.0
                                                                         =====       =====
b. Credit restructured during the year, without waiver of income -
   Non-linked Israeli currency                                            40.3         3.6
   Israeli currency linked to the CPI                                     25.3           -
   Denominated in or linked to foreign currency                           19.0         1.2

c. Credit to borrowers regarding which there is as yet an
   unimplemented Management decision to restructure
   their debt                                                             17.6        46.9

d. Credit temporarily in arrears                                         114.5        98.9
   Interest income recorded in respect thereof                             9.6        11.5

e. Credit under special supervision                                      293.2       416.3



     (1) The specific allowance for doubtful debts was deducted from the relevant credit categories.

     (2) The balance of problematic debts, less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations.

     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     B.   CREDIT TO THE PUBLIC INCLUDES: (CONT'D)

     2.   CREDIT TO THE AGRICULTURAL SECTOR

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

     - In respect of most of the "Balloon" debts, the writing-off shall be covered as to 65% from bank sources and as to 35% from Government sources.

     - Kibbutzim will assign part of their rights in land to the Israel Lands Administration. Upon each Kibbutz joining the arrangement, its land, which was found in the land survey to have an alternative value compared to agricultural use, will revert to the Israel Lands Administration, without attaching to it an obligatory price tag. A caveat is to be registered in favor of the banks with respect to such land. In the future, when the land is sold, part of the net proceeds to be received, which represents the value of the original rights of the Kibbutz in the land, will be paid over to the banks and the Government in proportion to their share in the writing-off of the debt, as stated above. The funds transferred by the Government for the purpose of the writing-off of the debts of each Kibbutz, as stated above, are conditional upon the consent of each individual Kibbutz to the said arrangement and its subsequent joining as a party to the supplementary arrangement, including the transfer of its land to the Israel Lands Administration. The abovementioned payments will be made in five annual installments: the first - immediately upon the transfer and the remaining payments to be linked to the CPI with annual interest at a rate of 1.5%.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     B.   CREDIT TO THE PUBLIC INCLUDES: (CONT'D)

     2.   CREDIT TO THE AGRICULTURAL SECTOR (CONT'D)

     - Until a real estate Kibbutz joins as party to the supplementary arrangement on the basis of the said land arrangement, the Kibbutz, at its own initiative, may enter into interim property transactions, the consideration for which, whether in cash or cash equivalents, will partially or fully serve as a substitute to the said land arrangement. The "balloon" debt balance of a potential real estate Kibbutz which is not repaid by the proceeds of such interim transactions or land arrangement, will be treated in accordance with the financial arrangement, as mentioned above.

          In the opinion of the Bank, in view of the above, uncertainty exists as to the real estate proceeds anticipated in the said arrangement.

          The Bank has recorded allowances for doubtful debts for all the amounts it considered necessary in light of that mentioned above.

          Composition of the credit to the agricultural sector:

                                              DECEMBER 31   DECEMBER 31
                                                  2004        2003
                                                 -----       -----
                                                REPORTED    ADJUSTED
                                                AMOUNTS*    AMOUNTS**
                                                 -----       -----
                                             NIS MILLIONS  NIS MILLIONS
                                                 -----       -----

Communal settlements (kibbutzim) including
 regional enterprises and organizations          278.3       316.5
Cooperative settlements (moshavim)                13.2        29.2
                                                 -----       -----
Total credit for kibbutzim and moshavim          291.5       345.7

Private agriculture                                2.7         3.7
                                                 -----       -----

Total credit to the agricultural sector          294.2       349.4
                                                 =====       =====



     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     B.   CREDIT TO THE PUBLIC INCLUDES: (CONT'D)

     2.   CREDIT TO THE AGRICULTURAL SECTOR (CONT'D)

     THE CREDIT (1) TO THE AGRICULTURAL SECTOR (2) INCLUDES:

                                                                    DECEMBER 31  DECEMBER 31
                                                                       2004         2003
                                                                      -----        -----
                                                                     REPORTED     ADJUSTED
                                                                     AMOUNTS*     AMOUNTS**
                                                                      -----        -----
                                                                  NIS MILLIONS   NIS MILLIONS
                                                                      -----        -----
a. Non-income bearing loans to problematic borrowers -
   Israeli currency linked to the CPI                                  33.4         41.7

b. Restructured credit to borrowers-

         1. Credit restructured during the current
            year with waiver of income -
            Israeli currency linked to the CPI                         12.3         14.3
            Average repayment period (years)                            4.5          5.0
            Expected interest margin from the credit                      2%           2%

         2. Credit restructured in prior years
            with waiver of income -
            Israeli currency linked to the CPI                          9.5         15.6

c. Credit to borrowers in respect of which
    there is an as yet unimplemented
    management decision to restructure their debt                       6.7          7.3

d. Credit temporarily in arrears                                        3.4          3.5
   Interest income recorded in the income statements
    in respect thereof                                                  0.2          0.3

e. Credit under special supervision                                    60.6         80.9

f. Credit not included in above credit to problematic borrowers       168.3        186.1
   Interest income recorded in the income statements in respect
    thereof                                                             9.7         10.5

     (1) The balance of problematic debts less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations.

     (2) Including industrial enterprises and other organizations related to the Kibbutz sector.

     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 4  - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     B.   CREDIT TO THE PUBLIC INCLUDES: (CONT'D)

     3.   CREDIT TO LOCAL AUTHORITIES

     Following is the composition of credit to local authorities:

                                                                          DECEMBER 31 DECEMBER 31
                                                                             2004       2003
                                                                             ----       ----
                                                                           REPORTED   ADJUSTED
                                                                           AMOUNTS*   AMOUNTS**
                                                                             ----       ----
                                                                              NIS        NIS
                                                                           MILLIONS   MILLIONS
                                                                             ----       ----
Balance of credit to local authorities at
 balance sheet date                                                          13.1       16.9

CREDIT (1) GRANTED TO LOCAL AUTHORITIES INCLUDES:

      a. Non-income bearing credit - CPI-linked                                 -        1.9

      b. Credit restructured during the year without waiver
          of income - CPI linked                                              1.9          -

      c. Credit not included in above credit to problematic borrowers        11.2       15.0
         Interest income recorded in income statements with respect of
          such credit                                                         0.8        0.6

     (1) The balance of problematic debts less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations.

     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     C.   ALLOWANCE FOR DOUBTFUL DEBTS

                                                                                           2004
                                                                         ------------------------------------------
                                                                        SPECIFIC       SUPPLEMENTARY
                                                                      ALLOWANCE (1)     ALLOWANCE (2)         TOTAL
                                                                         -----              ----              -----
                                                                                      REPORTED AMOUNTS*
                                                                         ------------------------------------------
                                                                                        NIS MILLIONS
                                                                         ------------------------------------------
Balance of allowance at beginning of year                                732.5              78.5              811.0
                                                                         -----              ----              -----

Current allowances                                                        96.5               3.4               99.9
Reduction in allowances                                                  (16.5)            (12.3)             (28.8)
Collection of debts written-off in previous years                         (0.9)                -               (0.9)
                                                                         -----              ----              -----
Amount charged to the income statement                                    79.1              (8.9)               70.2
                                                                         -----              ----              -----

Debts written-off                                                        (98.1)                -              (98.1)
                                                                         -----              ----              -----

Balance of allowance at end of year                                      714.4              69.6              784.0
                                                                         =====              ====              =====

Amount of allowance not deducted from credit
 to public                                                                 0.9               0.9                1.8
                                                                         -----              ----              -----


                                                                                           2003
                                                                         ------------------------------------------
                                                                       SPECIFIC        SUPPLEMENTARY
                                                                      ALLOWANCE (1)     ALLOWANCE (2)         TOTAL
                                                                         -----              ----              -----
                                                                                    ADJUSTED AMOUNTS**
                                                                         ------------------------------------------
                                                                                       NIS MILLIONS
                                                                         ------------------------------------------
Balance of allowance at beginning of year                                617.3              82.4              699.7
                                                                         -----              ----              -----

Current allowances                                                       144.3               3.5              147.8
Reduction in allowances                                                  (10.4)             (7.4)             (17.8)
                                                                         -----              ----              -----
Amount charged to the income statement                                   133.9              (3.9)          (3)130.0
                                                                         -----              ----              -----

Debts written-off or transferred (see E hereunder)                       (31.3)                -              (31.3)
Erosion and inflationary adjustments                                      12.6                 -               12.6
                                                                         -----              ----              -----

Balance of allowance at end of year                                      732.5              78.5              811.0
                                                                         =====              ====              =====

Amount of allowance not deducted from credit
 to public                                                                 1.5               0.9                2.4
                                                                         -----              ----              -----

     (1)  Not including allowance for interest on non-income bearing loans.

     (2) Including a general allowance in accordance with Bank of Israel directives in the total amount of NIS 38.9 million (as of December 31, 2003 - NIS 38.9 million; as of December 31, 2002 - NIS 38.9 million).

     (3) Amount of NIS 129.8 million was recorded in the statement of income in reported amounts.

     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     C.   ALLOWANCE FOR DOUBTFUL DEBTS (CONT'D)

                                                                                           2002
                                                                         ------------------------------------------
                                                                       SPECIFIC        SUPPLEMENTARY
                                                                      ALLOWANCE (1)     ALLOWANCE (2)         TOTAL
                                                                         -----              ----              -----
                                                                                    ADJUSTED AMOUNTS*
                                                                         ------------------------------------------
                                                                                       NIS MILLIONS
                                                                         ------------------------------------------
Balance of allowance at beginning of year                                250.9              72.2              323.1
                                                                         -----              ----              -----

Current allowances                                                       394.4              15.7              410.1
Reduction in allowances                                                   (2.6)             (5.5)              (8.1)
Collection of debts written-off in previous years                         (0.2)                -               (0.2)
                                                                         -----              ----              -----
Amount charged to the income statement                                   391.6              10.2              401.8
                                                                         -----              ----              -----

Debts written-off                                                         (8.8)                -               (8.8)
Erosion and inflationary adjustments                                     (16.4)                -              (16.4)
                                                                         -----              ----              -----

Balance of allowance at end of year                                      617.3              82.4              699.7
                                                                         =====              ====              =====

Amount of allowance not deducted from credit
 to public                                                                20.2                 -               20.2
                                                                         -----              ----              -----



     (1)  Not including allowance for interest on non-income bearing loans.

     (2) Including a general allowance in accordance with Bank of Israel directives in the total amount of NIS 38.9 million (as of December 31, 2003 - NIS 38.9 million; as of December 31, 2002 - NIS 38.9 million).


     * Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     D. CLASSIFICATION OF BALANCES OF CREDIT TO THE PUBLIC (1) AND OFF-BALANCE SHEET CREDIT RISK (2) IN ACCORDANCE WITH THE SIZE OF THE CREDIT PER BORROWER

                                                                DECEMBER 31, 2004
                                                      ------------------------------------------
                                                    NUMBER OF                             CREDIT
                                                   BORROWERS (3)      CREDIT (1)          RISK (2)
                                                      -----            -------             -----
AMOUNTS OF CREDIT PER BORROWER                                      REPORTED AMOUNTS*
------------------------------                        ------------------------------------------
NIS THOUSANDS                                                         NIS MILLIONS
------------------------------                        ------------------------------------------
Up to 10                                                189                1.2                 -
From 10           to 20                                 107                1.6                 -
From 20           to 40                                  74                2.1               0.1
From 40           to 80                                  61                3.4               0.1
From 80           to 150                                 61                6.0               0.5
From 150          to 300                                 84               17.8               0.8
From 300          to 600                                 89               37.5               1.8
From 600          to 1,200                              121              103.3               2.6
From 1,200        to 2,000                               82              121.7               6.6
From 2,000        to 4,000                               81              214.4              15.7
From 4,000        to 8,000                               58              305.2              10.4
From 8,000        to 20,000                              35              428.2              16.5
From 20,000       to 40,000                              12              248.4              71.5
From 40,000       to 200,000                              8              404.0             129.6
Greater than 3,200,000                                    1         (4)6,167.3                 -
                                                      -----            -------             -----

                                                      1,063            8,062.1             256.2
                                                      =====            =======             =====



     (1)  The credit is net of the specific allowances for doubtful debts.

     (2) Credit risk relating to off-balance sheet financial instruments as computed for the purpose of individual borrower debt limitations.

     (3)  The number of borrowers is based on the total credit and credit risk.

     (4)  Credit is secured by a guarantee of the State.

     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     D. CLASSIFICATION OF BALANCES OF CREDIT TO THE PUBLIC (1) AND OFF-BALANCE SHEET CREDIT RISK (2) IN ACCORDANCE WITH THE SIZE OF THE CREDIT PER BORROWER

                                                                 DECEMBER 31, 2003
                                                      ------------------------------------------
                                                    NUMBER OF                              CREDIT
                                                   BORROWERS (3)      CREDIT (1)          RISK (2)
                                                      -----            -------             -----
AMOUNTS OF CREDIT PER BORROWER                                     ADJUSTED AMOUNTS*
------------------------------                        ------------------------------------------
NIS THOUSANDS                                                          NIS MILLIONS
------------------------------                        ------------------------------------------
Up to 7                                                 189                0.8                 -
From 7            to 18                                 161                1.9                 -
From 18           to 35                                  99                2.5                 -
From 35           to 70                                  92                4.6                 -
From 70           to 140                                 97                9.1               1.1
From 140          to 285                                 91               17.4               1.3
From 285          to 530                                 90               33.1               2.4
From 530          to 1,060                              140              104.8               5.1
From 1,060        to 1,770                              112              145.6               6.6
From 1,770        to 3,500                              110              253.4              13.6
From 3,500        to 7,100                               85              399.2              21.5
From 7,100        to 17,700                              63              648.5              33.3
From 17,700       to 35,000                              25              558.1              49.1
From 35,000       to 177,000                             15              683.8             270.6
From 177,000      to 355,000                              -                  -                 -
Greater than 2,800,000                                    1         (4)6,405.3                 -
                                                      -----            -------             -----

                                                      1,370            9,268.1             404.6
                                                      =====            =======             =====



     (1)  The credit is net of the specific allowances for doubtful debts.

     (2) Credit risk relating to off-balance sheet financial instruments as computed for the purpose of individual borrower debt limitations.

     (3)  The number of borrowers is based on the total credit and credit risk.

     (4)  Credit is secured by a guarantee of the State.

     * Amounts adjusted to the effect of inflation according to the CPI of December 2003.

     E.   CUSTOMER'S DEBT RECLASSIFIED AS AVAILABLE FOR SALE SECURITIES

     In his letter of July 15, 2003, regarding a debt of a customer in respect of which a receiver was appointed to realize shares pledged in favor of the Bank, the Supervisor of Banks stated that it is no longer proper to treat the outstanding balance of the debt, due to be repaid through the realization of the said shares by the receiver, as a credit item. Accordingly, the balance of the debt was reclassified on June 30, 2003, and stated as shares included in the item "Available-for-sale securities", presented at their market value at that date.

     Beginning with June 30, 2003, these shares are included in the item "Securities" and from that date the changes in the market value of these shares are recorded in a capital reserve.

     In view of the inability of the customer to honor his debt, the Bank in the past classified this debt as non-income bearing and recorded the allowances required from such classification. The supplementary allowance for doubtful debts recorded in respect of the classification of the debt as non-income bearing was not reversed, despite the above change in classification, and is included in the "Other liabilities" item.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 5 - CREDIT TO GOVERNMENTS

                                                      DECEMBER 31  DECEMBER 31
                                                          2004      2003
                                                         -----      -----
                                                        REPORTED   ADJUSTED
                                                        AMOUNTS*   AMOUNTS**
                                                         -----      -----
                                                     NIS MILLIONS NIS MILLIONS
                                                         -----      -----

Deposits in foreign currency out of loans received        24.1       31.4
Amounts receivable in connection with exchange
 rate insurance of capital notes                          25.3       28.2
Credit to foreign governments                             10.9       21.1
Other credit                                              12.4       29.5
                                                         -----      -----

Total credit to governments                               72.7      105.2
                                                         =====      =====




NOTE 6 - FIXED ASSETS

     A. This item includes equipment, computers, furniture and motor vehicles as follows:

                                                                          CHANGES DURING THE YEAR
                                                        AT                ----------------------                AT
                                                     JANUARY 1                                             DECEMBER 31
                                                       2004             ADDITIONS         DISPOSALS            2004
                                                      -----               ----               ---              -----
                                                                             REPORTED AMOUNTS*
                                                      -------------------------------------------------------------
                                                  NIS MILLIONS        NIS MILLIONS      NIS MILLIONS       NIS MILLIONS
                                                      -----               ----               ---              -----
Cost                                                   57.7                0.1              (0.9)              56.9
Accumulated depreciation                              (53.0)              (2.9)              0.9              (55.0)
                                                      -----                                                   -----

Net book value                                          4.7                                                     1.9
                                                      =====                                                   =====



     B.   The average rate of depreciation is 31% (2003 - 31%).



     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 7 - OTHER ASSETS

                                                     DECEMBER 31 DECEMBER 31
                                                        2004       2003
                                                        ----       ----
                                                      REPORTED   ADJUSTED
                                                      AMOUNTS*   AMOUNTS**
                                                        ----       ----
                                                         NIS        NIS
                                                      MILLIONS   MILLIONS
                                                        ----       ----

Excess of income tax advances over current
 provisions                                              1.3        1.6
Prepaid expenses                                         3.6        4.5
Payroll VAT receivable                                   8.1       11.8
Sundry receivables and debit balances                    2.1        2.4
Debit balances in respect of derivative financial
 instruments                                            10.9        7.9
                                                        ----       ----

Total other assets                                      26.0       28.2
                                                        ====       ====




NOTE 8 - PERPETUAL DEPOSITS WITH THE ISRAELI TREASURY

                                                                 DECEMBER 31  DECEMBER 31
                                                                    2004        2003
                                                                   -----       -----
                                                                  REPORTED    ADJUSTED
                                                                  AMOUNTS*    AMOUNTS**
                                                                   -----       -----
                                                               NIS MILLIONS  NIS MILLIONS
                                                                   -----       -----
Deposit in respect of the "C", "CC" and "CC1" non-redeemable
 participating preference shares linked to the US dollar (B)       308.0       305.3

Deposit in respect of the "D" redeemable non-participating
 preference shares linked to the US dollar (C)                     113.6       112.6

Deposit in respect of the "DD" redeemable non-participating
 preference shares linked to the US dollar (C)                     384.9       381.4
                                                                   -----       -----

Total perpetual deposits with the Treasury                         806.5       799.3
                                                                   =====       =====


     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 8 - PERPETUAL DEPOSITS WITH THE ISRAEL TREASURY (CONT'D)

     A. On May 6, 1996, an agreement was signed between the Bank and the Treasury of the State of Israel regarding changes in the method of computing the linkage on perpetual deposits, which the Bank had deposited with the Israeli Treasury with respect to the Bank's preferred share capital (C, CC, CC1, D, and DD).

          Until the signing of the agreement the aforementioned deposits were linked to the exchange rate of the dollar. In addition, the deposits bear dollar-linked interest at a rate, which, after the payment of VAT on profit imposed on the Bank's earnings (which is paid to the Bank by the Treasury of the State of Israel), leaves the Bank with an amount comprising net interest at a rate of 7.5% per annum, the same as the dividend the Bank used to pay on the aforementioned preferred shares. Pursuant to an Order of the Income Tax Authorities, the interest and linkage differentials paid on the deposits are exempt from tax, except for VAT on profit on the interest. The deposits will be repaid to the Bank at the time of the redemption of the relevant shares or upon liquidation of the Bank.

          Pursuant to the deposit agreements, the aforementioned interest will be paid to the Bank on the payment dates of the dividends on the aforementioned preferred shares. According to the agreement signed on May 6, 1996, the deposits have become, in effect, linked to the CPI, with retroactive effect from October 1, 1987. However, in no case shall their amount be less than their dollar value as computed prior to the date of the agreement. Namely, the linkage on the deposits as of October 1, 1987 is based on the CPI or the dollar, whichever is higher. The interest continues to be computed based on a dollar calculation.

          The deposit agreements do not explicitly state what will happen to the interest on the perpetual deposits in the period during which the Bank is prevented from distributing the aforementioned dividends on the preferred shares, and whether the interest will accrue and be paid when the Bank pays the accrued preferred dividends in arrears or upon liquidation. The Bank's Board of Directors reached the conclusion that the interest, which is not claimed due to the non-payment of the dividend, would accrue to the Bank's credit and, accordingly, upon liquidation, it would become part of the liquidation assets. The amount of the accrued interest, which has not yet been drawn as above, totals NIS 95.2 million and is not recorded in the financial statements. This amount is equal to the amount of the accrued dividend in arrears, which is also not recorded in the financial statements. See Note 15F for further details as to the discontinued distribution of dividend and the requests made to the Ministry of Finance and the Government Companies Authority with respect to the above matter.

          Concurrent with the signing of the above-mentioned agreement, the Bank's Articles of Association were amended in May 1996. According to the amendment, one ordinary "B" share out of the total number of ordinary "B" shares was converted into an ordinary "B1" share (presently held by the State of Israel). The holder of the ordinary "B1" share is entitled to receive, upon liquidation of the Bank, the difference, if any, arising from the change in the method of computing the linkage of the said deposits, as discussed above. However, the right attached to the ordinary "B1" share ranks after the settlement in full of all amounts due to creditors of the Bank, present and future, and after repayment of the paid-up share capital to the holders of the Bank's preferred ordinary shares, ordinary "A" shares and ordinary "B" shares and after repayment of the paid-up share capital, including linkage differentials, to the holders of the Bank's linked preferred shares of the "C", "CC", "CC1", "D" and "DD" classes, in accordance with the Bank's Articles of Association.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 8 - PERPETUAL DEPOSITS WITH THE ISRAEL TREASURY (CONT'D)

          The above-mentioned agreement resulted in an increase in the amounts of the deposits with the Treasury as well as in the Bank's shareholders' equity. Such increase, as at the date of the signing of the agreement, amounted to NIS 279.6 million.

          This aforementioned increase in shareholders' equity was reflected in the statement of shareholders' equity under the item of "change in capital due to change in rights of "B1" ordinary share". Out of the above-mentioned amount, NIS 106.7 million, relating to differences in respect of the participating shares, was credited to the "accumulated difference on translation of dollar linked deposits", which was also not included in the financial statements. The rest of the increase in capital, in the amount of NIS 172.9 million, which relates to deposits in respect of non-participating shares, was credited to the "accumulated difference on translation of CPI linked deposits".

     B. As noted, up to May 6, 1996, the above-mentioned deposits were linked to the dollar. The difference which arose up to May 6, 1996, between the adjustment of the deposit on the basis of the dollar linkage, in respect of the participating, preferred "C", "CC" and "CC1" shares, which are also dollar-linked, and the adjustment thereof to the CPI, was credited in the statement of shareholders' equity to "accumulated difference on translation of dollar linked deposits."

     C. Up to May 6, 1996, the above-mentioned deposits were linked to the dollar. The difference which arose up to May 6, 1996, between the adjustment of the deposit on the basis of the dollar linkage in respect of the non-participating preferred "D" and "DD" shares, which do not constitute shareholders' equity and which are also linked to the dollar, and the adjustment of the above-mentioned deposit to the CPI, was recorded in the statement of income, as was recorded the difference arising from the liabilities in respect of these shares. As a result of signing the above-mentioned agreement, differences arose from the date of signing between the adjustment of the deposits with the Treasury (linked to the higher of the CPI or the dollar), and the adjustment of the non-participating dollar-linked preferred shares. Such differences are recorded in the statement of shareholders' equity under "accumulated difference on translation of CPI linked deposits."


NOTE 9 - DEPOSITS OF THE PUBLIC

                                  DECEMBER 31  DECEMBER 31
                                      2004        2003
                                     -----       -----
                                    REPORTED    ADJUSTED
                                    AMOUNTS*    AMOUNTS**
                                     -----       -----
                                 NIS MILLIONS  NIS MILLIONS
                                     -----       -----


On-demand deposits                    42.0        65.5
Fixed-term and other deposits        301.7       405.6
Savings deposits                      61.6       148.9
                                     -----       -----

Total deposits from the public       405.3       620.0
                                     =====       =====


     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 10 - DEPOSITS OF BANKS

                             DECEMBER 31   DECEMBER 31
                                2004          2003
                              -------       -------
                              REPORTED      ADJUSTED
                              AMOUNTS*      AMOUNTS**
                              -------       -------
                           NIS MILLIONS    NIS MILLIONS
                              -------       -------


Fixed-term deposits              24.1          80.8
Bank of Israel (1) -
Fixed-term deposits                 -           0.7
Special line of credit        1,403.9       2,091.2
                              -------       -------

Total deposits of banks       1,428.0       2,172.7
                              =======       =======


     (1) See Note 16 regarding pledge provided as security for credit received from the Bank of Israel.

     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.



NOTE 11 - PERPETUAL DEPOSIT

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



NOTE 12 - CAPITAL NOTES

     This series of capital notes of a par value of $ 49,976,000 bears interest at the rate of 7.5% per annum and was due on December 31, 1998. The terms of the above capital notes provide that the redemption date of notes for which the holders did not give notice of their intention to redeem, will be deferred by an additional 18 months each time. Over the last six years, notes of a par value of $ 44,101,000 were redeemed. Accordingly, the balance of notes still outstanding as at December 31, 2004 amounts to $ 5,875,000 which constitute NIS 25.3 million (December 31, 2003 - $ 6,425,000 which constitute NIS 28.2 million). The next redemption date for the capital notes is June 30, 2006. The Bank is entitled to redeem the unredeemed capital notes at a premium of 5%. See Note 5 regarding amounts receivable with respect to exchange rate insurance on the capital notes.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 13 - OTHER LIABILITIES

                                                                        DECEMBER 31 DECEMBER 31
                                                                           2004       2003
                                                                           ----       ----
                                                                          REPORTED   ADJUSTED
                                                                          AMOUNTS*   AMOUNTS**
                                                                           ----       ----
                                                                      NIS MILLIONS  NIS MILLIONS
                                                                           ----       ----
Excess of provision for severance pay and pensions over
 amounts funded (see Note 17)                                              26.8       33.8

Provision for vacation pay, long-service
 bonus and unutilized sick leave (see Note 17)                              5.7        8.1

Deferred income                                                             1.3        1.8

Credit balances in respect of derivative financial instruments              2.5        1.7

Allowance for doubtful debts in respect of an off-balance sheet item        0.9        1.5

Sundry creditors and credit balances                                       19.6       29.3
                                                                           ----       ----

Total other liabilities                                                    56.8       76.2
                                                                           ====       ====



NOTE 14 - NON-PARTICIPATING SHARES

          A. COMPOSITION:

                                                       DECEMBER 31  DECEMBER 31
                                                          2004        2003
                                                         -----       -----
                                                        REPORTED    ADJUSTED
                                                        AMOUNTS*    AMOUNTS**
                                                         -----       -----
                                                     NIS MILLIONS  NIS MILLIONS
                                                         -----       -----


"B" ordinary shares                                          -           -
"D" preference shares linked to the US dollar (1)         70.4        71.6
"DD" preference shares linked to the US dollar (1)       238.7       242.6
                                                         -----       -----

Total non-participating shares                           309.1       314.2
                                                         =====       =====



     (1) See Note 8 regarding a deposit with the Israeli Treasury in respect of non-participating preference shares.

     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 14 - NON-PARTICIPATING SHARES (CONT'D)

     B. ADDITIONAL DATA REGARDING THE NON-PARTICIPATING SHARES AND THE PRINCIPAL RIGHTS ATTACHED THERETO (THE AMOUNTS ARE IN NOMINAL VALUES)

                                                                           AUTHORIZED         ISSUED AND PAID
                                                                           ---------      --------------------------
                                                                             2004           2004            2003
NUMBER                                                                     ---------      ---------        ---------
OF SHARES               CLASS OF SHARES                                       NIS            NIS             NIS
---------               ---------------                                    ---------      ---------        ---------

135,399                 "B" ordinary shares of NIS 0.1
                         each                                               13,539.9        13,489.9        13,489.9

164,000                 7.5% cumulative "D" preference
                         shares of NIS 0.03 each, linked to the
                         US dollar at the rate of
                         $1 = NIS 0.0003, redeemable
                         at a premium of 5 5/8 %
                         (redemption dates will be
                         determined by the Bank subject
                         to approval by the Israeli Treasury)                 4,920           4,904            4,904

60,000                  7.5% cumulative  "DD" preference
                         shares of NIS 2.1 each, linked to the
                         US dollar at the rate of
                         $1 = NIS 0.0021 redeemable (without
                         premium) (redemption dates will be
                         determined by the Bank, subject to
                         approval by the Israeli Treasury)                   126,000        116,359          116,359
                                                                           ---------      ---------        ---------

                        Total shares                                       144,459.9      134,752.9        134,752.9
                                                                           =========      =========        =========




     C.   For rights in dividend distributions - see Note 15E.


     D.   For cessation of dividend distributions - see Note 15F.


     E.   For rights upon liquidation - see Note 15G.


     F. All the non-participating shares are not traded on the Tel-Aviv Stock Exchange.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 15 - SHAREHOLDERS' EQUITY

     A. The share capital is composed of registered shares, which are traded on the Tel-Aviv Stock Exchange. The following are details regarding the nominal value of the share capital and the principal rights attached thereto:

                                                                          AUTHORIZED           ISSUED AND PAID
                                                                           --------        ------------------------
                                                                             2004            2004            2003
NUMBER                                                                     --------        --------        --------
OF SHARES                 TYPE OF SHARES                                      NIS            NIS             NIS
---------                 --------------                                   --------        --------        --------

16,000                    "A" ordinary shares of NIS 0.1
                           each                                               1,600        (*)1,510       (*) 1,510

1                         "B1" ordinary share of
                           NIS 0.1                                              0.1         (*) 0.1         (*) 0.1

1,000,000                 8% cumulative participating
                           preferred ordinary shares of
                           NIS 0.001 each                                     1,000           1,000           1,000

17,000,000                6% cumulative participating
                           "C" preference shares of
                           NIS 0.00018 each linked to the
                           US dollar at the rate of $1 =
                           NIS 0.00018                                        3,060           3,060           3,060

1,000,000                 6% cumulative participating
                           "CC" preference shares of
                           NIS 0.003 each linked to the
                           US dollar at the rate of $1 =
                           NIS 0.0003                                         3,000           3,000           3,000

1,740,000                 6% cumulative participating
                           "CC1" preference shares of
                           NIS 0.003 each linked to the
                           US dollar at the rate of $1 =
                           NIS 0.0003                                         5,220           5,204           5,204

50,100                    Unclassified shares of NIS 0.1
                           each                                               5,010               -               -
                                                                           --------        --------        --------
                          Total shares                                     18,890.1        13,774.1        13,774.1
                                                                           ========        ========        ========



     (*)  Not traded on the Tel Aviv Stock Exchange.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 15 - SHAREHOLDERS' EQUITY (CONT'D)

     B.   Following are details on the annual dividend:

     The last quarterly dividend that was paid by the Bank on the preferred shares was in respect of the second quarter of 2002. No dividend was distributed in respect of the second half of 2002 and the years 2003 and 2004. See F below regarding the cessation of dividend distribution.

     C.   VOTING RIGHTS

     Only "A" class ordinary shares and ordinary preference shares grant their holders the right to receive notification regarding general shareholders' meetings of the Bank, to participate and to vote in the general meetings of the Bank. Every "A" class ordinary share has 1000 votes and every ordinary preference share has one vote.

     D.   RIGHT TO APPOINT DIRECTORS

     According to the Bank's Articles of Association, the Board of Directors is comprised of no less than 7 and no more than 15 directors. The directors of the Bank (except for the Chairman of the Board) are appointed solely by holders of "A" class ordinary shares. Every 1015 "A" class ordinary shares grant the right to appoint one director. The other shares in the Bank do not grant rights to appoint directors of the Bank. The appointment of outside directors is done in accordance with an agreement that was signed in July 2001 between Bank Leumi le-Israel B.M., Leumi Industrial Development Bank Ltd., Poalim Trust Services Ltd., Bank Hapoalim B.M., Israel Discount Bank Ltd. and the nominee company of Israel Discount Bank Ltd., and the decision of the Government from March 2001. In accordance with the aforementioned agreement and Government decision, one outside director is appointed by the general meeting on account of the rights to appoint directors of the three banking groups that are party to the aforementioned agreement (as proposed by one of them and supported by the others) and an additional outside director is appointed by the general meeting on account of the State's rights to appoint directors.

     The Chairman of the Board, who is the extra director (the fifteenth director), is appointed by all the other members of the Board who were appointed, as above, by the holders of "A" class ordinary shares.

     E.   RIGHTS TO RECEIVE A PREFERENCE DIVIDEND

     According to the Bank's Articles of Association, in the event that there are sufficient profits, the Bank shall first distribute - a preferred dividend of 6% per annum (plus necessary adjustments due to linkage to the dollar) on the paid in capital of "C" class preference shares, the paid in capital of "CC" class preference shares and the paid in capital of "CC1" class preference shares, and of 7 1/2% per annum (plus necessary adjustments due to linkage to the dollar) on the paid in capital of "D" class preference shares, and the paid in capital of "DD" class preference shares - all dividends being pari-passu and pro-rata to the paid in capital of the aforementioned shares, and then will distribute an 8% cumulative preferred dividend on the paid in capital of ordinary preference shares.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 15 - SHAREHOLDERS' EQUITY (CONT'D)

     F.   CESSATION OF DIVIDEND DISTRIBUTION

     The issued share capital of the Bank includes preferred shares of classes C, CC, CC1, D, and DD to which the Bank used to pay quarterly 25% of the annual preferred dividend (the "quarterly dividend"). The Bank deposited the proceeds of issue of these preferred shares, with the Israeli Treasury in perpetual deposits, which will be returned to the Bank only upon liquidation or for the purpose of redeeming the preferred D and DD shares (hereinafter - the "perpetual deposits"). According to the deposit agreements, the interest on the perpetual deposits, at a rate of 7.5% (plus differentials of linkage to the dollar), is paid to the Bank on the payment dates of the dividends to the aforementioned preferred shares. The deposit agreements do not expressly stipulate how the interest on the perpetual deposits should be handled during periods in which the Bank is prevented from distributing dividends on these preferred shares, and whether the interest will accrue and be paid when the Bank pays the accrued preferred dividends in arrears or upon liquidation.

     According to the Companies Law - 1999 (the "Companies Law"), a company is entitled to distribute dividends only from its profits (as defined therein), on the condition that no reasonable apprehension exists that such distribution would prevent the company from meeting its existing liabilities and its expected liabilities when they come due (hereinafter - the "repayment ability test"). Nevertheless, the Court is permitted to approve the distribution of a dividend not from the company's profits, if it is convinced that the company meets the "repayment ability test". According to Proper Banking Procedures, the Supervisor of Banks prohibited distribution of dividends by a banking corporation if, among other things, one or more of the last three calendar years ended in a loss, or if the aggregate results of three quarters ending in the interim period, for which the last interim financial statements were issued, reflected a loss.

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

     Immediately prior to the publication of the financial statements of the Bank for the third quarter of 2002, the Board of Directors of the Bank decided, at that stage, not to distribute a dividend for the third quarter of 2002. The decision was taken upon the advice of legal counsel and taking into consideration, among other things, the following issues:

     o The results of operations of the third quarter of 2002 and the crisis which affected the Bank during that quarter.

     o    Non-existence of distributable profits under the Companies Law.

     o The prohibition on distribution of dividends according to the Bank's Articles of Association when there are no profits, even in nominal terms.

     o The prohibition on distribution of dividends according to Proper Banking Procedure, as long as the Supervisor of Banks has not replied to the Bank's request and has not permitted such distribution.

     o The possibility that the interest on the Bank's perpetual deposits with the Israeli Treasury of Finance will continue to accrue to the credit of the Bank even if not actually paid, as long as no dividend is distributed.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 15 - SHAREHOLDERS' EQUITY (CONT'D)

     F.   CESSATION OF DIVIDEND DISTRIBUTION (CONT'D)

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

     In view of the lack of clarity as to the matter of the accrual of interest on the perpetual deposits during the period in which the Bank is prevented from distributing a dividend (the lack of clarity to which the Supervisor of Banks referred to in his letter) and in view of the possible ramifications of this matter on the distribution of the dividends in respect of the preferred shares, the Board of Directors deliberated the matter, taking into consideration a comprehensive legal opinion presented to the Board. The Board reached the conclusion that the interest not paid to the Bank due to the non-distribution of the dividend should accrue to the Bank's credit and, accordingly, in the event of the Bank's liquidation, the interest will be paid to the receiver. In a letter dated January 22, 2003, the Bank requested from the Ministry of Finance and the Government Companies Authority to issue their positions on this matter as soon as possible.

     In its reply dated March 13, 2003, the Finance Ministry stated (among other things) that the monies paid on the perpetual deposits for purposes of distributing the dividend should be transferred to the Bank solely for purposes of redeeming the aforementioned redeemable preferred shares (Classes D and DD), or upon liquidation. In order to clarify matters and to avoid doubt, the Bank once again petitioned the Finance Ministry to confirm that it accepts the position of the Bank's Board of Directors as described above. Despite of the reminders that were sent by the Bank on this matter, the requested clarification has still not been obtained. The Bank made further requests on this matter during 2004, but as yet has not received a satisfactory response. The Board of Directors has deliberated the matter of the dividend on the said preferred shares another several times, and after taking into account all of the considerations and circumstances described above has decided to abide by its previous decision and to refrain from distributing any further dividend for the time being.

     From the date the Bank stopped paying the dividend on the aforementioned preferred shares, the State has stopped paying to the Bank the interest on its perpetual deposits.

     The accrued sum of the dividend, at the annual rate of 7.5%, in respect of the aforementioned preferred shares (including a 1.5% participating dividend for C, CC and CC1 shares) that has not been paid since the Bank ceased paying the dividend amounts to NIS 95.2 million. This amount was not recorded in the financial statements and it is equal to the amount of the accrued interest on the perpetual deposits, which was also not recorded in the financial statements.

     The total amount of NIS 95.2 million is comprised as follows: NIS 58.0 million is in respect of non-participating shares (D and DD) and NIS 37.2 million is in respect of participating shares (C, CC and CC1). Of this amount, an amount of NIS 37.5 million is in respect of 2004 and is comprised as follows: NIS 14.3 million in respect of participating C, CC and CC1 shares and NIS 23.2 million in respect of non-participating D and DD shares.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 15 - SHAREHOLDERS' EQUITY (CONT'D)

     F.   CESSATION OF DIVIDEND DISTRIBUTION (CONT'D)

     On September 28, 2004 various financial entities that hold class C and/or CC and/or CC1 shares of the Bank filed with the Tel Aviv District Court an originating motion in which the Court is petitioned to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002. See Note 20 for additional details regarding this originating motion.


     G.   RIGHTS UPON LIQUIDATION

     Upon liquidation of the Bank, all available assets will be distributed to shareholders. Following are the first seven stages of distribution in accordance with the priorities appearing in the Bank's Articles of
     Association:

     o First - to pay cumulative preferred dividends in arrears, including dollar linkage differentials, to all classes of preference shares (C, CC, CC1, D, DD) all being pari passu and pro-rata to the paid in capital of the aforementioned shares. As at December 31, 2004 the accrued amount of the preferred dividend in arrears is NIS 86.6 million (As at December 31, 2003 - NIS 52.8 million).

     o Second - to pay cumulative preferred dividends in arrears to preferred ordinary shares. As at December 31, 2004 the dividends in arrears in respect of the preferred ordinary shares amount to NIS 200 (As at December 31, 2003 - NIS 120).

     o Third - to refund paid in capital (plus dollar linkage differentials) of "C" class preference shares, to refund paid in capital (plus dollar linkage differentials) of "CC" class preference shares, to refund paid in capital (plus dollar linkage differentials) of "CC1" class preference shares, to refund paid in capital (plus dollar linkage differentials) of "D" class preference shares, to refund paid in capital (plus dollar linkage differentials) of "DD" class preference shares - all being pari-passu and pro-rata to the paid in capital of the aforementioned shares. As at December 31, 2004 the aforementioned amounts to NIS 500.2 million (As at December 31, 2003 - NIS 508.4 million).

     o Fourth - to refund paid in capital of preferred ordinary shares. As at December 31, 2004 the aforementioned amounts to NIS 1,000 (As at December 31, 2003 - NIS 1,000).

     o Fifth - to refund paid in capital of class "A" ordinary shares, to refund paid in capital of class "B" ordinary shares, and to refund paid in capital of class "B1" ordinary shares - all being pari passu and pro-rata to the paid in capital of the aforementioned shares. As at December 31, 2003 the aforementioned amounts to NIS 15 thousand (As at December 31, 2003 - NIS 15 thousand).

     o Sixth - the remainder (if at all) of the differences to be paid to the Bank by the State of Israel upon liquidation as a result of the increase rate of the CPI as compared with the increase in the representative exchange rate of the dollar, in respect of the deposits made by the Bank with the State, shall be paid to the holder or holders of the class "B1" ordinary share. As at December 31, 2004 the aforementioned difference amounts to NIS 306.6 million (As at December 31, 2003 - NIS 290.7 million).

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 15 - SHAREHOLDERS' EQUITY (CONT'D)

     G.   RIGHTS UPON LIQUIDATION (CONT'D)

     o Seventh - the remainder of ordinary assets will be distributed between the holders of the class "A" ordinary shares, the holders of the preferred ordinary shares, and the holders of the C, CC and CC1 preference shares, according to the paid in capital of these shares and at the ratio of ten per each agora of paid in class "A" ordinary shares, ten per each agora of paid in preferred ordinary shares, ten per each agora of paid in class "C" preference shares, six per each agora of paid in class "CC" preference shares and six per each agora of paid in class "CC1" preference shares - all being pari-passu and pro-rata to the paid in capital of the aforementioned shares.



NOTE 15A - CAPITAL ADEQUACY IN ACCORDANCE WITH DIRECTIVES OF THE SUPERVISOR OF
           BANKS

     Following is the calculation of capital adequacy in accordance with Directives Nos. 311 and 341 of the Supervisor of Banks, regarding "Minimal Capital Ratio" and "Capital Allocation with respect to Exposure to Market Risks":

     A.   CAPITAL FOR PURPOSES OF CALCULATING CAPITAL RATIO


                            DECEMBER 31      DECEMBER 31
                               2004             2003
                           ------------     ------------
                             REPORTED         ADJUSTED
                            AMOUNTS *        AMOUNTS**
                           ------------     ------------
                           NIS MILLIONS     NIS MILLIONS
                           ------------     ------------

First tier capital             7.5              (9.4)
Second tier capital (1)        7.5                 -
                              ----              ----

Total capital                 15.0              (9.4)
                              ====              ====


     (1) The general allowance for doubtful debts, in the amount of NIS 38.9 million was deducted from the credit since it is not a part of the second tier capital.

     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 15A - CAPITAL ADEQUACY IN ACCORDANCE WITH DIRECTIVES OF THE SUPERVISOR OF
           BANKS (CONT'D)

     B.   WEIGHTED-BALANCES OF CREDIT RISK

                                                   DECEMBER 31, 2004                DECEMBER 31, 2003
                                               -------------------------         --------------------------
                                                             WEIGHTED CREDIT                    WEIGHTED CREDIT
                                              BALANCES(2)     RISK BALANCES     BALANCES(2)      RISK BALANCES
                                               --------         --------         --------          --------
                                                   REPORTED AMOUNTS*                 ADJUSTED AMOUNTS**
                                               -------------------------         --------------------------
                                             NIS MILLIONS     NIS MILLIONS     NIS MILLIONS      NIS MILLIONS
                                               --------         --------         --------          --------
ASSETS
Cash and deposits with banks                      117.9             21.1            143.9              17.4
Securities                                         60.0             60.0             85.4              85.4
Credit to the public (1)                        7,993.4          1,782.1          9,189.6           2,706.8
Credit to governments and
 perpetual deposits with the
 Israeli Treasury                                 879.2                -            904.5               5.6
Premises and equipment                              1.9              1.9              4.7               4.7
Other assets                                       26.0              4.2             28.2               6.0
                                               --------         --------         --------          --------

Total assets                                    9,078.4          1,869.3         10,356.3           2,825.9
                                               ========         ========         ========          ========

OFF-BALANCE SHEET FINANCIAL
 INSTRUMENTS:
Transactions representing credit risk             300.1            241.2            457.3             342.9
Derivative financial instruments                  525.1              5.2            911.5               8.9
                                               --------         --------         --------          --------

Total off-balance sheet financial
 instruments                                      825.1            246.4          1,368.8             351.8
                                               --------         --------         --------          --------

Total credit risk assets                        9,903.5          2,115.7         11,725.1           3,177.7
Market risk                                                        203.2                              218.2
                                               --------         --------         --------          --------

Total risk assets                               9,903.5          2,318.9         11,725.1           3,395.9
                                               ========         ========         ========          ========

     (1) The general allowance for doubtful debts, in the amount of NIS 38.9 million was deducted from the credit since it is not a part of the second tier capital.

     (2) Assets - balance sheet amounts, off-balance sheet financial instruments - nominal balances weighted by credit conversion factors.

     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                              The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 15A - CAPITAL ADEQUACY IN ACCORDANCE WITH DIRECTIVES OF THE SUPERVISOR OF
           BANKS (CONT'D)

     C.   RATIO OF CAPITAL TO TOTAL RISK ASSETS

                                                                        DECEMBER 31   DECEMBER 31
                                                                           ----          ----
                                                                           2004          2003
                                                                           ----          ----
                                                                            %              %
                                                                           ----          ----
Ratio of first tier capital to total risk assets                           0.32         (0.28)
Ratio of second tier capital to total risk assets                          0.32             -
                                                                           ----          ----

Ratio of total first and second tier capital to total risk assets          0.64         (0.28)
                                                                           ====          ====

     On November 26, 2003, the Supervisor of Banks informed the Bank that it no longer has to maintain a "Minimal Capital Ratio" of 15%. Accordingly, the required capital ratio is 9% as prescribed by Proper Banking Procedures.


NOTE 16 - LIENS AND RESTRICTIVE CONDITIONS

     A. In connection with receipt of the special credit line from Bank of Israel, the Bank signed on November 14, 2002 a debenture in favor of the Bank of Israel, whereby the Bank registered a first degree floating pledge on all of its assets, excluding the following assets:

          - Loans and credits under State guarantee at a total balance sheet value (according to financial statements as of December 31, 2004) of NIS 6.2 billion.

          - The Bank's deposit with the Finance Ministry (the Accountant General) in respect of the DD preferred shares of the Bank.

          - Deposits to be made by the Bank from time to time with other banking institutions in Israel and/or abroad, and/or with brokers in Israel and/or abroad, which were deposited in connection with guaranteeing the Bank's liabilities to such banking institutions and/or brokers, which were created subsequent to November 14, 2002.

          Under this debenture, the Bank undertook, among other things, not to register additional pledges on the assets pledged as part of the debenture and not to dispose of such assets, in any form, without receiving the prior written consent of the Bank of Israel. Notwithstanding the above, the debenture stipulates that the floating pledge registered therein does not prevent the Bank, or restrict the Bank in the ordinary course of its business, including the fulfillment of its obligations, receiving repayments of credit or granting credit.

          The balance of the credit line (including accrued interest) as of December 31, 2004, was an amount of NIS 1,403.9 million (December 31, 2003 - NIS 2,091.2 million).

                              The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 16 - LIENS AND RESTRICTIVE CONDITIONS (CONT'D)

          B. As part of the arrangement determined by the Bank of Israel for the granting of monetary credit to the banking industry, the Bank registered floating pledges on Government debentures traded on the Stock Exchange. Following are details as to credit received, Government debentures and deposits with Bank of Israel.


                             DEPOSITS RECEIVED            GOVERNMENT            DEPOSITS WITH
                           FROM BANK OF ISRAEL(1)     DEBENTURES PLEDGED        BANK OF ISRAEL
                           ---------------------     ---------------------   --------------------
                               NIS MILLIONS              NIS MILLIONS            NIS MILLIONS
                           ---------------------     ---------------------   --------------------
                           2004*          2003**     2004*          2003**   2004*         2003**
                           -----          ------     -----          ------   -----         ------
Balance as at
 balance sheet
 date                         -              -         -               -     12.6           57.0
Average balance
 (2) during the
 year                       0.5            4.8         -               -     17.0           37.6
Highest balance
 (2) during the
 year                       0.7           11.3         -               -     57.0          113.7

     (1)  Not including the special credit line as detailed in A above.

     (2) The average balance and the highest balance are based on the month-end balances during the year.

     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.


     C. Deposits with banks in the amount of NIS 13.5 million have been pledged by the Bank in favor of those banks. Bank of Israel gave its consent to the pledge, which serves as collateral for transactions in derivative financial instruments with those banks.



NOTE 17 - EMPLOYEE RIGHTS

     A.   SEVERANCE PAY

     1. The Bank's liability for the payment of severance pay to its employees, which is calculated as accepted on the basis of one monthly salary per each year of employment, is fully covered by payments and deposits with recognized pension and provident funds, the purchase of insurance policies and by the unfunded provision in the books.

                              The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 17 - EMPLOYEE RIGHTS (CONT'D)

     A.   SEVERANCE PAY (CONT'D)

     2. Commencing on July 15, 2002, Mr. A. Galili has been serving as the General Manager of the Bank. The Bank signed an employment agreement with Mr. Galili in which the Bank undertook to employ him for a period of three years.

          Commencing on August 14, 2002, Dr. Ra'anan Cohen has been serving as the Chairman of the Board of Directors of the Bank. The Bank signed an agreement with Dr. Cohen whereby it undertook to employ him for a period of four years.

          On September 1, 2002, Mr. A. Savir joined the Bank's Management. Mr. Savir serves as Deputy General Manager and as Credit Supervisor of the Bank. The Bank signed an employment agreement with Mr. Savir whereby it undertook to employ him for a period of three years.

     3. Bank Management decided to take steps to significantly reduce the Bank's operating and manpower costs. As part of this process, it was also decided to make a significant reduction in the number of the Bank's employees. On December 26, 2002, a special collective agreement was signed between the Bank, the General Federation of Labor and the Bank's employee committee regarding the termination of the employment of Bank employees, severance payments of which those employees will be entitled, and a reduction in the salaries of those employees remaining with the Bank.

          The aforementioned agreement is in effect for three years and has an option for extension. The Bank agreed in principle with the General Federation of Labor and with the Bank's employee committee that the aforementioned agreement would be extended until the end of 2007 or until the date of the Run-Off plan is concluded, whichever earlier. The agreement to this effect is to be signed in the near future.

          The financial statements for 2002 included non-recurring provisions in an amount of NIS 35.7 million in respect of the severance payments, which the Bank Management estimates it will have to make to the employees of the Bank, the Deputy General Manager, General Manager and to the Chairman of the Board. In 2003 and 2004 the provision that was made in 2002 in respect of the Deputy General Manager, the CEO and the Chairman of the Board was completely cancelled following the change in the Board's evaluation regarding their period of employment with the Bank. As at December 31, 2004 the balance of the provision in respect of the employees included in the aforementioned collective agreement amounts to NIS 20.5 million (December 31, 2003 - NIS 24.7 million).

     4. In the past, the Bank signed personal employment contracts with three senior executives of the Bank. The Bank and these executives have the right to terminate the employee-employer relationship by providing an advance notice of three months.

          In accordance with these contracts in the event of the resignation of the executives, the Bank has undertaken to pay them additional severance payments and an "adaptation bonus" in addition to the regular severance pay. This liability is covered by an appropriate provision included in the provision for severance pay.

                              The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 17 - EMPLOYEE RIGHTS (CONT'D)

     A.   SEVERANCE PAY (CONT'D)

          These executives are entitled to severance pay at higher rates in the event that their employment is terminated by the Bank. The maximum amount that the Bank will have to pay in the event of the employment of all the said executives being terminated with immediate effect amounts to NIS 2.7 million. A provision was made in the Bank's books in respect of this commitment.

          Folowing is the data relating to provisions and funding for severance pay included in the balance sheet:

                                                      DECEMBER 31   DECEMBER 31
                                                         2004         2003
                                                     ------------  ------------
                                                       REPORTED      ADJUSTED
                                                       AMOUNTS*     AMOUNTS**
                                                     ------------  ------------
                                                     NIS MILLIONS  NIS MILLIONS
                                                     ------------  ------------

Provision for severance pay                              50.3          58.5
Amounts funded with pension and provident funds
 (including earnings thereon)                            23.5          24.7
                                                         ----          ----
Unfunded provision included in "Other liabilities"       26.8          33.8
                                                         ====          ====

     The Bank may not withdraw amounts funded other than for the purpose of discharging severance pay liabilities.

     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

     B.   UNUTILIZED SICK LEAVE

     Upon retirement, employees are entitled, under certain conditions, to compensation in respect of unutilized sick leave. In the opinion of Management of the Bank an adequate provision has been included in the financial statements in this respect. The balance of the provision as of balance sheet date totals NIS 3.1 million (December 31, 2003 - NIS 4.3 million) and is included in the "Other liabilities" item.

     C.   LONG SERVICE BONUS

     In accordance with the employment agreement existing at the Bank, employees who are subject to this agreement are entitled to a special long service bonus upon completing periods of twenty-five years and thirty years of service with the Bank. A full provision has been made in the financial statements for this liability, based on the probability of the employee still being employed by the Bank on the effective dates. The amount has been discounted at a rate of 3.5% per annum (2003 - 3.5%). These rates are net of the expected real increase in salaries. The balance of the provision as of balance sheet date is NIS 0.2 million (December 31, 2003 - NIS 0.3 million). This balance is included in "Other liabilities" item.

     D.   UNUTILIZED VACATION

     The balance of the provision for unutilized vacation is NIS 2.4 million as of balance sheet date (December 31, 2003 - NIS 3.5 million). The balance is included in "Other liabilities" item.

                              The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 17 - EMPLOYEE RIGHTS (CONT'D)

     E.   ECONOMIC POLICY FOR THE 2005 FISCAL YEAR LAW PROPOSAL

     On October 27, 2004, the Government submitted a law proposal: "The Economic Policy for the 2005 Fiscal Year (Legislative Amendments) - 2004", in which it is proposed to impose salary VAT in 2005 also on the payments made by an employer that is a financial institution in respect of the social benefits of its employees (such as: provident funds, pension funds, executive insurance policies, etc.). In light of the lack of clarity in the law proposal and the uncertainty regarding the result at the end of the legislation process, Management of the Bank is unable, at this point, to evaluate the implications of the Government's decisions on the future results of the Bank.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 18 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS

REPORTED AMOUNTS*

                                                                     DECEMBER 31, 2004
                                  --------------------------------------------------------------------------------------
                                                                FOREIGN CURRENCY OR LINKED
                                      ISRAELI CURRENCY                    THERETO
                                  ------------------------          ------------------------
                                                  LINKED TO           US             OTHER       NON-MONETARY
                                NON-LINKED         THE CPI          DOLLAR         CURRENCIES        ITEMS        TOTAL
                                  -------          -------          -------          -------        -------      -------
                               NIS MILLIONS     NIS MILLIONS     NIS MILLIONS     NIS MILLIONS    NIS MILLIONS NIS MILLIONS
                                  -------          -------          -------          -------        -------      -------
ASSETS
Cash and deposits
 with banks                          46.1             22.5             47.6              1.7              -        117.9
Securities                            0.6              3.1                -                -           56.3         60.0
Credit to the public                708.7            717.1          6,450.0            117.6              -      7,993.4
Credit to governments                   -             12.4             36.2             24.1              -         72.7
Fixed assets                            -                -                -                -            1.9          1.9
Other assets                         22.4                -                -                -            3.6         26.0
Perpetual deposits with
 the Israeli Treasury                   -            806.5                -                -              -        806.5
                                  -------          -------          -------          -------        -------      -------

Total assets                        777.8          1,561.6          6,533.8            143.4           61.8      9,078.4
                                  -------          -------          -------          -------        -------      -------

LIABILITIES
Deposits of the public              198.3            148.8             53.0              5.2              -        405.3
Deposits of banks                 1,403.9                -                -             24.1              -      1,428.0
Deposits of
 the Government                         -            372.4          6,282.2                -              -      6,654.6
Perpetual deposit                     0.1                -                -                -              -          0.1
Capital notes                           -                -             25.3                -              -         25.3
Other liabilities                    17.5             33.8              1.8              2.4            1.3         56.8
                                  -------          -------          -------          -------        -------      -------

Total liabilities                 1,619.8            555.0          6,362.3             31.7            1.3      8,570.1
                                  -------          -------          -------          -------        -------      -------

Difference                         (842.0)         1,006.6            171.5            111.7           60.5        508.3

Forward transactions, net           376.9           (143.0)          (121.5)          (112.4)             -            -
In-the-money options, net
 (in terms of underlying
 asset)                              29.3                -            (29.3)               -              -            -
                                  -------          -------          -------          -------        -------      -------

Total                              (435.8)           863.6             20.7             (0.7)          60.5        508.3
                                  =======          =======          =======          =======        =======      =======
In-the-money options, net
(discounted par value)               36.1                -            (36.1)               -              -            -
                                  =======          =======          =======          =======        =======      =======

* Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

                              The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 18 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS (CONT'D)

AMOUNTS ADJUSTED TO THE EFFECT OF INFLATION ACCORDING TO THE CPI OF DECEMBER
2003

                                                                     DECEMBER 31, 2003
                                  ----------------------------------------------------------------------------------------
                                                                FOREIGN CURRENCY OR LINKED
                                      ISRAELI CURRENCY                    THERETO
                                  -------------------------         -------------------------
                                                   LINKED TO           US            OTHER        NON-MONETARY
                                 NON-LINKED         THE CPI          DOLLAR        CURRENCIES        ITEMS        TOTAL
                                  --------         --------         --------         --------       --------     --------
                                NIS MILLIONS     NIS MILLIONS     NIS MILLIONS     NIS MILLIONS   NIS MILLIONS  NIS MILLIONS
                                  --------         --------         --------         --------       --------     --------
ASSETS
Cash and deposits
 with banks                           45.0             28.5             63.2              7.2              -        143.9
Securities                             1.2             13.8              0.1                -           70.3         85.4
Credit to the public               1,125.1            993.2          6,902.2            169.1              -      9,189.6
Credit to governments                    -             24.4             49.4             31.4              -        105.2
Fixed assets                             -                -                -                -            4.7          4.7
Other assets                          23.5                -                -              0.2            4.5         28.2
Perpetual deposits with
 the Israeli Treasury                    -            799.3                -                -              -        799.3
                                  --------         --------         --------         --------       --------     --------

Total assets                       1,194.8          1,859.2          7,014.9            207.9           79.5     10,356.3
                                  --------         --------         --------         --------       --------     --------

LIABILITIES
Deposits of the public               237.5            275.4             97.6              9.5              -        620.0
Deposits of banks                  2,091.9             23.0             26.4             31.4              -      2,172.7
Deposits of
 the Government                          -            404.5          6,544.8                -              -      6,949.3
Perpetual deposit                      0.1                -                -                -              -          0.1
Capital notes                            -                -             28.2                -              -         28.2
Other liabilities                     28.2             42.8              1.7              1.7            1.8         76.2
                                  --------         --------         --------         --------       --------     --------

Total liabilities                  2,357.7            745.7          6,698.7             42.6            1.8      9,846.5
                                  --------         --------         --------         --------       --------     --------

Difference                        (1,162.9)         1,113.5            316.2            165.3           77.7        509.8

Forward transactions, net            673.6           (226.5)          (294.4)          (152.7)             -            -
In-the-money options, net
 (in terms of underlying
 asset)                               16.5                -            (16.5)               -              -            -
                                  --------         --------         --------         --------       --------     --------

Total                               (472.8)           887.0              5.3             12.6           77.7        509.8
                                  ========         ========         ========         ========       ========     ========
In-the-money options, net
(discounted par value)                17.5                -            (17.5)               -              -            -
                                  ========         ========         ========         ========       ========     ========

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 19 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS AND MATURITY DATE (1)

REPORTED AMOUNTS*


                                                                      DECEMBER 31, 2004
                                             --------------------------------------------------------------------
                                          ON DEMAND     FROM ONE   FROM THREE     FROM ONE    FROM TWO   FROM THREE
                                          AND UP TO     TO THREE    MONTHS TO      TO TWO     TO THREE     TO FOUR
                                          ONE MONTH      MONTHS      ONE YEAR       YEARS       YEARS       YEARS
                                             -----        -----        -----        -----       -----       -----
                                             NIS          NIS           NIS          NIS         NIS         NIS
                                           MILLIONS     MILLIONS     MILLIONS      MILLIONS    MILLIONS    MILLIONS
                                             -----        -----        -----        -----       -----       -----
NON-LINKED ISRAELI CURRENCY
Assets                                       114.9         44.2         84.4         48.8        17.5        25.6
Liabilities                                   35.4         26.2        212.4          7.9           -           -
                                             -----        -----        -----        -----       -----       -----
Difference                                    79.5         18.0       (128.0)        40.9        17.5        25.6
Derivative instruments
 excluding options                           241.9         25.2        121.9            -           -           -
Options (in terms of underlying                  -         30.0            -            -           -           -
asset)
ISRAELI CURRENCY LINKED TO THE CPI
Assets                                        16.3         22.5        108.2        140.9       120.0        97.2
Liabilities                                    5.9         17.2         98.7        118.4        53.5        50.9
                                             -----        -----        -----        -----       -----       -----
Difference                                    10.4          5.3          9.5         22.5        66.5        46.3
Derivative instruments
 excluding options                               -        (25.3)      (119.8)           -           -           -
FOREIGN CURRENCY AND
 LINKED THERETO
Assets                                        79.7        149.6        574.9        728.5       652.7       632.9
Liabilities                                   44.7        141.5        501.2        650.7       632.7       620.3
                                             -----        -----        -----        -----       -----       -----
Difference                                    35.0          8.1         73.7         77.8        20.0        12.6
Derivative instruments
 excluding options                          (235.0)        (1.3)           -            -           -           -
Options (in terms of underlying                  -        (29.3)           -            -           -           -
asset)
NON-MONETARY ITEMS
Assets                                         0.6          1.2          1.8            -           -           -
Liabilities                                    0.2          0.8          0.3            -           -           -
                                             -----        -----        -----        -----       -----       -----
Difference                                     0.4          0.4          1.5            -           -           -

TOTAL AS AT DECEMBER 31, 2004
ASSETS                                       211.5        217.5        769.3        918.2       790.2       755.7
LIABILITIES                                   86.2        185.7        812.6        777.0       686.2       671.2
                                             -----        -----        -----        -----       -----       -----
DIFFERENCE                                   125.3         31.8        (43.3)       141.2       104.0        84.5
                                             =====        =====        =====        =====       =====       =====
DERIVATIVE INSTRUMENTS
 EXCLUDING OPTIONS                             6.9         (1.4)         2.1            -           -           -
OPTIONS (IN TERMS OF UNDERLYING ASSET)           -          0.7            -            -           -           -


                                                                           DECEMBER 31, 2004
                                             --------------------------------------------------------------------------------
                                           FROM FOUR    FROM FIVE  FROM TEN    OVER                   WITHOUT         TOTAL(3)
                                            TO FIVE       TO TEN   TO TWENTY  TWENTY  TOTAL CASH     MATURITY     BALANCE SHEET
                                             YEARS        YEARS      YEARS     YEARS     FLOWS         DATE(2)         AMOUNT
                                             -----       -------    -------    ----    --------        -------        -------
                                              NIS          NIS        NIS      NIS       NIS            NIS            NIS
                                            MILLIONS     MILLIONS   MILLIONS MILLIONS  MILLIONS       MILLIONS       MILLIONS
                                             -----       -------    -------    ----    --------        -------        -------
NON-LINKED ISRAELI CURRENCY
Assets                                         7.6          11.2          -       -       354.2          471.4          777.8
Liabilities                                      -             -          -       -       281.9     (4)1,371.5        1,619.8
                                             -----       -------    -------    ----    --------        -------        -------
Difference                                     7.6          11.2          -       -        72.3         (900.1)        (842.0)
Derivative instruments
 excluding options                               -             -          -       -       389.0              -          376.9
Options (in terms of underlying                  -             -          -       -        30.0              -           29.3
asset)
ISRAELI CURRENCY LINKED TO THE CPI
Assets                                        85.0         288.8      101.9     0.9       981.7          806.5        1,561.6
Liabilities                                   48.3         179.0        4.1       -       576.0           32.5          555.0
                                             -----       -------    -------    ----    --------        -------        -------
Difference                                    36.7         109.8       97.8     0.9       405.7          774.0        1,006.6
Derivative instruments
 excluding options                               -             -          -       -      (145.1)             -         (143.0)
FOREIGN CURRENCY AND
 LINKED THERETO
Assets                                       627.1       3,046.6    4,899.6    60.4    11,452.0           56.5        6,677.2
Liabilities                                  616.0       3,015.2    4,887.4    60.4    11,170.1            1.8        6,394.0
                                             -----       -------    -------    ----    --------        -------        -------
Difference                                    11.1          31.4       12.2       -       281.9           54.7          283.2
Derivative instruments
 excluding options                               -             -          -       -      (236.3)             -         (233.9)
Options (in terms of underlying                  -             -          -       -       (29.3)             -          (29.3)
asset)
NON-MONETARY ITEMS
Assets                                           -             -          -       -         3.6           58.2           61.8
Liabilities                                      -             -          -       -         1.3              -            1.3
                                             -----       -------    -------    ----    --------        -------        -------
Difference                                       -             -          -       -         2.3           58.2           60.5

TOTAL AS AT DECEMBER 31, 2004
ASSETS                                       719.7       3,346.6    5,001.5    61.3    12,791.5        1,392.6        9,078.4
LIABILITIES                                  664.3       3,194.2    4,891.5    60.4    12,029.8        1,405.8        8,570.1
                                             -----       -------    -------    ----    --------        -------        -------
DIFFERENCE                                    54.4         152.4      110.0     0.9       762.2          (13.2)         508.3
                                             =====       =======    =======    ====    ========        =======        =======
DERIVATIVE INSTRUMENTS
 EXCLUDING OPTIONS                               -             -          -       -         7.6              -              -
OPTIONS (IN TERMS OF UNDERLYING ASSET)           -             -          -       -         0.7              -              -

(1) In this table the future cash flows in respect of assets and liabilities are presented according to linkage base, in accordance with the remaining period to the contractual maturity date of each cash flow.

(2) Including assets past due in the amount of NIS 516.4 million. The data is net of specific allowance for doubtful debts.

(3) As included in Note 18 "Assets and liabilities classified according to linkage base", including off-balance sheet amounts for derivatives.

(4) The balance includes the credit line amount provided by the Bank of Israel, in accordance with its terms, at the beginning of the period of 12 months during which this balance will be taken over by the Government by means of a monetary transfer to the Bank of Israel. Since from this date a downward trend was not determined for the credit line, its amount at the above date was included in the "Without maturity date" column.

* Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 19 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS AND MATURITY DATE (1) (CONT'D)

AMOUNTS ADJUSTED TO THE EFFECT OF INFLATION ACCORDING TO THE CPI OF DECEMBER
2003

                                                                        DECEMBER 31, 2003
                                             --------------------------------------------------------------------
                                        ON DEMAND       FROM ONE     FROM THREE     FROM ONE        FROM TWO     FROM THREE
                                        AND UP TO       TO THREE      MONTHS TO      TO TWO         TO THREE       TO FOUR
                                        ONE MONTH        MONTHS        ONE YEAR       YEARS           YEARS         YEARS
                                         -------        -------        -------        -------        -------       -------
                                           NIS            NIS            NIS            NIS            NIS           NIS
                                         MILLIONS       MILLIONS       MILLIONS      MILLIONS       MILLIONS       MILLIONS
                                         -------        -------        -------        -------        -------       -------
NON-LINKED ISRAELI CURRENCY
Assets                                      76.4          135.3          191.9           74.4           64.7          12.4
Liabilities                                 43.6           19.2          534.2          514.1              -             -
                                         -------        -------        -------        -------        -------       -------
Difference                                  32.8          116.1         (342.3)        (439.7)          64.7          12.4
Derivative instruments
 excluding options                         447.3              -          237.5              -              -             -
Options                                        -           18.2              -              -              -             -
ISRAELI CURRENCY LINKED TO THE CPI
Assets                                      23.0           58.2          184.4          169.7          148.4         125.4
Liabilities                                 41.4           30.7          143.4          126.5           89.6          55.0
                                         -------        -------        -------        -------        -------       -------
Difference                                 (18.4)          27.5           41.0           43.2           58.8          70.4
Derivative instruments
 excluding options                             -              -         (235.0)             -              -             -
FOREIGN CURRENCY AND
 LINKED THERETO
Assets                                     224.9          165.4          618.5          776.8          758.4         691.9
Liabilities                                 93.6          173.0          517.4          646.5          667.6         657.5
                                         -------        -------        -------        -------        -------       -------
Difference                                 131.3           (7.6)         101.1          130.3           90.8          34.4
Derivative instruments
 excluding options                        (447.2)             -              -              -              -             -
Options                                        -          (17.5)             -              -              -             -
NON-MONETARY ITEMS
Assets                                         -              -              -              -              -             -
Liabilities                                    -              -              -              -              -             -
                                         -------        -------        -------        -------        -------       -------
Difference                                     -              -              -              -              -             -
TOTAL AS AT DECEMBER 31, 2003
ASSETS                                     324.3          358.9          994.8        1,020.9          971.5         829.7
LIABILITIES                                178.6          222.9        1,195.0        1,287.1          757.2         712.5
                                         -------        -------        -------        -------        -------       -------
DIFFERENCE                                 145.7          136.0         (200.2)        (266.2)         214.3         117.2
                                         =======        =======        =======        =======        =======       =======
DERIVATIVE INSTRUMENTS
 EXCLUDING OPTIONS                           0.1              -            2.5              -              -             -
OPTIONS                                        -            0.7              -              -              -             -

                                                                        DECEMBER 31, 2003
                                             --------------------------------------------------------------------------------
                                        FROM FOUR    FROM FIVE     FROM TEN         OVER                    WITHOUT      TOTAL(3)
                                         TO FIVE       TO TEN      TO TWENTY       TWENTY   TOTAL CASH     MATURITY   BALANCE SHEET
                                          YEARS        YEARS         YEARS          YEARS      FLOWS         DATE(2)     AMOUNT
                                         -------       -------       -------       -------    --------      -------     --------
                                           NIS           NIS          NIS           NIS         NIS           NIS         NIS
                                         MILLIONS     MILLIONS      MILLIONS      MILLIONS    MILLIONS      MILLIONS    MILLIONS
                                         -------       -------       -------       -------    --------      -------     --------
NON-LINKED ISRAELI CURRENCY
Assets                                       2.3           8.1           0.7             -       566.2        685.4      1,194.8
Liabilities                                    -             -             -             -     1,111.1   (4)1,376.6      2,357.7
                                         -------       -------       -------       -------    --------      -------     --------
Difference                                   2.3           8.1           0.7             -      (544.9)      (691.2)    (1,162.9)
Derivative instruments
 excluding options                             -             -             -             -       684.8            -        673.6
Options                                        -             -             -             -        18.2            -         16.5
ISRAELI CURRENCY LINKED TO THE CPI
Assets                                     107.8         386.1         154.5           0.2     1,357.7        799.3      1,859.2
Liabilities                                 52.6         218.6           4.8             -       762.6         42.8        745.7
                                         -------       -------       -------       -------    --------      -------     --------
Difference                                  55.2         167.5         149.7           0.2       595.1        756.5      1,113.5
Derivative instruments
 excluding options                             -             -             -             -      (235.0)           -       (226.5)
FOREIGN CURRENCY AND
 LINKED THERETO
Assets                                     654.0       3,135.5       5,269.3         177.1    12,471.8            -      7,222.8
Liabilities                                640.0       3,093.8       5,252.2         177.1    11,918.7          1.7      6,741.3
                                         -------       -------       -------       -------    --------      -------     --------
Difference                                  14.0          41.7          17.1             -       553.1         (1.7)       481.5
Derivative instruments
 excluding options                             -             -             -             -      (447.2)           -       (447.1)
Options                                        -             -             -             -       (17.5)           -        (16.5)
NON-MONETARY ITEMS
Assets                                         -             -             -             -           -         79.5         79.5
Liabilities                                    -             -             -             -           -          1.8          1.8
                                         -------       -------       -------       -------    --------      -------     --------
Difference                                     -             -             -             -           -         77.7         77.7
TOTAL AS AT DECEMBER 31, 2003
ASSETS                                     764.1       3,529.7       5,424.5         177.3    14,395.7      1,564.2     10,356.3
LIABILITIES                                692.6       3,312.4       5,257.0         177.1    13,792.4      1,422.9      9,846.5
                                         -------       -------       -------       -------    --------      -------     --------
DIFFERENCE                                  71.5         217.3         167.5           0.2       603.3        141.3        509.8
                                         =======       =======       =======       =======    ========      =======     ========
DERIVATIVE INSTRUMENTS
 EXCLUDING OPTIONS                             -             -             -             -         2.6            -            -
OPTIONS                                        -             -             -             -         0.7            -            -


(1) In this table the future cash flows in respect of assets and liabilities are presented according to linkage base, in accordance with the remaining period to the contractual maturity date of each cash flow.

(2) Including assets past due in the amount of NIS 324.3 million. The data is net of specific allowance for doubtful debts.

(3) As included in Note 18 "Assets and liabilities classified according to linkage base", including off-balance sheet amounts for derivatives.

(4) The balance includes the credit line amount provided by the Bank of Israel, in accordance with its terms, at the beginning of the period of 12 months during which this balance will be taken over by the Government by means of a monetary transfer to the Bank of Israel. Since from this date a downward trend was not determined for the credit line, its amount at the above date was included in the "Without maturity date" column.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 20 - CONTINGENT LIABILITIES AND COMMITMENTS

     A.   OFF-BALANCE SHEET FINANCIAL INSTRUMENTS


                                                     DECEMBER 31      DECEMBER 31
                                                         2004           2003
                                                     ------------   ------------
                                                       REPORTED       ADJUSTED
                                                       AMOUNTS*       AMOUNTS**
                                                     ------------   ------------
                                                     NIS MILLIONS   NIS MILLIONS
                                                     ------------   ------------
Transactions the balance of which
 represents a credit risk -

Guarantees securing credit                                179.9         251.0
Guarantees to home purchasers                              91.0         112.2
Other guarantees and liabilities                           25.1          55.5
Documentary credit                                          2.9          17.6
Unutilized revolving credit facilities                      0.3           5.9
Irrevocable commitments to grant
 credit facilities, approved but not yet executed           0.8          13.8


     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.


     B.   OTHER CONTINGENT LIABILITIES AND COMMITMENTS

     1. See Note 17A with respect to the contingent liabilities regarding personal employment agreements with senior executives.

     2.   Long-term rental agreement -

          In 2003, the Bank signed a lease agreement in respect of its office premises for the period ending in August 2006. The annual lease payment, which is linked to the CPI, amounts to NIS 0.9 million. The Bank has an option to extend the lease period by an additional three years. The lease payment, which is linked to the CPI, will be raised in the additional period by 5%.

     3. As of January 1, 2004 the Bank has outsourced its computer services, according to which it signed an agreement for receiving computer services for a period of three years, with an option for extension by an additional two years. In 2005 the cost of the service will amount to NIS 3.3 million and in 2006 to NIS 2.4 million. In the event that the Bank decides to extend the agreement by the additional two years, as aforementioned, the cost of service for each additional year will amount to NIS 2.3 million.

     4. In recent years, the Bank entered into agreements whereby it will participate in private investment funds. The total amount approved for investment by the Bank amounts to US$20 million. The said investment funds invest in Israeli companies or companies related to Israel and in hi-tech companies. The investment in them is presented under the item of securities. The major part of the investments made by these funds is in the credit component. The balance of this liabilities at balance sheet date amounts to US$ 6.9 million.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 20 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     C.   INDEMNIFICATION AND EXEMPTION WRITS FOR SENIOR OFFICERS

     1) On August 8, 2002, further to the approvals of the Audit Committee and the Board of Directors of the Bank at their meetings of July 11, 2002, the general shareholders' meeting of the Bank approved the issuance of writs of indemnification to the Bank's senior officers. According to the writ of indemnification that was issued, the Bank undertook to indemnify the senior officers that served and/or will serve the Bank from July 11, 2002 and thereafter, in respect of liabilities and expenses levied against them or borne by them (including a monetary liability under a verdict in favor of another person and reasonable court costs) as a result of actions taken and/or that will be taken by them as senior officers of the Bank and/or as result of actions taken and/or that will be taken by them (while serving as officers of the Bank) as part of a position or duty that they fulfill at the request of the Bank or on its behalf in a company or other corporate entity or any project in which the Bank invested or in which the Bank owns shares, as long as these actions are connected with one or more of the types of events detailed in the appendix of the writ of indemnification. These types of events include, among other things, realization of collateral, conducting transactions as part of the Bank's permissible business activities under clause 10 of the Banking Law (Licensing) - 1981, approving and/or granting credit, a transaction of the Bank involving any assets for itself, and issuing a report or notification under any law. The amount of the total cumulative indemnification to be paid under the writ of indemnification to all senior executives shall not exceed 25% of the shareholders' equity of the Bank in the financial statements as of March 31, 2002 (which amounted to NIS 640.3 million), linked to the increase in the CPI according to the base index published in respect of March 2002. In May 2003, the Audit Committee and the Board of Directors of the Bank approved the applicability of the indemnification writ to an additional director whose appointment ended prior to July 11, 2002.

     2) On June 1, 2003, the Board of Directors of the Bank approved issuance of a writ of indemnification to two former employees of the Bank in connection with a suit in the amount of NIS 295 million, which was filed against the Bank and them in February 2003 and the details of which are presented in section D hereunder.

     3) On October 28, 2004 the Board of the Directors of the Bank approved issuance of a writ of indemnification to an employee of the Bank in connection with a claim that was filed in March 2004 against her, the Bank and additional senior officers of the Bank, which for purposes of court fees was set at NIS 1 million. Details of this claim are presented in section D hereunder.


     D.   LEGAL ACTIONS

     Legal actions, including a motion to certify a claim as a class action, were filed against the Bank in the ordinary course of business. Management of the Bank, on the basis of legal opinions regarding the prospects of the claims, including the motion to certify a claim as a class action, believes that when necessary, adequate provisions were included in the financial statements to cover possible losses in respect of those claims.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 20 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

     Following are details of legal actions against the Bank in material amounts:

     1) In March 2003, Lehava Underwriters Ltd. (by virtue of its being a shareholder of the Bank) filed a derivative claim in the amount of NIS
          409.5 million against eleven senior officers of the Bank (current and past) and against the Bank itself. The plaintiff claims that the named senior officers breached their "duty of care" toward the Bank and were negligent in fulfilling their duty and, as a result, should be required to pay the Bank the amount of the claim, as compensation for the damages they inflicted on the Bank. According to the claim, the negligence of the senior officers is reflected in, among other things, the credit that they granted without suitable collateral, problems with the credit-granting policy and the quality and approval procedures thereof, credit risk management and the ongoing handling of the credit. The amount of the suit, in respect of damages incurred as a result of the alleged negligence, reflects the amount of the allowances for doubtful debts recorded by the Bank in 2002. The Bank notified the insurers with which it has a directors and senior officers liability insurance policy of the filing of the suit, but it has not yet been notified of their position regarding the insurance coverage. The defendants filed a motion to have the suit dismissed IN LIMINE, on grounds that the plaintiff should have filed a motion to approve the claim as a derivative claim. The Court accepted the position of the defendants and it ordered the plaintiff to file a motion for the approval of the claim as a derivative claim. Such a motion was submitted on December 7, 2003, but the Court has not yet handed down its decision. Representation of the Bank in the proceedings regarding the claim and the motion has been handed over to legal counsel. In the opinion of the Bank's legal counsel, since the claim is a derivative claim the Bank's exposure in respect thereto is only for expenses.

     2) In October 2002, a legal action was filed against the Bank, against the State of Israel (as controlling shareholder in the Bank), and against 17 former and current officers of the Bank (two of which were removed later from the action), together with a motion to have the suit approved as a class action. The class action was filed in the name of all those who purchased shares of the Bank between December 1, 2001 and August 22, 2002, and the cause of the action is the alleged breach of the duty to report under the Securities Law - 1968 and the Securities Regulations (Periodic and Immediate Reports) - 1970 enacted thereunder (hereinafter - the Securities Regulations). As claimed in the action, during the aforementioned period, a number of extraordinary events and/or matters occurred that indicated that the Bank was in serious condition, and both these events and matters, and the Bank's very situation mandated that the Bank file an immediate report under the Securities Regulations. Such a report was not filed. The estimated damages being claimed in the action is NIS 20 million and, alternatively, NIS 14 million. The Bank notified the insurers with which it has a banking policy and a directors and senior officers liability insurance policy of the filing of the suit. The insurers carrying the banking policy notified the Bank that the banking policy does not cover the claim. The insurers carrying the directors and senior officers liability insurance policy have not yet notified the Bank of their position regarding the insurance coverage of the Bank. The Bank handed over the care of the suit and the petition to have the suit recognized as a class action to an attorney acting on its behalf. The Court has not yet handed down a ruling on the petition to have the suit approved as a class action.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 20 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

     3) In September 2004, 27 different financial entities that hold class C and/or CC and/or CC1 shares of the Bank filed with the Tel Aviv District Court an originating motion in which the Court is requested, inter alia, to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002. The petitioners contend, inter alia, that according to the Bank's Articles of Association, the Bank is required to pay to the holders of its preferred shares an annual dividend at the rate of 7.5%, because this dividend is not actually a dividend but rather a payment made in full by the State of Israel in respect of the perpetual deposits the Bank keeps with it, and therefore its distribution is not subject to the distribution conditions provided in the law, and that even if the distribution conditions should be applied, the Bank should still be ordered to distribute the requested dividend, due to the Bank meeting the repayment ability test as the dividend is being fully financed by the State of Israel and not being deducted from the capital of the Bank. The Bank handed over the handling of the originating motion to an attorney acting on its behalf. In the opinion of the Bank's legal advisors, the Bank will probably not be exposed to any monetary exposure following this request, based on the assumption that if the Court accepts the request and orders the payment of the dividend, the State will have to pay the Bank the amount of the dividend out of the interest on the Bank's perpetual deposits with the Treasury.

     4) In September 2004, a company that is a customer of the Bank and its shareholders filed an originating motion with the Tel Aviv District Court, in which the Court is requested to declare that the company and its shareholders that are guarantors to its debts do not owe the Bank any amounts (whereas on the books of the Bank the debt of the company and its shareholders amounts to NIS 63 million), that the Bank is required to return to the guarantor shareholders the value of their private assets they invested in the company, that the Chairman and the 12 members who served on the Bank's Board in 1997-2001 were negligent in the fulfillment of their duties in that they allowed the Bank to provide financing for the construction of the company's hotel, and that after all their private assets are returned to the guarantors, the Bank will be entitled to receive the hotel. On February 10, 2005 the District Court handed down a ruling striking the originating motion, as part of an arrangement that was reached by the Bank and the company and which received judicial force from the Supreme Court.

     5) In June 2004 two former employees of the Bank, who had filled senior positions in the Bank, filed a suit against the Bank with the Labor Court in the total amount (for both of them) of NIS 2.3 million. The claim is for the payment of certain benefits, which the plaintiffs allege were due to them with regard to their retirement from the Bank in 2002. The suit was filed also against the Director of Wages in the Ministry of Finance in respect to the non-approval of these payments. Alternatively the aforementioned plaintiffs claim the salary raises they allege to have forfeited in the past in exchange for the aforementioned benefits. The Bank has transferred the matter to an attorney acting on its behalf.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 20 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

     6) In March 2004 three companies that are customers of the Bank filed a claim for a declaratory ruling and for damages against the Bank, the Bank's Chairman of the Board, the Bank's General Manager and a credit manager of the Bank. The three plaintiffs, against which the Bank is conducting legal proceedings (against one of whom a judgment was handed down in favor of the Bank and became final in 2005), request from the Court to declare, inter alia, that a binding financing agreement had been signed between them and the Bank. The three plaintiffs also claim damages in the amount of NIS 200 million which they claim were caused by the Bank and the other defendants, but for purposes of court fees they are claiming the amount of NIS 1 million while maintaining their right to amend the amount in the future. The Bank has transferred the matter to an attorney acting on its behalf.

     7) In September 2003 a supplier of fuel products filed a claim in the amount of NIS 6 million against the Bank and two other banks regarding non-payment of the consideration for fuel products it had provided to a mutual customer of the three defendant banks. It is alleged that the involvement of the defendant banks in the approval of the business plan and in the approval of the expense and income budget of the aforementioned customer, had created a representation towards the plaintiff upon which it had relied when selling its products, because it had assumed that the expenses included in the approved plan and/or budgets would be paid by the defendant banks. The Bank has transferred the matter to Counsel acting on its behalf.

     8) In February 2003, the Bank was served with a suit in which a company that had received government-guaranteed loans from the Bank in the 1990s, claims, together with its controlling shareholders, an amount of NIS 295 million from 13 defendants, including the Israeli Ministry of Industry and Trade, the Israeli Finance Ministry, the heads of the Israel Investment Center, the Bank and two of its former employees. The claim is for compensation in respect of damages allegedly caused by the defendants, among other things, as a result of a failure and/or a delay to grant loans and/or grants. The plaintiffs filed a petition with the court to be exempted from payment of the court fee. The Bank notified its insurers of the filing of the suit, but has not yet received confirmation of the insurance coverage. Nevertheless, the attorneys of the insurer carrying the Bank's banking policy have notified the Bank that following an initial examination it is possible that the claim or part of it is not covered by the policy. The Bank disagrees with this opinion and has notified the insurers of this. The Bank has transferred the matter to an attorney acting on its behalf. On January 31, 2005 the Court rejected the request for exemption from court fees, and stated that if the fee is not paid by March 1, 2005 the claim will be dismissed.

     9) In August 2000 a suit was filed against one of the Bank's former senior executives and against 24 other defendants by a number of venture capital funds. For purposes of the court fee, the amount of the suit was set at $ 18.7 million. According to the plaintiffs' complaint, the suit was filed, among other reasons, in connection with the breach of an investment agreement, whereby the plaintiffs and other investors were allegedly supposed to receive 46.5% of the shares of a company in which the aforementioned senior executive served in the past as a director on behalf of a former subsidiary of the Bank. The senior executive has an attorney representing him in this matter and the attorney has filed a defense brief on his behalf. In the opinion of the Bank's legal counsel, even if the executive has to pay something in respect of the suit, the payment will be covered by the Bank's insurance policy.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 20 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

     10) In December 1999, the Bank was served with a "third party" notice in the amount of NIS 50 million. The notice was served by the United Mizrahi Bank Ltd. ("Mizrahi") against the Bank and against ten additional parties, within the framework of a counterclaim, which the State of Israel has filed against Mizrahi concerning grants and loans, which Mizrahi had provided to a group of companies. Mizrahi claims, inter alia, that the Bank was negligent in preparing economic surveys that were relied upon in the issuance of letters of approval to the said group of companies, and thereby the Bank is responsible for the damage suffered by the State and/or Mizrahi as a result of the collapse of the group. The Bank rejects the claims raised by Mizrahi. The matter is still in a preliminary stage in the proceedings, which makes it difficult to make an evaluation of the outcome of the case. Notwithstanding this fact, Management of the Bank, basing itself on legal counsel's opinion, believes that the Bank will not suffer any monetary damages in respect of the legal said notice.

     In the opinion of Management of the Bank, which is based on the opinion of its legal counsels, the Bank's estimated aggregate exposure in respect of pending claims in which likelihood of loss is considered reasonably possible and regarding which a provision was not recorded because the likelihood of loss is not considered probable, amounts to NIS 21 million.

     E.   REQUEST FOR DISCLOSURE OF DOCUMENTS REGARDING STAMP TAX

     On August 30, 2004 the Bank received a request from the Customs and VAT Department of the Ministry of Finance to provide agreements (including memorandums) that were signed by the Bank after June 1, 2003. The request was made following the amendment of the Stamp Tax Law, which came into effect on June 1, 2003, and which provided the identity of the parties required to pay stamp tax in respect of documents that were subject to the tax but for which no provision had been made until then about who is required to pay it. It is noted that following the adoption and implementation of the Bank's "Run-off" plan, the Bank has significantly reduced its activities and even before June 1, 2003 actually stopped providing any new credit, and along with the collection of existing credit has handled the restructuring or extension of credit in certain cases. The stamp tax on loan agreements was cancelled as from January 1, 2005 according to the Stamp Tax on Documents Order (Annulment of Appendix A to the Law) - 2005. The aforementioned request to provide agreements was transferred to the examination of outside legal counsel, which in the opinion they provided also reviewed the agreements customarily used by the Bank. In the opinion of Management of the Bank, which is based on the legal opinion it received, there is sound basis that:

     1. The tax authorities do not have the authority to present before the Bank a demand (request) to provide agreements as aforementioned.

     2. To the extent that tax is required with respect to credit agreements signed before June 1, 2003, the requirement applies to the agreements and not to the parties to the agreement.

     3. And to the extent that tax is required with respect to credit agreements signed by the Bank after June 1, 2003, with respect to most of the relevant agreements, this requirement applies to the customers who were party to these agreements and not to the Bank.

     In light of the aforementioned no provision was recorded on the books of the Bank.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 20 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     E.   REQUEST FOR DISCLOSURE OF DOCUMENTS REGARDING STAMP TAX (CONT'D)

     It is noted that a motion that was filed by the forum of Chief Finance Managers is pending before the High Court of Justice and that this motion touches on various aspects related to the aforementioned matters.


     F. OFF-BALANCE SHEET COMMITMENT AT YEAR-END IN RESPECT OF ACTIVITY BASED ON COLLECTION OF LOANS



                                  DECEMBER 31    DECEMBER 31
                                     2004           2003
                                 ------------   ------------
                                   REPORTED       ADJUSTED
                                   AMOUNTS*       AMOUNTS**
                                 ------------   ------------
                                 NIS MILLIONS   NIS MILLIONS
                                 ------------   ------------

Non-linked Israeli currency         382.5         465.4
CPI linked Israeli currency           1.3           1.3
Foreign currency                    199.7         203.6
                                    -----         -----

Total                               583.5         670.3
                                    =====         =====

     The cash flow in respect of the collection commission and interest margins on the above credit is marginal.

     As at December 31, 2004 the activity based on the extent of collection includes past due balances amounting to NIS 574.9 million (December 31, 2003 - NIS 663.4 million).

     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.


     G.   ANNUAL REPORTING IN THE USA

     Since the Bank had in the past issued its securities to holders in the USA, the Bank is required under American law to submit an annual report to the United States Securities and Exchange Commission (hereinafter - SEC). The Bank has for decades submitted this annual report on a form known as 20F. As part of the annual report to the SEC the Bank has to fulfill various reporting and disclosure requirements that are not applicable in Israel, including a reconciliation of its financial statements to the accepted accounting principles in the United States (US GAAP). This reconciliation is made by providing a qualitative note on the differences between Israeli GAAP and US GAAP and by providing a quantitative note, which presents the results of the reporting entity's financial statements as if they had been prepared according to US GAAP. The Bank used to include the qualitative note regarding the differences between Israeli GAAP and US GAAP in its financial statements in the USA, but it did not include the quantitative note.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 20 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     G.   ANNUAL REPORTING IN THE USA (CONT'D)

     One of the requirements applicable in the USA is that an auditors' report be attached to the financial statements. The auditors of the Bank refrained from providing a report on the financial statements that were submitted by the Bank in the USA in respect of the years 2001 and 2002, because of, inter alia, the non-inclusion of a quantitative note regarding reconciliation of the Bank's financial statements to US GAAP. After the Bank's legal counsel in the USA examined the matter and concluded that the prospects were slim for receiving an exemption from submitting the annual report in the USA, the Bank began preparing to submit its annual report for 2003 and to comply with the reporting and disclosure requirements relating to this report. The Bank was supposed to submit the report by July 15, 2004 at the latest, but there was a delay and it was submitted only on January 19, 2005, mainly because of the complex accounting issues the Bank had to deal with in order to reconcile its financial statements to US GAAP. The non-compliance with part of the requirements applicable to the financial statements filed in the USA, including the non-inclusion of an auditors' report as aforementioned, and the delay in filing the last report, may expose the Bank to sanctions and/or claims on the part of various parties.



NOTE 20A - DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY
           PERIODS

     A.   VOLUME OF OPERATIONS

     1.   Stated amount of derivative instruments ALM (1)


                              DECEMBER 31, 2004               DECEMBER 31, 2003
                            ---------------------           ---------------------
                          CPI/SHEKEL       FOREIGN        CPI/SHEKEL      FOREIGN
                           INTEREST       CURRENCY         INTEREST       CURRENCY
                          CONTRACTS       CONTRACTS       CONTRACTS       CONTRACTS
                            -----           -----           -----           -----
                              REPORTED AMOUNTS*              ADJUSTED AMOUNTS**
                            ---------------------           ---------------------
                        NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                            -----           -----           -----           -----
Options purchased               -            36.2               -            18.2
Forward contracts           145.0           343.9           235.0           658.3
                            -----           -----           -----           -----

Total                       145.0           380.1           235.0           676.5
                            =====           =====           =====           =====

     (1) Derivatives comprising part of the asset and liability management of the Bank, not designed for hedging purposes.

     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 20A - DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY
           PERIODS (CONT'D)

     A.   VOLUME OF OPERATIONS (CONT'D)

     2.   Gross fair value of derivative instruments ALM (1)

                                            DECEMBER 31, 2004            DECEMBER 31, 2003
                                        --------------------------   --------------------------
                                          CPI/SHEKEL    FOREIGN      CPI/SHEKEL     FOREIGN
                                           INTEREST     CURRENCY      INTEREST      CURRENCY
                                          CONTRACTS    CONTRACTS     CONTRACTS      CONTRACTS
                                        ------------  ------------   ------------  ------------
                                             REPORTED AMOUNTS*           ADJUSTED AMOUNTS**
                                        --------------------------   --------------------------
                                        NIS MILLIONS  NIS MILLIONS   NIS MILLIONS  NIS MILLIONS
                                        ------------  ------------   ------------  ------------

         Gross positive fair value           1.4           9.5           4.6           3.3
         Gross negative fair value           0.1           2.4             -           1.7
                                             ---           ---           ---           ---

         Total                               1.3           7.1           4.6           5.0
                                             ===           ===           ===           ===

     B. DERIVATIVE INSTRUMENTS CREDIT RISK ACCORDING TO THE OPPOSITE PARTY TO THE CONTRACT

                                                                          DECEMBER 31, 2004
                                                                 -----------------------------------
                                                                          REPORTED AMOUNTS*
                                                                 -----------------------------------
                                                                            NIS MILLIONS
                                                                 -----------------------------------
                                                                 BANKS      CENTRAL BANKS      TOTAL
                                                                 -----      -------------      -----
Gross positive fair value of derivative instruments               1.4            9.5           10.9
Off-balance sheet credit risk in
 respect of derivative instruments (2)                           25.7           26.8           52.5
                                                                 ----           ----           ----

Total credit risk in respect of derivative instruments           27.1           36.3           63.4
                                                                 ====           ====           ====

                                                                DECEMBER 31, 2003
                                                 -------------------------------------------------
                                                                ADJUSTED AMOUNTS**
                                                 -------------------------------------------------
                                                                  NIS MILLIONS
                                                 -------------------------------------------------
                                                 BANKS    CENTRAL BANKS      OTHERS          TOTAL
                                                 -----    -------------      ------          -----
Gross positive fair value
 of derivative instruments                        4.6            3.1            0.2           7.9
Off-balance sheet credit risk in
 respect of derivative instruments (2)           44.4           46.7              -          91.1
                                                 ----           ----           ----          ----

Total credit risk in respect of
 derivative instruments                          49.0           49.8            0.2          99.0
                                                 ====           ====           ====          ====

(1) Derivatives comprising part of the asset and liability management of the Bank, not designed for hedging purposes.

(2) Off-balance sheet credit risk relating to derivative instruments (including those with a negative fair value) as computed for limitation on individual borrower indebtedness.

* Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 20A - DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY
           PERIODS (CONT'D)

     C.   MATURITY PERIOD - STATED AMOUNTS AT YEAR-END

                                                 DECEMBER 31, 2004
                                     -------------------------------------------
                                                 REPORTED AMOUNTS*
                                     -------------------------------------------
                                         UP TO      FROM 3 MONTHS
                                       3 MONTHS      TO 1 YEAR          TOTAL
                                     ------------   ------------    ------------
                                     NIS MILLIONS   NIS MILLIONS    NIS MILLIONS
                                     ------------   ------------    ------------

CPI/Shekel interest contracts            25.0           120.0           145.0
Foreign currency contracts              380.1               -           380.1
                                        -----           -----           -----

Total                                   405.1           120.0           525.1
                                        =====           =====           =====


                                                 DECEMBER 31, 2003
                                     -------------------------------------------
                                                 ADJUSTED AMOUNTS**
                                     -------------------------------------------
                                         UP TO      FROM 3 MONTHS
                                       3 MONTHS      TO 1 YEAR          TOTAL
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
                                        =====           =====           =====


     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 20B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     This note contains information on the methods of arriving at the fair value of financial instruments. Most of the Bank's financial instruments are not traded on active markets and thus market quotations are not available. Therefore, the fair value is arrived at by using accepted pricing models, such as the present value of future cash flows discounted at interest rates, which reflect the level of risk inherent in the financial instrument. Estimating the fair value by way of determining the future cash flows and setting the discount interest rate is subjective. Therefore, regarding most of the financial instruments, the fair value estimate is not necessarily an indication of the instrument's realizable value on balance sheet date. The estimate of the fair value was made at interest rates prevailing at balance sheet date and did not take interest rate fluctuations into consideration. The use of other interest rates could result in significantly different fair values. This is especially true in regard to non-interest bearing financial instruments or those bearing fixed interest rates. Furthermore, commissions receivable or payable as a result of the business activity were not taken into account and neither was the tax effect.

     Moreover, the difference between the book value and fair value of the financial instruments may not be realized since, in most cases, the Bank is likely to hold the instruments until redemption. In view of the above, it should be emphasized, that the data contained in this note should not be considered as an indication of the value of the Bank as a going concern. Furthermore, considering the wide range of valuation and estimation techniques which may be applied in arriving at fair values, caution should be used in comparing the fair values arrived at by different banks.

     PRINCIPAL METHODS AND ASSUMPTIONS USED FOR THE CALCULATION OF THE FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS

     GENERAL - As mentioned in Note 1A, the Bank needed a credit line from the Bank of Israel. The credit line from the Bank of Israel bears the Bank of Israel rate of interest. The discount rate of the cash flows of the deposits raised by the Bank is set, for purposes of the fair value of the liabilities, on the basis of the said interest rates.

     DEPOSITS WITH BANKS AND CREDIT TO THE GOVERNMENT - By use of the method of discounting future cash flows at interest rates used by the Bank in similar transactions proximate to balance sheet date.

     MARKETABLE SECURITIES - Are valued at market value. Shares for which no market value is readily available in the amount of NIS 30.5 million are stated at cost.

     CREDIT TO THE PUBLIC - The fair value of the balance of credit to the public was arrived at by using the method of the present value of future cash flows discounted at an appropriate interest rate. The balance of such credit was segmented into several categories. The future aggregate cash flows of each category (principal and interest) were calculated. Such cash inflows were discounted at an interest rate, which reflects the level of risk inherent in the credit. Generally, this interest rate is set on the basis of the rate at which similar transactions of the Bank were effected as at balance sheet date. For short-term balances of credit (for an initial period of up to three months), or balances at variable market interest rates (prime, Libor, etc.), which change at intervals of up to three months, their stated value is considered to be their fair value.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 20B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     PRINCIPAL METHODS AND ASSUMPTIONS USED FOR THE CALCULATION OF THE FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     The fair value of problematic debts was calculated by using discount rates reflecting their inherent high credit risk. In any event, such discount rates were not less than the highest interest rate used by the Bank in its operations proximate to balance sheet date. The future cash flows of problematic debts were calculated net of the specific allowances for doubtful debts. The general and supplementary allowances for doubtful debts in an aggregate amount of NIS 67.7 million (December 31, 2003 - NIS 78.5 million), were not deducted from the balance of credit to the public for cash flows purposes in assessing the fair value.

     PERPETUAL DEPOSITS WITH THE ISRAELI TREASURY - The accepted pricing models cannot be applied to such deposits. Therefore, their book value is considered to be their fair value (see Note 8 for details of the terms of these deposits).

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

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 20B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     PRINCIPAL METHODS AND ASSUMPTIONS USED FOR THE CALCULATION OF THE FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     Following are balances and fair value estimates of financial instruments:

                                                            DECEMBER 31, 2004
                                       -------------------------------------------------------------
                                                   BALANCE SHEET AMOUNTS
                                       -------------------------------------------
                                                         OTHER
                                      FINANCIAL         FINANCIAL
                                    INSTRUMENTS(1)     INSTRUMENTS          TOTAL           FAIR VALUE
                                       -------           -------           -------           -------
                                                            REPORTED AMOUNTS*
                                       -------------------------------------------------------------
                                    NIS MILLIONS       NIS MILLIONS      NIS MILLIONS      NIS MILLIONS
                                       -------           -------           -------           -------

FINANCIAL ASSETS
Cash and deposits with banks              95.4              22.5             117.9             118.4
Securities                                56.6               3.4              60.0              60.0
Credit to the public                     857.5           7,135.9           7,993.4           8,016.2
Credit to governments                        -              72.7              72.7              74.1
Other financial assets                    13.0                 -              13.0              13.0
Perpetual deposits with the
 Israeli Treasury                        806.5                 -             806.5             806.5
                                       -------           -------           -------           -------

Total financial assets                 1,829.0           7,234.5           9,063.5           9,088.2
                                       =======           =======           =======           =======

FINANCIAL LIABILITIES
Deposits of the public                   116.5             288.8             405.3             408.5
Deposits of banks                      1,403.9              24.1           1,428.0           1,428.3
Deposits of the Government
 and a perpetual deposit                   0.1           6,654.5           6.654.6           6,656.0
Capital notes                                -              25.3              25.3              27.0
Other financial liabilities               23.0                 -              23.0              23.0
                                       -------           -------           -------           -------

Total financial liabilities            1,543.5           6,992.7           8,536.2           8,542.8
                                       =======           =======           =======           =======



     (1) Financial instruments, the balance sheet amount of which represents the estimated fair value - financial instruments stated at market value, or instruments with an initial maturity period not exceeding three months, or instruments based on market interest rates that vary at intervals of up to three months.

     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 20B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     Following are balances and fair value estimates of financial instruments (cont'd):

                                                                               DECEMBER 31, 2003
                                                          ---------------------------------------------------------------
                                                                       BALANCE SHEET AMOUNTS
                                                          --------------------------------------------
                                                                              OTHER
                                                         FINANCIAL          FINANCIAL
                                                       INSTRUMENTS(1)      INSTRUMENTS         TOTAL           FAIR VALUE
                                                          -------            -------          --------           --------
                                                                                 ADJUSTED AMOUNTS**
                                                          ---------------------------------------------------------------
                                                        NIS MILLIONS       NIS MILLIONS      NIS MILLIONS       NIS MILLIONS
                                                          -------            -------          --------           --------
         FINANCIAL ASSETS
         Cash and deposits with banks                       115.4               28.5             143.9              144.3
         Securities                                          70.4               15.0              85.4               85.4
         Credit to the public                             1,491.2            7,698.4           9,189.6            9,224.3
         Credit to governments                                  -              105.2             105.2              105.5
         Other financial assets                              10.3                  -              10.3               10.3
         Perpetual deposits with the
          Israeli Treasury                                  799.3                  -             799.3              799.3
                                                          -------            -------          --------           --------

         Total financial assets                           2,486.6            7,847.1          10,333.7           10,369.1
                                                          =======            =======          ========           ========

         FINANCIAL LIABILITIES
         Deposits of the public                             296.2              323.8             620.0              624.9
         Deposits of banks                                2,140.7               32.0           2,172.7            2,172.4
         Deposits of the Government
          and a perpetual deposit                             0.1            6,949.3           6,949.4            6,989.3
         Capital notes                                          -               28.2              28.2               29.9
         Other financial liabilities                         32.5                  -              32.5               32.5
                                                          -------            -------          --------           --------

         Total financial liabilities                      2,469.5            7,333.3           9,802.8              9,849
                                                          =======            =======          ========           ========



     (1) Financial instruments, the stated balance of which represents the estimated fair value - financial instruments stated at market value, or instruments with an initial maturity period not exceeding three months, or instruments based on market interest rates that vary at intervals of up to three months.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 21 - INTERESTED AND RELATED PARTIES

     "Related Parties" of the Bank, as defined in Opinion No. 29 of the Institute of Certified Public Accountants in Israel, are: The State of Israel; Bank Hapoalim B.M.; Bank Leumi le-Israel B.M.; the General Manager, Directors of the Bank and companies related to them, affiliates of the Bank and their related companies.

     The Bank conducts transactions with all or some of the aforementioned parties, in the ordinary course of business on terms applicable to its transactions in general. As it is not practical to separately record the transactions with such entities, it is not possible to reflect the information required by the said Opinion except for the following details:

     A.   BALANCES

                                                               DECEMBER 31, 2004                        DECEMBER 31, 2003
                                                  ---------------------------------------  ----------------------------------------
                                                 AFFILIATES AND THEIR    DIRECTORS AND    AFFILIATES AND THEIR     DIRECTORS AND
                                                  RELATED COMPANIES     GENERAL MANAGER     RELATED COMPANIES     GENERAL MANAGER
                                                  ------------------   ------------------  -------------------   ------------------
                                                   BALANCE             BALANCE             BALANCE               BALANCE
                                                     AT     HIGHEST      AT      HIGHEST      AT      HIGHEST      AT      HIGHEST
                                                   BALANCE  BALANCE    BALANCE   BALANCE   BALANCE    BALANCE    BALANCE   BALANCE
                                                    SHEET  DURING THE   SHEET   DURING THE  SHEET    DURING THE   SHEET   DURING THE
                                                    DATE     YEAR(1)     DATE     YEAR(1)    DATE      YEAR(1)     DATE     YEAR(1)
                                                  --------  --------   --------  --------  --------   --------   --------  --------
                                                                  REPORTED AMOUNTS*                     ADJUSTED AMOUNTS**
                                                  ---------------------------------------  ----------------------------------------
                                                     NIS       NIS        NIS       NIS       NIS        NIS        NIS       NIS
                                                  MILLIONS  MILLIONS   MILLIONS  MILLIONS  MILLIONS   MILLIONS   MILLIONS  MILLIONS
                                                  --------  --------   --------  --------  --------   --------   --------  --------
      ASSETS

      Credit to the public                           0.4      17.5          -         -      17.5       27.1          -         -

      Investment in affiliates                                                                  -        0.9          -         -


      LIABILITIES
      Deposits of the public                         0.1       0.1        0.6       0.6         -          -        0.6       0.6
      Other liabilities                                -         -        0.1       0.1         -          -          -       2.5

      CREDIT RISK IN OFF-BALANCE
       SHEET FINANCIAL INSTRUMENTS                     -       0.7          -         -       0.7        0.8          -         -






     (1)  On the basis of the balances at the end of each month.

     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 21 - INTERESTED AND RELATED PARTIES (CONT'D)

     B.   SUMMARY OF RESULTS OF OPERATIONS WITH INTERESTED AND RELATED PARTIES

                                            2004                  2003
                                     -------------------   -------------------
                                    AFFILIATES  DIRECTORS  AFFILIATES DIRECTORS
                                     AND THEIR    AND      AND THEIR    AND
                                     RELATED    GENERAL     RELATED   GENERAL
                                     COMPANIES  MANAGER    COMPANIES  MANAGER
                                     --------   --------   --------   --------
                                      REPORTED AMOUNTS*     REPORTED AMOUNTS*
                                     -------------------   -------------------
                                        NIS        NIS        NIS        NIS
                                     MILLIONS   MILLIONS   MILLIONS   MILLIONS
                                     --------   --------   --------   --------

Profit (loss) from financing
 operations before allowance
 for doubtful debts (1)                   -          -          -          -
Allowance for doubtful debts              -          -        8.6          -
Operating and other expenses (2)          -        1.0          -        1.2




     (1)  See details in D hereunder.

     (2)  See details in C hereunder.

     C.   BENEFITS TO INTERESTED PARTIES

                                            2004                  2003
                                   ---------------------- ----------------------
                                         DIRECTORS AND        DIRECTORS AND
                                        GENERAL MANAGER      GENERAL MANAGER
                                   ---------------------- ----------------------
                                       REPORTED AMOUNTS*    REPORTED AMOUNTS*
                                   ---------------------- ----------------------
                                      NIS    NUMBER OF       NIS    NUMBER OF
                                   MILLIONS BENEFICIARIES MILLIONS BENEFICIARIES
                                   -------- ------------- -------- -------------

Interested parties employed by
 the Bank (1)                       (2)0.2         2       (2)0.3         2
Fees to directors not employed
 by the Bank                           0.8        11          0.9        11

     (1)  Not including VAT on salaries.

     (2) Including changes in provisions relating to the period in which, as the Board of Directors believes, the services of the Chairman of the Board and of the General Manager will possibly no longer be required.

     See Note 17A regarding employment agreements with the Chairman of the Board of the Bank and its General Manager.

     * For the year 2004 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2003.

          For the year 2003 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2002.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 21 - INTERESTED AND RELATED PARTIES (CONT'D)

     D. RESULTS OF FINANCING OPERATIONS (BEFORE ALLOWANCE FOR DOUBTFUL DEBTS) WITH INTERESTED AND RELATED PARTIES

                                                      2004     2003     2002
                                                    -------- -------- --------
                                                                      ADJUSTED
                                                    REPORTED AMOUNTS* AMOUNTS**
                                                    ----------------- --------
                                                      NIS      NIS      NIS
                                                    MILLIONS MILLIONS MILLIONS
                                                    -------- -------- --------


Income deriving from credit to the public                -        -      1.1
Expenses deriving from deposits of the public            -        -      0.1
                                                       ---      ---      ---
Net results from financing operations
 before allowance for doubtful debts                     -        -      1.0
                                                       ===      ===      ===


     Definitions in this note:

     - Interested parties - as defined in Paragraph 1 of the definition of an "interested party in a company" in Section 1 of the Securities Law.

     - Related party - as defined in Opinion 29 of the Institute of Certified Public Accountants in Israel.

     - Directors and General Manager - including their spouses and minors (Opinion 29 of the Institute of Certified Public Accountants in Israel).

     * For the year 2004 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2003.

          For the year 2003 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2002.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


 NOTE 22 - PROFIT FROM FINANCING OPERATIONS BEFORE ALLOWANCE FOR DOUBTFUL DEBTS

                                                           2004         2003         2002
                                                         --------     --------     --------
                                                                                   ADJUSTED
                                                           REPORTED AMOUNTS*       AMOUNTS**
                                                         ---------------------     --------
                                                           NIS          NIS          NIS
                                                         MILLIONS     MILLIONS     MILLIONS
                                                         --------     --------     --------
A. INCOME (EXPENSES) DERIVING FROM ASSETS:
Credit to the public                                      524.7        143.0        773.1
Credit to governments                                       1.1         (3.8)        11.5
Deposits with Bank of Israel                                  -          0.3         (1.9)
Deposits with banks                                         2.9         (0.6)         7.7
Debentures                                                  0.6          1.1          0.5
                                                          -----        -----        -----
                                                          529.3        140.0        790.9
                                                          -----        -----        -----

B. (EXPENSES) INCOME DERIVING FROM LIABILITIES
Deposits of the public                                    (24.0)       (32.3)       (56.5)
Deposits of the Government                               (385.0)        59.8       (584.6)
Deposits of Bank of Israel                                (72.6)      (196.2)       (91.2)
Deposits of banks                                          (2.7)         4.4        (40.2)
                                                          -----        -----        -----
                                                         (484.3)      (164.3)      (772.5)
                                                          -----        -----        -----

C. INCOME DERIVING FROM DERIVATIVE FINANCIAL
   INSTRUMENTS
Commissions from at-risk brokerage transactions               -            -         12.4
Net income from derivative instruments ALM                  5.0         47.2         22.7
                                                          -----        -----        -----
                                                            5.0         47.2         35.1
                                                          -----        -----        -----

D. OTHER INCOME AND EXPENSES
Commissions from financing operations                      14.7         16.7         30.1
Collection of interest on problematic debts                10.5          1.6          4.9
Other financing income                                      2.6         43.1          6.8
Other financing expenses                                  (11.6)       (14.2)       (15.8)
                                                          -----        -----        -----
                                                           16.2         47.2         26.0
                                                          -----        -----        -----
Total profit from financing operations before
 allowance for doubtful debts                              66.2         70.1         79.5
                                                          =====        =====        =====

Including - exchange rate differences, net                 11.5          0.2         37.0
                                                          =====        =====        =====

E. RESULTS FROM INVESTMENTS IN DEBENTURES
Financing income on accrual basis on available-for-
 sale debentures (included in income from assets)           0.6          1.1          0.5
Gain from sale of available-for-sale debentures
 (included in other financing income)                       0.5          0.7          0.9
                                                          -----        -----        -----

Total profit from investments in debentures                 1.1          1.8          1.4
                                                          =====        =====        =====


     * For the year 2004 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2003.

          For the year 2003 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2002.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 23 - OPERATING COMMISSIONS

                                                     2004      2003      2002
                                                   --------  --------  --------
                                                                       ADJUSTED
                                                   REPORTED AMOUNTS*   AMOUNTS**
                                                   ------------------  --------
                                                     NIS        NIS       NIS
                                                   MILLIONS  MILLIONS  MILLIONS
                                                   --------  --------  --------

Ledger fees (in Israeli and foreign currency)         1.6       2.3       2.2
Payment order system services                         0.2       0.5       1.2
Customer foreign trade transactions                   0.1       1.5       5.6
Credit handling and drafting of contracts             0.3       0.2       0.6
Computerized information services and
 confirmations                                        0.1       0.2       0.2
Margin and collection commissions on credit
 granted from deposits based on collection:
 Collection commissions on credit from Israeli
  Treasury funds                                        -         -       0.1
Other                                                 1.8       1.8       2.4
                                                     ----      ----      ----

Total operating commissions                           4.1       6.5      12.3
                                                     ====      ====      ====


NOTE 24 - GAINS (LOSSES) ON INVESTMENTS IN SHARES

                                                          2004       2003       2002
                                                        --------   --------   --------
                                                                              ADJUSTED
                                                         REPORTED AMOUNTS*    AMOUNTS**
                                                        -------------------   --------
                                                           NIS        NIS        NIS
                                                        MILLIONS   MILLIONS   MILLIONS
                                                        --------   --------   --------
Gains on sale of available-for-sale shares                38.0        8.5        0.9
Loss on impairment in value of available-for-sale
 shares                                                      -          -       (3.1)
Dividend from available-for-sale and trading shares        3.5        1.8        0.1
Realized and unrealized losses on adjustments
 to fair value of trading shares, net                        -          -       (2.1)
                                                          ----       ----       ----

Total gains (losses) on investments in shares             41.5       10.3       (4.2)
                                                          ====       ====       ====


     * For the year 2004 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2003.

          For the year 2003 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2002.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 25 - OTHER INCOME

                                 2004      2003      2002
                               --------  --------  --------
                                                   ADJUSTED
                                REPORTED AMOUNTS*  AMOUNTS**
                               ------------------  --------
                                 NIS       NIS       NIS
                               MILLIONS  MILLIONS  MILLIONS
                               --------  --------  --------


Gains on severance funding       1.0       1.6         -
Other                            3.6       3.9       4.1
                                 ---       ---       ---

Total other income               4.6       5.5       4.1
                                 ===       ===       ===


NOTE 26 - SALARIES AND RELATED EXPENSES

                                               2004       2003       2002
                                             --------   --------   --------
                                                                   ADJUSTED
                                              REPORTED AMOUNTS*    AMOUNTS**
                                             -------------------   --------
                                                NIS        NIS        NIS
                                             MILLIONS   MILLIONS   MILLIONS
                                             --------   --------   --------

Salaries                                       18.3       25.5       35.9
Severance pay, provident fund, pensions,
 further education fund, vacation pay,
 sick pay and long service bonuses              0.5        6.6       10.8
National insurance                              0.9        1.5        2.0
Other related expenses                            -        0.1        0.8
Adjustment of provisions for related
 benefits following changes in salaries
 in the current year                              -          -        0.2
                                               ----       ----       ----

Total salaries and related expenses            19.7       33.7       49.7
                                               ====       ====       ====



     * For the year 2004 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2003.

          For the year 2003 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2002.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 27 - OTHER EXPENSES

                                                         2004       2003       2002
                                                       --------   --------   --------
                                                                             ADJUSTED
                                                        REPORTED AMOUNTS*    AMOUNTS**
                                                       -------------------   --------
                                                          NIS        NIS        NIS
                                                       MILLIONS   MILLIONS   MILLIONS
                                                       --------   --------   --------
Marketing and advertising                                 0.1        0.2        0.6
Communications (postage, telephone,
 courier fees, etc.)                                      0.6        0.8        1.3
Computer (not including salaries and
 depreciation)                                            5.2        3.5        5.0
Office expenses                                           0.3        0.5        0.9
Insurance                                                 6.3        4.8        2.3
Professional services                                     6.3        7.0        5.6
Directors' fees (not including a director employed
 as a senior executive)                                   0.8        0.9        1.5
Staff training, further education, etc                      -        0.1        0.2
Other                                                     0.8        2.9        2.3
                                                         ----       ----       ----

Total other expenses                                     20.4       20.7       19.7
                                                         ====       ====       ====


NOTE 28 - TAXES ON INCOME

         A.       COMPOSITION:

                                                 2004     2003       2002
                                               -------- --------   --------
                                                    REPORTED       ADJUSTED
                                                    AMOUNTS*       AMOUNTS**
                                               -----------------   --------
                                                  NIS     NIS        NIS
                                               MILLIONS MILLIONS   MILLIONS
                                               -------- --------   --------


Taxes for the current year                          -       -        0.2
Taxes in respect of prior years                     -    (2.7)      (0.6)
                                                  ---     ---        ---

Provision for taxes on income (tax savings)         -    (2.7)      (0.4)
                                                  ===     ===        ===


     * For the year 2004 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2003.

          For the year 2003 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2002.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 28 - TAXES ON INCOME (CONT'D)

     B.   RECONCILIATION BETWEEN THE THEORETICAL TAX AND THE TAX EXPENSE

     Following is the reconciliation between the theoretical tax applying to the operating profit of the Bank, based on the statutory tax rate applicable to banks in Israel, and the tax expense (tax savings) on operating profit, as reflected in the statement of income.

                                                    2004          2003          2002
                                                  --------      --------      --------
                                                  REPORTED
                                                  AMOUNTS*        ADJUSTED AMOUNTS**
                                                  --------      ----------------------
                                                    NIS            NIS           NIS
                                                  MILLIONS      MILLIONS      MILLIONS
                                                  --------      --------      --------
Statutory tax rate                                  45.30%        45.76%        45.55%
                                                   ======        ======        ======

Tax (tax savings) at the statutory rate               0.6         (48.7)       (195.8)

Tax (tax savings) in respect of:
Differences from adjustment of monetary
  assets, net                                         0.2           1.2          (3.1)
General and supplementary allowances for
  doubtful debts                                     (8.9)         (2.5)          6.7
Non-deductible expenses                               0.1           0.1           0.1
Exempt income                                        (0.3)            -             -
Differences and tax
 benefits in respect of which deferred taxes
 had not been recorded, net                           4.8          38.1         164.7
Loss for purposes of profit VAT which
 cannot be set off                                    3.5          11.8          27.5
Inflationary erosion of advance tax payments            -             -           0.1
Taxes in respect of prior years                         -          (2.7)         (0.6)
                                                   ------        ------        ------

Tax expense (tax savings) reflected in the
 statement of income                                    -          (2.7)         (0.4)
                                                   ======        ======        ======


     C. The Bank has been issued final tax assessments for all years through 2000.

     D. Carryforward tax losses in respect of which deferred tax assets were not recorded total NIS 641 million (in 2003 - NIS 600 million).

     E. In 2002, 2003 and 2004, the Bank recorded VAT on salaries receivable in the amounts of NIS 6.7 million, NIS 5.1 million and NIS 3.0 million, respectively, as a result of losses for purposes of VAT on profit.

     * For the year 2004 - Discontinuance of the adjustment to the effect of inflation according to the CPI of December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 29 - DESIGNATED DEPOSITS AND CREDIT AND DEPOSITS GRANTED THEREFROM

                                                    DECEMBER 31   DECEMBER 31
                                                       2004          2003
                                                     -------       -------
                                                     REPORTED      ADJUSTED
                                                     AMOUNTS*      AMOUNTS**
                                                     -------       -------
                                                   NIS MILLIONS  NIS MILLIONS
                                                     -------       -------

CREDIT AND DEPOSITS OUT OF DESIGNATED DEPOSITS
Credit to the public                                 6,395.6       6,675.0
                                                     -------       -------

Total                                                6,395.6       6,675.0
                                                     =======       =======

DESIGNATED DEPOSITS
Deposits of the Government                           6,539.7       6,698.1
                                                     -------       -------

Total                                                6,539.7       6,698.1
                                                     =======       =======


     Credit out of designated deposits includes NIS 6,167.3 million, which is secured by a State guarantee. The annual interest margin in respect of this credit amounts to NIS 0.3 million (on December 31, 2003, the balance of the credit secured by a State guarantee was NIS 6,405.3 million).


NOTE 30 - SPECIAL INCOME FROM THE ISRAELI TREASURY, NET

     The special income from the Israeli Treasury is interest paid on perpetual deposits with the Treasury in connection with preference shares of the Bank linked to the dollar. The income is presented net of the related tax effect and its composition is as follows:

                                                       2004     2003     2002
                                                     -------- -------- --------
                                                     REPORTED
                                                     AMOUNTS* ADJUSTED AMOUNTS**
                                                     -------- -----------------
                                                        NIS      NIS      NIS
                                                     MILLIONS MILLIONS MILLIONS
                                                     -------- -------- --------


IN RESPECT OF PARTICIPATING PREFERENCE SHARES -
Special income from the Israeli Treasury                  -        -      7.5
Income tax                                                -        -     (1.1)
                                                       ----     ----     ----

Special income from the Israeli Treasury, net             -        -      6.4
                                                       ----     ----     ----

IN RESPECT OF NON-PARTICIPATING PREFERENCE SHARES -
Special income from the Israeli Treasury                  -        -     14.4
Income tax                                                -        -     (2.0)
                                                       ----     ----     ----

Special income from the Israeli Treasury, net             -        -     12.4
Less/ - dividend on the aforementioned shares             -        -     12.4
                                                       ----     ----     ----

Total in respect of non-participating shares              -        -        -
                                                       ----     ----     ----

Total special income from the Israeli Treasury, net       -        -      6.4
                                                       ====     ====     ====

     See Note 8A, Note 14 and Note 15 for details of the special income from the Israeli Treasury which was not recorded in the books, due to the cessation of dividend distribution.

     * Discontinuance of the adjustment to the effect of inflation according to the CPI for December 2003.

     ** Amounts adjusted to the effect of inflation according to the CPI of December 2003.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------


NOTE 31 - INFORMATION ON NOMINAL DATA BASIS

                                  DECEMBER 31     DECEMBER 31
                                     2004            2003
                                   --------        --------
                                 NIS MILLIONS    NIS MILLIONS
                                   --------        --------

Total assets                        9,078.2        10,356.0
Total liabilities                   8,570.1         9,846.5
                                   --------        --------

Total shareholders' equity            508.1           509.5
                                   ========        ========




                                 DECEMBER 31    DECEMBER 31     DECEMBER 31
                                     2004          2003            2002
                                 ------------  ------------     ------------
                                 NIS MILLIONS  NIS MILLIONS     NIS MILLIONS
                                 ------------  ------------     ------------

Nominal net earnings (loss)           1.4         (99.9)          (417.8)


NOTE 32 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS

     A. The bank's financial statements conform with Israeli generally accepted accounting principles and the instructions of the Supervisor of Banks ("Israeli GAAP"), which differ in certain respects from those generally accepted in the United States of America ("US GAAP") as described below:

          1.   EFFECT OF INFLATION:

          The Bank, in accordance with Israeli GAAP, comprehensively includes the effect of price level changes in the accompanying financial statements, as described in Note 1C. According to such Israeli accounting principles, the Bank has discontinued the adjustment of the financial statements as of January 1, 2004.

          U.S. GAAP does not provide for recognition of the effects of such price level changes. However, such effects have not been quantified or included in a reconciliation to U.S. GAAP.


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

                              The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 32 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

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

                              The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 32 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

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

                              The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 32 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

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


          7.   EARNINGS/LOSS PER SHARE

          In accordance with Israeli GAAP:

          The dividend on the preferred shares which was accrued but not yet been declared was not added to the calculation of the loss on the ordinary A shares since no income has been recorded in respect of the interest on the perpetual deposits, the payment of which, in the opinion of the Bank's management, is contingent upon payment of the dividend in respect of the aforementioned preferred shares.

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

                              The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 32 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

     A.   (CONT'D)

          8.   PERPETUAL DEPOSITS WITH THE STATE OF ISRAEL

          In accordance with Israeli GAAP:

          Due to the agreement between the Bank and the Israeli Treasury regarding the changes in the method of computing the linkage on the perpetual deposits with the State of Israel (see note 8), an increase in the amounts of the perpetual deposits as well as in the Bank's shareholders' equity is recorded.

          In accordance with US GAAP:

          According to EITF 85-1, as this transaction involved issuance of capital securities to the Israeli Treasury in exchange for non-cash consideration, no increase in the Bank's shareholders' equity is recorded due to the said agreement.

          9.   COMMITMENT IN RESPECT OF ACTIVITY BASED ON COLLECTION OF LOANS

          In accordance with Israeli GAAP:

          Deposits, the payment of which is dependent on collection of loans, and the loans that were granted from the proceeds of such deposits, are set off and presented on net basis, as the Bank has no credit risk.

          In accordance with US GAAP:

          The transactions mentioned above cannot be set off under US GAAP since the bank liability with respect to the above mentioned deposits has not been extinguished yet. Therefore, the deposits and loans are presented on gross basis.

          Figures as of December 31, 2003 were revised accordingly.

          10. SUMMARY OF SIGNIFICANT PRESENTATION DIFFERENCES OF BALANCE SHEET ITEMS BETWEEN ISRAELI GAAP AND U.S. GAAP:

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

          d. Accrued interest payable included in deposit items was reclassified to other liabilities under U.S. GAAP.

          e. See note 4E regarding a customer's debt reclassified to securities item and presented according to market value of the shares pledged in favor of the Bank. In accordance with US GAAP this customer's debt is presented in credit to public balance sheet line item.

                              The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 32 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT
                  ON THE FINANCIAL STATEMENTS (CONT'D)

     B. The effect of the material differences between Israeli and US GAAP on the financial statements

          1.   STATEMENTS OF OPERATIONS:


                                                       YEAR ENDED DECEMBER 31
                                               -------------------------------------------
                                                   2004           2003            2002
                                               ------------   ------------    ------------
                                     NOTE      NIS MILLIONS   NIS MILLIONS    NIS MILLIONS
                                     ----      ------------   ------------    ------------
Net earnings (loss) as
 reported, according to
 Israeli GAAP                                       1.4         (104.4)        (423.5)
                                                   ----          -----          -----
Specific provision for loan
 Losses                             32.A.2          2.6           (2.4)          31.5
General provision for loan
 Losses                             32.A.3         (8.9)          (3.9)          10.2
Dividend on non
 participating preference
 Shares                             32.A.4            -              -           12.4
Liability for termination
 Benefits                           32.A.5         (6.9)         (15.3)          31.5
Linkage differences on
 perpetual deposits with
 the Israeli Treasury               32.A.6         (8.2)         (31.2)           3.9
                                                   ----          -----          -----
                                                  (21.4)         (52.8)          89.5
                                                   ----          -----          -----

Net earnings (loss)
 according to US GAAP                             (20.0)        (157.2)        (334.0)
                                                   ====          =====          =====


                                                         YEAR ENDED DECEMBER 31
                                               -------------------------------------------
                                                   2004           2003            2002
                                               ------------   ------------    ------------
                                                   NIS            NIS             NIS
                                               ------------   ------------    ------------
(B)  Earnings (loss) per share

BASIC EARNINGS (LOSS) PER "A" ORDINARY
 SHARE:
As reported according to Israeli GAAP              13.27         (994.84)         (4,095.94)
As reported according to US GAAP               (3,019.28)     (10,579.77)         (9,603.09)
Number of shares                                  15,100          15,100             15,100

                              The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 32 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

          2.   BALANCE SHEET:

                                                       DECEMBER 31, 2004                             DECEMBER 31, 2003
                                           ---------------------------------------        ----------------------------------------
                                         AS REPORTED      ADJUSTMENTS     US GAAP       AS REPORTED      ADJUSTMENTS      US GAAP
                                           --------        --------       --------        --------         --------       --------
                                         NIS MILLIONS    NIS MILLIONS    NIS MILLIONS   NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                           --------        --------       --------        --------         --------       --------
Cash and deposits with banks                  117.9               -          117.9           143.9                -          143.9
Securities (1)(2)(3)                           60.0           (60.0)             -            85.4            (85.4)             -
Available-for-sale
 Securities (1)                                   -             6.3            6.3               -             27.9           27.9
Credit to the public (3)(4)(5)(6)           7,993.4           (27.5)       7,965.9         9,189.6            (35.3)       9,154.3
Credit to governments (4)(12)                  72.7           583.2          655.9           105.2            669.8          775.0
Fixed assets                                    1.9               -            1.9             4.7                -            4.7
Other assets (2)(4)(7)                         26.0           168.8          194.8            28.2            188.0          216.2
Perpetual deposits with the
 Israeli Treasury (11)                        806.5          (306.3)         500.2           799.3           (290.9)         508.4
                                           --------        --------       --------        --------         --------       --------
Total assets                                9,078.4           364.5        9,442.9        10,356.3            474.1       10,830.4
                                           ========        ========       ========        ========         ========       ========
Deposits of the public (8)                    405.3           (12.4)         392.9           620.0            (19.7)         600.3
Deposits of banks (8)                       1,428.0           (15.0)       1,413.0         2,172.7            (31.0)       2,141.7
Deposits of the
 government (8) (12)                        6,654.6           487.4        7,142.0         6,949.3            570.5        7,519.8
Perpetual deposits                              0.1               -            0.1             0.1                -            0.1
Capital notes                                  25.3               -           25.3            28.2                -           28.2
Other liabilities (7)(8)(9)                    56.8           137.6          194.4            76.2            158.9          235.1
Non-participating
 shares (10)                                  309.1          (309.1)             -           314.2           (314.2)             -
Shareholders' equity
 (see 3 below)(3)(5)(6)(9)(10)(11)            199.2            76.0          275.2           195.6            109.6          305.2
                                           --------        --------       --------        --------         --------       --------
Total liabilities and
 shareholders' equity                       9,078.4           364.5        9,442.9        10,356.3            474.1       10,830.4
                                           ========        ========       ========        ========         ========       ========



(1)  Classification from securities item to available-for-sale securities.

(2) Classification of non-marketable shares from securities item to other assets item (see note 32.A.10.a).

(3) A customer's debt in respect of which shares were pledged in favor of the Bank (see note 32.A.10.e).

(4) Classification of accrued interest receivables from credit items to other assets item (see note 32.A.10.b).

(5)  Specific provision for loan losses (see note 32.A.2).

(6)  General provision for loan losses (see note 32.A.3).

(7) Classification of amounts deposited in provident funds in respect of severance pay liabilities from other liabilities item, to other assets item (see note 32.A.10.c).

(8) Classification of accrued interest payables from deposit items to other liabilities items (see Note 32.A.10.d).

(9)  Liability for termination benefits (see note 32.A.5).

(10) Classification of non-participating shares to shareholders' equity item (see note 32.A.4).

(11) The agreement between the Bank and the Israeli Treasury regarding the changes in the method of computing the linkage on the perpetual deposits (see Note 32.A.8).

(12) Commitment in respect of activity based on collection of loans. Figures as of December 31, 2003 were revised to increase loans and deposits by NIS
     670.3 million (see Note 32.A.9).

                              The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

NOTE 32 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON THE FINANCIAL STATEMENTS (CONT'D)

          3.   SHAREHOLDERS' EQUITY:


                                                                   DECEMBER 31      DECEMBER 31
                                                                       2004            2003
                                                                   ------------    ------------
                                                        NOTE       NIS MILLIONS    NIS MILLIONS
                                                        ----       ------------    ------------
Shareholders' equity as reported according to
 Israeli GAAP                                                          199.2          195.6

A customer debt in respect of which shares
 were pledged in favor of the Bank                      32.A.10.e        0.4            0.3

Specific provision for loan losses                      32.A.2          (6.2)          (8.8)

General provision for loan losses                       32.A.3          69.6           78.5

Liability for termination benefits                      32.A.5           9.4           16.3

Perpetual deposits with the State of Israel             32.A.8        (306.3)        (290.9)

Classification of non-participating shares to
 shareholders' equity item                              32.A.4         309.1          314.2
                                                                       -----          -----

Shareholders' equity according to US GAAP                              275.2          305.2
                                                                       -----          -----