Form 20-F
period 2005-12-31
INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD
filed 2006-07-17
CIK 50277

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
     ACT OF 1934 For the fiscal year ended December 31, 2005

                                       OR

[_]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the transition period from     to      .

                                       OR

[_]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

Date of event requiring this shell company report ...........

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
follows:

                                                                          NUMBER OF SHARES OUTSTANDING AS OF
           TITLE OF CLASS                                                         DECEMBER 31, 2005
           --------------                                                         -----------------
Ordinary "A" Shares, par value NIS.0.10                                                15,100
Ordinary "B" Shares, par value NIS.0.10                                               134,899
Ordinary "B1" Shares, par value NIS.0.10                                                    1
8% Cumulative Participating Preferred Ordinary Shares, par value NIS.0.001          1,000,000
6% Cumulative Participating Preference "C" Shares, par value NIS.0.00018
(linked to the U.S.dollar at the rate of $1 = NIS.0.00018)                         17,000,000
6% Cumulative Participating Preference "CC" Shares, par value NIS.0.003
(linked to the U.S.dollar at the rate of $1 = NIS.0.0003)                             999,998
6% Cumulative Participating Preference "CC1" Shares, par value NIS.0.003
(linked to the U.S.dollar at the rate of $1 = NIS.0.0003)                           1,734,779

                                                                          NUMBER OF SHARES OUTSTANDING AS OF
           TITLE OF CLASS                                                         DECEMBER 31, 2005
           --------------                                                         -----------------
7-1/2% Cumulative Redeemable Preference "D" Shares, par value NIS.0.03
(linked to the U.S.dollar at the rate of $1 = NIS.0.0003)                             163,477
7-1/2% Cumulative Redeemable Preference "DD" Shares, par value NIS.2.10
(linked to the U.S.dollar at the rate of $1 = NIS.0.0021)                              55,409
Unclassified Shares, par value NIS.0.10                                                    --

     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                               Yes [_]     No [X]

     IF THIS REPORT IS AN ANNUAL OR TRANSITION REPORT, INDICATE BY CHECK MARK IF
THE REGISTRANT IS NOT REQUIRED TO FILE REPORTS PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934.

                               Yes [_]     No [X]

     NOTE- CHECKING THE BOX ABOVE WILL NOT RELIEVE ANY REGISTRANT REQUIRED TO
FILE REPORTS PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF
1934 FROM THEIR OBLIGATIONS UNDER THOSE SECTIONS.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of
1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               Yes [X]     No [_]

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer , or a non-accelerated filer. See definition of
"accelerated filer and large accelerated filer " in Rule 12b-2 of the Exchange
Act. (Check one):

  Large accelerated filer [_] Accelerated filer [_] Non-accelerated filer [X]

     Indicate by check mark which financial statement item the registrant has elected to follow:

                          Item 17 [X]     Item 18 [_]

If this is an annual report, inducate by check mark whether the registrant is a shell company (as defined in (Rule 12b-2 of the Exchange Act).

                               Yes [_]     No [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST
FIVE YEARS)

     Indicate by check mark whether the registrant has filed all documents and reports requuired to be filed by Sections 12, 13 or 15(d) of the Securities and
Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                               Yes [_]     No [_]

                                            TABLE OF CONTENTS

Explanatory Notes                                                                                (ii)
Forward-Looking Statements                                                                       (ii)
Industry and Market Data                                                                        (iii)
Presentation of Financial Information                                                           (iii)
Exchange Rate Information                                                                        (iv)
                                              PART I
Item 1 --    Identity of Directors, Senior Management and Advisers                                  1
Item 2 --    Offer Statistics and Expected Timetable                                                1
Item 3 --    Key Information                                                                        1
Item 4 --    Information on the Company                                                            19
Item 5 --    Operating and Financial Review and Prospects                                          43
Item 6 --    Directors, Senior Management and Employees                                            65
Item 7 --    Major Shareholders and Related Party Transactions                                     78
Item 8 --    Financial Information                                                                 83
Item 9 --    The Offer and Listing                                                                 89
Item 10 --   Additional Information                                                                91
Item 11 --   Quantitative and Qualitative Disclosures About Market Risk                           110
Item 12 --   Description of Securities Other than Equity Securities                               115
                                              PART II
Item 13 --   Defaults, Dividend Arrearages and Delinquencies                                      116
Item 14 --   Material Modifications to the Rights of Security Holders and Use of Proceeds         119
Item 15 --   Controls and Procedures                                                              119
Item 16A --  Audit Committee Financial Expert                                                     121
Item 16B --  Code of Ethics                                                                       121
Item 16C --  Principal Accountant Fees and Services                                               121
Item 16D --  Exemptions from the Listing Standards for Audit Committees                           122
Item 16E --  Purchases of Equity Securities by the Issuer and Affiliated Purchasers               122
                                              PART III
Item 17 --   Financial Statements                                                                 123
Item 18 --   Financial Statements                                                                 123
Item 19 --   Exhibits                                                                             123

                                       i

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

                                       ii

                            INDUSTRY AND MARKET DATA

     Industry statistics and market data used in this annual report were obtained from market research, publicly available information and industry publications. Industry publications generally state that the information contained in them has been obtained from sources believed to be reliable, but that the accuracy and completeness of this information is not guaranteed.
Similarly, industry and market data, while believed to be reliable, have not been independently verified, and we make no representation as to the accuracy of this information.

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
GAAP, see "Item 17. Financial Statements".

     The financial statements for the year ending December 31, 2005 were prepared in "reported amounts", as provided in Standard 12 of the Israel
Accounting Standards Board regarding discontinuance of the adjustment of financial statements to the CPI (Consumer's Price Index). Pursuant to this standard and in accordance with Accounting Standard No. 17 that was published in
December 2002, the adjustment of financial statements to the CPI was discontinued as of January 1, 2004. Until December 31, 2003, we prepared
CPI-adjusted financial statements in accordance with the directives of the
Supervisor of Banks, on the basis of the principles of Opinion No. 36 of the
Institute of Certified Public Accountants in Israel. The adjusted amounts presented in the financial statements as of December 31, 2003 are the basis for the financial statements in reported amounts. Any additions made during the period are included according to their nominal values. For a further discussion of the amounts in our financial statements, see "Note 1.C. Financial Statements in Reported Amounts" to our Financial Statements in Item 17 of this annual report.

     Unless otherwise indicated, information provided in this annual report, including all operating data presented, is as of December 31, 2005.

                                      iii

                            EXCHANGE RATE INFORMATION

     The following table sets forth, for the periods indicated, the average, high, low and end of period exchange rates between the shekel and the U.S.
dollar, expressed as shekels per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel.

                                 AVERAGE(1)         HIGH            LOW         PERIOD END
                                 ----------         ----            ---         ----------
YEAR ENDED
December 31, 2005                  4.488           4.741           4.299          4.603
December 31, 2004                  4.482           4.634           4.308          4.308
December 31, 2003                  4.512           4.924           4.283          4.379
December 31, 2002                  4.736           4.994           4.437          4.737
December 31, 2001                  4.220           4.416           4.067          4.416

                                 AVERAGE(2)         HIGH            LOW         PERIOD END
                                 ----------         ----            ---         ----------
MONTH ENDED
June 30, 2006                      4.472           4.524           4.436          4.440
May 31, 2006                       4.474           4.522           4.428          4.518
April 30, 2006                     4.580           4.671           4.503          4.503
March 31, 2006                     4.689           4.717           4.659          4.665
February 29, 2006                  4.703           4.725           4.664          4.706
January 31, 2006                   4.619           4.658           4.577          4.658
December 31, 2005                  4.612           4.662           4.579          4.603

----------

(1)  The average of the exchange rates on the last day of each month during the applicable year.

(2)  The average of the exchange rates for all days during the applicable month.

As of July 10, 2006, the exchange rate was NIS 4.391 per U.S. dollar, as published by the Bank of Israel.

                                       iv

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
Financial Statements" of this annual report.

                             SELECTED FINANCIAL DATA

                                                         2005      2004     2003           2002       2001
                                                        -----     -----    ------         -----      -----
                                                  (IN MILLIONS OF NIS, EXCEPT PER SHARE DATA AND EXCEPT AS OTHERWISE
                                                                              INDICATED)
                                                           REPORTED AMOUNTS*              ADJUSTED AMOUNTS*
                                                        -------------------------         ----------------
OPERATING DATA:
ISRAELI GAAP
Profit from financing operations before
   allowance for doubtful debts                          61.6      66.2      70.1          79.5      164.0
Allowance for doubtful debts                             44.2      70.2     129.8         401.8      124.5
                                                        -----     -----    ------        ------      -----

Profit (Loss) from financing operations after
   allowance for doubtful debts                          17.4      (4.0)    (59.7)       (322.3)      39.5
                                                        -----     -----    ------        ------      -----

OPERATING AND OTHER INCOME
Operating commission                                      2.2       4.1       6.5          12.3       15.3

Gain (Loss) from investments in shares                   11.3      41.5      10.3          (4.2)       2.2
Other income                                              4.7       4.6       5.5           4.1        4.3
                                                        -----     -----    ------        ------      -----

Total operating and other income                         18.2      50.2      22.3          12.2       21.8
                                                        -----     -----    ------        ------      -----

OPERATING AND OTHER EXPENSES
Salaries and related
expenses                                                 18.2      19.7      33.7          49.7       57.6
Expenses (income) in respect of employee retirement       5.5      (0.8)     (1.5)         35.7          -
Maintenance and depreciation of
   premises and equipment                                 3.8       5.7      11.8          14.7       16.4
Other expenses                                           16.5      20.4      20.7          19.7       19.0
                                                        -----     -----    ------        ------      -----

Total operating and other expenses                       44.0      45.0      64.7         119.8       93.0
                                                        -----     -----    ------        ------      -----

Operating profit (loss) before taxes
   on income                                             (8.4)      1.2    (102.1)       (429.9)     (31.7)
Erosions and adjustments**                                  -         -      (4.5)            -          -
                                                        -----     -----    ------        ------      -----
Operating profit (loss) before taxes
     on income                                           (8.4)      1.2    (106.6)       (429.9)     (31.7)
                                                        -----     -----    ------        ------      -----
Taxes on income(Tax saving)                                 -         -      (2.7)***      (0.4)       0.3
                                                        -----     -----    ------        ------      -----

Operating profit (loss) after taxes
   on income                                             (8.4)      1.2    (103.9)***    (429.5)     (32.0)
                                                        -----     -----    ------        ------      -----

OTHER ITEMS
Special income from the Israeli Treasury, net               -         -         -           6.4       14.9
Share in loss of affiliate, net                             -         -      (0.4)***      (0.5)      (3.3)
Capital gain (loss), net                                    -       0.2      (0.1)***       0.1          -
                                                        -----     -----    ------        ------      -----

Total other items                                           -       0.2       0.5***        6.0       11.6
                                                        -----     -----    ------        ------      -----
Net profit (loss) for the year                           (8.4)      1.4    (104.4)***    (423.5)     (20.4)
                                                        =====     =====    ======        ======      =====

* For an explanation of the terms "Reported Amounts" and "Adjusted Amounts", see page iii of this annual report.

** Erosions and adjustments to the effect of inflation according to the CPI of
December 2003 of income and expenses that were included in the operating profit before taxation in reported amounts.

*** Amounts adjusted to the effect of inflation according to the CPI of December
2003

                                                       2005        2004        2003          2002          2001
                                                    ----------  ----------  -----------   ----------      -------
                                                  (IN MILLIONS OF NIS, EXCEPT PER SHARE DATA AND EXCEPT AS OTHERWISE
                                                                            INDICATED)
                                                             REPORTED AMOUNTS                 ADJUSTED AMOUNTS
                                                    -----------------------------------   -----------------------
OPERATING DATA:
ISRAELI GAAP
GAIN (LOSS) PER SHARE                                   NIS         NIS         NIS           NIS           NIS
                                                    ----------  ----------  -----------   ----------      -------

Per an amount equal to $1 of the
   par value of Class "C" Preference Shares, Class
"CC" Preference Shares and Class "CC1"
Preference shares                                       (0.14)       0.02        (1.79)       (7.23)       (0.27)
"A" Ordinary shares                                     (0.14)       0.02        (1.79)       (7.37)       (0.62)
Ordinary Preferred shares                               (0.14)       0.02        (1.79)       (7.37)       (0.54)

CASH DIVIDEND PER SHARE

" C", "CC" and  "CC1" Preference shares                     -           -            -         0.14         0.30

Participating Preferred Ordinary shares                     -           -            -            -         0.06

U.S. GAAP
Net profit (loss) for the year                           17.1       (20.0)      (157.2)      (334.0)        71.3

LOSS PER SHARE                                          NIS         NIS         NIS          NIS            NIS
                                                    ----------  ----------  -----------   ----------      -------

"A" Ordinary shares                                 (3,983.55)  (3,019.28)  (10,579.77)   (9,603.09)      (62.26)

BALANCE SHEET DATA:
ISRAELI GAAP

Deposits received                                       8,110       8,488        9,742       11,474       13,092
Registered Subordinated Capital Notes                      27          25           28           35           35
Total Liabilities                                       8,193       8,570        9,847       11,665       13,404
Non-participating Preference shares                       330         309          314          334          331
Shareholders' equity                                      197         199          196          276          707
Loans extended                                          7,681       7,993        9,190       10,908       12,223
Deposits with the Israeli Treasury                        865         843          835          871          890
Credit to foreign government                                7          11           21           82          111

Amounts receivable from the Israel Treasury in
      respect of linkage increments and exchange
      differences on the Bank's liabilities                27          25           28           35           35
Total Assets                                            8,721       9,078       10,356       12,274       14,441

                                                       2005        2004        2003          2002          2001
                                                    ----------  ----------  -----------   ----------      -------
                                                  (IN MILLIONS OF NIS, EXCEPT PER SHARE DATA AND EXCEPT AS OTHERWISE
                                                                            INDICATED)
                                                             REPORTED AMOUNTS                  ADJUSTED AMOUNTS
                                                    -----------------------------------   -----------------------
BALANCE SHEET DATA:
U.S. GAAP
Total Assets                                            9,056       9,443       10,830       12,929       15,047
Total Liabilities                                       8,762       9,168       10,525       12,472       14,238
Shareholders' equity                                      294         275          305          457          809

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

WE HAVE ADOPTED A RUN-OFF PLAN PURSUANT TO WHICH OUR OPERATIONS WILL BE WOUND
DOWN DURING THE RUN-OFF PERIOD, WHICH EXPIRES IN 2008.

     After experiencing a severe liquidity crisis in 2002 and an unsuccessful attempt to sell our assets and liabilities thereafter, our Board of Directors adopted a run-off plan on February 27, 2003, which plan was approved, with certain modifications, by the Ministerial Committee for Social and Economic
Affairs of the Government of Israel on July 29, 2003. Pursuant to the terms of the run-off plan and the governmental approval thereof, our assets are to be realized in a controlled manner over a defined period of timenot to exceed thirty-six (36) months from July 29, 2003. On July 26, 2005 our Board of
Directors decided to extend the run-off plan until July 31, 2008 and its decision was approved by the above government committee on October 10, 2005. See
"Item 4. Information on the Company - Business Overview-Adoption of the Run Off
Plan and Amendment of the Special Line of Credit" below for a more detailed description of the run-off plan.

     The terms of the run-off plan under which we are currently operating severely curtail our banking operations. We are precluded from extending new loans to customers or undertaking new banking activities during the run-off period; our operations during the run-off period will be focused on the collection of existing loans.

     During the run-off period, we may use the special line of credit from the
Bank of Israel solely for the bridging of our liquidity needs as required for the fulfillment of our current and banking undertakings. The special line of credit from the Bank of Israel, which contains substantial conditions affecting our operations, is discussed further below and in "Item 4. Information on the
Company - Business Overview." Our ultimate goals during the run-off period are to realize our assets and repay the special line of credit from the Bank of
Israel.

     In the audit report relating to our financial statements for our fiscal year ended December 31, 2005 included in this Annual Report on Form 20-F, our independent public accountants, KPMG, stated that our ability to repay our liabilities depends upon the continuation of the special line of credit from the
Bank of Israel and implementation of the "Run-Off" plan, in addition to the continued forebearance by the Bank of Israel . They added that when our banking license is revoked, we will cease operating as a banking entity.

OUR BANKING LICENSE HAS BEEN RESTRICTED AND IT WILL EXPIRE AS OF AUGUST 1, 2008.

     In his letter dated January 29, 2006, we were notified by the Governor of the Bank of Israel, that the banking license that we received on June 4, 1989 will be restricted so that we cannot engage in any business we did not engage in prior to the date of the license (until the date of the license we engaged in financing investments) and without derogating from the generality of the aforementioned, we will not receive new deposits and will not renew deposits reaching their current date of maturity, other than from shareholders. The
Governor added that our banking license will be revoked as of August 1, 2008.

     UPON THE EXPIRATION OF THE RUN-OFF PERIOD, IT IS UNCLEAR IF WE WILL
CONTINUE TO OPERATE AND, IF WE DO CONTINUE TO OPERATE, IN WHAT FORM WE WILL
CONDUCT OUR OPERATIONS; WE MAY, HOWEVER, CEASE OPERATIONS AT THE END OF THE
RUN-OFF PERIOD AND, IF WE CEASE OPERATIONS, IT IS UNCLEAR WHAT OUR LEGAL STATUS
WILL BE.

     According to the run-off plan approved by the Government, the run-off period expires in July 2008. Pursuant to the notice given by the Governor of the
Bank of Israel, our banking license will expire on August 1, 2008. At the present time, it is unclear what our status will be upon expiration of the run-off period. Upon the expiration of our banking license, we will cease to operate as a banking entity and it is unclear if we will then continue to operate, and if so, how.There are many factors to be considered in connection with our ultimate status following the run-off period, including, without limitation, the amount of remaining loans outstanding as of the expiration of the run-off period, and the input of the Government of Israel, which has assumed responsibility for the special line of credit extended by the Bank of Israel, in exchange for which the floating lien that we provided for repayment of the credit will be assigned in its favor. It is our understanding that the
Government's assuming responsibility for the repayment of the balance of the special line of credit does not derogate from our primary obligation to repay the outstanding balance to the Bank of Israel.

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

     The financial statements included in Item 17 do not include any adjustments that may result from the outcome of the above uncertainty.

IN ACCORDANCE WITH THE RUN-OFF PLAN AND THE NOTICE OF THE GOVERNOR OF THE BANK
OF ISRAEL REGARDING THE RESTRICTION OF OUR BANKING LICENSE , WE HAVE
SUBSTANTIALLY TERMINATED THOSE BANKING OPERATIONS THAT DO NOT RELATE TO THE
COLLECTION OF EXISTING LOANS.

     The run-off plan and the notice of the Governor of the Bank of Israel regarding the restriction of our banking license severely limit our banking operations. We are precluded from extending new loans to customers or from receiving or renewing deposits or otherwise generating new business. We have substantially reduced, and we will continue to reduce, the volume of our remaining operations. Until the expiration of the run-off period, we do not anticipate having any new operating activities.

     Our inability to extend new loans to customers or to receive or renew deposits or otherwise generate new business has had, and will continue to have, an adverse effect on our ability to generate profits during the run-off period.

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

     We ended the years 2001, 2002, 2003 and 2005 with losses and 2004 with a modest profit and, beginning in the first quarter of 2002, we have not had profits from which we could distribute dividends. The last quarterly dividend that we paid in respect of our C shares, our CC shares, our CC1 shares, our D shares and our DD shares was the dividend for the second quarter of 2002, which payment of dividends was made with court approval and approval of the Supervisor of Banks.

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

     The aggregate amount of the accrued and unpaid dividends in respect of our
C shares, our CC shares, our CC1 shares, our D shares and our DD shares
(including a 1.5% participating dividend for C, CC and CC1 shares) as of
December 31, 2005 is NIS 141.8 million, which amount is not recorded in our financial statements. Of this amount, an amount of NIS 40.1 million is in respect of the fiscal year 2005. The aggregate amount of interest that may or may not be accruing to us pursuant to the deposit agreements as of December 31,
2005 is also NIS 141.8 million, which amount is also not recorded in our financial statements. As of March 31, 2006, the aggregate amount of the accrued and unpaid dividends in respect of the above shares is approximately NIS 153.1
million.The non-recording of the above amounts in our financial statements is due to the present uncertainty concerning their eventual payment.

     On September 28, 2004 various financial entities that hold our class C, class CC and/or class CC1 shares filed with the Tel Aviv District Court an originating motion in which the Court is requested to instruct us to pay to our shareholders back dividends at the same rate and relevant quarterly dates as was paid until we last paid a dividend for the second quarter of 2002.

     Our Board of Directors believes the aformentioned matter relating to dividends is related to the question of whether, under the circumstances of a non-distribution of dividends, interest on the perpetual deposits of the Bank with the Israeli Treasury accrues in favor of the Bank. Since the responses received at the time from the Ministry of Finance in this matter have been unclear and insufficient, we filed an originating motion with the Tel Aviv
District Court seeking a declaratory judgment against the State and the aformentioned financial entities which would provide that the interest on the perpetual deposits is indeed accrued in favor of the Bank, as is the position of our Board of Directors on this matter. Following the requests of our Bank and the aforementioned financial entities, the Court ordered that the hearing on the two originating motions be consolidated. In the reply of the Minister of Finance to the originating motions prior to a preliminary hearing that was held on
January 12, 2006, the Minister of Finance announced that his position is that the interest on the perpetual deposits does not accrue in our favor when we do not distribute a dividend, and that even so, in light of our circumstances, there is no justification for our distributing a dividend. On March 23, 2006, the Court ruled that it will first hear arguments and give its decision regarding the issue of the accrual of the interest on our deposits with the
Treasury, since such a decision will advance the hearing and the decisions regarding the other relevant issues. The fundamental position of our Board of
Directors is that if the interest does not accrue on the perpetual deposits, the
Board of Directors will reconsider its position regarding renewal of the dividend distribution, subject to the legal and regulatory restrictions applicable to the Bank in this respect, including the need to receive approvals and to amend our articles.

     See Notes 15 and 20 to the financial statements in Item 17 of this annual report for additional details regarding this originating motion, the cessation of dividend distribution and the matter of the accrued interest on the perpetual deposits with the Israeli Treasury.

     Under the circumstances, it is unclear when or if the payment of dividends will be resumed. We do not know when a definitive decision with respect to the accrual of interest under the deposit agreements will be made.

TO CONTINUE OUR LIMITED OPERATIONS DURING THE RUN-OFF PERIOD, WE ARE DEPENDENT
ON A SPECIAL LINE OF CREDIT EXTENDED BY THE BANK OF ISRAEL.

     In August 2002, as a result of the liquidity crisis we experienced at that time, we started drawing on our account with the Bank of Israel. The Governor of the Bank of Israel had notified us on September 9, 2002 of his decision to extend to us a special line of credit, in order to permit us to continue our ongoing operations, and the line was actually granted on November 14, 2002. In connection with the governmental approval of the run-off plan in July 2003 and its extension of the plan in October 2005, the special line of credit extended by the Bank of Israel was amended and restated to provide funding for us throughout the run-off period, subject to certain covenants and commitments. In accordance with the governmental approval of the run-off plan, the Government of
Israel has: 1) assumed responsibility for the repayment of the special line of credit as of July 1, 2005, subject to the condition that the interest on the special line of credit will not exceed, until the expiration of the run-off plan, the "Bank of Israel's InterestRate"; and undertaken that if upon the expiration of the run-off plan, there shall remain an unpaid balance of the special line of credit, the government will repay such balance to the Bank of
Israel by July 31, 2008. See "Item 4. Business Overview" below for a discussion of the terms of the special line of credit from the Bank of Israel.

     In accordance with the run-off plan under which we are currently operating, we are precluded from extending new loans to customers during the run-off period. Our activities during the run-off period focus on the collection of existing loans. In addition, the terms of the special line of credit impose significant restrictive operating covenants on us, and following the notice from the Governor of the Bank of Israel from January 29, 2006, regarding the limitation of our banking license, we are precluded from carrying on business activities which we did not engage in prior to the granting of our license (June
4, 1989). This means that among other things, we are precluded from receiving or renewing deposits. Our failure to comply with the covenants contained in our special line of credit could result in an event of default or a termination of the special line of credit, either of which could materially and adversely affect our operating results and our financial condition.

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

IN CONNECTION WITH THE RUN-OFF PLAN, OUR BANKING LICENSE MAY BE FURTHER LIMITED
BY THE BANK OF ISRAEL.

     In the letter of the Governor of the Bank of Israel dated October 30, 2005 regarding the extension of the special line of credit until the end of the extended run-off plan (July 31, 2008), it was noted that if the Bank of Israel should see fit, and to the extent required at its sole discretion, additional restrictions regarding our operations in addition to those specified in the aforementioned letter will be considered, whether or not as a result of non-conformity with the objectives of the "Run-Off" plan.

     Any further limitation on our business activities could have a material adverse effect on our remaining business, financial condition or results of operations.

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

     As stated above, our main operations during the run-off period relate to the collection of existing loans. Credit risk is, therefore, a substantial risk during the run-off period because our ability to collect on existing loans will affect our financial results.

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

     We intend to diligently collect our existing loans and, in connection therewith, we may commence litigation with respect to those collections if necessary. As a result, we may have more expenses in connection with collecting existing loans during the run-off period.

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

SINCE OUR LOAN PORTFOLIO IS CONCENTRATED IN ISRAEL, ADVERSE CHANGES AFFECTING
THE ISRAELI ECONOMY COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

     Our loan portfolio is concentrated in Israel. As of December 31, 2005, nearly 100% of our loans were made to Israeli resident borrowers. Therefore, adverse changes affecting the Israeli economy would likely have a significant adverse impact on our loan portfolio and, as a result, on our financial condition, cash flows and results of operations.

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

OUR MANAGEMENT HAS IDENTIFIED CERTAIN ISSUES RELATING TO THE PROCESSING AND
REPORTING OF INFORMATION AS REQUIRED BY THE RULES AND REGULATIONS OF THE SEC, AS
DESCRIBED MORE FULLY IN ITEM 15.

     Our management has concluded that our disclosure controls and procedures were, as of the end of the period covered by this annual report, effective to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized, reported and communicated to our management as appropriate to allow timely decisions regarding required disclosure. In reaching that conclusion, our management identified certain issues relating to the processing and reporting of information, as discussed below in Item 15. One of those issues mentioned in Item 15 is that our system of financial reporting was not designed to reconcile, our financial statements (which are prepared in accordance with Israeli GAAP) with U.S. GAAP in accordance with the requirements of Form 20-F. To address this issue, our accounting personnel have outlined the issues relevant to the reconciliation of our financial statements to U.S. GAAP and the methods of preparing such a reconciliation. In addition, we have retained U.S. counsel to advise as to the requirements of Form 20-F and related
SEC rules and regulations. In preparing the reconciliation of our financial statements, our accounting personnel were guided by the experience they acquired in the preparation of previous annual reports. Our accounting personnel have indicated that they will regularly consult with, and seek the assistance of, outside accounting advisors in connection with the required reconciliation of our financial statements to U.S. GAAP. Moreover, they will periodically seek from such outside accounting advisors relevant updates regarding SEC and PCAOB rules and regulations relating to reconciliation to U.S. GAAP. A discussion of these and other issues can also be found in Item 15.

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

     The principal amount of our outstanding capital notes as of December 31,
2005 was $5,834,245.

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
We have pledged (by a floating charge) a substantial portion of our assets in favor of the Bank of Israel, as collateral for the repayment of the special line of credit. We have also pledged in favor of some other Israeli banks certain deposits we have deposited with them, in order to secure our obligations to them. We are not aware of any unsecured indebtedness or obligations which by their terms are senior in right of payment to the capital notes. However, under
Israeli law, certain types of indebtednesses of a company are deemed to have priority, in the event of winding up or receivership proceedings ,over regular unsecured debts, such as indebtedness to employees, indebtedness to the income tax authorities, and rental obligations. The amount of the secured debt ranking prior to the right of payment to the notes, as of December 31, 2005, was NIS
1,034 million.

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

THE TRADING ON THE TEL AVIV STOCK EXCHANGE IN OUR ORDINARY PREFERRED SHARES AND
CERTAIN CLASSES OF OUR PREFERRED SHARES MAY BE RESTRICTED AND THESE SHARES MAY
EVENTUALLY BE DELISTED.

     Our preferred ordinary shares, our C, CC, and CC1 shares and our capital notes are traded on the Tel Aviv Stock Exchange (TASE). Pursuant to the rules and procedures adopted by the TASE, securities of a company which are traded on the exchange must abide by certain preservation requirements concerning the minimum value of the public's holdings in such class of securities, the minimum rate of the public's holdings of such class of securities and the minimum capital of the company. Securities are reviewed every six months to see if they comply with the preservation requirements. If a class of securities fails to comply with the preservation requirements on two consecutive reviews, it is moved to a special list (the "preservation list") and, thereafter, is traded on a limited basis. If within 12 months of being placed on the preservation list the securities do not fulfill the conditions to enable their return to regular trading, then (subject to certain provisions which allow an extension of the above 12 month time frame), the class of securities will be de-listed from trading.

     Following implementation of Accounting Standard No. 22, "Financial
Instruments: Disclosure and Presentation", as from January 1, 2006 preference shares of classes C, CC and CC1 that are included in the shareholders' equity are reclassified as liabilities in respect of profit-participating preference shares. Following this reclassification, our shareholders' equity decreased as of January 1, 2006 by the amount of NIS 204.1 million and became a shareholders'
deficit in the amount of NIS 7.0 million. According to the by-laws of the Tel
Aviv Stock Exchange, if shareholder equity, during four consecutive financial statements (including quarterly statements), is less than NIS 2 million and the value of public's holdings in the company is less than NIS 24 million, the company's shares will be moved to the preservation list. It should be noted that as of July 10, 2006, the value of the public's holdings in our shares is approximately NIS 80 million. For further information on our shareholders'
equity and Accounting Standard No. 22, see "Item 5. Operating and Financial
Review and Prospects - B. Liquidity and capital resources - Equity Capital".

     While we believe that we are currently in compliance with the preservation requirements, there can be no assurance that, as a result of a decrease in the value of the public's holdings or otherwise, we will continue to be in compliance with those requirements. If our shares or our capital notes traded on the TASE were to be moved to the preservation list or delisted, their liquidity would be adversely affected.

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

POLITICAL AND ECONOMIC CONDITIONS IN ISRAEL MAY LIMIT OUR ABILITY TO CONTINUE
OUR OPERATIONS DURING THE RUN-OFF PERIOD. THIS COULD RESULT IN A MATERIAL
ADVERSE EFFECT ON OUR REMAINING OPERATIONS AND BUSINESS.

     We are incorporated under the laws of the State of Israel, where we also maintain our offices. Political, economic and security conditions in Israel directly influence us. Since the establishment of the State of Israel in 1948,
Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel's international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our remaining operations and business.

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
- 1970 (Israel). Under Israeli law, the class action has to be approved by the court. The court has not yet approved this class action. In 2005, we and the plaintiff entered a mediation process, which was not successful. On May 17,
2005, the court decided to grant the motion of the above plaintiff for discovery of documents and ordered us to produce most of the requested documents, including minutes of the meetings of our Board of Directors and our credit committee, audit reports of the Supervisor of Banks, and specific correspondence. We appealed this decision and on March 9, 2006 our appeal was denied by the District Court. On April 3, 2006, we filed a motion to the Supreme
Court to grant leave to appeal the denial of our appeal of the discovery order.
On May 17, 2006, the Supreme Court ruled that plaintiff answer the motion by
June 7, 2006 and ordered that the discovery be stayed until a further decision.

     In March 2003, a derivative action was filed against us and certain of our present and former officers and directors. The derivative action alleges that the officers and directors breached their duty of care to us and were negligent in carrying out their duties. Under Israeli law, the derivative action has to be approved by the court. The parties' witnesses were cross-examined on May 26,
2005 and the last written summations were filed during the last quarter of 2005.
On June 18, 2006, the Court rendered its decision rejecting the motion to certify the derivative action and awarded the respondents legal fees in the amount of NIS 40,000. The plaintiff has the right to appeal the above decision and we must wait until the end of the statutory time period to see if in fact this action is conclusively terminated.

     On June 1, 2005, we received notices from counsels to our insurers that our insurers have reservations as to the validity of the insurance coverage for these two actions and that they reserve their rights in this matter. The bank categorically rejects these reservations and intends to enforce its rights against the insurers.

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

POTENTIAL CLAIMS RELATING TO OUR BANKING OPERATIONS COULD HAVE A MATERIAL
ADVERSE EFFECT ON OUR BUSINESS.

     We may be subject to claims relating to our banking operations. Our agreements with our business customers generally contain provisions designed to limit our exposure to potential claims, but these provisions may be declared void or modified by the court, if the court determines that they are prejudicial in accordance with the Standard Contracts Law -1982 (Israel). We also maintain an insurance policy. However, our insurance may not cover all relevant claims or may not provide sufficient coverage. Our remaining business, financial condition and operating results could be materially adversely affected if costs resulting from future claims are not covered by our insurance or exceed our coverage.

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
Our registered office is located at 82 Menachem Begin Road, Tel-Aviv, Israel
67138, and our telephone number is 972-3-6272727. Our corporate website can be accessed through WWW.IDBI.CO.IL. The information found on our corporate website is, however, not part of this annual report. Our agent in the United States regarding our C,CC, D and DD shares is Mellon Financial Services Inc., located at 480 Washington Boulevard, Jersey City, New Jersey 07310. Our agent in the
United States regarding our capital notes is JPMorgan Chase Bank, located at 4
New York Plaza, 15th floor, New York, N.Y. 10004.

     We are owned primarily by the Government of Israel, Bank Leumi Le-Israel,
Israel Discount Bank and Bank Hapoalim. The Government of Israel holds approximately 79% of our equity and approximately 45.78% of our outstanding voting rights.The Government of Israel and the three largest banks in Israel,
Bank Hapoalim, Bank Leumi and Israel Discount Bank, collectively hold approximately 90% of our voting rights.

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

     The balance of the public's deposits with us sharply declined in the third quarter of 2002. The balance of the public's deposits with us was NIS 3,597 million as of June 30, 2002 and, by December 31, 2002, the balance had declined to NIS 1,291 million, a NIS 2,306 million decrease over 6 months. As a result of the increased withdrawals of deposits by the public, we experienced a severe liquidity crisis. The decline in the public's deposits continued since then and as of December 31, 2005, the balance of the public's deposits with us had further declined to only NIS 178 million and as of March 31, 2006 was NIS 118 million.

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

     We were unable to consummate the sale of our asset and liability portfolio
"en bloc" and within a short time frame and, on February 27, 2003, our board of directors adopted a run-off plan for our business, which plan was approved, with certain modifications, by the Government of Israel, for a period ending on July
29, 2006. On July 26, 2005, our Board of Directors decided to extend the term of the run-off plan until July 31, 2008, and on October 10, 2005, the government of
Israel approved the extension of the plan until that date. We are currently operating under the terms of the run-off plan. The ultimate goal of the run-off plan is the controlled disposal of our credit assets over a period which will expire on July 31, 2008. For a more detailed description of the run-off plan and the amendments to the special line of credit, see "Adoption of the Run-Off Plan and Amendment of the Special Line of Credit" below.

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

     On September 9, 2002, the Governor of the Bank of Israel notified us that he had decided to extend to us a special line of credit. According to the terms of the special line of credit as initially extended,the interest rate on the special line of credit (which was to be charged quarterly) was set by the
Governor of the Bank of Israel at a rate equal to the Bank of Israel Rate plus
3%. In addition, we were required to pay the Bank of Israel a commission at an annual rate of 1% (which was to be charged monthly) in respect of the unutilized amount of the special line of credit. The special line of credit was available through the earlier of May 10, 2003 or the date of the sale of our asset and liability portfolio.

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

     The pledge in favor of the Bank of Israel does not apply to all of our assets. The assets that were not pledged to the Bank of Israel included the following: (a) loans and credits guaranteed by the State of Israel with a total balance sheet value of approximately NIS 6.4 billion as of December 31, 2005,
(b) our perpetual deposit with the Ministry of Finance in respect of the DD shares, and (c) deposits with other banking institutions in Israel and/or abroad, and/or with brokers in Israel and/or abroad, that we make from time to time in order to secure those of our liabilities to such banking institutions and/or brokers that were created after November 14, 2002.

     On November 13, 2002, our Board of Directors approved a process intended to result in the sale of our asset and liability portfolio. Our Board of Directors approved the sale as an "en bloc" sale to one or more purchasers. However our
Board of Directors soon realized that there was little interest on the part of potential buyers in the proposed sale of our asset and liability portfolio, and the information room which was opened in connection with the proposed sale was closed at the end of January 2003 without any potential buyer having commenced a due diligence review.

ADOPTION OF THE RUN-OFF PLAN AND AMENDMENT OF THE SPECIAL LINE OF CREDIT

     When it became apparent that the proposed "en bloc" sale of our assets and liabilities within a short time frame would not be consummated, our Board of
Directors decided to entertain other alternatives to such a sale. At its meeting on February 27, 2003, our Board adopted the principles of a proposed run-off plan,the components of which included, among other things, (a) a supervised and gradual realization of our credit assets, to be conducted over a period ending on December 31, 2006, (b) a significant reduction in manpower and in operating expenses and (c) the continuation of the special line of credit by the Bank of
Israel during the period of the run-off. At the same meeting, our board approved a detailed efficiency plan formulated by our management. The efficiency plan included extensive cutbacks in operating expenses and manpower, including termination and reduction of banking services unrelated to the collection of existing loans.

     On July 29, 2003 the Ministerial Committee for Social and Economic Affairs
of the Government of Israel approved the run-off plan with certain modifications, including fixing the implementation period of the plan at three years, from July 29, 2003. In connection with the above governmental approval of the run-off plan, the Bank of Israel agreed on September 1, 2003 to amend the terms of the special line of credit and continue to extend the special line of credit to us for a period of 36 months until August 1, 2006. Under the amended terms the interest rate on the utilized portion of the special line of credit was set at the interest rate of the Bank of Israel, subject to "the fulfillment of all the conditions, including that which is stipulated in the government's resolution regarding the date of completion and return of the deposits to the public and the realization of the bank's assets".

     On July 26, 2005 the Bank's Board of Directors discussed a document that had been prepared regarding the extension of the "Run-Off" plan. In light of the document's conclusion regarding the advantages of extending the plan, the Board of Directors approved extension of the plan until July 31, 2008, and its continued implementation on the basis of the plan that was presented before it.
Furthermore, the Bank's Board of Directors decided that due to the reduction in the Bank's activity pursuant to the "Run-Off" plan and the date to which the plan was extended, the Bank would notify the Governor of the Bank of Israel that it agrees that its banking license be restricted in a manner that reflects its reduced activity as derived from the "Run-Off" plan, including the non-acceptance of new deposits and the non-renewal of existing deposits that have reached maturity, and to the restricted license specifying that it is valid until the end of the plan (July 31, 2008).

     On October 10, 2005 the Ministerial Committee for Social and Economic
Affairs (the Social Economic Cabinet) approved the extension of the Bank's
"Run-Off" plan. The main principles of the Committee's decision from are as follows:

     o    The assets of the Bank are to be realized in a supervised process and over a period ending by July 31, 2008, in the framework of the
          "Run-Off" plan approved by the Bank's Board of Directors and with the changes to be determined by the Accountant General and the Government
          Companies Authority.

     o    The maximum amount of the special line of credit will at no time exceed NIS 1.25 billion and over the period of executing the Run-Off plan it will not exceed the amounts approved by the Bank of Israel.

     o    The Bank will not use the special line of credit or other sources for the purpose of providing new credit.

     o    The Government is responsible for the repayment of the special line of credit as from July 1, 2005, on the condition that the interest on the credit line until the end of the plan shall not exceed the Bank of
          Israel Rate.

     o    If at the end of the Run-Off plan there remains an unpaid balance of the special line of credit, the Government will repay the balance to
          Bank of Israel by July 31, 2008. In exchange for its repayment of the credit balance, the collateral that was provided by the Bank for repayment of the credit line will be assigned to the Government.

     We are presently operating under the terms of the "Run-Off" plan.

     Following the approval by the government of Israel of the extension of the
"Run-Off" plan, the Governor of the Bank of Israel notified us, in his letter of
October 30, 2005, of his decision to extend the special line of credit granted to us by the Bank of Israel until July 31, 2008, and of the new terms that will apply to the credit line. The terms of the special line of credit impose significant restrictive operating covenants on us. The main terms of the special line of credit, as they presently apply, and the main restrictions thereunder are as follows:

          o The credit line will be in effect until no later than July 31, 2008.

          o The maximum amount of the credit line will at no time exceed NIS
     1.25 billion and it will decline gradually in accordance with a forecast that was attached to the notice of the Governor of the Bank of Israel regarding extension of the line until July 31, 2008.

          o The Bank will be allowed to continue to use the credit line in order to meet the liquidity needs it has for fulfilling its current banking obligations.

          o The interest on the utilized credit will be the Bank of Israel Rate.

          o Any significant administrative expense that deviates from the Bank's ordinary course of business and has an effect on its business results will require the approval of the Bank of Israel.

          o Limitations were set on the Bank's volume of activity with respect to making and pledging deposits with banks.

     In the letter of the Governor of the Bank of Israel dated October 30, 2005 it was noted that if the Bank of Israel should see fit, and to the extent required at its sole discretion, additional restrictions regarding the Bank's operations in addition to those specified in the aforementioned letter will be considered, whether or not as a result of non-conformity with the objectives of the "Run-Off" plan.

     The outstanding balance of the special line of credit from the Bank of
Israel, not including interest accrued but not yet charged, was NIS 2.12 billion as of December 31, 2003, NIS 1.389 billion as of December 31, 2004, NIS 1.028 billion as of December 31, 2005 and NIS 914 million as of May 31, 2006.

     In his letter dated January 29, 2006 we were notified by the Governor of the Bank of Israel as follows:

     o    The banking license that we received on June 4, 1989 will be restricted so that we cannot engage in any business we did not engage in prior to the date of the license (until the date of the license we engaged in financing investments) and without derogating from the generality of the aforementioned, we will not receive new deposits and will not renew deposits reaching their current date of maturity, other than from shareholders.

     o    Our banking license will be revoked as of August 1, 2008.

CURRENT OPERATIONS UNDER THE RUN-OFF PLAN

     We have petitioned the Bank of Israel to reimburse us for certain interest payments that we previously made. Prior to the amendment of the special line of credit on September 1, 2003 (in connection with the adoption and approval of the run-off plan), the interest rate on the amounts outstanding on the credit we drew from the Bank of Israel was (a) the Bank of Israel Rate plus 5% from August
2002 to November 13, 2002 and (b) the Bank of Israel Rate plus 3% from November
13, 2002 to July 29, 2003. Additionally, we paid a high interest rate on liquidity deficits that occurred from time to time in our account with the Bank of Israel. As amended, the special line of credit has an interest rate on outstanding amounts equal to the Bank of Israel Rate. We have requested that the
Bank of Israel reimburse us for the difference between the amount of interest that we paid at the previous interest rates between August 2002 and July 2003 and the amount of interest that we would have paid at the new interest rate
(Bank of Israel Rate) during the same time period. The total amount that we have requested to be reimbursed, with interest thereon, as of December 31, 2005 is
NIS 72 million. Despite the fact that our previous requests in this matter have been denied by the Governor of the Bank of Israel, we continue to claim the reimbursement.

     As a result of our considerable efforts to collect existing loans, we have significantly reduced the aggregate amount of our outstanding loans to the public. This balance (not including a loan to the Israel Electric Corporation
Ltd. guaranteed by the State of Israel and granted out of a deposit that the
State of Israel has deposited with us for that purpose), which at December 31,
2001 amounted to NIS 5,238 million, was reduced to NIS 3,984 million at December
31, 2002, to NIS 2,784 million at December 31, 2003, to NIS 1,826 million at
December 31, 2004 and to NIS 1,276 million at December 31, 2005. Even when we take into consideration the allowances for doubtful debts provided for during this period (and which are deducted from the amount of our outstanding loans), this still represents a collection of considerable loan amounts.

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

     Following the liquidity crisis that we experienced in the third quarter of
2002 and the implementation of our run-off plan, we are presently able to borrow only by drawing on the special line of credit extended to us by the Bank of
Israel. The special line of credit is available to us only in shekels at a variable rate of interest equal to the Bank of Israel Rate and for a period expiring on July 31, 2008. We are, therefore, unable to maintain a balance in currency and linkage bases, in maturities and in interest rates, with respect to our assets and liabilities.

     In order to reduce our exposure to the risks resulting from these circumstances, we are carrying out swap transactions with other banks and with the Bank of Israel.

     For further discussion of our risk management, see "Item 11-Quantitative and Qualitative Disclosures About Market Risk" below.

     The reduction in our operations was accompanied by a reduction in our staff. The number of employees, which as of January 1, 2002 was 170, was reduced to 79 by December 31, 2003, and was further reduced to 53 by December 31, 2005.

     In addition to the significant reduction in payroll expenses because of the reduction in the number of employees and the salary reductions that were implemented at the beginning of 2003, we also took steps to significantly reduce operating costs. We relocated to new offices in September 2003. The new office space is two-thirds smaller than the previous office space that we rented and the rent per square meter of the new office space is significantly lower than the rent we had been paying. We have also outsourced our computer services in order to reduce our computer expenses. We maintain close and continuous contacts with the Bank of Israel and the Government of Israel. In accordance with the run-off plan, the efficiency plan and the limitation imposed on our banking license, we will refrain from extending new loans to customers and our activities will concentrate on collection of the existing loan portfolio. Our policy is to act diligently in all matters relating to collection of problematic debts, and in connection with such policy, we have incurred significant collection costs and legal fees.

     Since the Governor of the Bank of Israel has announced that our bank license will expire on August 1, 2008, we will cease on that date to operate as a banking entity. We expect that the Government of Israel will ultimately decide what our status will be upon expiration of the run-off period. We do not know when the Government of Israel will make a definitive decision with respect to our status after the expiration of the run-off period. We note, however, that our status at the expiration of the run-off period is uncertain and that we may cease operations at that time. The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed when we cease to operate as a banking entity.

AVERAGE BALANCE SHEETS AND INTEREST RATES

The following tables show our average balance sheets and interest rates for the three years ending on December 31, 2005, 2004 and 2003.

AVERAGE BALANCE SHEETS AND INTEREST RATES(1)

                                                                    2005                                         2004                                        2003
                                                     ------------------------------------       -------------------------------------       --------------------------------------
                                                                  FINANCING      RATE OF                      FINANCING      RATE OF                      FINANCING       RATE OF
                                                     AVERAGE       INCOME         INCOME        AVERAGE         INCOME        INCOME        AVERAGE         INCOME         INCOME
                                                    BALANCE (2)  (EXPENSES)     (EXPENSES)     BALANCE (2)    (EXPENSES)    (EXPENSES)     BALANCE (2)    (EXPENSES)     (EXPENSES)
                                                     --------     --------       --------       --------       --------      --------       --------       --------       --------
                                                       REPORTED AMOUNTS                            REPORTED AMOUNTS                            REPORTED AMOUNTS
                                                     ---------------------       --------       -----------------------      --------       -----------------------       --------
                                                         NIS MILLIONS               %                NIS MILLIONS               %                NIS MILLIONS                 %
                                                     ---------------------       --------       -----------------------      --------       -----------------------       --------
ISRAELI CURRENCY - NON-LINKED
ASSETS
Credit to the Public                                    587.3         33.1           5.64          914.2           63.2          6.91        1,277.4          141.2          11.05
Credit to governments                                       -            -              -              -              -             -            0.2              -            1.2
Deposits with Bank of Israel                              8.5            -              -           10.8            0.1          0.93           11.2            0.1           1.13
Deposits with banks                                      22.5          0.9           4.00           16.1            0.8          4.97            8.0            0.8           9.49
Debentures                                                0.6          0.1          16.67            1.3            0.1          7.69            1.8            0.2          11.25
                                                     --------     --------                      --------       --------                     --------       --------
Total assets before effect of derivatives               618.9         34.1           5.51          942.4           64.2          6.81        1,298.6          142.3          10.96
Effect of derivatives ALM (3)                           288.4         11.6           4.01          524.3           34.4          6.56          674.0           66.7           9.90
                                                     --------     --------                      --------       --------                     --------       --------
Total assets after effect of derivatives                907.3         45.7           5.04        1,466.7           98.6          6.72        1,972.6          209.0           10.6
                                                     ========     ========       ========       ========       ========      ========       ========       ========       ========

LIABILITIES
Deposits of the public                                  163.7         (5.5)         (3.36)         231.0          (10.8)        (4.67)         239.0          (21.5)         (8.99)
Deposits of Bank of Israel                            1,172.0        (43.0)         (3.67)       1,715.6          (72.6)        (4.23)       2,109.4         (219.0)        (10.38)
                                                     --------     --------                      --------       --------                     --------       --------
Total liabilities                                     1,335.7        (48.5)         (3.63)       1,946.6          (83.4)        (4.28)       2,348.4         (240.5)        (10.24)
                                                     ========     ========       ========       ========       ========      ========       ========       ========       ========
INTEREST MARGIN NOT INCLUDING DERIVATIVES                                            1.88                                        2.53                                         0.72
INTEREST MARGIN INCLUDING DERIVATIVES                                                1.41                                        2.44                                         0.36
ISRAELI CURRENCY -LINKED TO THE CPI

ASSETS
Credit to the Public                                    663.4         54.2           8.17          923.0           60.9          6.59        1,237.0           61.2           4.95
Credit to governments                                    10.0          0.3           3.00           17.9            0.1          0.55           29.6              -              -
Deposits with banks                                      19.6          1.5           7.65           25.7            1.6          6.22           31.9            1.4           4.46
Debentures                                                2.6          0.2           7.69            7.9            0.5          6.33           23.9            1.2           4.88
                                                     --------     --------                      --------       --------                     --------       --------
Total assets                                            695.6         56.2           8.08          974.5           63.1          6.48        1,322.4           63.8           4.82
                                                     ========     ========       ========       ========       ========      ========       ========       ========       ========
LIABILITIES
Deposits of the public                                  116.5         (8.3)         (7.12)         221.2          (12.5)        (5.65)         462.5          (20.0)         (4.32)
Deposits of the Government                              362.7        (18.0)         (4.96)         394.2          (12.9)        (3.27)         578.4          (12.0)         (2.08)
Deposits of banks                                           -            -              -            2.1           (0.1)        (4.76)          54.3           (1.0)          (1.8)
                                                     --------     --------                      --------       --------                     --------       --------
                                                        479.2        (26.3)         (5.49)         617.5          (25.5)        (4.13)       1,095.2          (33.0)         (3.01)
Effect of derivatives ALM (3)                            92.3         (4.2)         (4.57)         194.4           (8.9)        (4.58)          88.8           (2.8)         (3.15)
                                                     --------     --------                      --------       --------                     --------       --------
Total liabilities                                       571.5        (30.5)         (5.34)         811.9          (34.4)        (4.24)       1,184.0          (35.8)         (3.02)
                                                     ========     ========       ========       ========       ========      ========       ========       ========       ========
INTEREST MARGIN NOT INCLUDING DERIVATIVES                                            2.59                                        2.35                                         1.81
INTEREST MARGIN INCLUDING DERIVATIVES                                                2.74                                        2.24                                         1.80

AVERAGE BALANCE SHEETS AND INTEREST RATES (CONT'D)(1)

                                                                    2005                                         2004                                        2003
                                                     ------------------------------------       -------------------------------------       --------------------------------------
                                                                  FINANCING      RATE OF                      FINANCING      RATE OF                      FINANCING       RATE OF
                                                     AVERAGE       INCOME         INCOME        AVERAGE         INCOME        INCOME        AVERAGE         INCOME         INCOME
                                                    BALANCE (2)  (EXPENSES)     (EXPENSES)     BALANCE (2)    (EXPENSES)    (EXPENSES)     BALANCE (2)    (EXPENSES)     (EXPENSES)
                                                     --------     --------       --------       --------       --------      --------       --------       --------       --------
                                                       REPORTED AMOUNTS                            REPORTED AMOUNTS                            REPORTED AMOUNTS
                                                     ---------------------       --------       -----------------------      --------       -----------------------       --------
                                                         NIS MILLIONS               %                NIS MILLIONS               %                NIS MILLIONS                 %
                                                     ---------------------       --------       -----------------------      --------       -----------------------       --------
FOREIGN CURRENCY-DOMESTIC OPERATIONS (4)
ASSETS
Credit to the Public                                  6,691.0        892.1          13.33        7,071.6          400.6          5.66        7,609.8          149.6           1.97
Credit to governments                                    29.5          0.7           2.37           44.8            1.0          2.33           97.1           (2.3)         (2.33)
Deposits with Bank of Israel                              1.0            -              -            1.0              -             -           13.7           (0.2)         (1.28)
Deposits with banks                                      53.5          5.8          10.84           43.3            0.5          1.15           52.3           (1.5)         (2.95)
Debentures                                                  -            -              -            0.1           (0.1)      (100.00)           1.7            0.2          10.86
                                                     --------     --------                      --------       --------                     --------       --------
                                                      6,775.0        898.6          13.26        7,160.8          402.0          5.61        7,774.6          145.8           1.88
Effect of derivatives ALM (3)                            57.2          7.1          12.36          127.2           16.9         13.29          179.1            6.7           3.73
                                                     --------     --------                      --------       --------                     --------       --------
Total assets                                          6,832.2        905.7          13.26        7,288.0          418.9          5.75        7,953.7          152.5           1.92
                                                     ========     ========       ========       ========       ========      ========       ========       ========       ========
LIABILITIES
Deposits of the public                                   29.1         (1.7)         (5.84)          80.1           (0.7)         (0.9)         146.1            2.2           1.48
Deposits of the Government                            6,471.1       (883.6)        (13.65)       6,648.8         (372.1)        (5.60)       6,793.5         (110.7)         (1.63)
Deposits of banks                                        19.6          0.7           3.57           30.4           (2.6)        (8.55)         154.2            4.7           3.10
                                                     --------     --------                      --------       --------                     --------       --------
                                                      6,519.8       (884.6)        (13.57)       6,759.3         (375.4)        (5.55)       7,093.8         (103.8)         (1.46)
Effect of derivatives ALM (3)                           253.3        (11.9)         (4.70)         457.1          (38.0)        (8.31)         764.3          (28.5)         (3.73)
                                                     --------     --------                      --------       --------                     --------       --------
Total liabilities                                     6,773.1       (896.5)        (13.24)       7,216.4         (413.4)        (5.73)       7,858.1         (132.3)         (1.68)
                                                     ========     ========       ========       ========       ========      ========       ========       ========       ========
INTEREST NARGIN NOT INCLUDING DERIVATIVES                                           (0.31)                                       0.06                                         0.42
INTEREST MARGIN INCLUDING DERIVATIVES                                                0.02                                        0.02                                         0.24
TOTAL
Monetary assets generating financial income           8,089.5        988.9          12.22        9,077.7          529.3          5.83       10,395.6          351.9           3.38
Effect of derivatives ALM (3)                           345.6         18.7           5.41          651.5           51.3          7.87          853.1           73.4           8.62
                                                     --------     --------                      --------       --------                     --------       --------
Total monetary assets generating financing
income                                                8,435.1      1,007.6          11.95        9,729.2          580.6          5.97       11,248.7          423.5           3.78
                                                     ========     ========       ========       ========       ========      ========       ========       ========       ========

Monetary liabilities generating financing
expenses                                              8,334.7       (959.4)        (11.51)       9,323.4         (484.3)        (5.19)      10,537.4         (377.3)         (3.58)
Effect of derivatives ALM (3)                           345.6        (16.1)         (4.66)         651.5          (46.9)        (7.20)         853.1          (31.3)         (3.69)
                                                     --------     --------                      --------       --------                     --------       --------
Total liabilities generating financing expenses       8,680.3       (975.5)        (11.24)       9,974.9         (531.2)        (5.33)      11,390.5         (408.6)         (3.59)
                                                     ========     ========       ========       ========       ========      ========       ========       ========       ========
INTEREST NARGIN NOT INCLUDING DERIVATIVES                                            0.71                                        0.64                                         0.20
INTEREST MARGIN INCLUDING DERIVATIVES                                                0.71                                        0.64                                         0.19

AVERAGE BALANCE SHEETS AND INTEREST RATES (CONT'D)(1)

                                                                    2005                                         2004                                        2003
                                                     ------------------------------------       -------------------------------------       --------------------------------------
                                                                  FINANCING      RATE OF                      FINANCING      RATE OF                      FINANCING       RATE OF
                                                     AVERAGE       INCOME         INCOME        AVERAGE         INCOME        INCOME        AVERAGE         INCOME         INCOME
                                                    BALANCE (2)  (EXPENSES)     (EXPENSES)     BALANCE (2)    (EXPENSES)    (EXPENSES)     BALANCE (2)    (EXPENSES)     (EXPENSES)
                                                     --------     --------       --------       --------       --------      --------       --------       --------       --------
                                                       REPORTED AMOUNTS                            REPORTED AMOUNTS                            REPORTED AMOUNTS
                                                     ---------------------       --------       -----------------------      --------       -----------------------       --------
                                                         NIS MILLIONS               %                NIS MILLIONS               %                NIS MILLIONS                 %
                                                     ---------------------       --------       -----------------------      --------       -----------------------       --------

In respect of options                                                 (0.8)                                         0.6                                         5.1
Financing commissions and other financing
income                                                                41.5                                         27.8                                        59.3
Other financing expenses                                             (11.2)                                       (11.6)                                      (14.2)
                                                                  --------                                     --------                                    --------
Financing income before allowance for                                 61.6                                         66.2                                        66.9
doubtful debts
Allowance for doubtful debts (including                              (44.2)                                       (70.2)                                     (130.0)
                                                                  --------                                     --------                                    --------
general and supplementary provisions)
Earnings (loss) from financing operations
after allowance for doubtful debts                                    17.4                                         (4.0)                                      (63.1)
                                                                  ========                                     ========                                    ========
Other monetary assets                                   852.6                                      852.9                                       863.6
General and supplementary allowance for
doubtful debts                                          (65.6)                                     (76.8)                                      (83.7)

Non-monetary assets                                      63.5                                       74.3                                        63.1
                                                     --------                                   --------                                    --------

Total assets                                          8,940.0                                    9,928.1                                    11,238.6
                                                     ========                                   ========                                    ========

Other monetary liabilities                               87.6                                       90.3                                       136.7
Non-monetary liabilities                                  2.6                                        1.8                                         5.7
Capital resources                                       515.1                                      512.6                                       558.8
                                                     --------                                   --------                                    --------

Total liabilities and capital resources               8,940.0                                    9,928.1                                    11,238.6
                                                     ========                                   ========                                    ========

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

(3)  Derivatives (ALM) which comprise part of he Bank's asset and liability management and with respect to which revenue (expense) can be attributed to the linkage segments.

(4)  Including Israeli currency linked to foreign currency.

     The following table summarizes our assets and liabilities outstanding as of
December 31, 2005, 2004, and 2003:

                             IN  MILLIONS OF NIS
                          --------------------------
                          2005*     2004*      2003**
                          -----     -----      -----

Total assets              8,721     9,078     10,356

Assets consisting of
credits to the public     7,681     7,993      9,190

Total liabilities         8,193     8,570      9,847

Liabilities
consisting of
deposits                  8,110     8,488      9,742

     The following table shows the linkage basis (currency) breakdown of our credit to the public outstanding as of December 31, 2005, 2004 and 2003:

                                                 IN MILLIONS OF NIS
                                              -------------------------
                                              2005*     2004*     2003**
                                              -----     -----     -----
Non-linked Israeli currency                     400       709     1,125
CPI linked Israeli currency                     617       717       993
Dollar and linked thereto                     6,597     6,450     6,903
Other foreign currency and linked thereto        67       117       169
                                              -----     -----     -----
TOTAL                                         7,681     7,993     9,190
                                              =====     =====     =====

*    Reported Amounts

**   Adjusted Amounts

INVESTMENT PORTFOLIO

         The following table presents the book or market value of our investment portfolio as of
December 31 of  2001, 2002, 2003, 2004 and 2005:

                                                 IN  MILLIONS OF NIS
                                      -----------------------------------------
                                      2005*    2004*    2003**   2002**   2001**
                                      -----    -----    -----    -----    -----

Marketable Government bonds               -        -        -      0.1    163.0

Marketable other bonds                    -      0.2      7.2     13.0     19.3

Non-marketable other bonds              2.6      3.5      7.9     19.3     16.6
Non-marketable shares                  29.6     30.5     34.3     25.7     30.2

Marketable and available for sale
shares                                 31.0     25.8     36.0     13.5      1.0

Trading shares                            -        -        -        -      8.0
                                      -----    -----    -----    -----    -----
Total                                  63.2     60.0     85.4     71.6    238.1
                                      =====    =====    =====    =====    =====

EQUITY HOLDINGS PORTFOLIO

     The following table presents the book value of our investments in other equity holdings as of December 31, 2001, 2002, 2003, 2004 and 2005:

                                                 IN  MILLIONS OF NIS
                                      -----------------------------------------
                                      2005*    2004*    2003**   2002**   2001**
                                      -----    -----    -----    -----    -----
Investments in related companies          -        -        -      0.9      1.4

INTERNATIONAL OPERATIONS

     We have no material operations outside of Israel and our past and current operations concentrate on the Israeli market.

     *    Reported Amounts

     **   Adjusted Amounts

LOAN PORTFOLIO

     TOTAL CREDIT TO THE PUBLIC

     As of December 31, 2005, the total credit to the public amounted to NIS
7,681 million compared with NIS 7,993 million as of December 31, 2004. These figures include credit guaranteed by the State of Israel and granted to the
Israel Electric Corporation Ltd. out of a deposit that was deposited with us by the State of Israel for that purpose, the balance of which amounted to NIS 6,405 million as of December 31, 2005 compared with NIS 6,167 million as of December
31, 2004. Net of such credit, the credit to the public amounted to NIS 1,276 million as of December 31, 2005 compared with NIS 1,826 million as of December
31, 2004 (a 30% decrease). The above figures are after deduction of allowance for doubtful debts. This decrease stemmed mainly from our policy to reduce our credit portfolio and was also affected by the allowances for doubtful debts that were recorded in those years. As of March 31, 2006, total credit to the public amounted to NIS 1,099 million (excluding credit guaranteed by the State of
Israel and granted to the Israel Electric Corporation Ltd. out of a deposit that was deposited with us by the State of Israel for that purpose), which reflects a decline of NIS 177 million (approximately 14%) compared to the balance outstanding as of December 31, 2005.

ANALYSIS OF OVERALL RISK BY BUSINESS SECTORS

     The following tables show, by business sector, the related risk counterparties to whom our counterparty risk exposures were allocated in the last five years.

CREDIT TO THE PUBLIC - ANALYSIS OF OVERALL RISK BY BUSINESS SECTORS

REPORTED AMOUNTS

                                                                                         DECEMBER 31, 2005
                                                -----------------------------------------------------------------------------------------------------
                                                                                         ANNUAL
                                                                                      EXPENSE FOR
                                                                                      THE SPECIFIC                                         % OF SECTOR
                                                            OFF-BALANCE   TOTAL RISK   ALLOWANCE                                TOTAL RISK  FROM TOTAL
                                                 BALANCE       SHEET          OF          FOR      BALANCE OF                     NET OF     RISK NET
                                              SHEET CREDIT     CREDIT      CREDIT TO    DOUBTFUL   PROBLEMATIC    GOVERNMENT    GOVERNMENT   OF GOV'T
                                                RISK (1)      RISK (2)      PUBLIC       DEBTS     DEBTS (3)(5)   GUARANTEES    GUARANTEES  GUARANTEES
                                                --------      --------     --------     --------     --------      --------      --------    --------
                                                                                             NIS MILLIONS
                                                -----------------------------------------------------------------------------------------------------

Agriculture                                         12.3           0.3         12.6            -         10.0             -          12.6        0.8%
Industry                                           462.4          45.6        508.0         15.5        304.9           2.7         505.3       33.1%
Construction and real estate                       291.0          33.8        324.8         31.7        247.9           1.8         323.0       21.1%
Electricity                                      6,549.7           1.7      6,551.4         19.0         42.5         6,405         146.4        9.6%
Commerce                                            42.9           5.9         48.8          2.5         32.3             -          48.8        3.2%
Restaurants and hotels                              15.2           2.4         17.6          0.9         13.0             -          17.6        1.2%
Transport and storage                               27.1             -         27.1          0.1          7.5             -          27.1        1.8%
Communications and computer services                 8.4             -          8.4          1.3          7.6             -           8.4        0.6%
Financial services                                 114.5         100.9        215.4        (17.7)        45.6             -         215.4       14.1%
Other business services                             92.0           3.4         95.4          3.4         46.5             -          95.4        6.2%
Public and community services                      119.0           1.2        120.2         (0.5)        40.8             -         120.2        7.9%
Private households                                   6.4             -          6.4            -          0.5             -           6.4        0.4%
                                                --------      --------     --------     --------     --------      --------      --------    --------
Total                                            7,740.9         195.2      7,936.1         56.2        799.1       6,409.5       1,526.6     100.00%
                                                ========      ========     ========     ========     ========      ========      ========    ========
Credit risk included in the
 various economic sectors:
Agricultural settlement movements (4)              254.2           3.0        257.2         (1.5)       119.1
Local authorities and entities controlled
by them                                              9.9             -          9.9            -            -

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

(3)  Balances of problematic debts, less the specific allowance for doubtful debts and less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations. Includes components of off-balance sheet risk.

(4)  Kibbutzim and cooperative settlements and related local and national organizations and entities controlled by such movements.

(5)  The total specific allowance for doubtful debts (not including interest on non-income bearing loans) as of December 31, 2005 was NIS 675.6 million.

CREDIT TO THE PUBLIC - ANALYSIS OF OVERALL RISK BY BUSINESS SECTORS (CONT.)

REPORTED AMOUNTS

                                                                                         DECEMBER 31, 2004
                                                -----------------------------------------------------------------------------------------------------
                                                                                         ANNUAL
                                                                                      EXPENSE FOR                                          % OF SECTOR
                                                                                      THE SPECIFIC                                          FROM TOTAL
                                                            OFF-BALANCE   TOTAL RISK   ALLOWANCE                                TOTAL RISK     RISK
                                                 BALANCE       SHEET          OF          FOR       BALANCE OF                    NET OF      NET OF
                                              SHEET CREDIT     CREDIT      CREDIT TO    DOUBTFUL    PROBLEMATIC   GOVERNMENT    GOVERNMENT  GOVERNMENT
                                               RISK (1)**    RISK (2)**    PUBLIC**       DEBTS     DEBTS (3)(5)  GUARANTEES    GUARANTEES GUARANTEES
                                                --------      --------     --------     --------     --------      --------      --------    --------
                                                                                          IN MILLIONS OF NIS
                                                -----------------------------------------------------------------------------------------------------

Agriculture                                         14.9           0.3         15.2          0.7         10.6           0.2            15        0.7%
Industry                                           595.4          53.5        648.9         29.8        331.4           5.3         643.6       30.0%
Construction and real estate                       447.3          84.2        531.5         24.3        395.1           4.3         527.2       24.6%
Electricity                                      6,341.9           4.6      6,346.5          2.6         86.1       6,167.3         179.2        8.4%
Commerce                                            65.7           9.5         75.2          4.2         32.8           0.2            75        3.5%
Restaurants and hotels                              42.3           2.5         44.8          0.5         35.1             -          44.8        2.1%
Transport and storage                               32.4             -         32.4            -          0.2             -          32.4        1.5%
Communications and computer services                44.2           0.1         44.3         (0.5)        18.8             -          44.3        2.1%
Financial services                                 159.8          98.0        257.8          4.7         83.1             -         257.8       12.0%
Other business services                            127.3           2.3        129.6         10.6         43.3             -         129.6        6.0%
Public and community services                      184.9           1.2        186.1          1.1         88.8             -         186.1        8.7%
Private households                                   9.7             -          9.7          1.1          0.8             -           9.7        0.5%
                                                --------      --------     --------     --------     --------      --------      --------    --------
TOTAL                                            8,065.8         256.2      8,322.0         79.1      1,126.1       6,177.3       2,144.7     100.00%
                                                ========      ========     ========     ========     ========      ========      ========    ========
Credit risk included in the
 various industry sectors:
Agricultural settlement movements (4)              291.5           5.6        297.1         (1.8)       124.7
Local authorities and entities
controlled by them                                  22.5             -         22.5            -          1.9

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

(3)  Balances of problematic debts, less the specific allowance for doubtful debts and less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations. Includes components of off-balance sheet risk.

(4)  Kibbutzim and cooperative settlements and related local and national organizations and entities controlled by such movements.

(5)  The total specific allowance for doubtful debts (not including interest on non-income bearing loans) as of December 31, 2004 was NIS 714.4 million.

CREDIT TO THE PUBLIC - ANALYSIS OF OVERALL RISK BY BUSINESS SECTORS (CONT.)

ADJUSTED AMOUNTS

                                                                                         DECEMBER 31, 2003
                                                -----------------------------------------------------------------------------------------------------
                                                                                         ANNUAL
                                                                                      EXPENSE FOR                                          % OF SECTOR
                                                                                      THE SPECIFIC                                          FROM TOTAL
                                                            OFF-BALANCE   TOTAL RISK   ALLOWANCE                                TOTAL RISK     RISK
                                                 BALANCE       SHEET          OF          FOR       BALANCE OF                    NET OF      NET OF
                                              SHEET CREDIT     CREDIT      CREDIT TO    DOUBTFUL    PROBLEMATIC   GOVERNMENT    GOVERNMENT  GOVERNMENT
                                               RISK (1)**    RISK (2)**    PUBLIC**       DEBTS     DEBTS (3)(5)  GUARANTEES    GUARANTEES GUARANTEES
                                                --------      --------     --------     --------     --------      --------      --------    --------
                                                                                          IN MILLIONS OF NIS
                                                -----------------------------------------------------------------------------------------------------

Agriculture                                         25.0             -         25.0            -          7.7           0.3          24.7         0.8
Industry                                           922.5          90.5      1,013.0         66.1        4,713          20.1         992.9        30.5
Construction and real estate                       524.9         135.3        660.2         18.8        433.8           4.5         655.7        20.1
Electricity                                      6,575.2          17.7      6,593.9          1.2         66.6       6,405.3         188.6         5.8
Commerce                                            97.5           6.1        103.6          4.9         47.3             -         103.6         3.2
Restaurants and hotels                              83.1          31.9        115.0          6.8         77.0           2.5         112.5         3.5
Transport and storage                               90.5           0.2         90.8          0.1          0.2             -          90.8         2.8
Communications and computer services                93.5           8.8        102.3          7.8         29.4             -         102.3         3.1
Financial services                                 344.8         109.2        454.0         10.0        121.1             -         454.0        13.9
Other business services                            264.9           2.8        267.7          6.7         43.6             -         267.7         8.2
Public and community services                      233.8           1.3        235.1         11.5        146.6             -         235.1         7.2
Private households                                  27.5           0.8         28.2            -          2.8             -          28.2         0.9
                                                --------      --------     --------     --------     --------      --------      --------    --------
TOTAL                                            9,283.2         404.6      9,688.8        133.9      1,447.4       6,432.7       3,256.1       100.0
                                                ========      ========     ========     ========     ========      ========      ========    ========
Credit risk included in the
 various industry sectors:
Agricultural settlement movements (4)              345.7           5.4        351.1         10.2        163.3
Local authorities and entities
   controlled by them                               28.6             -         28.6            -          1.9

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

(3)  Balances of problematic debts, less the specific allowance for doubtful debts and less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations. Includes components of off-balance sheet risk.

(4)  Kibbutzim and cooperative settlements and related local and national organizations and entities controlled by such movements.

(5)  The total specific allowance for doubtful debts (not including interest on non-income bearing loans) as of December 31, 2003 was NIS 732.5 million.

CREDIT TO THE PUBLIC - ANALYSIS OF OVERALL RISK BY BUSINESS SECTORS (CONT.)

ADJUSTED AMOUNTS

                                                                                         DECEMBER 31, 2002
                                                -----------------------------------------------------------------------------------------------------
                                                                                         ANNUAL
                                                                                      EXPENSE FOR                                          % OF SECTOR
                                                                                      THE SPECIFIC                                          FROM TOTAL
                                                            OFF-BALANCE   TOTAL RISK   ALLOWANCE                                TOTAL RISK     RISK
                                                 BALANCE       SHEET          OF          FOR       BALANCE OF                    NET OF      NET OF
                                              SHEET CREDIT     CREDIT      CREDIT TO    DOUBTFUL    PROBLEMATIC   GOVERNMENT    GOVERNMENT  GOVERNMENT
                                               RISK (1)**    RISK (2)**    PUBLIC**       DEBTS     DEBTS (3)(5)  GUARANTEES    GUARANTEES GUARANTEES
                                                --------      --------     --------     --------     --------      --------      --------    --------
                                                                                          IN MILLIONS OF NIS
                                                -----------------------------------------------------------------------------------------------------

Agriculture                                         35.7           0.2         35.9          0.3         12.8           2.1          33.8         0.7
Industry                                         1,506.4         219.2      1,725.6        112.4        517.9          80.1       1,645.5        34.3
Construction and real estate                       558.3         210.1        768.4         74.4        331.0           4.8         763.6        15.9
Electricity                                      7,051.0          52.7      7,103.7          6.2         19.5       6,919.8         183.9         3.8
Water                                                0.2             -          0.2            -            -             -           0.2           -
Commerce                                           137.8          15.8        153.6         20.3         58.9           4.5         149.1         3.2
Restaurants and hotels                              95.4          32.7        128.1         22.8        110.4             -         128.1         2.7
Transport and storage                              126.0           5.3        131.3          1.2         47.7             -         131.3         2.7
Communications and computer services               175.4          12.0        187.4         16.5         59.9             -         187.4         3.9
Financial services                                 521.3         216.1        737.4         82.7         92.6             -         737.4        15.4
Other business services                            478.3          12.6        490.9         11.5         46.5             -         490.9        10.2
Public and community services                      294.1           2.9        297.0         39.1        145.4             -         297.0         6.2
Private households                                  42.9           3.6         46.5          4.4          9.2             -          46.5         1.0
                                                --------      --------     --------     --------     --------      --------      --------    --------
Total                                           11,022.8         783.2     11,806.0        391.6      1,451.8       7,011.3       4,794.7       100.0
                                                ========      ========     ========     ========     ========      ========      ========    ========
Credit risk included in the
 various industry sectors:
Agricultural settlement movements (4)              464.2          41.4        505.6         19.3        214.5
Local authorities and entities
   controlled by them                               58.0             -         58.0            -          4.3

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

(3)  Balances of problematic debts, less the specific allowance for doubtful debts and less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations. Includes components of off-balance sheet risk.

(4)  Kibbutzim and cooperative settlements and related local and national organizations and entities controlled by such movements.

(5)  The total specific allowance for doubtful debts (not including interest on non-income bearing loans) as of December 31, 2002 was NIS 617.3 million.

CREDIT TO THE PUBLIC - ANALYSIS OF OVERALL RISK BY BUSINESS SECTORS (CONT.)

ADJUSTED AMOUNTS

                                                                                         DECEMBER 31, 2001
                                                -----------------------------------------------------------------------------------------------------
                                                                                         ANNUAL
                                                                                      EXPENSE FOR                                          % OF SECTOR
                                                                                      THE SPECIFIC                                          FROM TOTAL
                                                            OFF-BALANCE   TOTAL RISK   ALLOWANCE                                TOTAL RISK     RISK
                                                 BALANCE       SHEET          OF          FOR       BALANCE OF                    NET OF      NET OF
                                              SHEET CREDIT     CREDIT      CREDIT TO    DOUBTFUL    PROBLEMATIC   GOVERNMENT    GOVERNMENT  GOVERNMENT
                                               RISK (1)**    RISK (2)**    PUBLIC**       DEBTS     DEBTS (3)(5)  GUARANTEES    GUARANTEES GUARANTEES
                                                --------      --------     --------     --------     --------      --------      --------    --------
                                                                                          IN MILLIONS OF NIS
                                                -----------------------------------------------------------------------------------------------------

Agriculture                                         45.1           1.1         46.2          1.3          6.0           3.0          43.2         0.6
Industry                                         1,903.2         708.9      2,612.1         35.5        554.2         123.5       2,488.6        35.9
Construction and real estate                       778.0         428.8      1,206.8         26.7        260.4           5.1       1,201.7        17.3
Electricity                                      7,087.8          71.3      7,159.1            -          8.9       6,984.6         174.5         2.5
Water                                                0.2             -          0.2            -            -             -           0.2           -
Commerce                                           250.5          39.0        289.5          9.5         58.8             -         289.5         4.2

Restaurants and hotels                             164.5          35.5        200.0          5.6        140.1           6.5         193.5         2.8
Transport and storage                              229.2          14.8        244.0            -         59.8             -         244.0         3.5
Communications and computer services               217.1         146.1        363.2         12.2         24.7             -         363.2         5.2
Financial services                                 610.5         117.4        727.9          3.6         56.5             -         727.9        10.5
Other business services                            672.4         137.5        809.9          3.6         35.0             -         809.9        11.7
Public and community services                      304.9          31.0        335.9          9.9        140.5             -         335.9          48
Private households                                  67.3           5.9         73.2          0.5          7.1             -          73.2         1.0
                                                --------      --------     --------     --------     --------      --------      --------    --------
Total                                           12,330.7       1,737.3     14,068.0        108.4      1,352.0       7,122.7       6,945.3       100.0
                                                ========      ========     ========     ========     ========      ========      ========    ========

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

(3)  Balances of problematic debts, less the specific allowance for doubtful debts and less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations. Includes components of off-balance sheet risk.

(4)  Kibbutzim and cooperative settlements and related local and national organizations and entities controlled by such movements.

(5)  The total specific allowance for doubtful debts (not including interest on non-income bearing loans) as of December 31, 2001 was NIS 250.9 million.

MATURITY DISTRIBUTION OF CREDIT TO THE PUBLIC BY LINKAGE BASIS SEGMENTS

     The following table sets forth the maturity profile of our credit to the public by linkage basis segments as of December 31, 2005. In this table, the future cash flows in respect of assets and liabilities are presented according to linkage base, and in accordance with the remaining period to the contractual maturity date of each cash flow.

                                                                           IN MILLIONS OF NIS
                                                 ------------------------------------------------------------------------
                                                   UP         BETWEEN     BETWEEN 6    BETWEEN       MORE
LINKAGE                                           TO 3         3 AND         AND        1 AND        THAN
BASIS                                            MONTHS      6 MONTHS     12 MONTHS    5 YEARS      5 YEARS      TOTAL
                                                 -----         -----        -----      -------      -------     --------
Non-Linked Israeli currency                      304.2          23.5         21.5         74.7          5.8        429.7
CPI- linked Israeli Currency                      38.6          33.5         62.8        364.9        304.4        804.2
Foreign Currency and linked thereto              209.8         207.7        357.9      2,656.3      7,837.5     11,269.2
                                                 -----         -----        -----      -------      -------     --------
TOTAL                                            555.6         264.7        442.2      3,095.9      8,147.7     12,503.1
                                                 =====         =====        =====      =======      =======     ========

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

                                                     (IN NIS MILLIONS)(AS OF DECEMBER 31)
                                              ------------------------------------------------------
                                                2005      2004        2003        2002         2001
                                              -------   -------     -------     -------      -------
 Non income bearing                             267.0     400.2       571.6       589.3*       427.7
 Restructured (2)                                97.9     108.3        34.7        62.4         93.6
 Designated for restructuring (3)                13.5      24.3        54.2        16.8         32.1
 Temporarily in arrears                          64.2     117.9       102.4       130.2         60.0
 Under special supervision**                    282.8     353.8       497.2       464.6        656.0
                                              -------   -------     -------     -------      -------

Total balance sheet credit to problematic
borrowers (1)                                   725.4   1,004.5     1,260.1     1,263.3      1,269.4
                                              =======   =======     =======     =======      =======

Off-balance sheet credit risk in
 respect of problematic borrowers(1)             73.7     121.6       187.2       188.4         82.2
Debentures of problematic borrowers                 -         -         0.1         0.2          0.4
                                              -------   -------     -------     -------      -------
Overall credit risk in respect of
 problematic borrowers (1) (4)                  799.1   1,126.1     1,447.4     1,451.9      1,352.0
                                              =======   =======     =======     =======      =======

*    Including a loan to a customer that was classified as non-income bearing, and according to instructions of Bank of Israel was reclassified in 2003 to the "Securities" item (see Note 4 to the financial statements in Item 17).

**   Including NIS 74.9 million as of December 31, 2005 in respect of debts for which a specific allowance exists (NIS 116.1 million as of December 31,
     2004 and NIS 136.1 million as of December 31, 2003).

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

     The data presented above indicates the high volume of debts that are classified as non-income bearing in relation to total credit to the public. The interest revenue in respect of those debts, which will not be included in financing income, will have a negative impact on our results of operations in the future, as long as the debts continue to be classified as non-income bearing. Interest income that was not credited to income for non-income bearing debts for the year ending December 31, 2005 was NIS 28 million, in comparison to
NIS 59 million for the year ending December 31, 2004, and NIS 73 million for the year ending December 31, 2003.

     According to our policy, a loan is classified as non-income bearing if the loan is in arrears and management's evaluation is that the arrears are not temporary.

LOAN CONCENTRATION

     The following table sets forth our credit risk exposure to the largest six borrowers/borrower groups as defined by the Proper Banking Procedures of the
Bank of Israel, for the five years ending on December 31, 2005, 2004, 2004,
2002, and 2001:

                                                         IN MILLIONS OF NIS
                             ----------------------------- ----------------------------------------------
                                 2005           2004            2003           2002            2001
                             -------------- -------------- --------------- -------------- ---------------
                                       Reported
                                       Amounts                          Adjusted Amounts
                             ----------------------------- ----------------------------------------------
Credit risk exposure to
the largest six
borrowers/borrower groups*            433.2          542.3           595.5          783.0         1,046.9

Total credit to the
public**                            7,680.7        7,993.4         9,189.6       10,908.1        12,223.3

Percentage of the
borrower/borrower group of
the total credit to the
public                                  5.6%           6.8%            6.5%           7.2%            8.6%

* The credit risk exposure is calculated according to the Proper Banking
Procedures of the Supervisor of Banks (Israel) and consequently, the amounts are presented after the deduction of certain types of collateral, such as State of
Israel guarantees.

** The amount of total credit to the public includes a credit to the Israel
Electric Corporation Ltd., guaranteed by the State of Israel which was granted out of a deposit that was deposited with us by the State of Israel for that purpose and the outstanding balance of which, for each of the above years , was as follows:

        o        December 31, 2005* -       NIS 6,405.1 million

        o        December 31, 2004* -       NIS 6,167.3 million

        o        December 31, 2003** -      NIS 6,405.3 million

        o        December 31, 2002** -      NIS 6,925.2 million

        o        December 31, 2001** -      NIS 6,984.6 million

        *   Reported Amounts
        **  Adjusted Amounts

ANALYSIS OF SPECIFIC ALLOWANCES FOR DOUBTFUL DEBTS BY BUSINESS SECTORS

The following table details our annual expense for specific allowances for doubtful debts, according to business sectors, for each of the past five years:

                                       2005                2004                2003              2002              2001
                                  --------------      --------------      -------------     -------------     -------------
                                    IN                  IN                  IN                IN                IN
                                 MILLIONS            MILLIONS            MILLIONS          MILLIONS          MILLIONS
                                  OF NIS      %       OF NIS      %       OF NIS     %      OF NIS     %      OF NIS     %
                                  -----     ----      -----     ----      -----     ---     -----     ---     -----     ---
Agriculture                           -        -        0.7        1          -       -       0.3       -       1.3       1
Industry                           15.5       28       29.8       38       66.1      49     112.2      29      35.4      33
Construction and real estate       31.7       56       24.3       31       18.8      14      74.4      19      26.8      25
Electricity                          19       34        2.6        3        1.2       1       6.2       2         -       -
Commerce                            2.5        4        4.2        5        4.9       4      20.3       5       9.5       9
Restaurants and hotels              0.9        2        0.5        1        6.8       5      22.8       6       5.6       5
Transport and storage               0.1        -          -        -        0.1       -       1.2       -         -       -
Communications and computer
services                            1.3        2       (0.5)      (1)       7.8       6      16.5       4      12.2      11
Financial services                (17.7)     (31)       4.7        6       10.0       7      82.7      21       3.6       3
Other business services             3.4        6       10.6       14        6.7       5      11.5       3       3.6       3
Public and community services      (0.5)      (1)       1.1        1       11.5       9      39.1      10       9.9       9
Private households                             -        1.1        1          -       -       4.4       1       0.5       1
TOTAL                              56.2      100       79.1      100      133.9     100     391.6     100     108.4     100
                                  -----     ----      -----     ----      -----     ---     -----     ---     -----     ---
Credit risk included in the
various industry sectors:

Agricultural settlement
movements                          (1.5)       3       (1.8)               10.2       8      19.3       5      19.7      18
Local authorities                     -        -          -        -          -       -         -       -         -       -

DEPOSITS

     The following tables provide an analysis of the maturity of deposits as of
December 31, 2005. In the tables below the future cash flows in respect of assets and liabilities are presented according to linkage base, and in accordance with the remaining period to the contractual maturity date of each cash flow.

DEPOSITS OF THE PUBLIC AS OF DECEMBER 31, 2005

                                                                 IN MILLIONS OF NIS
                                           -----------------------------------------------------------------
                                                UP        BETWEEN       BETWEEN 6      MORE
LINKAGE                                        TO 3        3 AND         AND 12        THAN
SEGMENT                                       MONTHS      6 MONTHS       MONTHS       1 YEAR        TOTAL
                                           ------------ ------------- ------------ ------------ ------------

Non-Linked Israeli currency                       85.1           0.8          2.2            -         88.1
CPI- linked Israeli Currency                      14.6          24.4          8.5         39.0         86.5
Foreign Currency and linked thereto               10.2           0.1          1.6            -         11.9

DEPOSITS OF THE GOVERNMENT AS OF DECEMBER 31, 2005

                                                                  IN MILLIONS OF NIS
                                           -----------------------------------------------------------------
                                                UP        BETWEEN       BETWEEN 6     MORE
LINKAGE                                        TO 3        3 AND         AND 12       THAN
SEGMENT                                       MONTHS      6 MONTHS       MONTHS      1 YEAR        TOTAL
                                           ------------ ------------- ------------ ------------ ------------

CPI- linked Israeli Currency                      22.0          11.0         50.6        305.6        389.2
Foreign Currency and linked thereto              170.7         165.3        336.0     10,496.4     11,168.4

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     THE FINANCIAL INFORMATION PRESENTED IN THIS ITEM BELOW IS BASED ON ISRAELI
GAAP, WHICH MAY DIFFER MATERIALLY FROM U.S. GAAP. FOR A RECONCILIATION OF OUR
FINANCIAL INFORMATION TO U.S. GAAP, SEE "ITEM 3.A.- SELECTED FINANCIAL DATA" AND
"ITEM 17- FINANCIAL STATEMENTS".

     SUMMARY

     Until the liquidity crisis we experienced in the third quarter of 2002, which stemmed from the withdrawals of deposits by the public, our business focused on regular banking activities, including, without limitation, the extension of short, medium and long term credit in NIS and foreign currencies, the acceptance of deposits in all currencies, the maintenance of checking accounts and the issuance of credit cards. In addition, we issued guarantees of all types in Israel and abroad and issued letters of credit and other documents relating to foreign trade. As of June 30, 2002, the balance of the public's deposits with us was NIS 3,597 million, which decreased to NIS 1,291 million as of December 31, 2002. As a result of the increased withdrawals of deposits by the public, we began to experience a severe liquidity crisis and, by December
31, 2003 the balance of the public's deposits with us had declined to only NIS
620 million, by December 31, 2004, to NIS 405 million, and by December 31, 2005, to only NIS 178 million.

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

     The "en bloc" sale of our asset and liability portfolio within a short time frame was not consummated and, on February 27, 2003, our board of directors adopted a run-off plan for our business, a modified version of which was approved by the Government of Israel. On July 26, 2005, our Board of Directors
decided to extend the term of the run-off plan until July 31, 2008, and on
October 10, 2005, the government of Israel approved the extension. The ultimate goal of the run-off plan is the controlled realization of our credit assets over a period expiring in July 2008. For a more detailed description of the run-off plan and the amendments to the special line of credit, see "Item 4. Information on the Company - Business Overview - Adoption of the Run-Off Plan and Amendment
of the Special Line of Credit".

     For the fiscal year ended December 31, 2005, we had a loss of NIS 8.4 million, compared with a profit of NIS 1.4 million in 2004 Our profits from financing operations before the provision for doubtful debts amounted to NIS
61.6 million as of December 31, 2005 compared to NIS 66.2 million in the previous year. Our after-tax loss from ordinary operations amounted to NIS 8.4 million in 2005 compared to a profit of NIS 1.2 million in 2004.

A.   OPERATING RESULTS

     For the fiscal year ended December 31, 2005, we had a loss of NIS 8.4 million, compared with a profit of NIS 1.4 million in 2004 and a loss of NIS
104.4 million in 2003.

     Our total balance sheet as of December 31, 2005 amounted to NIS 8,721 million as compared to NIS 9,078 million at December 31, 2004 and NIS 10,356 million as of December 31, 2003. Credit to the public amounted to NIS 7,681 million, which represented approximately 88.1% of our total balance sheet.

     Our profits from financing operations before the provision for doubtful debts amounted to NIS 61.6 million as of December 31, 2005 compared to NIS 66.2 million in 2004 and NIS 70.1 million in 2003. Our after-tax loss from ordinary operations amounted to NIS 8.4 million in 2005 compared to a profit of NIS 1.2 million in 2004 and a loss of NIS 103.9 in 2003. The decrease in profits from financing operations resulted mainly from the following:

-    THE DECREASE IN THE VOLUME OF OUR FINANCING ACTIVITY. The balance of credit to the public (not including credit out of a deposit of the State to the
     Israel Electric Corporation Ltd. and guaranteed by the State) as at
     December 31, 2005 totaled NIS 1,276 million, compared with NIS 1,828 million as at December 31, 2004 and NIS 2,785 million as at December 31,
     2003. The average balance of this credit to the public in 2005, as included in the tables on the rates of financing income and expenses, amounted to
     NIS 1,588 million compared with NIS 2,552 million in 2004, a decrease of
     NIS 964 million or 38% in the average balance of credit to the public and
     NIS 3,658 million in 2003.

-    THE DECREASE IN OFF-BALANCE SHEET ACTIVITY. Concurrent with the decrease in the volume of assets, there was also a decrease in the volume of off-balance sheet activity. The balance of guarantees issued by the Bank was NIS 239 million as of December 31, 2005, compared with NIS 296 million as of December 31, 2004, and NIS 419 million as of December 31, 2003.

     On the other hand the decrease in the profit from financing operations was offset by a significant increase in the income from interest that was collected on problematic debts. The income from this component amounted to NIS 21.6 million in 2005 compared with NIS 10.5 million in 2004.

     In 2005 an additional factor that contributed to the profit from financing operations is the Bank's excess of assets in the CPI-linked segment and the foreign currency segment. This excess, including the effect of derivatives, which amounted on average to NIS 183 million, was financed by unlinked liabilities and since the rate of return on the assets in these segments
(including linkage differences) was higher than the cost of the unlinked sources, this had a positive effect on the profit from financing operations.

     Regarding the comparison in profits from financing operations in 2004 as compared with 2003, the following items should be noted:

     The implementation of Kibbutz debt arrangement - The profit from financing operations for 2003 included income of NIS 26.5 million which was derived from the implementation of the arrangement signed in 1996 between the Bank and the Treasury, in respect of the repayment of Treasury deposits as stipulated by the complementary arrangement for the debts of the Kibbutzim.
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

     On the other hand the decrease in the profit from financing operations in
     2004 as compared with 2003 was offset by the following factors:

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
     2003.

     Our continued policy of raising interest rates on credit.

     Our annual expense for allowance for doubtful debts amounted to NIS 44.2 million in 2005 compared with NIS 70.2 million in 2004. The annual expense for specific allowance for doubtful debts in 2005 amounted to NIS 56.2 million, compared with NIS 79.1 million in 2004. An analysis of the changes in the allowance as described in Note 4C of the financial statements, indicates a decrease in the specific allowance as a result of collecting the debts'
principal in 2005 in the total amount of NIS 26.4 million compared with NIS 16.5 million in 2004. The supplementary allowance for doubtful debts reflected a decrease of NIS 12.0 million, compared with a decrease of NIS 8.9 million in
2004. The decrease is mainly a result of the decrease in the volume of problematic debts in general and the decrease in the volume of non-income bearing debts in particular. This decrease was gradual and was reflected in the quarterly financial statements of both 2005 and 2004. In addition, the aforementioned decrease in 2005 was affected by the Supervisor of Banks'
approval to cancel a supplementary allowance of NIS 0.9 million, that had been recorded in the past in respect of the debt of a customer which according to the instruction of the Supervisor of Banks was classified to the securities item.

     Following are comparative data on the development of the overall credit risk in respect of problematic borrowers(1) (in NIS millions):

                                                                             AS AT DECEMBER 31
                                                                       -----------------------------
                                                                         2005      2004       2003
                                                                       -------   -------     -------

 Non income bearing                                                      267.0     400.2       571.6
 Restructured (2)                                                         97.9     108.3        34.7
 Designated for restructuring (3)                                         13.5      24.3        54.2
 Temporarily in arrears                                                   64.2     117.9       102.4
 Under special supervision *                                             282.8     353.8       497.2
                                                                       -------   -------     -------
Total balance sheet credit to problematic borrowers (1)                  725.4   1,004.5     1,260.1
Off-balance sheet credit risk in respect of problematic
borrowers (1)                                                             73.7     121.6       187.2
Debentures of problematic borrowers                                          -         -         0.1
                                                                       -------   -------     -------
Overall  credit risk in respect of  problematic  borrowers (1) (4)       799.1   1,126.1     1.447.4
                                                                       =======   =======     =======

*    Including an amount of NIS 74.9 million in respect of debts for which a specific allowance exists (December 31, 2004 - NIS 116.1 million).

1)   Not including problematic debts that are covered by collateral that is deductible for purposes of individual borrower and borrower group limitations (Proper Banking Procedure Directive No. 313).

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

     The data presented above indicates a decrease in the volume of problematic debts in general and in the volume of debts classified as non-income bearing in particular. The decrease in the volume of debts classified as non-income bearing is a result of a combination of the following factors: the collection of debts from customers that were classified as non-income bearing, arrangements with part of the aforementioned customers, which are reflected in the amount of restructured debts, and allowances for doubtful debts that were created in respect of borrowers whose debt is classified as non-income bearing.

     Nonetheless, the data presented above indicates the high proportion of debts, that are classified as non-income bearing, to total credit to the public.
The interest charges in respect of those debts, which will not be included in financing income, will have a negative impact on the Bank's results of operations in the future, as long as the debts continue to be non-income bearing. It should be emphasized that regardless of the decrease in the volume of non-income bearing debts, due to the Bank's policy of collecting credit, the negative effect of the aforementioned debt on the financial results will continue to be significant. In this respect it is noted that the amount of interest that will not be included in income is affected by the volume of the non-income bearing debt and the market interest rate. If the interest rate of the Bank of Israel increases, the negative effect of the non-income bearing debt on the amount of financing income will be higher.

     Our profit from financing operations after allowance for doubtful debts amounted to NIS 17.4 million compared with a loss of NIS 4.0 million in 2004 and a loss of NIS 59.7 million in 2003.

TOTAL ASSETS

     Our total assets as of December 31, 2005 decreased to NIS 8,721 million as compared to NIS 9,078 million as of December 31, 2004. The main component of the net change in the total assets was the reduction of our credit portfolio, which decreased from NIS 7,993 million as of December 31, 2004 to NIS 7,681 million as of December 31, 2005 (a decrease of 4%). The above figures include a state guaranteed credit to the Israel Electric Corporation Ltd.(NIS 6,405 million as of December 31, 2005 and NIS 6,167 million as of December 31, 2004), which was granted to the Israel Electric Corporation Ltd. out of a deposit that was deposited with us by the State of Israel for that purpose.

TOTAL LIABILITIES

     Our total liabilities as of December 31, 2005 decreased to NIS 8,193 million as compared to NIS 8,570 million as of December 31, 2004. The main component of the net change in the total liabilities was the reduction of our deposits, which decreased from NIS 8,488 million as of December 31, 2004 to NIS
8,100 million as of December 31, 2005 (4.6% decrease). The calculation of total liabilities includes a deposit of the State of Israel that was used to grant a credit guaranteed by the State of Israel to the Israel Electric Corporation Ltd,
the balance of which amounted to NIS 6,167 million as of December 31, 2004 and
NIS 6,405 million as of December 31, 2005.

AVERAGE BALANCE OF ASSETS IN VARIOUS LINKAGE SEGMENTS AND THE MARGIN ON THESE
ASSETS

NON-LINKED SHEKEL SEGMENT. The average balance of assets in this segment amounted to NIS 619 million compared with NIS 942 million in 2004, a decrease of
34%, and NIS 1,323 million in 2003. The margin in this segment, including the effect of derivatives, was 1.41% compared with 2.44% in 2004 and 0.35% in 2003.

     It should be noted that most of the non-income bearing debt is included in this segment. As at December 31, 2005 the balance of non-income bearing debt in this segment is NIS 182 million and constitutes 43% of the balance of this segment (before the supplementary and general allowance).

CPI LINKED SHEKEL SEGMENT. The average balance of assets in this segment amounted to NIS 696 million compared with NIS 974 million in 2004, a decrease of
28.5%, and NIS 1,348 million in 2003. The decline in volume of operations in this segment derives from both the general decline in the Bank's operations and the policy of the Bank, according to which the Bank renews credit only for short periods and mainly in the unlinked shekel segment. The margin in this segment, including the effect of derivatives, was 2.74% compared with 2.24% in 2004 and
1.76% in 2003. The improvement in the margin in this segment is mainly due to a decrease in the real rate of interest paid on deposits.

FOREIGN CURRENCY AND FOREIGN CURRENCY LINKED SEGMENT. The total average volume of assets in this segment amounted to NIS 6,775 million in 2005 compared with
NIS 7,161 million in 2004. Credit in this segment includes credit guaranteed by the State that was granted to the Israel Electric Corporation Ltd. out of a deposit of the State. The margin in respect of this credit is negligible and matches the level of risk attached to this credit. The average balance of this credit in 2005 amounted to NIS 6,354 million compared with NIS 6,526 million in
2004. Excluding the said credit, the average balance of assets in this segment amounts to NIS 421 million, compared with NIS 635 million in 2004. The margin in this segment, including the effect of derivatives, was 0.02%, the same as in
2004, as compared with 0.22% in 2003. The low margin rate in this segment is the result of the volume of State guaranteed credit, as stated above.

     The State guaranteed credit and the State deposit from which the credit was granted bear a high rate of return, and due to their high proportion from assets and liabilities they distort the data regarding the margin of this segment.

     The income reported in respect of the credit of this segment amounted to
NIS 853.7 million in 2005 (compared with NIS 364.3 million in 2004). The increase in the income from this credit is due to the increase in the exchange rate of the dollar in 2005 compared with a decrease in 2004. As aforementioned, the said credit is guaranteed by the State and the margin in its respect is insignificant, and therefore the expense recorded in respect of the Government deposit that served as a source for the financing of the said credit was in the same amount.

     An analysis of the data regarding this segment with the exclusion of the aforementioned credit and deposit shows a margin of 0.99% in 2005.

     With respect to the profit from financing operations, it can be assumed that the Bank's policy of reducing its activities and the continuous decrease in the volume of credit will continue to have an adverse effect on the profit from financing operations.

OPERATING INCOME AND EXPENSE

OPERATING AND OTHER INCOME. This income amounted to NIS 18.2 million in 2005, compared with NIS 50.2 million in 2004 and NIS 22.3 million in 2003. Most of the income derived from gains from investments in shares that amounted to NIS 11.3 million in 2005, compared with NIS 41.5 million in 2004 and NIS 10.3 million in
2003. It is worthy of noting that the entire investment in shares amounted to
NIS 70 million as at December 31, 2003, NIS 56 million as at December 31, 2004 and NIS 61 million as at December 31, 2005 so that the gains on the aforementioned stock portfolio in the last two years are considerably high and there is no certainty that they will continue also in the future. In 2005 the income from operating commissions amounted to NIS 2.2 million compared with NIS
4.1 million in 2004 and NIS 6.5 million in 2003, a decrease reflecting the decline in transactions executed by the customers through the Bank.

OPERATING AND OTHER EXPENSES. Operating and other expenses amounted to NIS 44.0 million in 2005, compared with NIS 45.0 million in 2004 and NIS 64.7 million in
2003.

     Payroll expenses, not including employee retirement costs, totaled NIS 18.2 million in 2005, compared with NIS 19.7 million in 2004, a decrease of 8%, and
NIS 33.7 million in 2003. The decrease in payroll expenses was affected by the decrease in the number of employees in accordance with the "Run Off" plan and the efficiency plan complementing it.

     Due to losses for the purpose of VAT on profit, payroll VAT that is usually levied on a financial institution, in an amount that totaled NIS 3.1 million, was not included in payroll expenses in 2005, compared with NIS 3.0 million in
2004, due to the recording of payroll tax receivable in the fourth quarter of
2005.

     In 2005 an expense in the total amount of NIS 5.5 million was recorded under the item of expenses in respect of the early retirement of employees compared with income of NIS 0.8 million in 2004. [As reported in our 2004 Annual
Report, beginning with 2002 the operating expenses included provisions related to the retirement of employees following the approval of the run-off plan. In
2004 the financial statements included income in respect of this component. The income recorded in respect of staff retirement derived from a re-evaluation made by our Board of Directors, which resulted in a reduction in the provision made in respect of the period in which the services of the Chairman of the Board, the
General Manager and the Deputy General Manager may no longer be required. The reduction amounted to NIS 1.7 million. On the other hand, the allowance in respect of employees included in the retirement plan was increased by the amount of NIS 0.9 million, so that the net income in 2004 amounted to NIS 0.8 million.]
Of the expense recorded in 2005, NIS 3.7 million is due to expansion of the definition of salary for purposes of payroll tax that was included in the legislative amendments that were approved in the framework of the economic policy for 2005.

     At the end of the third quarter of 2003, we relocated to new office premises at a much lower rent than that paid for the previous offices, due both to a smaller office space and to lower rent per square meter. The saving in rental payments is fully reflected in 2005 and in 2004.

     Other operating expenses amounted to NIS 16.5 million, compared with NIS
20.4 million in 2004 and NIS 20.7 in 2003. There was a significant decrease in the components of this item as part of the efficiency plan that was implemented by the Bank.

PROVISION FOR TAXES ON INCOME - The Bank received final tax assessments for the tax years up to and including 2000. Carry-forward tax losses of the Bank, in respect of which deferred tax assets have not been recorded, amount to NIS 693 million.

INCOME FROM OTHER ITEMS - Beginning from the second half of 2002 the financial statements of the Bank do not include any special income from the Israeli
Treasury due to the Bank ceasing to distribute dividends, as aforementioned. See
Note 15 to the financial statements regarding the cessation of dividend payments.

B.   LIQUIDITY AND CAPITAL RESOURCES

SOURCES OF FUNDS

     Our main sources of liquidity at the present time are (a) the special line of credit extended by the Bank of Israel, (b) Treasury deposits, and (c) any collections we obtain on existing loans to customers. Set forth below is a chart showing the percentage of the various segments of deposits, as of December 31,
2005:

      Deposits from the public:                              2%
      Treasury:                                             85%
      Deposits from Bank of Israel:                         13%

     The balance of the special line of credit (principal and interest) as of
December 31, 2005 was NIS 1,034 million, as compared to NIS 1,404 million as of
December 31, 2004, a decline of NIS 370 million. We used funds made available primarily from the realization of our assets to repay deposits of the public and repay the special line of credit

     The balance of the special line of credit (principal and interest) at the end of each quarter of 2005, was as follows:

                             IN MILLIONS OF NIS
                           -----------------------

                           1st Quarter-      1,287
                           2nd Quarter-      1,214
                           3rd Quarter-      1,058
                           4th Quarter-      1,034

     The terms of the special line of credit require that the loans extended to us thereunder be repaid, at the latest, by July 31, 2008. See "Item 4.
Information on the Company-Business Overview" above for a description of our special line of credit.

     Under the present terms of the special line of credit, as set forth in the letter of the Governor of the Bank of Israel dated October 30, 2005, the maximum amount of the credit line shall not exceed at any time the sum of NIS 1.25 billion and the balance shall decrease according to the forecast that was attached to the above letter.

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

     Deposits of the public amounted to NIS 178 million on December 31, 2005, compared with NIS 405 million on December 31, 2004, a decrease of 56%. These deposits are comprised of non-linked shekel deposits in the amount of NIS 88 million, compared with NIS 198 million at December 31, 2004, CPI-linked deposits in the amount of NIS 78 million, compared with NIS 149 million at December 31,
2004, and foreign currency denominated or linked deposits in the amount of NIS
12 million, compared with NIS 58 million at December 31, 2004.

     Government deposits as of December 31, 2005 amounted to NIS 6,883 million, compared with NIS 6,655 million on December 31, 2004. The main component of the
Government deposits is foreign currency denominated deposits, which serve as the source for granting long-term loans. The balance of the Government's foreign currency deposits amounted to NIS 6,527 million on December 31, 2005, compared with NIS 6,282 million at the end of 2004. The increase in the foreign currency
Government deposits is due to the increase in the exchange rate of the dollar.
The Government's foreign currency deposits include a deposit of NIS 6,405 million that was made in order to provide long-term credit to the Israel
Electric Corporation Ltd. The credit and deposit are at the same terms other than an insignificant margin that we have with respect to the credit. As aforementioned, we also received a guarantee from the State as security for the said credit.

     Another component of these deposits are the CPI-linked deposits, received as part of the arrangement of the Kibbutzim. These deposits served as a source for rescheduling the debts of the kibbutzim. The balance of the Government's
CPI-linked deposits as of December 31, 2005 amounted to NIS 356 million, compared with NIS 372 million as of December 31, 2004. These deposits are long-term deposits that are repaid in installments according to the period for which the arrangement loans were provided (until the end of 2013).

     Deposits from banks as of December 31, 2005 amounted to NIS 1,049 million, compared with NIS 1,428 million at December 31, 2004. Of this amount, an amount of NIS 1,034 million derived from the special credit line, which the Bank of
Israel granted to the Bank, compared with NIS 1,404 million as of December 31,
2004. These figures indicate a decrease of NIS 370 million in the utilized credit line. Other than the Bank of Israel credit line, the aforementioned item also includes a deposit in the amount of NIS 15 million that is a long-term deposit of a foreign bank that was deposited with the Bank in the 1990s. This deposit was deposited by the Bank with the Treasury and has the same repayment dates as the aforementioned deposit.

CASH FLOW

     Our cash flow must be examined in light of the process by which we are realizing the assets of the bank within the framework of the run-off plan under which we are operating.

     The cash balance as of December 31, 2005 amounted to approximately NIS 53 million, compared to NIS 95 million as of December 31, 2004, a decline of approximately NIS 42 million and NIS 115 million in 2003.

CASH AND DEPOSITS WITH BANKS. The balance of our deposits with banks amounted to approximately NIS 72.9 million, as of December 31, 2005, compared with approximately NIS 117.9 million as of December 31, 2004 and approximately NIS
143.9 as of December 31, 2003.

     The balance of our deposits with banks as of December 31, 2005 was comprised as follows:

     o    NIS 12.8 million deposits with the Bank of Israel.

     o    NIS 42.2 million short-term deposits with other banks in Israel and abroad. (This amount includes approximately NIS 25.4 million, as of
          December 31, 2005, that are pledged to the banks in which they are deposited. These pledges were granted pursuant to the approval of the
          Bank of Israel and serve as collateral for our activities in derivative financial instruments with these banks).

     o    This amount includes NIS 17.9 million long-term CPI-linked deposits.

     Cash flow from current operations in 2005 showed a surplus of approximately
NIS 28 million.

     Cash flow from asset operations in 2005 shows a decline in the assets in an amount equal to approximately NIS 310 million, resulting primarily from a decline in loans, which was approximately NIS 270 million.

     Cash flow from liabilities in 2005 showed a decline of approximately NIS
380 million in our liabilities, including deposits of the public, deposits of banks and deposits of the Government. The special line of credit from the Bank of Israel currently represents the cash flow surplus between the cash flow resulting from realization of the assets and the cash flow resulting from the payment of liabilities. The balance of the special line of credit at the end of
2005 was NIS 370 million less than at the end of 2004, which indicates that, during the course of 2005, the consideration from the realization of the assets
(including the decline of cash) plus the surplus cash flow from current operations, constituted a sufficient source for the payment of the liabilities and the significant reduction of the outstanding balance of the special line of credit.

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

EQUITY CAPITAL

     Our shareholders' equity as of December 31, 2005 was equal to NIS 197 million. The total equity, including non-participating shares, as of December
31, 2005 amounts to approximately NIS 527 million (compared with NIS 508 million as of December 31, 2004) representing approximately 6.04% of the balance sheet total.

     The increase in total equity, including the non-participating shares, derives from an increase in the value of the perpetual deposit with the Treasury and an increase in the capital reserve from adjustments relating to the presentation of available-for-sale securities at market value. The increase of
NIS 21.7 million in the perpetual deposit with the Treasury derives from CPI linkage differences on the said deposit in 2005. These linkage differences are not reflected in the statement of income. The increase in the capital reserve from adjustments relating to the presentation of available-for-sale securities at market value amounts to NIS 5.8 million.

     In August 2005 the Israel Accounting Standards Board published Accounting
Standard No. 22, "Financial Instruments: Disclosure and Presentation". The
standard provides rules for presenting financial instruments in the financial statements and specifies the proper disclosure required in respect thereto.
Furthermore, the standard provides the method for classifying financial instruments as financial liabilities and as shareholders' equity, for classifying the interest, dividends, losses and gains related to them and the circumstances for offsetting financial assets and financial liabilities. The new standard will apply to financial statements for periods beginning on January 1,
2006 or thereafter.

     The standard provides that it is to be adopted on a prospective basis. The comparative data presented in the financial statements for periods beginning on the date the standard comes into effect will not be restated.

     Following implementation of the standard, as from January 1, 2006 preference shares of classes C, CC and CC1 that are included in the shareholders' equity are reclassified as liabilities in respect of profit-participating preference shares. Following this reclassification, our shareholders' equity decreased as of January 1, 2006 by the amount of NIS 204.1 million and became a shareholders' deficit in the amount of NIS 7.0 million.

CAPITAL ADEQUACY

     On December 31, 2005, our minimum capital ratio was a negative ratio
(0.74%) compared with 0.64% on December 31, 2004. The Proper Banking Procedures
stipulate that the minimum capital ratio must be 9.0%.

     On November 26, 2003, the Supervisor of Banks notified us of his decision to waive the minimum capital ratio of 15%, which applied to us until that date.

     As a result of the sharp decline in our "first tier capital" and in view of the limitation providing that "second tier capital" in excess of the "first tier capital" shall not be taken into consideration in calculating the minimum capital ratio, almost all of our "second tier capital" remains unutilized in the calculation of the minimum capital ratio (thus, as at December 31, 2005, "second tier capital" in the total amount of NIS 560 million remains unutilized). In the opinion of our board of directors, in our present circumstances, the requirement to maintain a minimum capital ratio is irrelevant to our operations. It should be noted that the regulatory mandated minimum capital ratio is applied to normally operating institutions, while our Bank is currently subject to severe limitations pursuant to the "Run-Off" plan.

ALLOWANCE FOR DOUBTFUL DEBTS

     The following table shows a summary of the changes in the allowance for doubtful debts for the years ended December 31, 2005, 2004 and 2003:

                                       53

                                                                         2005
                                                          ----------------------------------
                                                         SPECIFIC   SUPPLEMENTARY
                                                        ALLOWANCE (1) ALLOWANCE (2)    TOTAL
                                                          -----          -----         -----
                                                                    REPORTED AMOUNTS
                                                          ----------------------------------
                                                                      NIS MILLIONS
                                                          ----------------------------------

Balance of allowance at beginning of year                 714.4           69.6         784.0
                                                          -----          -----         -----

Current allowances                                         82.9              -          82.9
Reduction in allowances                                   (26.4)         (12.0)        (38.4)
Collection of debts written-off in previous years          (0.3)             -          (0.3)
                                                          -----          -----         -----
Amount charged to the income statement                     56.2          (12.0)         44.2
                                                          -----          -----         -----

Debts written-off                                         (95.3)             -         (95.3)
                                                          -----          -----         -----

Balance of allowance at end of year                       675.6           57.6         733.2
                                                          =====          =====         =====

Amount of allowance not deducted from credit
 to public                                                  1.0              -           1.0
                                                          -----          -----         -----

                                                                         2004
                                                          ----------------------------------
                                                         SPECIFIC   SUPPLEMENTARY
                                                        ALLOWANCE (1) ALLOWANCE (2)    TOTAL
                                                          -----          -----         -----
                                                                    REPORTED AMOUNTS
                                                          ----------------------------------
                                                                      NIS MILLIONS
                                                          ----------------------------------

Balance of allowance at beginning of year                 732.5           78.5         811.0
                                                          -----          -----         -----
Current allowances                                         96.5            3.4          99.9
Reduction in allowances                                   (16.5)         (12.3)        (28.8)
Collection of debts written-off in previous years          (0.9)             -          (0.9)
                                                          -----          -----         -----
Amount charged to the income statement                     79.1           (8.9)         70.2
                                                          -----          -----         -----

Debts written-off                                         (98.1)             -         (98.1)
                                                          -----          -----         -----

Balance of allowance at end of year                       714.4           69.6         784.0
                                                          =====          =====         =====
Amount of allowance not deducted from credit
 to public                                                  0.9            0.9           1.8
                                                          -----          -----         -----

                                       54

                                                                         2003
                                                          ----------------------------------
                                                         SPECIFIC   SUPPLEMENTARY
                                                        ALLOWANCE (1) ALLOWANCE (2)    TOTAL
                                                          -----          -----         -----
                                                                    REPORTED AMOUNTS
                                                          ----------------------------------
                                                                      NIS MILLIONS
                                                          ----------------------------------

 Balance of allowance at beginning of year                617.3           82.4         699.7
                                                          -----          -----         -----
 Current allowances                                       144.3            3.5         147.8
 Reduction in allowances                                  (10.4)          (7.4)        (17.8)
                                                          -----          -----         -----
 Amount charged to the income statement                   133.9           (3.9)     (3)130.0
                                                          -----          -----         -----

 Debts written-off or transferred                         (31.3)             -         (31.3)
 Erosion and inflationary adjustments                      12.6              -          12.6
                                                          -----          -----         -----
 Balance of allowance at end of year                      732.5           78.5         811.0
                                                          =====          =====         =====
 Amount of allowance not deducted from credit
  to public                                                 1.5            0.9           2.4
                                                          -----          -----         -----

     (1)  Not including allowance for interest on non-income bearing loans.

     (2)  Including a general allowance in accordance with Bank of Israel directives in the total amount of NIS 38.9 million (as of December 31,
          2004 - NIS 38.9 million; as of December 31, 2003 - NIS 38.9 million).

     (3)  Amount of NIS 129.8 million was recorded in the statement of income in reported amounts.

     The following table summarizes the balance of overall credit risk of problem loans in 2005, 2004 and 2003 and the allowance for doubtful debts relating to them:

                                  AS OF DECEMBER 31-IN MILLIONS OF NIS
                                 -------------------------------------
                                  2005          2004            2003
                                 -----        -------          -------
Overall Credit Risk of
Problem Loans                    799.1        1,126.1          1,447.4
Annual Expense for
Allowance for Doubtful
Debts                             44.2           70.2            129.8

Percentage of Annual
Expense for Allowances
for Doubtful Debts out
of Overall Credit of
Problem Loans                      5.5%           6.2%             9.0%

C.   OFF-BALANCE SHEET ARRANGEMENTS (GUARANTEE ARRANGEMENTS AND OTHER
     COMMITMENTS).

     In the normal course of our business, prior to the liquidity crisis we experienced in the third quarter of 2002, we engaged in several types of off-balance sheet arrangements to meet the financing needs of our customers, including various types of guarantees, commitments to extend credit and letters of credit. The following table summarizes the balances of these arrangements as of December 31, 2005 and 2004:

                                                                      DECEMBER 31      DECEMBER 31
                                                                         2005              2004
                                                                        -----             -----
                                                                           IN MILLIONS OF NIS
                                                                        -----------------------
TRANSACTIONS THE BALANCE OF WHICH
 REPRESENTS A CREDIT RISK -

Guarantees securing credit                                              171.6             179.9
Guarantees to home purchasers                                            49.8              91.0
Other guarantees and liabilities                                         17.4              25.1
Letters of credit                                                           -               2.9
Unutilized revolving credit facilities                                    1.7               0.3
Irrevocable commitments to grant
credit facilities, approved but not yet executed                            -               0.8

     Our income and expenses from the above types of off-balance sheet financial instruments for the past two years were as follows:

                                       IN MILLIONS OF NIS              IN MILLIONS OF NIS
                                 ------------------------------- -------------------------------
                                              2005                            2004
                                 ------------------------------- -------------------------------
Income from  guarantees  issued
by us                                         2.3                             3.0
Expenses on  guarantees  issued
in our favor                                   -                              0.1

     Our off-balance sheet arrangements involve credit risk, as detailed in the table above, according to each type of arrangement.

     The realization of our undertakings pursuant to our off-balance sheet arrangements will have an adverse effect on our liquidity.

     The circumstances under which we would have to pay pursuant to our off-balance sheet arrangements are generally external circumstances, dependent upon third parties. While, generally speaking, it is not certain whether or not such circumstances will take place, it can be assumed with a high degree of certainty that we will pay part of the above off-balance sheet arrangements.

OTHER CONTINGENT LIABILITIES AND COMMITMENTS

     In 2003, we signed a lease agreement in respect of our office premises for an initial period ending in August 2006. On March 21, 2006, we exercised our option to extend the lease period until August 31, 2009. The annual lease payment, which is linked to the CPI, amounts to NIS 0.9 million. We have an option to extend the lease period by an additional three years. The annual lease payment, which is linked to the CPI, will be raised by 5% in the additional period.

     We have outsourced our computer services. In connection with the outsourcing, in 2004, we entered into an agreement with a three-year term, with an optional two year extension. In 2005, the cost of the service amounted to NIS
3.4 million and in 2006, the cost of the service will amount to NIS 2.6 million.
On May 7, 2006, we decided to exercise the extension option. The cost of service for each additional year will amount to NIS 2.4 million, linked to the CPI and the USD/NIS exchange rate.

     Between 1998-2001, we entered into agreements to participate in private investment funds. The total amount approved for investment by us amounts to
US$20 million. The investment funds invest in Israeli companies or companies related to Israel and in high-tech companies. The majority of the investments made by these funds is in the credit component. The balance of this undertaking as of balance sheet date amounts to US$ 4.2 million.

     We have granted to our officers, directors and others, various indemnification agreements. For a description of certain indemnification agreements granted to our directors and senior officers, see Item 6. For a description of certain indemnification agreements granted to employees and others, see Note 20 in our financial statements in Item 17.

DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY PERIODS

A.   VOLUME OF OPERATIONS

1.   Stated amount of derivative instruments ALM (1)

                          DECEMBER 31, 2005           DECEMBER 31, 2004
                          ------------------         -------------------
                        CPI/SHEKEL    FOREIGN      CPI/SHEKEL     FOREIGN
                         INTEREST     CURRENCY      INTEREST      CURRENCY
                        CONTRACTS    CONTRACTS     CONTRACTS     CONTRACTS
                          -----        -----         -----         -----
                           REPORTED AMOUNTS           REPORTED AMOUNTS
                          ------------------         -------------------
                           NIS          NIS           NIS           NIS
                         MILLIONS     MILLIONS      MILLIONS      MILLIONS
                          -----        -----         -----         -----

Options purchased             -         14.5             -          36.2
Forward contracts          45.8        136.7         145.0         343.9
                          -----        -----         -----         -----

Total                      45.8        151.2         145.0         380.1
                          =====        =====         =====         =====

2.   Gross fair value of derivative instruments ALM (1)

                          DECEMBER 31, 2005           DECEMBER 31, 2004
                          ------------------         -------------------
                        CPI/SHEKEL    FOREIGN      CPI/SHEKEL     FOREIGN
                         INTEREST     CURRENCY      INTEREST      CURRENCY
                        CONTRACTS    CONTRACTS     CONTRACTS     CONTRACTS
                          -----        -----         -----         -----
                           REPORTED AMOUNTS           REPORTED AMOUNTS
                          ------------------         -------------------
                           NIS          NIS           NIS           NIS
                         MILLIONS     MILLIONS      MILLIONS      MILLIONS
                          -----        -----         -----         -----

Gross positive fair value     -          3.5           1.4           9.5
Gross negative fair value  (0.5)           -           0.1           2.4
                          -----        -----         -----         -----

Total                      (0.5)         3.5           1.3           7.1
                          =====        =====         =====         =====

B.   DERIVATIVE INSTRUMENTS CREDIT RISK ACCORDING TO THE OPPOSITE PARTY TO THE
     CONTRACT

                                                                  DECEMBER 31, 2005
                                                             -------------------------
                                                                  REPORTED AMOUNTS
                                                             -------------------------
                                                                    NIS MILLIONS
                                                             -------------------------
                                                             BANKS  CENTRAL BANKS TOTAL
                                                             ----       ---       ----
Gross positive fair value of derivative instruments           3.5         -        3.5
Off-balance sheet credit risk in
 respect of derivative instruments (2)                       18.2       1.4       19.6
                                                             ----       ---       ----

Total credit risk in respect of derivative instruments       21.7       1.4       23.1
                                                             ====       ===       ====

                                                      DECEMBER 31, 2004
                                               -------------------------------
                                                       REPORTED AMOUNTS
                                               -------------------------------
                                                        NIS MILLIONS
                                               -------------------------------
                                               BANKS    CENTRAL BANKS    TOTAL
                                               ----         ----         ----
Gross positive fair value
 of derivative instruments                      1.4          9.5         10.9
Off-balance sheet credit risk in
 respect of derivative instruments (2)         25.7         26.8         52.5
                                               ----         ----         ----

Total credit risk in respect of
 derivative instruments                        27.1         36.3         63.4
                                               ====         ====         ====

(1)  Derivatives comprising part of the asset and liability management of the
     Bank, not designated for hedging purposes.

(2)  Off-balance sheet credit risk relating to derivative instruments (including those with a negative fair value) as computed for limitation on individual borrower indebtedness.

C. MATURITY PERIOD - STATED AMOUNTS AT YEAR-END

                                             DECEMBER 31, 2005
                                      --------------------------------
                                             REPORTED AMOUNTS
                                      --------------------------------
                                                  FROM 3
                                      UP TO       MONTHS
                                    3 MONTHS     TO 1 YEAR        TOTAL
                                      -----         ----          -----
                                 NIS MILLIONS    NIS MILLIONS  NIS MILLIONS
                                      -----         ----         -----

CPI/Shekel interest contracts          25.3         20.5           45.8
Foreign currency contracts            151.2            -          151.2
                                      -----         ----          -----

Total                                 176.5         20.5          197.0
                                      =====         ====          =====

                                              DECEMBER 31, 2004
                                      ----------------------------------
                                               REPORTED AMOUNTS
                                      ----------------------------------
                                                    FROM 3
                                      UP TO         MONTHS
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

ALLOWANCE FOR DOUBTFUL DEBTS RELATING TO OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

     Our allowance for doubtful debts relating to off-balance sheet financial instruments was NIS 1.0 million in 2005 compared with NIS 1.8 million for 2004 and 2.4 for 2003.

MATURITY PROFILE OF OUR CONTRACTUAL OBLIGATIONS

     The following table sets forth as of December 31, 2005 the maturity profile of our contractual obligations.

                                                               AS OF DECEMBER 31, 2005
                                                               PAYMENTS DUE BY PERIOD
                                                                  IN MILLIONS OF NIS
                               --------------------------------------------------------------------------------------
                                                 LESS                                                          WITHOUT
CONTRACTUAL CASH                                THAN 1                            4-5            OVER          MATURITY
OBLIGATIONS                     TOTAL            YEAR          1-3 YEARS         YEARS          5 YEARS          DATE
                               --------         -------         -------         -------         -------         -----

Senior Debt                     1,130.3           154.4           425.9               -               -        *550.0

Subordinated Debt              11,850.3           940.8         1,444.7         1,409.5         7,994.3          61.0
                               --------         -------         -------         -------         -------         -----
Total Contractual Cash
Obligations                    12,970.6         1,095.2         1,870.6         1,409.5         7,994.3         601.0
                               ========         =======         =======         =======         =======         =====

CONTINGENT LIABILITIES
AND COMMITMENTS

Lease Agreement                     0.9             0.9               -               -               -             -

IT Outsource Contract               2.6             2.6               -               -               -             -

Stated Amount of
Derivative Instruments            197.0           197.0               -               -               -             -
                               --------         -------         -------         -------         -------         -----

Total Contingent
Liabilities and
Commitments                       200.5           200.5               -               -               -             -
                               ========         =======         =======         =======         =======         =====

*The balance includes the balance of the credit line that was provided by the
Bank of Israel until July 31, 2008 (the end of the Run-Off plan

     In the above table, the future cash flows are presented in respect of the liabilities in accordance with the remaining period to the contractual maturity date of each cash flow.

     Out of the total contractual cash obligations set forth in the table above,
NIS 10,945.2 million (included in subordinated debt) stems from the repayment of the State of Israel's deposit which served for the granting of a credit guaranteed by the State of Israel. The maturity profile of the payments due with respect to the deposit is as follows:

     Less than one year         NIS 661.8 million

     1-3 years                  NIS 1,310.0 million

     4-5 years                  NIS 1,292.0 million

     More than 5 years          NIS 7,681.4 million

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

     THESE ACCOUNTING PRINCIPLES IN RESPECT TO CRITICAL ISSUES ARE IMPLEMENTED
BY OUR BOARD OF DIRECTORS AND MANAGEMENT ACCORDING TO ISRAELI GAAP , WHICH
DIFFERS IN CERTAIN RESPECTS FROM U.S. GAAP AS DESCRIBED BELOW IN "ITEM 17-
FINANCIAL STATEMENTS" AND NOTE 31 TO THE FINANCIAL STATEMENTS.

     The following list sets forth the issues defined by our directors and management as critical from the accounting perspective.

ALLOWANCES FOR DOUBTFUL DEBTS - The specific allowance for doubtful debts is prepared based on the assessment of our directors and management as to the losses inherent in our credit portfolio, including off-balance sheet items. In making these assessments management takes into consideration, among other things, the risks involved in the financial stability of our borrowers and their repayment ability, based on the information compiled and presented by our credit officers as to their financial position and future cash flows as well as the quality and value of the collateral received.

     The financial stability of our borrowers and their ability to repay depends on economic variables that are not under our control and/or the control of the borrowers.

     Our directors and management are assisted by independent assessors and appraisers in order to obtain an indication as to the value of the collateral that we hold. For example, the assessment of real estate that serves as collateral for a loan that we extend is generally made for us by independent assessors. The value taken for the purpose of computing the required allowance for doubtful debts is based upon an appraiser's valuation concerning "hasty sale", taking into account the terms and conditions of the sale and the expenses incurred with the sale.

     The amount that may be collected from borrowers is therefore based on assessments that by nature are subjective. The dependency on these assessments cannot assure that the amount that would in fact be collected will be in accordance with the assessments.

     The total monetary debt (not including off-balance sheet items) of borrowers in respect of whom an allowance for doubtful debts exists as of
December 31, 2005 was NIS 445 million (on December 31, 2004 - NIS 629 million).

     The amount of credit to the public stated in the financial statements is net of the general and supplemental allowances for doubtful debts, the total balance of which as of December 31, 2005 amounted to NIS 57.6 million (on
December 31, 2004 - NIS 69.6 million). The allowances that we made are done in accordance with directives of the Bank of Israel.

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

PROVISIONS RELATING TO EMPLOYEE SEVERANCE BENEFITS - The liability in respect of severance pay is computed as generally accepted on the basis of a monthly salary for each year of employment, and is covered in full by payments and deposits in pension and provident funds and by the purchase of insurance policies.

In December 2002, a special collective agreement was signed by us, the General
Federation of Labor and our employees' committee regarding the reduction in the number of our employees. According to this agreement, some of our employees are entitled to a pension as from date of termination of their employment. In respect of such employees, we also signed an agreement with a pension fund that arranges the payment of the pensions. In accordance with the agreements, on the date on which the employment of each such employee is terminated, the Bank deposits with the pension fund the amount required in order to purchase the pension rights for the employee. We included a provision in respect of the anticipated cost of acquisition of the pension rights, as calculated in an opinion prepared by a pension expert. The said calculation is based on the expert's best knowledge of the effects of recent changes in legislation and pension arrangements. The cost of acquiring the pension rights was discounted as of December 31, 2005 on the basis of an annual discount rate of 3.0% (on
December 31, 2004 - 3.0%). The total provision in respect of employees entitled to a pension upon their retirement from the Bank amounts to NIS 16.1 million as of December 31, 2005 (on December 31, 2004 - NIS 15.9 million). Computation of the said rights at an annual discount rate of 2.0% would have increased the cost of acquisition of the pension rights by NIS 0.9 million as of December 31, 2005
(on December 31, 2004 - NIS 0.9 million).

     In view of the above it is not certain that the actual expense would be in accordance with the estimate used to calculate the provision.

FAIR VALUE OF FINANCIAL INSTRUMENTS

A.   SECURITIES - All the securities owned by us as of December 31, 2005 are classified as available-for-sale securities. Marketable securities are stated in the balance sheet at fair value. Their fair value is determined on the basis of market quotation as of the balance sheet date. This data does not necessarily reflect the price that may be received from the sale of securities in large quantities. The value of non-marketable securities in the financial statements at December 31, 2005, was NIS 30 million (as of
     December 31, 2004 - NIS 31 million). These securities are stated at their adjusted cost net of provisions for impairment in value based on management's assessments. These provisions were included based on the financial statements of the companies involved. Actual proceeds from the disposal of these investments may differ from their equity value as stated
     in the financial statements.

B.   DERIVATIVE FINANCIAL INSTRUMENTS - Within the framework of the asset and liability management policy intended to manage our exposure to financial risks, we conduct transactions in derivative financial instruments. These instruments include future transactions and options designed to protect against exposure to linkage base and currency exchange risks. The transactions that we conduct are in instruments that are not traded in an active market. In order to estimate the fair value of these instruments, we use models that serve us in our current operations and which take into consideration the inherent risk of the financial instrument (interest rate, margin of error, credit risk etc.). The fair value of assets and liabilities relating to such transactions, included in the financial statements as at December 31, 2005, is as follows:

          Other assets - NIS 3.5 million (as of December 31, 2004 - NIS 10.9 million).

          Other liabilities - NIS 0.5 million (as of December 31, 2004 - NIS 2.5 million).

          The above values relate to transactions of a total stated value of NIS
     197 million (as of December 31, 2004 - NIS 525 million). Of this transaction value of NIS 197 million, transactions of a stated value of NIS
     167 million matured during January 2006, and transactions of a stated value of NIS 30 million will mature during the period of three to twelve months from December 31, 2005.

          As stated above, all balances of derivative financial instruments serve as protection against exposure to linkage base and currency exchange risks. Changes in financial parameters, which served as a basis for computing the fair value of the said instruments may result in a change in their fair value.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

IDENTITY OF DIRECTORS

     The name, age and position of each member of our board of directors as of
June 1, 2006, and the month and/or year his or her tenure began, are set forth in the following table:

NAME                             AGE  POSITION WITH REGISTRANT                                 HOLDS POSITION SINCE
----                             ---  ------------------------                                 --------------------

Dr. Raanan Cohen(1,3,4,12)        65  Chairman of the Board of Directors of the Bank           August 2002
Richard Armonn(1,4,5)             72  Deputy Chairman of the Board of Directors of the Bank    1971(6)
Avi Olshansky(1,4,8)              70  Director                                                 November 1997
Yacob Aizner(2,4,8)               60  Director                                                 October 2002
Shulamit Eshbo(l,2,3,9)           41  Director                                                 November 2002
Yeheskel Beinisch(2,3,9)          65  Director                                                 November 2002
Moshe Gavish(1,3,9)               58  Director                                                 November  2002
Ehud Green(2,3,4,10)              52  Director                                                 December 2002
Ben-Zion Dagan(3,4,7)             73  Director                                                 July 2002
Aharon Hildesheimer(1,2,11)       64  Director                                                 March 2006
Hillel Ashkenazy (1,4,7,13)       71  Director                                                 January 1997
Ephrat Bronfeld (1,2,3,14)        58  Director                                                 December 2002

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

(7)  Appointee of Israel Discount Bank Ltd. and its affiliates.

(8)  Appointee of Bank Leumi-Le-Israel B.M. and its affiliates.

(9)  Appointee of State of Israel.

(10) Outside director re-elected by our shareholders at the annual general meeting of the shareholders on March 22, 2006 in accordance with the
     Companies Act - 1999 (Israel). Did not serve as a director from December
     25, 2005 until March 21, 2006.

(11) Outside director elected by our shareholders at the annual general meeting of the shareholders on March 22, 2006 in accordance with the Companies Act
     - 1999 (Israel).

(12) Dr. Raanan Cohen is not a director appointed by the holders of our Ordinary
     A shares. He was appointed to the board of directors by the other members of the board of directors. Under our Articles of Association, a director so appointed by the other directors automatically becomes Chairman of the
     Board.

(13) Tenure ended in March 2006.

(14) Outside director elected by our shareholders at the annual general meeting of the shareholders on December 26, 2002 in accordance with the Companies
     Act - 1999 (Israel). Tenure ended December 25, 2005.

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
From 1992 until 1999, he served as a public director of Transclal Trade Ltd.,
Williger Ltd. and Blue Square Cooperative. Dr. Cohen is also a director of Oil
Refineries Ltd., Phoenix (Israel) Insurance Ltd and Transclal Trade Ltd.

     RICHARD ARMONN, DIRECTOR. Mr. Armonn has been a director since 1971, with interruptions. He is an appointee of Bank Hapoalim B.M. and its affiliates and he currently serves as our Deputy Chairman. He is chairman of our credit committee and a member of our administration committee. Mr. Armonn served in the past as Deputy Chief Executive Officer of Bank Hapoalim B.M. and he was also the manager of the credit department for that bank. He has served as Deputy Chief
Executive Officer and Chairman of the board of Gmul Investments Ltd. He is the
Honorary Chairman of the Israel-Romania Chamber of Commerce and Industry. He is
also a director of Elhana Ltd.

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
Azorim Investment Development and Construction Company Ltd., Camel Grinding
Wheels Sarid Ltd., Kibbutz Sarid, Kibbutz-Tzora, Tzora Active System Ltd. and
Asif Provident Funds Management Company Ltd.

     YACOB AIZNER, DIRECTOR. Mr. Aizner has been a director since October 2002.
He is an appointee of Bank Leumi-Le-Israel B.M. and its affiliates. Mr. Aizner is a member of our audit and credit committees. Mr. Aizner was the Managing
Director (from 1996-1999) and Deputy Managing Director (from 1986-1996) of Bank of Jerusalem Ltd. Since 2000, Mr. Aizner has worked as an independent real estate promoter. Mr. Aizner is also a director of Sadot Binyamina Ltd. and serves as the head of the Investment Committee of the Teachers' Pension Fund

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

     MOSHE GAVISH, DIRECTOR. Mr. Gavish has been a director since November 2002.
He is an appointee of the State of Israel. Mr. Gavish is a member of our administration and financial statement review committees. From 1989 to 1993, he served as Commissioner of the Income Tax and Property Tax Authority and from
1994 to 2000, as General Manager of Mercantile Discount Bank. Since 2000, he has
practiced law and advised companies independently. Mr. Gavish is a director of the following companies: Ma'alot, Israel Electric Corporation, Afikim Hashkaot
G.G. (2000) Ltd., Innoventions and Allium.

     EHUD GREEN, DIRECTOR. Mr. Green has been a director since December 2002. He is a member of our audit, credit and financial statement committees. Mr. Green is an outside director. From 1972 to 1996, Mr. Green served as a career officer in the Israel Defense Forces, the Israel Police Force and the security services.
Mr. Green has been practicing law in his own firm since 1996.

     BEN-ZION DAGAN, DIRECTOR. Mr. Dagan has been a director since July 2002. He is an appointee of Israel Discount Bank and its affiliates. He is a member of our audit and financial statement review COMMITTEES Mr. Dagan served as a director of a subsidiary of Bank of Jerusalem Ltd. from 1997 to 2002.

     AHARON HILDESHEIMER, DIRECTOR. Mr. Hildesheimer has been a director since
March 2006. He is a member of our audit and administration committee. Mr.
Hildesheimer is an outside director. Since 1991, Mr. Hildesheimer is the
Managing Director of Admon Trust & Investments Ltd. From 1973 to 1987, he
served in various senior positions at Mizrahi Bank Ltd. From 1987 to 1991, Mr.
Hildesheimer served as Managing Director of Finance and Trade Bank Ltd. From
1994 to 2002, he was the founder, director and CFO of Inflight Financial
Services, Ltd,, Dublin, Ireland. Mr. Hildesheimer is a director of Pardes
Industries Ltd. HILLEL ASHKENAZY, DIRECTOR. Mr. Ashkenazy was a director from
January 1997 until March 2006. He was an appointee of Israel Discount Bank Ltd.
and its affiliates. Mr. Ashkenazy was a member of our administration and credit committees. Mr. Ashkenazy served as Chairman of our audit committee from 1999 to
2002. He has served in various positions with the Government, and in the public and private sector, including, as Director General of the Ministry of Immigrant
Absorption. Mr. Ashkenazy heads a law firm and specializes in corporations and investments. He serves as a director of Aman Holdings Ltd., C.D.I. Systems
(1992) Ltd. and Hanan Management and Assets Ltd.

     EPHRAT BRONFELD, DIRECTOR. Ms. Bronfeld was a director from December 2002 until December 2005. She was a member of our audit, financial statement review , and administration committees. Ms. Bronfeld was an outside director. From
1996-2002, Ms. Bronfeld worked at Tahal Consulting Engineers Ltd., for two years as Assistant to the General Manager and Corporate Secretary and for four years as the General Manager of one of its subsidiaries. Ms. Bronfeld is a director of
Yahav Massad Mutual Funds Ltd., Arel Communications and Software Ltd and Okiana
Advanced Industries Ltd.

For further information regarding the Directors having accounting and financial expertise, as defined in the Companies Law, see below in this Item 6.

IDENTITY OF OFFICERS

     The name, age and position of each of our executive officers, as of June 1,
2006, and the month and year his or her tenure began, are set forth in the following table:

NAME                            AGE   POSITION WITH REGISTRANT                    HELD POSITION SINCE
----                            ---   ------------------------                    -------------------
Dr. Raanan Cohen(1)             65    Chairman of the Board                       August 2002

Uri Galili(2)                   61    General Manager                             July 2002

Arieh Savir(3)                  60    Deputy General Manager                      September 2002

Rimon Shmaya(4)                 57    Comptroller                                 April 2001
                                      Comptroller & Financial Risks Manager       January 1998
                                      Member of the Management                    May 1996

Nathan Dekel(5)                 55    Operations & Controls Manager               April 2004
                                      Operations Manager                          July 1999
                                      Member of the Management                    August 1990

Michael Warzager(6)             51    General Counsel                             March 1998

Itzhak David(7)                 51    Internal Auditor                            November 2002

     (1) Dr. Raanan Cohen is included in this list since he is a salaried employee of the bank. Under Israeli law, a director, including a salaried chairman of the board, is not considered to be an executive officer.

     (2) Mr. Uri Galili has served as our General Manager since July 2002. From
1995 until 2001, Mr. Galili was Director and General Manager of Bank Leumi
(U.K.) Le-Israel B.M.. From 2001 until July 2002, he served as Head of
International Private Banking at Bank Leumi Le-Israel Ltd.

     (3) Mr. Arieh Savir has served as our Credit Manager since September 2002 and as our Deputy General Manager since October 2002. From 1994 until September
2002, Mr. Savir was Head of the Financial Services and Workout Division of Bank
Hapoalim Ltd.

     (4) Mr. Rimon Shmaya has served as our Comptroller since January 1998 and as a member of our management since May 1996.

     (5) Mr. Nathan Dekel has served as our Operations Manager since July 1999.
Prior to that, he served as the Business Department Manager and has been a member of our management since 1990.

     (6) Mr. Michael Warzager has served as our General Counsel since March
1998. Prior to that, he was the Head of our Legal Department.

     (7) Mr. Itzhak David has served as our Internal Auditor since November
2002. Prior to that, he served as assistant to the Internal Auditor for approximately one year. From 2000 to 2001, Mr. David was Chief Financial Officer
of Ampa Investments Ltd. From 1994 until 2000, he was the Chief Financial
Officer and Secretary of The Investment Company for Industrial Development in
Israel Ltd. and its subsidiaries.

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
is entitled, by virtue of combining its own shares and the shares of the other holders party to the agreement, to appoint one additional director. While in the past we were of the opinion that this agreement required the consent of the
Governor of the Bank of Israel, in September 2005, the Bank of Israel clarified to us that such consent is not required.

     Pursuant to the Companies Act, we are required, as of February 1, 2000, to have at least two outside directors elected by our shareholders voting at a general meeting of the shareholders, at least one of whom must have accounting and financial expertise and the others must have professional skills, according to the definition of these terms in the aforementioned law. At the time of the appointment or during the two years preceding the appointment, neither the outside director himself nor any of his relatives, partners, employers or companies in which he is a controlling member may have had an interest in the company whose board the outside director is to be appointed. Among the other qualifications for election, no individual shall be appointed an outside director if his other positions or affairs create or are liable to create a conflict of interest with his position as director. Our outside directors hold office for a term of three years and, according to the Companies Law, outside directors may be elected for one additional three-year term after the initial three-year term. Our outside directors until December 25, 2005 were Ephrat
Brunfeld and Ehud Green and from March 22, 2006, our outside directors were Ehud
Green and Aharon Hildesheimer..

     In order to facilitate the appointment of outside directors at the general meeting without exceeding the maximum number of directors prescribed by our articles of association and by Israeli Proper Banking Procedures, special arrangements have been agreed to by our major shareholders. The Government of
Israel has agreed to refrain (subject to various conditions) from exercising its right to appoint one director of the seven that it is entitled to appoint. Bank
Leumi Le-Israel B.M., Israel Discount Bank B.M. and Bank Hapoalim B.M.have agreed that they will refrain (subject to various conditions), through a rotation among them, from exercising their right to appoint one director of the seven that they are jointly entitled to appoint. Consequently, as long as these consents remain in force, the two outside directors may be elected by the shareholders at a general meeting, on account of the vacancies created by the above consents. Under these arrangements, the outside directors elected by the shareholders at a general meeting should be the candidates put forward by the shareholders who created the vacancies that are filled by the election of the outside directors.

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

     In addition to the provisions that apply to all directors regarding their removal, the Companies Law established additional, special provisions regarding the removal of an outside director. Pursuant to these provisions:

          1.   An outside director may be removed by court order, if the court
               (a) finds that the director is permanently unable to exercise his office or (b) the outside director no longer meets one of the conditions required by law for his appointment or, (c) the outside director violated his obligation of loyalty to the company, or (d) the outside director, during his tenure, was convicted by a court abroad of offenses such as bribery, deceit or utilization of inside information.

          2.   Alternatively, if the board of directors determines that the outside director no longer meets one of the conditions required for his appointment or that he violated his obligation of
               loyalty, then the board of directors shall call an extraordinary meeting of the shareholders in order to present to the
               shareholders its reasons for the removal of the outside director.
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

COMPENSATION OF DIRECTORS AND OFFICERS

     The aggregate amount of remuneration that we paid to all directors and executive officers as a group during the year ended December 31, 2005 was NIS
4,637,000 and we set aside and made provisions of NIS 1,306,000 to provide severance pay, retirement or similar benefits for our directors and executive officers.

     The following chart sets forth, on an individual basis, the compensation paid to our executive officers:

                                       SEVERANCE      ADDITIONAL
        NAME                SALARY       PAY(1)       AMOUNTS(2)    TOTAL(3)
        ----                ------       ------       ----------    --------
                                          IN THOUSANDS OF NIS

Raanan Cohen                  595         186            ---           781
Uri Galili                    704         185            ---           889
Arieh Savir                   602         130              8           740
Nathan Dekel                  581         230            ---           811
Rimon Shmaya                  575         259            ---           834
Itzhak David                  308          79            ---           387
Michael Warzager              572         237            ---           809

     (1) Includes severance pay, provident fund, pension, national insurance, further education allowance, vacation pay, provisions/payments of long service bonus and provisions for unutilized sick leave benefits and vacation.

     (2) Includes amounts with respect to salary-related benefits resulting from changes in the salary during any given year.

     (3) Includes salaries and related benefits not including payroll tax.

     For a description of the severance pay agreements with our senior executives, see note 17A.2. and 17A.4.

     Pursuant to a resolution of our board of directors, which was approved by the shareholders at a general meeting, the annual compensation paid to our directors (other than our outside directors) is adjusted semi-annually to the
CPI. As of the last compensation update on February 1, 2006, the annual compensation paid to our directors (other than our outside directors) was NIS
32,172, plus V.A.T., which is paid on a monthly basis. Outside directors are paid NIS 33,111 annually.

     In addition, our directors receive compensation for each plenum or committee meeting attended. The amount of compensation paid for plenum and committee meetings is also updated semi-annually to the CPI. Our directors
(other than our outside directors) receive as of February 1, 2006, NIS 1,200, plus V.A.T. for each plenum and committee meeting attended while our outside directors received NIS 1,223.

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

     We granted an indemnification agreement to our directors and senior officers, which was approved by our General Meeting on August 8, 2002. Pursuant to the agreement, we undertook to indemnify our directors and senior officers for a monetary obligation imposed on them in favor of a third party pursuant to a judgment (including a judgment by way of settlement or by an arbitrator's decision which was approved by a court) and for reasonable litigation expenses
(including lawyers' fees), imposed upon them in consequence of an act (defined as including omissions and decisions) performed or to be performed by virtue of their being directors or senior officers in the Bank or by virtue of any office or function they fulfilled and/or will fulfill according to our request or in our name within any company in which we hold and/or will hold shares and any other entity and any business venture in which we invested and/or will invest, on condition however that such activities are related to at least one of the types of events detailed in the indemnity agreement, which include, among others, the following events: offering of securities, implementing voting rights and rights to appoint directors in a company in which we hold and/or will hold shares and/or in another entity and/or in a business venture in which we invested and/or will invest, realization of collateral granted to us, approval of credit and other acts within the framework of permitted activities for banks pursuant to the Banking Law (Licensing) 1981-5741, holding of assets in trust, granting of underwriter's undertaking, a transaction of the Bank concerning any assets for our account, giving any report or notice pursuant to the law, receipt of licenses and permits, events related to employer-employee relations and the failure to perform one or more of the above matters.

     The total and cumulative amount of indemnification that could be paid pursuant to the above agreement shall not exceed 25% of our equity according to our financial statements as of March 31, 2002, which stood at NIS 640,300,000, meaning shall not exceed NIS 160,075,000, this amount being linked to the
Consumer Price Index published for the month of March 2002. The indemnification pursuant to the indemnification agreement is subject to the provisions of the
Companies Law and to the various conditions detailed in the indemnification agreement

     It is noted that Amendment 3 to the Companies Law - 1999 (dated March 7,
2005) provides, inter alia, that an indemnification commitment (such as the aforementioned indemnification agreement) has to be limited to events the board of directors believes may actually occur at the time of providing the indemnification commitment and to an amount or criterion the board of directors deems as reasonable under the circumstances of the matter. The question of the amendment applying to existing indemnification agreements and the interpretation of the aforementioned restriction have not yet been addressed in court rulings and therefore the effects of the amendment on the aforementioned indemnification agreement are uncertain.

BOARD PRACTICES

     During 2005, our audit committee was composed of Yeheskel Beinisch who served as the audit committee chairman, Yacob Aizner, Shulamit Eshbol, Ehud
Green and Ephrat Bronfeld (whose term as an outside director ended on December
25, 2005; she was replaced on the audit committee by Aharon Hildesheimer on
April 30, 2006). The audit committee operates pursuant to the audit committee procedures, which were ratified by our Board of Directors. The primary functions and responsibilities of the audit committee, are as follows:

     1.   To provide recommendations to the board of directors regarding the appointment or termination of the appointment of the internal auditor.

     2.   To define the responsibilities of the internal auditor.

     3.   To review and make recommendations to the Chairman of the Board of
          Directors regarding the internal auditor's work plan.

     4.   To review the periodic and special reports of the internal auditor .

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

     During 2005, our administration committee was composed of Dr. Raanan Cohen,
Richard Armonn, Hillel Ashkenazy, Avi Olshansky, Moshe Gavish and Ephrat
Bronfeld. On December 25, 2005, Ephrat Bronfeld's term as an outside director ended; she was replaced on the administration committee by Aharon Hildesheimer on April 30, 2006. Mr. Hillel Ashkenazy's term as a director ended on March 22,
2006. The chairman is Dr. Raanan Cohen. The primary functions and responsibilities of the administration committee are as follows:

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

     During 2005, our credit committee was composed of Dr. Raanan Cohen, Richard
Armonn, Hillel Ashkenazy Avi Olshansky, Yacob Aizner, Ehud Green and Ben-Zion
Dagan. Mr. Ehud Green's term as an outside director ended on December 25, 2005;
he was re-named to the credit committee on April 30, 2006. Mr. Hillel
Ashkenazy's term as a director ended on March 22, 2006. The chairman is Richard
Armonn. The primary functions and responsibilities of the credit committee are
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

     During 2005, our financial statement review committee was composed of Dr.
Raanan Cohen, Shulamit Eshbol, Yeheskel Beinisch, Ephrat Bronfeld, Moshe Gavish,
and Ben-Zion Dagan. On December 25, 2005, Ephrat Bronfeld's term as an outside director ended; she was replaced on the financial statement review committee by
Ehud Green on April 30, 2006. The chairman is Dr. Raanan Cohen. The primary functions and responsibilities of the financial statement review committee are
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

DIRECTORS HAVING ACCOUNTING AND FINANCIAL SKILLS/EXPERTISE

     The Bank of Israel has instructed the banks to implement (with certain changes and adjustments) a directive that had been initially issued by the
Securities Authority in 2003 relating to directors' accounting and financial skills. According to the directive of the Securities Authority and the instructions of the Bank of Israel, a bank has to determine the minimum number of directors having accounting and financial skills that should serve on the bank's board of directors, the audit committee and the financial statement review committee, with "a director having accounting and financial skills" being a director that does not hold any other position in the company and due to his education, experience or qualifications, has high skills and understanding in business, accounting, internal control and financial statement matters, in a way that enables him to have an in-depth understanding of the financial statements of the company and to raise on the agenda of the board of directors issues and questions relating to the financial reporting of the company, with the objective of approving and publishing fair financial statements.

     During 2005 Amendment No. 3 to the Companies Law - 1999 was passed, by which, inter alia, a public company must have at least one external director who has accounting and financial expertise and additional directors having accounting and financial expertise in the number determined by the board of directors. The definition of "accounting and financial expertise" was included in regulations that were published at the end of 2005 and it is essentially the same as the definition of "accounting and financial skills" (other than its not including a threshold condition of not holding an additional position in the company).

     We implement both the directive of the Securities Authority regarding directors having accounting and financial skills as instructed by the Bank of
Israel and the provisions of the Companies Law - 1999 and aforementioned amendments with respect to directors having accounting and financial skills. Our
Board of Directors has decided that the appropriate minimum number of directors having accounting and financial skills/expertise that should serve on our Board of Directors is two, being of the opinion that in light of the significant decrease in the volume of our activities, the reduction in the lines of operation in which it is engaged and the focusing on the collection of loans, this number is adequate in order to enable the Board to fulfill the duties it has to perform in accordance with the law and our Articles of Association, and in particular in relation to the examination of our financial position and the preparation and approval of our financial statements

     Our Board of Directors also decided that the appropriate minimum number of these directors on the audit committee and the financial statement review committee is one. As of June 1, 2006, the Bank has eight directors with accounting and financial skills/expertise on its Board of Directors. It has two such directors on the audit committee and four such directors on the balance sheet committee. The directors having accounting and financial skills/expertise and the facts that support them as such are as follows:

DR. RAANAN COHEN: Chairman of the Board of Directors of the Bank from August 15,
2002. He is also the Chairman of the Balance Sheet Committee. He has taken academic courses in risk management, investments in securities and in financial instruments, directors' training and company recovery laws. Dr. Raanan Cohen also serves as a director of Trans Clal Trade Ltd. (member of the Balance Sheet
Committee), of Phoenix Insurance Company Ltd. (Chairman of the Audit Committee),
of Oil Refineries Ltd. and of Japanauto Holdings Ltd..

A. OLSHANSKY: Bachelor of Economics from the Hebrew University. Served in the past in various positions in Bank Hapoalim, including VP, Deputy CEO and joint
Managing Director. Acted as CEO of Gmul Investment Company Ltd. (central management company of pension funds). Served as Chairman of the Board of Clal
(Israel) Ltd., which operated companies in the insurance, industry, commerce and construction fields. Served and is serving as a director in various companies.
Engages in financial and economic consulting.

Y. AIZNER: Member of the Audit Committee. Bachelor of Economics and Statistics,
studied business administration at the Hebrew University. In the past served for several years as CEO of Bank Jerusalem Ltd. and as a director of the bank and its subsidiaries, and prior to that as Deputy CEO of that bank. Mr. Aizner is also a director of Sadot Binyamina Ltd. and serves as the head of the Investment
Committee of the Teachers' Pension Fund

S. ESHBOL: Member of the Audit Committee and the Balance Sheet Committee.
Bachelor of Accounting with secondary courses in financing from the Michlalah
Leminhal. An academic degree in law from the Herzliya Interdisciplinary Center.
CPA and lawyer. In the past engaged in accounting and for several years practicing law. As part of her legal practice is engaged in commercial and financial fields. Served as director of other companies.

H. ASHKENAZY: Bachelor of Economics, Law and Political Science from the Hebrew
University. Master of Public Administration from the Social Sciences Institute of the Netherlands. Served in a series of executive duties in the government, public and private sectors, including the position of Director General of a government office. Licensed to practice law and the head of a law firm specializing in corporate law and investments. Acted and is acting as director and board chairman of companies engaged in industry, construction and hi-tech.
Served for three years (1999-2002) as Chairman of the Audit Committee of the
Bank.

M. GAVISH: Member of the Balance Sheet Committee. Bachelor of Economics and Law
and Master of Business Administration from the Hebrew University. Served as
Commissioner of the Income Tax and Property Tax Authority and as CEO of
Mercantile Discount Bank. Served in the past and is serving as chairman of the finance committees of various entities. Served and is serving as director of companies and acts as CEO of companies and as a consultant.

B. DAGAN: Member of the Balance Sheet Committee. Bachelor of Economics,
Political Science and Public Administration of the Hebrew University and courses in business administration. Served as a counselor for small businesses, manager of a division in the Ministry of Trade and Industry and manager of the imports and exports financing department in foreign currencies of the Ministry of
Finance. Served as a director of a number of companies.

R. ARMON: Bachelor of Political Science, studied business administration at the
Hebrew University. Law degree from the Parhom University of Bucharest. Served in the past as Deputy CEO of Bank Hapoalim and in charge of credits in that bank, served as Deputy CEO and Chairman of the Board of Gmul Investment Company Ltd.
(central management company of pension funds). Served as director and Chairman of the Board of various companies, serves as director of the Bank since 1967
(not continuously), including as Chairman of the Loan Committee of the Board.

EMPLOYEES

     As of December 31, 2005, we had 53 employees, as follows:

     Personnel/Training Staff                   3
     Compliance and Auditing                    1
      Officers                                  6
     Professional Staff                        18
     Support Staff                             25

     The reduction in our operations pursuant to the run-off plan was accompanied also by a reduction in our staff. The number of our employees as of
December 31, 2005 is about 34% of the number that were employed on December 31,
2002.

     25 of our current employees are subject to collective employment agreements entered into between us, the General Federation of Labor and our employees'
committee.

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

     We are a "mixed company" as defined in the Government Companies Law-1975
(Israel) and the opinion of the director of wages of the Ministry of Finance is that the above Basic Budget Law applies to us. The collective agreement entered into between us and some of our employees, in December 2002 was approved, upon our request, by the director of wages in the Ministry of Finance and he also approved certain severance payments to our officers, which were lower than those stipulated in their employment agreements. In March 2005, we entered into a new collective agreement, which amended and extended the collective agreement dated as of December 2002 (until the end of the run-off plan or December 31, 2008, whichever comes first), and which was also approved, upon our request, by the
Director of Wages of the Ministry of Finance.

SHARE OWNERSHIP

     None of our directors or executive officers own any of our shares. We do not have any arrangements, including stock option plans, which provide for the issuance of our securities to our directors or officers.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

RELATIONSHIP OF THE BANK TO THE GOVERNMENT OF ISRAEL

     As of December 31, 2005, the State of Israel held approximately 79% of our equity and approximately 45.78% of our outstanding voting rights and had the right to appoint approximately 50% of the directors (based upon the actual number of directors the State of Israel is entitled to appoint out of the total number of directors that may be appointed by the shareholders). Directors appointed by both the Ministry of Finance and the Ministry of Industry, Trade
and Employment are members of our board of directors.

     The Government has issued guarantees in our favor (which guarantees are also granted to other banks) to secure loans granted by us in cases where the
Government was interested in supporting the projects being financed by such loans.

     In accordance with the governmental approval of the run-off plan, the
Government is responsible for the repayment of the special line of credit as from July 1, 2005, on the condition that the interest rate on the credit line until the end of the plan shall not exceed the Bank of Israel Rate. If at the end of the Run-Off plan there remains an unpaid balance of the special line of credit, the Government will repay the balance to Bank of Israel by July 31,
2008. In exchange for its repayment of the credit balance, the collateral that was provided by the Bank for repayment of the credit line will be assigned to the Government. It is our understanding that the Government's assuming responsibility for the repayment of the balance of the special line of credit does not derogate from our primary obligation to repay the outstanding balance to the Bank of Israel. See "Item 4. Business Overview" above for a discussion of the special line of credit from the Bank of Israel.

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

     During the last several years, the State of Israel has purchased our class
D and DD non-participating preference shares in off-floor transactions. The shares that were purchased in the years 2004 and 2005 and their purchase prices were as follows:

                             2005                                                          2004
------------------------------------------------------------------   --------------------------------------------------------
                                                        PURCHASE                                                  PURCHASE
                NUMBER OF                               PRICE PER              NUMBER OF                          PRICE PER
CLASS OF         SHARES              HOLDING %          SHARE (IN   CLASS OF    SHARES          HOLDING %         SHARE (IN
SHARES          PURCHASED      OF PURCHASED SHARES     US DOLLARS)   SHARES    PURCHASED   OF PURCHASED SHARES    US DOLLARS)
------          ---------      -------------------     -----------   ------    ---------   -------------------    -----------
                                  IN       IN VOTING                                            IN   IN VOTING
                                EQUITY      RIGHTS                                            EQUITY   RIGHTS
                                ------      ------                                            ------   ------

D                 1,165          0.03%           -           90          D       2,614         0.05%        -         90

DD                1,339           1.9%           -        1,000         DD       2,459         3.47%        -        900

     To our knowledge, the D preference shares were purchased by the State based upon a declaration that was included in the letter of the Minister of Finance,
Mr. Pinchas Sapir, dated February 15, 1967 (which was addressed to the Vice
President of Capital For Israel Inc.) by which the State of Israel intends to purchase D shares upon their registration for trading on the Tel Aviv Stock
Exchange, at prices between 90% and 95% of their par value, which is US$ 100 per share.

     To our knowledge, the DD preference shares were purchased by the State following the declaration that was included in the prospectuses for the issuance of these shares, by which the State of Israel agreed that if these shares are offered for sale on the Tel Aviv Stock Exchange anytime during the 20 years from the date they were issued to the public, it would cause them to be purchased at a price equal to 90% of the $ 1,000 per share at which they were issued, and beginning from the 21st year from their issuance - at a price equal to 100% of the said price at which they were issued.

     The D and DD preference shares were de-listed from the stock exchange in the 1990s. To our knowledge, the State's continued purchase of these shares is nonetheless based upon the foregoing undertakings. As indicated by the data in the foregoing table, the State's holdings of these shares do not confer control.

SHAREHOLDERS IN THE UNITED STATES

     The number of holders of shares in the United States and the number of shares that such holders held as of June 2006, is set forth below:

     6% Cumulative Participating Preference C Shares- 1,126 holders in the
United States, holding 2,017,892 shares.

     6% Cumulative Participating Preference CC Shares- 749 holders in the United
States, holding 116,428 shares.

     7-1/2% Cumulative Redeemable Preference D Shares- 605 holders in the United
States, holding 13,725 shares.

     7-1/2% Cumulative Redeemable Preference DD Shares- 1,560 holders in the
United States, holding 8,358 shares.

PRINCIPAL HOLDERS OF VOTING SECURITIES

     The following table sets forth, as of May 31, 2006, certain information concerning ownership of our voting securities, including all persons known by us to own more than 5% of any class of our voting securities and the total amount of any class of our voting securities owned by our officers and directors as a group:

                                                                                      PERCENTAGE OF
                                           NUMBER OF SHARES      PERCENTAGE OF         TOTAL VOTING
    NAME OF HOLDER       TITLE OF CLASS          OWNED            CLASS OWNED          RIGHTS HELD
----------------------- ------------------ ------------------ -------------------- --------------------
State of Israel         Ordinary "A"
                        shares(1)                7,370              48.81%               45.78%
Bank HaPoalim B.M.      Ordinary "A"
Israel  (3)             shares(1)                1,830              12.12%               11.37% (4)
Israel Discount Bank    Ordinary "A"
Ltd., (5)               shares(1)                1,780 (6)          11.78%               11.06%
Bank Leumi Le-Israel    Ordinary "A"
B.M Israel (5)          shares(1)                3,110 (6)          20.60%               19.32%
Bank Hapoalim B.M       Ordinary
Israel (5)              Preferred
                        shares(2)                65,020 (7)          6.50%                0.40%
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

          1,829.8 Shares held for Bank Hapoalim Ltd.
          0.20 Shares held for David Shocnay

     (4)  We have been advised by Bank Hapoalim B.M. Israel that according to an agreement between them and Israeli Manufacturers Association, Bank
          Hapoalim B.M. Israel was granted the voting rights related to 250
          Ordinary "A" shares held by the Israeli Manufacturers Association. In light of this agreement, Bank Hapoalim B.M. Israel holds 13.32% of the voting rights.

     (5)  Includes shares held by affiliates of the shareholder

     (6)  To our knowledge, of these shares, 250 shares are held in the name
          I.D.B. Holdings Ltd. for the benefit of Hevra Lerishum.

     (7)  Includes 1,050 or 6.95% held by Bank Leumi Lepituah Hataasiya Ltd., an affiliate of Bank Leumi Le-Israel B.M.

     (8)  Held of record (not beneficially) by Hevra Lerishumim shel Bank
          Discount Le-Israel. The shares are beneficially held by Bank Hapoalim
          B.M. and its affiliates.

RELATED PARTY TRANSACTIONS

     "Related Parties" and "Interested Parties" of the Bank, as defined in
Opinion No. 29 of the Institute of Certified Public Accountants in Israel and
the Securities Regulations (Preparation of Annual Financial Statements) - 1993,
are: The State of Israel; Bank Hapoalim B.M.; Israel Discount Bank Ltd.; Bank
Leumi le-Israel B.M.; the General Manager, Directors of the Bank and companies related to them, affiliates of the Bank and their related companies.

     We conduct transactions with all or some of the aforementioned parties, in the ordinary course of business on terms applicable to its transactions in general. Following are the material transactions with these parties.

                                     LOANS GRANTED TO EXECUTIVE OFFICERS
                                           AS OF DECEMBER 31, 2005
                                              IN NIS THOUSANDS
                                --------------------------------------------
                                                                   VALUE OF THE
                                                                      BENEFIT
                                                                 DERIVED FROM THE
                              OUTSTANDING       AVERAGE TERM       PREFERENTIAL
          NAME                  BALANCE            (YEARS)             TERMS
          ----                  -------            -------             -----

Nathan Dekel                      102                1.3                 6
Rimon Shmaya                       60                1.1                 3
Itzhak David                      ---                ---               ---
Michael Warzager                   70                1.3                 4

These loans are linked to the CPI and are non-interest bearing.

For a description of the Indemnification Agreement for Directors and Senior
Officers, see Item 6.

     Credit to the Israel Electric Corporation Ltd. and deposits of the State of
Israel- We have provided long-term credit to the Israel Electric Corporation
Ltd. (a government-owned company) which was granted out of a deposit of the
State of Israel. The State provided us a guarantee as security for the repayment of such credit. As of December 31, 2005 the balance of the credit was NIS 6,405 million (as of March 31, 2006 - NIS 6,434 million) compared with NIS 6,167 million as of December 31, 2004. Income in the total amount of NIS 854 million was recorded in respect of the aforementioned credit in 2005 compared with NIS
364 million in 2004, constituting more than 10% of the profit from financing operations before the allowance for doubtful debts in the said years.

     As aforementioned, the source for this credit was a deposit of the State of
Israel. In addition to the said deposit, the balance of the Government deposits also includes deposits made in order to provide loans in the framework of the
Kibbutzim arrangement and other deposits made in order to provide other long-term loans. As of December 31, 2005 the overall balance of the Government deposits amounted to NIS 6,883 million (as of March 31, 2006 - 6,893 million)
compared with NIS 6,655 million as of December 31, 2004. Financing expenses in the amount of NIS 902 million were recorded in 2005 in respect of the Government deposits compared with NIS 385 million in 2004

INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

FINANCIAL STATEMENT AND OTHER FINANCIAL INFORMATION

     OUR FINANCIAL STATEMENTS ARE PREPARED IN ACCORDANCE WITH ISRAELI GAAP AND
WITH THE DIRECTIVES OF THE ISRAELI SUPERVISOR OF BANKS. ISRAELI GAAP MAY DIFFER
SIGNIFICANTLY FROM U.S. GAAP. SEE "ITEM 17. FINANCIAL STATEMENTS", IN PARTICULAR
NOTE 31, WHICH SETS FORTH THE PRINCIPAL DIFFERENCES BETWEEN ISRAELI GAAP AND
U.S. GAAP.

LEGAL PROCEEDINGS

     Set forth below are certain details regarding material legal proceedings against us which were pending as of June 30, 2006:

     (A) In December 1999, United Mizrachi Bank Ltd. filed a third-party notice in the amount of NIS 50,000,000 against us and ten other parties. The third-party notice relates to a counterclaim in the amount of NIS 150,208,289 filed by the State of Israel against United Mizrachi Bank with respect to losses incurred by the State of Israel as a result of a collapse of a group of companies that had received state grants and/or state guaranteed loans through
United Mizrachi Bank. In the third-party notice, United Mizrachi Bank (a) claims that we were negligent in our preparation of surveys about the group of failed companies, which surveys were used by the State of Israel and United Mizrachi
Bank to determine whether or not to provide state grants and/or state guaranteed loans and (b) seeks indemnification to be paid by us and the other defendants named in the third party notice for the damages suffered as a consequence of the failure of the group of companies. On December 19, 2005 the court gave judicial force to a compromise that was signed between the various parties in the aforementioned proceedings, by which the claim of Mizrahi against us was rejected without our being required to make any payments.

     (B) In August 2000, a claim, originally fixed for court fees in the sum of
US$18,666,711 and which was later increased to US$ 22.5 million, was filed by several venture capital funds against Mr. Blass, our former deputy general manager, and 24 other defendants alleging a violation of an investment agreement by Mr. Blass and the other defendants. Mr. Blass rejects the claim and he has instructed his lawyer to file a statement of defense. The claim was filed against Mr. Blass in his capacity as a director in the company in which the investment was to be made. At that time, Mr. Blass served as the general manager of our subsidiary and was appointed by our subsidiary as director in the above company. In 2000, we sold all of our holdings in the subsidiary. The insurers carrying the directors and senior officers liability insurance policy have recently notified us that in their opinion the claim does not have insurance coverage, but our legal counsel handling the claim believes that if the said executive has to make any monetary payment in respect of the suit, the payment will be covered by the insurance policy.

     (C) In October 2002, a class action was filed against us, the State of
Israel (as our controlling shareholder) and 17 of our current and former officers and directors (two of whom were later struck from the statement of claim). This action was instituted by Mr. A. Finn, one of our shareholders. The action was instituted in the name of all those who purchased our shares between
December 1, 2001 and August 22, 2002. The claim alleges that we breached our duty to report pursuant to the Securities Law -1968(Israel) and the Securities
Regulations (Immediate and Periodic Reports) -1970(Israel). According to the
action, between December 1, 2001 and August 22, 2002, several events occurred which demonstrated our severe condition. The claim alleges that the occurrence of the events obligated us to file an immediate report pursuant to Israeli securities regulations, and that such report was not filed. The claim seeks damages of NIS 20 million or in the alternate, of NIS 14 million. We have instructed our lawyers to file the appropriate defenses. Under Israeli law, the filing of a class action must be approved by the court. Accordingly, the plaintiff has filed an application to that effect, which has yet to be heard. We and those of our officers and directors who were sued, are vigorously contesting the action and the application for its approval. We and the plaintiff agreed on a mediation proceeding, however this proceeding was not successful and was terminated.

     On May 17, 2005, the court granted the plaintiff's motion for discovery of documents and ordered us to produce most of the requested documents, including minutes of the meetings of our Board of Directors and our credit committee, audit reports of the Supervisor of Banks, and specific correspondence. We appealed the above decision regarding discovery of documents. The appeal was denied by the District Court and we have appealed to the Supreme Court. Pursuant to our motion, the Supreme Court stayed the discovery of documents until a further decision is made.

     On June 1, 2005, we received notices from counsel to our directors and officers insurers that our insurers have reservations as to the validity of the insurance coverage for this action and that they reserve their rights in this matter. We categorically rejects these reservations and intend to act to exhaust our rights against the insurers.

     (D) In February 2003, a claim was filed against us and several other defendants, including the Ministry of Industry and Trade, the Ministry of
Finance, Directors of the Investments Center, the Deputy Comptroller of the
Ministry of Finance and two of our former employees, including our former joint
General Manager, alleging damages caused (directly or indirectly) by us and the other defendants as a result of the failure to extend, or delay in extending, loans and/or grants. The plaintiffs seek damages in the amount of NIS 295 million. The claim was filed by a company which received loans from us in the
1990's that were fully guaranteed by the State of Israel. Additionally, the plaintiffs filed a motion to receive an exemption from the payment of court fees. On January 31, 2005, the court denied the motion for exemption, while also expressing its doubts as to the alleged claim of action. Since the court fees were not paid, the action was struck out. The plaintiff filed an appeal against the above decision, which was rejected, on June 7, 2005, on procedural grounds.
The plaintiff filed a further appeal to the Supreme Court, including a motion to extend the time for the filing of the appeal, due to the fact that this further appeal was filed late. On October 26, 2005, the registrar of the Supreme Court denied the motion to extend the filing of the appeal, apparently putting an end to this action.

     (E) In March 2003, Lahava Chatamim Ltd., in its capacity as a shareholder,
(according to a motion it filed, Lahava Chatamim Ltd. held at the time 325,194 cumulative participating preference C shares, 4,598 cumulative participating preference CC shares and 8,000 cumulative participating preference CC1 shares)
filed a derivative action in the amount of NIS 409.5 million against us and eleven of our current and former officers and directors. The plaintiff claims that the officers and directors breached their duty of care and were negligent in carrying out their duties. According to the claim, the negligence of the officers and directors is evident, among other things, in granting credits without proper collateral, in problems in the bank credit policy, in the quality of the credits, in the procedures employed for granting the credits, in managing credit risk and in the routine handling of credits. The alleged damages are equal to the allowances for doubtful debts we made in our financial statements for 2002. Under Israeli law, the filing of a derivative action must be approved by the court. Accordingly, the plaintiff has filed an application to that effect. The parties' witnesses were cross-examined on May 26, 2005 and the parties last written summations were filed during the last quarter of 2005. On
June 18, 2006, the Court rendered its decision rejecting the motion to certify the derivative action and awarded the respondents legal fees in the amount of
NIS 40,000. The plaintiff has the right to appeal the above decision and we must wait until the end of the statutory time period to see if in fact this action is conclusively terminated. On June 1, 2005, we received notices from counsel to our directors and officers insurers that our insurers have reservations as to the validity of the insurance coverage for this action and that they reserve their rights in this matter. We categorically reject these reservations and intend to act to exhaust our rights against the insurers. In the opinion of our legal counsel, since the claim is a derivative action, our exposure in respect thereto is only for expenses (including court fees, expenses of the plaintiff, fee to the attorney of the plaintiff and special compensation to the plaintiff).

     F) In September 2003, an Israeli oil company filed a claim against us and two other banks, Israel Discount Bank Ltd. and United Mizrachi Bank Ltd., in the
amount of NIS 6 million, concerning the delivery of oil products by the plaintiff to a power plant owned by a company that was a client of the three defendant- banks. We, together with the other two named banks, financed the building of the power plant. We provided 26% of the financing for the power plant and the management of the consortium of the bank financing was performed by Israel Discount Bank Ltd. The plaintiff alleges that the involvement of the three banks in the approval of the business plan and its income and expense budget created a representation upon which the plaintiff relied at the time that it provided its products to the plant, assuming that the expenses included in the approved plan and/or budget would be paid by the above banks. Due to the fact that the consideration for the products delivered was not paid, the plaintiff claims that the banks are responsible to compensate it for its losses.
We and the other two banks reject the claim and we have instructed our lawyers to file the appropriate defenses.

     (G) In January 2004 a counterclaim in the amount of NIS 1,250,000 was filed against us with the Tel Aviv-Jaffa District Court in the framework of a claim we had filed against a company that had constructed a commercial and residential project with our financing and against the guarantors for its debt. The plaintiffs in the counterclaim are one of the responding guarantors and a company he owns, and they contend that we had breached the guarantee contract between it and the counter plaintiff, that we had agreed to changes in the project and to increase the credit to the project without the knowledge of the counter plaintiff and that we had also been negligent in the financing it had provided for the project. The counter plaintiffs contend that they incurred various damages as a result of the acts of commission and omission they attribute to us, including the loss of their investment in the company that had constructed the project, and they state that in order to pay less court fees
(while reserving their right to amend the amount of the claim) they set their claim at the amount of NIS 1,250,000. We have transferred the matter of the counterclaim to an attorney acting on our behalf.

     (H) In March 2004, three companies that received various loans from us in the past, filed a claim for a declaratory and monetary judgment against us, our
Chairman of the Board, our General Manager and one of our credit officers. The three plaintiffs (against two of whom we have received final judgments), have petitioned the court to declare, among other things, that they had entered into a binding construction loan agreement with us. The plaintiffs claim that as a result of our refusal to extend to them the construction loan to which we had allegedly committed, they suffered damages of approximately NIS 200 million, but in order to reduce court fees (while reserving their right to later amend the amount of the claim), they fixed the amount of the monetary claim at NIS 1 million. We reject the claim and we have instructed our lawyers to file a statement of defense and various preliminary motions to strike out the claim and for stay of the proceedings. We hold a final judgment, in a claim that we filed against one of the three plaintiff-companies, which rejects the above allegation against us, as far as that company is concerned. The parties agreed to suspend the filing of further pleadings until after 45 days from the decision regarding our applications to appoint receivers for the other two plaintiff-companies. On
December 26, 2005, the court agreed to our application and appointed permanent receivers over the above two plaintiffs. A pre-trial hearing in the above action against us is scheduled for December 2006.

     (I) On June 30, 2004, two of our former senior employees filed a claim in the Labor Court, seeking NIS 2,346,200 in the aggregate (nominal). The claim is for various additional payments which, according to the claim, are due to them in connection with the cessation of their employment in 2002 and pursuant to the terms of their employment contracts. The payment of these additional payments was not approved by the Supervisor of Wages of the Ministry of Finance, who was
also named in the claim as a defendant. The plaintiffs claim that in return for these additional payments that were granted to them in their employment contracts, they agreed to forfeit wage increases that were due to them at the time. Therefore, the plaintiffs have alternatively petitioned the court to award them the value of the wage increases that they agreed to forfeit. Despite the fact that, according to the plaintiffs' claim, the value of the wage increases is greater than the amount of the claim, in order to reduce court fees, they have set their value equal to the amount of the claim. Following the notice of the Supervisor of Wages of his consent to pay to the plaintiffs the settlement that he offered them in the past, without conditioning this on their waiving further claims, the plaintiffs motioned for a partial judgment, under which we would pay to the two plaintiffs a total of approximately NIS 415,000, reflecting the consent of the Supervisor of Wages. We objected to this motion and the Labor
Court has yet to give its decision. The Court partially granted the plaintiffs'
motion for discovery of documents and they have appealed this decision.

     (J) On September 28, 2004, 27 financial institutions that hold our participating preference C and/or CC and/or CC1 shares filed an action in the
Tel Aviv District Court, in which the court is petitioned, inter alia, to direct us to pay to our shareholders a dividend similar in an amount and on such date as we had paid until the payment of the last dividend for the second quarter of
2002. The plaintiffs claim, inter alia, that according to our articles of incorporation, we are bound to pay to our preferred shareholders an annual dividend in the amount of 7.5%, that such dividend is not in essence a dividend, but rather a payment which is paid in full by the State of Israel with respect to the perpetual deposits that we deposited with the Treasury and, therefore, such distribution is not subject to distribution requirements proscribed by the law, and that even if such requirements should be applied, we should be ordered to pay the requested dividend because we meet the solvency requirement proscribed by law , in light of the fact that the dividend is financed in full by the State of Israel and is not deducted from our capital. Since the issue of the dividend is connected, in the opinion of our management, to the issue of the accruing of interest on the Bank's perpetual deposits with the Treasury, we filed, on March 9, 2005, a motion for a declaratory judgment against the State of Israel and the above financial institutions, stating that the interest on the perpetual deposits does in fact accrue. The Court has decided to consolidate the two motions for declaratory judgments. On December 27, 2005, the Finance
Minister filed his answer to the two motions. The Minister's position is that the interest on the perpetual deposits does not accrue (neither to our benefit nor the benefit of our shareholders), adding that in his opinion, in light of our situation and despite the non-accrual of the interest, a distribution of a dividend is not appropriate. On March 23, 2006, the Court decided that it will first rule on the question of the accrual of interest on the perpetual deposits.
The Court scheduled oral arguments on this issue for November 15, 2006

     (K) On December 19, 2004, a company called Hashachar Office Equipment Ltd.
and its shareholders filed an action against us in the amount of NIS 1,000,000.
We filed an action against the company and its shareholders in May 2004, in the amount of NIS 1,702,000 and their action was filed as a counter-claim. They claim that following our crisis in 2002, we reduced the company's credit line and ceased the credits we had customarily provided, thus reducing the company's activities and causing it damages and losses. They also claim that we charged the account an excessive amount of interest. The amount of their counter-claim is their evaluation of the damages above the amount they claim as a set-off against our claim against them. On December 21, 2005, judgment was given against us, in favor of Hashachar , due to non-filing of a statement of defense. On
February 20, 2006, the court approved an agreement that was reached between the parties whereby the judgment against us would be struck out and our action would be renewed. The parties also agreed as part of the agreement that our action would carry a reduced rate of interest.

     (L) On October 10, 2005, a company, that performs engineering and plumbing work, filed a claim in the amount of NIS 1,356,459 against us, a receiver that was appointed at our request to a residential and commercial project that encountered difficulties, and against the owner of the land that at the time had entered into a combination agreement with the promoter that had constructed the project with our financing. The plaintiff company performed work on the project at the request of the promoter, which had failed and did not repay its debt to the plaintiff company. The claim states that the amount requested reflects the amount the promoter still owes the plaintiff company in respect of the work it executed on the project with the addition of interest and/or linkage differences. The plaintiff company contends that due to the principles of closed-banking financing and our having granted to the promoter bank financing for construction of the project, we should be considered responsible for repayment of the debt. Furthermore, it contends that at the time it had entered into the agreement with the promoter, we should have brought to its attention the information the plaintiff contends was in our possession, regarding the difficult condition of the promoter and the project. The handling of the claim was transferred to the care of an attorney acting on our behalf. On March 14,
2006, the action as it applied to the receiver was struck out IN LIMINE for lack of a cause of action and the action is continuing, therefore, only against us and the land-owner.

     (M) On February 5, 2006, a company that had sold a property to one of our customers, which property was later pledged in our favor, filed an action against us, the receiver appointed, at our request, over the pledged property and against the company that purchased the property from the receiver. The plaintiff claims that it sold the land to our customer on which the shopping center was built, with our funding, that according to their agreement, the customer still owes it space in the shopping center valued at $260,000 + VAT and that we confirmed to the plaintiff that our lien on the property would be subject to the customer's undertaking to the plaintiff. The plaintiff petitioned the court to stay the sale to the purchaser (in fact, the sale had already been completed) and alternately to annul the sale or to order not to transfer the consideration to us (in fact, the monies were already transferred) until it receives a guarantee of its rights or its rights to receive $260,000 + VAT together with liquidated damages of NIS 1,200,000 that was fixed in the contract between the plaintiff and our customer in the case of a fundamental breach. At the hearing on March 9, 2006, it was established that the responsibility to uphold the undertaking to the plaintiff falls on the purchaser of the property, and therefore there is no need for orders sought by the plaintiff, thus terminating the action against us

     (N) On March 23, 2006, a law firm filed an action against us in the amount of NIS 1,457,474. During a number of years the plaintiffs performed legal services for us, primarily relating to the collection of debts from our customers. Their claim is for fees allegedly due to them in connection with two cases. On July 5, 2006, a settlement was signed between the parties by which we will pay the plaintiffs an amount of NIS 850,000 plus VAT in consideration for their services with the above two cases and for many other cases which were transferred from their office to other law firms.

     In addition, we are party to various pending legal proceedings which we do not expect will have a material adverse effect on our business, financial condition or results of operations.

DIVIDEND POLICY

     In the past, we paid an annual dividend on Ordinary A shares, Preferred
Ordinary shares, Ordinary B shares and Ordinary B1 shares, as well as on our preferred shares. The B and B1 shares are held by the State of Israel. We stopped paying dividends on these shares at the same time that we stopped paying dividends on our Preferred shares. For a discussion regarding the cessation of the payment of dividends, see "Item 3.D. Risk Factors" above and "Item 13.
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

                                                                 IN NIS

                  CLASS C CUMULATIVE        CLASS CC CUMULATIVE          CLASS CC1 CUMULATIVE
                     PARTICIPATING             PARTICIPATING                PARTICIPATING                ORDINARY PREFERENCE
                   PREFERENCE SHARES         PREFERENCE SHARES             PREFERENCE SHARES                    SHARES
                   ----------------         -------------------            ------------------            --------------------
                   HIGH         LOW         HIGH            LOW            HIGH           LOW            HIGH             LOW
                   ----         ---         ----            ---            ----           ---            ----             ---

2001                446         339         4,070          3,379          4,458          3,370           2,592           1,905
2002                490          58         4,750            752          4,840            555           2,870             150
2003                123          58         1,142            700            990            550             229             143

2004
   1st Quarter      158          95         1,590          1,020          1,449            925           1,174             194
   2nd Quarter      134         105         1,249          1,000          1,290            720             841             481
   3rd Quarter      130         117         1,220          1,190          1,230          1,100             642             540
   4th Quarter      124         107         1,211          1,050          1,129          1,001             586             410
2005
   1st Quarter      169         115         1,400          1,200          1,500          1,198           1,058             711
   2nd Quarter      145         120         1,300          1,134          1,300          1,200             895             808
   3rd Quarter      135         122         1,181          1,134          1,200          1,142             890             578
   4th Quarter      111         107         1,200            960          1,123          1,089             688             580
2006
   January          104          80         1,184            899            760          1,010             594             484
   February         135          80         1,184          1,010            760          1,200             570             520
   March            138         121         1,306          1,184          1,267          1,100             553             466
   April            145         131         1,400          1,200          1,580          1,200             640             499
   May              145         145         1,400          1,400          1,580          1,580             501             500
   June             140         216         1,866          1,400          2,000          1,580             501             322

     Neither our Class D Cumulative Participating Preference Shares nor our
Class DD Cumulative Participating Preference Shares, are listed or traded on the
Tel Aviv Stock Exchange. None of our securities are listed or traded on any stock exchange in the United States.

PLAN OF DISTRIBUTION

     Not applicable.

MARKETS

     Our listed securities are traded only on the Tel Aviv Stock Exchange.

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

ARTICLES OF ASSOCIATION

     AMENDMENT OF ARTICLES OF ASSOCIATION. Under the Companies Law, a company incorporated before the Companies Law went into effect (February 1, 2000) may modify or amend its articles of association by a resolution adopted by 75% of the shareholders at a General Meeting participating in the vote and excluding abstainees, or by a different percentage if so provided in the company's memorandum and articles of association. We were incorporated in 1957; our memorandum and articles of association do not provide any percentage for amendment of our Articles of Association and so we may amend the Articles with the approval of 75% of the shareholders.

     The Companies Law further provides that any amendment to the articles of association of a company that obligates a shareholder to acquire additional shares or to increase the extent of his liability shall not obligate the shareholder without his prior consent.

     RECORD DATE FOR NOTICES OF GENERAL MEETING AND OTHER ACTION. Under the
Companies Law and its relevant regulations, for the purpose of a shareholder vote, the record date for public companies, defined as companies traded on an exchange or as companies whose shares were offered to the public by prospectus and are held by the public, such as us, can be set between 4 and 21 days before the date of the meeting. However, for certain subjects which, pursuant to the
Companies Law, can be voted on by ballot, the record date shall be no more than
40 days and no less than 28 days before the date of the meeting.

     NOTICE OF GENERAL MEETINGS; OMISSION TO GIVE NOTICE. The Companies Law and
its relevant regulations provide that a public company, such as us, must give notice of a general meeting to its shareholders of record at least twenty-one days prior to the meeting, unless the company's articles of association provide that a notice need not be sent. However if the agenda of the meeting includes specific subjects which can be voted on by ballot, the notice must be given at least 35 days prior to the meeting. Article 5 of our articles of association provide that only the holders of Ordinary A shares and Ordinary Preferred shares, will be entitled to receive notice of a General Meeting and that the holders of all other classes of shares will not enjoy such right.

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
Within twenty-one days of receipt of such demand, the board of directors is required to convene the extraordinary meeting for a time not later than thirty-five days after notice has been given to the shareholders (unless otherwise provided regarding a meeting having on its agenda a subject which can be voted on by ballot. Article 58 of our Articles of Association provides that our board of directors may call an Extraordinary Meeting at any time it sees fit. In addition, Article 61 of our articles of association provides that our board of directors shall convene an Extraordinary Meeting upon the written request of a holder or holders of not less than 1/10 of our paid up capital that carries with it voting rights at General Meetings.

     QUORUM AT GENERAL MEETINGS. Under Article 65 of our Articles of
Association, the required quorum for any General Meeting of shareholders is two or more shareholders present in person, by proxy or by attorney who collectively hold Ordinary A shares representing at least thirty-three and one-third percent
(33(1)/3%) of the number of votes of the company. Article 68 of our Articles of
Association provides that if a quorom is not present within half an hour from the time the meeting was set, then, if the meeting was called at the request of the shareholders it will be cancelled, and otherwise it will be adjourned and any shareholders present and entitled to participate in the adjourned meeting shall constitute the required quorom.

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

     VOTING POWER; MODIFICATION OF CLASS RIGHTS. Article 77 of our Articles of
Association provides that every shareholder shall have one thousand votes for each Ordinary A Share held by him and one vote for every Preferred Ordinary
Share held by him. Article 8 of our Articles of Association provides that if at any time our share capital is divided into different classes of shares, the rights attached to any class may be modified, abrogated or otherwise dealt with by the company with the consent in writing of the holders of 75% of the issued and outstanding shares of that class or by Special Resolution (a resolution carried by at least 75% of the votes of those present and voting) in an
Extraordinary Meeting of the shareholders of that class. A shareholder may vote in person, by proxy, by a duly authorized representative, or, regarding specific subjects, by ballot.

     BALLOTS. Under the Companies Law and its relevant regulations, a public company, such as us, a shareholder may vote by ballot, regarding the following matters:

          1)   the appointment and discharge of directors;

          2)   approval of acts and transactions that require approval by the
               General Meeting pursuant to the provisions of sections 255 and
               268 through 275;

          3)   approval of a merger pursuant to section 320;

          4)   any other subject in respect of which it is provided in the by-laws or pursuant to them that decisions of the General Meeting also be adopted by voting by ballot;

          5)   approval of a settlement or compromise between the company and its shareholders or creditors.

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

     QUALIFICATION OF DIRECTORS. Articles 96 and 97 of our Articles of
Association provide that no person shall be disqualified to serve as a director by reason of him not holding shares in the Company or by reason of him having served as director in the past. Our directors are not subject under the
Companies Law or our Articles of Association to an age limit requirement. Under the Companies Law and in accordance with Article 100 of our Articles of
Association, a person cannot serve as a director if he has been convicted of certain offenses, unless specifically authorized by the court, or has been declared bankrupt. We implement both the directive of the Securities Authority regarding directors having accounting and financial skills as instructed by the
Bank of Israel and the provisions of the Companies Law - 1999 and aforementioned amendments with respect to directors having accounting and financial skills.

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

     MERGERS. The Companies Law provides for mergers between Israeli companies, if each party to the transaction obtains the appropriate approval of its board of directors and (subject to certain exceptions) also the approval of the
General Meeting of shareholders. A "merger" is defined in the Companies Law as a transfer of all assets and liabilities (including conditional, future, known and unknown liabilities) of a target company to another company, the consequence of which is the dissolution of the target company in accordance with the provisions of the Companies Law. For purposes of the approval of the General Meeting of shareholders of each merging entity, unless a court rules otherwise, the merger will not be deemed approved, if the shareholders who hold the majority of the voting rights among the participants in the vote (excluding abstainees) that are not held by the other entity or are not held by any person who holds 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other entity, and who had participated in the vote (excluding abstainers) had objected to the merger. The Companies Law further provides that with respect to companies incorporated prior to the commencement of the law (such as us), the merger requires the approval of a majority of three-quarters of the voting members present at the General Meeting (excluding abstainers).

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

     (3)  the terms of engagement or employment with a controlling shareholder, or his relative, who is also an office holder (including a director)
          or an employee of the Company.

     The approval of our shareholders would be required in addition to the approval of our board of directors, in (i) any transaction in which the majority of our directors have a personal interest, and (ii) a private placement of securities that will increase the holdings in our securities of a shareholder that holds five percent or more of our outstanding share capital or our voting rights or that will cause any person to become, as a result of the issuance, a holder of five percent of our outstanding share capital or our voting rights, or the controlling shareholder in the bank, if such private placement grants twenty percent or more of the total voting rights in our company prior to its issuance, and the consideration for it is not in cash or in securities registered for trading in a stock exchange or is not at the market rate.

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

     o    in the event of a private placement that will increase the holdings in our securities of a shareholder holding more than five percent of our outstanding share capital or our voting rights, if such private placement grants twenty percent or more of the total voting rights in our company prior to its issuance, and the consideration for it is not in cash or in securities registered for trading in a stock exchange or is not at the market rate, or that will cause any person to become, as a result of the issuance, a controlling shareholder such holder or person must promptly disclose to us any personal interest he may have in such private placement, including all material, related information or documents; and

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

     Pursuant to the Companies Law, a company may indemnify an office holder
(including a director) against a monetary liability imposed on him by a court, including in settlement or arbitration proceedings that were approved by a court, reasonable litigation costs, including attorneys' fees, incurred due to an investigation or a proceeding by a competent authority to perform such investigation or proceeding, and which terminated without the filing of an indictment and without a monetary liability in place of a criminal proceeding, or which terminated without the filing of an indictment but with a monetary liability in place of a criminal proceeding for an offense which does not require proof of criminal intent and reasonable litigation expenses, including attorneys' fees, incurred in a civil proceeding or in a criminal proceeding in which the office holder was found to be innocent or in which he was convicted of an offense which does not require proof of a criminal intent. The indemnification of an office holder must be expressly allowed in the articles of association, under which the company may (i) undertake in advance to indemnify its office holders (including directors) with respect to events that in the board of director's opinion can be foreseen, in view of the actual activity of the company, at the time of giving such undertaking and up to an amount or specific criterion determined by the board of directors to be reasonable under the circumstances, which events and which amount or criterion are to be stipulated in the company's undertaking and with respect to expenses as specified above; or (ii) provide indemnification retroactively.

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

     The provisions of the Companies Law described above include certain amendments enacted in the Law during 2005. Our Articles of Association allow us to exempt office holders (including directors), to indemnify them and to procure insurance for them, in accordance with the provisions of the Companies Law, as enacted prior to the above amendments, but require the additional approval of our shareholders even with regard to exemption and undertaking to indemnify to be granted to our office holders who are not directors.

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

     o    Lease Agreement - On June 26, 2003, we signed a lease for new offices, located at 82 Menachem Begin Road, Tel Aviv, Israel 67138. We lease approximately 12,000 square feet, plus parking spaces and additional storage space. We have recently exercised an option to extend the lease until August 31, 2009. We pay rent of approximately $11,000 per month for office space and approximately $4,800 more per month for parking and storage space. In addition, we pay maintenance, municipal property tax and other related expenses. The rental amounts are linked to the cost-of-living index. the above rental charges will increase by
          5%, plus any cost-of-living increases, beginning as of September 1,
          2006.

     o    Perpetual Deposit Agreement - Pursuant to agreements (by way of exchange of letters) that were entered into at various times between us and the Israeli Treasury, we deposited with the Israeli Treasury the capital from the offerings of our preferred shares (C, CC, CC1, D and DD). The total principal amount of perpetual deposits with the
          Treasury was NIS 828.2 million, as of December 31, 2005, as compared with NIS 806.5 million, as of December 31, 2004. Pursuant to these agreements, we are entitled, regarding the amounts so deposited, to receive dollar-interest at the annual rate of 7.5% of the dollar value of the deposits (as of the date of their deposit), which will be paid net to us by the Treasury, on the dates that we will declare the payment of a dividend for the above preferred shares, in such manner that after the payment of taxes and other charges, the net amount of interest that we receive from the Treasury will be at the above rate of 7.5%.

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

          The agreement is for an initial period of three years beginning from
          January 1, 2004 and we recently extended it for an additional two years. We are entitled to terminate the agreement by a prior notice of a few months. In 2005, the cost of the service was NIS 3.3 million and in 2006 it will amount to NIS 2.4 million. In 2007 and 2008 the cost of the service for each year will amount to NIS 2.3 million. The above service cost amounts are linked half to the Israeli consumer price index and half to exchange rate of the U.S. Dollar.

          During the term of the agreement, we are entitled to order from NESS modifications to our information systems and/or development of new applications and for such purpose, we have available to us a "bank of hours".

     o    Special Collective Agreement With Employees - On December 26, 2002, a
          collective agreement was signed between us, the General Federation of
          Labor and our employee committee, which applies to those of our workers to which collective agreements apply (and not to those who are employed on personal employment contracts). The contract was for a three-year period, and can be extended for an additional year. The contract established, among other things: 1) the right of management to terminate the employment of employees within the framework of the reduction of our banking services, and the termination procedure; 2)
          the special benefits and payments to which an employee is entitled if his employment is terminated, including additional severance payments beyond those set by law and the conversion of the right to additional severance (for employees with particular seniority and with a particular number of years until their reaching retirement age) into early old-age pension rights; and 3) certain reductions to be made in the salaries of the employees and the related benefits to which they are entitled.

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

          We have recorded appropriate provisions in our financial statements in respect of these agreements. These agreements were approved by the
          Ministry of Finance Commissioner of Wages.

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

          The government financed 35% of the waivers and deposited funds with the banks to serve as a source for the rescheduling. Kibbutzim that were defined as owners of real estate having the potential for development, were required pursuant to these agreements to assign their rights in the land in consideration for a portion of the waivers that were approved for them.

          See Note 4 to our financial statements in Item 17 of this annual report for further details of the Kibbutz debt agreement.

     o    Credit to the Israel Electric Corporation Ltd. - Pursuant to a series of agreements entered into at various times during the 1990's, we granted long-term credits to the Israel Electric Corporation Ltd. in a total amount of approximately 1.5 billion U.S. dollars. These credits were granted from deposits which were deposited with us by the State of Israel, in identical amounts and having identical maturity dates as the credits. These credits are fully guaranteed (principal and interest)_by the State of Israel. The outstanding balance of these credits as of December 31, 2005 was approximately 1.39 billion U.S.
          dollars, comprising approximately 83% of the total credit to the public at that date.

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
Additional Information - Taxation." below.

E.   TAXATION

ISRAELI TAXATION

     The following is general information regarding Israeli tax laws to which
U.S. and other non-Israeli shareholders may be subject. It does not cover all possible tax considerations and therefore you should not rely on this information as legal or professional tax advice. You should consult your own tax advisor as to the particular tax consequences of an investment in our shares and notes including the effects of applicable Israeli or foreign or other tax laws and possible changes in the tax laws. The discussion is based on Israeli tax laws in force as of June 30, 2006.

     To the extent that the discussion is based on legislation yet to be judicially or administratively interpreted, we cannot assure you that the views we express herein will accord with any such interpretation in the future.

     Under current Israeli law, individual or corporate shareholders or noteholders that are foreign residents and that do not maintain a permanent establishment in Israel are exempt from capital gains tax on the sale (including redemption) of traded securities of Israeli companies. Subject to the following paragraph, upon the sale of unlisted securities, an individual shareholder or noteholder is subject to a 20% tax rate, and a corporate shareholder or noteholder is subject to a 25% tax, on any capital gain accrued after January 1,
2003.

     Foreign residents are exempt from tax on capital gains on the sale of securities (traded or untraded) (provided the company does not hold rights in
Israeli real estate) acquired between July 1, 2005 and December 31, 2008 subject to certain conditions, the principal ones being that: (a) the capital gain is not attributable to a permanent establishment of the seller in Israel; (b) the seller has been a resident of a country having a tax treaty with Israel for ten years preceding the date of acquisition; and (c) the securities were not purchased from a relative.

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

     On distributions of dividends other than bonus shares (stock dividends) to non-residents of Israel, we generally withhold at source income tax at a rate of
20%, unless a different rate applies under a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel tax treaty, the maximum tax on dividends paid to a holder of our shares who is a resident of the
United States will be 25% or 12.5% if certain conditions are met, including, inter alia that the holder is a corporation which holds, directly or indirectly, shares representing 10% or more of the voting power in our company during any part of the 12-month period preceding the date of payment of the dividend.

     On payments of interest on listed notes to non-residents of Israel, we generally withhold at source income tax at a rate of 20% when the noteholder is an individual, the note was issued on or after May 8, 2000 and certain further conditions are met; at a rate of 35% when the noteholder is an individual and the note was issued before May 8, 2000; and at a rate of 25% when the noteholder is a corporation, in each case unless a different rate applies under a treaty between Israel and the noteholder's country of residence. Under the U.S.-Israel tax treaty, the maximum tax on interest paid to a noteholder who is a resident of the United States will be 17.5%, or 10% if the interest is derived from a loan granted by a bank, savings institution, or insurance company or the like.
Alternatively, the noteholder may elect under the treaty to pay tax at the full rate on the net profit deriving from the interest payment although this is generally subject to filing a tax return in Israel.

U.S. TAXATION

     The following is a summary of certain U.S. federal income tax consequences applicable to the acquisition, ownership and disposition of our shares and notes by a "U.S. Holder." This summary is based upon the Internal Revenue Code of
1986, as amended, which we refer to as the Code; Treasury Regulations; Internal
Revenue Service rulings; the U.S.-Israel tax treaty; and judicial decisions, all as now in effect. All of these are subject to change, possibly with retroactive effect, or different interpretations. For purposes of this summary, "U.S.
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

     The summary also does not discuss any aspect of state, local or foreign law, or U.S. federal estate and gift tax law as applicable to U.S. Holders. In addition, it is limited to U.S. Holders who or that acquire and hold our shares or notes as "capital assets" within the meaning of the Code - generally, property held for investment and, in the case of our notes, who or that acquired notes in connection with their original issuance. This discussion also does not consider the tax treatment of persons or partnerships who or that hold our shares or notes through a partnership or other "pass-through" entity.

     YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL
AND FOREIGN TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF
OUR SHARES OR NOTES.

     A U.S. Holder generally will be required to include in gross income, as ordinary dividend income, the amount of any distributions paid on our shares, including the amount of any Israeli taxes withheld, to the extent that those distributions are paid out of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Distributions in excess of our earnings and profits will be applied against and will reduce the U.S. Holder's tax basis in our shares and, to the extent they exceed that tax basis, will be treated as gain from a sale or exchange of those shares. Our dividends will not qualify for the dividends-received deduction applicable in certain cases to dividends received by U.S. corporations.

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
Holder's total foreign source taxable income (determined under the Code and, as applicable, the U.S.-Israel tax treaty and other income tax conventions to which the United States is a party). in certain cases, a U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends and interest received in respect of our shares and notes if the U.S. Holder has not held those shares for a minimum period or to the extent the U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. U.S. Holders who or that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld, but only for a tax year in which the U.S. Holder does the same with respect to all foreign income taxes.

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

F.   DIVIDENDS AND PAYING AGENTS

     Not applicable.

G.   STATEMENT BY EXPERTS

     Not applicable.

H.   AVAILABILITY OF DOCUMENTS

     All documents referred to in this annual report may be inspected at our offices at 82 Menachem Begin Road, Tel Aviv, Israel. Any reports and other information that we file electronically with the U.S. Securities and Exchange
Commission may be found at WWW.SEC.GOV. They can also be inspected without charge and copied at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission in Room 1580, 100 F Street,
N.E., Washington, D.C. 20549.

I.   SUBSIDIARY INFORMATION

     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FINANCIAL RISK

     Our activities involve the taking of financial risks. The main financial risks that we face are market risks and liquidity risks, which are accompanied by operating and legal risks.

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

     Beginning in the second half of 2002 we experienced significant changes in the surplus/deficit of assets by linkage bases as a result of the withdrawal by the public of its deposits with us. Because the special line of credit from the
Bank of Israel is granted in non-linked shekels, our ability to manage our assets and liabilities was reduced.

     The following table presents details of the excess of assets over liabilities (or when presented in parentheses, excess of liabilities over assets) classified by linkage segment, including off-balance sheet items:

                                                                       IN MILLIONS OF NIS

                                                                            FOREIGN
                                                                            CURRENCY
                                      NON-LINKED        CPI-LINKED        DENOMINATED/     NON-MONETARY
                                    SHEKEL SEGMENT      SEGMENT (*)          LINKED            ITEMS              TOTAL
                                    --------------      -----------          ------            -----              -----
December 31, 2005                      (505.1)             956.4              13.6              62.5              527.4
December 31, 2004                      (435.8)             863.6              20.0              60.5              508.3

*    Including a perpetual deposit with the Treasury (as of December 31, 2005
     -in an amount equal to NIS 828.2 million and as of December 31, 2004 -
     806.5 million).

     An examination that was made of the effect on the Bank's capital of a change of 1% in the CPI or in the exchange rate indicates as follows:

     An increase of 1% in the CPI - The addition to capital amounts to NIS 9.5 million. A decrease in the CPI at the same rate will result in a decrease in capital in the same amount.

     An increase of 1% in the representative exchange rate of a currency basket in relation to the shekel (and assuming that all the currencies the Bank uses increase at the same rate) will result in an increase in the Bank's capital in the amount of NIS 140 thousand. A decrease of the same rate in the representative exchange rate of a currency basket (appreciation of the shekel)
will result in a decrease in the Bank's capital in the same amount.

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

                                                                                                         FOREIGN CURRENCY AND
                                                                                                        FOREIGN CURRENCY LINKED
                                             NON-LINKED SHEKEL SEGMENT        CPI LINKED SEGMENT                SEGMENT
                                                -------------------           -------------------          -----------------
                                                                                  DECEMBER 31
                                                ----------------------------------------------------------------------------
                                                2005           2004           2005           2004          2005         2004
                                                ----           ----           ----           ----          ----         ----
Total assets                                    0.11           0.12           3.45           3.61          6.75         6.87
Total liabilities                               0.08           0.09           3.29           3.50          6.92         6.90
Difference in years                             0.03           0.03           0.16           0.11         (0.17)       (0.03)

     Our interest risk exists mainly in the CPI linked segment, since most of the assets and liabilities in this segment are long-term and at a fixed interest rate. As of December 31, 2005, the average duration of assets in this segment is
3.45 years while the average duration of liabilities is 3.29 years. A higher average duration of assets creates exposure to increases in interest rates in this segment. The said exposure to interest risk is within the limits determined by our Board of Directors.

     In the non-linked shekel segment, the average duration difference is minimal and results from a short average duration of both assets and liabilities, due to the fact that most of the assets and liabilities are at a variable rate of interest.

     In the foreign currency segment, the average duration is affected by a considerable amount of credit that has low risk characteristics, and which carries a fixed rate of interest. The average duration of liabilities in this segment is higher by 0.17 years than the average duration of assets.

     The following table is an analysis of our exposure to fluctuations in interest rates as of December 31, 2005. The table includes the fair value of our assets and liabilities, calculated as explained below:.

ANALYSIS OF EXPOSURE TO FLUCTUATIONS IN INTEREST RATES AS AT DECEMBER 31, 2005
Reported amounts

                                                                                         DECEMBER 31, 2005
                              ---------------------------------------------------------------------------------------------------------------------------------------
                                ON        FROM       FROM      FROM       FROM                 FROM                WITHOUT
                              DEMAND     ONE TO    THREE TO    ONE TO   THREE TO     FROM     TEN TO      OVER      FIXED                          INTERNAL
                             AND UP TO   THREE      TWELVE     THREE      FIVE      FIVE TO   TWENTY     TWENTY    MATURITY                FAIR     RATE OF   AVERAGE
                             ONE MONTH   MONTHS     MONTHS     YEARS      YEARS    TEN YEARS   YEARS      YEARS     DATE *     TOTAL       VALUE    RETURN    DURATION
                              -------    -------    -------   -------    -------    -------   -------    -------    -------   -------     -------   -------   -------
                                                                                 NIS millions                                                          %       YEARS
                              -------------------------------------------------------------------------------------------------------------------   -------   -------

ISRAELI CURRENCY - UNLINKED
TOTAL ASSETS                    424.7        0.2       21.6       4.3          -          -         -          -          -     450.8       450.4      6.51      0.11
Total liabilities             1,121.2        0.7       14.7         -          -          -         -          -        0.1   1,136.7     1,136.6      4.54      0.08
                              -------    -------    -------   -------    -------    -------   -------    -------    -------   -------     -------   -------   -------
DIFFERENCE                     (696.5)      (0.5)       6.9       4.3          -          -         -          -       (0.1)   (685.9)     (686.2)     1.97      0.03
Effect of future
transactions                    151.0       10.3       19.5         -          -          -         -          -          -     180.8
Exposure to interest rate
fluctuations                   (545.5)       9.8       26.4       4.3          -          -         -          -       (0.1)   (505.1)
Segment cumulative exposure    (545.5)    (535.7)    (509.3)   (505.0)    (505.0)    (505.0)   (505.0)    (505.0)    (505.1)   (505.1)
                              -------    -------    -------   -------    -------    -------   -------    -------    -------   -------
ISRAELI CURRENCY -
 LINKED TO THE CPI
Total assets                     25.0       19.9      110.7     223.6      112.9      114.2      39.5          -      828.2   1,474.0     1,474.6      5.20      3.45
Total liabilities                15.2       21.3       97.9     133.1       88.0      115.3       1.9          -          -     472.7       459.8      2.68      3.29
                              -------    -------    -------   -------    -------    -------   -------    -------    -------   -------     -------   -------   -------
Difference                        9.8       (1.4)      12.8      90.5       24.9       (1.1)     37.6          -      828.2   1,001.3     1,014.8      2.52      0.16
Effect of future
transactions                    (15.1)     (10.3)     (19.5)        -          -          -         -          -          -     (44.9)
                              -------    -------    -------   -------    -------    -------   -------    -------    -------   -------
Exposure to interest rate
fluctuations                     (5.3)     (11.7)      (6.7)     90.5       24.9       (1.1)     37.6          -      828.2     956.4
Segment cumulative exposure      (5.3)     (17.0)     (23.7)     66.8       91.7       90.6     128.2      128.2      956.4     956.4
                              -------    -------    -------   -------    -------    -------   -------    -------    -------   -------
FOREIGN CURRENCY AND
 LINKED THERETO
Total assets                    123.0      193.4      542.6   1,158.7      989.3    1,917.3   1,807.4          -          -   6,731.7     6,721.4      7.13      6.75
Total liabilities                12.0      172.4      510.6   1,162.8      993.0    1,918.5   1,812.9          -          -   6,582.2     6,591.0      7.10      6.92
                              -------    -------    -------   -------    -------    -------   -------    -------    -------   -------     -------   -------   -------
Difference                      111.0       21.0       32.0      (4.1)      (3.7)      (1.2)     (5.5)         -          -     149.5       130.4      0.03     (0.17)
Effect of future
transactions                   (135.9)         -          -         -          -          -         -          -          -    (135.9)
                              -------    -------    -------   -------    -------    -------   -------    -------    -------   -------
Exposure to interest rate
fluctuations                    (24.9)      21.0       32.0      (4.1)      (3.7)      (1.2)     (5.5)         -          -      13.6
Segment cumulative exposure     (24.9)      (3.9)      28.1      24.0       20.3       19.1      13.6       13.6       13.6      13.6
                              -------    -------    -------   -------    -------    -------   -------    -------    -------   -------
OVERALL EXPOSURE TO
  FLUCTUATIONS
 IN INTEREST RATES
Total assets**                  572.7      213.5      674.9   1,386.6    1,102.2    2,031.5   1,846.9          -      828.2   8,656.5     8,646.4      6.77      5.84
Total liabilities             1,148.4      194.4      623.2   1,295.9    1,081.0    2,033.8   1,814.8          -        0.1   8,191.6     8,187.4      6.49      5.76
                              -------    -------    -------   -------    -------    -------   -------    -------    -------   -------     -------   -------   -------
Difference                     (575.7)      19.1       51.7      90.7       21.2       (2.3)     32.1          -      828.1     464.9       459.0      0.28      0.08
Exposure to interest rate
fluctuations                   (575.7)      19.1       51.7      90.7       21.2       (2.3)     32.1          -      828.1     464.9
                              -------    -------    -------   -------    -------    -------   -------    -------    -------   -------
Cumulative exposure            (575.7)    (556.6)    (504.9)   (414.2)    (393.0)    (395.3)   (363.2)    (363.2)     464.9     464.9
                              -------    -------    -------   -------    -------    -------   -------    -------    -------   -------

General notes -

1.   The data classified according to maturity date, presented above, represent the present value of future flows, discounted at the internal rate of return, for each balance sheet item. Such discounted future flows include interest, which will accrue until the earlier of the maturity date or the date of change in the interest rate.

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

     o    The fair value of problematic debts was calculated by using discount rates reflecting their inherent high credit risk. In any event, such discount rates were not less than the highest interest rate used by us in our operations proximate to balance sheet date. The future cash flows of problematic debts were calculated net of the specific allowances for doubtful debts. The general and supplementary allowances for doubtful debts in an aggregate amount of NIS 57.6 million (as of December 31, 2005), were not deducted from the balance of credit to the public for cash flows purposes in assessing the fair value.

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

     o    Regarding financial instruments (other than marketable financial instruments) having an initial period not exceeding three months and bearing variable market interest rates, the amount stated in the balance sheet represents an approximation of the fair value subject to changes in credit risks and our interest margins in transactions at variable interest rates.

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

     Presented below is the effect of the aforementioned changes on the calculated value of the assets and liabilities as of December 31, 2005 (in NIS millions):

SEGMENT                               INCREASE OF 1% IN INTEREST RATE                DECREASE OF 1% IN INTEREST RATE
-------                             ------------------------------------           ----------------------------------
                                 DECREASE IN    DECREASE IN                     INCREASE IN    INCREASE IN
                                   VALUE OF       VALUE OF      NET DECREASE      VALUE OF       VALUE OF    NET INCREASE
                                    ASSETS      LIABILITIES       IN VALUE         ASSETS      LIABILITIES     IN VALUE
                                    ------         ------           ----           -----          -----          ----
CPI-linked                           (23.7)         (12.1)         (11.6)           25.5           12.8          12.7
Foreign currency
denominated or linked               (511.0)        (510.1)          (0.9)          568.3          568.0           0.3

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

     According to Article 6 of our articles of association, the C, CC, CC1, D and DD shares rank first (pari passu with each other) and prior to all of our other classes of shares, in any distribution of dividends, provided, however, that if there are arrears of any fixed cumulative preferential dividends, then according to Article 130 of our articles of association, our board of directors is bound to recommend to the general meeting of shareholders the payment of arrears prior to any other distribution. The payment of cumulative preferential dividends to the holders of our ordinary preferred shares, totaling approximately $20 per annum, is prior to the dividend on our ordinary A and B shares.

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

     We ended the years 2002, 2003 and 2005 with losses and in the year 2004 with a modest profit and, beginning in the first quarter of 2002, we have not had profits from which we could distribute dividends. The last quarterly dividend that we paid in respect of our C shares, our CC shares, our CC1 shares, our D shares and our DD shares was the dividend for the second quarter of 2002, which payment of dividends was made with court approval and approval of the
Supervisor of Banks.

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

     Because it was unclear whether or not interest is accruing on the perpetual deposits during the period in which we are prevented from distributing dividends and in consideration of the possible ramifications of the interest accrual on the distribution of dividends in respect of the preferred shares, the board of directors consulted legal counsel and concluded that the interest not paid on the perpetual deposits , as a result of our failure to distribute dividends, should accrue to us and, accordingly, in the event of our liquidation, the interest should be paid into the liquidation fund. In a letter dated January 22,
2003, we requested from the Ministry of Finance and the Government Companies
Authority that they promptly issue their respective positions in this matter.

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

     The accrued amount of the dividend, at the annual rate of 7.5%, in respect of the aforementioned preferred shares (including a 1.5% participating dividend for C, CC and CC1 shares) that has not been paid since the Bank ceased paying the dividend, amounts to NIS 141.8 million as at December 31, 2005. This amount was not recorded in the financial statements and it is equal to the amount of the accrued interest on the perpetual deposits of the Bank with the Israeli
Treasury, which was also not recorded in the financial statements.

     The accrued amount of NIS 141.8 million is comprised as follows: NIS 86.7 million is in respect of non-participating shares (D and DD) and NIS 55.1 million is in respect of participating shares (C, CC and CC1). Of this amount, an amount of NIS 40.1 million is in respect of 2005 and is comprised as follows:
NIS 24.8 million is in respect of non-participating D and DD shares and NIS 15.3 million is in respect of participating C, CC and CC1 shares. See "Item 3 - Risk
Factors" above for a discussion.

     On September 28, 2004 various financial entities that hold our class C, class CC and/or class CC1 shares filed with the Tel Aviv District Court an originating motion in which the Court is requested to instruct us to pay to our shareholders back dividends at the same rate and relevant quarterly dates as was paid until the second quarter of 2002. As of March 31, 2006, this would amount to approximately NIS 105.1 million. The petitioners contend, among other things, that, according to our Articles of Association, we are required to pay to the holders of our preferred shares an annual dividend at the rate of 7.5%, and that this annual dividend is not actually a dividend but rather a payment made in full by the State of Israel in respect of the perpetual deposits we maintain with the State. The petitioners contend that the annual dividend is not subject to the distribution conditions provided by law, since the dividend is not paid from our profits but rather by a third party (the State of Israel) and therefore its payment does not lessen our assets. Moreover, they contend that even if the distribution conditions should be applied to the annual dividend, we should still be ordered to distribute the annual dividends, because we have met the repayment ability test because the annual dividend is being fully financed by the State of Israel and not being deducted from our capital.

     Whereas management believes the matter relating to dividends distribution is connected to the question of whether under the circumstances of a non-distribution of dividends, the interest on our perpetual deposits with the
Israeli Treasury is accrued in our favor, and whereas the answers received as of the date of this annual report from the Ministry of Finance in this matter have been unclear and insufficient, we have requested from the Tel Aviv District
Court a declaratory judgment against the State, by which the interest on the perpetual deposits is indeed accrued in our favor, as is the position of our
Board of Directors on this matter. Following the requests of our bank and the aforementioned financial entities, the Court ordered that the hearing on the two originating motions be consolidated. In the reply of the Minister of Finance to the originating motions prior to a preliminary hearing that was held on January
12, 2006, the Minister of Finance announced that his position is that the interest on the perpetual deposits does not accrue in our favor when we do not distribute a dividend, and that even so, in light of our circumstances, there is no justification for our distributing a dividend. On March 23, 2006, the court ruled that it will first hear arguments and give its decision regarding the issue of the accrual of the interest on our deposits with the Treasury, since such a decision will advance the hearing and the decisions regarding the other relevant issues. The fundamental position of our Board of Directors is that if the interest does not accrue on the perpetual deposits, the Board of Directors will reconsider its position regarding renewal of the dividend distribution, subject to the legal and regulatory restrictions applicable to the Bank in this respect, including the need to receive approvals and to amend the our articles.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
         PROCEEDS.

     None.

ITEM 15. CONTROLS AND PROCEDURES

     We have evaluated, with the participation of our General Manager and
Comptroller the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange
Act of 1934, as amended (the "Exchange Act") as of the end of the period covered by this annual report on Form 20-F. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.
Based upon our evaluation, our General Manager and Comptroller concluded that our disclosure controls and procedures, as of December 31, 2005, were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our General Manager and Comptroller, as appropriate to allow timely decisions regarding required disclosure. There were no changes in our internal control over financial reporting (as defined in Rule 13a-15 or 15d-15 under the
Exchange Act) that occurred during the period covered by this annual report, except for those changes cited below, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

     In connection with the audit of our financial statements for the fiscal year ended December 31, 2005, our management has identified certain issues relating to the processing and reporting of information as required by the rules and regulations of the Securities and Exchange Commission (the "SEC"). In
particular, our system of financial reporting was not designed to reconcile our financial statements (which are prepared in accordance with Israeli GAAP) with
U.S. GAAP in accordance with the requirements of Form 20-F. This issue primarily resulted from our lack of qualified financial and accounting personnel with knowledge and expertise in U.S. GAAP and the requirements of the SEC and the
Public Company Accounting Oversight Board (the "PCAOB"). In addition, the severe liquidity crisis that we faced in 2002 and the subsequent implementation of the run-off plan negatively affected our ability to address and correct this issue.

     Our accounting personnel have outlined the issues relevant to the reconciliation of our financial statements to U.S. GAAP and the methods of preparing such a reconciliation. In addition, we have retained U.S. counsel to advise as to the requirements of Form 20-F and related SEC rules and regulations. In preparing the U.S. GAAP reconciliation of our financial statements, our accounting personnel were guided by the experience they acquired in the previous annual reports. Our accounting personnel have indicated that they will regularly consult with, and seek the assistance of, outside accounting advisors in connection with the required reconciliation of our financial statements to U.S. GAAP. Moreover, they will periodically seek from such outside accounting advisors relevant updates regarding SEC and PCAOB rules and regulations relating to reconciliation to U.S. GAAP.

     Another matter that was identified concerned the management and routine monitoring of customers' accounts, the monitoring of customers' ability to pay their debts to us and the early discovery of signs indicating customers having difficulties. These problems were manifested, among other things, when in certain cases updated financial statements were not found in customer's files
(even though such statements had been prepared at the time), we did not receive alternate information when updated financial statements were not found, real estate appraisals were not updated and routine information about valuations of pledged inventory and debtors was not received. Prior to December 31, 2005, we were using alternate means to monitor our customers' accounts and their financial condition, and as of December 31, 2005 we have substantially reduced the number of cases in which there is a delay in receiving updated financial statements.

     Another matter that was identified was in connection with authorizations into our internal credit management computer system. It was found that our IT manager had wide authorization capabilities within the system, including authorizations to view, input and update data. Most of these authorizations were of a technical nature only, for the maintenance of the system. The IT manager no longer has authorizations for recording entries in accounts. As of December 31,
2005, he continues to hold authorizations for limited functions, required for maintaining the system.

     In addition, our management has identified certain other matters in connection with the audit of our financial statements for the fiscal year ended
December 31, 2005. In many instances, the credit lines of our clients were not renewed until after such credit lines expired. Such late renewal resulted in the accrual of penalty-rate interest, which penalty-rate interest would then be eliminated once the renewal was effected. The recording of the penalty-rate interest temporarily distorted our income data, until the subsequent elimination of such penalty-rate interest was effected. Prior to December 31, 2005, we improved our controls and procedures in order to avoid this problem in the future.

     Another matter that was identified concerned recording of retroactive transactions in certain instances. Prior to December 31, 2005, in order to reduce the risk involved in retroactively recording transactions, we implemented certain control procedures, including, without limitation, significantly limiting the number of personnel authorized to retroactively record transactions.

ITEM 16A - AUDIT COMMITTEE FINANCIAL EXPERT

     Our board of directors has determined that we have two audit committee financial experts (as defined in Item 16A of Form 20-F) and that Mr. Yacob
Aizner and Ms. Shulamit Eshbol are our "audit committee financial experts"
serving on the audit committee of our board of directors. Mr. Aizner is an appointee of Bank Leumi Le-Israel B.M and Ms. Eshbol is an appointee of the
State of Israel. Both Mr. Aizner and Ms. Eshbol are "independent" (as defined by
NASDAQ Rules 4200(a)(15) and 4350(d)(c).

ITEM 16B - CODE OF ETHICS

     We have adopted a code of ethics (as defined in Item 16B of Form 20-F) that applies to all our directors, officers and employees. We have filed a copy of this code of ethics as Exhibit 11.1 to our Annual Report on Form 20-F for the
fiscal year ended December 31, 2003.

ITEM 16C - PRINCIPAL ACCOUNTANT FEES AND SERVICES

     According to the Companies Law-1999 (Israel), the remuneration of the independent auditor for auditing work shall be established by the shareholders at the general meeting, by the board of directors if the shareholders so authorize, or, if the matter is prescribed in the articles of association, as prescribed therein. Our shareholders authorized our board of directors to establish the remuneration of the independent auditors for auditing work done in
2004 and 2005, subject to the fee schedule of the Government Companies
Authority.

     Furthermore, the Companies Law-1999 (Israel) stipulates that the remuneration of the independent auditors for services other than auditing work shall be established by the board of directors unless the articles of association state that remuneration for such services shall be established by the shareholders at the general meeting.

     Pursuant to the above, the remuneration of our independent auditors for audit work and other services in 2004 and 2005 was established by our board of directors.

     KPMG - Somekh Chaikin, Certified Public Accountants (Isr.), has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2005, for which audited financial statements appear in this annual report on Form 20-F. For the years ended December 31, 2005 and 2004, the aggregate fees billed and/or agreed to by KPMG and its affiliates are as follows:

                               2005          2004
                              -----         -----
                             (IN THOUSANDS OF NIS)
                              -------------------
Audit Fees(1)                   935         1,277
Audit-related Fees(2)            70            59
Tax Fees(3)                      29            23
                              -----         -----

TOTAL                         1,034         1,359
                              =====         =====

(1)  Audit Fees consist of fees billed for the annual audit of the company's consolidated financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements. They also include fees billed for services that only the external auditor reasonably can provide, and include the provision of comfort letters and consents and the review of documents filed with the
     SEC.

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

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     The following financial statements are filed as part of this annual report:

     Our audited balance sheets as of December 31, 2005 and December 31, 2004 and the statements of income, deficit and cash flows for the years ended
December 31, 2005, 2004 and 2003, including the notes thereto and together with the auditors' report thereon, are included at pages F-1 to F- 86 to this annual report.

     OUR FINANCIAL STATEMENTS CONFORM WITH ISRAELI GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES AND THE INSTRUCTIONS OF THE SUPERVISOR OF BANKS (ISRAEL) ("ISRAELI
GAAP"), WHICH DIFFER IN CERTAIN RESPECTS FROM THOSE GENERALLY ACCEPTED IN THE
UNITED STATES ("U.S. GAAP) AS DESCRIBED BELOW IN NOTE 31 TO THE FINANCIAL
STATEMENTS.

ITEM 18. FINANCIAL STATEMENTS

     See Item 17 above.

ITEM 19.  EXHIBITS

    Exhibit
    Number                              Description
    ------                              -----------

     1.1       Memorandum and Articles of Association of Israel Development Bank
               of Israel Ltd. (translation) (incorporated by reference to the applicable exhibit to the Annual Report on Form 20-F of
               Industrial Development Bank of Israel Limited for fiscal year ended December 31, 2003).

     4.1       Summary of run-off plan

     4.2       Summary of Lease Agreement

     4.3       Summary of the Special Line of Credit from the Bank of Israel.

     4.4       Summary of Perpetual Deposit Agreement.

     4.5       Summary of Computer Services Outsourcing Agreement.

     4.6       Summary of Special Collective Agreement with Employees.

     4.7       Summary of Indemnification Agreement for Directors and Senior
               Officers.

     4.8       Summary of Kibbutz Debt Agreement.

     4.9       Summary of Credit to the Israel Electric Corporation Ltd.

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

INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

By: /s/ Uri Galili                                By: /s/ Natan Atlas
------------------                                -------------------
Uri Galili, General Manager                       Natan Atlas, General Secretary

Dated: July 13, 2006.

                         THE INDUSTRIAL DEVELOPMENT BANK
                               OF ISRAEL LIMITED

                              FINANCIAL STATEMENTS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2005

                                   Industrial Development Bank of Israel Limited

FINANCIAL STATEMENTS AS AT DECEMBER 31, 2005
--------------------------------------------------------------------------------

CONTENTS

                                         PAGE

Auditors' Report                          F-1

Balance Sheets                            F-3

Statements of Income                      F-4

Statement of Shareholders' Equity         F-5

Statements of Cash Flows                  F-6

Notes to the Financial Statements         F-7

     Somekh Chaikin

     Mail address         Office address               Telephone  972 3 684 8000
     PO Box 609           KPMG Millennium Tower        Fax  972 3 684 8444
     Tel-Aviv 61006       17 Ha'arba'a Street
     Israel               Tel Aviv 61070
                          Israel

AUDITORS' REPORT TO THE SHAREHOLDERS OF
THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

We have audited the accompanying financial statements of Industrial Development
Bank of Israel Limited (the Bank), detailed hereunder:

a.   Balance sheets as at December 31, 2005 and 2004

b.   Statements of income, shareholders' equity, and cash flows, for each of the three years, the last of which ended December 31, 2005

These financial statements are the responsibility of the Bank's Board of
Directors and of its Management. Our responsibility is to express an opinion on these financial statements, based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Bank as at December 31,
2005 and 2004 and the results of its operations, the changes in the shareholders' equity and its cash flows for each of the three years, the last of which ended December 31, 2005 in conformity with accounting principles generally accepted in Israel. Furthermore, these statements, in our opinion, have been prepared in accordance with the directives and guidelines of the Supervisor of
Banks in Israel.

Accounting principles generally accepted in Israel vary in certain significant respect from accounting principles generally accepted in the United States.
Information relating to the nature and effect of such differences is presented in Note 31 to the financial statements.

As explained in Note 1C, the financial statements for dates and reporting periods subsequent to December 31, 2003 are stated in reported amounts, in accordance with the accounting standards of the Israel Accounting Standards
Board and the directives and guidelines of the Supervisor of Banks in Israel.
The financial statements for dates and reporting periods that ended through the aforementioned date are stated in values that were adjusted to that date according to the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public
Accountants in Israel and the directives and guidelines of the Supervisor of
Banks in Israel.

The accompanying financial statements have been prepared assuming that the Bank will continue as a going concern. As discussed in Note 1 and 15A to the financial statements we draw attention to the following:

A.   The severe liquidity problems the Bank experienced in August 2002, which were caused by increased withdrawals of public deposits. Following these liquidity problems, on August 22, 2002, the Bank turned to the Governor of the Bank of Israel with a request for a special line of credit.

B.   The special line of credit granted to the Bank by the Bank of Israel, as discussed in Note 1.

C.   The decision of the Bank's Board of Directors to adopt a "Run-Off" plan for the supervised sale of the Bank's credit assets, and to extend the plan until July 31, 2008, and the decision of the Ministerial Committee for
     Social and Economic Affairs (The Social Economic Cabinet) to extend the
     "Run Off" plan (hereunder - the Government's decision extending the "Run
     Off" plan), as discussed in Note 1.

D.   The agreement of the Bank's Board of Directors to restrict the license of the Bank and to limit its duration so that upon the end of the "Run-Off"
     plan the Bank will no longer have a license, and the announcement of the
     Governor of the Bank of Israel regarding the restriction of the Bank's license and its being revoked as from August 1, 2008, as discussed in Note
     1.

E.   The minimum capital ratio of the Bank as at December 31, 2005, that has fallen below the minimum of 9% set by the Supervisor of Banks in Israel in
     Proper Banking Procedures Regulations.

The foregoing factors listed above raise substantial doubts as to the ability of the Bank to continue operating as a going concern. The ability of the Bank to repay its liabilities is contingent upon the continuation of the special line of credit from the Bank of Israel and the implementation of the "Run-Off" plan, in addition to the continued forbearance by the Bank of Israel. We further note that when the banking license of the Bank is revoked, the Bank will cease operating as a banking entity.

The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

As well, we call attention to Note 20 to the financial statements regarding the litigation pending against the Bank and its executive officers, as detailed in the said Note.

Somekh Chaikin
Certified Public Accountants (Isr.)

February 27, 2006, except for Note 31, as to which the date is July 13, 2006.

                                       F-1

                               The Industrial Development Bank of Israel Limited

BALANCE SHEETS AS AT DECEMBER 31
--------------------------------------------------------------------------------
Reported amounts*

                                                                2005            2004
                                                               -------         -------
                                                     NOTE    NIS MILLIONS    NIS MILLIONS
                                                     ----    ------------    ------------

ASSETS

Cash and deposits with banks                          2           72.9           117.9

Securities                                            3           63.2            60.0

Credit to the public                                  4        7,680.7         7,993.4

Credit to governments                                 5           59.0            72.7

Fixed assets                                          6            1.2             1.9

Other assets                                          7           15.6            26.0

Perpetual deposits with the Israeli Treasury          8          828.2           806.5
                                                               -------         -------

Total assets                                                   8,720.8         9,078.4
                                                               =======         =======

*    See Note 1C.

----------------------------------------
Dr. Raanan Cohen - Chairman of the Board

----------------------------------------
Uri Galili - General Manager

----------------------------------------
Rimon Shmaya - Comptroller

Date of approval of the financial statements: February 27, 2006, except for Note
31, as to which the date is July 13, 2006.

The accompanying notes are an integral part of the financial statements.

                                       F-2

                               The Industrial Development Bank of Israel Limited

BALANCE SHEETS AS AT DECEMBER 31
--------------------------------------------------------------------------------

Reported amounts*

                                                                2005            2004
                                                              -------         -------
                                                  NOTE      NIS MILLIONS     NIS MILLIONS
                                                  ----        -------         -------

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits of the public                              9           178.2           405.3

Deposits of banks                                  10         1,048.8         1,428.0

Deposits of the Government                                    6,883.0         6,654.6

Perpetual deposit                                  11             0.1             0.1

Capital notes                                      12            26.9            25.3

Other liabilities                                  13            56.4            56.8
                                                              -------         -------

Total liabilities                                             8,193.4         8,570.1

Non-participating shares                           14           330.3           309.1

Shareholders' equity                               15           197.1           199.2
                                                              -------         -------

Total liabilities and shareholders' equity                    8,720.8         9,078.4
                                                              =======         =======

*    See Note 1C.

The accompanying notes are an integral part of the financial statements.

                                      F-3

                               The Industrial Development Bank of Israel Limited

STATEMENTS OF INCOME FOR THE YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------

Reported amounts*

                                                                    2005          2004        2003
                                                                   -----         -----     ---------
                                                       NOTE     NIS MILLIONS NIS MILLIONS  NIS MILLIONS
                                                       -----       -----         -----     ---------

Profit from financing operations
 before allowance for doubtful debts                    22          61.6          66.2          70.1
Allowance for doubtful debts                            4C          44.2          70.2         129.8
                                                                   -----         -----     ---------
Profit (loss) from financing operations
 after allowance for doubtful debts                                 17.4          (4.0)        (59.7)
                                                                   -----         -----     ---------
OPERATING AND OTHER INCOME
Operating commissions                                   23           2.2           4.1           6.5
Gains from investments in shares                        24          11.3          41.5          10.3
Other income                                            25           4.7           4.6           5.5
                                                                   -----         -----     ---------
Total operating and other income                                    18.2          50.2          22.3
                                                                   -----         -----     ---------

OPERATING AND OTHER EXPENSES
Salaries and related expenses                           26          18.2          19.7          33.7
Expenses (income) in respect of employee
 retirement                                                          5.5          (0.8)         (1.5)
Maintenance and depreciation of premises
 and equipment                                                       3.8           5.7          11.8
Other expenses                                          27          16.5          20.4          20.7
                                                                   -----         -----     ---------
Total operating and other expenses                                  44.0          45.0          64.7
                                                                   -----         -----     ---------
Operating profit (loss) before taxes on income                      (8.4)          1.2        (102.1)
Erosions and adjustments**                                             -             -          (4.5)
                                                                   -----         -----     ---------
Operating profit (loss) before taxes on income                      (8.4)          1.2     ***(106.6)
Tax savings                                             28             -             -     ***  (2.7)
                                                                   -----         -----     ---------
Operating profit (loss) after taxes on income                       (8.4)          1.2     ***(103.9)
                                                                   -----         -----     ---------
OTHER ITEMS
Share in losses of affiliates, net
 of related tax                                                        -             -     ***  (0.4)
Capital gain (loss), net                                               -           0.2     ***  (0.1)
                                                                   -----         -----     ---------
                                                                       -           0.2     ***  (0.5)
                                                                   -----         -----     ---------
NET EARNINGS (LOSS) FOR THE YEAR                                    (8.4)          1.4     ***(104.4)
                                                                   =====         =====     =========

EARNINGS (LOSS) PER SHARE (SEE NOTE 1Q)

                                                                     NET EARNINGS (LOSS) PER SHARE
                                                                   ---------------------------------
                                                                    2005          2004        2003
                                                                   -----         -----     ---------
                                                                    NIS           NIS         NIS
                                                                   -----         -----     ---------
Per an amount equal to
 US$1 of the par value
 of -
"C", "CC" and "CC1"
  preference shares                                                (0.14)         0.02         (1.79)
"A" ordinary shares                                                (0.14)         0.02         (1.79)
Preferred ordinary shares                                          (0.14)         0.02         (1.79)

*    See Note 1C.

**   Erosions and adjustments to the effect of inflation according to the CPI of
     December 2003 of income and expenses that were included in the operating profit before taxation in reported amounts.

***  Amounts adjusted to the effect of inflation according to the CPI of
     December 2003.

The accompanying notes are an integral part of the financial statements.

                                     F - 4

                               The Industrial Development Bank of Israel Limited

STATEMENT OF SHAREHOLDERS' EQUITY*
--------------------------------------------------------------------------------

                                                                                           ADJUSTMENTS
                                                            ACCUMULATED    ACCUMULATED        FROM
                                                             DIFFERENCE     DIFFERENCE   PRESENTATION OF
                                                                 ON            ON          AVAILABLE-
                                                            TRANSLATION    TRANSLATION      FOR-SALE
                                                                 OF            OF          SECURITIES                    TOTAL
                                 ORDINARY     PREFERENCE    DOLLAR LINKED   CPI LINKED      AT FAIR     ACCUMULATED   SHAREHOLDERS'
                                  SHARES        SHARES        DEPOSIT(**)   DEPOSIT(**)      VALUE         LOSS           EQUITY
                                  -----         -------         -----          -----         ----          -----          -----
                                                                          NIS MILLIONS
                                  ---------------------------------------------------------------------------------------------

BALANCE AS AT
 JANUARY1, 2003                   131.4         1,068.0        (697.5)         171.5          4.8         (402.5)         275.7
CHANGES DURING 2003
Net loss                              -               -             -              -            -         (104.4)        (104.4)
Adjustments from
 presentation of
 available- for-
 sale securities at fair
 value                                -               -             -              -          5.6              -            5.6
Translation
 differences
 relating to CPI-linked
 perpetual  deposit (**)              -               -             -           18.7            -                          18.7
                                  -----         -------        ------          -----         ----         ------          -----
BALANCE AS AT
 DECEMBER 31, 2003                131.4         1,068.0        (697.5)         190.2         10.4         (506.9)         195.6

CHANGES DURING 2004
Net earnings                          -               -             -              -            -            1.4            1.4
Adjustments from
 presentation of
 available- for-
 sale securities at fair
 value                                -               -             -              -         (10.1)            -          (10.1)
Translation differences
 relating to CPI-linked
 perpetual  deposit (**)              -               -             -           12.3            -              -           12.3
                                  -----         -------        ------          -----         ----         ------          -----

BALANCE AS AT
 DECEMBER 31, 2004                131.4         1,068.0        (697.5)         202.5          0.3         (505.5)         199.2

CHANGES DURING 2005
NET LOSS                              -               -             -              -            -           (8.4)          (8.4)
ADJUSTMENTS FROM
 PRESENTATION OF
 AVAILABLE-FOR-SALE
 SECURITIES AT FAIR VALUE             -               -             -              -          5.8              -            5.8
TRANSLATION DIFFERENCES
 RELATING TO CPI-LINKED
 PERPETUAL  DEPOSIT (**)              -               -             -            0.5            -              -            0.5
                                  -----         -------        ------          -----         ----         ------          -----

BALANCE AS AT
 DECEMBER 31, 2005                131.4         1,068.0        (697.5)         203.0          6.1         (513.9)         197.1
                                  =====         =======        ======          =====         ====         ======          =====

*    The balances and changes relating to 2003 are in amounts adjusted to the effect of inflation according to the CPI of December 2003. The balances and changes relating to 2004 and 2005 are in reported amounts (see Note 1C).

**   See Note 8 to the financial statements.

The accompanying notes are an integral part of the financial statements.

                                     F - 5

                               The Industrial Development Bank of Israel Limited

STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------

                                                                         2005           2004             2003
                                                                       -------        -------          -------
                                                                                                      AMOUNTS
                                                                                                  ADJUSTED TO THE
                                                                                                     EFFECT OF
                                                                                                     INFLATION
                                                                                                   ACCORDING TO THE
                                                                       REPORTED       REPORTED         CPI OF
                                                                       AMOUNTS*       AMOUNTS*      DECEMBER 2003
                                                                       -------        -------          -------
                                                                    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                                                       -------        -------          -------

CASH FLOWS GENERATED BY OPERATING ACTIVITIES:
Net earnings (loss) for the year                                          (8.4)           1.4           (104.4)
Adjustments to reconcile net earnings (loss) to net cash flows generated by operating activities:
Bank's share in losses of an affiliate, net of related taxes                 -              -              0.4
Depreciation on equipment                                                  1.1            2.9              5.3
Allowance for doubtful debts                                              44.5           71.1            130.0
Gain on sale of available-for-sale securities                            (11.3)         (38.5)            (9.1)
Capital gain (loss)                                                          -           (0.2)             0.3
Provision for severance pay and pensions, net                              0.3           (7.0)           (12.5)
Inflationary erosion of capital notes and perpetual deposit                1.6           (2.3)            (2.2)
                                                                       -------        -------          -------
Net cash inflow generated by operating activities                         27.8           27.4              7.8
                                                                       -------        -------          -------

CASH FLOWS GENERATED BY ACTIVITIES RELATED TO ASSETS:
Deposits with banks, net                                                   3.0            6.1             60.0
Available-for-sale securities, net                                        13.9           53.8             24.9
Credit to the public, net                                                269.2        1,124.5          1,567.4
Credit to governments, net                                                13.7           32.5             82.9
Other assets, net                                                         10.4            2.2             23.6
Acquisition of fixed assets                                               (0.4)          (0.1)            (0.2)
Proceeds from sale of fixed assets                                           -            0.2              0.1
                                                                       -------        -------          -------
Net cash inflow generated by activities
 related to assets                                                       309.8        1,219.2          1,758.7
                                                                       -------        -------          -------

CASH FLOWS GENERATED BY ACTIVITIES RELATED TO
 LIABILITIES AND SHAREHOLDERS' EQUITY:
Redemption of capital notes                                                  -           (0.6)            (4.9)
Deposits of the public, net                                             (227.1)        (214.7)          (671.4)
Deposits of banks, net                                                  (379.2)        (744.7)          (297.9)
Deposits of the Government, net                                          228.4         (294.7)          (762.2)
Other liabilities, net                                                    (1.7)         (11.8)           (69.8)
                                                                       -------        -------          -------
Net cash outflow generated by activities
 relating to liabilities and shareholders' equity                       (379.6)      (1,266.5)        (1,806.2)
                                                                       -------        -------          -------

DECREASE IN CASH                                                         (42.0)         (19.9)           (39.7)

BALANCE OF CASH AS AT BEGINNING OF YEAR                                   95.4          115.3            155.0
                                                                       -------        -------          -------

BALANCE OF CASH AS AT END OF YEAR                                         53.4           95.4            115.3
                                                                       =======        =======          =======

*    See Note 1C.

                                     F - 6

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

     A.   THE "RUN OFF" PLAN AND THE SPECIAL LINE OF CREDIT OF THE BANK OF
          ISRAEL

     Due to increased withdrawals of deposits of the public during the third quarter of 2002, the Bank experienced severe liquidity problems, following which the Bank turned to the Governor of the Bank of Israel (hereinafter -
     the "Governor") on August 22, 2002, with a request for a special line of credit.

     DECISIONS OF THE MINISTERIAL COMMITTEE FOR SOCIAL AND ECONOMIC AFFAIRS
     REGARDING APPROVAL AND EXTENSION OF THE RUN-OFF PLAN

     On October 10, 2005 the Ministerial Committee for Social and Economic
     Affairs (the Social Economic Cabinet) approved the extension of the Bank's
     "Run-Off" plan, after two years earlier, on July 29, 2003, it had decided to adopt it. The main principles of the Committee's decision from October
     10, 2005 are as follows:

          >    The assets of the Bank are to be sold of in a supervised process and over a period ending by July 31, 2008, in the framework of the "Run-Off" plan approved by the Bank's Board of Directors and with the changes to be determined by the Accountant General and the Government Companies Authority.

          >    The maximum amount of the special line of credit will at no time exceed NIS 1.25 billion and over the period of executing the
               Run-Off plan it will not exceed the amounts approved by the Bank of Israel.

          >    The Bank will not use the special line of credit or other sources for the purpose of providing new credit.

          >    The Government is responsible for the repayment of the special line of credit as from July 1, 2005, on the condition that the interest on the credit line until the end of the plan shall not exceed the Bank of Israel interest rate.

          >    If at the end of the Run-Off plan there remains an unpaid balance of the special line of credit, the Government will repay the balance to Bank of Israel until July 31, 2008. The Government has noted before it the notice of the Governor of Bank of Israel that in exchange for its repayment of the credit balance, the
               collateral that was provided by the Bank for repayment of the credit line will be assigned in its favor (the debenture dated
               November 14, 2002 by which the Bank created a general floating lien in favor of the Bank of Israel).

     It is the understanding of the Bank that the Government's assuming responsibility for the repayment of the special line of credit does not derogate from the primary obligation of the Bank to repay the balance of the special line of credit to the Bank of Israel.

     The Bank is presently in the process of implementing the "Run-Off" plan as described in more detail below.

                                     F - 7

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL

     Following the liquidity problems encountered by the Bank in the third quarter of 2002, the Bank of Israel had provided it a special line of credit, which was recently extended until July 31, 2008 in accordance with the letter of the Governor from October 30, 2005. The terms of the special line of credit were determined by the Governor of the Bank of Israel and over time they underwent changes. The present terms of the special line of credit are specified in the letter of the Governor from October 30, 2005, and the principal terms are as follows:

     >    The credit line will be in effect until no later than July 31, 2008.

     >    The maximum amount of the credit line will at no time exceed NIS 1.25 billion and it will decline in accordance with a forecast that was attached to the notice of the Governor of the Bank of Israel regarding extension of the line until July 31, 2008.

     >    The Bank will be allowed to continue to use the credit line in order to meet the liquidity needs it has for fulfilling its current banking obligations.

     >    The interest on the utilized credit will be the "Bank of Israel interest rate" (it is noted that before July 29, 2003 the utilized credit bore a higher rate of interest).

     >    Any significant administrative expense that deviates from the Bank's ordinary course of business and has an effect on its business results will require the approval of the Bank of Israel.

     >    Limitations were set on the Bank's volume of activity with respect to making and pledging deposits with banks.

     In his letter from October 30, 2005, the Governor of the Bank of Israel clarified that if the Bank of Israel should see fit, and to the extent required at its sole discretion, additional restrictions regarding the
     Bank's operations besides those specified in the aforementioned letter will be considered, whether or not as a result of non-conformity with the objectives of the "Run-Off" plan.

     The utilized balance of the special line of credit of the Bank of Israel
     (not including accrued interest) was NIS 1,028 million as at December 31,
     2005 (compared with NIS 1,389 million as at December 31, 2004).

     THE COMPONENTS OF THE RUN-OFF PLAN

     The principal components of the "Run-Off" plan that was approved by the
     Bank's Board of Directors are a supervised sale of the Bank's assets by the end of the plan period and a significant reduction in manpower and in operating expenses, subject to the continued granting of the special line of credit by the Bank of Israel. As a part of this process the Bank also implemented an extensive and detailed efficiency plan.

     In accordance with the "Run-Off" plan and the efficiency plan implemented by the Bank, the Bank refrains from granting new credit and concentrates its activities on collecting the existing credit.

                                     F - 8

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     As part of the implementation of its plans, the Bank has significantly reduced or completely discontinued the following activities: foreign currency and foreign trade activity, maintenance of a dealing room (for customers), maintenance of current accounts and securities accounts, processing grants, operating cash and clearing facilities (independently)
     and credit cards. The Bank also refrains from accepting new deposits and it has recently stopped (subject to certain exceptions) renewing existing deposits that reach maturity.

     The reduction in the Bank's operations was also accompanied by a reduction in the Bank's staff.

     On July 26, 2005 the Bank's Board of Directors discussed a document that had been prepared regarding the extension of the "Run-Off" plan. In light of the document's conclusion regarding the advantages of extending the plan, the Board of Directors approved extension of the plan until July 31,
     2008. The Bank's Board of Directors also decided on the same occasion that due to the reduction in the Bank's activity according to the "Run-Off" plan and the date to which the plan was extended, the Bank would notify the
     Governor of the Bank of Israel that it agrees that its banking license be restricted in a manner that reflects its reduced activity as derived from the "Run-Off" plan, including the non-acceptance of new deposits and the non-renewal of existing deposits that have reached maturity, and to the restricted license specifying that it is valid until the end of the plan
     (July 31, 2008) after which the Bank will no longer have a license. The
     Bank's agreement to the restriction of its license and limiting its validity was also noted in the decision of the Ministerial Committee for
     Social and Economic Affairs regarding extension of the Run-Off plan and also in the notice of the Governor of the Bank of Israel regarding extension of the special line of credit, as described above.

     In his letter from January 29, 2006 the Bank was notified by the Governor of the Bank of Israel as follows:

          >    The banking license the Bank received on June 4, 1989 will be restricted so that the Bank cannot engage in any business it did not engage in prior to the date of the license (until the date of the license the Bank engaged in financing investments) and without derogating from the generality of the aforementioned, the
               Bank will not receive new deposits and will not renew deposits reaching their current date of maturity, other than from the shareholders.

          >    The Bank's banking license will be revoked as from August 1,
               2008.

     The ability of the Bank to repay its liabilities is contingent upon the continuation of the special line of credit from the Bank of Israel and implementation of the decision of the Ministerial Committee for Social and
     Economic Affairs regarding the "Run-Off" plan.

     The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed when the Bank ceases operating as a banking entity.

     B.   DEFINITIONS

     In these financial statements -

     ADJUSTED AMOUNT - The nominal historical amount adjusted to the effect of the changes in the general purchasing power of the Israeli currency in accordance with the opinions of the Institute of Certified Public
     Accountants in Israel.

                                     F - 9

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     B.   DEFINITIONS (CONT'D)

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

     In October 2001 the Israel Accounting Standards Board published Accounting
     Standard No. 12, "Discontinuance of Adjustment of Financial Statements".
     Pursuant to this standard and in accordance with Accounting Standard No. 17 that was published in December 2002, the adjustment of financial statements will be discontinued as atJanuary 1, 2004. Until December 31, 2003, the
     Bank continued to prepare adjusted financial statements in accordance with the directives of the Supervisor of Banks, on the basis of the principles of the Opinion No. 36 of the Institute of Certified Public Accountants in
     Israel. The adjusted amounts presented in the financial statements as at
     December 31, 2003 are the basis for the financial statements in reported amounts. Any additions made during the period are included according to their nominal values.

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

                                     F - 10

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     C.   FINANCIAL STATEMENTS IN REPORTED AMOUNTS (CONT'D)

     COMPARATIVE DATA

     STATEMENT OF INCOME - In light of the significance attributed by the
     Supervisor of Banks to the income and expenses from financial instruments that are included in the operating results of banking entities, and so that the readers of the financial statements will be able to examine the annual data for 2004 in comparison with the data for 2003 (hereinafter - the comparative financial statements), the Supervisor of Banks issued transitional directives regarding the financial statements of 2004 in reported amounts. In accordance with these transitional directives the statements of income for the years ended December 31, 2005 and 2004 were prepared in reported amounts, as provided in Standard 12 of the Israel
     Accounting Standards Board regarding discontinuance of the adjustment of financial statements.

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

                                     F - 11

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
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

                                       DECEMBER 31                            RATE OF CHANGE DURING
                         -------------------------------------             ----------------------------
                          2005            2004            2003            2005        2004         2003
                         -----           -----           -----            ----        ----         ----
                                                                            %           %            %
                                                                           ---        ----         ----

Representative
 exchange rate
 of US$1
 (in NIS)                4.603           4.308           4.379             6.8        (1.6)        (7.6)

CPI in points
 for:
 December                185.0           180.7           178.6             2.4         1.2         (1.9)

 November                185.4           180.6           178.9             2.7         1.0         (2.0)

     F.   SECURITIES

     In accordance with the directives of the Supervisor of Banks securities are to be classified into three groups, and principles of measurement were provided for each group as follows:

     HELD-TO-MATURITY DEBENTURES

     Such debentures are stated at their adjusted value as at balance sheet date. Such value represents the par value plus linkage increments and interest accrued since acquisition. It also includes the unamortized discount or premium, generated upon acquisition. Income from held-to-maturity debentures is recognized on the accrual basis.

     AVAILABLE-FOR-SALE SECURITIES

     Such securities are stated at their fair value. Income therefrom is recognized on the accrual basis. The difference between the fair value and adjusted value of available-for-sale securities, net of the related tax effect, is recorded as a capital reserve. Non-marketable shares are stated
     at their reported cost.

                                     F - 12

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     F. SECURITIES (CONT'D)

     SECURITIES FOR TRADING

     Such securities are stated at their fair value, and income resulting from such adjustment is recognized on a current basis. The fair value of securities for trading is determined based on their stock market prices as at balance sheet date.

     IMPAIRMENT IN VALUE OF INVESTMENTS

     From time to time the bank examines whether there has been an impairment in the value of its investments in securities which is not of a temporary nature. This examination is performed when there are signs that may indicate the possibility of an impairment in the value of an investment, including a decline in their stock market prices, the business of the investee, the industry in which the investee operates and additional parameters. Provisions for the adjustment in value of these investments, which in accordance with the opinion of the Management are based on an examination of the overall relevant aspects and the significance of each, and which are not of a temporary nature, are recorded in the statement of income.

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
     In accordance with the aforementioned requirements, a portion of the general allowance, as at December 31, 1991, equal to 1% of the total debt to which it was related at that date, is to be maintained in inflation adjusted values. According to a directive of the Supervisor of Banks the adjustment to inflation of the general allowance will be discontinued as at
     January 1, 2005.

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

                                     F - 13

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
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

     In his letters dated May 28, 2003 and August 21, 2003, the Supervisor of
     Banks exempted the Bank from the requirement to increase the supplementary allowance for doubtful debts in its financial statements as at March 31,
     2003 and June 30, 2003, in respect of deviations from the debt limits of an individual borrower and a borrower group and in respect of deviations from limits in respect of financing means of control in corporate entities.

     In his letter of November 26, 2003, the Supervisor of Banks announced that in light of the Government's decision on the affairs of the Bank, the
     Bank's plan to reduce its activity and the commitment of the Government to repay the special line of credit, which was granted to the Bank by the Bank of Israel and which is being used by the Bank to repay its liabilities to its depositors, he approves the following relief with respect to implementation of the Proper Banking Procedures:

     A.   As from the financial statements as at September 30, 2003 and thereafter, the Bank is exempt from increasing the supplementary allowance for doubtful debts in respect of deviations from debt limits of an individual borrower and a borrower group and deviations from debt limits in respect of financing means of control in corporate entities, and in respect of deviations from the limit of sector indebtedness.

     B.   The Bank is allowed to reduce the supplementary allowance it recorded in respect of the deviation from the aforementioned limits in the last quarter of 2002.

     C.   The Bank is allowed to reduce the supplementary allowance it recorded in the past in respect of the deviation from indebtedness of related parties.

     Accordingly, in the Bank's financial statements as at December 31, 2003, the Bank did not record a supplementary allowance for doubtful debts in respect of deviations from the aforementioned limits, and the supplementary allowance for doubtful debts in the amount of NIS 7.5 million that was included in the financial statements of the Bank on December 31, 2002 and thereafter, in respect of the deviation from these limits, was cancelled in the third quarter of 2003.

                                     F - 14

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
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

     The aggregate balance of the general allowance and the supplementary allowance for doubtful debts in accordance with the directives of the Bank of Israel, as at December 31, 2005, constitutes 3.81% of the credit to the public risk, which includes credit risk and off-balance sheet credit risk less credit covered by collateral that is allowed to be deducted for purposes of individual borrower and group of borrowers limitations
     (December 31, 2004 - 3.27%).

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

     I.   CONTINGENT LIABILITIES

     The accounting treatment of contingent legal claims is based on an opinion received by management of the Bank from its legal counsel, on which management of the Bank relies, which provides the probability of occurrence of the exposure to risk relating to contingent claims. The claims were classified in accordance with the probability ranges of occurrence of the exposure to risk as follows:

     1)   Probable - when the probability is over 70%.

     2)   Reasonably possible - when the probability is over 20% and less than or equal to 70%.

     3)   Remote - when the probability is less than or equal to 20%.

     There are cases in which a bank is allowed to state in the financial statements that in the opinion of the bank's management, based upon its legal counsel's opinion, it is unable to evaluate the probability of realization of the risk exposure to risk in respect of an ordinary claim and a claim that was certified as a class action, this in the four financial statements that are published after the filing of the claim and the request to have it certified as a class action.

     The Bank has provided disclosure with respect to material legal proceedings pending against the Bank.

     Note 20D provides disclosure regarding contingencies in respect of which the risk of occurrence of the exposure is not remote and for which no provision was made. The financial statements include appropriate provisions in respect of claims which in the opinion of management of the Bank will not be rejected or cancelled and the risk of their occurrence is probable.

                                     F - 15

                              The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

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

     In December 2002, the Bank, the General Federation of Labor and the Bank's
     employee committee signed a special collective agreement regarding a reduction in the number of the Bank's employees. According to this agreement some of the employees are entitled to a pension as from the date of termination of their employment. In respect of such employees, the Bank signed an agreement with a pension fund which arranges the payment of the pensions. In accordance with the agreements, on the date on which the employment of each such employee is terminated, the Bank deposits with the pension fund the amount required in order to purchase the pension rights for the employee. The Bank included a provision in respect of the anticipated cost of acquisition of the pension rights, as calculated in an opinion prepared by a pension expert.

     L.   DERIVATIVE FINANCIAL INSTRUMENTS

     Beginning with January 1, 2003, the Bank implements the directives of the
     Supervisor of Banks regarding derivative financial instruments and hedging activities that were provided in a circular issued by the Supervisor of
     Banks on January 1, 2001. The directives in the circular are based on the principles stipulated in U.S. Accounting Standard FAS 133. In accordance with these directives, beginning with January 1, 2003 the Bank presents all the derivative instruments, including certain derivative instruments embedded in other contracts, as assets or liabilities in the balance sheet and measures them according to fair value. The change in the fair value of a derivative instrument is recorded in the statement of income or included in the shareholders' equity as a component of other comprehensive income, according to the designated purpose of the instrument.

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

                                     F - 16

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     N.   TAXES ON INCOME

     The provision for taxes on the income of the Bank, which is defined as a
     "financial institution" for Value Added Tax (hereinafter - VAT) purposes, includes VAT on profit in accordance with the Value Added Tax Law. VAT levied on salaries paid by financial institutions is included in the statement of income under "Salaries and related expenses". In the years
     2002 through 2005, "Salaries and related expenses" included a provision in respect of salary VAT receivable, due to losses for purposes of VAT on profit.

     O.   STATEMENT OF CASH FLOWS

     Cash flows from activity in assets and liabilities are presented net, except for securities, fixed assets, investments in affiliates, capital notes and debentures. "Cash", for purposes of the cash flow statement, includes cash balances and cash deposits with banks for an initial period not exceeding three months.

     P.   USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of income and expenses during the reported period. Actual results may differ from such estimates.

     Q.   EARNINGS PER SHARE

     Earnings per share have been computed on the basis of the number of outstanding participating shares, which remained unchanged during the reported years. In view of the fact that the share capital of the Bank is composed of several classes of shares, a situation which does not allow for a fair comparison of the per share data of the various classes of shares, and as certain of these classes of shares are linked to the US dollar while other classes participate in earnings on an equal basis with the linked shares, the per share earnings data is given in relation to an amount which equals US$1 of the par value of the shares, according to the basic exchange rate to which they are linked. See T(2) hereunder regarding Accounting
     Standard No. 21 "Earnings per Share", which will apply to financial statements for periods beginning on January 1, 2006 and thereafter.

     R.   IMPAIRMENT OF ASSETS

     In February 2003, the Israel Accounting Standards Board issued Accounting
     Standard No. 15, which deals with the impairment in value of assets. The standard stipulates the procedures to be implemented by the corporation in order to ensure that its assets are not presented at amounts higher than their recoverable value. Such value is the higher of the net selling price and the present value of the estimated future cash flows expected to be generated from the use and disposal of the asset. The Standard also stipulates principles of presentation and disclosure regarding assets which have been impaired. The Standard is effective as regards financial statements for periods beginning on January 1, 2003.

                                     F - 17

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     S.   BUSINESS SEGMENTS

     In accordance with an approval received from Bank of Israel, the Bank is not required to report according to business segments.

     T.   DISCLOSURE OF THE EFFECT OF NEW ACCOUNTING STANDARDS IN THE PERIOD
          PRIOR TO THEIR APPLICATION

     1.   In August 2005 the Israel Accounting Standards Board published
          Accounting Standard No. 22, "Financial Instruments: Disclosure and
          Presentation". The standard provides rules for presenting financial instruments in the financial statements and specifies the proper disclosure required in respect thereto. Furthermore, the standard provides the method for classifying financial instruments as financial liabilities and as shareholders' equity, for classifying the interest, dividends, losses and gains related to them and the circumstances for offsetting financial assets and financial liabilities. The new standard will apply to financial statements for periods beginning on
          January 1, 2006 or thereafter.

          The standard provides that it is to be adopted on a prospective basis.
          The comparative data presented in the financial statements for periods beginning on the date the standard comes into effect will not be restated.

          Following implementation of the standard, as from January 1, 2006 preference shares of classes C, CC and CC1 that are included in the shareholders' equity will be reclassified as liabilities in respect of profit-participating preference shares. Following this
          reclassification, the Bank's shareholders' equity will decrease as at
          January 1, 2006 by the amount of NIS 204.1 million and will become a shareholders' deficit in the amount of NIS 7.0 million.

     2.   In February 2006 the Israel Accounting Standards Board published
          Accounting Standard No. 21, "Earnings per Share" (hereinafter - the
          Standard). The Standard provides that an entity should calculate basic earnings per share with respect to the earnings or loss attributable to the ordinary shareholders of the reporting entity and that the entity should calculate basic earnings per share with respect to the earnings or loss from continuing operations attributable to the ordinary shareholders of the reporting entity if such earnings or loss is presented. The basic earnings per share will be calculated by dividing the earnings or loss attributable to the ordinary shareholders of the reporting entity (the numerator) with the weighted average number of ordinary shares outstanding (the denominator) during the period. In order to calculate the diluted earnings per share an entity will adjust the earnings or loss attributable to the ordinary shareholders of the reporting entity, and the weighted average number of outstanding ordinary shares in respect of the effects of all the dilutive potential ordinary shares. The Standard will apply to financial statements for periods beginning on January 1, 2006 or thereafter. The instructions of the Standard regarding earnings per share are to be implemented retroactively on comparative data for prior periods. As mentioned in Q above, the per share earnings data is given in relation to an amount which equals US$1 of the par value of the shares, according to the basic exchange rate to which they are linked. After implementation of the Standard the earnings per share will be calculated per an ordinary share and not per the dollar par value of the shares.

                                     F - 18

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     T.   DISCLOSURE OF THE EFFECT OF NEW ACCOUNTING STANDARDS IN THE PERIOD
          PRIOR TO THEIR APPLICATION (CONT'D)

     3.   In September 2005 the Israel Accounting Standards Board published
          Accounting Standard No. 24, "Share-Based Payments". The standard requires that share-based payment transactions, including transactions with employees or other parties that are to be settled by equity instruments, cash or other assets, be recognized in the financial statements. In accordance with the standard, share-based payment transactions in which goods or services are received will be recognized at their fair value.

          Furthermore, the standard provides various disclosure requirements regarding the nature and extent of the share-based payment arrangements that existed during the period, and regarding the method by which the fair value of such arrangements was determined. The standard will apply to financial statements for periods beginning as from January 1, 2006 but early implementation is recommended.

          Adoption of the standard is not anticipated to have an effect on the financial statements of the Bank.

NOTE 2 - CASH AND DEPOSITS WITH BANKS

                                                 DECEMBER 31   DECEMBER 31
                                                    2005         2004
                                                   -----        -----
                                                 REPORTED     REPORTED
                                                  AMOUNTS      AMOUNTS
                                                   -----        -----
                                               NIS MILLIONS  NIS MILLIONS
                                                   -----        -----

Cash and deposits with Bank of Israel (1)           12.8         12.6
Deposits with commercial banks (2)                  48.4         90.0
Deposits in special banking corporations            11.7         15.3
                                                   -----        -----

Total                                               72.9        117.9
                                                   =====        =====

Including cash, deposits with Bank of Israel
 and with banks for an initial period not
 exceeding three months                             53.4         95.4
                                                   =====        =====

(1)  This serves as collateral for deposits received from the Bank of Israel -
     see Note 16 below.

(2)  As to pledge on deposits with commercial banks - see Note 16 below.

                                     F - 19

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 3 - SECURITIES

A.   COMPOSITION

                                                DECEMBER 31, 2005
                            ----------------------------------------------------------
                                                NON-REALIZED    NON-REALIZED
                                                 GAINS FROM      LOSSES FROM
                           CARRYING  ADJUSTED   ADJUSTMENTS TO  ADJUSTMENTS TO    FAIR
                            VALUE    VALUE (1)   FAIR VALUE       FAIR VALUE    VALUE (2)
                            -----    ---------   ----------       ----------     -----
                                                REPORTED AMOUNTS
                            ----------------------------------------------------------
                                                  NIS MILLIONS
                            ----------------------------------------------------------

AVAILABLE-FOR-
 SALE SECURITIES

Other debentures             2.6         2.6              -            -           2.6
Shares of others            60.6        54.5            6.1            -      (3) 60.6
                            ----        ----        -------         ----      --------
Total available-
 for-sale securities        63.2        57.1        (4) 6.1            -          63.2
                            ----        ----        -------         ----      --------

Total securities            63.2        57.1            6.1            -      (3) 63.2
                            ====        ====        =======         ====      ========

                                                 DECEMBER 31, 2004
                          --------------------------------------------------------------
                                                NON-REALIZED   NON-REALIZED
                                                 GAINS FROM    LOSSES FROM
                          CARRYING    ADJUSTED  ADJUSTMENTS   ADJUSTMENTS TO       FAIR
                           VALUE      VALUE (1) TO FAIR VALUE   FAIR VALUE       VALUE (2)
                          -------      -------     -------      -------          -------
                                                 REPORTED AMOUNTS
                          --------------------------------------------------------------
                                                   NIS MILLIONS
                          --------------------------------------------------------------

AVAILABLE-FOR-
 SALE SECURITIES
Other debentures              3.7          3.6         0.1            -              3.7
Shares of others             56.3         56.1         0.6         (0.4)         (3)56.3
                          -------      -------     -------      -------          -------
Total available-
 for-sale securities         60.0         59.7      (4)0.7      (4)(0.4)            60.0
                          -------      -------     -------      -------          -------

Total securities             60.0         59.7         0.7         (0.4)         (3)60.0
                          =======      =======     =======      =======          =======

     (1)  In the case of shares - cost less provision for impairment in value, where required.

     (2)  Fair value data are based, generally, on stock market prices, which do not necessarily reflect the price which would be received on the sale of a large quantity of shares.

     (3)  Includes shares, the fair value of which is not readily determinable, which are stated at cost in the amount of NIS 29.6 million (December
          31, 2004 - NIS 30.5 million).

     (4)  Included in shareholders' equity in the category "adjustment from presentation of available-for-sale securities at fair value".

     B.   See Note 4E regarding the classification of a customer's debt to the securities item.

     NOTE: For detail regarding results of investments in debentures - see Note
           22E, and for detail regarding results of investments in shares - see
           Note 24.

                                     F - 20

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (1)

     A.   COMPOSITION

                                                DECEMBER 31     DECEMBER 31
                                                   2005            2004
                                                 -------         -------
                                                    REPORTED AMOUNTS
                                                 -----------------------
                                              NIS MILLIONS    NIS MILLIONS
                                                 -------         -------

Credit                                           7,738.3         8,062.1
General and supplementary allowances for
 doubtful debts (1)                                 57.6            68.7
                                                 -------         -------

Total                                            7,680.7         7,993.4
                                                 =======         =======

     B.   CREDIT TO THE PUBLIC INCLUDES:

     1.   CREDIT TO PROBLEMATIC BORROWERS (2) WHICH ARE NOT INCLUDED IN THE
          AGRICULTURAL SECTOR AND ARE NOT LOCAL AUTHORITIES

                                                                           DECEMBER 31     DECEMBER 31
                                                                              2005            2004
                                                                              -----          -----
                                                                                REPORTED AMOUNTS
                                                                              --------------------
                                                                          NIS MILLIONS   NIS MILLIONS
                                                                              -----          -----

a.   Non-income bearing credit to problematic borrowers -
     Unlinked Israeli currency                                                180.3          296.7
     Israeli currency linked to the CPI                                        27.9           20.2
     Denominated in or linked to foreign currency                              22.0           49.9
                                                                              -----          -----
                                                                              230.2          366.8
                                                                              =====          =====

b.   Credit restructured during the year, without waiver of income -
     Unlinked Israeli currency                                                 47.5           40.3
     Israeli currency linked to the CPI                                        18.1           25.3
     Denominated in or linked to foreign currency                              19.9           19.0

c.   Credit to borrowers regarding which there is an as-yet
     unimplemented Management decision to restructure
     their debt                                                                 9.2           17.6

d.   Credit temporarily in arrears                                             60.5          114.5
     Interest income recorded in respect thereof                                6.1            9.6

e.   Credit under special supervision                                         221.3          293.2

     (1)  The specific allowance for doubtful debts was deducted from the relevant credit categories.

     (2)  The balance of problematic debts, less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations.

                                     F - 21

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
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

     -    Kibbutzim will assign part of their rights in land to the Israel Lands
          Administration. Upon each Kibbutz joining the arrangement, its land, which was found in the land survey to have an alternative value compared to agricultural use, will revert to the Israel Lands
          Administration, without attaching to it an obligatory price tag. A caveat is to be registered in favor of the banks with respect to such land. In the future, when the land is sold, part of the net proceeds to be received, which represents the value of the original rights of the Kibbutz in the land, will be paid over to the banks and the
          Government in proportion to their share in the writing-off of the debt, as stated above. The funds transferred by the Government for the purpose of the writing-off of the debts of each Kibbutz, as stated
          above, are conditional upon the consent of each individual Kibbutz to the said arrangement and its subsequent joining as a party to the supplementary arrangement, including the reversion of the land to the
          Israel Lands Administration. The abovementioned payments will be made in five annual installments: the first - an immediate payment and the remaining payments to be linked to the CPI with annual interest at a rate of 1.5%.

                                     F - 22

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
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

          Composition of the credit to the agricultural sector:

                                                                   DECEMBER 31    DECEMBER 31
                                                                      2005           2004
                                                                      -----          -----
                                                                        REPORTED AMOUNTS
                                                                      --------------------
                                                                  NIS MILLIONS    NIS MILLIONS
                                                                      -----          -----

Kibbutzim (including regional enterprises and organizations)          245.0          278.3
Moshavim                                                                9.2           13.2
                                                                      -----          -----
Total credit for kibbutzim and moshavim                               254.2          291.5

Private agriculture                                                     2.5            2.7
                                                                      -----          -----

Total credit to the agricultural sector                               256.7          294.2
                                                                      =====          =====

                                     F - 23

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     B.   CREDIT TO THE PUBLIC INCLUDES: (CONT'D)

     2.   CREDIT TO THE AGRICULTURAL SECTOR (CONT'D)

     THE CREDIT (1) TO THE AGRICULTURAL SECTOR (2) INCLUDES:

                                                                       DECEMBER 31     DECEMBER 31
                                                                          2005           2004
                                                                         -----           -----
                                                                           REPORTED AMOUNTS
                                                                         ---------------------
                                                                     NIS MILLIONS    NIS MILLIONS
                                                                         -----           -----

a. Non-income bearing loans to problematic borrowers -
   Unlinked Israeli currency                                               2.0               -
   Israeli currency linked to the CPI                                     34.5            33.4
   Denominated in or linked to foreign currency                            0.3               -
                                                                         -----           -----
                                                                          36.8            33.4
                                                                         =====           =====
b. Restructured credit to borrowers-

   1. Credit restructured during the current
       year with waiver of income -
      Israeli currency linked to the CPI                                   9.9            12.3
      Average repayment period (years)                                     4.0             4.5
      Expected interest margin from the credit                               2%              2%

   2. Credit restructured in prior years
       with waiver of income -
      Israeli currency linked to the CPI                                   2.5             9.5

c. Credit to borrowers in respect of which
    there is an as-yet unimplemented
    management decision to restructure their debt                          4.3             6.7

d. Credit temporarily in arrears                                           3.7             3.4
   Interest income recorded in the income statements
    in respect thereof                                                     0.3             0.2

e. Credit under special supervision                                       61.5            60.6

f. Credit not included in above credit to problematic borrowers          138.0           168.3
   Interest income recorded in the income statements in respect
    thereof                                                               10.0             9.7

     (1)  The balance of problematic debts less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations.

     (2)  Including industrial enterprises and other organizations related to the Kibbutz sector.

                                     F - 24

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     B.   CREDIT TO THE PUBLIC INCLUDES: (CONT'D)

     3.   CREDIT TO LOCAL AUTHORITIES

     Following is the composition of credit to local authorities:

                                                                       DECEMBER 31     DECEMBER 31
                                                                           2005           2004
                                                                       ------------   ------------
                                                                             REPORTED AMOUNTS
                                                                       ---------------------------
                                                                       NIS MILLIONS   NIS MILLIONS
                                                                       ------------   ------------

Balance of credit to local authorities at
 balance sheet date                                                         9.9         13.1

CREDIT (1) GRANTED TO LOCAL AUTHORITIES INCLUDES:

a.  Credit restructured during the year without waiver
     of income - CPI linked                                                   -          1.9

b.  Credit not included in above credit to problematic borrowers            9.9         11.2
    Interest income recorded in income statements with respect of
     such credit                                                            0.9          0.8

     (1)  The balance of problematic debts less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations.

                                     F - 25

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     C.   ALLOWANCE FOR DOUBTFUL DEBTS

                                                                           2005
                                                           ------------------------------------
                                                         SPECIFIC     SUPPLEMENTARY
                                                        ALLOWANCE (1)  ALLOWANCE (2)      TOTAL
                                                           -----           -----          -----
                                                                     REPORTED AMOUNTS
                                                           ------------------------------------
                                                                       NIS MILLIONS
                                                           ------------------------------------

Balance of allowance at beginning of year                  714.4            69.6          784.0
                                                           -----           -----          -----

Current allowances                                          82.9               -           82.9
Reduction in allowances                                    (26.4)          (12.0)         (38.4)
Collection of debts written-off in previous years           (0.3)              -           (0.3)
                                                           -----           -----          -----
Amount charged to the income statement                      56.2           (12.0)          44.2
                                                           -----           -----          -----

Debts written-off                                          (95.3)              -          (95.3)
                                                           -----           -----          -----

Balance of allowance at end of year                        675.6            57.6          733.2
                                                           =====           =====          =====

Amount of allowance not deducted from credit
 to public                                                   1.0               -            1.0
                                                           -----           -----          -----

                                                                           2004
                                                           ------------------------------------
                                                          SPECIFIC     SUPPLEMENTARY
                                                        ALLOWANCE (1)  ALLOWANCE (2)      TOTAL
                                                           -----           -----          -----
                                                                     REPORTED AMOUNTS
                                                           ------------------------------------
                                                                       NIS MILLIONS
                                                           ------------------------------------

Balance of allowance at beginning of year                  732.5            78.5          811.0
                                                           -----           -----          -----

Current allowances                                          96.5             3.4           99.9
Reduction in allowances                                    (16.5)          (12.3)         (28.8)
Collection of debts written-off in previous years           (0.9)              -           (0.9)
                                                           -----           -----          -----
Amount charged to the income statement                      79.1            (8.9)          70.2
                                                           -----           -----          -----

Debts written-off                                          (98.1)              -          (98.1)
                                                           -----           -----          -----

Balance of allowance at end of year                        714.4            69.6          784.0
                                                           =====           =====          =====

Amount of allowance not deducted from credit
 to public                                                   0.9             0.9            1.8
                                                           -----           -----          -----

     (1)  Not including allowance for interest on non-income bearing loans.

     (2)  Including a general allowance in accordance with Bank of Israel directives in the total amount of NIS 38.9 million (as at December 31,
          2004 - NIS 38.9 million; as at December 31, 2003 - NIS 38.9 million).

                                     F - 26

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     C.   ALLOWANCE FOR DOUBTFUL DEBTS (CONT'D)

                                                                            2003
                                                            ------------------------------------
                                                          SPECIFIC     SUPPLEMENTARY
                                                         ALLOWANCE (1)   ALLOWANCE (2)     TOTAL
                                                            -----           -----          -----
                                                                      ADJUSTED AMOUNTS
                                                            ------------------------------------
                                                                       NIS MILLIONS
                                                            ------------------------------------

Balance of allowance at beginning of year                   617.3            82.4          699.7
                                                            -----           -----          -----

Current allowances                                          144.3             3.5          147.8
Reduction in allowances                                     (10.4)           (7.4)         (17.8)
                                                            -----           -----          -----
Amount charged to the income statement                      133.9            (3.9)      (3)130.0
                                                            -----           -----          -----

Debts written-off or transferred (see E hereunder)          (31.3)              -          (31.3)
Erosion and inflationary adjustments                         12.6               -           12.6
                                                            -----           -----          -----

Balance of allowance at end of year                         732.5            78.5          811.0
                                                            =====           =====          =====

Amount of allowance not deducted from credit
 to public                                                    1.5             0.9            2.4
                                                            -----           -----          -----

     (1)  Not including allowance for interest on non-income bearing loans.

     (2)  Including a general allowance in accordance with Bank of Israel directives in the total amount of NIS 38.9 million (as at December 31,
          2004 - NIS 38.9 million; as at December 31, 2003 - NIS 38.9 million).

     (3)  Amount of NIS 129.8 million was recorded in the statement of income in reported amounts.

                                     F - 27

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     D.   CLASSIFICATION OF BALANCES OF CREDIT TO THE PUBLIC (1) AND OFF-BALANCE
          SHEET CREDIT RISK (2) IN ACCORDANCE WITH THE SIZE OF THE CREDIT PER
          BORROWER

                                                        DECEMBER 31, 2005
                                             --------------------------------------
                                              NUMBER OF                      CREDIT
                                             BORROWERS (3)  CREDIT (1)      RISK (2)
                                             -------------  ----------      --------
AMOUNT OF CREDIT PER BORROWER                           REPORTED AMOUNTS
-----------------------------                --------------------------------------
NIS THOUSANDS                                            NIS MILLIONS
-----------------------------                --------------------------------------

Up to 10                                      114              1.0                -
From 10                 to 20                  87              1.2                -
From 20                 to 40                  43              1.2                -
From 40                 to 80                  63              3.4              0.2
From 80                 to 150                 40              4.3              0.2
From 150                to 300                 61             12.4              1.4
From 300                to 600                 81             32.6              2.4
From 600                to 1,200              102             87.1              5.3
From 1,200              to 2,000               63             94.0              6.0
From 2,000              to 4,000               63            161.9             13.6
From 4,000              to 8,000               45            232.9             12.0
From 8,000              to 20,000              25            283.1             43.4
From 20,000             to 40,000               6            143.1             11.4
From 40,000             to 200,000              5            275.1             99.3
From 3,200,000          to 6,405,000            1       (4)6,405.0                -
                                              ---          -------          -------

                                              799          7,738.3            195.2
                                              ===          =======          =======

     (1)  The credit is net of the specific allowances for doubtful debts.

     (2)  Credit risk relating to off-balance sheet financial instruments as computed for the purpose of individual borrower debt limitations.

     (3)  The number of borrowers is based on the total credit and credit risk.
          Borrowers that constitute one legal entity were grouped together.

     (4)  Credit secured by a guarantee of the State.

                                     F - 28

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     D.   CLASSIFICATION OF BALANCES OF CREDIT TO THE PUBLIC (1) AND OFF-BALANCE
          SHEET CREDIT RISK (2) IN ACCORDANCE WITH THE SIZE OF THE CREDIT PER
          BORROWER (CONT'D)

                                                         DECEMBER 31, 2004
                                              ---------------------------------------
                                               NUMBER OF                      CREDIT
                                              BORROWERS (3)  CREDIT (1)      RISK (2)
                                              -------------  ----------      --------
AMOUNT OF CREDIT PER BORROWER                           REPORTED AMOUNTS
-----------------------------                 ---------------------------------------
NIS THOUSANDS                                            NIS MILLIONS
-----------------------------                 ---------------------------------------

Up to 10                                        189              1.2                -
From 10                 to 20                   107              1.6                -
From 20                 to 40                    74              2.1              0.1
From 40                 to 80                    61              3.4              0.1
From 80                 to 150                   61              6.0              0.5
From 150                to 300                   84             17.8              0.8
From 300                to 600                   89             37.5              1.8
From 600                to 1,200                121            103.3              2.6
From 1,200              to 2,000                 82            121.7              6.6
From 2,000              to 4,000                 81            214.4             15.7
From 4,000              to 8,000                 58            305.2             10.4
From 8,000              to 20,000                35            428.2             16.5
From 20,000             to 40,000                12            248.4             71.5
From 40,000             to 200,000                8            404.0            129.6
From 3,200,000          to 6,167,300              1       (4)6,167.3                -
                                              -----          -------          -------

                                              1,063          8,062.1            256.2
                                              =====          =======          =======

     (1)  The credit is net of the specific allowances for doubtful debts.

     (2)  Credit risk relating to off-balance sheet financial instruments as computed for the purpose of individual borrower debt limitations.

     (3)  The number of borrowers is based on the total credit and credit risk.
          Borrowers that constitute one legal entity were grouped together.

     (4)  Credit secured by a guarantee of the State.

     E.   CUSTOMER'S DEBT RECLASSIFIED TO THE "SECURITIES" ITEM

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

     Beginning with June 30, 2003, these shares are included in the "Securities"
     item and from that date the changes in the market value of these shares are recorded in a capital reserve.

     In view of the inability of the customer to honor his debt, the Bank in the past classified this debt as non-income bearing and recorded the allowances required from such classification. The supplementary allowance for doubtful debts recorded in respect of the classification of the debt as non-income bearing was cancelled in 2005.

                                     F - 29

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 5 - CREDIT TO GOVERNMENTS

                                                         DECEMBER 31   DECEMBER 31
                                                            2005          2004
                                                            ----          ----
                                                          REPORTED      REPORTED
                                                          AMOUNTS        AMOUNTS
                                                            ----          ----
                                                        NIS MILLIONS  NIS MILLIONS
                                                            ----          ----

Deposits in foreign currency out of loans received          15.0          24.1
Amounts receivable in connection with exchange
 rate insurance of capital notes                            26.9          25.3
Credit to foreign governments                                6.9          10.9
Other credit                                                10.2          12.4
                                                            ----          ----

Total credit to governments                                 59.0          72.7
                                                            ====          ====

NOTE 6 - FIXED ASSETS

     A.   This item includes equipment, computers, furniture and motor vehicles as follows:

                                   AT        CHANGES DURING THE YEAR        AT
                                JANUARY 1   --------------------------  DECEMBER 31
                                  2005        ADDITIONS    DISPOSALS       2005
                              ------------  ------------  ------------  ------------
                                                REPORTED AMOUNTS
                              ------------------------------------------------------
                              NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                              ------------  ------------  ------------  ------------

Cost                              56.9           0.4            -         57.3
Accumulated depreciation         (55.0)         (1.1)           -        (56.1)
                                 -----                                   -----

Net book value                     1.9                                     1.2
                                 =====                                   =====

     B.   The average rate of depreciation is 28% (2004 - 31%).

                                     F - 30

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 7 - OTHER ASSETS

                                                        DECEMBER 31    DECEMBER 31
                                                           2005           2004
                                                           ----          ----
                                                         REPORTED       REPORTED
                                                          AMOUNTS       AMOUNTS
                                                           ----          ----
                                                       NIS MILLIONS  NIS MILLIONS
                                                           ----          ----

Excess of income tax advances over current
 provisions                                                 1.0           1.3
Prepaid expenses                                            2.5           3.6
Payroll VAT receivable                                      6.1           8.1
Sundry receivables and debit balances                       2.5           2.1
Debit balances in respect of derivative financial
 instruments                                                3.5          10.9
                                                           ----          ----

Total other assets                                         15.6          26.0
                                                           ====          ====

NOTE 8 - PERPETUAL DEPOSITS WITH THE ISRAELI TREASURY

                                                                     DECEMBER 31    DECEMBER 31
                                                                        2005            2004
                                                                        -----          -----
                                                                       REPORTED       REPORTED
                                                                       AMOUNTS        AMOUNTS
                                                                        -----          -----
                                                                   NIS MILLIONS    NIS MILLIONS
                                                                        -----          -----

Deposit in respect of the "C", "CC" and "CC1" non-redeemable
 participating preference shares linked to the U.S. dollar (B)          316.4          308.0

Deposit in respect of the "D" redeemable non-participating
 preference shares linked to the U.S. dollar (C)                        116.6          113.6

Deposit in respect of the "DD" redeemable non-participating
 preference shares linked to the U.S. dollar (C)                        395.2          384.9
                                                                        -----          -----

Total perpetual deposits with the Treasury                              828.2          806.5
                                                                        =====          =====

                                     F - 31

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 8 - PERPETUAL DEPOSITS WITH THE ISRAEL TREASURY (CONT'D)

     A.   On May 6, 1996, an agreement was signed between the Bank and the
          Treasury of the State of Israel regarding changes in the method of computing the linkage on perpetual deposits, which the Bank had deposited with the Israeli Treasury with respect to the Bank's preference shares (C, CC, CC1, D, and DD).

          Until the signing of the agreement the aforementioned deposits were linked to the exchange rate of the dollar. In addition, the deposits bear dollar-linked interest at a rate, which, after the payment of VAT on profit imposed on the Bank's earnings (which is paid to the Bank by the Treasury of the State of Israel), leaves the Bank with an amount comprising net interest at a rate of 7.5% per annum, the same as the dividend the Bank used to pay on the aforementioned preference shares.
          Pursuant to an Order of the Income Tax Authorities, the interest and linkage differentials paid on the deposits are exempt from tax, except for VAT on profit on the interest. The deposits will be repaid to the
          Bank at the time of the redemption of the relevant shares or upon liquidation of the Bank.

          Pursuant to the deposit agreements, the aforementioned interest will be paid to the Bank on the payment dates of the dividends on the aforementioned preference shares. According to the agreement signed on
          May 6, 1996, the deposits have become, in effect, linked to the CPI, with retroactive effect from October 1, 1987. However, in no case shall their amount be less than their dollar value as computed prior to the date of the agreement. Namely, the linkage on the deposits as at October 1, 1987 is based on the CPI or the dollar, whichever is higher. The interest continues to be computed based on a dollar calculation.

          The deposit agreements do not explicitly state what will happen to the interest on the perpetual deposits in the period during which the Bank is prevented from distributing the aforementioned dividends on the aforementioned preference shares, and whether the interest will accrue and be paid when the Bank pays the accrued preferred dividends in arrears or upon liquidation. The Bank's Board of Directors reached the conclusion that the interest, which is not claimed due to the non-payment of the dividend, would accrue to the Bank's credit and, accordingly, upon liquidation, it would become part of the liquidation assets. The amount of the accrued interest, which has not yet been drawn as above, totals NIS 141.8 million and is not recorded in the financial statements. This amount is equal to the amount of the accrued dividend in arrears, which is also not recorded in the financial statements. See Note 15F for further details regarding the discontinued distribution of dividend and the requests made to the
          Ministry of Finance and the Government Companies Authority with respect to the above matter as well as regarding the legal proceedings being held on this matter.

          Concurrent with the signing of the above-mentioned agreement, the
          Bank's Articles of Association were amended in May 1996. According to the amendment, one ordinary "B" share out of the total number of ordinary "B" shares was converted into an ordinary "B1" share
          (presently held by the State of Israel). The holder of the ordinary
          "B1" share is entitled to receive, upon liquidation of the Bank, the difference, if any, arising from the change in the method of computing the linkage of the said deposits, as discussed above. However, the right attached to the ordinary "B1" share ranks after the settlement in full of all amounts due in the present and future to creditors of the Bank, and after repayment of the paid-up share capital to the holders of the Bank's preferred ordinary shares, ordinary "A" shares and ordinary "B" shares and after repayment of the paid-up share capital, including linkage differentials, to the holders of the Bank's linked preferred shares of the "C", "CC", "CC1", "D" and "DD" classes, in accordance with the Bank's Articles of Association.

                                     F - 32

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
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

          This aforementioned increase of NIS 279.6 million in shareholders'
          equity was reflected in the statement of shareholders' equity under the item of "change in capital due to change in rights of "B1"
          ordinary share". Out of the above-mentioned amount, NIS 106.7 million, relating to differences in respect of the participating shares, was credited to the "accumulated difference on translation of dollar linked deposits", which was also not included in the financial statements. The rest of the increase in capital, in the amount of NIS
          172.9 million, which relates to deposits in respect of
          non-participating shares, was credited to the "accumulated difference on translation of CPI linked deposits".

     B.   As noted, up to May 6, 1996, the above-mentioned deposits were linked to the dollar. The difference which arose up to May 6, 1996, between the adjustment of the deposit on the basis of the dollar linkage, in respect of the participating, preference "C", "CC" and "CC1" shares, which are also dollar-linked, and the adjustment thereof to the CPI, was credited in the statement of shareholders' equity to "accumulated difference on translation of dollar linked deposits."

     C.   Up to May 6, 1996, the above-mentioned deposits were linked to the dollar. The difference which arose up to May 6, 1996, between the adjustment of the deposit on the basis of the dollar linkage in respect of the non-participating preference "D" and "DD" shares, which do not constitute shareholder's equity and which are also linked to the dollar, and the adjustment of the above-mentioned deposit to the
          CPI, was recorded in the statement of income, as was recorded the difference arising from the liabilities in respect of these shares. As a result of signing the above-mentioned agreement, differences arose from the date of signing between the adjustment of the deposits with the Treasury (linked to the higher of the CPI or the dollar), and the adjustment of the non-participating dollar-linked preference shares.
          Such differences are recorded in the statement of shareholder's equity under "accumulated difference on translation of CPI linked deposits."

NOTE 9 - DEPOSITS OF THE PUBLIC

                                     DECEMBER 31     DECEMBER 31
                                        2005            2004
                                        -----          -----
                                      REPORTED       REPORTED
                                       AMOUNTS        AMOUNTS
                                        -----          -----
                                    NIS MILLIONS   NIS MILLIONS
                                        -----          -----
On-demand deposits                       27.0           42.0
Fixed-term and other deposits           124.2          301.7
Savings deposits                         27.0           61.6
                                        -----          -----

Total deposits from the public          178.2          405.3
                                        =====          =====

                                     F - 33

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 10 - DEPOSITS OF BANKS

                                                          DECEMBER 31       DECEMBER 31
                                                             2005              2004
                                                            -------          -------
                                                           REPORTED         REPORTED
                                                            AMOUNTS          AMOUNTS
                                                            -------          -------
                                                         NIS MILLIONS       NIS MILLIONS
                                                            -------          -------

Fixed-term deposits                                            15.1             24.1
Special line of credit from the Bank of Israel (1)          1,033.7          1,403.9
                                                            -------          -------

Total deposits of banks                                     1,048.8          1,428.0
                                                            =======          =======

     (1)  See Note 16 regarding a pledge provided as security for credit received from the Bank of Israel.

NOTE 11 - PERPETUAL DEPOSIT

     This deposit of the Israeli Treasury is unlinked and is convertible at any time, at the request of the Israeli Treasury, into ordinary "B" shares of the Bank, at their par value.

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

NOTE 12 - CAPITAL NOTES

     This series of capital notes of a par value of $ 49,976,000 bears interest at the rate of 7.5% per annum and was due on December 31, 1998. The terms of the above capital notes provide that the redemption date of notes for which the holders did not give notice of their intention to redeem, will be deferred by an additional 18 months each time. Over the last seven years, notes of a par value of $ 44,141,755 were redeemed. Accordingly, the balance of notes still outstanding as at December 31, 2005 amounts to $
     5,834,245 which constitute NIS 26.9 million (December 31, 2004 - $
     5,875,000 which constitute NIS 25.3 million). The next redemption date for the capital notes is June 30, 2006. The Bank is entitled to redeem the unredeemed capital notes at a premium of 5%. See Note 5 regarding amounts receivable with respect to exchange rate insurance on the capital notes.

                                     F - 34

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 13 - OTHER LIABILITIES

                                                                           DECEMBER 31   DECEMBER 31
                                                                              2005          2004
                                                                              ----          ----
                                                                            REPORTED      REPORTED
                                                                            AMOUNTS       AMOUNTS
                                                                              ----          ----
                                                                         NIS MILLIONS   NIS MILLIONS
                                                                              ----          ----

Excess of provision for severance pay and pensions over
 amounts funded (see Note 17)                                                 27.1          26.8

Provision for vacation pay, long-service
 bonus and unutilized sick leave (see Note 17)                                 5.4           5.7

Prepaid income                                                                 1.9           1.3

Credit balances in respect of derivative financial instruments                 0.5           2.5

Allowance for doubtful debts in respect of an off-balance sheet item           1.0           0.9

Sundry creditors and credit balances                                          20.5          19.6
                                                                              ----          ----

Total other liabilities                                                       56.4          56.8
                                                                              ====          ====

NOTE 14 - NON-PARTICIPATING SHARES

     A.   COMPOSITION:

                                                         DECEMBER 31     DECEMBER 31
                                                            2005            2004
                                                            -----          -----
                                                          REPORTED        REPORTED
                                                           AMOUNTS        AMOUNTS
                                                            -----          -----
                                                        NIS MILLIONS    NIS MILLIONS
                                                            -----          -----

"B" ordinary shares                                             -              -
"D" preference shares linked to the US dollar (1)            75.3           70.4
"DD" preference shares linked to the US dollar (1)          255.0          238.7
                                                            -----          -----

Total non-participating shares                              330.3          309.1
                                                            =====          =====

     (1)  See Note 8 regarding a deposit with the Israeli Treasury in respect of non-participating preference shares.

                                     F - 35

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 14 - NON-PARTICIPATING SHARES (CONT'D)

     B.   ADDITIONAL DATA REGARDING THE NON-PARTICIPATING SHARES AND THE
          PRINCIPAL RIGHTS ATTACHED THERETO (THE AMOUNTS ARE IN NOMINAL VALUES)

                                                                  AUTHORIZED           ISSUED AND PAID
 NUMBER                                                              ----            --------------------
OF SHARES       CLASS OF SHARES                                      2005            2005            2004
---------       ---------------                                      ----            ----            ----
                                                                     NIS              NIS             NIS
                                                                     ----            ----            ----

135,399        "B" ordinary shares of NIS 0.1
                each                                                13,539.9        13,489.9        13,489.9

164,000         7.5% cumulative "D" preference
                shares of NIS 0.03 each, linked to the
                US dollar at the rate of
                $1 = NIS 0.0003, redeemable
                at a premium of 5 5/8%
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

                                     F - 36

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 15 - SHAREHOLDERS' EQUITY

     A.   The share capital is composed of registered shares, which are traded on the Tel-Aviv Stock Exchange. The following are details regarding the nominal value of the share capital and the principal rights attached thereto:

                                                                             AUTHORIZED          ISSUED AND PAID
 NUMBER                                                                         ----           --------------------
OF SHARES                 TYPE OF SHARES                                        2005           2005            2004
---------                 --------------                                        ----           ----            ----
                                                                                 NIS            NIS             NIS
                                                                                ----           ----            ----

16,000                    "A" ordinary shares of NIS 0.1
                           each                                               1,600        (*)1,510        (*)1,510

1                         "B1" ordinary share of
                           NIS 0.1                                                0.1      (*)    0.1      (*)    0.1

1,000,000                 8% cumulative participating
                          preferred ordinary shares of
                          NIS 0.001 each                                      1,000           1,000           1,000

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

                                     F - 37

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 15 - SHAREHOLDERS' EQUITY (CONT'D)

     B.   Following are details on the annual dividend:

     The last quarterly dividend that was paid by the Bank on the preference shares was in respect of the second quarter of 2002. No dividend was distributed in respect of the second half of 2002 and the years 2003, 2004 and 2005. See F below regarding the cessation of dividend distribution.

     C.   VOTING RIGHTS

     Only "A" class ordinary shares and ordinary preferred shares grant their holders the right to receive notification regarding general shareholders'
     meetings of the Bank, to participate and to vote in the general meetings of the Bank. Every "A" class ordinary share has 1000 votes and every ordinary preferred share has one vote.

     D.   RIGHT TO APPOINT DIRECTORS

     According to the Bank's Articles of Association, the Board of Directors is
     comprised of no less than 7 and no more than 15 directors. The directors of the Bank (except for the Chairman of the Board) are appointed solely by holders of "A" class ordinary shares. Every 1015 "A" class ordinary shares grant the right to appoint one director. The other shares in the Bank do not grant rights to appoint directors of the Bank. The appointment of external directors is done in accordance with an agreement that was signed in July 2001 between Bank Leumi le-Israel B.M., Leumi Industrial
     Development Bank Ltd., Poalim Trust Services Ltd., Bank Hapoalim B.M.,
     Israel Discount Bank Ltd. and the nominee company of Israel Discount Bank
     Ltd., and the decision of the Government from March 2001. In accordance with the aforementioned agreement and Government decision, one external director is appointed by the general meeting on account of the rights to appoint directors of the three banking groups that are party to the aforementioned agreement (as proposed by one of them and supported by the others) and an additional external director is appointed by the general meeting on account of the State's rights to appoint directors.

     The Chairman of the Board, who is the extra director (the fifteenth director), is appointed by all the other members of the Board who were appointed, as above, by the holders of "A" class ordinary shares.

     E.   RIGHTS TO RECEIVE A PREFERENCE DIVIDEND

     According to the Bank's Articles of Association, in the event that there are sufficient profits, the Bank shall first distribute a preferred dividend of 6% per annum (plus necessary adjustments due to linkage to the dollar) on the paid-in capital of "C" class preference shares, the paid in capital of "CC" class preference shares and the paid-in capital of "CC1"
     class preference shares, and of 7 1/2% per annum (plus necessary adjustments due to linkage to the dollar) on the paid-in capital of "D"
     class preference shares, and the paid-in capital of "DD" class preference shares, all dividends being pari-passu and pro-rata to the paid-in capital of the aforementioned shares, and then will distribute an 8% cumulative preferred dividend on the paid in capital of ordinary preferred shares.

                                     F - 38

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 15 - SHAREHOLDERS' EQUITY (CONT'D)

     F.   CESSATION OF DIVIDEND DISTRIBUTION

     The issued share capital of the Bank includes preference shares of classes
     C, CC, CC1, D, and DD to which the Bank used to pay quarterly 25% of the annual preferred dividend (the "quarterly dividend"). The Bank deposited the proceeds of issue of these preferred shares with the Israeli Treasury in perpetual deposits, which will be returned to the Bank only upon liquidation or for the purpose of redeeming the preference D and DD shares
     (hereinafter - the "perpetual deposits"). According to the deposit agreements, the interest on the perpetual deposits, at a rate of 7.5% (plus differentials of linkage to the dollar), is paid to the Bank on the payment dates of the dividends to the aforementioned preferred shares. The deposit agreements do not expressly stipulate how the interest on the perpetual deposits should be handled during periods in which the Bank is prevented from distributing dividends on these preferred shares, and whether the interest will accrue and be paid when the Bank pays the accrued preferred dividends in arrears or upon liquidation.

     According to the Companies Law - 1999 (hereinafter - "the Companies Law"), a company is entitled to distribute dividends only from its profits (as defined therein), on condition that there is no reasonable fear that such distribution would prevent the company from meeting its existing liabilities and its expected liabilities when they come due (hereinafter -
     the "repayment ability test"). Nevertheless, the Court is permitted to approve the distribution of a dividend not from the company's profits, if it is convinced that the company meets the "repayment ability test".
     According to the Directives of Proper Banking Procedures, the Supervisor of
     Banks prohibited distribution of dividends by a banking institution if, among other things, one or more of the last three calendar years ended in a loss, or the aggregate results of the three quarters ending on the last day of the interim period for which the last financial statements were issued reflected a loss.

     The Bank ended the years 2001 through 2003 with a loss, the year 2004 with earnings and the year 2005 with a loss. Commencing with the financial statements for the first quarter of 2002, the Bank had no profits from which it could distribute a dividend under the Companies Law.

     In accordance with the Bank's Articles it can distribute a dividend only out of earnings of the Bank. As from the second quarter of 2002 the Bank does not even have any nominal earnings.

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

                                     F - 39

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 15 - SHAREHOLDERS' EQUITY (CONT'D)

     F.   CESSATION OF DIVIDEND DISTRIBUTION (CONT'D)

     o    The possibility that the interest on the Bank's perpetual deposits with the Israeli Treasury will continue to accrue to the credit of the
          Bank even if not actually paid, as long as no dividend is distributed.

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

     In its reply dated March 13, 2003, the Ministry of Finance stated (among other things) that the monies paid on the perpetual deposits for purposes of distributing the dividend should be transferred to the Bank solely for purposes of redeeming the aforementioned redeemable preference shares
     (Classes D and DD), or upon liquidation. In order to clarify matters and to avoid doubt, the Bank once again petitioned the Ministry of Finance to confirm that it accepts the position of the Bank's Board of Directors as described above. Despite the reminders that were sent by the Bank on this matter, the requested clarification has still not been obtained. The Bank made further requests on this matter during 2004, but as yet has not received a satisfactory response. The Board of Directors has deliberated the matter of the dividend on the said preference shares several more times, and after taking into account all of the considerations and circumstances described above has decided to abide by its previous decision and to refrain from distributing any further dividend for the time being.

     From the date the Bank stopped paying the dividend on the aforementioned preferred shares, the State has stopped paying to the Bank the interest on its perpetual deposits.

     The accrued sum of the dividend, at the annual rate of 7.5%, in respect of the aforementioned preference shares (including a 1.5% participating dividend for C, CC and CC1 shares) that has not been paid since the Bank ceased paying the dividend amounts to NIS 141.8 million. This amount was not recorded in the financial statements and it is equal to the amount of the accrued interest on the perpetual deposits, which was also not recorded in the financial statements.

                                     F - 40

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 15 - SHAREHOLDERS' EQUITY (CONT'D)

     F.   CESSATION OF DIVIDEND DISTRIBUTION (CONT'D)

     The total amount of NIS 141.8 million is comprised as follows: NIS 86.7 million is in respect of non-participating shares (D and DD) and NIS 55.1 million is in respect of participating shares (C, CC and CC1). Of this amount, an amount of NIS 40.1 million is in respect of 2005 and is comprised as follows: NIS 15.3 million in respect of participating C, CC and CC1 shares and NIS 24.8 million in respect of non-participating D and
     DD shares.

     On September 28, 2004 various financial entities that hold class C and/or
     CC and/or CC1 shares of the Bank filed with the Tel Aviv District Court an originating motion in which the Court is petitioned to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002.

     Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividend, the interest on the perpetual deposits of the Bank with the
     Israeli Treasury is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March
     9, 2005 against the Minister of Finance and the aforementioned financial entities, in which it requested a ruling declaring (among other things)
     that the interest on the perpetual deposits is indeed accrued in favor of the Bank. Following the request of the Bank and the aforementioned financial entities the Court ordered that the hearing on the two originating motions be consolidated. In the reply of the Minister of
     Finance to the originating motions prior to a preliminary hearing that was held on January 12, 2006, the Minister of Finance announced that his position is that the interest on the perpetual deposits does not accrue in favor of the Bank when it does not distribute a dividend, and that even so, in light of the Bank's circumstances, there is no justification for the distribution of a dividend by the Bank (see Note 20D hereunder).

     G.   RIGHTS UPON LIQUIDATION

     Upon liquidation of the Bank, all available assets will be distributed to shareholders. Following are the first seven stages of distribution in accordance with the priorities appearing in the Bank's Articles of
     Association:

     o    First - to pay cumulative preferred dividends in arrears, including dollar linkage differentials, to all classes of preference shares (C,
          CC, CC1, D, DD) all being pari passu and pro-rata to the paid in capital of the aforementioned shares. As at December 31, 2005 the accrued amount of the preferred dividend in arrears is NIS 129.6 million (As at December 31, 2004 - NIS 86.6 million).

     o    Second - to pay cumulative preferred dividends in arrears to preferred ordinary shares. As at December 31, 2005 the dividends in arrears in respect of the preferred ordinary shares amount to NIS 280 (As at
          December 31, 2004 - NIS 200).

                                     F - 41

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 15 - SHAREHOLDERS' EQUITY (CONT'D)

     G.   RIGHTS UPON LIQUIDATION (CONT'D)

     o    Third - to refund paid in capital (plus dollar linkage differentials)
          of "C" class preference shares, to refund paid in capital (plus dollar linkage differentials) of "CC" class preference shares, to refund paid in capital (plus dollar linkage differentials) of "CC1" class preference shares, to refund paid in capital (plus dollar linkage differentials) of "D" class preference shares, to refund paid in capital (plus dollar linkage differentials) of "DD" class preference shares - all being pari-passu and pro-rata to the paid in capital of the aforementioned shares. As at December 31, 2005 the aforementioned amounts to NIS 534.4 million (As at December 31, 2004 - NIS 500.2 million).

     o    Fourth - to refund paid in capital of preferred ordinary shares. As at
          December 31, 2005 the aforementioned amounts to NIS 1,000 (As at
          December 31, 2004 - NIS 1,000).

     o    Fifth - to refund paid in capital of class "A" ordinary shares, to refund paid in capital of class "B" ordinary shares, and to refund paid in capital of class "B1" ordinary shares - all being pari passu and pro-rata to the paid in capital of the aforementioned shares. As at December 31, 2005 the aforementioned amounts to NIS 14 thousand (As at December 31, 2004 - NIS 14 thousand).

     o    Sixth - the remainder (if at all) of the differences to be paid to the
          Bank by the State of Israel upon liquidation as a result of the rate of increase in the CPI as compared with the increase in the representative exchange rate of the dollar, in respect of the deposits made by the Bank with the State, shall be paid to the holder or holders of the class "B1" ordinary share. As at December 31, 2005 the aforementioned difference amounts to NIS 293.7 million (As at December
          31, 2004 - NIS 306.3 million).

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

                                     F - 42

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
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

     A.   CAPITAL FOR PURPOSES OF CALCULATING CAPITAL RATIO

                              DECEMBER 31    DECEMBER 31
                                 2005           2004
                                -----          -----
                              REPORTED       REPORTED
                               AMOUNTS        AMOUNTS
                                -----          -----
                             NIS MILLIONS    NIS MILLIONS
                                -----          -----

First tier capital              (13.1)           7.5
Second tier capital (1)             -            7.5
                                -----          -----

Total capital                   (13.1)          15.0
                                =====          =====

     (1)  The general allowance for doubtful debts, in the amount of NIS 38.9 million was deducted from the credit since it is not a part of the second tier capital.

                                     F - 43

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 15A - CAPITAL ADEQUACY IN ACCORDANCE WITH DIRECTIVES OF THE SUPERVISOR OF
           BANKS (CONT'D)

     B.   WEIGHTED-BALANCES OF CREDIT RISK

                                                  DECEMBER 31, 2005                  DECEMBER 31, 2004
                                               ------------------------          ------------------------
                                                           WEIGHTED CREDIT                    WEIGHTED CREDIT
                                              BALANCES(2)   RISK BALANCES       BALANCES(2)    RISK BALANCES
                                               -------          -------          -------          -------
                                                                     REPORTED AMOUNTS
                                               ----------------------------------------------------------
                                            NIS MILLIONS     NIS MILLIONS     NIS MILLIONS      NIS MILLIONS
                                               -------          -------          -------          -------

ASSETS
Cash and deposits with banks                      72.9             12.0            117.9             21.1
Securities                                        63.2             63.2             60.0             60.0
Credit to the public (1)                       7,680.7          1,256.0          7,993.4          1,782.1
Credit to governments and
 perpetual deposits with the
 Israeli Treasury                                887.2                -            879.2                -
Premises and equipment                             1.2              1.2              1.9              1.9
Other assets                                      15.6              3.6             26.0              4.2
                                               -------          -------          -------          -------

Total assets                                   8,720.8          1,336.0          9,078.4          1,869.3
                                               =======          =======          =======          =======

OFF-BALANCE SHEET FINANCIAL
 INSTRUMENTS
Transactions representing credit risk            241.6            188.2            300.1            241.2
Derivative financial instruments                 197.0              3.7            525.1              5.2
                                               -------          -------          -------          -------

Total off-balance sheet financial
 instruments                                     438.6            191.9            825.2            246.4
                                               -------          -------          -------          -------

Total credit risk assets                       9,159.4          1,527.9          9,903.6          2,115.7
Market risk                                          -            238.0                             203.2
                                               -------          -------          -------          -------

Total risk assets                              9,159.4          1,765.9          9,903.6          2,318.9
                                               =======          =======          =======          =======

     (1)  The general allowance for doubtful debts, in the amount of NIS 38.9 million was deducted from the credit since it is not a part of the second tier capital.

     (2)  Assets - balance sheet amounts, off-balance sheet financial instruments - nominal balances weighted by credit conversion factors.

                                     F - 44

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 15A - CAPITAL ADEQUACY IN ACCORDANCE WITH DIRECTIVES OF THE SUPERVISOR OF
           BANKS (CONT'D)

     C.   RATIO OF CAPITAL TO TOTAL RISK ASSETS

                                                                         DECEMBER 31    DECEMBER 31
                                                                           2005           2004
                                                                           ----           ----
                                                                             %              %
                                                                           ----           ----

Ratio of first tier capital to total risk assets                          (0.74)          0.32
Ratio of second tier capital to total risk assets                             -           0.32
                                                                           ----           ----

Ratio of total first and second tier capital to total risk assets         (0.74)          0.64
                                                                           ====           ====

     On November 26, 2003, the Supervisor of Banks informed the Bank of the canceling of the previous requirement by which the Bank had to maintain a minimal capital ratio of 15%. Accordingly, the required capital ratio is 9%
     as prescribed by Proper Banking Procedures.

NOTE 16 - LIENS AND RESTRICTIVE CONDITIONS

     A.   In connection with receiving of the special line of credit from the
          Bank of Israel, the Bank signed on November 14, 2002 a debenture in favor of the Bank of Israel (that was amended on December 29, 2005), whereby the Bank registered a first degree floating pledge on all of its assets, excluding the following assets:

          -    Loans and credits under State guarantee at a total balance sheet value (according to financial statements as at December 31, 2005)
               of NIS 6.4 billion.

          -    The Bank's deposit with the Ministry of Finance (the Accountant
               General) in respect of the DD preference shares of the Bank.

          -    Deposits made by the Bank from time to time with other banking institutions in Israel and/or abroad, and/or with brokers in
               Israel and/or abroad, which were deposited in connection with guaranteeing the Bank's liabilities to such banking institutions and/or brokers, which were created subsequent to November 14,
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

          The balance of the credit line (including accrued interest) as at
          December 31, 2005, was an amount of NIS 1,033.7 million (December 31,
          2004 - NIS 1,403.9 million).

                                     F - 45

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 16 - LIENS AND RESTRICTIVE CONDITIONS (CONT'D)

     B.   As part of the arrangement determined by the Bank of Israel for the granting of monetary credit to the banking industry, the Bank registered floating pledges on Government debentures traded on the
          Stock Exchange. Following are details as to credit received,
          Government debentures and deposits with the Bank of Israel.

                                             DEPOSITS RECEIVED         DEPOSITS OF THE BANK
                                         FROM THE BANK OF ISRAEL(1)  WITH THE BANK OF ISRAEL
                                             -----------------        -------------------
                                             REPORTED AMOUNTS           REPORTED AMOUNTS
                                             -----------------        -------------------
                                                NIS MILLIONS              NIS MILLIONS
                                             -----------------        -------------------
                                             2005         2004        2005           2004
                                             ----         ----        ----           ----

Balance as at balance sheet date                -            -         12.8          12.6
Average balance (2) during the year           0.3          0.5         12.2          17.0
Highest balance (2) during the year           0.5          0.7         28.2          57.0

     (1)  Not including the special line of credit as detailed in A above.

     (2)  The average balance and the highest balance are based on the month-end balances during the year.

     C.   Deposits with banks in the amount of NIS 25.4 million have been pledged by the Bank in favor of those banks. The Bank of Israel gave its consent to the pledge, which serves as collateral for transactions in derivative financial instruments with those banks.

NOTE 17 - EMPLOYEE RIGHTS

     A.   SEVERANCE PAY

     1.   The Bank's liability for the payment of severance pay to its employees, which is calculated as customary on the basis of one monthly salary per each year of employment, is fully covered by payments and deposits with recognized pension and provident funds, the purchase of insurance policies and by the unfunded provision in the books.

     2.   Commencing on July 15, 2002, Mr. U. Galili has served as the General
          Manager of the Bank. The Bank has recently extended the employment agreement of Mr. Galili until July 31, 2008 (the end of the Run-Off plan).

          Commencing on August 14, 2002, Dr. Ra'anan Cohen has served as the
          Chairman of the Board of Directors of the Bank. The employment agreement of Dr. Ra'anan Cohen has been recently extended until July
          31, 2008 (the end of the Run-Off plan).

          On September 1, 2002, Mr. A. Savir joined the Bank's Management. Mr.
          Savir serves as Deputy General Manager and as Credit Supervisor of the
          Bank. The employment agreement of Mr. Savir has been recently extended until July 31, 2008 (the end of the Run-Off plan).

                                     F - 46

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 17 - EMPLOYEE RIGHTS (CONT'D)

     A.   SEVERANCE PAY (CONT'D)

     3.   On December 26, 2002 a collective agreement was signed between the
          Bank, the New Histadrut (the general federation of labor) and the representatives of the Bank's employees, which applies to the Bank's employees who are subject to the collective agreements of the Bank.
          The agreement was for a period of 3 years and can be extended by one additional year. The agreement arranged, inter alia, the following matters:

          >    Management's right to dismiss employees in the framework of cutbacks in the Bank's activities, as well as the process of dismissal.

          >    Cutbacks that will be made in the salary of the employees and in their related benefits.

          >    Benefits and special payments that will be due to the employees who are dismissed, including additional severance pay in addition to those provided in the law, and with respect to employees having worked a certain number of years and with a certain number of years remaining until retirement, conversion of the right to enhanced severance pay, with the right to receive an early pension.

          On March 14, 2005 the parties signed a new collective agreement which extended the period of the aforementioned collective agreement (from
          December 26, 2002) until the end of the Bank's Run-Off plan (including any change and extension made and approved by the Government) or until
          December 31, 2007, whichever is earlier.

          This new agreement also provided and clarified the following points:

          A.   Employees who according to the original agreement are entitled to an early pension following their dismissal, will be entitled to receive it until they reach the age they are entitled to receive an ordinary pension from the pension fund to which they belong, following the pension reform that came into effect in Israel after the signing of the original agreement.

          B.   Some of the concessions the employees agreed to make in the original agreement that were limited in time, will continue to apply also in the period of the new agreement.

          Certain provisions of the aforementioned agreements, which for the most part grant the employees special benefits and payments following their dismissal, were also applied to employees with personal contracts who began working with the Bank before January 1, 2003, in exchange for their agreeing to certain reductions in their terms of employment, as was done with respect to the employees under the collective agreements.

          The financial statements for 2002 included non-recurring provisions in an amount of NIS 35.7 million in respect of the severance payments, which the Bank Management estimates it will have to make to the employees of the Bank, the Deputy General Manager, General Manager and
          to the Chairman of the Board. In 2003 and 2004 the provision that was made in 2002 in respect of the Deputy General Manager, the General
          Manager and the Chairman of the Board was completely cancelled following the change in the Board's evaluation regarding their period of employment with the Bank. Following this the balance of the provision relating to the employees included in the aforementioned collective agreement amounted to NIS 20.5 million as at December 31,
          2004. As at December 31, 2005 the balance of the aforementioned provision amounts to NIS 21.0 million (not including salary tax).

                                     F - 47

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 17 - EMPLOYEE RIGHTS (CONT'D)

     A.   SEVERANCE PAY (CONT'D)

     4.   In the past, the Bank signed personal employment contracts with three senior executives of the Bank. The Bank and these executives have the right to terminate the employee-employer relationship by providing an advance notice of three months.

          In accordance with these contracts in the event of the resignation of the executives, the Bank has undertaken to pay them additional severance payments and an "adaptation bonus" in addition to the regular severance pay. This liability in the amount of NIS 2.8 million is covered by an appropriate provision included in the provision for severance pay.

          These executives are entitled to severance pay at higher rates in the event that their employment is terminated by the Bank. The additional maximum amount that the Bank will have to pay in the event of the employment of all the said executives being terminated with immediate effect amounts to NIS 2.8 million. A provision was made in the Bank's books in respect of this commitment. According to the approval provided by the Board of Directors and the Ministry of Finance
          Commissioner of Wages and Labor Agreements, the employment contracts of these employees are going to be amended so that under certain circumstances the payment of severance pay upon dismissal will be replaced with the purchase of pension rights.

     5.   In the framework of the Economic Policy Law for 2005 (Legislation
          Amendments) - 2004, which was approved by the Knesset on March 29,
          2005, the definition of "salary" for purposes of paying salary tax by financial institutions, including the Bank, was expanded so as to include also a retirement grant or a death grant and any other amount paid by an employer to an advanced study fund or provident fund that is not a central severance pay fund, even if according to Section 3 of the Income Tax Ordinance it is not considered earned income on the date it was paid to the advanced study fund or the provident fund. The amendment is in effect from January 1, 2005. In accordance with an examination of the Bank, the aforementioned law mainly affects the special collective agreement that was signed at the end of 2002 with respect to the dismissal of employees. Following the said change in the definition of salary tax the Bank recorded a provision in the amount of NIS 3.7 million in respect salary tax on expenses relating to early retirement.

     6.   Following is the data relating to provisions and funding for severance pay included in the balance sheet:

                                                         DECEMBER 31   DECEMBER 31
                                                            2005          2004
                                                            ----          ----
                                                          REPORTED      REPORTED
                                                           AMOUNTS       AMOUNTS
                                                            ----          ----
                                                        NIS MILLIONS  NIS MILLIONS
                                                            ----          ----

Provision for severance pay                                 51.2          50.3
Amounts funded with pension and provident funds
 (including earnings thereon)                               24.1          23.5
                                                            ----          ----
Unfunded provision included in "Other liabilities"          27.1          26.8
                                                            ====          ====

     The Bank may not withdraw amounts funded other than for the purpose of discharging severance pay liabilities.

                                     F - 48

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 17 - EMPLOYEE RIGHTS (CONT'D)

     B.   UNUTILIZED SICK LEAVE

     Upon retirement, employees are entitled, under certain conditions, to compensation in respect of unutilized sick leave. In the opinion of
     Management of the Bank an adequate provision has been included in the financial statements in this respect. The balance of the provision as at balance sheet date totals NIS 3.1 million (December 31, 2004 - NIS 3.1 million) and is included in the "Other liabilities" item.

     C.   LONG SERVICE BONUS

     In accordance with the employment agreement existing at the Bank, employees who are subject to this agreement are entitled to a special long service bonus upon completing periods of twenty-five years and thirty years of service with the Bank. A full provision has been made in the financial statements for this liability, based on the probability of the employee still being employed by the Bank on the effective dates. The balance of the provision as at balance sheet date is NIS 0.1 million (December 31, 2004 -
     NIS 0.2 million). This balance is included in "Other liabilities" item.

     D.   UNUTILIZED VACATION

     The balance of the provision for unutilized vacation is NIS 2.2 million as at balance sheet date (December 31, 2004 - NIS 2.4 million). The balance is included in "Other liabilities" item.

                                     F - 49

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 18 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS

REPORTED AMOUNTS

                                                                           DECEMBER 31, 2005
                                      ------------------------------------------------------------------------------------------
                                                                       FOREIGN CURRENCY OR LINKED
                                          ISRAELI CURRENCY                       THERETO
                                      -------------------------           ----------------------
                                                       LINKED TO            US             OTHER       NON-MONETARY
                                     UNLINKED           THE CPI           DOLLAR         CURRENCIES        ITEMS          TOTAL
                                      -------           -------           -------           ----           ----          -------
                                   NIS MILLIONS      NIS MILLIONS      NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                      -------           -------           -------           ----           ----          -------

ASSETS
Cash and deposits
 with banks                              37.5              16.7              17.9            0.8              -             72.9
Securities                                  -               2.6                 -              -           60.6             63.2
Credit to the public                    400.2             616.3           6,597.1           67.1              -          7,680.7
Credit to governments                       -              10.2              33.7           15.1              -             59.0
Fixed assets                                -                 -                 -              -            1.2              1.2
Other assets                             13.1                 -                 -              -            2.5             15.6
Perpetual deposits with
 the Israeli Treasury                       -             828.2                 -              -              -            828.2
                                      -------           -------           -------           ----           ----          -------

Total assets                            450.8           1,474.0           6,648.7           83.0           64.3          8,720.8
                                      -------           -------           -------           ----           ----          -------

LIABILITIES
Deposits of the public                   87.8              78.6              11.5            0.3              -            178.2
Deposits of banks                     1,033.7                 -                 -           15.1              -          1,048.8
Deposits of
 the Government                             -             356.4           6,526.6              -              -          6,883.0
Perpetual deposit                         0.1                 -                 -              -              -              0.1
Capital notes                               -                 -              26.9              -              -             26.9
Other liabilities                        15.1              37.7               1.8              -            1.8             56.4
                                      -------           -------           -------           ----           ----          -------

Total liabilities                     1,136.7             472.7           6,566.8           15.4            1.8          8,193.4
                                      -------           -------           -------           ----           ----          -------

Difference                             (685.9)          1,001.3              81.9           67.6           62.5            527.4

Forward transactions, net               177.9             (44.9)            (59.7)         (73.3)             -                -
Out-of-the-money options,
 net (in terms of underlying
 asset)                                   2.9                 -              (2.9)             -              -                -
                                      -------           -------           -------           ----           ----          -------

Total                                  (505.1)            956.4              19.3           (5.7)          62.5            527.4
                                      =======           =======           =======           ====           ====          =======
Out-of-the-money options,
 net (discounted par value)              14.5                 -             (14.5)             -              -                -
                                      =======           =======           =======           ====           ====          =======

                                     F - 50

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 18 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS (CONT'D)

REPORTED AMOUNTS

                                                                      DECEMBER 31, 2004
                                   --------------------------------------------------------------------------------------------
                                                                      FOREIGN CURRENCY OR LINKED
                                       ISRAELI CURRENCY                        THERETO
                                   -------------------------           -----------------------
                                                    LINKED TO            US              OTHER       NON-MONETARY
                                  UNLINKED           THE CPI           DOLLAR         CURRENCIES        ITEMS            TOTAL
                                   -------           -------           -------           -----           ----          -------
                                 NIS MILLIONS      NIS MILLIONS      NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                   -------           -------           -------           -----           ----          -------

ASSETS
Cash and deposits
 with banks                           46.1              22.5              47.6             1.7              -            117.9
Securities                             0.6               3.1                 -               -           56.3             60.0
Credit to the public                 708.7             717.1           6,450.0           117.6              -          7,993.4
Credit to governments                    -              12.4              36.2            24.1              -             72.7
Fixed assets                             -                 -                 -               -            1.9              1.9
Other assets                          22.4                 -                 -               -            3.6             26.0
Perpetual deposits with
 the Israeli Treasury                    -             806.5                 -               -              -            806.5
                                   -------           -------           -------           -----           ----          -------

Total assets                         777.8           1,561.6           6,533.8           143.4           61.8          9,078.4
                                   -------           -------           -------           -----           ----          -------

LIABILITIES
Deposits of the public               198.3             148.8              53.0             5.2              -            405.3
Deposits of banks                  1,403.9                 -                 -            24.1              -          1,428.0
Deposits of
 the Government                          -             372.4           6,282.2               -              -          6,654.6
Perpetual deposit                      0.1                 -                 -               -              -              0.1
Capital notes                            -                 -              25.3               -              -             25.3
Other liabilities                     17.5              33.8               1.8             2.4            1.3             56.8
                                   -------           -------           -------           -----           ----          -------

Total liabilities                  1,619.8             555.0           6,362.3            31.7            1.3          8,570.1
                                   -------           -------           -------           -----           ----          -------

Difference                          (842.0)          1,006.6             171.5           111.7           60.5            508.3

Forward transactions, net            376.9            (143.0)           (121.5)         (112.4)             -                -
In-the-money options, net
 (in terms of underlying
 asset)                               29.3                 -             (29.3)              -              -                -

Total                               (435.8)            863.6              20.7            (0.7)          60.5            508.3
                                   =======           =======           =======           =====           ====          =======
In-the-money options, net
(discounted par value)                36.1                 -             (36.1)              -              -                -
                                   =======           =======           =======           =====           ====          =======

                                     F - 51

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 19 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS AND
          MATURITY DATE (1)

REPORTED AMOUNTS

                                                                                                         DECEMBER 31, 2005
                                                --------------------------------------------------------------------------------------------------------------------------------------------
                                              ON DEMAND   FROM ONE   FROM THREE    FROM ONE   FROM TWO   FROM THREE  FROM FOUR  FROM FIVE  FROM TEN   OVER     TOTAL     WITHOUT      TOTAL
                                              AND UP TO   TO THREE    MONTHS TO     TO TWO    TO THREE    TO FOUR    TO FIVE     TO TEN   TO TWENTY  TWENTY    CASH     MATURITY  BALANCE SHEET
                                              ONE MONTH     MONTHS    ONE YEAR      YEARS       YEARS      YEARS      YEARS      YEARS      YEARS     YEARS    FLOWS      DATE(2)   AMOUNT (3)
                                                -----       -----       -----      -------      -----      -----     -----      -------    -------  --------  --------    -------    -------
                                                 NIS         NIS         NIS         NIS         NIS        NIS       NIS         NIS        NIS       NIS        NIS       NIS        NIS
                                               MILLIONS   MILLIONS     MILLIONS    MILLIONS    MILLIONS  MILLIONS  MILLIONS    MILLIONS   MILLIONS  MILLIONS  MILLIONS   MILLIONS   MILLIONS
                                                -----       -----       -----      -------      -----      -----     -----      -------    -------  --------  --------    -------    -------

UNLINKED ISRAELI CURRENCY
Assets                                           61.3        18.2        46.5         24.6       32.2       10.8       7.1          5.8          -         -     206.5      285.9      450.8
Liabilities                                      70.0        37.3       135.2        311.9      114.0          -         -            -          -         -     668.4   (4)562.5    1,136.7
                                                -----       -----       -----      -------      -----      -----     -----      -------    -------  --------  --------    -------    -------
Difference                                       (8.7)      (19.1)      (88.7)      (287.3)     (81.8)      10.8       7.1          5.8          -         -    (461.9)    (276.6)    (685.9)
Derivative instruments
 excluding options                              151.5        10.2        19.6            -          -          -         -            -          -         -     181.3          -      181.3
Options (in terms of underlying asset)            2.9           -           -            -          -          -         -            -          -         -       2.9          -        2.9
ISRAELI CURRENCY LINKED TO THE CPI
Assets                                           22.9        21.1       104.5        122.2       96.7       86.2      77.1        220.7       83.7         -     835.1      828.2    1,474.0
Liabilities                                      15.4        21.6        94.7         54.7       52.2       49.5      48.4        136.0        3.6         -     476.1       36.7      472.7
                                                -----       -----       -----      -------      -----      -----     -----      -------    -------  --------  --------    -------    -------
Difference                                        7.5        (0.5)        9.8         67.5       44.5       36.7      28.7         84.7       80.1         -     359.0      791.5    1,001.3
Derivative instruments
 excluding options                              (15.4)      (10.3)      (19.7)           -          -          -         -            -          -         -     (45.4)         -      (45.4)
FOREIGN CURRENCY AND
 LINKED THERETO
Assets                                           25.4       184.4       609.9        691.2      673.3      666.7     659.1      3,225.7    4,649.5         -  11,385.2       23.7    6,731.7
Liabilities                                      10.2       174.5       534.7        674.9      662.7      658.1     653.5      3,208.3    4,646.4         -  11,223.3        1.8    6,582.2
                                                -----       -----       -----      -------      -----      -----     -----      -------    -------  --------  --------    -------    -------
Difference                                       15.2         9.9        75.2         16.3       10.6        8.6       5.6         17.4        3.1         -     161.9       21.9      149.5
Derivative instruments
 excluding options                             (133.0)          -           -            -          -          -         -            -          -         -    (133.0)         -     (133.0)
Options                                          (2.9)          -           -            -          -          -         -            -          -         -      (2.9)         -       (2.9)
NON-MONETARY ITEMS
Assets                                            0.4         0.8         1.3            -          -          -         -            -          -         -       2.5       62.2       64.3
Liabilities                                       0.3         0.5         0.8          0.2          -          -         -            -          -         -       1.8          -        1.8
                                                -----       -----       -----      -------      -----      -----     -----      -------    -------  --------  --------    -------    -------
Difference                                        0.1         0.3         0.5         (0.2)         -          -         -            -          -         -       0.7       62.2       62.5

TOTAL AS AT DECEMBER 31, 2005
ASSETS                                          110.0       224.5       762.2        838.0      802.2      763.7     743.3      3,452.2    4,733.2         -  12,429.3    1,200.0    8,720.8
LIABILITIES                                      95.9       233.9       765.4      1,041.7      828.9      707.6     701.9      3,344.3    4,650.0         -  12,369.6      601.0    8,193.4
                                                -----       -----       -----      -------      -----      -----     -----      -------    -------  --------  --------    -------    -------
DIFFERENCE                                       14.1        (9.4)       (3.2)      (203.7)     (26.7)      56.1      41.4        107.9      123.2         -      59.7      599.0      527.4
                                                =====       =====       =====      =======      =====      =====     =====      =======    =======  ========  ========    =======    =======
DERIVATIVE INSTRUMENTS
 EXCLUDING OPTIONS                                3.1        (0.1)       (0.1)           -          -          -         -            -          -         -       2.9          -          -
OPTIONS (IN TERMS OF UNDERLYING ASSET)              -           -           -            -          -          -         -            -          -         -         -          -          -

(1)  In this table the future cash flows in respect of assets and liabilities are presented according to linkage base, in accordance with the remaining period to the contractual maturity date of each cash flow.

(2)  Including assets past due in the amount of NIS 293.4 million. The data is net of specific allowances for doubtful debts.

(3)  As included in Note 18 "Assets and liabilities classified according to linkage base", including off-balance sheet amounts for derivatives.

(4)  The balance includes the balance of the credit line that was provided by the Bank of Israel until July 31, 2008 (the end of the Run-Off plan).

                                     F - 52

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 19 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS AND
          MATURITY DATE (1) (CONT'D)

REPORTED AMOUNTS

                                                                                                         DECEMBER 31, 2004
                                                --------------------------------------------------------------------------------------------------------------------------------------------
                                              ON DEMAND   FROM ONE   FROM THREE    FROM ONE   FROM TWO   FROM THREE  FROM FOUR  FROM FIVE  FROM TEN   OVER     TOTAL     WITHOUT      TOTAL
                                              AND UP TO   TO THREE    MONTHS TO     TO TWO    TO THREE    TO FOUR    TO FIVE     TO TEN   TO TWENTY  TWENTY    CASH     MATURITY  BALANCE SHEET
                                              ONE MONTH     MONTHS    ONE YEAR      YEARS       YEARS      YEARS      YEARS      YEARS      YEARS     YEARS    FLOWS      DATE(2)   AMOUNT (3)
                                                -----       -----       -----      -------      -----      -----     -----      -------    -------  --------  --------    -------    -------
                                                 NIS         NIS         NIS         NIS         NIS        NIS       NIS         NIS        NIS       NIS       NIS       NIS         NIS
                                               MILLIONS   MILLIONS     MILLIONS    MILLIONS    MILLIONS  MILLIONS  MILLIONS    MILLIONS   MILLIONS  MILLIONS  MILLIONS   MILLIONS    MILLIONS
                                                -----       -----       -----      -------      -----      -----     -----      -------    -------  --------  --------    -------    -------
UNLINKED ISRAELI CURRENCY
Assets                                          114.9        44.2        84.4       48.8         17.5       25.6       7.6         11.2           -       -      354.2       471.4      777.8
Liabilities                                      35.4        26.2       212.4        7.9            -          -         -            -           -       -      281.9  (4)1,371.5    1,619.8
                                                -----       -----       -----      -----        -----      -----     -----      -------     -------    ----   --------     -------    -------
Difference                                       79.5        18.0      (128.0)      40.9         17.5       25.6       7.6         11.2           -       -       72.3      (900.1)    (842.0)
Derivative instruments
 excluding options                              241.9        25.2       121.9          -            -          -         -            -           -       -      389.0           -      376.9
Options (in terms of underlying asset)              -        30.0           -          -            -          -         -            -           -       -       30.0           -       29.3
ISRAELI CURRENCY LINKED TO THE CPI
Assets                                           16.3        22.5       108.2      140.9        120.0       97.2      85.0        288.8       101.9     0.9      981.7       806.5    1,561.6
Liabilities                                       5.9        17.2        98.7      118.4         53.5       50.9      48.3        179.0         4.1       -      576.0        32.5      555.0
                                                -----       -----       -----      -----        -----      -----     -----      -------     -------    ----   --------     -------    -------
Difference                                       10.4         5.3         9.5       22.5         66.5       46.3      36.7        109.8        97.8     0.9      405.7       774.0    1,006.6
Derivative instruments
 excluding options                                  -       (25.3)      (119.8)        -            -          -         -            -           -       -     (145.1)          -     (143.0)
FOREIGN CURRENCY AND
 LINKED THERETO
Assets                                           79.7       149.6       574.9      728.5        652.7      632.9     627.1      3,046.6     4,899.6    60.4   11,452.0        56.5    6,677.2
Liabilities                                      44.7       141.5       501.2      650.7        632.7      620.3     616.0      3,015.2     4,887.4    60.4   11,170.1         1.8    6,394.0
                                                -----       -----       -----      -----        -----      -----     -----      -------     -------    ----   --------     -------    -------
Difference                                       35.0         8.1        73.7       77.8         20.0       12.6      11.1         31.4        12.2       -      281.9        54.7      283.2
Derivative instruments
 excluding options                             (235.0)       (1.3)          -          -            -          -         -            -           -       -     (236.3)          -     (233.9)
Options                                             -       (29.3)          -          -            -          -         -            -           -       -      (29.3)          -      (29.3)
NON-MONETARY ITEMS
Assets                                            0.6         1.2         1.8          -            -          -         -            -           -       -        3.6        58.2       61.8
Liabilities                                       0.2         0.8         0.3          -            -          -         -            -           -       -        1.3           -        1.3
                                                -----       -----       -----      -----        -----      -----     -----      -------     -------    ----   --------     -------    -------
Difference                                        0.4         0.4         1.5          -            -          -         -            -           -       -        2.3        58.2       60.5

TOTAL AS AT DECEMBER 31, 2004
ASSETS                                          211.5       217.5       769.3      918.2        790.2      755.7     719.7      3,346.6     5,001.5    61.3   12,791.5     1,392.6    9,078.4
LIABILITIES                                      86.2       185.7       812.6      777.0        686.2      671.2     664.3      3,194.2     4,891.5    60.4   12,029.3     1,405.8    8,570.1
                                                -----       -----       -----      -----        -----      -----     -----      -------     -------    ----   --------     -------    -------
DIFFERENCE                                      125.3        31.8       (43.3)     141.2        104.0       84.5      54.4        152.4       110.0     0.9      761.2       (13.2)     508.3
                                                =====       =====       =====      =====        =====      =====     =====      =======     =======    ====   ========     =======    =======
DERIVATIVE INSTRUMENTS
 EXCLUDING OPTIONS                                6.9        (1.4)        2.1          -            -          -         -            -           -       -        7.6           -          -
OPTIONS (IN TERMS OF UNDERLYING ASSET)              -         0.7           -          -            -          -         -            -           -       -        0.7           -          -

(1)  In this table the future cash flows in respect of assets and liabilities are presented according to linkage base, in accordance with the remaining period to the contractual maturity date of each cash flow.

(2)  Including assets past due in the amount of NIS 516.4 million. The data is net of specific allowances for doubtful debts.

(3)  As included in Note 18 "Assets and liabilities classified according to linkage base", including off-balance sheet amounts for derivatives.

(4)  The balance includes the credit line that was provided by the Bank of
     Israel. In accordance with the terms of the credit line as at December 31
     2004, this balance was to be repaid by the Government by means of a monetary transfer to the Bank of Israel within a period of 12 months beginning from July 2005. Since a downward trend was not determined for the credit line from this date, its amount on the aforementioned date was included in the "Without maturity date" column.

                                     F - 53

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 20 - CONTINGENT LIABILITIES AND COMMITMENTS

     A.   OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

                                                        DECEMBER 31     DECEMBER 31
                                                           2005            2004
                                                           -----          -----
                                                          REPORTED       REPORTED
                                                          AMOUNTS         AMOUNTS
                                                           -----          -----
                                                       NIS MILLIONS    NIS MILLIONS
                                                           -----          -----

Transactions the balance of which
 represents a credit risk -

Guarantees securing credit                                 171.6          179.9
Guarantees to home purchasers                               49.8           91.0
Other guarantees and liabilities                            17.4           25.1
Documentary credit                                             -            2.9
Unutilized revolving credit facilities                       1.7            0.3
Irrevocable commitments to grant
 credit facilities, approved but not yet executed              -            0.8

     B.   OTHER CONTINGENT LIABILITIES AND COMMITMENTS

     1.   See Note 17A with respect to the contingent liabilities regarding personal employment agreements with senior executives.

     2.   Long-term rental agreement -

          During 2003, the Bank signed a rental agreement in respect of its office premises for the period ending in August 2006. The annual rental payment, which is linked to the CPI, amounts to NIS 0.9 million. The Bank has an option to extend the rental period by an additional three years. The rental payment, which is linked to the
          CPI, will be raised by 5% in the additional period.

     3.   As at January 1, 2004 the Bank has outsourced its computer services, according to which it signed an agreement to receive computer services for a period of three years, with an option for an extension by an additional two years. In 2006 the cost of the service will amount to
          NIS 2.6 million. In the event that the Bank decides to extend the agreement by the additional two years, as aforementioned, the cost of service for each additional year will amount to NIS 2.4 million.

     4.   The Bank entered into agreements whereby it will participate in private investment funds. The total amount approved for investment by the Bank amounts to U.S.$ 20 million. The said investment funds invest in Israeli companies or companies related to Israel and in hi-tech companies. The investment in them is presented under the "Securities"
          item. The major part of the investments made by these funds is in the credit component. The balance of these liabilities as at balance sheet date amounts to U.S.$ 4.2 million.

                                     F - 54

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 20 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     C.   INDEMNIFICATION AND EXEMPTION WRITS FOR SENIOR OFFICERS

     1)   The Company issued to its officers and directors a writ of indemnification that was approved by the shareholders' general meeting of the Bank on August 8, 2002. According to the writ of
          indemnification that was issued, the Bank undertook to indemnify its officers and directors in respect of any monetary liability imposed on them in favor of another person in accordance with a court ruling
          (including a ruling made as part of a compromise and an arbitration decision that received court approval) and in respect of reasonable legal expenses (including attorney fees), that are imposed on them following actions (defined as including acts of omission or commission) that were taken and/or will be taken by them due to their being officers or directors of the Bank or as part of a position or duty that they fulfilled and/or will fulfill at the request of the
          Bank or on its behalf in a company or other corporate entity or any business venture in which the Bank has invested or will invest, providing that these actions are connected with one or more of the types of events detailed in the writ of indemnification including, inter alia, the following events:

          o    The issuance of securities.

          o    Using voting rights and rights to appoint directors in a company in which the Bank held and/or will hold shares and/or in another company and/or business venture in which the Bank has or will invest.

          o    Voting for or against any decision of the board of directors, a committee, etc., of a company, entity or venture as
               aforementioned.

          o    The realizing of collateral provided to the Bank.

          o    The approval of credit and/or the provision of credit and other actions as part of the Bank's permissible business in accordance with the Banking Law (Licensing) - 1981.

          o    The holding of assets in trust.

          o    The providing of an underwriting commitment.

          o    A transaction in assets executed by the Bank for itself.

          o    The issuance of a report or notice as required by law.

          o    The receipt of licenses and permits.

          o    Events connected to employee-employer relations.

          o    Any refraining from executing one or more of the aforementioned acts.

          The amount of the total cumulative indemnification that is payable according to the aforementioned writ of indemnification shall not exceed 25% of the Bank's shareholders' equity according to its financial statements for March 31, 2002, which was NIS 640,300,000, meaning no more than NIS 160,075,000, linked to the CPI published in respect of March 2002. The writ of indemnification is subject to the provisions of the Companies Law and to various conditions as specified in the writ of indemnification. It is noted that Amendment 3 to the
          Companies Law - 1999 (dated March 7, 2005) provides, inter alia, that an indemnification commitment (such as the aforementioned writ of indemnification) has to be limited to events the board of directors believes may actually occur at the time of providing the
          indemnification commitment and to an amount or criterion the board of directors deems as reasonable under the circumstances of the matter.
          The question of the amendment applying to existing writs of indemnification and the interpretation of the aforementioned restriction have not yet been addressed in court rulings and therefore the effects of the amendment on the aforementioned writ of indemnification are uncertain.

                                     F - 55

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
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

     2)   On June 11, 2003, the Bank issued a writ of indemnification to two former employees of the Bank in connection with a suit in the amount of NIS 295 million, which was filed against them and the Bank in
          February 2003 and the details of which are presented in section D hereunder. As stated hereunder the suit was dismissed.

     3)   On November 1, 2004 the Bank issued a writ of indemnification to an employee of the Bank in connection with a claim that was filed in
          March 2004 against her, the Bank and additional senior officers of the
          Bank, which for purposes of court fees was set at NIS 1 million.
          Details of this claim are presented in section D hereunder.

     4)   On July 17, 2005 the Bank issued a writ of indemnification to a former employee of the Bank regarding a possible claim that may be filed against him by a customer of the Bank and/or representatives of the customer. The Bank has taken legal measures against this customer in respect of a liability in the amount of U.S. $ 250,000. The claim filed by the aforementioned customer also includes various allegations against the aforementioned employee.

     5)   On December 20, 2005 the Bank issued a writ of indemnification to the receiver that was appointed at the request of the Bank to a construction project that was financed by the Bank, with respect to a claim in the amount of NIS 1,356,459 that was filed against him (as the receiver) and against the Bank, details of which are provided in section D hereunder.

     6)   On February 11, 2005 the Bank issued a writ of indemnification in favor of an attorney of the Bank who was appointed as the execution office receiver for the purpose of realizing a mortgage of the Bank.
          The writ of indemnification was issued in respect of proceedings the
          Bank and aforementioned attorney are taking in order to annul the sale agreement that was prepared by the said attorney in the framework of realizing the mortgage in favor of the Bank.

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

                                     F - 56

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 20 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

     Following are details of legal actions against the Bank in material amounts:

     1)   In March 2003, Lehava Underwriters Ltd. (by virtue of its being a shareholder of the Bank) filed a derivative claim in the amount of NIS
          409.5 million against eleven senior officers of the Bank (current and past) and against the Bank itself. The plaintiff claims that the named senior officers breached their "duty of care" toward the Bank and were negligent in fulfilling their duty and, as a result, should be required to pay the Bank the amount of the claim, as compensation for the damages they inflicted on the Bank. According to the claim, the negligence of the senior officers is reflected in, among other things, the credit that they granted without suitable collateral, problems with the credit-granting policy and the quality and approval procedures thereof, credit risk management and the ongoing handling of the credit. The amount of the suit, in respect of damages incurred as a result of the alleged negligence, reflects the amount of the allowances for doubtful debts recorded by the Bank in 2002. The Bank notified the insurers with which it has a directors and senior officers liability insurance policy of the filing of the suit. The insurers have notified the Bank that they have certain reservations regarding the insurance coverage of the claim and that they reserve their rights on this matter. The Bank rejects these reservations in their entirety and intends to act in order to fully exercise its rights against the insurers. The defendants filed a motion to have the suit summarily dismissed on the grounds that the plaintiff should have filed a motion for approval of the claim as a derivative claim. The
          Court accepted the position of the defendants and it ordered the plaintiff to file a motion for the approval of the claim as a derivative claim. Such a motion was submitted on December 7, 2003. On
          May 26, 2005 a hearing was held on the motion but the Court has not yet handed down its decision. Representation of the Bank in the proceedings regarding the claim and the motion has been handed over to legal counsel. In the opinion of the Bank's legal counsel, since the claim is a derivative action the Bank's exposure in respect thereto is only for expenses (including court fees, expenses of the plaintiff, fee to the attorney of the plaintiff and special compensation to the plaintiff).

     2)   In October 2002, Mr. Arye Fin (a shareholder of the Bank) filed with the Tel Aviv-Jaffa District Court a legal action against the Bank, against the State of Israel (as controlling shareholder in the Bank), and against 17 former and current officers of the Bank (two of which were removed later from the action), together with a motion to have the suit approved as a class action. The class action was filed in the name of all those who purchased shares of the Bank between December 1,
          2001 and August 22, 2002, and the cause of the action is the alleged breach of the duty to report under the Securities Law - 1968 and the
          Securities Regulations (Periodic and Immediate Reports) - 1970 enacted thereunder (hereinafter - the Securities Regulations). As claimed in the action, during the aforementioned period, a number of
          extraordinary events and/or matters occurred that indicated that the
          Bank was in serious condition, and both these events and matters, and the Bank's very situation mandated that the Bank file an immediate report under the Securities Regulations. Such a report was not filed.
          The estimated damages being claimed in the action is NIS 20 million and, alternatively, NIS 14 million. The Bank notified the insurers with which it has a bankers policy and a directors and senior officers liability insurance policy of the filing of the suit. The insurers carrying the bankers policy notified the Bank that the bankers policy does not cover the claim. The Bank was also notified by the insurers carrying the directors and senior officers liability insurance policy that they have certain reservations regarding the validity of the claim's insurance coverage and that they reserve their rights on this matter.

                                     F - 57

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 20 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

          The Bank rejects these reservations in their entirety and intends to act in order to fully exercise its rights against the insurers. The
          Bank transferred the handling of the suit and the motion to have the suit recognized as a class action to an attorney acting on its behalf.
          The Court has not yet handed down a ruling on the motion to have the suit approved as a class action. On May 17, 2005 the Court accepted the motion of the plaintiff and ordered the disclosure of a number of documents by the Bank. The Bank filed an appeal on the ruling regarding the disclosure of documents. The appeal was heard on
          December 25, 2005 and as yet no ruling has been handed down.

     3)   In September 2004, various financial entities that hold class C and/or
          CC and/or CC1 shares of the Bank filed with the Tel Aviv-Jaffa
          District Court an originating motion in which the Court was requested, inter alia, to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002.
          The petitioners contend, inter alia, that according to the Bank's articles of association, the Bank is required to pay to the holders of its preferred shares an annual dividend at the rate of 7.5%, because this dividend is not actually a dividend but rather a payment made in full by the State of Israel in respect of the perpetual deposits the
          Bank keeps with it, and therefore its distribution is not subject to the distribution conditions provided in the law, and that even if the distribution conditions should be applied, the Bank should still be ordered to distribute the requested dividend, due to the Bank's meeting the repayment ability test as the dividend is being fully financed by the State of Israel and not being deducted from the capital of the Bank. The Bank transferred the handling of the originating motion to attorneys acting on its behalf. Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividends, the interest on the perpetual deposits of the Bank with the Ministry of Finance is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March 9, 2005 against the Minister of Finance and the
          aforementioned financial entities, in which it requested (among other things) a declaratory ruling by which the interest on the perpetual deposits is indeed accrued in favor of the Bank. Following the request of the Bank and the aforementioned financial entities the Court ordered that the hearing on the two originating motions be consolidated. A preliminary hearing on the originating motions took place on January 12, 2006. In the reply of the Minister of Finance to the originating motions prior to the aforementioned preliminary hearing, the Minister of Finance announced that his position is that the interest on the perpetual deposits does not accrue in favor of the
          Bank when it does not distribute a dividend, and that even so, in light of the Bank's circumstances, there is no justification for the distribution of a dividend by the Bank. In the opinion of the Bank's legal advisors, the Bank will probably not be exposed to any monetary exposure as a result of the originating motion that was filed against it, based on the assumption that if the Court accepts the request of the aforementioned financial entities and orders the payment of the dividend, the State will have to pay the Bank the amount of the dividend out of the interest on the Bank's perpetual deposits with the
          Treasury.

                                     F - 58

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 20 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

     4)   In February 2006 a motion was filed with the Haifa District Court against the Bank, a receiver that was appointed at the request of the
          Bank over a shopping mall that was financed by the Bank and the company that purchased the shopping mall from the receiver. The petitioning company contends that at the time it had sold the rights in the land of the shopping mall to the company that had constructed it, that the construction company still owes it, as part of the sale consideration, space in the shopping center that is worth $ 260,000 plus VAT and that the Bank had at the time confirmed to it that the liens it had created in favor of the Bank on the rights in the land of the shopping mall are subject to the construction company keeping this commitment. In the motion, the Court is requested, inter alia, to order the cancellation of the sale of the shopping mall by the receiver or to order that the money from the sale not be transferred to the Bank, until guaranteeing the rights of the petitioning company to receive $ 260,000 plus VAT and compensation in the amount of NIS
          1,200,000, the amount provided in the sale agreement between the petitioning company and the construction company as agreed compensation in the event of a material breach. The handling of the motion was transferred to the care of an attorney acting on behalf of the Bank.

     5)   In October 2005, a company, that performs engineering and plumbing work, filed a claim with the Tel Aviv-Jaffa District Court in the amount of NIS 1,356,459 against the Bank, a receiver that was appointed at the request of the Bank to a residential and commercial project that encountered difficulties, and against the owner of the land that at the time had entered into a combination agreement with the promoter that had constructed the project with the financing of the Bank. The plaintiff company performed work on the project at the request of the promoter, which had failed and did not repay its debt to the plaintiff company. The claim states that the amount requested reflects the amount the promoter still owes the plaintiff company in respect of the work it executed on the project with the addition of interest and/or linkage differences. The plaintiff company contends that due to principles of closed banking financing and the Bank having granted to the promoter bank financing for construction of the project, the Bank should be considered responsible for repayment of the debt. Furthermore, it contends that at the time it had entered into the agreement with the promoter, the Bank should have brought to its attention the information the plaintiff contends was in the possession of the Bank, regarding the difficult condition of the promoter and the project. The handling of the claim was transferred to the care of an attorney acting on behalf of the Bank.

     6)   In June 2004 two former employees of the Bank, who had filled senior positions in the Bank, filed a suit against the Bank with the Tel
          Aviv-Jaffa Labor Court in the total amount (for both of them) of NIS
          2.3 million. The claim is for the payment of certain benefits, which the plaintiffs allege were due to them with regard to their retirement from the Bank in 2002. The suit was filed also against the Ministry of
          Finance Commissioner of Wages and Labor Agreements in respect of the non-approval of these payments. Alternatively the aforementioned plaintiffs claim the salary raises they allege that they forfeited in the past in exchange for the aforementioned benefits. The Bank has transferred the matter to an attorney acting on its behalf. On June
          20, 2005 the aforementioned plaintiffs filed a request for a partial ruling in the amount of NIS 410 thousand, in respect of amounts the payment of which was approved by the Ministry of Finance Commissioner of Wages and Labor Agreements without conditioning the approval upon their relinquishing any additional claims. The Bank has filed an objection to the request. The Court has not yet ruled on the request.

                                     F - 59

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 20 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

     7)   In March 2004 three companies that are customers of the Bank filed a claim with the Tel Aviv-Jaffa District Court for a declaratory ruling and for damages against the Bank, the Bank's Chairman of the Board, the Bank's General Manager and a credit manager of the Bank. The three plaintiffs, against which the Bank is conducting legal proceedings
          (against one of which a ruling was handed down in favor of the Bank and became final in January 2005 and against the other two a permanent receiving order was issued in December 2005 at the request of the
          Bank), request from the Court to declare, inter alia, that a binding financing agreement had been signed between them and the Bank. The three plaintiffs also claim damages in the amount of NIS 200 million which they claim were caused by the Bank and the other defendants, but for purposes of court fees they are claiming the amount of NIS 1 million while maintaining their right to amend the amount in the future. The Bank has transferred the matter to an attorney acting on its behalf.

     8)   In January 2004 a counterclaim in the amount of NIS 1,250,000 was filed against the Bank with the Tel Aviv-Jaffa District Court in the framework of a claim the Bank had filed against a company that had constructed a commercial and residential project with the financing of the Bank and against the guarantors for its debt. The plaintiffs in the counterclaim are one of the responding guarantors and a company he owns, and they contend that the Bank had breached the guarantee contract between it and the counter plaintiff, that the Bank had agreed to changes in the project and to increase the credit to the project without the knowledge of the counter plaintiff and that the
          Bank had also been negligent in the financing it had provided for the project. The counter plaintiffs contend that they incurred various damages as a result of the acts of commission and omission they attribute to the Bank, including the loss of their investment in the company that had constructed the project, and they state that in order to pay less court fees (while reserving their right to amend the amount of the claim) they set their claim at the amount of NIS
          1,250,000. The Bank has transferred the matter of the counterclaim to an attorney acting on its behalf.

     9)   In September 2003 a supplier of fuel products filed a claim in the amount of NIS 6 million with the Tel Aviv-Jaffa District Court against the Bank and two other banks regarding non-payment of the
          consideration for fuel products it had provided to a mutual customer of the three defending banks. It is alleged that the involvement of the defending banks in the approval of the business plan and in the approval of the expense and income budget of the aforementioned customer, had created a representation towards the plaintiff on which it had relied at the time of delivery of its products, because it had assumed that the expenses included in the approved plan and/or budgets would be paid by the defending banks. The Bank has transferred the matter to an attorney acting on its behalf.

     10)  In February 2003, the Bank was served with a suit that was filed with the Tel Aviv-Jaffa District Court in which a company that had received from the Bank government-guaranteed loans in the 1990s claims, together with its controlling shareholders, an amount of NIS 295 million from 13 different defendants, including the Israeli Ministry of Industry and Trade, the Israeli Ministry of Finance, the heads of the Israel Investment Center, the Bank, and two of its former employees. The claim is for compensation in respect of damages allegedly caused by the defendants, among other things, as a result of a failure and/or a delay to grant loans and/or grants to the company.
          The Bank notified its insurers of the filing of the suit, but has not yet received confirmation of the insurance coverage.

                                     F - 60

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 20 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

          Nevertheless, the attorneys of the insurer carrying the Bank's bankers policy have notified the Bank that following an initial examination it is possible that the claim or part of it are not covered by the policy. The Bank disagrees with this opinion and has notified the insurers of this. The Bank has transferred the matter to an attorney acting on its behalf. On January 31, 2005 the Court denied the motion of the plaintiffs to be exempted from court fees and ruled that if the fees are not paid by March 1, 2005 the claim would be dismissed. Since the fees were not paid the claim was dismissed. The plaintiffs filed an appeal on the denial of their motion for exemption from court fees and on June 7, 2005 the Court rejected their appeal. On September 18,
          2005 the plaintiffs filed an appeal with the Supreme Court on the dismissal of the claim and the denial of their motion for exemption from court fees. Since the appeal was submitted late, the plaintiffs submitted with it a request to extend the date for filing an appeal.
          On October 26, 2005 the Supreme Court Registrar denied their request for an extension. To the best of the Bank's knowledge, since then no additional legal proceedings have been initiated by the plaintiff.

     11)  In August 2000 a suit was filed with the Tel Aviv-Jaffa District Court against one of the Bank's former senior executives and against 24 other defendants by a number of venture capital funds. For purposes of the court fee, the amount of the suit was set at $ 18.7 million, which was later increased to $ 22.5 million. According to the plaintiff's complaint, the suit was filed, among other reasons, in connection with the breach of an investment agreement, whereby the plaintiffs and other investors were allegedly supposed to receive 46.5% of the shares of a company in which the aforementioned senior executive served in the past as a director on behalf of a former sub-subsidiary of the
          Bank. The claim was transferred to an attorney and a defense brief was submitted. The insurers carrying the directors and senior officers liability insurance policy have recently notified the Bank that in their opinion the claim does not have insurance coverage, but the
          Bank's legal counsel handling the claim believes that if the said executive has to make any monetary payment in respect of the suit, the payment will be covered by the insurance policy.

     12)  In December 1999, the Bank was served with a "third party" notice in the amount of NIS 50 million. The notice was served by the United
          Mizrahi Bank Ltd. ("Mizrahi") against the Bank and against ten additional parties, within the framework of a counterclaim, which the
          State of Israel had filed with the Tel Aviv-Jaffa District Court against Mizrahi concerning grants and loans, which Mizrahi had provided to a group of companies. Mizrahi claims, inter alia, that the
          Bank was negligent in preparing the surveys that were relied upon in the issuance of letters of approval to the said group of companies, and thereby the Bank is responsible for the damage suffered by the
          State and/or Mizrahi as a result of the collapse of the group. The
          Bank rejects the claims raised by Mizrahi. On December 19, 2005 the
          Court gave judicial force to a compromise that was signed between the various parties in the aforementioned proceedings, by which the claim of Mizrahi against the Bank was rejected without the Bank being required to make any payments.

     In the opinion of Management of the Bank, which is based on the opinion of its legal counsel, the Bank's exposure in respect of pending claims, whose prospects of success are not remote and regarding which a provision was not recorded, amounts to NIS 33 million.

                                     F - 61

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 20 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     E.   REQUEST FOR DISCLOSURE OF DOCUMENTS REGARDING STAMP TAX

     On August 30, 2004 the Bank received a request from the Customs and VAT
     Department of the Ministry of Finance to provide agreements (including memorandums) that were signed by the Bank after June 1, 2003. The request was made following the amendment of the Stamp Tax Law, which came into effect on June 1, 2003, and which provided the identity of the parties required to pay stamp tax in respect of documents that were subject to the tax but for which no provision had been made until then about who is required to pay it. It is noted that following the adoption and implementation of the Bank's "Run-off" plan, the Bank has significantly reduced its activities and even before June 1, 2003 actually stopped providing any new credit, and along with the collection of existing credit has handled, in certain cases, the restructuring or extension of credit.
     The stamp tax on loan agreements was cancelled as from January 1, 2005 and was annulled completely (in respect of all documents) as from January 1,
     2006. In 2005 the High Court of Justice denied motions that were submitted to it against the aforementioned amendment to stamp tax and the manner of its enforcement.

     The aforementioned request to provide agreements that was received by the
     Bank was transferred to the examination of outside legal counsel, who also reviewed, in the opinion they provided, agreements customarily used by the
     Bank.

     In the opinion of Management of the Bank, which is based on the legal opinion it received, there is sound basis that:

     1.   To the extent that tax is required with respect to credit agreements signed before June 1, 2003, the requirement applies to the agreements and not to the parties to the agreement.

     2.   And to the extent that tax is required with respect to credit agreements signed by the Bank after June 1, 2003, with respect to most of the relevant agreements, this requirement applies to the customers who were party to these agreements and not to the Bank.

     In light of the aforementioned no provision was recorded in the books of the Bank.

                                     F - 62

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 20 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     F.   OFF-BALANCE SHEET COMMITMENT AT YEAR-END IN RESPECT OF ACTIVITY BASED
          ON COLLECTION OF LOANS*

                                                         DECEMBER 31     DECEMBER 31
                                                            2005            2004
                                                            -----          -----
                                                          REPORTED        REPORTED
                                                           AMOUNTS         AMOUNTS
                                                            -----          -----
                                                        NIS MILLIONS    NIS MILLIONS
                                                            -----          -----

Credit from deposits based on rate of collection**
Unlinked Israeli currency                                   343.0          382.5
CPI linked Israeli currency                                   4.7            1.3
Foreign currency                                            205.4          199.7
                                                            -----          -----

Total                                                       553.1          583.5
                                                            =====          =====

     *    Credit and deposits from deposits the repayment of which to the depositor is contingent upon the collection of credit (or deposits).
          The Bank presently has no interest margin or collection commission with respect to the handling of such credit.

     **   The aforementioned credit and deposits mainly derive from agreements that were made with the State regarding the granting of credit as follows:

          -    Loans intended for research and development.

          -    Loans in the framework of the fund for small businesses.

          -    Loans that were granted in the framework of Amendment 39 of the
               Law for the Encouragement of Capital Investments.

     As at December 31, 2005 the activity based on the extent of collection includes past due balances amounting to NIS 548.4 million (December 31,
     2004 - NIS 574.9 million).

     G.   ANNUAL REPORTING IN THE U.S.

     Since the Bank had in the past issued its securities to holders in the
     U.S., the Bank is required under American law to submit an annual report to the United States Securities and Exchange Commission (hereinafter - SEC).
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

                                     F - 63

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 20 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     G.   ANNUAL REPORTING IN THE U.S. (CONT'D)

     One of the requirements applicable in the U.S. is that an auditors' report be attached to the financial statements. The auditors of the Bank refrained from providing a report on the financial statements that were submitted by the Bank in the U.S. in respect of the years 2001 and 2002, because of, inter alia, the non-inclusion of a quantitative note regarding reconciliation of the Bank's financial statements to U.S. GAAP. After the
     Bank's legal counsel in the U.S. examined the matter and concluded that the prospects were slim for receiving an exemption from submitting the annual report in the USA, the Bank began preparing to submit its annual report for
     2003 and to comply with the reporting and disclosure requirements relating to this report. The Bank was supposed to submit the report by July 15, 2004 at the latest, but there was a delay and it was submitted only on January
     19, 2005, mainly because of the complex accounting issues the Bank had to deal with in order to reconcile its financial statements to U.S. GAAP. The non-compliance with part of the requirements applicable to the financial statements filed in the U.S., including the non-inclusion of an auditors'
     report as aforementioned, and the delay in filing the annual report for
     2003, may expose the Bank to sanctions and/or claims on the part of various parties. The report regarding 2004 was filed on time.

NOTE 20A - DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY
           PERIODS

     A.   VOLUME OF OPERATIONS

     1.   Stated amount of derivative instruments ALM (1)

                           DECEMBER 31, 2005             DECEMBER 31, 2004
                           -------------------          --------------------
                        CPI/SHEKEL      FOREIGN       CPI/SHEKEL      FOREIGN
                         INTEREST      CURRENCY        INTEREST       CURRENCY
                         CONTRACTS     CONTRACTS       CONTRACTS      CONTRACTS
                           -----         -----          -----          -----
                             REPORTED AMOUNTS             REPORTED AMOUNTS
                           -------------------          --------------------
                       NIS MILLIONS  NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                           -----         -----          -----          -----

Options purchased              -          14.5              -           36.2
Forward contracts           45.8         136.7          145.0          343.9
                           -----         -----          -----          -----

Total                       45.8         151.2          145.0          380.1
                           =====         =====          =====          =====

     (1)  Derivatives comprising part of the asset and liability management of the Bank, not designated for hedging purposes.

                                     F - 64

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 20A - DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY
           PERIODS (CONT'D)

     A.   VOLUME OF OPERATIONS (CONT'D)

     2.   Gross fair value of derivative instruments ALM (1)

                                   DECEMBER 31, 2005           DECEMBER 31, 2004
                                  -------------------        --------------------
                               CPI/SHEKEL      FOREIGN     CPI/SHEKEL     FOREIGN
                                INTEREST      CURRENCY     INTEREST       CURRENCY
                                CONTRACTS     CONTRACTS    CONTRACTS     CONTRACTS
                                  -----         -----        -----          -----
                                    REPORTED AMOUNTS           REPORTED AMOUNTS
                                  -------------------        --------------------
                              NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                  -----         -----        -----          -----

Gross positive fair value            -           3.5          1.4           9.5
Gross negative fair value          0.5             -          0.1           2.4
                                   ---           ---          ---           ---

Total                             (0.5)          3.5          1.3           7.1
                                   ===           ===          ===           ===

     B.   DERIVATIVE INSTRUMENTS CREDIT RISK ACCORDING TO THE OPPOSITE PARTY TO
          THE CONTRACT

                                                                        DECEMBER 31, 2005
                                                                -------------------------------
                                                                        REPORTED AMOUNTS
                                                                -------------------------------
                                                                          NIS MILLIONS
                                                                -------------------------------
                                                                BANKS    CENTRAL BANKS     TOTAL
                                                                ----          ----         ----

Gross positive fair value of derivative instruments              3.5             -          3.5
Off-balance sheet credit risk in
 respect of derivative instruments (2)                          18.2           1.4         19.6
                                                                ----          ----         ----

Total credit risk in respect of derivative instruments          21.7           1.4         23.1
                                                                ====          ====         ====

                                                       DECEMBER 31, 2004
                                                --------------------------------
                                                       REPORTED AMOUNTS
                                                --------------------------------
                                                         NIS MILLIONS
                                                --------------------------------
                                                BANKS    CENTRAL BANKS     TOTAL
                                                ----          ----          ----

Gross positive fair value
 of derivative instruments                       1.4           9.5          10.9
Off-balance sheet credit risk in
 respect of derivative instruments (2)          25.7          26.8          52.5
                                                ----          ----          ----

Total credit risk in respect of
 derivative instruments                         27.1          36.3          63.4
                                                ====          ====          ====

     (1)  Derivatives comprising part of the asset and liability management of the Bank, not designated for hedging purposes.

     (2)  Off-balance sheet credit risk relating to derivative instruments
          (including those with a negative fair value) as computed for limitation on individual borrower indebtedness.

                                     F - 65

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 20A - DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY
           PERIODS (CONT'D)

     C.   MATURITY PERIOD - STATED AMOUNTS AT YEAR-END

                                                 DECEMBER 31, 2005
                                       ----------------------------------
                                                 REPORTED AMOUNTS
                                       ----------------------------------
                                      UP TO        FROM 3 MONTHS
                                     3 MONTHS       TO 1 YEAR       TOTAL
                                       -----          -----         -----
                                   NIS MILLIONS    NIS MILLIONS  NIS MILLIONS
                                       -----          -----         -----

CPI/Shekel interest contracts           25.3           20.5          45.8
Foreign currency contracts             151.2              -         151.2
                                       -----          -----         -----

Total                                  176.5           20.5         197.0
                                       =====          =====         =====

                                                DECEMBER 31, 2004
                                       -----------------------------------
                                                REPORTED AMOUNTS
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
     Therefore, the fair value is arrived at by using accepted pricing models, such as the present value of future cash flows discounted at interest rates, which reflect the level of risk intrinsic to the financial instrument. Estimating the fair value by way of determining the future cash flows and setting the discount interest rate is subjective. Therefore, regarding most of the financial instruments, the fair value estimate is not necessarily an indication of the instrument's realizable value on balance sheet date. The estimate of the fair value was made at interest rates prevailing at balance sheet date and did not take interest rate fluctuations into consideration. The use of other interest rates could result in significantly different fair values. This is especially true in regard to non-interest bearing financial instruments or those bearing fixed interest rates. Furthermore, commissions receivable or payable as a result of the business activity were not taken into account and neither was the tax effect.

                                     F - 66

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 20B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     FAIR VALUE OF FINANCIAL INSTRUMENTS (CONT'D)

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

     CREDIT TO THE PUBLIC - The fair value of the balance of credit to the public was arrived at by using the method of the present value of future cash flows discounted at an appropriate interest rate. The balance of such credit was segmented into several categories. The future aggregate cash flows of each category (principal and interest) were calculated. Such cash inflows were discounted at an interest rate, which reflects the level of risk intrinsic in the credit. Generally, this interest rate is set on the basis of the rate at which similar transactions of the Bank were effected as at balance sheet date. For short-term balances of credit (for an initial period of up to three months), or balances at variable market interest rates (prime, Libor, etc.), which change at intervals of up to three months, their stated value is considered to be their fair value.

     The fair value of problematic debts was calculated by using discount rates reflecting their intrinsic high credit risk. In any event, such discount rates were not less than the highest interest rate used by the Bank in its operations proximate to balance sheet date. The future cash flows of problematic debts were calculated net of the specific allowances for doubtful debts. The general and supplementary allowances for doubtful debts in an aggregate amount of NIS 57.6 million (on December 31, 2004 - NIS 67.7 million), were not deducted from the balance of credit to the public for cash flows purposes in assessing the fair value.

     PERPETUAL DEPOSITS WITH THE ISRAELI TREASURY - The accepted pricing models cannot be applied to such deposits. Therefore, their book value is considered to be their fair value (see Note 8 for details of the terms of these deposits).

     DEPOSITS, DEBENTURES AND CAPITAL NOTES - The fair value of these liabilities was arrived at by the method of discounting the future cash flows at the interest rate paid by the Bank in obtaining similar deposits, or the interest rate of similar debentures and capital notes issued by the
     Bank, prevailing as at balance sheet date.

                                     F - 67

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
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

     DERIVATIVE FINANCIAL INSTRUMENTS - Instruments having an active market, were valued at market value. Where these instruments are traded on several markets, valuation was based on quotations in the most active market.
     Derivatives that are not traded on an active market, were valued based on models used by the Bank in its current operations which take into consideration the intrinsic risk of the financial instrument (market risk, credit risk etc.).

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

     Following are balances and fair value estimates of financial instruments:

                                                           DECEMBER 31, 2005
                                      ----------------------------------------------------------
                                                BALANCE SHEET AMOUNTS
                                      -----------------------------------------
                                                        OTHER
                                     FINANCIAL        FINANCIAL
                                    INSTRUMENTS(1)  INSTRUMENTS(2)       TOTAL          FAIR VALUE
                                      -------          -------          -------          -------
                                                           REPORTED AMOUNTS
                                      ----------------------------------------------------------
                                    NIS MILLIONS    NIS MILLIONS     NIS MILLIONS     NIS MILLIONS
                                      -------          -------          -------          -------
FINANCIAL ASSETS
Cash and deposits with banks             56.2             16.7             72.9             73.2
Securities                               62.5              0.7             63.2             63.2
Credit to the public                    486.7          7,194.0          7,680.7          7,669.4
Credit to governments                     1.8             57.2             59.0             60.0
Other financial assets                    6.0                -              6.0              6.0
Perpetual deposits with the
 Israeli Treasury                       828.2                -            828.2            828.2
                                      -------          -------          -------          -------

Total financial assets                1,441.4          7,268.6          8,710.0          8,700.0
                                      =======          =======          =======          =======

FINANCIAL LIABILITIES
Deposits of the public                  106.9             71.3            178.2            180.0
Deposits of banks                     1,033.7             15.1          1,048.8          1,048.1
Deposits of the Government
 and a perpetual deposit                  0.1          6,883.0          6,883.1          6,877.4
Capital notes                               -             26.9             26.9             27.3
Other financial liabilities              22.0                -             22.0             22.0
                                      -------          -------          -------          -------

Total financial liabilities           1,162.7          6,996.3          8,159.0          8,154.8
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

                                     F - 68

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 20B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     PRINCIPAL METHODS AND ASSUMPTIONS USED FOR THE CALCULATION OF THE FAIR
     VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     Following are balances and fair value estimates of financial instruments:
     (cont'd)

                                                         DECEMBER 31, 2004
                                      ----------------------------------------------------------
                                               BALANCE SHEET AMOUNTS
                                      -----------------------------------------
                                                       OTHER
                                     FINANCIAL        FINANCIAL
                                   INSTRUMENTS(1)   INSTRUMENTS(2)       TOTAL         FAIR VALUE
                                      -------          -------          -------          -------
                                                           REPORTED AMOUNTS
                                      ----------------------------------------------------------
                                   NIS MILLIONS     NIS MILLIONS     NIS MILLIONS     NIS MILLIONS
                                      -------          -------          -------          -------

FINANCIAL ASSETS
Cash and deposits with banks             95.4             22.5            117.9            118.4
Securities                               56.6              3.4             60.0             60.0
Credit to the public                    857.5          7,135.9          7,993.4          8,016.2
Credit to governments                       -             72.7             72.7             74.1
Other financial assets                   13.0                -             13.0             13.0
Perpetual deposits with the
 Israeli Treasury                       806.5                -            806.5            806.5
                                      -------          -------          -------          -------

Total financial assets                1,829.0          7,234.5          9,063.5          9,088.2
                                      =======          =======          =======          =======

FINANCIAL LIABILITIES
Deposits of the public                  116.5            288.8            405.3            408.5
Deposits of banks                     1,403.9             24.1          1,428.0          1,428.3
Deposits of the Government
 and a perpetual deposit                  0.1          6,654.5          6,654.6          6,656.0
Capital notes                               -             25.3             25.3             27.0
Other financial liabilities              23.0                -             23.0             23.0
                                      -------          -------          -------          -------

Total financial liabilities           1,543.5          6,992.7          8,536.2          8,542.8
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

                                     F - 69

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 21 - INTERESTED AND RELATED PARTIES

     "Related Parties" and "Interested Parties" of the Bank, as defined in
     Opinion No. 29 of the Institute of Certified Public Accountants in Israel
     and the Securities Regulations (Preparation of Annual Financial Statements)
     - 1993, are: The State of Israel; Bank Hapoalim B.M.; Israel Discount Bank
     Ltd.; Bank Leumi le-Israel B.M.; the General Manager, Directors of the Bank
     and companies related to them, affiliates of the Bank and their related companies.

     The Bank conducts transactions with all or some of the aforementioned parties, in the ordinary course of business on terms applicable to its transactions in general. As it is not practical to separately record the transactions with such entities, it is not possible to reflect the information required by the said Opinion except for the following details:

     A.   BALANCES

                                                   DECEMBER 31, 2005                                      DECEMBER 31, 2004
                                  --------------------------------------------------- ---------------------------------------------------
                                     AFFILIATES AND THEIR         DIRECTORS AND        AFFILIATES AND THEIR         DIRECTORS AND
                                      RELATED COMPANIES          GENERAL MANAGER        RELATED COMPANIES           GENERAL MANAGER
                                  ------------------------- ------------------------- ------------------------- -------------------------
                                                  HIGHEST     BALANCE AT   HIGHEST                   HIGHEST      BALANCE AT   HIGHEST
                                    BALANCE AT    BALANCE      BALANCE     BALANCE     BALANCE AT    BALANCE       BALANCE     BALANCE
                                  BALANCE SHEET  DURING THE     SHEET     DURING THE    BALANCE     DURING THE      SHEET     DURING THE
                                      DATE        YEAR(1)       DATE       YEAR(1)       DATE        YEAR(1)        DATE        YEAR(1)
                                  ------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------
                                                                            REPORTED AMOUNTS
                                  -------------------------------------------------------------------------------------------------------
                                  NIS MILLIONS NIS MILLIONS NIS MILLIONS NIS MILLIONS NIS MILLIONS NIS MILLIONS NIS MILLIONS NIS MILLIONS
                                  ------------ ------------ ------------ ------------ ------------ ------------ ------------ ------------

ASSETS
Credit to the public                  0.3          0.4            -            -          0.4          17.5            -            -

LIABILITIES
Deposits of the public                  -          0.1            -          0.6          0.1           0.1          0.6          0.6
Other liabilities                       -            -          0.2          0.2            -             -          0.1          0.1

CREDIT RISK IN OFF-BALANCE
 SHEET FINANCIAL INSTRUMENTS            -            -            -            -            -           0.7            -            -

     (1)  On the basis of the balances at the end of each month.

                                     F - 70

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 21 - INTERESTED AND RELATED PARTIES (CONT'D)

     B.   SUMMARY OF RESULTS OF OPERATIONS WITH INTERESTED AND RELATED PARTIES

                                        2005           2004
                                    ------------   ------------
                                    DIRECTORS AND  DIRECTORS AND
                                       GENERAL       GENERAL
                                       MANAGER       MANAGER
                                    ------------   ------------
                                         REPORTED AMOUNTS
                                    ---------------------------
                                    NIS MILLIONS   NIS MILLIONS
                                    ------------   ------------

Profit from financing
 operations before allowance
 for doubtful debts (1)                     -            -
Allowance for doubtful debts                -            -
Operating and other expenses (2)          2.4          1.0

     (1)  See details in D hereunder.

     (2)  See details in C hereunder.

     C.   BENEFITS TO INTERESTED PARTIES

                                             2005                      2004
                                   ------------------------  ------------------------
                                          DIRECTORS AND            DIRECTORS AND
                                         GENERAL MANAGER         GENERAL MANAGER
                                   ------------------------  ------------------------
                                        REPORTED AMOUNTS         REPORTED AMOUNTS
                                   ------------------------  ------------------------
                                                  NUMBER OF                 NUMBER OF
                                   NIS MILLIONS  RECIPIENTS  NIS MILLIONS  RECIPIENTS
                                   ------------  ----------  ------------  ----------

Interested parties employed by
 the Bank (1)                           1.7           2       (2)0.2           2
Fees to directors not employed
 by the Bank                            0.7          10          0.8          11

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

                                     F - 71

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 21 - INTERESTED AND RELATED PARTIES (CONT'D)

     D.   RESULTS OF FINANCING OPERATIONS (BEFORE ALLOWANCE FOR DOUBTFUL DEBTS)
          WITH INTERESTED AND RELATED PARTIES

                                                        2005              2004             2003
                                                      --------          --------         --------
                                                                    REPORTED AMOUNTS
                                                      --------------------------------------------
                                                   NIS MILLIONS       NIS MILLIONS     NIS MILLIONS
                                                      --------          --------         --------

Income deriving from credit to the public                    -                 -                -
Expenses deriving from deposits of the public                -                 -                -
                                                      --------          --------         --------
Net results from financing operations
 before allowance for doubtful debts                         -                 -                -
                                                      ========          ========         ========

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

     E.   CREDIT TO THE ISRAEL ELECTRIC CORPORATION LTD. AND DEPOSITS OF THE
          GOVERNMENT

     The Bank has provided long-term credit to the Israel Electric Corporation
     Ltd. which was granted out of a deposit of the State. The State provided a guarantee as security for the repayment of such credit to the Bank. As at
     December 31, 2005 the balance of the credit was NIS 6,405 million (as at
     December 31, 2004 - NIS 6,167 million). Income in the total amount of NIS
     854 million was recorded in respect of the aforementioned credit in 2005 compared with NIS 364 million in 2004, constituting more than 10% of the profit from financing operations before the allowance for doubtful debts in the said years.

     As aforementioned, the source for this credit was a deposit of the State of
     Israel. In addition to the said deposit, the balance of the Government deposits includes also deposits made in order to provide loans in the framework of the Kibbutzim arrangement and other deposits made in order to provide other long-term loans. As at December 31, 2005 the overall balance of the Government deposits amounted to NIS 6,883 million compared with NIS
     6,655 million as at December 31, 2004. Financing expenses in the amount of
     NIS 902 million were recorded in 2005 in respect of the Government deposits compared with NIS 385 million in 2004.

                                     F - 72

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 22 - PROFIT FROM FINANCING OPERATIONS BEFORE ALLOWANCE FOR DOUBTFUL DEBTS

                                                               2005             2004            2003
                                                               -----           -----           -----
                                                                         REPORTED AMOUNTS
                                                               -------------------------------------
                                                           NIS MILLIONS    NIS MILLIONS     NIS MILLIONS
                                                               -----           -----           -----
A. INCOME (EXPENSES) DERIVING FROM ASSETS:
Credit to the public                                           979.3           524.7           143.0
Credit to governments                                            1.0             1.1            (3.8)
Deposits with Bank of Israel                                     0.1               -             0.3
Deposits with banks                                              8.2             2.9            (0.6)
Debentures                                                       0.3             0.6             1.1
                                                               -----           -----           -----
                                                               988.9           529.3           140.0
                                                               -----           -----           -----

B. (EXPENSES) INCOME DERIVING FROM LIABILITIES
Deposits of the public                                         (15.4)          (24.0)          (32.3)
Deposits of the Government                                    (901.7)         (385.0)           59.8
Deposits of Bank of Israel                                     (43.0)          (72.6)         (196.2)
Deposits of banks                                                0.7            (2.7)            4.4
                                                               -----           -----           -----
                                                              (959.4)         (484.3)         (164.3)
                                                               -----           -----           -----

C. INCOME DERIVING FROM DERIVATIVE FINANCIAL
   INSTRUMENTS
Net income from derivative instruments ALM *                     1.8             5.0            47.2
                                                               -----           -----           -----
                                                                 1.8             5.0            47.2
                                                               -----           -----           -----

D. OTHER INCOME AND EXPENSES
Commissions from financing operations                           13.4            14.7            16.7
Other financing income**                                        28.1            13.1            44.7
Other financing expenses                                       (11.2)          (11.6)          (14.2)
                                                               -----           -----           -----
                                                                30.3            16.2            47.2
                                                               -----           -----           -----
Total profit from financing operations before
 allowance for doubtful debts                                   61.6            66.2            70.1
                                                               =====           =====           =====

Including - exchange rate differences, net                      15.6            11.5             0.2
                                                               =====           =====           =====

E. RESULTS FROM INVESTMENTS IN DEBENTURES
Financing income on accrual basis on available-for-
 sale debentures (included in income from assets)                0.3             0.6             1.1
Gain from sale of available-for-sale debentures
 (included in other financing income)                              -             0.5             0.7
                                                               -----           -----           -----

Total profit from investments in debentures                      0.3             1.1             1.8
                                                               =====           =====           =====

*    Derivatives comprising part of the asset and liability management system of the Bank, not designated for hedging purposes

**   Including income from interest collected in
      respect of problematic debts                              21.6            10.5             1.6
                                                               =====           =====           =====

                                     F - 73

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 23 - OPERATING COMMISSIONS

                                                      2005         2004         2003
                                                      ----         ----         ----
                                                              REPORTED AMOUNTS
                                                       -----------------------------
                                                  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                      ----         ----         ----

Ledger fees (in Israeli and foreign currency)          1.1          1.6          2.3
Payment order system services                          0.1          0.2          0.5
Customer foreign trade transactions                    0.2          0.1          1.5
Credit handling and drafting of contracts              0.1          0.3          0.2
Computerized information services and
 confirmations                                         0.1          0.1          0.2
Other                                                  0.6          1.8          1.8
                                                       ---          ---          ---

Total operating commissions                            2.2          4.1          6.5
                                                       ===          ===          ===

NOTE 24 - GAINS ON INVESTMENTS IN SHARES

                                                             2005          2004          2003
                                                             ----          ----          ----
                                                                      REPORTED AMOUNTS
                                                             --------------------------------
                                                         NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                             ----          ----          ----

Gains on sale of available-for-sale shares                   11.3          38.0           8.5
Dividend from available-for-sale and trading shares             -           3.5           1.8
                                                             ----          ----          ----

Total gains on investments in shares                         11.3          41.5          10.3
                                                             ====          ====          ====

NOTE 25 - OTHER INCOME

                                   2005         2004          2003
                                   ----         ----          ----
                                          REPORTED AMOUNTS
                                   -------------------------------
                              NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                   ----         ----          ----

Gains on severance funding          0.6          1.0          1.6
Other                               4.1          3.6          3.9
                                    ---          ---          ---

Total other income                  4.7          4.6          5.5
                                    ===          ===          ===

                                     F - 74

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 26 - SALARIES AND RELATED EXPENSES

                                                  2005           2004           2003
                                                  -----         -----          -----
                                                            REPORTED AMOUNTS
                                                  ----------------------------------
                                              NIS MILLIONS  NIS MILLIONS   NIS MILLIONS
                                                  -----         -----          -----

Salaries                                           14.5         *16.5           25.5
Severance pay, provident fund, pensions,
 further education fund, vacation pay,
 sick leave pay and long service bonuses            2.8         * 2.3            6.6
National insurance                                  0.8           0.9            1.5
Other related expenses                              0.1             -            0.1
                                                  -----         -----          -----

Total salaries and related expenses                18.2          19.7           33.7
                                                  =====         =====          =====

     *    Reclassified.

NOTE 27 - OTHER EXPENSES

                                                            2005          2004          2003
                                                            ----          ----          ----
                                                                     REPORTED AMOUNTS
                                                            --------------------------------
                                                        NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                            ----          ----          ----

Marketing and advertising                                    0.1           0.1           0.2
Communications (postage, telephone,
 courier fees, etc.)                                         0.4           0.6           0.8
Computer (not including salaries and
 depreciation)                                               4.3           5.2           3.5
Office expenses                                              0.3           0.3           0.5
Insurance                                                    4.7           6.3           4.8
Professional services                                        4.8           6.3           7.0
Directors' fees (not including a director employed
 as a senior executive)                                      0.7           0.8           0.9
Staff training, further education, etc                         -             -           0.1
Other                                                        1.2           0.8           2.9
                                                            ----          ----          ----

Total other expenses                                        16.5          20.4          20.7
                                                            ====          ====          ====

                                     F - 75

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 28 - TAXES ON INCOME

     A.   COMPOSITION:

                                        2005       2004        2003
                                        ----       ----        ----
                                             REPORTED AMOUNTS
                                        ---------------------------
                                   NIS MILLIONS NIS MILLIONS NIS MILLIONS
                                        ----       ----        ----
Taxes for the current year                 -          -          -
Taxes in respect of prior years            -          -       (2.7)
                                         ---        ---        ---

Provision for taxes on income              -          -       (2.7)
                                         ===        ===        ===

     B.   RECONCILIATION BETWEEN THE THEORETICAL TAX AND THE TAX EXPENSE

     Following is the reconciliation between the theoretical tax applying to the operating profit of the Bank, based on the statutory tax rate applicable to banks in Israel, and the tax expense on operating profit, as reflected in the statement of income:

                                                           2005             2004             2003
                                                          -----            -----            -----
                                                                    REPORTED AMOUNTS
                                                          ---------------------------------------
                                                      NIS MILLIONS     NIS MILLIONS      NIS MILLIONS
                                                          -----            -----            -----

Statutory tax rate                                        43.59%           45.76%           45.55%
                                                          =====            =====            =====

Tax (tax savings) at the valid statutory rate              (3.7)             0.6            (48.7)

Tax (tax savings) in respect of:
Differences from adjustment of monetary
  assets, net                                               2.2              0.2              1.2
General and supplementary allowances for
  doubtful debts                                           (5.2)            (8.9)            (2.5)
Non-deductible expenses                                     0.1              0.1              0.1
Exempt income                                                 -             (0.3)               -
Differences and tax benefits in respect of which
 deferred taxes had not been recorded, net                  3.6              4.8             38.1
Loss for purposes of profit VAT which
 cannot be set off                                          3.0              3.5             11.8
Taxes in respect of prior years                               -                -             (2.7)
                                                          -----            -----            -----

Tax expense reflected in the statement of income              -                -             (2.7)
                                                          =====            =====            =====

     C.   The Bank has been issued final tax assessments for all years through
          2000.

     D.   Carryforward tax losses in respect of which deferred tax assets were not recorded total NIS 693 million (in 2004 - NIS 641 million).

                                     F - 76

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 28 - TAXES ON INCOME (CONT'D)

     E.   In 2005 and 2004, the Bank recorded VAT on salaries receivable in the amounts of NIS 3.0 million and NIS 3.1 million, respectively, as a result of losses for purposes of VAT on profit.

     F.   On July 25, 2005 the Knesset passed the Law for the Amendment of the
          Income Tax Ordinance (No. 147 and Temporary Order) - 2005 (hereinafter
          - Amendment 147). The Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2006 the tax rate will be 31%, in 2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of
          25%. Accordingly the statutory tax rate that will apply to the Bank will be 41.03% in the 2006 tax year, 39.32% in 2007, 37.61% in 2008,
          36.75% in 2009 and 35.90% in 2010.

NOTE 29 - DESIGNATED DEPOSITS AND CREDIT AND DEPOSITS GRANTED THEREFROM

                                                       DECEMBER 31      DECEMBER 31
                                                          2005            2004
                                                        -------          -------
                                                        REPORTED        REPORTED
                                                        AMOUNTS          AMOUNTS
                                                        -------          -------
                                                     NIS MILLIONS      NIS MILLIONS
                                                        -------          -------

CREDIT AND DEPOSITS OUT OF DESIGNATED DEPOSITS
Credit to the public                                    6,619.4          6,395.6
                                                        -------          -------

Total                                                   6,619.4          6,395.6
                                                        =======          =======

DESIGNATED DEPOSITS
Deposits of the Government                              6,761.4          6,539.7
                                                        -------          -------

Total                                                   6,761.4          6,539.7
                                                        =======          =======

     Credit out of designated deposits includes NIS 6,405.0 million, which is secured by a State guarantee. The annual interest margin in respect of this credit amounts to NIS 0.3 million (on December 31, 2004 the balance of the credit secured by a State guarantee was NIS 6,167.3 million).

                                     F - 77

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 30 - INFORMATION ON NOMINAL DATA BASIS

                                  DECEMBER 31       DECEMBER 31
                                     2005              2004
                                    -------          -------
                                 NIS MILLIONS      NIS MILLIONS
                                    -------          -------

Total assets                        8,720.7          9,078.2
Total liabilities                   8,193.4          8,570.1
                                    -------          -------

Total shareholders' equity            527.3            508.1
                                    =======          =======

                                    2005           2004           2003
                                ------------   ------------   ------------
                                NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                ------------   ------------   ------------

Nominal net earnings (loss)          (8.4)          1.4         (99.9)

NOTE 31 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS

     A.   The bank's financial statements conform with Israeli generally accepted accounting principles and the instructions of the Supervisor of Banks in Israel ("Israeli GAAP"), which differ in certain respects from those generally accepted in the United States of America ("U.S.
          GAAP") as described below:

          1.   EFFECT OF INFLATION:

          The Bank, in accordance with Israeli GAAP, comprehensively includes the effect of price level changes in the accompanying financial statements, as described in Note 1C. According to such Israeli accounting principles, the Bank has discontinued the adjustment of the financial statements as at January 1, 2004.

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

                                     F - 78

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 31 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS (CONT'D)

     A.   (CONT'D)

          2.   SPECIFIC PROVISION FOR LOAN LOSSES (CONT'D)

          b.   The realizable value of any security for the loan; and

          c.   The cost associated with obtaining repayment and realization of any such security.

          In accordance with U.S. GAAP:

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

          In accordance with the aforementioned requirements, a portion of the general allowance, as at December 31, 1991, equal to 1% of the total debt to which it was related at that date, is to be maintained in inflation adjusted values.

                                     F - 79

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 31 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS (CONT'D)

     A.   (CONT'D)

          3.   GENERAL PROVISION FOR LOAN LOSSES (CONT'D)

          In accordance with U.S. GAAP:

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

          4.   NON-PARTICIPATING PREFERENCE SHARES

          Preferred D and DD shares that were issued by the Bank, pay 7.5%
          cumulative dividend, linked to the U.S. dollar exchange rate and redeemable by the Bank. The redemption dates of these preferred shares will be determined by the Bank, subject to the approval of the State of Israel's Treasury.

          In accordance with Israeli GAAP:

          These preferred shares are presented as a liability and not as part of shareholders' equity since they are redeemable.

          In accordance with U.S. GAAP:

          Since the Bank controls the decision on the redemption and since it does not anticipate that it will redeem the preferred shares, these preferred shares are presented as part of the shareholders' equity.

          5.   LIABILITY FOR TERMINATION BENEFITS IN REGARD WITH COLLECTIVE
               TERMINATION AGREEMENT AND PERSONAL AGREEMENTS

          In accordance with Israeli GAAP:

          The Bank recognized a liability for involuntary termination benefits in accordance with the collective termination agreement and certain personal agreements, for those employees that under the Bank's management best estimation it is probable that they will be involuntary terminated. The liability was calculated under the assumption that those employees would be terminated as at the Balance
          Sheet date.

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

                                     F - 80

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 31 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS (CONT'D)

     A.   (CONT'D)

          5.   LIABILITY FOR TERMINATION BENEFITS IN REGARDS WITH COLLECTIVE
               TERMINATION AGREEMENT AND PERSONAL AGREEMENTS (CONT'D)

          In accordance with U.S. GAAP:

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

          As discussed in Note 1A, the "Run-Off" plan which was originally supposed to end as of June 30, 2006, was extended until July 31, 2008.
          This resulted in a change of an accounting estimate and the remaining liability and loss are now recognized over the new expected future service period which is expected to end on July 31, 2008.

          6.   LINKAGE DIFFERENCES ON PERPETUAL DEPOSIT WITH THE ISRAELI
               TREASURY

          In accordance with Israeli GAAP:

          Linkage differences on the perpetual deposit with the Israeli Treasury was credited to the shareholders' equity item.

          In accordance with U.S. GAAP:

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

          In accordance with U.S. GAAP:

          Both the accrued but not yet paid dividend on the preferred shares and the dollar exchange rate linkage differences on the principal of the preferred shares net of the erosion deriving from the change in the general purchasing power of the Israeli currency were added to the calculation of the loss on the ordinary A shares.

                                     F - 81

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 31 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP AND THEIR EFFECT ON
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

          In accordance with U.S. GAAP:

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

          In accordance with U.S. GAAP:

          The transactions mentioned above do not meet the set off conditions under U.S. GAAP, hence, the deposits and loans are presented on gross basis.

                                     F - 82

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

          e.   See note 4E regarding a customer's debt reclassified to
               securities item and presented according to market value of the shares pledged in favor of the Bank. In accordance with U.S. GAAP this customer's debt is presented in credit to public balance sheet line item.

          11.  STATEMENT OF OTHER COMPREHENSIVE INCOME

          In accordance with Israeli GAAP:

          No disclosure is given regarding comprehensive income.

          In accordance with US GAAP:

          SFAS 130 "Reporting comprehensive income" requires that all items that are required to be recognized under the accounting standards as components of comprehensive income be reported in a financial statement and displayed in the same prominence as other financial statements. It requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b)
          display the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of the statement of financial position.

                                     F - 83

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 31 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS (CONT'D)

     B.   The effect of the material differences between Israeli and U.S. GAAP on the financial statements

          1.   STATEMENTS OF OPERATIONS:

                                                       YEAR ENDED DECEMBER 31
                                              --------------------------------------------
                                                  2005           2004           2003
                                              ------------    ------------   ------------
                                    NOTE      NIS MILLIONS    NIS MILLIONS   NIS MILLIONS
                                    ----      ------------    ------------   ------------
(A)
Net earnings (loss) as
 reported, according to
 Israeli GAAP                                      (8.4)           1.4         (104.4)
                                                   ----          -----          -----

Specific provision for loan
 losses                             31.A.2          5.0            2.6           (2.4)
General provision for loan
 losses                             31.A.3        (12.0)          (8.9)          (3.9)
Liability for termination
 benefits                           31.A.5         (1.8)          (6.9)         (15.3)
Linkage differences on
 perpetual deposits with
 the Israeli Treasury               31.A.6         34.3           (8.2)         (31.2)
                                                   ----          -----          -----
                                                   25.5          (21.4)         (52.8)
                                                   ----          -----          -----
Net earnings (loss)
 according to U.S. GAAP                            17.1          (20.0)        (157.2)
                                                   ====          =====          =====

                                                             YEAR ENDED DECEMBER 31
                                                   ----------------------------------------
                                                  2005               2004              2003
                                                   ---                ---               ---
                                                   NIS                NIS               NIS
                                                   ---                ---               ---

(B) Earnings (loss) per share

BASIC EARNINGS (LOSS) PER "A" ORDINARY
 SHARE:
As reported according to Israeli GAAP             (80.06)             13.27            (994.84)
As reported according to U.S. GAAP             (3,983.55)         (3,019.28)        (10,579.77)
Number of shares                                  15,100             15,100             15,100

                                     F - 84

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 31 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS (CONT'D)

     2.   BALANCE SHEET:

                                                     DECEMBER 31, 2005                             DECEMBER 31, 2004
                                           --------------------------------------         --------------------------------------
                                        AS REPORTED     ADJUSTMENTS      U.S. GAAP     AS REPORTED     ADJUSTMENTS      U.S. GAAP
                                           -------         -----          -------         -------         -----          -------
                                        NIS MILLIONS    NIS MILLIONS    NIS MILLIONS   NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                           -------         -----          -------         -------         -----          -------

Cash and deposits with banks                  72.9             -             72.9           117.9             -            117.9
Securities (1)(2)(3)                          63.2         (63.2)               -            60.0         (60.0)               -
Available-for-sale
 securities (1)                                  -           6.4              6.4               -           6.3              6.3
Credit to the public (3)(4)(5)(6)          7,680.7         (30.8)         7,649.9         7,993.4         (27.5)         7,965.9
Credit to governments (4)(12)                 59.0         552.3            611.3            72.7         583.2            655.9
Fixed assets                                   1.2             -              1.2             1.9             -              1.9
Other assets (2)(4)(7)                        15.6         164.8            180.4            26.0         168.8            194.8
Perpetual deposits with the
 Israeli Treasury (11)                       828.2        (293.8)           534.4           806.5        (306.3)           500.2
                                           -------        ------          -------         -------        ------          -------
Total assets                               8,720.8         335.7          9,056.5         9,078.4         364.5          9,442.9
                                           =======        ======          =======         =======        ======          =======

Deposits of the public (8)                   178.2          (5.2)           173.0           405.3         (12.4)           392.9
Deposits of banks (8)                      1,048.8         (10.8)         1,038.0         1,428.0         (15.0)         1,413.0
Deposits of the
 government (8)(12)                        6,883.0         450.5          7,333.5         6,654.6         487.4          7,142.0
Perpetual deposits                             0.1             -              0.1             0.1             -              0.1
Capital notes                                 26.9             -             26.9            25.3             -             25.3
Other liabilities (7)(8)(9)                   56.4         134.5            190.9            56.8         137.6            194.4
Non-participating
 shares (10)                                 330.3        (330.3)               -           309.1        (309.1)               -
Shareholders' equity
 (see 3 below)(3)(5)(6)(9)(10)(11)           197.1          97.0            294.1           199.2          76.0            275.2
                                           -------        ------          -------         -------        ------          -------
Total liabilities and
 shareholders' equity                      8,720.8         335.7          9,056.5         9,078.4         364.5          9,442.9
                                           =======        ======          =======         =======        ======          =======

(1)  Classification from securities item to available-for-sale securities.

(2)  Classification of non-marketable shares from securities item to other assets item (see note 31.A.10.a).

(3)  A customer's debt in respect of which shares were pledged in favor of the
     Bank (see note 31.A.10.e).

(4)  Classification of accrued interest receivables from credit items to other assets item (see note 31.A.10.b).

(5)  Specific provision for loan losses (see note 31.A.2).

(6)  General provision for loan losses (see note 31.A.3).

(7)  Classification of amounts deposited in provident funds in respect of severance pay liabilities from other liabilities item, to other assets item
     (see note 31.A.10.c).

(8)  Classification of accrued interest payables from deposit items to other liabilities items (see Note 31.A.10.d).

(9)  Liability for termination benefits (see note 31.A.5).

(10) Classification of non-participating shares to shareholders' equity item
     (see note 31.A.4).

(11) The agreement between the Bank and the Israeli Treasury regarding the changes in the method of computing the linkage on the perpetual deposits
     (see Note 31.A.8).

(12) Commitment in respect of activity based on collection of loans (see Note
     31.A.9).

                                     F - 85

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2005
--------------------------------------------------------------------------------

NOTE 31 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS (CONT'D)

     3.   STATEMENT OF OTHER COMPREHENSIVE INCOME

                                                             YEAR ENDED DECEMBER 31
                                                        --------------------------------
                                                         2005         2004         2003
                                                        -----        -----        ------
                                                         NIS          NIS           NIS
                                                       MILLIONS     MILLIONS      MILLIONS
                                                        -----        -----        ------

Net earnings (loss) according to U.S. GAAP               17.1        (20.0)       (157.2)

Unrealized gains (losses) on available-for-sale
 securities                                               1.8        (10.0)          5.9
                                                        -----        -----        ------

Net comprehensive income (loss) according to
 U.S. GAAP                                               18.9        (30.0)       (151.3)
                                                        =====        =====        ======

     4.   SHAREHOLDERS' EQUITY:

                                                                      DECEMBER 31     DECEMBER 31
                                                                         2005           2004
                                                                     ------------    ------------
                                                       NOTE          NIS MILLIONS    NIS MILLIONS
                                                       ----          ------------    ------------

Shareholders' equity as reported according to
 Israeli GAAP                                                           197.1          199.2

A customer debt in respect of which shares
 were pledged in favor of the Bank                 31.A.10.e             (3.6)           0.4

Specific provision for loan losses                    31.A.2             (1.1)          (6.2)

General provision for loan losses                     31.A.3             57.6           69.6

Liability for termination benefits                    31.A.5              7.6            9.4

Perpetual deposits with the State of Israel           31.A.8           (293.8)        (306.3)

Classification of non-participating shares to
 shareholders' equity item                            31.A.4            330.3          309.1
                                                                        -----          -----

Shareholders' equity according to U.S. GAAP                             294.1          275.2
                                                                        =====          =====

     C.   STATEMENTS OF CASH FLOWS

     There are no material differences in the presentation of the Statement of
     Cash Flows between Israeli GAAP and US GAAP.

                                     F - 86