Form 20-F/A
period 2005-12-31
INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD
filed 2006-09-20
CIK 50277

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
Based upon our evaluation, our General Manager and Comptroller concluded that our disclosure controls and procedures, as of December 31, 2005, were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our General Manager and Comptroller, as appropriate to allow timely decisions regarding required disclosure. During the period covered by this annual report, we implemented changes in our internal control over financial reporting (as defined in Rule 13a-15 or 15d-15 under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The changes and the issues to which they relate are described in the following paragraphs.

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

Dated: September 20, 2006.

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