Form 20-F
period 2006-12-31
INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD
filed 2007-08-01
CIK 50277

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
     ACT OF 1934

                  For the fiscal year ended December 31, 2006

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
              7-1/2% Registered Subordinated Capital Notes due 1998

                                                                              NUMBER OF SHARES OUTSTANDING AS
                  TITLE OF CLASS                                                   OF DECEMBER 31, 2006
                  --------------                                                   --------------------

Ordinary "A" Shares, par value NIS 0.10 (the "Ordinary A Shares")                          15,100
Ordinary "B" Shares, par value NIS 0.10 (the "Ordinary B Shares")                         134,899
Ordinary "B1" Shares, par value NIS 0.10 (the "Ordinary B1 Shares")                             1
8% Cumulative Participating Preferred Ordinary Shares, par value
NIS 0.001(the "Preferred Ordinary Shares")                                              1,000,000

                                                                              NUMBER OF SHARES OUTSTANDING AS
                  TITLE OF CLASS                                                    OF DECEMBER 31, 2006
                  --------------                                                    --------------------

6% Cumulative Participating Preference "C" Shares, par value
NIS 0.00018 (linked to the U.S.dollar at the rate of $1 = NIS 0.00018) (the
"C Shares")                                                                            17,000,000
6% Cumulative Participating Preference "CC" Shares, par value
NIS 0.003 (linked to the U.S.dollar at the rate of $1 = NIS 0.0003) (the
"CC Shares")                                                                              999,998
6% Cumulative Participating Preference "CC1" Shares, par value
NIS 0.003 (linked to the U.S.dollar at the rate of $1 = NIS 0.0003) (the
"CC1 Shares")                                                                           1,734,779
7-1/2% Cumulative Redeemable Preference "D" Shares, par value
NIS 0.03 (linked to the U.S.dollar at the rate of $1 = NIS 0.0003) (the "D
Shares")                                                                                  163,477
7-1/2% Cumulative Redeemable Preference "DD" Shares, par value
NIS 2.10 (linked to the U.S.dollar at the rate of $1 = NIS 0.0021) (the "DD
Shares")                                                                                   55,409
Unclassified Shares, par value NIS.0.10                                                        --

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

                               Yes [X]     No [_]

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer , or a non-accelerated filer. See definition of
"accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange
Act. (Check one):

  Large accelerated filer [_] Accelerated filer [_] Non-accelerated filer [X]

     Indicate by check mark which financial statement item the registrant has elected to follow:

                           Item 17 [X]     Item 18 [_]

If this is an annual report, inducate by check mark whether the registrant is a shell company (as defined in (Rule 12b-2 of the Securities Exchange Act)).

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

                               Yes [_]     No [_]

                                TABLE OF CONTENTS

Explanatory Notes                                                                            (ii)
Forward-Looking Statements                                                                   (ii)
Industry and Market Data                                                                    (iii)
Presentation of Financial Information                                                       (iii)
Exchange Rate Information                                                                    (iv)
                                     PART I
Item 1 --    Identity of Directors, Senior Management and Advisers                             1
Item 2 --    Offer Statistics and Expected Timetable                                           1
Item 3 --    Key Information                                                                   1
Item 4 --    Information on the Company                                                       22
Item 5 --    Operating and Financial Review and Prospects                                     46
Item 6 --    Directors, Senior Management and Employees                                       67
Item 7 --    Major Shareholders and Related Party Transactions                                81
Item 8 --    Financial Information                                                            85
Item 9 --    The Offer and Listing                                                            90
Item 10 --   Additional Information                                                           92
Item 11 --   Quantitative and Qualitative Disclosures About Market Risk                      109
Item 12 --   Description of Securities Other than Equity Securities                          117
                                    PART II
Item 13 --   Defaults, Dividend Arrearages and Delinquencies                                 118
Item 14 --   Material Modifications to the Rights of Security Holders and Use of Proceeds    121
Item 15 --   Controls and Procedures                                                         122
Item 16A --  Audit Committee Financial Expert                                                123
Item 16B --  Code of Ethics                                                                  123
Item 16C --  Principal Accountant Fees and Services                                          123
Item 16D --  Exemptions from the Listing Standards for Audit Committees                      124
Item 16E --  Purchases of Equity Securities by the Issuer and Affiliated Purchasers          124
                                    PART III
Item 17 --   Financial Statements                                                            125
Item 18 --   Financial Statements                                                            125
Item 19 --   Exhibits                                                                        125

                                       i

                                EXPLANATORY NOTES

     All references in this annual report on Form 20-F for the period ended
December 31, 2006 (this "Annual Report on Form 20-F") to "Industrial Development
Bank" or "the Bank" as well as use of the terms "we," "us," "our" or similar terms, are references to Industrial Development Bank of Israel Limited, a
company incorporated under the laws of the State of Israel on October 7, 1957.

                           FORWARD-LOOKING STATEMENTS

     This Annual Report on Form 20-F, including the exhibits incorporated by reference herein, contains both historical and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not historical facts, but only predictions, and generally can be identified by the use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee" or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals are also forward-looking statements. These forward-looking statements are based on our current expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those currently anticipated. The forward-looking statements included in this annual report are made only as of the date hereof and we undertake no obligation to publicly update these forward-looking statements to reflect new information, future events or otherwise.

     Our actual results, performance and achievements could differ materially from any future results, performance or achievements expressly predicted or implied by these forward looking statements. The important factors which may cause actual results to differ from the forward-looking statements contained herein include, but are not limited to, the following: general economic and business conditions; the continued availability of our special line of credit from the Bank of Israel; the impact of the Run-Off Plan (as defined below, see
"Item 4. Information on the Company-Business Overview-Adoption of the Run-Off
Plan and Amendment of the Special Line of Credit") on our operations; our ability to collect on existing loans; operating costs for our remaining business activities; and the ability to retain employees during the run-off period.
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

     Potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements, including the factors described below in "Item 3. Key Information-Risk Factors," and are cautioned not to place undue reliance on these forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events might or might not occur. We cannot assure you that projected results or events will be achieved.

                                       ii

                            INDUSTRY AND MARKET DATA

     Industry statistics and market data used in this Annual Report on Form 20-F were obtained from market research, publicly available information and industry publications. Industry publications generally state that the information contained in them has been obtained from sources believed to be reliable, but that the accuracy and completeness of this information is not guaranteed.
Similarly, industry and market data, while believed to be reliable, have not been independently verified, and we make no representation as to the accuracy of this information.

                      PRESENTATION OF FINANCIAL INFORMATION

     We state our financial statements in New Israeli Shekels. In this Annual
Report on Form 20-F, references to New Israeli Shekels, NIS or shekels are to the currency of Israel, and references to U.S. dollars, $ or US$ are to the currency of the United States. Our financial statements have been prepared in accordance with the accounting principles generally accepted in Israel, and in accordance with the directives of the Supervisor of Banks in Israel ("Israeli
GAAP"). Unless otherwise indicated, the financial information presented is in accordance with Israeli GAAP. For a discussion of the principal differences between Israeli GAAP and the accounting principles generally accepted in the
United States, or U.S. GAAP, see "Item 17. Financial Statements".

     The financial statements for the year ending December 31, 2006 were prepared in "reported amounts," as provided in Standard 12 of the Israel
Accounting Standards Board regarding discontinuance of the adjustment of financial statements to the Consumer Price Index ("CPI"). Pursuant to this standard and in accordance with Accounting Standard No. 17 that was published in
December 2002, the adjustment of financial statements to the CPI was discontinued as of January 1, 2004. Until December 31, 2003, we prepared
CPI-adjusted financial statements in accordance with the directives of the
Supervisor of Banks, on the basis of the principles of Opinion No. 36 of the
Institute of Certified Public Accountants in Israel. The adjusted amounts presented in the financial statements as of December 31, 2003 are the basis for the financial statements in reported amounts. Any additions made during the period are included according to their nominal values. For a further discussion of the amounts in our financial statements, see "Note 1.C. Financial Statements in Reported Amounts" to our Financial Statements in Item 17 of this Annual
Report on Form 20-F.

     Unless otherwise indicated, information provided in this Annual Report on
Form 20-F, including all operating data presented, is as of December 31, 2006.

                                      iii

                            EXCHANGE RATE INFORMATION

     The following table sets forth, for the periods indicated, the average, high, low and end of period exchange rates between the shekel and the U.S.
dollar, expressed as shekels per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel.

                             AVERAGE(1)         HIGH           LOW        PERIOD END
                             ----------         ----           ---        ----------
YEAR ENDED
December 31, 2006             4.4565           4.725          4.176          4.225
December 31, 2005              4.488           4.741          4.299          4.603
December 31, 2004              4.482           4.634          4.308          4.308
December 31, 2003              4.512           4.924          4.283          4.379
December 31, 2002              4.736           4.994          4.437          4.737

                             AVERAGE(2)         HIGH           LOW        PERIOD END
                             ----------         ----           ---        ----------
MONTH ENDED
June 30, 2007                  4.183           4.291          4.062          4.249
May 31, 2007                   4.001           4.065          3.932          4.033
April 30, 2007                 4.072           4.155          4.018          4.024
March 31, 2007                 4.200           4.222          4.155          4.155
February 28, 2007              4.218           4.254          4.153          4.211
January 31, 2007               4.228           4.260          4.187          4.260
December 31, 2006              4.202           4.234          4.176          4.225

----------
(1)  The average of the exchange rates on the last day of each month during the applicable year.

(2)  The average of the exchange rates for all days during the applicable month.

     As of July 25, 2007, the exchange rate was NIS 4.221 per U.S. dollar, as published by the Bank of Israel.

                                       iv

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A.   SELECTED FINANCIAL DATA

     Our financial statements included in this Annual Report on Form 20-F, as well as the selected financial data presented below, have been prepared in accordance with Israeli GAAP, including the directives of the Supervisor of
Banks in Israel. For a discussion of the principal differences between Israeli
GAAP and U.S. GAAP, see Item 17 of this Annual Report on Form 20-F.

     Our selected financial data presented below is derived from our audited financial statements included in Item 17 of this Annual Report on Form 20-F. Our selected financial data presented below should be read in conjunction with the information contained in "Item 5. Operating and Financial Review and Prospects"
and the financial statements and notes thereto contained below in "Item 17.
Financial Statements" of this Annual Report on Form 20-F.

                             SELECTED FINANCIAL DATA

                                                                    AS AT DECEMBER 31
                                          ---------------------------------------------------------------------
                                             2006            2005          2004         2003           2002
                                          ----------      ----------    ----------   ----------      ----------
                                                                                                     ADJUSTED
                                                              REPORTED AMOUNTS*                      AMOUNTS**
                                          -----------------------------------------------------      ----------
                                         NIS MILLIONS    NIS MILLIONS  NIS MILLIONS NIS MILLIONS  NIS MILLIONS
                                          ----------      ----------    ----------   ----------      ----------

OPERATING DATA:
ISRAELI GAAP

Profit from financing
 operations before allowance
 for doubtful debts                             18.2            61.6          66.2         70.1            79.5
Allowance for doubtful debts                    21.7            44.2          70.2        129.8           401.8
                                          ----------      ----------    ----------   ----------      ----------
Profit (loss) from financing
 operations after allowance
 for doubtful debts                             (3.5)           17.4          (4.0)       (59.7)         (322.3)
                                          ----------      ----------    ----------   ----------      ----------

OPERATING AND OTHER INCOME -
Operating commissions                            1.3             2.2           4.1          6.5            12.3
Gains (losses) from
 investments in shares                          16.4            11.3          41.5         10.3            (4.2)
Other income                                     3.8             4.7           4.6          5.5             4.1
                                          ----------      ----------    ----------   ----------      ----------
Total operating and other income                21.5            18.2          50.2         22.3            12.2
                                          ----------      ----------    ----------   ----------      ----------

OPERATING AND OTHER EXPENSES -
Salaries and related expenses                   17.6            18.2          19.7         33.7            49.7
Expenses (income) in respect of
 employee retirement                             0.5             5.5          (0.8)        (1.5)           35.7
Maintenance and depreciation
 of buildings and equipment                      2.7             3.8           5.7         11.8            14.7
Other expenses                                  14.3            16.5          20.4         20.7            19.7
                                          ----------      ----------    ----------   ----------      ----------
Total operating and other expenses              35.1            44.0          45.0         64.7           119.8
                                          ----------      ----------    ----------   ----------      ----------

Operating profit (loss)
 before taxes on income                        (17.1)           (8.4)          1.2       (102.1)         (429.9)
Erosions and adjustments***                        -               -             -         (4.5)              -
                                          ----------      ----------    ----------   ----------      ----------
Operating profit (loss)
 before taxes on income                        (17.1)           (8.4)          1.2   **  (106.6)         (429.9)

Provision for taxes on operating
   income (tax benefit)                            -               -             -   **    (2.7)           (0.4)
                                          ----------      ----------    ----------   ----------      ----------
Operating profit (loss) after
 taxes on income                               (17.1)           (8.4)          1.2   **  (103.9)         (429.5)

OTHER ITEMS
Special income from the
 Israeli Treasury                                  -               -             -            -             6.4
Share of Bank in losses of
 Affiliates, net of related taxes                  -               -             -   **    (0.4)           (0.5)
Capital gain (loss), net                           -               -           0.2   **    (0.1)            0.1
                                          ----------      ----------    ----------   ----------      ----------
Total other items                                  -               -           0.2   **    (0.5)            6.0
                                          ----------      ----------    ----------   ----------      ----------
NET EARNINGS (LOSS) FOR THE YEAR               (17.1)           (8.4)          1.4   **  (104.4)         (423.5)
                                          ==========      ==========    ==========   ==========      ==========
NET EARNINGS (LOSS) PER SHARE IN
NIS, ORDINARY A SHARES****                  (1,132.4)         (556.3)         92.7     (6,913.9)      (28,046.4)
                                          ----------      ----------    ----------   ----------      ----------

*    For 2004 and thereafter - discontinuance of inflationary adjustment on the basis of the Index of December 2003.

     For 2003 - discontinuance of inflationary adjustment on the basis of the
     Index of December 2002.

**   Amounts adjusted for inflation based on Index of December 2003.

***  Erosions and inflationary adjustments based on the Index of December 2003 of income and expenses that were included in the operating profit before taxes, in reported amounts.

**** The data in respect of prior years was restated. See Note 1.Q to the financial statement in Item 17 of this Annual Report.

                                                          2006           2005          2004           2003              2002
                                                        ---------     ----------     ----------     -----------      ----------
                                                         (IN MILLIONS OF NIS, EXCEPT PER SHARE DATA AND EXCEPT AS OTHERWISE
                                                                                       INDICATED)
                                                                                                                      ADJUSTED
                                                                          REPORTED AMOUNTS                            AMOUNTS
                                                        -------------------------------------------------------      ----------
U.S. GAAP
Net profit (loss) for the year                             (64.9)          17.1          (20.0)         (157.2)         (334.0)

                                                           NIS           NIS            NIS            NIS               NIS
                                                        ---------     ----------     ----------     -----------      ----------

Loss per Ordinary A Shares                              (2,936.4)     (3,983.55)     (3,019.28)     (10,579.77)      (9,603.09)

BALANCE SHEET DATA:
ISRAELI GAAP

Deposits received                                          6,923          8,110          8,488           9,742          11,474
Registered Subordinated Capital Notes                         25             27             25              28              35
Total Liabilities, not including Preference shares         7,006          8,193          8,570           9,847          11,665
Non-participating Preference shares                          303            330            309             314             334
Participating Preference shares*                             187              -              -               -               -
Shareholders' equity*                                         20            197            199             196             276
Loans extended                                             6,519          7,681          7,993           9,190          10,908
Deposits with the Israeli Treasury                           840            853            843             835             871
Credit to foreign government                                   2              7             11              21              82
Amounts receivable from the Israel Treasury in
      respect of linkage increments and exchange
      differences on the Bank's liabilities                   25             27             25              28              35
Total Assets                                               7,516          8,721          9,078          10,356          12,274

*    See Note 1D to the financial statements in

     Item 17 of this Annual Report on Form 20-F

                            2006          2005         2004         2003          2002
                            ----          ----         ----         ----          ----
                        (IN MILLIONS OF NIS, EXCEPT PER SHARE DATA AND EXCEPT AS OTHERWISE
                                                     INDICATED)
                                                                               ADJUSTED
                                           REPORTED AMOUNTS                     AMOUNTS
                            --------------------------------------------          ----

BALANCE SHEET DATA:
U.S. GAAP
Total Assets                7,778        9,056        9,443        10,830        12,929
Total Liabilities           7,551        8,762        9,168        10,525        12,472
Shareholders' equity          227          294          275           305           457

B.   CAPITALIZATION AND INDEBTEDNESS

     Not applicable.

C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

D.   RISK FACTORS

     This section describes some of the risks that could affect our business.
The factors below should be considered in connection with any forward-looking statements in this Annual Report on Form 20-F.

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

     WE HAVE ADOPTED A RUN-OFF PLAN PURSUANT TO WHICH OUR OPERATIONS WILL BE
WOUND DOWN DURING THE RUN-OFF PERIOD, WHICH EXPIRES IN 2008.

     After experiencing a severe liquidity crisis in 2002 and an unsuccessful attempt to sell our assets and liabilities thereafter, our Board of Directors adopted a run-off plan on February 27, 2003, which plan was approved, with certain modifications, by the Ministerial Committee for Social and Economic
Affairs of the Government of Israel on July 29, 2003. Pursuant to the terms of the Run-Off Plan (as defined below; see "Item 4. Information on the
Company-Business Overview-Adoption of the Run-Off Plan and Amendment of the
Special Line of Credit") and the governmental approval thereof, our assets were to be realized in a controlled manner over a defined period of time not to exceed thirty-six (36) months from July 29, 2003. On July 26, 2005 our Board of
Directors decided to extend the Run-Off Plan until July 31, 2008 and its decision was approved by the above government committee on October 10, 2005.

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

     In the audit report relating to our financial statements for our fiscal year ended December 31, 2006 included in this Annual Report on Form 20-F, our independent public accountants, KPMG, stated that our ability to repay our liabilities is contingent upon the continuation of the special line of credit from the Bank of Israel and implementation of the Run-Off Plan, in addition to the continued forebearance by the Bank of Israel.

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

     In a subsequent letter dated May 1, 2007, the Governor of the Bank of
Israel notified us that if the proposed plan for the sale and/or transfer of the
Bank's shares (see "Item 4. Information on the Company-Business Overview-Current
Operations under the Run-Off Plan") is implemented prior to August 1, 2008, our banking license will be revoked at the date of the implementation of the outline.

     IF THE PLAN FOR THE SALE OF THE SHARES OF THE BANK IS IMPLEMENTED, OUR C
SHARES, OUR CC SHARES, OUR CC1 SHARES, OUR D SHARES AND OUR DD SHARES, WILL BE
PURCHASED AND/OR REDEEMED DESPITE THE OBJECTION OF SOME SHAREHOLDERS.

     The Ministry of Finance and the Government Companies Authority are
examining a possible Plan for the sale and/or transfer of all of our issued and paid share capital to a third party, in three steps: (a) sale and/or transfer of all of the Bank's securities held by the State and the three large banking groups to a designated purchaser; (b) the purchase by the designated purchaser of the Bank's shares publicly traded on the Tel Aviv Stock Exchange (the Bank's
C Shares, CC Shares, and CC1 Shares), within the framework of an arrangement pursuant to Section 350 of the Companies Law, 1999 (Israel) (the "Companies
Law") which would require court approval and the approval of a special majority of the Bank's public shareholders; and, (c) the redemption by the Bank of the D
Shares and the DD Shares held by the public, including the payment of their accrued preferred dividends (as required by the terms of their offering in the event of their redemption). If the above outline for the sale of our shares is approved and implemented by the required majority-vote, the purchase and/or redemption of these shares as described above will be carried out even without the consent of certain shareholders.

     Additional details regarding the proposed sale of our shares were included in our disclosure on Form 6-K filed with the SEC on June 19, 2007 which is incorporated herein by reference.

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

     If the Government of Israel decides to implement the proposed sale/
redemption plan described above, such sale may be consummated even prior to the expected Run-Off Plan termination date, July 31, 2008, in which case our banking license will be revoked at the date of the implementation of the sale. It is unclear whether we will continue to operate after such sale and what the nature of such operations might be.

     We expect that the Government of Israel will ultimately decide what our status will be upon expiration of the run-off period. We do not know when the
Government of Israel will make a definitive decision with respect to our status after the expiration of the run-off period or the proposed sale/redemption plan.
We note, however, that our status at the expiration of the run-off period is uncertain and that we may cease operations at that time.

     The financial statements included in Item 17 do not include any adjustments that may result from the outcome of the above uncertainty.

     IN ACCORDANCE WITH THE RUN-OFF PLAN AND THE NOTICE OF THE GOVERNOR OF THE
BANK OF ISRAEL REGARDING THE RESTRICTION OF OUR BANKING LICENSE, WE HAVE
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

     WE HAVE SUSPENDED THE PAYMENT OF DIVIDENDS ON OUR C SHARES, OUR CC SHARES,
OUR CC1 SHARES, OUR D SHARES AND OUR DD SHARES, AS WELL AS ON OUR OTHER CLASSES
OF SHARES. THE SUSPENSION OF THE PAYMENT OF DIVIDENDS ON THOSE SHARES MAY
CONTINUE FOR AN INDEFINITE PERIOD OF TIME AND, IN THE FUTURE, WE MAY NOT BE ABLE
TO PAY ANY DIVIDENDS ON THOSE SHARES.

     According to the Companies Law, a company may distribute dividends only from its profits (adjusted to changes in the CPI). Under certain circumstances, however, a company may seek court approval to pay dividends even in the absence of profits. Under the Directives of Proper Banking Procedures, the Supervisor of
Banks has prohibited banking corporations from distributing dividends if, among other things, such banking corporations have losses in one or more of the previous three calendar years or if the aggregate results of three quarters ending in the interim period for which the previous interim financial statements were issued reflect a loss.

     We ended the year 2004 with a modest profit and 2005 and 2006 with losses and, beginning in the first quarter of 2002, we have not had profits from which we could distribute dividends. The last quarterly dividend that we paid in respect of our C Shares, our CC Shares, our CC1 Shares, our D Shares and our DD
Shares was the dividend for the second quarter of 2002, which payment of dividends was made with court approval and approval of the Supervisor of Banks.
In accordance with our Articles we can distribute a dividend only out of earnings of the Bank. As from the second quarter of 2002 the Bank does not even have any nominal earnings.

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

     The aggregate amount of the accrued and unpaid dividends in respect of our
C Shares, our CC Shares, our CC1 Shares, our D Shares and our DD Shares
(including a 1.5% participating dividend for C, CC and CC1 shares) as of
December 31, 2006 is NIS 167.0 million, which amount is not recorded in our financial statements. Of this amount, an amount of NIS 36.81 million is in respect of the fiscal year 2006. The aggregate amount of interest that may or may not be accruing to us pursuant to the deposit agreements as of December 31,
2006 is also NIS 167.0 million, which amount is also not recorded in our financial statements. The non-recording of the above amounts in our financial statements is due to the present uncertainty concerning their eventual payment.
As of March 31, 2007, the aggregate amount of the accrued and unpaid dividends in respect of the above shares is approximately NIS 172.5 million.

     On September 28, 2004, various financial entities that hold our class C, class CC and/or class CC1 Shares filed with the Tel Aviv District Court an originating motion in which the Court was requested to instruct us to pay to our shareholders back dividends at the same rate and relevant quarterly dates as was paid until we last paid a dividend for the second quarter of 2002.

     Our Board of Directors believes the aformentioned matter relating to dividends is related to the question of whether, under the circumstances of a non-distribution of dividends, interest on the perpetual deposits of the Bank with the Israeli Treasury accrues in favor of the Bank. Since the responses received at the time from the Ministry of Finance in this matter have been unclear and insufficient, we filed an originating motion with the Tel Aviv
District Court seeking a declaratory judgment against the State and the aformentioned financial entities which would provide that the interest on the perpetual deposits is indeed accrued in favor of the Bank, as is the position of our Board of Directors on this matter. Following the motion filed by us and by the aforementioned financial entities, the Court ordered that the hearing on the two originating motions be consolidated. In the reply of the Minister of Finance to the originating motions prior to a preliminary hearing that was held on
January 12, 2006, the Minister of Finance announced that his position is that the interest on the perpetual deposits does not accrue in our favor when we do not distribute a dividend, and that in any event, in light of our circumstances, there is no justification for our distributing a dividend. On March 23, 2006, the Court ruled that it will first consider the issue of the accrual of the interest on our deposits with the Treasury, since the decision on this issue will advance the proceeding and the decisions regarding the other relevant issues. In January 2007, the parties completed their arguments on this first issue; however the Court has yet to give its ruling. The fundamental position of our Board of Directors is that if it is ruled that the interest does not accrue on the perpetual deposits, the Board of Directors will reconsider its position regarding renewal of the dividend distribution, subject to the legal and regulatory restrictions applicable to the Bank in this respect, including the need to receive approvals and to amend our Articles of Association.

     See Notes 16 and 21 to the financial statements in Item 17 of this Annual
Report on Form 20-F for additional details regarding this originating motion, the cessation of dividend distribution and the matter of the accrued interest on the perpetual deposits with the Israeli Treasury.

     Under the circumstances, it is unclear when or if the payment of dividends will be resumed. We do not know when a definitive decision with respect to the accrual of interest under the deposit agreements will be made.

     TO CONTINUE OUR LIMITED OPERATIONS DURING THE RUN-OFF PERIOD, WE ARE
DEPENDENT ON A SPECIAL LINE OF CREDIT EXTENDED BY THE BANK OF ISRAEL.

     In August 2002, as a result of the liquidity crisis we experienced at that time, we started drawing on our account with the Bank of Israel. The Governor of the Bank of Israel had notified us on September 9, 2002 of his decision to extend to us a special line of credit, in order to permit us to continue our ongoing operations, and the line was actually granted on November 14, 2002. In connection with the governmental approval of the Run-Off Plan in July 2003 and its extension of the plan in October 2005, the special line of credit extended by the Bank of Israel was amended and restated to provide funding for us throughout the run-off period, subject to certain covenants and commitments. In accordance with the governmental approval of the Run-Off Plan, the Government of
Israel has: (1) assumed responsibility for the repayment of the special line of credit as of July 1, 2005, subject to the condition that the interest on the special line of credit will not exceed, until the expiration of the Run-Off
Plan, the "Bank of Israel's Interest Rate"; and (2) undertaken that if upon the expiration of the Run-Off Plan, there shall remain an unpaid balance of the special line of credit, the government will repay such balance to the Bank of
Israel by July 31, 2008. See "Item 4. Information on the Company-Business
Overview" below for a discussion of the terms of the special line of credit from the Bank of Israel.

     In accordance with the Run-Off Plan under which we are currently operating, we are precluded from extending new loans to customers during the run-off period. Our activities during the run-off period focus on the collection of existing loans. In addition, the terms of the special line of credit impose significant restrictive operating covenants on us, and following the notice from the Governor of the Bank of Israel from January 29, 2006 regarding the limitation of our banking license, we are precluded from carrying on business activities which we did not engage in prior to the granting of our license (June
4, 1989). In addition to the aforementioned restrictions, we are precluded from receiving or renewing deposits. Our failure to comply with the covenants contained in our special line of credit could result in an event of default or a termination of the special line of credit, either of which could materially and adversely affect our operating results and our financial condition.

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

     IN CONNECTION WITH THE RUN-OFF PLAN, OUR BANKING LICENSE MAY BE FURTHER
LIMITED BY THE BANK OF ISRAEL.

     In the letter of the Governor of the Bank of Israel dated October 30, 2005 regarding the extension of the special line of credit until the end of the extended Run-Off Plan (July 31, 2008), it was noted that if the Bank of Israel should see fit, and to the extent required at its sole discretion, additional restrictions regarding our operations will be considered, whether or not as a result of non-conformity with the objectives of the Run-Off Plan.

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
(a) economic conditions in Israel deteriorate; (b) real estate prices or stock prices in Israel decline; (c) the rate of corporate bankruptcies in Israel rises; (d) our large borrowers become insolvent or must be restructured; (e)
additional economic problems arise elsewhere in the world; or (f) the global economic environment deteriorates generally.

     An increase in problem loans and credit-related expenses would adversely affect our remaining operations, would weaken our financial condition and would erode our capital base.

OUR ALLOWANCE FOR DOUBTFUL DEBTS MAY BE INSUFFICIENT TO COVER LOSSES INHERENT IN
THE LOAN PORTFOLIO.

     Our allowance for doubtful debts in our loan portfolio is based, among other things, on assumptions and estimates about our customers, the value of collateral we hold and the economy as a whole and provides a reserve against losses inherent in loans. Estimating losses, however, is inherently uncertain and depends on many factors, including general economic conditions, changes in our appraisal of the financial standing of our borrowers and other counterparties, structural changes in industries that alter the competitive positions of the companies operating in these industries as well as other external factors, such as legal and regulatory requirements.

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

     OUR RECOVERIES FROM TROUBLED BORROWERS MAY BE LOWER THAN EXPECTED.

     We may forbear from exercising some or all of our rights as a creditor against troubled borrowers, and we may forgive loans to them in conjunction with their debt restructuring. Even when our legal rights might permit us to take stronger action against the borrower and even when others might take stronger action against the borrower, we may take other steps in order to maximize recovery or to reduce exposure in the short term.

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

     SINCE OUR LOAN PORTFOLIO IS CONCENTRATED IN ISRAEL, ADVERSE CHANGES
AFFECTING THE ISRAELI ECONOMY COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

     Our loan portfolio is concentrated in Israel. As of December 31, 2006, nearly 100% of our loans were made to Israeli resident borrowers. Therefore, adverse changes affecting the Israeli economy would likely have a significant adverse impact on our loan portfolio and, as a result, on our financial condition, cash flows and results of operations.

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
Quantitative and Qualitative Disclosures About Market Risk" below.

     DIFFERENT DISCLOSURES AND ACCOUNTING PRINCIPLES BETWEEN ISRAEL AND THE
UNITED STATES MAY PROVIDE YOU WITH DIFFERENT OR LESS INFORMATION ABOUT US THAN
YOU EXPECT.

     There may be less publicly available information about us than is regularly published about companies in the United States. While we are subject to the periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), the disclosure required from foreign issuers under the Exchange Act is more limited than the disclosure required from U.S. issuers.
Additionally, we present our financial statements under Israeli GAAP which differs from U.S. GAAP. For the discussion of the differences between Israeli
GAAP and U.S. GAAP, see "Item 17. Financial Statements."

     OUR MANAGEMENT HAS IDENTIFIED CERTAIN ISSUES RELATING TO THE PROCESSING AND
REPORTING OF INFORMATION AS REQUIRED BY THE RULES AND REGULATIONS OF THE U.S.
SECURITIES AND EXCHANGE COMMISSION, AS DESCRIBED MORE FULLY IN ITEM 15.

     Our management has concluded that our disclosure controls and procedures were, as of the end of the period covered by this Annual Report on Form 20-F, effective to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized, reported and communicated to our management as appropriate to allow timely decisions regarding required disclosure. In reaching that conclusion, our management identified certain issues relating to the processing and reporting of information, as discussed below in Item 15. One of those issues mentioned in Item 15 is that our system of financial reporting was not designed to reconcile our financial statements
(which are prepared in accordance with Israeli GAAP) with U.S. GAAP in accordance with the requirements of Form 20-F. To address this issue, our accounting personnel have outlined the issues relevant to the reconciliation of our financial statements to U.S. GAAP and the methods of preparing such a reconciliation. In addition, we have retained U.S. counsel to advise us as to the requirements of Form 20-F and related U.S. Securities and Exchange
Commission ("SEC") rules and regulations. In preparing the reconciliation of our financial statements, our accounting personnel are guided by the experience they acquired in the reconciliation of previous annual reports. Our accounting personnel regularly consult with, and seek the assistance of, outside accounting advisors in connection with the required reconciliation of our financial statements to U.S. GAAP. Moreover, they periodically seek from such outside accounting advisors relevant updates regarding SEC and PCAOB rules and regulations relating to reconciliation to U.S. GAAP. A discussion of these and other issues can also be found in Item 15.

     However, we cannot assure you that the measures we have taken to date or any future measures will remediate the above issues or those identified in Item
15 of our Annual Report on Form 20-F. In addition, we cannot assure you that additional issues will not be discovered in the future. Any failure to remediate the above issues or those identified in Item 15 could cause us to fail to meet our reporting obligations.

OUR ABILITY TO CONTROL THE DIVERSIFICATION OF OUR CREDIT RISKS IS ALMOST
NONEXISTENT.

     As aforementioned, in accordance with the policy we adopted in the framework of the Run-Off Plan, we no longer provide credit. We presently engage in collecting credit provided in the past, and we are working on reaching debt arrangements as part of this process.

     The ability to collect credit is also affected by matters that are external to the Bank, such as the condition of the economy in general and of the borrowers in particular, and the policy of other banks with respect to the provision of credit to customers.

     As of December 31, 2006, the balance of credit to the public amounts to NIS
6,519 million. This credit includes credit in the amount of NIS 5,671 million to the Israel Electric Corporation Ltd. for which a State guarantee was received as collateral. Net of this credit the balance of credit to the public amounts to
NIS 848 million. The fact that we have refrained from providing new credit for more than four years has reduced our ability to diversify our credit risks in accordance with credit risk diversification accepted parameters to a minimum as described below (numbers discussed are net of the credit to Israel Electric
Corporation Ltd.):

     DIVERSIFICATION OVER ECONOMIC SECTORS - Our industrial credit constitutes
38% of the balance sheet credit balance compared with 15% of the total industrial credit of Israeli banks in general (not including mortgage banks).
Our balance sheet credit to various commerce sectors constitutes 3.4% of the credit compared with 9.2% of the credit to various commerce sectors of ordinary banks. Our credit to private households amounts to an insignificant rate of 0.5%
compared with 22.8% of the credit to private households of ordinary banks. The comparative data of the banking system is for December 31, 2005.

     The aforementioned shows that the rate of our industrial credit is significantly higher than the accepted rate of the banking system and that the level of diversification of credit over economic sectors is lower than that accepted in the banking system, with this being particularly prominent in respect of the credit to private households.

     DIVERSIFICATION OF CREDIT ACCORDING TO SIZE OF BORROWER - As at December
31, 2006, the overall credit risk of the borrowers, net of the credit to the
Israel Electric Corporation Ltd., which is guaranteed by the State of Israel, amounts to NIS 1,084 million. The overall credit risk in respect of the our eight largest borrowers amounts to NIS 398 million and constitutes 37% of the credit balance.

     Pursuant to data for the year-end 2005, the weight of the thirteen largest borrowers in the five largest banking groups in Israel constitutes 3.0% of the overall credit risk of these banking groups. Hence, compared to the norm in the banking system, we have a higher degree of concentration of credit to large borrowers.

     CREDIT TO PROBLEMATIC BORROWERS - The total balance sheet credit of the borrowers whose debt is classified as problematic amounts to NIS 495 million, constituting 58% of the balance sheet credit, compared with 9% in the five largest banking groups (as at September 2006). The balance of the debt classified as non-income bearing amounts to NIS 171 million, about 20% of the balance sheet credit, compared with 2.1% in the five largest banking groups. The high weight of our problematic debts compared with that of the five largest banking groups is due to, INTER ALIA, our being engaged in the collection of credit for more than four years and not providing any new credit. Also, because collecting credit from problematic customers is slower than collecting from other customers, the weight of the problematic debts has risen over the years.

     As aforementioned, our ability to control the diversification of the credit risks described above is almost nonexistent.

     VOLATILITY IN THE PRICES OF MARKETABLE SHARES, PARTICULARLY OF ONE COMPANY,
MAY NEGATIVELY AFFECT OUR INVESTMENT PORTFOLIO.

     The volume of our investment in securities, as of December 31, 2006, amounted to NIS 50 million, of which NIS 33 million is invested in marketable securities. This value is based on the market price of the securities as of the balance sheet date. The value is subject to the volatility of the prices of the shares included in this item. Most of the investment in marketable securities
(NIS 31.7 million) is in shares of one company which is included in the Tel Aviv
25 Index.

     VARIOUS LEGAL RISKS ARE INHERENT IN OUR BUSINESS

     In the course of our activities we are exposed to legal risks, including the risk of incurring a loss as a result of there being no possibility of legally enforcing the execution or performance of an agreement. These risks are handled on a regular basis by our legal department, but this cannot ensure that all the risks were taken into account or that identified risks will not materialize in the future.

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

     OUR INDEBTEDNESS FOR OUR CAPITAL NOTES IS SUBORDINATED AND UNSECURED .

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

     The principal amount of our outstanding capital notes as of June 30, 2007 was $5,684,245.

     We deposited the proceeds of the issuance of the capital notes with the
Ministry of Finance of the State of Israel pursuant to a deposit agreement.
According to the deposit agreement, the deposit earns interest at the annual rate of 7.5%, payable to us on the payment dates for the interest on the capital notes, and the Government undertook to repay the deposit to us upon the redemption of the capital notes (together with premium, if any, paid on them) or upon the winding up of our bank, whichever is earlier. According to a letter addressed to us from the General Comptroller of the Treasury, the payment of interest on the deposit and the return of the principal amount of the deposit will be effected together with linkage increments to the U.S. dollar.

     According to the terms of the capital notes, our indebtedness under the notes is subordinated in right of payment to all our secured indebtedness and obligations and to all our future indebtedness and obligations, secured or unsecured, which by their terms shall be senior in right of payment to the notes, and rank equally to all our other unsecured indebtedness and obligations.
We have pledged (by a floating charge) a substantial portion of our assets in favor of the Bank of Israel, as collateral for the repayment of the special line of credit. We have also pledged in favor of some other Israeli banks certain deposits we have deposited with them, in order to secure our obligations to them. We are not aware of any unsecured indebtedness or obligations which by their terms are senior in right of payment to the capital notes. However, under
Israeli law, certain types of indebtednesses of a company are deemed to have priority, in the event of winding up or receivership proceedings ,over regular unsecured debts, such as indebtedness to employees, indebtedness to the income tax authorities, and rental obligations. The amount of the secured debt ranking prior to the right of payment to the notes, as of December 31, 2006, was NIS 761
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

     THE TRADING ON THE TEL AVIV STOCK EXCHANGE IN OUR PREFERRED ORDINARY SHARES
AND CERTAIN CLASSES OF OUR PREFERRED SHARES MAY BE RESTRICTED AND THESE SHARES
MAY EVENTUALLY BE DELISTED.

     Our Preferred Ordinary Shares, our C Shares, CC Shares, CC1 Shares and our
capital notes are traded on the Tel Aviv Stock Exchange ("TASE"). Pursuant to the rules and procedures adopted by the TASE, securities of a company which are traded on the exchange must abide by certain preservation requirements concerning the minimum value of the public's holdings in such class of securities, the minimum rate of the public's holdings of such class of securities and the minimum capital of the company. Securities are reviewed every six months to see if they comply with the preservation requirements. If a class of securities fails to comply with the preservation requirements on two consecutive reviews, it is moved to a special list (the "preservation list")
and, thereafter, is traded on a limited basis. If within 12 months of being placed on the preservation list the securities do not fulfill the conditions to enable their return to regular trading, then (subject to certain provisions which allow an extension of the above 12 month time frame), the class of securities will be de-listed from trading.

     Following implementation of Accounting Standard No. 22, "Financial
Instruments: Disclosure and Presentation," as of January 1, 2006 C Shares, CC
Shares and CC1 Shares that are included in the shareholders' equity are reclassified as liabilities in respect of profit-participating preference shares. Following this reclassification, our shareholders' equity decreased as of January 1, 2006 by an amount of NIS 204.1 million and as of January 1, 2007, due to the above decrease, our shareholders' equity amounted to NIS 20 million.
According to the by-laws of the Tel Aviv Stock Exchange, if shareholder equity, during four consecutive financial statements (including quarterly statements), is less than NIS 2 million and the value of public's holdings in the company is less than NIS 24 million, the company's shares will be moved to the preservation list. It should be noted that as of June 30, 2007, the value of the public's holdings in our shares is approximately NIS 125 million. For further information on our shareholders' equity and Accounting Standard No. 22, see "Item 5.
Operating and Financial Review and Prospects-Liquidity and capital resources-Equity Capital".

     On May 1, 2007, certain changes went into effect in the preservation rules and directives of the TASE. As part of these changes, the minimum amount of the value of public holdings in securities that are traded on the exchange was increased from NIS 2.4 million to NIS 5 million. In the event that the value falls below this amount, the shares of a company are removed from the regular list and moved to the preservation list. The measurement of the value is based on the average price of the shares during the second and fourth quarters of the year. The value of the holdings of the public in the Bank's Preferred Ordinary
Shares which are one of the five types of securities of the Bank that are traded at present on the stock exchange, amounted to NIS 5.2 million as of the date of release of the financial statements. As part of the aforementioned changes, it was also stipulated that a security will be returned from the preservation list to the regular list within 12 months of the date on which it ceased trading on the regular list, if the value of the public's holdings therein amounts to at least NIS 7 million (as opposed to the present threshold of NIS 3.5 million). It was further stipulated that, apart from the aforementioned threshold, the return to the regular list within the following 12 months is contingent upon additional conditions and that a security that does not return to the regular list within
24 months, it will be delisted.

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

     On August 12, 2007, the TASE will launch a new list for lightly-traded shares. Trading in such shares will take place only twice a day, at the start and end of the trading session. Trading will be carried out by a call-auction and there will not be continuous trading in these shares. A share will be included in this list if the median daily trading volume during the six month period prior to the "determining date" is below NIS 2,000 and if the average turnover in the share is below NIS 20,000. The "determining date" to be included in the list is June 15, 2007. The list will be updated twice a year, on June 15 and December 15 of each year. On June 24, 2007, the TASE advised us that according to trading-volume data for the six month period ending on June 15,
2007, our Preferred Ordinary Shares and our C Shares, CC Shares and and CC1
Shares are marked for inclusion in the new list.

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
On January 22, 2007, the Supreme Court decided, with the consent of the parties, that part of the documents in respect of which the Bank filed its appeal would not be disclosed, whereas the others would be disclosed. The Bank transferred to the plaintiff those documents which, by its understanding, it had to disclose.
On July 11, 2007, a settlement agreement was signed between the parties, which is subject to the approval of our shareholders at their general meeting
(scheduled to be held on August 20, 2007) and the approval of the Court.

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
On June 18, 2006, the Court rendered its decision rejecting the motion to certify the derivative action and awarded the respondents legal fees in the amount of NIS 40,000. The plaintiff has appealed the above decision and we must wait until the end of the statutory time period to see if in fact this action is conclusively terminated. On September 18, 2006, the plaintiff appealed the decision to reject the motion to approve the suit as a derivative suit to the
Supreme Court. The court set dates for the filing of written summaries by the parties to the suit and set the date for completion of oral claims at November
26, 2007.

     On June 1, 2005, we received notices from counsels to our insurers that our insurers have reservations as to the validity of the insurance coverage for the two actions mentioned above and that they reserve their rights in this matter.
The bank has given notice to the insurers that it categorically rejects these reservations and intends to enforce its rights against the insurers. On July 11,
2007, we reached an agreement with our insurers whereby they will participate in a portion of the costs of the settlement agreement signed in connection with the class action, as mentioned above.

     It is difficult to predict the outcome of these legal proceedings. The litigation process is inherently uncertain. If we are not successful in defending against the class action, we could incur a substantial monetary judgment (the amount of which, in whole or in part, may not be covered by our insurance coverage) and suffer damage to our reputation. Whatever the outcome of these proceedings is, we could incur substantial costs and we will expend a significant amount of time and attention. Since the derivative action is an action in the name and on behalf of the company, it is the opinion of our legal advisors that our main exposure in these proceedings is for expenses including court costs, attorneys fees and special remuneration to the plaintiff.

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

ITEM 4. INFORMATION ON THE COMPANY

     THE FINANCIAL INFORMATION PRESENTED IN THIS ITEM BELOW IS BASED ON ISRAELI
GAAP, WHICH MAY DIFFER MATERIALLY FROM U.S. GAAP. FOR A RECONCILIATION OF OUR
FINANCIAL INFORMATION TO U.S. GAAP, SEE "ITEM 3.A. SELECTED FINANCIAL DATA" AND
"ITEM 17. FINANCIAL STATEMENTS."

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

     The Industrial Development Bank of Israel Limited was incorporated under the laws of the State of Israel on October 7, 1957. Our initial purpose was to encourage and assist in the establishment and expansion of industrial enterprises in Israel. The Bank of Israel issued a banking license in 1989 permitting us to operate as a commercial bank in Israel pursuant to the Banking
Licensing Law -1981 (Israel) and, in September 1991, we commenced our commercial banking operations.

     Our legal and commercial name is Industrial Development Bank of Israel Ltd.
Our registered office is located at 82 Menachem Begin Road, Tel-Aviv, Israel
67138, and our telephone number is 972-3-6272727. Our corporate website can be accessed through www.idbi.co.il. The information found on our corporate website is, however, not part of this Annual Report on Form 20-F. Our agent in the
United States regarding our C Shares, CC Shares, D Shares and DD Shares is
Mellon Financial Services Inc., located at 480 Washington Boulevard, Jersey
City, New Jersey 07310. Our agent in the United States regarding our capital notes is JPMorgan Chase Bank, located at 4 New York Plaza, 15th floor, New York,
N.Y. 10004.

     We are owned primarily by the Government of Israel, Bank Leumi le-Israel
B.M., Israel Discount Bank Ltd. and Bank Hapoalim B.M. The Government of Israel
holds approximately 80% of our equity and approximately 45.78% of our outstanding voting rights. The Government of Israel and the three largest banks in Israel, Bank Hapoalim B.M., Bank Leumi le-Israel B.M. and Israel Discount
Bank Ltd., collectively hold approximately 85% of our voting rights.

     We are subject to the supervision and the regulations of the Bank of
Israel, through the Supervisor of Banks. Among other things, we are required to submit periodic and other reports to the Bank of Israel and are subject to inspections by the Bank of Israel. Since the State of Israel holds 45.8% of our voting rights and about 50% of the rights to appoint directors, we are deemed to be a "mixed company" under the Government Companies Law - 1975 (Israel) (the
"Government Companies Law"), and therefore we must also report to the Government
Companies Authority. Because the State of Israel is entitled to appoint directors to our board, we are also deemed a "body that the Government of Israel participates in its management" within the State Comptroller Law - 1958 (Israel)
and consequently we are subject to the State Comptroller's audit.

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

     The balance of the public's deposits with us sharply declined in the third quarter of 2002. The balance of the public's deposits with us was NIS 3,597 million as of June 30, 2002 and, by December 31, 2002, the balance had declined to NIS 1,291 million, a NIS 2,306 million decrease over 6 months. As a result of the increased withdrawals of deposits by the public, we experienced a severe liquidity crisis. The decline in the public's deposits continued since then and, as of December 31, 2006, the balance of the public's deposits with us was NIS 67 million and as of March 31, 2007 it was NIS 66 million.

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

     We were unable to consummate the sale of our asset and liability portfolio
"en bloc" and within a short time frame and, on February 27, 2003, our Board of
Directors adopted and the Government of Israel approved the Run-Off Plan (as defined below; see "Adoption of the Run-Off Plan and Amendment of the Special
Line of Credit") for our business, which has since been extended until July 31,
2008. We are currently operating under the terms of the Run-Off Plan. The ultimate goal of the Run-Off Plan is the controlled disposal of our credit assets over a period which will expire on July 31, 2008. For a more detailed description of the Run-Off Plan and the amendments to the special line of credit, see "Adoption of the Run-Off Plan and Amendment of the Special Line of
Credit" below.

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

     On September 9, 2002, the Governor of the Bank of Israel notified us that he had decided to extend to us a special line of credit. According to the terms of the special line of credit as initially granted, the interest rate on the special line of credit (which was to be charged quarterly) was set by the
Governor of the Bank of Israel at a rate equal to the Bank of Israel Rate plus
3%. In addition, we were required to pay the Bank of Israel a commission at an annual rate of 1% (which was to be charged monthly) in respect of the unutilized amount of the special line of credit. The special line of credit was available through the earlier of May 10, 2003 or the date of the sale of our asset and liability portfolio.

     The grant of the special line of credit was also subject to various conditions, including, without limitation, the pledge of a substantial part of our assets to the Bank of Israel. The pledge in favor of the Bank of Israel was created by us only on November 14, 2002 and the special line of credit, with an available amount of credit of NIS 2.2 billion, was granted on that date. The
Governor of the Bank of Israel notified us on November 14, 2002 that our drawings from the Bank of Israel prior to November 14, 2002 would bear interest, until November 14, 2002, at a rate equal to the Bank of Israel Rate plus 5%, while according to the terms of the special line of credit as determined on
September 9, 2002, from November 14, 2002, the special line of credit would bear interest equal to the Bank of Israel Rate plus 3%.

     The pledge in favor of the Bank of Israel does not apply to all of our assets. The assets that were not pledged to the Bank of Israel included the following: (a) loans and credits guaranteed by the State of Israel with a total balance sheet value of approximately NIS 5.7 billion as of December 31, 2006;
(b) our perpetual deposit with the Ministry of Finance in respect of the DD
Shares; and (c) deposits with other banking institutions in Israel and/or abroad, and/or with brokers in Israel and/or abroad, that we make from time to time in order to secure those of our liabilities to such banking institutions and/or brokers that were created after November 14, 2002.

     On November 13, 2002, our Board of Directors approved a process intended to result in the sale of our asset and liability portfolio. Our Board of Directors approved the sale as an "en bloc" sale to one or more purchasers. However, our
Board of Directors soon realized that there was little interest on the part of potential buyers in the proposed sale of our asset and liability portfolio, and the information room which was opened in connection with the proposed sale was closed at the end of January 2003 without any potential buyer having commenced a due diligence review.

ADOPTION OF THE RUN-OFF PLAN AND AMENDMENT OF THE SPECIAL LINE OF CREDIT

     When it became apparent that the proposed "en bloc" sale of our assets and liabilities within a short time frame would not be consummated, our Board of
Directors decided to entertain other alternatives to such a sale. At its meeting on February 27, 2003, our Board adopted the principles of a proposed run-off plan,the components of which included, among other things, (a) a supervised and gradual realization of our credit assets, to be conducted over a period ending on December 31, 2006, (b) a significant reduction in manpower and in operating expenses, and (c) the continuation of the special line of credit by the Bank of
Israel during the period of the run-off. At the same meeting, our board approved a detailed efficiency plan formulated by our management. The efficiency plan included extensive cutbacks in operating expenses and manpower, including termination and reduction of banking services unrelated to the collection of existing loans.

     On July 29, 2003 the Ministerial Committee for Social and Economic Affairs
of the Government of Israel approved the run-off plan with certain modifications
(the "Run-Off Plan"), including fixing the implementation period of the plan at three years, from July 29, 2003. In connection with the above governmental approval of the Run-Off Plan, the Bank of Israel agreed on September 1, 2003 to amend the terms of the special line of credit by extending it for a period of 36 months until August 1, 2006. Under the amended terms, the interest rate on the utilized portion of the special line of credit was set at the interest rate of the Bank of Israel, subject to "the fulfillment of all the conditions, including that which is stipulated in the government's resolution regarding the date of completion and return of the deposits to the public and the realization of the bank's assets."

     On July 26, 2005 the Bank's Board of Directors discussed a document that had been prepared regarding the extension of the Run-Off plan. In light of the document's conclusion regarding the advantages of extending the Plan, the Board of Directors approved the extension of the Plan until July 31, 2008, and its continued implementation on the basis of the Plan that was presented before it.
Furthermore, the Bank's Board of Directors decided that due to the reduction in the Bank's activity pursuant to the Run-Off Plan and the extended term of the
Plan, the Bank would notify the Governor of the Bank of Israel that it agrees that its banking license be restricted in a manner that reflects its reduced activity as derived from the Run-Off Plan, including the non-acceptance of new deposits and the non-renewal of existing deposits that have reached maturity, and to the restricted license specifying that it is valid until the end of the
Plan (July 31, 2008).

     On October 10, 2005 the Ministerial Committee for Social and Economic
Affairs (the Social Economic Cabinet) approved the extension of the Bank's
Run-Off Plan. The main principles of the Committee's decision are as follows:

     o    The assets of the Bank are to be realized in a supervised process and over a period ending by July 31, 2008, in the framework of the Run-Off
          Plan approved by the Bank's Board of Directors and with the changes to be determined by the Accountant General and the Government Companies
          Authority.

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

     We are presently operating under the terms of the Run-Off Plan.

     Following the approval by the government of Israel of the extension of the
Run-Off Plan, the Governor of the Bank of Israel notified us, in his letter of
October 30, 2005, of his decision to extend the special line of credit granted to us by the Bank of Israel until July 31, 2008, and of the new terms that will apply to the credit line. The terms of the special line of credit impose significant restrictive operating covenants on us. The main terms of the special line of credit, as they presently apply, and the main restrictions thereunder are as follows:

     o    The credit line will be in effect until no later than July 31, 2008.

     o    The maximum amount of the credit line will at no time exceed NIS 1.25 billion and it will decline gradually in accordance with the forecast that was attached to the notice of the Governor of the Bank of Israel regarding the extension of the line until July 31, 2008.

     o    The Bank will be allowed to continue to use the credit line in order to meet the liquidity needs it has for fulfilling its current and banking obligations.

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

     In the letter of the Governor of the Bank of Israel dated October 30, 2005 it was noted that if the Bank of Israel should see fit, and to the extent required at its sole discretion, additional restrictions regarding the Bank's operations in addition to those specified in the aforementioned letter will be considered, whether or not as a result of non-conformity with the objectives of the Run-Off Plan.

     The outstanding balance of the special line of credit from the Bank of
Israel, not including interest accrued but not yet charged, was NIS 1.389 billion as of December 31, 2004, NIS 1.028 billion as of December 31, 2005, NIS
751 million as of December 31, 2006 and NIS 600 million as of May 31, 2007.

     In his letter dated January 29, 2006 we were notified by the Governor of the Bank of Israel as follows:

     o    The banking license that we received on June 4, 1989 would be restricted so that we could not engage in any business we did not engage in prior to the date of the license (until the date of the license we engaged in the financing of investments) and without derogating from the generality of the aforementioned, we would not receive new deposits and would not renew deposits reaching their current date of maturity, other than from shareholders.

     o    Our banking license would be revoked as of August 1, 2008.

OUR REQUEST FOR REIMBURSEMENT OF SURPLUS INTEREST ON THE SPECIAL LINE OF CREDIT

     We have petitioned the Bank of Israel to reimburse us for certain interest payments that we previously made. Prior to the amendment of the special line of credit on September 1, 2003 (in connection with the adoption and approval of the
Run-Off Plan), the interest rate on the amounts outstanding on the credit we drew from the Bank of Israel was (a) the Bank of Israel Rate plus 5% from August
2002 to November 13, 2002 and (b) the Bank of Israel Rate plus 3% from November
13, 2002 to July 29, 2003. Additionally, we paid a high interest rate on liquidity deficits that occurred from time to time in our account with the Bank of Israel. As amended, the special line of credit has an interest rate on outstanding amounts equal to the Bank of Israel Rate. We have requested that the
Bank of Israel reimburse us for the difference between the amount of interest that we paid at the previous interest rates between August 2002 and July 2003 and the amount of interest that we would have paid at the new interest rate
(Bank of Israel Rate) during the same time period. The total amount that we have requested to be reimbursed, with interest thereon, as of December 31, 2006 is
NIS 77 million. In recent discussions between us and the Bank of Israel it was clarified that the matter of the reimbursement as aforesaid, shall be reviewed upon the full payment of the special line of credit.

CURRENT OPERATIONS UNDER THE RUN-OFF PLAN

     As a result of our considerable efforts to collect existing loans, we have significantly reduced the aggregate amount of our outstanding loans to the public. This balance (not including a loan to the Israel Electric Corporation
Ltd. guaranteed by the State of Israel and granted out of a deposit that the
State of Israel has deposited with us for that purpose), which at December 31,
2001 amounted to NIS 5,238 million, was reduced to NIS 2,784 million on December
31, 2003, to NIS 1,826 million on December 31, 2004, to NIS 1,276 million on
December 31, 2005 and to NIS 848 million on December 31, 2006. Even when we take into consideration the allowances for doubtful debts provided for during this period (and which are deducted from the amount of our outstanding loans), this still represents a collection of considerable loan amounts.

     As part of the implementation of the Run-Off Plan, we have discontinued or almost discontinued the following activities: our foreign currency and foreign trade activity, operation of a foreign exchange dealing room, operation of current accounts and securities accounts, execution of Government grants through the "Approved Enterprise" status system, operation of independent teller and clearing facilities and issuance of credit cards. We refrain from accepting new deposits, and pursuant to directives of the Bank of Israel, we ceased renewing deposits that reach maturity, with certain exceptions.

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

     In order to reduce our exposure to the risks resulting from these circumstances, we are carrying out swap transactions with other banks.

     For further discussion of our risk management, see "Item 11. Quantitative and Qualitative Disclosures About Market Risk" below.

     The reduction in our operations was accompanied by a reduction in our staff. The number of employees, which as of January 1, 2002 was 170, was reduced to 79 by December 31, 2003, and was further reduced to 50 by December 31, 2006.

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

     The Ministry of Finance and the Government Companies Authority are
examining a possible plan for the sale and/or transfer of all of our issued and paid share capital to a third party, by: (a) sale and/or transfer of all of the shares held by the State and the three large banking groups to a designated purchaser; (b) the purchase by the designated purchaser of our shares held by the public and traded on the Tel Aviv Stock Exchange, within the framework of an arrangement plan pursuant to Section 350 of the Companies Law that would require the approval of the court and the affirmative vote of a special majority of our public shareholders; and (c) the redemption of the publicly held D Shares and DD
Shares, including the payment of the preferred dividends in arrears in respect of these shares (as required by their terms in the event of redemption).

     As part of the examination of the Plan, the Government Companies Authority published a request for information ("RFI") where parties interested in purchasing our shares pursuant to the proposed Plan were invited to give notice of their interest in the purchase. On July 4, 2007, the Government Companies
Authority advised us that it has received eleven applications from companies and individuals in response to the RFI and that these applications will be reviewed in the near future.

     It should be clarified, at this stage it is not known if the outline currently under consideration will in fact be adopted and implemented. This question will be influenced, among other things, from the response and reaction to the RFI and the willingness of the three banking groups to transfer their holdings. In addition, the sale of the State's holdings in the Bank will require a privatization resolution by the Ministerial Privatization Committee.

     In a letter dated May 1, 2007, the Bank of Israel notified us that if the proposed Plan for the sale and/or transfer of our shares is implemented prior to
August 1, 2008, our banking license will be revoked on the date of the implementation of the Plan.

AVERAGE BALANCE SHEETS AND INTEREST RATES

     The following tables show our average balance sheets and interest rates for the three years ending on December 31, 2006, 2005 and 2004.

AVERAGE BALANCE SHEETS AND INTEREST RATES
REPORTED AMOUNTS

                                                               2006                                     2005                                      2004
                                                ---------------------------------       -----------------------------------       -----------------------------------
                                                            FINANCING     RATE OF                     FINANCING     RATE OF                     FINANCING     RATE OF
                                                AVERAGE      INCOME       INCOME        AVERAGE        INCOME       INCOME        AVERAGE        INCOME       INCOME
                                              BALANCE (2)   (EXPENSES)   (EXPENSES)   BALANCE (2)    (EXPENSES)    (EXPENSES)   BALANCE (2)     (EXPENSES)   (EXPENSES)
                                                -------      -------      -------       -------        -------      -------       -------        -------      -------
                                                    NIS MILLIONS             %               NIS MILLIONS              %               NIS MILLIONS              %
                                                --------------------      -------       ----------------------      -------       ----------------------      -------

ISRAELI CURRENCY - NON-LINKED
ASSETS
Credit to the Public                              337.5         23.3         6.90         587.3           33.1         5.64         914.2           63.2         6.91
Deposits with Bank of Israel                        5.4            -            -           8.5              -            -          10.8            0.1         0.93
Deposits with banks                                21.0          1.1         5.25          22.5            0.9         4.00          16.1            0.8         4.97
Debentures                                            -            -            -           0.6            0.1        16.67           1.3            0.1         7.69
                                                -------      -------      -------       -------        -------      -------       -------        -------      -------
Total assets before effect of derivatives         363.9         24.4         6.71         618.9           34.1         5.51         942.4           64.2         6.81
Effect of derivatives ALM (3)                     137.7          7.7         5.59         288.4           11.6         4.02         524.3           34.4         6.56
                                                -------      -------                    -------        -------                    -------        -------
Total assets after effect of derivatives          501.6         32.1         6.40         907.3           45.7         5.04       1,466.7           98.6         6.72
                                                =======      =======      =======       =======        =======      =======       =======        =======      =======

LIABILITIES
Deposits of the public                             46.0         (1.7)       (3.70)        163.7           (5.5)       (3.36)        231.0          (10.8)       (4.67)
Deposits of Bank of Israel                        889.9        (45.2)       (5.08)      1,172.0          (43.0)       (3.67)      1,715.6          (72.6)       (4.23)
                                                -------      -------      -------       -------        -------      -------       -------        -------      -------
Total liabilities                                 935.9        (46.9)       (5.01)      1,335.7          (48.5)       (3.63)      1,946.6          (83.4)       (4.28)
                                                =======      =======      =======       =======        =======      =======       =======        =======      =======
INTEREST MARGIN NOT INCLUDING DERIVATIVES                                    1.70                                      1.88                                      2.53
INTEREST MARGIN INCLUDING DERIVATIVES                                        1.39                                      1.41                                      2.44
                                                -------      -------      -------       -------        -------      -------       -------        -------      -------
ISRAELI CURRENCY -LINKED TO THE CPI
ASSETS
Credit to the Public                              539.3         27.9         5.17         663.4           54.2         8.17         923.0           60.9         6.59
Credit to governments                               7.6            -            -          10.0            0.3         3.00          17.9            0.1         0.55
Deposits with banks                                13.7          0.8         5.84          19.6            1.5         7.65          25.7            1.6         6.22
Debentures                                          0.8            -            -           2.6            0.2         7.69           7.9            0.5         6.33
                                                -------      -------      -------       -------        -------      -------       -------        -------      -------
Total assets                                      561.4         28.7         5.11         695.6           56.2         8.08         974.5           63.1         6.48
                                                =======      =======      =======       =======        =======      =======       =======        =======      =======

LIABILITIES
Deposits of the public                             51.6         (2.6)       (5.04)        116.5           (8.3)       (7.12)        221.2          (12.5)       (5.65)
Deposits of the Government                        335.9         (7.2)       (2.14)        362.7          (18.0)       (4.96)        394.2          (12.9)       (3.27)
Deposits of banks                                     -            -            -             -              -            -           2.1           (0.1)       (4.76)
                                                -------      -------      -------       -------        -------      -------       -------        -------      -------
                                                  387.5         (9.8)       (2.53)        479.2          (26.3)       (5.49)        617.5          (25.5)       (4.13)
Effect of derivatives ALM (3)                      43.3         (1.1)       (2.54)         92.3           (4.2)       (4.57)        194.4           (8.9)       (4.58)
                                                -------      -------                    -------        -------                    -------        -------
Total liabilities                                 430.8        (10.9)       (2.53)        571.5          (30.5)       (5.34)        811.9          (34.4)       (4.24)
                                                =======      =======      =======       =======        =======      =======       =======        =======      =======
INTEREST MARGIN NOT INCLUDING DERIVATIVES                                    2.58                                      2.59                                      2.35
INTEREST MARGIN INCLUDING DERIVATIVES                                        2.58                                      2.74                                      2.24

AVERAGE BALANCE SHEETS AND INTEREST RATES (CONT'D)
REPORTED AMOUNTS
                                                                      2006                                        2005                                          2004
                                                      -----------------------------------         --------------------------------------         ------------------------------------
                                                                    FINANCING     RATE OF                       FINANCING       RATE OF                        FINANCING     RATE OF
                                                      AVERAGE        INCOME       INCOME         AVERAGE         INCOME         INCOME           AVERAGE        INCOME       INCOME
                                                    BALANCE (2)    (EXPENSES)    (EXPENSES)     BALANCE (2)     (EXPENSES)     (EXPENSES)      BALANCE (2)     (EXPENSES)   (EXPENSES)
                                                      -------        -------      -------         -------        -------         -------         -------        -------       -------
                                                           NIS MILLIONS              %                 NIS MILLIONS                 %                 NIS MILLIONS               %
                                                      ----------------------      -------         ----------------------         -------         ----------------------       -------
FOREIGN CURRENCY-DOMESTIC OPERATIONS (4)
ASSETS
Credit to the Public                                  6,370.5          (90.9)       (1.43)        6,691.0          892.1           13.33         7,071.6          400.6          5.66
Credit to governments                                    16.9           (0.9)       (5.33)           29.5            0.7            2.37            44.8            1.0          2.33
Deposits with Bank of Israel                              0.6              -            -             1.0              -               -             1.0              -             -
Deposits with banks                                      18.5           (1.2)       (6.49)           53.5            5.8           10.84            43.3            0.5          1.15
Debentures                                                  -              -            -               -              -               -             0.1           (0.1)      (100.00)
                                                      -------        -------      -------         -------        -------         -------         -------        -------       -------
                                                      6,406.5          (93.0)       (1.45)        6,775.0          898.6           13.26         7,160.8          402.0          5.61
Effect of derivatives ALM (3)                               -              -            -            57.2            7.1           12.36           127.2           16.9         13.29
                                                      -------        -------                      -------        -------                         -------        -------
Total assets                                          6,406.5          (93.0)       (1.45)        6,832.2          905.7           13.26         7,288.0          418.9          5.75
                                                      =======        =======      =======         =======        =======         =======         =======        =======       =======
LIABILITIES
Deposits of the public                                    4.5           (0.1)       (2.22)           29.1           (1.7)          (5.84)           80.1           (0.7)         (0.9)
Deposits of the Government                            6,260.1           91.4         1.46         6,471.1         (883.6)         (13.65)        6,648.8         (372.1)        (5.60)
Deposits of banks                                        11.4            0.9         7.89            19.6            0.7            3.57            30.4           (2.6)        (8.55)
                                                      -------        -------      -------         -------        -------         -------         -------        -------       -------
                                                      6,276.0           92.2         1.47         6,519.8         (884.6)         (13.57)        6,759.3         (375.4)        (5.55)
Effect of derivatives ALM (3)                            94.4            5.0         5.35           253.3          (11.9)          (4.70)          457.1          (38.0)        (8.31)
                                                      -------        -------                      -------        -------                         -------        -------
Total liabilities                                     6,370.4           97.2         1.53         6,773.1         (896.5)         (13.24)        7,216.4         (413.4)        (5.73)
                                                      =======        =======      =======         =======        =======         =======         =======        =======       =======
INTEREST MARGIN NOT INCLUDING DERIVATIVES                                            0.02                                          (0.31)                                        0.06
INTEREST MARGIN INCLUDING DERIVATIVES                                                0.08                                           0.02                                         0.02
TOTAL
Monetary assets generating financial income           7,331.8          (39.9)       (0.54)        8,089.5          988.9           12.22         9,077.7          529.3          5.83
Effect of derivatives ALM (3)                           137.7            7.7         5.59           345.6           18.7            5.41           651.5           51.3          7.87
                                                      -------        -------                      -------        -------                         -------        -------
Total monetary assets generating financing
income                                                7,469.5          (32.2)       (0.43)        8,435.1        1,007.6           11.95         9,729.2          580.6          5.97
                                                      =======        =======                      =======        =======                         =======        =======

Monetary liabilities generating financing
expenses                                              7,599.4           35.5        (0.47)        8,334.7         (959.4)         (11.51)        9,323.4         (484.3)        (5.19)
Effect of derivatives ALM (3)                           137.7            3.9         2.83           345.6          (16.1)          (4.66)          651.5          (46.9)        (7.20)
                                                      -------        -------                      -------        -------                         -------        -------
Total liabilities generating financing expenses       7,737.1           39.4         0.51         8,680.3         (975.5)         (11.24)        9,974.9         (531.2)        (5.33)
                                                      =======        =======                      =======        =======                         =======        =======
INTEREST MARGIN NOT INCLUDING DERIVATIVES                                           (0.07)                                          0.71                                         0.64
INTEREST MARGIN INCLUDING DERIVATIVES                                                0.08                                           0.71                                         0.64

AVERAGE BALANCE SHEETS AND INTEREST RATES (CONT'D)
REPORTED AMOUNTS

                                                               2006                                2005                              2004
                                                ---------------------------------   ---------------------------------   ---------------------------------
                                                             FINANCING   RATE OF                 FINANCING    RATE OF               FINANCING     RATE OF
                                                AVERAGE       INCOME     INCOME      AVERAGE      INCOME       INCOME    AVERAGE     INCOME       INCOME
                                               BALANCE (2)   (EXPENSES) (EXPENSES)  BALANCE (2)  (EXPENSES) (EXPENSES)  BALANCE (2) (EXPENSES)   (EXPENSES)
                                                -------       -------     -------   -------       -------     -------   -------       -------     -------
                                                    NIS MILLIONS             %          NIS MILLIONS             %          NIS MILLIONS              %
                                                ---------------------     -------   ---------------------     -------   ----------------------    -------

In respect of options                                               -                                (0.8)                                0.6
Financing commissions and other financing
income                                                           23.7                                41.5                                27.8
Other financing expenses                                        (12.7)                              (11.2)                              (11.6)
                                                              -------                             -------                             -------
Financing income before allowance for
doubtful debts                                                   18.2                                61.6                                66.2
Allowance for doubtful debts (including
general and supplementary provisions)                           (21.7)                              (44.2)                              (70.2)
                                                              -------                             -------                             -------
Earnings from financing operations after
allowance for doubtful debts                                     (3.5)                               17.4                                (4.0)
                                                              =======                             =======                             =======
Other monetary assets                             868.7                               852.6                               852.9
General and supplementary allowance for
doubtful debts                                    (55.1)                              (65.6)                              (76.8)
Non-monetary assets                                57.1                                63.5                                74.3
                                                -------                             -------                             -------

Total assets                                    8,202.5                             8,940.0                             9,928.1
                                                =======                             =======                             =======

Other monetary liabilities                         79.3                                87.6                                90.3
Non-monetary liabilities                            1.6                                 2.6                                 1.8
Capital resources                                 522.2                               515.1                               512.6
                                                -------                             -------                             -------

Total liabilities and capital resources         8,202.5                             8,940.0                             9,928.1
                                                =======                             =======                             =======

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

(3)  Derivatives (ALM) which comprise part of the Bank's asset and liability management and with respect to which revenue (expense) can be attributed to the linkage segments.

(4)  Including Israeli currency linked to foreign currency.

     The following table summarizes our assets and liabilities outstanding as of
December 31, 2006, 2005, and 2004:

                                 IN  MILLIONS OF NIS
                             ----------------------------
                                   REPORTED AMOUNTS
                             ----------------------------
                             2006        2005        2004
                             ----        ----        ----

Total assets                7,516       8,721       9,078

Assets consisting of
credits to the public       6,519       7,681       7,993

Total liabilities*          7,006       8,193       8,570

Liabilities
consisting of
deposits                    6,923       8,110       8,488

*    Not including Preference shares

     The following table shows the linkage basis (currency) breakdown of our credit to the public outstanding as of December 31, 2006, 2005 and 2004:

                                                      IN MILLIONS OF NIS
                                                -----------------------------
                                                       REPORTED AMOUNTS
                                                -----------------------------
                                                 2006       2005        2004
                                                -----       -----       -----

Non-linked Israeli currency                       214         400         709

CPI linked Israeli currency                       465         617         717

Dollar and linked thereto                       5,819       6,597       6,450

Other foreign currency and linked thereto          21          67         117
                                                -----       -----       -----
TOTAL                                           6,519       7,681       7,993
                                                =====       =====       =====

INVESTMENT PORTFOLIO

     The following table presents the book or market value of our investment portfolio as of December 31 of 2002, 2003, 2004, 2005 and 2006:

                                                      IN  MILLIONS OF NIS
                                        ------------------------------------------------
                                        2006*      2005*      2004*     2003**     2002**
                                        ----       ----       ----       ----       ----

Marketable Government bonds                -          -          -          -        0.1

Marketable other bonds                     -          -        0.2        7.2       13.0

Non-marketable other bonds               0.7        2.6        3.5        7.9       19.3
Non-marketable shares                   16.7       29.6       30.5       34.3       25.7

Marketable and available for sale
shares                                  33.0       31.0       25.8       36.0       13.5

Trading shares                             -          -          -          -          -
                                        ----       ----       ----       ----       ----

Total                                   50.4       63.2       60.0       85.4       71.6
                                        ====       ====       ====       ====       ====

EQUITY HOLDINGS PORTFOLIO

     The following table presents the book value of our investments in other equity holdings as of December 31, 2002, 2003, 2004, 2005 and 2006:

                                                      IN  MILLIONS OF NIS
                                    --------------------------------------------------------
                                    2006*      2005*       2004*       2003**         2002**
                                    -----      -----       -----       ------         ------

Investments in related companies      -          -           -            -             0.9

INTERNATIONAL OPERATIONS

     We have no material operations outside of Israel and our past and current operations concentrate on the Israeli market.

     * Reported Amounts

     ** Adjusted Amounts

LOAN PORTFOLIO

     TOTAL CREDIT TO THE PUBLIC

     As of December 31, 2006, the total credit to the public amounted to NIS
6,519 million compared with NIS 7,681 million as of December 31, 2005. These figures include credit guaranteed by the State of Israel and granted to the
Israel Electric Corporation Ltd. out of a deposit that was deposited with us by the State of Israel for that purpose, the balance of which amounted to NIS 5,671 million as of December 31, 2006 compared with NIS 6,405 million as of December
31, 2005. Net of such credit, the credit to the public amounted to NIS 848 million as of December 31, 2006 compared with NIS 1,276 million as of December
31, 2005 (a 34% decrease). The above figures are after deduction of allowance for doubtful debts. This decrease stemmed mainly from our policy to reduce our credit portfolio and was also affected by the allowances for doubtful debts that were recorded in the past year. As of March 31, 2007, total credit to the public amounted to NIS 789 million (excluding credit guaranteed by the State of Israel and granted to the Israel Electric Corporation Ltd. out of a deposit that was deposited with us by the State of Israel for that purpose), which reflects a decline of NIS 59 million (approximately 7%) compared to the balance outstanding as of December 31, 2006.

ANALYSIS OF OVERALL RISK BY BUSINESS SECTORS

     The following tables show, by business sector, the related risk counterparties to whom our counterparty risk exposures were allocated in the last five years.

CREDIT TO THE PUBLIC - ANALYSIS OF OVERALL RISK BY BUSINESS SECTORS
REPORTED AMOUNTS
                                                                                             DECEMBER 31, 2006
                                              ---------------------------------------------------------------------------------------------------------------
                                                                                            ANNUAL
                                                                                          EXPENSE FOR
                                                                          TOTAL RISK          THE                                                  % OF SECTOR
                                                           OFF-BALANCE        OF            SPECIFIC                                 TOTAL RISK     FROM TOTAL
                                              BALANCE         SHEET         CREDIT         ALLOWANCE     BALANCE OF                    NET OF          RISK
                                               SHEET          CREDIT          TO          FOR DOUBTFUL   PROBLEMATIC   GOVERNMENT    GOVERNMENT    NET OF GOV'T
                                           CREDIT RISK (1)   RISK (2)       PUBLIC           DEBTS      DEBTS (3)(5)   GUARANTEES    GUARANTEES     GUARANTEES
                                              -------         -------       -------         -------       -------       -------       -------         -------
                                                                                                NIS MILLIONS
                                              ---------------------------------------------------------------------------------------------------------------

Agriculture                                       5.6             0.3           5.9             1.4           0.7             -           5.9             0.6%
Industry                                        338.7            14.4         353.1             7.2         221.9             -         353.1            32.6%
Construction and real estate                    156.4            71.3         227.7             7.5         193.9             -         227.7            21.0%
Electricity                                   5,795.8             3.7       5,799.5               -          34.9         5,671         128.5            11.8%
Commerce                                         31.0             5.7          36.7             2.1          28.3             -          36.7             3.4%
Restaurants and hotels                           11.6             2.1          13.7             0.7           8.6             -          13.7             1.3%
Transport and storage                            23.0               -          23.0             0.1           0.5             -          23.0             2.1%
Communications and computer services              7.9               -           7.9            (1.1)          7.2             -           7.9             0.7%
Financial services                               45.2            84.0         129.2             1.3          23.0             -         129.2            11.9%
Other business services                          54.4             2.5          56.9             6.7          31.9             -          56.9             5.2%
Public and community services                    97.2             0.2          97.4             1.2          32.0             -          97.4             9.0%
Private households                                4.7               -           4.7             0.5           0.3             -           4.7             0.4%
                                              -------         -------       -------         -------       -------       -------       -------         -------
Total                                         6,571.5           184.2       6,755.7            27.6         583.2         5,671       1,084.7           100.0%
                                              =======         =======       =======         =======       =======       =======       =======         =======
Credit risk included in the
 various economic sectors:
Agricultural settlement movements (4)           208.9             2.8         211.7             2.1          94.0
Local authorities and entities
controlled by them                                6.5               -           6.5             -               -

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
     non-income bearing loans) as of December 31, 2006 was NIS 658.3 million.

CREDIT TO THE PUBLIC - ANALYSIS OF OVERALL RISK BY BUSINESS SECTORS
REPORTED AMOUNTS
                                                                                            DECEMBER 31, 2005
                                             -----------------------------------------------------------------------------------------------------------------
                                                                                            ANNUAL
                                                                                          EXPENSE FOR
                                                                         TOTAL RISK          THE                                                    % OF SECTOR
                                                           OFF-BALANCE       OF            SPECIFIC                                   TOTAL RISK     FROM TOTAL
                                             BALANCE         SHEET         CREDIT         ALLOWANCE     BALANCE OF                      NET OF          RISK
                                              SHEET          CREDIT          TO          FOR DOUBTFUL  PROBLEMATIC    GOVERNMENT      GOVERNMENT    NET OF GOV'T
                                          CREDIT RISK (1)   RISK (2)       PUBLIC           DEBTS      DEBTS(3)(5)   GUARANTEES      GUARANTEES     GUARANTEES
                                             -------         -------       -------         -------       -------       -------         -------         -------
                                                                                                NIS MILLIONS
                                             -----------------------------------------------------------------------------------------------------------------

Agriculture                                     12.3             0.3          12.6               -          10.0             -            12.6             0.8%
Industry                                       462.4            45.6         508.0            15.5         304.9           2.7           505.3            33.1%
Construction and real estate                   291.0            33.8         324.8            31.7         247.9           1.8           323.0            21.1%
Electricity                                  6,549.7             1.7       6,551.4            19.0          42.5         6,405           146.4             9.6%
Commerce                                        42.9             5.9          48.8             2.5          32.3             -            48.8             3.2%
Restaurants and hotels                          15.2             2.4          17.6             0.9          13.0             -            17.6             1.2%
Transport and storage                           27.1               -          27.1             0.1           7.5             -            27.1             1.8%
Communications and computer services             8.4               -           8.4             1.3           7.6             -             8.4             0.6%
Financial services                             114.5           100.9         215.4           (17.7)         45.6             -           215.4            14.1%
Other business services                         92.0             3.4          95.4             3.4          46.5             -            95.4             6.2%
Public and community services                  119.0             1.2         120.2            (0.5)         40.8             -           120.2             7.9%
Private households                               6.4               -           6.4               -           0.5             -             6.4             0.4%
                                             -------         -------       -------         -------       -------       -------         -------         -------
Total                                        7,740.9           195.2       7,936.1            56.2         799.1       6,409.5         1,526.6          100.00%
                                             =======         =======       =======         =======       =======       =======         =======         =======
Credit risk included in the
 various economic sectors:
Agricultural settlement movements (4)          254.2             3.0         257.2            (1.5)        119.1
Local authorities and entities
controlled by them                               9.9               -           9.9               -             -

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

CREDIT TO THE PUBLIC - ANALYSIS OF OVERALL RISK BY BUSINESS SECTORS (CONT.)
 REPORTED AMOUNTS
                                                                                            DECEMBER 31, 2004
                                             -------------------------------------------------------------------------------------------------------------------
                                                                                            ANNUAL
                                                                                          EXPENSE FOR
                                                                         TOTAL RISK          THE                                                     % OF SECTOR
                                                           OFF-BALANCE       OF            SPECIFIC                                   TOTAL RISK      FROM TOTAL
                                             BALANCE         SHEET         CREDIT         ALLOWANCE     BALANCE OF                      NET OF           RISK
                                              SHEET          CREDIT          TO          FOR DOUBTFUL  PROBLEMATIC     GOVERNMENT      GOVERNMENT    NET OF GOV'T
                                         CREDIT RISK (1)**  RISK (2)**     PUBLIC           DEBTS      DEBTS (3)(5)    GUARANTEES      GUARANTEES     GUARANTEES
                                             -------         -------       -------         -------       -------         -------         -------         -------
                                                                                            IN MILLIONS OF NIS
                                             -------------------------------------------------------------------------------------------------------------------

Agriculture                                      14.9            0.3          15.2             0.7          10.6             0.2              15             0.7%
Industry                                        595.4           53.5         648.9            29.8         331.4             5.3           643.6            30.0%
Construction and real estate                    447.3           84.2         531.5            24.3         395.1             4.3           527.2            24.6%
Electricity                                   6,341.9            4.6       6,346.5             2.6          86.1         6,167.3           179.2             8.4%
Commerce                                         65.7            9.5          75.2             4.2          32.8             0.2              75             3.5%
Restaurants and hotels                           42.3            2.5          44.8             0.5          35.1               -            44.8             2.1%
Transport and storage                            32.4              -          32.4               -           0.2               -            32.4             1.5%
Communications and computer services             44.2            0.1          44.3            (0.5)         18.8               -            44.3             2.1%
Financial services                              159.8           98.0         257.8             4.7          83.1               -           257.8            12.0%
Other business services                         127.3            2.3         129.6            10.6          43.3               -           129.6             6.0%
Public and community services                   184.9            1.2         186.1             1.1          88.8               -           186.1             8.7%
Private households                                9.7              -           9.7             1.1           0.8               -             9.7             0.5%
                                              -------        -------       -------         -------       -------         -------         -------         -------
TOTAL                                         8,065.8          256.2       8,322.0            79.1       1,126.1         6,177.3         2,144.7          100.00%
                                              =======        =======       =======         =======       =======         =======         =======         =======
Credit risk included in the
 various industry sectors:
Agricultural settlement movements (4)           291.5            5.6         297.1            (1.8)        124.7
Local authorities and entities
controlled by them                               22.5              -          22.5               -           1.9

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

CREDIT TO THE PUBLIC - ANALYSIS OF OVERALL RISK BY BUSINESS SECTORS (CONT.)
ADJUSTED AMOUNTS
                                                                                            DECEMBER 31, 2003
                                             -------------------------------------------------------------------------------------------------------------------
                                                                                            ANNUAL
                                                                                          EXPENSE FOR
                                                                         TOTAL RISK          THE                                                     % OF SECTOR
                                                           OFF-BALANCE       OF            SPECIFIC                                     TOTAL RISK     FROM TOTAL
                                             BALANCE         SHEET         CREDIT         ALLOWANCE     BALANCE OF                        NET OF          RISK
                                              SHEET          CREDIT          TO          FOR DOUBTFUL  PROBLEMATIC     GOVERNMENT      GOVERNMENT    NET OF GOV'T
                                        CREDIT RISK (1)**  RISK (2)**       PUBLIC          DEBTS      DEBTS (3)(5)    GUARANTEES      GUARANTEES     GUARANTEES
                                             -------         -------       -------         -------       -------         -------         -------         -------
                                                                                            IN MILLIONS OF NIS
                                             -------------------------------------------------------------------------------------------------------------------

Agriculture                                     25.0               -          25.0               -           7.7             0.3            24.7             0.8
Industry                                       922.5            90.5       1,013.0            66.1         4,713            20.1           992.9            30.5
Construction and real estate                   524.9           135.3         660.2            18.8         433.8             4.5           655.7            20.1
Electricity                                  6,575.2            17.7       6,593.9             1.2          66.6         6,405.3           188.6             5.8
Commerce                                        97.5             6.1         103.6             4.9          47.3               -           103.6             3.2
Restaurants and hotels                          83.1            31.9         115.0             6.8          77.0             2.5           112.5             3.5
Transport and storage                           90.5             0.2          90.8             0.1           0.2               -            90.8             2.8
Communications and computer services            93.5             8.8         102.3             7.8          29.4               -           102.3             3.1
Financial services                             344.8           109.2         454.0            10.0         121.1               -           454.0            13.9
Other business services                        264.9             2.8         267.7             6.7          43.6               -           267.7             8.2
Public and community services                  233.8             1.3         235.1            11.5         146.6               -           235.1             7.2
Private households                              27.5             0.8          28.2               -           2.8               -            28.2             0.9
                                             -------         -------       -------         -------       -------         -------         -------         -------
TOTAL                                        9,283.2           404.6       9,688.8           133.9       1,447.4         6,432.7         3,256.1           100.0
                                             =======         =======       =======         =======       =======         =======         =======         =======
Credit risk included in the
 various industry sectors:
Agricultural settlement movements (4)          345.7             5.4         351.1            10.2        163.3
Local authorities and entities
controlled by them                              28.6               -          28.6               -          1.9

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

CREDIT TO THE PUBLIC - ANALYSIS OF OVERALL RISK BY BUSINESS SECTORS (CONT.)
 ADJUSTED AMOUNTS

                                                                                             DECEMBER 31, 2002
                                              ----------------------------------------------------------------------------------------------------------------------
                                                                                              ANNUAL
                                                                                            EXPENSE FOR
                                                                            TOTAL RISK          THE                                                     % OF SECTOR
                                                             OFF-BALANCE        OF            SPECIFIC                                    TOTAL RISK     FROM TOTAL
                                              BALANCE           SHEET         CREDIT         ALLOWANCE     BALANCE OF                       NET OF          RISK
                                               SHEET            CREDIT          TO          FOR DOUBTFUL  PROBLEMATIC      GOVERNMENT      GOVERNMENT    NET OF GOV'T
                                         CREDIT RISK (1)**    RISK (2)**      PUBLIC           DEBTS      DEBTS (3)(5)     GUARANTEES      GUARANTEES     GUARANTEES
                                              --------         --------      --------         --------      --------        --------        --------        --------
                                                                                            IN MILLIONS OF NIS
                                              ----------------------------------------------------------------------------------------------------------------------

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

MATURITY DISTRIBUTION OF CREDIT TO THE PUBLIC BY LINKAGE BASIS SEGMENTS

     The following table sets forth the maturity profile of our credit to the public by linkage basis segments as of December 31, 2006. In this table, the future cash flows in respect of assets and liabilities are presented according to linkage base, and in accordance with the remaining period to the contractual maturity date of each cash flow.

                                                                   IN MILLIONS OF NIS
                                            --------------------------------------------------------------------
                                               UP     BETWEEN     BETWEEN 6     BETWEEN     MORE
LINKAGE                                       TO 3     3 AND         AND         1 AND      THAN
BASIS                                        MONTHS   6 MONTHS    12 MONTHS     5 YEARS    5 YEARS        TOTAL
                                            --------  --------    --------      --------   --------     --------

Non-Linked Israeli currency                    125.8      10.5        25.5          70.6        3.3        235.7
CPI-linked Israeli Currency                     29.3      24.4        42.0         273.7      252.1        621.5
Foreign Currency and linked thereto            196.1     154.1       311.2       2,436.1    6,621.8      9,714.3
                                            --------  --------    --------      --------   --------     --------
TOTAL                                          351.2     189.0       378.7       2,780.4    6,877.2     10,576.5
                                            ========  ========    ========      ========   ========     ========

Balances of current accounts and credits which have matured are included in the up to 3 months category.

DEVELOPMENT OF CREDIT RISK IN RESPECT OF PROBLEMATIC BORROWERS

     The following table sets forth comparative data on the development of the overall credit risk in respect of problematic borrowers (not including problematic debts that are covered by collateral that is deductible for purposes of individual borrower and borrower group indebtedness limitations) (Proper
Banking Procedure No. 313):

                                                                       AS OF DECEMBER 31
                                                    -----------------------------------------------------------
                                                      2006        2005        2004          2003          2002
                                                    -------     -------     -------       -------       -------

Non income bearing                                    171.2       267.0       400.2         571.6        *589.3
Restructured (2)                                       74.1        97.9       108.3          34.7          62.4
Designated for restructuring (3)                       26.9        13.5        24.3          54.2          16.8
Temporarily in arrears                                 14.5        64.2       117.9         102.4         130.2
Under special supervision**                           208.5       282.8       353.8         497.2         464.6
                                                    -------     -------     -------       -------       -------

Total balance sheet credit to
   problematic borrowers (1)                          495.2       725.4     1,004.5       1,260.1       1,263.3
                                                    =======     =======     =======       =======       =======

 Off-balance sheet credit risk in respect of
   problematic borrowers (1)                           88.0        73.7       121.6         187.2         188.4
Debentures of problematic borrowers                       -           -           -           0.1           0.2
                                                    -------     -------     -------       -------       -------
Overall credit risk in respect of problematic
   borrowers (1) (4)                                  583.2       799.1     1,126.1       1,447.4       1,451.9
                                                    =======     =======     =======       =======       =======

*    Including a loan to a customer that was classified as non-income bearing, and according to instructions of Bank of Israel was reclassified in 2003 to the "Securities" item (see Note 4 to the financial statements in Item 17).

**   Including NIS 183.1 million as of December 31, 2006 in respect of debts for which a specific allowance exists (NIS 74.9 million as of December 31,
     2005, NIS 116.1 million as of December 31, 2004, NIS 136.1 million as of
     December 31, 2003 and NIS 237.5 as of December 31, 2002).

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

     The data presented above indicates the high volume of debts that are classified as non-income bearing in relation to total credit to the public. The interest revenue in respect of those debts, which will not be included in financing income, will have a negative impact on our results of operations in the future, as long as the debts continue to be classified as non-income bearing. Interest income that was not credited to income for non-income bearing debts for the year ending December 31, 2006 was NIS 23 million, in comparison to
NIS 28 million for the year ending December 31, 2005, and NIS 59 million for the year ending December 31, 2004.

     According to our policy, a loan is classified as non-income bearing if the loan is in arrears and management's evaluation is that the arrears are not temporary.

LOAN CONCENTRATION

     The following table sets forth our credit risk exposure to the largest six borrowers/borrower groups as defined by the Proper Banking Procedures of the
Bank of Israel, for the five years ending on December 31, 2006, 2005, 2004,
2003, and 2002:

                                                            IN MILLIONS OF NIS

                                     2006         2005           2004        2003            2002
                                    ------       ------         ------      ------          ------
                                                Reported                           Adjusted
                                                 Amounts                            Amounts
                                    ----------------------------------      ----------------------

Credit risk exposure to
the largest six
borrowers/borrower groups*          368.6          433.2          542.3       595.5          783.0
Total credit to the
public**                          6,519.1        7,680.7        7,993.4     9,189.6       10,908.1
Percentage of the
borrower/borrower group of
the total credit to the               5.7%           5.6%           6.8%        6.5%           7.2%
public

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

          o    December 31, 2006* - NIS 5,671.0 million

          o    December 31, 2005* - NIS 6,405.0 million

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

                                           2006                    2005                     2004                    2003                  2002
                                    -------------------     -------------------     -------------------     -------------------   -------------------
                                    REPORTED                REPORTED                REPORTED                ADJUSTED              ADJUSTED
                                    AMOUNTS                 AMOUNTS                 AMOUNTS                 AMOUNTS               AMOUNTS
                                    -------                 -------                 -------                 -------               -------
                                       IN                     IN                      IN                      IN                    IN
                                    MILLIONS                MILLIONS                MILLIONS                MILLIONS              MILLIONS
                                     OF NIS        %        OF NIS         %        OF NIS         %        OF NIS         %      OF NIS         %
                                    -------     -------     -------     -------     -------     -------     -------     -------   -------     -------

Agriculture                             1.4           5           -           -         0.7           1           -           -       0.3           -
Industry                                7.2          26        15.5          28        29.8          38        66.1          49     112.2          29
Construction and real estate            7.5          27        31.7          56        24.3          31        18.8          14      74.4          19
Electricity                               -           -        19.0          34         2.6           3         1.2           1       6.2           2
Commerce                                2.1           8         2.5           4         4.2           5         4.9           4      20.3           5
Restaurants and hotels                  0.7           3         0.9           2         0.5           1         6.8           5      22.8           6
Transport and storage                   0.1           -         0.1           -           -           -         0.1           -       1.2           -
Communications and computer
services                               (1.1)         (4)        1.3           2        (0.5)         (1)        7.8           6      16.5           4
Financial services                      1.3           5       (17.7)        (31)        4.7           6        10.0           7      82.7          21
Other business services                 6.7          24         3.4           6        10.6          14         6.7           5      11.5           3
Public and community services           1.2           4        (0.5)         (1)        1.1           1        11.5           9      39.1          10
Private households                      0.5           2           -           -         1.1           1           -           -       4.4           1
TOTAL                                  27.6         100        56.2         100        79.1         100       133.9         100     391.6         100
                                    -------     -------     -------     -------     -------     -------     -------     -------   -------     -------
Credit risk included in the
various industry sectors:
Agricultural settlement
movements                               2.1           8        (1.5)         (3)       (1.8)         (2)       10.2           8      19.3           5
Local authorities                         -           -           -           -           -           -           -           -         -           -

DEPOSITS

     The following tables provide an analysis of the maturity of deposits as of
December 31, 2006. In the tables below the future cash flows in respect of assets and liabilities are presented according to linkage base, and in accordance with the remaining period to the contractual maturity date of each cash flow.

DEPOSITS OF THE PUBLIC AS OF DECEMBER 31, 2006

                                                                     IN MILLIONS OF NIS
                                                 ----------------------------------------------------------
                                                   UP         BETWEEN      BETWEEN 6      MORE
LINKAGE                                           TO 3         3 AND        AND 12        THAN
SEGMENT                                          MONTHS      6 MONTHS       MONTHS       1 YEAR       TOTAL
                                                 ------      --------       ------       ------       -----

Non-Linked Israeli currency                       27.5           0.5          3.0            -         88.1
CPI-linked Israeli Currency                        3.1           2.0          5.0         28.0         38.1
Foreign Currency and linked thereto                2.0           0.1          1.5            -          3.6

DEPOSITS OF THE GOVERNMENT AS OF DECEMBER 31, 2006

                                                                   IN MILLIONS OF NIS
                                                ---------------------------------------------------------
                                                  UP         BETWEEN      BETWEEN 6     MORE
LINKAGE                                          TO 3         3 AND        AND 12       THAN
SEGMENT                                         MONTHS       6 MONTHS      MONTHS      1 YEAR       TOTAL
                                                ------       --------      ------      ------       -----

CPI- linked Israeli Currency                      29.2          16.9         29.6       261.4        331.1
Foreign Currency and linked thereto              154.6         151.7        306.3     9,021.9      9,634.5

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     THE FINANCIAL INFORMATION PRESENTED IN THIS ITEM BELOW IS BASED ON ISRAELI
GAAP, WHICH MAY DIFFER MATERIALLY FROM U.S. GAAP. FOR A RECONCILIATION OF OUR
FINANCIAL INFORMATION TO U.S. GAAP, SEE "ITEM 3.A. SELECTED FINANCIAL DATA" AND
"ITEM 17. FINANCIAL STATEMENTS."

     SUMMARY

     Until the liquidity crisis we experienced in the third quarter of 2002, which stemmed from the withdrawals of deposits by the public, our business focused on regular banking activities, including, without limitation, the extension of short, medium and long term credit in NIS and foreign currencies, the acceptance of deposits in all currencies, the maintenance of checking accounts and the issuance of credit cards. In addition, we issued guarantees of all types in Israel and abroad and issued letters of credit and other documents relating to foreign trade. As of June 30, 2002, the balance of the public's deposits with us was NIS 3,597 million, which decreased to NIS 1,291 million as of December 31, 2002. As a result of the increased withdrawals of deposits by the public, we began to experience a severe liquidity crisis. By December 31,
2003 the balance of the public's deposits with us had declined to only NIS 620 million, and by December 31, 2006, to NIS 67 million.

     In response to the liquidity crisis, the Government of Israel and the Bank of Israel proposed a plan for the ultimate sale of our assets and liabilities to a third party. Until the sale, however, the Bank of Israel agreed to provide us a special line of credit to help us manage our liquidity crisis and continue our operations. See "Item 4. Information on the Company-Business Overview-Proposed
Sale of the Bank and Extension of Special Line of Credit by the Bank of Israel"
for a detailed description of the proposed sale and the special line of credit from the Bank of Israel.

     The "en bloc" sale of our asset and liability portfolio within a short time frame was not consummated and, on February 27, 2003, our Board of Directors
adopted a Run-Off Plan for our business, a modified version of which was approved by the Government of Israel. On July 26, 2005, our Board of Directors
decided to extend the term of the Run-Off Plan until July 31, 2008, and on
October 10, 2005, the Government of Israel approved the extension. The ultimate goal of the Run-Off Plan is the controlled realization of our credit assets over a period expiring in July 2008. For a more detailed description of the Run-Off
Plan and the amendments to the special line of credit, see "Item 4. Information on the Company-Business Overview-Adoption of the Run-Off Plan and Amendment of
the Special Line of Credit."

     Currently, the Ministry of Finance and the Government Companies Authority
are considering a possible plan for the sale and/or transfer of all of our issued and outstanding share capital to a third party, by: (a) sale and/or transfer of all of the Bank's shares held by the State and the three large banking groups to a designated purchaser; (b) the purchase by the designated purchaser of our shares held by the public and traded on the Tel Aviv Stock
Exchange, and within the framework of an arrangement plan pursuant to Section
350 of the Companies Law that would require the approval of the court and the affirmative vote of a special majority of our public shareholders; and (c) the redemption of the D Shares and DD Shares held by the public, including the payment of the preferred dividends in arrears for these shares (as required by their terms in the event of redemption).

     As part of the examination of the plan, the Government Companies Authority published a request for information ("RFI") where parties interested in purchasing our shares pursuant to the proposed plan were invited to give notice of their interest in the purchase. On July 4, 2007, the Government Companies
Authority advised us that in reply to the Authority's above publication, the
Authority received eleven applications from companies and individuals and they will examine the various applications in the near future.

     It is not known if the plan currently under examination will in fact be adopted or implemented. This question will be influenced, among other things, from the response and reaction to the RFI and the willingness of the three banking groups to dispose of their holdings. In addition, the sale of the
State's holdings in the Bank requires the adoption of a resolution by the
Ministerial Privatization Committee.

     In a letter dated May 1, 2007, the Bank of Israel notified us that if the proposed plan for the sale and/or transfer of our shares is implemented prior to
August 1, 2008, our banking license will be revoked on the date of the implementation of the plan.

     For the fiscal year ended December 31, 2006, we had a loss of NIS 17.1 million, compared with a loss of NIS 8.4 million in 2005. Our profits from financing operations before the provision for doubtful debts amounted to NIS
18.2 million in 2006 compared to NIS 61.6 million in the previous year. Our after-tax loss from ordinary operations amounted to NIS 17.1 million in 2006 compared to a loss of NIS 8.4 million in 2005.

A.   OPERATING RESULTS

     For the fiscal year ended December 31, 2006, we had a loss of NIS 17.1 million, compared with a loss of NIS 8.4 million in 2005 and a profit of NIS 1.4 million in 2004.

     Our total balance sheet as of December 31, 2006 amounted to NIS 7,516 million as compared to NIS 8,721 million at December 31, 2005 and NIS 9,078 million as of December 31, 2004. Credit to the public amounted to NIS 6,519 million, which represented approximately 86.7% of our total balance sheet.

     Our profits from financing operations before the provision for doubtful debts amounted to NIS 18.2 million in 2006 compared to NIS 61.6 million in 2005 and NIS 66.2 million in 2004. Our after-tax loss from ordinary operations amounted to NIS 17.1 million in 2006 compared to a loss of NIS 8.4 million in
2005 and a profit of NIS 1.2 in 2004. The decrease in profits from financing operations resulted mainly from the following:

The decrease in profit from financing operations resulted mainly from the following:

     o    THE DECREASE IN THE VOLUME OF OUR FINANCING ACTIVITY. The balance of credit to the public (not including credit out of a deposit of the
          State and guaranteed by the State) as at December 31, 2006 totaled NIS
          848 million, compared with NIS 1,276 million as at December 31, 2005, and NIS 1,826 million as at December 31, 2004. The average balance of this credit to the public in 2006, as included in the tables on the rates of financing income and expenses, amounted to NIS 1,104 million compared with NIS 1,558 million in 2005, a decrease of NIS 454 million or 29% in the average balance of credit to the public. The average balance of this credit to the public in 2004 amounted to NIS 2,552 million.

     o    THE DECREASE IN THE INCOME FROM INTEREST THAT WAS COLLECTED ON
          PROBLEMATIC DEBTS. The income from this component amounted to NIS 9.4 million in 2006 compared with NIS 21.6 million in 2005, and NIS 10.5 million in 2004.

     o    THE IMPACT OF THE INCREASE IN INTEREST RATES IN THE ECONOMY ON THE
          EXTENT OF NON-ACCRUAL OF INCOME IN RESPECT OF NON-INTEREST BEARING
          DEBT. The average interest rate in 2006 was higher than in 2005 and, as a result, the impact on the profit from financing activity was greater. In the fourth quarter of 2006, the interest rate in the economy started decreasing.

     Another factor that had an impact on the decrease in profit from financing activity in 2006 versus 2005 was the fact that, in those two years, we had an excess of assets in the CPI-linked segment and in the foreign currency segment.
In 2006 this excess, including the effect of derivatives, amounted on average to
NIS 167 million (prior to the provision for doubtful debts), compared to NIS 183 million in 2005. This excess was financed by unlinked liabilities. In 2006, the rate of return on the assets in these segments (including linkage differences and exchange rate differences which were negative) was lower than the cost of the unlinked sources, resulting in a decrease in profit from financing activity.
In 2005, the return on the uses of these segments was higher than the cost of the sources, resulting in an increase in profit from financing activity in that year.

     Our annual expense for allowance for doubtful debts amounted to NIS 21.7 million in 2006 compared with NIS 44.2 million in 2005 and NIS 70.2 million in
2004. The specific allowance for doubtful debts in 2006 amounted to NIS 27.6 million, compared with NIS 56.2 million in 2005 and NIS 79.1 million in 2004. An analysis of the changes in the allowance as described in Note 4.C of the financial statements, indicates a decrease in the specific allowance in 2006 in the total amount of NIS 12.0 million compared with NIS 26.4 million in 2005 and
NIS 16.5 million in 2004. The supplementary allowance for doubtful debts reflected a decrease of NIS 5.9 million, compared with a decrease of NIS 12.0 million in 2005 and NIS 12.3 million in 2004. The decrease in the supplementary allowance is mainly a result of the decrease in the volume of problematic debts in general and the decrease in the volume of non-income bearing debts in particular. This decrease was gradual and was reflected in the quarterly financial statements of both 2006 and 2005. The decrease in the supplementary allowance in 2005 was also affected by the Supervisor of Banks' approval to cancel a supplementary allowance of NIS 0.9 million, that had been recorded in the past in respect of the debt of a customer which according to the instruction of the Supervisor of Banks was classified to the "Securities" item.

     It is worth noting that the balance of credit as at December 31, 2006, net of the credit to the Israel Electric Corporation Ltd. which is guaranteed by the
State of Israel, and before the supplementary and general allowance for doubtful debts amounted to NIS 900 million (NIS 1,334 million as at December 31, 2005 and
NIS 1,893 million as at December 31, 2004). The balance of the supplementary and general allowances for doubtful debts amounted to NIS 52 million, or 5.8% of the balance of the aforementioned credit (NIS 58 million which constituted 4.3% of the balance as at December 31, 2005 and NIS 67 million which constituted 3.5% of the balance on December 31, 2004).

     Following are comparative data on the development of the overall credit risk in respect of problematic borrowers(1) (in NIS millions):

                                                                            AS AT DECEMBER 31,
                                                                            -----------------
                                                                            2006         2005
                                                                            -----       -----

Non income bearing                                                          171.2       267.0
Restructured (2)                                                             74.1        97.9
Designated for restructuring (3)                                             26.9        13.5
Temporarily in arrears                                                       14.5        64.2
Under special supervision**                                                 208.5       282.8
                                                                            -----       -----
Total balance sheet credit to problematic borrowers (1)                     495.2       725.4
Off-balance sheet credit risk in respect of problematic borrowers (1)        88.0        73.7
                                                                            -----       -----

Overall credit risk in respect of problematic borrowers (1) (4)             583.2       799.1
                                                                            =====       =====

**   Including an amount of NIS 183.1 million (NIS 74.9 million on December 31,
     2005) in respect of debts for which a specific allowance exists.

(1)  Not including problematic debts that are covered by collateral that is deductible for purposes of individual borrower and borrower group limitations (Proper Banking Procedure Directive No. 313).

(2)  Credit that was restructured in the current year and credit that was restructured in prior years with waiver of income.

(3)  Credit to borrowers in respect of which there is a yet unimplemented management decision to restructure their debt.

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

     Nonetheless, the data presented above indicates the high proportion of debts, that are classified as non-income bearing, of the total credit to the public. The interest charges in respect of those debts, which will not be included in financing income, will have a negative impact on our results of operations in the future, as long as the debts continue to be classified as non-income bearing. It should be emphasized that regardless of the decrease in the volume of non-income bearing debts, due to our policy of collecting credit, the negative effect of the aforementioned debt on the financial results will continue to be significant. In this respect it is noted that the amount of interest that will not be included in income will be affected by the volume of the non-income bearing debt and the market interest rate. If the interest rate of the Bank of Israel increases, the negative effect of the non-income bearing debt on the amount of financing income will be higher.

     The increase in the volume of the off-balance sheet credit risk in respect of problematic borrowers derives from the indemnification issued by us in favor of the receivers that were appointed to realize the assets of the companies undergoing legal proceedings. The writs of indemnification are in respect of receipts that were credited to the borrowers' accounts with us out of the proceeds from the realization of the assets.

TOTAL ASSETS

     Our total assets as of December 31, 2006 decreased to NIS 7,516 million as compared to NIS 8,721 million as of December 31, 2005 and NIS 9,078 million as of December 31, 2004. The main component of the net change in the total assets was the reduction of our credit portfolio, which decreased from NIS 7,993 as of
December 31, 2004 to NIS 7,681 million as of December 31, 2005 and to NIS 6,519 million as of December 31, 2006 (a decrease of 15% in the last year). The above figures include a state guaranteed credit to the Israel Electric Corporation
Ltd.(NIS 5,671 million as of December 31, 2006, NIS 6,405 million as of December
31, 2005 and NIS 6,167 million as of December 31, 2004), granted out of a deposit that was deposited with us by the State of Israel for that purpose.

TOTAL LIABILITIES

     Our total liabilities, not including Preference Shares, as of December 31,
2006 decreased to NIS 7,006 million as compared to NIS 8,193 million as of
December 31, 2005 and NIS 8,570 million as of December 31, 2004. The main component of the net change in the total liabilities was the reduction of our deposits, which decreased from NIS 8,488 million as of December 31, 2004 to NIS
8,110 million as of December 31, 2005 to NIS 6,923 million as of December 31,
2006 (15% decrease in the last year). The calculation of total liabilities includes a deposit of the State of Israel that was used to grant a credit guaranteed by the State of Israel to the Israel Electric Corporation Ltd., the
balance of which amounted to NIS 6,167 million as of December 2004, NIS 6,405 million as of December 31, 2005 and NIS 5,671 million as of December 31, 2006.

AVERAGE BALANCE OF ASSETS IN VARIOUS LINKAGE SEGMENTS AND THE MARGIN ON THESE
ASSETS

     UNLINKED SHEKEL SEGMENT - The average balance of assets in this segment
(not including ALM derivatives) amounted to NIS 364 million compared with NIS
619 million in 2005, a decrease of 41%. The margin in this segment, including the effect of derivatives, was 1.39% compared with 1.41% in 2005.

     It should be noted that most of the non-income bearing debt is included in this segment. As at December 31, 2006 the balance of non-income bearing debt in this segment is NIS 125 million and constitutes 55% of the balance of this segment (before the supplementary and general allowance).

     CPI-LINKED SHEKEL SEGMENT - In 2006, the average balance of assets in this segment amounted to NIS 561 million compared with NIS 696 million in 2005, a decrease of 19.4%. The decline in volume of operations in this segment derives from both the general decline in the Bank's operations and the policy of the
Bank, according to which the Bank renews credit only for short periods and mainly in the unlinked shekel segment. The margin in this segment, including the effect of derivatives, was 2.58% compared with 2.74% in 2005.

     FOREIGN CURRENCY AND FOREIGN CURRENCY LINKED SEGMENT - The total average volume of assets in this segment (not including ALM derivatives) amounted to NIS
6,406 million in 2006 compared with NIS 6,775 million in 2005. Credit in this segment includes credit guaranteed by the State that was granted to the Israel
Electric Corporation Ltd. out of a deposit of the State. The margin in respect of this credit is negligible and matches the level of risk attached to this
credit.The average balance of this credit in 2006 amounted to NIS 6,143 million compared with NIS 6,354 million in 2005. Excluding the said credit, the average balance of assets in this segment amounts to NIS 263 million, compared with NIS
421 million in 2005, a decrease of 38%.

     The margin in this segment, including the effect of derivatives, was 0.08%, compared with 0.02% in 2005. The low margin rate in this segment is the result of the share of the State guaranteed credit of the entire segment.

     The State guaranteed credit and the State deposit from which the credit was granted bear a high rate of interest, and due to their large proportion of total assets and liabilities and the marginal interest margin in this credit, they distort the data regarding the margin of this segment.

     In respect of the credit of this segment, which is dollar-denominated, an expense was recorded in 2006 in an amount of NIS 88.7 million (compared with income of NIS 853.7 million in 2005). The reason for the recordation of an expense was the decrease in the exchange rate of the U.S. dollar, compared with an increase in the exchange rate of the dollar in 2005. As aforementioned, the margin in respect of the State guaranteed credit to Israel Electric Corporation
Ltd. is insignificant, and therefore the income (in 2005, an expense) recorded in respect of the Government deposit that served as a source for financing the credit was in the same amount.

     An analysis of the data regarding this segment with the exclusion of the aforementioned credit and deposit shows a margin of 1.99% in 2006.

     With respect to the profit from financing operations, it can be assumed that the Bank's policy of reducing its activities and the continuous decrease in the volume of credit will continue to have an adverse effect on the profit from financing operations.

OPERATING INCOME AND EXPENSE

     OPERATING AND OTHER INCOME - This income amounted to NIS 21.5 million in
2006, compared with NIS 18.2 million in 2005 and NIS 50.2 million in 2004. Most of the income derived from gains from investments in shares which amounted to
NIS 16.4 million in 2006, compared with NIS 11.3 million in 2005 and NIS 41.5 million in 2004. It is worthy of noting that the entire investment in shares amounted to NIS 56 million as at December 31, 2004, NIS 61 million as at
December 31, 2005, and NIS 50 million at December 31, 2006, so that the gains on the aforementioned stock portfolio in recent years are considerably high and there is no certainty that they will continue also in the future.

     In 2006, income from operating commissions amounted to NIS 1.3 million compared with NIS 2.2 million in 2005 and NIS 4.1 million in 2004, a decrease reflecting the decline in transactions executed by the customers through the
Bank.

     OPERATING AND OTHER EXPENSES - Amounted to NIS 35.1 million in 2006, compared with NIS 44.0 million in 2005 and 45.0 million in 2004.

     Payroll expenses, not including employee retirement costs, totaled NIS 17.6 million in 2006, compared with NIS 18.2 million in 2005 and NIS 19.7 million in
2004. The decrease in payroll expenses was affected by the decrease in the number of employees in accordance with the Run - Off Plan and the efficiency plan complementing it.

     Due to losses for the purpose of V.A.T. on profit, payroll V.A.T. that is usually levied on a financial institution was not included in payroll expenses.
Payroll receivable amounted to NIS 2.8 million for 2006, compared with NIS 3.1 million for 2005.

     In 2006, an expense in the total amount of NIS 0.5 million was recorded under the item of expenses in respect of the early retirement of employees compared with an amount of NIS 5.5 million in 2005 and as compared to income of
NIS 0.8 million in 2004. Of the expense recorded in 2005, NIS 3.7 million was due to the legislative expansion of the definition of salary for purposes of payroll tax that was included as part of the economic policy for 2005.

     Maintenance and depreciation of buildings and equipment totaled NIS 2.7 million in 2006, compared with NIS 3.8 million in 2005 and NIS 5.7 million in
2004.

     Other operating expenses amounted to NIS 14.3 million, compared with NIS
16.5 million in 2005 and NIS 20.4 million in 2004. There was a significant decrease in the components of this item as part of the efficiency plan that was implemented by the Bank.

     PROVISION FOR TAXES ON INCOME - We received final tax assessments for the tax years up to and including 2003. Carry-forward tax losses of the Bank, in respect of which deferred tax assets have not been recorded, amount to NIS 703 million.

B.   LIQUIDITY AND CAPITAL RESOURCES

SOURCES OF FUNDS

     Our main sources of liquidity at the present time are (a) the special line of credit extended by the Bank of Israel, (b) Treasury deposits, and (c) any collections we obtain on existing loans to customers. Set forth below is a chart showing the percentage of the various segments of deposits, as of December 31,
2006:

      Deposits from the public:                              1%
      Treasury:                                             88%
      Deposits from Bank of Israel:                         11%

     The balance of the special line of credit (principal and interest) as of
December 31, 2006 was NIS 761 million, as compared to NIS 1,034 million as of
December 31, 2005, a decline of NIS 273 million. We used funds made available primarily from the realization of our assets to repay deposits of the public and repay the special line of credit

     The balance of the special line of credit (principal and interest) at the end of each quarter of 2006, was as follows:

     IN MILLIONS OF NIS

     1st Quarter-              941
     2nd Quarter-              927
     3rd Quarter-              822
     4th Quarter-              761

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

     For a more detailed description of the restrictions imposed by the special line of credit, see "Item 4. Information on the Company-Business
Overview-Adoption of Run-Off Plan and Amendment of the Special Line of Credit"
above.

     Deposits of the public amounted to NIS 67 million on December 31, 2006, compared with NIS 178 million on December 31, 2005, a decrease of 62%. These deposits are comprised of non-linked shekel deposits in the amount of NIS 31 million, compared with NIS 88 million at December 31, 2005, CPI-linked deposits in the amount of NIS 33 million, compared with NIS 78 million at December 31,
2005, and foreign currency denominated or linked deposits in the amount of NIS 3 million, compared with NIS 12 million at December 31, 2005.

     Government deposits as of December 31, 2006 amounted to NIS 6,087 million, compared with NIS 6,883 million on December 31, 2005. The main component of the
Government deposits is foreign currency denominated deposits, which serve as the source for granting long-term loans. The balance of the Government's foreign currency deposits amounted to NIS 5,781 million on December 31, 2006, compared with NIS 6,527 million at the end of 2005. The decrease in the foreign currency
Government deposits is due to the decrease in the exchange rate of the dollar.
The Government's foreign currency deposits include a deposit of NIS 5,671 million that was made in order to provide long-term credit to the Israel
Electric Corporation Ltd. The terms of the credit and deposit are the same except for an insignificant margin that we have with respect to the credit. As aforementioned, we also received a guarantee from the State as security for the said credit.

     Another component of these deposits are the CPI-linked deposits, received as part of the arrangement of the Kibbutzim. These deposits served as a source for rescheduling the debts of the kibbutzim. The balance of the Government's
CPI-linked deposits as of December 31, 2006 amounted to NIS 306 million, compared with NIS 356 million as of December 31, 2005. These deposits are long-term deposits that are repaid in installments according to the period for which the arrangement loans were provided (until the end of 2013).

     Deposits from banks as of December 31, 2006 amounted to NIS 768 million, compared with NIS 1,049 million at December 31, 2005. Of this amount, an amount of NIS 761 million derived from the special line of credit, which the Bank of
Israel granted to the Bank, compared with NIS 1,034 million as of December 31,
2005. These figures indicate a decrease of NIS 273 million in the utilized line of credit. Other than the Bank of Israel line of credit, the aforementioned item also includes a deposit in the amount of NIS 7 million that is a long-term deposit of a foreign bank that was deposited with the Bank in 1997. This deposit was deposited by the Bank with the Treasury and has the same repayment dates as the aforementioned deposit.

CASH FLOW

     Our cash flow must be examined in light of the process by which we are realizing the assets of the bank within the framework of the Run-Off Plan under which we are operating.

     The cash balance as of December 31, 2006 amounted to approximately NIS 53 million, as was the amount as of December 31, 2005.

     CASH AND DEPOSITS WITH BANKS. The balance of our deposits with banks amounted to approximately NIS 66.4 million, as of December 31, 2006, compared with approximately NIS 72.9 million as of December 31, 2005 and NIS 117.9 as of
December 31, 2004.

     The balance of our deposits with banks as of December 31, 2006 was comprised as follows:

     o    NIS 8.1 million deposits with the Bank of Israel.

     o    NIS 58.3 million short-term deposits with other banks in Israel and abroad. (This amount includes NIS 22.0 million, as of December 31,
          2006, that are pledged to the banks in which they are deposited. These pledges were granted pursuant to the approval of the Bank of Israel and serve as collateral for our activities in derivative financial instruments with these banks.)

     o    This amount includes NIS 10.2 million long-term CPI-linked deposits.

     Cash flow from current operations in 2006 showed a deficit of NIS 6.5 million.

     Cash flow from asset operations in 2006 shows a decline in the assets in an amount equal to approximately NIS 1,192 million, resulting primarily from a decline in loans, which was approximately NIS 1,140 million.

     Cash flow from liabilities in 2005 showed a decline of approximately NIS
1,186 million in our liabilities, including deposits of the public, deposits of banks and deposits of the Government. The special line of credit from the Bank of Israel currently represents the cash flow surplus between the cash flow resulting from realization of the assets and the cash flow resulting from the payment of liabilities. The balance of the special line of credit at the end of
2006 was NIS 273 million less than at the end of 2005, which indicates that, during the course of 2006, the consideration from the realization of the assets
(including the decline of cash), despite the deficit in the cash flow from current operations, constituted a sufficient source for the payment of the liabilities and the significant reduction of the outstanding balance of the special line of credit.

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

EQUITY CAPITAL

     Our shareholders' equity as of December 31, 2006 was equal to NIS 20 million as compared with NIS 197 million as of December 31, 2005. The total equity, including C Shares, CC Shares, CC1 Shares, D Shares and DD Shares
(collectively, the "Preferred Shares"), as of December 31, 2006 amounts to approximately NIS 511 million (compared with NIS 527 million as of December 31,
2005) representing approximately 6.8% of the balance sheet total.

     In August 2005 the Israel Accounting Standards Board published Accounting
Standard No. 22, "Financial Instruments: Disclosure and Presentation." The
standard provides rules for presenting financial instruments in the financial statements and specifies the proper disclosure required in respect thereto.
Furthermore, the standard provides the method for classifying financial instruments as financial liabilities and as shareholders' equity, for classifying the interest, dividends, losses and gains related to them and the circumstances for offsetting financial assets and financial liabilities. The new standard is to apply to financial statements for periods beginning on January 1,
2006 or thereafter.

     The standard provides that it is to be adopted on a prospective basis. The comparative data presented in the financial statements for periods beginning on the date the standard comes into effect will not be restated.

     Prior to implementing the standard, C Shares, CC Shares and CC1 Shares were classified as part of our shareholders' equity. As part of the implementation of
Standard No. 22 as of January 1, 2006, the shares were reclassified to liabilities in respect of profit-participating preference shares (see the
Statement of Changes in Shareholders' Equity and Note 1.D of our financial statements). Following this reclassification, our shareholders' equity decreased as of January 1, 2006 by an amount of NIS 204.1 million and became a shareholders' deficit in the amount of NIS 7.0 million. This accounting change has no impact on the surplus of assets distributable to shareholders upon liquidation, on the preference order for the distribution of the balance of our assets upon liquidation or on the related rights of each class of shares. For details of these rights, see Notes 14, 15, and 16 to our financial statements.

CAPITAL ADEQUACY

     On December 31, 2006, our minimum capital ratio was 1.34%, compared with a negative ratio (0.74%) on December 31, 2005. The Proper Banking Procedures
stipulate that the minimum capital ratio must be 9.0%.

     As a result of the sharp decline in our "first tier capital" and in view of the limitation providing that "second tier capital" in excess of the "first tier capital" shall not be taken into consideration in calculating the minimum capital ratio, almost all of our "second tier capital" remains unutilized in the calculation of the minimum capital ratio (thus, as at December 31, 2006, "second tier capital" in the total amount of NIS 518 million remains unutilized). In the opinion of our Board of Directors, in our present circumstances, the requirement to maintain a minimum capital ratio is irrelevant to our operations. It should be noted that the regulatory mandated minimum capital ratio is applied to normally operating institutions, while our Bank is currently subject to severe limitations pursuant to the Run-Off Plan.

ALLOWANCE FOR DOUBTFUL DEBTS

     The following table shows a summary of the changes in the allowance for doubtful debts for the years ended December 31, 2006, 2005 and 2004:

                                                                      2006
                                                        --------------------------------
                                                        SPECIFIC  SUPPLEMENTARY
                                                     ALLOWANCE (1) ALLOWANCE (2)  TOTAL
                                                        -------      -------     -------
                                                                REPORTED AMOUNTS
                                                        --------------------------------
                                                                  NIS MILLIONS
                                                        --------------------------------

Balance of allowance at beginning of year                 675.6         57.6       733.2
                                                        -------      -------     -------
Current allowances                                         40.8            -        40.8
Reduction in allowances                                   (12.0)        (5.9)      (17.9)
                                                        -------      -------     -------
Collection of debts written-off in previous years          (1.2)           -        (1.2)
                                                        -------      -------     -------
Amount charged to the income statement                     27.6         (5.9)       21.7
                                                        -------      -------     -------

Debts written-off                                         (46.1)           -       (46.1)
Balance of allowance at end of year                       658.3         51.7       710.0
                                                        =======      =======     =======
Amount of allowance not deducted from credit
 to public                                                  1.9            -         1.9
                                                        -------      -------     -------

                                       57

                                                                          2005
                                                          ------------------------------------
                                                         SPECIFIC     SUPPLEMENTARY
                                                        ALLOWANCE (1)  ALLOWANCE (2)    TOTAL
                                                          -------        -------       -------
                                                                    REPORTED AMOUNTS
                                                          ------------------------------------
                                                                      NIS MILLIONS
                                                          ------------------------------------

Balance of allowance at beginning of year                   714.4           69.6         784.0
                                                          -------        -------       -------

Current allowances                                           82.9              -          82.9
Reduction in allowances                                     (26.4)         (12.0)        (38.4)
Collection of debts written-off in previous years            (0.3)             -          (0.3)
                                                          -------        -------       -------
Amount charged to the income statement                       56.2          (12.0)         44.2
                                                          -------        -------       -------

Debts written-off                                           (95.3)             -         (95.3)
                                                          -------        -------       -------

Balance of allowance at end of year                         675.6           57.6         733.2
                                                          =======        =======       =======

Amount of allowance not deducted from credit
 to public                                                    1.0              -           1.0
                                                          -------        -------       -------

                                                                          2004
                                                          ------------------------------------
                                                         SPECIFIC     SUPPLEMENTARY
                                                       ALLOWANCE (1)  ALLOWANCE (2)     TOTAL
                                                          -------        -------       -------
                                                                    REPORTED AMOUNTS
                                                          ------------------------------------
                                                                      NIS MILLIONS
                                                          ------------------------------------

Balance of allowance at beginning of year                   732.5           78.5         811.0
                                                          -------        -------       -------
Current allowances                                           96.5            3.4          99.9
Reduction in allowances                                     (16.5)         (12.3)        (28.8)
Collection of debts written-off in previous years            (0.9)             -          (0.9)
                                                          -------        -------       -------
Amount charged to the income statement                       79.1           (8.9)         70.2
                                                          -------        -------       -------

Debts written-off                                           (98.1)             -         (98.1)
                                                          -------        -------       -------

Balance of allowance at end of year                         714.4           69.6         784.0
                                                          =======        =======       =======
Amount of allowance not deducted from credit
 to public                                                    0.9            0.9           1.8
                                                          -------        -------       -------

(1)  Not including allowance for interest on non-income bearing loans.

(2)  Including a general allowance in accordance with Bank of Israel directives in the total amount of NIS 38.9 million (as of December 31, 2005 - NIS 38.9 million; as of December 31, 2004 - NIS 38.9 million).

     The following table summarizes the balance of overall credit risk of problem loans in 2006, 2005 and 2004 and the allowance for doubtful debts relating to them:

                                                                         AS OF DECEMBER 31
                                                                ----------------------------------
                                                                        IN MILLIONS OF NIS
                                                                ----------------------------------
                                                                2006           2005           2004
                                                                ----           ----           ----

Overall Credit Risk of Problem Loans                            583.2          799.1        1,126.1
Annual Expense for Allowance for Doubtful Debts                  21.7           44.2           70.2
Percentage of Annual Expense for Allowances for
Doubtful Debts out of Overall Credit of Problem Loans             3.7%           5.5%           6.2%

C.   OFF-BALANCE SHEET ARRANGEMENTS (GUARANTEE ARRANGEMENTS AND OTHER
     COMMITMENTS)

     In the normal course of our business, prior to the liquidity crisis we experienced in the third quarter of 2002, we engaged in several types of off-balance sheet arrangements to meet the financing needs of our customers, including various types of guarantees, commitments to extend credit and letters of credit. The following table summarizes the balances of these arrangements as of December 31, 2006 and 2005:

                                          DECEMBER 31   DECEMBER 31
                                              ----         ----
                                              2006         2005
                                              ----         ----
                                              IN MILLIONS OF NIS
                                              -----------------

TRANSACTIONS THE BALANCE OF WHICH
 REPRESENTS A CREDIT RISK -

Guarantees securing credit                    170.9       171.6
Guarantees to home purchasers                  46.2        49.8
Other guarantees and liabilities                6.3        17.4
Unutilized revolving credit facilities          0.6         1.7

     Our income and expenses from the above types of off-balance sheet financial instruments for the past two years were as follows:

                                               IN MILLIONS OF NIS
                                              -------------------
                                              2006           2005
                                              ----           ----

Income from guarantees issued
by us                                         1.4            2.3

Expenses on guarantees issued
in our favor                                    -              -

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

OTHER CONTINGENT LIABILITIES AND COMMITMENTS

     In 2003, we signed a lease agreement in respect of our office premises for an initial period ending in August 2006. On March 21, 2006, we exercised our option to extend the lease period until August 31, 2009. The annual lease payment, which is linked to the CPI, amounts to NIS 1.0 million. The annual lease payment, which is linked to the CPI, will be raised by 5% in the additional period.

     We have outsourced our computer services. In connection with the outsourcing, in 2004 we entered into an agreement with a three-year term, with an optional two year extension. In 2006, the cost of the service amounted to NIS
2.4 million. On May 7, 2006, we exercised the extension option. The cost of service for each additional year will amount to NIS 2.3 million.

     Between 1998-2001, we entered into agreements to participate in private investment funds. The total amount approved for investment by us amounts to
US$20 million. The investment funds invest in Israeli companies or companies related to Israel. The majority of the investments made by these funds is in the credit component. The balance of this undertaking as of balance sheet date amounts to US$ 1.5 million.

     We have granted to our officers, directors and others, various indemnification agreements. For a description of certain indemnification agreements granted to our directors and senior officers, see "Item 6. Directors,
Senior Management and Employees." For a description of certain indemnification agreements granted to employees and others, see Note 21 to our financial statements in Item 17.

DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY PERIODS

A.   VOLUME OF OPERATIONS

1.   Stated amount of derivative instruments ALM (1)

                           DECEMBER 31, 2006         DECEMBER 31, 2005
                          --------------------      --------------------
                         CPI/SHEKEL    FOREIGN    CPI/SHEKEL     FOREIGN
                         INTEREST     CURRENCY     INTEREST     CURRENCY
                         CONTRACTS    CONTRACTS    CONTRACTS    CONTRACTS
                          -------      -------      -------      -------
                            REPORTED AMOUNTS          REPORTED AMOUNTS
                          --------------------      --------------------
                       NIS MILLIONS NIS MILLIONS NIS MILLIONS NIS MILLIONS
                          -------      -------      -------      -------

Options purchased               -            -            -         14.5
Forward contracts            45.9         53.4         45.8        136.7
                          -------      -------      -------      -------

Total                        45.9         53.4         45.8        151.2
                          =======      =======      =======      =======

2.   Gross fair value of derivative instruments ALM (1)

                                   DECEMBER 31, 2006        DECEMBER 31, 2005
                                  -------------------     --------------------
                                 CPI/SHEKEL   FOREIGN    CPI/SHEKEL   FOREIGN
                                 INTEREST    CURRENCY     INTEREST     CURRENCY
                                 CONTRACTS   CONTRACTS   CONTRACTS    CONTRACTS
                                  -------     -------     -------      -------
                                    REPORTED AMOUNTS        REPORTED AMOUNTS
                                  -------------------     --------------------
                               NIS MILLIONS NIS MILLIONS NIS MILLIONS NIS MILLIONS
                                  -------     -------     -------      -------

Gross positive fair value             1.0         1.1           -          3.5
Gross negative fair value               -           -        (0.5)           -
                                  -------     -------     -------      -------

Total                                 1.0         1.1        (0.5)         3.5
                                  =======     =======     =======      =======

B.   DERIVATIVE INSTRUMENTS CREDIT RISK ACCORDING TO THE OPPOSITE PARTY TO THE
     CONTRACT

                                                                      DECEMBER 31, 2006
                                                               ------------------------------
                                                                       REPORTED AMOUNTS
                                                               ------------------------------
                                                                         NIS MILLIONS
                                                               ------------------------------
                                                                BANKS   CENTRAL BANKS  TOTAL
                                                               -------      -------   -------

Gross positive fair value of derivative instruments                2.1            -       2.1
Off-balance sheet credit risk in
 respect of derivative instruments (2)                             9.9            -       9.9
                                                               -------      -------   -------

Total credit risk in respect of derivative instruments            12.0            -      12.0
                                                               =======      =======   =======

                                                       DECEMBER 31, 2005
                                               --------------------------------
                                                       REPORTED AMOUNTS
                                               --------------------------------
                                                         NIS MILLIONS
                                               --------------------------------
                                                BANKS    CENTRAL BANKS   TOTAL
                                               -------      -------     -------

Gross positive fair value
 of derivative instruments                         3.5            -         3.5
Off-balance sheet credit risk in
 respect of derivative instruments (2)            18.2          1.4        19.6
                                               -------      -------     -------

Total credit risk in respect of
 derivative instruments                           21.7          1.4        23.1
                                               =======      =======     =======

(1)  Derivatives comprising part of the asset and liability management of the
     Bank, not designated for hedging purposes.

(2)  Off-balance sheet credit risk relating to derivative instruments (including those with a negative fair value) as computed for limitation on individual borrower indebtedness.

C.   MATURITY PERIOD - STATED AMOUNTS AT YEAR-END

                                             DECEMBER 31, 2006
                                      ---------------------------------
                                              REPORTED AMOUNTS
                                      ---------------------------------
                                      UP TO     FROM 3 MONTHS
                                     3 MONTHS     TO 1 YEAR      TOTAL
                                      -------      -------      -------
                                   NIS MILLIONS  NIS MILLIONS NIS MILLIONS
                                      -------      -------      -------

CPI/Shekel interest contracts            20.5         25.4         45.9
Foreign currency contracts               53.4            -         53.4
                                      -------      -------      -------

Total                                    73.9         25.4         99.3
                                      =======      =======      =======

                                              DECEMBER 31, 2005
                                      ----------------------------------
                                               REPORTED AMOUNTS
                                      ----------------------------------
                                      UP TO      FROM 3 MONTHS
                                     3 MONTHS      TO 1 YEAR      TOTAL
                                      -------       -------      -------
                                   NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                      -------       -------      -------

CPI/Shekel interest contracts            25.3          20.5         45.8
Foreign currency contracts              151.2             -        151.2
                                      -------       -------      -------

Total                                   176.5          20.5        197.0
                                      =======       =======      =======

     Since we currently enter into these transactions in derivative financial instruments with other banks that have high credit ratings, the credit risk involved in these transactions is relatively small.

     We enter into derivative financial instruments transactions in order to limit our market risk exposure, as further detailed in "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

ALLOWANCE FOR DOUBTFUL DEBTS RELATING TO OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

     Our allowance for doubtful debts relating to off-balance sheet financial instruments was NIS 1.9 million in 2006 compared with NIS 1.0 million for 2005 and 1.8 for 2004.

MATURITY PROFILE OF OUR CONTRACTUAL OBLIGATIONS

     The following table sets forth as of December 31, 2006 the maturity profile of our contractual obligations.

                                                                 AS OF DECEMBER 31, 2006
                                                                  PAYMENTS DUE BY PERIOD
                                                                    IN MILLIONS OF NIS
                                     ---------------------------------------------------------------------------------------
                                                                                                                    WITHOUT
                                                      LESS THAN                       4-5            OVER           MATURITY
                                      TOTAL            1 YEAR      1-3 YEARS         YEARS          5 YEARS           DATE
                                     --------         --------      --------        --------        --------        --------

CONTRACTUAL CASH OBLIGATIONS

Senior Debt                             799.4            133.4         114.0               -               -          *552.0

Subordinated Debt                    10,140.5            771.0       1,313.6         1,290.7         6,707.0            58.2
                                     --------         --------      --------        --------        --------        --------
Total Contractual Cash
Obligations**                        10,939.9            904.4       1,427.6         1,290.7         6,707.0           610.2
                                     ========         ========      ========        ========        ========        ========

CONTINGENT LIABILITIES AND
COMMITMENTS

Lease Agreement                           2.7              1.0           1.7               -               -               -

IT Outsource Contract                     4.6              2.3           2.3               -               -               -

Stated Amount of Derivative
Instruments                              99.3             99.3             -               -               -               -
                                     --------         --------      --------        --------        --------        --------

Total Contingent Liabilities
and Commitments                         106.6            102.6           4.0               -               -               -
                                     ========         ========      ========        ========        ========        ========

*    The balance includes the balance of the credit line that was provided by the Bank of Israel until July 31, 2008 (the end of the Run-Off plan).

**   Not including Preferred Shares (see Note 1.D to our financial statements in
     Item 17).

     In the above table, the future cash flows are presented in respect of the liabilities in accordance with the remaining period to the contractual maturity date of each cash flow.

     Out of the total contractual cash obligations set forth in the table above,
NIS 9,438.9 million (included in subordinated debt) stems from the repayment of the State of Israel's deposit which served for the granting of a credit guaranteed by the State of Israel. The maturity profile of the payments due with respect to the deposit is as follows:

         Less than one year         NIS 608.3 million

         1-3 years                  NIS 1,194.2 million

         4-5 years                  NIS 1,177.6 million

         More than 5 years          NIS 6,463.8 million

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

     THESE ACCOUNTING PRINCIPLES IN RESPECT OF CRITICAL ISSUES ARE IMPLEMENTED
BY OUR BOARD OF DIRECTORS AND MANAGEMENT ACCORDING TO ISRAELI GAAP, WHICH
DIFFERS IN CERTAIN RESPECTS FROM U.S. GAAP AS DESCRIBED BELOW IN "ITEM 17.
FINANCIAL STATEMENTS" AND NOTE 32 TO THE FINANCIAL STATEMENTS.

     The following list sets forth the issues defined by our Board of Directors and management as critical from the accounting perspective.

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

     Our directors and management are assisted by independent assessors and appraisers in order to obtain an indication as to the value of the collateral that we hold. For example, the assessment of real estate that serves as collateral for a loan that we extend is generally made for us by independent assessors. The value taken for the purpose of computing the required allowance for doubtful debts is based upon an appraiser's valuation concerning "hasty sale," taking into account the terms and conditions of the sale and the expenses incurred with the sale.

     The amount that may be collected from borrowers is therefore based on assessments that by nature are subjective. The dependency on these assessments cannot assure that the amount that would in fact be collected will be in accordance with the assessments.

     The total monetary debt (not including off-balance sheet items) of borrowers in respect of whom an allowance for doubtful debts exists as of
December 31, 2006 was NIS 362 million (on December 31, 2005 - NIS 445 million).

     The amount of credit to the public stated in the financial statements is net of the general and supplemental allowances for doubtful debts, the total balance of which as of December 31, 2006 amounted to NIS 51.7 million (on
December 31, 2005 - NIS 57.6 million). The allowances that we made are done in accordance with directives of the Bank of Israel.

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

FAIR VALUE OF SECURITIES - All the securities owned by us as of December 31,
2006 are classified as available-for-sale securities. Marketable securities are stated in the balance sheet at fair value. Their fair value is determined on the basis of market quotation as of the balance sheet date. This data does not necessarily reflect the price that may be received from the sale of securities in large quantities. The value of non-marketable securities in the financial statements at December 31, 2006, was NIS 17 million (as of December 31, 2005 -
NIS 30 million). These securities are stated at their adjusted cost net of provisions for impairment in value based on management's assessments. These provisions were included based on the financial statements of the companies involved. Actual proceeds from the disposal of these investments may differ from their carrying value as stated in the financial statements.

CONTINGENT LIABILITIES - Various legal actions are pending against us (including a motion for approval of a class action and an appeal on the denial of a motion for approval of a derivative action). All of these actions are handled by our independent counsels. The independent counsels have informed us of their evaluation as to the probability of success of these actions. Where the evaluation is that the probability of success is not probable (but either remote or reasonably possible), we have not necessarily made provisions in respect of the risk involved. See "Item 8. Legal Proceedings" below.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

IDENTITY OF DIRECTORS

     The name, age and position of each member of our Board of Directors as of
June 1, 2007, and the month and/or year his or her tenure began, are set forth in the following table:

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
Avi Olshansky(1,4,8)                     70        Director                                                        November 1997
Yacob Aizner(2,4,8)                      60        Director                                                        October 2002
Shulamit Eshbol(2,3,9)                   41        Director                                                        November 2002
Yeheskel Beinisch(2,3,9)                 65        Director                                                        November 2002
Moshe Gavish(1,3,9)                      58        Director                                                        November 2002
Ehud Green (2,3,4,10)                    52        Director                                                        December 2002
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

(7)  Appointee of Israel Discount Bank Ltd. and its affiliates.

(8)  Appointee of Bank Leumi le-Israel B.M. and its affiliates.

(9)  Appointee of State of Israel.

(10) Outside director re-elected by our shareholders at the annual general meeting of the shareholders on March 22, 2006 in accordance with the
     Companies Law. Did not serve as a director from December 25, 2005 until
     March 21, 2006.

(11) Outside director elected by our shareholders at the annual general meeting of the shareholders on March 22, 2006 in accordance with the Companies Law.

(12) Dr. Raanan Cohen is not a director appointed by the holders of our Ordinary
     A Shares. He was appointed to the Board of Directors by the other members of the Board of Directors. Under our Articles of Association, a director so appointed by the other directors automatically becomes Chairman of the
     Board.

     DR. RAANAN COHEN, DIRECTOR AND CHAIRMAN OF THE BOARD. Dr. Cohen has been a director since August 2002 and he currently serves as our Chairman of the Board.
He was appointed to the Board of Directors by the other directors. He is
Chairman of our Administration Committee and Financial Statement Review
Committee and a member of our Credit Committee. Dr. Cohen was a member of
Knesset (the Israeli parliament) from 1988 until 2002. Dr. Cohen served as the
Secretary General of the Israeli Labor Party from 1997 until 2002. From 2000 until 2002, he served as a Minister in the Government. From 1992 until 1999, he served as a public director of Transclal Trade Ltd., Williger Ltd. and Blue
Square Cooperative. Dr. Cohen has served as a director of Oil Refineries Ltd.
and is currently a director of Phoenix (Israel) Insurance Ltd., Transclal Trade
Ltd. and Zerah Oil and Gas Exploration Ltd.

     RICHARD ARMONN, DIRECTOR. Mr. Armonn has been a director since 1971, with interruptions. He is an appointee of Bank Hapoalim B.M. and its affiliates and he currently serves as our Deputy Chairman. He is Chairman of our Credit
Committee and a member of our Administration Committee. Mr. Armonn served in the past as Deputy Chief Executive Officer of Bank Hapoalim B.M. and he was also the manager of the credit department for that bank. He has served as Chairman of the
Board of Gmul Investments Ltd. He is the Honorary Chairman of the Israel-Romania
Chamber of Commerce and Industry. He is also a director of Elhana Ltd.

     AVI OLSHANSKY, DIRECTOR. Mr. Olshansky has been a director since November
1997. He is an appointee of Bank Leumi-le-Israel B.M. and its affiliates. Mr.
Olshansky is a member of our Administration Committee and Credit Committee.
Since 1997, he has worked as a financial and economic adviser and since 2003, as
Chairman of A.Olshansky Consulting Ltd. From 1978 to 1991, Mr. Olshansky also served in various positions at Bank Hapoalim B.M., including as Vice President,
Deputy Managing Director, Senior Executive Vice-President and joint Managing
Director. From 1991 to 1997, he served as Chairman of the Board of Clal (Israel)
Ltd., that operated companies in the insurance, industry, commerce and construction fields. Until June 2006, Mr. Olshansky served as a director of
Azorim Investment Development and Construction Company Ltd. Mr. Olshansky is a
director of the following companies: Camel Grinding Wheels Sarid Ltd., Kibbutz
Sarid, Kibbutz-Tzora, Tzora Active System Ltd., Asif Provident Funds Management
Company Ltd. and is a member of the Investment Committee of the Harel Provident
Funds.

     YACOB AIZNER, DIRECTOR. Mr. Aizner has been a director since October 2002.
He is an appointee of Bank Leumi le-Israel B.M. and its affiliates. Mr. Aizner is a member of our Audit Committee and Credit Committee. Mr. Aizner was the
Managing Director (from 1996-1999) and Deputy Managing Director (from 1986-1996)
of Bank of Jerusalem Ltd. Since 2000, Mr. Aizner has worked as an independent real estate promoter. Mr. Aizner is also a director of Sadot Binyamina Ltd. and serves as the head of the Investment Committee of the Teachers' Education Fund.

     SHULAMIT ESHBOL, DIRECTOR. Ms. Eshbol has been a director since November
2002. She is an appointee of the State of Israel. Ms. Eshbol is a member of our
Audit Committee and Financial Statement Review Committee. Ms. Eshbol worked in public accounting as a sole practitioner from 1994-1998. She has also practiced law at the firm of Eshbol & Yakuel since 2000. As part of her legal practice, she is engaged in commercial and financial fields. She has served as a director in Zim Lines Ltd. and the Zichron Yaacov Economic Development Company.

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

     MOSHE GAVISH, DIRECTOR. Mr. Gavish has been a director since November 2002.
He is an appointee of the State of Israel. Mr. Gavish is a member of our
Administration Committee and Financial Statement Review Committee. From 1989 to
1993, he served as Commissioner of the Income Tax and Property Tax Authority and
from 1994 to 2000, as General Manager of Mercantile Discount Bank. Since 2000,
he has practiced law and advised companies independently. Mr. Gavish is a director of the following companies: Israel Electric Corporation Ltd., Afikim
Hashkaot G.G. (2000) Ltd., Innoventions and Allium.

     EHUD GREEN, DIRECTOR. Mr. Green has been a director since December 2002. He is a member of our Audit Committee, Credit Committee and Financial Statement
Committee. Mr. Green is an outside director. From 1972 to 1996, Mr. Green served as a career officer in the Israel Defense Forces, the Israel Police and the
security services. Mr. Green has been practicing law in his own firm since 1996.

     BEN-ZION DAGAN, DIRECTOR. Mr. Dagan has been a director since July 2002. He is an appointee of Israel Discount Bank Ltd. and its affiliates. He is a member of our Audit Committee and Financial Statement Review Committee. Mr. Dagan
served as a director of a subsidiary of Bank of Jerusalem Ltd. from 1997 to
2002.

     AHARON HILDESHEIMER, DIRECTOR. Mr. Hildesheimer has been a director since
March 2006. He is a member of our Audit Committee and Administration Committee.
Mr. Hildesheimer is an outside director. Since 1991, Mr. Hildesheimer is the
Managing Director of Admon Trust & Investments Ltd. From 1973 to 1987, he served in various senior positions at Mizrahi Bank Ltd. From 1987 to 1991, Mr.
Hildesheimer served as Managing Director of Finance and Trade Bank Ltd. From
1994 to 2002, he was the founder, director and CFO of Inflight Financial
Services, Ltd., Dublin, Ireland. Mr. Hildesheimer is a director of Pardes
Industries Ltd.

     EPHRAT BRONFELD, DIRECTOR. Ms. Bronfeld was an outside director from
December 2002 until December 2005. She was a member of our Audit Committee,
Financial Statement Review Committee and Administration Committee. From
1996-2002, Ms. Bronfeld worked at Tahal Consulting Engineers Ltd., for two years as Assistant to the General Manager and Corporate Secretary and for four years as the General Manager of one of Tahal Consulting Engineers Ltd.'s subsidiaries.
Ms. Bronfeld is a director of Yahav Massad Mutual Funds Ltd., Arel
Communications and Software Ltd and Okiana Advanced Industries Ltd.

     For further information regarding the directors having accounting and financial expertise, as defined in the Companies Law, see below in this Item 6.

IDENTITY OF OFFICERS

     The name, age and position of each of our executive officers, as of June 1,
2007, and the month and year his or her tenure began, are set forth in the following table:

NAME                     AGE     POSITION WITH REGISTRANT                HELD POSITION SINCE
----                     ---     ------------------------                -------------------

Dr. Raanan Cohen(1)      66      Chairman of the Board                   August 2002

Uri Galili(2)            62      General Manager                         July 2002

Arieh Savir(3)           61      Deputy General Manager                  September 2002

Rimon Shmaya(4)          58      Comptroller                             April 2001
                                 Comptroller & Financial Risks Manager   January 1998
                                 Member of the Management                May 1996

Nathan Dekel(5)          56      Operations & Controls Manager           April 2004
                                 Operations Manager                      July 1999
                                 Member of the Management                August 1990

Michael Warzager(6)      52      General Counsel                         March 1998

Itzhak David(7)          52      Internal Auditor                        November 2002

     (1) Dr. Raanan Cohen is included in this list since he is a salaried employee of the bank. Under Israeli law, a director, including a salaried chairman of the board, is not considered to be an executive officer.

     (2) Mr. Uri Galili has served as our General Manager since July 2002. From
1995 until 2001, Mr. Galili was Director and General Manager of Bank Leumi (UK)
plc From 2001 until July 2002, he served as Head of International Private
Banking at Bank Leumi le-Israel B.M.

     (3) Mr. Arieh Savir has served as our Credit Manager since September 2002 and as our Deputy General Manager since October 2002. From 1994 until September
2002, Mr. Savir was Head of the Financial Services and Workout Division of Bank
Hapoalim B.M.

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

SELECTION OF DIRECTORS AND OFFICERS AND TERMS OF OFFICE

     Except for the outside directors (the election and removal of which are discussed in the next paragraph) and the Chairman of the Board (who is appointed by the other Board members), our directors are appointed by the holders of our
Ordinary A Shares, par value NIS 0.10. See "Item 7. Major Shareholders and
Related Party Transactions-Major Shareholders" below for more detailed information regarding the ownership of our Ordinary A Shares.

     Each holder of Ordinary A Shares is entitled to appoint one director for every 1,015 Ordinary A Shares held by such holder, and each group of shareholders (who together hold 1,015 or more Ordinary A Shares) is entitled to appoint one director for every 1,015 Ordinary A Shares held. As a result, the
Government of Israel currently has the right to appoint seven directors, Bank
Leumi le-Israel B.M. currently has the right to appoint three directors, Israel
Discount Bank Ltd. currently has the right to appoint one director and Bank
Hapoalim B.M. currently has the right to appoint one director. However, we have been advised by Bank Hapoalim B.M. that pursuant to an agreement between Bank
Hapoalim B.M. and certain other holders of Ordinary A shares (which holders together have 500 Ordinary A Shares), Bank Hapoalim B.M. is entitled to vote such other voters' shares for the purpose of appointing directors. By virtue of this agreement, by combining its own shares and the shares of the other holders party to the agreement, Bank Hapoalim B.M. is entitled to appoint one additional director. The directors appointed by the State of Israel serve three year terms, and the term of the current directors who are State of Israel's appointees will expire in November 2008. The outside directors are appointed for three year terms, and the term of the current outside directors will expire in March 2009.
The directors who are appointed by the banks serve as such until removed by the appointing bank.

     Pursuant to the Companies Law, we are required to have at least two outside directors elected by our shareholders voting at a general meeting of the shareholders, at least one of whom must have accounting and financial expertise and the others must have professional skills, according to the definition of these terms in the aforementioned law. At the time of the appointment or during the two years preceding the appointment, neither the outside director himself nor any of his relatives, partners, employers or companies in which he is a controlling member may have had an interest in the company to whose board the outside director is to be appointed. Among the other qualifications for election, no individual shall be appointed an outside director if his other positions or affairs create or are liable to create a conflict of interest with his position as director. Our outside directors hold office for a term of three years and, according to the Companies Law, outside directors may be elected for one additional three-year term after the initial three-year term. Our outside directors are Ehud Green and Aharon Hildesheimer.

     In order to facilitate the appointment of outside directors at the shareholders' general meeting without exceeding the maximum number of directors prescribed by our Articles of Association and by Israeli Proper Banking
Procedures, special arrangements have been reached by our major shareholders.
The Government of Israel has agreed to refrain (subject to various conditions)
from exercising its right to appoint one director of the seven that it is entitled to appoint. Bank Leumi le-Israel B.M., Israel Discount Bank Ltd. and
Bank Hapoalim B.M. groups have agreed that they will refrain (subject to various conditions), through a rotation among them, from exercising their right to appoint one director of the seven that they are jointly entitled to appoint.
Consequently, as long as these consents remain in force, the two outside directors may be elected by the shareholders at a general meeting, on account of the vacancies created by the above consents. Under these arrangements, the outside directors elected by the shareholders at a general meeting should be the candidates put forward by the shareholders who created the vacancies.

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

     1.   An outside director may be removed by court order, if the court (a)
          finds that the director is permanently unable to exercise his office;
          (b) the outside director no longer meets one of the conditions required by law for his appointment; (c) the outside director violated his obligation of loyalty to the company; or (d) the outside director, during his tenure, was convicted by a court abroad of offenses such as bribery, deceit or utilization of inside information.

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

COMPENSATION OF DIRECTORS AND OFFICERS

     The aggregate amount of remuneration that we paid to all directors and executive officers as a group during the year ended December 31, 2006 was NIS
4,626,000 and we set aside and made provisions of NIS 1,270,000 to provide severance pay, retirement or similar benefits for our directors and executive officers.

     The following chart sets forth, on an individual basis, the compensation paid to our executive officers:

                                       SEVERANCE      ADDITIONAL
    NAME                    SALARY       PAY(1)       AMOUNTS(2)    TOTAL(3)
    ----                    ------       ------       ----------    --------
                                         IN THOUSANDS OF NIS

Raanan Cohen                  602         177            ---           779
Uri Galili                    714         249            ---           963
Arieh Savir                   608         140            ---           748
Nathan Dekel                  596         231            ---           827
Rimon Shmaya                  590         165            ---           755
Itzhak David                  330          83            ---           413
Michael Warzager              588         225            ---           813

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

     For a description of the severance pay agreements with our senior executives, see Notes 18.A.2 and 18.A.4 to our financial statements.

     Pursuant to a resolution of our Board of Directors, which was approved by the shareholders at a general meeting, the annual compensation paid to our directors (other than our outside directors) is adjusted semi-annually to the
CPI. As of the last compensation update on February 1, 2007, the annual compensation paid to our directors (other than our outside directors) was NIS
32,676, plus V.A.T., paid on a monthly basis. Outside directors are paid NIS
33,600 annually.

     In addition, our directors receive compensation for each plenum or committee meeting attended. The amount of compensation paid for plenum and committee meetings is also updated semi-annually to the CPI. Our directors
(other than our outside directors) receive as of February 1, 2007, NIS 1,219 plus V.A.T. for each plenum and committee meeting attended while our outside directors received NIS 1,250.

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

     In the past, we signed individual employment contracts with three of our senior executives. Under these contracts, each party has the right to terminate the employee-employer relationship by providing an advance notice of three months.

     In accordance with these contracts, in the event of resignation of the executives, the Bank shall pay them additional severance payments and an
"adaptation bonus" in addition to the regular severance pay. In the event that we terminate their employment, these executives are entitled to either severance pay at higher rates or to early pensions. In August 2006, the employment contracts of these three executives were amended with regard to the severance terms in the event of termination by the Bank. The amended terms, which in general are inferior to those included in the original employee contracts, were determined based on the principles of the collective agreement dated December
26, 2002 and with the approval of the Commissioner of Wages and Labor Agreements in the Israeli Ministry of Finance.

     We have an appropriate provision included in the reserve for severance pay in respect of these agreements, which as at December 31, 2006 amounted to NIS
6.5 million.

     On May 30, 2007 the Audit Committee and the Board of Directors of the Bank
confirmed that the Chairman of the Board of the Bank, Dr. R. Cohen, the General
Manager of the Bank, Mr. U. Galili, and the Deputy General Manager, Mr. A.
Savir, shall be entitled at the conclusion of their service to additional severance payments (in addition to the funds allocated for their benefit to employees' benefit insurance and/or a pension fund) in the amount of one month's salary for each year of service and the proportionate part of a month for each part of a year.

     This resolution is subject to the approval of the Commissioner of Wages and
Labor Agreements at the Ministry of Finance. The Commissioner has advised that he has no objection to the language of the resolution. However, his approval would be given only for termination of employment at the end of the Bank's
Run-Off Plan (which is supposed to end on July 31, 2008) or if the ownership of the Bank is transferred to an outside investor prior to the end of the run-off period. The approval of the additional severance payments to the Chairman of the
Board is also subject to the approval of the Bank's shareholders at the next general meeting of shareholders.

     The terms of service of the Chairman of the Board of the Bank, Dr. R.
Cohen, the General Manager of the Bank, Mr. U. Galili, and the Deputy General
Manager, Mr. A. Savir, began on different dates during the second half of 2002.
Therefore, assuming their termination at the conclusion of the Run-Off Plan on
July 31, 2008, we are dealing with additional severance payments of about 6 months' salaries for each of them. In such case, the cost of the additional severance payments for all three of them for the above period amounts to about
NIS 0.9 million.

     We granted an indemnification agreement to our directors and senior officers, which was approved by our shareholders' general meeting on August 8,
2002. Pursuant to the agreement, we undertook to indemnify our directors and senior officers for a monetary obligation imposed on them in favor of a third party pursuant to a judgment (including a judgment by way of settlement or by an arbitrator's decision which was approved by a court) and for reasonable litigation expenses (including lawyers' fees), imposed upon them in consequence of an act (defined as including omissions and decisions) performed or to be performed by virtue of their being directors or senior officers in the Bank or by virtue of any office or function they fulfilled and/or will fulfill according to our request or in our name within any company in which we hold and/or will hold shares and any other entity and any business venture in which we invested and/or will invest, on condition however that such activities are related to at least one of the types of events detailed in the indemnity agreement, which include, among others, the following events: offering of securities, implementing voting rights and rights to appoint directors in a company in which we hold and/or will hold shares and/or in another entity and/or in a business venture in which we invested and/or will invest, realization of collateral granted to us, approval of credit and other acts within the framework of permitted activities for banks pursuant to the Banking Law (Licensing)
1981-5741, holding of assets in trust, granting of underwriter's undertaking, a transaction of the Bank concerning any assets for our account, giving any report or notice pursuant to the law, receipt of licenses and permits, events related to employer-employee relations and the failure to perform one or more of the above matters.

     The total and cumulative amount of indemnification that could be paid pursuant to the above agreement shall not exceed 25% of our equity according to our financial statements as of March 31, 2002, which stood at NIS 640,300,000.
This means it shall not exceed NIS 160,075,000 (linked to the CPI published for the month of March 2002). The indemnification pursuant to the indemnification agreement is subject to the provisions of the Companies Law and to the various conditions detailed in the indemnification agreement

     It is noted that Amendment 3 to the Companies Law (dated March 7, 2005)
provides, INTER ALIA, that an indemnification commitment (such as the aforementioned indemnification agreement) has to be limited to events the board of directors believes may actually occur at the time of providing the indemnification commitment and to an amount or criterion the board of directors deems as reasonable under the circumstances of the matter. The question of the amendment applying to existing indemnification agreements and the interpretation of the aforementioned restriction have not yet been addressed in court rulings and therefore the effects of the amendment on the aforementioned indemnification agreement are uncertain.

BOARD PRACTICES

     During 2006, our Audit Committee was composed of Yeheskel Beinisch, who served as the Audit Committee Chairman, Yacob Aizner, Shulamit Eshbol, Ehud
Green and Aharon Hildesheimer (Ehud Green and Aharon Hildesheimer were appointed to the Audit Committee on April 30, 2006). The Audit Committee operates pursuant to the Audit Committee procedures, which were ratified by our Board of
Directors. The primary functions and responsibilities of the Audit Committee, are as follows:

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

     9.   To approve (subject to the approval of the Board of Directors and the shareholders at a general meeting) the terms of service of directors, including remuneration, the granting of insurance, exemption from liability and indemnification, and to approve (subject to the approval of the Board of Directors and/or, to the extent required by our
          Articles of Association, subject also to the approval of the shareholders at a general meeting) the granting of insurance, exemption from liability and indemnification to officers who are not directors.

     10.  To approve (subject to approval of the Board of Directors) any extraordinary transactions between us and a third party in which any of our directors or officers has a personal interest.

     11.  To approve (subject to the approval of the Board of Directors and the shareholders at a general meeting) extraordinary transactions between us and any of our controlling shareholders, and extraordinary transactions between us and a third person, in which any of our controlling shareholders has a personal interest.

     12.  To approve transactions between us and associated parties (as defined in the Proper Banking Procedures), the amounts of which exceed the minimum prescribed by the Proper Banking Procedures.

     During 2006, our Administration Committee was composed of Dr. Raanan Cohen,
Richard Armonn, Avi Olshansky, Moshe Gavish and Aharon Hildesheimer (Aharon
Hildesheimer was appointed to the Administration Committee on April 30, 2006).
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

     During 2006, our Credit Committee was composed of Dr. Raanan Cohen, Richard
Armonn, Avi Olshansky, Yacob Aizner, Ehud Green and Ben-Zion Dagan. Mr. Ehud
Green's term as an outside director ended on December 25, 2005; he was re-named to the Credit Committee on April 30, 2006. The Chairman is Richard Armonn. The
primary functions and responsibilities of the Credit Committee are as follows:

     1.   To approve loans for customers whose outstanding debt (including the new proposed loan) to us is between NIS 15-50 million (for regular customers) provided that the unsecured portion of the debt does not exceed NIS 30 million, or NIS 15-30 million (for problem customers).

     2.   To approve the rescheduling of debt or the reorganization of debt for customers whose outstanding debt to us is between NIS 15-50 million
          (for regular customers), or between NIS 15-30 million (for problem customers).

     3.   To approve write-offs of loans between NIS 0.75-3 million for any one customer.

     During 2006, our Financial Statement Review Committee was composed of Dr.
Raanan Cohen, Shulamit Eshbol, Yeheskel Beinisch, Moshe Gavish, Ben-Zion Dagan,
and Ehud Green. Ehud Green was appointed to the Financial Statement Review
Committee on April 30, 2006. The Chairman is Dr. Raanan Cohen. The primary functions and responsibilities of the Financial Statement Review Committee are
as follows:

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

     We do not have a remuneration committee.

DIRECTORS HAVING ACCOUNTING AND FINANCIAL SKILLS/EXPERTISE

     The Bank of Israel has instructed the banks to implement (with certain changes and adjustments) a directive that had been initially issued by the
Israel Securities Authority in 2003 relating to directors' accounting and financial skills. According to the directive of the Israel Securities Authority and the instructions of the Bank of Israel, a bank has to determine the minimum number of directors having accounting and financial skills that should serve on the bank's board of directors, the audit committee and the financial statement review committee, with "a director having accounting and financial skills" being a director that does not hold any other position in the company and due to his education, experience or qualifications, has high skills and understanding in business, accounting, internal control and financial statement matters, in a way that enables him to have an in-depth understanding of the financial statements of the company and to raise on the agenda of the board of directors issues and questions relating to the financial reporting of the company, with the objective of approving and publishing fair financial statements.

     During 2005 Amendment No. 3 to the Companies Law was passed, by which,
INTER ALIA, a public company must have at least one outside director who has accounting and financial expertise and additional directors having accounting and financial expertise in the number determined by the board of directors. The definition of "accounting and financial expertise" was included in regulations that were published at the end of 2005 and it is essentially similar to the definition of "accounting and financial skills" described above (other than its not including a threshold condition of not holding an additional position in the company).

     We have implemented both the directive of the Israel Securities Authority regarding directors having accounting and financial skills as instructed by the
Bank of Israel and pursuant to the provisions of the Companies Law and aforementioned amendments with respect to directors having accounting and financial expertise. Our Board of Directors has decided that the appropriate minimum number of directors having accounting and financial skills/expertise that should serve on our Board of Directors is two, being of the opinion that in light of the significant decrease in the volume of our activities, the reduction in the lines of operation in which it is engaged and the focus on the collection of loans, this number is adequate in order to enable the Board to fulfill the duties it has to perform in accordance with the Law and our Articles of
Association, and, in particular in relation to the examination of our financial position and the preparation and approval of our financial statements.

     Our Board of Directors also decided that the appropriate minimum number of these directors on the Audit Committee and the Financial Statement Review
Committee is one. As of June 1, 2007, the Bank has eight directors with accounting and financial skills/expertise on its Board of Directors. It has three such directors on the Audit Committee and four such directors on the
Financial Statement Review Committee. The directors having accounting and financial skills/expertise and the facts that support them as such are as follows:

DR. RAANAN COHEN: Chairman of the Board of Directors of the Bank from August 15,
2002. He is also the Chairman of the Financial Statement Review Committee. He
has taken academic courses in risk management, investments in securities and in financial instruments, directors' training and company recovery laws. Dr. Raanan
Cohen also serves as a director of Trans Clal Trade Ltd. (member of the
Financial Statement Review Committee) and of Phoenix Insurance Company Ltd.
(Chairman of the Audit Committee).

A. OLSHANSKY: Bachelor of Economics from the Hebrew University. Served in the past in various positions in Bank Hapoalim B.M., including VP, Deputy CEO and joint CEO. Acted as CEO of Gmul Investment Company Ltd. (central management company of pension funds). Served as Chairman of the Board of Clal (Israel)
Ltd., which operated companies in the insurance, industry, commerce and construction fields. Mr. Olshansky served and is serving as a director in various companies. He also engages in financial and economic consulting.

Y. AIZNER: Member of the Audit Committee. Bachelor of Economics and Statistics,
studied business administration at the Hebrew University. In the past, Mr.
Aizner served for several years as CEO of Bank Jerusalem Ltd. and as a director of the bank and its subsidiaries, and prior to that as Deputy CEO of that bank.
Mr. Aizner is also a director of Sadot Binyamina Ltd. and serves as the head of the Investment Committee of the Teachers' Education Fund.

S. ESHBOL: CPA and lawyer. Member of the Audit Committee and the Financial
Statement Review Committee. Ms. Eshbol has a Bachelor of Accounting with secondary courses in financing from the College of Administration and a Bachelor of Laws from the Herzliya Interdisciplinary Center. Ms. Eshbol engaged in accounting in the past and for the last several years has been practicing law.
As part of her legal practice is engaged in commercial and financial fields. She has served as director of other companies.

M. GAVISH: Member of the Financial Statement Review Committee. Mr. Gavish holds a Bachelor of Economics and Law and Master of Business Administration from the
Hebrew University. He served as Commissioner of the Income Tax and Property Tax
Authority and as CEO of Mercantile Discount Bank. Mr. Gavish has also served and is serving as CEO of certain companies, as chairman of finance committees of various entities, as director of several companies, including as Chairman of the
Israel Broadcasting Authority. In addition, Mr. Gavish serves as a consultant to companies.

B. DAGAN: Member of the Financial Statement Review Committee. He holds a
Bachelor of Economics, Political Science and Public Administration from the
Hebrew University and took courses in business administration. Mr. Dagan served as a counselor for small businesses, as division manager at the Ministry of
Trade and Industry and as manager of the imports and exports financing department in foreign currencies at the Ministry of Finance. Served as a director of a number of companies.

R. ARMONN: Bachelor of Political Science, studied business administration at the
Hebrew University. Studied law at the Parhom University of Bucharest. Served in
the past as Deputy CEO of Bank Hapoalim B.M. and was in charge of credits in that bank. Mr. Armonn also served as Deputy CEO and Chairman of the Board of
Gmul Investment Company Ltd. (central management company of pension funds) and as director and chairman of the board of various other companies. He has been a director of the Bank since 1967 (not continuously), and served as Chairman of the Loan Committee of the Board.

A. HILDESHEIMER: Member of the Audit Committee. Bachelor of Economics and
Political Science, and Master of Business Administration from the Hebrew
University. In the past, Mr. Hildesheimer filled a number of positions at
Mizrahi Bank Ltd., including assistant to the CEO and Deputy CEO. He also served as the CEO of Finance and Trade Bank Ltd. and as a director in various companies. Currently, Mr. Hildesheimer engages in economic and financial consulting.

EMPLOYEES

     As of December 31, 2006, we had 50 employees, as follows:

     Personnel/Training Staff                   2
     Compliance and Auditing                    1
     Officers                                   6
     Professional Staff                        17
     Support Staff                             24

     All of our employees and officers reside in Israel and work at our offices in Tel Aviv.

     The reduction in our operations pursuant to the Run-Off Plan was accompanied also by a reduction in our staff. The number of our employees as of
December 31, 2006 is about 29% of the number that were employed on December 31,
2002.

     25 of our employees as of December 31, 2006 are subject to collective employment agreements entered into between us, the General Federation of Labor and our employees' committee.

     Pursuant to the Basic Budget Law - 1985 (Israel), "mixed companies," as defined in the Government Companies Law, shall not agree to changes in wages, severance payments, retirement or other employment-related financial benefits and shall not institute such changes or benefits other than changes that have either been (i) agreed to or instituted with respect to all of the state employees, or (ii) approved by the Minister of Finance. The Minister of
Finance's authority to approve such changes was delegated to the Commissioner of
Wages and Labor Agreements in the Ministry of Finance.

     We are a "mixed company" as defined in the Government Companies Law and the opinion of the Commissioner of Wages and Labor Agreements in the Ministry of
Finance is that the above Basic Budget Law applies to us. The collective agreement entered into between us and some of our employees, in December 2002 was approved, upon our request, by the Commissioner of Wages and Labor
Agreements in the Ministry of Finance and he also approved certain severance payments to our officers, which were lower than those stipulated in their employment agreements. The collective agreement was subsequently extended with the approval of the Commissioner of Wages and Labor Agreements in the Ministry
of Finance until the earlier of the termination of the Run-Off Plan and December
31, 2008.

SHARE OWNERSHIP

     None of our directors or executive officers own any of our shares. We do not have any arrangements, including stock option plans, which provide for the issuance of our securities to our directors or officers.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

RELATIONSHIP OF THE BANK TO THE GOVERNMENT OF ISRAEL

     As of December 31, 2006, the State of Israel held approximately 80% of our equity and approximately 45.78% of our outstanding voting rights and had the right to appoint approximately 50% of the directors (based upon the actual number of directors the State of Israel is entitled to appoint out of the total number of directors that may be appointed by the shareholders). Directors appointed by both the Ministry of Finance and the Ministry of Industry, Trade
and Employment are members of our Board of Directors.

     The Government has issued guarantees in our favor (which guarantees are also granted to other banks) to secure loans granted by us in cases where the
Government was interested in supporting the projects being financed by such loans.

     In accordance with the governmental approval of the Run-Off Plan, the
Government is responsible for the repayment of the special line of credit as from July 1, 2005, on the condition that the interest rate on the credit line until the end of the Run-Off Plan shall not exceed the Bank of Israel Rate. If at the end of the Run-Off Plan there remains an unpaid balance of the special line of credit, the Government will repay the balance to Bank of Israel by July
31, 2008. In exchange for its repayment of the credit balance, the collateral that was provided by the Bank for repayment of the credit line will be assigned to the Government. It is our understanding that the Government's assuming responsibility for the repayment of the balance of the special line of credit does not derogate from our primary obligation to repay the outstanding balance to the Bank of Israel. See "Item 4. Information on the Company-Business
Overview" above for a discussion of the special line of credit from the Bank of
Israel.

     Since the State of Israel holds approximately 45.78% of our voting rights and about 50% of the rights to appoint directors, we are considered a "Mixed
Company" under the Government Companies Law, and therefore we must report to the
Governmental Companies Authority. Due to the State of Israel's entitlement to appoint directors to our Board, we are also considered as a "body that the
Government of Israel participates in its management" within the State
Comptroller Law-1958 (Israel), and consequently we are subject to the State
Comptroller's audit.

     During the last several years, the State of Israel has purchased our D
Shares and DD Shares in off-floor transactions. The shares that were purchased in the years 2005 and 2006 and their purchase prices were as follows:

                                       81

                             2006                                                          2005
----------------------------------------------------------------   ------------------------------------------------------------
                                                      PURCHASE                                                      PURCHASE
                 NUMBER OF                           PRICE PER               NUMBER OF                              PRICE PER
CLASS OF          SHARES              HOLDING %      SHARE (IN    CLASS OF    SHARES              HOLDING %         SHARE (IN
SHARES           PURCHASED      OF PURCHASED SHARES  US DOLLARS)   SHARES    PURCHASED       OF PURCHASED SHARES    US DOLLARS)
------           ---------      -------------------  -----------   ------    ---------       -------------------    -----------
                                  IN        IN VOTING                                           IN    IN VOTING
                                EQUITY       RIGHTS                                          EQUITY     RIGHTS
                                ------      -------                                          ------   ----------

D                   391          0.01%           -         90          D       1,165           0.03%        -            90

DD                  415          0.59%           -      1,000         DD       1,339           1.90%        -         1,000

     To our knowledge, the D Shares were purchased by the State based upon a declaration that was included in the letter of the Minister of Finance, Mr.
Pinchas Sapir, dated February 15, 1967 (which was addressed to the Vice
President of Capital For Israel Inc.) by which the State of Israel intends to purchase D Shares upon their registration for trading on the Tel Aviv Stock
Exchange, at prices between 90% and 95% of their par value, which is US$ 100 per share.

     To our knowledge, the DD Shares were purchased by the State following the declaration that was included in the prospectuses for the issuance of these shares, by which the State of Israel agreed that if these shares are offered for sale on the Tel Aviv Stock Exchange anytime during the 20 years from the date they were issued to the public, it would cause them to be purchased at a price equal to 90% of the $ 1,000 per share at which they were issued, and beginning from the 21st year from their issuance - at a price equal to 100% of the said price at which they were issued.

     The D Shares and DD Shares were de-listed from the stock exchange in the
1990s. To our knowledge, the State's continued purchase of these shares is nonetheless based upon the foregoing undertakings. As indicated by the data in the foregoing table, the State's holdings of these shares do not confer control.

     Investigations conducted and still being conducted by the Bank show that apparently the State of Israel purchased additional D Shares and DD Shares many years ago from U.S. residents, without such purchases being recorded in the
Bank's shareholders registry. From investigations made to date, it seems that the number of shares that were not recorded and, consequently, not reported is relatively small when compared with the reported holdings of the State of Israel in these shares and may reach a few thousand shares. The Bank will update its disclosure once the investigation is concluded and confirmed information is obtained.

SHAREHOLDERS IN THE UNITED STATES

     The number of holders of shares in the United States and the number of shares that such holders held as of June 30, 2007 is set forth below:

     6% C Shares - 1,122 holders in the United States, holding 2,015,774 shares.

     6% CC Shares - 745 holders in the United States, holding 116,388 shares.

     7-1/2% D Shares - 595 holders in the United States, holding 13,459 shares.

     7-1/2% DD Shares - 1,496 holders in the United States, holding 8,081 shares.

PRINCIPAL HOLDERS OF VOTING SECURITIES

     The following table sets forth, as of May 31, 2007, certain information concerning ownership of our voting securities, including all persons known by us to own more than 5% of any class of our voting securities and the total amount of any class of our voting securities owned by our officers and directors as a group:
                                                                                                                  PERCENTAGE OF
                                                                          NUMBER OF SHARES   PERCENTAGE OF         TOTAL VOTING
      NAME OF HOLDER                       TITLE OF CLASS                      OWNED          CLASS OWNED          RIGHTS HELD
      --------------                       --------------                      -----          -----------          -----------

State of Israel                          Ordinary A Shares(1)                 7,370              48.81%               45.78%
Bank HaPoalim B.M. Israel (3)            Ordinary A Shares(1)                 1,830              12.12%               11.37%(4)
Israel Discount Bank Ltd.,               Ordinary A Shares(1)                 1,530              10.13%                9.50%
Bank Leumi le-Israel B.M Israel (5)      Ordinary A Shares(1)                 3,110 (6)          20.60%               19.32%
Bank Hapoalim B.M Israel (5)             Ordinary Preferred Shares(2)        65,020 (7)           6.50%                0.40%
All officers and directors as a group    Voting shares                     None (as per
                                                                           the records
                                                                           of our Bank)

     (1)  Each Ordinary A Share entitles the owner thereof to 1,000 votes at any meeting of our shareholders.

     (2)  Each Ordinary Preferred Share entitles the owner thereof to one (1)
          vote at any meetings of our shareholders.

     (3)  The Ordinary A Shares are listed in the name of Poalim Trust Services
          Ltd., which reported to us that said shares are held in trust, as follows:

               1,829.8 Shares held for Bank Hapoalim B.M.

               0.20 Shares held for David Shocnay

     (4)  We have been advised by Bank Hapoalim B.M. Israel that according to an agreement between them and Israeli Manufacturers Association, Bank
          Hapoalim B.M. Israel was granted the voting rights related to 250
          Ordinary A shares held by the Israeli Manufacturers Association. In light of this agreement, Bank Hapoalim B.M. Israel holds 13.32% of the voting rights.

     (5)  Includes shares held by affiliates of the shareholder

     (6)  Includes 1,050 or 6.95% held by Bank Leumi Lepituah Hataasiya Ltd., an affiliate of Bank Leumi le-Israel B.M.

     (7)  Held of record (not beneficially) by Hevra Lerishumim shel Bank
          Discount le-Israel. The shares are beneficially held by Bank Hapoalim
          B.M. and its affiliates.

B.   RELATED PARTY TRANSACTIONS

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

     We conduct transactions with all or some of the aforementioned parties, in the ordinary course of business on terms applicable to our transactions in general. Following are the material transactions with these parties.

     Credit to the Israel Electric Corporation Ltd. and deposits of the State of
Israel- We have provided long-term credit to the Israel Electric Corporation
Ltd. (a Government-owned company) which was granted out of a deposit of the
State of Israel. The State provided us a guarantee as security for the repayment of such credit. As of December 31, 2006 the balance of the credit was NIS 5,671 million (as of March 31, 2007 - NIS 5,525 million) compared with NIS 6,405 million as of December 31, 2005. An expense of NIS 89 million was recorded in respect of the aforementioned credit in 2006. This refers to dollar-denominated credit; due to the decrease in the exchange rate of the dollar, negative exchange rate differentials were recorded. In 2005, income of NIS 804 was recorded, constituting more than 10% of the profit from financing operations before the allowance for doubtful debts in the said year.

     As aforementioned, the source for this credit was a deposit of the State of
Israel. In addition to the said deposit, the balance of the Government deposits includes deposits made in order to provide loans within the framework of the
Kibbutzim arrangement and other deposits made in order to provide other long-term loans. As of December 31, 2006 the overall balance of the Government deposits amounted to NIS 6,087 million (as of March 31, 2007 - 5,920 million)
compared with NIS 6,883 million as of December 31, 2005. Financing income in an amount of NIS 84 million was recorded in 2006 in respect of the Government deposits compared with an expense of NIS 902 million in 2005.

C.   INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.   CONSOLIDATED FINANCIAL STATEMENT AND OTHER FINANCIAL INFORMATION

     OUR FINANCIAL STATEMENTS ARE PREPARED IN ACCORDANCE WITH ISRAELI GAAP AND
WITH THE DIRECTIVES OF THE ISRAELI SUPERVISOR OF BANKS. ISRAELI GAAP MAY DIFFER
SIGNIFICANTLY FROM U.S. GAAP. SEE "ITEM 17. FINANCIAL STATEMENTS," IN PARTICULAR
NOTE 32 THERETO, WHICH SETS FORTH THE PRINCIPAL DIFFERENCES BETWEEN ISRAELI GAAP
AND U.S. GAAP.

LEGAL PROCEEDINGS

     Set forth below are certain details regarding material legal proceedings against us which were pending as of June 30, 2006:

     (A) In August 2000, a claim, originally fixed for court fees in the sum of
US$18,666,711 and which was later increased to US$ 22.5 million, was filed by several venture capital funds against Mr. Blass, our former deputy general manager, and twenty four other defendants alleging a violation of an investment agreement by Mr. Blass and the other defendants. In addition to damages, the claimants also seek receiving shares in kind. Mr. Blass rejects the claim and he has instructed his lawyer to file a statement of defense. The claim was filed against Mr. Blass in his capacity as a director in the company in which the investment was to be made, Jolt Ltd. At that time, Mr. Blass served as the general manager of our subsidiary and was appointed by our subsidiary as director in the above company. In 2000, we sold all of our holdings in the subsidiary. The insurers carrying the directors and senior officers liability insurance policy have recently notified us that in their opinion the claim does not have insurance coverage, but it is the opinion of the legal counsels handling the claim on our behalf that if the said executive has to make any monetary payment in respect of the suit, the payment will be covered by the insurance policy.

     (B) In October 2002, a class action was filed against us, the State of
Israel (as our controlling shareholder) and seventeen of our current and former officers and directors (two of whom were later struck from the statement of claim). This action was instituted by Mr. A. Finn, one of our shareholders. The action was instituted in the name of all those who purchased our shares between
December 1, 2001 and August 22, 2002. The claim alleges that we breached our duty to report pursuant to the Securities Law - 1968 (Israel) and the Securities
Regulations (Immediate and Periodic Reports) - 1970 (Israel). According to the
action, between December 1, 2001 and August 22, 2002, several events occurred which demonstrated our severe condition. The claim alleges that the occurrence of the events obligated us to file an immediate report pursuant to Israeli securities regulations, and that such report was not filed. The claim seeks damages of NIS 20 million or in the alternate, of NIS 14 million. We have instructed our lawyers to file the appropriate defenses. Under Israeli law, the filing of a class action must be certified by the court. Accordingly, the plaintiff has filed an application for certification, which has yet to be heard.
We and those of our officers and directors who were sued, are contesting the action and the application for its certification. We and the plaintiff agreed on a mediation proceeding, however this proceeding was not successful and was terminated.

     On May 17, 2005, the court granted the plaintiff's motion for discovery of documents and ordered us to produce most of the requested documents, including minutes of the meetings of our Board of Directors and our Credit Committee, audit reports of the Supervisor of Banks, and specific correspondence. We appealed the above decision regarding discovery of documents. The appeal was denied by the District Court and we have appealed to the Supreme Court. On
January 22, 2007, the Supreme Court decided, with the consent of the parties, that part of the documents in respect of which the Bank filed its appeal would not be disclosed, whereas the others would be disclosed. The Bank transferred to the plaintiff those documents which, by its understanding, it had to disclose.
On February 27, 2007, the plaintiff filed a motion to the District Court in which he demanded that we disclose additional documents. We have yet to respond to the motion. At a preliminary hearing regarding the motion to certify the class action which took place on June 13, 2007, the parties notified the Court that there were advanced negotiations between the Bank and the above plaintiff and between the Bank and the underwriters of the Bank's D&O policy, to settle the action.

     On July 11, 2007, a settlement agreement was signed between the parties, which is subject to the approval of our shareholders at their general meeting
(scheduled to be held on August 20, 2007) and the approval of the Court.
According to the settlement agreement, we will pay to the plaintiff class the sum of NIS 4.7 million. In addition, we will pay a special remuneration to the plaintiff, plaintiff's attorneys' fees and various other expenses, all of which will amount to approximately NIS 1.5 million. At the same time, we have also reached an agreement with our Directors and Officers insurers according to which the insurers will reimburse us for half of the cost of the above-mentioned settlement agreement with the plaintiff (up to a total amount of NIS 6.25 million) and an additional amount of NIS 1 million for legal expenses we have incurred.

     (C) In March 2003, Lahava Chatamim Ltd., in its capacity as a shareholder, filed a derivative action in the amount of NIS 409.5 million against us and eleven of our current and former officers and directors. The plaintiff claims that the officers and directors breached their duty of care and were negligent in carrying out their duties, by granting credits without proper collateral. The claimant argues that the breach and negligence are evidenced by the problems in the bank credit policy, the quality of the credits, the procedures employed for granting the credits, the management of credit risk and the routine handling of credits. The alleged damages are equal to the allowances for doubtful debts we made in our financial statements for 2002. Under Israeli law, the filing of a derivative action must be approved by the court. Accordingly, the plaintiff has filed an application to that effect. The parties' witnesses were cross-examined on May 26, 2005 and the parties last written summations were filed during the last quarter of 2005. On June 18, 2006, the Court rendered its decision rejecting the motion to certify the derivative action and awarded us and our current officers and directors legal fees in the amount of NIS 40,000. On
September 18, 2006 the plaintiff filed an appeal with the Supreme Court on the decision to reject the motion to certify the derivative action. The Supreme
Court set dates for the parties to submit written summations and also decided that supplemental oral arguments shall be heard on November 26, 2007, which was since rescheduled for February 14, 2008. On June 1, 2005, we received notices from counsel to our directors and officers insurers that our insurers have reservations as to the validity of the insurance coverage for this action and that they reserve their rights in this matter. We categorically reject these reservations and intend to act to exhaust our rights against the insurers. In the opinion of the legal counsels handling the claim on our behalf, since the claim is a derivative action, our exposure in respect thereto is only for expenses (including court fees, expenses of the plaintiff, fee to the attorney of the plaintiff and special compensation to the plaintiff).

     (D) In September 2003, an Israeli oil company filed a claim against us and two other banks, Israel Discount Bank Ltd. and United Mizrachi Bank Ltd., in the
amount of NIS 6 million, concerning the delivery of oil products by the plaintiff to a power plant owned by a company that was a client of the three defendant- banks. We, together with the other two named banks, financed the building of the power plant. Our bank provided 26% of the financing for the power plant and the management of the consortium of the bank financing was performed by Israel Discount Bank Ltd. The plaintiff alleges that the involvement of the three banks in the approval of the business plan and its income and expense budget created a representation upon which the plaintiff relied at the time that it provided its products to the plant, assuming that the expenses included in the approved plan and/or budget would be paid by the above banks. Due to the fact that the consideration for the products delivered was not paid, the plaintiff claims that the banks are responsible to compensate it for its losses. We and the other two banks reject the claim and our legal counsels have filed the appropriate defenses.

     (E) In January 2004 a counterclaim in the amount of NIS 1,250,000 was filed against us with the Tel Aviv-Jaffa District Court in the framework of a claim we had filed against a company that had constructed a commercial and residential project with our financing and against the guarantors for its debt. The plaintiffs in the counterclaim are one of the responding guarantors and a company he owns, and they contend that we had breached the guarantee contract, that we had agreed to changes in the project and to an increase in the credit to the project without the knowledge of the counter plaintiff and that we had also been negligent in the financing we had provided for the project. The counter plaintiffs contend that they incurred various damages as a result of the acts and omissions they attribute to us, including the loss of their investment in the company that had constructed the project. On March 12, 2007, the counterclaim was dismissed pursuant to an agreement between the parties which was approved by the court.

     (F) In March 2004, three companies that received various loans from us in the past, filed a claim for a declaratory and monetary judgment against us, the
Chairman of our Board, our General Manager and one of our credit officers. The three plaintiffs (against two of whom we have received final judgments), have petitioned the court to declare, among other things, that they had entered into a binding construction loan agreement with us. The plaintiffs claim that as a result of our refusal to extend to them the construction loan to which we had allegedly committed, they suffered damages of approximately NIS 200 million, but in order to reduce court fees (while reserving their right to later amend the amount of the claim), they fixed the amount of the monetary claim at NIS 1 million. We hold a final judgment, in a claim that we filed against one of the three plaintiff-companies, which rejects the above allegation against us, as far as that company is concerned. The parties agreed to suspend the filing of further pleadings until after 45 days from the decision regarding our applications to appoint receivers for the other two plaintiff-companies. On
December 26, 2005, the court granted our application and appointed permanent receivers to the above two plaintiffs. On February 28, 2007, a settlement was reached between us and the above plaintiffs regarding the payment of their debts to us and on March 8, 2007, the plaintiffs' claim was dismissed.

     (G) On June 30, 2004, two of our former senior employees filed a claim in the Labor Court, seeking NIS 2,346,200 in the aggregate (nominal). The claim is for various additional payments which, according to the claim, are due to them in connection with the cessation of their employment in 2002 pursuant to the terms of their employment contracts. The plaintiffs claim that in return for these additional payments that were granted to them in their employment contracts, they agreed to forfeit wage increases that were due to them at the time. Therefore, the plaintiffs have alternatively petitioned the court to award them the value of the wage increases that they agreed to forfeit. Despite the fact that, according to the plaintiffs' claim, the value of the wage increases is greater than the amount of the claim, in order to reduce court fees, they have set their value equal to the amount of the claim. The payment of these additional payments was not approved by the Commissioner of Wages and Labor
Agreements of the Ministry of Finance, who was also named in the claim as a defendant. Following the notice given by the Commissioner of Wages and Labor
Agreements of his consent to pay to the plaintiffs certain payments in settlement of the claim settlement that he offered them in the past, without conditioning this on their waiving further claims, the plaintiffs motioned for a partial judgment, under which we would pay to the two plaintiffs a total of approximately NIS 415,000, reflecting the consent of the Commissioner of Wages and Labor Agreements. We objected to this motion and the Labor Court has yet to render its decision.

     (H) On September 28, 2004, 27 financial institutions that hold our C Shares and/or CC Shares and/or CC1 Shares filed an action in the Tel Aviv District
Court, in which the court was petitioned, INTER ALIA, to direct us to pay to our shareholders a dividend similar in amount and frequency as we had paid until the payment of the last dividend for the second quarter of 2002. The plaintiffs claim, INTER ALIA, that according to our Articles of Association, we are bound to pay to our preferred shareholders an annual dividend in the amount of 7.5%, that such dividend is not in essence a dividend, but rather a payment which is paid in full by the State of Israel with respect to the perpetual deposits that we deposited with the Treasury and, therefore, such distribution is not subject to distribution requirements prescribed by law, and that even if such requirements should be applied, we should be ordered to pay the requested dividend because we meet the solvency requirement prescribed by law, and in light of the fact that the dividend is financed in full by the State of Israel and is not deducted from our capital. Since the issue of the dividend is connected, in our opinion, to the issue of the accrual of interest on the Bank's perpetual deposits with the Treasury, we filed, on March 9, 2005, a motion for a declaratory judgment against the State of Israel and the above financial institutions, stating that the interest on the perpetual deposits does in fact accrue. The Court has decided to consolidate the two motions for declaratory judgments. On December 27, 2005, the Minister of Finance filed his answer to the two motions. The Minister's position is that the interest on the perpetual deposits does not accrue (neither to our benefit nor to the benefit of our shareholders) while we are not distributing dividends, and that in light of our situation and regardless of the non-accrual of the interest, a distribution of a dividend is not appropriate. On March 23, 2006, the Court decided that it will first rule on the question of the accrual of interest on the perpetual deposits.
The parties filed briefs and are awaiting the Court's ruling. In the opinion of our legal advisors, we would probably not be facing any monetary exposure as a result of the originating motion that was filed against us.Our legal advisors believe that should the Court order the payment of the dividend to the petitioning financial institutions, the State will pay us the amount of the dividend out of the interest on our perpetual deposits with the Treasury.

     (I) On December 19, 2004, a company that used to be our client and its shareholders filed an action against us in the amount of NIS 1,000,000.
Previously, we had filed an action against the company and its shareholders in
May 2004 in the amount of NIS 1,702,000 and their action was filed as a counterclaim. They claim that following our crisis in 2002, we reduced the company's credit line and ceased to provide the credits we had customarily provided, thus reducing the company's activities and causing it damages and losses. They also claim that we charged the account an excessive amount of interest. The amount of their counterclaim is their evaluation of the damages above the amount they claim as a set-off against our claim against them. On
December 21, 2005, judgment was given against us, in favor of the company, due to non-filing of a statement of defense. On February 20, 2006, the court approved an agreement that was reached between the parties whereby the judgment against us would be struck out and our action would be renewed. The parties also agreed as part of the agreement that our action would carry a reduced rate of interest.

     (J) On October 10, 2005, a company that performs engineering and plumbing work, filed a claim in the amount of NIS 1,356,459 against us, a receiver that was appointed at our request to a residential and commercial project that encountered difficulties, and the owner of the land that at the time had entered into a joint venture with the promoter that had constructed the project with our financing. The plaintiff company performed work on the project at the request of the promoter, which had failed to repay its debt to the plaintiff company. The claim states that the amount sought reflects the amount the promoter still owes the plaintiff company in respect of the work it executed on the project with interest and/or linkage differences. The plaintiff company contends that due to the principles of construction loan financing and our having granted to the promoter construction loans for construction of the project, we should be held responsible for repayment of the debt. Furthermore, it contends that at the time it had entered into the agreement with the promoter, we should have brought to its attention the information the plaintiff contends was in our possession, regarding the difficult condition of the promoter and the project. The handling of the claim was transferred to the care of an attorney acting on our behalf. On
March 14, 2006, the action against the receiver was dismissed at the outset for failure to show cause of action and the action is continuing, therefore, only against us and the land-owner.

     (K) In May 2006, a suit was filed in the Rehovot Magistrates Court, against us, the receiver that was appointed at our request in respect of a carpentry workshop and the purchaser of the workshop from the receiver. According to the statement of claim filed by the former owners of the workshop for an amount of
NIS 2.5 million, we and the receiver agreed with the acquirer of the workshop on a purchase price lower than the amount that he originally undertook to pay the plaintiffs. The plaintiffs also claim that we and the receiver did not insure the premises and equipment of the workshop and, therefore, we are liable for the damages that occurred to the premises and the equipment as a result of a fire that broke out at the workshop. The handling of the suit was transferred to an attorney on our behalf.

     In addition, we are party to various pending legal proceedings which we do not expect will have a material adverse effect on our business, financial condition or results of operations.

DIVIDEND POLICY

     In the past, we paid an annual dividend on Ordinary A Shares, Preferred
Ordinary Shares, Ordinary B Shares and Ordinary B1 Shares, as well as on our
Preferred Shares. The Ordinary B Shares and Ordinary B1 Shares are held by the
State of Israel. We stopped paying dividends on these shares at the same time that we stopped paying dividends on our Preferred Shares. For a discussion regarding the cessation of the payment of dividends, see "Item 3. Key
Information-Risk Factors" above and "Item 13. Defaults, Dividend Arrearages and
Delinquencies" below.

B.   SIGNIFICANT CHANGES

     No significant changes have occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

ITEM 9. THE OFFER AND LISTING

A.   OFFER AND LISTING DETAILS

PRICE HISTORY OF LISTED STOCK

     Our Ordinary Preferred Shares, and our C Shares, CC Shares and CC1 Shares
are listed on the Tel Aviv Stock Exchange. The following table shows the high and low closing price in NIS for our Ordinary Preferred Shares, and our C
Shares, CC Shares and CC1 Shares on the Tel Aviv Stock Exchange for the periods indicated:

                                                       IN  NIS
                    ------------------------------------------------------------------------------------
                  CLASS C CUMULATIVE CLASS CC CUMULATIVE     CLASS CC1 CUMULATIVE
                    PARTICIPATING      PARTICIPATING            PARTICIPATING         PREFERRED ORDINARY
                 PREFERENCE SHARES   PREFERENCE SHARES        PREFERENCE SHARES             SHARES
                    --------------    -----------------       -----------------       ------------------
                    HIGH      LOW     HIGH         LOW        HIGH         LOW        HIGH          LOW
                    ----      ----    -----       -----       -----       -----       -----         ----

2002                490        58     4,750         752       4,840         555       2,870         150
2003                123        58     1,142         700         990         550         229         143
2004                158        95     1,590       1,000       1,449       1,001       1,174         194
2005
   1st Quarter      169       115     1,400       1,200       1,500       1,198       1,058         711
   2nd Quarter      145       120     1,300       1,134       1,300       1,200         895         808
   3rd Quarter      135       122     1,181       1,134       1,200       1,142         890         578
   4th Quarter      111       107     1,200         960       1,123       1,089         688         580
2006
   1st Quarter      126        94     1,225       1,008       1,159         873         572         490
   2nd Quarter      193       142     1,885       1,339       1,977       1,386         525         390
   3rd Quarter      201       179     1,981       1,582       1,852       1,784         383         315
   4th Quarter      227       196     2,308       1,907       2,040       1,995         538         424
2007
   January          259       221     1,998       1,916       2,042       1,810         534         450
   February         221       190     2,400       2,121       1,720       1,810         537         516
   March            234       183     2,300       1,910       2,140       1,720         714         509
   April            250       207     2,300       2,300       2,000       2,000         790         655
   May              230       230     2,300       2,300       2,100       2,000         906         770
   June             279       230     2,379       2,300       2,100       2,000       2,095         770

     Neither our D Shares nor our DD Shares, are listed or traded on the Tel
Aviv Stock Exchange. None of our securities are listed or traded on any stock exchange in the United States.

B.   PLAN OF DISTRIBUTION

     Not applicable.

C.   MARKETS

     Our listed securities are traded only on the Tel Aviv Stock Exchange.

D.   SELLING SHAREHOLDERS

     Not applicable.

E.   DILUTION

     Not applicable.

F.   EXPENSES OF THE ISSUE

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

(a)  establish a financial institution to be instrumental in the encouragement of, and assistance to, the creation and expansion of efficient, useful and economically sound enterprises in Israel;

(b)  grant and provide banking services of any kind or nature;

(c)  grant credits of any kind or nature whatsoever, financial and any other assistance to any person in Israel and outside Israel, in such a manner and way and on such terms as we may deem proper and fit;

(d)  deal in investment, underwrite, acquire and hold securities issued or made by any company in Israel or abroad;

(e)  promote, further and encourage the issue of securities by industrial and other enterprises and promote and further the investment and participation of capital in industrial and other enterprises whatsoever;

(f)  promote and assist in the creation and issuance of securities of all kinds;

(g)  lend money and provide credit to any enterprises;

(h)  guarantee loans obtained or to be obtained by any industrial and other enterprise; and

(i)  borrow and raise money and secure the repayment thereof in the manner and on the terms as we may deem advisable.

ARTICLES OF ASSOCIATION

     AMENDMENT OF ARTICLES OF ASSOCIATION. Under the Companies Law, a company incorporated before the Companies Law went into effect (February 1, 2000) may modify or amend its articles of association by a resolution adopted by either
75% of the shareholders at a general meeting participating in the vote and excluding abstainees, or by a different percentage if so provided in the company's memorandum and articles of association. We were incorporated in 1957;
our memorandum and articles of association do not prescribe any percentage for amendment of our Articles of Association and so we may amend the Articles with the approval of 75% of the shareholders.

     The Companies Law further provides that any amendment to the articles of association of a company that obligates a shareholder to acquire additional shares or to increase the extent of his liability shall not be effective against the shareholder without his prior consent.

     RECORD DATE FOR NOTICES OF GENERAL MEETING AND OTHER ACTION. Under the
Companies Law and relevant regulations, for the purpose of a shareholder vote, the record date for public companies, defined as companies traded on an exchange or companies whose shares were offered to the public by prospectus and are held by the public, such as us, can be set between four and twenty-one days before the date of the meeting. However, for certain subjects which, pursuant to the
Companies Law, can be voted on by ballot, the record date shall be no more than
40 days and no less than 28 days before the date of the meeting.

     NOTICE OF GENERAL MEETINGS; OMISSION TO GIVE NOTICE. The Companies Law and
regulations thereunder provide that a public company, such as us, must give notice of a general meeting to its shareholders of record at least twenty-one days prior to the meeting, unless the company's articles of association provide that a notice need not be sent. However if the agenda of the meeting includes specific subjects which can be voted on by ballot, the notice must be given at least thirty-five days prior to the meeting. Article 5 of our Articles of
Association provide that only the holders of Ordinary A Shares and Ordinary
Preferred Shares, will be entitled to receive notice of a general meeting and that the holders of all other classes of shares will not enjoy such right.

     ANNUAL MEETINGS AND EXTRAORDINARY MEETINGS. Under the Companies Law, an
annual meeting of the shareholders should be held once in every calendar year and not more than fifteen months from the last annual meeting. The Companies Law provides that an extraordinary meeting of shareholders of a public company, such as us, must be called by the board of directors upon the written request of (i)
two directors, (ii) one-fourth of the serving directors, (iii) one or more shareholders who hold at least five percent of the issued share capital and at least one percent of the voting rights of the company, or (iv) one or more shareholders who have at least five percent of the voting rights of the company.
Within twenty-one days of receipt of such demand, the board of directors is required to convene the extraordinary meeting for a time not later than thirty-five days after notice has been given to the shareholders (unless otherwise provided regarding a meeting having on its agenda a subject which can be voted on by ballot). Article 58 of our Articles of Association provides that our Board of Directors may call an extraordinary meeting at any time it sees fit. In addition, Article 61 of our Articles of Association provides that our
Board of Directors shall convene an extraordinary meeting upon the written request of a holder or holders of not less than 1/10 of our paid up capital that carries with it voting rights at general meetings of shareholders.

     QUORUM AT GENERAL MEETINGS. Under Article 65 of our Articles of
Association, the required quorum for any general meeting of shareholders is two or more shareholders present in person, by proxy or by attorney, who collectively hold Ordinary A Shares representing at least thirty-three and one-third percent (33(1)/3%) of the number of votes of the Company. Article 68 of our Articles of Association provides that if a quorom is not present within half an hour from the time the meeting was set, then, if the meeting was called at the request of the shareholders it will be cancelled; otherwise, it will be adjourned and any shareholders present and entitled to participate in the adjourned meeting shall constitute the required quorom.

     ADOPTION OF RESOLUTIONS AT GENERAL MEETINGS. The Companies Law (as applied to public companies, such as us) and Article 71 of our Articles of Association provide for voting by poll only. In addition, the Companies Law provides that a declaration by the chairman of the meeting that a resolution has been carried or rejected, unanimously or by a particular majority, shall be prima facie evidence of the fact.

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

     BALLOTS. Under the Companies Law and relevant regulations, a shareholder of a public company, such as us, may vote by ballot, regarding the following matters:

     (1)  the appointment and discharge of directors;

     (2)  approval of acts and transactions that require approval by the general meeting of shareholders pursuant to the provisions of sections 255 and
          268 through 275 of the Companies Law;

     (3)  approval of a merger pursuant to section 320 of the Companies Law;

     (4)  any other subject in respect of which it is provided in the by-laws or pursuant to them that decisions of the general meeting of shareholders also be adopted by voting by ballot;

     (5)  approval of a settlement or compromise between the company and its shareholders or creditors.

     ELECTION AND REMOVAL OF DIRECTORS. Under our Articles of Association, our
Board of Directors shall consist of not less than seven and not more than fifteen directors. The appointment of our directors and their removal (except for the "additional director" who is appointed by the other members of the Board of Directors and who by virtue of his appointment becomes the Chairman of the
Board) shall be effected by the holders of our Ordinary A Shares.

     Our Articles provide that each shareholder or group of shareholders shall be entitled to appoint one director for every 1,015 Ordinary A Shares held. The appointer(s) of a director may at any time remove the director appointed by him
(them).

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

     QUALIFICATION OF DIRECTORS. Articles 96 and 97 of our Articles of
Association provide that no person shall be disqualified from serving as a director by reason of not holding shares in the Company or by reason of having served as director in the past. Our directors are not subject under the
Companies Law or our Articles of Association to an age limit requirement. Under the Companies Law and in accordance with Article 100 of our Articles of
Association, a person cannot serve as a director if he or she has been convicted of certain offenses, unless specifically authorized by the court, or if he or she has been declared bankrupt. We implement both the directive of the
Securities Authority regarding directors having accounting and financial skills as instructed by the Bank of Israel and the provisions of the Companies Law with respect to directors having accounting and financial expertise.

     CHAIRMAN OF THE BOARD OF DIRECTORS. The Board of Directors may from time to time appoint one additional director to serve as Chairman of the Board of
Directors in accordance with Article 89A of our Articles of Association.
Alternatively, the Board of Directors may, in accordance with Article 112 of our
Articles of Association, elect one of its members to serve as the Chairman of the Board.

     CONFLICTS OF INTEREST. The Companies Law provides that a director, as well as an officer, shall refrain from any act that creates a conflict of interest between the performance of his function in the company and his performance of any other function or his personal affairs. The Companies Law further provides that if a director has a personal interest in the approval of a transaction
(other than a transaction that is not deemed to be extraordinary and does not relate to the director's terms of service or his employment in other assignments) brought for approval before a company's audit committee or the board of directors, then such director must not be present at the discussion and must not participate in the vote in the audit committee and at the board of directors.

     DIRECTOR REMUNERATION. The Companies Law provides that director remuneration must be approved by the Audit Committee, the Board of Directors and by the shareholders in their general meeting.

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
Article 114 provides that the consent of a special majority (consisting of the consent of (a) a majority of the then serving directors and (b) at least half of the directors appointed by the State of Israel) is required for the election of a Chairman or Vice Chairman of the Board of Directors, for the appointment (in accordance with Article 89A) of an additional director (who upon his appointment becomes Chairman) or for the appointment (in accordance with Article 122) of a managing director.

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

     ACQUISITION OF SHARES OVER CERTAIN THRESHOLDS. The Companies Law provides that, subject to the provisions stipulated therein, an acquisition of shares of a company such as ours must be made by means of a tender offer, if, as a result of the acquisition, the purchaser would become a holder of twenty-five percent or more of the voting rights. This rule does not apply if there is already another holder of twenty-five percent of the voting rights. In addition, the
Companies Law provides that an acquisition of shares of a company such as ours must be made by means of a tender offer, if, as a result of the acquisition, the purchaser would become a holder of more than forty-five percent of the voting rights, unless there is another person holding at that time, forty-five percent of the voting rights.

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

     FOREIGN OWNERSHIP. Neither our Articles of Association nor Israeli law
restrict in any way the ownership of our shares by nonresidents of Israel, or restrict the voting or other rights of nonresidents of Israel. Notwithstanding, nationals or residents of countries that are in a state of war with Israel or entities incorporated, established or managed of such countries may not transfer and/or acquire ownership of shares in Israel, and/or receive dividends in respect thereto, without a special government permit.

     MERGERS. The Companies Law provides for mergers between Israeli companies, if each party to the transaction obtains the appropriate approval of its board of directors and (subject to certain exceptions) also the approval of the shareholders in their general meeting. A "merger" is defined in the Companies
Law as a transfer of all assets and liabilities (including conditional, future, known and unknown liabilities) of a target company to another company, the consequence of which is the dissolution of the target company in accordance with the provisions of the Companies Law. For purposes of the approval at the general meeting of shareholders of each merging entity, unless a court rules otherwise, the merger will not be deemed approved, if the shareholders who hold the majority of the voting rights among the participants in the vote (excluding abstainers) that are not held by the other merging entity or by any person who holds 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other entity had objected to the merger. The Companies Law further provides that with respect to companies incorporated prior to the commencement of the Companies Law (such as us), the merger requires the approval of a majority of three-quarters of the voting members present at the general meeting of shareholders (excluding abstainers).

     DISTRIBUTION OF DIVIDENDS AND LIQUIDATION RIGHTS. Article 130 of our
Articles of Association provides that if we have sufficient profits, the Board of Directors, (a) must recommend that dividends be paid to the holders of the C
Shares, CC Shares, and CC1 Shares, the holders of D Shares and DD Shares and the holders of Ordinary Preferred Shares; and (b) may recommend the payment of any other dividend that is payable on our share capital under our Articles of
Association, provided that if the payment of fixed cumulative preferred dividends on our Preferred Shares or our Ordinary Preferred Shares, is in
arrears, the Board of Directors must recommend first the payment of the arrearage. In the event of the winding up of our business, after satisfaction of liabilities to creditors, our assets will be distributed in accordance with
Article 7 of our Articles of Association.

     Generally, pursuant to the Companies Law, the decision to distribute dividends and the amount to be distributed, whether interim or final, is made by the board of directors, subject to any other provision in the company's articles of association.

     Under the Companies Law, dividends may be paid by a company only out of its balance of net profits or out of its net profits for the two years preceding the distribution of the dividends, whichever is greater, calculated in the manner prescribed in the Companies Law. Pursuant to the Companies Law, any distribution of dividends is subject to the proviso that there is no reasonable concern that the distribution of dividends will prevent the company from meeting its existing and foreseeable obligations as they become due. Article 133 of our Articles of
Association provides that no dividends shall be paid other than out of our profits and that any such dividend shall carry no interest.

     INTERESTED PARTIES TRANSACTIONS. The Companies Law requires that certain transactions, actions and arrangements be approved by a company's audit committee as well as by its board of directors. In certain circumstances, in addition to audit committee and board of directors' approval, approval by the shareholders at their general meeting is required. In the case of our Company, the approval of our Audit Committee, Board of Directors and shareholders is required with respect to the following:

     (1) a director's terms of service and employment, including, among other things, grant of exemptions, insurance and indemnification;

     (2) extraordinary transactions (as defined in the Companies Law) with (i) a controlling shareholder or his relative, or (ii) another person or entity in which transaction a controlling shareholder has a personal interest, including a private placement that is an extraordinary transaction; and

     (3) the terms of engagement or employment with a controlling shareholder, or his relative, who is also an office holder (including a director) or an employee of the Company.

     The approval of our shareholders would be required in addition to the approval of our Board of Directors, in (i) any transaction in which the majority of our directors have a personal interest, and (ii) a private placement of securities that will increase the holdings in our securities of a shareholder that holds five percent or more of our outstanding share capital or our voting rights or that will cause any person to become, as a result of the issuance, a holder of five percent or more of our outstanding share capital or our voting rights, if such privately placed securities grant the acquirer(s) twenty percent or more of the total voting rights in our Company prior to its issuance, and the consideration for it is neither in cash nor in securities registered for trading on a stock exchange or is not at the market terms; and (iii) a private placement of securities that will cause any person to become the controlling shareholder in the Bank.

     For the purpose of approvals of interested parties transactions, a
"controlling shareholder" is defined under the Companies Law as: (i) a shareholder having the ability to direct the acts of the company, excluding such ability that stems only from serving as a director or holding another office in the company (for this purpose, any person holding one half or more of the voting rights of the company or of the right to appoint one half or more of the directors of the company or the right to appoint the General Manager of the company, is presumed to have control of the company); or (ii) the holder of twenty five percent or more of the voting rights at the general meeting of shareholders, if there is no other person holding more than fifty percent of such rights (for this purpose, two or more holders having a personal interest in the same transaction shall be deemed to be joint holders).

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

     o an office holder (including a director) or a controlling shareholder must promptly disclose any direct or indirect personal interest (excluding personal interest that stems only from the personal interest of a relative and where the transaction is not extraordinary) that such person may have, and all material, related information or documents, in connection with any existing or proposed transaction by us;

     o in the event of a private placement of securities that will increase the holdings in our securities of a shareholder that holds five percent or more of our outstanding share capital or our voting rights or that will cause any person to become, as a result of the issuance, a holder of five percent or more of our outstanding share capital or our voting rights, if such privately placed securities grant the acquirer(s) twenty percent or more of the total voting rights in our Company prior to its issuance, and the consideration for it is neither in cash nor in securities registered for trading on a stock exchange or is not at the market terms; and (ii) that will cause any person to become, as a result of the issuance, a controlling shareholder, such shareholder or person must promptly disclose to us any personal interest he or she may have in such private placement, including all material, related information or documents; and

     o any of our shareholders voting on any transaction concerning a controlling shareholder as set forth above must inform us prior to the vote, or on the proxy card, if applicable, of any personal interest such person has in the transaction. The vote of a shareholder who does not inform us with respect to any such interest shall not be counted.

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

     EXEMPTION, INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS. The
Companies Law describes the fiduciary duty of an office holder (including a director) as a duty to act in good faith and for the benefit of the company, including by refraining from actions in which he or she has a conflict of interest or that compete with the company's business, refraining from exploiting a business opportunity of the company in order to gain a benefit for such person or for another person, and disclosing to the company any information and documents which are relevant to the company and that were obtained by such person in his or her capacity as an office holder. The Companies Law provides that an office holder (including a director) owes a duty of care to the company, that requires the office holder, among other things, to act at a level of competence at which a reasonable office holder would have acted in the same position and under the same circumstances, including by adopting reasonable means for obtaining information concerning the profitability of the act brought for his approval or performed by such person in the scope of his or her office.

     Under the Companies Law, a company may not exempt an office holder
(including a director) from liability with respect to a breach of his fiduciary duty, but may exempt in advance an office holder from his or her liability to the company, in whole or in part, with respect to a breach of his duty of care, except with respect to a distribution.

     Pursuant to the Companies Law, a company may indemnify an office holder
(including a director) against a monetary liability imposed on him by a court, including in settlement or arbitration proceedings that were approved by a court. Indemnification may cover reasonable litigation costs, including attorneys' fees, incurred due to an investigation or a proceeding by a competent authority to perform such investigation or proceeding, and which terminated without the filing of an indictment and without a monetary liability in place of a criminal proceeding, or which terminated without the filing of an indictment but with a monetary liability in place of a criminal proceeding for an offense which does not require proof of criminal intent and reasonable litigation expenses, including attorneys' fees, incurred in a civil proceeding or in a criminal proceeding in which the office holder was found to be innocent or in which he was convicted of an offense which does not require proof of a criminal intent. The indemnification of an office holder must be expressly allowed in the articles of association, under which the company may (i) undertake in advance to indemnify its office holders (including directors) with respect to events that in the board of director's opinion can be foreseen, in view of the actual activity of the company, at the time of giving such undertaking and up to an amount or specific criterion determined by the board of directors to be reasonable under the circumstances, which events and which amount or criterion are to be stipulated in the company's undertaking and with respect to expenses as specified above; or (ii) provide indemnification retroactively.

     Pursuant to the Companies Law, a company may also procure insurance of an office holder's (including a director's) liability for acts performed by him in the scope of his office, in the following cases: (a) a breach of the duty of care of such office holder, (b) a breach of the fiduciary duty, provided the office holder acted in good faith and had reasonable grounds to believe that such act would not be detrimental to the company, or (c) a monetary liability imposed on the office holder for the benefit of another person.

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

     In addition, under the Companies Law, exemption from, indemnification of, and procurement of insurance coverage for a company's officers must be approved by the company's audit committee and board of directors, and, with regard to directors, also by the company's shareholders.

     The provisions of the Companies Law described above include certain amendments enacted during 2005. Our Articles of Association allow us to exempt officers and directors, to indemnify them and to procure insurance for them, in accordance with the provisions of the Companies Law, as enacted prior to the above amendments, but require the additional approval of our shareholders even with regard to exemption and undertaking to indemnify to be granted to our office holders who are not directors.

C.   MATERIAL CONTRACTS

     The following is a summary of each material contract, other than contracts entered into in the ordinary course of business and other than the Run-Off Plan and the special line of credit (which are described in "Item 4. Information on the Company - Business Overview - Proposed Sale of the Bank and Extension of
Special Line of Credit by Bank of Israel" and "Adoption of Run-Off Plan and
Amendment of the Special Line of Credit" above), and the indemnification agreement for directors and senior officers (which is described in "Item 6.
Directors, Senior Management and Employees - Compensation") to which we are a party, for the two years preceding publication of this Annual Report on Form
20-F.

     o Lease Agreement - On June 26, 2003, we signed a lease for new offices, located at 82 Menachem Begin Road, Tel Aviv, Israel 67138. We lease approximately 12,000 square feet, plus parking spaces and additional storage space. In 2006, we exercised an option to extend the lease until August 31,
2009. We pay rent of approximately $12,000 per month for office space and approximately $4,400 more per month for parking and storage space. In addition, we pay maintenance, municipal property tax and other related expenses.

     o Perpetual Deposit Agreement - Pursuant to agreements (by way of exchange of letters) that were entered into at various times between us and the Israeli
Treasury, we deposited with the Israeli Treasury the capital from the offerings of our Preferred Shares (C Shares, CC Shares, CC1 Shares, D Shares and DD
Shares). The total principal amount of these deposits with the Treasury was NIS
825.8 million, as of December 31, 2006, as compared with NIS 828.2 million, as of December 31, 2005. Pursuant to these agreements, we are entitled, regarding the amounts so deposited, to receive dollar-interest at the annual rate of 7.5%
of the dollar value of the deposits (as of the date of their deposit), which will be paid net to us by the Treasury, on the dates that we will declare the payment of a dividend for the Preferred Shares, in such manner that after the payment of taxes and other charges, the net amount of interest that we receive from the Treasury will be at the above rate of 7.5%.

     The deposit agreements do not expressly stipulate how the interest on the perpetual deposits should be handled during periods in which the Bank is prevented from distributing dividends on these Preferred Shares, and whether the interest will accrue and be paid when the Bank pays the accrued preferred dividends in arrears or upon liquidation. See Note 15 to our financial statements in Item 17 of this Annual Report on Form 20-F for details on the cessation of dividend distribution and the matter of the accrued interest on the perpetual deposits with the Israeli Treasury.

     The principal amounts that we so deposited will be returned to us by the
Israeli Treasury only upon our liquidation or for the purpose of redemption of D
Shares and DD Shares (which were offered as redeemable shares), with the principal amounts being linked to the U.S. dollar from the date of their deposit with the Treasury and until October 1987, and linked to the higher of the CPI or the U.S. dollar, from October 1, 1987 until the date of repayment. The deposit agreements establish that the Treasury shall not have a right of set-off as to amounts that we will receive regarding the deposits thereby deposited.

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

     The agreement was for an initial period of three years beginning from
January 1, 2004 and during 2006 we extended it for an additional two years. We are entitled to terminate the agreement by a prior notice of four months. In
2006, the cost of the service was NIS 2.4 million. In 2007 and 2008, the cost of the service will amount to NIS 2.3 million each year. Half of the above service cost amounts is linked to the Israeli CPI and half is linked to the exchange rate of the U.S. dollar.

     During the term of the agreement, we are entitled to order from NESS modifications to our information systems and/or development of new applications and for such purpose, we have available to us a "bank of hours".

     o Special Collective Agreement With Employees - On December 26, 2002, a
collective agreement was signed between us, the General Federation of Labor and our employee committee, which applies to those of our workers to which collective agreements apply (and not to those with personal employment contracts). The collective agreement was signed for a three-year period, with a possible extension for an additional year. The collective agreement established, among other things: (1) the right of management to terminate the employment of employees within the framework of the reduction of our banking services, as well as the termination procedure; (2) the special benefits and payments to which an employee is entitled if his employment is terminated, including additional severance payments beyond those set by law and the conversion of the right to additional severance (for employees with particular seniority and with a particular number of years until their reaching retirement age) into early old-age pension rights; and (3) certain reductions to be made in the salaries of the employees and the related benefits to which they are entitled.

     On March 14, 2005, the parties signed a new collective agreement which extended the term of the prior collective agreement until the termination date of our Run-Off Plan (including any modification or extension to the Plan approved by the Government) or until December 31, 2007, whichever is first. This new agreement also established and clarified that employees who under the original agreement were entitled to an early old-age pension due to the termination of their employment, will be entitled to the pension until they reach the age from which they will be entitled to receive a regular old-age pension from the pension fund in which they are members. This certification was required in light of the reform in the pension field which took place after after the signing of the original agreement. The new collective agreement also established that some of the limited-time concessions to which the employees agreed in the original agreement will continue to apply during the term of the new agreement.

     On July 12, 2006, an additional collective agreement (the "Second Extension
Agreement") was signed between the aforementioned parties, extending once again the aforementioned collective agreement until July 31, 2008 (the date on which the Run-Off Plan is to conclude). The Second Extension Agreement also stipulates that if the Run-Off Plan is extended beyond July 31, 2008, the collective agreement will also be extended until such date, but not beyond December 31,
2008.

     We have recorded appropriate provisions in our financial statements in respect of these collective agreements. These agreements were approved by the
Commissioner of Wages and Labor Agreements in the Ministry of Finance.

     The waivers and part of the benefits which were set out in the aforementioned collective agreements will also apply to some of our employees who are employed under personal contracts.

     o The Kibbutzim Debt Agreement - Following the difficulties experienced by the kibbutzim in Israel and the organizations affiliated with them during the
1980's, several agreements were entered into over the course of 1989 and 1999 among the kibbutzim, their bank creditors and the State of Israel.

     The purpose of these agreements was to reorganize the debt of the kibbutzim and the organizations affiliated with them and to conform it to their actual repayment ability. The agreements include a detailed and complex apparatus to handle these debts. Within this framework, it was established that the kibbutzim that were defined as requiring assistance shall be entitled to refunds of certain interest differentials for unpaid credit which they were granted by the banks who were parties to the agreement, to a waiver of part of these credits and to long-term rescheduling of the remainder.

     The Government financed 35% of the waivers and deposited funds with the banks to serve as a source for the rescheduling. Kibbutzim that were defined as owners of real estate with potential for development, were required pursuant to these agreements to assign their rights in the land in consideration for a portion of the waivers that were approved for them.

     See Note 4 to our financial statements in Item 17 of this Annual Report on
Form 20-F for further details of the Kibbutzim debt agreement.

     o Credit to the Israel Electric Corporation Ltd. - Pursuant to a series of agreements entered into at various times during the 1990's, we granted long-term credits to the Israel Electric Corporation Ltd. in a total amount of approximately 1.5 billion U.S. dollars and with final payment dates falling due in the years 2020-2025. These credits were granted from deposits which were deposited with us by the State of Israel, in identical amounts and having identical maturity dates as the credits. These credits are fully guaranteed
(principal and interest) by the State of Israel. The outstanding balance of these credits as of December 31, 2006 was approximately 1.35 billion U.S.
dollars, comprising approximately 87% of the total credit to the public at that date.

D.   EXCHANGE CONTROLS

     There are no Israeli government laws, decrees or regulations that restrict or affect our export or import of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, including the availability of cash and cash equivalents for use by us, except or otherwise as set forth under "Item 10.Additional Information - Memorandum and Articles of
Association - Foreign Ownership" above, and under "Taxation" below.

E.   TAXATION

ISRAELI TAXATION

     The following is general information regarding Israeli tax laws to which
U.S. and other non-Israeli shareholders may be subject. It does not cover all possible tax considerations and therefore you should not rely on this information as legal or professional tax advice. You should consult your own tax advisor as to the particular tax consequences of an investment in our shares and notes including the effects of applicable Israeli or foreign or other tax laws and possible changes in the tax laws. The discussion is based on Israeli tax laws in force as of June 10, 2007.

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

     On distributions of dividends other than bonus shares (stock dividends) to non-residents of Israel, we would generally withhold at source income tax at a rate of 20%, unless a different rate applies under a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel tax treaty, the maximum tax on dividends paid to a holder of our shares who is a resident of the
United States will be 25% or 12.5% if certain conditions are met, including,
INTER ALIA, that the holder is a corporation which holds, directly or indirectly, shares representing 10% or more of the voting power in our company during any part of the 12-month period preceding the date of payment of the dividend.

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

U.S. TAXATION

     The following is a summary of certain U.S. federal income tax consequences applicable to the acquisition, ownership and disposition of our shares and notes by a "U.S. Holder" (as defined below). This summary is based on the Internal
Revenue Code of 1986, as amended(the "Code"); Treasury Regulations; Internal
Revenue Service ("IRS") rulings; the U.S.-Israel tax treaty; and judicial decisions, all as now in effect. All of these are subject to change, possibly with retroactive effect, or different interpretations. For purposes of this summary, "U.S. Holder" means the beneficial owner of a share or a note who or that, for U.S. federal income tax purposes, is:

     o    a citizen or individual resident of the United States;

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

     o    qualified retirement plans;

     o    real estate investment trusts;

     o    regulated investment companies;

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

     Upon a sale or other disposition of our shares or notes, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition (less amounts attributable to accrued but unpaid dividends or interest, if any, which will be taxed as dividends or interest, respectively) and the holder's adjusted tax basis in the shares or notes sold or otherwise disposed of. A U.S. Holder using the cash method of accounting must calculate the U.S. dollar value of the proceeds received on the sale date as of the date that the sale settles, while a U.S. Holder using the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the "trade date," unless the U.S. Holder has elected to use the settlement date to determine the proceeds of the sale. Gain or loss upon the disposition of our shares or notes will be treated as long-term if, at the time of the sale or disposition, the shares or notes disposed of were held for more than one year. Long-term capital gains realized by individual U.S. Holders are generally subject to a lower marginal U.S. federal income tax rate than ordinary income. The deductibility of capital losses by a U.S. Holder is subject to limitations.

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
Holders except to the extent that those U.S. Holders are able to elect and elect to purge their shares of that classification, with a possible tax cost. If we were classified as a PFIC, a U.S. Holder could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of our shares or upon the receipt of amounts treated as "excess distributions." Although several elections may be available to alleviate that potential increased tax liability, there can be no assurance that the conditions necessary for those elections to be made with respect to our shares will be satisfied.

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

     o    fails to report properly interest or dividends; or

     o    under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that the U.S. Holder is not subject to backup withholding.

     A U.S. Holder that does not provide us with its correct TIN also may be subject to penalties imposed by the IRS. Any amount withheld from a payment to a
U.S. Holder under the backup withholding rules is creditable against the U.S.
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

F.   DIVIDENDS AND PAYING AGENTS

     Not applicable.

G.   STATEMENT BY EXPERTS

     Not applicable.

H.   DOCUMENTS ON DISPLAY

     All documents referred to in this Annual Report on Form 20-F may be inspected at our offices at 82 Menachem Begin Road, Tel Aviv, Israel. Any reports and other information that we file electronically with the U.S.
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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FINANCIAL RISK

     Our policy for managing our assets and liabilities is designed to keep the linkage base risks and interest risks within the exposure boundaries set by the
Board of Directors.

     A committee, which includes the General Manager and members of Management and which usually meets on a weekly basis, deliberates implementation of this policy. In accordance with the approval that was granted by the Supervisor of
Banks on November 26, 2003 this management committee functions as our financial risk manager.

     In 1997, the Bank of Israel published directives with respect to management and control of financial risks, which we apply. With respect to the policies for asset and liability management as well as management of financial risks, the
Board of Directors has set certain limitations. In addition, they also set the manner and timing of reporting and control regarding compliance with the limitations set. A report on the financial risk management is presented at the meeting of the Board of Directors on a quarterly basis. The report includes an updated exposure document, which makes reference to the limitations set, along with amendments thereto in accordance with resolutions passed.

     Presented below are details of the main areas of exposure, the limitations set therefore, and the manner and dates for reporting on the level of exposure and compliance with the relevant limitations:

     LINKAGE BASE EXPOSURE - The exposure to linkage base risk is measured by the difference between the assets and liabilities (including the effect of forward transactions) for each linkage base.

     Similar to the entire banking system, the Bank has three main linkage segments: CPI-linked, foreign currency denominated and linked, and unlinked shekel. Linkage base exposure relates to the exposure to changes in the rate of inflation as well as to changes in the exchange rate of the different currencies.

     For each of the aforementioned linkage segments, maximum permissible surplus and deficit levels have been set. These limitations were set on the basis of the composition of our capital and our current activities.

     The limitations that were set by our Board of Directors on each of the linkage segments are as follows:

     CPI-LINKED SEGMENT* - maximum surplus of NIS 500 million, maximum deficit of NIS 50 million.

     UNLINKED SHEKEL SEGMENT - maximum surplus of NIS 100 million, maximum deficit of NIS 550 million.

     FOREIGN CURRENCY DENOMINATED/LINKED - maximum surplus of NIS 50 million, maximum deficit of NIS 25 million.

     *    In the CPI-linked segment the permissible surplus/deficit is net of our capital (including the preference shares classified as a liability for accounting purposes).

     The report on linkage base exposure is included in the report on our activities, which is submitted to the Board of Directors. The aforesaid report is also discussed by the management committee, which meets, as noted above, once a week.

     Beginning from the second half of 2002 there were significant changes in the surplus/deficit of assets by linkage bases as a result of the withdrawal by the public of its deposits with us. Since we had to resort to a credit line from the Bank of Israel, and the credit line was granted to us only in unlinked shekels, we execute transactions in derivatives in order to close the linkage base exposures. These transactions are a part of our asset and liability management.

     The following table presents details of the excess of assets over liabilities (excess of liabilities over assets) classified by linkage segment.
The data include off-balance sheet items. The data presented below are computed net of the liabilities in respect of our preference shares which are classified for accounting purposes as a liability, since our policy for managing assets and liabilities is based on the excess of assets over liabilities that are not related to our equity. The data below are stated in NIS millions:

                                                                     FOREIGN
                                                                     CURRENCY
                             UNLINKED            CPI-LINKED         DENOMINATED/     NON-MONETARY
                          SHEKEL SEGMENT         SEGMENT (*)          LINKED            ITEMS              TOTAL
                          --------------         -----------          ------            -----              -----

December 31, 2006             (456.0)               888.9              26.8              50.9              510.6
December 31, 2005             (505.1)               956.4              13.6              62.5              527.4

     *    Including a perpetual deposit with the Treasury (on December 31, 2006
          - NIS 825.8 million; on December 31, 2005 - NIS 828.2 million).

     The data presented above indicate that the exposure in each linkage segment is within the boundaries established by our Board of Directors.

     An examination conducted regarding the effect of an increase of 1% in the
CPI indicated that the addition to capital amounts to NIS 9.0 million. A decrease in the CPI at the same rate will result in a decrease in capital in the same amount.

     The following table is a sensitivity analysis on the impact of changes in the exchange rate of the dollar (in NIS millions) on the results our operations:

     Percentage change in the exchange rate of the dollar           (5)%     (10)%      5%     10%
     Impact on results of operations of the Bank                  (1.9)     (3.7)     1.9     3.7

     Our exposure to other currencies is small, therefore the impact thereof on the results of our operations is marginal.

     The data above are net of the liability in respect of our preference shares. The data above are calculated without the effect of such changes on other variables (such as interest rates).

     INTEREST EXPOSURE - The interest risk derives from the effect of future changes in interest rates on the present value of our assets and liabilities.
Such changes may lead to erosion of our income and capital.

     In order to reduce the exposure deriving from possible interest rate fluctuations, it is our practice, to coordinate, to the extent possible, the dates of interest rate changes on assets with the interest rate changes on liabilities.

     Our exposure to interest rate risks is measured by the difference in the average period to maturity (average duration) in each linkage segment. As noted
above, our Board of Directors sets maximum allowable differences in average duration for each linkage segment.

     Presented below are the maximum allowed differences in average duration:

     UNLINKED SEGMENT - 4 months.

     CPI-LINKED SEGMENT - 8 months.

     FOREIGN CURRENCY DENOMINATED/LINKED - 2 months.

     Until 2004 the frequency of reporting on the compliance with such limitations was quarterly. Following the decline in our volume of activity, the frequency of the aforementioned report was changed to twice a year (semi-annual report).

     Following are the main details as to the average duration in the various linkage segments (in years):

                                                                                   FOREIGN CURRENCY
                                                                                 DENOMINATED/LINKED
                        UNLINKED SHEKEL SEGMENT       CPI-LINKED SEGMENT               SEGMENT
                           ------------------          -----------------           ----------------
                                                         DECEMBER 31
                           ------------------------------------------------------------------------
                           2006          2005          2006         2005           2006        2005
                           ----          ----          ----         ----           ----        ----

Total assets               0.20          0.11          3.73         3.45           6.52        6.75
Total liabilities          0.09          0.08          3.20         3.29           6.64        6.92
Difference in years        0.11          0.03          0.53         0.16          (0.12)      (0.17)

     The interest risk exists mainly in the CPI-linked segment, since most of the assets and liabilities in this segment are long-term and at a fixed interest rate. As at December 31, 2006, the average duration of assets in this segment is
3.73 years while the average duration of liabilities is 3.20 years, so that the difference is about half a year. A higher average duration of assets creates exposure to increases in interest rates in this segment. The said exposure to interest risk is within the limits determined by the our Board of Directors.

     In the non-linked shekel segment, the average duration difference is small and results from a short average duration of both assets and liabilities, due to the fact that most of the assets and liabilities are at a variable rate of interest.

     In the foreign currency segment the average duration is affected by a considerable amount of credit that has low risk characteristics, and which carries a fixed rate of interest. The average duration of liabilities in this segment is higher by 0.12 years than the average duration of assets.

     The following table is an analysis of our exposure to fluctuations in interest rates as of December 31, 2006. The table includes the fair value of our assets and liabilities, calculated as explained below:

ANALYSIS OF EXPOSURE TO FLUCTUATIONS IN INTEREST RATES AS AT DECEMBER 31, 2006
Reported amounts

                                                                                                     DECEMBER 31, 2006
                                  ------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                    ON          FROM         FROM         FROM        FROM          FROM           FROM                WITHOUT
                                  DEMAND       ONE TO      THREE TO      ONE TO      THREE TO      FIVE TO        TEN TO      OVER      FIXED                                    INTERNAL
                                 AND UP TO     THREE        TWELVE       THREE        FIVE           TEN          TWENTY     TWENTY    MATURITY                     FAIR         RATE OF     AVERAGE
                                 ONE MONTH     MONTHS       MONTHS        YEARS       YEARS         YEARS          YEARS      YEARS     DATE *       TOTAL         VALUE          RETURN     DURATION
                                  -------      -------      -------      -------      -------      -------        -------    -------   -------      -------        -------        -------    -------
                                                                                                        NIS MILLIONS                                                                 %        YEARS
                                  ----------------------------------------------------------------------------------------------------------------------------------------        -------    -------

ISRAELI CURRENCY - UNLINKED
Total assets                        235.4          0.6         14.8          2.6          1.7          2.4              -          -         -        257.5          258.0           6.72       0.20
Total liabilities                   790.6          0.5         18.5            -            -            -              -          -       0.1        809.7          809.7           4.50       0.09
                                  -------      -------      -------      -------      -------      -------        -------    -------   -------      -------        -------        -------    -------
Difference                         (555.2)         0.1         (3.7)         2.6          1.7          2.4              -          -      (0.1)      (552.2)        (551.7)          2.22       0.11
Effect of futures
transactions                         52.2         19.9         24.1            -            -            -              -          -         -         96.2
Exposure to interest rate
fluctuations                       (503.0)        20.0         20.4          2.6          1.7          2.4              -          -      (0.1)      (456.0)
Cumulative segment exposure        (503.0)      (483.0)      (462.6)      (460.0)      (458.3)      (455.9)        (455.9)    (455.9)   (456.0)      (456.0)
                                  -------      -------      -------      -------      -------      -------        -------    -------   -------      -------
ISRAELI CURRENCY -
 LINKED TO THE CPI
Total assets                         15.8         46.9         82.2        122.7         81.7         93.1           41.1          -     825.8      1,309.3        1,311.0           5.00       3.73
Total liabilities                    21.0         11.9         52.2        127.2         85.6         76.7            1.8          -         -        376.4          366.4           2.66       3.20
                                  -------      -------      -------      -------      -------      -------        -------    -------   -------      -------        -------        -------    -------
Difference                           (5.2)        35.0         30.0         (4.5)        (3.9)        16.4           39.3          -     825.8        932.9          944.6           2.34       0.53
Effect of futures
transactions                            -        (19.9)       (24.1)           -            -            -              -          -         -        (44.0)
                                  -------      -------      -------      -------      -------      -------        -------    -------   -------      -------
Exposure to interest rate
fluctuations                         (5.2)        15.1          5.9         (4.5)        (3.9)        16.4           39.3          -     825.8        825.8
Cumulative segment exposure          (5.2)         9.9         15.8         11.3          7.4         23.8           63.1       63.1         -        825.8
                                  -------      -------      -------      -------      -------      -------        -------    -------   -------      -------
FOREIGN CURRENCY AND
 LINKED THERETO
Total assets                         85.0        172.8        466.5      1,051.6        903.4      1,750.3        1,467.6          -         -      5,897.2        5,890.5           6.90       6.52
Total liabilities                     4.4        155.8        466.0      1,053.1        905.1      1,757.6        1,476.2          -     490.6      6,308.8        6,320.7           6.88       6.64
                                  -------      -------      -------      -------      -------      -------        -------    -------   -------      -------        -------        -------    -------
Difference                           80.6         17.0          0.5         (1.5)        (1.7)        (7.3)          (8.6)         -    (490.6)      (411.6)        (430.2)          0.02      (0.12)
Effect of futures
transactions                        (52.2)           -            -            -            -            -              -          -         -        (52.2)
                                  -------      -------      -------      -------      -------      -------        -------    -------   -------      -------
Exposure to interest rate
fluctuations                         28.4         17.0          0.5         (1.5)        (1.7)        (7.3)          (8.6)         -         -            -
Cumulative segment exposure          28.4         45.4         45.9         44.4         42.7         35.4           26.8          -    (490.6)      (463.8)
                                  -------      -------      -------      -------      -------      -------        -------    -------   -------      -------
OVERALL EXPOSURE TO
 FLUCTUATIONS
 IN INTEREST RATES
Total assets**                      336.2        220.3        563.5      1,176.9        986.8      1,845.8        1,508.7          -     825.8      7,464.0        7,459.5           6.76       6.08
Total liabilities                   816.0        168.2        536.7      1,180.3        990.7      1,834.3        1,478.0          -     490.7      7,494.9        7,506.8           6.40       5.72
                                  -------      -------      -------      -------      -------      -------        -------    -------   -------      -------        -------        -------    -------
Difference                         (479.8)        52.1         26.8         (3.4)        (3.9)        11.5           30.7          -     335.1        (30.9)         (37.3)          0.36       0.36
Exposure to interest rate
fluctuations                       (479.8)        52.1         26.8         (3.4)        (3.9)        11.5           30.7          -     335.1        (30.9)
                                  -------      -------      -------      -------      -------      -------        -------    -------   -------      -------
Cumulative exposure                (479.8)      (427.7)      (400.9)      (404.3)      (408.2)      (396.7)        (366.0)         -     (30.9)       (30.9)
                                  -------      -------      -------      -------      -------      -------        -------    -------   -------      -------
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
Therefore, regarding most of the assets and liabilities, the fair value estimate is not necessarily an indication of their realizable value on balance sheet date. The estimate of the fair value was made at interest rates prevailing at balance sheet date and did not take interest rate fluctuations into consideration. The use of other interest rates would result in significantly different fair values. This is especially true in regard to non-interest bearing assets and liabilities or those bearing fixed interest rates. Furthermore, commissions receivable or payable resulting from the business activity, were not taken into account, neither was the tax effect considered. Moreover, the difference between the book value and the fair value of the assets and liabilities may not be realized, because in most cases, we are likely to hold the assets and liabilities until redemption. In view of the above, it should be emphasized, that the data contained in the above table should not be considered as an indication of our value as a going concern. Furthermore, considering the wide range of valuation and estimation techniques, which may be applied in arriving at fair values, caution should be used in comparing the fair values arrived at by different banks.

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

     o The fair value of the balance of credit to the public was arrived at by using the method of the present value of future cash flows discounted at an appropriate interest rate. The balance of such credit was segmented into several categories. The future aggregate cash flows of each category (principal and interest) were calculated. Such cash inflows were discounted at an interest rate, which reflects the level of risk inherent in the credit. Generally, this interest rate is set on the basis of the rate at which similar transactions were effected by us as at balance sheet date. For short-term balances of credit (for an initial period of up to three months), or balances at variable market interest rates (prime, Libor, etc.), which change at intervals of up to three months, their stated value is considered to be their fair value.

     o The fair value of problematic debts was calculated by using discount rates reflecting their inherent high credit risk. In any event, such discount rates were not less than the highest interest rate used by us in our operations proximate to balance sheet date. The future cash flows of problematic debts were calculated net of the specific allowances for doubtful debts. The general and supplementary allowances for doubtful debts in an aggregate amount of NIS 51.7 million (as of December 31, 2006), were not deducted from the balance of credit to the public for cash flows purposes in assessing the fair value.

     o Regarding perpetual deposits with the Israeli Treasury, the accepted pricing models cannot be applied to such deposits. Therefore, their book value is considered to be their fair value. See "Item 3. Key Information-Risk Factors"
above for details of the terms of these deposits.

     o The fair value of deposits, debentures and capital notes was arrived at by the method of discounting the future cash flows at the interest rate paid by us in obtaining similar deposits, or the interest rate of similar debentures and capital notes if they were issued by us, prevailing as at of balance sheet date.

     o Regarding deposits from the Bank of Israel, the balance in the balance sheet is a close approximation of the fair value since the deposits are at variable rates of interest.

     o Regarding financial instruments (other than derivative marketable financial instruments) for an initial period not exceeding three months and bearing variable market interest rates, the amount stated in the balance sheet represents an approximation of the fair value subject to changes in credit risks and our interest margins in transactions at variable interest rates.

     As part of the limitations on the rate of exposure to changes in interest rates, limitations were also set with respect to the change in the calculated value of our assets and liabilities in the event of a 1% change in interest in comparison with the accepted interest rates as at the date of the report.

     Presented below are the limitations that were set by our Board of Directors with respect to the maximum allowed amount of a net decline in value:

     UNLINKED SEGMENT - a maximum decline in value of NIS 4 million.

     CPI-LINKED SEGMENT - a maximum decline in value of NIS 14 million.

     FOREIGN CURRENCY DENOMINATED/LINKED - a maximum decline in value of NIS 3 million.

     Presented below is the effect of the aforementioned changes on the calculated value of the assets and liabilities as at December 31, 2006 (in NIS millions):

LINKAGE SEGMENT                        INCREASE OF 1% IN INTEREST RATE              DECREASE OF 1% IN INTEREST RATE
                                   ---------------------------------------       --------------------------------------
                                DECREASE IN    DECREASE IN                     INCREASE IN    INCREASE IN
                                  VALUE OF       VALUE OF       NET DECREASE     VALUE OF       VALUE OF     NET INCREASE
                                   ASSETS       LIABILITIES       IN VALUE       ASSETS        LIABILITIES     IN VALUE
                                   ------       -----------       --------       ------        -----------     --------

CPI-linked                           (19.1)         (10.2)          (8.9)           20.7           10.7          10.0
Foreign currency
denominated or linked               (378.7)        (379.7)          (1.0)          418.5          419.5           1.0

     In the unlinked segment the effect of a change of 1% in interest is insignificant and was therefore not included in the table.

     The aforementioned calculation is based on the accepted calculations for measuring the average duration of assets, meaning the discounting of future cash flows, including interest that will accrue until maturity, or until the date the interest rate changes, whichever is earlier. The aforementioned calculation of the change in the value of assets and liabilities is only in respect of a given change in interest rates, without effects of the aforementioned change in interest rates on other factors (such as the forecasted rate of inflation, etc.).

     It should be noted that the aforementioned calculation measures only the effect of the change in interest and does not relate to credit risks. The change in the calculated value of assets and liabilities in foreign currency as a result of a given change of 1% is high, as it is affected mainly by long-term credit in foreign currency from the deposit of the State and guaranteed by the
State. The change affects both the assets and the liabilities and as shown the net differences are small.

     The rate of the net changes in all the linkage segments is low in comparison with the volume of assets of the segment.

     DERIVATIVE FINANCIAL INSTRUMENTS - As part of its policy for asset and liability management, the Bank conducts transactions in financial derivatives.

     As a result of the events in the second half of 2002, our activities in derivative financial instruments were reduced to a minimum and at present they are mainly limited to forward transactions, SWAP transactions and the purchasing of foreign currency options for purposes of closing our position exposure.

     The risk to which we are exposed due to the derivative financial instruments is not material to our financial position.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

CESSATION OF DIVIDEND DISTRIBUTION

     Our issued and outstanding share capital includes, among others, our C
Shares, CC Shares and CC1 Shares and our D Shares and DD shares. The C Shares,
CC Shares and CC1 Shares entitle the holders thereof to a cumulative preferred dividend of 6% per annum plus a participating dividend. The D and DD shares entitle the holders thereof to a cumulative preferred dividend of 7.5% per annum.

     According to Article 6 of our Articles of Association, the C Shares, CC
Shares, CC1Shares, D Shares and DD Shares rank first (pari passu with each other) and prior to all of our other classes of shares, in any distribution of dividends, provided, however, that if there are arrears of any fixed cumulative preferential dividends, then according to Article 130 of our Articles of
Association, our Board of Directors is bound to recommend to the general meeting of shareholders the payment of arrears prior to any other distribution. The payment of cumulative preferential dividends to the holders of our Ordinary
Preferred Shares, totaling approximately $20 per annum, is prior to the dividend on our Ordinary A Shares and Ordinary B Shares.

     According to Article 7 of our Articles of Association, upon liquidation of the Bank, the assets available for distribution to the shareholders will be first distributed to pay cumulative preferred dividends in arrears to all classes of Preferred shares, I.E. the C Shares, CC Shares, CC1 Shares, D and DD shares.

     According to the Companies Law , a company may distribute dividends only from its profits. Under certain circumstances, however, a company may seek court approval to pay dividends in the absence of profits. Under the Directives of
Proper Banking Procedures, the Supervisor of Banks has prohibited banking corporations from distributing dividends, without his prior approval, if, among other things, such banking corporations have losses in one or more of the last three calendar years or if the aggregate results of three quarters ending in the interim period for which the last interim financial statements were issued reflect a loss.

     We ended the year 2004 with a modest profit and the years 2005 and 2006 with losses. Since the first quarter of 2002, we have not had profits from which we could distribute dividends. The last quarterly dividend that we paid in respect of our C Shares, our CC Shares, our CC1 Shares, our D Shares and our DD
Shares was the dividend for the second quarter of 2002, which payment of dividends was made with court approval and approval of the Supervisor of Banks.

     The proceeds of the issuance of our C Shares, our CC Shares, our CC1
Shares, our D Shares and our DD Shares, were deposited by us with the Ministry of Finance of the State of Israel pursuant to deposit agreements. In our financial statements, we refer to our deposits with the Ministry of Finance as the perpetual deposit. According to the deposit agreements, our perpetual deposit with the Ministry of Finance earns interest at a rate of 7.5% per annum
(plus differentials of linkage to the U.S. dollar), which interest must be paid by the Ministry of Finance to us on the payment dates for the dividends to be paid by us on our Preferred Shares.

     When we ceased making dividend payments on our Preferred Shares, the
Ministry of Finance also ceased paying us the interest payments on the perpetual deposits. The deposit agreements do not expressly stipulate how the interest on our perpetual deposits with the Ministry of Finance should be handled during periods in which we are prevented from distributing dividends on our Preferred
Shares, and whether the interest will accrue and be paid if we ultimately pay accrued dividends on such Preferred Shares in arrears, or upon liquidation.

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
Nevertheless, the Supervisor of Banks noted that it was still not entirely clear as to (a) the legal aspects of various questions connected with the distribution of the dividends and (b) the accrual of interest on the perpetual deposits, and the position of the State of Israel on this issue. The Supervisor of Banks, in the interest of resolving the open issues, sent a copy of our request for guidance to the Government Companies Authority and the Accountant General in the
Treasury and sought their input.

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

     In its reply dated March 13, 2003, the Ministry of Finance stated, among other things, that the monies paid on the perpetual deposits for purposes of distributing the dividend will be transferred to us solely for purposes of redeeming the D Shares and DD Shares, or upon liquidation. In order to clarify matters and to avoid doubt, we once again petitioned the Ministry of Finance to confirm that it accepts the position of our Board of Directors as described in the preceding paragraph. Despite requests that were sent by the Bank to the
Ministry of Finance regarding this issue, the requested clarification still was not obtained. The Board of Directors has deliberated the matter of the dividend on the said preferred shares several times, and after taking into account all of the considerations and circumstances described above, has decided to abide by its previous decision and to refrain from distributing any further dividend for the time being.

     As stated above, from the date the Bank stopped paying the dividend on the aforementioned preferred shares, the State has ceased paying to the Bank the interest on its perpetual deposits.

     The accrued amount of the dividend, at the annual rate of 7.5%, in respect of the aforementioned preferred shares (including a 1.5% participating dividend for C Shares, CC Shares and CC1 Shares) that has not been paid since the Bank ceased paying the dividend, amounts to NIS 167.0 million as at December 31,
2006. This amount was not recorded in the financial statements and it is equal to the amount of the accrued interest on the perpetual deposits of the Bank with the Israeli Treasury, which was also not recorded in the financial statements.

     The accrued amount of NIS 167.0 million is comprised as follows: NIS 102.3 million is in respect of non-participating shares (D Shares and DD Shares) and
NIS 64.7 million is in respect of participating shares (C Shares, CC Shares and
CC1 Shares). Of this amount, an amount of NIS 36.8 million is in respect of 2006 and is comprised as follows: NIS 22.7 million is in respect of D Shares and DD
Shares and NIS 14.1 million is in respect of C Shares, CC Shares and CC1 Shares.
See "Item 3. Key Information-Risk Factors" above for a discussion.

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

     Whereas management believes the matter relating to dividends distribution is connected to the question of whether under the circumstances of a non-distribution of dividends, the interest on our perpetual deposits with the
Israeli Treasury is accrued in our favor, and whereas the answers received from the Ministry of Finance in this matter have been unclear and insufficient, we have requested from the Tel Aviv District Court a declaratory judgment against the State, by which the interest on the perpetual deposits is indeed accrued in our favor, as is the position of our Board of Directors on this matter.
Following the requests of our bank and the aforementioned financial entities, the Court ordered that the hearing on the two originating motions be consolidated. In the reply of the Minister of Finance to the originating motions prior to a preliminary hearing that was held on January 12, 2006, the Minister of Finance announced that his position is that the interest on the perpetual deposits does not accrue in our favor when we do not distribute a dividend, and that in any event, in light of our circumstances, there is no justification for our distributing a dividend. On March 23, 2006, the court ruled that it will first hear arguments and give its decision regarding the issue of the accrual of the interest on our deposits with the Treasury, since such a decision will advance the hearing and the decisions regarding the other relevant issues. The filing of the parties' arguments was completed in January 2007, however the court has yet to issue its ruling. The fundamental position of our Board of
Directors is that if the interest does not accrue on the perpetual deposits, the
Board of Directors will reconsider its position regarding renewal of the dividend distribution, subject to the legal and regulatory restrictions applicable to the Bank in this respect, including the need to receive approvals and to amend the our articles.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
         PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

     We have evaluated, with the participation of our General Manager and
Comptroller, the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 20-F. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our General
Manager and Comptroller concluded that our disclosure controls and procedures, as of December 31, 2006, were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our General Manager and Comptroller, as appropriate to allow timely decisions regarding required disclosure.

     There were no changes in our internal control over financial reporting (as defined in Rule 13a-15 or 15d-15 under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

     It should be noted that our management has identified certain issues relating to the processing and reporting of information as required by the rules and regulations of the Securities and Exchange Commission (the "SEC"). In
particular, our system of financial reporting was not designed to reconcile our financial statements (which are prepared in accordance with Israeli GAAP) with
U.S. GAAP in accordance with the requirements of Form 20-F. This issue primarily resulted from our lack of qualified financial and accounting personnel with knowledge and expertise in U.S. GAAP and the requirements of the SEC and the
Public Company Accounting Oversight Board (the "PCAOB"). In addition, the severe liquidity crisis that we faced in 2002 and the subsequent implementation of the run-off plan negatively affected our ability to address and correct this issue.

     Our accounting personnel have outlined the issues relevant to the reconciliation of our financial statements to U.S. GAAP and the methods of preparing such a reconciliation. In addition, we have retained U.S. counsel to advise as to the requirements of Form 20-F and related SEC rules and regulations. In preparing the U.S. GAAP reconciliation of our financial statements, our accounting personnel were guided by the experience they acquired in the previous annual reports. Our accounting personnel regularly consult with, and seek the assistance of, outside accounting advisors in connection with the required reconciliation of our financial statements to U.S. GAAP. Moreover, they periodically seek from such outside accounting advisors relevant updates regarding SEC and PCAOB rules and regulations relating to reconciliation to U.S.
GAAP.

     In connection with authorizations into our computer system, it was found that our programmers have authorization capabilities within the production environment. This could allow a programmer to make unauthorized changes in programs or data in the production environment. It should be noted that the number of new programs prepared for installation in our computer is extremely limited; nonetheless we have controls in place to minimize the possibility of changes being made in the data. Furthermore, we intend to install further systems in order to create and/or improve the separation of functions in a substantial portion of the computer systems.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our Board of Directors has determined that we have two Audit Committee financial experts (as defined in the instructions to Item 16A of Form 20-F)
serving on the Audit Committee, Mr. Yacob Aizner and Ms. Shulamit Eshbol. Mr.
Aizner is an appointee of Bank Leumi le-Israel B.M and Ms. Eshbol is an appointee of the State of Israel. Both Mr. Aizner and Ms. Eshbol are
"independent" (as defined by NASDAQ Rules 4200(a)(15) and 4350(c) and (d)).

ITEM 16B. CODE OF ETHICS

     We have adopted a code of ethics (as defined in Item 16B of Form 20-F) that applies to all our directors, officers and employees (the "Code of Ethics"). We have filed a copy of this code of ethics as Exhibit 11.1 to our annual report on
Form 20-F for the fiscal year ended December 31, 2003. No amendments have been made to the Code of Ethics in the most recent fiscal year.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     According to the Companies Law, the remuneration of the independent auditor for auditing work shall be established by the shareholders at the general meeting, by the board of directors if the shareholders so authorize, or, if the matter is prescribed in the articles of association, as prescribed therein. Our shareholders authorized our Board of Directors to establish the remuneration of the independent auditors for auditing work done in 2006, subject to the fee schedule of the Government Companies Authority.

     Furthermore, the Companies Law stipulates that the remuneration of the independent auditors for services other than auditing work shall be established by the board of directors unless the articles of association state that remuneration for such services shall be established by the shareholders at the general meeting.

     Pursuant to the above, the remuneration of our independent auditors for audit work and other services in 2005 and 2006 was established by our Board of
Directors.

     KPMG - Somekh Chaikin, Certified Public Accountants (Isr.), has served as our independent public accountant for each of the fiscal years in the three-year period ended December 31, 2006, for which audited financial statements appear in this annual report on Form 20-F. For the year ending December 31, 2006, PWC -
Kesselman & Kesselman, Certified Public Accountants (Isr.) served together with
KPMG as joint auditors, for the auditing of our Israeli financial statements only. For the years ended December 31, 2006 and 2005, the aggregate fees billed and/or agreed to by KPMG and its affiliates and to PWC are as follows:

                            2006         2005
                            -----       -----
                          (IN THOUSANDS OF NIS)
                            -----------------

Audit Fees(1)               1,145         979
Audit-related Fees(2)          35          70
Tax Fees(3)                    30          29
                            -----       -----

TOTAL                       1,210       1,078
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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     Not applicable.

                                                 PART III

ITEM 17. FINANCIAL STATEMENTS

     The following financial statements are filed as part of this annual report:

     Our audited balance sheets as of December 31, 2006 and December 31, 2005 and the statements of income (loss), shareholders' equity and cash flows for the years ended December 31, 2006, 2005 and 2004, including the notes thereto and together with the Report of Independent Registered Public Accounting Firm
thereon, are included at pages F-1 to F- 86 to this annual report.

     OUR FINANCIAL STATEMENTS CONFORM WITH ISRAELI GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES AND THE INSTRUCTIONS OF THE SUPERVISOR OF BANKS (ISRAEL) ("ISRAELI
GAAP"), WHICH DIFFER IN CERTAIN RESPECTS FROM THOSE GENERALLY ACCEPTED IN THE
UNITED STATES ("U.S. GAAP") AS DESCRIBED BELOW IN NOTE 32 TO THE FINANCIAL
STATEMENTS.

ITEM 18. FINANCIAL STATEMENTS

     See Item 17 above.

ITEM 19. EXHIBITS

   EXHIBIT
   NUMBER                                  DESCRIPTION
   ------                                  -----------

     1.1       Memorandum and Articles of Association of Israel Development Bank
               of Israel Ltd. (translation) (incorporated by reference to
               Exhibit 1.1 to the Annual Report on Form 20-F of Industrial
               Development Bank of Israel Limited for fiscal year ended December
               31, 2003).

     4.1       Summary of run-off plan (incorporated by reference to Exhibit 4.1 to the Annual Report on Form 20-F of Industrial Development Bank
               of Israel Limited for fiscal year ended December 31, 2005).

     4.2       Summary of Lease Agreement (incorporated by reference to Exhibit
               4.2 to the Annual Report on Form 20-F of Industrial Development
               Bank of Israel Limited for fiscal year ended December 31, 2005).

     4.3       Summary of the Special Line of Credit from the Bank of Israel
               (incorporated by referereference to Exhibit 4.3 to the Annual
               Report on Form 20-F of Industrial DevelDevelopment Bank of Israel
               Limited for fiscal year ended December 31, 2005).

     4.4       Summary of Perpetual Deposit Agreement (incorporated by reference to Exhibit 4.4 to the Annual Report on Form 20-F of Industrial
               Development Bank of Israel Limited for fiscal year ended December
               31, 2005).

     4.5       Summary of Computer Services Outsourcing Agreement (incorporated by reference to Exhibit 4.5 to the Annual Report on Form 20-F of
               Industrial Development Bank of Israel Limited for fiscal year ended December 31, 2005).

     4.6       Summary of Special Collective Agreement with Employees
               (incorporated by reference to Exhibit 4.6 to the Annual Report on
               Form 20-F of Industrial Development Bank of Israel Limited for
               fiscal year ended December 31, 2005).

     4.7       Summary of Indemnification Agreement for Directors and Senior
               Officers (incorporated by reference to Exhibit 4.7 to the Annual
               Report on Form 20-F of Industrial Development Bank of Israel
               Limited for fiscal year ended December 31, 2005).

     4.8       Summary of the Kibbutzim Debt Agreement (incorporated by
               reference to Exhibit 4.8 to the Annual Report on Form 20-F of
               Industrial Development Bank of Israel Limited for fiscal year ended December 31, 2005).

     4.9       Summary of Credit to the Israel Electric Corporation Ltd.
               (incorporated by reference to Exhibit 4.9 to the Annual Report on
               Form 20-F of Industrial Development Bank of Israel Limited for
               fiscal year ended December 31, 2005)

     11.1      Code of Ethics (incorporated by reference to Exhibit 11.1 to the
               Annual Report on Form 20-F of Industrial Development Bank of
               Israel Limited for fiscal year ended December 31, 2003).

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
               Sarbanes-Oxley Act of 2002.

     13.2      Certification of Rimon Shmaya, Comptroller of Industrial
               Development Bank of Israel Ltd., pursuant to 18 U.S.C.
               Section 1350 as adopted pursuant to Section 906 of the
               Sarbanes-Oxley Act of 2002.

     99.1      Proposed Plan for the Possible Sale and/or Transfer of all of the
               Bank's Issued and Paid Share Capital (incorporated by reference
               Exhibit 99.1 to the Report on Form 6-K of Industrial Development
               Bank of Israel Limited filed on June 19, 2007).

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

INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

By: /s/ Uri Galili                         By: /s/ Natan Atlas
------------------                         -------------------
Uri Galili, General Manager                Natan Atlas, General Secretary

Dated: July 31, 2007.

                         THE INDUSTRIAL DEVELOPMENT BANK
                               OF ISRAEL LIMITED

                              FINANCIAL STATEMENTS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2006

                                   Industrial Development Bank of Israel Limited

FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

CONTENTS

                                                                           PAGE

Report of Independent Registered Public Accounting Firm                    F-1

Balance Sheets                                                             F-3

Statements of Income (Loss)                                                F-4

Statements of Shareholders' Equity                                         F-5

Statements of Cash Flows                                                   F-6

Notes to the Financial Statements                                          F-7

      Somekh Chaikin

      Mail address         Office address              Telephone  972 3 684 8000
      PO Box 609           KPMG Millennium Tower       Fax  972 3 684 8444
      Tel-Aviv 61006       17 Ha'arba'a Street
      Israel               Tel Aviv 61070
                           Israel

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE SHAREHOLDERS OF
THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

We have audited the accompanying financial statements of Industrial Development
Bank of Israel Limited (the Bank), detailed hereunder:

a.   Balance sheets as at December 31, 2006 and 2005

b.   Statements of income (loss) , shareholders' equity, and cash flows, for each of the three years, the last of which ended December 31, 2006

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Bank as at December 31,
2006 and 2005 and the results of its operations, the changes in the shareholders' equity and its cash flows for each of the three years, the last of which ended December 31, 2006, in conformity with accounting principles generally accepted in Israel. Furthermore, in our opinion, these statements have been prepared in accordance with the directives and guidelines of the Supervisor of Banks in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States.
Information relating to the nature and effect of such differences is presented in Note 32 to the financial statements.

As explained in Note 1C, the aforementioned financial statements are presented in reported amounts in accordance with accounting standards of the Israel
Accounting Standards Board and the directives and guidelines of the Supervisor of Banks in Israel.

                    Somekh Chaikin, a partnership registered
                    under the Israeli Partnership Ordinance,
                    is the Israeli member firm of KPMG
                    International, a Swiss cooperative.

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

D.   The agreement of the Bank's Board of Directors to restrict the license of the Bank and to limit its duration until the end of the "Run-Off" plan, and the announcement of the Governor of the Bank of Israel regarding the restriction of the Bank's license and its being revoked as from August 1,
     2008, as discussed in Note 1.

E.   The minimum capital ratio of the Bank as at December 31, 2006, that has fallen below the minimum of 9% set by the Supervisor of Banks in Israel in
     Proper Banking Procedures Regulations.

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

As well, we call attention to the following:

A.   Note 21 to the financial statements regarding the litigation pending against the Bank and its executive officers, as detailed in the said Note.

B.   Note 1D to the financial statements regarding the initial implementation of
     Standard No. 22, "Financial Instruments: Disclosure and Presentation"
     effective January 1, 2006 which resulted in a reduction in shareholders'
     equity in an amount of NIS 204.1 million, as a result of the classification of participating preference shares of Class C, CC, and CC1 which were previously classified as shareholders' equity, as liabilities under the item of "Participating preference shares".

Somekh Chaikin
Certified Public Accountants (Isr.)

July 31, 2007

BALANCE SHEETS AS AT DECEMBER 31
--------------------------------------------------------------------------------

Reported amounts

                                                                 2006            2005
                                                                -------         -------
                                                     NOTE     NIS MILLIONS    NIS MILLIONS
                                                    -----       -------         -------

ASSETS

Cash and deposits with banks                          2            66.4            72.9

Securities                                            3            50.4            63.2

Credit to the public                                  4         6,519.1         7,680.7

Credit to governments                                 5            41.5            59.0

Fixed assets                                          6             1.1             1.2

Other assets                                          7            12.1            15.6

Perpetual deposits with the Israeli Treasury          8           825.8           828.2
                                                                -------         -------

Total assets                                                    7,516.4         8,720.8
                                                                =======         =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits of the public                                9            66.9           178.2

Deposits of banks                                    10           768.3         1,048.8

Deposits of the Government                                      6,087.4         6,883.0

Perpetual deposit                                    11             0.1             0.1

Capital notes                                        12            24.9            26.9

Other liabilities                                    13            58.2            56.4

Non-participating shares                             14           303.2           330.3

Participating preference shares                      15           187.4               -
                                                                -------         -------

Total liabilities                                               7,496.4         8,523.7

Shareholders' equity                                 16            20.0           197.1
                                                                -------         -------

Total liabilities and shareholders' equity                      7,516.4         8,720.8
                                                                =======         =======

______________________     _______________________    ______________________
  Dr. Raanan Cohen -            Uri Galili -              Rimon Shmaya -
Chairman of the Board         General Manager              Comptroller

Date of approval of the financial statements: July 31, 2007

The accompanying notes are an integral part of the financial statements.

                                     F - 3

                               The Industrial Development Bank of Israel Limited

STATEMENTS OF INCOME (LOSS) FOR THE YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------

Reported amounts

                                                                         2006             2005             2004
                                                                      --------          -------          -------
                                                          NOTE      NIS MILLIONS     NIS MILLIONS     NIS MILLIONS
                                                        -------       --------          -------          -------

Profit from financing operations
 before allowance for doubtful debts                        23            18.2             61.6             66.2
Allowance for doubtful debts                                4C            21.7             44.2             70.2
                                                                      --------          -------          -------
Profit (loss) from financing operations
 after allowance for doubtful debts                                       (3.5)            17.4             (4.0)
                                                                      --------          -------          -------
OPERATING AND OTHER INCOME
Operating commissions                                       24             1.3              2.2              4.1
Gains from investments in shares                            25            16.4             11.3             41.5
Other income                                                26             3.8              4.7              4.6
                                                                      --------          -------          -------
Total operating and other income                                          21.5             18.2             50.2
                                                                      --------          -------          -------

OPERATING AND OTHER EXPENSES
Salaries and related expenses                               27            17.6             18.2             19.7
Expenses (income) in respect of employee
 retirement                                                                0.5              5.5             (0.8)
Maintenance and depreciation of buildings
 and equipment                                                             2.7              3.8              5.7
Other expenses                                              28            14.3             16.5             20.4
                                                                      --------          -------          -------
Total operating and other expenses                                        35.1             44.0             45.0
                                                                      --------          -------          -------
Operating profit (loss) before taxes on income                           (17.1)            (8.4)             1.2
Provision for taxes on operating income                     29               -                -                -
                                                                      --------          -------          -------
Operating profit (loss) after taxes on income                            (17.1)            (8.4)             1.2
                                                                      --------          -------          -------

OTHER ITEMS

Capital gain, net                                                            -                -              0.2
                                                                      --------          -------          -------

NET EARNINGS (LOSS) FOR THE YEAR                                         (17.1)            (8.4)             1.4
                                                                      ========          =======          =======

                                                                             NET EARNINGS (LOSS) PER SHARE
                                                                      ------------------------------------------
                                                                        2006             2005              2004
                                                                      --------          -------          -------
                                                                         NIS              NIS              NIS
                                                                      --------          -------          -------

"A" ordinary shares                                                   (1,132.4)         *(556.3)           *92.7
                                                                      ========          =======          =======

                                                                     WEIGHTED QUANTITY OF SHARES USED IN COMPUTING
                                                                                  EARNINGS PER SHARE
                                                                      ------------------------------------------
                                                                        2006             2005              2004
                                                                      --------          -------          -------

"A" ordinary shares                                                      1,510            1,510            1,510
                                                                      ========          =======          =======

*    Restated. See Note 1Q.

The accompanying notes are an integral part of the financial statements.

                                     F - 4

                               The Industrial Development Bank of Israel Limited

STATEMENT OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

Reported amounts

                                                                                                ADJUSTMENTS
                                                                 ACCUMULATED     ACCUMULATED       FROM
                                                                DIFFERENCE ON   DIFFERENCE ON   PRESENTATION
                                                                  TRANSLATION    TRANSLATION   OF AVAILABLE-
                                                                      OF              OF         FOR-SALE                        TOTAL
                                       ORDINARY     PREFERENCE   DOLLAR LINKED    CPI LINKED    SECURITIES     ACCUMULATED   SHAREHOLDERS'
                                        SHARES        SHARES        DEPOSIT(*)     DEPOSIT(*)  AT FAIR VALUE       LOSS         EQUITY
                                        -------       -------        -------        -------       -------        -------        -------
                                                                                  NIS MILLIONS
                                        -----------------------------------------------------------------------------------------------

BALANCE AS AT
 JANUARY 1, 2004                          131.4       1,068.0         (697.5)         190.2          10.4         (506.9)         195.6
CHANGES DURING 2004
Net earnings                                  -             -              -              -             -            1.4            1.4
Adjustments from
 presentation of available-
for-sale securities at fair value             -             -              -              -         (10.1)             -          (10.1)
Translation differences
 relating to CPI-linked
 perpetual deposit (*)                        -             -              -           12.3             -              -           12.3
                                        -------       -------        -------        -------       -------        -------        -------

BALANCE AS AT
 DECEMBER 31, 2004                        131.4       1,068.0         (697.5)         202.5           0.3         (505.5)         199.2

CHANGES DURING 2005
Net loss                                      -             -              -              -             -           (8.4)          (8.4)
Adjustments from
 presentation of
 available--for-sale
 securities at fair value                     -             -              -              -           5.8              -            5.8
Translation differences
 relating to CPI-linked
 perpetual deposit (*)                        -             -              -            0.5             -              -            0.5
                                        -------       -------        -------        -------       -------        -------        -------

BALANCE AS AT
 DECEMBER 31, 2005                        131.4       1,068.0         (697.5)         203.0           6.1         (513.9)         197.1

CHANGES DURING 2006
Adjustments as at January 1, 2006
due to initial implementation of
Accounting Standard No. 22 (**)               -        (992.3)         697.5           90.7             -              -         (204.1)
                                        -------       -------        -------        -------       -------        -------        -------
Balance as at January 1,
 2006 following the
 implementation of
 Standard No. 22                          131.4          75.7              -          293.7           6.1         (513.9)          (7.0)
Net loss                                      -             -              -              -             -          (17.1)         (17.1)
Adjustments from
 presentation of available- for-
 sale securities at fair value                -             -              -              -           2.6              -            2.6
Translation differences
 relating to CPI-linked
 perpetual  deposit (*)                       -             -              -           41.5             -              -           41.5
                                        -------       -------        -------        -------       -------        -------        -------

BALANCE AS AT
 DECEMBER 31, 2006                        131.4          75.7              -          335.2           8.7         (531.0)          20.0
                                        =======       =======        =======        =======       =======        =======        =======

*    See Note 8 to the financial statements.

**   See Note 1D to the financial statements.

The accompanying notes are an integral part of the financial statements.

                                     F - 5

                               The Industrial Development Bank of Israel Limited

STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------

Reported amounts

                                                                        2006               2005               2004
                                                                     ----------         ----------         ----------
                                                                     NIS MILLIONS      NIS MILLIONS       NIS MILLIONS
                                                                     ----------         ----------         ----------

CASH FLOWS GENERATED BY OPERATING ACTIVITIES:
Net earnings (loss) for the year                                          (17.1)              (8.4)               1.4
Adjustments to reconcile net earnings(loss) to net cash flows generated by operating activities:
Depreciation on equipment                                                   0.4                1.1                2.9
Allowance for doubtful debts                                               22.9               44.5               71.1
Gain on sale of available-for-sale securities                             (10.3)             (11.3)             (38.5)
Capital gain                                                                  -                  -               (0.2)
Provision for severance pay and pensions, net                              (0.6)               0.3               (7.0)
Inflationary erosion of capital notes and perpetual deposit                (1.8)               1.6               (2.3)
                                                                     ----------         ----------         ----------
Net cash  inflow (outflow) generated by operating activities               (6.5)              27.8               27.4
                                                                     ----------         ----------         ----------

CASH FLOWS GENERATED BY ACTIVITIES RELATED TO ASSETS:
Deposits with banks, net                                                    6.5                3.0                6.1
Available-for-sale securities, net                                         25.7               13.9               53.8
Credit to the public, net                                               1,139.6              269.2            1,124.5
Credit to governments, net                                                 17.5               13.7               32.5
Other assets, net                                                           3.5               10.4                2.2
Acquisition of fixed assets                                                (0.3)              (0.4)              (0.1)
Proceeds from sale of fixed assets                                            -                  -                0.2
                                                                     ----------         ----------         ----------
Net cash inflow generated by activities
 related to assets                                                      1,192.5              309.8            1,219.2
                                                                     ----------         ----------         ----------

CASH FLOWS GENERATED BY ACTIVITIES RELATED TO
 LIABILITIES AND SHAREHOLDERS' EQUITY:
Redemption of capital notes                                                (0.2)                 -               (0.6)
Deposits of the public, net                                              (111.3)            (227.1)            (214.7)
Deposits of banks, net                                                   (280.5)            (379.2)            (744.7)
Deposits of the Government, net                                          (795.6)             228.4             (294.7)
Other liabilities, net                                                      1.6               (1.7)             (11.8)
                                                                     ----------         ----------         ----------
Net cash outflow generated by activities
 relating to liabilities and shareholders' equity                      (1,186.0)            (379.6)          (1,266.5)
                                                                     ----------         ----------         ----------

DECREASE IN CASH                                                              -              (42.0)             (19.9)

BALANCE OF CASH AS AT BEGINNING OF YEAR                                    53.4               95.4              115.3
                                                                     ----------         ----------         ----------

BALANCE OF CASH AS AT END OF YEAR                                          53.4               53.4               95.4
                                                                     ==========         ==========         ==========

                                     F - 6

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

     A.   THE RUN OFF PLAN AND THE SPECIAL LINE OF CREDIT OF THE BANK OF ISRAEL

     Due to increased withdrawals of deposits of the public during the third quarter of 2002, the Bank experienced severe liquidity problems, following which the Bank turned to the Governor of the Bank of Israel on August 22,
     2002, with a request for a special line of credit.

     DECISIONS OF THE MINISTERIAL COMMITTEE FOR SOCIAL AND ECONOMIC AFFAIRS
     REGARDING APPROVAL AND EXTENSION OF THE RUN-OFF PLAN

     On October 10, 2005 the Ministerial Committee for Social and Economic
     Affairs (the Social Economic Cabinet) approved the extension of the Bank's
     Run-Off plan, after two years earlier, on July 29, 2003, it had decided to adopt it. The main principles of the Committee's decision from October 10,
     2005 are as follows:

          >>   The assets of the Bank are to be sold of in a supervised process and over a period ending by July 31, 2008, in the framework of the Run-Off plan approved by the Bank's Board of Directors and with the changes to be determined by the Accountant General and the Government Companies Authority.

          >>   The maximum amount of the special line of credit will at no time exceed NIS 1.25 billion and over the period of executing the
               Run-Off plan it will not exceed the amounts approved by the Bank of Israel.

          >>   The Bank will not use the special line of credit or other sources for the purpose of providing new credit.

          >>   The Government is responsible for the repayment of the special line of credit as from July 1, 2005, on the condition that the interest on the credit line until the end of the plan shall not exceed the Bank of Israel interest rate.

          >>   If at the end of the Run-Off plan, there remains an unpaid balance of the special line of credit, the Government will repay the balance to the Bank of Israel until July 31, 2008. The
               Government has noted before it the notice of the Governor of the
               Bank of Israel that in exchange for its repayment of the credit balance, the collateral that was provided by the Bank for
               repayment of the credit line will be assigned in its favor (the debenture dated November 14, 2002 by which the Bank created a general floating lien in favor of the Bank of Israel, which was amended on December 29, 2005).

     It is the understanding of the Bank that the Government's assuming responsibility for the repayment of the special line of credit does not derogate from the primary obligation of the Bank to repay the balance of the special line of credit to the Bank of Israel.

     The Bank is presently in the process of implementing the Run-Off plan as described in more detail below.

     THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL

     Following the liquidity problems encountered by the Bank in the third quarter of 2002, the Bank of Israel had provided it a special line of credit, which was extended until July 31, 2008 in accordance with the letter of the Governor from October 30, 2005. The terms of the special line of credit were determined by the Governor of the Bank of Israel and over time they underwent changes. The present terms of the special line of credit are specified in the letter of the Governor from October 30, 2005, and the principal terms are as follows:

                                     F - 7

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     >>   The credit line will be in effect until no later than July 31, 2008.

     >>   The maximum amount of the credit line will at no time exceed NIS 1.25 billion and it will decline in accordance with a forecast that was attached to the notice of the Governor of the Bank of Israel regarding extension of the line until July 31, 2008.

     >>   The Bank will be allowed to continue to use the credit line in order to meet the liquidity needs it has for fulfilling its current banking obligations.

     >>   The interest on the utilized credit will be the "Bank of Israel interest rate" (it is noted that before July 29, 2003 the utilized credit bore a higher rate of interest).

     >>   Any significant administrative expense that deviates from the Bank's ordinary course of business and has an effect on its business results will require the approval of the Bank of Israel.

     >>   Limitations were set on the Bank's volume of activity with respect to making and pledging deposits with banks.

     In his letter from October 30, 2005, the Governor of the Bank of Israel clarified that if the Bank of Israel should see fit, and to the extent required at its sole discretion, additional restrictions regarding the
     Bank's operations besides those specified in the aforementioned letter will be considered, whether or not as a result of non-conformity with the objectives of the Run-Off plan.

     The utilized balance of the special line of credit of the Bank of Israel
     (not including accrued interest) was NIS 751 million as at December 31,
     2006 (compared with NIS 1,028 million as at December 31, 2005).

     THE COMPONENTS OF THE RUN-OFF PLAN

     The principal components of the Run-Off plan that was approved by the
     Bank's Board of Directors are a supervised sale of the Bank's assets by the end of the plan period and a significant reduction in manpower and in operating expenses, subject to the continued granting of the special line of credit by the Bank of Israel. As a part of this process the Bank also implemented an extensive and detailed efficiency plan.

     In accordance with the Run-Off plan and the complementary efficiency plan implemented by the Bank, the Bank refrains from granting new credit and concentrates its activities on collecting the existing credit.

     As part of the implementation of its plans, the Bank has significantly reduced or completely discontinued the following activities: foreign currency and foreign trade activity, maintenance of a dealing room, maintenance of current accounts, checking accounts and securities accounts, processing grants, operating cash and clearing facilities (independently)
     and credit cards. The Bank also refrains from accepting new deposits and
     (subject to certain exceptions) from renewing existing deposits that reach maturity.

     The reduction in the Bank's operations was also accompanied by a reduction in the Bank's staff.

                                     F - 8

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     On July 26, 2005 the Bank's Board of Directors discussed a document that had been prepared regarding the extension of the Run-Off plan. In light of the document's conclusion regarding the advantages of extending the plan, the Board of Directors approved extension of the plan until July 31, 2008.

     The Bank's Board of Directors also decided on the same occasion that due to the reduction in the Bank's activity according to the Run-Off plan and the date to which the plan was extended, the Bank would notify the Governor of the Bank of Israel that it agrees that its banking license be restricted in a manner that reflects its reduced activity as derived from the Run-Off plan, and to the restricted license specifying that it is valid until the end of the plan (July 31, 2008).

     In his letter from January 29, 2006 the Bank was notified by the Governor of the Bank of Israel as follows:

          >>   The banking license the Bank received on June 4, 1989 will be restricted so that the Bank cannot engage in any business it did not engage in prior to the date of the license (until the date of the license the Bank engaged in financing investments) and without derogating from the generality of the aforementioned, the
               Bank will not receive new deposits and will not renew deposits reaching their current date of maturity, other than from the shareholders.

          >>   The Bank's banking license will be revoked as from August 1,
               2008.

     In his letter from May 1, 2007 the Governor of the Bank of Israel notified that if the possible blueprint, mentioned below, for the sale and/or transfer of the shares of the Bank, would be executed before August 1,
     2008, the Bank's banking license will be revoked as from that date.

     The ability of the Bank to repay its liabilities is contingent upon the continuation of the special line of credit from the Bank of Israel and implementation of the decision of the Ministerial Committee for Social and
     Economic Affairs regarding the Run-Off plan.

     The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed when the Bank ceases operating as a banking entity.

     POSSIBLE BLUEPRINT FOR THE SALE AND/OR TRANSFER OF THE SHARES OF THE BANK

     The Ministry of Finance and the Government Companies Authority have been assessing a possible blueprint for the sale and/or transfer of all of the issued share capital of the Bank to a third party purchaser, and this by:
     (a) Sale and/or transfer of all of the holdings of the State and the three large banking groups in the Bank's shares to a designated purchaser; (b)
     The purchase by the designated purchaser of the shares of the Bank held by the public and traded on the Tel Aviv Stock Exchange, and this within the framework of an arrangement plan pursuant to article 350 of the Companies
     Law, 1999 that requires court-approval and a special majority of the Bank's public shareholders for its implementation; and, (c) The redemption by the
     Bank of the "D" and "DD" preference shares held by the public, including the payment of the preferred dividends in arrears for these shares (as required by the terms of their offering in the event of a redemption).

     As part of the assessment of the blueprint, the Government Companies
     Authority publicized on June 17, 2007 a request for information
     (hereinafter - "RFI") within the framework of which parties interested in purchasing the shares of the Bank will be invited to give notice of their interest in the purchase pursuant to the proposed blueprint. On July 4,
     2007, the Government Companies Authority advised the Bank that it has received eleven applications from companies and individuals in response to the RFI and that these applications will be reviewed in the near future.

                                     F - 9

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     It should be clarified, at this stage it is not known if the blueprint currently under examination will in fact be adopted and implemented. This question will be affected by, among other things, the response and replies to the RFI and the willingness of the three banking groups to transfer their holdings. In addition, the sale of the State's holdings in the Bank requires a privatization resolution by the Ministerial Committee for
     Privatization Matters, a resolution which has yet to be adopted.

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

     C.   FINANCIAL STATEMENTS IN REPORTED AMOUNTS

     GENERAL

     The financial statements have been prepared in accordance with directives and guidelines of the Supervisor of Banks in Israel and in accordance with
     Israeli generally accepted accounting principles.

     In October 2001 the Israel Accounting Standards Board published Accounting
     Standard No. 12, "Discontinuance of Adjustment of Financial Statements".
     Pursuant to this standard and in accordance with Accounting Standard No. 17 that was published in December 2002, the adjustment of financial statements will be discontinued as at January 1, 2004. Until December 31, 2003, the
     Bank continued to prepare adjusted financial statements in accordance with the directives of the Supervisor of Banks, on the basis of the principles of the Opinion No. 36 of the Institute of Certified Public Accountants in
     Israel. The adjusted amounts presented in the financial statements as at
     December 31, 2003 are the basis for the financial statements in reported amounts. Any additions made during the period are included according to their nominal values.

     BALANCE SHEET

     Non-monetary items are stated at reported amounts.

     Monetary items are stated in the balance sheet at their nominal historical values as at balance sheet date.

                                     F - 10

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
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

     STATEMENTS OF INCOME

     Income and expenses deriving from non-monetary items or from provisions included in the balance sheet are derived from the difference between the reported amount of the opening balance and the reported amount of the closing balance. All other operating items are stated at their nominal historical values.

     D.   STATEMENT OF SHAREHOLDERS' EQUITY

     On January 1, 2006, the Bank implemented for the first time accounting
     Standard No. 22, "Financial Instruments: Disclosure and Presentation"
     (hereinafter - the "Standard"). The Standard sets forth the rules for presenting financial instruments in the financial statements and details the proper disclosure required in respect thereof. In addition, the
     Standard stipulates the manner for classifying financial instruments as financial liabilities and as shareholders' equity, for classifyingthe interest, dividends, and related losses and gains, and the circumstances under which an entity can set off financial assets and liabilities. The
     Standard annuls Opinion No. 53, "The Accounting Treatment of Convertible
     Liabilities" and Opinion No. 48, "The Accounting Treatment of Option
     Warrants".

     In respect of certain issues relating to the aforementioned treatment, there exist directives of the Supervisor of Banks. In such cases, the Bank is subject to those directives.

     The transition to the Standard resulted in a reduction in shareholders'
     equity in an amount of NIS 204.1 million, as a result of the classification of participating preference shares of Class C, CC, and CC1 which were previously classified as shareholders' equity, as a liability under the item of "Participating preference shares".

     Adoption of the Standard was prospective. The comparative data presented in the financial statements relating to previous periods were not restated.

     The difference generated until May 6, 1996 between the adjustment of the perpetual deposit with the Israeli Treasury which, up to May 6, 1996, was linked to the exchange rate of the US dollar, in respect of the participating preference shares similarly linked to the exchange rate of the US dollar, and the adjustment of the said deposit on the basis of the
     CPI, is reflected in the statement of shareholders' equity in the item entitled "Accumulated difference on translation of a dollar linked deposit".

     Further to the initial implementation of Standard No. 22, the balance of the accumulated difference from the dollar-linked deposit was cancelled as from January 1, 2006, due to the fact that the participating preference shares were classified as a liability under the item of "Participating preference shares" and are measured, as from that date, on the basis of their monetary dollar-linked value (see Note 8).

                                     F - 11

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
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

     E.   EXCHANGE RATES AND LINKAGE

     (1)  Assets and liabilities denominated in, or linked to, foreign currency, except for investments in securities, are stated on the basis of the representative exchange rates, published by the Bank of Israel, in effect on balance sheet date or on a date relevant to the particular transaction.

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

                                  DECEMBER 31                         RATE OF CHANGE DURING
                     -----------------------------------       ------------------------------------
                      2006           2005          2004         2006           2005          2004
                     -------       -------       -------       -------        -------       -------
                                                                  %              %             %
                                                               -------        -------       -------

Representative
 exchange rate
 of US$1
 (in NIS)              4.225         4.603         4.308          (8.2)           6.8          (1.6)

CPI in points
 for:
 December              184.9         185.0         180.7          (0.1)           2.4           1.2

 November              184.9         185.4         180.6          (0.3)           2.7           1.0

     F.   SECURITIES

     In accordance with the directives of the Supervisor of Banks securities are to be classified into three groups, and principles of measurement were provided for each group as follows:

     HELD-TO-MATURITY DEBENTURES

     Such debentures are stated at their adjusted value as at balance sheet date. Such value represents the par value plus linkage increments and interest accrued since acquisition and it also includes the unamortized discount or premium, generated upon acquisition and not yet amortized.
     Income from held-to-maturity debentures is recognized on the accrual basis.

                                     F - 12

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

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

     In determining the allowances, Management performed its evaluation of the risk involved in the credit portfolio using available information on the customers' financial position, volume of activity, past record and adequacy of the collaterals received.

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
     In accordance with the aforementioned requirements, a portion of the general allowance, as at December 31, 1991, equal to 1% of the total debt to which it was related at that date, is to be maintained in inflation adjusted values. According to a directive of the Supervisor of Banks the adjustment to inflation of the general allowance was discontinued as at
     January 1, 2005.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
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

     G.   ALLOWANCE FOR DOUBTFUL DEBTS (CONT'D)

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

     Accordingly, in the Bank's financial statements as at December 31, 2003, a supplementary allowance for doubtful debts in respect of deviations from the aforementioned limits was not included, and the supplementary allowance for doubtful debts in the amount of NIS 7.5 million that was included in the financial statements of the Bank as at December 31, 2002 and thereafter, in respect of the deviation from these limits, was cancelled in the third quarter of 2003.

                                     F - 14

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     It is noted that if the Supervisor of Banks had not granted the exemption, the Bank would have been required to record a supplementary allowance in significant amounts in respect of these deviations, which would have had a material impact on its financial results for those periods. In addition, the adjustment of the supplementary allowance for changes occurring from time to time in the volume of the deviations would have impacted on the financial results of the Bank in the subsequent reporting periods.

     G.   ALLOWANCE FOR DOUBTFUL DEBTS (CONT'D)

     The aggregate balance of the general allowance and the supplementary allowance for doubtful debts in accordance with the directives of the Bank of Israel, as at December 31, 2006, constitutes 4.82% of the credit to the public risk, which includes credit risk and off-balance sheet credit risk less credit covered by collateral that is deductible for purposes of individual borrower and borrower group limitations (December 31, 2005 -
     3.81%).

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
     Depreciation is calculated using the "straight-line" method, at rates deemed adequate to amortize the assets over their estimated useful lives.

     I.   CONTINGENT LIABILITIES

     The accounting treatment of contingent legal claims is based on an opinion, received by management of the Bank from its legal counsel and upon which it relies, which provides the probability of occurrence of the exposure to risk relating to contingent claims. The claims were classified in accordance with the probability ranges of occurrence of the exposure to risk as follows:

     1)   Probable - when the probability is over 70%.

     2)   Reasonably possible - when the probability is over 20% and less than or equal to 70%.

     3)   Remote - when the probability is less than or equal to 20%.

     Only in rare cases is a banking institution allowed to state in the financial statements that in the opinion of the bank's management, based upon consultation with its legal counsel, it is unable to evaluate the probability of realization of the exposure to risk in respect of a claim for which a petition was filed to have the claim certified as a class action, and this in the four financial statements that are published after the filing of the petition. The Bank has provided disclosure with respect to material legal proceedings pending against the Bank. Note 21D provides disclosure regarding contingencies in respect of which the risk of occurrence of the exposure is not remote and for which no provision was made. The financial statements include appropriate provisions in respect of claims which in the opinion of management of the Bank will not be rejected or cancelled and the risk of their occurrence is probable.

     J.   BASIS OF RECOGNITION OF INCOME AND EXPENSES

     (1)  Income and expenses are recognized on the accrual basis.

     (2)  As to the policy of recognition of income and expenses with respect to securities for trading and derivative financial instruments defined as other transactions, see F and L, respectively.

                                     F - 15

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

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

     L.   DERIVATIVE FINANCIAL INSTRUMENTS

     The Bank implements the directives of the Supervisor of Banks regarding derivative financial instruments and hedging activities. The directives are based on the principles stipulated in U.S. Accounting Standard FAS 133. In accordance with these directives, the Bank presents all the derivative instruments, including certain derivative instruments embedded in other contracts, as assets or liabilities in the balance sheet and measures them according to fair value. The Bank does not apply hedge accounting. The changes in the fair value of all derivative instruments are recorded in the statement of income.

     M.   OFF-SETTING OF FINANCIAL INSTRUMENTS

     Pursuant to the guidelines, amounts of designated deposits, the repayment of which to the depositor is contingent on the collection of the loans granted therefrom, are offset against the amounts of the related loans and, therefore, are not reflected in the balance sheet. Income earned from such collection-based loan operations is classified as operating commissions.

     In accordance with the directives of the Supervisor of Banks, assets and liabilities in respect of financial instruments with the same counter party are set-off against one another and presented net in the balance sheet when the following cumulative conditions are fulfilled:

     (1)  In respect of such liabilities the Bank has the legal right to enforce the set-off of the liabilities from the assets.

     (2)  The Bank intends to pay the liabilities and realize the assets on a net basis or simultaneously.

                                     F - 16

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     N.   TAXES ON INCOME

     The provision for taxes on the income of the Bank, which is defined as a
     "financial institution" for Value Added Tax (hereinafter - VAT) purposes, includes VAT on profit in accordance with the Value Added Tax Law. VAT levied on salaries paid by financial institutions is included in the statement of income under the item of "Salaries and related expenses". In the years 2002 through 2006, "Salaries and related expenses" did not include an expense in respect of salary VAT, due to losses for purposes of
     VAT on profit.

     O.   STATEMENT OF CASH FLOWS

     Cash flows from activity in assets and liabilities are presented on a net basis, except for the changes in securities, fixed assets, and capital notes. "Cash", for purposes of the cash flow statement, includes cash balances and cash deposits with banks for an initial period not exceeding three months.

     P.   USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure in respect of contingent assets and liabilities as at the date of the financial statements and the reported amounts of income and expenses during the reported period. Actual results may differ from such estimates.

     Q.   EARNINGS PER SHARE

     Commencing on January 1, 2006, the Bank implemented Accounting Standard No.
     21 "Earnings Per Share" (hereinafter: "the Standard") of the Israel
     Accounting Standards Board. This Standard, which is based on International
     Accounting Standard No. 33, replaces Opinion No. 55 of the Institute of
     Certified Public Accountants in Israel on this issue and sets out new rules regarding the calculation of earnings per share and the presentation thereof in the financial statements. According to the provisions of the
     Standard, the Bank computes earnings per share in respect of the earnings or loss from continuing operations attributable to ordinary shareholders.
     Earnings per share is computed by dividing the earnings or loss attributable solely to the ordinary shareholders, by the weighted average number of ordinary shares outstanding during the reported period. In the past, earnings per share was computed in relation to an amount which equals
     US$1 of the par value of the shares, according to the basic exchange rate to which they are linked. Comparative data of earnings per share in these financial statements were restated in respect of the retroactive implementation of the calculation provisions of the new standard.

     R.   IMPAIRMENT OF ASSETS

     Accounting Standard No. 15, "Impairment in value of assets" stipulates the procedures to be implemented by the corporation in order to ensure that its assets in the balance sheet are not presented at amounts higher than their recoverable value. Such value is the higher of the net selling price and the present value of the estimated future cash flows expected to be generated from the use and disposal of the asset. The Standard also stipulates rules of presentation and disclosure regarding assets whose value has been impaired.

                                     F - 17

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     S.   BUSINESS SEGMENTS

     In accordance with an approval received from Bank of Israel, the Bank is not required to report according to business segments.

     T.   DISCLOSURE OF THE EFFECT OF NEW ACCOUNTING STANDARDS IN THE PERIOD
          PRIOR TO THEIR APPLICATION

     1.   In July 2006, the Israel Accounting Standards Board issued Accounting
          Standard No. 29, "Adoption of International Financial Reporting
          Standards ("IFRS")" (hereinafter - the "Standard"). The Standard provides that entities subject to the Securities Law - 1968 that are required to report according to the regulations of this law, are to prepare their financial statements for periods beginning as from
          January 1, 2008 according to IFRS. This does not apply to banking institutions, whose financial statements are presented in accordance with the directives and guidelines of the Supervisor of Banks.

          In addressing the manner in which the Standard is to be implemented by banking institutions, the Supervisor of Banks notified the banking institutions that:

          a.   He intends on regularly issuing directives for the implementation of Israeli standards issued by the Israel Accounting Standards
               Board, which are based on IFRS, that do not relate to the core banking business.

          b.   In the second half of 2009 he will render his decision regarding the date of implementation of IFRS that relate to the core banking business, taking into account the results of the process of adoption of these standards in Israel on the one hand and the progress of the process of convergence of IFRS and U.S. standards on the other.

          c.   Therefore, as regards the core banking business, the financial statements of a banking institution presented in accordance with the directives and guidelines of the Supervisor of Banks will continue to be presented on the basis of U.S. standards that were set out in the Public Reporting Directives.

     2.   In December 2006, the Israel Accounting Standards Board published
          Accounting Standard No. 23, "The Accounting Treatment of Transactions
          between an Entity and Its Controlling Shareholder" (hereinafter - the
          "Standard"). The Standard replaces the Securities Regulations
          (Financial Statement Presentation of Transactions between a company and its Controlling Shareholder) - 1996 as adopted in the Public
          Reporting Directives of the Supervisor of Banks. The Standard
          stipulates that assets and liabilities that were included in a transaction between the entity and its controlling shareholder shall be measured at the date of the transaction at fair value and that the difference between the fair value and the consideration from the transaction shall be included in shareholders' equity. A debit difference is in essence a dividend, and accordingly reduces the retained earnings. A credit difference is in essence an investment of the shareholder and shall therefore be presented under a separate item in shareholders' equity entitled "Capital reserve from a transaction between the entity and its controlling shareholder".

                                     F - 18

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     T.   DISCLOSURE OF THE EFFECT OF NEW ACCOUNTING STANDARDS IN THE PERIOD
          PRIOR TO THEIR APPLICATION (CONT'D)

          The Standard discusses three issues relating to transactions between an entity and its controlling shareholder, as follows: the transfer of an asset from the controlling shareholder to the entity or alternatively, the transfer of an asset from the entity to the controlling shareholder; the controlling shareholder's assumption of a liability, to a third party, in whole or in part, on behalf of the entity, the indemnification of the entity by the controlling shareholder in respect of an expense, or the controlling shareholder waiving the entity's debt to it, in whole or in part:; and loans granted to the controlling shareholder or received from the controlling shareholder. In addition, the Standard stipulates the disclosure that shall be made in the financial statements in connection with transactions between the entity and its controlling shareholder during the period.

          The Standard applies to transactions between an entity and its controlling shareholder that were made after January 1, 2007, as well as to loans granted to or received from a controlling shareholder prior to the effective date of the Standard, as of the effective date.

          As at the date of the release of the financial statements, the
          Supervisor of Banks has not yet issued a directive regarding the manner of adoption of the Standard by banking institutions, if at all.

NOTE 2 - CASH AND DEPOSITS WITH BANKS

                                                       DECEMBER 31        DECEMBER 31
                                                          2006               2005
                                                        ----------        ----------
                                                        REPORTED           REPORTED
                                                         AMOUNTS            AMOUNTS
                                                        ----------        ----------
                                                       NIS MILLIONS       NIS MILLIONS
                                                        ----------        ----------

Cash and deposits with the Bank of Israel                      8.1              12.8
Deposits with commercial banks (1)                            50.6              48.4
Deposits in special banking corporations                       7.7              11.7
                                                        ----------        ----------

Total                                                         66.4              72.9
                                                        ==========        ==========

Including cash, deposits with the Bank of Israel
 and with banks for an initial period not
 exceeding three months                                       53.4              53.4
                                                        ==========        ==========

     (1)  As to a pledge on deposits with commercial banks - see Note 17 below.

                                     F - 19

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 3 - SECURITIES

     A.   COMPOSITION

                                                       DECEMBER 31, 2006
                            ------------------------------------------------------------------------
                                                          NON-REALIZED   NON-REALIZED
                                                           GAINS FROM     LOSSES FROM
                            CARRYING        ADJUSTED     ADJUSTMENTS TO  ADJUSTMENTS TO      FAIR
                              VALUE         VALUE (1)      FAIR VALUE      FAIR VALUE       VALUE (2)
                            --------        --------        --------        --------        --------
                                                        REPORTED AMOUNTS
                            ------------------------------------------------------------------------
                                                          NIS MILLIONS
                            ------------------------------------------------------------------------

AVAILABLE-FOR-
 SALE SECURITIES

Other debentures                 0.7             0.7               -               -             0.7
Shares of others                49.7            41.0             8.7               -         (3)49.7
                            --------        --------        --------        --------        --------
Total available-
 for-sale securities            50.4            41.7          (4)8.7               -            50.4
                            --------        --------        --------        --------        --------

Total securities                50.4            41.7             8.7               -         (3)50.4
                            ========        ========        ========        ========        ========

                                                       DECEMBER 31, 2005
                            ------------------------------------------------------------------------
                                                          NON-REALIZED   NON-REALIZED
                                                           GAINS FROM     LOSSES FROM
                            CARRYING        ADJUSTED     ADJUSTMENTS TO  ADJUSTMENTS TO      FAIR
                              VALUE         VALUE (1)      FAIR VALUE      FAIR VALUE       VALUE (2)
                            --------        --------        --------        --------        --------
                                                        REPORTED AMOUNTS
                            ------------------------------------------------------------------------
                                                          NIS MILLIONS
                            ------------------------------------------------------------------------

AVAILABLE-FOR-
 SALE SECURITIES

Other debentures                 2.6             2.6               -               -             2.6
Shares of others                60.6            54.5             6.1               -         (3)60.6
                            --------        --------        --------        --------        --------
Total available-
 for-sale securities            63.2            57.1          (4)6.1               -            63.2
                            --------        --------        --------        --------        --------

Total securities                63.2            57.1             6.1               -         (3)63.2
                            ========        ========        ========        ========        ========

     (1)  In the case of shares - cost less provision for impairment in value, where required.

     (2)  Fair value data are based, generally, on stock market prices, which do not necessarily reflect the price which would be received on the sale of a large quantity of shares.

     (3)  Includes shares, the fair value of which is not readily determinable, which are stated at adjusted value in the amount of NIS 16.7 million
          (December 31, 2005 - NIS 29.6 million).

     (4)  Included in shareholders' equity in the category "adjustments from presentation of available-for-sale securities at fair value".

     B.   See Note 4E regarding the classification of a customer's debt to the securities item.

     NOTE: For details regarding the results of investments in debentures - see
           Note 23E, and for details regarding the results of investments in shares - see Note 25.

                                     F - 20

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (1)

     A.   COMPOSITION

                                                 DECEMBER 31        DECEMBER 31
                                                    2006               2005
                                                 ----------         ----------
                                                       REPORTED AMOUNTS
                                                 -----------------------------
                                                NIS MILLIONS       NIS MILLIONS
                                                 ----------         ----------

Credit                                              6,570.8            7,738.3
General and supplementary allowances for
 doubtful debts (1)                                    51.7               57.6
                                                 ----------         ----------

Total                                               6,519.1            7,680.7
                                                 ==========         ==========

     B.   CREDIT TO THE PUBLIC INCLUDES:

     1.   CREDIT TO PROBLEMATIC BORROWERS (2) WHICH ARE NOT INCLUDED IN THE
          AGRICULTURAL SECTOR AND ARE NOT LOCAL AUTHORITIES

                                                                                  DECEMBER 31   DECEMBER 31
                                                                                     2006          2005
                                                                                  ----------    ----------
                                                                                      REPORTED AMOUNTS
                                                                                  ------------------------
                                                                                 NIS MILLIONS  NIS MILLIONS
                                                                                  ----------    ----------

     a.   Non-income bearing credit to problematic borrowers -
          Unlinked Israeli currency                                                    123.7         180.3
          Israeli currency linked to the CPI                                             7.0          27.9
          Denominated in or linked to foreign currency                                  10.9          22.0
                                                                                  ----------    ----------
                                                                                       141.6         230.2
                                                                                  ==========    ==========
     b.   Credit restructured during the year, without waiver of income -
          Unlinked Israeli currency                                                     21.7          47.5
          Israeli currency linked to the CPI                                            38.2          18.1
          Denominated in or linked to foreign currency                                   5.1          19.9

     c.   Credit to borrowers regarding which there is an as-yet
          unimplemented Management decision to restructure
          their debt                                                                    26.5           9.2

     d.   Credit temporarily in arrears                                                 14.5          60.5
          Interest income recorded in respect thereof                                    0.4           6.1

     e.   Credit under special supervision                                             156.2         221.3

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
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

          Composition of the credit to the agricultural sector:

                                                                     DECEMBER 31        DECEMBER 31
                                                                         2006              2005
                                                                     ----------         ----------
                                                                           REPORTED AMOUNTS
                                                                     -----------------------------
                                                                    NIS MILLIONS       NIS MILLIONS
                                                                     ----------         ----------

Kibbutzim (including regional enterprises and organizations)              202.5              245.0
Moshavim                                                                    6.4                9.2
                                                                     ----------         ----------
Total credit for kibbutzim and moshavim                                   208.9              254.2

Private agriculture                                                           -                2.5
                                                                     ----------         ----------

Total credit to the agricultural sector                                   208.9              256.7
                                                                     ==========         ==========

                                     F - 23

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     B.   CREDIT TO THE PUBLIC INCLUDES: (CONT'D)

     2.   CREDIT TO THE AGRICULTURAL SECTOR (CONT'D)

     THE CREDIT (1) TO THE AGRICULTURAL SECTOR (2) INCLUDES:

                                                                                 DECEMBER 31        DECEMBER 31
                                                                                    2006                2005
                                                                                 ----------          ----------
                                                                                       REPORTED AMOUNTS
                                                                                 ------------------------------
                                                                                NIS MILLIONS       NIS MILLIONS
                                                                                 ----------          ----------

     a.     Non-income bearing loans to problematic borrowers -
            Unlinked Israeli currency                                                   1.3                 2.0
            Israeli currency linked to the CPI                                         28.3                34.5
            Denominated in or linked to foreign currency                                  -                 0.3
                                                                                 ----------          ----------
                                                                                       29.6                36.8
                                                                                 ==========          ==========
     b.     Restructured credit to borrowers-

            1.        Credit restructured during the current
                      year with waiver of income -
                      Israeli currency linked to the CPI                                6.8                 9.9
                      Average repayment period (years)                                  3.5                 4.0
                      Expected interest margin from the credit                            2%                  2%

            2.        Credit restructured in prior years
                      with waiver of income -
                      Israeli currency linked to the CPI                                2.3                 2.5

     c.     Credit to borrowers in respect of which
            there is an as-yet unimplemented
            management decision to restructure their debt                               0.4                 4.3

     d.     Credit temporarily in arrears                                                 -                 3.7
            Interest income recorded in the income statements
            in respect thereof                                                            -                 0.3

     e.     Credit under special supervision                                           52.3                61.5

     f.     Credit not included in above credit to problematic borrowers              117.5               138.0
            Interest income recorded in the income statements in respect
            thereof                                                                     5.2                10.0

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     B.   CREDIT TO THE PUBLIC INCLUDES: (CONT'D)

     3.   CREDIT TO LOCAL AUTHORITIES

     Following is the composition of credit to local authorities:

                                                                        DECEMBER 31  DECEMBER 31
                                                                            2006       2005
                                                                        ----------  ----------
                                                                            REPORTED AMOUNTS
                                                                        ----------------------
                                                                      NIS MILLIONS  NIS MILLIONS
                                                                        ----------  ----------

Balance of credit to local authorities at
 balance sheet date                                                            6.5         9.9

CREDIT (1) GRANTED TO LOCAL AUTHORITIES INCLUDES:

Credit not included in above credit to problematic borrowers                   6.5         9.9
  Interest income recorded in income statements with respect of
   such credit                                                                 0.5         0.9

     (1)  The balance of problematic debts less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations.

                                     F - 25

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     C.   ALLOWANCE FOR DOUBTFUL DEBTS

                                                                                2006
                                                          --------------------------------------------------
                                                           SPECIFIC         SUPPLEMENTARY
                                                         ALLOWANCE (1)       ALLOWANCE (2)           TOTAL
                                                          ----------          ----------          ----------
                                                                           REPORTED AMOUNTS
                                                          --------------------------------------------------
                                                                             NIS MILLIONS
                                                          --------------------------------------------------

Balance of allowance at beginning of year                      675.6                57.6               733.2
                                                          ----------          ----------          ----------

Current allowances                                              40.8                   -                40.8
Reduction in allowances                                        (12.0)               (5.9)              (17.9)
Collection of debts written-off in previous years               (1.2)                  -                (1.2)
                                                          ----------          ----------          ----------
Amount charged to the income statement                          27.6                (5.9)               21.7
                                                          ----------          ----------          ----------

Debts written-off                                              (46.1)                  -               (46.1)
                                                          ----------          ----------          ----------

Balance of allowance at end of year                            658.3                51.7               710.0
                                                          ==========          ==========          ==========

Including amount of allowance not deducted from
credit to public                                                 1.9                   -                 1.9
                                                          ----------          ----------          ----------

                                                                                2005
                                                          --------------------------------------------------
                                                           SPECIFIC         SUPPLEMENTARY
                                                         ALLOWANCE (1)       ALLOWANCE (2)           TOTAL
                                                          ----------          ----------          ----------
                                                                           REPORTED AMOUNTS
                                                          --------------------------------------------------
                                                                             NIS MILLIONS
                                                          --------------------------------------------------

Balance of allowance at beginning of year                      714.4                69.6               784.0
                                                          ----------          ----------          ----------

Current allowances                                              82.9                   -                82.9
Reduction in allowances                                        (26.4)              (12.0)              (38.4)
Collection of debts written-off in previous years               (0.3)                  -                (0.3)
                                                          ----------          ----------          ----------
Amount charged to the income statement                          56.2               (12.0)               44.2
                                                          ----------          ----------          ----------

Debts written-off                                              (95.3)                  -               (95.3)
                                                          ----------          ----------          ----------

Balance of allowance at end of year                            675.6                57.6               733.2
                                                          ==========          ==========          ==========

Including amount of allowance not deducted from
credit to public                                                 1.0                   -                 1.0
                                                          ----------          ----------          ----------

     (1)  Not including allowance for interest on non-income bearing loans.

     (2)  Including a general allowance in accordance with the Bank of Israel directives in the total amount of NIS 38.9 million (as at December 31,
          2005 - NIS 38.9 million; as at December 31, 2004 - NIS 38.9 million).

                                     F - 26

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     C.   ALLOWANCE FOR DOUBTFUL DEBTS (CONT'D)

                                                                                2004
                                                          --------------------------------------------------
                                                           SPECIFIC         SUPPLEMENTARY
                                                         ALLOWANCE (1)       ALLOWANCE (2)           TOTAL
                                                          ----------          ----------          ----------
                                                                           REPORTED AMOUNTS
                                                          --------------------------------------------------
                                                                             NIS MILLIONS
                                                          --------------------------------------------------

Balance of allowance at beginning of year                      732.5                78.5               811.0
                                                          ----------          ----------          ----------

Current allowances                                              96.5                 3.4                99.9
Reduction in allowances                                        (16.5)              (12.3)              (28.8)
Collection of debts written-off in previous years               (0.9)                  -                (0.9)
                                                          ----------          ----------          ----------
Amount charged to the income statement                          79.1                (8.9)               70.2
                                                          ----------          ----------          ----------

Debts written-off                                              (98.1)                  -               (98.1)
                                                          ----------          ----------          ----------

Balance of allowance at end of year                            714.4                69.6               784.0
                                                          ==========          ==========          ==========

Including amount of allowance not deducted from
credit to public                                                 0.9                 0.9                 1.8
                                                          ----------          ----------          ----------

     (1)  Not including allowance for interest on non-income bearing loans.

     (2)  Including a general allowance in accordance with the Bank of Israel directives in the total amount of NIS 38.9 million (as at December 31,
          2005 - NIS 38.9 million; as at December 31, 2004 - NIS 38.9 million).

                                     F - 27

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     D.   CLASSIFICATION OF BALANCES OF CREDIT TO THE PUBLIC (1) AND OFF-BALANCE
          SHEET CREDIT RISK (2) IN ACCORDANCE WITH THE SIZE OF THE CREDIT PER
          BORROWER

                                                    DECEMBER 31, 2006
                                    ------------------------------------------------
                                    NUMBER OF                                CREDIT
                                   BORROWERS (3)        CREDIT (1)          RISK (2)
                                    ----------         ----------         ----------
AMOUNT OF CREDIT PER BORROWER                       REPORTED AMOUNTS
-----------------------------       ------------------------------------------------
NIS THOUSANDS                                         NIS MILLIONS
-----------------------------       ------------------------------------------------

Up to 10                                    98                0.6                  -
From 10          to 20                      42                0.6                  -
From 20          to 40                      34                1.0                  -
From 40          to 80                      30                1.4                0.2
From 80          to 150                     33                3.5                0.2
From 150         to 300                     56               11.2                1.5
From 300         to 600                     65               25.2                0.8
From 600         to 1,200                   81               68.3                2.3
From 1,200       to 2,000                   53               76.0                6.5
From 2,000       to 4,000                   53              141.8               10.9
From 4,000       to 8,000                   22              110.9                9.5
From 8,000       to 20,000                  17              175.2               38.0
From 20,000      to 40,000                   5              112.6               29.6
From 40,000      to 200,000                  3              171.5               84.7
Over 3,200,000                               1         (4)5,671.0                  -
                                    ----------         ----------         ----------

                                           593            6,570.8              184.2
                                    ==========         ==========         ==========

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     D.   CLASSIFICATION OF BALANCES OF CREDIT TO THE PUBLIC (1) AND OFF-BALANCE
          SHEET CREDIT RISK (2) IN ACCORDANCE WITH THE SIZE OF THE CREDIT PER
          BORROWER (CONT'D)

                                                    DECEMBER 31, 2005
                                    ------------------------------------------------
                                    NUMBER OF                                CREDIT
                                   BORROWERS (3)        CREDIT (1)          RISK (2)
                                    ----------         ----------         ----------
AMOUNT OF CREDIT PER BORROWER                       REPORTED AMOUNTS
-----------------------------       ------------------------------------------------
NIS THOUSANDS                                         NIS MILLIONS
-----------------------------       ------------------------------------------------

Up to 10                                   114                1.0                  -
From 10          to 20                      87                1.2                  -
From 20          to 40                      43                1.2                  -
From 40          to 80                      63                3.4                0.2
From 80          to 150                     40                4.3                0.2
From 150         to 300                     61               12.4                1.4
From 300         to 600                     81               32.6                2.4
From 600         to 1,200                  102               87.1                5.3
From 1,200       to 2,000                   63               94.0                6.0
From 2,000       to 4,000                   63              161.9               13.6
From 4,000       to 8,000                   45              232.9               12.0
From 8,000       to 20,000                  25              283.1               43.4
From 20,000      to 40,000                   6              143.1               11.4
From 40,000      to 200,000                  5              275.1               99.3
Over 3,200,000                               1         (4)6,405.0                  -
                                    ----------         ----------         ----------

                                           799            7,738.3              195.2
                                    ==========         ==========         ==========

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

                                     F - 29

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 5 - CREDIT TO GOVERNMENTS

                                                          DECEMBER 31         DECEMBER 31
                                                              2006               2005
                                                           ----------         ----------
                                                           REPORTED           REPORTED
                                                            AMOUNTS            AMOUNTS
                                                           ----------         ----------
                                                          NIS MILLIONS       NIS MILLIONS
                                                           ----------         ----------

Deposits in foreign currency out of loans received                6.8               15.0
Amounts receivable in connection with exchange
 rate insurance of capital notes                                 24.9               26.9
Credit to foreign governments                                     2.0                6.9
Other credit                                                      7.8               10.2
                                                           ----------         ----------

Total credit to governments                                      41.5               59.0
                                                           ==========         ==========

NOTE 6 - FIXED ASSETS

     A.   This item includes equipment, computers, furniture and motor vehicles as follows:

                                     AT                 CHANGES DURING THE YEAR                 AT
                                  JANUARY 1          ------------------------------         DECEMBER 31
                                    2006              ADDITIONS          DISPOSALS             2006
                                 ----------          ----------          ----------         ----------
                                                           REPORTED AMOUNTS
                                 ---------------------------------------------------------------------
                                NIS MILLIONS        NIS MILLIONS        NIS MILLIONS       NIS MILLIONS
                                 ----------          ----------          ----------         ----------

Cost                                   57.3                 0.3                   -               57.6
Accumulated depreciation              (56.1)               (0.4)                  -              (56.5)
                                 ----------                                                 ----------

Net book value                          1.2                                                        1.1
                                 ==========                                                 ==========

     B.   The average rate of depreciation is 21% (2005 - 28%).

                                     F - 30

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 7 - OTHER ASSETS

                                                                       DECEMBER 31        DECEMBER 31
                                                                          2006               2005
                                                                       ----------         ----------
                                                                        REPORTED           REPORTED
                                                                         AMOUNTS            AMOUNTS
                                                                       ----------         ----------
                                                                      NIS MILLIONS       NIS MILLIONS
                                                                       ----------         ----------

Excess of income tax advances over current
 provisions                                                                   0.1                1.0
Prepaid expenses                                                              1.6                2.5
Payroll VAT receivable                                                        5.9                6.1
Debit balances in respect of derivative financial
  instruments                                                                 2.1                3.5
Sundry receivables and debit balances                                         2.4                2.5
                                                                       ----------         ----------

Total other assets                                                           12.1               15.6
                                                                       ==========         ==========

NOTE 8 - PERPETUAL DEPOSITS WITH THE ISRAELI TREASURY

                                                                       DECEMBER 31        DECEMBER 31
                                                                          2006               2005
                                                                       ----------         ----------
                                                                        REPORTED           REPORTED
                                                                         AMOUNTS            AMOUNTS
                                                                       ----------         ----------
                                                                      NIS MILLIONS       NIS MILLIONS
                                                                       ----------         ----------

Deposit in respect of the "C", "CC" and "CC1" non-redeemable
 participating preference shares linked to the U.S. dollar (B)              315.4              316.4

Deposit in respect of the "D" redeemable non-participating
 preference shares linked to the U.S. dollar (C)                            116.3              116.6

Deposit in respect of the "DD" redeemable non-participating
 preference shares linked to the U.S. dollar (C)                            394.1              395.2
                                                                       ----------         ----------

Total perpetual deposits with the Treasury                                  825.8              828.2
                                                                       ==========         ==========

                                     F - 31

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 8 - PERPETUAL DEPOSITS WITH THE ISRAELI TREASURY (CONT'D)

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

          These deposit agreements do not explicitly state what will happen to the interest on the perpetual deposits in the period during which the
          Bank is prevented from distributing the aforementioned dividends on the aforementioned preference shares, and whether the interest will accrue and be paid when the Bank pays the accrued preferred dividends in arrears or upon liquidation. The Bank's Board of Directors reached the conclusion that the interest, which is not claimed due to the non-payment of the dividend, would accrue to the Bank's credit and, accordingly, upon liquidation, it would become part of the liquidation assets. The amount of the accrued interest, which has not yet been drawn as above, totals NIS 167.0 million as at December 31, 2006, and is not recorded in the financial statements. This amount is equal to the amount of the accrued dividend in arrears, which is also not recorded in the financial statements. See Note 16E for further details regarding the discontinued distribution of dividend and the requests made to the Ministry of Finance and the Government Companies Authority
          with respect to the above matter as well as regarding the legal proceedings being held on this matter.

          Concurrent with the signing of the above-mentioned agreement, the
          Bank's Articles of Association were amended in May 1996. According to the amendment, one ordinary "B" share was converted into an ordinary
          "B1" share (presently held by the State of Israel). The holder of the ordinary "B1" share is entitled to receive, upon liquidation of the
          Bank, the difference, if any, arising from the change in the method of computing the linkage of the said deposits, as discussed above.
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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 8 - PERPETUAL DEPOSITS WITH THE ISRAEL TREASURY (CONT'D)

          The above-mentioned agreement resulted in an increase in the amounts of the deposits with the Treasury as well as in the Bank's shareholders' equity. Such increase, as at the date of the signing of the agreement, amounted to NIS 279.6 million. As at December 31, 2006, this difference amounted to NIS 335.2 million (December 31, 2005 - NIS
          293.7 million).

     B.   As noted, up to May 6, 1996, these deposits were linked to the dollar.
          The difference which arose up to May 6, 1996, between the adjustment of the deposit on the basis of the dollar linkage, in respect of the participating, preference "C", "CC" and "CC1" shares, which are also dollar-linked, and the adjustment thereof to the CPI, was credited in the statement of shareholders' equity to "accumulated difference on translation of dollar linked deposits." Further to the initial implementation of Accounting Standard No. 22, as at January 1, 2006,
          the Bank cancelled the balance of the accumulated difference from the dollar-linked deposit, due to the reclassification of the
          participating preference shares as a liability under the item of
          "Participating preference shares" and they are being measured as from that date at their dollar-linked value.

     C.   Up to May 6, 1996, these deposits were linked to the dollar. The difference which arose up to May 6, 1996, between the adjustment of the deposit on the basis of the dollar linkage in respect of the non-participating preference "D" and "DD" shares, which do not constitute shareholders' equity and which are also linked to the dollar, and the adjustment of the above-mentioned deposit to the CPI, was recorded in the statement of income, as was recorded the difference arising from the liabilities in respect of these shares. As a result of signing the above-mentioned agreement, differences arose from the date of signing between the adjustment of the deposits with the Treasury (linked to the higher of the CPI or the dollar), and the adjustment of the non-participating dollar-linked preference D and DD shares and the participating dollar-linked preference C, CC, and CC1 shares. Such differences are recorded in the statement of
          shareholders' equity under "accumulated difference on translation of
          CPI linked deposits." As at December 31, 2006, the balance of this item amounted to NIS 335.2 million (December 31, 2005 - NIS 293.7 million).

NOTE 9 - DEPOSITS OF THE PUBLIC

                                                     DECEMBER 31  DECEMBER 31
                                                        2006         2005
                                                     ----------   ----------
                                                     REPORTED      REPORTED
                                                      AMOUNTS       AMOUNTS
                                                     ----------   ----------
                                                    NIS MILLIONS  NIS MILLIONS
                                                     ----------   ----------

On-demand deposits                                         14.2         27.0
Fixed-term and other deposits                              44.3        124.2
Savings deposits                                            8.4         27.0
                                                     ----------   ----------

Total deposits from the public                             66.9        178.2
                                                     ==========   ==========

                                     F - 33

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 10 - DEPOSITS OF BANKS

                                                    DECEMBER 31   DECEMBER 31
                                                       2006          2005
                                                     ----------   ----------
                                                     REPORTED      REPORTED
                                                      AMOUNTS       AMOUNTS
                                                     ----------   ----------
                                                    NIS MILLIONS  NIS MILLIONS
                                                     ----------   ----------

Fixed-term deposits                                         6.8         15.1
Special line of credit from the Bank of Israel (1)        761.5      1,033.7
                                                     ----------   ----------

Total deposits of banks                                   768.3      1,048.8
                                                     ==========   ==========

     (1)  See Note 17 regarding a pledge provided as security for credit received from the Bank of Israel.

NOTE 11 - PERPETUAL DEPOSIT

     This deposit of the Israeli Treasury is unlinked and is convertible at any time, at the request of the Israeli Treasury, into ordinary "B" shares of the Bank, at their par value.

     The deposit is perpetual, but the Israeli Treasury has the right to demand its redemption in the event that the State's voting power in the Bank falls below 20%. The redemption would thereupon be effected in twenty-five equal annual installments, beginning ten years after the date of the demand for redemption. The Bank has agreed to issue capital notes to the State of
     Israel in consideration of the deposit, on identical terms and conditions.

NOTE 12 - CAPITAL NOTES

     This series of capital notes of a par value of $ 49,976,000 bears interest at the rate of 7.5% per annum and was due on December 31, 1998. The terms of the above capital notes provide that the redemption date of notes for which the holders did not give notice of their intention to redeem, will be deferred by an additional 18 months each time. Over the last eight years, notes of a par value of $ 44,291,755 were redeemed. Accordingly, the balance of notes still outstanding as at December 31, 2006 amounts to $
     5,684,245 which constitute NIS 24.9 million (December 31, 2005 - $
     5,834,245 which constitute NIS 26.9 million). The next redemption date for the capital notes is December 31, 2007. The Bank is entitled to redeem the unredeemed capital notes at a premium of 5%. See Note 5 regarding amounts receivable with respect to exchange rate insurance on the capital notes.

                                     F - 34

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 13 - OTHER LIABILITIES

                                                                             DECEMBER 31        DECEMBER 31
                                                                                2006               2005
                                                                             ----------         ----------
                                                                              REPORTED           REPORTED
                                                                               AMOUNTS            AMOUNTS
                                                                             ----------         ----------
                                                                            NIS MILLIONS       NIS MILLIONS
                                                                             ----------         ----------

Excess of provision for severance pay and pensions over
 amounts funded (see Note 18)                                                      26.2               27.1

Provision for vacation pay, long-service
 bonus and unutilized sick leave (see Note 18)                                      5.4                5.4

Prepaid income                                                                      1.5                1.9

Credit balances in respect of derivative financial instruments                        -                0.5

Allowance for doubtful debts in respect of an off-balance sheet item                1.9                1.0

Sundry creditors and credit balances                                               23.2               20.5
                                                                             ----------         ----------

Total other liabilities                                                            58.2               56.4
                                                                             ==========         ==========

NOTE 14 - NON-PARTICIPATING SHARES

     A.   COMPOSITION:

                                                                             DECEMBER 31        DECEMBER 31
                                                                                2006               2005
                                                                             ----------         ----------
                                                                              REPORTED           REPORTED
                                                                               AMOUNTS            AMOUNTS
                                                                             ----------         ----------
                                                                            NIS MILLIONS       NIS MILLIONS
                                                                             ----------         ----------

"B" ordinary shares                                                                   -                  -
"D" preference shares linked to the US dollar (1)                                  69.1               75.3
"DD" preference shares linked to the US dollar (1)                                234.1              255.0
                                                                             ----------         ----------

Total non-participating shares                                                    303.2              330.3
                                                                             ==========         ==========

     (1)  For information regarding a deposit with the Israeli Treasury in respect of non-participating preference shares, see Note 8.

                                     F - 35

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 14 - NON-PARTICIPATING SHARES (CONT'D)

     B.   ADDITIONAL DATA REGARDING THE NON-PARTICIPATING SHARES AND THE
          PRINCIPAL RIGHTS ATTACHED THERETO (THE AMOUNTS ARE IN NOMINAL VALUES)

                                                                            AUTHORIZED      ISSUED AND PAID
                                                                             ---------    ----------------------
                                                                               2006         2006         2005
         NUMBER                                                              ---------    ---------    ---------
         OF SHARES    CLASS OF SHARES                                          NIS          NIS           NIS
         ---------    ----------------------------------------               ---------    ---------    ---------

         135,399      "B" ordinary shares of NIS 0.1 each                     13,539.9     13,489.9     13,489.9

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
                                                                             =========    =========    =========

     C.   For rights in dividend distributions - see Note 16D.

     D.   For cessation of dividend distributions - see Note 16E.

     E.   For rights upon liquidation - see Note 16F.

     F.   None of the non-participating shares are traded on the Tel-Aviv Stock
          Exchange.

                                     F - 36

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 15 - PARTICIPATING PREFERENCE SHARES*

     A.   COMPOSITION:

                                                            DECEMBER 31
                                                               2006
                                                             -------
                                                             REPORTED
                                                             AMOUNTS
                                                             -------
                                                           NIS MILLIONS
                                                             -------

"C" preference shares linked to the US dollar (1)               71.8
"CC" preference shares linked to the US dollar (1)              42.3
"CC1" preference shares linked to the US dollar (1)             73.3
                                                             -------

Total participating shares                                     187.4
                                                             =======

     (1)  For information regarding a deposit with the Israeli Treasury in respect of participating preference shares, see Note 8.

     B.   ADDITIONAL DATA REGARDING THE PARTICIPATING PREFERENCE SHARES AND THE
          PRINCIPAL RIGHTS ATTACHED THERETO (THE AMOUNTS ARE IN NOMINAL VALUES)

                                                                          AUTHORIZED          ISSUED AND PAID
                                                                            ------         ---------------------
                                                                             2006           2006           2005
         NUMBER                                                             ------         ------         ------
         OF SHARES      CLASS OF SHARES                                       NIS           NIS             NIS
         ---------      ----------------------------------------            ------         ------         ------

         17,000,000     6% cumulative "C" participating
                        preference shares of NIS 0.00018 each,
                        linked to the US dollar at the rate of
                        $1 = NIS 0.00018                                     3,060          3,060          3,060

          1,000,000     6% cumulative "CC" participating
                        preference shares of NIS 0.003 each,
                        linked to the US dollar at the rate of
                        $1 = NIS 0.0003                                      3,000          3,000          3,000

          1,740,000     6% cumulative "CC1" participating
                        preference shares of NIS 0.003 each,
                        linked to the US dollar at the rate of
                        $1 = NIS 0.0003                                      5,220          5,204          5,204
                                                                            ------         ------         ------

                        Total shares                                        11,280         11,264         11,264
                                                                            ======         ======         ======

     The participating preference shares are traded on the Tel Aviv Stock
     Exchange.

     *    For information pertaining to the accounting classification of the participating preference shares following the initial implementation of Accounting Standard No. 22, see Note 1D.

                                     F - 37

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 15 - PARTICIPATING PREFERENCE SHARES (CONT'D.)

     C.   For rights in dividend distributions - see Note 16D.

     D.   For cessation of dividend distributions - see Note 16E.

     E.   For rights upon liquidation - see Note 16F.

NOTE 16 - SHAREHOLDERS' EQUITY

     A.   The following are details regarding the nominal value of the share capital and the principal rights attached thereto:

                                                                      AUTHORIZED           ISSUED AND PAID
                                                                       -------         ----------------------
                                                                         2006            2006           2005
         NUMBER                                                        -------         -------        -------
         OF SHARES      CLASS OF SHARES                                  NIS             NIS             NIS
         ---------      ----------------------------------------       -------         -------        -------

           16,000       "A" ordinary shares of NIS 0.1
                        each                                             1,600           1,510          1,510

                1       "B1" ordinary share of
                        NIS 0.1                                            0.1             0.1            0.1

        1,000,000       8% cumulative participating
                        preferred ordinary shares of
                        NIS 0.001 each                                   1,000           1,000          1,000

           50,100       Unclassified shares of NIS 0.1
                        each                                             5,010               -              -
                                                                       -------         -------        -------
                        Total shares                                   7,610.1         2,510.1        2,510.1
                                                                       =======         =======        =======

     The ordinary preference shares are traded on the Tel Aviv Stock Exchange.
     None of the other shares are traded.

     B.   VOTING RIGHTS

     Only "A" class ordinary shares and ordinary preferred shares grant their holders the right to receive notification regarding general shareholders'
     meetings of the Bank, and to participate and vote in the general meetings of the Bank. Every "A" class ordinary share has 1000 votes and every ordinary preferred share has one vote.

                                     F - 38

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

     C.   RIGHT TO APPOINT DIRECTORS

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

     D.   RIGHTS TO RECEIVE A PREFERENCE DIVIDEND

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

     E.   CESSATION OF DIVIDEND DISTRIBUTION

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

                                     F - 39

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

     E.   CESSATION OF DIVIDEND DISTRIBUTION

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

     The Bank ended the years 2001 through 2003 with a loss, the year 2004 with net earnings and the years 2005 - 2006 with a loss. Commencing with the financial statements for the first quarter of 2002, the Bank had no profits from which it could distribute a dividend under the Companies Law.

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

                                     F - 40

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

     E.   CESSATION OF DIVIDEND DISTRIBUTION (CONT'D)

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

     As at December 31, 2006, the accrued sum of the dividend, at the annual rate of 7.5%, in respect of the aforementioned preference shares (including a 1.5% participating dividend for C, CC and CC1 shares) that has not been paid since the Bank ceased paying the dividend amounts to NIS 167.0 million. This amount was not recorded in the financial statements and it is equal to the amount of the accrued interest on the perpetual deposits, which was also not recorded in the financial statements.

     The total amount of NIS 167.0 million is comprised as follows: NIS 102.3 million is in respect of non-participating shares (D and DD) and NIS 64.7 million is in respect of participating shares (C, CC and CC1). Of this amount, an amount of NIS 36.8 million is in respect of 2006 and is comprised as follows: NIS 22.7 million in respect of non-participating D and DD shares and NIS 14.1 million in respect of participating C, CC and
     CC1 shares.

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

                                     F - 41

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

     E.   CESSATION OF DIVIDEND DISTRIBUTION (CONT'D)

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

     For information pertaining to the originating motions on the aforementioned cessation of distribution of dividends, see Note 21D hereunder.

     F.   RIGHTS UPON LIQUIDATION

     Upon liquidation of the Bank, all available assets will be distributed to shareholders. Following are the first seven stages of distribution in accordance with the priorities appearing in the Bank's Articles of
     Association:

     o    First - to pay cumulative preferred dividends in arrears, including dollar linkage differentials, to all classes of preference shares (C,
          CC, CC1, D, DD) all being pari passu and pro-rata to the paid in capital of the aforementioned shares. As at December 31, 2006, the accrued amount of the preferred dividend in arrears is NIS 152.9 million (as at December 31, 2005 - NIS 129.6 million).

     o    Second - to pay cumulative preferred dividends in arrears to preferred ordinary shares. As at December 31, 2006 the dividends in arrears in respect of the preferred ordinary shares amount to NIS 360 (as at
          December 31, 2005 - NIS 280).

     o    Third - to refund paid in capital (plus dollar linkage differentials)
          of "C" class preference shares, to refund paid in capital (plus dollar linkage differentials) of "CC" class preference shares, to refund paid in capital (plus dollar linkage differentials) of "CC1" class preference shares, to refund paid in capital (plus dollar linkage differentials) of "D" class preference shares, to refund paid in capital (plus dollar linkage differentials) of "DD" class preference shares - all being pari-passu and pro-rata to the paid in capital of the aforementioned shares. As at December 31, 2006, the aforementioned amounts to NIS 490.6 million (as at December 31, 2005 - NIS 534.4 million).

     o    Fourth - to refund paid in capital of preferred ordinary shares. As at
          December 31, 2006, it amounts to NIS 1,000 (as at December 31, 2005 -
          NIS 1,000).

     o    Fifth - to refund paid in capital of class "A" ordinary shares, to refund paid in capital of class "B" ordinary shares, and to refund paid in capital of class "B1" ordinary shares - all being pari passu and pro-rata to the paid in capital of the aforementioned shares. As at December 31, 2006, the aforementioned amounts to NIS 14 thousand
          (as at December 31, 2005 - NIS 14 thousand).

                                     F - 42

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

     F.   RIGHTS UPON LIQUIDATION (CONT'D)

     o    Sixth - the remainder (if at all) of the differences to be paid to the
          Bank by the State of Israel upon liquidation as a result of the rate of increase in the CPI as compared with the increase in the representative exchange rate of the dollar, in respect of the deposits made by the Bank with the State, shall be paid to the holder or holders of the class "B1" ordinary share. As at December 31, 2006, the aforementioned difference amounts to NIS 335.2 million (as at December
          31, 2005 - NIS 293.7 million).

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

     A.   CAPITAL FOR PURPOSES OF CALCULATING CAPITAL RATIO

                                DECEMBER 31   DECEMBER 31
                                   2006         2005
                                 -------       -------
                                 REPORTED     REPORTED
                                 AMOUNTS       AMOUNTS
                                 -------       -------
                               NIS MILLIONS  NIS MILLIONS
                                 -------       -------

First tier capital                  11.4         (13.1)
Second tier capital (1)             11.4             -
                                 -------       -------

Total capital                       22.8         (13.1)
                                 =======       =======

     (1)  The general allowance for doubtful debts, in the amount of NIS 38.9 million was deducted from the credit since it is not a part of the second tier capital.

                                     F - 43

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 16A - CAPITAL ADEQUACY IN ACCORDANCE WITH DIRECTIVES OF THE SUPERVISOR OF
           BANKS (CONT'D)

     B.   WEIGHTED-BALANCES OF CREDIT RISK

                                                  DECEMBER 31, 2006                 DECEMBER 31, 2005
                                               ------------------------          ------------------------
                                                             WEIGHTED CREDIT                 WEIGHTED CREDIT
                                             BALANCES(2)     RISK BALANCES     BALANCES(2)     RISK BALANCES
                                               -------          -------          -------          -------
                                                                    REPORTED AMOUNTS
                                               ----------------------------------------------------------
                                            NIS MILLIONS     NIS MILLIONS     NIS MILLIONS     NIS MILLIONS
                                               -------          -------          -------          -------

ASSETS
Cash and deposits with banks                      66.4             11.7             72.9             12.0
Securities                                        50.4             50.4             63.2             63.2
Credit to the public (1)                       6,519.1            831.2          7,680.7          1,256.0
Credit to governments and
 perpetual deposits with the
 Israeli Treasury                                867.3                -            887.2                -
Buildings and equipment                            1.1              1.1              1.2              1.2
Other assets                                      12.1              2.4             15.6              3.6
                                               -------          -------          -------          -------

Total assets                                   7,516.4            896.8          8,720.8          1,336.0
                                               =======          =======          =======          =======

OFF-BALANCE SHEET FINANCIAL
 INSTRUMENTS
Transactions representing credit risk            224.0            182.8            241.6            188.2
Derivative financial instruments                  99.3              1.9            197.0              3.7
                                               -------          -------          -------          -------

Total off-balance sheet financial
 instruments                                     323.3            184.7            438.6            191.9
                                               -------          -------          -------          -------

Total credit risk assets                       7,839.7          1,081.5          9,159.4          1,527.9
Market risk                                          -            615.5                -            238.0
                                               -------          -------          -------          -------

Total risk assets                              7,839.7          1,697.0          9,159.4          1,765.9
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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 16A - CAPITAL ADEQUACY IN ACCORDANCE WITH DIRECTIVES OF THE SUPERVISOR OF
           BANKS (CONT'D)

     C.   RATIO OF CAPITAL TO TOTAL RISK ASSETS

                                                                         DECEMBER 31    DECEMBER 31
                                                                            2006           2005
                                                                           -------       -------
                                                                              %              %
                                                                           -------       -------

Ratio of first tier capital to total risk assets                              0.67         (0.74)
Ratio of second tier capital to total risk assets                             0.67             -
                                                                           -------       -------

Ratio of total first and second tier capital to total risk assets             1.34         (0.74)
                                                                           =======       =======

     The Bank's ratio of capital to risk assets is lower than the 9% prescribed by Proper Banking Procedures.

NOTE 17 - LIENS AND RESTRICTIVE CONDITIONS

     A.   In connection with receiving of the special line of credit from the
          Bank of Israel, the Bank signed on November 14, 2002 a debenture in favor of the Bank of Israel, that was amended on December 29, 2005, whereby the Bank registered a first degree floating pledge on all of its assets, excluding the following assets:

          -    Loans and credits under State guarantee at a total balance sheet value (according to financial statements as at December 31, 2006)
               of NIS 5.7 billion.

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

          The balance of the credit line (including accrued interest) as at
          December 31, 2006, amounted to NIS 761.5 million (December 31, 2005 -
          NIS 1,033.7 million).

                                     F - 45

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 17 - LIENS AND RESTRICTIVE CONDITIONS (CONT'D)

     B.   Deposits with banks in the amount of NIS 22.0 million have been pledged by the Bank in favor of those banks. The Bank of Israel gave its consent to the pledge, which serves as collateral for transactions in derivative financial instruments with those banks.

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

     2.   Commencing on July 15, 2002, Mr. U. Galili has served as the General
          Manager of the Bank. During 2005, the Bank extended the employment agreement of Mr. Galili until July 31, 2008 (the end of the Run-Off plan).

          Commencing on August 14, 2002, Dr. Ra'anan Cohen has served as the
          Chairman of the Board of Directors of the Bank. During 2005, the
          employment agreement of Dr. Ra'anan Cohen was extended until July 31,
          2008 (the end of the Run-Off plan).

          On September 1, 2002, Mr. A. Savir joined the Bank's Management. Mr.
          Savir serves as Deputy General Manager and as Credit Supervisor of the
          Bank. During 2005, the employment agreement of Mr. Savir was extended until July 31, 2008 (the end of the Run-Off plan).

          After the balance sheet date, on May 30, 2007 the Audit Committee and the Board of Directors of the Bank approved that the Chairman of the
          Board of the Bank, the General Manager of the Bank and the Deputy
          General Manager, shall be entitled at the conclusion of their service to additional severance payments (in addition to the funds allocated for their benefit to manager's insurance policies and/or pension funds) in the amount of one month's salary for each year of service and the relative share of a month's salary in respect of part of the year.

          This resolution is subject to the approval of the Supervisor of Wages and Labor Agreements in the Ministry of Finance, who announced that he has no objection to the wording of the resolution and that his approval of the resolution will be considered if, and only if there is an event of conclusion of employment at the end of the Bank's Run-off plan (which is supposed to end on July 31, 2008) or if the ownership of the Bank is transferred to an outside investor prior to the end of the Run-off plan. The approval of the additional severance payments to the Chairman of the Board also requires the approval of the Bank's
          General Meeting which has yet to be given.

          The periods of service of the Chairman of the Board of the Bank, the
          General Manager of the Bank and the Deputy General Manager, started at different dates during the second half of 2002, therefore, and assuming that their periods of service will conclude at the end of the
          Run-off plan, on July 31, 2008, then we are dealing with additional severance payments of six months' salary for each of the above. The cost of the additional severance payments for the three of them together for the above mentioned period amounts to NIS 0.9 million.

                                     F - 46

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 18 - EMPLOYEE RIGHTS (CONT'D)

     A.   SEVERANCE PAY

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

          >>   Management's right to dismiss employees in the framework of cutbacks in the Bank's activities, as well as the process of dismissal.

          >>   Cutbacks that will be made in the salary of the employees and in their related benefits.

          >>   Benefits and special payments that will be due to the employees who are dismissed, including additional severance pay in addition to those provided in the law, and with respect to employees having worked a certain number of years and with a certain number of years remaining until retirement, conversion of the right to enhanced severance pay, with the right to receive an early pension.

          On March 14, 2005 the parties signed a new collective agreement which extended the period of the aforementioned collective agreement (from
          December 26, 2002) until the earlier of the end of the Bank's Run-Off plan (including any change and extension made and approved by the
          Government) or December 31, 2007 (the "First Extension Agreement").

          The First Extension Agreement also provided and clarified the following points:

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

          B.   Some of the concessions the employees agreed to make in the original agreement that were limited in time, will continue to apply also in the period of the first extension agreement.

          On July 12, 2006, a new collective agreement was signed between the parties (the "second extension agreement") which extended for the second time the aforementioned collective agreement (dated December
          26, 2002), as amended by the first extension agreement, until July 31,
          2008 (the end of the Run-off Plan). The second extension agreement also stipulated that should the Run-off Plan be extended past July 31,
          2008, the aforementioned collective agreement would be extended until the termination of the Run-off Plan, but not beyond December 31, 2008.

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

                                     F - 47

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 18 - EMPLOYEE RIGHTS (CONT'D.)

     A.   SEVERANCE PAY (CONT'D.)

          As at December 31, 2006, the balance of the provision for severance pay expected to be paid to the employees amounted to NIS 20.8 million
          (excluding payroll VAT), compared with NIS 21.0 million in December
          2005.

     4.   In the past, the Bank signed personal employment contracts with three senior executives of the Bank. The Bank and these executives have the right to terminate the employee-employer relationship by providing an advance notice of three months.

          In accordance with these contracts, in the event of the resignation of the executives, the Bank has undertaken to pay them additional severance payments and an "adaptation bonus" in addition to the regular severance pay. In the event that their employment is terminated by the Bank, these executives were entitled pursuant to the said contracts to severance pay at higher rates or to early pensions.
          In August 2006, the employment contracts of these three employees were amended with regard to the severance terms in the event of the termination of their employment by the Bank. The amended terms, which in general are inferior to those included in the original employee contracts, were determined on the basis of the principles of the collective agreement dated December 26, 2002 and in accordance with the approval of the Supervisor of Wages in the Israeli Finance
          Ministry.

          The Bank has an appropriate provision included in the reserve for severance pay in respect of these liabilities, which as at December
          31, 2006 amounted to NIS 6.5 million.

     5.   In the framework of the Economic Policy Law for 2005 (Legislation
          Amendments) - 2004, which was approved by the Knesset on March 29,
          2005, the definition of "salary" for purposes of paying payroll VAT by financial institutions, including the Bank, was expanded so as to include also a retirement grant or a death grant and any other amount paid by an employer to an advanced study fund or provident fund that is not a central severance pay fund, even if according to Section 3 of the Income Tax Ordinance it is not considered earned income on the date it was paid to the advanced study fund or the provident fund. The amendment is in effect from January 1, 2005. In accordance with an examination of the Bank, the aforementioned law mainly affects the special collective agreement that was signed on December 26, 2002 with respect to the dismissal of employees. Following the said change in the definition of payroll VAT the Bank recorded a provision in 2005 in the amount of NIS 3.7 million in respect of payroll VAT on expenses relating to early retirement.

     6.   Following is the data relating to provisions and funding for severance pay included in the balance sheet:

                                                           DECEMBER 31  DECEMBER 31
                                                              2006         2005
                                                            -------       -------
                                                            REPORTED     REPORTED
                                                            AMOUNTS       AMOUNTS
                                                            -------       -------
                                                          NIS MILLIONS  NIS MILLIONS
                                                            -------       -------

Provision for severance pay                                    48.0       (*)48.6
Amounts funded with pension and provident funds
 (including earnings thereon)                                  21.8       (*)21.5
                                                            -------       -------
Unfunded provision included in "Other liabilities"             26.2          27.1
                                                            =======       =======

          The Bank may not withdraw amounts funded other than for the purpose of discharging severance pay liabilities.

          (*)  Reclassified

                                     F - 48

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 18 - EMPLOYEE RIGHTS (CONT'D.)

     B.   UNUTILIZED SICK LEAVE

     Employees who are subject to collective employment agreements with the Bank and who retire or are terminated are entitled, under certain conditions, to compensation in respect of unutilized sick leave. In the opinion of
     Management of the Bank an adequate provision has been included in the financial statements in this respect. The balance of the provision as at balance sheet date totals NIS 3.1 million (December 31, 2005 - NIS 3.1 million) and is included in the "Other liabilities" item.

     C.   LONG SERVICE BONUS

     In accordance with the current collective employment agreement at the Bank, employees who are subject to this agreement are entitled to a special long service bonus upon completing periods of twenty-five years and thirty years of service with the Bank. A full provision has been made in the financial statements for this liability, based on the probability of the employee still being employed by the Bank on the effective dates. The balance of the provision as at balance sheet date is NIS 0.1 million (December 31, 2005 -
     NIS 0.1 million). This balance is included in "Other liabilities" item.

     D.   UNUTILIZED VACATION

     The balance of the provision for unutilized vacation is NIS 2.2 million as at balance sheet date (December 31, 2005 - NIS 2.2 million). The balance is included in "Other liabilities" item.

                                     F - 49

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 19 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS

REPORTED AMOUNTS

                                                                        DECEMBER 31, 2006
                                   ----------------------------------------------------------------------------------------
                                                                    FOREIGN CURRENCY OR LINKED
                                       ISRAELI CURRENCY                       THERETO
                                   -----------------------           -------------------------
                                                  LINKED TO            US               OTHER       NON-MONETARY
                                  UNLINKED         THE CPI           DOLLAR           CURRENCIES       ITEMS         TOTAL
                                   -------         -------           -------           -------        -------       -------
                                 NIS MILLIONS   NIS MILLIONS      NIS MILLIONS      NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                   -------         -------           -------           -------        -------       -------

ASSETS
Cash and deposits
 with banks                           33.1            10.2              22.9               0.2              -          66.4
Securities                               -             0.7                 -                 -           49.7          50.4
Credit to the public                 213.9           464.8           5,819.5              20.9              -       6,519.1
Credit to governments                    -             7.8              26.9               6.8              -          41.5
Fixed assets                             -               -                 -                 -            1.1           1.1
Other assets                          10.5               -                 -                 -            1.6          12.1
Perpetual deposits with
 the Israeli Treasury                    -           825.8                 -                 -              -         825.8
                                   -------         -------           -------           -------        -------       -------

Total assets                         257.5         1,309.3           5,869.3              27.9           52.4       7,516.4
                                   -------         -------           -------           -------        -------       -------

LIABILITIES
Deposits of the public                30.6            32.7               3.5               0.1              -          66.9
Deposits of banks                    761.5               -                 -               6.8              -         768.3
Deposits of
 the Government                          -           306.1           5,781.3                 -              -       6,087.4
Perpetual deposit                      0.1               -                 -                 -              -           0.1
Capital notes                            -               -              24.9                 -              -          24.9
Other liabilities                     17.5            37.6               1.6                 -            1.5          58.2
Non-participating shares                 -               -             303.2                 -              -         303.2
Participating shares                     -               -             187.4                 -              -         187.4
                                   -------         -------           -------           -------        -------       -------

Total liabilities                    809.7           376.4           6,301.9               6.9            1.5       7,496.4
                                   -------         -------           -------           -------        -------       -------

Difference                          (552.2)          932.9            (432.6)             21.0           50.9          20.0

Forward transactions, net             96.2           (44.0)            (29.5)            (22.7)             -             -
                                   -------         -------           -------           -------        -------       -------

Total                               (456.0)          888.9            (462.1)             (1.7)          50.9          20.0
                                   =======         =======           =======           =======        =======       =======

                                     F - 50

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 19 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS (CONT'D)

REPORTED AMOUNTS

                                                                             DECEMBER 31, 2005
                                      ------------------------------------------------------------------------------------------
                                                                          FOREIGN CURRENCY OR LINKED
                                           ISRAELI CURRENCY                        THERETO
                                      -------------------------           -------------------------
                                                       LINKED TO            US               OTHER       NON-MONETARY
                                     UNLINKED           THE CPI           DOLLAR           CURRENCIES       ITEMS         TOTAL
                                      -------           -------           -------           -------        -------       -------
                                   NIS MILLIONS      NIS MILLIONS      NIS MILLIONS      NIS MILLIONS   NIS MILLIONS  NIS MILLIONS
                                      -------           -------           -------           -------        -------       -------

ASSETS
Cash and deposits
 with banks                              37.5              16.7              17.9               0.8              -          72.9
Securities                                  -               2.6                 -                 -           60.6          63.2
Credit to the public                    400.2             616.3           6,597.1              67.1              -       7,680.7
Credit to governments                       -              10.2              33.7              15.1              -          59.0
Fixed assets                                -                 -                 -                 -            1.2           1.2
Other assets                             13.1                 -                 -                 -            2.5          15.6
Perpetual deposits with
 the Israeli Treasury                       -             828.2                 -                 -              -         828.2
                                      -------           -------           -------           -------        -------       -------

Total assets                            450.8           1,474.0           6,648.7              83.0           64.3       8,720.8
                                      -------           -------           -------           -------        -------       -------

LIABILITIES
Deposits of the public                   87.8              78.6              11.5               0.3              -         178.2
Deposits of banks                     1,033.7                 -                 -              15.1              -       1,048.8
Deposits of
 the Government                             -             356.4           6,526.6                 -              -       6,883.0
Perpetual deposit                         0.1                 -                 -                 -              -           0.1
Capital notes                               -                 -              26.9                 -              -          26.9
Other liabilities                        15.1              37.7               1.8                 -            1.8          56.4
Non-participating shares                    -                 -             330.3                 -              -         330.3
                                      -------           -------           -------           -------        -------       -------

Total liabilities                     1,136.7             472.7           6,897.1              15.4            1.8       8,523.7
                                      -------           -------           -------           -------        -------       -------

Difference                             (685.9)          1,001.3            (248.4)             67.6           62.5         527.4

Forward transactions, net               177.9             (44.9)            (59.7)            (73.3)             -             -
Out-of-the-money options,
 net (in terms of underlying
 asset)                                   2.9                 -              (2.9)                -              -             -
                                      -------           -------           -------           -------        -------       -------

Total                                  (505.1)            956.4            (311.0)             (5.7)          62.5         197.1
                                      =======           =======           =======           =======        =======       =======
Out-of-the-money options,
 net (discounted par value)              14.5                 -             (14.5)                -              -             -
                                      =======           =======           =======           =======        =======       =======

                                     F - 51

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 20 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS AND
          MATURITY DATE (1)

REPORTED AMOUNTS
                                                                                                                      DECEMBER 31, 2006
                                          -------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                         ON DEMAND     FROM ONE    FROM THREE     FROM ONE       FROM TWO    FROM THREE    FROM FOUR   FROM FIVE    FROM TEN        OVER         TOTAL       WITHOUT         TOTAL
                                         AND UP TO     TO THREE     MONTHS TO      TO TWO        TO THREE      TO FOUR      TO FIVE     TO TEN      TO TWENTY      TWENTY        CASH        MATURITY    BALANCE SHEET
                                         ONE MONTH      MONTHS      ONE YEAR        YEARS         YEARS        YEARS        YEARS        YEARS        YEARS         YEARS        FLOWS        DATE(2)       AMOUNT (3)
                                          -------      -------       -------       -------       -------      -------      -------      -------      -------       -------      -------      ---------      -------
                                       NIS MILLIONS NIS MILLIONS  NIS MILLIONS  NIS MILLIONS NIS MILLIONS  NIS MILLIONS NIS MILLIONS NIS MILLIONS  NIS MILLIONS NIS MILLIONS NIS MILLIONS  NIS MILLIONS   NIS MILLIONS
                                          -------      -------       -------       -------       -------      -------      -------      -------      -------       -------      -------      ---------      -------

UNLINKED ISRAELI CURRENCY
Assets                                       37.1          3.6          36.6          34.3          30.3          4.0          2.1          3.3            -             -        151.3          128.0        257.5
Liabilities                                  25.2         21.1         128.5         114.0             -            -            -            -            -             -        288.8      (4) 569.5        809.7
                                          -------      -------       -------       -------       -------      -------      -------      -------      -------       -------     --------      ---------      -------
Difference                                   11.9        (17.5)        (91.9)        (79.7)         30.3          4.0          2.1          3.3            -             -       (137.5)        (441.5)      (552.2)
Derivative instruments
 excluding options                           52.2         19.9          24.1             -             -            -            -            -            -             -         96.2              -         96.2
ISRAELI CURRENCY LINKED TO THE CPI
Assets                                       10.2         21.4          74.7          82.5          73.9         67.5         58.7        163.4         87.9           0.8        641.0          825.8      1,309.3
Liabilities                                  20.5         11.9          47.5          51.9          49.3         48.2         47.0         89.7          3.2             -        369.2           37.6        376.4
                                          -------      -------       -------       -------       -------      -------      -------      -------      -------       -------     --------      ---------      -------
Difference                                  (10.3)         9.5          27.2          30.6          24.6         19.3         11.7         73.7         84.7           0.8        271.8          788.2        932.9
Derivative instruments
 excluding options                              -        (19.9)        (24.1)            -             -            -            -            -            -             -        (44.0)             -        (44.0)
FOREIGN CURRENCY AND
 LINKED THERETO
Assets                                       26.2        160.4         496.8         617.5         611.7        606.4        600.6      2,949.2      3,672.5             -      9,741.3           36.8      5,897.2
Liabilities                                   2.8        158.1         488.8         608.3         604.1        599.9        595.6      2,940.5      3,673.6             -      9,671.7          492.2      6,308.8
                                          -------      -------       -------       -------       -------      -------      -------      -------      -------       -------     --------      ---------      -------
Difference                                   23.4          2.3           8.0           9.2           7.6          6.5          5.0          8.7         (1.1)            -         69.6         (455.4)      (411.6)
Derivative instruments
 excluding options                          (52.2)           -             -             -             -            -            -            -            -             -        (52.2)             -        (52.2)
NON-MONETARY ITEMS
Assets                                          -            -             -             -             -            -            -            -            -             -            -           52.4         52.4
Liabilities                                     -            -             -             -             -            -            -            -            -             -            -            1.5          1.5
                                          -------      -------       -------       -------       -------      -------      -------      -------      -------       -------     --------      ---------      -------
Difference                                      -            -             -             -             -            -            -            -            -             -            -           50.9         50.9

TOTAL AS AT DECEMBER 31, 2006
ASSETS                                       73.5        185.4         608.1         734.3         715.9        677.9        661.4      3,115.9      3,760.4           0.8     10,533.6        1,043.0      7,516.4
LIABILITIES                                  48.5        191.1         664.8         774.2         653.4        648.1        642.6      3,030.2      3,676.8             -     10,329.7        1,100.8      7,496.4
                                          -------      -------       -------       -------       -------      -------      -------      -------      -------       -------     --------      ---------      -------
DIFFERENCE                                   25.0         (5.7)        (56.7)        (39.9)         62.5         29.8         18.8         85.7         83.6           0.8        203.9          (57.8)        20.0
                                          =======      =======       =======       =======       =======      =======      =======      =======      =======       =======     ========      =========      =======

(1)  In this Note the future cash flows in respect of assets and liabilities are presented according to linkage basis, in accordance with the remaining period to the contractual maturity date of each cash flow.

(2)  Including assets past due in the amount of NIS 154.3 million. The data is net of specific allowances for doubtful debts.

(3)  As included in Note 19 "Assets and liabilities classified according to linkage basis", including off-balance sheet amounts for derivatives.

(4)  The balance includes the balance of the credit line that was provided by the Bank of Israel until July 31, 2008 (the end of the Run-Off plan).

                                     F - 52

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 20 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS AND
          MATURITY DATE (1) (CONT'D)

REPORTED AMOUNTS

                                                                                                                           DECEMBER 31, 2005
                                              -------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
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
                                              -------       -------       -------       -------         -------       -------      -------      -------        -------        -------      -------          -------         -------

UNLINKED ISRAELI CURRENCY
Assets                                           61.3          18.2          46.5          24.6            32.2          10.8          7.1          5.8              -              -        206.5            285.9           450.8
Liabilities                                      70.0          37.3         135.2         311.9           114.0             -            -            -              -              -        668.4         (4)562.5         1,136.7
                                              -------       -------       -------       -------         -------       -------      -------      -------        -------        -------     --------         --------         -------
Difference                                       (8.7)        (19.1)        (88.7)       (287.3)          (81.8)         10.8          7.1          5.8              -              -       (461.9)          (276.6)         (685.9)
Derivative instruments
 excluding options                              151.5          10.2          19.6             -               -             -            -            -              -              -        181.3                -           181.3
Options (in terms of underlying asset)            2.9             -             -             -               -             -            -            -              -              -          2.9                -             2.9
ISRAELI CURRENCY LINKED TO THE CPI
Assets                                           22.9          21.1         104.5         122.2            96.7          86.2         77.1        220.7           83.7              -        835.1            828.2         1,474.0
Liabilities                                      15.4          21.6          94.7          54.7            52.2          49.5         48.4        136.0            3.6              -        476.1             36.7           472.7
                                              -------       -------       -------       -------         -------       -------      -------      -------        -------        -------     --------         --------         -------
Difference                                        7.5          (0.5)          9.8          67.5            44.5          36.7         28.7         84.7           80.1              -        359.0            791.5         1,001.3
Derivative instruments
 excluding options                              (15.4)        (10.3)        (19.7)            -               -             -            -            -              -              -        (45.4)               -           (45.4)
FOREIGN CURRENCY AND
 LINKED THERETO
Assets                                           25.4         184.4         609.9         691.2           673.3         666.7        659.1      3,225.7        4,649.5              -     11,385.2             23.7         6,731.7
Liabilities                                      10.2         174.5         534.7         674.9           662.7         658.1        653.5      3,208.3        4,646.4              -     11,223.3            332.1         6,912.5
                                              -------       -------       -------       -------         -------       -------      -------      -------        -------        -------     --------         --------         -------
Difference                                       15.2           9.9          75.2          16.3            10.6           8.6          5.6         17.4            3.1              -        161.9           (308.4)         (180.8)
Derivative instruments
 excluding options                             (133.0)            -             -             -               -             -            -            -              -              -       (133.0)               -          (133.0)
Options                                          (2.9)            -             -             -               -             -            -            -              -              -         (2.9)               -            (2.9)
NON-MONETARY ITEMS
Assets                                            0.4           0.8           1.3             -               -             -            -            -              -              -          2.5             62.2            64.3
Liabilities                                       0.3           0.5           0.8           0.2               -             -            -            -              -              -          1.8                -             1.8
                                              -------       -------       -------       -------         -------       -------      -------      -------        -------        -------     --------         --------         -------
Difference                                        0.1           0.3           0.5          (0.2)              -             -            -            -              -              -          0.7             62.2            62.5

TOTAL AS AT DECEMBER 31, 2005
ASSETS                                          110.0         224.5         762.2         838.0           802.2         763.7        743.3      3,452.2        4,733.2              -     12,429.3          1,200.0         8,720.8
LIABILITIES                                      95.9         233.9         765.4       1,041.7           828.9         707.6        701.9      3,344.3        4,650.0              -     12,369.6            931.3         8,523.7
                                              -------       -------       -------       -------         -------       -------      -------      -------        -------        -------     --------         --------         -------
DIFFERENCE                                       14.1          (9.4)         (3.2)       (203.7)          (26.7)         56.1         41.4        107.9           83.2              -         59.7            268.7           197.1
                                              =======       =======       =======       =======         =======       =======      =======      =======        =======        =======     ========         ========         =======
DERIVATIVE INSTRUMENTS
 EXCLUDING OPTIONS                                3.1          (0.1)         (0.1)            -               -             -            -            -              -              -          2.9                -               -
OPTIONS (IN TERMS OF UNDERLYING ASSET)              -             -             -             -               -             -            -            -              -              -            -                -               -

(1)  In this Note the future cash flows in respect of assets and liabilities are presented according to linkage basis, in accordance with the remaining period to the contractual maturity date of each cash flow.

(2)  Including assets past due in the amount of NIS 293.4 million. The data is net of specific allowances for doubtful debts.

(3)  As included in Note 19 "Assets and liabilities classified according to linkage basis", including off-balance sheet amounts for derivatives.

(4)  The balance includes the balance of the credit line that was provided by the Bank of Israel until July 31, 2008 (the end of the Run-Off plan).

                                     F - 53

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS

     A.   OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

                                            DECEMBER 31      DECEMBER 31
                                               2006            2005
                                            ------------   ------------
                                              REPORTED      REPORTED
                                              AMOUNTS        AMOUNTS
                                            ------------   ------------
                                            NIS MILLIONS   NIS MILLIONS
                                            ------------   ------------

Transactions the balance of which
 represents a credit risk -

Guarantees securing credit                      170.9        171.6
Guarantees to home purchasers                    46.2         49.8
Other guarantees and liabilities                  6.3         17.4
Unutilized revolving credit facilities            0.6          1.7

     B.   OTHER CONTINGENT LIABILITIES AND COMMITMENTS

     1.   See Note 18A with respect to the contingent liabilities regarding personal employment agreements with senior executives.

     2.   Long-term rental agreement -

          During 2003, the Bank signed a rental agreement in respect of its office premises for the period ending in August 2009. The annual rental payment, which is linked to the CPI, amounts to NIS 1.0 million.

     3.   As at January 1, 2004 the Bank has outsourced its computer services, according to which it signed an agreement to receive computer services for a period of five years. As part of the agreement, the company with which the Bank signed the agreement undertook to provide the Bank with ongoing management and operational services of its information systems, operation and maintenance of hardware, computers, peripheral equipment, communications and infrastructure software, operation and maintenance of applications, making changes and adjustments to the information systems, data security, etc. In 2007 and 2008, the cost of the service will amount to NIS 2.3 million per annum. This agreement will expire on December 31, 2008 and the parties have no commitment to extend it further.

     4.   During 2006, the Bank signed an agreement to receive storage and archive services for a period of four years, ending at the end of
          April 2010. The annual cost is estimated at NIS 77 thousand.

     5.   The Bank entered into agreements whereby it will participate in private investment funds. The total amount approved for investment by the Bank amounts to U.S.$ 20 million. The said investment funds invest in Israeli companies or companies related to Israel and in hi-tech companies. The investment in them is presented under the "Securities"
          item. The major part of the investments made by these funds is in the credit component. The balance of these liabilities as at balance sheet date amounts to U.S.$ 1.5 million.

                                     F - 54

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     C.   INDEMNIFICATION AND EXEMPTION WRITS FOR SENIOR OFFICERS

     1)   The Bank issued to its officers and directors a writ of
          indemnification that was approved by the shareholders' general meeting of the Bank on August 8, 2002. According to the writ of
          indemnification that was issued, the Bank undertook to indemnify its officers and directors in respect of any monetary liability imposed on them in favor of another person in accordance with a court ruling
          (including a ruling made as part of a compromise and an arbitration decision that received court approval) and in respect of reasonable legal expenses (including attorney fees), that are imposed on them following actions (defined as including acts of omission or commission) that were taken and/or will be taken by them due to their being officers or directors of the Bank or as part of a position or duty that they fulfilled and/or will fulfill at the request of the
          Bank or on its behalf in a company or other corporate entity or any business venture in which the Bank has invested or will invest, providing that these actions are connected with one or more of the types of events detailed in the writ of indemnification including, inter alia, the following events:

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

          o    The privatization of the Bank and any course of action performed to further the privatization or in connection therewith

          o    Any refraining from executing one or more of the aforementioned acts.

          The amount of the total cumulative indemnification that is payable according to the aforementioned writ of indemnification shall not exceed 25% of the Bank's shareholders' equity according to its financial statements for March 31, 2002, which was NIS 640.3 million, meaning no more than NIS 160.1 million, linked to the CPI published in respect of March 2002. The indemnification is subject to the provisions of the Companies Law and to various conditions as specified in the writ of indemnification. It is noted that Amendment 3 to the
          Companies Law - 1999 (dated March 7, 2005) provides, inter alia, that an indemnification commitment (such as the aforementioned writ of indemnification) has to be limited to events the board of directors believes may actually occur at the time of providing the
          indemnification commitment and to an amount or criterion the board of directors deems as reasonable under the circumstances of the matter.
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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
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

     2)   On November 1, 2004 the Bank issued a writ of indemnification to an employee of the Bank in connection with a claim that was filed in
          March 2004 against her, the Bank and additional senior officers of the
          Bank, which for purposes of court fees was set at NIS 1 million.
          Details of this claim are presented in section D hereunder. As set forth there, the action was struck out by consent of the parties.

     3)   On July 17, 2005 the Bank issued a writ of indemnification to a former employee of the Bank regarding a possible claim that may be filed against him by a customer of the Bank and/or representatives of the customer. The Bank has taken legal measures against this customer in respect of a liability in the amount of U.S. $ 250,000. The pleadings filed by the aforementioned customer also include various allegations against the aforementioned employee.

     4)   On December 20, 2005 the Bank issued a writ of indemnification to a receiver that was appointed at the request of the Bank to a construction project that was financed by the Bank, with respect to a claim in the amount of NIS 1,356,459 that was filed against him (as the receiver) and against the Bank, details of which are provided in section D hereunder. As noted there, the suit against the receiver was summarily dismissed.

     5)   On February 11, 2005 the Bank issued a writ of indemnification in favor of an attorney of the Bank who was appointed as the execution office receiver for the purpose of realizing a mortgage of the Bank.
          The writ of indemnification was issued in respect of proceedings the
          Bank and aforementioned attorney took in order to annul the sale agreement that was prepared by the said attorney in the framework of realizing the mortgage in favor of the Bank.

     D.   LEGAL ACTIONS

     Legal actions, including a motion to approve a claim as a class action, were filed against the Bank in the ordinary course of business. Management of the Bank, on the basis of legal opinions regarding the prospects of the claims, believes that when necessary, adequate provisions were included in the financial statements to cover possible losses in respect of those claims.

     Following are details of legal actions against the Bank in material amounts:

     1)   In March 2003, Lehava Underwriters Ltd. (by virtue of its being a shareholder of the Bank) filed a derivative claim in the amount of NIS
          409.5 million against eleven senior officers of the Bank (current and past) and against the Bank itself. The plaintiff claims that the named senior officers breached their "duty of care" towards the Bank and were negligent in fulfilling their duty and, as a result, should be required to pay the Bank the amount of the claim, as compensation for the damages they inflicted on the Bank.

                                     F - 56

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

          According to the claim, the negligence of the senior officers is
          According to the claim, the negligence of the senior officers is reflected in, among other things, the credit that they granted without suitable collateral, problems with the credit-granting policy and the quality and approval procedures thereof, credit risk management and the ongoing handling of the credit. The amount of the suit, in respect of damages incurred as a result of the alleged negligence, reflects the amount of the allowances for doubtful debts recorded by the Bank in 2002. The Bank notified the insurers with which it had, at the time the suit was filed, a directors and senior officers liability insurance policy, of the filing of the suit. The insurers have notified the Bank that they have certain reservations regarding the insurance coverage of the claim and that they reserve their rights on this matter. The Bank rejects these reservations in their entirety and intends to act in order to fully exercise its rights against the insurers. The defendants filed a motion to have the suit summarily dismissed on the grounds that the plaintiff should have filed a motion for approval of the claim as a derivative claim. The Court accepted the position of the defendants and it ordered the plaintiff to file a motion for the approval of the claim as a derivative claim. Such a motion was submitted on December 7, 2003. The Bank delegated an attorney to represent it in the claim and the motion for approval. The hearing on the motion was held on May 26, 2005. On June 18, 2006, the
          Court decided to reject the motion to approve the suit as a derivative suit and awarded the defendants court costs and attorney fees. On
          September 18, 2006, the plaintiff appealed the decision to reject the motion to approve the suit as a derivative suit to the Supreme Court.
          The court set dates for the filing of written summaries by the parties to the suit and set the date for completion of oral arguments on
          November 26, 2007. This date was later postponed until February 14,
          2008. In the opinion of the Bank's legal counsels, since the claim is a derivative action in which the Bank is only a formal respondent, the
          Bank's exposure in respect thereto is only for expenses (including court fees, expenses of the plaintiff, fee to the attorney of the plaintiff and special compensation to the plaintiff).

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
          The estimated damages being claimed in the action is NIS 20 million and, alternatively, NIS 14 million. The Bank notified the insurers with which it had, at the time the suit was filed, a bankers policy and a directors and senior officers liability insurance policy of the filing of the suit. The insurers carrying the bankers policy notified the Bank that the bankers policy does not cover the claim. The Bank was also notified by the insurers carrying the directors and senior officers liability insurance policy that they have certain reservations regarding the validity of the claim's insurance coverage and that they reserve their rights on this matter.

                                     F - 57

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
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
          The Court has not yet handed down a ruling on the motion to have the suit approved as a class action. On May 17, 2005 the Court accepted the motion of the plaintiff and ordered the disclosure of a number of documents by the Bank. The Bank filed an appeal on the ruling regarding the disclosure of documents and the appeal was dismissed on
          March 9, 2006. On April 3, 2006, the Bank petitioned the Supreme Court for permission to appeal the decision dismissing its appeal on the disclosure of documents. On January 22, 2007, the Supreme Court decided, with the consent of the parties, that part of the documents in respect of which the Bank filed its appeal would not be disclosed, whereas the others would be disclosed. The Bank transferred to the plaintiff those documents which, at its understanding, it had to disclose. On February 27, 2007, the plaintiff petitioned the District
          Court demanding that the Bank disclose documents which the plaintiff claimed the Bank had to disclose. The Bank has not yet responded to the petition. A preliminary hearing on the motion to approve the suit as a class action was held on June 13, 2007. At the hearing, the Bank and the plaintiff informed the Court that advanced negotiations were taking place between the parties to settle the matter, which will make superfluous further hearings in the case. On July 11, 2007, a settlement agreement was signed between the parties, which is subject to the approval of the Bank's shareholders at a General Meeting
          (scheduled to be held on August 20, 2007) and the approval of the
          Court. According to the settlement agreement, the Bank will pay to the plaintiff class the sum of NIS 4.7 million. In addition, the Bank will pay a special remuneration to the plaintiff, plaintiff's attorneys'
          fees and various other expenses, all of which will amount to approximately NIS 1.5 million. At the same time, a settlement agreement was signed between the Bank and the insurers of the Bank's
          Directors and Officers according to which the insurers will reimburse the Bank for half of the cost of the above setlement agreement with the plaintiff (up to a total amount of NIS 6.25 million) and an additional amount of NIS 1 million for legal expenses incurred by the
          Bank.

                                     F - 58

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
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
          The petitioners contend, inter alia, that according to the Bank's articles of association, the Bank is required to pay to the holders of its preferred shares an annual dividend at the rate of 7.5%, that this dividend is not actually a dividend but rather a payment made in full by the State of Israel in respect of the perpetual deposits the
          Bank keeps with it, and therefore its distribution is not subject to the distribution conditions provided in the law, and that even if the distribution conditions should be applied, the Bank should still be ordered to distribute the requested dividend, due to the Bank's meeting the repayment ability test as the dividend is being fully financed by the State of Israel and not being deducted from the capital of the Bank. The Bank transferred the handling of the originating motion to attorneys acting on its behalf. Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividends, the interest on the perpetual deposits of the Bank with the Ministry of Finance is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March 9, 2005 against the Minister of Finance and the
          aforementioned financial entities, in which it requested (among other things) a declaratory ruling by which the interest on the perpetual deposits is indeed accrued in favor of the Bank. Following the request of the Bank and the aforementioned financial entities the Court ordered that the hearing on the two originating motions be consolidated. A preliminary hearing on the originating motions took place on January 12, 2006. In the reply of the Minister of Finance to the originating motions prior to the aforementioned preliminary hearing, the Minister of Finance announced that his position is that the interest on the perpetual deposits does not accrue in favor of the
          Bank when it does not distribute a dividend, and that even so, in light of the Bank's circumstances, there is no justification for the distribution of a dividend by the Bank.

                                     F - 59

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

          On March 23, 2006, the Court decided that in the first stage, the question of the accrual of interest on the perpetual deposits of the
          Bank with the Treasury will be discussed and resolved, since a resolution of this question will advance the hearing and the resolution of the rest of the questions that must be answered. In connection with this, the parties filed written arguments and were to have made oral arguments as well. On November 15, 2006, the Court permitted the completion of the written arguments that had already been filed and decided that there was no need for oral arguments. The completion of the arguments ended in January 2007, but as yet no decision has been given. In the opinion of the Bank's legal advisors, the Bank will probably not be exposed to any monetary exposure as a result of the originating motion that was filed against it, since the
          Bank's legal advisors believe that if the Court orders the payment of the dividend to the petitioning financial institutions, the State will have to pay the Bank the amount of the dividend out of the interest on the Bank's perpetual deposits with the Treasury.

     4)   In May 2006, a suit was filed in the Rehovot Magistrates Court, in an amount of NIS 2.5 million against the Bank, a receiver that was appointed at the request of the Bank in respect of a carpentry workshop and the purchaser of the workshop from the receiver.
          According to the statement of claim, the Bank agreed to allow the plaintiffs who were the owners of the workshop to find a purchaser for the workshop by themselves, but when the potential purchaser that the owners found heard that the workshop was in receivership, he entered into an agreement with the Bank and the receiver for the purchase of the workshop at an amount that was lower than the amount that he undertook to pay the plaintiffs. The plaintiffs also claim that the
          Bank and the receiver did not insure the premises and equipment of the workshop and, therefore, they are liable for the damages that occurred to the premises and the equipment as a result of a fire that broke out at the workshop. The handling of the suit was transferred to an attorney on behalf of the Bank.

     5)   In October 2005, a company, that performs engineering and plumbing work, filed a claim with the Tel Aviv-Jaffa District Court in the amount of NIS 1.4 million against the Bank, a receiver that was appointed at the request of the Bank to a residential and commercial project that encountered difficulties, and against the owner of the land that at the time had entered into a joint venture with the promoter that had constructed the project with the financing of the
          Bank. The plaintiff company allegedly performed work on the project at the request of the promoter, which had failed and did not repay its debt to the plaintiff company. The claim states that the amount requested reflects the amount the promoter still owes the plaintiff company in respect of the work it executed on the project with the addition of interest and/or linkage differences. The plaintiff company contends that due to principles of "construction loan" financing and the Bank having granted to the promoter bank financing for construction of the project, the Bank should be considered responsible for repayment of the debt. Furthermore, it contends that at the time it had entered into the agreement with the promoter, the Bank should have brought to its attention the information the plaintiff contends was in the possession of the Bank, regarding the difficult condition of the promoter and the project. The handling of the claim was transferred to the care of an attorney acting on behalf of the Bank.
          On March 14, 2006, the suit against the receiver was summarily dismissed, but the suit against the Bank and the owner of the property
          (who has since passed away) remained in place.

                                     F - 60

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

     6)   In June 2004, two former employees of the Bank, who had filled senior positions in the Bank, filed a suit against the Bank with the Tel
          Aviv-Jaffa Labor Court in the total amount (for both of them) of NIS
          2.3 million. The claim is for the payment of certain benefits, which the plaintiffs allege were due to them with regard to their retirement from the Bank in 2002. The suit was filed also against the Ministry of
          Finance Commissioner of Wages and Labor Agreements in respect of the non-approval of these payments. Alternatively the aforementioned plaintiffs claim the salary raises they allege that they forfeited in the past in exchange for the aforementioned benefits. The Bank has transferred the matter to an attorney acting on its behalf. On June
          20, 2005 the aforementioned plaintiffs filed a request for a partial ruling in the amount of NIS 415 thousand, in respect of amounts the payment of which was approved by the Ministry of Finance Commissioner of Wages and Labor Agreements without conditioning the approval upon their relinquishing any additional claims. The Bank has filed an objection to the request. The Court has not yet ruled on the request.

     7)   In September 2003, a supplier of fuel products filed a claim in the amount of NIS 6 million with the Tel Aviv-Jaffa District Court against the Bank and two other banks regarding non-payment of the
          consideration for fuel products it had provided to a mutual customer of the three defending banks. It is alleged that the involvement of the defending banks in the approval of the business plan and in the approval of the expense and income budget of the aforementioned customer, had created a representation towards the plaintiff on which it had relied at the time of delivery of its products, because it had assumed that the expenses included in the approved plan and/or budgets would be paid by the defending banks. The Bank has transferred the matter to an attorney acting on its behalf.

     8)   In August 2000 a suit was filed with the Tel Aviv-Jaffa District Court against one of the Bank's former senior executives and against 24 other defendants by a number of venture capital funds. For purposes of the court fee, the amount of the suit was set at $ 18.7 million, which was later increased to $ 22.5 million. The suit also includes a request for a remedy of receiving shares in kind. According to the plaintiff's complaint, the suit was filed, among other reasons, in connection with the breach of an investment agreement, whereby the plaintiffs and other investors were allegedly supposed to receive
          46.5% of the shares of a company in which the aforementioned senior executive served in the past as a director on behalf of a former grandchild subsidiary of the Bank. The claim was transferred to an attorney and a defense brief was submitted. In 2005, the insurers carrying the directors and senior officers liability insurance policy, at the time the claim was filed, notified the Bank that in their opinion the claim does not have insurance coverage, but the Bank's legal counsels handling the claim estimate that if the said executive has to make any monetary payment in respect of the suit, the payment will be covered by the insurance policy.

     In the opinion of Management of the Bank, which is based on the opinion of its legal counsel, the Bank's exposure in respect of pending claims, whose prospects of success are not remote and regarding which a provision was not recorded, amounts to approximately NIS 30 million.

                                     F - 61

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     E.   NON-REPORTING IN THE U.S. REGARDING SHARES CONSIDERED "ABANDONED"

     The Bank's D and DD preference shares were issued in the U.S., as were some of the C and CC preference shares and capital notes of the Bank. According to U.S. state law, under certain circumstances, a security that is unclaimed for is considered to be "abandoned" and it must be reported each year to the state in which the last residence of the owner of the security is located. The same state is also entitled to take ownership of the security. The shares and capital notes were issued in the U.S. many years ago and the ongoing handling of the securities was done by an agent in the
     U.S. The information which reached the Bank indicates that no reports were filed with the various states regarding securities that by their laws became "abandoned". Failure to file the required reports may expose the
     Bank to financial sanctions. There are various issues involved which still require further investigation, such as the volume of the securities involved, whether the securities are indeed subject to U.S. law or to
     Israeli law, who is therefore entitled to them as a result of their being
     "abandoned", the likelihood of sanctions and the possibility of having them cancelled, and to what extent the Bank is liable for the failure to report.
     At this stage, the Bank is unable to assess the financial consequences, if at all.

     F.   OFF-BALANCE SHEET COMMITMENT AT YEAR-END IN RESPECT OF ACTIVITY BASED
          ON COLLECTION OF LOANS*

                                                          DECEMBER 31   DECEMBER 31
                                                             2006         2005
                                                            -------      -------
                                                           REPORTED     REPORTED
                                                            AMOUNTS      AMOUNTS
                                                            -------      -------
                                                         NIS MILLIONS  NIS MILLIONS
                                                            -------      -------

Credit from deposits based on extent of collection**
Unlinked Israeli currency                                     335.6        343.0
CPI linked Israeli currency                                     4.7          4.7
Foreign currency                                              188.6        205.4
                                                            -------      -------

Total                                                         528.9        553.1
                                                            =======      =======

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

     As at December 31, 2006, the activity based on the extent of collection includes past due balances amounting to NIS 524.2 million (December 31,
     2005 - NIS 548.4 million).

                                     F - 62

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     G.   ANNUAL REPORTING IN THE U.S.

     Since the Bank had in the past issued its securities to holders in the
     U.S., the Bank is required under American law to submit an annual report to the United States Securities and Exchange Commission (hereinafter - SEC).
     The Bank has for decades submitted this annual report on a form known as
     20F. As part of the annual report to the SEC the Bank has to fulfill various reporting and disclosure requirements that are not applicable in
     Israel, including a reconciliation of its financial statements to the accepted accounting principles in the United States (U.S. GAAP). This reconciliation is made by providing a qualitative note on the differences between Israeli GAAP and U.S. GAAP and by providing a quantitative note, which presents the results of the reporting entity's financial statements as if they had been prepared according to U.S. GAAP. The Bank used to include the qualitative note regarding the differences between Israeli GAAP and U.S. GAAP in its financial statements in the U.S., but it did not include the quantitative note.

     One of the requirements applicable in the U.S. is that an auditors' report be attached to the financial statements. The auditors of the Bank refrained from providing a report on the financial statements that were submitted by the Bank in the U.S. in respect of the years 2001 and 2002, because of, inter alia, the non-inclusion of a quantitative note regarding reconciliation of the Bank's financial statements to U.S. GAAP. After the
     Bank's legal counsel in the U.S. examined the matter and concluded that the prospects were slim for receiving an exemption from submitting the annual report in the USA, the Bank began preparing to submit its annual report for
     2003 and to comply with the reporting and disclosure requirements relating to this report. The Bank was supposed to submit the report by July 15, 2004 at the latest, but there was a delay and it was submitted only on January
     19, 2005, mainly because of the complex accounting issues the Bank had to deal with in order to reconcile its financial statements to U.S. GAAP. The non-compliance with part of the requirements applicable to the financial statements filed in the U.S., including the non-inclusion of an auditors'
     report as aforementioned, and the delay in filing the annual report for
     2003, may expose the Bank to sanctions and/or claims on the part of various parties. The reports regarding 2004 and 2005 were filed on time (in both years, taking into account the Bank's having timely filed a notification of late filing on Form 12b-25).

NOTE 21A - DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY PERIODS

     A.   VOLUME OF OPERATIONS

     1.   Stated amount of ALM derivative instruments (1)

                               DECEMBER 31, 2006            DECEMBER 31, 2005
                            ----------------------        ----------------------
                           CPI/SHEKEL      FOREIGN       CPI/SHEKEL      FOREIGN
                           INTEREST       CURRENCY       INTEREST       CURRENCY
                           CONTRACTS      CONTRACTS      CONTRACTS      CONTRACTS
                            -------        -------        -------        -------
                               REPORTED AMOUNTS              REPORTED AMOUNTS
                            ----------------------        ----------------------
                         NIS MILLIONS   NIS MILLIONS   NIS MILLIONS    NIS MILLIONS
                            -------        -------        -------        -------

Options purchased                 -              -              -           14.5
Forward contracts              45.9           53.4           45.8          136.7
                            -------        -------        -------        -------

Total                          45.9           53.4           45.8          151.2
                            =======        =======        =======        =======

     (1)  Derivatives comprising part of the asset and liability management of the Bank, not designated for hedging purposes.

                                     F - 63

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 21A - DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY
           PERIODS (CONT'D)

     A.   VOLUME OF OPERATIONS (CONT'D)

     2.   Gross fair value of ALM derivative instruments (1)

                                      DECEMBER 31, 2006           DECEMBER 31, 2005
                                    ---------------------       ----------------------
                                  CPI/SHEKEL      FOREIGN      CPI/SHEKEL     FOREIGN
                                   INTEREST       CURRENCY      INTEREST      CURRENCY
                                   CONTRACTS      CONTRACTS    CONTRACTS      CONTRACTS
                                    -------       -------       -------        -------
                                      REPORTED AMOUNTS              REPORTED AMOUNTS
                                    ---------------------       ----------------------
                                 NIS MILLIONS   NIS MILLIONS  NIS MILLIONS   NIS MILLIONS
                                    -------       -------       -------        -------

Gross positive fair value               1.0           1.1             -            3.5
Gross negative fair value                 -             -           0.5              -
                                    -------       -------       -------        -------

Total                                   1.0           1.1          (0.5)           3.5
                                    =======       =======       =======        =======

     B.   DERIVATIVE INSTRUMENTS CREDIT RISK ACCORDING TO THE OPPOSITE PARTY TO
          THE CONTRACT

                                                                       DECEMBER 31, 2006
                                                                 -------------------------------
                                                                         REPORTED AMOUNTS
                                                                 -------------------------------
                                                                           NIS MILLIONS
                                                                 -------------------------------
                                                                 BANKS     CENTRAL BANKS    TOTAL
                                                                 ----           ----        ----

Gross positive fair value of derivative instruments               2.1              -         2.1
Off-balance sheet credit risk in
 respect of derivative instruments (2)                            9.9              -         9.9
                                                                 ----           ----        ----

Total credit risk in respect of derivative instruments           12.0              -        12.0
                                                                 ====           ====        ====

                                                                         DECEMBER 31, 2005
                                                                 ------------------------------------
                                                                          REPORTED AMOUNTS
                                                                 ------------------------------------
                                                                             NIS MILLIONS
                                                                 ------------------------------------
                                                                  BANKS      CENTRAL BANKS     TOTAL
                                                                 -------        -------       -------

Gross positive fair value of derivative instruments                  3.5              -           3.5
Off-balance sheet credit risk in
 respect of derivative instruments (2)                              18.2            1.4          19.6
                                                                 -------        -------       -------

Total credit risk in respect of derivative instruments              21.7            1.4          23.1
                                                                 =======        =======       =======

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 21A - DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY
           PERIODS (CONT'D)

     C.   MATURITY PERIOD - STATED AMOUNTS AT YEAR-END

                                                  DECEMBER 31, 2006
                                        -------------------------------------
                                                  REPORTED AMOUNTS
                                        -------------------------------------
                                        UP TO       FROM 3 MONTHS
                                       3 MONTHS      TO 1 YEAR         TOTAL
                                        -------        -------        -------
                                     NIS MILLIONS   NIS MILLIONS    NIS MILLIONS
                                        -------        -------        -------

CPI/Shekel interest contracts              20.5           25.4           45.9
Foreign currency contracts                 53.4              -           53.4
                                        -------        -------        -------

Total                                      73.9           25.4           99.3
                                        =======        =======        =======

                                                  DECEMBER 31, 2005
                                        --------------------------------------
                                                   REPORTED AMOUNTS
                                        --------------------------------------
                                         UP TO       FROM 3 MONTHS
                                       3 MONTHS        TO 1 YEAR         TOTAL
                                        -------         -------        -------
                                      NIS MILLIONS   NIS MILLIONS    NIS MILLIONS
                                        -------         -------        -------

CPI/Shekel interest contracts              25.3            20.5           45.8
Foreign currency contracts                151.2               -          151.2
                                        -------         -------        -------

Total                                     176.5            20.5          197.0
                                        =======         =======        =======

NOTE 21B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     This note contains information on the methods of arriving at the fair value of financial instruments. Most of the Bank's financial instruments are not traded on active markets and thus market quotations are not available.
     Therefore, the fair value is arrived at by using accepted pricing models, such as the present value of future cash flows discounted at interest rates, which reflect the level of risk intrinsic to the financial instrument. Estimating the fair value by way of determining the future cash flows and setting the discount interest rate is subjective. Therefore, regarding most of the financial instruments, the fair value estimate is not necessarily an indication of the instrument's realizable value on balance sheet date. The estimate of the fair value was made at interest rates prevailing at balance sheet date and did not take post-balance sheet date interest rate fluctuations into consideration. The use of other interest rates could result in significantly different fair values. This is especially true in regard to non-interest bearing financial instruments or those bearing fixed interest rates. Furthermore, commissions receivable or payable as a result of the business activity were not taken into account and neither was the tax effect.

                                     F - 65

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
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

     The fair value of problematic debts was calculated by using discount rates reflecting their inherent high credit risk. In any event, such discount rates were not less than the highest interest rate used by the Bank in its operations proximate to balance sheet date. The future cash flows of problematic debts were calculated net of the specific allowances for doubtful debts. The general and supplementary allowances for doubtful debts in an aggregate amount of NIS 51.7 million (on December 31, 2005 - NIS 57.6 million), were not deducted from the balance of credit to the public for cash flows purposes in assessing the fair value.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
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

     NON-PARTICIPATING PREFERENCE SHARES - The accepted pricing models do not address this type of share. As a result, the fair value is presented as book value (for information pertaining to the rights of these shares and the dividend in arrears, see Notes 14 and 16).

     PARTICIPATING PREFERENCE SHARES - The accepted pricing models do not address this type of share. As a result, the fair value is presented as book value (for information pertaining to the rights of these shares and the dividend in arrears, see Notes 15 and 16).

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 21B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     Following are balances and fair value estimates of financial instruments:

                                                               DECEMBER 31, 2006
                                          --------------------------------------------------------------
                                                     BALANCE SHEET AMOUNTS
                                          -------------------------------------------
                                                             OTHER
                                         FINANCIAL         FINANCIAL
                                       INSTRUMENTS(1)     INSTRUMENTS          TOTAL          FAIR VALUE
                                          -------           -------           -------           -------
                                                                REPORTED AMOUNTS
                                          --------------------------------------------------------------
                                       NIS MILLIONS      NIS MILLIONS      NIS MILLIONS       NIS MILLIONS
                                          -------           -------           -------           -------

FINANCIAL ASSETS
Cash and deposits with banks                 56.2              10.2              66.4              66.5
Securities                                   49.7               0.7              50.4              50.4
Credit to the public                        322.7           6,196.4           6,519.1           6,514.5
Credit to governments                           -              41.5              41.5              41.8
Other financial assets                        4.5                 -               4.5               4.5
Perpetual deposits with the
 Israeli Treasury                           825.8                 -             825.8             825.8
                                          -------           -------           -------           -------

Total financial assets                    1,258.9           6,248.8           7,507.7           7,503.5
                                          =======           =======           =======           =======

FINANCIAL LIABILITIES
Deposits of the public                       33.8              33.1              66.9              68.2
Deposits of banks                           761.5               6.8             768.3             768.4
Deposits of the Government
 and a perpetual deposit                      0.1           6,087.4           6,087.5           6,088.2
Capital notes                                   -              24.9              24.9              25.4
Other financial liabilities                  25.1                 -              25.1              25.1
Non-participating preference
 Shares                                     303.2                 -             303.2             303.2
Participating preference shares             187.4                 -             187.4             187.4
                                          -------           -------           -------           -------

Total financial liabilities               1,311.1           6,152.2           7,463.3           7,465.9
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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 21B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     Following are balances and fair value estimates of financial instruments
     (cont'd):

                                                             DECEMBER 31, 2005
                                       -------------------------------------------------------------
                                                 BALANCE SHEET AMOUNTS
                                       -------------------------------------------
                                                          OTHER
                                      FINANCIAL         FINANCIAL
                                    INSTRUMENTS(1)     INSTRUMENTS          TOTAL          FAIR VALUE
                                       -------           -------           -------           -------
                                                             REPORTED AMOUNTS
                                       -------------------------------------------------------------
                                    NIS MILLIONS      NIS MILLIONS      NIS MILLIONS      NIS MILLIONS
                                       -------           -------           -------           -------

FINANCIAL ASSETS
Cash and deposits with banks              56.2              16.7              72.9              73.2
Securities                                62.5               0.7              63.2              63.2
Credit to the public                     486.7           7,194.0           7,680.7           7,669.4
Credit to governments                      1.8              57.2              59.0              60.0
Other financial assets                     6.0                 -               6.0               6.0
Perpetual deposits with the
 Israeli Treasury                        828.2                 -             828.2             828.2
                                       -------           -------           -------           -------

Total financial assets                 1,441.4           7,268.6           8,710.0           8,700.0
                                       =======           =======           =======           =======

FINANCIAL LIABILITIES
Deposits of the public                   106.9              71.3             178.2             180.0
Deposits of banks                      1,033.7              15.1           1,048.8           1,048.1
Deposits of the Government
 and a perpetual deposit                   0.1           6,883.0           6,883.1           6,877.4
Capital notes                                -              26.9              26.9              27.3
Other financial liabilities               22.0                 -              22.0              22.0
Non-participating preference
 Shares                                  330.3                 -             330.3             330.3
                                       -------           -------           -------           -------

Total financial liabilities            1,493.0           6,996.3           8,489.3           8,485.1
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

                                     F - 69

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 22 - INTERESTED AND RELATED PARTIES

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

     The Bank also conducts transactions with all or some of the aforementioned parties, in the ordinary course of business on terms applicable to its transactions in general. As it is not practical to separately record the transactions with such entities, it is not possible to reflect the information required by the said Opinion except for the following details:

     A.   BALANCES

                                                     DECEMBER 31, 2006                                                 DECEMBER 31, 2005
                                  ----------------------------------------------------------  ---------------------------------------------------------
                                     AFFILIATES AND THEIR                                       AFFILIATES AND THEIR
                                       RELATED COMPANIES       DIRECTORS AND GENERAL MANAGER      RELATED COMPANIES        DIRECTORS AND GENERAL MANAGER
                                  ---------------------------    ---------------------------  ---------------------------  ----------------------------
                                  BALANCE AT        HIGHEST       BALANCE AT     HIGHEST       BALANCE AT      HIGHEST      BALANCE AT       HIGHEST
                                    BALANCE          BALANCE       BALANCE       BALANCE        BALANCE        BALANCE        BALANCE        BALANCE
                                     SHEET         DURING THE       SHEET       DURING THE       SHEET        DURING THE       SHEET       DURING THE
                                     DATE            YEAR(1)         DATE         YEAR(1)         DATE          YEAR(1)        DATE          YEAR(1)
                                  ------------   ------------    ------------   ------------  ------------   ------------  ------------    ------------
                                                                                    REPORTED AMOUNTS
                                  ---------------------------------------------------------------------------------------------------------------------
                                  NIS MILLIONS   NIS MILLIONS    NIS MILLIONS   NIS MILLIONS  NIS MILLIONS   NIS MILLIONS  NIS MILLIONS    NIS MILLIONS
                                  ------------   ------------    ------------   ------------  ------------   ------------  ------------    ------------

ASSETS
Credit to the public                   0.2            0.3              -              -            0.3            0.4              -              -

LIABILITIES
Deposits of the public                   -              -              -              -              -            0.1              -            0.6
Other liabilities                        -              -            0.2            0.2              -              -            0.2            0.2

     (1)  On the basis of the balances at the end of each month.

                                     F - 70

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 22 - INTERESTED AND RELATED PARTIES (CONT'D)

     B.   SUMMARY OF RESULTS OF OPERATIONS WITH INTERESTED AND RELATED PARTIES

                                           2006           2005
                                       ------------  ------------
                                       DIRECTORS AND  DIRECTORS AND
                                         GENERAL        GENERAL
                                         MANAGER        MANAGER
                                       ------------  ------------
                                           REPORTED AMOUNTS
                                       --------------------------
                                       NIS MILLIONS  NIS MILLIONS
                                       ------------  ------------

Profit from financing
 operations before allowance
 for doubtful debts (1)                       -           -
Allowance for doubtful debts                  -           -
Operating and other expenses (2)            2.3         2.4

     (1)  See details in D hereunder.

     (2)  See details in C hereunder.

     C.   BENEFITS TO INTERESTED PARTIES

                                                2006                         2005
                                     --------------------------   ------------------------
                                  DIRECTORS AND GENERAL MANAGER  DIRECTORS AND GENERAL MANAGER
                                     --------------------------   ------------------------
                                         REPORTED AMOUNTS             REPORTED AMOUNTS
                                     --------------------------   ------------------------
                                                      NUMBER OF                  NUMBER OF
                                     NIS MILLIONS    RECIPIENTS   NIS MILLIONS  RECIPIENTS
                                     ------------    ----------   ------------  ----------

Interested parties employed by
 the Bank (1)                             1.7             2          1.7            2
Fees to directors not employed
 by the Bank                              0.6            10          0.7           10

     (1)  Not including payroll VAT.

     See Note 18A regarding employment agreements with the Chairman of the Board of the Bank and its General Manager.

                                     F - 71

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 22 - INTERESTED AND RELATED PARTIES (CONT'D)

     D.   RESULTS OF FINANCING OPERATIONS (BEFORE ALLOWANCE FOR DOUBTFUL DEBTS)
          WITH INTERESTED AND RELATED PARTIES

                                                       2006        2005         2004
                                                     -------      -------      -------
                                                             REPORTED AMOUNTS
                                                     ---------------------------------
                                                  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                     -------      -------      -------

Income deriving from credit to the public                  -            -            -
Expenses deriving from deposits of the public              -            -            -
                                                     -------      -------      -------
Net results from financing operations
 before allowance for doubtful debts                       -            -            -
                                                     =======      =======      =======

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

     E.   CREDIT TO THE ISRAEL ELECTRIC CORPORATION LTD. AND DEPOSITS OF THE
          GOVERNMENT

     The Bank provided long-term credit to the Israel Electric Corporation Ltd.
     which was granted out of a deposit of the State. The State provided a guarantee as security for the repayment of such credit to the Bank. As at
     December 31, 2006, the balance of the credit was NIS 5,671 million (as at
     December 31, 2005 - NIS 6,405 million). An expense of NIS 89 million was recorded in respect of the aforementioned credit in 2006. This refers to dollar-denominated credit and due to the decrease in the exchange rate of the dollar, negative exchange rate differentials were recorded. In 2005, income of NIS 864 million was recorded, constituting more than 10% of the profit from financing operations before the allowance for doubtful debts in the said year.

     As aforementioned, the source for this credit was a deposit of the State of
     Israel. In addition to the said deposit, the balance of the Government deposits includes also deposits made in order to provide loans in the framework of the Kibbutzim arrangement and other deposits made in order to provide other long-term loans. As at December 31, 2006 the overall balance of the Government deposits amounted to NIS 6,087 million compared with NIS
     6,883 million as at December 31, 2005. Financing income in an amount of NIS
     84 million was recorded in 2006 in respect of the Government deposits, compared with an expense of NIS 902 million in 2005.

                                     F - 72

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 23 - PROFIT FROM FINANCING OPERATIONS BEFORE ALLOWANCE FOR DOUBTFUL DEBTS

                                                                                                    2006          2005          2004
                                                                                                  -------       -------       -------
                                                                                                           REPORTED AMOUNTS
                                                                                                  -----------------------------------
                                                                                                NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                                                                  -------       -------       -------

A.    INCOME (EXPENSES) DERIVING FROM ASSETS:
Credit to the public                                                                                (39.7)        979.3         524.7
Credit to governments                                                                                (0.9)          1.0           1.1
Deposits with Bank of Israel                                                                            -           0.1             -
Deposits with banks                                                                                   0.7           8.2           2.9
Debentures                                                                                              -           0.3           0.6
                                                                                                  -------       -------       -------
                                                                                                    (39.9)        988.9         529.3
                                                                                                  -------       -------       -------

B.    (EXPENSES) INCOME DERIVING FROM LIABILITIES
Deposits of the public                                                                               (4.4)        (15.4)        (24.0)
Deposits of the Government                                                                           84.2        (901.7)       (385.0)
Deposits of Bank of Israel                                                                          (45.2)        (43.0)        (72.6)
Deposits of banks                                                                                     0.9           0.7          (2.7)
                                                                                                  -------       -------       -------
                                                                                                     35.5        (959.4)       (484.3)
                                                                                                  -------       -------       -------

C.    INCOME DERIVING FROM DERIVATIVE FINANCIAL
        INSTRUMENTS
Net income from ALM derivative instruments*                                                          11.6           1.8           5.0
                                                                                                  -------       -------       -------
                                                                                                     11.6           1.8           5.0
                                                                                                  -------       -------       -------

D.    OTHERS
Commissions from financing operations                                                                12.1          13.4          14.7
Other financing income**                                                                             11.6          28.1          13.1
Other financing expenses                                                                            (12.7)        (11.2)        (11.6)
                                                                                                  -------       -------       -------
                                                                                                     11.0          30.3          16.2
                                                                                                  -------       -------       -------
Total profit from financing operations before
 allowance for doubtful debts                                                                        18.2          61.6          66.2
                                                                                                  =======       =======       =======

Including - exchange rate differences, net                                                           (9.8)         15.6          11.5
                                                                                                  =======       =======       =======

E.    RESULTS FROM INVESTMENTS IN DEBENTURES
Financing income on accrual basis on available-for-
 sale debentures (included in income from assets)                                                       -           0.3           0.6
Gain on sale of available-for-sale debentures
 (included in other financing income)                                                                   -             -           0.5
                                                                                                  -------       -------       -------

Total profit from investments in debentures                                                             -           0.3           1.1
                                                                                                  =======       =======       =======

*    Derivatives  comprising part of the asset and liability
     management  system of the Bank, not designated for hedging purposes.

**   Including income from interest collected in
      respect of problematic debts                                                                    9.4          21.6          10.5
                                                                                                  =======       =======       =======

                                     F - 73

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 24 - OPERATING COMMISSIONS

                                                         2006         2005        2004
                                                       -------      -------      -------
                                                               REPORTED AMOUNTS
                                                       ---------------------------------
                                                     NIS MILLIONS NIS MILLIONS  NIS MILLIONS
                                                       -------      -------      -------

Ledger fees (in Israeli and foreign currency)              0.4          1.1          1.6
Payment order system services                              0.1          0.1          0.2
Customer foreign trade transactions                        0.2          0.2          0.1
Credit handling and drafting of contracts                    -          0.1          0.3
Computerized information services and
 confirmations                                               -          0.1          0.1
Others                                                     0.6          0.6          1.8
                                                       -------      -------      -------

Total operating commissions                                1.3          2.2          4.1
                                                       =======      =======      =======

NOTE 25 - GAINS ON INVESTMENTS IN SHARES

                                                               2006          2005          2004
                                                             -------       -------       -------
                                                                      REPORTED AMOUNTS
                                                             -----------------------------------
                                                          NIS MILLIONS  NIS MILLIONS   NIS MILLIONS
                                                             -------       -------       -------

Gains on sale of available-for-sale shares                      10.3          11.3          38.0
Dividend from available-for-sale and trading shares              6.1             -           3.5
                                                             -------       -------       -------

Total gains on investments in shares                            16.4          11.3          41.5
                                                             =======       =======       =======

NOTE 26 - OTHER INCOME

                                      2006         2005         2004
                                    -------      -------      -------
                                             REPORTED AMOUNTS
                                    ---------------------------------
                                 NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                    -------      -------      -------

Gains on severance funding              0.8          0.6          1.0
Others                                  3.0          4.1          3.6
                                    -------      -------      -------

Total other income                      3.8          4.7          4.6
                                    =======      =======      =======

                                     F - 74

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

 NOTE 27 - SALARIES AND RELATED EXPENSES

                                                    2006         2005           2004
                                                  -------       -------       -------
                                                            REPORTED AMOUNTS
                                                  -----------------------------------
                                               NIS MILLIONS   NIS MILLIONS  NIS MILLIONS
                                                  -------       -------       -------

Salaries                                             13.8          14.5          16.5
Severance pay, provident fund, pensions,
 education fund, vacation pay,
 sick leave pay and long service bonuses              3.0           2.8           2.3
National Insurance Institute                          0.7           0.8           0.9
Other related expenses                                0.1           0.1             -
                                                  -------       -------       -------

Total salaries and related expenses                  17.6          18.2          19.7
                                                  =======       =======       =======

NOTE 28 - OTHER EXPENSES

                                                             2006           2005          2004
                                                            -------       -------       -------
                                                                     REPORTED AMOUNTS
                                                            -----------------------------------
                                                         NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                            -------       -------       -------

Marketing and advertising                                       0.1           0.1           0.1
Communications (postage, telephone,
 courier fees, etc.)                                            0.4           0.4           0.6
Computer (not including salaries and
 depreciation)                                                  3.3           4.3           5.2
Office expenses                                                 0.2           0.3           0.3
Insurance                                                       3.2           4.7           6.3
Professional services                                           3.4           4.8           6.3
Directors' fees (not including a director employed
 as a senior executive)                                         0.6           0.7           0.8
Staff training, further education, etc.                         0.1             -             -
Others                                                          3.0           1.2           0.8
                                                            -------       -------       -------

Total other expenses                                           14.3          16.5          20.4
                                                            =======       =======       =======

                                     F - 75

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 29 - TAXES ON INCOME

     A.   COMPOSITION:

                                             2006         2005         2004
                                           -------      -------      -------
                                                   REPORTED AMOUNTS
                                           ---------------------------------
                                        NIS MILLIONS NIS MILLIONS  NIS MILLIONS
                                           -------      -------      -------

Taxes for the current year                       -            -            -
Taxes in respect of prior years                  -            -            -
                                           -------      -------      -------

Provision for taxes on income                    -            -            -
                                           =======      =======      =======

     B.   RECONCILIATION BETWEEN THE THEORETICAL TAX AND THE TAX EXPENSE

     Following is the reconciliation between the theoretical tax applying to the operating profit of the Bank, based on the statutory tax rate applicable to banks in Israel, and the tax expense on operating profit, as reflected in the statement of income:

                                                                                 2006             2005             2004
                                                                               -------          -------          -------
                                                                                            REPORTED AMOUNTS
                                                                               -----------------------------------------
                                                                             NIS MILLIONS    NIS MILLIONS      NIS MILLIONS
                                                                               -------          -------          -------

Statutory tax rate                                                               40.65%           43.59%           45.76%
                                                                               =======          =======          =======

Tax (tax savings) at the current statutory rate                                   (7.0)            (3.7)             0.6

Tax (tax savings) in respect of:
Increase (erosion) due to inflation                                               (0.2)             2.2              0.2
General and supplementary allowances for
  doubtful debts                                                                  (2.4)            (5.2)            (8.9)
Non-deductible expenses                                                            0.1              0.1              0.1
Exempt income                                                                      1.1                -             (0.3)
Differences and tax benefits in respect of which
 deferred taxes had not been recorded, net                                         7.3              3.6              4.8
Loss for purposes of profit VAT which
  cannot be set off                                                                1.1              3.0              3.5
                                                                               -------          -------          -------

Tax expense on operating income, reflected in the statement of income                -                -                -
                                                                               =======          =======          =======

     C.   The Bank has been issued final tax assessments for all years through
          2003.

     D.   Carryforward tax losses in respect of which deferred tax assets were not recorded total NIS 703 million (in 2005 - NIS 685 million).

                                     F - 76

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 29 - TAXES ON INCOME (CONT'D)

     E.   In 2006 and 2005, the Bank recorded payroll VAT receivable in the amounts of NIS 2.8 million and NIS 3.1 million, respectively, as a result of losses for purposes of VAT on profit.

     F.   On July 25, 2005 the Knesset passed the Law for the Amendment of the
          Income Tax Ordinance (No. 147 and Temporary Order) - 2005 (hereinafter
          - Amendment 147). Amendment 147 provides for a gradual reduction in the company tax rate in the following manner: in 2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%.
          Furthermore, as from 2010, upon reduction of the company tax rate to
          25%, real capital gains will be subject to tax of 25%.

          On June 29, 2006, a VAT Order was issued reducing the rate of VAT on profit from 17% to 15.5%, commencing on July 1, 2006. In 2006, the VAT on profit applicable to the Bank will be 16.25%. Accordingly, the statutory tax rate that will apply to the Bank will be 38.53% in 2007,
          36.8% in 2008, 35.93% in 2009 and 35.06% in 2010.

NOTE 30 - DESIGNATED DEPOSITS AND CREDIT AND DEPOSITS GRANTED THEREFROM

                                                      DECEMBER 31      DECEMBER 31
                                                         2006             2005
                                                        -------          -------
                                                       REPORTED         REPORTED
                                                        AMOUNTS          AMOUNTS
                                                        -------          -------
                                                      NIS MILLIONS     NIS MILLIONS
                                                        -------          -------

CREDIT AND DEPOSITS OUT OF DESIGNATED DEPOSITS
Credit to the public                                    5,840.1          6,619.4
                                                        -------          -------

Total                                                   5,840.1          6,619.4
                                                        =======          =======

DESIGNATED DEPOSITS
Deposits of the Government                              5,977.1          6,761.4
                                                        -------          -------

Total                                                   5,977.1          6,761.4
                                                        =======          =======

     Credit out of designated deposits includes NIS 5,671.0 million, which is secured by a State guarantee. The annual interest margin in respect of this credit amounts to NIS 0.3 million (as at December 31, 2005 the balance of the credit secured by a State guarantee was NIS 6,405.0 million).

                                     F - 77

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 31 - INFORMATION ON NOMINAL DATA BASIS

                                  DECEMBER 31      DECEMBER 31
                                     2006             2005
                                    -------          -------
                                  NIS MILLIONS     NIS MILLIONS
                                    -------          -------

Total assets                        7,516.3          8,720.7
Total liabilities                   7,496.4          8,523.7
                                    -------          -------

Total shareholders' equity             19.9            197.0
                                    =======          =======

                                          2006          2005         2004
                                      ------------  ------------  ------------
                                      NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                      ------------  ------------  ------------

NOMINAL NET EARNINGS (LOSS)               (17.1)       (8.4)          1.4

NOTE 32 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP AND THEIR EFFECT ON
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

                                     F - 78

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 32 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP AND THEIR EFFECT ON
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

                                     F - 79

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 32 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS (CONT'D)

     A.   (CONT'D)

          3.   GENERAL PROVISION FOR LOAN LOSSES (CONT'D)

          In accordance with the aforementioned requirements, a portion of the general allowance, as at December 31, 1991, equal to 1% of the total debt to which it was related at that date, is to be maintained in inflation adjusted values. According to a directive of the Supervisor of Banks the adjustment to inflation of the general allowance was discontinued as at January 1, 2005.

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

          In accordance with Israeli GAAP:

          These preferred shares are presented as a liability and not as part of shareholders' equity since the Bank has a contractual obligation to pay dividend on these Preference Shares, and since the Bank does not have an unconditional right to avoid paying the aforementioned dividend.

          In accordance with U.S. GAAP:

          Since the Bank controls the decision on the redemption and since it does not anticipate that it will redeem the preferred shares, these preferred shares are presented as part of the shareholders' equity.

          5.   PARTICIPATING PREFERENCE SHARES

          Preferred C, CC and CC1 shares that were issued by the Bank, pay 6%
          cumulative dividend, linked to the U.S. dollar exchange rate. These
          Preferred Shares are not redeemable.

          In accordance with Israeli GAAP:

          On January 1, 2006, the Bank implemented for the first time accounting
          Standard No. 22, "Financial Instruments: Disclosure and Presentation".
          According to this Standard, these preferred shares are presented as a liability and not as part of shareholders' equity since the Bank has a contractual obligation to pay dividend on these Preference Shares, and since the Bank does not have an unconditional right to avoid paying the aforementioned dividend.

          In accordance with U.S. GAAP:

          Since these Preferred Shares are not redeemable, they are presented as part of the shareholders' equity.

                                     F - 80

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 32 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS (CONT'D)

     A.   (CONT'D)

          6.   LIABILITY FOR TERMINATION BENEFITS IN REGARD WITH COLLECTIVE
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

          7.   LINKAGE DIFFERENCES ON PERPETUAL DEPOSIT WITH THE ISRAELI
               TREASURY

          In accordance with Israeli GAAP:

          Linkage differences on the perpetual deposit with the Israeli Treasury were credited to the shareholders' equity item.

          In accordance with U.S. GAAP:

          These linkage differences are reported in the profit and loss statement.

                                     F - 81

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 32 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP AND THEIR EFFECT ON
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

          9.   PERPETUAL DEPOSITS WITH THE STATE OF ISRAEL

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

          10.  COMMITMENT IN RESPECT OF ACTIVITY BASED ON COLLECTION OF LOANS

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

                                     F - 82

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 32 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS (CONT'D)

     A.   (CONT'D)

          11.  SUMMARY OF SIGNIFICANT PRESENTATION DIFFERENCES OF BALANCE SHEET
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

          12.  STATEMENT OF OTHER COMPREHENSIVE INCOME

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

                                     F - 83

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 32 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS (CONT'D)

     B.   The effect of the material differences between Israeli and U.S. GAAP on the financial statements

          1.   STATEMENTS OF OPERATIONS:

                                                                        YEAR ENDED DECEMBER 31
                                                          --------------------------------------------------
                                                             2006                2005                2004
                                                          ----------          ----------          ----------
                                          NOTE           NIS MILLIONS        NIS MILLIONS       NIS MILLIONS
                                       ----------         ----------          ----------          ----------

(A)
Net earnings (loss) as
 reported, according to
 Israeli GAAP                                                  (17.1)               (8.4)                1.4
                                                          ----------          ----------          ----------

Specific provision for loan
 losses                                    32.A.2                3.9                 5.0                 2.6
General provision for loan
 losses                                    32.A.3               (5.9)              (12.0)               (8.9)
Liability for termination
 benefits                                  32.A.6               (2.0)               (1.8)               (6.9)
Linkage differences on
 perpetual deposits with
 the Israeli Treasury                      32.A.7              (43.8)               34.3                (8.2)
                                                          ----------          ----------          ----------
                                                               (47.8)               25.5               (21.4)
                                                          ----------          ----------          ----------

Net earnings (loss)
 according to U.S. GAAP                                        (64.9)               17.1               (20.0)
                                                          ==========          ==========          ==========

                                                                       YEAR ENDED DECEMBER 31
                                                          --------------------------------------------------
                                                             2006                2005                2004
                                                          ----------          ----------          ----------
                                                             NIS                 NIS                  NIS
                                                          ----------          ----------          ----------

(B) Earnings (loss) per share

BASIC EARNINGS (LOSS) PER "A" ORDINARY
 SHARE:
As reported according to Israeli GAAP                       (1,132.4)           * (556.3)             * 92.7
As reported according to U.S. GAAP                          (2,936.4)           (3,983.5)           (3,019.3)
Number of shares                                              15,100              15,100              15,100

*  Restated. See note 1.Q.

                                     F - 84

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 32 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS (CONT'D)

     2.   BALANCE SHEET:

                                                          DECEMBER 31, 2006                                 DECEMBER 31, 2005
                                               ----------------------------------------         ----------------------------------------
                                             AS REPORTED     ADJUSTMENTS       U.S. GAAP      AS REPORTED     ADJUSTMENTS       U.S. GAAP
                                               -------         -------          -------         -------         -------          -------
                                             NIS MILLIONS   NIS MILLIONS     NIS MILLIONS    NIS MILLIONS    NIS MILLIONS      NIS MILLIONS
                                               -------         -------          -------         -------         -------          -------

Cash and deposits with banks                      66.4               -             66.4            72.9               -             72.9
Securities (1)(2)(3)                              50.4           (50.4)               -            63.2           (63.2)               -
Available-for-sale
 securities (1)                                      -             2.0              2.0               -             6.4              6.4
Credit to the public (3)(4)(5)(6)              6,519.1           (18.0)         6,501.1         7,680.7           (30.8)         7,649.9
Credit to governments (4) (13)                    41.5           528.3            569.8            59.0           552.3            611.3
Fixed assets                                       1.1               -              1.1             1.2               -              1.2
Other assets (2)(4)(7)                            12.1           134.7            146.8            15.6          *162.2           *177.8
Perpetual deposits with the
 Israeli Treasury (11)                           825.8          (335.2)           490.6           828.2          (293.8)           534.4
                                               -------         -------          -------         -------         -------          -------
Total assets                                   7,516.4           261.4          7,777.8         8,720.8           333.1          9,053.9
                                               =======         =======          =======         =======         =======          =======
Deposits of the public (8)                        66.9            (1.0)            65.9           178.2            (5.2)           173.0
Deposits of banks (8)                            768.3           (10.5)           757.8         1,048.8           (10.8)         1,038.0
Deposits of the
 government (8) (13)                           6,087.4           440.2          6,527.6         6,883.0           450.5          7,333.5
Perpetual deposits                                 0.1               -              0.1             0.1               -              0.1
Capital notes                                     24.9               -             24.9            26.9               -             26.9
Other liabilities (7)(8)(9)                       58.2           116.0            174.2            56.4          *131.9           *188.3
Non-participating
 shares (10)                                     303.2          (303.2)               -           330.3          (330.3)               -
Participating preference
shares (11)                                      187.4          (187.4)               -               -               -                -
Shareholders' equity
(see 3 below) (3)(5)(6)(9)(10)(11)(12)            20.0           207.3            227.3           197.1            97.0            294.1
                                               -------         -------          -------         -------         -------          -------
Total liabilities and
 shareholders' equity                          7,516.4           261.4          7,777.8         8,720.8           333.1          9,053.9
                                               =======         =======          =======         =======         =======          =======

(1)  Classification from securities item to available-for-sale securities.

(2)  Classification of non-marketable shares from securities item to other assets item (see note 32.A.11.a).

(3)  A customer's debt in respect of which shares were pledged in favor of the
     Bank (see note 32.A.11.e).

(4)  Classification of accrued interest receivables from credit items to other assets item (see note 32.A.11.b).

(5)  Specific provision for loan losses (see note 32.A.2).

(6)  General provision for loan losses (see note 32.A.3).

(7)  Classification of amounts deposited in provident funds in respect of severance pay liabilities from other liabilities item, to other assets item
     (see note 32.A.11.c).

(8)  Classification of accrued interest payables from deposit items to other liabilities items (see Note 32.A.11.d).

(9)  Liability for termination benefits (see note 32.A.6).

(10) Classification of participating preference shares to shareholders' equity item (see note 32.A.5).

(11) Classification of non-participating preference shares to shareholders'
     equity item (see note 32.A.4).

(12) The agreement between the Bank and the Israeli Treasury regarding the changes in the method of computing the linkage on the perpetual deposits
     (see Note 32.A.9).

(13) Commitment in respect of activity based on collection of loans (see note
     32.A.10).

(*) Reclassified.

                                     F - 85

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 32 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS (CONT'D)

     3.   STATEMENT OF OTHER COMPREHENSIVE INCOME

                                                                     YEAR ENDED DECEMBER 31
                                                        -------------------------------------------------
                                                           2006                2005               2004
                                                        ----------          ----------         ----------
                                                       NIS MILLIONS        NIS MILLIONS       NIS MILLIONS
                                                        ----------          ----------         ----------

Net earnings (loss) according to U.S. GAAP                   (64.9)               17.1              (20.0)

Unrealized gains (losses) on available-for-sale
 securities                                                   (2.0)                1.8              (10.0)
                                                        ----------          ----------         ----------

Net comprehensive income (loss) according to
 U.S. GAAP                                                   (66.9)               18.9              (30.0)
                                                        ==========          ==========         ==========

     4.   SHAREHOLDERS' EQUITY:

                                                                         DECEMBER 31         DECEMBER 31
                                                                            2006                2005
                                                                         ----------          ----------
                                                         NOTE           NIS MILLIONS        NIS MILLIONS
                                                      ----------         ----------          ----------

Shareholders' equity as reported according to
 Israeli GAAP                                                                  20.0               197.1

A customer debt in respect of which shares
 were pledged in favor of the Bank                     32.A.11.e               (8.1)               (3.6)

Specific provision for loan losses                        32.A.2                2.8                (1.1)

General provision for loan losses                         32.A.3               51.7                57.6

Liability for termination benefits                        32.A.6                5.6                 7.6

Perpetual deposits with the State of Israel               32.A.9             (335.3)             (293.8)

Classification of non-participating shares to
 shareholders' equity item                                32.A.4              303.2               330.3

Classification of participating preference
shares to shareholders' equity item                       32.A.5              187.4                   -
                                                                         ----------          ----------

Shareholders' equity according to U.S. GAAP                                   227.3               294.1
                                                                         ==========          ==========

     C.   STATEMENTS OF CASH FLOWS

     There are no material differences in the presentation of the Statement of
     Cash Flows between Israeli GAAP and U.S. GAAP.

                                     F - 86