Form 20-F
period 2007-12-31
INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD
filed 2008-09-11
CIK 50277

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
     ACT OF 1934
     For the fiscal year ended December 31, 2007

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
              7-1/2% Registered Subordinated Capital Notes due 1998

                                                                  NUMBER OF SHARES OUTSTANDING AS
              TITLE OF CLASS                                           OF DECEMBER 31, 2007
              --------------                                           --------------------

Ordinary "A" Shares, par value NIS 0.10 (the "Ordinary A Shares")               15,100
Ordinary "B" Shares, par value NIS 0.10 (the "Ordinary B Shares")              134,899
Ordinary "B1" Shares, par value NIS 0.10 (the "Ordinary B1 Shares")                  1
8% Cumulative Participating Preferred Ordinary Shares, par value
NIS 0.001(the "Preferred Ordinary Shares")                                   1,000,000

                                                                                       NUMBER OF SHARES
                                                                                       OUTSTANDING AS OF
               TITLE OF CLASS                                                          DECEMBER 31, 2006
               --------------                                                          -----------------

6% Cumulative Participating Preference "C" Shares, par value
NIS 0.00018 (linked to the U.S.dollar at the rate of $1 = NIS 0.00018) (the "C Shares")    17,000,000
6% Cumulative Participating Preference "CC" Shares, par value
NIS 0.003 (linked to the U.S.dollar at the rate of $1 = NIS 0.0003) (the "CC Shares")         999,998
6% Cumulative Participating Preference "CC1" Shares, par value
NIS 0.003 (linked to the U.S.dollar at the rate of $1 = NIS 0.0003) (the "CC1 Shares")      1,734,779
7-1/2% Cumulative Redeemable Preference "D" Shares, par value
NIS 0.03 (linked to the U.S.dollar at the rate of $1 = NIS 0.0003) (the "D Shares")           163,477
7-1/2% Cumulative Redeemable Preference "DD" Shares, par value
NIS 2.10 (linked to the U.S.dollar at the rate of $1 = NIS 0.0021) (the "DD Shares")           55,409
Unclassified Shares, par value NIS.0.10                                                            --

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

                               Yes [_]     No [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST
FIVE YEARS)

     Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities
Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                               Yes [_]     No [_]

                                TABLE OF CONTENTS

Explanatory Notes                                                                               (ii)
Forward-Looking Statements                                                                      (ii)
Industry and Market Data                                                                       (iii)
Presentation of Financial Information                                                          (iii)
Exchange Rate Information                                                                       (iv)
                                     PART I
Item 1 --    Identity of Directors, Senior Management and Advisers                                 1
Item 2 --    Offer Statistics and Expected Timetable                                               1
Item 3 --    Key Information                                                                       1
Item 4 --    Information on the Company                                                           22
Item 5 --    Operating and Financial Review and Prospects                                         50
Item 6 --    Directors, Senior Management and Employees                                           71
Item 7 --    Major Shareholders and Related Party Transactions                                    86
Item 8 --    Financial Information                                                                91
Item 9 --    The Offer and Listing                                                                96
Item 10 --   Additional Information                                                               97
Item 11 --   Quantitative and Qualitative Disclosures About Market Risk                          116
Item 12 --   Description of Securities Other than Equity Securities                              123
                                     PART II
Item 13 --   Defaults, Dividend Arrearages and Delinquencies                                     124
Item 14 --   Material Modifications to the Rights of Security Holders and Use of Proceeds        131
Item 15 --   Controls and Procedures                                                             131
Item 16A --  Audit Committee Financial Expert                                                    133
Item 16B --  Code of Ethics                                                                      133
Item 16C --  Principal Accountant Fees and Services                                              133
Item 16D --  Exemptions from the Listing Standards for Audit Committees                          134
Item 16E --  Purchases of Equity Securities by the Issuer and Affiliated Purchasers              134
                                    PART III
Item 17 --   Financial Statements                                                                135
Item 18 --   Financial Statements                                                                135
Item 19 --   Exhibits                                                                            135

                                       i

                                EXPLANATORY NOTES

     All references in this annual report on Form 20-F for the period ended
December 31, 2007 (this "Annual Report on Form 20-F") to "Industrial Development
Bank" or "the Bank" as well as use of the terms "we," "us," "our" or similar terms, are references to Industrial Development Bank of Israel Limited, a
company incorporated under the laws of the State of Israel on October 7, 1957.

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

     Our actual results, performance and achievements could differ materially from any future results, performance or achievements expressly predicted or implied by these forward looking statements. The important factors which may cause actual results to differ from the forward-looking statements contained herein include, but are not limited to, the following: general economic and business conditions; the implementation of the government's resolution to privatize the Bank; the shareholders vote in favor, and the Court approval of the arrangement and compromise scheme between the Bank and its shareholders regarding the sale of the shares of the Bank and in the alternative; the payment of a partial dividend to the holders of the C Shares , CC Shares and CC1 Shares;
the finding of a purchaser for the shares of the Bank within the framework of the above scheme until the final date so established in the scheme (December 31,
2009); the continued availability of the Special Line of Credit (as defined below); our ability to collect on existing loans; operating costs for our remaining business activities; and the ability to retain employees for our remaining business activities. Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and expectations will be achieved.

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

                                       ii

                            INDUSTRY AND MARKET DATA

     Industry statistics and market data used in this Annual Report on Form 20-F were obtained from publicly available information and industry publications.
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

     The financial statements for the year ending December 31, 2007 were prepared in "reported amounts," as provided in Standard 12 of the Israel
Accounting Standards Board regarding discontinuance of the adjustment of financial statements to the Consumer Price Index ("CPI"). Pursuant to this standard and in accordance with Accounting Standard No. 17 that was published in
December 2002, the adjustment of financial statements to the CPI was discontinued as of January 1, 2004. Until December 31, 2003, we prepared
CPI-adjusted financial statements in accordance with the directives of the
Supervisor of Banks, on the basis of the principles of Opinion No. 36 of the
Institute of Certified Public Accountants in Israel. The adjusted amounts presented in the financial statements as of December 31, 2003 are the basis for the financial statements in reported amounts. Any additions made during the period are included according to their nominal values. For a further discussion of the amounts in our financial statements, see "Note 1.C. Financial Statements in Reported Amounts" to our Financial Statements in Item 17 of this Annual
Report on Form 20-F.

     Unless otherwise indicated, information provided in this Annual Report on
Form 20-F, including all operating data presented, is as of December 31, 2007.

                                      iii

                            EXCHANGE RATE INFORMATION

     The following table sets forth, for the periods indicated, the average, high, low and end of period exchange rates between the shekel and the U.S.
dollar, expressed as shekels per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel.

                            AVERAGE(1)       HIGH        LOW          PERIOD END
                            ----------       ----        ---          ----------

YEAR ENDED
December 31, 2007             4.085         4.342       3.830           3.846
December 31, 2006             4.456         4.725       4.176           4.225
December 31, 2005             4.488         4.741       4.299           4.603
December 31, 2004             4.482         4.634       4.308           4.308
December 31, 2003             4.512         4.924       4.283           4.379

                            AVERAGE(2)       HIGH        LOW          PERIOD END
                            ----------       ----        ---          ----------

MONTH ENDED
August 31, 2008               3.559         3.592       3.476           3.572
July 31, 2008                 3.371         3.489       3.230           3.470
June 30, 2008                 3.362         3.426       3.260           3.352
May 31, 2008                  3.379         3.461       3.233           3.233
April 30, 2008                3.520         3.640       3.425           3.429
March 31, 2008                3.511         3.656       3.377           3.553
February 29, 2008             3.608         3.655       3.578           3.635
January 31, 2008              3.751         3.861       3.625           3.625
December 31, 2007             3.904         4.008       3.841           3.846

----------

(1)  The average of the exchange rates on the last day of each month during the applicable year.

(2)  The average of the exchange rates for all days during the applicable month.

     As of September 9, 2008, the exchange rate was NIS 3.592 per U.S. dollar, as published by the Bank of Israel.

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
Financial Statements" of this Annual Report on Form 20-F.

                                                               SELECTED FINANCIAL DATA
                                         ----------------------------------------------------------------
                                                                  AS AT DECEMBER 31
                                         ----------------------------------------------------------------
                                            2007          2006            2005        2004        2003
                                         ---------      ---------      ---------    ---------   ---------
                                                                                                ADJUSTED
OPERATING DATA:                                            REPORTED AMOUNTS*                    AMOUNTS
                                         ----------------------------------------------------   ---------
ISRAELI GAAP                           NIS MILLIONS   NIS MILLIONS   NIS MILLIONS NIS MILLIONS NIS MILLIONS
                                         ---------      ---------      ---------    ---------   ---------

Profit from financing
 operations before allowance
 for doubtful debts                           29.3           18.2           61.6         66.2        70.1
Allowance for doubtful debts                 (13.8)          21.7           44.2         70.2       129.8
                                         ---------      ---------      ---------    ---------   ---------
Profit (loss) from financing
 operations after allowance
 for doubtful debts                           43.1           (3.5)          17.4         (4.0)      (59.7)
                                         ---------      ---------      ---------    ---------   ---------
OPERATING AND OTHER INCOME -
Operating commissions                          1.1            1.3            2.2          4.1         6.5
Gains  from
 investments in shares                         8.7           16.4           11.3         41.5        10.3
Other income                                   1.7            3.8            4.7          4.6         5.5
                                         ---------      ---------      ---------    ---------   ---------
Total operating and other income              11.5           21.5           18.2         50.2        22.3
                                         ---------      ---------      ---------    ---------   ---------
OPERATING AND OTHER EXPENSES -
Salaries and related expenses                 18.5           17.6           18.2         19.7        33.7
Expenses (income) in respect of
 employee retirement                             -            0.5            5.5         (0.8)       (1.5)
Maintenance and depreciation
 of buildings and equipment                    2.9            2.7            3.8          5.7        11.8
Other expenses                                 9.4           14.3           16.5         20.4        20.7
                                         ---------      ---------      ---------    ---------   ---------
Total operating and other expenses            30.8           35.1           44.0         45.0        64.7
                                         ---------      ---------      ---------    ---------   ---------
Operating profit (loss)
 before taxes on income                       23.8          (17.1)          (8.4)         1.2      (102.1)
Erosions and adjustments***                      -              -              -            -        (4.5)
                                         ---------      ---------      ---------    ---------   ---------
Operating profit (loss)
 before taxes on income                       23.8          (17.1)          (8.4)         1.2   ** (106.6)
Provision for taxes on operating
   income (tax benefit)                        1.6              -              -            -   **   (2.7)
                                         ---------      ---------      ---------    ---------   ---------
Operating profit (loss) after
 taxes on income                              22.2          (17.1)          (8.4)         1.2   ** (103.9)
OTHER ITEMS
Share of Bank in losses of
 Affiliates, net of related taxes                -              -              -            -   **   (0.4)
Capital gain (loss), net                         -              -              -          0.2   **   (0.1)
                                         ---------      ---------      ---------    ---------   ---------
Total other items                                -              -              -          0.2   **   (0.5)
                                         ---------      ---------      ---------    ---------   ---------
NET EARNINGS (LOSS) FOR THE YEAR              22.2          (17.1)          (8.4)         1.4   ** (104.4)
                                         =========      =========      =========    =========   =========
NET EARNINGS (LOSS) PER SHARE IN
NIS, ORDINARY A SHARES                     1,470.2       (1,132.4)        (556.3)        92.7    (6,913.9)
                                         =========      =========      =========    =========   =========

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

                                                             2007         2006         2005          2004           2003
                                                            ------      --------     ---------     ---------     ----------
                                                     (IN MILLIONS OF NIS, EXCEPT PER SHARE DATA AND EXCEPT AS OTHERWISE INDICATED)
                                                            ---------------------------------------------------------------
                                                                                                                   ADJUSTED
                                                                            REPORTED AMOUNTS                       AMOUNTS
                                                            ------------------------------------------------     ----------

U.S. GAAP
Net profit (loss) for the year                               (22.4)        (64.9)         17.1         (20.0)       (157.2)

                                                                           NIS          NIS           NIS            NIS
                                                                        --------     ---------     ---------     ----------

Profit (Loss) per Ordinary A Shares                         (293.2)     (2,936.4)    (3,983.55)    (3,019.28)    (10,579.77)

BALANCE SHEET DATA:
ISRAELI GAAP

Deposits received                                            5,855         6,923         8,110         8,488         9,742
Registered Subordinated Capital Notes                           20            25            27            25            28
Total Liabilities, not including Preference shares           5,926         7,006         8,193         8,570         9,847
Non-participating Preference shares                            276           303           330           309           314
Participating Preference shares*                               171           187             -             -             -
Shareholders' equity*                                          110            20           197           199           196
Loans extended                                               5,521         6,519         7,681         7,993         9,190
Deposits with the Israeli Treasury                             853           840           853           843           835
Credit to foreign government                                     -             2             7            11            21
Amounts receivable from the Israel Treasury in
      respect of linkage increments and exchange
      differences on the Bank's liabilities                     20            25            27            25            28
Total Assets                                                 6,483         7,516         8,721         9,078        10,356

*    See Note 1D to the financial statements in

     Item 17 of this Annual Report on Form 20-F

                           2007         2006       2005         2004        2003
                           -----       -----       -----       -----       ------
                            (IN MILLIONS OF NIS, EXCEPT PER SHARE DATA AND EXCEPT
                                           AS OTHERWISE INDICATED)
                           -------------------------------------------------------
                                                                          ADJUSTED
                                        REPORTED AMOUNTS                   AMOUNTS
                           -----------------------------------------       -------

BALANCE SHEET DATA:
U.S. GAAP
Total Assets               6,661       7,778       9,056       9,443       10,830
Total Liabilities          6,456       7,551       8,762       9,168       10,525
Shareholders' equity         204         227         294         275          305

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

     OUR BANKING ACTIVITIES ARE LIMITED AND SEVERELY CURTAILED.

     Pursuant to the terms of the Run-Off Plan (as defined below; see "Item 4.
Information on the Company-Business Overview-Adoption of the Run-Off Plan and
Amendment of the Special Line of Credit") that we adopted and the governmental approval thereof, our assets are being realized in a controlled manner over a number of years. Even though the Run-Off Plan expired on July 31, 2008, the
Government of Israel has decided and the Bank has announced that the Bank will continue to collect its loan portfolio and operate in a similar manner after the
Run-Off Plan has expired.

     The terms of the Run-Off Plan under which we are currently operating severely curtail our banking operations. We are precluded from extending new loans to customers or undertaking new banking activities during the run-off period; our operations during and after the run-off period will be focused on the collection of existing loans.

     We may use the Special Line of Credit (as defied below) solely for the bridging of our liquidity needs as required for the fulfillment of our current and banking undertakings. The Special Line of Credit, which contains substantial conditions affecting our operations, is discussed further below and in "Item 4.
Information on the Company - Business Overview." Our main goals are to realize our assets and repay the Special Line of Credit.

     OUR BANKING LICENSE HAD BEEN RESTRICTED AND ITEXPIRED AS OF AUGUST 1, 2008.

     In his letter dated January 29, 2006, we were notified by the Governor of the Bank of Israel, that the banking license that we received on June 4, 1989 will be restricted so that we cannot engage in any business we did not engage in prior to the date of the license (until the date of the license we engaged in financing investments) and without derogating from the generality of the aforementioned, we will not receive new deposits and will not renew deposits reaching their current date of maturity, other than from shareholders. The
Governor added that our banking license will be revoked as of August 1, 2008. We expect that as a result we may lose certain benefits we enjoy today in our capacity as a banking entity in conducting legal proceedings against our customers.

     IF THE PLAN FOR THE SALE OF THE SHARES OF THE BANK IS IMPLEMENTED, OUR C
SHARES, OUR CC SHARES, OUR CC1 SHARES, OUR D SHARES AND OUR DD SHARES, WILL BE
PURCHASED AND/OR REDEEMED DESPITE THE OBJECTION OF SOME SHAREHOLDERS.
ALTERNATIVELY, THE HOLDERS OF OUR C SHARES, OUR CC SHARES AND OUR CC1 SHARES
WILL RECEIVE A PARTIAL DIVIDEND ONLY, FOR THE PAST PERIOD, AND, SUBJECT TO COURT
APPROVAL, SHALL BE DEEMED TO HAVE WAIVED THEIR CLAIMS AGAINST THE STATE OF
ISRAEL IN THIS REGARD.

     On April 29, 2008, the Ministerial Committee for Privatization Issues
passed a resolution regarding our privatization, given that a substantial portion of our shares are held by the State of Israel. Pursuant to the resolution, the privatization of the Bank will be implemented within the framework of an arrangement and compromise scheme between our shareholders and
us. Such arrangement would require the approval of our shareholders (at meetings of each class) and the approval of the Israeli Court. Pursuant to the proposed scheme, the Perpetual Deposit (as defined below) with the Ministry of Finance of the State of Israel will be returned to us upon the approval of the scheme, all of our shares will be sold, with the exception of our D and DD shares that are not held by the State of Israel, which will be redeemed. In the event that the sale of our shares shall not be completed until December 31, 2009, or if prior to that date, liquidation proceedings against us begin, then we shall pay to the holders of our C Shares, our CC Shares and our CC1 Shares, half of the preferred dividend (at an annual rate of 6%) on their shares for the period from July 1,
2002 until July 31, 2008, against a waiver by the shareholders of their claims against the State of Israel to receive the balance of the dividend for the period until the payment of the above half-preferred dividend.

     At its meeting on May 26, 2008, our Board of Directors approved the filing with the Court, subject to the receipt of certain approvals and clarifications from the Government Companies Authority (the "GCA"), of the the arrangement and compromise scheme between our shareholders and us, based upon the above principles.

     As of the date that this Annual Report on Form 20-F is being filed with the
SEC, no purchaser for our shares has been identified, and no agreement for such purchase or sale has been entered into. Any such sale will be subject to the approval of our Board of Directors, our shareholders and the Court.

     See our Notices on Form 6-K, filed on May 29, 2008 and July 6, 2008, for additional details regarding the scheme approved by the Board of Directors for filing with the court.

     If in fact the scheme is approved and executed, our shares will be sold and/or redeemed even if certain shareholders object. Alternatively, the holders of our C Shares, our CC Shares and our CC1 Shares will receive half of the dividend for their shares and will be deemed to have waived their claims against the State of Israel regarding the balance of the dividend.

     IF THE SCHEME FOR THE SALE AND/OR REDEMPTION OF OUR SHARES IS APPROVED AND
EXECUTED, IT IS UNCLEAR IF WE WILL CONTINUE TO OPERATE AND, IF WE DO CONTINUE TO
OPERATE, IN WHAT FORM WE WILL CONDUCT OUR OPERATIONS.

     If the scheme for the sale and/or redemption of our shares is approved and executed, it is unclear if and on which terms we will operate and what would be the nature of our activity after the sale. On the other hand, if the sale is not approved or if it is not completed by December 31, 2009, our continued activity will be determined by the State of Israel , and it can not be ruled out that at some stage we might enter into liquidation proceedings.

     The financial statements included in Item 17 do not contain any changes in the value or classification of assets or liabilities that may be required should we cease to operate as a "going concern".

     WE HAVE SUSPENDED THE PAYMENT OF DIVIDENDS ON OUR C SHARES, OUR CC SHARES,
OUR CC1 SHARES, OUR D SHARES AND OUR DD SHARES, AS WELL AS ON OUR OTHER CLASSES
OF SHARES. THE SUSPENSION OF THE PAYMENT OF DIVIDENDS ON THOSE SHARES MAY
CONTINUE FOR AN INDEFINITE PERIOD OF TIME AND, IN THE FUTURE, WE MAY NOT BE ABLE
TO PAY ANY DIVIDENDS ON THOSE SHARES.

     According to the Companies Law, a company may distribute dividends only from its profits (adjusted to changes in the CPI). Profits are defined as a surplus balance or surpluses that accumulated in the last two years, whichever is greater. Under certain circumstances, however, a company may seek court approval to pay dividends even in the absence of profits. Pursuant to our
Articles of Association, dividends can be distributed only from profits. We understand this restriction as permitting us to distribute a dividend also from nominal profits, provided that there is a positive balance of accumulated surpluses. However, under the Directives of Proper Banking Procedures, the
Supervisor of Banks has prohibited banking corporations from distributing dividends if, among other things, such banking corporations have losses in one or more of the previous three calendar years or if the aggregate results of three quarters ending in the interim period for which the previous interim financial statements were issued reflect a loss.

     We ended the years 2005 and 2006 with losses and the year 2007 with a profit. While we have had surpluses during the past two years, since the second quarter of 2002 until today, we do not have a balance of accumulated surpluses which would permit us to distribute a dividend pursuant to our Articles of
Association. The last quarterly dividend that we paid in respect of our C
Shares, CC Shares, CC1 Shares, D Shares and DD Shares was the dividend for the second quarter of 2002, which was made with the approval of the Court and the
Supervisor of Banks.

     We deposited the proceeds of the issuances of our C Shares, our CC Shares, our CC1 Shares, our D Shares and our DD Shares, with the Ministry of Finance of the State of Israel pursuant to deposit agreements (the "Perpetual Deposit") and we refer to them as the Perpetual Deposit. According to the deposit agreements, our Perpetual Deposit earns interest at a rate of 7.5% per annum (plus differentials of linkage to the U.S. dollar), which interest must be paid by the
Ministry of Finance to us on the payment dates for the dividends to be paid by us on our C Shares, our CC Shares, our CC1 Shares, our D Shares and our DD
Shares.

     When we ceased making dividend payments on our C Shares, CC Shares, CC1
Shares, D Shares and DD Shares, the Ministry of Finance also ceased making the interest payments on the Perpetual Deposit. The last interest payment that we have received from the Ministry of Finance was for the second quarter of 2002.
The deposit agreements do not expressly stipulate how the interest on our
Perpetual Deposit should be handled during periods in which we are prevented from distributing dividends on our C Shares, our CC Shares, our CC1 Shares, our
D Shares and our DD Shares, and whether the interest will accrue and be paid if we ultimately pay accrued dividends on such shares in arrears or upon liquidation.

     If the interest due under the deposit agreements is accruing and will ultimately be paid to us by the Ministry of Finance if we pay accrued and unpaid dividends or if we are liquidated, then such interest will be paid to us at that time. However, there is no assurance that the interest is accruing or that we will have sufficient net profits to permit the payment of dividends or that if we do have sufficient net profits, the Supervisor of Banks will permit us to make dividend payments. Furthermore, as explained below, the originating motion which we filed regarding the accrual of interest on our Perpetual Deposit was denied and the Court ruled that as long as no dividend is distributed on our preference shares, there is no accrual of interest on the Perpetual Deposit.

     The aggregate amount of the accrued and unpaid dividends in respect of our
C Shares, our CC Shares, our CC1 Shares, our D Shares and our DD Shares
(including a 1.5% participating dividend for C Shares, CC Shares and CC1 Shares)
as of December 31, 2007 is NIS 185.4 million, which amount is not recorded in our financial statements. Of this amount, an amount of NIS 33.4 million is in respect of the fiscal year 2007. The aggregate amount of interest that may or may not be accruing to us pursuant to the deposit agreements as of December 31,
2007 is also NIS 185.4 million, which amount is also not recorded in our financial statements. The non-recording of the above amounts in our financial statements is due to the present uncertainty concerning their eventual payment.
As of March 31, 2008, the aggregate amount of the accrued and unpaid dividends in respect of the above shares is approximately NIS 178.5 million.

     On September 28, 2004, various financial entities that hold our class C, class CC and/or class CC1 Shares filed with the Tel Aviv District Court an originating motion in which the Court was requested to instruct us to pay to our shareholders back dividends at the same rate and relevant quarterly dates as was paid until we last paid a dividend for the second quarter of 2002.

     Our Board of Directors was of the opinion that the aformentioned matter relating to dividends is related to the question of whether, under the circumstances of a non-distribution of dividends, interest on the Perpetual
Deposit accrues in favor of the Bank. Since the responses received at the time from the Ministry of Finance in this matter have been unclear and insufficient, we filed an originating motion with the Tel Aviv District Court seeking a declaratory judgment against the State and the aformentioned financial entities which would provide that the interest on the Perpetual Deposit is indeed accrued in favor of the Bank, as was the position of our Board of Directors on this matter. Following the motion filed by us and by the aforementioned financial entities, the Court ordered that the hearing on the two originating motions be consolidated. In the reply of the Minister of Finance to the originating motions prior to a preliminary hearing that was held on January 12, 2006, the Minister of Finance announced that his position is that the interest on the Perpetual
Deposit does not accrue in our favor when we do not distribute a dividend, and that in any event, in light of our circumstances, there is no justification for our distributing a dividend.

     On March 23, 2006, the Court ruled that it will first consider the issue of the accrual of the interest on our deposits with the Treasury, since the decision on this issue will advance the proceeding and the decisions regarding the other relevant issues. At the time, our Board of Directors expressed its position in principle that if it was ruled that the interest on the Perpetual
Deposit would not accumulate, our Board of Directors would reconsider the distribution of dividends, subject to the legal and regulatory restrictions that bound us on this matter, and in this context the need to obtain permission and amendments to our Articles of Association. On August 5, 2007 the Tel Aviv
District Court dismissed our originating motion against the Minister of Finance and against the abovementioned financial institutions, and ruled that so long as no dividend was distributed to our preferred shareholders, there would be no interest accumulated on the Perpetual Deposit.

     At its meeting on October 9, 2007, our Board of Directors discussed the ramifications of the ruling. The Board of Directors decided that since our originating motion referred not only to the issue of the accumulated interest on the Perpetual Deposit in the absence of the distribution of a dividend, but also to its accumulation and payment when the dividend in arrears is paid (including at the time of liquidation), in order to avoid what the Board believes is an unintended result, where our right to the accumulated interest against payment of the dividend in arrears on the Preferred Shares are also denied, the Bank should file an appeal on the dismissal of the claim with regard to the payment of accumulated interest on the Perpetual Deposit against payment of the dividend in arrears. However, our Board of Directors added in its decision that no appeal would be filed if we were given adequate clarification by the State on its consent to pay the accumulated interest on the Perpetual Deposit against payment of the dividend in arrears on our Preferred Shares. This clarification was not provided and we filed an appeal with the Supreme Court on January 6, 2008.

     At the abovementioned meeting on October 9, 2007, our Board of Directors discussed the ramifications of the abovementioned ruling on the Board's continued policy regarding the distribution of dividends on our Preferree
Shares. In view of the ruling with regard to the non-accumulation of interest on the Perpetual Deposit at the Ministry of Finance so long as no dividend is distributed (a ruling that we do not dispute), and since our Board of Directors considered the interests of both our shareholders and of our creditors (who in view of the ruling no longer benefit from the non-distribution of the dividend), our Board of Directors concluded that we should act to renew the distribution of dividends. In this context, our Board of Directors decided (at the abovementioned meeting) to undertake a number of measures: 1) to recommend at our General Meeting to amend our Articles of Association with regard to two matters relating to the renewal of the distribution of dividends, one, to authorize the distribution of dividends not only from profits (which do not exist at this stage) but also from the interest that will be paid to us on the
Perpetual Deposit, and the other, to authorize the distribution of a current preferred dividend on our preference shares even without a distribution - either preceding or simultaneously - of preferred dividends in arrears (since, in view of the wording of the ruling, a claim is liable to be made that we are not entitled to the accumulated interest on the Perpetual Deposit against the distribution of dividends in arrears, a result that will prevent us from distributing dividends in arrears in the absence of sufficient profits); 2) to summon a General Meeting of the bank to amend our Articles of Association as mentioned above, and to authorize the Chairman of our Board of Directors to set the date for this meeting; 3) to ask the Supervisor of Banks for permission for the distribution to the preferred shareholders, subject to the above amendments of the Articles of Association and the approval of the Court for the proposed distribution (in accordance with the Companies Law - 5759-1999, distribution of dividends in cases in which there are no profits suitable for distribution requires a court approval, and on that date we had no profits suitable for distribution). A detailed description of our Board of Directors' decisions at the abovementioned meeting of October 9, 2007 is found in the Immediate Report published by us on October 10, 2007. In accordance with the abovementioned decision of our Board of Directors, a General Meeting of the bank was convened on January 7, 2008. On the agenda were the abovementioned proposals to amend our
Articles of Association so that the Articles of Association would not continue to constitute a hindrance to the renewal of the distribution of dividends. The proposals for amending the Articles of Association were submitted to a vote, but were rejected by the majority of voters. On February 5, 2008, the financial institutions that had filed the abovementioned originating motion against us, motioned the court to attach the State as an additional respondent, in part because of the vote of the State at our General Meeting against the proposals to amend our Articles of Association as mentioned above.

     The "agreement document" signed between the State and the financial institutions that filed the originating motion against us, which follows the document of principles of March 18, 2008 signed between the State, the abovementioned financial institutions, and some of our holders of Preferred
Ordinary Shares and which states the undersigned parties' consent to implement a blueprint for the sale of our shares and to cooperate in its implementation, the abovementioned financial institutions and the State agreed that in the framework of the Section 350 Arrangement, which would be filed with the Court as part of the sale blueprint would include, among other things, the following stipulations:

     o    The State and the abovementioned financial institutions will not object to the return to us of the Perpetual Deposit on July 31, 2008 or on the date that the arrangement is approved, whichever comes later.

     o    If the sale of the bank is not completed by December 31, 2009 or if an order for liquidation against us is issued before then or if our
          General Meeting decides to voluntarily liquidate it (all of these
          "liquidation of the bank"), the following provisions will apply:

          A)   The State will pay us 50% of the interest at 6% a year
               accumulated on the Perpetual Deposit with regard to C Shares, CC
               Shares, and CC1 Shares for the period from July 1, 2002 through
               July 31, 2008. This amount will be paid on the date that the bank is liquidated, or on December 31, 2009, whichever comes first
               ("the Payment Date").

               This amount will bear the linkage and interest differentials in accordance with the Adjudication of' Interest and Linkage Law
               5721-1961 beginning on July 31, 2008 and until the Payment Date, which will be paid by the State on the Payment Date. The payment by the State will be grossed-up in accordance with the Perpetual
               Deposit agreements.

          B)   We will pay holders of C Shares, CC Shares, and CC1 Shares on the
               Payment Date a dividend at the rate of 50% of the preferred dividend accumulated at a rate of 6% a year for the period from
               July 1, 2002 through July 31, 2008 plus linkage and interest differentials in accordance with the Adjudication of' Interest and Linkage Law 5721-1961 beginning on July 31, 2008 and until the Payment Date.

          C)   The State will forego its demands and claims against us and/or our liquidator with regard to payment of 50% of the dividend to the State, as the shareholder of preferred D Shares and DD shares, for the period beginning on July 1, 2002 and ending on
               July 31, 2008.

          D)   Subject to full payment accruing to them in accordance with section B) above, the shareholders of C Shares, CC Shares, and
               CC1 Shares will have no claims with regard to the non
               distribution of dividends during the period beginning on July 1,
               2002 and ending on the Payment Date. To remove all doubt, nothing stated above derogates from the rights of the abovementioned shareholders to the accumulated preferred dividends on their shares in accordance with our Articles of Association, including with regard to the abovementioned period.

     o    Subject to payment of the amounts owed to them from the proceeds of the sale of our shares, or - if the sale is not executed - subject to the payment of 50% of the abovementioned dividend, the shareholders of
          C Shares, CC Shares, and CC1 Shares will forego their demands and claims towards the State with regard to the payment of the dividend for any past period or future period or with regard to the perpetual deposit and the return of its proceeds to us.

     o    Upon approval of the arrangement by the court, the originating motion filed by the abovementioned financial institutions and the appeal filed by us on January 6, 2008 to the Supreme Court will be dismissed.
          Dismissal of the appeal will be binding on us and on the State only for the relations between them with regard to the part of the
          Perpetual Deposit for the various C type shares.

     On April 29, 2008, the Ministerial Committee for Privatization Issues made its decision regarding the privatization of the bank. This decision stipulated, among other things, that on the basis of the document of principles of March 18,
2008 signed between our shareholders (and for the abovementioned subsequent agreement document), we will submit the Section 350 Arrangement for approval.

     At the meeting on May 26, 2008, our Board of Directors approved the submission of the Section 350 Arrangement.

     See Notes 16 and 21 to the financial statements in Item 17 of this Annual
Report on Form 20-F for additional details regarding this originating motion, the cessation of dividend distribution and the matter of the accrued interest on the Perpetual Deposit.

     Under the circumstances, it is unclear when or if the payment of dividends will be resumed.

     TO CONTINUE OUR LIMITED OPERATIONS, WE ARE DEPENDENT ON A SPECIAL LINE OF
CREDIT EXTENDED BY THE BANK OF ISRAEL.

     In August 2002, as a result of the liquidity crisis we experienced at that time, we started drawing on our account with the Bank of Israel. The Governor of the Bank of Israel had notified us on September 9, 2002 of his decision to extend to us a Special Line of Credit (the "Special Line of Credit"), in order to permit us to continue our ongoing operations, and the line was actually granted on November 14, 2002. In connection with the governmental approval of the Run-Off Plan in July 2003 and its extension of the plan in October 2005, the
Special Line of Credit was amended and restated to provide funding for us throughout the run-off period, subject to certain covenants and commitments. In accordance with the governmental approval of the Run-Off Plan, the Government of
Israel has: (1) assumed responsibility for the repayment of the Special Line of
Credit as of July 1, 2005, subject to the condition that the interest on the
Special Line of Credit will not exceed, until the expiration of the Run-Off
Plan, the "Bank of Israel's Interest Rate"; and (2) undertaken that if upon the expiration of the Run-Off Plan, there shall remain an unpaid balance of the
Special Line of Credit, the government will repay such balance to the Bank of
Israel by July 31, 2008. On April 13, 2008, the Governor of the Bank of Israel
announced the extension of the Special Line of Credit, until the earlier of (i)
December 31, 2008, and (ii) or the Court approval of a compromise (the "Section
350 Arrangement") among the Bank's shareholders, the State of Israel and the
Bank pursuant to Section 350 of the Companies Law-1999 (the "Companies Law").
The extension of the Special Line of Credit after July 31, 2008 is subject to several conditions, including an appropriate government resolution, extension of the State guarantee to repay the full amount of the Special Line of Credit, execution of the necessary amendments and additions to the debenture provided by the Bank for the benefit of the Bank of Israel on November 14, 2002 and amended on December 29, 2005, and the incorporation of the comments of the Bank of
Israel into the arrangement application. See "Item 4.- "Information on the
Company-Business Overview" below, for a discussion of the terms of the Special
Line of Credit..

     Our failure to comply with the covenants contained in our Special Line of
Credit could result in an event of default or a termination of the Special Line of Credit, either of which could materially and adversely affect our operating results and our financial condition.

     If the Special Line of Credit from the Bank of Israel were to be terminated prior to the date when the Perpetual Deposit with the Ministry of Finance will be returned to us, then, in the absence of any alternative liquidity source, we would have difficulty in our operations.

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

     As stated above, our main remaining operations relate to the collection of existing loans. Credit risk is, therefore, a substantial risk for us because our ability to collect on existing loans will affect our financial results.

     BECAUSE OF OUR PRESENT SITUATION, IT IS POSSIBLE THAT OUR CREDIT RISK MAY
BE INCREASED; WE ARE SPENDING MORE ON COLLECTION OF DEBTS AND LITIGATION
RELATING TO SUCH COLLECTION.

     We believe that some borrowers and other counterparties may try to avoid honoring their obligations to us because of our present financial situation.
Borrowers and counterparties do not expect to have a long-term relationship with us and they may be more likely to seek concessions from us with respect to their debts. In addition, borrowers and counterparties may believe that due to our situation, we will not aggressively collect on our existing loans. As a result, borrowers and counterparties may be less likely to pay their debts to us and there is an increased credit risk for us.

     We intend to diligently collect our existing loans and, in connection therewith, we may commence litigation with respect to those collections if necessary. As a result, we may have more expenses in connection with collecting existing loans.

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

     SINCE OUR LOAN PORTFOLIO IS CONCENTRATED IN ISRAEL, ADVERSE CHANGES
AFFECTING THE ISRAELI ECONOMY COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

     Our loan portfolio is concentrated in Israel. As of December 31, 2007, nearly 100% of our loans were made to Israeli resident borrowers. Therefore, adverse changes affecting the Israeli economy would likely have a significant adverse impact on our loan portfolio and, as a result, on our financial condition, cash flows and results of operations.

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

     EVEN WITH OUR LIMITED ACTIVITIES, WE ARE SUBJECT TO CERTAIN RISKS TYPICAL
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

     OUR MANAGEMENT HAS IDENTIFIED CERTAIN ISSUES RELATING TO THE PROCESSING AND
REPORTING OF INFORMATION AS REQUIRED BY THE RULES AND REGULATIONS OF THE U.S.
SECURITIES AND EXCHANGE COMMISSION, AS DESCRIBED MORE FULLY IN ITEM 15.

     Our management has concluded that our disclosure controls and procedures were, as of the end of the period covered by this Annual Report on Form 20-F, effective to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized, reported and communicated to our management as appropriate to allow timely decisions regarding required disclosure. In reaching that conclusion, our management identified certain issues relating to the processing and reporting of information, as discussed below in Item 15. One of those issues mentioned in Item 15 is that our system of financial reporting was not designed to reconcile our financial statements
(which are prepared in accordance with Israeli GAAP) with U.S. GAAP in accordance with the requirements of Form 20-F. To address this issue, our accounting personnel have outlined the issues relevant to the reconciliation of our financial statements to U.S. GAAP and the methods of preparing such a reconciliation. In addition, we have retained U.S. counsel to advise us as to the requirements of Form 20-F and related U.S. Securities and Exchange
Commission ("SEC") rules and regulations. In preparing the reconciliation of our financial statements, our accounting personnel are guided by the experience they acquired in the reconciliation of previous annual reports. Our accounting personnel regularly consult with, and seek the assistance of, outside advisors in connection with the required reconciliation of our financial statements to
U.S. GAAP. Moreover, they periodically seek from such outside advisors relevant updates regarding SEC and PCAOB rules and regulations relating to reconciliation to U.S. GAAP. A discussion of these and other issues can also be found in Item
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

OUR ABILITY TO CONTROL THE DIVERSIFICATION OF OUR CREDIT RISKS IS ALMOST
NONEXISTENT.

     As aforementioned, we no longer provide credit. We presently engage in collecting credit provided in the past, and we are working on reaching debt arrangements as part of this process.

     The ability to collect credit is also affected by matters that are external to the Bank, such as the condition of the economy in general and of the borrowers in particular, and the policy of other banks with respect to the provision of credit to customers.

     As of December 31, 2007, the balance of credit to the public amounts to NIS
5,521 million. This credit includes credit in the amount of NIS 4,963 million to the Israel Electric Corporation Ltd. for which a State guarantee was received as collateral. (Except as otherwise indicated, the data provided below excludes the credit to Israel Electric Corporation Ltd.) Net of this credit the balance of credit to the public amounts to NIS 558 million. The fact that we have refrained from providing new credit for more than five years has reduced our ability to diversify our credit risks in accordance with credit risk diversification accepted parameters to a minimum as described below:

     DIVERSIFICATION OVER ECONOMIC SECTORS - Our industrial credit constitutes
47% of the balance sheet credit balance compared with 14% of the total industrial credit of the five largest Israeli banking groups. Our balance sheet credit to various commerce sectors constitutes 2.6% of the credit compared with
8.9% of the credit to various commerce sectors of ordinary banks. Our credit to private households amounts to an insignificant rate of 0.6% compared with 31.9%
of the credit to private households of the five largest Israel banking groups..
The comparative data of the banking system is for December 31, 2006.

     The aforementioned shows that the rate of our industrial credit is significantly higher than the accepted rate of the banking system and that the level of diversification of credit over economic sectors is lower than that accepted in the banking system, with this being particularly prominent in respect of the credit to private households.

     DIVERSIFICATION OF CREDIT ACCORDING TO SIZE OF BORROWER - As of December
31, 2007, the overall credit risk of the borrowers, net of the credit to the
Israel Electric Corporation Ltd., which is guaranteed by the State of Israel, amounts to NIS 722 million. The overall credit risk in respect of our fifteen largest borrowers amounts to NIS 413 million and constitutes 57% of the credit balance.

     Pursuant to data for the year-end 2006, the weight of the fifteen largest borrowers in the five largest banking groups in Israel constitutes 2.7% of the overall credit risk of these banking groups. Hence, compared to the norm in the banking system, we have a higher degree of concentration of credit to large borrowers.

     CREDIT TO PROBLEMATIC BORROWERS - The total balance sheet credit of the borrowers whose debt is classified as problematic amounts to NIS 309 million, constituting 51% of the balance sheet credit, compared with 8.4% in the five largest banking groups (as at December 2006). The balance of the debt classified as non-income bearing amounts to NIS 70 million, about 11.6% of the balance sheet credit, compared with 1.9% in the five largest banking groups. The high weight of our problematic debts compared with that of the five largest banking groups is due to, among other reasons, our being engaged in the collection of credit for more than five years and not providing any new credit. Also, because collecting credit from problematic customers is slower than collecting from other customers, the weight of the problematic debts has risen over the years.

     As aforementioned, our ability to control the diversification of the credit risks described above is almost nonexistent.

     VOLATILITY IN THE PRICES OF MARKETABLE SHARES, PARTICULARLY OF ONE COMPANY,
MAY NEGATIVELY AFFECT OUR INVESTMENT PORTFOLIO.

     The volume of our investment in securities, as of December 31, 2007, amounted to NIS 46 million, of which NIS 34 million is invested in marketable securities. This value is based on the market price of the securities as of the balance sheet date. The value is subject to the volatility of the prices of the shares included in this item. Most of the investment in marketable securities
(NIS 32.9 million) is in shares of one company which is included in the Tel Aviv
25 Index.

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

     VOLATILITY IN INTEREST RATES MAY NEGATIVELY AFFECT OUR NET INTEREST INCOME
AND INCREASE OUR NON-PERFORMING LOAN PORTFOLIO.

     Changes in market interest rates could affect the interest rates charged on the interest-earning assets differently than the interest rates paid on interest-bearing liabilities. Our Special Line of Credit, which is our main source of liquidity, bears interest at the Bank of Israel rate. Any increases in the Bank of Israel rate would result in an increase in our interest expenses relative to interest income, which would result in a reduction in our net interest income. Since a substantial part of our loan portfolio reprices in less than one year, rising interest rates may also bring about an increase in the volume of problem loans. Interest rates are highly sensitive to many factors beyond our control, including deregulation of the financial sector, monetary policies, domestic and international economic and political conditions and other factors.

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

     THERE IS CURRENTLY NO ESTABLISHED TRADING MARKET IN THE UNITED STATES FOR
ANY OF OUR SECURITIES.

     There can be no assurance as to (a) the liquidity of any market that may develop for our securities in the United States or elsewhere, (b) the ability of the holders of the securities to sell them in the United States or elsewhere or
(c) the prices at which any sales of our securities may be made. Some of our securities are listed on the Tel Aviv Stock Exchange (the "TASE").

     WE HAVE DRAMATICALLY REDUCED THE NUMBER OF OUR EMPLOYEES; WE RELY ON OUR
REMAINING EMPLOYEES TO ASSIST US IN CONDUCTING OUR OPERATIONS.

     In accordance with the terms of the Run-Off Plan, we have dramatically reduced the number of our employees. Our ability to continue operating depends to a large extent upon the continued services of our remaining senior management and employees. The loss of the services of our remaining personnel could have a material adverse effect on our business, financial condition or results of operations and our ability to function in the future.

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

     The principal amount of our outstanding capital notes as of June 30, 2008 was $5,245,245.

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
We have pledged (by a floating charge) a substantial portion of our assets in favor of the Bank of Israel, as collateral for the repayment of the Special Line of Credit. We have also pledged in favor of some other Israeli banks certain deposits we have deposited with them, in order to secure our obligations to them. We are not aware of any unsecured indebtedness or obligations which by their terms are senior in right of payment to the capital notes. However, under
Israeli law, certain types of indebtednesses of a company are deemed to have priority, in the event of winding up or receivership proceedings, over regular unsecured debts, such as indebtedness to employees, indebtedness to the income tax authorities, and rental obligations. The amount of the secured debt ranking prior to the right of payment to the notes, as of December 31, 2007, was NIS 485
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

     THE TRADING ON THE TEL AVIV STOCK EXCHANGE IN OUR SECURITIES MAY BE
RESTRICTED AND THESE SECURITIES MAY EVENTUALLY BE DELISTED.

     Our Preferred Ordinary Shares, our C Shares, CC Shares, CC1 Shares and our
capital notes are traded on the TASE. Pursuant to the rules and procedures adopted by the TASE, securities of a company which are traded on the exchange must abide by certain preservation requirements concerning the minimum value of the public's holdings in such class of securities and the minimum capital of the company. Securities are reviewed every six months to see if they comply with the preservation requirements. If a class of securities fails to comply with the preservation requirements on two consecutive reviews, it is moved to a special list (the "preservation list") and, thereafter, is traded on a limited basis. If within 12 months of being placed on the preservation list the securities do not fulfill the conditions to enable their return to regular trading, then (subject to certain provisions which allow an extension of the above 12 month time frame), the class of securities will be de-listed from trading.

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

     On August 12, 2007, the TASE launched a new list for lightly-traded shares.
Trading in such shares takes place only twice a day, at the start and end of the trading session. Trading is carried out by a call-auction and there is no continuous trading in these shares. A share is included in this list if the median daily trading volume during the six month period prior to the
"determining date" is below NIS 2,000 and if the average turnover in the share is below NIS 20,000. The "determining date" to be included in the list is June
15, 2007. The list will be updated twice a year, on June 15 and December 15 of each year. On June 24, 2007, the TASE advised us that according to trading-volume data for the six month period ending on June 15, 2007, our
Preferred Ordinary Shares and our C Shares, CC Shares and and CC1 Shares were marked for inclusion in the new list. On December 25, 2007, the TASE advised us that our Preferred Ordinary Shares and our C Shares would be removed from this list, while our CC Shares and CC1 Shares would remain on the lightly-traded sharse list. On June 29, 2008, the TASE advised us that our Preferred Ordinary
Shares and our C Shares would again be included in the list.

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
CONTINUE OUR OPERATIONS. THIS COULD RESULT IN A MATERIAL ADVERSE EFFECT ON OUR
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

     WE ARE INVOLVED IN LITIGATION ALLEGING VIOLATIONS OF THE SECURITIES LAWS OF
THE STATE OF ISRAEL THAT MAY HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

     In March 2003, a derivative action was filed in Israel against us and certain of our present and former officers and directors. The derivative action alleges that the officers and directors breached their duty of care to us and were negligent in carrying out their duties. Under Israeli law, the derivative action has to be approved by the Court. The parties' witnesses were cross-examined on May 26, 2005 and the last written summations were filed during the last quarter of 2005. On June 18, 2006, the Court rendered its decision rejecting the motion to certify the derivative action and awarded the respondents legal fees in the amount of NIS 40,000. On September 18, 2006, the plaintiff appealed the decision to reject the motion to approve the suit as a derivative suit to the Supreme Court. The parties to the appeal submitted written summations and supplemental oral arguments were heard on February 14,
2008. As of yet, the Supreme Court has not rendered its decision.

     On June 1, 2005, we received notice from counsels to our insurers that our insurers have reservations as to the validity of the insurance coverage for the action mentioned above and that they reserve their rights in this matter. The bank has given notice to the insurers that it categorically rejects these reservations and intends to enforce its rights against the insurers.

     It is difficult to predict the outcome of this legal proceeding. The litigation process is inherently uncertain. Whatever the outcome of this proceedings is, we could incur substantial costs and we will expend a significant amount of time and attention. Since the derivative action is an action in the name and on behalf of the company, it is the opinion of our legal advisors that our main exposure in these proceedings is for expenses including court costs, attorneys fees and special remuneration to the plaintiff.

     POTENTIAL CLAIMS RELATING TO OUR BANKING OPERATIONS COULD HAVE A MATERIAL
ADVERSE EFFECT ON OUR BUSINESS.

     We may be subject to claims relating to our banking operations. Our agreements with our business customers generally contain provisions designed to limit our exposure to potential claims, but these provisions may be declared void or modified by the Court, if the Court determines that they are prejudicial in accordance with the Standard Contracts Law -1982 (Israel). We also maintain an insurance policy. However, our insurance may not cover all relevant claims or may not provide sufficient coverage. Our remaining business, financial condition and operating results could be materially adversely affected if costs resulting from current and future claims are not covered by our insurance or exceed our coverage.

     In addition, as detailed in Item 6 below, our Bank issued to our Officers and Directors letters of indemnification that cover any monetary indebtedness imposed on them in favor of another person by court ruling (including a ruling rendered as part of a compromise or arbitration ruling approved by the court)
and which are connected or which derive from events set out in the letters of indemnification. In the future, claims could be made against our Officers and
Directors. If such claims were to be successful, it could have a material adverse effect on our business.

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
Our registered office is located at 82 Menachem Begin Road, Tel-Aviv, Israel
67138, and our telephone number is 972-3-6272727. Our corporate website can be accessed through www.idbi.co.il. The information found on our corporate website is, however, not part of this Annual Report on Form 20-F. Our agent in the
United States regarding our C Shares, CC Shares, D Shares and DD Shares is Bank
of New York Mellon Shareowner Services Inc., located at 480 Washington
Boulevard, Jersey City, New Jersey 07310. Our agent in the United States regarding our capital notes is The Bank of New York Mellon, located at 101
Barclay Street, 4 East, New York, N.Y. 10286.

     The controlling rights in the Bank are held primarily by the Government of
Israel, Bank Leumi le-Israel B.M., Israel Discount Bank Ltd. and Bank Hapoalim
B.M. The Government of Israel holds approximately 80% of our equity and approximately 45.78% of our outstanding voting rights. The Government of Israel and the three largest banks in Israel, Bank Hapoalim B.M., Bank Leumi le-Israel
B.M. and Israel Discount Bank Ltd., collectively hold approximately 85% of our voting rights.

     We are subject to the supervision and the regulations of the Bank of
Israel, through the Supervisor of Banks. Among other things, we are required to submit periodic and other reports to the Bank of Israel and are subject to inspections by the Bank of Israel. However, once our banking license expires, on
August 1, 2008, the extent of the Bank of Israel's supervision and involvement may be reduced. Since we are a publicly-traded company, we are also subject to the supervision and the regulations of the Israel Securities Authority. Since the State of Israel holds 45.8% of our voting rights and about 50% of the rights to appoint directors, we are deemed to be a "mixed company" under the Government
Companies Law - 1975 (Israel) (the "Government Companies Law"), and therefore we must also report to the GCA. Because the State of Israel is entitled to appoint directors to our board, we are also deemed a "body that the Government of Israel participates in its management" within the State Comptroller Law - 1958 (Israel)
and consequently we are subject to the State Comptroller's audit.

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

     The balance of the public's deposits with us sharply declined in the third quarter of 2002. The balance of the public's deposits with us was NIS 3,597 million as of June 30, 2002 and, by December 31, 2002, the balance had declined to NIS 1,291 million, a NIS 2,306 million decrease over 6 months. As a result of the increased withdrawals of deposits by the public, we experienced a severe liquidity crisis. The decline in the public's deposits continued since then and, as of December 31, 2007, the balance of the public's deposits with us was NIS 55 million and as of March 31, 2008 it was NIS 52 million.

     In response to our liquidity problems, the Government of Israel and the
Bank of Israel proposed a plan for the sale of our assets and liabilities to a third party. To help us manage our liquidity crisis and continue operations until the sale, the Bank of Israel agreed to provide us a Special Line of
Credit. See "Proposed Sale of the Bank and Extension of Special Line of Credit
by the Bank of Israel" below for a detailed description of the proposed sale and the Special Line of Credit.

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

PROPOSED SALE OF THE BANK AND EXTENSION OF SPECIAL LINE OF CREDIT BY THE BANK OF
ISRAEL

     On August 26, 2002, in response to our severe liquidity crisis, the Prime
Minister's Office of the State of Israel, the Finance Ministry of the State of
Israel and the Bank of Israel adopted a plan for the sale of our asset and liability portfolio and the extension of the Special Line of Credit to permit us to bridge our liquidity problems. Our Board of Directors approved the sale of our asset and liability portfolio and the Special Line of Credit in accordance with the plan and agreed to cooperate during the sale process so as to facilitate its implementation.

     On September 9, 2002, the Governor of the Bank of Israel notified us that he had decided to extend to us the Special Line of Credit. According to the terms of the Special Line of Credit as initially granted, the interest rate on the Special Line of Credit (which was to be charged quarterly) was set by the
Governor of the Bank of Israel at a rate equal to the Bank of Israel Rate plus
3%. In addition, we were required to pay the Bank of Israel a commission at an annual rate of 1% (which was to be charged monthly) in respect of the unutilized amount of the Special Line of Credit. The Special Line of Credit was available through the earlier of May 10, 2003 or the date of the sale of our asset and liability portfolio.

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

     The pledge in favor of the Bank of Israel does not apply to all of our assets. The assets that were not pledged to the Bank of Israel included the following: (a) loans and credits guaranteed by the State of Israel with a total balance sheet value of approximately NIS 5.0 billion as of December 31, 2007;
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

ADOPTION OF THE RUN-OFF PLAN AND AMENDMENT OF THE SPECIAL LINE OF CREDIT

     When it became apparent that the proposed "en bloc" sale of our assets and liabilities within a short time frame would not be consummated, our Board of
Directors decided to entertain other alternatives to such a sale. At its meeting on February 27, 2003, our Board adopted the principles of a proposed run-off plan,the components of which included, among other things, (a) a supervised and gradual realization of our credit assets, to be conducted over a period ending on December 31, 2006, (b) a significant reduction in manpower and in operating expenses, and (c) the continuation of the Special Line of Credit during the period of the run-off. At the same meeting, our board approved a detailed efficiency plan formulated by our management. The efficiency plan included extensive cutbacks in operating expenses and manpower, including termination and reduction of banking services unrelated to the collection of existing loans.

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
Furthermore, the Bank's Board of Directors decided that due to the reduction in the Bank's activity pursuant to the Run-Off Plan and the date set for its termination, the Bank would notify the Governor of the Bank of Israel that it agrees that its banking license be restricted in a manner that reflects its reduced activity as derived from the Run-Off Plan, including the non-acceptance of new deposits and the non-renewal of existing deposits that have reached maturity, and to the restricted license specifying that it is valid until the end of the Plan (July 31, 2008).

     On October 10, 2005 the Ministerial Committee for Social and Economic
Affairs (the Social Economic Cabinet) approved the extension of the Bank's
Run-Off Plan. The main principles of the Committee's decision are as follows:

     o    The assets of the Bank are to be realized in a supervised process and over a period ending by July 31, 2008, in the framework of the Run-Off
          Plan approved by the Bank's Board of Directors and with the changes to be determined by the Accountant General and the GCA.

     o    The maximum amount of the Special Line of Credit will at no time exceed NIS 1.25 billion and over the period of executing the Run-Off
          Plan it will not exceed the amounts approved by the Bank of Israel.

     o    The Bank will not use the Special Line of Credit or other sources for the purpose of providing new credit.

     o    The Government is responsible for the repayment of the Special Line of
          Credit as from July 1, 2005, on the condition that the interest on the
          Special Line of Credit until the end of the plan shall not exceed the
          Bank of Israel Rate.

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

     Following the approval by the Government of Israel of the extension of the
Run-Off Plan, the Governor of the Bank of Israel notified us, in his letter of
October 30, 2005, of his decision to extend the Special Line of Credit until
July 31, 2008, and of the new terms that will apply to the credit line.

     In a letter dated April 13, 2008, the Governor of the Bank of Israel informed the Director of the GCA of his decision to extend the payment date of the outstanding balance of the Special Line of Credit, until the earlier of (i)
December 31, 2008, or (ii) until the Court approval of a Section 350
Arrangement. The terms of the Special Line of Credit impose significant restrictive operating covenants on us. The main terms of the special line of credit, as they presently apply, and the main restrictions thereunder are as follows:

     o    The Special Line of Credit shall remain in effect until December 31,
          2008, or until the approval of the court to an arrangement between all of the Bank's shareholders, the State of Israel and the Bank pursuant to Section 350 of the Companies Law-1999, whichever comes first.
          Beginning on August 1, 2008, the interest rate on the utilized portion of the Special Line of Credit will be set at the interest rate of the
          Bank of Israel plus 1.5% per annum. The extension of the Special Line of Credit after July 31, 2008 is subject to an appropriate government resolution in this matter, the extension of the State guarantee to repay the full amount of the line of credit, the execution of the necessary amendments and additions to the debenture provided by the
          Bank to the benefit of the Bank of Israel on November 14, 2002 and amended on December 29, 2005, and the integration of the comments of the Bank of Israel into the arrangement application.

     o    The maximum amount of the Special Line of Credit will at no time exceed NIS 1.25 billion and it will decline gradually in accordance with the forecast that was attached to the notice of the Governor of the Bank of Israel dated October 30, 2005 regarding the extension of the line until July 31, 2008.

     o    The Bank will be allowed to continue to use the Special Line of Credit in order to meet the liquidity needs it has for fulfilling its current and banking obligations.

     o    The interest on the utilized credit until July 31, 2008 will be the
          "Bank of Israel Rate", and thereafter will be the "Bank of Israel
          Rate" plus 1.5%.

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

     The outstanding balance of the Special Line of Credit, not including interest accrued but not yet charged, was NIS 1.028 billion as of December 31,
2005, NIS 751 million as of December 31, 2006 NIS 476 million as of December 31,
2007 and NIS 369 million as of June 30, 2008.

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

On April 29, 2008, the Ministerial Committee for Privatization Issues paased a resolution regarding the privatization of the Bank. The privatization resolution establishes, among other things, as follows:

     o    Our shares held by the State of Israel shall be sold, as a single block, by way of a private sale, to an investor or a group of investors from Israel and/or abroad, who have not yet been identified
          (the "Purchaser") as part of a comprehensive sale blueprint for the transfer of all of our shares to the Purchaser, including those held by the public (the "Sale").

     o    Until the completion of the sale, we will continue to collect our credit portfolio.

     o    Based upon a letter of principles signed between our shareholders on
          March 18, 2008, we have submited a motion to approve a Section 350
          Arrangement which among other agreements, the Purchaser will purchase all of our C Shares, CC Shares, CC1 shares and Preferred Ordinary
          Shares. After consummation of the Sale, these shares will be delisted from trading on the TASE. In addition, the Purchaser will purchase, within the framework of the Section 350 Arrangement, all of the
          Ordinary A Shares and all of the various shares held by the State of
          Israel.

     o    According to the Section 350 Arrangement, we will redeem, pursuant to the terms in their offering prospectus, our D Shares and DD Shares, not held by the State of Israel.

     o    As a condition for the approval and execution of the arrangement between the shareholders, our shareholders, of all classes, will, subject to Court approval, be deemed to have waived their claims against us, our officers, employees, controlling shareholders and interested parties, as these terms are defined in the Companies Law.
          In addition, we and shareholders of C Shares, CC Shares and CC1 Shares will waive all claims against the State of Israel concerning the
          Perpetual Deposit.

     o    We will pay the full amount of the Special Line of Credit, either at the execution of the Section 350 Arrangement, or until December 31,
          2008 (or at a later date if the Bank of Israel approves a further extension of the Special Line of Credit).

     o    To authorize the Accountant General to carry out the following acts in order to facilitate the execution of this resolution:

          a)   To return to us, by July 31, 2008, or by the date of the approval by the Court of the Section 350 Arrangement, whichever is later, the Perpetual Deposit, including linkage differentials pursuant to the agreements between us and the State concerning the
               Perpetual Deposit. The Accountant General, in coordination with the GCA and the Bank, may decide that the proportionate amount of the Perpetual Deposit from the consideration paid for the D
               Shares and DD Shares held by the public shall be returned to us at the time of the return of the Perpetual Deposit as
               aforementioned, or at a later time, closer to the execution of the Sale or the liquidation of the Bank. As a condition for the return of the Perpetual Deposit, we will assure the Accountant
               General that we will use the Perpetual Deposit money to pay the balance of the Special Line of Credit.

          b)   To pay to us, for the purpose of redeeming D Shares and DD Shares not held by the State:

               1.   Interest on the Perpetual Deposit equal to the amount of the accumulated dividend to the shareholders of D Shares and DD
                    Shares, except in respect of the shares held by the State of
                    Israel, from July 1, 2002 and until the date of the
                    redemption of the shares.

               2.   A premium in the amount of 5.625% of the par value of the D
                    Shares not held by the State.

          c)   To transfer the remaining balance on the loan granted to the
               Israel Electric Company Ltd. to the benefit of the Accountant
               General or to a banking entity as determined by the Accountant
               General.

     o    To authorize the Accountant General, together with the GCA, to reach an agreement with our shareholders, of all classes, regarding the distribution of the consideration from the Sale, including taking into consideration the economic report of the expert chosen (Prof. Amir
          Barnea), and to incorporate them into the Section 350 Arrangement.

     o    Our employees shall be paid a privatization remuneration, pursuant to the directives of the Authority. The remuneration shall be given proximate to the Sale and subject to its implementation.

     The privatization resolution was passed further to and based upon a blueprint for the sale of our issued shares, which has for some time been examined by the Ministry of Finance and the GCA. Within this framework, on June
17, 2007 the GCA published a Request For Information (RFI), requesting information from parties interested in purchasing the Bank. According to information we received from the GCA, 12 companies and individuals responded to the request.

     On March 18, 2008, a letter of understanding was signed between the State of Israel and certain holders of our C Shares, CC Shares and CC1 Shares and of our Preferred Ordinary Shares, by which these parties agreed, among other things, to cooperate in the implementation of the blueprint for the sale of our shares.

     Pursuant to the privatization resolution passed by the Ministerial
Committee for Privatization Issues, our Board of Directors resolved, in its meeting on May 26, 2008, to submit the Section 350 Arrangement for the approval of the Court.

     According to the resolution, prior to filing the application with the
Court, the Bank will obtain approvals and clarifications regarding the Section
350 Arrangement from the GCA.

     Prior to approving the above resolution, the Board of Directors received expert opinions regarding the reasonability of the criteria for determining the minimum price for the sale of our shares as part of such Section 350
Arrangement, and regarding the fairness of such Section 350 Arrangement and the formula for division of the Sale proceeds as part of the Section 350 Arrangement vis-a-vis the public shareholders. Professor A. Barnea submitted a report dated
March 9, 2008 where he compared the option of winding-up the Bank with the proposed sale of our shares. The comparison was based on the basis of our financial statements as of September 30, 2007, and contains the distribution formula of the sale proceeds. In addition, a legal opinion was furnished to the
Board of Directors regarding the reasonableness of the arrangement for paying partial dividend to the holders of the C Shares, CC Shares and CC1 Shares, that would apply if the Sale will not be effected.

     The decision of the Board to submit the Section 350 Arrangement was based, among other things, on the conclusion and the findings of the fairness opinion and the legal opinion, as well as in Professor A. Barnea's report, which led the
Board to the opinion that the sale of the Bank's shares under the terms of the
Section 350 Arrangement, would be more beneficial to the public shareholders of the Bank than winding-up the Bank.

     The principal elements of the Arrangement Scheme are summarized as follows:

     The Section 350 Arrangement includes three sections (two of which are alternative) that will be submitted for the approval of the shareholders and the
Court.

     1.   First, immediately upon approval of the Section 350 Arrangement by the shareholders and the Court, (i) the State of Israel will pay the Bank the Perpetual Deposit excluding the proceeds in respect of the D
          Shares and DD Shares that are not held by the State (the proceeds in respect of the D Shares and DD Shares held by the State will remain deposited as dollar-linked deposits); (ii) the Bank will pay the balance of the Special Line of Credit out of the returned Perpetual
          Deposit; (iii) the originating motion filed by several financial institutions against us seeking to renew the dividend payment and our appeal of the dismissal of our originating motion relating to the accrual of the interest on our Perpetual Deposit will both be dismissed.

     2.   Within the framework of the second section, the Sale Option, if a purchaser is found by December 31, 2009, all of the Bank's shares (
          except for the D and DD shares not held by the State of Israel), will be sold by the State of Israel and the public by means of a sale process that will be conducted by the GCA.

          The D and DD shares that are not held by the State of Israel will be redeemed, in accordance with the shares' redemption terms. Under these terms, redemption of D Shares will be made at a premium of 5.625%
          above their nominal value, plus payment of the accrued preferential dividend in arrears, and redemption of the DD Shares in consideration of their full value, plus accrued preferential dividend arrears. The
          Bank will, out of his own resources, pay the principal redeemed while the State will pay to the Bank the amounts needed to pay the premium payment and the preferential dividend arrears.

          If the total consideration that will be received from the Purchaser is less than the greater of (i) the average amount set forth in two independent evaluations pertaining to the value of the Bank on liquidation (and adjusted upon the submission of the price bids by the offerors in the Sale Process), that will be ordered by the State, less the value of the redeemed D Shares and DD shares, or (ii) NIS 400 million (whichever is greater, to be called THE "MINIMUM PRICE"), then the Sale will require also the approval of 75% of the share capital voted in a meeting of the holders of C Shares, CC Shares and CC1
          Shares, voting as a group. The State, in its sole discretion, may decide not to proceed with the Sale even if the consideration of the
          Sale is greater than the Minimum Price.

          The Sale proceeds will be divided among the holders of the shares that are sold, pursuant to the formulas for dividing the proceeds that were formulated by Professor Barnea and which are set forth in the Section
          350 Arrangement.

          The State will return to the Bank the remainder of the Perpetual
          Deposit.

          The Shareholders will release and waive any and all claims or demands or complaints regarding the Bank, the Bank's officers, the interested parties in the Bank, the Bank's employees and the State of Israel.

          The Bank will assign to such third party as the Accountant General at the Ministry of Finance will direct, the rights of the Bank regarding the loans that were advanced by the Bank to the Israel Electric
          Company Ltd., together with the State deposits in the Bank that served as the source for those loans.

     3.   The third section, the Dividend Option, is proposed as an alternative to the Sale Option. The Dividend Option will be implemented in the event that the Sale Arrangement is not completed by December 31, 2009, or if prior to that date a liquidation order is issued by the Court or if the general meeting of the Bank shall pass a resolution of voluntary liquidation. Under the Dividend Option, the Bank will pay to the holders of C Shares, CC Shares and CC1 Shares, on December 31,
          2009, or when a liquidation order is issued against the Bank or at the time a resolution is passed of the voluntary liquidation by the general meeting of the Bank, whichever is the earlier, one half of the preferred interest at the annual rate of 6%, that accrued during the period of July 1, 2002 through July 31, 2008 plus linkage
          differentials and interest by law from July 31, 2008 and until the date of the payment to the shareholders. The State of Israel will pay to the Bank, one half of the interest at the annual rate of 6% on the
          Bank's share of the Perpetual Deposit that reflects the proceeds of the C Shares, CC Shares, CC1 Shares, that accrued during the above period, plus linkage differentials and interest by law from July 31,
          2008 and until the date of the payment to the Bank.

          The State will waive any and all claims against the Bank and/or the
          Bank's liquidator and/or the Bank's liquidation fund in relation to one half of the preferential dividends in arrears that accrued on or for the D Shares and DD Shares owned by the State during the above period from July 1, 2002 until July 31, 2008.

          The holders of the C Shares, CC Shares, and CC1 Shares will waive all and any claims in connection with the Perpetual Deposit, the return thereof to the Bank, the payment of the interest thereon and payment of dividend on their shares in respect of the period until the payment to them of half of the preferential dividends in arrears as aforesaid.
          However, this waiver will not derogate from the rights of the holders of C Shares, CC Shares, and CC1 Shares to the accrual of preferential dividend in respect of their shares according to the by-laws of the
          Bank, including in relation to the above period.

     The above description is a summary of the main principles of the Section
     350 Arrangement, and is qualified by the full text of the Section 350
     Arrangement which was approved by the Board of Directors andwhich was filed for the Court approval.

     Since the redemption of the D Shares and DD Shares and the payment of half of the preferential dividend in respect of the C Shares, CC Shares and CC1
     Shares, as described above, may be deemed a reduction in capital, we filed, along with the filing with the Court of the motion to approve the Section
     350 Arrangement, a motion to reduce our capital, as approved by the Bank's
     Board of Directors on May 26, 2008. Therefore, implementation of the
     Section 350 Arrangement is also subject to the Court's approval of the motion to reduce capital.

OUR REQUEST FOR REIMBURSEMENT OF SURPLUS INTEREST ON THE SPECIAL LINE OF CREDIT

     We have petitioned the Bank of Israel to reimburse us for certain interest payments that we previously made. Prior to the amendment of the Special Line of
Credit on September 1, 2003 (in connection with the adoption and approval of the
Run-Off Plan), the interest rate on the amounts outstanding on the credit we drew from the Bank of Israel was (a) the Bank of Israel Rate plus 5% from August
2002 to November 13, 2002 and (b) the Bank of Israel Rate plus 3% from November
13, 2002 to July 29, 2003. Additionally, we paid a high interest rate on liquidity deficits that occurred from time to time in our account with the Bank of Israel. As amended, the Special Line of Credit has an interest rate on outstanding amounts, until July 31, 2008, equal to the Bank of Israel Rate, and from August 1, 2008, at the Bank of Israel Rate plus 1.5%. We have requested that the Bank of Israel reimburse us for the difference between the amount of interest that we paid at the previous interest rates between August 2002 and
July 2003 and the amount of interest that we would have paid if we were charged only the Bank of Israel Rate during the same time period. The total amount that we have requested to be reimbursed, with interest thereon, as of December 31,
2007 is approximately NIS 80 million. In recent discussions between us and the
Bank of Israel it was clarified that the matter of the reimbursement as aforesaid, shall be reviewed upon the full payment of the Special Line of
Credit. We continue to carry on discussions with the Bank of Israel regarding the return of the above surplus interest (the amount of which will be examined and clarified between us and the Bank of Israel).

CURRENT OPERATIONS UNDER THE RUN-OFF PLAN

     As a result of our considerable efforts to collect existing loans, we have significantly reduced the aggregate amount of our outstanding loans to the public. This balance (not including a loan to the Israel Electric Corporation
Ltd. guaranteed by the State of Israel and granted out of a deposit that the
State of Israel has deposited with us for that purpose), which at December 31,
2001 amounted to NIS 5,238 million, was reduced to NIS 1,826 million on December
31, 2004, to NIS 1,276 million on December 31, 2005, to NIS 848 million on
December 31, 2006 and to NIS 558 million on December 31, 2007. Even when we take into consideration the allowances for doubtful debts provided for during this period (and which are deducted from the amount of our outstanding loans), this still represents a collection of considerable loan amounts.

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

     Following the liquidity crisis that we experienced in the third quarter of
2002 and the implementation of our Run-Off Plan, we are presently able to borrow only by drawing on the Special Line of Credit. The Special Line of Credit is
available to us only in shekels at a variable rate of interest based upon the
Bank of Israel Rate and for a period expiring on December 31, 2008, or until the
Court approves the Section 350 Arrangement, whichever is earlier.

     In order to reduce our exposure to the risks resulting from these circumstances, we are carrying out swap transactions with other banks.

     For further discussion of our risk management, see "Item 11. Quantitative and Qualitative Disclosures About Market Risk" below.

     The reduction in our operations was accompanied by a reduction in our staff. The number of employees, which as of January 1, 2002 was 170, was reduced to 79 by December 31, 2003, and was further reduced to 43 by December 31, 2007.

     In addition to the significant reduction in payroll expenses because of the reduction in the number of employees and the salary reductions that were implemented at the beginning of 2003, we also took steps to significantly reduce operating costs. We relocated to new offices in September 2003. The new office space is two-thirds smaller than the previous office space that we rented and the rent per square meter of the new office space is significantly lower than the rent we had been paying. We have also outsourced our computer services in order to reduce our computer expenses. We maintain close and continuous contacts with the Bank of Israel and the Government of Israel. Due to the limitations imposed upon us, we will refrain from extending new loans to customers and our activities will concentrate on collection of the existing loan portfolio. Our policy is to act diligently in all matters relating to collection of problematic debts, and in connection with such policy, we have incurred significant collection costs and legal fees.

AVERAGE BALANCE SHEETS AND INTEREST RATES

     The following tables show our average balance sheets and interest rates for the three years ending on December 31, 2007, 2006 and 2005.

AVERAGE BALANCE SHEETS AND INTEREST RATES(1)
IN TERMS OF NIS OF DECEMBER 2007

                                                             2007                                  2006                                  2005
                                               --------------------------------      -------------------------------      ---------------------------------
                                                           FINANCING    RATE OF                 FINANCING    RATE OF                   FINANCING    RATE OF
                                               AVERAGE      INCOME      INCOME       AVERAGE     INCOME      INCOME      AVERAGE        INCOME       INCOME
                                             BALANCE (2)  (EXPENSES)   (EXPENSES)   BALANCE (2) (EXPENSES)  (EXPENSES)  BALANCE (2)   (EXPENSES)   (EXPENSES)
                                               -------      -------     -------      -------     -------     -------      -------       -------     -------
                                                REPORTED AMOUNTS *                    REPORTED AMOUNTS *                   REPORTED AMOUNTS *
                                               --------------------     -------      -------------------     -------      ---------------------     -------
                                                    NIS MILLIONS           %             NIS MILLIONS           %             NIS MILLIONS              %
                                               --------------------     -------      -------------------     -------      ---------------------     -------

ISRAELI CURRENCY - NON-LINKED
ASSETS
Credit to the Public                             168.1         10.8        6.42        337.5        23.3        6.90        587.3          33.1        5.64
Deposits with Bank of Israel                       3.3            -           -          5.4           -           -          8.5             -           -
Deposits with banks                               12.4          0.5        4.03         21.0         1.1        5.25         22.5           0.9        4.00
Debentures                                           -            -           -            -           -           -          0.6           0.1       16.67
                                               -------      -------     -------      -------     -------     -------      -------       -------     -------
Total assets before effect of derivatives        183.8         11.3        6.15        363.9        24.4        6.71        618.9          34.1        5.51
Effect of derivatives ALM (3)                     64.7          2.6        4.02        137.7         7.7        5.59        288.4          11.6        4.01
                                               -------      -------                  -------     -------                  -------       -------
Total assets after effect of derivatives         248.5         13.9        5.59        501.6        32.1        6.40        907.3          45.7        5.04
                                               =======      =======     =======      =======     =======     =======      =======       =======     =======

LIABILITIES
Deposits of the public                            31.1         (0.9)      (2.89)        46.0        (1.7)      (3.70)       163.7          (5.5)      (3.36)
Deposits of Bank of Israel                       601.0        (23.7)      (3.94)       889.9       (45.2)      (5.08)     1,172.0         (43.0)      (3.67)
                                               -------      -------     -------      -------     -------     -------      -------       -------     -------
Total liabilities                               632 .1        (24.6)      (3.89)       935.9       (46.9)      (5.01)     1,335.7         (48.5)      (3.63)
                                               =======      =======     =======      =======     =======     =======      =======       =======     =======
INTEREST MARGIN NOT INCLUDING DERIVATIVES                                  2.26                                 1.70                                   1.88
INTEREST MARGIN INCLUDING DERIVATIVES                                      1.70                                 1.39                                   1.41
                                               -------      -------     -------      -------     -------     -------      -------       -------     -------

ISRAELI CURRENCY -LINKED TO THE CPI
ASSETS
Credit to the Public                             441.2         34.4        7.80        539.3        27.9        5.17        663.4          54.2        8.17
Credit to governments                              5.9          0.1        1.69          7.6           -           -         10.0           0.3        3.00
Deposits with banks                                7.2          0.6        8.33         13.7         0.8        5.84         19.6           1.5        7.65
Debentures                                         0.5            -           -          0.8           -           -          2.6           0.2        7.69
                                               -------      -------     -------      -------     -------     -------      -------       -------     -------
Total assets                                     454.8         35.1        7.72        561.4        28.7        5.11        695.6          56.2        8.08
                                               =======      =======     =======      =======     =======     =======      =======       =======     =======

LIABILITIES
Deposits of the public                            28.4         (2.2)      (7.75)        51.6        (2.6)      (5.04)       116.5          (8.3)      (7.12)
Deposits of the Government                       280.0        (14.1)      (5.04)       335.9        (7.2)      (2.14)       362.7         (18.0)      (4.96)
                                               -------      -------     -------      -------     -------     -------      -------       -------     -------
                                                 308.4        (16.3)      (5.29)       387.5        (9.8)      (2.53)       479.2         (26.3)      (5.49)
Effect of derivatives ALM (3)                     40.0         (2.6)      (6.50)        43.3        (1.1)      (2.54)        92.3          (4.2)      (4.57)
                                               -------      -------                  -------     -------                  -------       -------
Total liabilities                                348.4        (18.9)      (5.42)       430.8       (10.9)      (2.53)       571.5         (30.5)      (5.34)
                                               =======      =======     =======      =======     =======     =======      =======       =======     =======
INTEREST MARGIN NOT INCLUDING DERIVATIVES                                  2.43                                 2.58                                   2.59
INTEREST MARGIN INCLUDING DERIVATIVES                                      2.30                                 2.58                                   2.74

AVERAGE BALANCE SHEETS AND INTEREST RATES(1) (CONT'D)
IN TERMS OF NIS OF DECEMBER 2007

                                                                     2007                                     2006                                      2005
                                                     ------------------------------------      -----------------------------------      --------------------------------------
                                                                  FINANCING      RATE OF                    FINANCING    RATE OF                      FINANCING       RATE OF
                                                      AVERAGE       INCOME       INCOME        AVERAGE        INCOME      INCOME         AVERAGE        INCOME        INCOME
                                                    BALANCE (2)   (EXPENSES)   (EXPENSES)     BALANCE (2)   (EXPENSES)  (EXPENSES)      BALANCE (2)   (EXPENSES)     (EXPENSES)
                                                     ---------     ---------    ---------      ---------     ---------   ---------      ---------     ---------      ---------
                                                        REPORTED AMOUNTS *                        REPORTED AMOUNTS *                      REPORTED AMOUNTS *
                                                     -----------------------    ---------      -----------------------   ---------      -----------------------      ---------
                                                           NIS MILLIONS             %                NIS MILLIONS            %                NIS MILLIONS                %
                                                     -----------------------    ---------      -----------------------   ---------      -----------------------      ---------

FOREIGN CURRENCY-DOMESTIC OPERATIONS (4)
ASSETS
Credit to the Public                                   5,583.9        (126.0)       (2.26)       6,370.5         (90.9)      (1.43)       6,691.0         892.1          13.33
Credit to governments                                      4.9          (0.1)       (2.04)          16.9          (0.9)      (5.33)          29.5           0.7           2.37
Deposits with Bank of Israel                               0.4             -            -            0.6             -           -            1.0             -              -
Deposits with banks                                       12.5          (0.2)       (1.60)          18.5          (1.2)      (6.49)          53.5           5.8          10.84
                                                     ---------     ---------    ---------      ---------     ---------   ---------      ---------     ---------      ---------
                                                       5,601.7        (126.3)       (2.25)       6,406.5         (93.0)      (1.45)       6,775.0         898.6          13.26
Effect of derivatives ALM (3)                                -             -            -              -             -           -           57.2           7.1          12.36
                                                     ---------     ---------                   ---------     ---------                  ---------     ---------
Total assets                                           5,601.7        (126.3)       (2.25)       6,406.5         (93.0)      (1.45)       6,832.2         905.7          13.26
                                                     =========     =========    =========      =========     =========   =========      =========     =========      =========
LIABILITIES
Deposits of the public                                     2.0             -            -            4.5          (0.1)      (2.22)          29.1          (1.7)         (5.84)
Deposits of the Government                             5,550.2         129.3         2.33        6,260.1          91.4        1.46        6,471.1        (883.6)        (13.65)
Deposits of banks                                          3.9           0.1         2.56           11.4           0.9        7.89           19.6           0.7           3.57
                                                     ---------     ---------    ---------      ---------     ---------   ---------      ---------     ---------      ---------
                                                       5,556.1         129.4         2.33        6,276.0          92.2        1.47        6,519.8        (884.6)        (13.57)
Effect of derivatives ALM (3)                             24.7           0.3         1.21           94.4           5.0        5.35          253.3         (11.9)         (4.70)
                                                     ---------     ---------                   ---------     ---------                  ---------     ---------
Total liabilities                                      5,580.8         129.7         2.32        6,370.4          97.2        1.53        6,773.1        (896.5)        (13.24)
                                                     =========     =========    =========      =========     =========   =========      =========     =========      =========
INTEREST MARGIN NOT INCLUDING DERIVATIVES                                            0.08                                     0.02                                       (0.31)
INTEREST MARGIN INCLUDING DERIVATIVES                                                0.07                                     0.08                                        0.02

TOTAL
Monetary assets generating financial income            6,240.3         (79.9)       (1.28)       7,331.8         (39.9)      (0.54)       8,089.5         988.9          12.22
Effect of derivatives ALM (3)                             64.7           2.6         4.02          137.7           7.7        5.59          345.6          18.7           5.41
                                                     ---------     ---------                   ---------     ---------                  ---------     ---------
Total monetary assets generating financing
income                                                 6,305.0         (77.3)       (1.23)       7,469.5         (32.2)      (0.43)       8,435.1       1,007.6          11.95
                                                     =========     =========                   =========     =========                  =========     =========
Monetary liabilities generating financing
expenses                                               6,496.6          88.5         1.36        7,599.4          35.5       (0.47)       8,334.7        (959.4)        (11.51)
Effect of derivatives ALM (3)                             64.7          (2.3)       (3.55)         137.7           3.9        2.83          345.6         (16.1)         (4.66)
                                                     ---------     ---------                   ---------     ---------                  ---------     ---------
Total liabilities generating financing expenses        6,561.3          86.2         1.31        7,737.1          39.4        0.51        8,680.3        (975.5)        (11.24)
                                                     =========     =========                   =========     =========                  =========     =========
INTEREST MARGIN NOT INCLUDING DERIVATIVES                                            0.08                                    (0.07)                                       0.71
INTEREST MARGIN INCLUDING DERIVATIVES                                                0.08                                     0.08                                        0.71

AVERAGE BALANCE SHEETS AND INTEREST RATES(1) (CONT'D)
IN TERMS OF NIS OF DECEMBER 2007

                                                                     2007                                     2006                                      2005
                                                     ------------------------------------      -----------------------------------      --------------------------------------
                                                                  FINANCING         RATE OF                          FINANCING           RATE OF                           FINANCING       RATE OF
                                                      AVERAGE       INCOME          INCOME           AVERAGE          INCOME             INCOME          AVERAGE             INCOME        INCOME
                                                    BALANCE (2)   (EXPENSES)      (EXPENSES)        BALANCE (2)      (EXPENSES)         (EXPENSES)      BALANCE (2)        (EXPENSES)     (EXPENSES)
                                                    ----------    -----------      ---------         ----------       ---------         ----------       ---------         ---------       ---------
                                                        REPORTED AMOUNTS *                               REPORTED AMOUNTS *                                  REPORTED AMOUNTS *
                                                    -------------------------      ---------         -------------------------          ----------       -----------------------------     ---------
                                                          NIS MILLIONS                 %                   NIS MILLIONS                     %                     NIS MILLIONS                 %
                                                    -------------------------      ---------         -------------------------          ----------       -----------------------------     ---------

In respect of options                                                       -                                                 -                                                  (0.8)
Financing commissions and other financing
income                                                                   30.0                                              23.7                                                  41.5
Other financing expenses                                                 (9.6)                                            (12.7)                                                (11.2)
                                                                    ---------                                         ---------                                             ---------
Profit from financing operations before                                  29.3                                              18.2                                                  61.6
allowance for doubtful debts
Allowance for doubtful debts (including
general and supplementary allowances)                                    13.8                                             (21.7)                                                (44.2)
                                                                    ---------                                         ---------                                             ---------
Profit (Loss) from financing operations
after allowance for doubtful debts                                       43.1                                              (3.5)                                                 17.4
                                                                    =========                                         =========                                             =========
Other monetary assets                                  865.1                                            868.7                                                 852.6
General and supplementary allowances for
doubtful debts                                         (49.0)                                           (55.1)                                                (65.6)

Non-monetary assets                                     48.7                                             57.1                                                  63.5
                                                   ---------                                         --------                                            ----------
Total assets                                         7,105.1                                          8,202.5                                               8,940.0
                                                   =========                                         ========                                            ==========

Other monetary liabilities                              85.8                                             79.3                                                  87.6
Non-monetary liabilities                                 1.1                                              1.6                                                   2.6
Capital resources                                      521.6                                            522.2                                                 515.1
                                                   ---------                                         --------                                            ----------

Total liabilities and capital resources              7,105.1                                          8,202.5                                               8,940.0
                                                   =========                                         ========                                            ==========

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

     The following table summarizes our assets and liabilities outstanding as of
December 31, 2007, 2006, and 2005:

                                  IN MILLIONS OF NIS
                             ----------------------------
                                   REPORTED AMOUNTS
                             ----------------------------
                             2007        2006        2005
                             ----        ----        ----

Total assets                6,483       7,516       8,721

Assets consisting of
credits to the public       5,521       6,519       7,681
Total liabilities*          5,926       7,006       8,193
Liabilities
consisting of
deposits                    5,855       6,923       8,110

* Not including Preference shares

     The following table shows the linkage basis (currency) breakdown of our credit to the public outstanding as of December 31, 2007, 2006 and 2005:

                                                      IN MILLIONS OF NIS
                                                -----------------------------
                                                       REPORTED AMOUNTS
                                                -----------------------------
                                                2007        2006         2005
                                                -----       -----       -----

Non-linked Israeli currency                       104         214         400

CPI linked Israeli currency                       340         465         617

Dollar and linked thereto                       5,060       5,819       6,597

Other foreign currency and linked thereto          17          21          67
                                                -----       -----       -----

TOTAL                                           5,521       6,519       7,681
                                                =====       =====       =====

INVESTMENT PORTFOLIO

     The following table presents the book or market value of our investment portfolio as of December 31 of 2003, 2004, 2005, 2006 and 2007:

                                                              IN MILLIONS OF NIS
                                               --------------------------------------------------

                                                2007*     2006*       2005*      2004*     2003**
                                               ------     ------     ------     ------     ------

Marketable Non-Government bonds                     -          -          -        0.2        7.2
Non-marketable Non-
Government bonds                                  0.5        0.7        2.6        3.5        7.9
Non-marketable shares                            11.8       16.7       29.6       30.5       34.3

Marketable and available for sale shares         34.0       33.0       31.0       25.8       36.0
                                               ------     ------     ------     ------     ------

Total                                            46.3       50.4       63.2       60.0       85.4
                                               ======     ======     ======     ======     ======

     * Reported Amounts

     ** Adjusted Amounts

INTERNATIONAL OPERATIONS

     We have no material operations outside of Israel and our past and current operations concentrate on the Israeli market.

LOAN PORTFOLIO

     TOTAL CREDIT TO THE PUBLIC

     As of December 31, 2007, the total credit to the public amounted to NIS
5,521 million compared with NIS 6,519 million as of December 31, 2006. These figures include credit guaranteed by the State of Israel and granted to the
Israel Electric Corporation Ltd. out of a deposit that was deposited with us by the State of Israel for that purpose, the balance of which amounted to NIS 4,963 million as of December 31, 2007 compared with NIS 5,671 million as of December
31, 2006. Net of such credit, the credit to the public amounted to NIS 558 million as of December 31, 2007 compared with NIS 848 million as of December 31,
2006 (a 34% decrease). The above figures are after deduction of allowance for doubtful debts. This decrease stemmed mainly from our policy to reduce our credit portfolio and was also affected by the allowances for doubtful debts that were recorded in the past year. As of March 31, 2008, total credit to the public amounted to NIS 462 million (excluding credit guaranteed by the State of Israel and granted to the Israel Electric Corporation Ltd. out of a deposit that was deposited with us by the State of Israel for that purpose), which reflects a decline of NIS 96 million (approximately 17%) compared to the balance outstanding as of December 31, 2007.

ANALYSIS OF OVERALL RISK BY BUSINESS SECTORS

     The following tables show, by business sector, the related risk counterparties to whom our counterparty risk exposures were allocated in the last five years.

CREDIT TO THE PUBLIC - ANALYSIS OF OVERALL RISK BY BUSINESS SECTORS
ADJUSTED AMOUNTS

                                                                               DECEMBER 31, 2007
                                        ------------------------------------------------------------------------------------------------
                                                                                ANNUAL
                                                                               EXPENSE
                                                                               FOR THE
                                                                               SPECIFIC                                        % OF SECTOR
                                        BALANCE                  TOTAL RISK    ALLOWANCE  BALANCE OF               TOTAL RISK  OF TOTAL RISK
                                         SHEET     OFF-BALANCE       OF           FOR    PROBLEMATIC                 NET OF       NET OF
                                        CREDIT     SHEET CREDIT  CREDIT TO      DOUBTFUL    DEBTS    GOVERNMENT    GOVERNMENT   GOVERNMENT
                                       RISK (1)**    RISK (2)**   PUBLIC**       DEBTS     (3)(5)    GUARANTEES    GUARANTEES   GUARANTEES
                                        -------       -------     -------       -------    -------     -------       -------     -------

                                                                                IN MILLIONS OF NIS
                                        ------------------------------------------------------------------------------------------------

Agriculture                                 5.2           0.6         5.8          (0.2)       1.0           -           5.8         0.8%
Industry                                  264.6          12.1       276.7          (7.2)     179.6           -         276.7        36.1%
Construction and real estate               56.4          65.3       121.7           0.6      102.4           -         121.7        15.9%
Electricity                             5,083.5           3.2     5,086.7             -       38.0     4,963.2         123.5        16.1%
Commerce                                   14.3           5.6        19.9          (0.6)      16.8           -          19.9         2.6%
Restaurants and hotels                      8.9           2.1        11.0             -        7.5           -          11.0         1.4%
Transport and storage                      19.2             -        19.2             -          -           -          19.2         2.5%
Communications and computer services        3.8           0.4         4.2           0.8        2.0           -           4.2         0.5%
Financial services                         32.6          70.8       103.4          (1.2)       2.7           -         103.4        13.5%
Other business services                    32.1           3.4        35.5           0.8        8.9           -          35.5         4.6%
Public and community services              42.6           0.1        42.7          (0.4)      30.9           -          42.7         5.5%
Private households                          3.6             -         3.6             -        0.3           -           3.6         0.5%
                                        -------       -------     -------       -------    -------     -------       -------     -------
Total                                   5,566.8         163.6     5,730.4          (7.4)     390.1     4,963.2         767.2       100.0%
                                        =======       =======     =======       =======    =======     =======       =======     =======
Credit risk included in the
 various industry sectors:
Agricultural settlement movements (4)     173.8           1.4       175.2          (6.3)      78.0
Local authorities and entities
   controlled by them                       4.0             -         4.0             -          -

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
     non-income bearing loans) as of December 31, 2007 was NIS 572.6 million

CREDIT TO THE PUBLIC - ANALYSIS OF OVERALL RISK BY BUSINESS SECTORS (CONT.)
REPORTED AMOUNTS

                                                                                         DECEMBER 31, 2006
                                                -------------------------------------------------------------------------------------------------
                                                                                        ANNUAL
                                                                                        EXPENSE
                                                                                        FOR THE
                                                                                        SPECIFIC                                       % OF SECTOR
                                                BALANCE                  TOTAL RISK    ALLOWANCE  BALANCE OF              TOTAL RISK  OF TOTAL RISK
                                                 SHEET      OFF-BALANCE     OF           FOR    PROBLEMATIC                NET OF       NET OF
                                                CREDIT     SHEET CREDIT  CREDIT TO      DOUBTFUL    DEBTS     GOVERNMENT  GOVERNMENT   GOVERNMENT
                                               RISK (1)       RISK (2)    PUBLIC         DEBTS      (3)(5)    GUARANTEES   GUARANTEES   GUARANTEES
                                                -------       -------     -------       -------     -------     -------     -------       -------

                                                                                            NIS MILLIONS
                                                -------------------------------------------------------------------------------------------------

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

CREDIT TO THE PUBLIC - ANALYSIS OF OVERALL RISK BY BUSINESS SECTORS (CONT.)
REPORTED AMOUNTS

                                                                                     DECEMBER 31, 2005
                                            ---------------------------------------------------------------------------------------------------
                                                                                    ANNUAL
                                                                                    EXPENSE
                                                                                    FOR THE
                                                                                   SPECIFIC                                          % OF SECTOR
                                            BALANCE                 TOTAL RISK     ALLOWANCE  BALANCE OF                TOTAL RISK   OF TOTAL RISK
                                            SHEET       OFF-BALANCE     OF            FOR    PROBLEMATIC                  NET OF        NET OF
                                            CREDIT     SHEET CREDIT  CREDIT TO      DOUBTFUL    DEBTS     GOVERNMENT    GOVERNMENT    GOVERNMENT
                                           RISK (1)      RISK (2)     PUBLIC         DEBTS      (3)(5)    GUARANTEES    GUARANTEES    GUARANTEES
                                            -------       -------     -------       -------     -------     -------       -------       -------

                                                                                        NIS MILLIONS
                                            ---------------------------------------------------------------------------------------------------

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

CREDIT TO THE PUBLIC - ANALYSIS OF OVERALL RISK BY BUSINESS SECTORS (CONT.)
 REPORTED AMOUNTS

                                                                                     DECEMBER 31, 2004
                                            -----------------------------------------------------------------------------------------------------
                                                                                    ANNUAL
                                                                                    EXPENSE
                                                                                    FOR THE
                                                                                   SPECIFIC                                             % OF SECTOR
                                            BALANCE                 TOTAL RISK     ALLOWANCE  BALANCE OF                  TOTAL RISK   OF TOTAL RISK
                                            SHEET       OFF-BALANCE     OF            FOR    PROBLEMATIC                    NET OF        NET OF
                                            CREDIT     SHEET CREDIT  CREDIT TO      DOUBTFUL    DEBTS       GOVERNMENT    GOVERNMENT    GOVERNMENT
                                           RISK (1)**    RISK (2)**   PUBLIC**       DEBTS      (3)(5)      GUARANTEES    GUARANTEES    GUARANTEES
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

CREDIT TO THE PUBLIC - ANALYSIS OF OVERALL RISK BY BUSINESS SECTORS (CONT.)
ADJUSTED AMOUNTS

                                                                                    DECEMBER 31, 2003
                                            -----------------------------------------------------------------------------------------------------
                                                                                    ANNUAL
                                                                                    EXPENSE
                                                                                    FOR THE
                                                                                   SPECIFIC                                             % OF SECTOR
                                            BALANCE                 TOTAL RISK     ALLOWANCE  BALANCE OF                  TOTAL RISK   OF TOTAL RISK
                                            SHEET       OFF-BALANCE     OF            FOR    PROBLEMATIC                    NET OF        NET OF
                                            CREDIT     SHEET CREDIT  CREDIT TO      DOUBTFUL    DEBTS       GOVERNMENT    GOVERNMENT    GOVERNMENT
                                           RISK (1)**    RISK (2)**   PUBLIC**       DEBTS      (3)(5)      GUARANTEES    GUARANTEES    GUARANTEES
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

MATURITY DISTRIBUTION OF CREDIT TO THE PUBLIC BY LINKAGE BASIS SEGMENTS

     The following table sets forth the maturity profile of our credit to the public by linkage basis segments as of December 31, 2007. In this table, the future cash flows in respect of assets and liabilities are presented according to linkage base, and in accordance with the remaining period to the contractual maturity date of each cash flow.

                                                                  IN MILLIONS OF NIS
                                          -----------------------------------------------------------------------
                                            UP        BETWEEN     BETWEEN 6   BETWEEN        MORE
LINKAGE                                    TO 3        3 AND        AND        1 AND         THAN
BASIS                                     MONTHS      6 MONTHS   12 MONTHS    5 YEARS       5 YEARS        TOTAL
                                          -------     -------     -------     -------       -------       -------

Non-Linked Israeli currency                  63.2         4.0        21.0        26.8             -         115.0
CPI-linked Israeli Currency                  15.1        17.0        30.3       209.5         195.8         467.7
Foreign Currency and linked thereto         157.9       138.8       279.2     2,188.0       5,484.6       8,248.5
                                          -------     -------     -------     -------       -------       -------

TOTAL                                       236.2       159.8       330.5     2,424.3       5,680.4       8,831.2
                                          =======     =======     =======     =======       =======       =======

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

                                                                                 AS OF DECEMBER 31
                                                              ---------------------------------------------------------
                                                              2007          2006        2005          2004         2003
                                                              -----        -----        -----        -----        -----

Non income bearing                                             69.7        171.2        267.0        400.2        571.6
Restructured (2)                                               31.5         74.1         97.9        108.3         34.7
Designated for restructuring (3)                               17.3         26.9         13.5         24.3         54.2
Temporarily in arrears                                          8.7         14.5         64.2        117.9        102.4
Under special supervision*                                    181.7        208.5        282.8        353.8        497.2
                                                              -----        -----        -----        -----        -----
Total balance sheet credit to
   problematic borrowers (1)                                  308.9        495.2        725.4      1,004.5      1,260.1
                                                              =====        =====        =====      =======      =======

 Off-balance sheet credit risk in respect of
   problematic borrowers (1)                                   81.2         88.0         73.7        121.6        187.2

Debentures of problematic borrowers                               -            -            -            -          0.1
                                                              -----        -----        -----        -----        -----
Overall credit risk in respect of problematic
   borrowers (1) (4)                                          390.1        583.2        799.1      1,126.1      1,447.4
                                                              =====        =====        =====      =======      =======

*    Including NIS 169.7 million as of December 31, 2007 in respect of debts for which a specific allowance exists (NIS 183.1 as of December 31, 2006, NIS
     74.9 million as of December 31, 2005, NIS 116.1 million as of December 31,
     2004 and NIS 136.1 million as of December 31, 2003).

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

     The data presented above indicates the high volume of debts that are classified as non-income bearing in relation to total credit to the public. The interest revenue in respect of those debts, which will not be included in financing income, will have a negative impact on our results of operations in the future, as long as the debts continue to be classified as non-income bearing. Interest income that was not credited to income for non-income bearing debts for the year ending December 31, 2007 was NIS 9 million, in comparison to
NIS 23 million for the year ending December 31, 2006, and NIS 28 million for the year ending December 31, 2005.

     According to our policy, a loan is classified as non-income bearing if the loan is in arrears and management's evaluation is that the arrears are not temporary.

LOAN CONCENTRATION

     The following table sets forth our credit risk exposure to the largest six borrowers/borrower groups as defined by the Proper Banking Procedures of the
Bank of Israel, for the five years ending on December 31, 2007, 2006, 2005,
2004, and 2003:

                                                        IN MILLIONS OF NIS
                             ----------------------------------------------------------------------------
                                 2007           2006           2005            2004            2003
                             -------------- -------------- -------------- --------------- ---------------
                                                                                             ADJUSTED
                                                  REPORTED AMOUNTS                           AMOUNTS
                             ------------------------------------------------------------ ---------------

Credit risk exposure to
the largest six
borrowers/borrower groups*            313.1          368.6          433.2          542.3            595.5
---------------------------- --------------  -------------  -------------  --------------  --------------
Total credit to the
public**                            5,521.1        6,519.1        7,680.7        7,993.4          9,189.6
---------------------------- --------------  -------------  -------------  --------------  --------------
Percentage of the
borrower/borrower group of
the total credit to the
public                                  5.7%           5.7%           5.6%            6.8%            6.5%
---------------------------- --------------  -------------  -------------  --------------  --------------

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

        o    December 31, 2007* -               NIS 4,963.2 million

        o    December 31, 2006*                 NIS 5,671.0 million

        o    December 31, 2005* -               NIS 6,405.0 million

        o    December 31, 2004* -               NIS 6,167.3 million

        o    December 31, 2003** -              NIS 6,405.3 million

        *    Reported Amounts

        **   Adjusted Amounts

ANALYSIS OF SPECIFIC ALLOWANCES FOR DOUBTFUL DEBTS BY BUSINESS SECTORS

The following table details our annual expense (income) for specific allowances for doubtful debts, according to business sectors, for each of the past five years:

                                          2007                    2006                    2005                    2004                    2003
                                    ------------------     -------------------     -------------------     -------------------     -------------------
                                    REPORTED               REPORTED                REPORTED                REPORTED                ADJUSTED
                                    AMOUNTS                AMOUNTS                 AMOUNTS                 AMOUNTS                 AMOUNTS
                                    -------                -------                 -------                 -------                 -------
                                       IN                    IN                      IN                      IN                      IN
                                    MILLIONS               MILLIONS                MILLIONS                MILLIONS                MILLIONS
                                     OF NIS       %        OF NIS         %        OF NIS         %        OF NIS         %        OF NIS         %
                                    -------    -------     -------     -------     -------     -------     -------     -------     -------     -------

Agriculture                            (0.2)         3         1.4           5           -           -         0.7           1           -           -
Industry                               (7.2)        97         7.2          26        15.5          28        29.8          38        66.1          49
Construction and real estate            0.6         (8)        7.5          27        31.7          56        24.3          31        18.8          14
Electricity                               -          -           -           -        19.0          34         2.6           3         1.2           1
Commerce                               (0.6)         8         2.1           8         2.5           4         4.2           5         4.9           4
Restaurants and hotels                    -          -         0.7           3         0.9           2         0.5           1         6.8           5
Transport and storage                     -          -         0.1           -         0.1           -           -           -         0.1           -
Communications and computer
services                                0.8        (11)       (1.1)         (4)        1.3           2        (0.5)         (1)        7.8           6
Financial services                     (1.2)        16         1.3           5       (17.7)        (31)        4.7           6        10.0           7
Other business services                 0.8        (11)        6.7          24         3.4           6        10.6          14         6.7           5
Public and community services          (0.4)         6         1.2           4        (0.5)         (1)        1.1           1        11.5           9
Private households                        -                    0.5           2           -           -         1.1           1           -           -
TOTAL                                  (7.4)       100        27.6         100        56.2         100        79.1         100       133.9         100
                                    -------    -------     -------     -------     -------     -------     -------     -------     -------     -------
Credit risk included in the
various industry sectors:
Agricultural settlement
movements                              (6.3)        85         2.1           8        (1.5)         (3)       (1.8)         (2)       10.2           8
Local authorities                         -          -           -           -           -           -           -           -           -           -

DEPOSITS

     The following tables provide an analysis of the maturity of deposits as of
December 31, 2007. In the tables below the future cash flows in respect of assets and liabilities are presented according to linkage base, and in accordance with the remaining period to the contractual maturity date of each cash flow.

DEPOSITS OF THE PUBLIC AS OF DECEMBER 31, 2007

                                                        IN MILLIONS OF NIS
                                           ---------------------------------------------
                                             UP      BETWEEN    BETWEEN 6  MORE
LINKAGE                                    TO 3       3 AND      AND 12    THAN
SEGMENT                                    MONTHS    6 MONTHS    MONTHS   1 YEAR   TOTAL
                                           ------    --------    ------   ------   -----

Non-Linked Israeli currency                 26.7        0.2       2.8         -    29.7
CPI-linked Israeli Currency                  2.2        1.9       4.6      20.1    28.8
Foreign Currency and linked thereto          0.2        0.2       0.1         -     0.5

DEPOSITS OF THE GOVERNMENT AS OF DECEMBER 31, 2007

                                                          IN MILLIONS OF NIS
                                           ----------------------------------------------------
                                             UP      BETWEEN      BETWEEN 6    MORE
LINKAGE                                     TO 3      3 AND        AND 12      THAN
SEGMENT                                    MONTHS    6 MONTHS      MONTHS     1 YEAR     TOTAL
                                           ------    --------      ------     -------   -------

CPI- linked Israeli Currency                 11.2        18.2        22.4       223.9     275.7
Foreign Currency and linked thereto         138.8       138.1       276.9     7,658.8   8,212.6

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     THE FINANCIAL INFORMATION PRESENTED IN THIS ITEM BELOW IS BASED ON ISRAELI
GAAP, WHICH MAY DIFFER MATERIALLY FROM U.S. GAAP. FOR A RECONCILIATION OF OUR
FINANCIAL INFORMATION TO U.S. GAAP, SEE "ITEM 3.A. SELECTED FINANCIAL DATA" AND
"ITEM 17. FINANCIAL STATEMENTS."

     SUMMARY

     Until the liquidity crisis we experienced in the third quarter of 2002, which stemmed from the withdrawals of deposits by the public, our business focused on regular banking activities, including, without limitation, the extension of short, medium and long term credit in NIS and foreign currencies, the acceptance of deposits in all currencies, the maintenance of checking accounts and the issuance of credit cards. In addition, we issued guarantees of all types in Israel and abroad and issued letters of credit and other documents relating to foreign trade. As of June 30, 2002, the balance of the public's deposits with us was NIS 3,597 million, which decreased to NIS 1,291 million as of December 31, 2002. As a result of the increased withdrawals of deposits by the public, we began to experience a severe liquidity crisis. By December 31,
2003 the balance of the public's deposits with us had declined to only NIS 620 million, and by December 31, 2007, to NIS 55 million.

     In response to the liquidity crisis, the Government of Israel and the Bank of Israel proposed a plan for the ultimate sale of our assets and liabilities to a third party. Until the sale, however, the Bank of Israel agreed to provide us the Special Line of Credit to help us manage our liquidity crisis and continue our operations. See "Item 4. Information on the Company-Business
Overview-Proposed Sale of the Bank and Extension of Special Line of Credit by
the Bank of Israel" for a detailed description of the proposed sale and the
Special Line of Credit from the Bank of Israel.

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

     On April 29, 2008, the Ministerial Committee for Privatization Matters
passed a resolution regarding the privatization of the Bank, which would be implemented as part of the Section 350 Arrangement, whereby all of our shares would be sold or redeemed. See Item 4. Information on the Company-Business
Overview- Adoption of the Run-Off Plan and Amendment of the Special Line of
Credit."

     Pursuant to the privatization resolution passed by the Ministerial
Committee for Privatization Issues, our Board of Directors resolved, at its meeting on 26 May, 2008, to submit the Section 350 Arrangement for the approval of the Court.

     Prior to approving the above resolution, our Board of Directors received expert opinions regarding the reasonability of the criteria for determining the minimum price for the sale of our shares as part of such Section 350
Arrangement, and regarding the fairness of such Section 350 Arrangement and the formula for division of the Sale proceeds as part of the Section 350 Arrangement vis-a-vis the public shareholders. Professor A. Barnea submitted a report dated
March 9, 2008, where he compared the option of winding-up the Bank with the proposed sale of our shares., The comparison was based on our financial statements as of September 30, 2007, and contains the distribution formula of the sale proceeds. In addition, a legal opinion was furnished to the Board regarding the reasonableness of the arrangement for paying partial dividend to the holders of the C Share, CC Shares and CC1 Shares, if the Sale will not be effected.

     The Board of Directors' decision to submit the Section 350 Arrangement was based, among other things, on the conclusion and the findings of the fairness opinion and the legal opinion, as well as on Professor Barnea's report, which led the Board to the opinion that the sale of the Bank's shares under the terms of the Section 350 Arrangement, would be more beneficial to th epublic shareholders of the bank than winding-up the Bank.

     The principal elements of the Arrangement Scheme are summarized in Item 4.
Information on the Company-Business Overview- Adoption of the Run-Off Plan and
Amendment of the Special Line of Credit."

A.   OPERATING RESULTS

     For the fiscal year ended December 31, 2007, we had a profit of NIS 22.2 million, compared with a loss of NIS 17.1 million in 2006 and a loss of NIS 8.4 million in 2005.

     Our total balance sheet as of December 31, 2007 amounted to NIS 6,483 million as compared to NIS 7,516 million at December 31, 2006 and NIS 8,721 million as of December 31, 2005. Credit to the public amounted to NIS 5,521 million, which represented approximately 85.2% of our total balance sheet.

     Our profits from financing operations before the provision for doubtful debts amounted to NIS 29.3 million in 2007 compared to NIS 18.2 million in 2006 and NIS 61.6 million in 2005. Our after-tax profit from ordinary operations amounted to NIS 22.2 million in 2007 compared to a loss of NIS 17.1 million in
2006 and a loss of NIS 8.4 in 2005.

The increase in profit from financing operations resulted mainly from the following:

-    The increase in revenues from interest collected on problematic debts which amounted to NIS 17.4 million compared with NIS 9.4 million in 2006 and NIS
     21.6 million in 2005.

-    A decrease in the volume of problematic debts classified as non-interest bearing. The average balance of non-interest bearing debts in 2007 amounted to NIS 109 million, compared with NIS 242 million in 2006. The balance of these debts constituted 13.7% of total monetary assets (excluding credit to the Israel Electric Company guaranteed by the State), compared with 20.3%
     in 2006.

-    The impact of the decrease in the interest rate in the economy on the volume of the non-accrual of income in respect of non-interest bearing debt. The average interest rate in 2007 was lower than the average interest last year. As a result, the negative impact of the non-accrual of revenues in respect of non-revenue generating debt was smaller than in the same period last year, in addition to the aforementioned volume of problematic debts.

On the other hand, this increase was offset by the decrease in the volume of the
Bank's financing activity, as part of the policy implemented by the Bank in the past few years. For details regarding this decrease in volume, see the analysis of financing activity by linkage segment.

     In our allowance for doubtful debts, an amount of NIS 13.8 million was recorded as income in this item in 2007, compared with an expense of NIS 21.7 million in 2006 and an expense of NIS 44.2 million in 2005. In the specific allowances for doubtful debts, income of NIS 7.3 million was recorded in 2007, compared with an expense of NIS 27.6 million in 2006 and an expense of NIS 56.2 million in 2005. The supplementary allowance for doubtful debts reflected a decrease of NIS 6.5 million in 2007, compared with a decrease of NIS 5.9 million in 2006 and NIS 12.0 million in 2005.

     The decrease in the supplementary allowance for doubtful debts is mainly due to the decrease in the volume of problematic debts in general and to the volume of non-income bearing debts in particular. This decline is gradual and has been reflected in our financial statements in recent years.

     The supplementary allowance for doubtful debts (including a general allowance for doubtful debts) amounted to NIS 45.2 million as of December 31,
2007, constituting 7.5% of the balance of the credit (excluding State-guaranteed credit to the Israel Electric Company out of the State deposit) before the aforementioned allowance, compared with an allowance of NIS 51.7 million in 2006 which constituted 5.7% of the balance of the credit. This rate is extraordinarily higher than the accepted rate in the banking system. The high rate derives mainly from the volume of the general allowance which amounts to
NIS 38.9 million. The general allowance was standard practice in the banking system until December 31, 1991 and it was based on the volume of the debt as of that date. In accordance with the provisions of the Supervisor of Banks, the aforementioned allowance remained at that volume, notwithstanding the decrease in the volume of debt in recent years. At present it constitutes 6.4% of the balance of the credit (versus 4.3% at December 31, 2006).

     Following are comparative data on the development of the overall credit risk in respect of problematic borrowers(1) (in NIS millions):

                                                                             AS AT DECEMBER 31,
                                                                            -------------------
                                                                              2007        2006
                                                                            -------     -------

Non income bearing                                                             69.7       171.2
Restructured (2)                                                               31.5        74.1
Designated for restructuring (3)                                               17.3        26.9
Temporarily in arrears                                                          8.7        14.5
Under special supervision*                                                    181.7       208.5
                                                                            -------     -------
Total balance sheet credit to problematic borrowers (1)                       308.9       495.2
Off-balance sheet credit risk in respect of problematic borrowers (1)          81.2        88.0
                                                                            -------     -------

Overall credit risk in respect of problematic borrowers (1) (4)               390.1       583.2
                                                                            =======     =======

*    Including an amount of NIS 169.7 million (NIS 183.1 million on December 31,
     2006) in respect of debts for which a specific allowance exists.

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

     A comparison of the data indicates a decrease in the volume of problematic debts in general and debts classified as non-income bearing in particular. The decrease in the volume of debts classified as non-income bearing derives from a combination of the following factors: collection of debts from customers classified as non-income bearing, and arrangements with some of these customers, further to which moved over to a track of regular payments and were classified as restructured.

     Nevertheless, the data point to a high proportion of debts classified as non-income bearing when compared to total public credit. The interest charges in respect of these debts, which were not recorded to financing income, will have a negative impact on the results of our operations in the future as long as these debts are classified as non-income bearing. It is worth noting that notwithstanding the decline in the volume of non-income bearing debts as a result of the policy implemented by us of collecting credit, it is reasonable to assume that the negative impact of this debt on the results of operations will continue to be significant. In connection with this it is worth noting that the amount of the interest that will not accrue to income will be affected both by the volume of the non-income bearing debt and the interest rate in the economy.
In the event that the Bank of Israel interest rate increases, the negative impact of the non-income bearing debt on the amount of financing income will be even greater.

     Almost all of the volume of the off-balance sheet credit risk in respect of problematic borrowers derives from the indemnification issued by the Bank in favor of the receivers that were appointed to realize the assets of the companies undergoing legal proceedings. The writs of indemnification are in respect of receipts that were credited to the borrowers' accounts with the Bank out of the proceeds from the realization of the assets.

TOTAL ASSETS

     Our total assets as of December 31, 2007 decreased to NIS 6,483 million as compared to NIS 7,516 million as of December 31, 2006 and NIS 8,721 million as of December 31, 2005. The main component of the net change in the total assets was the reduction of our credit portfolio, which decreased from NIS 7,681 as of
December 31, 2005 to NIS 6,519 million as of December 31, 2006 and to NIS 5,521 million as of December 31, 2007 (a decrease of 15% in the last year). The above figures include a state guaranteed credit to the Israel Electric Corporation
Ltd.(NIS 4,963 million as of December 31, 2007, NIS 5,671 million as of December
31, 2006 and NIS 6,405 million as of December 31, 2005), granted out of a deposit that was deposited with us by the State of Israel for that purpose.

TOTAL LIABILITIES

     Our total liabilities, not including Preference Shares, as of December 31,
2007 decreased to NIS 5,926 million as compared to NIS 7,006 million as of
December 31, 2006 and NIS 8,193 million as of December 31, 2005. The main component of the net change in the total liabilities was the reduction of our deposits, which decreased from NIS 8,110 million as of December 31, 2005 to NIS
6,923 million as of December 31, 2006 to NIS 5,855 million as of December 31,
2007 (15% decrease in the last year). The calculation of total liabilities includes a deposit of the State of Israel that was used to grant a credit guaranteed by the State of Israel to the Israel Electric Corporation Ltd., the
balance of which amounted to NIS 6,405 million as of December 2005, NIS 5,671 million as of December 31, 2006 and NIS 4,963 million as of December 31, 2007.

AVERAGE BALANCE OF ASSETS IN VARIOUS LINKAGE SEGMENTS AND THE MARGIN ON THESE
ASSETS

     UNLINKED SHEKEL SEGMENT - The average balance of assets in this segment amounted to NIS 184 million in 2007, compared with NIS 364 million in 2006, a decrease of 49%. The margin in this segment, including the effect of derivatives, was 1.70% in 2007, compared with 1.39% in 2006.

     It should be noted that most of the non-income bearing debt is included in this segment. The balance of such debt as of December 31, 2007 amounted to NIS
42 million, compared with NIS 125 million at December 31, 2006. The improvement in the margin of this segment compared with 2006, derived both from the decrease in the volume of non-interest bearing debt and its relative weight out of total credit and from the decline in the interest rate and its impact on the non-accrual of revenue in respect of these debts.

     CPI-LINKED SHEKEL SEGMENT - The average balance of assets in this segment amounted to NIS 455 million in 2007, compared with NIS 561 million in 2006, a decrease of 18.9%. The decrease in the volume of activity of this segment derives both from the overall decline in our activity and from our policy whereby credit renewed by us is for short periods and mainly in the unlinked shekel segment. The margin in this segment, including the effect of derivatives, was 2.30% in 2007, compared with 2.58% in 2006.

     FOREIGN CURRENCY AND FOREIGN CURRENCY LINKED SEGMENT - The average overall volume of assets in this segment amounted to NIS 5,602 million in 2007 compared with NIS 6,406 million in 2006. Credit in this segment includes credit guaranteed by the State that was granted to the Israel Electric Company Ltd. out of a deposit of the State. The margin in respect of this credit is negligible and matches the level of risk attached to this credit. The average balance of this credit in 2007 amounted to NIS 5,445 million compared with NIS 6,143 million in 2006. Excluding the said credit, the average balance of assets in this segment amounts to NIS 156 million, compared with NIS 264 million in 2006, a decrease of 41%. The margin in this segment, including the effect of derivatives, was 0.07% in 2007, compared with 0.08% in 2006. The low margin rate in this segment is the result of the volume of State guaranteed credit, as stated above. The credit guaranteed by the State and the deposit of the State from which the credit is granted bear interest at a high rate. Due to their heavy weight in the assets and liabilities and the negligible interest margin on this credit, they distort the data referring to the margin in this segment. In respect of this credit, denominated in dollars, an expense was recorded in 2007 in an amount of NIS 127 million (compared with an expense of NIS 89 million in
2006). The reason that in these years an expense was recorded in respect of this credit was the decline in the rate of the dollar. As mentioned above, this credit is guaranteed by the State and the margin in respect thereof is marginal.
Therefore, the amount of the income recorded in respect of the deposit of the
State granted as a source to finance the credit is similar in amount.

     In an analysis made regarding the data of this segment, net of the aforementioned credit and deposit, the data indicate a margin of 2.37% in 2007
(compared with 1.99% in 2006).

     The average of the total financial assets (excluding state-guaranteed credit to the Israel Electric Company) amounted to NIS 795 million in 2007, compared with NIS 1,189 million in 2006, a decrease of 33%.

     Regarding income from financing activity, it can be assumed that the policy implemented by us to reduce our activity and the continued decline in the volume of credit will continue to negatively impact on the income from financing activity.

OPERATING INCOME AND EXPENSE

     OPERATING AND OTHER INCOME - This income amounted to NIS 11.5 million in
2007, compared with NIS 21.5 million in 2006 and NIS 18.2 million in 2005. Most of the income derived from gains from investments in shares which amounted to
NIS 8.7 million in 2007, compared with NIS 16.4 million in 2006 and NIS 11.3 million in 2005. It is worth noting that the entire investment in shares amounted to NIS 61 million as at December 31, 2005, NIS 50 million as at
December 31, 2006, and NIS 46 million at December 31, 2007, so that the gains on the aforementioned stock portfolio in recent years are considerably high and there is no certainty that they will continue also in the future.

     In 2007, income from operating commissions amounted to NIS 1.1 million compared with NIS 1.3 million in 2006 and NIS 2.2 million in 2005, a decrease reflecting the decline in transactions executed by the customers through the
Bank.

     OPERATING AND OTHER EXPENSES - Amounted to NIS 30.8 million in 2007, compared with NIS 35.1 million in 2006 and NIS 44.0 million in 2005. Payroll expenses totaled NIS 18.5 million in 2007, compared with NIS 17.6 million in
2006 and NIS 18.2 million in 2005. With regard to payroll expenses, the following points should be noted:

     -    Payroll expenses of 2007 included an amount of NIS 2.5 million in respect of payroll tax. The payroll expenses of 2006 and 2005 did not include payroll tax since there was a loss for purposes of the profit tax in 2006 and 2005.

     -    Payroll expenses of 2007 included a provision in an amount of NIS 0.8 million in respect of an expense related to additional severance pay approved to the Chairman of the Board of the Bank, the GM, and the
          deputy GM, upon their retirement from the Bank (see Note 18A to the financial statements).

     Neutralizing the effect of these factors shows that there was a decrease of
NIS 2.4 million in payroll expenses.

     Maintenance and depreciation expenses for 2007 amounted to NIS 2.9 million, compared with NIS 2.7 million in 2006 and NIS 3.8 million in 2005.

     Other operating expenses amounted to NIS 9.4 million in 2007,, compared with NIS 14.3 million in 2006 and NIS 16.5 million in 2005. There was a significant decrease in the components of this item as part of the efficiency plan that we implemented in connection with the Run-off Plan.

     PROVISION FOR TAXES ON INCOME - The provision for taxes on profits in 2007, which amounted to NIS 1.6 million and which derived from the losses carried forward from previous years, cannot be offset against profit tax. We received tax assessments though the 2003 tax year. We have tax loss carry-forwards of NIS
719 million in respect of which no deferred taxes were recorded.

B.   LIQUIDITY AND CAPITAL RESOURCES

SOURCES OF FUNDS

     Our main sources of liquidity at the present time are (a) the Special Line of Credit extended by the Bank of Israel, (b) Treasury deposits, and (c) any collections we obtain on existing loans to customers. Set forth below is a chart showing the percentage of the various segments of deposits, as of December 31,
2007:

      Deposits from the public:                              1%
      Treasury:                                             91%
      Deposits from Bank of Israel:                          8%

     The balance of the Special Line of Credit (principal and interest) as of
December 31, 2007 was NIS 481 million, as compared to NIS 761 million as of
December 31, 2006, a decline of NIS 280 million. We used funds made available primarily from the realization of our assets to repay deposits of the public and repay the Special Line of Credit. The utilized balance as of December 31, 2007 is NIS 174 million lower than the credit line amount that was set for that date for the Bank in the updated credit line decline forecast that was attached to the notification of the Governor of the Bank of Israel regarding the extension of the line and lower than the framework stipulated by the Bank of Israel for the conclusion of the Run-Off Plan.

     The special line of credit will be in effect until the earlier of December
31, 2008 or receipt of the approval by the court of the Arrangement Plan between all of the shareholders of the Bank, the State and the Bank pursuant to Article
350 of the Companies Law - 1999

     The balance of the Special Line of Credit (principal and interest) at the end of each quarter of 2007, was as follows:

                           IN MILLIONS OF NIS
                           ------------------

                           1st Quarter-              697
                           2nd Quarter-              581
                           3rd Quarter-              538
                           4th Quarter-              481

     The terms of the Special Line of Credit require that the loans extended to us thereunder be repaid, at the latest, by December 31, 2008.

     Under the present terms of the Special Line of Credit, as set forth in the letter of the Governor of the Bank of Israel dated October 30, 2005, the maximum amount of the Special Line of Credit shall not exceed at any time the sum of NIS
1.25 billion and the balance shall decrease according to the forecast that was attached to the above letter.

     In the opinion of management, subject to the continued availability of the
Special Line of Credit, our capital is sufficient for our present requirements.
We expect that the realization of assets process will allow us to reduce the
Special Line of Credit during 2008 by more than NIS 150 million, however, and as described in Item 3 above, to continue our operations, we are dependent on the
Special Line of Credit. If the Special Line of Credit were to be terminated prior to the date when the Perpetual Deposit with the Ministry of Finance will be returned to us, then, in the absence of any alternative liquidity source, we would have difficulty in our operations.

     In addition, if the scheme for the sale and/or redemption of our shares is approved and executed, it is unclear if and on which terms we will operate and what would be the nature of our activity after the sale. On the other hand, if the sale is not approved or if it is not completed by December 31, 2009, our continued activity will be determined by the State of Israel , and it can not be ruled out that at some stage we might enter into liquidation proceedings.

     For a more detailed description of the restrictions imposed by the Special
Line of Credit, see "Item 4. Information on the Company-Business
Overview-Adoption of Run-Off Plan and Amendment of the Special Line of Credit"
above.

     Deposits of the public amounted to NIS 55 million on December 31, 2007, compared with NIS 67 million on December 31, 2006, a decrease of 18%. These deposits are comprised of non-linked shekel deposits in the amount of NIS 29 million, compared with NIS 31 million at December 31, 2006, CPI-linked deposits in the amount of NIS 25 million, compared with NIS 33 million at December 31,
2006, and foreign currency denominated or linked deposits in the amount of NIS 1 million, compared with NIS 3 million at December 31, 2006.

     Government deposits as of December 31, 2007 amounted to NIS 5,319 million, compared with NIS 6,087 million on December 31, 2006. The main component of the
Government deposits is foreign currency denominated deposits, which serve as the source for granting long-term loans. The balance of the Government's foreign currency deposits amounted to NIS 5,062 million on December 31, 2007, compared with NIS 5,781 million at the end of 2006. The decrease in the foreign currency
Government deposits is due to the decrease in the exchange rate of the dollar.
The Government's foreign currency deposits include a deposit of NIS 4,963 million (compared wth NIS 5,671 million at the end of 2006) that was made in order to provide long-term credit to the Israel Electric Corporation Ltd. The terms of the credit and deposit are the same except for an insignificant margin that we have with respect to the credit. As aforementioned, we also received a guarantee from the State as security for the said credit.

     Another component of these deposits are the CPI-linked deposits, received as part of the arrangement of the Kibbutzim. These deposits served as a source for rescheduling the debts of the kibbutzim. The balance of the Government's
CPI-linked deposits as of December 31, 2007 amounted to NIS 257 million, compared with NIS 306 million as of December 31, 2006. These deposits are long-term deposits that are repaid in installments according to the period for which the arrangement loans were provided (until the end of 2013).

     In respect of government deposits, in 2007 we recorded income of NIS 115.2 million. This was the result of the fact that the government deposit, which serves as a source for the granting of credit to the Israel Electric Company is dollar-denominated. Due to the decrease in the exchange rate of the dollar in
2006, income was recorded in respect of this deposit, since the negative exchange rate differentials were higher than the interest in respect of the deposit. In 2006, the income in respect of the government deposit amounted to
NIS 84.2 million.

     Deposits from Banks as of December 31, 2007 amounted to NIS 481 million, compared with NIS 768 million as of December 31, 2006. The entire balance as of
December 31, 2007 derived from the Special Line of Credit. The balance at
December 31, 2006 also included a deposit from a foreign bank, the balance of which at December 31, 2006 amounted to NIS 7 million. This deposit was paid out during 2007. The utilized balance of the Special Line of Credit declined during
2007 by an amount of NIS 280 million. The utilized balance of the Special Line of Credit on December 31, 2007 is lower than the framework set for the Bank, both for December 31, 2007 and for the end of the Run-off Plan.

CASH FLOW

     Our cash flow must be examined in light of the process by which we are realizing the assets of the bank.

     The cash balance as of December 31, 2007 amounted to approximately NIS 30 million, compared with NIS 53 million as of December 31, 2006.

     CASH AND DEPOSITS WITH BANKS. The balance of our deposits with banks amounted to NIS 33.8 million, as of December 31, 2007, compared with NIS 66.49 million as of December 31, 2006 and NIS 72.9 as of December 31, 2005.

     The balance of our deposits with banks as of December 31, 2007 was comprised as follows:

     o    NIS 5.9 million deposits with the Bank of Israel.

     o    NIS 27.9 million short-term deposits with other banks in Israel and abroad. (This amount includes NIS 10.0 million, as of December 31,
          2007, that are pledged to the banks in which they are deposited. These pledges were granted pursuant to the approval of the Bank of Israel and serve as collateral for our activities in derivative financial instruments with these banks.)

     o    This amount includes NIS 3.8 million long-term CPI-linked deposits.

     Cash flow from current operations in 2007 showed a deficit of NIS 1.6 million.

     Cash flow from asset operations in 2007 shows a decline in the assets in an amount equal to approximately NIS 1,049 million, resulting primarily from a decline in loans, which was approximately NIS 1,110 million.

     Cash flow from liabilities in 2007 showed a decline of approximately NIS
1,071 million in our liabilities, including deposits of the public, deposits of banks and deposits of the Government. The Special Line of Credit currently represents the cash flow surplus between the cash flow resulting from realization of the assets and the cash flow resulting from the payment of liabilities. The balance of the Special Line of Credit at the end of 2007 was
NIS 280 million less than at the end of 2006, which indicates that, during the course of 2007, the consideration from the realization of the assets (including the decline of cash), despite the deficit in the cash flow from current operations, constituted a sufficient source for the payment of the liabilities and the significant reduction of the outstanding balance of the Special Line of
Credit.

     The changes in the makeup of our asset and liability portfolio should be viewed in light of the Run-Off Plan that we implemented. The Run-Off Plan includes the cessation of our granting of new credits, the gradual realization of our assets and the repayment of deposits to our depositors. We are presently unable to raise new capital or new deposits and the Special Line of Credit was extended to us to enable us to meet our obligations.

EQUITY CAPITAL

     Our shareholders' equity including preference shares amounted to NIS 557 million as at December 31, 2007, compared with NIS 511 million as at December
31, 2006.

     From an accounting standpoint, our preference shares are classified as a liability and are not included in our shareholders' equity. The total amount of liabilities in respect of the preference shares amounted to NIS 447 million
(compared with NIS 491 million as at December 31, 2006).

Therefore, the shareholders' equity at December 31, 2007 amounted to NIS 110 million, compared with NIS 20 million on December 31, 2006. The increase in shareholders' equity is comprised of the annual income of NIS 22 million, and the difference between the revaluation of the perpetual deposit with the
Treasury which is linked to the Index and the revaluation of the preference shares that are linked to the dollar. This gap amounted in 2007 to NIS 67 million and is expressed in our capital and is reflected in the statement of changes in shareholders' equity, without it being expressed in the statement of operations.

     Of the total amount in respect of the preferred shares which amounted to
NIS 447 million at December 31, 2007, an amount of NIS 171 million is in respect of profit-sharing preference shares (compared with NIS 187 million as at
December 31, 2006). Until December 31, 2005, the profit-sharing preference shares were classified as part of our shareholders' equity. As a result of the implementation of Israeli Accounting Standard No. 22, they were reclassified, commencing January 1, 2006, as a liability in respect of profit-sharing preference shares (for details regarding this change, see Note 1D of our financial statements).

     This accounting change has no impact on the surplus of assets distributable to shareholders upon liquidation, on the preference order for the distribution of the balance of assets of the Bank upon liquidation and on the related rights of each class of shares. For details of these rights, see Notes 14, 15, and 16 of our financial statements.

CAPITAL ADEQUACY

     On December 31, 2007, our ratio of capital to risk assets was 15.4%, higher than the 9% minimum rate stipulated in Proper Banking Procedures and compared with 1.3% as of December 31, 2006, a rate that was lower than the minimum stipulated in the Proper Banking Procedures.

     Our shareholders' equity as of December 31, 2007 amounted to NIS 110 million. Our preference shares, in an amount of NIS 447 million, are not included in our shareholders' equity. The equity amount of the preference shares, plus the general allowance for doubtful doubts, constitutes our second-tier capital. In view of the restriction whereby in calculating the minimum capital ratio, second-tier capital that exceeds first-tier capital is not taken into consideration, most of our second-tier capital is unutilized for purposes of this calculation (as of December 31, 2007, second-tier capital of
NIS 385 million is unutilized).

     In the opinion of our Board of Directors, in our present circumstances, the requirement to maintain a minimum capital ratio is irrelevant to our operations.

     It should be noted that the regulatory mandated minimum capital ratio is applied to entities operating on a regular basis, while we are currently subject to severe limitations pursuant to the Run-Off Plan.

ALLOWANCE FOR DOUBTFUL DEBTS

     The following table shows a summary of the changes in the allowance for doubtful debts for the years ended December 31, 2007, 2006 and 2005:

                                                                       2007
                                                        --------------------------------
                                                       SPECIFIC    SUPPLEMENTARY
                                                     ALLOWANCE (1) ALLOWANCE (2)  TOTAL
                                                        -------      -------     -------
                                                                REPORTED AMOUNTS
                                                        --------------------------------
                                                                 NIS MILLIONS
                                                        --------------------------------

Balance of allowance at beginning of year                 658.3         51.7       710.0
                                                        -------      -------     -------
Current allowances                                         13.1            -        13.1
Reduction in allowances                                   (19.6)        (6.5)      (26.1)
Collection of debts written-off in previous years          (0.8)           -        (0.8)
                                                        -------      -------     -------
Amount charged to the income statement                     (7.3)        (6.5)      (13.8)
                                                        -------      -------     -------

Debts written-off                                         (79.2)           -       (79.2)
                                                        -------      -------     -------

Balance of allowance at end of year                       572.6         45.2       617.8
                                                        =======      =======     =======
Amount of allowance not deducted from credit
 to public                                                  1.3            -         1.3
                                                        -------      -------     -------

                                       61

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

                                                                      2005
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

(2)  Including a general allowance in accordance with Bank of Israel directives in the total amount of NIS 38.9 million (as of December 31, 2006 - NIS 38.9 million; as of December 31, 2005 - NIS 38.9 million).

     The following table summarizes the balance of overall credit risk of problem loans in 2007, 2006 and 2005 and the allowance for doubtful debts relating to them:

                                                                AS OF DECEMBER 31
                                                         -------------------------------
                                                                IN MILLIONS OF NIS
                                                         -------------------------------
                                                         2007         2006          2005
                                                         ----         ----          ----

Overall Credit Risk of Problem Loans                    390.1         583.2        799.1
Annual Expense for Allowance for Doubtful Debts         (13.8)         21.7         44.2
Percentage of Annual Expense for Allowances for
Doubtful Debts out of Overall Credit of Problem
Loans                                                    (3.5)%         3.7%         5.5%

C.   OFF-BALANCE SHEET ARRANGEMENTS (GUARANTEE ARRANGEMENTS AND OTHER
     COMMITMENTS)

     In the normal course of our business, prior to the liquidity crisis we experienced in the third quarter of 2002, we engaged in several types of off-balance sheet arrangements to meet the financing needs of our customers, including various types of guarantees, commitments to extend credit and letters of credit. The following table summarizes the balances of these arrangements as of December 31, 2007 and 2006:

                                           DECEMBER 31  DECEMBER 31
                                               2007        2006
                                              ------      ------
                                              IN MILLIONS OF NIS
                                              ------------------

TRANSACTIONS THE BALANCE OF WHICH
 REPRESENTS A CREDIT RISK -

Guarantees securing credit                     157.9       170.9
Guarantees to home purchasers                   17.9        46.2
Other guarantees and liabilities                 4.6         6.3
Unutilized revolving credit facilities             -         0.6

     Our income and expenses from the above types of off-balance sheet financial instruments for the past two years were as follows:

                                                IN MILLIONS OF NIS
                                                -----------------
                                                2007         2006
                                                ----         ----

Income from guarantees issued by us              1.7         1.4
Expenses on guarantees issued in our favor         -           -

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

OTHER CONTINGENT LIABILITIES AND COMMITMENTS

     In 2003, we signed a rental agreement in respect of our office premises for an initial period ending in August 2006. On March 21, 2006, we exercised our option to extend the lease period until August 31, 2009. The annual rental payment, which is linked to the CPI, amounts to NIS 1.1 million.

     We have outsourced our computer services. In connection with the outsourcing, in 2004 we entered into an agreement with a three-year term, with an optional two year extension. On May 7, 2006, we exercised the extension option, extending the agreement until December 31, 2008. In 2007, the cost of the service amounted to NIS 2.2 million.

     Between 1998-2001, we entered into agreements to participate in private investment funds. The total amount approved for investment by us amounts to
US$20 million. The investment funds invest in Israeli companies or companies related to Israel. The majority of the investments made by these funds is in the credit component. The balance of this undertaking as of balance sheet date amounts to US$ 0.7 million.

     We have granted to our officers, directors and others, various indemnification agreements. For a description of certain indemnification agreements granted to our directors and senior officers, see "Item 6. Directors,
Senior Management and Employees." For a description of certain indemnification agreements granted to employees and others, see Note 21 to our financial statements under Item 17.

DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY PERIODS

A.   VOLUME OF OPERATIONS

1.   Stated amount of derivative instruments ALM (1)

                             DECEMBER 31, 2007           DECEMBER 31, 2006
                           ---------------------       ---------------------
                         CPI/SHEKEL    FOREIGN       CPI/SHEKEL     FOREIGN
                          INTEREST     CURRENCY       INTEREST      CURRENCY
                          CONTRACTS    CONTRACTS      CONTRACTS     CONTRACTS
                           -------       -------       -------       -------
                              REPORTED AMOUNTS            REPORTED AMOUNTS
                           ---------------------       ---------------------
                        NIS MILLIONS  NIS MILLIONS  NIS MILLIONS   NIS MILLIONS
                           -------       -------       -------       -------

Forward contracts             30.4          17.0          45.9          53.4
                           -------       -------       -------       -------

Total                         30.4          17.0          45.9          53.4
                           =======       =======       =======       =======

2.   Gross fair value of derivative instruments ALM (1)

                                     DECEMBER 31, 2007          DECEMBER 31, 2006
                                   ---------------------      --------------------
                                 CPI/SHEKEL     FOREIGN     CPI/SHEKEL    FOREIGN
                                  INTEREST      CURRENCY     INTEREST     CURRENCY
                                  CONTRACTS     CONTRACTS    CONTRACTS    CONTRACTS
                                   -------       -------      -------      -------
                                      REPORTED AMOUNTS           REPORTED AMOUNTS
                                   ---------------------      --------------------
                                NIS MILLIONS  NIS MILLIONS NIS MILLIONS  NIS MILLIONS
                                   -------       -------      -------      -------

Gross positive fair value                -           0.5          1.0          1.1
Gross negative fair value             (0.6)            -            -            -
                                   -------       -------      -------      -------

Total                                 (0.6)          0.5          1.0          1.1
                                   =======       =======      =======      =======

B.   DERIVATIVE INSTRUMENTS CREDIT RISKIN RELATION TO THE OPPOSITE PARTY TO THE
     CONTRACT

                                                                       DECEMBER 31, 2007
                                                                -------------------------------
                                                                       REPORTED AMOUNTS
                                                                -------------------------------
                                                                          NIS MILLIONS
                                                                -------------------------------
                                                                 BANKS   CENTRAL BANKS   TOTAL
                                                                -------      -------    -------

Gross positive fair value of derivative instruments                 0.5            -        0.5
Off-balance sheet credit risk in
 respect of derivative instruments (2)                              4.7            -        4.7
                                                                -------      -------    -------

Total credit risk in respect of derivative instruments              5.2            -        5.2
                                                                =======      =======    =======

                                                       DECEMBER 31, 2006
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

     As of December 31, 2007, deposits with banks in the amount of NIS 10.0 million have been pledged by the Bank in favor of those banks (December 31, 2006
- NIS 22.0 million). The Bank of Israel gave its consent to the pledge, which serves as collateral for transactions in derivative financial instruments with those banks.

C.   MATURITY PERIOD - STATED AMOUNTS AT YEAR-END

                                                DECEMBER 31, 2007
                                       -----------------------------------
                                                REPORTED AMOUNTS
                                       -----------------------------------
                                                  FROM 3 MONTHS
                                   UP TO 3 MONTHS   TO 1 YEAR       TOTAL
                                       -------       -------       -------
                                    NIS MILLIONS  NIS MILLIONS   NIS MILLIONS
                                       -------       -------       -------

CPI/Shekel interest contracts             20.3          10.1          30.4
Foreign currency contracts                17.0             -          17.0
                                       -------       -------       -------

Total                                     37.3          10.1          47.4
                                       =======       =======       =======

                                                DECEMBER 31, 2006
                                       -----------------------------------
                                                 REPORTED AMOUNTS
                                       -----------------------------------
                                                  FROM 3 MONTHS
                                   UP TO 3 MONTHS   TO 1 YEAR       TOTAL
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

ALLOWANCE FOR DOUBTFUL DEBTS RELATING TO OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

     Our allowance for doubtful debts relating to off-balance sheet financial instruments was NIS 1.3 million in 2007 compared with NIS 1.9 million for 2006 and 1.0 for 2005.

MATURITY PROFILE OF OUR CONTRACTUAL OBLIGATIONS

     The following table sets forth as of December 31, 2007 the maturity profile of our contractual obligations.

                                                                      AS OF DECEMBER 31, 2007
                                      ------------------------------------------------------------------------------------------
                                                             PAYMENTS DUE BY PERIOD - IN MILLIONS OF NIS
                                      ------------------------------------------------------------------------------------------
                                                                                                                        WITHOUT
                                                     LESS THAN 1                                                        MATURITY
                                       TOTAL            YEAR         1-3 YEARS        4-5 YEARS      OVER 5 YEARS         DATE
                                      -------          -------        -------          -------          -------          -------

CONTRACTUAL CASH OBLIGATIONS

Senior Debt*                            493.2                -              -                -                -            493.2
Subordinated Debt                     8,620.7            646.5        1,217.2          1,174.0          5,532.9             50.1
                                      -------          -------        -------          -------          -------          -------

Total Contractual Cash
Obligations**                         9,113.9            646.5        1,217.2          1,174.0          5,532.9            543.3
                                      =======          =======        =======          =======          =======          =======

CONTINGENT LIABILITIES AND
COMMITMENTS

Rental Agreement                          1.8              1.1            0.7                -                -                -
IT Outsource Contract                     2.5              2.3            0.2                -                -                -
Stated Amount of Derivative
Instruments                              47.4             47.4              -                -                -                -
                                                                      -------          -------          -------          -------

Total Contingent Liabilities
and Commitments                          51.7             50.8            0.9                -                -                -
                                      =======          =======        =======          =======          =======          =======

*    The balance includes the balance of the Special Line of Credit until the earlier of (i) December 31, 2008 or (ii) the approval by the Court of the
     Section 350 Arrangement.

**   Not including Preferred Shares (see Note 1.D to our financial statements in
     Item 17).

     In the above table, the future cash flows are presented in respect of the liabilities in accordance with the remaining period to the contractual maturity date of each cash flow.

     Out of the total contractual cash obligations set forth in the table above,
NIS 8,043.1 million (included in subordinated debt) stems from the repayment of the State of Israel's deposit which served for the granting of a credit guaranteed by the State of Israel. The maturity profile of the payments due with respect to the deposit is as follows:

     Less than one year         NIS 545.4 million

     1-3 years                  NIS 1,079.5 million

     4-5 years                  NIS 1,064.5 million

     More than 5 years          NIS 5,353.7 million

ACCOUNTING POLICY IN RESPECT OF CRITICAL ISSUES AND CRITICAL ACCOUNTING
ESTIMATES.

     Note 1 of the financial statements describes the principal accounting policies according to which our financial statements are prepared. The implementation of these accounting principles by the Board of Directors and
Management when preparing the financial statements often requires the use of various assessments and estimates that affect the reported amounts of assets and liabilities (including contingent liabilities) and our financial results.

     We would like to make it perfectly clear that actual results may be different than these estimates and assessments.

     The financial statements do not contain any changes in the value or classification of assets or liabilities that may be required should the Bank cease to operate as a "going concern".

     Accounting policy in respect of critical issues as set out below relates to issues which are of importance to the description of our financial condition, which are difficult and subjective and which often require complex assessment, as a result of the need to make estimates of effects which for the most part are uncertain.

     Some of the estimates and assessments used, involve a great extent of uncertainty or dependency on many variables. Such types of estimates and assessments may have a significant impact on the results of operations in the financial statements.

     In each of the critical issues detailed below, our Management makes use of the best information it has in its possession. Our board of directors and management are of the opinion that the estimates and assessments applied in the preparation of the financial statements are fair.

     THESE ACCOUNTING PRINCIPLES IN RESPECT OF CRITICAL ISSUES ARE IMPLEMENTED
BY OUR BOARD OF DIRECTORS AND MANAGEMENT ACCORDING TO ISRAELI GAAP, WHICH
DIFFERS IN CERTAIN RESPECTS FROM U.S. GAAP AS DESCRIBED BELOW IN "ITEM 17.
FINANCIAL STATEMENTS" AND NOTE 32 TO THE FINANCIAL STATEMENTS.

     The following issues were defined by our board of directors and management to be critical issues / estimates from an accounting standpoint:

     PROVISIONS FOR DOUBTFUL DEBTS - The specific provision for doubtful debts is made on the basis of the assessment of the Board of Directors and management regarding the inherent losses in our credit portfolio, including in respect of off-balance sheet items. The assessment of the Board of Directors and management takes into account, among other considerations, the risks involved in the financial strength of the debtors and in their repayment capabilities, on the basis of the information in their possession regarding their financial position and future cash flows, as well as in the condition and value of the collateral received.

     The financial strength of the debtors and their repayment capabilities are contingent upon economic variables, part of which are not under our control and/or the control of the customers.

     Our Management and Board of Directors use external appraisers and valuators in order to obtain an indication of the value of the collateral. For example, the assessment of the collateral that pertains to real estate is usually done by external appraisers who conduct appraisals for us. The value that is used for the provisions required for doubtful debts is usually lower than the market value of the real estate, due to the constraints of quick realization and the tax that would apply (if at all) upon the realization of the real estate.

     The amount that can be collected from the debtors is based, therefore, on estimates which, by their nature, are subjective. The dependency on these estimates cannot guarantee that the amount actually collected will be in accordance with the assessment.

     The total balance of the monetary debt (excluding off-balance sheet items)
of the debtors in respect of which there is a provision for doubtful debts amounted to NIS 252 million as of December 31, 2007 (NIS 362 million as of
December 31, 2006).

     The amount of the credit to the public in the financial statements is after deduction of the supplementary allowance and the general allowance for doubtful debts, the total balance of which as of December 31, 2007 is NIS 45.2 million
(December 31, 2006 - NIS 51.7 million). These allowances are in accordance with the instructions of the Bank of Israel.

     Our Management classifies problematic debts on the basis of the classifications and criteria set out in the Proper Banking Management
Provisions. The classification of debts is sometime subjective (such as the distinction between a debt that is temporarily in arrears versus one that is in arrears, and the classification of a debt under special supervision). Changes in such assessments may have a material impact on the financial statements.

     Our Management and the Board of Directors review the allowances for doubtful debts and the classifications of the customers on a quarterly basis and update them where necessary.

     The supplementary allowance is based on risk criteria set out by the Bank of Israel. As mentioned above, the Bank of Israel exempted us from the need to make a supplementary allowance in respect of deviations from the restrictions regarding the debts of borrowers and groups of borrowers, in respect of deviations from the restrictions on the financing of the acquisition of means of control in corporations, and in respect of deviations from restrictions on concentration of debts. As a result, the supplementary allowance was made only in respect of certain deviations relating to the absence of up-to-date financial statements and in respect of credit balances of borrowers who are classified as problematic borrowers.

FAIR VALUE OF SECURITIES - All of the securities held by us are classified as available for sale securities.

     Marketable securities are presented in the financial statements at fair value. The balance of marketable securities at market value as of December 31,
2007 was NIS 34 million (on December 31, 2006 - NIS 33 million). This data does not necessarily reflect the price that will be obtained on the sale of a large number of the securities.

     The fair value of non-marketable shares as of December 31, 2007 is NIS 12 million (December 31, 2006 - NIS 17 million). These shares are presented in the financial statements at adjusted cost, less write-downs in value based on management estimates. Write-downs in value are done on the basis of the financial statements of the companies. The actual realization of the investment in non-marketable shares may be different than the book value in the financial statements.

CONTINGENT LIABILITIES - There are a number of legal suits pending against us.
Each of the suits is transferred to an external attorney for handling. These attorneys provide us with their assessments of the probability that the risk involved in the suit will be realized. In respect of suits, the probability of which the attorneys believe to be remote or possible, we do not usually set up a provision in respect of the risk involved.

     Regarding suits which the attending attorneys believe will not be rejected or cancelled, we set up an appropriate provision.

     The opinions of our legal counsel are received quarterly, and our
Management updates the provisions when necessary.

     There is no certainty that the final results of the suits will be in accordance with the aforementioned assessments.

     Issues defined in the past as critical accounting issues (i.e. allowance for severance payments, derivative financial instruments) were not included this year due to the reduced scope of these issues.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

IDENTITY OF DIRECTORS

     The name, age and position of each member of our Board of Directors as of
September 1, 2008, and the month and/or year his or her tenure began, are set forth in the following table:

NAME                          AGE  POSITION WITH REGISTRANT                                HOLDS POSITION SINCE
----                          ---  ------------------------                                --------------------

Dr. Raanan Cohen(1,3,4,12)     67  Chairman of the Board of Directors of the Bank          August 2002
Richard Armonn(1,4,5)          73  Deputy Chairman of the Board of Directors of the Bank   1971(6)
Avi Olshansky1,(4,8)           71  Director                                                November 1997
Yacob Eizner(2,4,8)            61  Director                                                October 2002
Shulamit Eshbol(2,3,9)         42  Director                                                November 2002
Yeheskel Beinisch(2,3,9)       66  Director                                                November 2002
Moshe Gavish(1,3,9)            59  Director                                                November  2002
Ehud Green(2,3,4,10)           53  Director                                                December 2002
Aharon Hildesheimer(1,2,11)    65  Director                                                March 2006
Ben-Zion Dagan(3,4,7,13)       75  Director                                                July 2002

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

(13) Tenure ended March 18, 2008.

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
and Phoenix (Israel) Insurance Ltd. He is currently a director of., Transclal
Trade Ltd., Zerah Oil and Gas Exploration Ltd., Gaon Holdings Ltd., Neto Melinda
Trading Ltd. and New Koppel Insurance Ltd.

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
Since 1997, he has worked as a financial and economic adviser and since 2003, as
Chairman of A.Olshansky Consulting Ltd. From 1978 to 1991, Mr. Olshansky also served in various positions at Bank Hapoalim B.M., including as Vice President,
Deputy Managing Director, Senior Executive Vice-President and joint Managing
Director. From 1991 to 1997, he served as Chairman of the Board of Clal (Israel)
Ltd., that operated companies in the insurance, industry, commerce and construction fields. Until June 2006, Mr. Olshansky served as a director of
Azorim Investment Development and Construction Company Ltd. Mr. Olshansky is a
director of the following companies: Camel Grinding Wheels Sarid Ltd.,
Kibbutz-Tzora, Tzora Active System Ltd. and a member of the Investment Committee of the provident and participating pension fund of Harel Insurance Ltd.

     YACOB EIZNER, DIRECTOR. Mr. Eizner has been a director since October 2002.
He is an appointee of Bank Leumi le-Israel B.M. and its affiliates. Mr. Eizner is a member of our Audit Committee and Credit Committee. Mr. Eizner was the
Managing Director (from 1996-1999) and Deputy Managing Director (from 1986-1996)
of Bank of Jerusalem Ltd. Since 2000, Mr. Eizner has worked as an independent real estate promoter. Mr. Eizner is also a director of Sadot Binyamina Ltd. and serves as the head of the Investment Committee of the Teachers' Education Fund.

     SHULAMIT ESHBOL, DIRECTOR. Ms. Eshbol has been a director since November
2002. She is an appointee of the State of Israel. Ms. Eshbol is a member of our
Audit Committee and Financial Statement Review Committee. Ms. Eshbol worked in public accounting as a sole practitioner from 1994-1998. She has also practiced law at the firm of Eshbol & Yakuel since 2000. As part of her legal practice, she is engaged in commercial and financial fields. She has served as a director in Zim Lines Ltd. and the Zichron Yaacov Economic Development Company and
currently is a director of the Israel Electric Corporation Ltd..

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

     MOSHE GAVISH, DIRECTOR. Mr. Gavish has been a director since November 2002.
He is an appointee of the State of Israel. Mr. Gavish is a member of our
Administration Committee and Financial Statement Review Committee. From 1989 to
1993, he served as Commissioner of the Income Tax and Property Tax Authority and
from 1994 to 2000, as General Manager of Mercantile Discount Bank. Since 2000,
he has practiced law and advised companies independently. Mr. Gavish is a director in Afikim Hashkaot G.G. (2000) Ltd., Innoventions and Allium and is the
Chairman of the Israel Broadcasting Authority.

     EHUD GREEN, DIRECTOR. Mr. Green has been a director since December 2002. He is a member of our Audit Committee, Credit Committee and Financial Statement
Committee. Mr. Green is an outside director. From 1972 to 1996, Mr. Green served as a career officer in the Israel Defense Forces, the Israel Police and the
security services. Mr. Green has been practicing law in his own firm since 1996.

     BEN-ZION DAGAN, DIRECTOR. Mr. Dagan's tenure ended in March 2008 having been a director since July 2002. He was an appointee of Israel Discount Bank
Ltd. and its affiliates. He was a member of our Audit Committee and Financial
Statement Review Committee. Mr. Dagan served as a director of a subsidiary of
Bank of Jerusalem Ltd. from 1997 to 2002.

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

IDENTITY OF OFFICERS

     The name, age and position of each of our executive officers, as of June 1,
2008, and the month and year his or her tenure began, are set forth in the following table:

NAME                   AGE     POSITION WITH REGISTRANT                 HELD POSITION SINCE
----                   ---     ------------------------                 -------------------

Dr. Raanan Cohen(1)    67      Chairman of the Board                    August 2002

Uri Galili(2)          63      General Manager                          July 2002

Arieh Savir(3)         62      Deputy General Manager                   September 2002

Rimon Shmaya(4)        59      Comptroller                              April 2001
                               Comptroller & Financial Risks Manager    January 1998
                               Member of the Management                 May 1996

Nathan Dekel(5)        57      Operations  &  Controls Manager          April 2004
                               Operations Manager                       July 1999
                               Member of the Management                 August 1990

Michael Warzager(6)    53      General Counsel                          March 1998

Itzhak David(7)        53      Internal Auditor                         November 2002

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

     Each holder of Ordinary A Shares is entitled to appoint one director for every 1,015 Ordinary A Shares held by such holder, and each group of shareholders (who together hold 1,015 or more Ordinary A Shares) is entitled to appoint one director for every 1,015 Ordinary A Shares held. As a result, the
Government of Israel currently has the right to appoint seven directors, Bank
Leumi le-Israel B.M. currently has the right to appoint three directors, Israel
Discount Bank Ltd. currently has the right to appoint one director and Bank
Hapoalim B.M. currently has the right to appoint one director. However, we have been advised by Bank Hapoalim B.M. that pursuant to an agreement between Bank
Hapoalim B.M. and certain other holders of Ordinary A shares (which holders together have 500 Ordinary A Shares), Bank Hapoalim B.M. is entitled to the rights attached to such other voters' shares for the purpose of appointing directors. By virtue of this agreement, by combining its own shares and the shares of the other holders party to the agreement, Bank Hapoalim B.M. is entitled to appoint one additional director. The directors appointed by the
State of Israel serve three year terms, and the term of the current directors who are State of Israel's appointees will expire in November 2008. The outside directors are appointed for three year terms, and the term of the current outside directors will expire in March 2009. The directors who are appointed by the banks serve as such until removed by the appointing bank

     Due to the sharp reduction in our activities and in the number of our employees, the State of Israel and the three banks agreed to reduce, in a recprocal manner, the number of their representatives on the Board. The State of
Israel reduced its Board members to 4, Bank Leumi le-Israel B.M. reduced its
Board members to 2, Israel Discount Bank Ltd. reduced its representatives to 1 and Bank Hapoalim B.M. reduced its members on the Board to 1.These members include the outside directors who are appointed at the recommendations of the
State of Israel and the three banks.

     Pursuant to the Companies Law, we are required to have at least two outside directors elected by our shareholders voting at a general meeting of the shareholders, at least one of whom must have accounting and financial expertise and the others must have professional skills, according to the definition of these terms in the aforementioned law. At the time of the appointment or during the two years preceding the appointment, neither the outside director himself nor any of his relatives, partners, employers or companies in which he is a controlling member may have had an interest in the company to whose board the outside director is to be appointed. Among the other qualifications for election, no individual shall be appointed an outside director if his other positions or affairs create or are liable to create a conflict of interest with his position as director. Our outside directors hold office for a term of three years and, according to the Companies Law, outside directors may be elected for one additional three-year term after the initial three-year term. Our outside directors are Ehud Green (who is serving his second three-year term) and Aharon
Hildesheimer.

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

     Our Chairman of the Board is appointed by the other members of the Board of
Directors and he serves until removed by the Board or until the expiration of his term of appointment. Our General Manager and Internal Auditor are appointed by our Board of Directors and hold office until removed by the Board or until the expiration of the term of their appointment. The remainder of our executive officers are appointed by the General Manager, subject to the approval of our
Board of Directors.

COMPENSATION OF DIRECTORS AND OFFICERS

     The aggregate amount of remuneration that we paid to all directors and executive officers as a group during the year ended December 31, 2007 was NIS
4,711,000 and we set aside and made provisions of NIS 2,095,000 to provide severance pay, retirement or similar benefits for our directors and executive officers.

     The following chart sets forth, on an individual basis, the compensation paid to our executive officers:

                                       SEVERANCE      ADDITIONAL
          NAME              SALARY       PAY(1)       AMOUNTS(2)    TOTAL(3)
          ----              ------       ------       ----------    --------
                                   IN THOUSANDS OF NIS

Raanan Cohen                  614         444            ---            1,058
Uri Galili                    728         559            ---            1,287
Arieh Savir                   619         452            ---            1,071
Nathan Dekel                  612         198            ---              810
Rimon Shmaya                  604         216            ---              820
Itzhak David                  331          64            ---              395
Michael Warzager              605         162            ---              767

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

     For a description of t he severance pay agreements with our senior executives, see Notes 18.A.2 and 18.A.4 to our financial statements.

     Pursuant to resolutions of our Board of Directors and Audit Committee, dated July 30, 2008, beginning on March 6, 2008, the annual compensation paid to our directors was NIS 42,000, plus V.A.T., paid on a monthly basis. This annual compensation is linked to the CPI for the month of December 2007.

     In addition, our directors receive compensation for each plenum or committee meeting attended. The amount of compensation paid for plenum and committee meetings is also linked to the CPI for th emonth of December. Our directors receive as of March 6, 2008, NIS 2,200 plus V.A.T. for each plenum and committee meeting attended. The amounts set forth in the preceding two paragraphs are after a 12% reduction in compensation pursuant to a resolution of the Board on October 1, 2002, which resolution was made in light of our financial situation. In addition, the amounts set forth in the preceding two paragraphs do not apply to our Chairman of the Board, who receives a monthly salary in accordance with his employment contract.

     Except for our Chairman of the Board of Directors, none of our directors has a service contract with us. The service contracts for our Chairman of the
Board of Directors, our General Manager and our Deputy General Manager provide that, upon the termination of their employment, we must pay them compensation for unused vacation days and make available to them the amount deposited for their benefit, during their employment with us, into insurance policies or pension funds. Similarly, we must pay them an additional 100% severance pay and three months' prior notice and three months' "adaptation" pay (the prior notice and "adaptation" pay were approved by the Commissioner of Wages and Labor
Agreements in the Israeli Ministry of Finance.

     In the past, we signed personal employment contracts with three of our senior executives. Under these contracts, each party has the right to terminate the employee-employer relationship by providing an advance notice of three months.

     In accordance with these contracts, in the event of the resignation of the executives, we have undertaken to pay them additional severance payments and an
"adaptation bonus" in addition to the regular severance pay. In the event that their employment is terminated by us, these executives are entitled to severance pay at higher rates or to early pensions. In August 2006, the employment contracts of these three employees were amended with regard to the severance terms in the event of termination by us. The amended terms, which in general are inferior to those included in the original employee contracts, were determined on the basis of the principles of the collective agreement dated December 26,
2002 and in accordance with the approval of the Supervisor of Wages in the
Israeli Finance Ministry.

     We have an appropriate provision included in the reserve for severance pay in respect of these liabilities, which as at December 31, 2007 amounted to NIS
6.4 million (December 31, 2006 - NIS 6.5 million).

     On May 30, 2007, the Audit Committee and the Board of Directors of the Bank
authorized the granting of additional severance pay to the GM and the Deputy GM of the Bank upon resignation from their positions (in excess of the amounts provided for them in managers insurance policies and/or pension funds), at a rate of one month's salary for each year of service and the relative share of a month's salary in respect of part of the year. This resolution was approved by the Supervisor of Wages and Labor Agreements in the Israeli Finance Ministry.

     The additional severance pay to the Chairman of the Board of Directors was ratified by the general shareholders meeting of the Bank. The periods of service of the Chairman of the Board, Dr. R. Cohen, the GM, Mr. A Galili, and the Deputy
GM, Mr. A Savir, started at different times during the second half of 2002 and, therefore, assuming that their periods of service conclude at the end of the
Run-off Plan on July 31, 2008, there will be additional severance pay of six-months' salary for each of the above. The cost of the additional severance pay in respect of the three of them together, for the entire period, amounts to
NIS 0.9 million. The financial statements contained a provision related to the period ended September 30, 2007 (approx. NIS 0.8 million).

     We issued to our officers and directors a letter of indemnification that was approved by our shareholders' general meeting on August 8, 2002. According to the letter of indemnification that was issued, we undertook to indemnify our officers and directors in respect of any monetary liability imposed on them in favor of another person in accordance with a court ruling (including a ruling made as part of a compromise and an arbitration decision that received court approval) and in respect of reasonable legal expenses (including attorney fees), that are imposed on them following actions (defined as including acts of omission or commission) that were taken and/or will be taken by them due to their being officers or directors of the Bank or as part of a position or duty that they fulfilled and/or will fulfill at our request or on our behalf in a company or other corporate entity or any business venture in which we have invested or will invest, providing that these actions are connected with one or more of the types of events detailed in the letter of indemnification including, inter alia, the following events:

     o    The issuance of securities.

     o    Using voting rights and rights to appoint directors in a company in which we held and/or will hold shares and/or in another company and/or business venture in which we have or will invest.

     o    Voting for or against any decision of the Board of Directors, a committee, etc., of a company, entity or venture as aforementioned.

     o    The realizing of collateral provided to us.

     o    The approval of credit and/or the provision of credit and other actions as part of our permissible business in accordance with the
          Banking Law (Licensing) - 1981.

     o    The holding of assets in trust.

     o    The providing of an underwriting commitment.

     o    A transaction in assets executed by the Bank for itself.

     o    The issuance of a report or notice as required by law.

     o    The receipt of licenses and permits. o Events connected to employee-employer relations.

     o    The privatization of the Bank and any course of action performed to further the privatization or in connection therewith.

     o    Any refraining from executing one or more of the aforementioned acts.

     The amount of the total cumulative indemnification that is payable according to the aforementioned letter of indemnification shall not exceed 25%
of our shareholders' equity according to its financial statements for March 31,
2002, which was NIS 640.3 million, meaning no more than NIS 160.1 million, linked to the CPI published in respect of March 2002. The letter of indemnification is subject to the provisions of the Companies Law and to various conditions as specified in the letter of indemnification. It is noted that
Amendment 3 to the Companies Law - 1999 (dated March 7, 2005) provides, inter alia, that an indemnification commitment (such as the aforementioned letter of indemnification) has to be limited to events the board of directors believes may actually occur at the time of providing the indemnification commitment and to an amount or criterion the board of directors deems as reasonable under the circumstances of the matter. The question of the amendment applying to existing letters of indemnification and the interpretation of the aforementioned restriction have not yet been addressed in court rulings and therefore the effects of the amendment on the aforementioned writ of indemnification are uncertain.

     In May 2003, our Audit Committee and Board of Directors approved the applicability of the letter of indemnification to an additional director whose appointment ended prior to July 11, 2002.

     Our Audit Committee and our Board of Directors at their meeting on February
26, 2008 and the General Meeting of the bank held on April 15, 2008 approved the issuance of a new letter of indemnification to our Directors and Officers
(hereinafter - the "New Letter of Indemnification"). The new letter of indemnification applies to transactions (as defined to include acts of omission and decisions) conducted commencing on August 26, 2002 (which is the date on which the Prime Minister's Office, the Finance Ministry and the Bank of Israel
decided on a package of steps in connection with the Bank, including the sale of our asset and liability portfolio) and that were performed and/or will be performed by our Officers and Directors by virtue of their being our Officers or
Directors, or by virtue of any position or job in any company, the shares of which are and/or will be held by us or in any corporation or other business project in which we invested and/or will invest. The new letter of indemnification covers monetary indebtedness placed on the Officers or Directors in favor of another person by court ruling (including a ruling rendered as part of a compromise or arbitration ruling approved by the court) and which are connected or which derive from events set out in the new letter of indemnification, that are events that our Board of Directors found to be foreseeable in view of our activity at the date of the approval of the new letter of indemnification.

These events include, among other things, the following:

     o    The sale or assignment of credit or collateral.

     o    Receipt of a special credit line from the Bank of Israel.

     o    Adoption or extension of our Run-off Plan.

     o    Liquidation or receivership of our assets.

     o    Repayment of the Perpetual Deposit with the Treasury.

     o    Redemption of our redeemable preference shares.

     o    Conducting and/or advancing negotiations and executing an arrangement with our shareholders as part of Section 350 of the Companies Law -
          1999, in connection with the transfer and/or delivery and/or redemption of their shares.

     o    The privatization of the Bank.

     o    Management of credit, handling debts, restructuring of debts, taking steps to collect debts.

     o    Management of various types of risks.

     o    Activities connected with the disclosure and recording requirements applicable to us.

     The overall amount of the indemnification in respect of the aforementioned monetary indebtedness to be paid as part of the new letter of indemnification and the overall amount of the indemnification in respect of the monetary indebtedness to be paid as part of the existing letter of indemnification which was approved by our general meeting on August 8, 2002 (hereinafter - the
"existing letter of indemnification"), shall not exceed in the aggregate the ceiling for indemnification set out in the existing letter of indemnification which, as mentioned above, amounts to NIS 160.1 million, linked to the Cost of
Living Index in respect of March 2002.

     In addition to the aforementioned monetary indebtedness, the new letter of indemnification also covers reasonable litigation costs, including attorney fees that officers or directors incurred or will be charged in certain proceedings.
The new letter of indemnification was approved by our general meeting and went into effect owith the submission on July 6, 2008 of our request to the court to approve a compromise plan and/or arrangement pursuant to Section 350 of the
Companies Law - 1999, between us and all or part of our shareholders, in connection with (among other things) the purchase and/or redemption of their shares.

     Our Audit Committee and our Board of Directors at their meeting on February
26, 2008 and our General Meeting held on April 15, 2008 approved the issuance of a letter of exemption to our Officers and Directors. The letter of exemption exempts our Officers and Directors from liability in respect of damage caused to the Bank as a result of a breach in their fiduciary responsibility towards us in actions (defined as including acts of omission and decisions) carried out and/or that will be carried out by them by virtue of their being our Officers and
Directors, except for actions carried out, as above, prior to August 26, 2002.

     The letter of exemption will go into effect only upon submission of our request to the court to approve a compromise plan and/or arrangement pursuant to
Section 350 of the Companies Law - 1999, between us and all or part of our shareholders, in connection with (among other things) the purchase and/or redemption of their shares.

BOARD PRACTICES

     During 2007, our Audit Committee was composed of Yeheskel Beinisch, who served as the Audit Committee Chairman, Yacob Eizner, Shulamit Eshbol, Ehud
Green and Aharon Hildesheimer. The Audit Committee operates pursuant to the
Audit Committee procedures, which were ratified by our Board of Directors. The primary functions and responsibilities of the Audit Committee, are as follows:

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

     During 2007, our Administration Committee was composed of Dr. Raanan Cohen,
Richard Armonn, Avi Olshansky, Moshe Gavish and Aharon Hildesheimer. The
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

     During 2007, our Credit Committee was composed of Dr. Raanan Cohen, Richard
Armonn, Avi Olshansky, Yacob Eizner, Ehud Green and Ben-Zion Dagan. The Chairman
is Richard Armonn. The primary functions and responsibilities of the Credit
Committee are as follows:

     1.   To approve the rescheduling of debt or the reorganization of debt for customers whose outstanding debt to us is between NIS 15-50 million
          (for regular customers), or between NIS 15-30 million (for problem customers).

     2.   To approve write-offs of loans between NIS 0.75-3 million for any one customer.

     In June 2008, the functions and responsibilities of the Credit Committee were transferred back to the Board of Directors.

     During 2007, our Financial Statement Review Committee was composed of Dr.
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

     In 2005 the Knesset passed Amendment No. 3 to the Companies Law,pursuant to which, among other provisions, a public company must have at least one outside director who has accounting and financial expertise and additional directors having accounting and financial expertise in the number determined by the board of directors. The definition of "accounting and financial expertise" was included in regulations that were published at the end of 2005 and it is essentially similar to the definition of "accounting and financial skills"
described above (other than its not including a threshold condition of not holding an additional position in the company).

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

     Our Board of Directors also decided that the appropriate minimum number of these directors on the Audit Committee and the Financial Statement Review
Committee is one. As of June 1, 2008, the Bank has seven directors with accounting and financial skills/expertise on its Board of Directors. It has three such directors on the Audit Committee and three such directors on the
Financial Statement Review Committee. The directors having accounting and financial skills/expertise and the facts that support them as such are as follows:

DR. RAANAN COHEN: Chairman of the Board of Directors of the Bank from August 15,
2002. He is also the Chairman of the Financial Statement Review Committee. He
has taken academic courses in risk management, investments in securities and in financial instruments, directors' training and company recovery laws. Dr. Raanan
Cohen has also served as a director of Phoenix Insurance Company Ltd. (Chairman of the Audit Committee). He is currently a director of Trans Clal Trade Ltd.
(member of the Audit Committee), of Gaon Holdings Ltd. (member of the Audit
Committee) and of New Koppel Insurance Ltd. (member of the Audit Committee).

A. OLSHANSKY: Bachelor of Economics from the Hebrew University. Served in the past in various positions in Bank Hapoalim B.M., including VP, Deputy Managing
Director and joint Managing Director. Acted as CEO of Gmul Investment Company
Ltd. (central management company of pension funds). Served as Chairman of the
Board of Clal (Israel) Ltd., which operated companies in the insurance, industry, commerce and construction fields. Mr. Olshansky served and is serving as a director in various companies. He also engages in financial and economic consulting.

Y. EIZNER: Member of the Audit Committee. Bachelor of Economics and Statistics,
studied business administration at the Hebrew University. In the past, Mr.
Eizner served for several years as CEO of Bank Jerusalem Ltd. and as a director of the bank and its subsidiaries, and prior to that as Deputy CEO of that bank.
Mr. Eizner is also a director of Sadot Binyamina Ltd. and serves as the head of the Investment Committee of the Teachers' Education Fund.

S. ESHBOL: CPA and lawyer. Member of the Audit Committee and the Financial
Statement Review Committee. Ms. Eshbol has a Bachelor of Accounting with secondary courses in financing from the College of Administration and a Bachelor of Laws from the Herzliya Interdisciplinary Center. Ms. Eshbol engaged in accounting in the past and for the last several years has been practicing law.
As part of her legal practice is engaged in commercial and financial fields. She has served as director of other companies and currently serves as a director of the Israel Electric Corporation Ltd.

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

EMPLOYEES

     As of December 31, 2007, we had 43 employees, as follows:

     Personnel/Training Staff                   2
     Compliance and Auditing                    1
      Officers                                  6
     Professional Staff                        16
     Support Staff                             18

     All of our employees and officers reside in Israel and work at our offices in Tel Aviv.

     The reduction in our operations pursuant to the Run-Off Plan was accompanied also by a reduction in our staff. The number of our employees as of
December 31, 2007 is about 28% of the number that were employed on December 31,
2002.

     18 of our employees as of December 31, 2007 are subject to collective employment agreements entered into between us, the General Federation of Labor and our employees' committee.

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

     We are a "mixed company" as defined in the Government Companies Law and the opinion of the Commissioner of Wages and Labor Agreements in the Ministry of
Finance is that the above Basic Budget Law applies to us. The collective agreement entered into between us and some of our employees, in December 2002 was approved, upon our request, by the Commissioner of Wages and Labor
Agreements in the Ministry of Finance and he also approved certain severance payments to our officers, which were lower than those stipulated in their employment agreements. The collective agreement was subsequently extended with the approval of the Commissioner of Wages and Labor Agreements in the Ministry
of Finance until the earlier of the termination of the Run-Off Plan and December
31, 2008 We are currently in negotiations for the extension of the collective agreement.

SHARE OWNERSHIP

     None of our directors or executive officers own any of our shares. We do not have any arrangements, including stock option plans, which provide for the issuance of our securities to our directors or officers.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

RELATIONSHIP OF THE BANK TO THE GOVERNMENT OF ISRAEL

     As of December 31, 2007, the State of Israel held approximately 80% of our equity and approximately 45.78% of our outstanding voting rights and had the right to appoint approximately 50% of the directors (based upon the actual number of directors the State of Israel is entitled to appoint out of the total number of directors that may be appointed by the shareholders). Directors appointed by both the Ministry of Finance and the Ministry of Industry, Trade
and Employment are members of our Board of Directors.

     The Government has issued guarantees in our favor (which guarantees are also granted to other banks) to secure loans granted by us in cases where the
Government was interested in supporting the projects being financed by such loans.

     In accordance with the governmental approval of the Run-Off Plan, the
Government is responsible for the repayment of the Special Line of Credit as from July 1, 2005, on the condition that the interest rate on the credit line until the end of the Run-Off Plan shall not exceed the Bank of Israel Rate. If at the end of the Run-Off Plan there remains an unpaid balance of the Special
Line of Credit, the Government will repay the balance to Bank of Israel by July
31, 2008. Recently, the Special Line of Credit was extended until December 31,
2008 or until the approval by the Court of the Section 350 Arrangement among our shareholders, the State of Israel and the Bank, whichever is earlier.
Consequently, repayment by the Government of the Special Line of Credit was also extended. In exchange for its repayment of the credit balance, the collateral that was provided by the Bank for repayment of the Special Line of Credit will be assigned to the Government. It is our understanding that the Government's assuming responsibility for the repayment of the balance of the Special Line of
Credit does not derogate from our primary obligation to repay the outstanding balance to the Bank of Israel. See "Item 4. Information on the Company-Business
Overview" above for a discussion of the Special Line of Credit.

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

                             2007                                                          2006
---------------------------------------------------------------  -----------------------------------------------------------
                                                      PURCHASE                                                    PURCHASE
             NUMBER OF                               PRICE PER             NUMBER OF                             PRICE PER
CLASS OF      SHARES             HOLDING %           SHARE (IN  CLASS OF    SHARES             HOLDING %         SHARE (IN
 SHARES      PURCHASED      OF PURCHASED SHARES     US DOLLARS)  SHARES    PURCHASED      OF PURCHASED SHARES    US DOLLARS)
 ------      ---------      --------------------    -----------  ------    ---------      -------------------    -----------
                              IN        IN VOTING                                           IN      IN VOTING
                            EQUITY        RIGHTS                                          EQUITY      RIGHTS
                            ------        ------                                          ------      ------

D               290          0.01%           -           90          D         391         0.01%        -             90

DD              308          0.44%           -        1,000         DD         415         0.59%        -          1,000

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

     During the past year, we conducted examinations and verifications which revealed that, of the 3,429 D Shares (par value $100 each) and the 1,901 DD
Shares (par value $1,000 each) registered in the name of the State in our
Agent's registry in the United States but not registered in our books and not reported by us, 2,636 D Shares and 1,306 DD Shares should be transferred and registered in the name of the State in our books (and at the same time removed from the registry in the United States). At its meeting on February 26, 2008, our Board of Directors resolved to approve the transfer of the aforementioned shares in the name of the State, subject to the receipt of certain approvals from the State in connection with the correction of the existing records in its name and the "surplus" stock certificates it has in its possession. Once the transfer is carried out, the percentage of our capital held by the State will amount to 81.82% instead of 79.92% as currently reported. It should be noted
that apparently, 30 additional DD Shares were purchased by the State, but due to a lack of information regarding the sellers, it is not currently possible to transfer and register these shares in the name of the State in our books.

SHAREHOLDERS IN THE UNITED STATES

     The number of holders of shares in the United States and the number of shares that such holders held as of September 1, 2008 is set forth below:

     6% C Shares - 1,079 holders in the United States, holding 2,015,774 shares.

     6% CC Shares - 713 holders in the United States, holding 116,388 shares.

     7-1/2% D Shares - 571 holders in the United States, holding 13,359 shares.

     7-1/2% DD Shares - 1,381 holders in the United States, holding 7,677 shares.

PRINCIPAL HOLDERS OF VOTING SECURITIES

     The following table sets forth, as of August 31, 2008, certain information concerning ownership of our voting securities, including all persons known by us to own more than 5% of any class of our voting securities and the total amount of any class of our voting securities owned by our officers and directors as a group:

                                                                                                                  PERCENTAGE OF
                                                                         NUMBER OF SHARES    PERCENTAGE OF         TOTAL VOTING
     NAME OF HOLDER                       TITLE OF CLASS                       OWNED          CLASS OWNED          RIGHTS HELD
     --------------                       --------------                       -----          -----------          -----------

State of Israel                         Ordinary A Shares(1)                  7,370              48.81%               45.78%
Bank HaPoalim B.M. Israel (3)           Ordinary A Shares(1)                  1,830              12.12%               11.37%(4)
Israel Discount Bank Ltd.,              Ordinary A Shares(1)                  1,530              10.13%                9.50%
Bank Leumi le-Israel B.M Israel (5)     Ordinary A Shares(1)                  3,110(6)           20.60%               19.32%
Bank Hapoalim B.M Israel (5)            Ordinary Preferred Shares(2)         65,020(7)            6.50%                0.40%
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

     We conduct transactions with all or some of the aforementioned parties, in the ordinary course of business on terms applicable to our transactions in general. Following are the material transactions with these parties:

     Credit to the Israel Electric Corporation Ltd. and deposits of the State of
Israel - We provided long-term credit to the Israel Electric Corporation Ltd.
which was granted out of a deposit of the State. The State provided a guarantee as security for the repayment of such credit to us. As of December 31, 2007, the balance of the credit was NIS 4,963 million (as at December 31, 2006 - NIS 5,671 million). An expense of NIS 127 million was recorded in respect of the aforementioned credit in 2007 (in 2006 - an expense of NIS 89 million). This refers to dollar-denominated credit and due to the decrease in the exchange rate of the dollar, negative exchange rate differentials were recorded. In 2005, income of NIS 864 million was recorded, constituting more than 10% of the profit from financing operations before the allowance for doubtful debts in the said year.

     As aforementioned, the source for this credit was a deposit of the State of
Israel. In addition to the said deposit, the balance of the Government deposits includes also deposits made in order to provide loans in the framework of the
Kibbutzim arrangement and other deposits made in order to provide other long-term loans. As at December 31, 2007, the overall balance of the Government deposits amounted to NIS 5,319 million compared with NIS 6,087 million as at
December 31, 2006. Financing income in an amount of NIS 115 million was recorded in 2007 in respect of the Government deposits, compared with income of NIS 84 million in 2006 and an expense of NIS 902 million in 2005.

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

     OUR FINANCIAL STATEMENTS ARE PREPARED IN ACCORDANCE WITH ISRAELI GAAP AND
WITH THE DIRECTIVES OF THE ISRAELI SUPERVISOR OF BANKS. ISRAELI GAAP MAY DIFFER
SIGNIFICANTLY FROM U.S. GAAP. SEE "ITEM 17. FINANCIAL STATEMENTS," IN PARTICULAR
NOTE 32 THERETO, WHICH SETS FORTH THE PRINCIPAL DIFFERENCES BETWEEN ISRAELI GAAP
AND U.S. GAAP.

LEGAL PROCEEDINGS

     Set forth below are certain details regarding material legal proceedings against us which were pending as of June 1, 2008:

     (A) In August 2000, a claim, originally fixed for court fees in the sum of
US$18,666,711 and which was later increased to US$ 22.5 million, was filed by several venture capital funds against Mr. Blass, our former deputy general manager, and twenty four other defendants alleging a violation of an investment agreement by Mr. Blass and the other defendants. In addition to damages, the claimants also seek receiving shares in kind. Mr. Blass rejects the claim and he has instructed his lawyer to file a statement of defense. The claim was filed against Mr. Blass in his capacity as a director in the company in which the investment was to be made, Jolt Ltd. At that time, Mr. Blass served as the general manager of our subsidiary and was appointed by our subsidiary as director in the above company. In 2000, we sold all of our holdings in the subsidiary. On June 29, 2008, the Court approved a mediation agreement reached between the parties, by which all the claims between the parties were settled, without any monetary liability being imposed upon Mr. Blass. Pursuant to the mediation agreement, those parties who are to compensate the plaintiff are to pay the compensation by August 22, 2008.

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

     On July 11, 2007, a settlement agreement was signed between the parties, which was approved by our shareholders at their general meeting on August 20,
2007 and by the Court on November 4, 2007. According to the settlement agreement, we have paid to the plaintiff class the sum of NIS 4.7 million. In addition, we have paid a special remuneration to the plaintiff, plaintiff's attorneys' fees and various other expenses, all of which amounted to approximately NIS 1.5 million. At the same time, we have also reached an agreement with our Directors and Officers insurers according to which the insurers reimbursed us for half of the cost of the above-mentioned settlement agreement with the plaintiff and an additional amount of NIS 1 million for legal expenses we have incurred. On November 4, 2007, the settlement agreement was approved by the Court. We paid the above settlement amount and received the above reimbursement from our insurers.

     (C) In March 2003, Lahava Chatamim Ltd., in its capacity as a shareholder, filed a derivative action in the amount of NIS 409.5 million against us and eleven of our current and former officers and directors. The plaintiff claims that the officers and directors breached their duty of care and were negligent in carrying out their duties, by granting credits without proper collateral. The claimant argues that the breach and negligence are evidenced by the problems in the bank credit policy, the quality of the credits, the procedures employed for granting the credits, the management of credit risk and the routine handling of credits. The alleged damages are equal to the allowances for doubtful debts we made in our financial statements for 2002. Under Israeli law, the filing of a derivative action must be approved by the court. Accordingly, the plaintiff has filed an application to that effect. The parties' witnesses were cross-examined on May 26, 2005 and the parties last written summations were filed during the last quarter of 2005. On June 18, 2006, the Court rendered its decision rejecting the motion to certify the derivative action and awarded us and our current officers and directors legal fees in the amount of NIS 40,000. On
September 18, 2006 the plaintiff filed an appeal with the Supreme Court on the decision to reject the motion to certify the derivative action. The parties to the appeal submitted written summations and supplemental oral arguments were heard on February 14, 2008. As of yet, the Supreme Court has not rendered its decision. On June 1, 2005, we received notices from counsel to our directors and officers insurers that our insurers have reservations as to the validity of the insurance coverage for this action and that they reserve their rights in this matter. We categorically reject these reservations and intend to act to exhaust our rights against the insurers. In the opinion of the legal counsels handling the claim on our behalf, since the claim is a derivative action, our exposure in respect thereto is only for expenses (including court fees, expenses of the plaintiff, fee to the attorney of the plaintiff and special compensation to the plaintiff).

     (D) In September 2003, an Israeli oil company filed a claim against us and two other banks, Israel Discount Bank Ltd. and United Mizrachi Bank Ltd., in the
amount of NIS 6 million, concerning the delivery of oil products by the plaintiff to a power plant owned by a company that was a client of the three defendant- banks. We, together with the other two named banks, financed the building of the power plant. Our bank provided 26% of the financing for the power plant and the management of the consortium of the bank financing was performed by Israel Discount Bank Ltd. The plaintiff alleges that the involvement of the three banks in the approval of the business plan and its income and expense budget created a representation upon which the plaintiff relied at the time that it provided its products to the plant, assuming that the expenses included in the approved plan and/or budget would be paid by the above banks. Due to the fact that the consideration for the products delivered was not paid, the plaintiff claims that the banks are responsible to compensate it for its losses. We and the other two banks reject the claim and our legal counsels have filed the appropriate defenses. In July 2008, the matter was transferred to a mediation proceeding.

     (E) On June 30, 2004, two of our former senior employees filed a claim in the Labor Court, seeking NIS 2,346,200 in the aggregate (nominal). The claim is for various additional payments which, according to the claim, are due to them in connection with the cessation of their employment in 2002 pursuant to the terms of their employment contracts. The plaintiffs claim that in return for these additional payments that were granted to them in their employment contracts, they agreed to forfeit wage increases that were due to them at the time. Therefore, the plaintiffs have alternatively petitioned the court to award them the value of the wage increases that they agreed to forfeit. Despite the fact that, according to the plaintiffs' claim, the value of the wage increases is greater than the amount of the claim, in order to reduce court fees, they have set their value equal to the amount of the claim. The payment of these additional payments was not approved by the Commissioner of Wages and Labor
Agreements of the Ministry of Finance, who was also named in the claim as a defendant. Following the notice given by the Commissioner of Wages and Labor
Agreements of his consent to pay to the plaintiffs certain payments in settlement of the claim settlement that he offered them in the past, without conditioning this on their waiving further claims, the plaintiffs motioned for a partial judgment, under which we would pay to the two plaintiffs a total of approximately NIS 415,000, reflecting the consent of the Commissioner of Wages and Labor Agreements. We objected to this motion. All of the testimony has been heard and summations have been submitted and we are awaiting the Court's ruling regarding the overall claim.

     (F) On September 28, 2004, 27 financial institutions that hold our C Shares and/or CC Shares and/or CC1 Shares filed an action in the Tel Aviv District
Court, in which the court was petitioned, among other things, to direct us to pay to our shareholders a dividend similar in amount and frequency as we had paid until the payment of the last dividend for the second quarter of 2002. The plaintiffs claim, among other things, that according to our Articles of
Association, we are bound to pay to our preferred shareholders an annual dividend in the amount of 7.5%, that such dividend is not in essence a dividend, but rather a payment which is paid in full by the State of Israel with respect to the Perpetual Deposit and, therefore, such distribution is not subject to distribution requirements prescribed by law, and that even if such requirements should be applied, we should be ordered to pay the requested dividend because we meet the solvency requirement prescribed by law, and in light of the fact that the dividend is financed in full by the State of Israel and is not deducted from our capital. Since the issue of the dividend is connected, in our opinion, to the issue of the accrual of interest on the Bank's Perpetual Deposit, we filed, on March 9, 2005, a motion for a declaratory judgment against the State of
Israel and the above financial institutions, stating that the interest on the
Perpetual Deposit does in fact accrue. The Court has decided to consolidate the two motions for declaratory judgments. On December 27, 2005, the Minister of
Finance filed his answer to the two motions. The Minister's position is that the interest on the Perpetual Deposit does not accrue (neither to our benefit nor to the benefit of our shareholders) while we are not distributing dividends, and that in light of our situation and regardless of the non-accrual of the interest, a distribution of a dividend is not appropriate. On March 23, 2006, the Court decided that it will first rule on the question of the accrual of interest on the Perpetual Deposit. On August 5, 2007, a verdict was handed down by the Tel Aviv District Court whereby it rejected the opening motion we filed against the Finance Minister and against the aforementioned financial institutions and determined that as long as a dividend is not distributed on our preference shares, the interest on our Perpetual Deposit does not accrue. At its meeting on October 9, 2007, our Board of Directors discussed the ramifications of the verdict. The Board decided that since our originating motion related not only to the issue of accrual of interest on the Perpetual Deposit, in the absence of a dividend distribution, but also to the accrual and payment of a dividend in arrears (including upon liquidation), in order to avoid what the
Board believes is an unintended result, where our right to accrued interest against the payment of dividend in arrears on the Preferred Shares are also denied, the Bank should file an appeal on the rejection of the claim with regard to the payment of the accrued interest on the Perpetual Deposit against the payment of the dividend in arrears. Notwithstanding the above, the Board of
Directors added in its decision that the appeal will not be filed if an adequate clarification is provided by the State as to its consent to pay accrued interest on the Perpetual Deposit against the payment of the dividend in arrears on the preferred shares (Preferred C, CC, CC1, D and DD shares). Such clarification was not forthcoming and our appeal was submitted to the Supreme Court on January 6,
2008. At the aforementioned meeting on October 9, 2007, our Board of Directors also decided that in view of the ruling handed down by the Tel Aviv District
Court on our originating motion, it would be prudent for us to take steps towards the renewal of the distribution of the dividends, such as convening a general meeting of the Bank and recommending to the shareholders in the general meeting to amend our by-laws in order to remove the existing impediment against the renewal of the dividend distribution to the holders of Preferred Shares. The general meeting of the Bank convened on January 7, 2008 and rejected the proposed amendments to our by-laws. On February 5, 2008, the financial entities that filed the originating motion against us submitted a request to the Court to add the State as an additional respondent due to, among other reasons, the vote of the State at the general meeting of the Bank against the proposed amendments to our by-laws. On February 24, 2008, we responded to above request stating that we have no objection to the addition of the State as an additional respondent.
On March 18, 2008 the above financial entities and the State signed an
"agreement document" by which the parties agreed, among other things, that within the framework of the Section 350 Arrangement, which was hsubmitted by us for the approval of the Court regarding the sale of our shares or alternatively, a partial payment of the preferred dividend to the holders of our C Shares, CC
Shares and CC1 Shares, shall establish that with the approval of the arrangement by the court, the originating motion filed by the above financial entities shall be dismissed, as well as the appeal filed by us on the decision of the Tel Aviv
District Court regarding the dismissal of our originating motion, and that subject to payment of the sums due to the holders of our C Shares, CC Shares and
CC1 shares (which includes the financial entities), pursuant to the arrangement, they will waive their claims and demands concerning the dividend. The above agreement was submitted to the Court on July 6, 2008. In the opinion of our legal counsel, the likelihood that the Court will require us to pay the dividend without its being financed by the State (as interest on the Perpetual Deposit)
is remote.

     (G) On October 10, 2005, a company that performs engineering and plumbing work, filed a claim in the amount of NIS 1,356,459 against us, a receiver that was appointed at our request to a residential and commercial project that encountered difficulties, and the owner of the land that at the time had entered into a joint venture with the promoter that had constructed the project with our financing. The plaintiff company performed work on the project at the request of the promoter, which had failed to repay its debt to the plaintiff company. The claim states that the amount sought reflects the amount the promoter still owes the plaintiff company in respect of the work it executed on the project with interest and/or linkage differences. The plaintiff company contends that due to the principles of construction loan financing and our having granted to the promoter construction loans for construction of the project, we should be held responsible for repayment of the debt. Furthermore, it contends that at the time it had entered into the agreement with the promoter, we should have brought to its attention the information the plaintiff contends was in our possession, regarding the difficult condition of the promoter and the project. The handling of the claim was transferred to the care of an attorney acting on our behalf. On
March 14, 2006, the action against the receiver was dismissed at the outset FOR failure to show cause of action and the action is continuing, therefore, only against us and the land-owner.

     (H) In May 2006, a suit was filed in the Rehovot Magistrates Court, against us, the receiver that was appointed at our request in respect of a carpentry workshop and the purchaser of the workshop from the receiver. According to the statement of claim filed by the former owners of the workshop for an amount of
NIS 2.5 million, we and the receiver agreed with the acquirer of the workshop on a purchase price lower than the amount that he originally undertook to pay the plaintiffs. The plaintiffs also claim that we and the receiver did not insure the premises and equipment of the workshop and, therefore, we are liable for the damages that occurred to the premises and the equipment as a result of a fire that broke out at the workshop. The handling of the suit was transferred to an attorney on our behalf.

     (I) In December 2007, a suit was filed against us in the Tel Aviv- Jaffa
Magistrates Court for an amount of NIS 1.3 million. The suit was filed by a customer of ours who received in the past credit from the Bank to finance a construction project. The suit alleges that the Bank overcharged the plaintiff's account for interest and commissions without its consent or in violation of the agreements between the Bank and the customer. According to the plaintiff, if not for these charges, its account with the Bank as of June 2007 would have had a credit balance in the amount being sued for and not a debit balance. We transferred the handling of this suit to an attorney. We filed a counter-claim against the plaintiff for the outstanding balance in its account (which as of
February 2008 amounted to approximately NIS 2.2 million). The parties have agreed to enter into mediation proceedings

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

B.   SIGNIFICANT CHANGES

     No significant changes have occurred since the date of the annual financial statements included in this Annual Report on Form 20-F, except as described in
Item 4.B.

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

                                                                     IN  NIS

                        CLASS C CUMULATIVE       CLASS CC CUMULATIVE           CLASS CC1 CUMULATIVE
                          PARTICIPATING             PARTICIPATING                 PARTICIPATING               PREFERRED ORDINARY
                        PREFERENCE SHARES         PREFERENCE SHARES             PREFERENCE SHARES                  SHARES
                         ----------------        --------------------          --------------------          --------------------
                         HIGH        LOW         HIGH            LOW           HIGH            LOW           HIGH            LOW
                         ----       -----        -----          -----          -----          -----          -----          -----

2003                     123           58        1,142            700            990            550            229            143
2004                     158           95        1,590          1,000          1,449          1,001          1,174            194
2005                     169          107        1,400            960          1,500          1,089          1,058            578
2006
   1st Quarter           126           94        1,225          1,008          1,159            873            572            490
   2nd Quarter           193          142        1,885          1,339          1,977          1,386            525            390
   3rd Quarter           201          179        1,981          1,582          1,852          1,784            383            315
   4th Quarter           227          196        2,308          1,907          2,040          1,995            538            424
2007
   1st Quarter           260          190        2,499          1,900          2,099          1,720            536            450
   2nd Quarter           280          183        2,379          1,910          2,140          1,720          2,095            509
   3rd Quarter           400          234        3,853          2,376          3,600          2,100          1,775          1,265
   4th Quarter           429          356        4,112          3,601          3,980          3,250          1,790          1,231
2008
   January               438          392        4,112          4,112          3,901          3,901          1,840          1,066
   February              400          400        4,112          4,112          3,901          3,695          1,098            803
   March                 400          342        4,112          4,112          3,853          3,380          1,168            811
   April                 390          323        4,112          4,112          3,853          3,791          1,588          1,177
   May                   365          328        4,112          3,300          3,791          3,002          1,487          1,241
   June                  330          275        3,500          3,500          3,444          2,960          1,241            832
   July                  330          300        3,500          3,497          3,250          2,998            932            666
   August                322          290        3,497          3,497          3,250          3,200            750            750

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

     QUORUM AT GENERAL MEETINGS. Under Article 65 of our Articles of
Association, the required quorum for any general meeting of shareholders is two or more shareholders present in person, by proxy or by attorney, who collectively hold Ordinary A Shares representing at least thirty-three and one-third percent (33(1)/3%) of the number of votes of the Company. Article 68 of our Articles of Association provides that if a quorum is not present within half an hour from the time the meeting was set, then, if the meeting was called at the request of the shareholders it will be cancelled; otherwise, it will be adjourned and any shareholders present and entitled to participate in the adjourned meeting shall constitute the required quorum.

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

     Article 107 of our Articles of Association provides that 1/3 of the directors then in office shall constitute a quorum for meetings of the Board of
Directors. No business shall be transacted at a meeting of the Board of
Directors unless the requisite quorum is present. At a twice adjourned meeting
(due to lack of the requisite quorum), two directors shall constitute a quorum according to Article 107 of our Articles of Association.

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

     In addition, a director who has a personal interest in a transaction
(whether with him or with another person), except a transaction that is not extraordinary, may not be present or vote at a meeting of the Audit Committee or the Board of Directors, unless a majority of directors in the Audit Committee or the Board of Directors, as applicable, have a personal interest in the transaction.

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

     Pursuant to the Companies Law, a company may indemnify an office holder
(including a director) against a monetary liability imposed on him by a court, including in settlement or arbitration proceedings that were approved by a court. Indemnification may cover reasonable litigation costs, including attorneys' fees, incurred due to an investigation or a proceeding by an authority competent to perform such investigation or proceeding, and which terminated without the filing of an indictment and without a monetary liability in place of a criminal proceeding, or which terminated without the filing of an indictment but with a monetary liability in place of a criminal proceeding for an offense which does not require proof of criminal intent, and reasonable litigation expenses, including attorneys' fees, incurred in a civil proceeding or in a criminal proceeding in which the office holder was found to be innocent or in which he was convicted of an offense which does not require proof of a criminal intent. The indemnification of an office holder must be expressly allowed in the articles of association, under which the company may (i)
undertake in advance to indemnify its office holders (including directors) with respect to events that in the board of director's opinion can be foreseen, in view of the actual activity of the company, at the time of giving such undertaking, and up to an amount or specific criterion determined by the board of directors to be reasonable under the circumstances, which events and which amount or criterion are to be stipulated in the company's undertaking and with respect to expenses as specified above; or (ii) provide indemnification retroactively.

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

     The provisions of the Companies Law described above include certain amendments enacted during 2005. Our Articles of Association were recently amended so as to allow us to exempt officers and directors, to indemnify them and to procure insurance for them, in accordance with the amended provisions of the Companies Law, but require the additional approval of our shareholders even with regard to exemption and undertaking to indemnify to be granted to our office holders who are not directors.

C.   MATERIAL CONTRACTS

     The following is a summary of each material contract, other than contracts entered into in the ordinary course of business and other than the Run-Off Plan and the Special Line of Credit (which are described in "Item 4. Information on the Company - Business Overview - Proposed Sale of the Bank and Extension of
Special Line of Credit by Bank of Israel" and "Adoption of Run-Off Plan and
Amendment of the Special Line of Credit" above), and the indemnification and exemption agreements for directors and senior officers (which are described in
"Item 6. Directors, Senior Management and Employees - Compensation") to which we are a party, for the two years preceding publication of this Annual Report on
Form 20-F.

     o Rental Agreement - On June 26, 2003, we signed a rental lease for new offices, located at 82 Menachem Begin Road, Tel Aviv, Israel 67138. We rent approximately 12,000 square feet, plus parking spaces and additional storage space. In 2006, we exercised an option to extend the agreement until August 31,
2009. We pay rent of approximately $15,600 per month for office space and approximately $5,500 more per month for parking and storage space. In addition, we pay maintenance, municipal property tax and other related expenses.

     o Perpetual Deposit Agreement - Pursuant to agreements (by way of exchange of letters) that were entered into at various times between us and the Israeli
Treasury, we deposited with the Israeli Treasury the capital from the offerings of our Preferred Shares (C Shares, CC Shares, CC1 Shares, D Shares and DD
Shares). The total principal amount of these deposits with the Treasury was NIS
848.8 million, as of December 31, 2007, as compared with NIS 825.8 million, as of December 31, 2006. Pursuant to these agreements, we are entitled, regarding the amounts so deposited, to receive dollar-interest at the annual rate of 7.5%
of the dollar value of the deposits (as of the date of their deposit), which will be paid net to us by the Treasury, on the dates that we will declare the payment of a dividend for the Preferred Shares, in such manner that after the payment of taxes and other charges, the net amount of interest that we receive from the Treasury will be at the above rate of 7.5%.

     The deposit agreements do not expressly stipulate how the interest on the
Perpetual Deposit should be handled during periods in which the Bank is prevented from distributing dividends on these Preferred Shares, and whether the interest will accrue and be paid when the Bank pays the accrued preferred dividends in arrears or upon liquidation. See Note 15 to our financial statements in Item 17 of this Annual Report on Form 20-F for details on the cessation of dividend distribution and the matter of the accrued interest on the
Perpetual Deposit with the Israeli Treasury.

     According to the deposit agreements, the principal amounts that we so deposited will be returned to us by the Israeli Treasury only upon our liquidation or for the purpose of redemption of D Shares and DD Shares (which were offered as redeemable shares), with the principal amounts being linked to the U.S. dollar from the date of their deposit with the Treasury and until
October 1987, and linked to the higher of the CPI or the U.S. dollar, from
October 1, 1987 until the date of repayment. The deposit agreements establish that the Treasury shall not have a right of set-off as to amounts that we will receive regarding the deposits thereby deposited.

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

     The agreement was for an initial period of three years beginning from
January 1, 2004 and during 2006 we extended it for an additional two years. We are entitled to terminate the agreement by a prior notice of four months. In
2007, the cost of the service was NIS 2.3 million. In 2008, the cost of the service will amount to NIS 2.1 million each year. Half of the above service cost amounts is linked to the Israeli CPI and half is linked to the exchange rate of the U.S. dollar.

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

     On March 14, 2005, the parties signed a new collective agreement which extended the term of the prior collective agreement until the termination date of our Run-Off Plan (including any modification or extension to the Plan approved by the Government) or until December 31, 2007, whichever is first. This new agreement also established and clarified that employees who under the original agreement were entitled to an early old-age pension due to the termination of their employment, will be entitled to the pension until they reach the age from which they will be entitled to receive a regular old-age pension from the pension fund in which they are members. This certification was required in light of the reform in the pension field which took place after the signing of the original agreement. The new collective agreement also established that some of the limited-time concessions to which the employees agreed in the original agreement will continue to apply during the term of the new agreement.

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
2008.

     In connection with the discussions regarding the privatization of the Bank, negotiations are currently taking place between the parties to the above-mentioned collective agreement regarding its extension for another term.
As part of this prospect, our Board of Directors approved an additional payment of NIS 10 million for the employees at the termination of their employment (both those covered by the collective agreement as well as those employed under personal contracts). As at December 31, 2007, the balance of the provision relating to the employees included in the aforementioned collective agreement amounted to NIS 18.2 million (excluding salary tax), compared with NIS 20.8 million in December 2006. We have recorded an additional NIS 10 million approved by our Board of Directors as aforesaid. The agreements that were signed in the past were approved by the Commissioner of Wages and Labor Agreements in the
Ministry of Finance and we also intend to bring for his approval the new extended collective agreement once it is signed.

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

     o Credit to the Israel Electric Corporation Ltd. - Pursuant to a series of agreements entered into at various times during the 1990's, we granted long-term credits to the Israel Electric Corporation Ltd. in a total amount of approximately 1.5 billion U.S. dollars and with final payment dates falling due in the years 2020-2025. These credits were granted from deposits which were deposited with us by the State of Israel, in identical amounts and having identical maturity dates as the credits. These credits are fully guaranteed
(principal and interest)_by the State of Israel. The outstanding balance of these credits as of December 31, 2007 was approximately 1.29 billion U.S.
dollars, comprising approximately 90% of the total credit to the public at that date.

D.   EXCHANGE CONTROLS

     There are no Israeli laws, decrees or regulations that restrict or affect our export or import of capital or the remittance of dividends, interest or other payments to non-resident holders of our securities, including the availability of cash and cash equivalents for use by us, except as set forth under "Item 10.Additional Information - Memorandum and Articles of Association -
Foreign Ownership" above, and under "Taxation" below.

E.   TAXATION

ISRAELI TAXATION

     The following is general information regarding Israeli tax laws to which
U.S. and other non-Israeli shareholders may be subject. It does not cover all possible tax considerations and therefore you should not rely on this information as legal or professional tax advice. You should consult your own tax advisor as to the particular tax consequences of an investment in our shares and notes including the effects of applicable Israeli or foreign or other tax laws and possible changes in the tax laws. The discussion is based on Israeli tax laws in force as of June 11, 2008.

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

     Non-residents of Israel are subject to income tax on passive income accrued or derived from sources in Israel, such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel, subject to the relevant tax treaty.

     On distributions of dividends other than bonus shares (stock dividends) to non-residents of Israel, we would generally withhold at source income tax at a rate of 20%, unless a different rate applies under a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel tax treaty, the maximum tax on dividends paid to a holder of our shares who is a resident of the
United States will be 25% or 12.5% if certain conditions are met, including, among others, that the holder is a corporation which holds, directly or indirectly, shares representing 10% or more of the voting power in our company during any part of the 12-month period preceding the date of payment of the dividend.

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

     o    a corporation, partnership or other entity treated as such formed in or under the laws of the United States, any state thereof or the
          District of Columbia;

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

     o    dealers or traders in stocks, securities or currencies;

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

     The summary also does not discuss any aspect of state, local or non-U.S.
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
AND NON-U.S. TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF
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

     A U.S. Holder that purchased a note at a premium (generally, at a cost in excess of its stated principal amount) may elect to amortize such premium over the term of the note, with a corresponding decrease in tax basis. A U.S. Holder that makes the election to amortize premium must apply it to the notes and to all debt instruments acquired at a premium held at the beginning of the taxable year in which the election was made, and to all debt instruments subsequently purchased at a premium, unless IRS consent to a change is obtained.

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

     Except as described below, upon a sale or other disposition of our shares or notes, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition (less amounts attributable to accrued but unpaid dividends or interest, if any, which will be taxed as dividends or interest, respectively) and the holder's adjusted tax basis in the shares or notes sold or otherwise disposed of. A U.S. Holder using the cash method of accounting must calculate the U.S. dollar value of the proceeds received on the sale date as of the date that the sale settles, while a
U.S. Holder using the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the "trade date," unless the U.S. Holder has elected to use the settlement date to determine the proceeds of the sale.
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

     If a U.S. Holder purchases one or more of our notes with more than a de minimis amount of "market discount" and recognizes gain upon a later disposition or retirement of those notes (or receives a partial principal payment on those notes), then the lesser of (i) that gain (or of that principal payment) and (ii)
the portion of the market discount that accrued while the U.S. Holder held the notes generally will be treated as ordinary interest income at that time. In addition, the U.S. Holder may be required to defer a portion of any otherwise deductible interest expense on indebtedness incurred or maintained to purchase or carry the notes until that interest income is realized.

     The notes will be considered to have been purchased with market discount if they are purchased at a price below their stated redemption price at maturity.
The amount of accrued market discount will be determined (i) on a ratable basis by multiplying the market discount times a fraction, the numerator of which is the number of days the U.S. Holder held the notes and the denominator of which is the total number of days after the date the U.S. Holder acquired the notes up to and including the date of its maturity or (ii) if the U.S. Holder elects, on a constant interest rate method. The U.S. Holder may make that election with respect to any notes, but that election is irrevocable.

     The foregoing rules do not apply to a U.S. Holder that elects to include the accrued market discount income currently. This election, once made, applies to all market discount obligations acquired during the election year or thereafter and may not be revoked without IRS consent. If this election is made, the basis of the notes in the U.S. Holder's hands will be increased by the market discount thereon as it is included in income.

     If a U.S. Holder acquires one or more of our notes with premium and does not make the election described above to amortize that premium, upon maturity the U.S. Holder will have a capital loss for U.S. federal income tax purposes, equal to the amount of the premium, unless the note has previously been disposed
of. If the U.S. Holder disposes of the note before maturity, the premium will be included in the "tax basis" of the note and therefore will decrease the gain, or increase the loss, that the U.S. Holder would otherwise realize upon the disposition of the note.

     In general, any gain recognized by a U.S. Holder on the sale or other disposition of our shares or notes will be U.S. source income for U.S. foreign tax credit purposes (except for any portion taxable as market discount, which should constitute non-U.S. source income for these purposes). Pursuant to the treaty, however, gain from the sale or other disposition of our shares by a holder who is a U.S. resident for treaty purposes and who sells those shares within Israel may be treated as foreign source income for U.S. foreign tax credit purposes. A loss on the sale or other disposition of our shares or notes may have to be allocated against foreign source income for those purposes.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FINANCIAL RISK

     The asset and liability management policy is designed to keep the risks of linkage bases and interest risks within the boundaries of exposure set by our
Board of Directors.

     The implementation of this policy is discussed by a committee in which the
GM and members of management participate. The committee usually meets weekly. In accordance with the approval of the Supervisor of Banks from November 26, 2003, this management committee acts as our financial risk manager.

     In 1997, the Bank of Israel issued instructions regarding management and control of financial risks. We act in accordance with such instructions. For purposes of implementing the asset and liability management policy and the financial risk management policy, our Board of Directors set out a number of limits. In addition, it set out dates and formats for reporting and control regarding compliance with the limits it set. On a quarterly basis, a report on financial risk management is presented to the plenary session of our Board of
Directors and as part of the discussions held, an updated exposure document is presented. This document also addresses the exposure limits set and such limits are updated on the basis of the decisions taken.

     The following is a breakdown of the major risks, the limits that were set, and the reporting dates and formats in connection with the level of the risks and the compliance with the limits:

BASE RISK - The exposure to base risk is measured as the difference between the assets and liabilities (including the impact of futures transactions) in each of the linkage bases. We, as does the overall banking system, act in three major activity segments: the Index-linked segment, the foreign currency (and linked thereto) segment, and the shekel unlinked segment. The exposure to a base risk relates to exposure to changes in inflation and to changes in the exchange rates of the various currencies.

     In respect of each of the linkage segments listed above, we set out frameworks of maximum permissible surpluses and deficits. These restrictions are set taking into consideration the composition of our capital and our current activity.

     The limits sets by our Board of Directors for each of the linkage segments are as follows (in NIS millions):

INDEX-LINKED SEGMENT* - A maximum surplus of NIS 500 million, and a maximum deficit of NIS 50 million.

UNLINKED SHEKEL SEGMENT - A maximum surplus of NIS 100 million, and a maximum deficit of NIS 550 million.

FOREIGN CURRENCY/FOREIGN CURRENCY LINKED SEGMENT - A maximum surplus of NIS 50 million, and a maximum deficit of NIS 25 million.

*    In the Index-linked segment, the permissible surplus/deficit is net of the equity of the Bank (including preference shares classified from an accounting standpoint as liabilities).

     The report on the base exposure is included as part of the report on our operations that is presented to the plenary of our Board of Directors. In addition, the report is included as part of the management committee that meets, as mentioned above, on a weekly basis.

     The following table presents the surplus of assets over liabilities
(liabilities over assets) broken down by linkage segment. The data include off-balance sheet items. The data below are computed after neutralizing liabilities in respect of our preference shares which are classified from an accounting standpoint as liabilities, since our asset and liability management policy is to relate to the surplus of assets over liabilities that are unrelated to our equity.. The following data are in NIS millions:

                                                         FOREIGN
                                                         CURRENCY
                         UNLINKED        CPI-LINKED     DENOMINATED/   NON-MONETARY
                      SHEKEL SEGMENT     SEGMENT (*)      LINKED          ITEMS          TOTAL
                      --------------     -----------      ------          -----          -----

December 31, 2007         (350.6)           854.6            5.5           47.2          556.7
December 31, 2006         (456.0)           888.9           26.8           50.9          510.6

(*)  Including the Perpetual Deposit with the Treasury (December 31, 2007 in an amount of NIS 848.8 million, December 31, 2006 - NIS 825.8 million).

     The data presented below indicate that in all of the linkage segments, the exposure is within the limits set by our Board of Directors.

     An examination conducted on the impact of an increase of 1% in the Consumer
Price Index indicates that the calculated addition to equity amounts to NIS 8.7 million. A decrease of 1% in the Index would result in a decrease in equity of the same amount.

     The following table presents the sensitivity of the impact of changes in the exchange rate of the dollar as of December 31, 2007 (in NIS millions) on the results of our operations:

Percentage change in dollar rate                       (5)%          (10)%             5%           10%
------------------------------------------- -------------   ------------    ------------   -----------
Impact on the results of operations                  (0.4)          (0.8)            0.4           0.8

     Our exposure to other currencies is small and, therefore, the impact on the results of our operations is marginal.

     The abovementioned data are net of the liabilities in respect of our preference shares. In addition, the data presented below are calculated without the impact of such changes on other variables (such as interest rates).

     INTEREST RISK - The interest rate risk derives from the impact of future changes in interest rates on the present value of our assets and liabilities.
Such changes may cause erosion of our income and equity.

     In order to reduce the risk deriving from possible changes in interest rates, we implement a policy of matching, to the extent possible, between the dates of change of interest on the assets to the dates of change of interest on liabilities.

     The exposure to interest risk is measured by the gap of the average lifespan in each linkage segment.

     The following table presents the major data pertaining to the average lifespan in the various linkage segments (in years):

                                                                                                FOREIGN CURRENCY
                               UNLINKED SHEKEL SEGMENT        INDEX-LINKED SEGMENT             AND LINKED THERETO
                            ----------------------------- ------------------------------ -----------------------------
                               12/31/07       12/31/06       12/31/07        12/31/06       12/31/07       12/31/06
                            -------------- -------------- -------------- --------------- -------------- --------------

Total assets                     0.08           0.20           4.13           3.73            6.28           6.52
Total liabilities                0.09           0.09           2.97           3.20            6.34           6.64
Discrepancy in years            (0.01)          0.11           1.16           0.53           (0.06)         (0.12)

     The major interest risk exists mainly in the Index-linked segment, since most of the assets and liabilities in this segment are long-term and at fixed interest. The average lifespan of the assets in this segment as of December 31,
2007 is 4.13 years versus an average lifespan of the liabilities of this segment of 2.97 years. The gap in the average lifespan, therefore, is 14 months. A longer average lifespan of assets generates an exposure to the risk of an increase in interest rates in this segment. This exposure to interest risk is within the framework set by our Board of Directors.

     In the unlinked shekel segment, the average lifespan gap is smaller and derives from the fact that the average lifespan of both assets and liabilities is short, since most of the assets and liabilities have variable rates of interest.

     In the foreign currency segment, the average lifespan is affected by the large volume of credit, which is characterized by low risk and which has a fixed rate of interest. The average lifespan of the liabilities of this segment is
0.06 years longer than the average lifespan of the assets of the segment.

     As part of the limits on the rate of exposure to changes in interest rates, the Board of Directors of the Bank set limits to the maximum calculated impairment to the equity of the Bank in the event of a change in interest rate of 1%, versus the accepted interest rates as of the date of the report. The following are the limits set for the maximum possible decrease in the calculated value of the Bank's equity, as established by the Board of Directors:

     UNLINKED SEGMENT - a maximum decrease of NIS 4 million.

     INDEX-LINKED SEGMENT - a maximum decrease of NIS 14 million.

     FOREIGN CURRENCY/FOREIGN CURRENCY-LINKED SEGMENT - a maximum decrease of
NIS 3 million.

     The following table presents the central data in connection with the sensitivity of our capital (in NIS millions) to changes of 1% in the interest curve (the theoretical change in the economic value as a result of the scenario):

LINKAGE SEGMENT                       INCREASE ON INTEREST BY 1%    DECREASE OF INTEREST BY 1%
---------------------------------    ----------------------------  ---------------------------

Index-linked                                    10.2                           8.7
Foreign currency / linked thereto                1.2                          (1.3)

     In the unlinked segment, the impact of a change in interest of 1% is marginal and therefore, not included in the table.

     The above calculation and the calculation in the following table are based on accepted calculations for the measurement of the average lifespan of assets,
i.e., discounting the future cash flows, including interest to accrue until the earlier of maturity, or the date of a change in the interest rate. The calculation of the change in the value of these assets and liabilities is only in respect of a change in the interest rate, without the impact of a change in interest on other factors (such as the rate of forecasted inflation, etc.).

     It is worth noting that such a calculation measures only the impact of a change in interest and is not connected with credit risks.

     The following table is an analysis of our exposure to fluctuations in interest rates as of December 31, 2007. The table includes the fair value of our assets and liabilities, calculated as explained below:

ANALYSIS OF EXPOSURE TO FLUCTUATIONS IN INTEREST RATES AS AT DECEMBER 31, 2007
Reported amounts

                                                                                                          DECEMBER 31, 2007
                                     -----------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                       ON         FROM          FROM        FROM           FROM          FROM           FROM                      WITHOUT
                                     DEMAND       ONE TO      THREE TO     ONE TO        THREE TO       FIVE TO        TEN TO          OVER        FIXED                                  INTERNAL
                                    AND UP TO     THREE        TWELVE       THREE          FIVE          TEN           TWENTY         TWENTY      MATURITY                      FAIR       RATE OF  AVERAGE
                                    ONE MONTH     MONTHS        MONTHS      YEARS           YEARS        YEARS          YEARS          YEARS       DATE *        TOTAL         VALUE       RETURN   DURATION
                                     -------      -------      -------      -------        -------      -------        -------        -------      -------      -------        -------    -------    -------
                                                                                                      NIS millions                                                                           %        YEARS
                                     -------------------------------------------------------------------------------------------------------------------------------------------------    -------    -------

 ISRAELI CURRENCY - UNLINKED
 TOTAL ASSETS                          130.3            -          0.1            -              -            -              -              -            -        130.4          138.8       5.67       0.08
Total liabilities                      504.9         22.3          0.2            -              -            -              -              -          0.1       (527.5)        (527.5)      4.19       0.09
                                     -------      -------      -------      -------        -------      -------        -------        -------      -------      -------        -------    -------    -------
Difference                            (374.6)       (22.3)        (0.1)           -              -            -              -              -         (0.1)      (397.1)        (388.7)      1.48      (0.01)
Effect of futures
transactions                            16.5         20.1          9.9            -              -            -              -              -            -         46.5
Exposure to interest rate
fluctuations                          (358.1)        (2.2)         9.8            -              -            -              -              -         (0.1)      (350.0)
Cumulative segment exposure           (358.1)      (360.3)      (350.5)      (350.5)        (350.5)      (350.5)        (350.5)        (350.5)      (350.6)      (350.6)
                                     -------      -------      -------      -------        -------      -------        -------        -------      -------      -------
 ISRAELI CURRENCY -
 LINKED TO THE CPI
Total assets                             6.3         11.6         54.0        105.2           65.9         72.7           33.3              -        848.8      1,197.7        1,215.0       5.78       4.13
Total liabilities                        1.2         12.5         48.5        124.0           84.3         41.3            1.4              -            -        313.3          306.5       2.62       2.97
                                     -------      -------      -------      -------        -------      -------        -------        -------      -------      -------        -------    -------    -------
Difference                               5.1         (0.9)         5.5        (18.8)         (18.4)        31.4           31.9              -        848.8        884.6          908.5       3.16       1.16
Effect of futures transactions             -        (20.1)        (9.9)           -              -            -              -              -            -        (30.0)
                                     -------      -------      -------      -------        -------      -------        -------        -------      -------      -------
Exposure to interest rate
fluctuations                             5.1        (21.0)        (4.4)       (18.8)         (18.4)        31.4           31.9              -        848.8        854.6
Cumulative segment exposure              5.1        (15.9)       (20.3)       (39.1)         (57.5)       (26.1)           5.8            5.8        854.6        854.6
                                     -------      -------      -------      -------        -------      -------        -------        -------      -------      -------
 FOREIGN CURRENCY AND
 LINKED THERETO
Total assets                            41.6        140.9        397.3        969.4          816.5      1,586.8        1,154.2              -            -      5,106.7        5,113.5       6.90       6.28
Total liabilities                        1.7        137.0        397.5        970.7          818.1      1,596.7        1,163.0              -        446.6      5,531.3        5,545.9       6.88       6.34
                                     -------      -------      -------      -------        -------      -------        -------        -------      -------      -------        -------    -------    -------
Difference                              39.9          3.9         (0.2)        (1.3)          (1.6)        (9.9)          (8.8)             -       (446.6)      (424.6)        (432.4)      0.02      (0.06)
Effect of futures transactions         (16.5)           -            -            -              -            -              -              -            -        (16.5)
                                     -------      -------      -------      -------        -------      -------        -------        -------      -------      -------
Exposure to interest rate
fluctuations                            23.4          3.9         (0.2)        (1.3)          (1.6)         9.9           (8.8)             -       (446.6)      (441.1)
Cumulative segment exposure             23.4         27.3         27.1         25.8           24.2         14.3            5.5            5.5       (441.1)      (441.1)
                                     -------      -------      -------      -------        -------      -------        -------        -------      -------      -------
OVERALL EXPOSURE TO
  FLUCTUATIONS
 IN INTEREST RATES
Total assets**                         178.2        152.5        451.4      1,074.6          882.4      1,659.5        1,187.5              -        848.8      6,434.9        6,467.3       6.81       6.01
Total liabilities                      507.8        171.8        446.2      1,094.7          902.4      1,638.0        1,164.4              -        446.7      6,372.0        6,379.9       6.44       5.64
                                     -------      -------      -------      -------        -------      -------        -------        -------      -------      -------        -------    -------    -------
Difference                            (329.6)       (19.3)         5.2        (20.1)         (20.0)        21.5           23.1              -        402.1        (62.9)          87.4       0.37       0.37
Exposure to interest rate
fluctuations                          (329.6)       (19.3)         5.2        (20.1)         (20.0)        21.5           23.1              -        402.1        (62.9)
                                     -------      -------      -------      -------        -------      -------        -------        -------      -------      -------
Cumulative exposure                   (329.6)      (348.9)      (343.7)      (363.8)        (383.8)      (362.3)        (339.2)        (339.2)        62.9        (62.9)
                                     -------      -------      -------      -------        -------      -------        -------        -------      -------      -------

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
Therefore, regarding most of the financial instruments, the fair value estimate is not necessarily an indication of the instrument's realizable value on balance sheet date. The estimate of the fair value was made at interest rates prevailing at balance sheet date and did not take interest rate fluctuations into consideration. The use of other interest rates could result in significantly different fair values. This is especially true in regard to non-interest bearing financial instrument or those bearing fixed interest rates. Furthermore, commissions receivable or payable as a resultof the business activity, were not taken into account, and neither was the tax effect. Moreover, the difference between the book value and fair value of the financial instruments may not be realized, since in most cases, we may hold the financial instruments until redemption. In view of the above, it should be emphasized, that the data contained in the above table should not be considered as an indication of our value as a going concern. Furthermore, considering the wide range of valuation and estimation techniques, which may be applied in arriving at fair values, caution should be used in comparing the fair values arrived at by different banks.

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

     o The fair value of problematic debts was calculated by using discount rates reflecting their intrinsic high credit risk. In any event, such discount rates were not less than the highest interest rate used by us in our operations proximate to balance sheet date. The future cash flows of problematic debts were calculated net of the specific allowances for doubtful debts. The general and supplementary allowances for doubtful debts in an aggregate amount of NIS 45.2 million as of December 31, 2007 (on December 31, 2006 - NIS51.7 million), were not deducted from the balance of credit to the public for cash flows purposes in assessing the fair value.

     o Regarding the Perpetual Deposit, the accepted pricing models cannot be applied to such deposits. Therefore, their book value is considered to be their fair value. See "Item 3. Key Information-Risk Factors" above for details of the terms of these deposits.

     o The fair value of deposits, debentures and capital notes was arrived at by the method of discounting the future cash flows at the interest rate paid by us in obtaining similar deposits, or the interest rate of similar debentures and capital notes if they were issued by us, prevailing as of balance sheet date.

     o Regarding deposits from the Bank of Israel, the balance in the balance sheet is a close approximation of the fair value since the deposits are at variable rates of interest.

     o Regarding non-participating preference shares, the common costing models do not address this type of share. As a result, the fair value is presented as book value (for information pertaining to the rights of these shares and the dividend in arrears, see Notes 14 and 16 of the financial statements).

     o Regarding participating preference shares, the common costing models do not address this type of share. As a result, the fair value is presented as book value (for information pertaining to the rights of these shares and the dividend in arrears, see Notes 15 and 16 of the financial statements).

     o Regarding derivative financial instruments, instruments having an active market, were valued at market value. Where these instruments are traded on several markets, valuation was based on quotations in the most active market.
Derivatives that are not traded on an active market, were valued based on models used by us in our current operations which take into consideration the inherent risk of the financial instrument (market risk, credit risk etc.).

     o Regarding financial instruments (other than derivative marketable financial instruments) for an initial period not exceeding three months and bearing variable market interest rates, the amount stated in the balance sheet represents an approximation of the fair value subject to changes in credit risks and our interest margins in transactions at variable interest rates.

     As part of the limits on the rate of exposure to changes in interest rates, our Board of Directors set limits to the maximum calculated impairment to our equity in the event of a change in interest rate of 1%, versus the accepted interest rates as of the date of the report. The following are the limits set for the maximum possible decrease in the calculated value of our equity, as established by our Board of Directors:

UNLINKED SEGMENT - a maximum decrease of NIS 4 million.

INDEX-LINKED SEGMENT - a maximum decrease of NIS 14 million.

FOREIGN CURRENCY/FOREIGN CURRENCY-LINKED SEGMENT - a maximum decrease of NIS 3 million.

The frequency of reporting on compliance with the limits in connection with exposure to changes in interest rates was, until 2004, on a quarterly basis, As a result of the decrease in the volume of the Bank's activity, the frequency of such reports was changed to twice a year (semi-annual reports).

     The rate of the net changes in all the linkage segments is low in comparison with the volume of assets of the segment.

     DERIVATIVE FINANCIAL INSTRUMENTS - As part of its asset and liability management policy, the Bank conducts transactions in derivative financial instruments.

     As a result of the events that occurred in the second half of 2002, our activity in derivative financial instruments was reduced to a minimum and, at present, it is designed solely for the closure of our position exposure, through the use of forward transactions, Swap transactions and the purchase of foreign currency options.

     The risk to which we are exposed due to the derivative financial instuments is not material to our financial position.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

CESSATION OF DIVIDEND DISTRIBUTION

     Our issued and outstanding share capital includes, among others, our
Preference C Shares, CC Shares and CC1 Shares and our D Shares and DD shares.
The C Shares, CC Shares and CC1 Shares entitle the holders thereof to a cumulative preferred dividend of 6% per annum plus a participating dividend. The
D Shares and DD Shares entitle the holders thereof to a cumulative preferred dividend of 7.5% per annum.

     According to Article 6 of our Articles of Association, the C Shares, CC
Shares, CC1 Shares, D Shares and DD Shares rank first (pari passu with each other) and prior to all of our other classes of shares, in any distribution of preferential dividends, provided, however, that if there are arrears of any fixed cumulative preferential dividends, then according to Article 130 of our
Articles of Association, our Board of Directors is bound to recommend to the general meeting of shareholders the payment of arrears prior to any other distribution. The payment of cumulative preferential dividends to the holders of our Ordinary Preferred Shares, totaling approximately $25 per annum, is prior to the dividend on our Ordinary A Shares and Ordinary B Shares.

     According to Article 7 of our Articles of Association, upon liquidation of the Bank, the assets available for distribution to the shareholders will be first distributed to pay cumulative preferred dividends in arrears to all classes of Preferred shares, I.E. the C Shares, CC Shares, CC1 Shares, D and DD shares.

     According to the Companies Law, a company is entitled to distribute dividends only from its profits (as defined therein), on condition that there is no reasonable fear that such distribution would prevent the company from meeting its existing liabilities and its expected liabilities when they come due
(hereinafter - the "repayment ability test"). Nevertheless, the Court is permitted to approve the distribution of a dividend not from the company's profits, if it is convinced that the company meets the "repayment ability test".
According to the Directives of Proper Banking Procedures, the Supervisor of
Banks prohibited distribution of dividends by a banking institution if, among other things, one or more of the last three calendar years ended in a loss, or the aggregate results of the three quarters ending on the last day of the interim period for which the last financial statements were issued reflected a loss. Article 133 of our Articles of Association provides that no dividends may be paid other than out of our profits and that any such dividends shall not carry interest.

     We ended the years 2001 through 2003 with a loss, the year 2004 with a profit and the years 2005 and 2006 with a loss. Commencing with the financial statements for the first quarter of 2002, we had no profits from which we could distribute dividends pursuant to the Companies Law. The last quarterly dividend that we paid in respect of our C Shares, our CC Shares, our CC1 Shares, our D
Shares and our DD Shares was the dividend for the second quarter of 2002, which payment of dividends was made with court approval and approval of the Supervisor of Banks. In accordance with our Articles of Association, we may distribute a dividend only out of earnings. As from the second quarter of 2002, we did not remain even with nominal earnings.

     The proceeds of the issuance of our C Shares, our CC Shares, our CC1
Shares, our D Shares and our DD Shares, were deposited by us with the Ministry of Finance of the State of Israel pursuant to deposit agreements. In our financial statements, we refer to our deposits with the Ministry of Finance as the Perpetual Deposit. According to the deposit agreements, our Perpetual
Deposit earns interest at a rate of 7.5% per annum (plus differentials of linkage to the U.S. dollar), which interest must be paid by the Ministry of
Finance to us on the payment dates for the dividends to be paid by us on our
Preferred Shares.

     When we ceased making dividend payments on our Preferred Shares, the
Ministry of Finance also ceased paying us the interest payments on the Perpetual
Deposit. The deposit agreements do not expressly stipulate how the interest on the Perpetual Deposit with the Ministry of Finance should be handled during periods in which we are prevented from distributing dividends on our Preferred
Shares, and whether the interest will accrue and be paid if we ultimately pay accrued dividends on such Preferred Shares in arrears, or upon liquidation.

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

     o the possibility that the interest on the Perpetual Deposit would continue to accrue even if not actually paid, if no dividend is distributed.

     On December 1, 2002, we received the reply of the Supervisor of Banks to our request for the position of the Supervisor on the matter of distributing a dividend in respect of the third quarter of 2002. The Supervisor's answer stipulated, among other things, that in the existing circumstances (as detailed in the letter), the Supervisor of the Banks believes that "it is inappropriate to distribute a dividend at this time". Nevertheless, the Supervisor of Banks noted that it was still not completely clear as to the legal aspects of various questions connected with the distribution of the dividend and the accrual of the interest on the Perpetual Deposit, and as to what the position of the State of
Israel is on this issue. The Supervisor of Banks added that a copy of the letter had been sent to the GCA and the Accountant General, and that following receipt of clarifications from them and from us to the questions raised, the Supervisor will notify the Bank as to his position.

     In view of the lack of clarity as to the matter of the accrual of interest on the Perpetual Deposit during the period in which we were prevented from distributing a dividend (the lack of clarity to which the Supervisor of Banks referred to in his letter) and in view of the possible ramifications of this matter on the distribution of the dividends in respect of the preferred shares, our Board of Directors deliberated the matter, taking into consideration a comprehensive legal opinion presented to the Board. Our Board reached the conclusion that the interest not paid to us due to the non-distribution of the dividend should accrue to our credit and, accordingly, in the event of the
Bank's liquidation, the interest will be paid to the receiver. In a letter dated
January 22, 2003, we requested from the Ministry of Finance and the GCA to issue their positions on this matter as soon as possible.

     In its reply dated March 13, 2003, the Ministry of Finance stated, among other things, that the monies paid on the Perpetual Deposit for purposes of distributing the dividend will be transferred to us solely for purposes of redeeming the D Shares and DD Shares, or upon liquidation. In order to clarify matters and to avoid doubt, we once again petitioned the Ministry of Finance to confirm that it accepts the position of our Board of Directors as described in the preceding paragraph. Despite requests that were sent by the Bank to the
Ministry of Finance regarding this issue, the requested clarification still was not obtained. The Board of Directors has deliberated the matter of the dividend on the said preferred shares several times, and after taking into account all of the considerations and circumstances described above, has decided to abide by its previous decision and to refrain from distributing any further dividend for the time being.

     As stated above, from the date we stopped paying the dividend on the aforementioned preferred shares, the State has stopped paying to us the interest on the Perpetual Deposit.

     The cumulative amount of the dividend, at a rate of 7.5% per annum, in respect of the aforementioned preference shares (including a 1.5% participating dividend in respect of class C, CC, and CC1 shares) which has not been paid since we ceased paying dividends is, as of December 31, 2007, an amount of NIS
185.4 million. This amount was not recorded in the financial statements and is equal to the amount of the interest on the Perpetual Deposit which was also not recorded in the financial statements.

     The cumulative amount of NIS 185.4 million is broken down as follows: NIS
113.8 million in respect of non-participating shares (D and DD), and an amount of NIS 71.6 million in respect of participating shares (C, CC, and CC1). Of this amount, an amount of NIS 33.4 million is in respect of 2007, as follows: NIS
20.7 million in respect of non participating shares (D and DD), and an amount of
NIS 12.7 million in respect of C, CC, and CC1 shares which are participating shares. See "Item 3. Key Information-Risk Factors" above for a discussion.

     On September 28, 2004 various financial entities that hold our class C, class CC and/or class CC1 Shares filed with the Tel Aviv District Court an originating motion in which the Court is requested to instruct us to pay to our shareholders back dividends at the same rate and relevant quarterly dates as was paid until the second quarter of 2002. As of March 31, 2008, this would amount to approximately NIS 105.1 million. The petitioners contend, among other things, that, according to our Articles of Association, we are required to pay to the holders of our Preferred Shares an annual dividend at the rate of 7.5%, and that this annual dividend is not actually a dividend but rather a payment made in full by the State of Israel in respect of the Perpetual Deposit. The petitioners contend that the annual dividend is not subject to the distribution conditions provided by law, since the dividend is not paid from our profits but rather by a third party (the State of Israel) and therefore its payment does not lessen our assets. Moreover, they contend that even if the distribution conditions should be applied to the annual dividend, we should still be ordered to distribute the annual dividends, because we have met the repayment ability test because the annual dividend is being fully financed by the State of Israel and not being deducted from our capital.

     Whereas management was of the opinion that the matter relating to dividends distribution is connected to the question of whether under the circumstances of a non-distribution of dividends, the interest on the Perpetual Deposit is accrued in our favor, and whereas the answers received from the Ministry of
Finance in this matter have been unclear and insufficient, we have requested from the Tel Aviv District Court a declaratory judgment against the State, by which the interest on the Perpetual Deposit is indeed accrued in our favor, as was the position of our Board of Directors on this matter. Following the requests of our bank and the aforementioned financial entities, the Court ordered that the hearing on the two originating motions be consolidated. In the reply of the Minister of Finance to the originating motions prior to a preliminary hearing that was held on January 12, 2006, the Minister of Finance announced that his position is that the interest on the Perpetual Deposit does not accrue in our favor when we do not distribute a dividend, and that in any event, in light of our circumstances, there is no justification for our distributing a dividend.

     On March 23, 2006, the Court ruled that in the first stage the question of interest accumulated on the Perpetual Deposit will be discussed and determined, on the grounds that determining this question will further the discussion and ruling on the remaining questions on the agenda. At the time, our Board of
Directors expressed its position in principle that if it was ruled that the interest on the Perpetual Deposit would not accumulate, the Board of Directors would reconsider the distribution of dividends, subject to the legal and regulatory restrictions that bound the bank on this matter, and in this context the need to obtain permission and amendments to our Articles of Association. On
August 5, 2007 the Tel Aviv District Court dismissed our originating motion against the Minister of Finance and against the abovementioned financial institutions, and ruled that so long as no dividend was distributed to our preferred shareholders, there would be no interest accumulated on the Perpetual
Deposit.

     At its meeting on October 9, 2007, our Board of Directors discussed the ramifications of the ruling. The Board of Directors decided that since our originating motion referred not only to the issue of the accumulated interest on the Perpetual Deposit in the absence of the distribution of a dividend, but also to its accumulation and payment when the dividend in arrears is paid (including at the time of liquidation), in order to avoid what the Board believes is an unintended result, where our right to the accumulated interest against payment of the dividend in arrears on the Preferred Shares are also denied, the Bank should file an appeal on the dismissal of the claim with regard to the payment of accumulated interest on the Perpetual Deposit against payment of the dividend in arrears. However, our Board of Directors added in its decision that no appeal would be filed if we were given adequate clarification by the State on its consent to pay the accumulated interest on the Perpetual Deposit against payment of the dividend in arrears on Preferred Shares (Preferred shares C, CC, CC1, D, and DD). This clarification was not provided and we filed an appeal with the
Supreme Court on January 6, 2008.

     At the abovementioned meeting on October 9, 2007, our Board of Directors discussed the ramifications of the abovementioned ruling on the board's continued policy regarding the distribution of dividends on Preferred Shares. In view of the ruling with regard to the non-accumulation of interest on the
Perpetual Deposit at the Ministry of Finance so long as no dividend is distributed (a ruling that the bank does not dispute), and since the Board of
Directors considered the interests of both our shareholders and of our creditors
(who in view of the ruling no longer benefit from the non-distribution of the dividend), the Board of Directors concluded that we should act to renew the distribution of dividends. In this context, our Board of Directors decided (at the abovementioned meeting) to undertake a number of measures: 1) to recommend at our General Meeting to amend our Articles of Association with regard to two matters relating to the renewal of the distribution of dividends, one, to authorize the distribution of dividends not only from profits (which do not exist at this stage) but also from the interest that will be paid to us on the
Perpetual Deposit, and the other, to authorize the distribution of a current preferred dividend on our Preferred Shares even without a distribution - either preceding or simultaneously - of preferred dividends in arrears (since, in view of the wording of the ruling, a claim is liable to be made that we are not entitled to the accumulated interest on the Perpetual Deposit against the distribution of dividends in arrears, a result that will prevent us from distributing dividends in arrears in the absence of sufficient profits); 2) to summon a General Meeting of the bank to amend our Articles of Association as mentioned above, and to authorize the Chairman of the Board of Directors to set the date for this meeting; 3) to ask the Supervisor of Banks for permission for the distribution the Preferred shareholders, subject to the above amendments of the Articles of Association and the approval of the Court for the proposed distribution (in accordance with the Companies Law - 5759-1999, distribution of dividends in cases in which there are no profits suitable for distribution requires a court approval, and on that date we had no profits suitable for distribution). A detailed description of our Board of Directors' decisions at the abovementioned meeting October 9, 2007 is found in the immediate report published by us on October 10, 2007. In accordance with the abovementioned decision of our Board of Directors, a General Meeting of the bank was convened on January 7, 2008. On the agenda were the abovementioned proposals to amend our
Articles of Association so that the Articles of Association would not continue to constitute a hindrance to the renewal of the distribution of dividends. The proposals for amending the Articles of Association were submitted to a vote, but were rejected by the majority of voters. On February 5, 2008, the financial institutions that had filed the abovementioned originating motion against us, motioned the court to attach the State as an additional respondent, in part because of the vote of the State at the General Meeting of the bank against the proposals to amend our Articles of Association as mentioned above.

     The "agreement document" signed between the State and the financial institutions that filed the originating motion against us, which follows the document of principles of March 18, 2008 signed between the State, the abovementioned financial institutions, and some of our holders of Preferred
Ordinary shares and which states the undersigned parties' consent to implement a blueprint for the sale of our shares and to cooperate in its implementation, the abovementioned financial institutions and the State agreed that in the framework of the Section 350 Arrangement, which would be filed with the Court as part of the sale blueprint would include, among other things, the following stipulations:

     o    The State and the abovementioned financial institutions will not object to the return to us of the Perpetual Deposit on July 31, 2008 or on the date that the arrangement is approved, whichever comes later.

     o    If the sale of the bank is not completed by December 31, 2009 or if an order for liquidation against us is issued before then or if our
          General Meeting decides to voluntarily liquidate it (all of these
          "liquidation of the bank"), the following provisions will apply:

          E)   The State will pay us 50% of the interest at 6% a year
               accumulated on the Perpetual Deposit with regard to C Shares, CC
               Shares, and CC1 Shares for the period from July 1, 2002 through
               July 31, 2008. This amount will be paid on the date that the bank is liquidated, or on December 31, 2009, whichever comes first
               ("the Payment Date").

               This amount will bear the linkage and interest differentials in accordance with the Adjudication of' Interest and Linkage Law
               5721-1961 beginning on July 31, 2008 and until the Payment Date, which will be paid by the State on the Payment Date. The payment by the State will be grossed-up in accordance with the Perpetual
               Deposit agreements.

          F)   We will pay holders of C Shares, CC Shares, and CC1 Shares on the
               Payment Date a dividend at the rate of 50% of the preferred dividend accumulated at a rate of 6% a year for the period from
               July 1, 2002 through July 31, 2008 plus linkage and interest differentials in accordance with the Adjudication of' Interest and Linkage Law 5721-1961 beginning on July 31, 2008 and until the Payment Date.

          G)   The State will forego its demands and claims against us and/or our liquidator with regard to payment of 50% of the dividend to the state, as the shareholder of preferred D Shares and DD
               Shares, for the period beginning on July 1, 2002 and ending on
               July 31, 2008.

          H)   Subject to full payment accruing to them in accordance with section B) above, the holders of C Shares, CC Shares, and CC1
               Shares will have no claims with regard to the non distribution of dividends during the period beginning on July 1, 2002 and ending on the Payment Date. To remove all doubt, nothing stated above derogates from the rights of the abovementioned shareholders to the accumulated preferred dividends on their shares in accordance with our Articles of Association, including with regard to the abovementioned period.

     o    Subject to payment of the amounts owed to them from the proceeds of the sale of our shares, or - if the sale is not executed - subject to the payment of 50% of the abovementioned dividend, the holders of C
          Shares, CC Shares, and CC1 Shares will forego their demands and claims towards the State with regard to the payment of the dividend for any past period or future period or with regard to the Perpetual Deposit and the return of its proceeds to us.

     o    Upon approval of the arrangement by the Court, the originating motion filed by the abovementioned financial institutions and the appeal filed by us on January 6, 2008 to the Supreme Court will be dismissed.
          Dismissal of the appeal will be binding on us and on the State only for the relations between the two parties with regard to that part of the Perpetual Deposit that relates to the various C class shares.

     On April 29, 2008, the Ministerial Committee for Privatization Issues made its decision regarding the privatization of the bank. This decision stipulated, among other things, that on the basis of the document of principles of March 18,
2008 signed between our shareholders (and for the abovementioned subsequent agreement document), we will submit the Section 350 Arrangement.

     At the meeting on May 26, 2008, our Board of Directors approved the submission of the Section 350 Arrangement.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
         PROCEEDS

     None, except as described in the Section 350 Arrangement in Item 4.B.

ITEM 15. CONTROLS AND PROCEDURES

     Disclosure controls and procedures

     We have evaluated, with the participation of our General Manager and
Comptroller, the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 20-F. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.Based upon our evaluation, our General
Manager and Comptroller concluded that our disclosure controls and procedures, as of December 31, 2007, were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported as required by the applicable rules and forms, and that it is accumulated and communicated to our management, including our General Manager and Comptroller, as appropriate to allow timely decisions regarding required disclosure.

     Management's annual report on internal control over financing report

     Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-
15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance to our management and our Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements for external purposes in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurances with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline.

     Our management (with the participation of our General Manager and
Comptroller) conducted an evaluation, pursuant to Rule 13a-15(c) under the
Securities Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in the framework in Internal Control -
Integrated Framework issued by the Committee of Sponsoring Organizations of the
Treadway Commission (COSO). Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2007 and concluded that our internal control over financial reporting was effective as of December 31, 2007. This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation of our reigistered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us, as a non-accelerated filer, to provide only management's report in our annual report for the year ended December 31, 2007.

     Changes in internal control over financial reporting

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

     Our accounting personnel have outlined the issues relevant to the reconciliation of our financial statements to U.S. GAAP and the methods of preparing such a reconciliation. In addition, we have retained U.S. counsel to advise as to the requirements of Form 20-F and related SEC rules and regulations. In preparing the U.S. GAAP reconciliation of our financial statements, our accounting personnel were guided by the experience they acquired in the previous annual reports. Our accounting personnel regularly consult with, and seek the assistance of, outside advisors in connection with the required reconciliation of our financial statements to U.S. GAAP. Moreover, they periodically seek from such outside advisors relevant updates regarding SEC and
PCAOB rules and regulations relating to reconciliation to U.S. GAAP.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our Board of Directors has determined that we have two Audit Committee financial experts (as defined in the instructions to Item 16A of Form 20-F)
serving on the Audit Committee, Mr. Yacob Eizner and Ms. Shulamit Eshbol. Mr.
Eizner is an appointee of Bank Leumi le-Israel B.M and Ms. Eshbol is an appointee of the State of Israel. Both Mr. Eizner and Ms. Eshbol are
"independent" (as defined by NASDAQ Rules 4200(a)(15) and 4350(c) and (d)).

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     According to the Companies Law, the remuneration of the independent auditor for auditing work shall be established by the shareholders at the general meeting, by the board of directors if the shareholders so authorize, or, if the matter is prescribed in the articles of association, as prescribed therein. Our shareholders authorized our Board of Directors to establish the remuneration of the independent auditors for auditing work done in 2007, subject to the fee schedule of the GCA.

     Furthermore, the Companies Law stipulates that the remuneration of the independent auditors for services other than auditing work shall be established by the board of directors unless the articles of association state that remuneration for such services shall be established by the shareholders at the general meeting.

     Pursuant to the above, the remuneration of our independent auditors for audit work and other services in 2006 and 2007 was established by our Board of
Directors.

     KPMG - Somekh Chaikin, Certified Public Accountants (Isr.), served as our independent public accountant for the fiscal years 2005 and 2006. For the year ending December 31, 2006, Kesselman & Kesselman, Certified Public Accountants
(Isr.), a member of PricewaterhouseCooopers International Ltd. (hereinafter:
"Kesselman & Kesselman) served together with KPMG as joint auditors, for the auditing of our Israeli financial statements only. For the year ending December
31, 2007, Kesselman & Kesselman served as our independent public accountant. For the years ended December 31, 2007 and 2006, the aggregate fees billed and/or agreed to by KPMG and its affiliates and to Kesselman & Kesselman are as follows:

                                      133

                            2007         2006
                            -----       -----
                          (IN THOUSANDS OF NIS)
                            -----------------

Audit Fees(1)               1,056       1,145
Audit-related Fees(2)           -          35
Tax Fees(3)                    30          30
                            -----       -----

TOTAL                       1,086       1,210
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

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     The following financial statements are filed as part of this annual report:

     Our audited balance sheets as of December 31, 2007 and December 31, 2006 and the statements of income (loss), shareholders' equity and cash flows for the years ended December 31, 2007, 2006 and 2005, including the notes thereto and together with the Report of Independent Registered Public Accounting Firm
thereon, are included at pages F-1 to F-101 to this annual report.

     OUR FINANCIAL STATEMENTS CONFORM WITH ISRAELI GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES AND THE INSTRUCTIONS OF THE SUPERVISOR OF BANKS (ISRAEL) ("ISRAELI
GAAP"), WHICH DIFFER IN CERTAIN RESPECTS FROM THOSE GENERALLY ACCEPTED IN THE
UNITED STATES ("U.S. GAAP") AS DESCRIBED BELOW IN NOTE 32 TO THE FINANCIAL
STATEMENTS.

ITEM 18. FINANCIAL STATEMENTS

     See Item 17 above.

ITEM 19. EXHIBITS

  EXHIBIT
   NUMBER                          DESCRIPTION
  --------                         -----------

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
               (incorporated by reference to the applicable exhibit to the
               Annual Report on Form 20-F of Industrial Development Bank of
               Israel Limited for fiscal year ended December 31, 2005).

     4.7       Summary of Indemnification Agreement for Directors and Senior
               Officers.

     4.8       Summary of Kibbutz Debt Agreement (incorporated by reference to the applicable exhibit to the Annual Report on Form 20-F of
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

     INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

By: /s/ Uri Galili                        By: /s/ Natan Atlas
------------------                        -------------------
Uri Galili, General Manager               Natan Atlas, General Secretary

Dated: September 11, 2008.

                         THE INDUSTRIAL DEVELOPMENT BANK
                               OF ISRAEL LIMITED

                              FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2007

                                   Industrial Development Bank of Israel Limited

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2007
--------------------------------------------------------------------------------

CONTENTS

                                                                          PAGE

Reports of Independent Registered Accounting Firms                         F-1

Balance Sheets                                                             F-5

Statements of Income                                                       F-6

Statement of Changes in Shareholders' Equity                               F-7

Statement of Cash Flows                                                    F-8

Notes to the Financial Statements                                          F-9

--------------------------------------------------------------------------------
                                            |KESSELMAN & KESSELMAN
                                            |Certified Public Accountants (Isr.)
                                            |Trade Tower, 25 Hamered Street
                                            |Tel Aviv 68125 Israel
                                            |P.O Box 452 Tel Aviv 61003
                                            |Telephone +972-3-7954555
                                            |Facsimile +972-3-7954556

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM TO THE SHAREHOLDERS OF
INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

We have audited the balance sheet of Industrial Development Bank of Israel
Limited ("the Bank") as of December 31, 2007 and the related statements of income, shareholders' equity, and cash flows, for the year then ended. These financial statements are the responsibility of the Bank's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with the standards of the Public Company
Accounting Oversight Board (United States). Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of the Bank as of December 31,
2007 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in Israel.
Furthermore, in our opinion, the statements that were audited by us, as above, have been prepared in accordance with the directives and guidelines of the
Supervisor of Banks.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States.
Information relating to the nature and effect of such differences is presented in note 32 to the consolidated financial statements.

As explained in Note 1C, the aforementioned financial statements are presented in new Israeli shekels in accordance with Accounting Standards of the Israel
Accounting Standards Board and the provisions of the Supervisor of Banks.

                                      F - 1

Without qualifying our opinion, we draw attention to the following:

A.   Notes 1A and 33 to the financial statements refers to the severe liquidity problems experienced by the Bank in August 2002. These liquidity problems were caused by increased withdrawal of deposits by the public, the interest-bearing special line of credit provided to the Bank by the Bank of
     Israel, the decisions of the Bank's Board of Directors to adopt the
     "Run-Off" plan for the supervised sale of the Bank's credit assets and to extend the plan until July 31, 2008, the agreement of the Bank's Board of
     Directors to restrict the license of the Bank and to limit its duration until the end of the "Run-Off " plan, the announcement of the Governor of
     Bank of Israel regarding the restriction of the Bank's license and the revocation of the license as from August 1, 2008, and the decision of the
     Ministerial Committee for Social and Economic Affairs (the Social Economic
     Cabinet) to approve and extend the duration of the "Run-Off" plan, as above, (hereinafter - the Government decision extending the duration of the
     "Run-Off" plan), and the blueprint for the proposed sale of all the shares of the Bank and any further arrangements with it's shareholders, all this as detailed in the above note.

     The factors above raise substantial doubt as to the ability of the Bank to continue operating as a going concern.

     The financial statements do not contain any changes in the value or classification of assets or liabilities that would be required should the
     Bank cease to operate as a going concern.

B.   Note 21 of the financial statements regarding the litigation pending against the Bank and senior officers thereof, all as detailed in the aforementioned note.

                                             Kesselman & Kesselman
                                             Certified Public Accountants (Isr.)

Tel-Aviv, Israel
February 26, 2008 (except for Notes 32 and 33,
as to which the date is September 11, 2008)

                                      F - 2

                    SOMEKH CHAIKIN                   Telephone  972 3 684 8000
                    KPMG Millennium Tower            Fax        972 3 684 8444
                    17 Ha'arba'a Street, PO Box 609  Internet   www.kpmg.co.il
                    Tel Aviv 61006 Israel

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE SHAREHOLDERS OF
THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

We have audited the accompanying financial statements of Industrial Development
Bank of Israel Limited (the Bank), detailed hereunder:

a.   Balance sheet as at December 31, 2006

b.   Statements of income (loss), changes in shareholders' equity, and cash flows, for each of the years ended December 31, 2006 and 2005

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Bank as at December 31,
2006 and the results of its operations, the changes in the shareholders' equity and its cash flows for each of the years ended December 31, 2006 and 2005, in conformity with accounting principles generally accepted in Israel. Furthermore, in our opinion, these statements have been prepared in accordance with the directives and guidelines of the Supervisor of Banks in Israel.

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

                                      F - 3

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

                                      F - 4

                               The Industrial Development Bank of Israel Limited

BALANCE SHEETS AS AT DECEMBER 31
--------------------------------------------------------------------------------

Reported amounts
                                                                2007           2006
                                                              -------        -------
                                                   NOTE    NIS MILLIONS   NIS MILLIONS
                                                  -------     -------        -------

ASSETS

Cash and deposits with banks                         2           33.8           66.4

Securities                                           3           46.3           50.4

Credit to the public                                 4        5,521.1        6,519.1

Credit to governments                                5           24.7           41.5

Fixed assets                                         6            0.8            1.1

Other assets                                         7            7.2           12.1

Perpetual deposits with the Israeli Treasury         8          848.8          825.8
                                                              -------        -------

Total assets                                                  6,482.7        7,516.4
                                                              =======        =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits of the public                               9           54.6           66.9

Deposits of banks                                   10          481.2          768.3

Deposits of the Government                                    5,319.2        6,087.4

Perpetual deposit                                   11            0.1            0.1

Capital notes                                       12           20.2           24.9

Other liabilities                                   13           50.7           58.2

Non-participating shares                            14          276.0          303.2

Participating preference shares                     15          170.6          187.4
                                                              -------        -------

Total liabilities                                             6,372.6        7,496.4

Shareholders' equity                                16          110.1           20.0
                                                              -------        -------

Total liabilities and shareholders' equity                    6,482.7        7,516.4
                                                              =======        =======

----------------------------------------      ----------------------------       --------------------------
Dr. Raanan Cohen - Chairman of the Board      Uri Galili - General Manager       Rimon Shmaya - Comptroller

Date of approval of the financial statements: February 26, 2008 (except for
Notes 32 and 33, as to which the date is September 11, 2008)

The accompanying notes are an integral part of the financial statements.

                                      F - 5

                               The Industrial Development Bank of Israel Limited

STATEMENTS OF INCOME FOR THE YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------

Reported amounts

                                                                  2007        2006         2005
                                                                -------      -------      -------
                                                                  NIS           NIS          NIS
                                                          NOTE  MILLIONS     MILLIONS     MILLIONS
                                                        ------- -------      -------      -------

Profit from financing operations
 before allowance for doubtful debts                       23      29.3         18.2         61.6
Allowance for doubtful debts                               4C     (13.8)        21.7         44.2
                                                                -------      -------      -------
Profit (loss) from financing operations
 after allowance for doubtful debts                                43.1         (3.5)        17.4
                                                                -------      -------      -------
OPERATING AND OTHER INCOME
Operating commissions                                      24       1.1          1.3          2.2
Gains from investments in shares                           25       8.7         16.4         11.3
Other income                                               26       1.7          3.8          4.7
                                                                -------      -------      -------
Total operating and other income                                   11.5         21.5         18.2
                                                                -------      -------      -------

OPERATING AND OTHER EXPENSES
Salaries and related expenses                              27      18.5         17.6         18.2
Expenses in respect of employee  retirement                           -          0.5          5.5
Maintenance and depreciation of buildings
 and equipment                                                      2.9          2.7          3.8
Other expenses                                             28       9.4         14.3         16.5
                                                                -------      -------      -------
Total operating and other expenses                                 30.8         35.1         44.0
                                                                -------      -------      -------
Income (loss) from ordinary operations before taxes                23.8        (17.1)        (8.4)
Provision for taxes on operating income                    29       1.6            -            -
                                                                -------      -------      -------

NET INCOME (LOSS) FOR THE YEAR                                     22.2        (17.1)        (8.4)
                                                                =======      =======      =======

                                NET INCOME (LOSS) PER SHARE
                           --------------------------------------
                            2007           2006             2005
                           -------       --------          ------
                             NIS            NIS              NIS
                           -------       --------          ------

"A" ordinary shares        1,470.2       (1,132.4)         (556.3)
                           =======       ========         =======

                       WEIGHTED QUANTITY OF SHARES USED IN COMPUTING
                                   INCOME PER SHARE
                           ---------------------------------
                             2007         2006         2005
                           -------      -------      -------

"A" ordinary shares          1,510        1,510        1,510
                           =======      =======      =======

The accompanying notes are an integral part of the financial statements.

                                      F - 6

                               The Industrial Development Bank of Israel Limited

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY*
--------------------------------------------------------------------------------

Reported amounts

                                                                        ACCUMULATED                        FROM
                                                                         DIFFERENCE      ADJUSTMENTS   PRESENTATION
                                                                             ON          ACCUMULATED        OF
                                                                        TRANSLATION     DIFFERENCE ON   AVAILABLE-
                                                                             OF          TRANSLATION     FOR-SALE                      TOTAL
                                                                           DOLLAR            OF         SECURITIES                     SHARE-
                                         ORDINARY      PREFERENCE         LINKED          CPI LINKED      AT FAIR   ACCUMULATED       HOLDERS'
                                          SHARES         SHARES           DEPOSIT(*)      DEPOSIT(*)       VALUE        LOSS           EQUITY
                                          -------        -------           -------         -------        -------      -------         -------
                                                                                 NIS MILLIONS
                                          ----------------------------------------------------------------------------------------------------

BALANCE AS AT JANUARY 31,
2005                                        131.4        1,068.0            (697.5)          202.5            0.3       (505.5)          199.2

CHANGES DURING 2005
Net loss                                        -              -                 -               -              -         (8.4)           (8.4)
Adjustments from
 presentation of available-for
-sale securities at fair
value                                           -              -                 -               -            5.8            -             5.8
Translation differences
 relating to CPI-linked
 perpetual  deposit (*)                         -              -                 -             0.5              -            -             0.5
                                          -------        -------           -------         -------        -------      -------         -------

BALANCE AS AT DECEMBER 31,
2005                                        131.4        1,068.0            (697.5)          203.0            6.1       (513.9)          197.1

CHANGES DURING 2006
Adjustments as of January 1,
 2006 caused by initial
 implementation of
 Accounting Standard No. 22                     -         (992.3)            697.5            90.7              -            -          (204.1)
                                          -------        -------           -------         -------        -------      -------         -------
Balance as at January 1,
 2006 following the
 implementation of
 Standard No. 22                            131.4           75.7                 -           293.7            6.1       (513.9)           (7.0)
Net loss                                        -              -                 -               -              -        (17.1)          (17.1)
Adjustments from
 presentation of available-for-
 sale securities at fair value                  -              -                 -               -            2.6            -             2.6
Translation differences
 relating to CPI-linked
 perpetual deposit (*)                          -              -                 -            41.5              -            -            41.5
                                          -------        -------           -------         -------        -------      -------         -------

BALANCE AS AT DECEMBER 31,
2006                                        131.4           75.7                 -           335.2            8.7       (531.0)           20.0
                                          -------        -------           -------         -------        -------      -------         -------

CHANGES DURING 2007
Net income                                      -              -                 -               -              -         22.2            22.2
Adjustments from
 presentation of available-for
-sale securities at fair value                  -              -                 -               -            0.8            -             0.8
Translation differences
 relating to CPI-linked
 perpetual deposit (*)                          -              -                 -            67.1              -            -            67.1
                                          -------        -------           -------         -------        -------      -------         -------

BALANCE AS AT DECEMBER 31,
2007                                        131.4           75.7                 -           402.3            9.5       (508.8)          110.1
                                          =======        =======           =======         =======        =======      =======         =======

*    See Note 8 to the financial statements.

The accompanying notes are an integral part of the financial statements.

                                      F - 7

                               The Industrial Development Bank of Israel Limited

STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                                         2007             2006               2005
                                                                      ---------         ---------         ---------
                                                                     NIS MILLIONS     NIS MILLIONS       NIS MILLIONS
                                                                      ---------         ---------         ---------

CASH FLOWS GENERATED BY OPERATING ACTIVITIES:
Net income (loss) for the year                                             22.2             (17.1)             (8.4)
Adjustments to reconcile net income/loss to net cash flows
 generated by operating activities:
Depreciation on equipment                                                   0.4               0.4               1.1
Allowance for doubtful debts                                              (13.0)             22.9              44.5
Gain on sale of available-for-sale securities                              (3.3)            (10.3)            (11.3)
Provision for severance pay and pensions, net                              (4.9)             (0.6)              0.3
Inflationary erosion of capital notes and perpetual deposit                (3.0)             (1.8)              1.6
                                                                      ---------         ---------         ---------
Net cash provided by (used in) operating activities                        (1.6)             (6.5)             27.8
                                                                      ---------         ---------         ---------

CASH FLOWS GENERATED BY ACTIVITIES RELATED TO ASSETS:
Deposits with banks, net                                                    9.2               6.5               3.0
Available-for-sale securities, net                                          8.2              25.7              13.9
Credit to the public, net                                               1,010.5           1,139.6             269.2
Credit to governments, net                                                 16.8              17.5              13.7
Other assets, net                                                           4.9               3.5              10.4
Acquisition of fixed assets                                                (0.1)             (0.3)             (0.4)
                                                                      ---------         ---------         ---------

Net cash provided by activities related to assets                       1,049.5           1,192.5             309.8
                                                                      ---------         ---------         ---------

CASH FLOWS GENERATED BY ACTIVITIES RELATED TO
 LIABILITIES AND SHAREHOLDERS' EQUITY:
Redemption of capital notes                                                (1.7)             (0.2)                -
Deposits of the public, net                                               (12.3)           (111.3)           (227.1)
Deposits of banks, net                                                   (287.1)           (280.5)           (379.2)
Deposits of the Government, net                                          (768.2)           (795.6)            228.4
Other liabilities, net                                                     (2.0)              1.6              (1.7)
                                                                      ---------         ---------         ---------
Net cash used in activities
 relating to liabilities and shareholders' equity                      (1,071.3)         (1,186.0)           (379.6)
                                                                      ---------         ---------         ---------

DECREASE IN CASH                                                          (23.4)                -             (42.0)

BALANCE OF CASH AS AT BEGINNING OF YEAR                                    53.4              53.4              95.4
                                                                      ---------         ---------         ---------

BALANCE OF CASH AS AT END OF YEAR                                          30.0              53.4              53.4
                                                                      =========         =========         =========

The accompanying notes are an integral part of the financial statements.

                                      F - 8

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

     A.   THE "RUN OFF" PLAN, THE SPECIAL LINE OF CREDIT OF THE BANK OF ISRAEL
          AND THE BLUEPRINT FOR THE SALE OF THE SHARES OF THE BANK

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

          >>   The assets of the Bank are to be realized of in a supervised process and over a period ending by July 31, 2008, in the
               framework of the "Run-Off" plan approved by the Bank's Board of
               Directors and with the changes to be determined by the Accountant
               General and the Government Companies Authority.

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

          >>   If, at the end of the Run-Off plan, there remains an unpaid balance of the special line of credit, the Government will repay the balance to the Bank of Israel until July 31, 2008. The
               Government has noted before it the notice of the Governor of Bank of Israel that in exchange for its repayment of the credit balance, the collateral that was provided by the Bank for
               repayment of the credit line will be assigned in its favor (the debenture dated November 14, 2002 by which the Bank created a general floating lien in favor of the Bank of Israel, which was amended on December 29, 2005).

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
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

     The letter of the Governor dated October 30, 2005 noted that, should the
     Bank of Israel, in its sole and exclusive discretion, see fit so to do, consideration will be given to the imposition of further restrictions upon the operations of the Bank in addition to those contained in the above-mentioned letter, whether or not those further restrictions relate to non-compliance with the provisions of the "Run-off plan."

     The utilized balance of the special line of credit of the Bank of Israel
     (not including accrued interest) was NIS 476 million as at December 31,
     2007 (compared with NIS 751 million as at December 31, 2006).

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

     As part of the implementation of its plans, the Bank has significantly reduced or completely discontinued the following activities: foreign currency and foreign trade activity, maintenance of a dealing room (for customers), maintenance of current accounts, checking accounts and securities accounts, processing grants, operating cash and clearing facilities (independently) and credit cards. The Bank also refrains from accepting new deposits and it has recently stopped (subject to certain exceptions) renewing existing deposits that reach maturity.

     The reduction in the Bank's operations was also accompanied by a reduction in the Bank's staff.

                                     F - 10

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     On July 26, 2005 the Bank's Board of Directors discussed a document that had been prepared regarding the extension of the "Run-Off" plan. In light of the document's conclusion regarding the advantages of extending the plan, the Board of Directors approved extension of the plan until July 31,
     2008. The Bank's Board of Directors also decided on the same occasion that due to the reduction in the Bank's activity according to the "Run-Off" plan and the date to which the plan was extended, the Bank would notify the
     Governor of the Bank of Israel that it agrees that its banking license be restricted in a manner that reflects its reduced activity as derived from the "Run-Off" plan, and to the restricted license specifying that it is valid until the end of the plan (July 31, 2008).

     In his letter from January 29, 2006 the Bank was notified by the Governor of the Bank of Israel as follows:

          >>   The banking license the Bank received on June 4, 1989 will be restricted so that the Bank cannot engage in any business it did not engage in prior to the date of the license (until the date of the license the Bank acted as an investment bank) and without derogating from the generality of the aforementioned, the Bank will not receive new deposits and will not renew deposits
               reaching their current date of maturity, other than from the shareholders.

          >>   The Bank's banking license will be revoked as from August 1,
               2008.

     In a letter dated May 1, 2007, the Bank of Israel announced that if the blueprint set out below for the sale of the shares of the Bank is implemented prior to July 31, 2008, the banking license of the Bank will be cancelled on the date the blueprint is carried out.

     BLUEPRINT FOR THE SALE OF THE SHARES OF THE BANK

     The Finance Ministry and the Government Companies Authority are in the
     process of assessing and taking steps to advance the blueprint for the sale of all of the issued share capital of the Bank to a third party purchaser.
     As part of this, on June 17, 2007, the Government Companies Authority issued a request for information (RFI) in which it announced, among other things, that the Government of Israel, through the Government Companies
     Authority, was requesting information from parties interested in purchasing the Industrial Development Bank of Israel Ltd. and was requesting that those interested parties submit their requests on July 3, 2007. The RFI also included a description of the proposed blueprint for the sale whereby, among other things, the holdings of the State in the shares of the Bank, including the controlling shares (ordinary shares A) and the holdings of the other holders of controlling shares (the three large bank groups: Bank
     Discount, Bank Hapoalim, Bank Leumi, and also First International Bank,
     IDB, and the Association of Industrialists) will be transferred to the designated buyer, the shares of the Bank that are traded on the Tel Aviv
     Stock Exchange and which are held by the public will be purchased by the designated buyer, as part of the creditors agreement pursuant to article
     350 of the Companies Law - 1999, whereas preferred Shares D and DD held by the public will be redeemed and the accrued preferred dividend in arrears will be paid in respect thereof. A detailed description of the blueprint that was included in the RFI can be found in the Immediate Report issued by the Bank on June 17, 2007. As reported to the Bank by the Government
     Companies Authority, on the date stipulated for submission of the requests,
     July 3, 2007, eleven requests were received at the offices of the Authority from companies and individuals.

                                     F - 11

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     At the beginning of 2008, at the request of the State and other shareholders, Professor A. Barnea prepared a proposal for the distribution of the proceeds to be received upon the realization of the blueprint (if and when it is implemented), among the various shareholders of the Bank.
     Professor Barnea's document, which contains the proposed distribution formula and which is dated January 13, 2008, was attached to the Immediate
     Report issued by the Bank on January 15, 2008. Among the ordinary shareholders of the Bank who requested the proposal are Bank Leumi, Bank
     Hapoalim, Discount Bank, the financial institutions which filed the suit against the Bank regarding the renewal of the dividend distribution, and part of the holders of the Bank's ordinary preferred shares. Please note that the Bank is not in possession of information that the State and the aforementioned shareholders have given their consent to the distribution formula and even at this stage, it is impossible to know if and when the blueprint will be implemented. In addition, the sale of the holdings of the
     State in the Bank necessitates passage of a privatization resolution by the
     Ministerial Committee on Privatization, a resolution which has not yet been passed.

     As mentioned above, the decision of the Government stipulates that the
     Run-off Plan shall conclude on July 31, 2008. As of the date of approval of these financial statements, it is not known whether the sale of the shares of the Bank will be implemented

The financial statements do not contain any changes in the value or classification of assets or liabilities that may be required should the Bank cease to operate as a "going concern".

As to subsequent events, see Notes 33 A. and B.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     C.   FINANCIAL STATEMENTS IN REPORTED AMOUNTS

     GENERAL

     The financial statements have been prepared in accordance with directives and guidelines of the Supervisor of Banks in Israel and in accordance with generally accepted accounting principles in Israel.

     In October 2001 the Israel Accounting Standards Board published Accounting
     Standard No. 12, "Discontinuance of Adjustment of Financial Statements".
     Pursuant to this standard and in accordance with Accounting Standard No. 17 that was published in December 2002, the adjustment of financial statements was discontinued as at January 1, 2004. Until December 31, 2003, the Bank
     continued to prepare adjusted financial statements in accordance with the directives of the Supervisor of Banks, on the basis of the principles of the Opinion No. 36 of the Institute of Certified Public Accountants in
     Israel. The adjusted amounts presented in the financial statements as at
     December 31, 2003 are the basis for the financial statements in reported amounts. Any additions made during the period are included according to their nominal values.

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

     D.   STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

     On January 1, 2006, the Bank implemented for the first time accounting
     Standard No. 22, "Financial Instruments: Disclosure and Presentation'
     (hereinafter - the "Standard"). The Standard sets forth the presentation provisions of financial instruments in the financial statements and details the required fair disclosure thereof. In addition, the Standard stipulates the manner of classification of financial instruments as financial liabilities and equity, classification of interest, dividends, and related losses and gains, and the circumstances under which an entity can set off financial assets and liabilities. The Standard cancelled Opinion No. 53,
     "The Accounting Treatment of Convertible Liabilities" and Opinion No. 48,
     "the Accounting Treatment of Option Warrants".

     In respect of certain issues relating to the aforementioned treatment, there exist directives of the Supervisor of Banks. In such cases, the Bank is subject to those directives.

                                     F - 13

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     D.   STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (CONT.)

     The initial implementation of the Standard resulted in a reduction in shareholders' equity in an amount of NIS 204.1 million, as a result of the classification of participating preference shares of Class C, CC, and CC1 which were previously classified as shareholders' equity, to a liability in respect of participating preference shares.

     Adoption of the Standard was prospective. Comparative amounts relating to previous periods were not restated.

     The difference generated until May 6, 1996 between the adjustment of the special deposit with the Israeli Treasury which, up to May 6, 1996, was linked to the exchange rate of the US dollar, in respect of the participating preference shares similarly linked to the exchange rate of the US dollar, and the adjustment of the said deposit on the basis of the
     CPI, is reflected in the statement of changes in shareholders' equity in the item entitled "Accumulated difference on translation of a dollar linked deposit".

     Further to the initial implementation of Standard No. 22, the balance of the accumulated difference from the dollar-linked deposit was cancelled as from January 1, 2006, due to the fact that the participating preference shares were classified to a liability in respect of participating preference shares and are measured, as from that date, on the basis of their dollar-linked value (see Note 8).

     The difference generated from May 7, 1996, between the adjustment of the perpetual deposit with the Israeli Treasury, linked from that date to the
     CPI (which in no event will be less than its dollar value as it was on
     October 1, 1987) and the adjustment of the non-participating shares linked to the exchange rate of the dollar, is reflected in the statement of changes in shareholders' equity in the item entitled "Accumulated difference on translation of CPI-linked deposit" (see Note 8).

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     E.   EXCHANGE RATES AND LINKAGE (CONT'D)

     (5)  Following are details of exchange rates and the CPI and the rates of change therein:

                                  DECEMBER 31                           RATE OF CHANGE DURING
                        ---------------------------------         ----------------------------------
                        2007         2006            2005         2007           2006           2005
                        ----         ----            ----         ----           ----           ----
                                                                    %              %              %
                                                                  ----           ----           ----

Representative
 exchange rate
 of US$1
 (in NIS)               3.846        4.225           4.603        (9.0)          (8.2)          6.8

CPI in points
 for:
 December               191.1        184.9           185.0         3.3           (0.1)          2.4

 November               190.0        184.9           185.4         2.8           (0.3)          2.7

     F.   SECURITIES

     In accordance with the directives of the Supervisor of Banks securities are to be classified into three groups, and principles of measurement were provided for each group as follows:

     HELD-TO-MATURITY DEBENTURES

     Such debentures are stated at their amortized cost as at balance sheet date. Such cost represents the par value plus linkage increments and interest accrued since acquisition. It also includes the unamortized discount or premium, generated upon acquisition. Income from held-to-maturity debentures is recognized on the accrual basis.

     AVAILABLE-FOR-SALE SECURITIES

     Such securities are stated at their fair value. Income therefrom is recognized on the accrual basis. The difference between the fair value and the amortized cost of available-for-sale securities, net of the related tax effect, is recorded as a capital reserve. Non-marketable shares are stated
     at their reported cost.

     SECURITIES FOR TRADING

     Such securities are stated at their fair value. Gains or losses arising from changes in the fair value are recognized in the statement of income.
     The fair value of securities for trading is determined based on their stock market prices as at balance sheet date.

                                     F - 15

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
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

     As a result of the decline in the "first tier capital" of the Bank and the limitation on the amount of "second tier capital" that may be taken into consideration, a part of the customers' debts to the Bank exceed the amounts of the aforementioned limits.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
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

     The aggregate balance of the general allowance and the supplementary allowance for doubtful debts in accordance with the directives of the Bank of Israel, as at December 31, 2007, constitutes 5.94% of the credit to the public risk, which includes credit risk and off-balance sheet credit risk as calculated for purposes of individual borrower and group of borrowers limitations (December 31, 2006 - 4.82%).

                                     F - 17

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
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

     Only in rare cases is a banking institution allowed to state in the financial statements that in the opinion of the bank's management, based upon its legal counsel, it is unable to evaluate the probability of realization of the exposure to risk in respect of a claim for which a petition was filed to have the claim certified as a class action, this in the four financial statements that are published after the filing of the petition. The Bank has provided disclosure with respect to material legal proceedings pending against the Bank. Note 21D provides disclosure regarding contingencies in respect of which the risk of occurrence of the exposure is not remote and for which no provision was made. The Bank's practice is to include in its financial statements appropriate provisions in respect of claims which in the opinion of management of the Bank will not be rejected or cancelled and the risk of their occurrence is probable.

     J.   BASIS OF RECOGNITION OF INCOME AND EXPENSES

     (1)  Income and expenses are recognized on the accrual basis.

     (2)  As to the basis of recognition of income and expenses with respect to trading securities and derivative financial instruments defined as other transactions, see F and L, respectively.

                                     F - 18

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     K.   EMPLOYEE RIGHTS

     Appropriate provisions cover the Bank's liability for payment of severance pay and other benefits to its employees, according to labor agreements.

     In December 2002, the Bank, the General Federation of Labor and the Bank's
     employee committee signed a special collective agreement regarding a reduction in the number of the Bank's employees. According to this agreement some of the employees are entitled to a pension as from the date of termination of their employment. In respect of such employees, the Bank signed an agreement with a pension fund which arranges the payment of the pensions. In accordance with the agreements, on the date on which the employment of each such employee is terminated, the Bank deposits with the pension fund the amount required in order to purchase the pension rights for the employee. The Bank included a provision in respect of the anticipated cost of acquisition of the pension rights, as calculated by a pension consultant.

     L.   DERIVATIVE FINANCIAL INSTRUMENTS

     The Bank implements the directives of the Supervisor of Banks regarding derivative financial instruments and hedging activities. The directives are based on the principles stipulated in U.S. Accounting Standard FAS 133. In accordance with these directives, the Bank presents all the derivative instruments, including certain derivative instruments embedded in other contracts, as assets or liabilities in the balance sheet and measures them according to fair value. The change in the fair value of a derivative instrument is recorded in the statement of income or included as a separate component in the shareholders' equity, according to the designated purpose of the instrument.

     M.   OFF-SETTING OF FINANCIAL INSTRUMENTS

     Pursuant to the directives of the Supervisor of Banks, amounts of designated deposits, the repayment of which to the depositor is contingent on the collection of the loans granted therefrom, are offset against the amounts of the related loans and, therefore, are not reflected in the balance sheet. Income earned from such collection-based loan operations is classified as operating commissions.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     N.   TAXES ON INCOME

     The provision for taxes on the income of the Bank, which is classified as a financial institution for value-added tax purposes, includes a provision for profit tax leviable on the Bank's income under the provisions of the
     Value-Added Tax Law. Value-added tax on payroll ("Payroll Tax"), which is leviable on the payroll costs of financial institutions, is reflected in the statement of income under the "payroll and related expenses" item. In the period between 2002 and 2006, the payroll and related expenses item was not charged with any expense relating to payroll tax due to losses for profit tax purposes.

     O.   STATEMENT OF CASH FLOWS

     Cash flows from activity in assets and liabilities are presented net, except for securities, fixed assets, and capital notes. "Cash", for purposes of the cash flow statement, includes cash balances and cash deposits with banks for an initial period not exceeding three months.

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

     Q.   NET INCOME (LOSS) PER SHARE

     Commencing on January 1, 2006, the Bank implemented Accounting Standard No.
     21 "Income Per Share" of the Israel Accounting Standards Board. This
     standard, which is based on International Accounting Standard No. 33, replaces Opinion No. 55 of the Institute of Certified Public Accountants in
     Israel on this issue and sets out new rules regarding the calculation of income per share and the presentation thereof in the financial statements.
     According to the provisions of the Standard, the Bank computes income per share in respect of income from continuing operations allocated to ordinary shareholders. Income per share is computed by dividing the income or loss allocated solely to the ordinary shareholders, by the weighted average of the number of ordinary shares in circulation during the reported period. In the past, income per share was computed in relation to an amount which equals US$1 of the par value of the shares, according to the basic exchange rate to which they are linked. Comparative amounts of income per share in these financial statements were restated in respect of the retroactive implementation of the calculation provisions of the new standard.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
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

     T.   DISCLOSURE OF THE EFFECT OF NEW ACCOUNTING STANDARDS IN THE PERIOD
          PRIOR TO THEIR APPLICATION

     1.   In July 2006, the Israel Accounting Standards Board issued Accounting
          Standard No. 29, "Adoption of International Financial Reporting
          Standards ("IFRS")" (hereinafter - the "Standard"). The Standard provides that entities subject to the Securities Law - 1968 that are required to report according to the regulations of this law, are to prepare their financial statements for periods beginning as from
          January 1, 2008 according to IFRS. This does not apply to banking institutions, the financial statements of which are presented in accordance with the directives and guidelines of the Supervisor of
          Banks.

          In addressing the manner in which the Standard is to be implemented by banking institutions, the Supervisor of Banks notified the banking institutions that:

          a.   He intends on regularly issuing directives for the implementation of Israeli standards issued by the Israel Accounting Standards
               Board, which are based on IFRS that do not relate to the core banking business.

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

          c.   Therefore, in addressing the core banking business, the financial statements of a banking institution presented in accordance with the directives and guidelines of the Supervisor of Banks will continue to be presented on the basis of U.S. standards that were set out in the public reporting directives.

     2.   In December 2006, the Israel Accounting Standards Board published
          Accounting Standard No. 23, "The Accounting Treatment of Transactions
          between an Entity and Its Controlling Shareholder" (hereinafter - the
          "Standard"). The Standard replaces the Securities Regulations
          (Financial Statement Presentation of Transactions between a
          Corporation and its Controlling Shareholder) - 1996 as adopted in the public reporting directives of the Supervisor of Banks. The Standard stipulates that assets and liabilities that were the subject of a transaction between an entity and its controlling interest shall be measured at the date of the transaction at fair value and that the difference between the fair value and the proceeds of the transaction are to be carried to shareholders' equity. A debit difference is in essence a dividend, thereby reducing retained earnings. A credit difference is in essence an owners' investment and shall be presented as a separate item in shareholders' equity entitled "Capital reserve from a transaction between the entity and its controlling
          shareholder".

                                     F - 21

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     T.   DISCLOSURE OF THE EFFECT OF NEW ACCOUNTING STANDARDS IN THE PERIOD
          PRIOR TO THEIR APPLICATION (CONT'D)

          The Standard discusses three issues relating to transactions between an entity and its controlling interest, as follows: the transfer of an asset from the controlling shareholder to the entity or alternatively, the transfer of an asset from the entity to the controlling shareholder; a controlling shareholder's assumption of a liability, in whole or in part, to a third party on behalf of the entity, the indemnification of the entity by a controlling shareholder in respect of an expense, or the waiver by the controlling shareholder to the entity of a debt, in whole or in part, due to the shareholder from the entity; and loans granted to the controlling shareholder or received from the controlling shareholder. In addition, the Standard stipulates the disclosure that must be made in the financial statements in connection with transactions between the entity and its controlling shareholder during the period.

          The Standard applies to transactions between an entity and its controlling shareholder that were made after January 1, 2007, as well as to loans granted to or received from a controlling shareholder prior to the effective date of the Standard, as of the effective date.

          As of the date of the release of the financial statements, the
          Supervisor of Banks has not yet issued a directive regarding the manner of adoption of the Standard by banking institutions, if at all.

     3.   A directive on the issue of measurement and disclosure of impaired debts, credit risk and the allowance for credit losses - On December
          31, 2007, the Supervisor of Banks issued a draft directive on the issue of "Measurement and Disclosure of Impaired Debts, Credit Risk
          and the Allowance for Credit Losses". The directive was raised for discussion at the Advisory Committee of the Bank of Israel regarding banking matters.

          The directive is based on accounting principles accepted among U.S.
          banks. The principles behind the draft directive constitute a significant change over the current directives regarding the classification of problematic debts and the measurement of allowances for doubtful debts in respect of credit losses. The new directive sets out explicit rules in connection with the classification of impaired debts, credit risk, measurement of allowances for credit losses, the accounting write-off of debts and the recognition of income in respect of debts. In addition, the new guidelines set out explicit requirements for maintaining a systematic process for setting up provisions for credit losses and preservation of documentation that supports the process and the allowances.

          The new directive is supposed to go into effect commencing with the financial statements as of January 1, 2010. The directive set out transition provisions for implementation in the annual financial statements for 2007 and in the financial statements to be issued during 2008 and 2009. The transition provisions for the annual financial statements of 2007 relate to setting out the major features of the directive, information regarding the preparations of a banking entity to implement the directive and data in respect of the expected impact (direction and scope) of initial implementation of the directive on shareholders' equity as of January 1, 2010. The transition provision for the annual financial statements of 2009 includes, in addition to the above, the requirement to provide quantitative information regarding the adoption of the new guidelines on:

          -    The recorded balance of credit debt as of January 1, 2010, with a breakdown into its various components.

                                     F - 22

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

     T.   DISCLOSURE OF THE EFFECT OF NEW ACCOUNTING STANDARDS IN THE PERIOD
          PRIOR TO THEIR APPLICATION (CONT'D)

          -    The balance of the provision for credit losses as of January 1,
               2010, with a breakdown into its various components.

          -    The balance included in the required disclosure for the report of the board of directors as of January 1, 2010.

          -    The balance of the provision for credit losses in respect of off-balance sheet credit instruments as of January 1, 2010.

          -    The balance of current or deferred taxes receivable or payable in respect of the provision for credit losses and accounting
               write-offs as of January 1, 2010.

          -    The impact on shareholders' equity as of January 1, 2010.

     In its letter dated August 12, 2007, the Bank of Israel notified the Bank that the Bank is entitled not to take steps toward implementation of this directive.

NOTE 2 - CASH AND DEPOSITS WITH BANKS

                                                DECEMBER 31 DECEMBER 31
                                                    2007      2006
                                                  -------   -------
                                                  REPORTED  REPORTED
                                                  AMOUNTS   AMOUNTS
                                                  -------   -------
                                                    NIS       NIS
                                                 MILLIONS   MILLIONS
                                                  -------   -------

Cash and deposits with Bank of Israel                 5.9       8.1
Deposits with commercial banks (1)                   24.1      50.6
Deposits in special banking institutions              3.8       7.7
                                                  -------   -------

Total                                                33.8      66.4
                                                  =======   =======

Including cash, deposits with Bank of Israel
 and with banks for an initial period not
 exceeding three months                              30.0      53.4
                                                  =======   =======

     (1)  As to the pledge on deposits with commercial banks - see Note 17 below.

                                     F - 23

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 3 - SECURITIES

     A.   COMPOSITION

                                                       DECEMBER 31, 2007
                             -------------------------------------------------------------------------
                                                           NON-REALIZED      NON-REALIZED
                                                            GAINS FROM        LOSSES FROM
                             CARRYING       ADJUSTED     ADJUSTMENTS TO     ADJUSTMENTS TO      FAIR
                              VALUE         VALUE (1)      FAIR VALUE         FAIR VALUE      VALUE (2)
                             -------         -------         -------            -------        -------
                                                        REPORTED AMOUNTS
                             -------------------------------------------------------------------------
                                                          NIS MILLIONS
                             -------------------------------------------------------------------------

AVAILABLE-FOR-
 SALE SECURITIES

Other debentures                 0.5             0.5               -                  -             0.5
Shares of others                45.8            36.3             9.5                  -            45.8 (3)
                             -------         -------         -------            -------         -------
Total available-
 for-sale securities            46.3            36.8             9.5 (4)              -            46.3
                             -------         -------         -------            -------         -------

Total securities                46.3            36.8             9.5                  -            46.3 (3)
                             =======         =======         =======            =======         =======

                                                       DECEMBER 31, 2006
                             -------------------------------------------------------------------------
                                                          NON-REALIZED       NON-REALIZED
                                                           GAINS FROM        LOSSES FROM
                             CARRYING        ADJUSTED     ADJUSTMENTS TO     ADJUSTMENTS TO       FAIR
                               VALUE         VALUE (1)      FAIR VALUE        FAIR VALUE         VALUE (2)
                             -------         -------         -------            -------         -------
                                                        REPORTED AMOUNTS
                             -------------------------------------------------------------------------
                                                          NIS MILLIONS
                             -------------------------------------------------------------------------

AVAILABLE-FOR-
 SALE SECURITIES

Other debentures                 0.7             0.7               -                  -             0.7
Shares of others                49.7            41.0             8.7                  -            49.7 (3)
                             -------         -------         -------            -------         -------
Total available-
 for-sale securities            50.4            41.7             8.7 (4)              -            50.4
                             -------         -------         -------            -------         -------
Total securities                50.4            41.7             8.7                  -            50.4 (3)
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

     (3)  Includes shares, the fair value of which is not readily determinable, which are stated at cost in the amount of NIS 11.8 million (December
          31, 2006 - NIS 16.7 million).

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (1)

     A.   COMPOSITION OF CREDIT

                                                                 DECEMBER 31      DECEMBER 31
                                                                    2007             2006
                                                                   -------         -------
                                                                      REPORTED AMOUNTS
                                                                   -----------------------
                                                                NIS MILLIONS    NIS MILLIONS
                                                                   -------         -------

Credit                                                             5,566.3         6,570.8
General and supplementary allowances for doubtful debts(1)            45.2            51.7
                                                                   -------         -------

Total                                                              5,521.1         6,519.1
                                                                   =======         =======

     B.   CREDIT TO THE PUBLIC INCLUDES:

     1.   CREDIT TO PROBLEMATIC BORROWERS (2) WHICH ARE NOT INCLUDED IN THE
          AGRICULTURAL SECTOR AND ARE NOT LOCAL AUTHORITIES

                                                                                     DECEMBER 31    DECEMBER 31
                                                                                       2007            2006
                                                                                      -------         -------
                                                                                          REPORTED AMOUNTS
                                                                                      -----------------------
                                                                                    NIS MILLIONS    NIS MILLIONS
                                                                                      -------         -------
a.       Non-income bearing credit to problematic borrowers -
         Unlinked Israeli currency                                                       41.1           123.7
         Israeli currency linked to the CPI                                               3.9             7.0
         Denominated in or linked to foreign currency                                     3.5            10.9
                                                                                      -------         -------
                                                                                         48.5           141.6
                                                                                      =======         =======
b.       Credit restructured during the year, without waiver of income -
         Unlinked Israeli currency                                                       23.3            21.7
         Israeli currency linked to the CPI                                               1.1            38.2
         Denominated in or linked to foreign currency                                     1.0             5.1

c.       Credit to borrowers regarding which there is an as-yet
         unimplemented Management decision to restructure
         their debt                                                                       9.3            26.5

d.       Credit temporarily in arrears                                                    8.7            14.5
         Interest income recorded in respect thereof                                      0.7             0.4

e.       Credit under special supervision                                               139.8           156.2

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     B.   CREDIT TO THE PUBLIC INCLUDES: (CONT'D)

     2.   CREDIT TO THE AGRICULTURAL SECTOR

     In 1991, the Bank joined the Kibbutz Debt Arrangement, signed in 1989 by the banks, the Government and the Kibbutz movements. This Arrangement includes the implementation of a rehabilitation program prepared by the borrowers, the waiver by the Bank of part of the loans granted by it, receipt of Government grants designated for the early repayment of a part of the Kibbutz debts, and a rescheduling of another portion of the debts for a period of up to 25 years, in respect of which the Government provided less costly financing which leaves the Bank with a margin of 2% p.a.

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

          The Bank set up a provision for doubtful debts in respect of all of the amounts it believes will be required taking the above into consideration.

                                     F - 26

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     B.   CREDIT TO THE PUBLIC INCLUDES: (CONT'D)

     2.   CREDIT TO THE AGRICULTURAL SECTOR (CONT'D)

          During 2007, principles were formulated regarding the transfer of the receipts that the Kibbutzim are supposed to receive in respect of the sale of their holdings in Tnuva on account of the repayment of their debts included in the Kibbutz Debt Arrangement with the banks. At the beginning of 2008, further to the completion of the Tnuva transaction, debts of Kibbutzim were repaid as part of the implementation of the abovementioned principles, in an amount of NIS 50 million. In addition, at the same date, an amount of NIS 7.5 million was received in account of debts written off in the past, which will be included in the Bank's income for the first quarter of 2008.

          Composition of the credit to the agricultural sector:

                                                                   DECEMBER 31        DECEMBER 31
                                                                      2007               2006
                                                                     -------         -------
                                                                        REPORTED AMOUNTS
                                                                     -----------------------
                                                                  NIS MILLIONS     NIS MILLIONS
                                                                     -------         -------

Kibbutzim (including regional enterprises and organizations)           168.3           202.5
Moshavim                                                                 5.5             6.4
                                                                     -------         -------

Total credit for kibbutzim and moshavim                                173.8           208.9
                                                                     =======         =======

                                     F - 27

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     B.   CREDIT TO THE PUBLIC INCLUDES: (CONT'D)

     2.   CREDIT TO THE AGRICULTURAL SECTOR (CONT'D)

     THE CREDIT (1) TO THE AGRICULTURAL SECTOR (2) INCLUDES:

                                                                         DECEMBER 31  DECEMBER 31
                                                                            2007         2006
                                                                          -------       -------
                                                                             REPORTED AMOUNTS
                                                                          ---------------------
                                                                        NIS MILLIONS  NIS MILLIONS
                                                                          -------       -------

a.   Non-income bearing loans to problematic borrowers -
     Unlinked Israeli currency                                                1.2           1.3
     Denominated in or linked to foreign currency                             1.0             -
     Israeli currency linked to the CPI                                      19.0          28.3
                                                                          -------       -------
                                                                             21.2          29.6
                                                                          =======       =======
b.   Restructured credit to borrowers-

     1.   Credit restructured during the current
          year with waiver of income -
          Israeli currency linked to the CPI                                  4.8           6.8
          Average repayment period (years)                                    3.0           3.5
          Expected interest margin from the credit                            2.0%          2.0%
          Unlinked Israeli currency                                           0.9             -
          Average repayment period (years)                                    0.5             -
          Weighted interest margin in respect of                              3.0%            -

     2.   Credit restructured in prior years
          with waiver of income -
          Israeli currency linked to the CPI                                  0.4           2.3

c.   Credit to borrowers in respect of which
     there is an as-yet unimplemented
     management decision to restructure their debt                            8.0           0.4

d.   Credit under special supervision                                        41.9          52.3

e.   Credit not included in above credit to problematic borrowers            96.6         117.5
     Interest income recorded in the income statements in respect
     Of this credit                                                           7.1           5.2

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     B.   CREDIT TO THE PUBLIC INCLUDES: (CONT'D)

     3.   CREDIT TO LOCAL AUTHORITIES

     Following is the composition of credit to local authorities:

                                                                                                 DECEMBER 31  DECEMBER 31
                                                                                                   2007         2006
                                                                                                 -------       ---------
                                                                                                    REPORTED AMOUNTS
                                                                                                 -----------------------
                                                                                                NIS MILLIONS  NIS MILLIONS
                                                                                                 -------         -------

Balance of credit to local authorities at balance sheet date                                        4.0             6.5

CREDIT (1) GRANTED TO LOCAL AUTHORITIES INCLUDES:

 b.  Credit not included in above credit to problematic borrowers                                   4.0             6.5
     Interest income recorded in income statements with respect of such credit                      0.4             0.5

     (1)  The balance of problematic debts less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations.

                                     F - 29

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     C.   ALLOWANCE FOR DOUBTFUL DEBTS

                                                                             2007
                                                          -----------------------------------------
                                                          SPECIFIC     SUPPLEMENTARY
                                                        ALLOWANCE (1)   ALLOWANCE (2)        TOTAL
                                                          -------          -------          -------
                                                                      REPORTED AMOUNTS
                                                          -----------------------------------------
                                                                        NIS MILLIONS
                                                          -----------------------------------------

Balance of allowance at beginning of year                   658.3             51.7            710.0
                                                          -------          -------          -------

Current allowances                                           13.1                -             13.1
Reduction in allowances                                     (19.6)            (6.5)           (26.1)
Collection of debts written-off in previous years            (0.8)               -             (0.8)
                                                          -------          -------          -------
Amount carried to the income statement                       (7.3)            (6.5)           (13.8)
                                                          -------          -------          -------

Debts written-off                                           (79.2)               -            (79.2)
                                                          -------          -------          -------

Balance of allowance at end of year                         572.6             45.2            617.8
                                                          =======          =======          =======

Amount of allowance not deducted from credit
to public                                                     1.3                -              1.3
                                                          -------          -------          -------

                                                                             2006
                                                          -----------------------------------------
                                                          SPECIFIC     SUPPLEMENTARY
                                                         ALLOWANCE (1)  ALLOWANCE (2)        TOTAL
                                                          -------          -------          -------
                                                                      REPORTED AMOUNTS
                                                          -----------------------------------------
                                                                        NIS MILLIONS
                                                          -----------------------------------------

Balance of allowance at beginning of year                   675.6             57.6            733.2
                                                          -------          -------          -------

Current allowances                                           40.8                -             40.8
Reduction in allowances                                     (12.0)            (5.9)           (17.9)
Collection of debts written-off in previous years            (1.2)               -             (1.2)
                                                          -------          -------          -------
Amount carried to the income statement                       27.6             (5.9)            21.7
                                                          -------          -------          -------

Debts written-off                                           (46.1)               -            (46.1)
                                                          -------          -------          -------

Balance of allowance at end of year                         658.3             51.7            710.0
                                                          =======          =======          =======

Amount of allowance not deducted from credit
to public                                                     1.9                -              1.9
                                                          -------          -------          -------

                                     F - 30

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     C.   ALLOWANCE FOR DOUBTFUL DEBTS (CONT'D)

                                                                             2005
                                                          -----------------------------------------
                                                          SPECIFIC     SUPPLEMENTARY
                                                         ALLOWANCE (1)  ALLOWANCE (2)        TOTAL
                                                          -------          -------          -------
                                                                      REPORTED AMOUNTS
                                                          -----------------------------------------
                                                                        NIS MILLIONS
                                                          -----------------------------------------

Balance of allowance at beginning of year                   714.4             69.6            784.0
                                                          -------          -------          -------

Current allowances                                           82.9                -             82.9
Reduction in allowances                                     (26.4)           (12.0)           (38.4)
Collection of debts written-off in previous years            (0.3)               -             (0.3)
                                                          -------          -------          -------
Amount carried to the income statement                       56.2            (12.0)            44.2
                                                          -------          -------          -------

Debts written-off                                           (95.3)               -            (95.3)
                                                          -------          -------          -------

Balance of allowance at end of year                         675.6             57.6            733.2
                                                          =======          =======          =======

Amount of allowance not deducted from credit
 to public                                                    1.0                -              1.0
                                                          -------          -------          -------

     (1)  Not including allowance for interest on non-income bearing loans.

     (2)  Including a general allowance in accordance with Bank of Israel directives in the total amount of NIS 38.9 million (as at December 31,
          2006 and December 31, 2005 - NIS 38.9 million).

                                     F - 31

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     D.   CLASSIFICATION OF BALANCES OF CREDIT TO THE PUBLIC (1) AND OFF-BALANCE
          SHEET CREDIT RISK (2) IN ACCORDANCE WITH THE SIZE OF THE CREDIT PER
          BORROWER

                                                  DECEMBER 31, 2007
                                     ---------------------------------------------
                                    NUMBER OF                              CREDIT
                                   BORROWERS (3)       CREDIT (1)          RISK (2)
                                     -------            -------            -------
AMOUNT OF CREDIT PER BORROWER                       REPORTED AMOUNTS
---------------------------------    ---------------------------------------------
NIS THOUSANDS                                          NIS MILLIONS
---------------------------------    ---------------------------------------------

Up to 10                                  33                0.2                  -
From 10        to 20                      19                0.3                  -
From 20        to 40                      15                0.4                  -
From 40        to 80                      17                0.9                0.1
From 80        to 150                     26                2.5                0.2
From 150       to 300                     49                9.9                1.0
From 300       to 600                     57               22.4                1.7
From 600       to 1,200                   74               61.4                2.7
From 1,200     to 2,000                   43               59.7                7.6
From 2,000     to 4,000                   37               97.0               13.1
From 4,000     to 8,000                   13               66.8                5.3
From 8,000     to 20,000                  10               84.5               32.8
From 20,000    to 40,000                   2               38.2               28.0
From 40,000    to 200,000                  3              158.9               71.1
From 3,200,000 and up                      1            4,963.2 (4)              -
                                     -------            -------            -------

                                         399            5,566.3              163.6
                                     =======            =======            =======

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     D.   CLASSIFICATION OF BALANCES OF CREDIT TO THE PUBLIC (1) AND OFF-BALANCE
          SHEET CREDIT RISK (2) IN ACCORDANCE WITH THE SIZE OF THE CREDIT PER
          BORROWER (CONT'D)

                                                 DECEMBER 31, 2006
                                    ------------------------------------------
                                   NUMBER OF                           CREDIT
                                  BORROWERS (3)       CREDIT (1)       RISK (2)
                                    -------            -------         -------
AMOUNT OF CREDIT PER BORROWER                     REPORTED AMOUNTS
--------------------------------    ------------------------------------------
NIS THOUSANDS                                       NIS MILLIONS
--------------------------------    ------------------------------------------

Up to 10                                 98             0.6                  -
From 10        to 20                     42             0.6                  -
From 20        to 40                     34             1.0                  -
From 40        to 80                     30             1.4                0.2
From 80        to 150                    33             3.5                0.2
From 150       to 300                    56            11.2                1.5
From 300       to 600                    65            25.2                0.8
From 600       to 1,200                  81            68.3                2.3
From 1,200     to 2,000                  53            76.0                6.5
From 2,000     to 4,000                  53           141.8               10.9
From 4,000     to 8,000                  22           110.9                9.5
From 8,000     to 20,000                 17           175.2               38.0
From 20,000    to 40,000                  5           112.6               29.6
From 40,000    to 200,000                 3           171.5               84.7
From 3,200,000 and up                     1         5,671.0 (4)              -
                                    -------         -------            -------

                                        593         6,570.8              184.2
                                    =======         =======            =======

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

                                     F - 33

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 5 - CREDIT TO GOVERNMENTS

                                                         DECEMBER 31      DECEMBER 31
                                                            2007             2006
                                                           -------         -------
                                                          REPORTED        REPORTED
                                                           AMOUNTS         AMOUNTS
                                                           -------         -------
                                                        NIS MILLIONS    NIS MILLIONS
                                                           -------         -------

Deposits in foreign currency out of loans received               -             6.8
Amounts receivable in connection with exchange
rate insurance of capital notes                               20.2            24.9
Credit to foreign governments                                    -             2.0
Other credit                                                   4.5             7.8
                                                           -------         -------

Total credit to governments                                   24.7            41.5
                                                           =======         =======

NOTE 6 - FIXED ASSETS

     A.   This item includes equipment, computers, furniture and motor vehicles as follows:

                                                  CHANGES DURING THE YEAR
                                   AT             ------------------------           AT
                                JANUARY 1                                        DECEMBER 31
                                  2007           ADDITIONS        DISPOSALS         2007
                                 -------          -------          -------         -------
                                                      REPORTED AMOUNTS
                                 ---------------------------------------------------------
                              NIS MILLIONS     NIS MILLIONS      NIS MILLIONS   NIS MILLIONS
                                 -------          -------          -------         -------

Cost                                57.6              0.1                -            57.7
Accumulated depreciation           (56.5)            (0.4)               -           (56.9)
                                 -------          -------          -------         -------

Net book value                       1.1             (0.3)               -             0.8
                                 =======          =======          =======         =======

     B.   The average rate of depreciation is 25% (2006 - 21%).

                                     F - 34

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 7 - OTHER ASSETS

                                                                     DECEMBER 31     DECEMBER 31
                                                                        2007            2006
                                                                      -------         -------
                                                                     REPORTED         REPORTED
                                                                      AMOUNTS          AMOUNTS
                                                                      -------         -------
                                                                   NIS MILLIONS    NIS MILLIONS
                                                                      -------         -------

Excess of income tax advances over current
provisions                                                                  -             0.1
Prepaid expenses                                                          1.1             1.6
Payroll VAT receivable                                                    2.8             5.9
Debit balances in respect of derivative financial instruments             0.5             2.1
Sundry receivables and debit balances                                     2.8             2.4
                                                                      -------         -------

Total other assets                                                        7.2            12.1
                                                                      =======         =======

NOTE 8 - PERPETUAL DEPOSITS WITH THE ISRAELI TREASURY

                                                                    DECEMBER 31     DECEMBER 31
                                                                        2007            2006
                                                                      -------         -------
                                                                     REPORTED         REPORTED
                                                                      AMOUNTS          AMOUNTS
                                                                      -------         -------
                                                                   NIS MILLIONS    NIS MILLIONS
                                                                      -------         -------

Deposit in respect of the "C", "CC" and "CC1" non-redeemable
participating preference shares linked to the U.S. dollar (B)           324.2           315.4

Deposit in respect of the "D" redeemable non-participating
preference shares linked to the U.S. dollar (C)                         119.5           116.3

Deposit in respect of the "DD" redeemable non-participating
preference shares linked to the U.S. dollar (C)                         405.1           394.1
                                                                      -------         -------

Total perpetual deposits with the Treasury                              848.8           825.8
                                                                      =======         =======

                                     F - 35

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
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

          Until the signing of the agreement the aforementioned deposits were linked to the exchange rate of the dollar. In addition, the deposits bear dollar-linked interest at a rate, which, after the payment of VAT on profit imposed on the Bank's income, leaves the Bank with an amount comprising net interest at a rate of 7.5% per annum, the same as the dividend the Bank used to pay on the aforementioned preference shares.
          Pursuant to an Order of the Income Tax Authorities, the interest and linkage differentials paid on the deposits are exempt from tax, except for VAT on profit on the interest. The deposits will be repaid to the
          Bank at the time of the redemption of the relevant shares or upon liquidation of the Bank.

          Pursuant to the deposit agreements, the aforementioned interest will be paid to the Bank on the payment dates of the dividends on the aforementioned preference shares. According to the agreement signed on
          May 6, 1996, the deposits have become, in effect, linked to the CPI, with retroactive effect from October 1, 1987. However, in no case shall their amount be less than their dollar value as computed prior to the date of the agreement. Namely, the linkage on the deposits as from October 1, 1987 is based on the higher of the CPI or the dollar.
          The interest continues to be computed based on a dollar calculation.

          These deposit agreements do not explicitly establish the rule as to the interest on the perpetual deposits in the period during which the
          Bank is prevented from distributing the aforementioned dividends on the aforementioned preference shares, and whether the interest will accrue and be paid when the Bank pays the accrued preferred dividends in arrears or upon liquidation. The Bank's Board of Directors reached the conclusion that the interest, which is not claimed due to the non-payment of the dividend, would accrue to the Bank's credit and, accordingly, upon liquidation, it would become part of the liquidation assets. On August 5, 2007, the Tel Aviv District Court rendered a ruling on the originating motion filed by the Bank, in which it rejected the position of the Bank and stipulated that as long as a dividend is not distributed on the Bank's preference shares, no interest accrues on the perpetual deposits with the Treasury. The amount of the accrued interest, which has not yet been drawn, totals
          NIS 185.4 million as of December 31, 2007 (NIS 167.0 million as at
          December 31, 2006), and is not recorded in the financial statements of the Bank. This amount is equal to the amount of the accrued dividend in arrears, which is also not recorded in the financial statements.
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

                                     F - 36

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 8 - PERPETUAL DEPOSITS WITH THE ISRAEL TREASURY (CONT'D)

          Concurrent with the signing of the above-mentioned agreement, the
          Bank's Articles of Association were amended in May 1996. According to the amendment, an ordinary "B1" share (currently held by the State of
          Israel) was separated from all of the ordinary "B" shares. The difference deriving from the change in the method of calculating the revaluation of the deposit (should such difference exist) shall be paid, upon liquidation of the Bank to the holder of the "B1" share.
          However, the right attached to the ordinary "B1" share ranks after the settlement in full of all amounts due in the present and future to creditors of the Bank, and after repayment of the paid-up share capital to the holders of the Bank's preferred ordinary shares, ordinary "A" shares and ordinary "B" shares and after repayment of the paid-up share capital, including linkage differentials, to the holders of the Bank's linked preferred shares of the "C", "CC", "CC1", "D" and
          "DD" classes and payment of the cumulative preferred dividends in arrears to these preferred shareholders and to ordinary shareholders.
          Further to the agreement with the Treasury, there was an increase in the amount of the deposits with the Treasury and a parallel increase in the Bank's shareholders' equity. As of the date of the signing of the agreement, the aforementioned increase in deposits and capital amounts to NIS 279.6 million. As of December 31, 2007, this difference amounts to NIS 402.3 million (December 31, 2006 - NIS 335.2 million).

     B.   As noted, up to May 6, 1996, the above-mentioned deposits were linked to the dollar. The difference which arose up to May 6, 1996, between the adjustment of the deposit on the basis of the dollar linkage, in respect of the participating, preference "C", "CC" and "CC1" shares, which are also dollar-linked, and the adjustment thereof to the CPI, was credited in the statement of changes in shareholders' equity to
          "accumulated difference on translation of dollar linked deposits."
          Further to the initial implementation of Accounting Standard No. 22, as at January 1, 2006, the Bank cancelled the balance of the accumulated difference from the dollar-linked deposit, due to the reclassification of the participating preference shares to a liability and their being measured as at that date at their dollar-linked value.

     C.   Up to May 6, 1996, the above-mentioned deposits were linked to the dollar. The difference which arose up to May 6, 1996, between the adjustment of the deposit on the basis of the dollar linkage in respect of the non-participating preference "D" and "DD" shares, which do not constitute shareholder's equity and which are also linked to the dollar, and the adjustment of the above-mentioned deposit to the
          CPI, was recorded in the statement of income, as was recorded the difference arising from the liabilities in respect of these shares. As a result of signing the above-mentioned agreement, differences arose from the date of signing between the adjustment of the deposits with the Treasury (linked to the higher of the CPI or the dollar), and the adjustment of the non-participating dollar-linked preference D and DD shares and the participating dollar-linked preference C, CC, and CC1 shares. Such differences are recorded in the statement of
          shareholder's equity under "accumulated difference on translation of
          CPI linked deposits." As at December 31, 2007, the balance of this item amounted to NIS 402.3 million (December 31, 2006 - NIS 335.2 million).

                                     F - 37

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 9 - DEPOSITS OF THE PUBLIC

                                     DECEMBER 31     DECEMBER 31
                                         2007            2006
                                       -------         -------
                                      REPORTED        REPORTED
                                       AMOUNTS         AMOUNTS
                                       -------         -------
                                    NIS MILLIONS    NIS MILLIONS
                                       -------         -------

On-demand deposits                        11.4            14.2
Fixed-term and other deposits             37.0            44.3
Savings deposits                           6.2             8.4
                                       -------         -------

Total deposits from the public            54.6            66.9
                                       =======         =======

NOTE 10 - DEPOSITS OF BANKS

                                                          DECEMBER 31     DECEMBER 31
                                                             2007            2006
                                                           -------         -------
                                                          REPORTED        REPORTED
                                                           AMOUNTS         AMOUNTS
                                                           -------         -------
                                                         NIS MILLIONS   NIS MILLIONS
                                                           -------         -------

Fixed-term deposits                                              -             6.8
Special line of credit from the Bank of Israel (1)           481.2           761.5
                                                           -------         -------

Total deposits of banks                                      481.2           768.3
                                                           =======         =======

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

                                     F - 38

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 12 - CAPITAL NOTES

     This series of capital notes of a par value of $ 49,976,000 bears interest at the rate of 7.5% per annum and was due on December 31, 1998. The terms of the above capital notes provide that the redemption date of notes for which the holders did not give notice of their intention to redeem, will be deferred by an additional 18 months each time. Over the last nine years, notes of a par value of $ 44,730,755 were redeemed. Accordingly, the balance of notes still outstanding as at December 31, 2007 amounts to $
     5,245,245 which constitute NIS 20.2 million (December 31, 2006 - $
     5,684,245 which constitute NIS 24.9 million). The next redemption date for the capital notes is June 30, 2009. The Bank is entitled to redeem the unredeemed capital notes at a premium of 5%. See Note 5 regarding amounts receivable with respect to exchange rate insurance on the capital notes.

NOTE 13 - OTHER LIABILITIES

                                                                            DECEMBER 31    DECEMBER 31
                                                                               2007            2006
                                                                             -------         -------
                                                                            REPORTED         REPORTED
                                                                             AMOUNTS         AMOUNTS
                                                                             -------         -------
                                                                          NIS MILLIONS     NIS MILLIONS
                                                                             -------         -------

Excess of provision for severance pay and pensions over
amounts funded (see Note 18)                                                    21.3            26.2

Provision for vacation pay, long-service
bonus and unutilized sick leave (see Note 18)                                    4.3             5.4

Prepaid income                                                                   0.5             1.5

Credit balances in respect of derivative financial instruments                   0.6               -

Allowance for doubtful debts in respect of an off-balance sheet item             1.3             1.9

Sundry creditors and credit balances                                            22.7            23.2
                                                                             -------         -------

Total other liabilities                                                         50.7            58.2
                                                                             =======         =======

                                     F - 39

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 14 - NON-PARTICIPATING SHARES

     A.   COMPOSITION:

                                                         DECEMBER 31     DECEMBER 31
                                                            2007             2006
                                                           -------         -------
                                                          REPORTED        REPORTED
                                                           AMOUNTS         AMOUNTS
                                                           -------         -------
                                                        NIS MILLIONS     NIS MILLIONS
                                                           -------         -------

"B" ordinary shares                                              -               -
"D" preference shares linked to the US dollar (1)             62.9            69.1
"DD" preference shares linked to the US dollar (1)           213.1           234.1
                                                           -------         -------

Total non-participating shares                               276.0           303.2
                                                           =======         =======

     (1)  See Note 8 regarding a deposit with the Israeli Treasury in respect of non-participating preference shares.

     B.   ADDITIONAL DATA REGARDING THE NON-PARTICIPATING SHARES AND THE
          PRINCIPAL RIGHTS ATTACHED THERETO (THE AMOUNTS ARE IN NOMINAL VALUES)

                                                               AUTHORIZED             ISSUED AND PAID
                                                               ---------         ---------------------------
                                                                 2007              2007              2006
NUMBER                                                         ---------         ---------         ---------
OF SHARES      CLASS OF SHARES                                    NIS               NIS               NIS
-------------  ------------------------------------------      ---------         ---------         ---------

135,399         "B" ordinary shares of NIS 0.1 each             13,539.9          13,489.9          13,489.9

164,000         7.5% cumulative "D" preference
                shares of NIS 0.03 each, linked to the
                US dollar at the rate of
                $1 = NIS 0.0003, redeemable
                at a premium of 5 5/8%
                (redemption dates will be
                determined by the Bank subject
                to approval by the Israeli Treasury)               4,920           4,904.3           4,904.3

60,000          7.5% cumulative "DD" preference
                shares of NIS 2.1 each, linked to the
                US dollar at the rate of
                $1 = NIS 0.0021 redeemable (without
                premium) (redemption dates will be
                determined by the Bank, subject to
                approval by the Israeli Treasury)                126,000         116,358.9         116,358.9
                                                               ---------         ---------         ---------

                Total shares                                   144,459.9         134,753.1         134,753.1
                                                               =========         =========         =========

                                     F - 40

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 14 - NON-PARTICIPATING SHARES (CONT'D)

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

                                     F - 41

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 15 - PARTICIPATING PREFERENCE SHARES *

     A.   COMPOSITION:

                                                          DECEMBER 31     DECEMBER 31
                                                             2007             2006
                                                            -------         -------
                                                           REPORTED         REPORTED
                                                            AMOUNTS          AMOUNTS
                                                            -------         -------
                                                         NIS MILLIONS     NIS MILLIONS
                                                            -------         -------

"C" preference shares linked to the US dollar (1)              65.4            71.8
"CC" preference shares linked to the US dollar (1)             38.4            42.3
"CC1" preference shares linked to the US dollar (1)            66.8            73.3
                                                            -------         -------

Total participating shares                                    170.6           187.4
                                                            =======         =======

     (1)  See Note 8 regarding a deposit with the Israeli Treasury in respect of non-participating preference shares.

     B.   ADDITIONAL DATA REGARDING THE PARTICIPATING PREFERENCE SHARES AND THE
          PRINCIPAL RIGHTS ATTACHED THERETO (THE AMOUNTS ARE IN NOMINAL VALUES)

                                                             AUTHORIZED            ISSUED AND PAID
                                                              -------         -----------------------
                                                                2007            2007           2006
NUMBER                                                        -------         -------         -------
OF SHARES      CLASS OF SHARES                                  NIS            NIS             NIS
-------------  ------------------------------------------     -------         -------         -------

17,000,000     6% cumulative "C" participating
               preference shares of NIS 0.00018 each,
               linked to the US dollar at the rate of
               $1 = NIS 0.00018                                 3,060           3,060           3,060

1,000,000      6% cumulative "CC" participating
               preference shares of NIS 0.003 each,
               linked to the US dollar at the rate of
               $1 = NIS 0.003                                   3,000           3,000           3,000

1,740,000      6% cumulative "CC1" participating
               preference shares of NIS 0.003 each,
               linked to the US dollar at the rate of
               $1 = NIS 0.003                                   5,220           5,204           5,204
                                                              -------         -------         -------

               Total shares                                    11,280          11,264          11,264
                                                              =======         =======         =======

     The participating shares are traded on the Tel-Aviv Stock Exchange.

     C.   For rights in dividend distributions - see Note 16D.

     D.   For cessation of dividend distributions - see Note 16E.

     E.   For rights upon liquidation - see Note 16F.

     *    For information regarding the accounting classification of the participating preference shares as a result of the initial implementation of Accounting Standard No. 22, see Note 1D.

                                     F - 42

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY

     A.   The following are details regarding the nominal value of the share capital and the principal rights attached thereto, as of December 31:

                                                                                              AUTHORIZED            ISSUED AND PAID
                                                                                               -------         -----------------------
                                                                                                 2007            2007           2006
NUMBER                                                                                         -------         -------         -------
OF SHARES      TYPE OF SHARES                                                                    NIS             NIS             NIS
-------------  ------------------------------------------                                      -------         -------         -------

16,000         "A" ordinary shares of NIS 0.1 each                                               1,600           1,510           1,510

1              "B1" ordinary share of NIS 0.1                                                      0.1             0.1             0.1

1,000,000      8% cumulative participating preferred ordinary shares of NIS 0.001 each           1,000           1,000           1,000

50,100         Unclassified shares of NIS 0.1 each                                               5,010               -               -
                                                                                               -------         -------         -------

               Total shares                                                                    7,610.1         2,510.1         2,510.1
                                                                                               =======         =======         =======

     The ordinary preference shares are traded on the Tel Aviv Stock Exchange.
     None of the other shares are traded.

                                     F - 43

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

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
     However, if until then preferred dividends in arrears on the shares accumulated, they will be distributed prior to the other dividends.

                                     F - 44

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

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

     The Bank ended the years 2001 through 2003 with a loss, the year 2004 with earnings, the years 2005 - 2006 with a loss and the year 2007 with earnings. Commencing with the financial statements for the first quarter of
     2002, the Bank had no profits from which it could distribute a dividend under the Companies Law.

     In accordance with the Bank's Articles it can distribute a dividend only out of earnings of the Bank. As from the second quarter of 2002 the Bank did not remain even with nominal earnings.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
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

     In view of the lack of clarity as to the matter of the accrual of interest on the perpetual deposits during the period in which the Bank is prevented from distributing a dividend (the lack of clarity to which the Supervisor of Banks referred to in his letter) and in view of the possible ramifications of this matter on the distribution of the dividends in respect of the preferred shares, the Board of Directors deliberated the matter, taking into consideration a comprehensive legal opinion presented to the Board. The Board reached the conclusion that the interest not paid to the Bank due to the non-distribution of the dividend should accrue to the Bank's credit and, accordingly, in the event of the Bank's liquidation, the interest will be paid to the receiver. In a letter dated January 22,
     2003, the Bank requested from the Ministry of Finance and the Government
     Companies Authority to issue their positions on this matter as soon as possible. The reply of the Finance Ministry to the Bank's letter was unclear and further requests and reminders of the Bank did not result in its clarification. During that time, the Board of Directors has deliberated the matter of the dividend on the said preference shares several more times, and after taking into account all of the considerations and circumstances described above has decided to abide by its previous decision and to refrain from distributing any further dividend for the time being.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
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

     At the time, the board of directors of the Bank expressed its in principle position that if the court rules that the interest on the perpetual deposits does not accrue, the board of directors will reconsider its position regarding the renewal of the dividend distribution, subject to the legal and regulatory restrictions placed on the Bank in connection with this issue, including the need to obtain authorizations and to amend the by-laws of the Bank. On August 5, 2007, the Tel Aviv District Court issued its ruling whereby it rejected the originating motion filed by the Bank against the Finance Minister and the aforementioned financial institutions and stipulated that as long as no dividend is distributed to the preference shares of the Bank, the interest does not accrue on the perpetual deposits of the Bank with the Treasury.

     At its meeting of October 9, 2007, the Board of Directors of the Bank
     discussed the consequences of the court ruling. The Board decided that since the claim of the Bank (its originating motion) related not only to the issue of the accrual of interest on the perpetual deposits in the absence of a dividend distribution, rather also to its accrual and payment when a dividend in arrears is paid (including during liquidation), and since on the basis of the determination of the court that the claim of the
     Bank was rejected, a claim could be made that the court ruling also rejected the right of the Bank to accrued interest against the payment of the dividend in arrears on the preference shares (a result which in the opinion of the Board of Directors is basically incorrect and it is reasonable to assume that the court did not mean it), then the Bank should file an appeal on the rejection of the suit in connection with the payment of the accrued interest on the perpetual deposits against payment of the dividend in arrears. Such an appeal was filed by the Bank with the Supreme
     Court on February 6, 2008.

     At its meeting on October 9, 2007, the Board also discussed the ramifications of the aforementioned ruling on its continued policy in connection with the distribution of a dividend on the preference shares
     (preference shares of classes C, CC, CC1, D and DD). In view of the determination of the court ruling in connection with the non-accrual of interest on the Bank's perpetual deposits with the Treasury as long as no dividend is distributed (a determination which the Bank does not dispute), and after the board considered the interests of both the shareholders of the Bank and the creditors of the Bank (who in view of the court ruling no longer profit from the non-distribution of the dividend), the Board reached a decision that it would be prudent for the Bank to take steps towards a renewal of the distribution of the dividend. In connection with this, the
     Board also decided (at the aforementioned meeting) to take a number of steps, as follows: 1) to recommend to the general meeting of the Bank to amend the by-laws of the Bank in connection with two matters that relate to the renewal of the dividend, one being the authorization to distribute a dividend not only from profits (which at present are non-existent) but also from the interest to be paid to the Bank on its perpetual deposits with the
     Treasury and the other, the authorization of the distribution of a regular preference dividend on the Bank's preference shares even without the distribution - either prior or concurrent - of the preference dividend in arrears on these shares (since, in view of the wording of the court ruling, claims may be raised whereby the Bank is not entitled to the accrued interest on the perpetual deposits against the distribution of the dividend in arrears, a result that will prevent the Bank from distributing the dividend in arrears in the absence of sufficient income); 2) to convene a general meeting of the Bank to amend the Bank's by-laws as above and empower the Chairman of the Board to determine the date of the meeting;

                                     F - 47

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

     E.   CESSATION OF DIVIDEND DISTRIBUTION (CONT'D)

     3) to petition the Supervisor of Banks for his approval of a distribution of a dividend to the preferred shareholders, subject to an amendment to the by-laws, as above, and to obtain the approval of the court to the proposed distribution (according to the Companies Law - 1999, the distribution of a dividend not from distributable income requires court approval, and at that time the Bank did not have distributable income). A detailed description of the decisions of the Board of Directors at its meeting of October 9, 2007 can be found in the Immediate Reports issued by the Bank on October 10,
     2007. In accordance with those decisions of the Board of Directors of the
     Bank, on January 7, 2008, the general meeting of the Bank was convened and on its agenda were the abovementioned proposals for the amendment to the by-laws of the Bank such that the by-laws would not continue being an impediment to the renewal of a dividend distribution.

     The proposed changes were put to a vote and were rejected by a majority of the voters. On February 5, 2008, the financing entities which filed the originating motion against the Bank filed a request with the court to add the State as an additional respondent to the originating motion, due to, among other reasons, the vote of the State at the general meeting of the
     Bank against the proposed amendments to the by-laws of the Bank.

     The cumulative amount of the dividend, at a rate of 7.5% per annum, in respect of the aforementioned preference shares (including a 1.5%
     participating dividend in respect of class C, CC, and CC1 shares) which has not been paid since the Bank ceased paying dividends is, as of December 31,
     2007, an amount of NIS 185.4 million. This amount was not recorded in the financial statements and is equal to the amount of the interest on the perpetual deposits which was also not recorded in the financial statements.

     The cumulative amount of NIS 185.4 million is broken down as follows: NIS
     113.8 million in respect of non-participating shares (D and DD), and an amount of NIS 71.6 million in respect of participating shares (C, CC, and
     CC1). Of this amount, an amount of NIS 33.4 million is in respect of 2007, as follows: NIS 20.7 million in respect of non participating shares (D and
     DD), and an amount of NIS 12.7 million in respect of C, CC, and CC1 shares which are participating shares.

     For information pertaining to the originating motions on the aforementioned cessation of distribution of dividends, see Note 20D below.

     F.   RIGHTS UPON LIQUIDATION

     Upon liquidation of the Bank, all available assets will be distributed to shareholders. Following are the first seven stages of distribution in accordance with the priorities appearing in the Bank's Articles of
     Association:

     o    First - to pay cumulative preferred dividends in arrears, including dollar linkage differentials, to all classes of preference shares (C,
          CC, CC1, D, DD) all being pari passu and pro-rata to the paid in capital of the aforementioned shares. As at December 31, 2007, the accrued amount of the preferred dividend in arrears is NIS 170.1 million (as at December 31, 2006 - NIS 152.9 million).

     o    Second - to pay cumulative preferred dividends in arrears to preferred ordinary shares. As at December 31, 2007 the dividends in arrears in respect of the preferred ordinary shares amount to NIS 440 (as at
          December 31, 2006 - NIS 360).

                                     F - 48

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

     F.   RIGHTS UPON LIQUIDATION (CONT'D)

     o    Third - to refund paid in capital (plus dollar linkage differentials)
          of "C" class preference shares, to refund paid in capital (plus dollar linkage differentials) of "CC" class preference shares, to refund paid in capital (plus dollar linkage differentials) of "CC1" class preference shares, to refund paid in capital (plus dollar linkage differentials) of "D" class preference shares, to refund paid in capital (plus dollar linkage differentials) of "DD" class preference shares - all being pari-passu and pro-rata to the paid in capital of the aforementioned shares. As at December 31, 2007, the aforementioned amounts to NIS 446.6 million (as at December 31, 2006 - NIS 490.6 million).

     o    Fourth - to refund paid in capital of preferred ordinary shares. As at
          December 31, 2007, the aforementioned amounts to NIS 1,000 (as at
          December 31, 2006 - NIS 1,000).

     o    Fifth - to refund paid in capital of class "A" ordinary shares, to refund paid in capital of class "B" ordinary shares, and to refund paid in capital of class "B1" ordinary shares - all being pari passu and pro-rata to the paid in capital of the aforementioned shares. As at December 31, 2007, the aforementioned amounts to NIS 14 thousand
          (as at December 31, 2006 - NIS 14 thousand).

     o    Sixth - the remainder (if at all) of the differences to be paid to the
          Bank by the State of Israel upon liquidation as a result of the rate of increase in the CPI as compared with the increase in the representative exchange rate of the dollar, in respect of the deposits made by the Bank with the State, shall be paid to the holder or holders of the class "B1" ordinary share. As at December 31, 2007, the aforementioned difference amounts to NIS 402.3 million (as at December
          31, 2006 - NIS 335.2 million).

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
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

     A.   CAPITAL FOR PURPOSES OF CALCULATING CAPITAL RATIO

                              DECEMBER 31     DECEMBER 31
                                  2007            2006
                                -------         -------
                                REPORTED        REPORTED
                                AMOUNTS         AMOUNTS
                                -------         -------
                              NIS MILLIONS    NIS MILLIONS
                                -------         -------

First tier capital                100.4            11.4
Second tier capital (1)           100.4            11.4
                                -------         -------

Total capital                     200.8            22.8
                                =======         =======

     (1)  The general allowance for doubtful debts, in the amount of NIS 38.9 million was deducted from the credit since it is not a part of the second tier capital.

                                     F - 50

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 16A - CAPITAL ADEQUACY IN ACCORDANCE WITH DIRECTIVES OF THE SUPERVISOR OF
           BANKS (CONT'D)

     B.   WEIGHTED-BALANCES OF CREDIT RISK

                                                         DECEMBER 31, 2007              DECEMBER 31, 2006
                                                      -----------------------         ----------------------
                                                                  WEIGHTED CREDIT                  WEIGHTED CREDIT
                                                    BALANCES(2)    RISK BALANCES    Balances(2)     RISK BALANCES
                                                      -------         -------         -------         -------
                                                                          REPORTED AMOUNTS
                                                      -------------------------------------------------------
                                                    NIS MILLIONS   NIS MILLIONS    NIS MILLIONS     NIS MILLIONS
                                                      -------         -------         -------         -------

ASSETS
Cash and deposits with banks                             33.8             5.6            66.4            11.7
Securities                                               46.3            36.8            50.4            50.4
Credit to the public (1)                              5,521.1           547.8         6,519.1           831.2
Credit to governments and
perpetual deposits with the
Israeli Treasury                                        873.5               -           867.3               -
Buildings and equipment                                   0.8             0.8             1.1             1.1
Other assets                                              7.2             2.0            12.1             2.4
                                                      -------         -------         -------         -------

Total assets                                          6,482.7           593.0         7,516.4           896.8
                                                      =======         =======         =======         =======

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

Transactions representing credit risk                   180.4           163.4           224.0           182.8
Derivative financial instruments                         47.5             0.9            99.3             1.9
                                                      -------         -------         -------         -------

Total off-balance sheet financial instruments           227.9           164.3           323.3           184.7
                                                      -------         -------         -------         -------

Total credit risk assets                              6,710.6           757.3         7,839.7         1,081.5
Market risk                                                 -           548.0               -           615.5
                                                      -------         -------         -------         -------

Total risk assets                                     6,710.6         1,305.3         7,839.7         1,697.0
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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 16A - CAPITAL ADEQUACY IN ACCORDANCE WITH DIRECTIVES OF THE SUPERVISOR OF
           BANKS (CONT'D)

     C.   RATIO OF CAPITAL TO TOTAL RISK ASSETS

                                                                        DECEMBER 31     DECEMBER 31
                                                                            2007           2006
                                                                          -------         -------
                                                                             %               %
                                                                          -------         -------

Ratio of first tier capital to total risk assets                              7.7            0.67
Ratio of second tier capital to total risk assets                             7.7            0.67
                                                                          -------         -------

Ratio of total first and second tier capital to total risk assets            15.4            1.34
                                                                          =======         =======

     The ratio of capital to risk assets, as of December 31, 2006, was lower than the 9% as prescribed by Proper Banking Procedures.

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

          -    Loans and credits under State guarantee at a total balance sheet value (according to financial statements as at December 31, 2007)
               of NIS 5.0 billion.

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

          The balance of the credit line (including accrued interest) as at
          December 31, 2007, was an amount of NIS 481.2 million (December 31,
          2006 - NIS 761.5 million).

     B.   As of December 31, 2007, deposits with banks in the amount of NIS 10.0 million have been pledged by the Bank in favor of those banks
          (December 31, 2006 - NIS 22.0 million). The Bank of Israel gave its consent to the pledge, which serves as collateral for transactions in derivative financial instruments with those banks.

                                     F - 52

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
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

          On May 30, 2007, the Audit Committee and the Board of Directors of the
          Bank authorized the granting of additional severance pay to the GM and the Deputy GM of the Bank upon resignation from their positions (in excess of the amounts provided for them in managers insurance policies and/or pension funds), at a rate of one month's salary for each year of service and the relative share of a month's salary in respect of part of the year. This resolution is subject to the approval of the
          Supervisor of Wages and Labor Agreements in the Israeli Finance
          Ministry, who announced that he had no objection to the wording of the decision and that his approval of the proposal will be taken under advisement if, and only if, the termination of their employment occurs at the end of the Bank's Run-off Plan (which is scheduled to end on
          July 31, 2008) or if ownership of the Bank is transferred to an external investor prior to the end of the Run-Off Plan. The additional severance pay to the Chairman of the Board of Directors was ratified by the general shareholders meeting of the Bank. The periods of service of the Chairman of the Board, Dr. R. Cohen, the GM, Mr. A
          Galili, and the Deputy GM, Mr. A Savir, started at different times during the second half of 2002 and, therefore, assuming that their periods of service conclude at the end of the Run-off Plan on July 31,
          2008, there will be additional severance pay of six-months' salary for each of the above. The cost of the additional severance pay in respect of the three of them together, for the entire period, amounts to NIS
          0.9 million. The financial statements contained a provision related to the period ended September 30, 2007 (approx. NIS 0.8 million).

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

                                     F - 53

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 18 - EMPLOYEE RIGHTS (CONT'D)

     A.   SEVERANCE PAY (CONT'D)

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
          At present, with the second extension agreement coming to an end, negotiations are being held regarding the possible extension of the agreement for an additional period and/or a change in the collective agreement from December 26, 2002.

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

          As at December 31, 2007, the balance of the provision relating to the employees included in the aforementioned collective agreement amounted to NIS 18.2 million (excluding salary tax), compared with NIS 20.8 million in December 2006.

                                     F - 54

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 18 - EMPLOYEE RIGHTS (CONT'D)

     A.   SEVERANCE PAY (CONT'D)

     4.   In the past, the Bank signed personal employment contracts with three senior executives of the Bank. The Bank and these executives have the right to terminate the employee-employer relationship by providing an advance notice of three months.

          In accordance with these contracts, in the event of the resignation of the executives, the Bank has undertaken to pay them additional severance payments and an "adaptation bonus" in addition to the regular severance pay. In the event that their employment is terminated by the Bank, these executives are entitled to severance pay at higher rates or to early pensions. In August 2006, the employment contracts of these three employees were amended with regard to the severance terms in the event of termination by the Bank. The amended terms, which in general are inferior to those included in the original employee contracts, were determined on the basis of the principles of the collective agreement dated December 26, 2002 and in accordance with the approval of the Supervisor of Wages in the Israeli Finance
          Ministry.

          The Bank has an appropriate provision included in the reserve for severance pay in respect of these liabilities, which as at December
          31, 2007 amounted to NIS 6.4 million (December 31, 2006 - NIS 6.5 million).

     5.   In the framework of the Economic Policy Law for 2005 (Legislation
          Amendments) - 2004, which was approved by the Knesset on March 29,
          2005, the definition of "salary" for purposes of paying salary tax by financial institutions, including the Bank, was expanded so as to include also a retirement grant or a death grant and any other amount paid by an employer to an advanced study fund or provident fund that is not a central severance pay fund, even if according to Section 3 of the Income Tax Ordinance it is not considered earned income on the date it was paid to the advanced study fund or the provident fund. The amendment is in effect from January 1, 2005. In accordance with an examination of the Bank, the aforementioned law mainly affects the special collective agreement that was signed on December 26, 2002 with respect to the dismissal of employees. Following the said change in the definition of salary tax the Bank recorded a provision in 2005 in the amount of NIS 3.7 million in respect of salary tax on expenses relating to early retirement.

     6.   Following is the data relating to provisions and funding for severance pay included in the balance sheet:

                                                         DECEMBER 31   DECEMBER 31
                                                             2007        2006
                                                           -------      -------
                                                          REPORTED      REPORTED
                                                           AMOUNTS      AMOUNTS
                                                           -------      -------
                                                        NIS MILLIONS  NIS MILLIONS
                                                           -------      -------

Provision for severance pay                                   43.4         48.0
Amounts funded with pension and provident funds
(including earnings thereon)                                  22.1         21.8
                                                           -------      -------
Unfunded provision included in "Other liabilities"            21.3         26.2
                                                           =======      =======

          The Bank may not withdraw amounts funded other than for the purpose of discharging severance pay liabilities.

     7.   As to subsequent events, see Note 33 C.

                                     F - 55

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 18 - EMPLOYEE RIGHTS (CONT'D)

     B.   UNUTILIZED SICK LEAVE

     Employees who retire or are terminated are entitled, under certain conditions, to compensation in respect of unutilized sick leave. In the opinion of Management of the Bank an adequate provision has been included in the financial statements in this respect. The balance of the provision as at balance sheet date totals NIS 2.5 million (December 31, 2006 - NIS
     3.1 million) and is included in the "Other liabilities" item.

     C.   LONG SERVICE BONUS

     In accordance with the current collective employment agreement at the Bank, employees who are subject to this agreement are entitled to a special long service bonus upon completing periods of twenty-five years and thirty years of service with the Bank. A full provision has been made in the financial statements for this liability, based on the probability of the employee still being employed by the Bank on one of the two aforementioned dates.
     The balance of the provision as at balance sheet date is NIS 0.1 million
     (December 31, 2006 - NIS 0.1 million). This balance is included in "Other liabilities" item.

     D.   UNUTILIZED VACATION

     The balance of the provision for unutilized vacation is NIS 1.7 million as at balance sheet date (December 31, 2006 - NIS 2.2 million). The balance is included in "Other liabilities" item.

                                     F - 56

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 19 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS

REPORTED AMOUNTS

                                                                      DECEMBER 31, 2007
                                  -----------------------------------------------------------------------------------
                                                                 FOREIGN CURRENCY OR LINKED
                                     ISRAELI CURRENCY                     THERETO
                                  ----------------------          ------------------------
                                                LINKED TO            US             OTHER      NON-MONETARY
                                 UNLINKED        THE CPI           DOLLAR         CURRENCIES      ITEMS        TOTAL
                                  -------        -------          -------          -------       -------      -------
                               NIS MILLIONS   NIS MILLIONS     NIS MILLIONS     NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                  -------        -------          -------          -------       -------      -------

ASSETS
Cash and deposits
 with banks                          20.3            3.8              9.6              0.1             -         33.8
Securities                              -            0.5                -                -          45.8         46.3
Credit to the public                104.0          340.2          5,060.2             16.7             -      5,521.1
Credit to governments                   -            4.5             20.2                -             -         24.7
Fixed assets                            -              -                -                -           0.8          0.8
Other assets                          6.1              -                -                -           1.1          7.2
Perpetual deposits with
 the Israeli Treasury                   -          848.8                -                -             -        848.8
                                  -------        -------          -------          -------       -------      -------

Total assets                        130.4        1,197.8          5,090.0             16.8          47.7      6,482.7
                                  -------        -------          -------          -------       -------      -------

LIABILITIES
Deposits of the public               29.4           24.7              0.5                -             -         54.6
Deposits of banks                   481.2              -                -                -             -        481.2
Deposits of
 the Government                         -          256.6          5,062.6                -             -      5,319.2
Perpetual deposit                     0.1              -                -                -             -          0.1
Capital notes                           -              -             20.2                -             -         20.2
Other liabilities                    16.8           31.9              1.5                -           0.5         50.7
Non-participating shares                -              -            276.0                -             -        276.0
Participating shares                    -              -            170.6                -             -        170.6
                                  -------        -------          -------          -------       -------      -------

Total liabilities                   527.5          313.2          5,531.4                -           0.5      6,372.6
                                  -------        -------          -------          -------       -------      -------

Difference                         (397.1)         884.6           (441.4)            16.8          47.2        110.1

Forward transactions, net            46.5          (30.0)               -            (16.5)            -            -
                                  -------        -------          -------          -------       -------      -------

Total                              (350.6)         854.6           (441.4)             0.3          47.2        110.1
                                  =======        =======          =======          =======       =======      =======

                                     F - 57

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 19 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS (CONT'D)

REPORTED AMOUNTS

                                                                      DECEMBER 31, 2006
                                  -----------------------------------------------------------------------------------
                                                                 FOREIGN CURRENCY OR LINKED
                                     ISRAELI CURRENCY                     THERETO
                                  ----------------------          ------------------------
                                                LINKED TO            US             OTHER      NON-MONETARY
                                 UNLINKED        THE CPI           DOLLAR         CURRENCIES      ITEMS        TOTAL
                                  -------        -------          -------          -------       -------      -------
                               NIS MILLIONS   NIS MILLIONS     NIS MILLIONS     NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                  -------        -------          -------          -------       -------      -------

ASSETS
Cash and deposits
 with banks                          33.1           10.2             22.9              0.2             -         66.4
Securities                              -            0.7                -                -          49.7         50.4
Credit to the public                213.9          464.8          5,819.5             20.9             -      6,519.1
Credit to governments                   -            7.8             26.9              6.8             -         41.5
Fixed assets                            -              -                -                -           1.1          1.1
Other assets                         10.5              -                -                -           1.6         12.1
Perpetual deposits with
 the Israeli Treasury                   -          825.8                -                -             -        825.8
                                  -------        -------          -------          -------       -------      -------

Total assets                        257.5        1,309.3          5,869.3             27.9          52.4      7,516.4
                                  -------        -------          -------          -------       -------      -------

LIABILITIES
Deposits of the public               30.6           32.7              3.5              0.1             -         66.9
Deposits of banks                   761.5              -                -              6.8             -        768.3
Deposits of
 the Government                         -          306.1          5,781.3                -             -      6,087.4
Perpetual deposit                     0.1              -                -                -             -          0.1
Capital notes                           -              -             24.9                -             -         24.9
Other liabilities                    17.5           37.6              1.6                -           1.5         58.2
Non participating shares                -              -            303.2                -             -        303.2
Participating shares                    -              -            187.4                -             -        187.4
                                  -------        -------          -------          -------       -------      -------

Total liabilities                   809.7          376.4          6,301.9              6.9           1.5      7,496.4
                                  -------        -------          -------          -------       -------      -------

Difference                         (552.2)         932.9           (432.6)            21.0          50.9         20.0

Forward transactions, net            96.2          (44.0)           (29.5)           (22.7)            -            -
                                  -------        -------          -------          -------       -------      -------

Total                              (456.0)         888.9           (462.1)            (1.7)         50.9         20.0
                                  =======        =======          =======          =======       =======      =======

                                     F - 58

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 20 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS AND
          MATURITY DATE (1)

REPORTED AMOUNTS

                                                                                                        DECEMBER 31, 2007
                                      ------------------------------------------------------------------------------------------------------------------------------------------------
                                     ON DEMAND  FROM ONE   FROM THREE  FROM ONE   FROM TWO  FROM THREE  FROM FOUR  FROM FIVE   FROM TEN    OVER                 WITHOUT         TOTAL
                                     AND UP TO  TO THREE    MONTHS TO   TO TWO    TO THREE   TO FOUR     TO FIVE    TO TEN     TO TWENTY  TWENTY    TOTAL CASH  MATURITY    BALANCE SHEET
                                     ONE MONTH   MONTHS      ONE YEAR    YEARS      YEARS     YEARS       YEARS      YEARS       YEARS     YEARS      FLOWS     DATE(2)       AMOUNT (3)
                                      -------    -------     -------    -------    -------   -------     -------    -------     -------   -------    -------    -------        -------
                                        NIS        NIS         NIS        NIS        NIS       NIS         NIS        NIS         NIS       NIS        NIS        NIS            NIS
                                      MILLIONS   MILLIONS    MILLIONS   MILLIONS   MILLIONS  MILLIONS    MILLIONS   MILLIONS    MILLIONS  MILLIONS   MILLIONS   MILLIONS       MILLIONS
                                      -------    -------     -------    -------    -------   -------     -------    -------     -------   -------    -------    -------        -------

UNLINKED ISRAELI CURRENCY
Assets                                   22.3        1.6        24.9       19.9        4.9       2.1         0.1          -           -         -       75.8       68.4          130.4
Liabilities                              15.0       11.7         3.0          -          -         -           -          -           -         -       29.7      510.0 (4)      527.5
                                      -------    -------     -------    -------    -------   -------     -------    -------     -------   -------    -------    -------        -------
Difference                                7.3      (10.1)       21.9       19.9        4.9       2.1         0.1          -           -         -       46.1     (441.6)        (397.1)
Derivative instruments
 excluding options                       16.5       20.1         9.9          -          -         -           -          -           -         -       46.5          -           46.5
ISRAELI CURRENCY LINKED TO THE CPI
Assets                                    5.5       11.9        50.4       60.4       56.6      49.3        47.2      127.6        68.3         -      477.2      848.8        1,197.8
Liabilities                               1.2       12.6        47.2       50.7       49.6      48.4        45.0       48.1         2.4         -      305.2       31.3          313.2
                                      -------    -------     -------    -------    -------   -------     -------    -------     -------   -------    -------    -------        -------
Difference                                4.3       (0.7)        3.2        9.7        7.0       0.9         2.2       79.5        65.9         -      172.0      817.5          884.6
Derivative instruments
 excluding options                          -      (20.1)       (9.9)         -          -         -           -          -           -         -      (30.0)         -          (30.0)
FOREIGN CURRENCY AND
 LINKED THERETO
Assets                                   22.8      139.7       419.5      574.3      549.1     544.8       540.8    2,675.8     2,808.8         -    8,275.6        5.1        5,106.8
Liabilities                               0.2      139.0       416.6      570.8      546.1     542.2       538.4    2,671.3     2,811.1         -    8,235.7      448.1        5,531.4
                                      -------    -------     -------    -------    -------   -------     -------    -------     -------   -------    -------    -------        -------
Difference                               22.6        0.7         2.9        3.5        3.0       2.6         2.4        4.5        (2.3)        -       39.9     (443.0)        (424.6)
Derivative instruments
 excluding options                      (16.5)         -           -          -          -         -           -          -           -         -      (16.5)         -          (16.5)
NON-MONETARY ITEMS
Assets                                      -          -           -          -          -         -           -          -           -         -          -       47.7           47.7
Liabilities                                 -          -           -          -          -         -           -          -           -         -          -        0.5            0.5
                                      -------    -------     -------    -------    -------   -------     -------    -------     -------   -------    -------    -------        -------
Difference                                  -          -           -          -          -         -           -          -           -         -          -       47.2           47.2

TOTAL AS AT DECEMBER 31, 2007
ASSETS                                   50.6      153.2       494.8      654.6      610.6     596.2       588.1    2,803.4     2,877.1         -    8,828.6      970.0        6,482.7
LIABILITIES                              16.4      163.3       466.8      621.5      595.7     590.6       583.4    2,719.4     2,813.5         -    8,570.6      989.9        6,372.6
                                      -------    -------     -------    -------    -------   -------     -------    -------     -------   -------    -------    -------        -------
DIFFERENCE                               34.2      (10.1)       28.0       33.1       14.9       5.6         4.7       84.0        63.6         -      258.0      (19.9)         110.1
                                      =======    =======     =======    =======    =======   =======     =======    =======     =======   =======    =======    =======        =======

(1)  In this table the future cash flows in respect of assets and liabilities are presented according to linkage base, in accordance with the remaining period to the contractual maturity date of each cash flow.

(2)  Including assets past due in the amount of NIS 67.7 million. The data is net of specific allowances for doubtful debts.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 20 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS AND
          MATURITY DATE (1) (CONT'D)

REPORTED AMOUNTS

                                                                                                       DECEMBER 31, 2006
                                       ------------------------------------------------------------------------------------------------------------------------------------------------------
                                      ON DEMAND   FROM ONE   FROM THREE   FROM ONE   FROM TWO  FROM THREE  FROM FOUR   FROM FIVE  FROM TEN     OVER                 WITHOUT           TOTAL
                                      AND UP TO   TO THREE    MONTHS TO    TO TWO    TO THREE   TO FOUR     TO FIVE     TO TEN    TO TWENTY   TWENTY   TOTAL CASH  MATURITY       BALANCE SHEET
                                      ONE MONTH    MONTHS     ONE YEAR     YEARS      YEARS      YEARS       YEARS       YEARS      YEARS     YEARS      FLOWS      DATE(2)         AMOUNT (3)
                                       --------   --------    --------    --------   --------   --------    --------    --------   --------  --------   --------    --------         --------
                                         NIS        NIS         NIS         NIS        NIS        NIS         NIS         NIS        NIS       NIS        NIS         NIS              NIS
                                       MILLIONS   MILLIONS    MILLIONS    MILLIONS   MILLIONS   MILLIONS    MILLIONS    MILLIONS   MILLIONS  MILLIONS   MILLIONS    MILLIONS         MILLIONS
                                       --------   --------    --------    --------   --------   --------    --------    --------   --------  --------   --------    --------         --------

UNLINKED ISRAELI CURRENCY
Assets                                     37.1        3.6        36.6        34.3       30.3        4.0         2.1         3.3          -         -      151.3       128.0            257.5
Liabilities                                25.2       21.1       128.5       114.0          -          -           -           -          -         -      288.8       569.5 (4)        809.7
                                       --------   --------    --------    --------   --------   --------    --------    --------   --------  --------   --------    --------         --------
Difference                                 11.9      (17.5)      (91.9)      (79.7)      30.3        4.0         2.1         3.3          -         -     (137.5)     (441.5)          (552.2)
Derivative instruments
 excluding options                         52.2       19.9        24.1           -          -          -           -           -          -         -       96.2           -             96.2
ISRAELI CURRENCY LINKED TO THE CPI
Assets                                     10.2       21.4        74.7        82.5       73.9       67.5        58.7       163.4       87.9       0.8      641.0       825.8          1,309.3
Liabilities                                20.5       11.9        47.5        51.9       49.3       48.2        47.0        89.7        3.2         -      369.2        37.6            376.4
                                       --------   --------    --------    --------   --------   --------    --------    --------   --------  --------   --------    --------         --------
Difference                                (10.3)       9.5        27.2        30.6       24.6       19.3        11.7        73.7       84.7       0.8      271.8       788.2            932.9
Derivative instruments
 excluding options                            -      (19.9)      (24.1)          -          -          -           -           -          -         -      (44.0)          -            (44.0)
FOREIGN CURRENCY AND
 LINKED THERETO
Assets                                     26.2      160.4       496.8       617.5      611.7      606.4       600.6     2,949.2    3,672.5         -    9,741.3        36.8          5,897.2
Liabilities                                 2.8      158.1       488.8       608.3      604.1      599.9       595.6     2,940.5    3,673.6         -    9,671.7       492.2          6,308.8
                                       --------   --------    --------    --------   --------   --------    --------    --------   --------  --------   --------    --------         --------
Difference                                 23.4        2.3         8.0         9.2        7.6        6.5         5.0         8.7       (1.1)        -       69.6      (455.4)          (411.6)
Derivative instruments
 excluding options                        (52.2)         -           -           -          -          -           -           -          -         -      (52.2)          -            (52.2)
NON-MONETARY ITEMS
Assets                                        -          -           -           -          -          -           -           -          -         -          -        52.4             52.4
Liabilities                                   -          -           -           -          -          -           -           -          -         -          -         1.5              1.5
                                       --------   --------    --------    --------   --------   --------    --------    --------   --------  --------   --------    --------         --------
Difference                                    -          -           -           -          -          -           -           -          -         -          -        50.9             50.9

TOTAL AS AT DECEMBER 31, 2006
ASSETS                                     73.5      185.4       608.1       734.3      715.9      677.9       661.4     3,115.9    3,760.4       0.8   10,533.6     1,043.0          7,516.4
LIABILITIES                                48.5      191.1       664.8       774.2      653.4      648.1       642.6     3,030.2    3,676.8         -   10,329.7     1,100.8          7,496.4
                                       --------   --------    --------    --------   --------   --------    --------    --------   --------  --------   --------    --------         --------
DIFFERENCE                                 25.0       (5.7)      (56.7)      (39.9)      62.5       29.8        18.8        85.7       83.6       0.8      203.9       (57.8)            20.0
                                       ========   ========    ========    ========   ========   ========    ========    ========   ========  ========   ========    ========         ========

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS

     A.   OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

                                            DECEMBER 31   DECEMBER 31
                                               2007          2006
                                               -----         -----
                                             REPORTED       REPORTED
                                              AMOUNTS       AMOUNTS
                                               -----         -----
                                           NIS MILLIONS   NIS MILLIONS
                                               -----         -----

Transactions the balance of which
 represents a credit risk -

Guarantees securing credit                     157.9         170.9
Guarantees to home purchasers                   17.9          46.2
Other guarantees and liabilities                 4.6           6.3
Unutilized revolving credit facilities             -           0.6

     B.   OTHER CONTINGENT LIABILITIES AND COMMITMENTS

     1.   See Note 18A with respect to the contingent liabilities regarding personal employment agreements with senior executives.

     2.   Long-term rental agreement -

          During 2003, the Bank signed a rental agreement in respect of its office premises for the period ending in August 2009. The annual rental payment, which is linked to the CPI, amounts to NIS 1.1 million.

     3.   As at January 1, 2004 the Bank has outsourced its computer services, according to which it signed an agreement to receive computer services for a period of five years. As part of the agreement, the company with which the Bank signed the agreement undertook to provide the Bank with ongoing management and operational services of its information systems, operation and maintenance of hardware, computers, peripheral equipment, communications and infrastructure software, operation and maintenance of applications, making changes and adjustments to the information systems, data security, etc. In 2008, the cost of the service will amount to NIS 2.2 million per annum. This agreement will expire on December 31, 2008 and the parties have no commitment to extend it further.

     4.   During 2006, the Bank signed an agreement to receive storage and archive services for a period of four years, ending at the end of
          April 2010. The annual cost is estimated at NIS 78 thousand.

     5.   A few years ago, the Bank entered into agreements whereby it will participate in private investment funds. The total amount approved for investment by the Bank amounts to U.S.$ 20 million. The said investment funds invest in Israeli companies or companies related to
          Israel and in hi-tech companies. The investment in them is presented under the "Securities" item. The major part of the investments made by these funds is in the credit component. The balance of these liabilities as at balance sheet date amounts to U.S.$ 0.7 million.

                                     F - 61

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     C.   INDEMNIFICATION AND LETTERS OF EXEMPTION FOR SENIOR OFFICERS

     1)   The Company issued to its officers and directors a letter of indemnification that was approved by the shareholders' general meeting of the Bank on August 8, 2002. According to the letter of
          indemnification that was issued, the Bank undertook to indemnify its officers and directors in respect of any monetary liability imposed on them in favor of another person in accordance with a court ruling
          (including a ruling made as part of a compromise and an arbitration decision that received court approval) and in respect of reasonable legal expenses (including attorney fees), that are imposed on them following actions (defined as including acts of omission or commission) that were taken and/or will be taken by them due to their being officers or directors of the Bank or as part of a position or duty that they fulfilled and/or will fulfill at the request of the
          Bank or on its behalf in a company or other corporate entity or any business venture in which the Bank has invested or will invest, providing that these actions are connected with one or more of the types of events detailed in the letter of indemnification including, inter alia, the following events:

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

          o    The privatization of the Bank and any course of action performed to further the privatization or in connection therewith.

          o    Any refraining from executing one or more of the aforementioned acts.

          The amount of the total cumulative indemnification that is payable according to the aforementioned letter of indemnification shall not exceed 25% of the Bank's shareholders' equity according to its financial statements for March 31, 2002, which was NIS 640.3 million, meaning no more than NIS 160.1 million, linked to the CPI published in respect of March 2002. The letter of indemnification is subject to the provisions of the Companies Law and to various conditions as specified in the letter of indemnification. It is noted that Amendment 3 to the
          Companies Law - 1999 (dated March 7, 2005) provides, inter alia, that an indemnification commitment (such as the aforementioned letter of indemnification) has to be limited to events the board of directors believes may actually occur at the time of providing the
          indemnification commitment and to an amount or criterion the board of directors deems as reasonable under the circumstances of the matter.
          The question of the amendment applying to existing letters of indemnification and the interpretation of the aforementioned restriction have not yet been addressed in court rulings and therefore the effects of the amendment on the aforementioned writ of indemnification are uncertain.

                                     F - 62

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

          C.   INDEMNIFICATION AND LETTERS OF EXEMPTION FOR SENIOR OFFICERS
               (CONT'D)

               In May 2003, the Audit Committee and the Board of Directors of
               the Bank approved the applicability of the letter of
               indemnification to an additional director whose appointment ended prior to July 11, 2002.

          2)   On February 26, 2008, the Audit Committee and the Board of
               Directors of the Bank approved the issuance of a new letter of indemnification to Officers and Directors of the Bank
               (hereinafter - the "New Letter of Indemnification"). The new letter of indemnification applies to transactions (as defined to include acts of omission and decisions) conducted commencing on
               August 26, 2002 (which is the date on which the Prime Minister's
               Office, the Finance Ministry and the Bank of Israel decided on a package of steps in connection with the Bank, including the sale of its asset and liability portfolio) and that were performed and/or will be performed by Officers and Directors of the Bank by virtue of their being Officers or Directors of the Bank, or by virtue of any position or job in any company, the shares of which are and/or will be held by the Bank or in any corporation or other business project in which the Bank invested and/or will invest. The new letter of indemnification covers monetary
               indebtedness placed on the Officers or Directors in favor of another person by court ruling (including a ruling rendered as part of a compromise or arbitration ruling approved by the court)
               and which are connected or which derive from events set out in the new letter of indemnification, that are events that the Board of Directors of the Bank found to be foreseeable in view of the activity of the Bank at the date of the approval of the new letter of indemnification.

               These events include, among other things, the following:

               o    The sale or assignment of credit or collateral.

               o    Receipt of a special credit line from the Bank of Israel.

               o    Adoption or extension of the Bank's Run-off Plan.

               o    Liquidation or receivership of the assets of the Bank.

               o    Repayment of the perpetual deposits of the Bank with the
                    Treasury.

               o    Redemption of the redeemable preference shares of the Bank.

               o    Conducting and/or advancing negotiations and executing an
                    arrangement with the shareholders of the Bank as part of
                    article 350 of the Companies Law - 1999, in connection with the transfer and/or delivery and/or redemption of their
                    shares.

               o    The privatization of the Bank.

               o    Management of credit, handling debts, restructuring of
                    debts, taking steps to collect debts.

               o    Management of various types of risks.

               o    Activities connected with the disclosure and recording
                    requirements applicable to the Bank.

               The overall amount of the indemnification in respect of the aforementioned monetary indebtedness to be paid as part of the new letter of indemnification and the overall amount of the indemnification in respect of the monetary indebtedness to be paid as part of the existing letter of indemnification which was approved by the general meeting of the Bank on August 8, 2002
               (hereinafter - the "existing letter of indemnification"), shall not exceed in the aggregate the ceiling for indemnification set out in the existing letter of indemnification which, as mentioned above, amounts to NIS 160.1 million, linked to the Cost of Living
               Index in respect of March 2002.

                                     F - 63

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     C.   INDEMNIFICATION AND LETTERS OF EXEMPTION FOR SENIOR OFFICERS (CONT'D)

          In addition to the aforementioned monetary indebtedness, the new letter of indemnification also covers reasonable litigation costs, including attorney fees that officers or directors incurred or will be charged in certain proceedings. The new letter of indemnification still requires the approval of the general meeting of the Bank (which has not yet been given) and in any event will go into effect only upon submission of a request by the bank to the court to approve a compromise plan and/or arrangement pursuant to article 350 of the
          Companies Law - 1999, between the Bank and all or part of its shareholders, in connection with (among other things) the purchase and/or redemption of their shares.

     3)   On February 26, 2008, the Audit Committee and the Board of Directors
          of the Bank approved the issuance of a letter of exemption to Officers and Directors of the Bank. The letter of exemption exempts the
          Officers and Directors of the Bank from liability in respect of damage caused to the Bank as a result of a breach in their fiduciary responsibility towards the Bank in actions (defined as including acts of omission and decisions) carried out and/or that will be carried out by them by virtue of their being Officers and Directors of the Bank, except for actions carried out, as above, prior to August 26, 2002.

          The letter of exemption still requires the approval of the general meeting of the Bank (which has not yet been given) and in any event will go into effect only upon submission of a request by the bank to the court to approve a compromise plan and/or arrangement pursuant to article 350 of the Companies Law - 1999, between the Bank and all or part of its shareholders, in connection with (among other things) the purchase and/or redemption of their shares.

     4)   On July 17, 2005 the Bank issued a letter of indemnification to a former employee of the Bank regarding a possible claim that may be filed against him by a customer of the Bank and/or representatives of the customer. The Bank has taken legal measures against this customer in respect of a liability in the amount of U.S. $ 250,000. The claim filed by the aforementioned customer also includes various allegations against the aforementioned employee.

     5)   On February 11, 2005 the Bank issued a letter of indemnification in favor of an attorney of the Bank who was appointed as the execution office receiver for the purpose of realizing a mortgage of the Bank.
          The letter of indemnification was issued in respect of proceedings the
          Bank and aforementioned attorney are taking in order to annul the sale agreement that was prepared by the said attorney in the framework of realizing the mortgage in favor of the Bank.

     D.   LEGAL ACTIONS

     Legal actions, including a motion to certify a claim as a class action, were filed against the Bank in the ordinary course of business. Management of the Bank, on the basis of legal opinions regarding the prospects of the actions, believes that when necessary, adequate provisions were included in the financial statements to cover possible losses in respect of those claims.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

          According to the claim, the negligence of the senior officers is reflected in, among other things, the credit that they granted without suitable collateral, problems with the credit-granting policy and the quality and approval procedures thereof, credit risk management and the ongoing handling of the credit. The amount of the suit, in respect of damages incurred as a result of the alleged negligence, reflects the amount of the allowances for doubtful debts recorded by the Bank in 2002. The Bank notified the insurers with which it has a directors and senior officers liability insurance policy of the filing of the suit. The insurers have notified the Bank that they have certain reservations regarding the insurance coverage of the claim and that they reserve their rights on this matter. The Bank rejects these reservations in their entirety and intends to act in order to fully exercise its rights against the insurers. The defendants filed a motion to have the suit summarily dismissed on the grounds that the plaintiff should have filed a motion for approval of the claim as a derivative claim. The Court accepted the position of the defendants and it ordered the plaintiff to file a motion for the approval of the claim as a derivative claim. Such a motion was submitted on December
          7, 2003. The Bank delegated an attorney to represent it in the claim and the motion for approval. The hearing on the motion was held on May
          26, 2005. On June 18, 2006, the Court decided to reject the motion to approve the suit as a derivative suit and awarded the defendants court costs and attorney fees. On September 18, 2006, the plaintiff appealed the decision to reject the motion to approve the suit as a derivative suit to the Supreme Court. The parties submitted written summaries, and the completion of oral arguments was held on February 21, 2008.
          The Supreme Court has not yet rendered its ruling on the appeal. In the opinion of the Bank's legal counsel, since the claim is a derivative action in which the Bank is only a formal respondent, the
          Bank's exposure in respect thereto is only for expenses (including court fees, expenses of the plaintiff, fee to the attorney of the plaintiff and special compensation to the plaintiff).

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

          The Bank announced that it summarily rejects these reservations and intends to act in order to fully exercise its rights towards the insurers. The Bank handed over the care of the suit and the motion to have the suit recognized as a class action to an attorney acting on its behalf. On July 11, 2007, a compromise agreement was signed between the Bank and the representative plaintiff, Mr. A. Fin (without either party recognizing the claims of the other), whereby the Bank undertook to pay an amount of NIS 4.7 million to the plaintiff group and an additional amount of NIS 1.2 million (plus VAT as applicable)
          as a special remuneration to the plaintiff and attorney fees to the attorneys of the plaintiff. In addition, the Bank will have to bear the costs of advertising the compromise arrangement, the fee of the examiner to be appointed by court to render his opinion on the proposed compromise, and an amount of US$ 10,000 plus VAT as the fee of the Supervisor who will examine the debt claims of the group.
          Concurrently, the Bank entered into a compromise agreement with the insurer which issued the policy granting indemnification of the
          Directors and senior officers, whereby the insurers undertook to indemnify the Bank in an amount equal to half of the cost of the compromise with the representative plaintiff (up to a maximum of NIS
          6.25 million), plus NIS 1 million in respect of the legal fees of the
          Bank and the senior officers that were sued. The compromise agreement with the representative plaintiff was ratified by the court on
          November 4, 2007 (with no objections to its ratification being submitted), after having been previously ratified by the general shareholders meeting of the Bank and the Bank paid the amounts set out in the agreement.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

          On March 23, 2006, the court decided that in the first stage, the question of the accrual of interest on the perpetual deposits of the
          Bank with the Treasury will be discussed and resolved, since a resolution of this question will advance the hearing and the resolution of the rest of the questions that must be answered. On
          August 5, 2007, a verdict was handed down by the Tel Aviv District
          Court whereby it rejected the opening motion filed by the Bank against the Finance Minister and against the aforementioned financial institutions and determined that as long as a dividend is not distributed on the preference shares of the Bank, the interest on the perpetual deposits of the Bank with the Treasury does not accrue. At its meeting on October 9, 2007, the board of directors of the Bank discussed the ramifications of the verdict. The board of directors decided that since the suit of the Bank (its opening motion) related not only to the issue of the accrual of the interest on the perpetual deposits, in the absence of a dividend distribution, rather also to the accrual and payment of a dividend in arrears (including upon liquidation), and since on the basis of the determination of the court that the suit of the Bank was rejected, a claim can be made that the verdict rejects also the right of the Bank to accrued interest against the payment of the dividend in arrears on the preferred shares (a result which the board of directors believes is incorrect and it is reasonable to assume that the court did not intend such a result), then the Bank will file an appeal on the rejection of the claim with regard to the payment of the accrued interest on the perpetual deposits against the payment of the dividend in arrears.
          Notwithstanding the above, the board of directors added in its decision that the appeal will not be filed if an adequate
          clarification is provided by the State as to its consent to pay accrued interest on the perpetual deposits against the payment of the dividend in arrears on the preferred shares (Preferred C, CC, CC1, D and DD shares). Such clarification was not forthcoming and the appeal of the Bank was submitted to the Supreme Court on January 6, 2008. At the aforementioned meeting on October 9, 2007, the board of directors of the Bank also decided that in view of the ruling handed down by the
          Tel Aviv District Court on the originating motion of the Bank, it would be prudent for the Bank to take steps towards the renewal of the distribution of the dividend and as such, it decided to take a number of steps including convening a general meeting of the Bank and recommending to the general meeting to amend the by-laws of the Bank so as to remove the existing impediment therein against the renewal of a dividend distribution to the preferred shareholders of the Bank. The general meeting of the Bank convened on January 7, 2008 and rejected the proposed amendments to the by-laws of the Bank. On February 5,
          2008, the financial entities that filed the originating motion against the Bank submitted a request to the court to add the State as an additional respondent to the originating motion due to, among other reasons, the vote of the State at the general meeting of the Bank against the proposed amendments to the Bank's by-laws. In the opinion of the Bank's legal counsel, the likelihood that the court will require the Bank to pay the dividend, as above, without its being financed by the State (as interest on the perpetual deposits of the
          Bank with the Treasury) is remote.

          As to subsequent events, see Note 33 A. and B.

     4)   In December 2007, a suit was filed against the Bank in the Tel Aviv-
          Jaffa Magistrates Court for an amount of NIS 1.3 million. The suit was filed by a customer of the Bank which received in the past credit from the Bank to finance a construction project. As alleged in the suit, the Bank over charged the plaintiff's account with the bank in respect of interest and commissions, without its consent or against agreements with it. According to the plaintiff, if not for these charges, its account with the Bank as of June 2007 would have had a credit balance in the amount being sued for and not a debit balance. The Bank transferred the handling of this suit to an attorney.

                                     F - 67

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

     5)   In May 2006, a suit was filed in the Rehovot Magistrates Court, in an amount of NIS 2.5 million, against the Bank, the receiver that was appointed at the request of the Bank in respect of a carpentry workshop and the purchaser of the workshop from the receiver.
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

     6)   In October 2005, a company, that performs engineering and plumbing work, filed a claim with the Tel Aviv-Jaffa District Court in the amount of NIS 1.4 million against the Bank, a receiver that was appointed at the request of the Bank to a residential and commercial project that encountered difficulties, and against the owner of the land that at the time had entered into a combination agreement with the promoter that had constructed the project with the financing of the Bank. The plaintiff company allegedly performed work on the project at the request of the promoter, which had failed and did not repay its debt to the plaintiff company. The claim states that the amount requested reflects the amount the promoter still owes the plaintiff company in respect of the work it executed on the project with the addition of interest and/or linkage differences. The plaintiff company contends that due to principles of closed banking financing and the Bank having granted to the promoter bank financing for construction of the project, the Bank should be considered responsible for repayment of the debt. Furthermore, it contends that at the time it had entered into the agreement with the promoter, the
          Bank should have brought to its attention the information the plaintiff contends was in the possession of the Bank, regarding the difficult condition of the promoter and the project. The handling of the claim was transferred to the care of an attorney acting on behalf of the Bank. On March 14, 2006, the suit against the receiver was summarily dismissed, but the suit against the Bank and the owner of the property (who has since passed away) remained in place.

     7)   In June 2004, two former employees of the Bank, who had filled senior positions in the Bank, filed a suit against the Bank with the Tel
          Aviv-Jaffa Labor Court in the total amount (for both of them) of NIS
          2.3 million. The claim is for the payment of certain benefits, which the plaintiffs allege were due to them with regard to their retirement from the Bank in 2002. The suit was filed also against the Ministry of
          Finance Commissioner of Wages and Labor Agreements in respect of the non-approval of these payments. Alternatively the aforementioned plaintiffs claim the salary raises they allege that they forfeited in the past in exchange for the aforementioned benefits. The Bank has transferred the matter to an attorney acting on its behalf. On June
          20, 2005 the aforementioned plaintiffs filed a request for a partial judgment in the amount of NIS 415 thousand, in respect of amounts the payment of which was approved by the Ministry of Finance Commissioner of Wages and Labor Agreements without conditioning the approval upon their relinquishing any additional claims. The Bank has filed an objection to the request. The Court has not yet ruled on the request.

                                     F - 68

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

     8)   In September 2003, a supplier of fuel products filed a claim in the amount of NIS 6 million with the Tel Aviv-Jaffa District Court against the Bank and two other banks regarding non-payment of the
          consideration for fuel products it had provided to a mutual customer of the three defending banks. It is alleged that the involvement of the defending banks in the approval of the business plan and in the approval of the expense and income budget of the aforementioned customer, had created a representation towards the plaintiff on which it had relied at the time of delivery of its products, because it had assumed that the expenses included in the approved plan and/or budgets would be paid by the defending banks. The Bank has transferred the matter to an attorney acting on its behalf.

     9)   In August 2000 a suit was filed with the Tel Aviv-Jaffa District Court against one of the Bank's former senior executives and against 24 other defendants by a number of venture capital funds. For purposes of the court fee, the amount of the suit was set at $ 18.7 million, which was later increased to $ 22.5 million. According to the plaintiff's complaint, the suit was filed, among other reasons, in connection with the breach of an investment agreement, whereby the plaintiffs and other investors were allegedly supposed to receive 46.5% of the shares of a company in which the aforementioned senior executive served in the past as a director on behalf of a former subsidiary of the Bank.
          The claim was transferred to an attorney and a defense brief was submitted. In 2005, the insurers carrying the directors and senior officers liability insurance policy notified the Bank that in their opinion the claim does not have insurance coverage, but the Bank's legal counsel handling the claim believes that if the said executive has to make any monetary payment in respect of the suit, the payment will be covered by the insurance policy.

          On June 29, 2008, a court decision was rendered, as part of which a settlement agreement between the parties to the suit was approved, whereby all of the disputes between them were resolved, without the former manager of the Bank, who was one of the defendants, being required to make any payments.

     In the opinion of Management of the Bank, which is based on the opinion of its legal counsel, the Bank's exposure in respect of pending claims, whose prospects of success are not remote and regarding which a provision was not recorded, amounts to NIS 15 million.

     E    NON-REPORTING IN THE U.S. REGARDING SHARES CONSIDERED "ABANDONED"

     The Bank's D and DD preference shares were issued in the U.S., as were some of the C and CC preference shares and capital notes of the Bank. According to U.S. state law, under certain circumstances, a security that is uncalled for is considered to be "abandoned" and it must be reported each year to the state in which the last residence of the owner of the security is located. The same state is also entitled to take ownership of the security.
     The same applies to the payment of a dividend and/or interest in respect of securities not collected by the holders of the securities which, when certain conditions are fulfilled, are also considered to be "abandoned" and which must be reported and transferred. The shares and capital notes were issued in the U.S. many years ago and the ongoing handling of the securities was done by an agent in the U.S. The information which reached the Bank indicates that no reports were filed with the various states and as a result the securities and/or the payments in respect of the securities of the Bank which were not collected became "abandoned".. Failure to file the required reports and the resulting non-transfer of the securities and/or the payments, may expose the bank to financial sanctions. There are various issues involved which still require further investigation, such as the volume of the securities and payments involved, whether the securities are indeed subject to U.S. law or to Israeli law, who is entitled to them as a result of their being "abandoned", the likelihood of sanctions and the possibility of having them cancelled, and to what extent the Bank is liable for the failure to report and transfer. At this stage, the Bank is unable to assess the financial consequences, if at all.

                                     F - 69

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     F.   OFF-BALANCE SHEET COMMITMENT AT YEAR-END IN RESPECT OF ACTIVITY BASED
          ON COLLECTION OF LOANS*

                                                         DECEMBER 31   DECEMBER 31
                                                             2007          2006
                                                           -------       -------
                                                          REPORTED       REPORTED
                                                           AMOUNTS       AMOUNTS
                                                           -------       -------
                                                         NIS MILLIONS  NIS MILLIONS
                                                           -------       -------

Credit from deposits based on rate of collection**
Unlinked Israeli currency                                    335.1         335.6
CPI linked Israeli currency                                    4.7           4.7
Foreign currency                                             171.8         188.6
                                                           -------       -------

Total                                                        511.6         528.9
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

     As at December 31, 2007, the activity based on the extent of collection includes past due balances amounting to NIS 506.9 million (December 31,
     2006 - NIS 524.2 million).

NOTE 21A - DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY
           PERIODS

     A.   VOLUME OF OPERATIONS

     1.   Stated amount of derivative instruments ALM (1)

                            DECEMBER 31, 2007          DECEMBER 31, 2006
                          ---------------------      ---------------------
                         CPI/SHEKEL    FOREIGN      CPI/SHEKEL     FOREIGN
                          INTEREST     CURRENCY      INTEREST      CURRENCY
                         CONTRACTS     CONTRACTS    CONTRACTS     CONTRACTS
                          -------       -------      -------       -------
                             REPORTED AMOUNTS          REPORTED AMOUNTS
                          ---------------------      ---------------------
                       NIS MILLIONS  NIS MILLIONS  NIS millions  NIS millions
                          -------       -------      -------       -------

Forward contracts            30.4          17.0         45.9          53.4
                          -------       -------      -------       -------

Total                        30.4          17.0         45.9          53.4
                          =======       =======      =======       =======

     (1)  Derivatives comprising part of the asset and liability management of the Bank, not designated for hedging purposes.

                                     F - 70

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21A - DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY
           PERIODS (CONT'D)

     A.   VOLUME OF OPERATIONS (CONT'D)

     2.   Gross fair value of derivative instruments ALM (1)

                                  DECEMBER 31, 2007          DECEMBER 31, 2006
                                ---------------------      ---------------------
                               CPI/SHEKEL    FOREIGN      CPI/SHEKEL     FOREIGN
                                INTEREST     CURRENCY      INTEREST      CURRENCY
                               CONTRACTS     CONTRACTS    CONTRACTS     CONTRACTS
                                -------       -------      -------       -------
                                   REPORTED AMOUNTS          REPORTED AMOUNTS
                                ---------------------      ---------------------
                             NIS MILLIONS  NIS MILLIONS  NIS millions  NIS millions
                                -------       -------      -------       -------

Gross positive fair value             -           0.5          1.0           1.1
Gross negative fair value          (0.6)            -            -             -
                                -------       -------      -------       -------

Total                              (0.6)          0.5          1.0           1.1
                                =======       =======      =======       =======

     B.   DERIVATIVE INSTRUMENTS CREDIT RISK ACCORDING TO THE OPPOSITE PARTY TO
          THE CONTRACT

                                                                      DECEMBER 31, 2007
                                                               -------------------------------
                                                                       REPORTED AMOUNTS
                                                               -------------------------------
                                                                         NIS MILLIONS
                                                               -------------------------------
                                                                BANKS   CENTRAL BANKS   TOTAL
                                                               -------     -------     -------

Gross positive fair value of derivative instruments                0.5           -         0.5
Off-balance sheet credit risk in
 respect of derivative instruments (2)                             4.7           -         4.7
                                                               -------     -------     -------

Total credit risk in respect of derivative instruments             5.2           -         5.2
                                                               =======     =======     =======

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21A - DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY
           PERIODS (CONT'D)

     C.   MATURITY PERIOD - STATED AMOUNTS AT YEAR-END

                                               DECEMBER 31, 2007
                                      ----------------------------------
                                                REPORTED AMOUNTS
                                      ----------------------------------
                                       UP TO    FROM 3 MONTHS
                                      3 MONTHS    TO 1 YEAR       TOTAL
                                      -------      -------       -------
                                   NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                      -------      -------       -------

CPI/Shekel interest contracts            20.3         10.1          30.4
Foreign currency contracts               17.0            -          17.0
                                      -------      -------       -------

Total                                    37.3         10.1          47.4
                                      =======      =======       =======

                                               DECEMBER 31, 2006
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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
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

     The fair value of problematic debts was calculated by using discount rates reflecting their intrinsic high credit risk. In any event, such discount rates were not less than the highest interest rate used by the Bank in its operations proximate to balance sheet date. The future cash flows of problematic debts were calculated net of the specific allowances for doubtful debts. The general and supplementary allowances for doubtful debts in an aggregate amount of NIS 45.3 million (on December 31, 2006 - NIS 51.7 million), were not deducted from the balance of credit to the public for cash flows purposes in assessing the fair value.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
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

     NON-PARTICIPATING PREFERENCE SHARES - The common costing models do not address this type of share. As a result, the fair value is presented as book value (for information pertaining to the rights of these shares and the dividend in arrears, see Notes 14 and 16).

     PARTICIPATING PREFERENCE SHARES - The common costing models do not address this type of share. As a result, the fair value is presented as book value
     (for information pertaining to the rights of these shares and the dividend in arrears, see Notes 15 and 16).

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     PRINCIPAL METHODS AND ASSUMPTIONS USED FOR THE CALCULATION OF THE FAIR
     VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     Following are balances and fair value estimates of financial instruments:

                                                           DECEMBER 31, 2007
                                        ---------------------------------------------------------
                                                 BALANCE SHEET AMOUNTS
                                        -----------------------------------------
                                                          OTHER
                                        FINANCIAL       FINANCIAL
                                      INSTRUMENTS(1)  INSTRUMENTS(2)      TOTAL         FAIR VALUE
                                        ---------       ---------       ---------       ---------
                                                             REPORTED AMOUNTS
                                        ---------------------------------------------------------
                                      NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                        ---------       ---------       ---------       ---------

FINANCIAL ASSETS
Cash and deposits with banks                 31.5             2.3            33.8            33.9
Securities                                   45.8             0.5            46.3            46.3
Credit to the public                        148.5         5,372.6         5,521.1         5,551.9
Credit to governments                         0.1            24.6            24.7            26.2
Other financial assets                        3.3               -             3.3             3.3
Perpetual deposits with the
 Israeli Treasury                           848.8               -           848.8           848.8
                                        ---------       ---------       ---------       ---------

Total financial assets                    1,078.0         5,400.0         6,478.0         6,510.4
                                        =========       =========       =========       =========

FINANCIAL LIABILITIES
Deposits of the public                       30.0            24.6            54.6            55.5
Deposits of banks                           481.2               -           481.2           481.2
Deposits of the Government
 and a perpetual deposit                      0.1         5,319.2         5,319.3         5,326.2
Capital notes                                   -            20.2            20.2            21.8
Other financial liabilities                  24.0               -            24.0            24.0
Non participating preference
 shares                                     276.0               -           276.0           276.0
Participating preference shares             170.6               -           170.6           170.6
                                        ---------       ---------       ---------       ---------

Total financial liabilities                 981.9         5,364.0         6,345.9         6,355.3
                                        =========       =========       =========       =========

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 21B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     PRINCIPAL METHODS AND ASSUMPTIONS USED FOR THE CALCULATION OF THE FAIR
     VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     Following are balances and fair value estimates of financial instruments:
     (cont'd)

                                                           DECEMBER 31, 2006
                                        ---------------------------------------------------------
                                                 BALANCE SHEET AMOUNTS
                                        -----------------------------------------
                                                          OTHER
                                        FINANCIAL       FINANCIAL
                                      INSTRUMENTS(1)  INSTRUMENTS(2)      TOTAL         FAIR VALUE
                                        ---------       ---------       ---------       ---------
                                                             REPORTED AMOUNTS
                                        ---------------------------------------------------------
                                      NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                        ---------       ---------       ---------       ---------

FINANCIAL ASSETS
Cash and deposits with banks                 56.2            10.2            66.4            66.5
Securities                                   49.7             0.7            50.4            50.4
Credit to the public                        322.7         6,196.4         6,519.1         6,514.5
Credit to governments                           -            41.5            41.5            41.8
Other financial assets                        4.5               -             4.5             4.5
Perpetual deposits with the
 Israeli Treasury                           825.8               -           825.8           825.8
                                        ---------       ---------       ---------       ---------

Total financial assets                    1,258.9         6,248.8         7,507.7         7,503.5
                                        =========       =========       =========       =========

FINANCIAL LIABILITIES
Deposits of the public                       33.8            33.1            66.9            68.2
Deposits of banks                           761.5             6.8           768.3           768.4
Deposits of the Government
 and a perpetual deposit                      0.1         6,087.4         6,087.5         6,088.2
Capital notes                                   -            24.9            24.9            25.4
Other financial liabilities                  25.1               -            25.1            25.1
Non participating preference
 shares                                     303.2               -           303.2           303.2
Participating preference shares             187.4               -           187.4           187.4
                                        ---------       ---------       ---------       ---------

Total financial liabilities               1,311.1         6,152.2         7,463.3         7,465.9
                                        =========       =========       =========       =========

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
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

     A.   BALANCES

                                            DECEMBER 31, 2007                                      DECEMBER 31, 2006
                             -------------------------------------------------       -------------------------------------------------
                              AFFILIATES AND THEIR                                   AFFILIATES AND THEIR
                               RELATED COMPANIES     DIRECTORS AND GENERAL MANAGER     RELATED COMPANIES     DIRECTORS AND GENERAL MANAGER
                             ---------------------       ---------------------       ---------------------       ---------------------
                                           HIGHEST                     HIGHEST                     HIGHEST                     HIGHEST
                           BALANCE AT      BALANCE     BALANCE AT      BALANCE     BALANCE AT      BALANCE     BALANCE AT      BALANCE
                          BALANCE SHEET   DURING THE  BALANCE SHEET  DURING THE   BALANCE SHEET   DURING THE  BALANCE SHEET   DURING THE
                               DATE        YEAR(1)        DATE         YEAR(1)        DATE         YEAR(1)        DATE         YEAR(1)
                             -------       -------       -------       -------       -------       -------       -------       -------
                                                                         REPORTED AMOUNTS
                             ---------------------------------------------------------------------------------------------------------
                           NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                             -------       -------       -------       -------       -------       -------       -------       -------

ASSETS
Credit to the public             0.1           0.2             -             -           0.2           0.3             -             -

LIABILITIES

Other liabilities                  -             -           0.9           0.9             -             -           0.2           0.2

          (1)  On the basis of the balances at the end of each month.

          (*)  For information on the credit to the Israel Electric Company
               Ltd., granted from the deposit of the State and with the
               guarantee of the State - see E below.

                                     F - 77

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 22 - INTERESTED AND RELATED PARTIES (CONT'D)

     B.   SUMMARY OF RESULTS OF OPERATIONS WITH INTERESTED AND RELATED PARTIES*

                                            2007         2006
                                         ---------     ---------
                                       DIRECTORS AND  DIRECTORS AND
                                          GENERAL       GENERAL
                                          MANAGER       MANAGER
                                         ---------     ---------
                                             REPORTED AMOUNTS
                                         -----------------------
                                       NIS MILLIONS  NIS MILLIONS
                                         ---------     ---------

Profit from financing
 operations before allowance
 for doubtful debts (1)                          -             -
Allowance for doubtful debts                     -             -
Operating and other expenses (2)               2.3           2.3

     (1)  See details in D hereunder.

     (2)  See details in C hereunder.

     (*)  For information on the credit to the Israel Electric Company Ltd., granted from the deposit of the State and with the guarantee of the
          State - see E below.

     C.   BENEFITS TO INTERESTED PARTIES

                                                2007                           2006
                                       ----------------------         ----------------------
                                    DIRECTORS AND GENERAL MANAGER  DIRECTORS AND GENERAL MANAGER
                                       ----------------------         ----------------------
                                          REPORTED AMOUNTS               REPORTED AMOUNTS
                                       ----------------------         ----------------------
                                                     NUMBER OF                     NUMBER OF
                                     NIS MILLIONS   RECIPIENTS      NIS MILLIONS   RECIPIENTS
                                       ---------    ---------         ---------    ---------

Interested parties employed by
 the Bank (1)                                2.3            2               1.7            2
Fees to directors not employed
 by the Bank                                 0.6            9               0.6           10

     (1)  Not including VAT on salaries.

     See Note 18A regarding employment agreements with the Chairman of the Board of the Bank and its General Manager.

                                     F - 78

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 22 - INTERESTED AND RELATED PARTIES (CONT'D)

     D.   RESULTS OF FINANCING OPERATIONS (BEFORE ALLOWANCE FOR DOUBTFUL DEBTS)
          WITH INTERESTED AND RELATED PARTIES*

                                                       2007          2006          2005
                                                      -------       -------       -------
                                                                REPORTED AMOUNTS
                                                      -----------------------------------
                                                    NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                      -------       -------       -------

Income deriving from credit to the public                   -             -             -
Expenses deriving from deposits of the public               -             -             -
                                                      -------       -------       -------
Net results from financing operations
 before allowance for doubtful debts                        -             -             -
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

     (*)  For information on the income and expenses in connection with the credit to the Israel Electric Company Ltd., granted from the deposit of the State and with the guarantee of the State - see E below.

     E.   CREDIT TO THE ISRAEL ELECTRIC COMPANY LTD. AND DEPOSITS OF THE
          GOVERNMENT

     The Bank provided long-term credit to the Israel Electric Corporation Ltd.
     which was granted out of a deposit of the State. The State provided a guarantee as security for the repayment of such credit to the Bank. As at
     December 31, 2007, the balance of the credit was NIS 4,963 million (as at
     December 31, 2006 - NIS 5,671 million). An expense of NIS 127 million was recorded in respect of the aforementioned credit in 2007 (in 2006 - an expense of NIS 89 million). This refers to dollar-denominated credit and due to the decrease in the exchange rate of the dollar, negative exchange rate differentials were recorded. In 2005, income of NIS 864 million was recorded, constituting more than 10% of the profit from financing operations before the allowance for doubtful debts in the said year.

     As aforementioned, the source for this credit was a deposit of the State of
     Israel. In addition to the said deposit, the balance of the Government deposits includes also deposits made in order to provide loans in the framework of the Kibbutzim arrangement and other deposits made in order to provide other long-term loans. As at December 31, 2007, the overall balance of the Government deposits amounted to NIS 5,319 million compared with NIS
     6,087 million as at December 31, 2006. Financing income in an amount of NIS
     115 million was recorded in 2007 in respect of the Government deposits, compared with income of NIS 84 million in 2006 and an expense of NIS 902 million in 2005.

                                     F - 79

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 23 - PROFIT FROM FINANCING OPERATIONS BEFORE ALLOWANCE FOR DOUBTFUL DEBTS

                                                               2007           2006          2005
                                                            ---------      ---------     ---------
                                                                       REPORTED AMOUNTS
                                                            --------------------------------------
                                                           NIS MILLIONS   NIS MILLIONS  NIS MILLIONS
                                                            ---------      ---------     ---------

A.    INCOME (EXPENSES) DERIVING FROM ASSETS:
Credit to the public                                            (80.7)         (39.7)        979.3
Credit to governments                                               -           (0.9)          1.0
Deposits with Bank of Israel                                        -              -           0.1
Deposits with banks                                               0.8            0.7           8.2
Debentures                                                          -              -           0.3
                                                            ---------      ---------     ---------
                                                                (79.9)         (39.9)        988.9
                                                            ---------      ---------     ---------

B.    (EXPENSES) INCOME DERIVING FROM LIABILITIES
Deposits of the public                                           (3.1)          (4.4)        (15.4)
Deposits of the Government                                      115.1           84.2        (901.7)
Deposits of Bank of Israel                                      (23.6)         (45.2)        (43.0)
Deposits of banks                                                 0.1            0.9           0.7
                                                            ---------      ---------     ---------
                                                                 88.5           35.5        (959.4)
                                                            ---------      ---------     ---------

C.    INCOME DERIVING FROM DERIVATIVE FINANCIAL
      INSTRUMENTS
Net income from derivative instruments ALM *                      0.3           11.6           1.8
                                                            ---------      ---------     ---------
                                                                  0.3           11.6           1.8
                                                            ---------      ---------     ---------

D.    OTHER INCOME AND EXPENSES
Commissions from financing operations                            11.0           12.1          13.4
Other financing income**                                         19.0           11.6          28.1
Other financing expenses                                         (9.6)         (12.7)        (11.2)
                                                            ---------      ---------     ---------
                                                                 20.4           11.0          30.3
                                                            ---------      ---------     ---------
Total profit from financing operations before
 allowance for doubtful debts                                    29.3           18.2          61.6
                                                            =========      =========     =========

Including - exchange rate differences, net                       (6.1)          (9.8)         15.6
                                                            =========      =========     =========

E.   RESULTS FROM INVESTMENTS IN DEBENTURES
Financing income on accrual basis on available-for-
 sale debentures (included in income from assets)                   -              -           0.3
                                                            ---------      ---------     ---------

Total profit from investments in debentures                         -              -           0.3
                                                            =========      =========     =========

*    Derivatives comprising part of the asset and liability management system of the Bank, not designated for hedging purposes.

**  Including income from interest collected in
    respect of problematic debts                                 17.4            9.4          21.6
                                                            =========      =========     =========

                                     F - 80

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 24 - OPERATING COMMISSIONS

                                                              2007        2006          2005
                                                            -------      -------       -------
                                                                     REPORTED AMOUNTS
                                                            ----------------------------------
                                                         NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                            -------      -------       -------

Ledger fees (in Israeli and foreign currency)                   0.5          0.4           1.1
Payment order system services                                     -          0.1           0.1
Foreign trade transactions                                      0.1          0.2           0.2
Credit handling and drafting of contracts                         -            -           0.1
Computerized information services and
 confirmations                                                    -            -           0.1
Other                                                           0.5          0.6           0.6
                                                            -------      -------       -------

Total operating commissions                                     1.1          1.3           2.2
                                                            =======      =======       =======

NOTE 25 - GAINS ON INVESTMENTS IN SHARES

                                                              2007        2006          2005
                                                            -------      -------       -------
                                                                     REPORTED AMOUNTS
                                                            ----------------------------------
                                                         NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                            -------      -------       -------

Gains on sale of available-for-sale shares                      3.3         10.3          11.3
Dividend from available-for-sale and trading shares             5.4          6.1             -
                                                            -------      -------       -------

Total gains on investments in shares                            8.7         16.4          11.3
                                                            =======      =======       =======

NOTE 26 - OTHER INCOME

                                                              2007        2006          2005
                                                            -------      -------       -------
                                                                     REPORTED AMOUNTS
                                                            ----------------------------------
                                                         NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                            -------      -------       -------

Gains on severance funding                                      0.2          0.8           0.6
Other                                                           1.5          3.0           4.1
                                                            -------      -------       -------

Total other income                                              1.7          3.8           4.7
                                                            =======      =======       =======

                                     F - 81

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 27 - SALARIES AND RELATED EXPENSES

                                                              2007        2006          2005
                                                            -------      -------       -------
                                                                     REPORTED AMOUNTS
                                                            ----------------------------------
                                                         NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                            -------      -------       -------

Salaries                                                       13.3         13.8          14.5
Severance pay, provident fund, pensions,
 continuing education fund, vacation pay,
 sick leave pay and long service bonuses (*)                    2.1          3.0           2.8
National insurance                                              3.1          0.7           0.8
Other related expenses                                            -          0.1           0.1
                                                            -------      -------       -------

Total salaries and related expenses                            18.5         17.6          18.2
                                                            =======      =======       =======

     (*)  In 2006 and 2005, payroll tax was not included in payroll expenses due to the existence of losses for purposes of profit tax.

NOTE 28 - OTHER EXPENSES

                                                              2007        2006          2005
                                                            -------      -------       -------
                                                                     REPORTED AMOUNTS
                                                            ----------------------------------
                                                         NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                            -------      -------       -------

Marketing and advertising                                       0.1          0.1           0.1
Communications (postage, telephone,
 courier fees, etc.)                                            0.3          0.4           0.4
Computer (not including salaries and
 depreciation)                                                  2.8          3.3           4.3
Office expenses                                                 0.2          0.2           0.3
Insurance                                                       1.5          3.2           4.7
Professional services                                           3.3          3.4           4.8
Directors' fees (not including a director employed
 as a senior executive)                                         0.6          0.6           0.7
Staff training, further education, etc.                         0.1          0.1             -
Other                                                           0.5          3.0           1.2
                                                            -------      -------       -------

Total other expenses                                            9.4         14.3          16.5
                                                            =======      =======       =======

                                     F - 82

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 29 - TAXES ON ORDINARY OPERATING INCOME

     A.   COMPOSITION:

                                                              2007        2006          2005
                                                            -------      -------       -------
                                                                     REPORTED AMOUNTS
                                                            ----------------------------------
                                                         NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                            -------      -------       -------

Taxes for the current year                                      1.5            -             -
Taxes in respect of prior years                                 0.1            -             -
                                                            -------      -------       -------

Provision for taxes on income                                   1.6            -             -
                                                            =======      =======       =======

     B.   RECONCILIATION BETWEEN THE THEORETICAL TAX AND THE TAX EXPENSE

     The following table presents a reconciliation between the theoretical tax applying to the operating profit of the Bank, based on the statutory tax rate applicable to banks in Israel, and the tax expense on operating profit, as reflected in the statement of income:

                                                              2007        2006          2005
                                                            -------      -------       -------
                                                                     REPORTED AMOUNTS
                                                            ----------------------------------
                                                         NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                            -------      -------       -------

Statutory tax rate                                            38.53%       40.65%        43.59%
                                                            =======      =======       =======

Tax (tax savings) at the valid statutory rate                   9.2         (7.0)         (3.7)

Tax (tax savings) in respect of:
Addition (deduction) in respect of inflation                    2.1         (0.2)          2.2
General and supplementary allowances for
  doubtful debts                                               (2.5)        (2.4)         (5.2)
Other non-deductible expenses  (fines, excess expenses)         0.1          0.1           0.1
Exempt income and income with limited rates                       -          1.1             -
Differences and tax benefits in respect of which
 deferred taxes had not been recorded                          (4.2)         7.3           3.6
Profit tax on payroll tax (net)                                 0.2            -             -
Taxes in respect of prior years                                 0.1            -             -
Additional payables (receivables) in respect of
  other problematic debts                                      (3.4)           -             -
Loss for purposes of profit VAT which
  cannot be set off                                               -          1.1           3.0
                                                            -------      -------       -------

Tax expense reflected in the statement of income                1.6            -             -
                                                            =======      =======       =======

     C.   The Bank has been issued final tax assessments for all years through
          2003.

     D.   Carryforward tax losses in respect of which deferred tax assets were not recorded total NIS 719 million (in 2006 - NIS 707 million).

                                     F - 83

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 29 - TAXES ON INCOME (CONT'D)

     E.   In 2006, the Bank recorded payroll tax on salaries receivable in the amounts of NIS 2.8 million, as a result of losses for purposes of profit tax.

     F.   On July 25, 2005 the Israeli parliament passed the Law for the
          Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) -
          2005 (hereinafter - Amendment 147). The Amendment provides for a gradual reduction in the company tax rate in the following manner: in
          2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in
          2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%.

          The tax on banking institutions includes profit tax in accordance with the VAT Law

          On June 29, 2006, a VAT Order was issued reducing the profit tax rate from 17% to 15.5%, commencing on July 1, 2006. Accordingly, the statutory tax rate that will apply to the Bank will be 36.8% in 2008,
          35.9% in 2009 and 35.1% in 2010.

NOTE 30 - DESIGNATED DEPOSITS AND CREDIT AND DEPOSITS GRANTED THEREFROM

                                                      DECEMBER 31     DECEMBER 31
                                                         2007             2006
                                                       ---------       ---------
                                                        REPORTED        REPORTED
                                                        AMOUNTS         AMOUNTS
                                                       ---------       ---------
                                                     NIS MILLIONS     NIS MILLIONS
                                                       ---------       ---------

CREDIT AND DEPOSITS OUT OF DESIGNATED DEPOSITS
Credit to the public                                     5,095.4         5,840.1
                                                       ---------       ---------

Total                                                    5,095.4         5,840.1
                                                       =========       =========

DESIGNATED DEPOSITS
Deposits of the Government                               5,219.8         5,977.1
                                                       ---------       ---------

Total                                                    5,219.8         5,977.1
                                                       =========       =========

     Credit out of designated deposits includes NIS 4,963.2 million, which is secured by a State guarantee. The annual interest margin in respect of this credit amounts to NIS 0.3 million (on December 31, 2006 the balance of the credit secured by a State guarantee was NIS 5,671.0 million).

                                     F - 84

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 31 - INFORMATION ON NOMINAL DATA BASIS

                                  DECEMBER 31     DECEMBER 31
                                     2007            2006
                                   ---------       ---------
                                 NIS MILLIONS     NIS MILLIONS
                                   ---------       ---------

Total assets                         6,482.6         7,516.3
Total liabilities                    6,372.6         7,496.4
                                   ---------       ---------

Total shareholders' equity             110.0            19.9
                                   =========       =========

                                      2007            2006            2005
                                   ---------       ---------       ---------
                                 NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                   ---------       ---------       ---------

Nominal net income (loss)               22.2           (17.1)           (8.4)

                                     F - 85

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 32 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS

     A.   The Bank prepares its financial statements in accordance with Israeli
          GAAP. As applicable to these financial statements, Israeli GAAP and
          U.S. of America GAAP vary in certain significant respects, as described below:

          1.   EFFECT OF INFLATION:

          In accordance with Israeli GAAP, until December 31, 2003, when the adjustment of financial statements for the effects of inflation in
          Israel was discontinued, the Bank comprehensively included the effect of the changes in the general purchasing power of Israeli currency in its financial statements, as described in Note 1C above. In view of the inflation in Israel, this was considered a more meaningful presentation than financial reporting based on nominal amounts.

          As explained in note 1C above, the amounts adjusted for the effects of inflation in Israel, presented in the financial statements as of
          December 31, 2003 (hereafter - "the transition date"), were used as the opening balances for the nominal financial reporting in the following periods. As a result, amounts reported in periods subsequent to the transition date are based on their adjusted December 2003 shekel balance.

          In accordance with the guidelines of the SEC for reporting requirements by foreign issuers, the adjustments to reflect the changes in the general purchasing power of Israeli currency, including adjustments that are included in the carrying amounts of non-monetary and capital items, have not been reversed in the reconciliation of
          Israeli GAAP to U.S. GAAP.

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

          b.   The realizable value of any collateral for the loan; and

          c.   The cost associated with obtaining repayment and realization of any such collateral.

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

                                     F - 86

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
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

                                     F - 87

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 32 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS (CONT'D)

     A.   (CONT'D)

          4.   NON-PARTICIPATING PREFERENCE SHARES

          Preference D and DD shares that were issued by the Bank, pay 7.5%
          cumulative dividend, linked to the U.S. dollar exchange rate and redeemable by the Bank. The redemption dates of these preference shares will be determined by the Bank, subject to the approval of the
          State of Israel's Treasury.

          In accordance with Israeli GAAP:

          These preference shares are presented as a liability and not as part of the shareholders' equity since the Bank has a contractual obligation to pay dividend on these preference shares and since the
          Bank does not have an unconditional right to avoid paying the aforementioned dividend. Since these preference shares are classified as liabilities, they are presented in their original amount with the addition of the exchange differences in respect thereof.

          In accordance with U.S. GAAP:

          Since the Bank controls the decision on the redemption and since as of the date of these financial statements the redemption of these shares is not probable, they are presented as part of the shareholders'
          equity.

          5.   PARTICIPATING PREFERENCE SHARES

          Preference C, CC and CC1 shares that were issued by the Bank, pay 6%
          cumulative dividend, linked to the U.S. dollar exchange rate. These preference shares are not redeemable.

          In accordance with Israeli GAAP:

          These preference shares are presented as a liability and not as part of shareholders' equity since the Bank has a contractual obligation to pay dividend on these preference shares, and since the Bank does not have an unconditional right to avoid paying the aforementioned dividend. Since those preference shares are classified as liabilities, they are presented in their original amount with the addition of the exchange differences in respect thereof.

          In accordance with U.S. GAAP:

          Since these preference shares are not redeemable, they are presented as part of the shareholders' equity.

                                     F - 88

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
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

          In regard to the personal agreements with the Chairman of the Board,
          CEO and Deputy CEO, the Bank recorded a provision in the amount that in management's estimate would be obligated to compensate them for the period after their expected termination and until the end of the period during which the Bank is obligated to employ them in accordance with their personal agreements.

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

          7.   CUSTOMER'S IMPAIRED DEBT (NOTE 4E)

          In accordance with Israeli GAAP:

          According to the Israeli Supervisor of Banks' instructions this customer's debt is reclassified to securities item and presented according to market value of the shares pledged in favor of the Bank.

          In accordance with US GAAP:

          This customer's debt continues to be presented as part of the credit to the public and the allowance for impairment was recognized in accordance with the provision of FAS 114 (based on the fair value of the collateral).

          8.   INCOME (LOSS) PER SHARE

          In accordance with Israeli GAAP:

          No adjustments were made to the reported net income (loss) with respect to the dividends on the preference shares, for the computation of the per share amounts. The dividend accrued but not yet paid was not taken into account in the calculation of the earnings (loss) on the ordinary A shares since no income has been recorded in respect of the interest on the perpetual deposits, the payment of which, in the opinion of the Bank's management, is contingent upon payment of the dividend in respect of the aforementioned preference shares.

                                     F - 89

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 32 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS (CONT'D)

     A.   (CONT'D)

          Furthermore, it is not required to add to the calculation of the loss on the ordinary A shares, the dollar exchange rate linkage differences on the principal of the preference shares.

          In accordance with U.S. GAAP:

          Since the preference shares are classified as equity and are stated in their nominal amount, both the accrued but not yet paid dividend on the preference shares and the dollar exchange rate linkage differences on the principal of the preference shares were taken into account in the calculation of the income (loss) on the ordinary A shares.

          9.   PERPETUAL DEPOSITS WITH THE STATE OF ISRAEL

          In accordance with Israeli GAAP:

          Due to the agreement between the Bank and the Israeli Treasury regarding the changes in the method of computing the linkage on the perpetual deposits with the State of Israel (see Note 8), the change in the amounts of the perpetual deposits (resulting from this agreement) is carried to the Bank's shareholders' equity.

          In accordance with U.S. GAAP:

          As this agreement represents a commitment of the Bank's shareholder to provide funds to the Bank in consideration for the issuance of B1 shares, neither an increase in the Bank's shareholder's equity nor an increase in the deposit are recorded to the Bank's shareholders'
          equity due to the said agreement.

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

                                     F - 90

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 32 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS (CONT'D)

     A.   (CONT'D)

          b.   Accrued interest receivable included in credit items was
               classified to other assets under U.S. GAAP.

          c.   The provision for severance pay is presented under Israeli GAAP net of amounts deposited in provident funds in the other
               liabilities balance sheet item.

               Under U.S. GAAP, such funded amounts do not qualify as plan assets and thus, are presented in other assets, and the related liability is presented in other liabilities.

          d.   Accrued interest payable included in deposit items was
               reclassified to other liabilities under U.S. GAAP.

          12.  STATEMENT OF OTHER COMPREHENSIVE INCOME

          In accordance with Israeli GAAP:

          No disclosure is given regarding comprehensive income.

          In accordance with US GAAP:

          SFAS 130 "Reporting comprehensive income" requires that all items that are required to be recognized under the accounting standards as components of comprehensive income be reported in a financial statement and displayed in the same prominence as other financial statements. It requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b)
          display the accumulated balance of other comprehensive income separately from retained earnings and additional paid in capital in the equity section of the balance sheet

                                     F - 91

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 32 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS (CONT'D)

     B.   The effect of the material differences between Israeli and U.S. GAAP on the financial statements

          1.   STATEMENTS OF OPERATIONS:

                                                YEAR ENDED DECEMBER 31
                                          ----------------------------------
                                          2007           2006          2005
                                          -----          -----         -----
                               NOTE    NIS MILLIONS   NIS MILLIONS  NIS MILLIONS
                               -----      -----          -----         -----

(A)
Net income (loss) as
 reported, according to
 Israeli GAAP                              22.2          (17.1)         (8.4)
                                          -----          -----         -----

Specific provision for loan
 Losses                        32.A.2       8.7            3.9           5.0
General provision for loan
 Losses                        32.A.3      (6.5)          (5.9)        (12.0)
Liability for termination
 benefits                      32.A.6      (2.8)          (2.0)         (1.8)
Linkage differences on
 perpetual deposits with
 the Israeli Treasury          32.A.9     (44.0)         (43.8)         34.3
                                          -----          -----         -----
                                          (44.6)         (47.8)         25.5
                                          -----          -----         -----

Net income (loss)
 according to U.S. GAAP                   (22.4)         (64.9)         17.1
                                          =====          =====         =====

                                                   YEAR ENDED DECEMBER 31
                                               ------------------------------
                                                 2007       2006        2005
                                               -------    --------     ------
                                                 NIS         NIS         NIS
                                               -------    --------     ------

(B)  Income (loss) per share (Note 32.A.8)

BASIC INCOME (LOSS) PER "A" ORDINARY
 SHARE:

As reported according to Israeli GAAP          1,470.2    (1,132.4)    (556.3)
As reported according to U.S. GAAP               293.2    (2,936.4)  (3,983.5)
Number of shares                                15,100      15,100     15,100

                                     F - 92

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 32 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS (CONT'D)

          2.   BALANCE SHEET:

                                                     DECEMBER 31, 2007                               DECEMBER 31, 2006
                                         ----------------------------------------        ----------------------------------------
                                       AS REPORTED      ADJUSTMENTS      U.S. GAAP     AS REPORTED      ADJUSTMENTS      U.S. GAAP
                                         -------          -------         -------        -------          -------         -------
                                      NIS MILLIONS     NIS MILLIONS    NIS MILLIONS   NIS MILLIONS     NIS MILLIONS    NIS MILLIONS
                                         -------          -------         -------        -------          -------         -------

Cash and deposits with banks                33.8                -            33.8           66.4                -            66.4
Securities (1)(2)                           46.3            (44.8)            1.5           50.4            (48.4)            2.0
Credit to the public (2)(3)(4)(5)        5,521.1             (1.4)        5,519.7        6,519.1            (18.0)        6,501.1
Credit to governments (3)(12)               24.7            511.1           535.8           41.5            528.3           569.8
Fixed assets                                 0.8                -             0.8            1.1                -             1.1
Other assets (1)(3)(6)                       7.2            115.7           122.9           12.1            134.7           146.8
Perpetual deposits with the
 Israeli Treasury (11)                     848.8           (402.3)          446.5          825.8           (335.2)          490.6
                                         -------          -------         -------        -------          -------         -------
Total assets                             6,482.7            178.3         6,661.0        7,516.4            261.4         7,777.8
                                         =======          =======         =======        =======          =======         =======
Deposits of the public (7)                  54.6             (0.5)           54.1           66.9             (1.0)           65.9
Deposits of banks (7)                      481.2             (5.2)          476.0          768.3            (10.5)          757.8
Deposits of the
 government (7)(12)                      5,319.2            434.1         5,753.3        6,087.4            440.2         6,527.6
Perpetual deposits                           0.1                -             0.1            0.1                -             0.1
Capital notes                               20.2                -            20.2           24.9                -            24.9
Other liabilities (6)(7)(8)                 50.7             99.4           152.8           58.2            116.0           174.2
Non-participating
 shares (10)                               276.0           (276.0)              -          303.2           (303.2)              -
Participating preference
shares (9)                                 170.6           (170.6)              -          187.4           (187.4)              -
Shareholders' equity
(see 3 below) (2)(4)(5)(8)(9)(10)(11)      110.1             94.4           204.5           20.0            207.3           227.3
                                         -------          -------         -------        -------          -------         -------
Total liabilities and
 shareholders' equity                    6,482.7            178.3         6,661.0        7,516.4            261.4         7,777.8
                                         =======          =======         =======        =======          =======         =======

(1)  Classification of non-marketable shares from securities item to other assets item (see note 32.A.11.a).

(2)  A customer's debt in respect of which shares were pledged in favor of the
     Bank (see note 32.A.7).

(3)  Classification of accrued interest receivables from credit items to other assets item (see note 32.A.11.b).

(4)  Specific provision for loan losses (see note 32.A.2).

(5)  General provision for loan losses (see note 32.A.3).

(6)  Classification of amounts deposited in provident funds in respect of severance pay liabilities from other liabilities item, to other assets item
     (see note 32.A.11.c).

(7)  Classification of accrued interest payables from deposit items to other liabilities items (see Note 32.A.11.d).

(8)  Liability for termination benefits (see note 32.A.6).

(9)  Classification of participating preference shares to shareholders' equity item (see note 32.A.5).

(10) Classification of non-participating preference shares to shareholders'
     equity item (see note 32.A.4).

(11) The agreement between the Bank and the Israeli Treasury regarding the changes in the method of computing the linkage on the perpetual deposits
     (see Note 32.A.9).

(12) Commitment in respect of activity based on collection of loans (see note
     32.A.10)

                                     F - 93

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 32 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS (CONT'D)

          3.   STATEMENT OF OTHER COMPREHENSIVE INCOME

                                                                 YEAR ENDED DECEMBER 31
                                                           ----------------------------------
                                                           2007           2006           2005
                                                           ----           ----           ----
                                                       NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                           ----           ----           ----

Net income (loss) according to U.S. GAAP                  (22.4)         (64.9)         17.1

Unrealized gains (losses) on available-for-sale
securities                                                 (0.4)          (2.0)           1.8
                                                           ----           ----           ----

Net comprehensive income (loss) according to U.S.
GAAP                                                      (22.8)         (66.9)         18.9
                                                           ====           ====           ====

          4.   SHAREHOLDERS' EQUITY:

                                                                     DECEMBER 31     DECEMBER 31
                                                                         2007            2006
                                                                        -----           -----
                                                         NOTE       NIS MILLIONS    NIS MILLIONS
                                                        ------          -----           -----

Shareholders' equity as reported according to
 Israeli GAAP                                                           110.1            20.0

A customer debt in respect of which shares
 were pledged in favor of the Bank                      32.A.7           (9.4)           (8.1)

Specific provision for loan losses                      32.A.2           11.5             2.8

General provision for loan losses                       32.A.3           45.2            51.7

Liability for termination benefits                      32.A.6            2.8             5.6

Perpetual deposits with the State of Israel             32.A.9         (402.3)         (335.3)

Classification of non-participating preference
 shares to  shareholders' equity item                   32.A.4          276.0           303.2

Classification of participating preference
shares to shareholders' equity item                     32.A.5          170.6           187.4
                                                                        -----           -----

Shareholders' equity according to U.S. GAAP                             204.5           227.3
                                                                        =====           =====

     C.   STATEMENTS OF CASH FLOWS

          As it relates to the Bank's financial statements, there are no material differences in the presentation of the Statement of Cash
          Flows between Israeli GAAP and U.S. GAAP.

                                     F - 94

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 32 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP AND THEIR EFFECT ON
         THE FINANCIAL STATEMENTS (CONT'D)

     D.   NEWLY ISSUED ACCOUNTING PRONOUNCEMENT

          1.   In September 2006, the Financial Accounting Standards Board
               ("FASB") issued Statement of Financial Accounting Standards No.
               157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework, provides guidance regarding the methods to be used for measuring fair value and expands the required disclosure regarding fair value measurements.

               SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Bank is currently assessing the impact that SFAS 157 may have on its results of operations and financial position.

          2.   In February 2007, the FASB issued Statement of Financial
               Accounting Standards No. 159, "The Fair Value Option for
               Financial Assets and Financial Liabilities - including an
               amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 is
               expected to expand the use of fair value accounting but does not affect existing standards that require certain assets or
               liabilities to be carried at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after
               November 15, 2007. The Bank is currently assessing the impact that SFAS 157 may have on its results of operations and financial position.

          3.   In March 2008, the FASB issued Statement of Financial Accounting
               Standards No. 161 "Disclosures about Derivative Instruments and
               Hedging Activities", or SFAS 161. SFAS 161 is intended to improve financial reporting regarding derivative instruments and hedging activities by requiring enhanced disclosure to enable investors to better understand the effects of such derivative instruments and hedging activities on a company's financial position,
               financial performance and cash flows. It is effective for
               financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application
               encouraged (January 1, 2009, for our company). SFAS 161 also improves transparency regarding the location and amounts of derivative instruments in a company's financial statements; how derivative instruments and related hedged items are accounted for under SFAS No. 133 "Accounting for Derivative Instruments and
               Hedging Activities" and how derivative instruments and related hedged items affect a company's financial position, financial performance and cash flows. The Bank is currently assessing the impact that SFAS 157 may have on its results of operations and financial position.

                                     F - 95

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 33 - SUBSEQUENT EVENTS

     A.   GOVERNMENT DECISION REGARDING THE PRIVATIZATION OF THE BANK

          On April 29, 2008, the Ministerial Committee on Privatization passed a resolution pertaining to the privatization of the Bank. The full wording of the resolution was publicized by the Bank in its Immediate
          Report on April 30, 2008. The privatization resolution stipulates, among other things, the following:

          o    The shares of the State in the Bank shall be sold, as one block, by way of a private placement, to an investor or group of
               investors from Israel and/or abroad (the "Purchaser"), as part of the blueprint for the sale, including the transfer of all of the shares of the Bank, including those held by the public, to the
               Purchaser (the "Sale").

          o    Until the completion of the sale, the Bank shall continue
               collecting its credit portfolio.

          o    Based on the memorandum of principles signed among the
               shareholders of the Bank on March 18, 2008, the Bank shall submit a request for approval of an arrangement, pursuant to Article 350 of the Companies Law - 1999 (the "Companies Law", the
               "Arrangement Pursuant to Article 350"). Pursuant to the
               arrangement, among other things, the Purchaser shall purchase all of the preferred C shares, the preferred CC shares and the preferred CC1 shares (the "C Share Group") and the ordinary preferred shares of the Bank, traded on the Tel Aviv Stock
               Exchange (the "TASE"), and such shares shall be delisted from the
               TASE. In addition, the Purchaser shall purchase, as part of the arrangement pursuant to Article 350, all of the ordinary A shares and all of the types of the government shares.

          o    According to the Arrangement Pursuant to Article 350, the Bank
               shall redeem, in accordance with the provisions of the prospectus governing their issuance, the D and DD shares of the Bank which are not held by the State.

          o    As a condition for the approval and implementation of the
               arrangement among the shareholders, all the different types of qualified shareholders of the Bank shall waive their claims against the Bank, officers of the Bank, and interested parties in the Bank, as these terms are defined in the Companies Law. In addition, the Bank and the C Share Group shall waive all claims against the State in connection with the redemption of the perpetual deposit and its refunding to the Bank.

          o    The Bank shall redeem, upon implementation of the arrangement pursuant to Article 350, or until December 31, 2008, or until a later date to be approved by the Bank of Israel for the extension of the credit line, the entire special credit line placed at its disposal by the Bank of Israel in 2002.

          o    The Accountant General of the Ministry of Finance is authorized to carry out, among other things, the following steps:

                                     F - 96

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 33 - SUBSEQUENT EVENTS (CONT'D)

               a.   To refund to the Bank, by the later of July 31, 2008 or
                    until the approval by the court of the arrangement pursuant to Article 350, the perpetual deposit that was by the Bank with the Accountant General, plus linkage differentials in accordance with the agreements between the State and the
                    Bank pertaining to the perpetual deposit. The Accountant
                    General, in coordination with the Government Companies
                    Authority (the "Authority") and the Bank is authorized to
                    decide that the relative part of the perpetual deposit in
                    respect of the consideration of the issuance of D and DD
                    shares held by the Public shall be returned to the Bank on the date of the refunding of the aforementioned perpetual
                    deposit or at a later date, the latest being proximate to
                    the sale or if the Bank is liquidated. As a condition of the refunding of the perpetual deposit, it shall be guaranteed to the satisfaction of the Accountant General that the funds of the deposit shall be used by the Bank, as a first
                    priority, to repay the balance of the special credit line
                    placed at the disposal of the Bank by the Bank of Israel.

               b.   To pay to the Bank, for purposes of redeeming preference D shares and preference DD shares not held by the State:

                    1.   Interest in respect of the perpetual deposit in an
                         amount equal to the accumulated dividend that was not
                         paid to the preferred D shareholders and the preferred
                         DD shareholders, except the State, from July 1, 2002
                         through the date of the redemption of the shares.

                    2.   A premium at a rate of 5.625% of the par value of the D
                         shares not held by the State.

               c.   To take steps to have the Bank endorse the unpaid balance of the loan granted to the Israel Electric Company Ltd. in
                    favor of the Accountant General or another banking
                    corporation to be stipulated by the Accountant General.

          o    The Accountant General, together with the Authority, were
               authorized to reach an agreement with the various types of shareholders of the Bank in connection with the distribution of the consideration of the sale, including taking into
               consideration the economic report of the selected expert
               (Professor Amir Barnea) and to formalize such agreement in the arrangement to be submitted to the Bank pursuant to Article 350.

          o    The employees of the Bank will be paid a privatization
               remuneration in according with the rules of the Authority. The remuneration will be granted immediately following the sale and will be subject to the execution thereof.

          The privatization decision was taken further to and on the basis of the blueprint for the sale of the issued share capital of the bank that has been assessed for quite some time by the Finance Ministry and the Government Companies Authority. Within this framework, the
          Government Companies Authority publicized on June 17, 2007 a request for information ("RFI") in which it announced, among other things, that the State of Israel, through the Government Companies Authority, was requesting information from parties interested in purchasing the
          Bank. The Bank was informed by the Government Companies Authority that requests had been received from twelve companies and individuals.

          On March 18, 2008, a memorandum of principles was signed between the
          State and the C, CC and CC1 shareholders and part of the ordinary preferred shareholders of the Bank, whereby the parties to the memorandum agreed, among other things, to cooperate in carrying out the blueprint for the sale of the shares of the Bank. The complete version of the memorandum of principles and the document of agreements that was attached thereto were also publicized as part of the
          Immediate Report made by the Bank on April 30, 2008. Please note that the banks whose names appear on the memorandum of principles as part of the parties to the document did not sign the document.

                                     F - 97

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 33 - SUBSEQUENT EVENTS (CONT'D)

     B.   THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL

          In a letter dated April 15, 2008, the Governor of the Bank of Israel notified the Bank that the Special line of credit granted to the Bank by the Bank of Israel until July 31, 2008, will be extended so as it will be in effect until the earlier of December 31, 2008 or receipt of the approval by the court of the Arrangement Plan between all of the shareholders of the Bank, the State and the Bank pursuant to Article
          350 of the Companies Law - 1999.

          In the above letter, The Governor of the Bank of Israel also announced that the interest on the utilized credit after July 31, 2008 will be equal to the "Bank of Israel rate", plus 1.5%.

     C.   REQUEST FOR APPROVAL OF THE COMPROMISE AGREEMENT AND THE ARRANGEMENT
          PURSUANT TO ARTICLE 350 OF THE COMPANIES LAW - 1999 BETWEEN THE BANK
          AND ITS SHAREHOLDERS

          Further to the resolution regarding the privatization of the Bank that was passed by the Ministerial Committee on Privatization and in accordance with such resolution, the board of directors of the Bank decided at its meeting of May 26, 2008 to petition the court to approve the compromise plan and arrangement pursuant to Article 350 of the Companies Law between the Bank and its shareholders (hereinafter -
          the "Arrangement Plan").

          Prior to passing the resolution, the board of directors was presented with the opinion of an expert regarding the reasonableness of the criterion for determining the minimum price at which the sale of the
          Bank will be carried out in accordance with the Arrangement Plan, and the fairness of the criterion as far as the public shareholders are concerned, regarding the formula that was set down in the plan for the distribution of the proceeds of the sale, and regarding the document dated March 9, 2008, prepared by Professor A. Barnea, who assessed the alternative of liquidating the Bank versus the alternative of selling the shares of the Bank, on the basis of the financial statements of the Bank as of September 30, 2007 and which contains the formula for the distribution of the proceeds of the sale. The document of
          Professor A. Barnea constitutes part of the Arrangement Plan and its full version was publicized by the Bank in an immediate filing dated
          March 12, 2008. In addition, the board of directors was furnished with a legal opinion regarding the reasonableness of the arrangement to pay a partial dividend to the C, CC, and CC1 shareholders that will apply in the event that the sale of the shares of the Bank is not realized.

          The resolution of the board of directors regarding the submission of the Arrangement Plan was passed after the board of directors reached a decision in view of, among other things, the conclusions and findings in the aforementioned two opinions and in the aforementioned document of Professor A. Barnea, that the alternative of selling the shares of the Bank, which stands at the center of the Arrangement Plan, may be more beneficial to the public shareholders than the alternative of liquidating the Bank.

          The Arrangement Plan was included in the immediate filing made by the
          Bank on May 27, 2008 and pursuant to the above resolution of the board of directors, a petition to approve it was submitted to court on July
          6, 2008. A brief description follows:

          The Arrangement Plan includes three parts (two of which are alternatives) which the shareholders and the court will be asked to approve.

                                     F - 98

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 33 - SUBSEQUENT EVENTS (CONT'D)

          1.   The first part will be implemented immediately upon the approval of the Arrangement Plan (by the meetings of the type of
               shareholders and the court). Pursuant to the first part, the
               State will redeem the perpetual deposits made by the Bank with the Treasury, except that part of them that reflect the proceeds of the issuance of the DD shares held by the public (which will continue to be maintained as a dollar-linked deposit). The Bank will use the redemption of the perpetual deposits to repay the balance of the line of credit placed at its disposal by the Bank of Israel. The opening motion that was filed by various financial institutions against the Bank to have the distribution of the dividend renewed will be rejected, and the appeal filed by the
               Bank against the court decision rejecting its opening motion on the matter of the accrual of the interest on its perpetual deposits with the Treasury will also be rejected.

          2.   Pursuant to the second part (the sales arrangement), all of the shares of the Bank, except for the D and DD shares not held by the State, will be sold by the parties holding them (the State and the public) as part of the sales process to be implemented by the Government Companies Authority.

               The D and DD shares not held by the State will be redeemed according to the terms of their issue: the D shares at their full dollar par value, plus a premium of 5.625%, plus the entire preferred dividend in arrears in respect of such shares, and the
               DD shares at their full dollar par value plus the entire
               preferred dividend in arrears in respect of such shares. The redemption of the amount of the principal will come from the resources of the Bank while the payment of the premium and the preferred dividend in arrears will be financed by funds provided to the Bank by the State of Israel.

               If the total proceeds to be received in respect of the sold shares are lower than the greater of the "liquidation value of the Bank" as to be determined by the average of the two
               valuations conducted at the request of the State prior to the implementation of the sale, less the principal amount of the redemption of the D and DD shares, or an amount of NIS 400 million (the "minimum price"), the consummation of the sale shall be subject to the approval of the meeting of the C-type
               shareholders (C, CC and CC1) (75% of the value represented by the vote is required for approval). The State is authorized, at its discretion, not to carry out the sale even if the average total proceeds are higher than the minimum price.

               The proceeds of the sale shall be divided among the holders of the sold shares on the basis of the distribution formulas
               prepared by Professor A. Barnea as part of the document he prepared, which is attached to the Arrangement Plan.

               The State shall refund to the Bank part of the perpetual deposits it still has, in accordance to the description of part 1 above.

               The shareholders of the Bank will waive any claim, demand, or suit against the Bank, officers of the Bank, shareholders of the
               Bank, employees of the Bank, or the State.

               The Bank will endorse its rights to the loan it placed at the disposal of the Israel Electric Company Ltd. and to the State
               deposit which served as a source of such loan. The rights will be endorsed to the party to which the Bank is instructed by the
               Accountant General.

               The conditions for the performance of the second part (the sales arrangement) are the finding of a purchaser and the completion of the sale by December 31, 2009.

                                     F - 99

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 33 - SUBSEQUENT EVENTS (CONT'D)

          3.   The third part (the dividend arrangement) is an alternative to the second part and it shall be carried out in the event that the sales arrangement is not completed by December 31, 2009 or, if prior to that date, a liquidation order is issued against the
               Bank or if the general meeting of the Bank decides to voluntarily liquidate the Bank. As part of this course of action, the Bank will pay the holders of C, CC, and CC1 shares, on the earliest of
               December 31, 2009, or the date on which a liquidation order is issued against the Bank, or on the date on which the general meeting of the Bank decides to voluntarily liquidate the Bank, half of the preferred dividend in arrears (at an annual rate of
               6%) accrued on their shares during the period from July 1, 2002 through July 31, 2008, plus linkage differentials and interest by law, from July 31, 2008 until the date of the actual payment to the shareholders. The State will pay the Bank in respect of the part of the perpetual deposits that reflect the consideration of the issuance of C, CC and CC1 shares, half of the interest at an annual rate of 6% accrued on this part during the aforementioned period, plus linkage differentials and interest by law, from July
               31, 2008 until the date of the actual payment to the Bank.

               Pursuant to the third part, the State will waive any claim, demand or suit against the Bank, the receiver of the Bank, and the liquidation account of the Bank in connection with 50% of the preferred dividend in arrears accrued on the D and DD shares held by the State in respect of the period from July 1, 2002 through
               July 31, 2008, and the holders of C, CC and CC1 shares will waive any claim, demand, or suit in connection with the perpetual deposit, its return to the Bank, the payment of interest thereon, and the non-distribution of the dividend during the period until the payment to them of half of the preferred dividend in arrears, as mentioned above (without such waiver of the holders of the C,
               CC and CC1 shares detracting from their rights under the articles of the Bank to accumulate a preferred dividend in respect of their shares, including in relation to the aforementioned
               period).

               It is hereby clarified and emphasized that the above is solely a condensed description of the major features of the Arrangement
               Plan. It does not replace the full version of the Arrangement
               Plan as approved by the board of directors and as submitted to the court for approval on July 6, 2008.

               Since the redemption of the D and DD shares and the payment of half of the preferred dividend in respect of the C, CC, and CC1 shares, as described above, may constitute a reduction in
               capital, then concurrent with the submission of a request to the court to approve the Arrangement Plan, the Bank will also submit to the court a request to reduce its capital, which request was approved by the board of directors at its meeting on May 26,
               2008. Therefore, execution of the arrangement shall be also subject to the approval of the court in connection with the request to reduce the capital of the Bank.

     D.   EARLY RETIREMENT

          On December 26, 2002, a collective agreement was signed by the Bank, the New General Labor Federation and the Bank's Workers Committee. The
          agreement prescribed, among other things, special payments to be made to employees upon early retirement. For details of the agreement and additional extension agreements related thereto, see Note 18A3 above.

          On May 26, 2008, in connection with the privatization plan for the
          Bank, the board of directors of the Bank approved additional special payments to be made to employees upon early retirement. The additional amounts total NIS 10 million. A new agreement will be drafted in the near future and will be presented to the Supervisor of Wages and Labor
          Agreements at the Treasury for approval.

                                    F - 100

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2007
--------------------------------------------------------------------------------

NOTE 33 - SUBSEQUENT EVENTS (CONT'D)

          In addition, in connection with the privatization plan for the Bank, the audit committee and board of directors of the Bank gave their approval on May 26, 2008 to payment of three months pay in lieu of advance notice and three months acclimation payments to the chairman of the board, the General Manager of the Bank and the Deputy General
          Manager of the Bank, should the aforementioned parties leave the employment of the Bank for any reason whatsoever. The three months pay will be paid in lieu of giving three months actual notice as per their current employment agreements. For details of the terms of employment of the chairman of the board, the General Manager and the Deputy
          General Manager, see Note 18A2 above.

          Resolutions of the audit committee and board of directors of the Bank are subject to the approval of the Supervisor of Wages and Labor
          Agreements at the Treasury. The expense deriving from such approval amounts to NIS 1 million.

     E.   EXPIRATION OF THE BANK'S BANKING LICENSE

          Pursuant to a letter from the Governor of the Bank of Israel dated
          January 29, 2006, on August 1, 2008, the Bank's banking license expired.

                                    F - 101