Form 20-F
period 2008-12-31
INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LTD
filed 2009-10-26
CIK 50277

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
     ACT OF 1934
     For the fiscal year ended December 31, 2008

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

                 12 Yad Harutzim Street, Tel Aviv, Israel 67778
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
 7-1/2% Registered Subordinated Capital Notes due 1998 (redeemed December 31, 2008)

                                                                           NUMBER OF SHARES
                                                                      OUTSTANDING AS OF DECEMBER
                         TITLE OF CLASS                                        31, 2008
-----------------------------------------------------------------               ------

Ordinary "A" Shares, par value NIS 0.10 (the "Ordinary A Shares")               15,100
Ordinary "B" Shares, par value NIS 0.10 (the "Ordinary B Shares")              134,899
Ordinary "B1" Shares, par value NIS 0.10 (the "Ordinary B1 Shares")                  1
8% Cumulative Participating Preferred Ordinary Shares, par value
NIS 0.001(the "Preferred Ordinary Shares")                                   1,000,000

                                                                           NUMBER OF SHARES
                                                                      OUTSTANDING AS OF DECEMBER
                         TITLE OF CLASS                                        31, 2008
-----------------------------------------------------------------               ------

6% Cumulative Participating Preference "C" Shares, par value
NIS 0.00018 (linked to the U.S.dollar at the rate of $1 = NIS 0.00018)
(the "C Shares")                                                            17,000,000
6% Cumulative Participating Preference "CC" Shares, par value
NIS 0.003 (linked to the U.S.dollar at the rate of $1 = NIS 0.0003)
(the "CC Shares")                                                              999,998
6% Cumulative Participating Preference "CC1" Shares, par value
NIS 0.003 (linked to the U.S.dollar at the rate of $1 = NIS 0.0003)
(the "CC1 Shares")                                                           1,734,779
7-1/2% Cumulative Redeemable Preference "D" Shares, par value
NIS 0.03 (linked to the U.S.dollar at the rate of $1 = NIS 0.0003)
(the "D Shares")                                                               163,477
7-1/2% Cumulative Redeemable Preference "DD" Shares, par value
NIS 2.10 (linked to the U.S.dollar at the rate of $1 = NIS 0.0021)
(the "DD Shares")                                                               55,409
Unclassified Shares, par value NIS 0.10                                             --

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

                               Yes [X]     No [_]

     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T
(ss.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such file)

                                       N/A

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer , or a non-accelerated filer. See definition of
"accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange
Act. (Check one):

Large accelerated filer [_]   Accelerated filer [_]   Non-accelerated filer [X]

     Inducate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [_]      International Financial Reporting Standards as      Other [X]
                   issued by the International Accounting
                   Standards Board  [_]

     If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

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

                                       N/A

                                TABLE OF CONTENTS

Explanatory Notes                                                                                       (ii)
Forward-Looking Statements                                                                              (ii)
Industry and Market Data                                                                               (iii)
Presentation of Financial Information                                                                  (iii)
Exchange Rate Information                                                                               (iv)
                                     PART I
Item 1 -           Identity of Directors, Senior Management and Advisers                                   1
Item 2 -           Offer Statistics and Expected Timetable                                                 1
Item 3 -           Key Information                                                                         1
Item 4 -           Information on the Company                                                             19
Item 5 -           Operating and Financial Review and Prospects                                           45
Item 6 -           Directors, Senior Management and Employees                                             65
Item 7 -           Major Shareholders and Related Party Transactions                                      82
Item 8 -           Financial Information                                                                  86
Item 9 -           The Offer and Listing                                                                  91
Item 10 -          Additional Information                                                                 92
Item 11 -          Quantitative and Qualitative Disclosures About Market Risk                            113
Item 12 -          Description of Securities Other than Equity Securities                                119
                                     PART II
Item 13 -          Defaults, Dividend Arrearages and Delinquencies                                       120
Item 14 -          Material Modifications to the Rights of Security Holders and Use of Proceeds          127
Item 15 -          Controls and Procedures                                                               127
Item 16A -         Audit Committee Financial Expert                                                      128
Item 16B -         Code of Ethics                                                                        129
Item 16C -         Principal Accountant Fees and Services                                                129
Item 16D -         Exemptions from the Listing Standards for Audit Committees                            130
Item 16E -         Purchases of Equity Securities by the Issuer and Affiliated Purchasers                130
                                    PART III
Item 17 -          Financial Statements                                                                  131
Item 18 -          Financial Statements                                                                  131
Item 19 -          Exhibits                                                                              131

                                       i

                                EXPLANATORY NOTES

     All references in this annual report on Form 20-F for the period ended
December 31, 2008 (this "Annual Report on Form 20-F") to "Industrial Development
Bank" or "the Bank" as well as use of the terms "we," "us," "our" or similar terms, are references to Industrial Development Bank of Israel Limited, a
company incorporated under the laws of the State of Israel on October 7, 1957.

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

     Our actual results, performance and achievements could differ materially from any future results, performance or achievements expressly predicted or implied by these forward looking statements. The important factors which may cause actual results to differ from the forward-looking statements contained herein include, but are not limited to, the following: general economic and business conditions; the implementation of the government's resolution to privatize the Bank and the implementation of the compromise and arrangement plan between the Bank and its shareholders (which was approved by the Bank's shareholders on October 30, 2008 and November 6, 2008 and by the Tel Aviv
District Court on November 24, 2008) regarding, among other things, the sale of the shares of the Bank and in the alternative, the payment of a partial dividend to the holders of the C Shares , CC Shares and CC1 Shares; the outcome of the sale process of the Bank's shares according to the above plan, which was begun on April 6, 2009; the government's resolutions regarding our future operations;
our ability to collect on existing loans; operating costs for our remaining business activities; and the ability to retain employees for our remaining business activities. Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward-looking statements will prove to be accurate. In particular, at present it is not possible to ascertain if and when the sale of our shares pursuant to the above compromise and arrangement plan will be carried out and what will be the consequences to the Bank should the sale of our shares not be carried out. The financial statements have been prepared under the going concern assumption since there is no substantial doubt as to our ability to continue operating as a going concern and since our liquidation is not imminent. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and expectations will be achieved.

                                       ii

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

     The financial statements for the year ending December 31, 2008 were prepared in "reported amounts," as provided in Standard 12 of the Israel
Accounting Standards Board regarding discontinuance of the adjustment of financial statements to the Consumer Price Index ("CPI"). Pursuant to this standard and in accordance with Accounting Standard No. 17 that was published in
December 2002, the adjustment of financial statements to the CPI was discontinued as of January 1, 2004. Until December 31, 2003, we prepared
CPI-adjusted financial statements in accordance with the directives of the
Supervisor of Banks, on the basis of the principles of Opinion No. 36 of the
Institute of Certified Public Accountants in Israel. The adjusted amounts that were presented in the past in the financial statements as of December 31, 2003 are the basis for the financial statements in reported amounts. Any additions made during the period are included according to their nominal values. For a further discussion of the amounts in our financial statements, see "Note 1.C.
Financial Statements in Reported Amounts" to our Financial Statements in Item 17
of this Annual Report on Form 20-F.

     Unless otherwise indicated, information provided in this Annual Report on
Form 20-F, including all operating data presented, is as of December 31, 2008.

                                       iii

                            EXCHANGE RATE INFORMATION

     The following table sets forth, for the periods indicated, the average, high, low and end of period exchange rates between the shekel and the U.S.
dollar, expressed as shekels per U.S. dollar and based upon the daily representative rate of exchange as published by the Bank of Israel.

                          AVERAGE(1)       HIGH            LOW         PERIOD END
                            -----         ------          -----          -----

YEAR ENDED
December 31, 2008           3.588          4.022          3.230          3.802
December 31, 2007           4.085          4.342          3.830          3.846
December 31, 2006           4.456          4.725          4.176          4.225
December 31, 2005           4.488          4.741          4.299          4.603
December 31, 2004           4.482          4.634          4.308          4.308

                          AVERAGE(2)       HIGH            LOW         PERIOD END
                            -----         ------          -----          -----

MONTH ENDED
September 30, 2009          3.781          3.807          3.729          3.758
August 31, 2009             3.832          3.931          3.743          3.811
July 31, 2009               3.892          3.987          3.781          3.790
June 30, 2009               3.944          4.005          3.887          3.919
May 31, 2009                4.092          4.196          3.958          3.958
April 30, 2009              4.196          4.256          4.125          4.163
March 31, 2009              4.159          4.245          4.024          4.188
February 29, 2009           4.103          4.191          4.012          4.162
January 31, 2009            3.913          4.065          3.783          4.065
December 31, 2008           3.870          3.980          3.677          3.802

----------

(1)  The average of the exchange rates on the last day of each month during the applicable year.

(2)  The average of the exchange rates for all days during the applicable month.

     As of October 22, 2009, the exchange rate was NIS 3.698 per U.S. dollar, as published by the Bank of Israel.

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
Financial Statements" of this Annual Report on Form 20-F.

                                                                       SELECTED FINANCIAL DATA
                                            -------------------------------------------------------------------------------
                                                                          AS AT DECEMBER 31
                                            -------------------------------------------------------------------------------
                                              2008             2007              2006               2005             2004
                                            -------           -------           -------           -------           -------
OPERATING DATA:                                                            REPORTED AMOUNTS
                                            -------------------------------------------------------------------------------
ISRAELI GAAP                              NIS MILLIONS     NIS MILLIONS      NIS MILLIONS      NIS MILLIONS      NIS MILLIONS
                                            -------           -------           -------           -------           -------

Profit from financing
 operations before allowance
 for doubtful debts                            84.0              29.3              18.2              61.6              66.2
Allowance for doubtful debts                  (16.9)            (13.8)             21.7              44.2              70.2
                                            -------           -------           -------           -------           -------
Profit (loss) from financing
 operations after allowance
 for doubtful debts                           100.9              43.1              (3.5)             17.4              (4.0)
                                            -------           -------           -------           -------           -------
OPERATING AND OTHER INCOME -
Operating commissions                           0.6               1.1               1.3               2.2               4.1
Gains  from
 investments in shares                          1.0               8.7              16.4              11.3              41.5
Other income                                    1.4               1.7               3.8               4.7               4.6
                                            -------           -------           -------           -------           -------
Total operating and other income                3.0              11.5              21.5              18.2              50.2
                                            -------           -------           -------           -------           -------
OPERATING AND OTHER EXPENSES -
Salaries and related expenses                  19.9              18.5              17.6              18.2              19.7
Expenses (income) in respect of
 employee retirement                            9.0                 -               0.5               5.5              (0.8)
Maintenance and depreciation
 of buildings and equipment                     2.9               2.9               2.7               3.8               5.7
Other expenses                                  9.6               9.4              14.3              16.5              20.4
                                            -------           -------           -------           -------           -------
Total operating and other expenses             41.4              30.8              35.1              44.0              45.0
                                            -------           -------           -------           -------           -------
Operating profit (loss)
 before taxes on income                        62.5              23.8             (17.1)             (8.4)              1.2
Provision for taxes on operating
   income                                       9.5               1.6                 -                 -                 -
                                            -------           -------           -------           -------           -------
Operating profit (loss) after
 taxes on income                               53.0              22.2             (17.1)             (8.4)              1.2
OTHER ITEMS
Capital gain net                                  -                 -                 -                 -               0.2
                                            -------           -------           -------           -------           -------
Total other items                                 -                 -                 -                 -               0.2
                                            -------           -------           -------           -------           -------
NET EARNINGS (LOSS) FOR THE YEAR               53.0              22.2             (17.1)             (8.4)              1.4
                                            =======           =======           =======           =======           =======
NET EARNINGS (LOSS) PER SHARE IN
NIS, ORDINARY A SHARES                      3,509.9           1,470.2          (1,132.4)           (556.3)             92.7
                                            =======           =======           =======           =======           =======

                                                             2008           2007           2006           2005           2004
                                                            -----          -----          -----          -----          -----
                                                               (IN MILLIONS OF NIS, EXCEPT PER SHARE DATA AND EXCEPT AS
                                                                                 OTHERWISE INDICATED)
                                                            ----------------------------------------------------------------
                                                                                                                     ADJUSTED
                                                                           REPORTED AMOUNTS                           AMOUNTS
                                                            --------------------------------------------------         ------

U.S. GAAP
Net profit (loss) for the year                               19.6          (22.4)         (64.9)          17.1          (20.0)

                                                                                           NIS            NIS            NIS
                                                                                          -----          -----          -----

Profit (Loss) per Ordinary A Shares                        (226.5)         293.2       (2,936.4)     (3,983.55)     (3,019.28)

BALANCE SHEET DATA:
ISRAELI GAAP

Deposits received                                           5,049          5,855          6,923          8,110          8,488
Registered Subordinated Capital Notes                           -             20             25             27             25
Total Liabilities, not including Preference shares          5,113          5,926          7,006          8,193          8,570
Non-participating Preference shares                           336            276            303            330            309
Participating Preference shares*                              204            171            187              -              -
Shareholders' equity*                                         104            110             20            197            199
Loans extended                                              5,107          5,521          6,519          7,681          7,993
Deposits with the Israeli Treasury                             30            853            840            853            843
Credit to governments                                           -              -              2              7             11
Amounts receivable from the Israel Treasury in
      respect of linkage increments and exchange
      differences on the Bank's liabilities                     -             20             25             27             25
Total Assets                                                5,757          6,483          7,516          8,721          9,078

* See Note 1D to the financial statements in

Item 17 of this Annual Report on Form 20-F

                              2008           2007           2006           2005           2004
                              -----          -----          -----          -----          -----
                                   (IN MILLIONS OF NIS, EXCEPT PER SHARE DATA AND EXCEPT AS
                                                    OTHERWISE INDICATED)
                              -----------------------------------------------------------------
                                                                                         ADJUSTED
                                               REPORTED AMOUNTS                          AMOUNTS
                              --------------------------------------------------          -----

BALANCE SHEET DATA:
U.S. GAAP
Total Assets                  6,311          6,661          7,778          9,056          9,443
Total Liabilities             5,671          6,457          7,551          8,762          9,168
Shareholders' equity            640            204            227            294            275

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

     OUR BANKING ACTIVITIES ARE LIMITED AND SEVERELY CURTAILED.

     Although the Run-Off Plan (as defined below; see "Item 4. Information on the Company-Business Overview") that we adopted expired on July 31, 2008, we continue to focus our activity on the gradual realization of our loan portfolio and refrain from extending new credits or undertaking other activities.

     OUR BANKING LICENSE EXPIRED ON AUGUST 1, 2008.

     Pursuant to a letter dated January 29, 2006 from the Governor of the Bank of Israel, our banking license, that we received on June 4, 1989, expired on
August 1, 2008. Consequently, we are deprived of certain benefits we previously enjoyed in our capacity as a banking entity in conducting legal proceedings against our customers. Following the revocation of our banking license, the number of depositors in the Bank may not exceed 29.

     IF THE PLAN FOR THE SALE OF THE SHARES OF THE BANK IS IMPLEMENTED, OUR C
SHARES, OUR CC SHARES, OUR CC1 SHARES, OUR D SHARES AND OUR DD SHARES, WILL BE
PURCHASED AND/OR REDEEMED WITHOUT THE NEED FOR ANY FURTHER CONSENT ON THE PART
OF SOME SHAREHOLDERS. ALTERNATIVELY, THE HOLDERS OF OUR C SHARES, OUR CC SHARES
AND OUR CC1 SHARES WILL RECEIVE A PARTIAL DIVIDEND ONLY, FOR THE PAST PERIOD,
AND, SHALL BE DEEMED TO HAVE WAIVED THEIR CLAIMS AGAINST THE STATE OF ISRAEL IN
THIS REGARD.

     On November 24, 2008, the Tel Aviv District Court approved a compromise and arrangement plan, pursuant to Article 350 of the Companies Law - 1999, between us and our shareholders ("the Arrangement Plan" or "Plan"), after the approval of the Plan by the meetings of the classes of shareholders of the Bank. Pursuant to the Plan, our perpetual deposit (as defined below) was returned to us by the
Ministry of Finance on December 31, 2008, except the sum of NIS 29.9 million
(equivalent to approximately $7.9 million as of December 31, 2008) which remains deposited with the Ministry of Finance. Pursuant to the Plan, the State of
Israel has also begun, by way of the Government Companies Authority ("the
Authority" or "the GCA") the process for the sale of our shares. In April 2009, the Authority published a notice stating that all parties interested in purchasing our shares are invited to apply to the Authority, pursuant to the details set forth in the notice and the Sale Procedure published together with the notice. The notice states that those interested must file their documentation by May 21, 2009. After this date, we were notified by the
Authority that it received applications from five parties interested in participating in the sale process. Pursuant to the sale procedure published by the Authority, the representatives of the State of Israel have screened the applicants and chose which ones will be invited to further participate in the sale process (review of our records in the Data Room, submission of price bids, etc.) On July 13, 2009, we opened the Data Room. Pursuant to the Arrangement
Plan if a purchaser is found for the shares so that the sale shall be completed by December 31, 2009, than all of our shares will be sold, with the exception of our D and DD shares that are not held by the State of Israel, which will be redeemed. In the event that the sale of our shares shall not be completed until
December 31, 2009, or if prior to that date, liquidation proceedings against us begin, then we shall pay to the holders of our C Shares, our CC Shares and our
CC1 Shares, half of the preferred dividend (at an annual rate of 6%) on their shares for the period from July 1, 2002 until July 31, 2008, against which the shareholders have waived in advance their claims against the State of Israel to receive the balance of the dividend for the period until the payment of the above half-preferred dividend.

     See our Notices on Form 6-K, filed on May 29, 2008, July 6, 2008 and
November 25, 2008, for additional details regarding the scheme.

     If in fact the scheme is executed, our shares will be sold and/or redeemed without the need for any further consent on the part of our shareholders.
Alternatively, the holders of our C Shares, our CC Shares and our CC1 Shares will receive half of the dividend for their shares and will have waived in advance their claims against the State of Israel regarding the balance of the dividend.

     IT CAN NOT BE RULED OUT THAT AT SOME STAGE WE MIGHT ENTER INTO LIQUIDATION
PROCEEDINGS.

     If the scheme for the sale and/or redemption of our shares is executed, it is unclear if and on which terms we will operate and what would be the nature of our activity after the sale. On the other hand, if the sale is not completed by
December 31, 2009, it may be expected that our continued activity will be determined by the State of Israel , and it can not be ruled out that at some stage we might enter into liquidation proceedings.

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

     WE HAVE SUSPENDED THE PAYMENT OF DIVIDENDS ON OUR C SHARES, OUR CC SHARES,
OUR CC1 SHARES, OUR D SHARES AND OUR DD SHARES, AS WELL AS ON OUR OTHER CLASSES
OF SHARES. THE SUSPENSION OF THE PAYMENT OF DIVIDENDS ON THOSE SHARES MAY
CONTINUE FOR AN INDEFINITE PERIOD OF TIME AND, IN THE FUTURE, WE MAY NOT BE ABLE
TO PAY ANY DIVIDENDS ON THOSE SHARES.

     According to the Companies Law, a company may distribute dividends only from its profits. Profits are defined as a surplus balance or surpluses that accumulated in the last two years, whichever is greater. Under certain circumstances, however, a company may seek court approval to pay dividends even in the absence of profits. Pursuant to our Articles of Association, dividends can be distributed only from profits. We understand this restriction as permitting us to distribute a dividend also from nominal profits, provided that there is a positive balance of accumulated surpluses. Under the Directives of
Proper Banking Procedures (that continue to apply to us even after the expiration of our Banking License), the Supervisor of Banks has prohibited banking corporations from distributing dividends if, among other things, such banking corporations have losses in one or more of the previous three calendar years or if the aggregate results of three quarters ending in the interim period for which the previous interim financial statements were issued reflect a loss.

     We ended 2006 with losses and the years 2007 and 2008 with a profit. While we have had surpluses during the past two years, since the second quarter of
2002 until today, we do not have a balance of accumulated surpluses which would permit us to distribute a dividend pursuant to our Articles of Association. The last quarterly dividend that we paid in respect of our C Shares, CC Shares, CC1
Shares, D Shares and DD Shares was the dividend for the second quarter of 2002, which was made with the approval of the Court and the Supervisor of Banks.

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

     Following the approval of the Arrangement Plan by the court on November 24,
2008, and pursuant to the details set forth in the Plan, on December 31, 2008, the State repaid to us the perpetual deposits in the Ministry of Finance (except the sum of approximately $7.9 million, which represents the proceeds from the D shares and DD shares issued to the public and which will continue to be handled as a perpetual deposit with the Ministry of Finance), in the amount of approximately $225.5 million.

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

     At its meeting on October 9, 2007, our Board of Directors discussed the ramifications of the ruling. The Board of Directors decided that since our originating motion referred not only to the issue of the accumulated interest on the Perpetual Deposit in the absence of the distribution of a dividend, but also to its accumulation and payment when the dividend in arrears is paid (including at the time of liquidation), and since the dismissal of the motion could be interpreted as denying us also of our right to the accumulated interest against payment of the dividend in arrears on the Preferred Shares, the Bank should file an appeal on the dismissal of the claim with regard to the payment of accumulated interest on the Perpetual Deposit against payment of the dividend in arrears. The appeal was filed with the Supreme Court on January 6, 2008.

     At the abovementioned meeting on October 9, 2007, our Board of Directors discussed the ramifications of the abovementioned ruling on the Board's continued policy regarding the distribution of dividends on our Preferree
Shares. In view of the ruling with regard to the non-accumulation of interest on the Perpetual Deposit at the Ministry of Finance so long as no dividend is distributed (a ruling that we did not dispute), and since our Board of Directors considered the interests of both our shareholders and of our creditors (who in view of the ruling no longer benefit from the non-distribution of the dividend), our Board of Directors concluded that we should act to renew the distribution of dividends. In this context, our Board of Directors decided (at the abovementioned meeting) to undertake a number of measures: 1) to recommend at our General Meeting to amend our Articles of Association with regard to two matters relating to the renewal of the distribution of dividends, one, to authorize the distribution of dividends not only from profits (which do not exist at this stage) but also from the interest that will be paid to us on the
Perpetual Deposit, and the other, to authorize the distribution of a current preferred dividend on our preference shares even without a distribution - either preceding or simultaneously - of preferred dividends in arrears (since, in view of the wording of the ruling, a claim is liable to be made that we are not entitled to the accumulated interest on the Perpetual Deposit against the distribution of dividends in arrears, a result that will prevent us from distributing dividends in arrears in the absence of sufficient profits); 2) to summon a General Meeting of the bank to amend our Articles of Association as mentioned above, and to authorize the Chairman of our Board of Directors to set the date for this meeting; 3) to ask the Supervisor of Banks for permission for the distribution to the preferred shareholders, subject to the above amendments of the Articles of Association and the approval of the Court for the proposed distribution (in accordance with the Companies Law - 5759-1999, distribution of dividends in cases in which there are no profits suitable for distribution requires a court approval, and on that date we had no profits suitable for distribution). A detailed description of our Board of Directors' decisions at the abovementioned meeting of October 9, 2007 is found in the Immediate Report published by us on October 10, 2007. In accordance with the abovementioned decision of our Board of Directors, a General Meeting of the bank was convened on January 7, 2008. On the agenda were the abovementioned proposals to amend our
Articles of Association so that the Articles of Association would not continue to constitute a hindrance to the renewal of the distribution of dividends. The proposals for amending the Articles of Association were submitted to a vote, but were rejected by the majority of voters. On February 5, 2008, the financial institutions that had filed the abovementioned originating motion against us, motioned the court to attach the State as an additional respondent, in part because of the vote of the State at our General Meeting against the proposals to amend our Articles of Association as mentioned above.

     Following the approval of the Arrangement Plan by the court on November 24,
2008, and pursuant to the details set forth in the Plan, the perpetual deposit was returned to the Ministry of Finance on December 31, 2008, except the sum of approximately $7.9 million, which represents the proceeds from the D shares and
DD shares issued to the public and which will continue to be handled as a perpetual deposit with the Ministry of Finance.

     Following the approval of the Plan and pursuant to the details set forth therein, the originating motion filed by the abovementioned financial institutions and the appeal filed by us on January 6, 2008 to the Supreme Court were dismissed. Under the terms of the Plan, the dismissal of the appeal will be binding on us and on the State only for the relations between us with regard to the part of the Perpetual Deposit for the various C type shares.

     Pursuant to the Arrangement Plan, if the sale of the bank is completed by
December 31, 2009, then:

     1)   The D and DD shares held by the public shall be redeemed and the holders shall be paid all of the preferred dividend which accumulated for them, and;

     2)   The holders of C shares, CC shares and CC1 shares and the State of
          Israel, as holder of D shares and DD shares, will waive their rights and claims to receive a dividend and they will receive only their share in the sale proceeds.

     Pursuant to the Arrangement Plan, if the sale of the bank is not completed by December 31, 2009 or if an order for liquidation against us is issued before then or if our General Meeting decides to voluntarily liquidate it (all of these
"liquidation of the bank"), then:

     1.   The State will pay us 50% of the interest at 6% a year accumulated on the Perpetual Deposit with regard to C Shares, CC Shares, and CC1
          Shares for the period from July 1, 2002 through July 31, 2008. This amount will be paid on the date that the bank is liquidated, or on
          December 31, 2009, whichever comes first ("the Payment Date"). This amount will bear the linkage and interest differentials in accordance with the Adjudication of' Interest and Linkage Law 5721-1961 beginning on July 31, 2008 and until the Payment Date, which will be paid by the
          State on the Payment Date. The payment by the State will be grossed-up in accordance with the Perpetual Deposit agreements.

     2.   We will pay holders of C Shares, CC Shares, and CC1 Shares on the
          Payment Date a dividend at the rate of 50% of the preferred dividend accumulated at a rate of 6% a year for the period from July 1, 2002 through July 31, 2008 plus linkage and interest differentials in accordance with the Adjudication of' Interest and Linkage Law
          5721-1961 beginning on July 31, 2008 and until the Payment Date.

     3.   The State will forego its demands and claims against us and/or our liquidator and/or the liquidation fund with regard to payment of 50%
          of the dividend in arrears due to the State, as the shareholder of preferred D Shares and DD shares, for the period beginning on July 1,
          2002 and ending on July 31, 2008.

     4.   Subject to full payment accruing to them in accordance with section B)
          above, the shareholders of C Shares, CC Shares, and CC1 Shares will have no claims with regard to the non distribution of dividends during the period beginning on July 1, 2002 and ending on the Payment Date.
          To remove all doubt, nothing stated above derogates from the rights of the abovementioned shareholders to the accumulated preferred dividends on their shares in accordance with our Articles of Association, including with regard to the abovementioned period.

     5.   Subject to the payment of 50% of the abovementioned dividend, the shareholders of C Shares, CC Shares, and CC1 Shares will have waivedin advance their demands and claims towards the State with regard to the payment of the dividend for any past period or future period or with regard to the perpetual deposit and the return of its proceeds to us.

     See Notes 16 and 21 to the financial statements in Item 17 of this Annual
Report on Form 20-F for additional details regarding this originating motion, the cessation of dividend distribution and the matter of the accrued interest on the Perpetual Deposit.

     Under the circumstances, it is unclear when or if the payment of dividends will be resumed.

     WE ARE SUBJECT TO CREDIT RISK.

     We are subject to credit risk, I.E., the risk that our borrowers and other counterparties may become unable to meet their payment obligations to us. Risks arising from changes in credit quality and the recoverability of loans and amounts due from counterparties are inherent in our business. Adverse changes in the credit quality of our borrowers and counterparties or a general deterioration in Israeli or global economic conditions, or arising from systemic risks in the financial systems, could affect the recoverability and value of our assets and require an increase in the provision for bad and doubtful debts and other provisions.

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

     SINCE OUR LOAN PORTFOLIO IS CONCENTRATED IN ISRAEL, ADVERSE CHANGES
AFFECTING THE ISRAELI ECONOMY COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

     Our loan portfolio is concentrated in Israel. As of December 31, 2008, nearly 100% of our loans were made to Israeli resident borrowers. Therefore, adverse changes affecting the Israeli economy would likely have a significant adverse impact on our loan portfolio and, as a result, on our financial condition, cash flows and results of operations.

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

     As of December 31, 2008, the balance of credit to the public amounts to NIS
5,107 million. This credit includes credit in the amount of NIS 4,699 million to the Israel Electric Corporation Ltd. for which a State guarantee was received as collateral. (Except as otherwise indicated, the data provided below excludes the credit to Israel Electric Corporation Ltd.) Net of this credit the balance of credit to the public amounts to NIS 408 million. The fact that we have refrained from providing new credit for more than six years has reduced our ability to diversify our credit risks in accordance with credit risk diversification accepted parameters to a minimum as described below:

     DIVERSIFICATION OVER ECONOMIC SECTORS - Our industrial credit constitutes
39% of the balance sheet credit balance compared with 14% of the total industrial credit of the five largest Israeli banking groups. Our balance sheet credit to various commerce sectors constitutes 0.8% of the credit compared with
8.6% of the credit to various commerce sectors of ordinary banks. Our credit to private households amounts to an insignificant rate of 0.8% compared with 29.6%
of the credit to private households of the five largest Israel banking groups.
The comparative data of the banking system is for December 31, 2008.

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

     DIVERSIFICATION OF CREDIT ACCORDING TO SIZE OF BORROWER - As of December
31, 2008, the overall credit risk of the borrowers, net of the credit to the
Israel Electric Corporation Ltd., which is guaranteed by the State of Israel, amounts to NIS 578 million. The overall credit risk in respect of our sixteen largest borrowers amounts to NIS 398 million and constitutes 69% of the credit balance.

     Pursuant to data for the year-end 2007, the weight of the twenty nine largest borrowers in the five largest banking groups in Israel constitutes 4.7%
of the overall credit risk of these banking groups. Hence, compared to the norm in the banking system, we have a higher degree of concentration of credit to large borrowers.

     CREDIT TO PROBLEMATIC BORROWERS - The total balance sheet credit of the borrowers whose debt is classified as problematic amounts to NIS 227 million, constituting 50.4% of the balance sheet credit (before deduction of the general and supplementary allowances for doubtful debts), compared with 4.2% in the five largest banking groups (as at December 2007). The balance of the debt classified as non-income bearing amounts to approximately NIS 22 million, about 4.9% of the balance sheet credit, compared with approximately 1.9% in the five largest banking groups. The high weight of our problematic debts compared with that of the five largest banking groups is due to, among other reasons, our being engaged in the collection of credit for more than six years and not providing any new credit. Also, because collecting credit from problematic customers is slower than collecting from other customers, the weight of the problematic debts has risen over the years.

     As aforementioned, our ability to control the diversification of the credit risks described above is almost nonexistent.

     VOLATILITY IN THE PRICES OF MARKETABLE SHARES, PARTICULARLY OF ONE COMPANY,
MAY NEGATIVELY AFFECT OUR INVESTMENT PORTFOLIO.

     The volume of our investment in securities, as of December 31, 2008, amounted to NIS 38 million, of which NIS 29 million is invested in marketable securities. This value is based on the market price of the securities as of the balance sheet date. The value is subject to the volatility of the prices of the shares included in this item. Most of the investment in marketable securities
(NIS 28 million) is in shares of one company which is included in the Tel Aviv
25 Index.

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

     Nonetheless, the State of Israel has been purchasing over the past years our D Shares and our DD shares from holders in the United States, at a rate of
90% of the nominal value of our D shares and 100% of the nominal value of our DD shares.

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

     THE TRADING ON THE TEL AVIV STOCK EXCHANGE IN OUR SECURITIES MAY BE
RESTRICTED AND THESE SECURITIES MAY EVENTUALLY BE DELISTED.

     Our Preferred Ordinary Shares, our C Shares, CC Shares and our CC1 Shares
are traded on the TASE. Pursuant to the rules and procedures adopted by the
TASE, securities of a company which are traded on the exchange must abide by certain preservation requirements concerning the minimum value of the public's holdings in such class of securities and the minimum capital of the company.
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

     While we believe that we are currently in compliance with the preservation requirements, there can be no assurance that, as a result of a decrease in the value of the public's holdings or otherwise, we will continue to be in compliance with those requirements. If our shares traded on the TASE were to be moved to the preservation list or delisted, their liquidity would be adversely affected.

     On August 12, 2007, the TASE launched a new list for lightly-traded shares.
Trading in such shares takes place only twice a day, at the start and end of the trading session. Trading is carried out by a call-auction and there is no continuous trading in these shares. A share is included in this list if the median daily trading volume during the six month period prior to the
"determining date" is below NIS 2,000 and if the average turnover in the share is below NIS 20,000. The first "determining date" to be included in the list was
June 15, 2007. The list is updated twice a year, on June 15 and December 15 of each year. On June 24, 2007, the TASE advised us that according to trading-volume data for the six month period ending on June 15, 2007, our
Preferred Ordinary Shares and our C Shares, CC Shares and and CC1 Shares were marked for inclusion in the new list. On December 25, 2007, the TASE advised us that our Preferred Ordinary Shares and our C Shares would be removed from this list, while our CC Shares and CC1 Shares would remain on the lightly-traded sharse list. On June 29, 2008, the TASE advised us that our Preferred Ordinary
Shares and our C Shares would again be included in the list. On December 31,
2008, the TASE advised us that our C Shares would be removed from this list, but on July 5, 2009, they advised us that the C shares would be included again in the list.

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

     TERRORIST ATTACKS IN ISRAEL AND GLOBALLY MAY HAVE A MATERIAL ADVERSE EFFECT
ON OUR OPERATING RESULTS.

     Terrorist attacks, such as the attacks that occurred in New York and
Washington, D.C. on September 11, 2001, terrorist attacks in Israel and other acts of violence or war may affect the markets on which our securities trade, the markets in which we operate, and our remaining operations in the future. We cannot assure you that there will not be further terrorist attacks against the
United States or Israel, or against American or Israeli businesses. These attacks or subsequent armed conflicts resulting from or connected to them may directly impact our remaining business operations in the future or the operations of our customers. Furthermore, the ongoing armed conflicts around the world such as in Iraq could have a further impact on our remaining operations.

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
GAAP, WHICH MAY DIFFER MATERIALLY FROM U.S. GAAP. FOR A RECONCILIATION OF OUR
FINANCIAL INFORMATION TO U.S. GAAP, SEE "ITEM 3.A. SELECTED FINANCIAL DATA" AND
"ITEM 17. FINANCIAL STATEMENTS."

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

     The Industrial Development Bank of Israel Limited was incorporated under the laws of the State of Israel on October 7, 1957. Our initial purpose was to encourage and assist in the establishment and expansion of industrial enterprises in Israel. The Bank of Israel issued a banking license in 1989 permitting us to operate as a commercial bank in Israel pursuant to the Banking
Licensing Law -1981 (Israel) and, in September 1991, we commenced our commercial banking operations. Due to the reduction in our activities following the liquidity crisis that we experienced in the third quarter of 2002, the Governor of the Bank of Israel notified us that our banking license would be revoked.
Accordingly, on August 1, 2008 our banking license expired and we ceased to be a banking entity.

     Our legal and commercial name is Industrial Development Bank of Israel Ltd.
Our registered office was located until August 21, 2009 at 82 Menachem Begin
Road, Tel-Aviv, Israel 67138, and from August 23, 2009 at 12 Harutzim Street,
Tel-Aviv, Israel 61200 and our telephone number is 972-3-6272727. Our corporate website can be accessed through www.idbi.co.il. The information found on our corporate website is, however, not part of this Annual Report on Form 20-F. Our agent in the United States regarding our C Shares, CC Shares, D Shares and DD
Shares is Bank of New York Mellon Shareowner Services Inc., located at 480
Washington Boulevard, Jersey City, New Jersey 07310. Our agent in the United
States regarding our capital notes that were redeemed on December 31, 2008 is
The Bank of New York Mellon, located at 101 Barclay Street, 4 East, New York,
N.Y. 10286.

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

     We are subject to the supervision and the regulations of the Bank of
Israel, through the Supervisor of Banks. Among other things, we are required to submit periodic and other reports to the Bank of Israel and are subject to inspections by the Bank of Israel. However, since the expiration of our our banking license on August 1, 2008, the extent of the Bank of Israel's supervision and involvement may be reduced. Since we are a publicly-traded company, we are also subject to the supervision and the regulations of the
Israel Securities Authority. Since the State of Israel holds 45.8% of our voting rights and about 50% of the rights to appoint directors, we are deemed to be a
"mixed company" under the Government Companies Law - 1975 (Israel) (the
"Government Companies Law"), and therefore we must also report to the GCA.
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

     The balance of the public's deposits with us sharply declined in the third quarter of 2002. The balance of the public's deposits with us was NIS 3,597 million as of June 30, 2002 and, by December 31, 2002, the balance had declined to NIS 1,291 million, a NIS 2,306 million decrease over 6 months. As a result of the increased withdrawals of deposits by the public, we experienced a severe liquidity crisis. The decline in the public's deposits continued since then and, as of December 31, 2008, the balance of the public's deposits with us was NIS 27 million as it was also as of June 30, 2009.

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

     We were unable to consummate the sale of our asset and liability portfolio
"en bloc" and within a short time frame and, on February 27, 2003, our Board of
Directors adopted and the Government of Israel approved a Run-Off Plan for our business, which ended on July 31, 2008. The ultimate goal of the Run-Off Plan was the controlled realization of our credit assets during the period of the plan. Although the Run-Off Plan ended on July 31, 2008, we continue to focus our activities on the realization of our remaining credit assets and refrain from other activities. For a more detailed description of the Run-Off Plan, see
"Adoption of the Run-Off Plan and Amendment of the Special Line of Credit"
below.

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

     The grant of the Special Line of Credit was also subject to various conditions, including, the pledge of a substantial part of our assets to the
Bank of Israel. The pledge in favor of the Bank of Israel was created by us only on November 14, 2002 and the Special Line of Credit, with an available amount of credit of NIS 2.2 billion, was granted on that date. The Governor of the Bank of
Israel notified us on November 14, 2002 that our drawings from the Bank of
Israel prior to November 14, 2002 would bear interest, until November 14, 2002, at a rate equal to the Bank of Israel Rate plus 5%, while according to the terms of the Special Line of Credit as determined on September 9, 2002, from November
14, 2002, the Special Line of Credit would bear interest equal to the Bank of
Israel Rate plus 3%.

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

ADOPTION OF THE RUN-OFF PLAN AND THE APPROVAL OF THE ARRANGEMENT PLAN BETWEEN
THE BANK AND ITS SHAREHOLDERS

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

     On July 29, 2003 the Ministerial Committee for Social and Economic Affairs
of the Government of Israel approved the run-off plan with certain modifications
(the "Run-Off Plan"), including fixing the implementation period of the plan at three years, from July 29, 2003. In connection with the above governmental approval of the Run-Off Plan, the Bank of Israel agreed on September 1, 2003 to amend the terms of the Special Line of Credit by extending it for a period of 36 months until August 1, 2006. Under the amended terms, the interest rate on the utilized portion of the Special Line of Credit was set at the interest rate of the Bank of Israel.

     On July 26, 2005 the Bank's Board of Directors approved the extension of the Run-Off Plan until July 31, 2008. Furthermore, the Bank's Board of Directors
decided that due to the reduction in the Bank's activity pursuant to the Run-Off
Plan and the date set for its termination, the Bank would notify the Governor of the Bank of Israel that it agrees that its banking license be restricted in a manner that reflects its reduced activity as derived from the Run-Off Plan, including the non-acceptance of new deposits and the non-renewal of existing deposits that have reached maturity, and to the restricted license specifying that it is valid until the end of the Plan (July 31, 2008).

     On October 10, 2005 the Ministerial Committee for Social and Economic
Affairs (the Social Economic Cabinet) approved the extension of the Bank's
Run-Off Plan until July 31, 2008.

     Following the approval by the Government of Israel of the extension of the
Run-Off Plan, the Governor of the Bank of Israel notified us, in his letter of
October 30, 2005, of his decision to extend the Special Line of Credit until
July 31, 2008, and at the rate of interest equal to the Bank of Israel interest rate.

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

     Although the Run-Off Plan ended on July 31, 2008, we presently continue to operate in the same manner as during the Plan and we are focusing on the collection of our credit portfolio.

     Prior to the expiration of the Run-Off Plan, the Government Companies
Authority ("the Authority" or "the GCA") together with the Ministry of Finance reviewed a blueprint for the sale of our shares as part of an arrangement between us and our shareholders pursuant to Section 350 of the Companies Act, which upon approval would entail the immediate repayment to us of most of our
Perpetual Deposits with the Ministry of Finance.

     In a letter dated April 13, 2008, the Governor of the Bank of Israel informed the Director of the GCA of his decision to extend the payment date of the outstanding balance of the Special Line of Credit, until the earlier of (i)
December 31, 2008, or (ii) until the Court approval of a Section 350
Arrangement. The interest rate of the Special Line of Credit during that extension period was fixed at the rate of interest of the Bank of Israel plus
1.5%.

     On November 24, 2008, the Tel Aviv District Court approved a compromise and arrangement plan, pursuant to Section 350 of the Companies Law - 1999, between us and our shareholders ("the Arrangement Plan" or "Plan"). On December 31, 2008
the Ministry of Finance returned to us, pursuant to the terms of the Plan, most of our Perpetual Deposits with the Ministry and at the same time the balance of the Special line of Credit was fully repaid out of these Perpetual Deposits.

     On April 29, 2008, the Ministerial Committee for Privatization Issues
passed a resolution regarding the privatization of the Bank, including the sale of the holdings of the State of Israel and most of the holdings of the public in the Bank and the redemption of the remaining holdings of the public, within the framework of an arrangement between us and our shareholders pursuant to Section
350 of the Companies Law. The privatization resolution establishes that until the completion of the sale, we will continue to collect our credit portfolio.

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
shares.

     Pursuant to the privatization resolution passed by the Ministerial
Committee for Privatization Issues, our Board of Directors resolved, in its meeting on May 26, 2008, to submit the Arrangement Plan for the approval of the
Court.

     Prior to adopting the above resolution, the Board of Directors received 1)
expert opinions regarding the reasonability of the criteria for determining the minimum price for the sale of our shares as part of such Arrangement Plan, and regarding the fairness of the formula for division of the Sale proceeds as part of the Arrangement Plan vis-a-vis the public shareholders; and 2) a report prepared by. Professor A. Barnea dated March 9, 2008 where he compared the option of winding-up the Bank with the proposed sale of our shares. The comparison was based on our financial statements as of September 30, 2007, and contains the distribution formula of the sale proceeds; and 3) a legal opinion regarding the reasonableness of the arrangement for paying partial dividend to the holders of the C Shares, CC Shares and CC1 Shares, that would apply under the Arrangement Plan if the Sale will not be effected.

     The decision of the Board to submit the Arrangement Plan was based, among other things, on the conclusion and the findings of the fairness opinion and the legal opinion, as well as in Professor A. Barnea's report, which led the Board to the opinion that the sale of the Bank's shares under the terms of the
Arrangement Plan, would be more beneficial to the public shareholders of the
Bank than winding-up the Bank.

     On July 6, 2008, the Bank filed with the District Court of Tel Aviv a motion for the approval of the Plan between the Bank and its shareholders under
Section 350 of the Companies Law. On October 30 and November 6, 2008, the
Arrangement Plan was approved by the class meetings of the Bank's shareholders.
On November 24, 2008, the Arrangement Plan was approved by the District Court of
Tel Aviv.

     The principal elements of the Arrangement Plan are summarized as follows:

     The Arrangement Plan includes three sections (two of which are alternative)
that will be submitted for the approval of the shareholders and the Court.

     1.   First, immediately upon approval of the Arrangement Plan by the shareholders and the Court, (i) the State of Israel will pay the Bank the Perpetual Deposits excluding the proceeds in respect of the D
          Shares and DD Shares that are not held by the State (the proceeds in respect of the D Shares and DD Shares not held by the State will remain deposited as a dollar-linked deposit); (ii) the Bank will pay the balance of the Special Line of Credit out of the returned
          Perpetual Deposit; (iii) the originating motion filed by several financial institutions against us seeking to renew the dividend payment and our appeal of the dismissal of our originating motion relating to the accrual of the interest on our Perpetual Deposit will both be dismissed.

     2.   Within the framework of the second section, the Sale Option, if a purchaser is found by December 31, 2009, all of the Bank's shares (
          except for the D and DD shares not held by the State of Israel), will be sold by the State of Israel and the public by means of a sale process that will be conducted by the GCA.

          The D and DD shares that are not held by the State of Israel will be redeemed, in accordance with the shares' redemption terms. Under these terms, redemption of D Shares will be made at a premium of 5.625%
          above their nominal value, plus payment of the accrued preferential dividend in arrears, and redemption of the DD Shares in consideration of their full nominal value, plus accrued preferential dividend arrears. The Bank will, out of his own resources, pay the principal redeemed while the State will pay to the Bank the amounts needed to pay the premium payment and the preferential dividend arrears.

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

          The Sale proceeds will be divided among the holders of the shares that are sold, pursuant to the formulas for dividing the proceeds that were formulated by Professor Barnea and which are set forth in the
          Arrangement Plan.

          The State will return to the Bank the remainder of the Perpetual
          Deposits.

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

     3.   The third section, the Dividend Option, is proposed as an alternative to the Sale Option. The Dividend Option will be implemented in the event that the Sale Arrangement is not completed by December 31, 2009, or if prior to that date a liquidation order is issued by the Court or if the general meeting of the Bank shall pass a resolution of voluntary liquidation. Under the Dividend Option, the Bank will pay to the holders of C Shares, CC Shares and CC1 Shares, on December 31,
          2009, or when a liquidation order is issued against the Bank or at the time a resolution is passed of the voluntary liquidation by the general meeting of the Bank, whichever is the earlier, one half of the preferential dividend at the annual rate of 6%, that accrued on those shares during the period of July 1, 2002 through July 31, 2008 plus linkage differentials and interest by law from July 31, 2008 and until the date of the payment to the shareholders. The State of Israel will pay to the Bank, one half of the interest at the annual rate of 6% on the portion of the Perpetual Deposits that reflects the proceeds of the C Shares, CC Shares, CC1 Shares, that accrued during the above period, plus linkage differentials and interest by law from July 31,
          2008 and until the date of the payment to the Bank. The State will waive any and all claims against the Bank and/or the Bank's liquidator and/or the Bank's liquidation fund in relation to one half of the preferential dividends in arrears that accrued on or for the D Shares and DD Shares owned by the State during the above period from July 1,
          2002 until July 31, 2008.

          The holders of the C Shares, CC Shares, and CC1 Shares will waive all and any claims in connection with the Perpetual Deposits, the return thereof to the Bank, the payment of the interest thereon and payment of dividend on their shares in respect of the period until the payment to them of half of the preferential dividends in arrears as aforesaid.
          However, this waiver will not derogate from the rights of the holders of C Shares, CC Shares, and CC1 Shares to the accrual of preferential dividend in respect of their shares according to the by-laws of the
          Bank, including in relation to the above period.

     The above description is a summary of the main principles of the
Arrangement Plan, and is qualified by the full text of the Arrangement Plan which was filed for the Court approval.

     Since the redemption of the D Shares and DD Shares and the payment of half of the preferential dividend in respect of the C Shares, CC Shares and CC1
Shares, as described above, may be deemed a reduction in capital, we filed, along with the filing with the Court of the motion to approve the Arrangement
Plan, a motion to reduce our capital, as approved by the Bank's Board of
Directors on May 26, 2008. This motion was approved by the Court on November 20,
2008.

     Following the approval of the Arrangement Plan and in accordance thereto, on December 31, 2008 the Ministry of Finance repaid to us most of the Perpetual
Deposits, and at the same time we repaid to the Bank of Israel the total balance of the Special Line of Credit.

     On April 6, 2009, as part of the sale process of our shares included in the
Arrangement Plan, the GCA published a newspaper notice on behalf of the government of Israel according to which those interested in purchasing all of our issued capital are entitled to approach the Authority and submit applications by May 21, 2009. After this date, we were notified by the Authority that it received applications from five parties interested in participating in the sale process. The GCA representatives screened the applicants to determine which of them to invite to participate in the next stages of the sale process
(review of the Bank's records in the Data Room, submission of price bids etc.).
On July 13, 2009, we opened the Data Room for the purpose of the preparation of due-diligence examinations by the parties whose continued participation in the sale process has been approved by the GCA. As of the date of the filing of this
Report, the submission of price bids has not yet begun.

     If the sale of our shares is not completed pursuant to the Arrangement Plan by December 31, 2009, it may be expected that our continued activity will be determined by a special majority of the shareholders at a general meeting. We might continue to operate under a regimen similar to our prior Run-Off Plan or we might enter into voluntary liquidation proceedings.

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
As of September 1, 2003 and until July 31, 2008, the Special Line of Credit had an interest rate on outstanding amounts equal to the Bank of Israel Rate, and from August 1, 2008, at the Bank of Israel Rate plus 1.5%. We have requested that the Bank of Israel reimburse us for the difference between the amount of interest that we paid at the previous interest rates between August 2002 and
July 2003 and the amount of interest that we would have paid if we were charged only the Bank of Israel Rate during the same time period. The total amount that we requested to be reimbursed, with interest thereon, as of December 31, 2008 was approximately NIS 90 million. After lengthy discussions between us and the
Bank of Israel, it was agreed that upon the full repayment of the Special Line of Credit on December 31, 2008, we will be reimbursed for the full satisfaction of our demands the amonut of NIS 48.6 million. The above agreed amount was in fact reimbursed to us on December 31, 2008.

OUR CURRENT OPERATIONS

     As a result of our considerable efforts to collect existing loans, we have significantly reduced the aggregate amount of our outstanding loans to the public. This balance (not including a loan to the Israel Electric Corporation
Ltd. guaranteed by the State of Israel and granted out of a deposit that the
State of Israel has deposited with us for that purpose), which at December 31,
2001 amounted to NIS 5,238 million, was reduced to NIS 1,276 million on December
31, 2005, to NIS 848 million on December 31, 2006, to NIS 558 million on
December 31, 2007 and to NIS 408 million on December 31, 2008. Even when we take into consideration the allowances for doubtful debts provided for during this period (and which are deducted from the amount of our outstanding loans), this still represents a collection of considerable loan amounts.

     As part of the implementation of the Run-Off Plan, we have discontinued or almost discontinued the following activities: our foreign currency and foreign trade activity, operation of a foreign exchange dealing room, operation of current accounts and securities accounts, execution of Government grants through the "Approved Enterprise" status system, operation of independent teller and clearing facilities and issuance of credit cards. We refrain from accepting new deposits and from renewing deposits that reach maturity, with certain exceptions.

     Under Israeli Banking (Licensing) Law, we are precluded, as of the expiration of our banking license on August 1, 2008, from maintaining deposits from more than 29 depositors. We have recently announced that we have ceased to perform for the State of Israel economic feasibility surveys for investment plans.

     The reduction in our operations was accompanied by a reduction in our staff. The number of employees, which as of January 1, 2002 was 170, was reduced to 79 by December 31, 2003, and was further reduced to 42 by December 31, 2008.
The number of employees as of September 1, 2009 was 25.

     As part of our cutting expenses, we relocated to new offices in September
2003, which were much smaller and for which we paid much less rent per square foot. In August 2009, we moved again to new offices, which are much smaller than our prior offices. We have also outsourced our computer services in order to reduce our computer expenses. We maintain close and continuous contacts with the
Bank of Israel and the Government of Israel. Our activities after the expiration of the Run-Off plan on July 31, 2008 were unchanged. We refrain from extending new loans to customers and our operationsconcentrate on the collection of the existing loan portfolio. Our policy is to act diligently in all matters relating to collection of problematic debts, and in connection with such policy, we have incurred significant collection costs and legal fees.

AVERAGE BALANCE SHEETS AND INTEREST RATES

     The following tables show our average balance sheets and interest rates for the three years ending on December 31, 2008, 2007 and 2006.

AVERAGE BALANCE SHEETS AND INTEREST RATES
IN TERMS OF NIS OF DECEMBER 2008

REPORTED AMOUNTS                                                        2008                                          2007                                            2006
                                                        ------------------------------------           ------------------------------------           ------------------------------------
                                                                     FINANCING        RATE OF                       FINANCING      RATE OF                          FINANCING       RATE OF
                                                      AVERAGE          INCOME         INCOME         AVERAGE         INCOME         INCOME          AVERAGE          INCOME         INCOME
                                                     BALANCE (2)     (EXPENSES)     (EXPENSES)      BALANCE (2)    (EXPENSES)     (EXPENSES)       BALANCE (2)     (EXPENSES)     (EXPENSES)
                                                        -----          -----           -----           -----          -----           -----           -----          -----           -----
                                                            NIS MILLIONS                 %                 NIS MILLIONS                 %                 NIS MILLIONS                 %
                                                        --------------------           -----           --------------------           -----           --------------------           -----

ISRAELI CURRENCY - NON-LINKED
ASSETS
Credit to the Public                                     92.1            8.8            9.55           168.1           10.8            6.42           337.5           23.3            6.90
Deposits with Bank of Israel                              1.3              -               -             3.3              -               -             5.4              -               -
Deposits with banks                                      16.8            0.5            2.97            12.4            0.5            4.03            21.0            1.1            5.25
                                                        -----          -----           -----           -----          -----           -----           -----          -----           -----
Total assets before effect of derivatives               110.2            9.3            8.44           183.8           11.3            6.15           363.9           24.4            6.71
Effect of derivatives ALM (3)                            19.4            0.9            4.64            64.7            2.6            4.02           137.7            7.7            5.59
                                                        -----          -----           -----           -----          -----           -----           -----          -----           -----
Total assets after effect of derivatives                129.6           10.2            7.87           248.5           13.9            5.59           501.6           32.1            6.40
                                                        =====          =====           =====           =====          =====           =====           =====          =====           =====

LIABILITIES
Deposits of the public                                   21.9           (0.5)          (2.28)           31.1           (0.9)          (2.89)           46.0           (1.7)          (3.70)
Deposits of Bank of Israel                              371.0          (15.8)          (4.25)          601.0          (23.7)          (3.94)          889.9          (45.2)          (5.08)
                                                        -----          -----           -----           -----          -----           -----           -----          -----           -----
Total liabilities before effect of derivatives          392.4          (16.3)          (4.15)          632.1          (24.6)          (3.89)          935.9          (46.9)          (5.01)
Effect of derivatives ALM (3)                            31.2           (1.2)          (3.85)              -              -               -               -              -               -
                                                        -----          -----           -----           -----          -----           -----           -----          -----           -----
Total liabilities after effect of derivatives           424.1          (17.5)          (4.13)          632.1          (24.6)          (3.89)          935.9          (46.9)          (5.01)
                                                        =====          =====           =====           =====          =====           =====           =====          =====           =====
INTEREST MARGIN NOT INCLUDING DERIVATIVES                                               4.29                                           2.26                                           1.70
INTEREST MARGIN INCLUDING DERIVATIVES                                                   3.74                                           1.70                                           1.39

ISRAELI CURRENCY -LINKED TO THE CPI

ASSETS
Credit to the Public                                    292.4           30.1           10.29           441.2           34.4            7.80           539.3           27.9            5.17
Credit to governments                                     3.7            0.2            5.40             5.9            0.1            1.69             7.6              -               -
Deposits with banks                                       2.1            0.2            9.52             7.2            0.6            8.33            13.7            0.8            5.84
Debentures                                                0.2              -               -             0.5              -               -             0.8              -               -
                                                        -----          -----           -----           -----          -----           -----           -----          -----           -----
Total assets before effect of derivatives               298.4           30.5           10.22           454.8           35.1            7.72           561.4           28.7            5.11
Effect of derivatives ALM (3)                            31.6            1.7            5.38               -              -               -               -              -               -
                                                        -----          -----           -----           -----          -----           -----           -----          -----           -----
Total assets after effect of derivatives                330.0           32.2            9.76           454.8           35.1            7.72           561.4           28.7            5.11
                                                        =====          =====           =====           =====          =====           =====           =====          =====           =====

LIABILITIES
Deposits of the public                                   17.0           (1.7)          (10.0)           28.4           (2.2)          (7.75)           51.6           (2.6)          (5.04)
Deposits of the Government                              248.7          (17.0)          (6.84)          280.0          (14.1)          (5.04)          335.9           (7.2)          (2.14)
                                                        -----          -----           -----           -----          -----           -----           -----          -----           -----
Total liabilities before effect of derivatives          265.7          (18.7)          (7.04)          308.4          (16.3)          (5.29)          387.5           (9.8)          (2.53)
Effect of derivatives ALM (3)                             7.7           (0.6)          (7.79)           40.0           (2.6)          (6.50)           43.3           (1.1)          (2.54)
                                                        -----          -----           -----           -----          -----           -----           -----          -----           -----
Total liabilities after effect of derivatives           273.4          (19.3)          (7.06)          348.4          (18.9)          (5.42)          430.8          (10.9)          (2.53)
                                                        =====          =====           =====           =====          =====           =====           =====          =====           =====
INTEREST MARGIN NOT INCLUDING DERIVATIVES                                               3.18                                           2.43                                           2.58
INTEREST MARGIN INCLUDING DERIVATIVES                                                   2.70                                           2.30                                           2.58

AVERAGE BALANCE SHEETS AND INTEREST RATES (CONT'D)
IN TERMS OF NIS OF DECEMBER 2008

REPORTED AMOUNTS                                                           2008                                                2007                                                 2006
                                                         ------------------------------------------           ------------------------------------------           ------------------------------------------
                                                                        FINANCING          RATE OF                          FINANCING          RATE OF                            FINANCING          RATE OF
                                                         AVERAGE          INCOME            INCOME           AVERAGE          INCOME            INCOME            AVERAGE           INCOME            INCOME
                                                        BALANCE (2)     (EXPENSES)        (EXPENSES)        BALANCE (2)     (EXPENSES)        (EXPENSES)         BALANCE (2)      (EXPENSES)        (EXPENSES)
                                                         -------          -------           -------           -------          -------           -------           -------          -------           -------
                                                               NIS MILLIONS                    %                    NIS MILLIONS                    %                    NIS MILLIONS                    %
                                                         ------------------------           -------           ------------------------           -------           ------------------------           -------

FOREIGN CURRENCY-DOMESTIC OPERATIONS (4)
ASSETS
Credit to the Public                                     4,640.4            262.1              5.65           5,583.9           (126.0)            (2.26)          6,370.5            (90.9)            (1.43)
Credit to governments                                          -                -                 -               4.9             (0.1)            (2.04)             16.9             (0.9)            (5.33)
Deposits with Bank of Israel                                 0.2                -                 -               0.4                -                 -               0.6                -                 -
Deposits with banks                                         11.8              0.4              3.39              12.5             (0.2)            (1.60)             18.5             (1.2)            (6.49)
                                                         -------          -------           -------           -------          -------           -------           -------          -------           -------
Total assets                                             4,652.4            262.5              5.64           5,601.7           (126.3)            (2.25)          6,406.5            (93.0)            (1.45)
                                                         =======          =======           =======           =======          =======           =======           =======          =======           =======

LIABILITIES
Deposits of the public                                       0.3                -                 -               2.0                -                 -               4.5             (0.1)            (2.22)
Deposits of the Government                               4,624.9           (254.5)            (5.50)          5,550.2            129.3              2.33           6,260.1             91.4              1.46
Deposits of banks                                              -                -                 -               3.9              0.1              2.56              11.4              0.9              7.89
                                                         -------          -------           -------           -------          -------           -------           -------          -------           -------
Total liabilities before effect of derivatives           4,625.2           (254.5)            (5.50)          5,556.1            129.4              2.33           6,276.0             92.2              1.47
Effect of derivatives ALM (3)                               12.1             (2.2)           (18.18)             24.7              0.3              1.21              94.4              5.0              5.35
                                                         -------          -------           -------           -------          -------           -------           -------          -------           -------
Total liabilities after effect of derivatives            4,637.3           (256.7)            (5.54)          5,580.8            129.7              2.32           6,370.4             97.2              1.53
                                                         =======          =======           =======           =======          =======           =======           =======          =======           =======
INTEREST MARGIN NOT INCLUDING DERIVATIVES                                                      0.14                                                 0.08                                                 0.02
INTEREST MARGIN INCLUDING DERIVATIVES                                                          0.10                                                 0.07                                                 0.08

TOTAL
Monetary assets generating financial income              5,061.0            302.3              5.97           6,240.3            (79.9)            (1.28)          7,331.8            (39.9)            (0.54)
Effect of derivatives ALM (3)                               51.0              2.6              5.10              64.7              2.6              4.02             137.7              7.7              5.59
                                                         -------          -------                             -------          -------                             -------          -------
Total monetary assets generating financing
income                                                   5,112.0            304.9              5.96           6,305.0            (77.3)            (1.23)          7,469.5            (32.2)            (0.43)
                                                         =======          =======                             =======          =======                             =======          =======

Monetary liabilities generating financing
expenses                                                 5,283.8           (289.5)            (5.48)          6,496.6             88.5              1.36           7,599.4             35.5             (0.47)
Effect of derivatives ALM (3)                               51.0             (4.0)            (7.84)             64.7             (2.3)            (3.55)            137.7              3.9              2.83
                                                         -------          -------                             -------          -------                             -------          -------
Total liabilities generating financing expenses          5,334.8           (293.5)            (5.50)          6,561.3             86.2              1.31           7,737.1             39.4              0.51
                                                         =======          =======                             =======          =======                             =======          =======
INTEREST MARGIN NOT INCLUDING DERIVATIVES                                                      0.49                                                 0.08                                                (0.07)
INTEREST MARGIN INCLUDING DERIVATIVES                                                          0.46                                                 0.08                                                 0.08

AVERAGE BALANCE SHEETS AND INTEREST RATES (CONT'D)
IN TERMS OF NIS OF DECEMBER 2008

REPORTED AMOUNTS                                                      2008                                               2007                                                2006
                                                   ------------------------------------------          ------------------------------------------          ------------------------------------------
                                                                   FINANCING          RATE OF                          FINANCING          RATE OF                          FINANCING          RATE OF
                                                   AVERAGE           INCOME            INCOME          AVERAGE           INCOME            INCOME          AVERAGE           INCOME            INCOME
                                                  BALANCE (2)      (EXPENSES)        (EXPENSES)       BALANCE (2)      (EXPENSES)        (EXPENSES)       BALANCE (2)      (EXPENSES)        (EXPENSES)
                                                   -------           -------          -------          -------           -------          -------          -------           -------          -------
                                                         NIS MILLIONS                    %                    NIS MILLIONS                   %                    NIS MILLIONS                   %
                                                   -------------------------          -------          -------------------------          -------          -------------------------          -------

Financing commissions and other financing
income                                                                  82.2                                                30.0                                                23.7
Other financing expenses                                                (9.6)                                               (9.6)                                              (12.7)
                                                                     -------                                             -------                                             -------
Financing income before allowance for
doubtful debts                                                          84.0                                                29.3                                                18.2
Allowance for doubtful debts
(including general and supplementary provisions)                        16.9                                                13.8                                               (21.7)
                                                                     -------                                             -------                                             -------

Earnings from financing operations after
allowance for doubtful debts                                           100.9                                                43.1                                                (3.5)
                                                                     =======                                             =======                                             =======
Other monetary assets                                894.9                                               865.1                                               868.7
General and supplementary allowance for
doubtful debts                                       (43.7)                                              (49.0)                                              (55.1)
Non-monetary assets                                   42.0                                                48.7                                                57.1
                                                   -------                                             -------                                             -------
Total assets                                       5,954.2                                             7,105.1                                             8,202.5
                                                   =======                                             =======                                             =======

Other monetary liabilities                            86.6                                                85.8                                                79.3
Non-monetary liabilities                               0.4                                                 1.1                                                 1.6
Capital resources                                    583.4                                               521.6                                               522.2
                                                   -------                                             -------                                             -------
Total liabilities and capital resources            5,954.2                                             7,105.1                                             8,202.5
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

     The following table summarizes our assets and liabilities outstanding as of
December 31, 2008, 2007, and 2006:

                                          IN MILLIONS OF NIS
                                -----------------------------------
                                           REPORTED AMOUNTS
                                -----------------------------------
                                 2008           2007           2006
                                -----          -----          -----

Total assets                    5,757          6,483          7,516

Assets consisting of
credits to the public           5,107          5,521          6,519

Total liabilities*              5,113          5,926          7,006

Liabilities
consisting of deposits          5,049          5,855          6,923

* Not including Preference shares

     The following table shows the linkage basis (currency) breakdown of our credit to the public outstanding as of December 31, 2008, 2007 and 2006:

                                                           IN MILLIONS OF NIS
                                                   -----------------------------------
                                                            REPORTED AMOUNTS
                                                   -----------------------------------
                                                    2008           2007           2006
                                                   -----          -----          -----

Non-linked Israeli currency                           74            104            214

CPI linked Israeli currency                          235            340            465

Dollar and linked thereto                          4,785          5,060          5,819

Other foreign currency and linked thereto             13             17             21
                                                   -----          -----          -----

TOTAL                                              5,107          5,521          6,519
                                                   =====          =====          =====

INVESTMENT PORTFOLIO

     The following table presents the book or market value of our investment portfolio as of December 31 of 2004, 2005, 2006, 2007 and 2008:

                                                                       IN MILLIONS OF NIS
                                                  ------------------------------------------------------------
                                                  2008          2007          2006          2005          2004
                                                  ----          ----          ----          ----          ----

Marketable Non-Government bonds                      -             -             -             -           0.2
Non-marketable Non-
Government bonds                                   0.2           0.5           0.7           2.6           3.5

Non-marketable shares                              8.4          11.8          16.7          29.6          30.5
Marketable and available for sale shares          29.3          34.0          33.0          31.0          25.8
                                                  ----          ----          ----          ----          ----

Total                                             37.9          46.3          50.4          63.2          60.0
                                                  ====          ====          ====          ====          ====

INTERNATIONAL OPERATIONS

     We have no material operations outside of Israel and our past and current operations concentrate on the Israeli market.

LOAN PORTFOLIO

     TOTAL CREDIT TO THE PUBLIC

     As of December 31, 2008, the total credit to the public amounted to NIS
5,107 million compared with NIS 5,521 million as of December 31, 2007. These figures include credit guaranteed by the State of Israel and granted to the
Israel Electric Corporation Ltd. out of a deposit that was deposited with us by the State of Israel for that purpose, the balance of which amounted to NIS 4,699 million as of December 31, 2008 compared with NIS 4,963 million as of December
31, 2007. Net of such credit, the credit to the public amounted to NIS 408 million as of December 31, 2008 compared with NIS 558 million as of December 31,
2007 (a 27% decrease). The above figures are after deduction of allowance for doubtful debts. This decrease stemmed mainly from our policy to reduce our credit portfolio and was also affected by the allowances for doubtful debts that were recorded in the past year.

ANALYSIS OF OVERALL RISK BY BUSINESS SECTORS

     The following tables show, by business sector, the related risk counterparties to whom our counterparty risk exposures were allocated in the last five years.

CREDIT TO THE PUBLIC - ANALYSIS OF OVERALL RISK BY BUSINESS SECTORS
ADJUSTED AMOUNTS

                                                                                                     DECEMBER 31, 2008
                                               -------------------------------------------------------------------------------------------------------------------------------

                                                                                                   ANNUAL                                                            % OF SECTOR
                                               BALANCE                           TOTAL           EXPENSE FOR                                         TOTAL RISK      OF TOTAL RISK
                                                SHEET         OFF-BALANCE       RISK OF         THE SPECIFIC       BALANCE OF                          NET OF           NET OF
                                                CREDIT        SHEET CREDIT     CREDIT TO       ALLOWANCE FOR      PROBLEMATIC       GOVERNMENT       GOVERNMENT       GOVERNMENT
                                               RISK (1)         RISK (2)         PUBLIC        DOUBTFUL DEBTS     DEBTS (3)(5)      GUARANTEES       GUARANTEES       GUARANTEES
                                               -------          -------          -------          -------           -------          -------          -------          -------
                                                                                                     IN MILLIONS OF NIS
                                               -------------------------------------------------------------------------------------------------------------------------------

Agriculture                                        2.5              0.1              2.6                -               2.1                -              2.6              0.5%
Industry                                         175.5             10.7            186.2             (7.5)            138.7                -            186.2             32.2%
Construction and real estate                      37.4             40.8             78.2             (4.0)             64.0                -             78.2             13.5%
Electricity                                    4,819.0              5.2          4,824.2                -              39.7          4,699.5            124.7             21.6%
Commerce                                           3.8              2.4              6.2              0.6               6.2                -              6.2              1.1%
Restaurants and hotels                             4.3              2.2              6.5             (2.6)              6.4                -              6.5              1.1%
Transport and storage                             13.2                -             13.2             (0.1)                -                -             13.2              2.3%
Communications and computer services               2.9              0.4              3.3                -               1.9                -              3.3              0.6%
Financial services                                28.0             64.4             92.4                -               1.4                -             92.4             16.0%
Other business services                           22.6              1.5             24.1             (0.1)              5.1                -             24.1              4.2%
Public and community services                     36.5              0.1             36.6              0.2              23.0                -             36.6              6.3%
Private households                                 3.4                -              3.4                -               0.3                -              3.4              0.6%
                                               -------          -------          -------          -------           -------          -------          -------          -------
Total                                          5,149.1            127.8          5,276.9            (13.5)            288.8          4,699.5            577.4            100.0%
                                               =======          =======          =======          =======           =======          =======          =======          =======
Credit risk included in the
 various industry sectors:
Agricultural settlement movements (4)             92.1              2.2             94.3            (11.8)             49.6
Local authorities and entities
   controlled by them                              2.2                -              2.2                -                 -

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
     non-income bearing loans) as of December 31, 2008 was NIS 531.1 million

CREDIT TO THE PUBLIC - ANALYSIS OF OVERALL RISK BY BUSINESS SECTORS (CONT.)
ADJUSTED AMOUNTS

                                                                                   DECEMBER 31, 2007
                                           ---------------------------------------------------------------------------------------------------
                                                                                  ANNUAL
                                                                                  EXPENSE
                                                                                  FOR THE
                                                                                  SPECIFIC                                           % OF SECTOR
                                          BALANCE                     TOTAL      ALLOWANCE                              TOTAL RISK  OF TOTAL RISK
                                           SHEET      OFF-BALANCE    RISK OF        FOR      BALANCE OF                   NET OF       NET OF
                                           CREDIT     SHEET CREDIT  CREDIT TO    DOUBTFUL    PROBLEMATIC   GOVERNMENT   GOVERNMENT   GOVERNMENT
                                           RISK (1)     RISK (2)      PUBLIC       DEBTS     DEBTS (3)(5)  GUARANTEES   GUARANTEES   GUARANTEES
                                           -------      -------      -------      -------       -------      -------      -------      -------
                                                                                      IN MILLIONS OF NIS
                                           ---------------------------------------------------------------------------------------------------

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

CREDIT TO THE PUBLIC - ANALYSIS OF OVERALL RISK BY BUSINESS SECTORS (CONT.)
REPORTED AMOUNTS

                                                                                              DECEMBER 31, 2006
                                               -----------------------------------------------------------------------------------------------------------
                                                                                         ANNUAL
                                                                                       EXPENSE FOR                                                % OF
                                                                                       THE SPECIFIC                                               SECTOR
                                                BALANCE    OFF-BALANCE       TOTAL      ALLOWANCE                                 TOTAL RISK       FROM
                                                 SHEET        SHEET         RISK OF        FOR         BALANCE OF                    NET OF      TOTAL RISK
                                                CREDIT        CREDIT       CREDIT TO     DOUBTFUL     PROBLEMATIC    GOVERNMENT    GOVERNMENT    NET OF GOV'T
                                                RISK (1)     RISK (2)       PUBLIC        DEBTS       DEBTS (3)(5)   GUARANTEES    GUARANTEES    GUARANTEES
                                               --------      --------      --------      --------       --------      --------      --------      --------
                                                                                                 NIS MILLIONS
                                               -----------------------------------------------------------------------------------------------------------

Agriculture                                         5.6           0.3           5.9           1.4            0.7             -           5.9           0.6%
Industry                                          338.7          14.4         353.1           7.2          221.9             -         353.1          32.6%
Construction and real estate                      156.4          71.3         227.7           7.5          193.9             -         227.7          21.0%
Electricity                                     5,795.8           3.7       5,799.5             -           34.9         5,671         128.5          11.8%
Commerce                                           31.0           5.7          36.7           2.1           28.3             -          36.7           3.4%
Restaurants and hotels                             11.6           2.1          13.7           0.7            8.6             -          13.7           1.3%
Transport and storage                              23.0             -          23.0           0.1            0.5             -          23.0           2.1%
Communications and computer services                7.9             -           7.9          (1.1)           7.2             -           7.9           0.7%
Financial services                                 45.2          84.0         129.2           1.3           23.0             -         129.2          11.9%
Other business services                            54.4           2.5          56.9           6.7           31.9             -          56.9           5.2%
Public and community services                      97.2           0.2          97.4           1.2           32.0             -          97.4           9.0%
Private households                                  4.7             -           4.7           0.5            0.3             -           4.7           0.4%
                                               --------      --------      --------      --------       --------      --------      --------      --------
Total                                           6,571.5         184.2       6,755.7          27.6          583.2         5,671       1,084.7         100.0%
                                               ========      ========      ========      ========       ========      ========      ========      ========
Credit risk included in the
various economic sectors:
Agricultural settlement movements (4)             208.9           2.8         211.7           2.1           94.0
Local authorities and entities controlled
by them                                             6.5             -           6.5             -              -

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

CREDIT TO THE PUBLIC - ANALYSIS OF OVERALL RISK BY BUSINESS SECTORS (CONT.)
REPORTED AMOUNTS

                                                                                       DECEMBER 31, 2005
                                               ---------------------------------------------------------------------------------------------------
                                                                                        ANNUAL
                                                                                     EXPENSE FOR                                           % OF
                                                                                     THE SPECIFIC                                          SECTOR
                                               BALANCE    OFF-BALANCE     TOTAL       ALLOWANCE                              TOTAL RISK    FROM
                                                SHEET        SHEET       RISK OF         FOR     BALANCE OF                   NET OF    TOTAL RISK
                                               CREDIT       CREDIT      CREDIT TO     DOUBTFUL   PROBLEMATIC   GOVERNMENT   GOVERNMENT  NET OF GOV'T
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

CREDIT TO THE PUBLIC - ANALYSIS OF OVERALL RISK BY BUSINESS SECTORS (CONT.)
REPORTED AMOUNTS

                                                                                   DECEMBER 31, 2004
                                           ---------------------------------------------------------------------------------------------------
                                                                                  ANNUAL
                                                                                EXPENSE FOR
                                                                                    THE                                                  % OF
                                                                                  SPECIFIC                                            SECTOR FROM
                                          BALANCE                   TOTAL RISK   ALLOWANCE                                TOTAL RISK  TOTAL RISK
                                           SHEET      OFF-BALANCE       OF          FOR       BALANCE OF                   NET OF      NET OF
                                        CREDIT RISK  SHEET CREDIT   CREDIT TO    DOUBTFUL     PROBLEMATIC   GOVERNMENT   GOVERNMENT   GOVERNMENT
                                           (1)**      RISK (2)**     PUBLIC**      DEBTS      DEBTS (3)(5)  GUARANTEES   GUARANTEES   GUARANTEES
                                           -------      -------      -------      -------       -------      -------      -------      -------
                                                                                     IN MILLIONS OF NIS
                                           ---------------------------------------------------------------------------------------------------

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

MATURITY DISTRIBUTION OF CREDIT TO THE PUBLIC BY LINKAGE BASIS SEGMENTS

     The following table sets forth the maturity profile of our credit to the public by linkage basis segments as of December 31, 2008. In this table, the future cash flows in respect of assets and liabilities are presented according to linkage base, and in accordance with the remaining period to the contractual maturity date of each cash flow.

                                                                    IN MILLIONS OF NIS
                                         ------------------------------------------------------------------------
                                            UP       BETWEEN      BETWEEN 6     BETWEEN       MORE
LINKAGE                                    TO 3       3 AND          AND         1 AND        THAN
BASIS                                     MONTHS     6 MONTHS     12 MONTHS     5 YEARS      5 YEARS       TOTAL
                                         -------      -------      -------      -------      -------      -------

Non-Linked Israeli currency                 58.8          1.8         17.2          2.9            -         80.7
CPI-linked Israeli Currency                  9.9         11.7         20.5        143.3        152.2        337.6
Foreign Currency and linked thereto        151.6        136.7        272.6      2,140.4      4,883.2      7,584.5
                                         -------      -------      -------      -------      -------      -------
TOTAL                                      220.3        150.2        310.3      2,286.6      5,035.4      8,002.8
                                         =======      =======      =======      =======      =======      =======

Balances of current accounts and credits which have matured are included in the up to 3 months category.

DEVELOPMENT OF CREDIT RISK IN RESPECT OF PROBLEMATIC BORROWERS

     The following table sets forth comparative data on the development of the overall credit risk in respect of problematic borrowers:

                                                                                   AS OF DECEMBER 31
                                                              ---------------------------------------------------------
                                                               2008         2007         2006         2005        2004
                                                              -----        -----        -----        -----      -------

Non income bearing                                             22.1         69.7        171.2        267.0        400.2
Restructured (2)                                               24.4         31.5         74.1         97.9        108.3
Designated for restructuring (3)                                8.5         17.3         26.9         13.5         24.3
Temporarily in arrears                                          1.9          8.7         14.5         64.2        117.9
Under special supervision*                                    170.5        181.7        208.5        282.8        353.8
                                                              -----        -----        -----        -----      -------
Total balance sheet credit to
   problematic borrowers (1)                                  227.4        308.9        495.2        725.4      1,004.5
 Off-balance sheet credit risk in respect of
   problematic borrowers (1)                                   61.4         81.2         88.0         73.7        121.6
                                                              -----        -----        -----        -----      -------
Overall credit risk in respect of problematic
   borrowers (1) (4)                                          288.8        390.1        583.2        799.1      1,126.1
                                                              =====        =====        =====        =====      =======

*    Including NIS 164.5 million as of December 31, 2008 in respect of debts for which a specific allowance exists (NIS 169.7 as of December 31, 2007, NIS
     183.1 million as of December 31, 2006, NIS 74.9 million as of December 31,
     2005 and NIS 116.1 million as of December 31, 2004).

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

     Nevertheless, the data point to a high proportion of debts classified as non-income bearing when compared to total public credit. The interest charges in respect of these debts, which were not recorded to financing income, will have a negative impact on the results of the Bank's operations in the future as long as these debts are classified as non-income bearing. Interest income that was not credited to income for non-income bearing debts for the year ending December 31,
2008 was NIS 9 million, in comparison to NIS 9 million for the year ending
December 31, 2007, and NIS 23 million for the year ending December 31, 2006.

     Almost all of the volume of the off-balance sheet credit risk in respect of problematic borrowers derives from the indemnification issued by the Bank in favor of the receivers that were appointed to realize the assets of the companies undergoing legal proceedings. The letters of indemnification are in respect of receipts that were credited to the borrowers' accounts with the Bank out of the proceeds from the realization of the assets.

     According to our policy, a loan is classified as non-income bearing if the loan is in arrears and management's evaluation is that the arrears are not temporary.

LOAN CONCENTRATION

     The following table sets forth our credit risk exposure to the largest six borrowers/borrower groups as defined by the Proper Banking Procedures of the
Bank of Israel, for the five years ending on December 31, 2008, 2007, 2006,
2005, and 2004:

                                                      IN MILLIONS OF NIS

                                  2008         2007          2006           2005          2004
                                -------       -------       -------       -------       -------
                                                       REPORTED AMOUNTS
                                ---------------------------------------------------------------

Credit risk exposure to
the largest six
borrowers/borrower groups*        303.7         313.1         368.6         433.2         542.3
Total credit to the
public**                        5,107.1       5,521.1       6,519.1       7,680.7       7,993.4
Percentage of the
borrower/borrower group of
the total credit to the
public                              5.9%          5.7%          5.7%          5.6%          6.8%

*    The credit risk exposure is calculated according to the Proper Banking
     Procedures of the Supervisor of Banks (Israel) and consequently, the amounts are presented after the deduction of certain types of collateral, such as State of Israel guarantees.

**   The amount of total credit to the public includes a credit to the Israel
     Electric Corporation Ltd., guaranteed by the State of Israel which was granted out of a deposit that was deposited with us by the State of Israel for that purpose and the outstanding balance of which, for each of the above years , was as follows (Reported Amounts):

         o      December 31, 2008      NIS 4,699.5 million

         o      December 31, 2007      NIS 4,963.2 million

         o      December 31, 2006      NIS 5,671.0 million

         o      December 31, 2005      NIS 6,405.0 million

         o      December 31, 2004      NIS 6,167.3 million

ANALYSIS OF SPECIFIC ALLOWANCES FOR DOUBTFUL DEBTS BY BUSINESS SECTORS

The following table details our annual expense (income) for specific allowances for doubtful debts, according to business sectors, for each of the past five years:

REPORTED AMOUNTS                        2008                  2007                   2006                 2005                  2004
                                   ---------------       ---------------       ---------------       ---------------       ---------------
                                    IN                    IN                    IN                    IN                    IN
                                 MILLIONS              MILLIONS              MILLIONS              MILLIONS              MILLIONS
                                  OF NIS        %       OF NIS        %       OF NIS       %       OF NIS        %        OF NIS       %
                                   ----       ----       ----       ----       ----       ----       ----       ----       ----       ----

Agriculture                           -          -       (0.2)         3        1.4          5          -          -        0.7          1
Industry                           (7.5)        55       (7.2)        97        7.2         26       15.5         28       29.8         38
Construction and real estate       (4.0)        30        0.6         (8)       7.5         27       31.7         56       24.3         31
Electricity                           -          -          -          -          -          -       19.0         34        2.6          3
Commerce                            0.6         (4)      (0.6)         8        2.1          8        2.5          4        4.2          5
Restaurants and hotels             (2.6)        19          -          -        0.7          3        0.9          2        0.5          1
Transport and storage              (0.1)         1          -          -        0.1          -        0.1          -          -          -
Communications and computer
services                              -          -        0.8        (11)      (1.1)        (4)       1.3          2       (0.5)        (1)
Financial services                    -          -       (1.2)        16        1.3          5      (17.7)       (31)       4.7          6
Other business services            (0.1)         1        0.8        (11)       6.7         24        3.4          6       10.6         14
Public and community services       0.2         (2)      (0.4)         6        1.2          4       (0.5)        (1)       1.1          1
Private households                    -          -          -                   0.5          2          -          -        1.1          1
TOTAL                             (13.5)       100       (7.4)       100       27.6        100       56.2        100       79.1        100
                                   ----       ----       ----       ----       ----       ----       ----       ----       ----       ----
Credit risk included in the
various industry sectors:
Agricultural settlement
movements                         (11.8)        87       (6.3)        85        2.1          8       (1.5)        (3)      (1.8)        (2)
Local authorities                     -          -          -          -          -          -          -          -          -          -

DEPOSITS

     The following tables provide an analysis of the maturity of deposits as of
December 31, 2008. In the tables below the future cash flows in respect of assets and liabilities are presented according to linkage base, and in accordance with the remaining period to the contractual maturity date of each cash flow.

DEPOSITS OF THE PUBLIC AS OF DECEMBER 31, 2008

                                                        IN MILLIONS OF NIS
                                         -------------------------------------------------
                                           UP      BETWEEN   BETWEEN 6    MORE
LINKAGE                                   TO 3      3 AND      AND 12     THAN
SEGMENT                                  MONTHS    6 MONTHS    MONTHS    1 YEAR      TOTAL
                                         -----      -----      -----      -----      -----

Non-Linked Israeli currency               17.5        0.1        0.1          -       17.7
CPI-linked Israeli Currency                0.4        0.4        1.0        9.2       11.0
Foreign Currency and linked thereto        0.1          -          -          -        0.1

DEPOSITS OF THE GOVERNMENT AS OF DECEMBER 31, 2008

                                                              IN MILLIONS OF NIS
                                         -----------------------------------------------------------
                                            UP        BETWEEN     BETWEEN 6     MORE
LINKAGE                                    TO 3        3 AND       AND 12       THAN
SEGMENT                                   MONTHS      6 MONTHS     MONTHS       1 YEAR        TOTAL
                                         -------      -------      -------      -------      -------

CPI- linked Israeli Currency                11.7         17.4         24.1        186.7        239.9
Foreign Currency and linked thereto        135.3        136.5        271.8      7,027.7      7,571.3

C.   ORGANIZATIONAL STRUCTURE

     Not applicable.

D.   PROPERTY, PLANTS AND EQUIPMENT

     Until September 14, 2003, our offices, which we leased, were located at
Asia House, 4 Weizman Street, Tel Aviv, Israel. These premises encompassed approximately 30,000 square feet.

     In connection with the Run-Off Plan and the efficiency plan approved by our
Board and the reduction in the number of employees, all of our operations moved on September 14, 2003 to a smaller office located at 82 Menachem Begin Road, Tel
Aviv, Israel. In August 2009, we moved again to new offices, at 12 Yad Harutzim,
Tel Aviv, which are much smaller than our prior offices.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     THE FINANCIAL INFORMATION PRESENTED IN THIS ITEM BELOW IS BASED ON ISRAELI
GAAP, WHICH MAY DIFFER MATERIALLY FROM U.S. GAAP. FOR A RECONCILIATION OF OUR
FINANCIAL INFORMATION TO U.S. GAAP, SEE "ITEM 3.A. SELECTED FINANCIAL DATA" AND
"ITEM 17. FINANCIAL STATEMENTS."

     SUMMARY

     Until the liquidity crisis we experienced in the third quarter of 2002, which stemmed from the withdrawals of deposits by the public, our business focused on regular banking activities, including, without limitation, the extension of short, medium and long term credit in NIS and foreign currencies, the acceptance of deposits in all currencies, the maintenance of checking accounts and the issuance of credit cards. In addition, we issued guarantees of all types in Israel and abroad and issued letters of credit and other documents relating to foreign trade. As of June 30, 2002, the balance of the public's deposits with us was NIS 3,597 million, which decreased to NIS 1,291 million as of December 31, 2002. As a result of the increased withdrawals of deposits by the public, we began to experience a severe liquidity crisis. By December 31,
2003 the balance of the public's deposits with us had declined to only NIS 620 million, and by December 31, 2008, to NIS 27 million.

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

     The "en bloc" sale of our asset and liability portfolio within a short time frame was not consummated and, on February 27, 2003, our Board of Directors
adopted a Run-Off Plan for our business, a modified version of which was approved by the Government of Israel. On July 26, 2005, our Board of Directors
decided to extend the term of the Run-Off Plan until July 31, 2008, and on
October 10, 2005, the Government of Israel approved the extension. The ultimate goal of the Run-Off Plan was the controlled realization of our credit assets over a period expiring on July 31, 2008. For a more detailed description of the
Run-Off Plan, see "Item 4. Information on the Company-Business Overview-Adoption
of the Run-Off Plan."

     On April 29, 2008, the Ministerial Committee for Privatization Matters
passed a resolution regarding the privatization of the Bank, which would be implemented as part of the Arrangement Plan, whereby all of our shares would be sold or redeemed. See "Item 4. Information on the Company-Business Overview-
Adoption of the Run-Off Plan and the Approval of the Arrangement Plan between the Bank and its Shareholders."

     Pursuant to the privatization resolution passed by the Ministerial
Committee for Privatization Issues, our Board of Directors resolved, at its meeting on 26 May, 2008, to submit the Arrangement Plan for the approval of the
Court.

     Prior to adopting the above resolution, our Board of Directors received 1)
expert opinions regarding the reasonability of the criteria for determining the minimum price for the sale of our shares as part of such Arrangement Plan, and regarding the fairness ofthe formula for division of the Sale proceeds as part of theArrangement Plan vis-a-vis the public shareholders; and 2) a report prepared by Professor A. Barnea dated March 9, 2008, where he compared the option of winding-up the Bank with the proposed sale of our shares. The comparison was based on our financial statements as of September 30, 2007, and contains the distribution formula of the sale proceeds; 3) a legal opinion regarding the reasonableness of the arrangement for paying partial dividend to the holders of the C Share, CC Shares and CC1 Shares, that would apply under the
Arrangement Plan if the Sale will not be effected.

     The Board of Directors' decision to submit the Arrangement Plan was based, among other things, on the conclusion and the findings of the fairness opinion and the legal opinion, as well as on Professor Barnea's report, which led the
Board to the opinion that the sale of the Bank's shares under the terms of the
Section 350 Arrangement, would be more beneficial to the public shareholders of the bank than winding-up the Bank.

     On July 6, 2008, the Bank filed with the District Court of Tel Aviv a motion for the approval of the Plan between the Bank and its shareholders under
Section 350 of the Companies Law. On October 30 and November 6, 2008, the
Arrangement Plan was approved by the class meetings of the Bank's shareholders.
On November 24, 2008, the Arrangement Plan was approved by the District Court of
Tel Aviv.

     On April 6, 2009, as part of the sale process of our shares included in the
Arrangement Plan, the GCA published a newspaper notice on behalf of the government of Israel according to which those interested in purchasing all of our issued capital are entitled to approach the Authority and submit applications by May 21, 2009. After this date, we were notified by the GCA that it received applications from five parties interested in participating in the sale process. The GCA representatives screened the applicants to determine which of them to invite to participate in the next stages of the sale process (review of the Bank's records in the Data Room, submission of price bids etc.). On July
13, 2009, we opened the Data Room for the purpose of the preparation of due-diligence examinations by the parties whose continued participation in the sale process has been approved by the GCA. As of the date of the filing of this
Report, the submission of price bids has not yet begun.

     On June 10, 2009, the Knesset's Finance Committee approved our privatization method, as required by the Government Companies Law - 1975.

     The principal elements of the Arrangement Plan are summarized in Item 4.
Information on the Company-Business Overview- Adoption of the Approval of the
Arrangement Plan between the Bank and its Shareholders".

     If the sale of our shares is not completed pursuant to the Arrangement Plan by December 31, 2009, it may be expected that our continued activity will be determined by the State of Israel. We might continue to operate under a regimen similar to our prior Run-Off Plan or we might enter into liquidation proceedings.

A.   DEVELOPMENT OF INCOME AND EXPENSES

NET INCOME - Our net income amounted to NIS 53.0 million in 2008, compared with net income of NIS 22.2 million in 2007 and a loss of NIS 17.1 million in 2006.

The pre-tax income in 2008 amounted to NIS 62.5 million. This income was impacted by the refund of the interest which was previously charged in respect of the credit line furnished by the Bank of Israel, in an amount of NIS 48.6 million.

PROFIT FROM FINANCING OPERATIONS BEFORE THE ALLOWANCE FOR DOUBTFUL DEBTS -
amounted to NIS 84.0 million in 2008, compared with NIS 29.3 million in 2007 and
NIS 18.2 million in 2006.

The increase in financing income derived mainly from the following factors:

-    The refund of the interest in an amount of NIS 48.6 million from the Bank of Israel in respect of the interest charged to the Bank in previous years in excess of the Bank of Israel rate. The refund was approved upon the repayment on December 31, 2008 of the credit line that was furnished to us by the Bank of Israel. The refund was included in the income from financing activity under the item entitled "other financing income".

-    An increase in interest income collected in respect of problematic debts, in an amount of NIS 21.8 million, compared with NIS 17.4 million in 2007 and NIS 9.4 million in 2006.

-    A decrease in the volume of problematic debts classified as non-income bearing. The average balance of non-interest bearing debts in 2008 amounted to NIS 54 million, compared with NIS 109 million in 2007. The balance of these debts constituted 10.3% of total monetary assets (excluding credit to the Israel Electric Company guaranteed by the State), compared with 13.7%
     in 2007.

-    The impact of the decrease in the interest rate in the economy on the volume of the non-accrual of income in respect of non-income bearing debt.
     The average interest rate in 2007 was lower than the average interest in the previous year. As a result, the negative impact of the non-accrual of revenues in respect of non-income generating debt was smaller than in the same period of the previous year, in addition to the aforementioned volume of problematic debts.

-    An increase in the weighted margin in the Index-linked segment which is our major activity segment.

On the other hand, this increase was offset by the decrease in the volume of our financing activity, as part of the policy implemented by us in the past few years. For details regarding this decrease in volume, see the analysis below on financing activity by linkage segment.

AVERAGE BALANCE OF ASSETS IN VARIOUS LINKAGE SEGMENTS AND THE MARGIN ON THESE
ASSETS

     An analysis of our financing operations in the various linkage segments, indicates as follows:

UNLINKED SHEKEL SEGMENT - The average balance of assets in this segment amounted to NIS 110 million in 2008, compared with NIS 184 million in 2007, a decrease of
40%. The margin in this segment, including the effect of derivatives, was 3.74%
in 2008, compared with 1.70% in 2007.

Please note that most of the non-income bearing debt is found in this segment.
The balance of the non-income bearing debts in this segment amounted to NIS 12 million as of December 31, 2008, compared with NIS 42 million as of December 31,
2007. The improvement in the margin of this segment compared with 2007, derived both from the decrease in the volume of non-income bearing debt and its relative weight out of total credit, and from the decrease in the rate of interest and the impact thereof on the non-accrual of income in respect of the aforementioned debts.

CPI-LINKED SHEKEL SEGMENT - The average balance of assets in this segment amounted to NIS 298 million in 2008, compared with NIS 455 million in 2007, a decrease of 35.0%. The decrease in the volume of activity of this segment derives both from the overall decline in the activity of the Bank and from our policy whereby credit renewed by us is for short periods and mainly in the unlinked shekel segment. The margin in this segment, including the effect of derivatives, was 2.70% in 2008, compared with 2.30% in 2007. The increase in this margin of activity derives mainly from the fact that at the beginning of
2008, a significant amount of credit was repaid. Such credit bore low interest when compared with other credit in this segment. As a result, the weighted interest rate on the credit increased, following which the weighted margin in this segment also increased.

FOREIGN CURRENCY AND FOREIGN CURRENCY LINKED SEGMENT - The overall average volume of assets in this segment (comprised nearly entirely of U.S. dollars or dollar-linked) amounted to NIS 4,652 million in 2008, compared with NIS 5,602 million in 2007. Credit in this segment includes credit guaranteed by the State that was granted to the Israel Electric Corporation Ltd. out of a deposit of the
State. The margin in respect of this credit is negligible and matches the level of risk attached to this credit. The average balance of this credit amounted to
NIS 4,534 million in 2008, compared with NIS 5,445 million in 2007. Excluding the said credit, the average balance of assets in this segment amounts to NIS
118 million, compared with NIS 157 million in 2007, a decrease of 25%. The margin in this segment, including the effect of derivatives, was 0.10% in 2008, compared with 0.07% in 2007. The low margin in this segment is influenced by the volume of credit guaranteed by the State as abovementioned. The credit guaranteed by the State and the deposit of the State from which the credit is granted bear interest at a high rate. Due to their heavy weight in the assets and liabilities and the negligible interest margin on this credit, they distort the data referring to the margin in this segment.

The average of the total financial assets (excluding state-guaranteed credit to the Israel Electric Company) amounted to NIS 527 million in 2008, compared with
NIS 795 million in 2007, a decrease of 34%.

Regarding income from financing activity, it can be assumed that the policy implemented by us to reduce the activity of the Bank and the continued decline in the volume of credit will continue to negatively impact on the income from financing activity.

THE ALLOWANCE FOR DOUBTFUL DEBTS - In our allowance for doubtful debts, an amount of NIS 16.9 million was recorded as income in this item in 2008, compared with income of NIS 13.8 million in 2007 and an expense of NIS 21.7 million in
2006. In the specific allowances for doubtful debts, income of NIS 13.5 million was recorded in 2008, compared with income of NIS 7.3 million in 2007 and an expense of NIS 27.6 million in 2006. The decrease recorded in 2008 was influenced by a significant component, of NIS 8.5 million, derived from the collection of debts that had been written off in the past. This collection was derived mainly from a non-recurring receipt from the agricultural settlement segment, as a result of the sale of the holdings of the kibbutzim in the sharse of "Tnuva". The supplementary allowance for doubtful debts reflected a decrease of NIS 3.4 million in 2008, compared with a decrease of NIS 6.5 million in 2007 and NIS 5.9 million in 2006.

     The decrease in the supplementary allowance for doubtful debts is mainly due to the decrease in the volume of problematic debts in general and to the volume of non-income bearing debts in particular. This decline is gradual and has been reflected in our financial statements in recent years.

     The supplementary allowance for doubtful debts (including a general allowance for doubtful debts) amounted to NIS 41.8 million as of December 31,
2008, constituting 9.3% of the balance of the credit (excluding State-guaranteed credit to the Israel Electric Company out of the State deposit) before the aforementioned allowance, compared with an allowance of NIS 45.2 million in 2007 which constituted 7.5% of the balance of the credit. This rate is extraordinarily higher than the accepted rate in the banking system. The high rate derives mainly from the volume of the general allowance which amounts to
NIS 38.9 million. The general allowance was standard practice in the banking system until December 31, 1991 and it was based on the volume of the debt as of that date. In accordance with the provisions of the Supervisor of Banks, the aforementioned allowance remained at that volume, notwithstanding the decrease in the volume of debt in recent years. At present it constitutes 8.7% of the balance of the credit (versus 6.4% at December 31, 2007).

     Following are comparative data on the development of the overall credit risk in respect of problematic borrowers(1) (in NIS millions):

                                                                          AS AT DECEMBER 31,
                                                                           ----------------
                                                                            2008       2007
                                                                           -----      -----

Non income bearing                                                          22.1       69.7
Restructured (2)                                                            24.4       31.5
Designated for restructuring (3)                                             8.5       17.3
Temporarily in arrears                                                       1.9        8.7
Under special supervision*                                                 170.5      181.7
                                                                           -----      -----
Total balance sheet credit to problematic borrowers (1)                    227.4      308.9
Off-balance sheet credit risk in respect of problematic borrowers (1)       61.4       81.2
                                                                           -----      -----

Overall credit risk in respect of problematic borrowers (1) (4)            288.8      390.1
                                                                           =====      =====

*    Including an amount of NIS 164.5 million (NIS 169.7 million on December 31,
     2007) in respect of debts for which a specific allowance exists.

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

INCOME FROM FINANCING ACTIVITY AFTER THE ALLOWANCE FOR DOUBTFUL ACCOUNTS
amounted to NIS 100.9 million in 2008, compared to NIS 43.1 million in 2007.

OPERATING AND OTHER INCOME - This income amounted to NIS 3.0 million in 2008, compared with income of NIS 11.5 million in 2007. The decrease in this income derived mainly from the decrease in income from investments in shares which amounted to NIS 1 million in 2008 compared with NIS 8.7 million in 2007.

Revenues from operating commissions in 2008 amounted to NIS 0.6 million, compared with NIS 1.1 million in 2007, reflecting a decrease in activities customers execute through the Bank.

OPERATING AND OTHER EXPENSES - Amounted to NIS 41.4 million in 2008, compared with NIS 30.8 million in 2007. Payroll expenses amounted to NIS 19.9 million in
2008 compared with NIS 18.5 million in 2007. Regarding payroll expenses, please note that the payroll expenses of 2008 were influenced by the losses incurred by the central pension fund of the employees. The nominal losses in the pension fund amounted to NIS 2.5 million. These losses were reflected in the expenses that were incurred to supplement the severance pay. When ignoring this loss, there was actually a decrease in the payroll expenses.

Operating expenses included an expense of NIS 9.0 million in respect of early retirement, due to the retirement arrangements that were approved as part of the privatization process of the Bank.

Maintenance and depreciation expenses for 2008 amounted to NIS 2.9 million, similar in amount to 2007.

Other operating expenses amounted to NIS 9.6 million in 2008, compared with NIS
9.4 million in 2007. There was a significant decrease in the components of this item as part of the efficiency plan that was implemented by us in connection with the Run-off Plan. On the other hand, there was an increase in legal fees in connection with the privatization of the Bank and in connection with the filing requirements in the U.S.

PROVISION FOR TAXES - The provision for taxes on profits in 2008 amounted to NIS
9.5 million, compared with NIS 1.6 million in 2007. The provision for taxes derived from the fact that the losses carried forward from previous years cannot be offset against profit tax. We received tax assessments through the 2003 tax year. We have tax loss carryforwards of NIS 665 million in respect of which no deferred taxes were recorded.

The provision for taxes in 2008 was calculated on the basis of our income reported in the financial statements as of December 31, 2008, including income of NIS 48.6 million in respect of the refund of interest from the Bank of Israel from prior years. We requested from the Income Tax authorities to recognize the refund as a refund on account of the 2002 and 2003 tax years in which we had income tax losses. In the event that our request is accepted, the provision for taxes will be reduced by an amount of NIS 6.5 million. The handling of our request has not yet been completed and we are uncertain as to how this issue will be resolved.

TOTAL ASSETS

     Our total assets as of December 31, 2008 decreased to NIS 5,757 million as compared to NIS 6,483 million as of December 31, 2007 and NIS 7,516 million as of December 31, 2006. The main component of the net change in the total assets was the reduction of our credit portfolio. The above figures include a state guaranteed credit to the Israel Electric Corporation Ltd.(NIS 4,699 million as of December 31, 2008, NIS 4,963 million as of December 31, 2007 and NIS 5,671 million as of December 31, 2006), granted out of a deposit that was deposited with us by the State of Israel for that purpose.

TOTAL LIABILITIES

     Our total liabilities, not including Preference Shares, as of December 31,
2008 decreased to NIS 5,113 million as compared to NIS 5,926 million as of
December 31, 2007 and NIS 7,006 million as of December 31, 2006. The main component of the net change in the total liabilities was the reduction of our deposits, which decreased from NIS 6,923 million as of December 31, 2006 to NIS
5,855 million as of December 31, 2007 to NIS 5,049 million as of December 31,
2008 (14% decrease in the last year). The calculation of total liabilities includes a deposit of the State of Israel that was used to grant a credit guaranteed by the State of Israel to the Israel Electric Corporation Ltd., the
balance of which amounted to NIS 5,671 million as of December 2006, NIS 4,963 million as of December 31, 2007 and NIS 4,699 million as of December 31, 2008.

B.   LIQUIDITY AND CAPITAL RESOURCES

SOURCES OF FUNDS

     Our main sources of liquidity at the present time are (a) liquid cash balances, (b) Treasury deposits, and (c) any collections we obtain on existing loans to customers.

     Due to the repayment of the perpetual deposit, we had liquid cash balances of NIS 575 million as of December 31, 2008. These balances allow us to meet all of our liabilities without regard to the pace at which we realize our other assets.

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

DEPOSITS OF THE PUBLIC - Amounted to NIS 27 million as of December 31, 2008, compared with NIS 55 million as of December 31, 2007. Deposits of the public include deposits linked to the Index in an amount of NIS 9 million, compared with NIS 25 million as of December 31, 2007. These deposits are linked, long-term deposits and savings plans deposited with us prior to our having ceased accepting new deposits (August 2002). The balance of public deposits in an amount of NIS 18 million derives from deposits connected to credit.

DEPOSITS OF THE GOVERNMENT - The balance of Government deposits as of December
31, 2008 amounted to NIS 5,023 million, compared with NIS 5,319 million as of
December 31, 2007. The main component of the Government deposits is foreign currency denominated deposits, which served as the source for granting long-term loans. The balance of the Government's foreign currency deposits amounted to NIS
4,797 million as of December 31, 2008, compared with NIS 5,062 million as of
December 31, 2007. Of the total amount of government foreign currency deposits, an amount of NIS 4,699 million derives from a deposit designated to grant long-term credit to the Israel Electric Company Ltd., compared with NIS 4,963 million as of December 31, 2007. The credit and deposit have parallel terms except for a negligible margin that we have in respect of this credit. As mentioned above, to secure the credit, we also obtained a government guarantee.

Another component of these deposits is the CPI-linked deposits that were received from the Government as part of the arrangement of the kibbutzim. These deposits served as a source for rescheduling these debts. The balance of the
Government's CPI-linked deposits as of December 31, 2008 amounted to NIS 226 million, compared with NIS 257 million as of December 31, 2007. These deposits are long-term deposits paid in installments, concurrent with the period in which the arrangement loans were granted (until the end of 2013).

In respect of government deposits, in 2008 we recorded an expense of NIS 271.6 million. In 2007, we recorded income of NIS 115.2 million in respect of these deposits. This was the result of the fact that the government deposit, which serves as a source for the granting of credit to the Israel Electric Company is dollar-denominated. Due to the decrease in the exchange rate of the dollar in
2007, income was recorded in respect of this deposit, since the negative exchange rate differentials were higher than the interest in respect of the deposit.

     DEPOSITS FROM BANKS - On December 31, 2008, we repaid the balance of the credit line furnished to us by the Bank of Israel. As a result, there was no outstanding balance in this item as of December 31, 2008. As of December 31,
2007, the balance of this item was NIS 481 million, deriving from the balance of the credit line at that time.

CASH FLOW

     Our cash flow must be examined in light of the process by which we are realizing the assets of the bank.

     CASH AND DEPOSITS WITH BANKS. The balance of our deposits with banks amounted to NIS 575 million, as of December 31, 2008, compared with NIS 34 million as of December 31, 2007 and NIS 66 as of December 31, 2006. The increase is a result of the repayment of the perpetual deposit on December 31, 2008 in the amount NIS 857.8 million. All of the deposits are held with Israeli banks.
Of the said amount, an amount of NIS 574 million is deposited in deposits with maturity dates of up to seven days.

     The balance of our deposits with banks as of December 31, 2008 was comprised as follows:

     o    NIS 575.3 million short-term deposits with other banks in Israel.
          (This amount includes NIS 10.5 million, as of December 31, 2008, that are pledged to the banks in which they are deposited. These pledges were granted pursuant to the approval of the Bank of Israel and serve as collateral for our activities in derivative financial instruments with these banks.)

     o    This amount includes NIS 1.2 million long-term CPI-linked deposits.

          Cash flow from current operations in 2008 showed a surplus of NIS 53.6 million.

     Cash flow from asset operations in 2008 shows a decline in the assets in an amount equal to approximately NIS 1,308 million, resulting primarily from the repayment of our perpetual deposits in the amount of NIS 857.2 million and a decline in loans, which was approximately NIS 421 million.

     Cash flow from liabilities in 2008 showed a decline of approximately NIS
818 million in our liabilities, including deposits of the public, deposits of banks and deposits of the Government. Due to the repayment of our perpetual deposits and after we repaid the balance of the special line of credit from the
Bank of Israel, our cash balance increased to NIS 574 million as of December 31,
2008.

EQUITY CAPITAL

     Our shareholders' equity including preference shares amounted to NIS 643 million as at December 31, 2008, compared with NIS 557 million as at December
31, 2007.

     From an accounting standpoint, our preference shares are classified as a liability and are not included in our shareholders' equity. The total amount of liabilities in respect of the preference shares amounted to NIS 539 million
(compared with NIS 447 million as at December 31, 2007).

     The increase in the value of the preference share capital during 2008 derived mainly from the changes that occurred as a result of the approval of the
Compromise and Arrangement Plan pursuant to Article 350 of the Companies Law -
1999 between us and our shareholders. As part of the plan, it was stipulated that in the event that the sale of our shares Bank is consummated by December
31, 2009, the State will pay us as interest on the perpetual deposit, part of the accrued preference dividend that we will pay our shareholders, while the balance of the preference dividend will be credited to the preference shareholders from our sources. This part, in an amount of NIS 98 million, was reflected in the increase in the preference shares and a decrease in our shareholders' equity.

     Shareholders' equity at December 31, 2008 amounted to NIS 104 million, compared with NIS 110 million on December 31, 2007. The change in shareholders'
equity is comprised, among other things, of the annual income of NIS 53 million, and the difference between the revaluation of the perpetual deposit with the
Treasury which is linked to the Index and the revaluation of the preference shares that are linked to the dollar. This gap amounted to NIS 43 million in
2008 and is expressed in our capital and is reflected in the statement of changes in shareholders' equity, without it being expressed in the statement of operations. Of these amounts that increased the shareholders' equity was set-off the increase in the preference shares as a result of the dividend that will be paid from our sources, in the event that the sale of our shares is not carried out, and which amount to NIS 98 million.

     Of the total amount in respect of the preferred shares which amounted to
NIS 539 million at December 31, 2008, an amount of NIS 203 million is in respect of profit-sharing preference shares (compared with NIS 171 million as at
December 31, 2007). Until December 31, 2005, the profit-sharing preference shares were classified as part of our shareholders' equity. As a result of the implementation of Israeli Accounting Standard No. 22, they were reclassified, commencing January 1, 2006, as a liability in respect of profit-sharing preference shares (for details regarding this change, see Note 1D of our financial statements).

     This accounting change has no impact on the surplus of assets distributable to shareholders upon liquidation, on the preference order for the distribution of the balance of assets of the Bank upon liquidation and on the related rights of each class of shares. For details of these rights, see Notes 14, 15, and 16 of our financial statements.

CAPITAL ADEQUACY

     On December 31, 2008, our ratio of capital to risk assets was 18.4%, higher than the 9% minimum rate stipulated in Proper Banking Procedures and compared with 15.4% as of December 31, 2007.

     On August 1, 2008, our "banking license" expired. In his letter dated July
27, 2008, the Supervisor of Banks announced that he was exempting us from complying with part of the Proper Banking Procedure Directives, including the directive requiring us to maintain a minimum capital ratio. Our Board of
Directors also believes that this requirement is irrelevant to the Bank, especially in view of the fact that the balance of our liabilities is less than our total equity.

     It should be noted that the regulatory mandated minimum capital ratio is applied to entities operating on a regular basis, while we are currently subject to severe limitations pursuant to the Run-Off Plan.

ALLOWANCE FOR DOUBTFUL DEBTS

     The following table shows a summary of the changes in the allowance for doubtful debts for the years ended December 31, 2008, 2007 and 2006:

                                                                   2008
                                                       -----------------------------
                                                      SPECIFIC SUPPLEMENTARY
                                                     ALLOWANCE   ALLOWANCE
                                                        (1)         (2)        TOTAL
                                                       -----       -----       -----
                                                              REPORTED AMOUNTS
                                                       -----------------------------
                                                               NIS MILLIONS
                                                       -----------------------------

Balance of allowance at beginning of year              572.6        45.2       617.8
                                                       -----       -----       -----

Current allowances                                       4.1           -         4.1
Reduction in allowances                                 (9.1)       (3.4)      (12.5)
Collection of debts written-off in previous years       (8.5)          -        (8.5)
                                                       -----       -----       -----
Amount charged to the income statement                 (13.5)       (3.4)      (16.9)
                                                       -----       -----       -----

Debts written-off(3)                                   (28.0)          -       (28.0)
                                                       -----       -----       -----

Balance of allowance at end of year                    531.1        41.8       572.9
                                                       =====       =====       =====

Amount of allowance not deducted from credit
 to public                                               0.1           -         0.1
                                                       -----       -----       -----

                                                                  2007
                                                       -----------------------------
                                                      SPECIFIC  SUPPLEMENTARY
                                                     ALLOWANCE    ALLOWANCE
                                                        (1)         (2)       TOTAL
                                                       -----       -----       -----
                                                             REPORTED AMOUNTS
                                                       -----------------------------
                                                               NIS MILLIONS
                                                       -----------------------------

Balance of allowance at beginning of year              658.3        51.7       710.0
                                                       -----       -----       -----
Current allowances                                      13.1           -        13.1
Reduction in allowances                                (19.6)       (6.5)      (26.1)
Collection of debts written-off in previous years       (0.8)          -        (0.8)
                                                       -----       -----       -----
Amount charged to the income statement                  (7.3)       (6.5)      (13.8)
                                                       -----       -----       -----

Debts written-off(3)                                   (78.4)          -       (78.4)
                                                       -----       -----       -----

Balance of allowance at end of year                    572.6        45.2       617.8
                                                       =====       =====       =====
Amount of allowance not deducted from credit
 to public                                               1.3           -         1.3
                                                       -----       -----       -----

                                       56

                                                                  2006
                                                       -----------------------------
                                                      SPECIFIC SUPPLEMENTARY
                                                     ALLOWANCE   ALLOWANCE
                                                        (1)         (2)        TOTAL
                                                       -----       -----       -----
                                                             REPORTED AMOUNTS
                                                       -----------------------------
                                                               NIS MILLIONS
                                                       -----------------------------

Balance of allowance at beginning of year              675.6        57.6       733.2
                                                       -----       -----       -----
Current allowances                                      40.8           -        40.8
Reduction in allowances                                (12.0)       (5.9)      (17.9)
                                                       -----       -----       -----
Collection of debts written-off in previous years       (1.2)          -        (1.2)
                                                       -----       -----       -----
Amount charged to the income statement                  27.6        (5.9)       21.7
                                                       -----       -----       -----

Debts written-off(3)                                   (44.9)          -       (44.9)
                                                       -----       -----       -----
Balance of allowance at end of year                    658.3        51.7       710.0
                                                       =====       =====       =====
Amount of allowance not deducted from credit
 to public                                               1.9           -         1.9
                                                       -----       -----       -----

(1)  Not including allowance for interest on non-income bearing loans.

(2)  Including a general allowance in accordance with Bank of Israel directives in the total amount of NIS 38.9 million (as of December 31, 2007 - NIS 38.9 million; as of December 31, 2006 - NIS 38.9 million).

(3)  Less collection of debts written off in previous years.

     The following table summarizes the balance of overall credit risk of problem loans in 2008, 2007 and 2006 and the allowance for doubtful debts relating to them:

                                                                AS OF DECEMBER 31
                                                     ----------------------------------------
                                                                IN MILLIONS OF NIS
                                                     ----------------------------------------
                                                       2008            2007            2006
                                                     --------        --------        --------

Overall Credit Risk of Problem Loans                    288.8           390.1           583.2
Annual Expense for Allowance for Doubtful Debts         (16.9)          (13.8)           21.7
Percentage of Annual Expense for Allowances for
Doubtful Debts out of Overall Credit of Problem
Loans                                                    (5.8)%          (3.5)%           3.7%

C.   OFF-BALANCE SHEET ARRANGEMENTS (GUARANTEE ARRANGEMENTS AND OTHER
     COMMITMENTS)

     In the normal course of our business, prior to the liquidity crisis we experienced in the third quarter of 2002, we engaged in several types of off-balance sheet arrangements to meet the financing needs of our customers, including various types of guarantees, commitments to extend credit and letters of credit. The following table summarizes the balances of these arrangements as of December 31, 2008 and 2007:

                                       DECEMBER 31     DECEMBER 31
                                          2008            2007
                                       ----------      ----------
                                            IN MILLIONS OF NIS
                                       --------------------------

TRANSACTIONS THE BALANCE OF WHICH
 REPRESENTS A CREDIT RISK -
Guarantees securing credit                  122.7           157.9
Guarantees to home purchasers                15.8            17.9
Other guarantees and liabilities              4.1             4.6

     Our income and expenses from the above types of off-balance sheet financial instruments for the past two years were as follows:

                                                    IN MILLIONS OF NIS
                                                --------------------------
                                                   2008            2007
                                                ----------      ----------

Income from guarantees issued by us                    0.9             1.7
Expenses on guarantees issued in our favor               -               -

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

OTHER CONTINGENT LIABILITIES AND COMMITMENTS

     During 2003, we signed a rental agreement in respect of our office premises for the period ending in August 2009. The annual rental payment and management fees in respect of this commitment, which are linked to the CPI, in respect of the period January 1, 2009 to August 31, 2009 amount to NIS 0.8 million. In July
2009, we signed a new rental agreement for smaller offices. This agreement is for a period of two years, until August 2011, with an option to renew for an additional year. We have the right to cancel the rental agreement beginning on
April 1, 2010, with advance notice of 4 months. The annual rental payment and management fees in respect of this commitment, which are linked to the CPI, in respect of the period from August 1, 2009 to July 31, 2010 amount to 0.4 NIS million.

     As of January 1, 2004 we have outsourced our computer services, according to which we signed an agreement to receive computer services for a period of five years. As part of the agreement, the company with which we signed the agreement undertook to provide us with ongoing management and operational services of our information systems, operation and maintenance of hardware, computers, peripheral equipment, communications and infrastructure software, operation and maintenance of applications, making changes and adjustments to the information systems, data security, etc. During 2008, this agreement was extended for a period of three additional years until December 10, 2011.
Commencing on January 1, 2010, we have the option of terminating the commitment upon six months' advance notice. The cost of the computer services for 2009 will amount to NIS 3.0 million.

     During 2006, we signed an agreement to receive storage and archive services for a period of four years, ending at the end of April 2010. The annual cost is estimated at NIS 78 thousand.

     We have granted to our officers, directors and others, various indemnification agreements. For a description of certain indemnification agreements granted to our directors and senior officers, see "Item 6. Directors,
Senior Management and Employees." For a description of certain indemnification agreements granted to employees and others, see Note 18A to our financial statements under Item 17.

DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY PERIODS

A.   VOLUME OF OPERATIONS

1.   Stated amount of derivative instruments ALM (1)

                                        DECEMBER 31, 2008                DECEMBER 31, 2007
                                    --------------------------      --------------------------
                                    CPI/SHEKEL       FOREIGN        CPI/SHEKEL       FOREIGN
                                     INTEREST       CURRENCY         INTEREST        CURRENCY
                                     CONTRACTS      CONTRACTS        CONTRACTS       CONTRACTS
                                    ----------      ----------      ----------      ----------
                                         REPORTED AMOUNTS                REPORTED AMOUNTS
                                    --------------------------      --------------------------
                                   NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                    ----------      ----------      ----------      ----------

Forward contracts                         36.4            83.8            30.4            17.0
                                    ----------      ----------      ----------      ----------

Total                                     36.4            83.8            30.4            17.0
                                    ==========      ==========      ==========      ==========

2.   Gross fair value of derivative instruments ALM (1)

                                        DECEMBER 31, 2008                DECEMBER 31, 2007
                                    --------------------------      --------------------------
                                    CPI/SHEKEL       FOREIGN        CPI/SHEKEL       FOREIGN
                                     INTEREST       CURRENCY         INTEREST        CURRENCY
                                     CONTRACTS      CONTRACTS        CONTRACTS       CONTRACTS
                                    ----------      ----------      ----------      ----------
                                         REPORTED AMOUNTS                REPORTED AMOUNTS
                                    --------------------------      --------------------------
                                   NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                    ----------      ----------      ----------      ----------

Gross positive fair value                  0.4               -               -              0.5
Gross negative fair value                    -             1.1            (0.6)               -
                                    ----------      ----------      ----------       ----------

Total                                      0.4             1.1            (0.6)             0.5
                                    ==========      ==========      ==========       ==========

B.   DERIVATIVE INSTRUMENTS CREDIT RISKACCORDING TO THE OPPOSITE PARTY TO THE
     CONTRACT

                                                                        DECEMBER 31, 2008
                                                            ------------------------------------------
                                                                         REPORTED AMOUNTS
                                                            ------------------------------------------
                                                                          NIS MILLIONS
                                                            ------------------------------------------
                                                              BANKS       CENTRAL BANKS       TOTAL
                                                            ----------      ----------      ----------

Gross positive fair value of derivative instruments                0.4               -             0.4
Off-balance sheet credit risk in
 respect of derivative instruments (2)                            12.0               -            12.0
                                                            ----------      ----------      ----------

Total credit risk in respect of derivative instruments            12.4               -            12.4
                                                            ==========      ==========      ==========

                                                                        DECEMBER 31, 2007
                                                            ------------------------------------------
                                                                         REPORTED AMOUNTS
                                                            ------------------------------------------
                                                                          NIS MILLIONS
                                                            ------------------------------------------
                                                              BANKS       CENTRAL BANKS       TOTAL
                                                            ----------      ----------      ----------

Gross positive fair value
 of derivative instruments                                         0.5               -             0.5
Off-balance sheet credit risk in
 respect of derivative instruments (2)                             4.7               -             4.7
                                                            ----------      ----------      ----------
Total credit risk in respect of
 derivative instruments                                            5.2               -             5.2
                                                            ==========      ==========      ==========

(1)  Derivatives comprising part of the asset and liability management of the
     Bank, not designated for hedging purposes.

(2)  Off-balance sheet credit risk relating to derivative instruments (including those with a negative fair value) as computed for limitation on individual borrower indebtedness.

     As of December 31, 2008, deposits with banks in the amount of NIS 10.5 million have been pledged by the Bank in favor of those banks (December 31, 2007
- NIS 10.0 million). The Bank of Israel gave its consent to the pledge, which serves as collateral for transactions in derivative financial instruments with those banks.

C.   MATURITY PERIOD - STATED AMOUNTS AT YEAR-END

                                                                    DECEMBER 31, 2008
                                                        ------------------------------------------
                                                                     REPORTED AMOUNTS
                                                        ------------------------------------------
                                                                      FROM 3 MONTHS
                                                      UP TO 3 MONTHS     TO 1 YEAR        TOTAL
                                                        ----------      ----------      ----------
                                                       NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                                        ----------      ----------      ----------

CPI/Shekel interest contracts                                 36.4               -            36.4
Foreign currency contracts                                    83.8               -            83.8
                                                        ----------      ----------      ----------

Total                                                        120.2               -           120.2
                                                        ==========      ==========      ==========

                                                                    DECEMBER 31, 2007
                                                        ------------------------------------------
                                                                     REPORTED AMOUNTS
                                                        ------------------------------------------
                                                                      FROM 3 MONTHS
                                                      UP TO 3 MONTHS     TO 1 YEAR        TOTAL
                                                        ----------      ----------      ----------
                                                       NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                                        ----------      ----------      ----------

CPI/Shekel interest contracts                                 20.3            10.1            30.4
Foreign currency contracts                                    17.0               -            17.0
                                                        ----------      ----------      ----------

Total                                                         37.3            10.1            47.4
                                                        ==========      ==========      ==========

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

ALLOWANCE FOR DOUBTFUL DEBTS RELATING TO OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

     Our allowance for doubtful debts relating to off-balance sheet financial instruments was NIS 0.1 million in 2008 compared with NIS 1.3 million for 2007 and 1.9 for 2006.

MATURITY PROFILE OF OUR CONTRACTUAL OBLIGATIONS

     The following table sets forth as of December 31, 2008 the maturity profile of our contractual obligations.

                                                              AS OF DECEMBER 31, 2008
                                                    PAYMENTS DUE BY PERIOD - IN MILLIONS OF NIS
                                                                                                        WITHOUT
                                               LESS THAN 1                                              MATURITY
                                    TOTAL         YEAR       1-3 YEARS     4-5 YEARS    OVER 5 YEARS      DATE
                                  --------      --------      --------      --------      --------      --------

CONTRACTUAL CASH OBLIGATIONS
Subordinated Debt*                 7,904.5         618.0       1,174.3       1,153.9       4,885.4          62.9
                                  ========      ========      ========      ========      ========      ========

CONTINGENT LIABILITIES AND
COMMITMENTS
Rental Agreement                       0.7           0.7             -             -             -             -
IT Outsource Contract                  7.8           2.6           5.2             -             -             -
Stated Amount of Derivative
Instruments                          120.2         120.2             -             -             -             -
                                  --------      --------      --------      --------      --------      --------

Total Contingent Liabilities
and Commitments                      128.7         123.5           5.2             -             -             -
                                  ========      ========      ========      ========      ========      ========

* Not including Preferred Shares (see Note 1.D to our financial statements in
Item 17).

     In the above table, the future cash flows are presented in respect of the liabilities in accordance with the remaining period to the contractual maturity date of each cash flow.

     Out of the total contractual cash obligations set forth in the table above,
NIS 7,411.9 million (included in subordinated debt) stems from the repayment of the State of Israel's deposit which served for the granting of a credit guaranteed by the State of Israel. The maturity profile of the payments due with respect to the deposit is as follows:

         Less than one year         NIS 535.4 million

         1-3 years                  NIS 1,059.7 million

         4-5 years                  NIS 1,044.9 million

         More than 5 years          NIS 4,771.9 million

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

     At present, it is impossible to assess if and when the sale of our shares pursuant to the Arrangement Plan will reach fruition and what the impact will be on the Bank if the sale of our shares does not take place.

     The financial statements have been prepared under the going concern assumption since there is no substantial doubt as to our ability to continue operating as a going concern and since our liquidation is not deemed imminent.
Nevertheless, in future accounting periods we may need to change the basis of presentation of our financail statements to liquidation basis.

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

     In each of the critical issues detailed below, our Management makes use of the best information it has in its possession. Our board of directors and management are of the opinion that the estimates and assessments applied in the preparation of the financial statements are appropriate.

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

     Our Management and Board of Directors use outside appraisers and valuators in order to obtain an indication of the value of the collateral. For example, the assessment of the collateral that pertains to real estate is usually done by outside appraisers who conduct appraisals for us. The value that is used for the provisions required for doubtful debts is usually lower than the market value of the real estate, due to the constraints of quick realization and the tax that would apply (if at all) upon the realization of the real estate.

     The amount that can be collected from the debtors is based, therefore, on estimates which, by their nature, are subjective. The dependency on these estimates cannot guarantee that the amount actually collected will be in accordance with the assessment.

     The total balance of the monetary debt (excluding off-balance sheet items)
of the debtors in respect of which there is a provision for doubtful debts amounted to NIS 206 million as of December 31, 2008 (NIS 252 million as of
December 31, 2007).

     Our Management classifies problematic debts on the basis of the classifications and criteria set out in the Provisions of Proper Banking
Procedure Directives. The classification of debts is sometime subjective (such as the distinction between a debt that is temporarily in arrears versus one that is in arrears, and the classification of a debt under special supervision).
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

     In its letter dated January 25, 2009, the Bank of Israel notified us that we are exempt from making supplementary and general provisions for doubtful debts in accordance with the directives of the Bank of Israel. Our Board of
Directors decided to make the abovementioned provisions in accordance with the provisions for reporting to the public, as set out above. During 2009, the Board of Directors will reassess this policy, taking into consideration economic developments and developments relating our continued operations.

     The amount of the credit to the public in the financial statements is after deduction of the supplementary allowance and the general allowance for doubtful debts, the total balance of which as of December 31, 2008 is NIS 41.8 million
(December 31, 2007 - NIS 45.2 million), comprising 9.3% of credit to the public
(excluding the credit to the Israel Electric Company, guaranteed by the State from the State's deposit) before the aforementioned provision, compared with
7.5% as of December 31, 2007.

FAIR VALUE OF SECURITIES - All of the securities held by us are classified as available for sale securities. Marketable securities are presented in the financial statements at fair value. The fair value of the marketable securities is determined on the basis of the stock exchange price as of the balance sheet date. The balance of marketable securities at market value as of December 31,
2008 was NIS 29 million (on December 31, 2007 - NIS 34 million). This data does not necessarily reflect the price that will be obtained on the sale of a large number of the securities.

CONTINGENT LIABILITIES - There are a number of legal suits pending against us.
Each of the suits is handled by an outside attorney. These attorneys provide us with their assessments of the probability that the risk involved in the suit will be realized. In respect of suits, the probability of which the attorneys believe to be remote or possible, we do not usually set up a provision in respect of the risk involved.

Regarding suits which the attorneys handling the cases believe will not be rejected or cancelled, we set up an appropriate provision.

The opinions of our legal counsel are received quarterly, and our management updates the provisions when necessary.

There is no certainty that the final results of the suits will be in accordance with the aforementioned assessments.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

IDENTITY OF DIRECTORS

     The name, age and position of each member of our Board of Directors as of
September 8, 2009, and the month and/or year his or her tenure began, are set forth in the following table:

NAME                               AGE     POSITION WITH REGISTRANT                 HOLDS POSITION SINCE
----                               ---     ------------------------                 --------------------

Dr. Raanan Cohen(1,3,4,12)         68      Chairman of the Board of
                                           Directors of the Bank                    August 2002

Richard Armonn(1,4,5)              74      Deputy Chairman of the Board of
                                           Directors of the Bank                    1971(6)

Avi Olshansky(1,4,8)               72      Director                                 November 1997

Yacob Eizner(2,4,8)                62      Director                                 October 2002

Shulamit Eshbol(2,3,9,14)          43      Director                                 November 2002

Yeheskel Beinisch(2,3,9,15)        67      Director                                 November 2002

Moshe Gavish(1,3,9,16)             60      Director                                 November 2002

Ehud Green (2,3,4,10)              54      Director                                 December 2002

Aharon Hildesheimer(1,2,11)        66      Director                                 March 2006

Ben-Zion Dagan(3,4,7,13)           75      Director                                 July 2002

Shlomith Zuta(17)                  49      Director                                 September 2009

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

(9)  Appointee of State of Israel.

(10) Outside director re-elected by our shareholders at the annual general meeting of the shareholders on March 22, 2006 in accordance with the
     Companies Law. Did not serve as a director from December 25, 2005 until
     March 21, 2006. Tenure ended March 22, 2009.

(11) Outside director elected by our shareholders at the annual general meeting of the shareholders on March 22, 2006 in accordance with the Companies Law.
     Tenure ended March 22, 2009 and was renewed on September 8, 2009.

(12) Dr. Raanan Cohen is not a director appointed by the holders of our Ordinary
     A Shares. He was appointed to the Board of Directors by the other members of the Board of Directors. Under our Articles of Association, a director so appointed by the other directors automatically becomes Chairman of the
     Board.

(13) Tenure ended March 18, 2008.

(14) Tenure ended November 13, 2008.

(15) Did not serve as a director from November 13, 2008 until January 14, 2009.

(16) Did not serve as a director from November 13, 2008 until December 25, 2008.

(17) Outside director elected by our shareholders at the special general meeting of the shareholders on September 3, 2009 in accordance with the Companies
     Law

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
Since 1997, he has worked as a financial and economic adviser and since 2003, as
Chairman of A.Olshansky Consulting Ltd. From 1978 to 1991, Mr. Olshansky also served in various positions at Bank Hapoalim B.M., including as Vice President,
Deputy Managing Director, Senior Executive Vice-President and joint Managing
Director. From 1991 to 1997, he served as Chairman of the Board of Clal (Israel)
Ltd., that operated companies in the insurance, industry, commerce and construction fields. Until June 2006, Mr. Olshansky served as a director of
Azorim Investment Development and Construction Company Ltd. Mr. Olshansky is a
director of the following companies: Camel Grinding Wheels Sarid Ltd., Tzora
Active System Ltd. and a member of the Investment Committee of the provident and participating pension fund of Harel Insurance Ltd.

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
Beinisch-Law office. Mr. Beinisch is a director of Kaman Capital Ltd. and was a director of Card Guard AG (Switzerland) until April 2004.

     MOSHE GAVISH, DIRECTOR. Mr. Gavish has been a director since November 2002.
He is an appointee of the State of Israel. Mr. Gavish is a member of our
Administration Committee and Financial Statement Review Committee. From 1989 to
1993, he served as Commissioner of the Income Tax and Property Tax Authority and
from 1994 to 2000, as General Manager of Mercantile Discount Bank. Since 2000,
he has practiced law and advised companies independently. Mr. Gavish is a director in Afikim Hashkaot G.G. (2000) Ltd., Darkei Energy Ltd., Innoventions
and Allium and is the Chairman of the Israel Broadcasting Authority.

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

     DR. SHLOMITH ZUTA, DIRECTOR. Dr. Zuta was appointed as a director on
September 3, 2009. She is a member of our Audit Committee and Financial
Statement Review Committee. Dr. Zuta is an outside director. Dr.Zuta holds
Masters and Doctorate degrees in Finance from New York University and Masters
(Operations Research) and Bachelor of Science (Theoretical Mathematics) degrees from Tel Aviv University. She serves as an adviser to various entities. Dr. Zuta has served as a director of Union Bank and Tsur Shamir and as the head economist of the Israel Securities Authority. She served as a member of the Investment committee of the Makefet Fund and Tel Aviv University. Dr. Zuta is a director of the following companies:Sela Capital Real Estate Ltd., Analyst Provident Funds
Ltd. and Mercantile Mutual Funds Ltd.

     For further information regarding the directors having accounting and financial expertise, as defined in the Companies Law, see below in this Item 6.

IDENTITY OF OFFICERS

     The name, age and position of each of our executive officers, as of
September 8, 2009, and the month and year his or her tenure began, are set forth in the following table:

NAME                       AGE     POSITION WITH REGISTRANT                   HELD POSITION SINCE
----                       ---     ------------------------                   -------------------

Dr. Raanan Cohen(1)        68      Chairman of the Board                      August 2002

Uri Galili(2)              64      General Manager                            July 2002

Arieh Savir(3)             63      Deputy General Manager                     September 2002

Rimon Shmaya(4)            60      Comptroller                                April 2001
                                   Comptroller & Financial Risks Manager      January 1998
                                   Member of the Management                   May 1996

Nathan Dekel(5,8)          58      Operations & Controls Manager              April 2004
                                   Operations Manager                         July 1999
                                   Member of the Management                   August 1990

Michael Warzager(6)        54      General Counsel                            March 1998

Itzhak David(7)            54      Internal Auditor                           November 2002

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

     (8) Mr. Nathan Dekel ceased his employment with the Bank as of August 31,
2009.

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

     Each holder of Ordinary A Shares is entitled to appoint one director for every 1,015 Ordinary A Shares held by such holder, and each group of shareholders (who together hold 1,015 or more Ordinary A Shares) is entitled to appoint one director for every 1,015 Ordinary A Shares held. As a result, the
Government of Israel currently has the right to appoint seven directors, Bank
Leumi le-Israel B.M. currently has the right to appoint three directors, Israel
Discount Bank Ltd. currently has the right to appoint one director and Bank
Hapoalim B.M. currently has the right to appoint one director. However, we have been advised by Bank Hapoalim B.M. that pursuant to an agreement between Bank
Hapoalim B.M. and certain other holders of Ordinary A shares (which holders together have 500 Ordinary A Shares), Bank Hapoalim B.M. is entitled to the rights attached to such other voters' shares for the purpose of appointing directors. By virtue of this agreement, by combining its own shares and the shares of the other holders party to the agreement, Bank Hapoalim B.M. is entitled to appoint one additional director. The directors appointed by the
State of Israel serve three year terms. The outside directors are appointed for three year terms. The term of our last outside directors expired in March 2009 and from that date there were no outside directors serving in our Board. We recently received the particulars of the State of Israel's candidate for serving as an outside director and the appointment of both outside directors (Dr.
Shlomit Zuta and Mr. Aharon Hildesheimer) was approved by the general meeting on
September 3, 2009. The directors who are appointed by the banks serve as such until removed by the appointing bank.

     Due to the sharp reduction in our activities and in the number of our employees, the State of Israel and the three banks agreed to reduce, in a recprocal manner, the number of their representatives on the Board. The State of
Israel agreed to reduce its Board members to 4, Bank Leumi le-Israel B.M. agreed to reduce its Board members to 2, Israel Discount Bank Ltd. agreed to reduced it representatives to 1 and Bank Hapoalim B.M. agreed to reduce its members on the
Board to 1.These reduced numbers include the outside directors who are appointed at the recommendations of the State of Israel and the three banks.

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

     Pursuant to the Companies Law, if at the time that an outside director is to be appointed, all the other members of the Board of Directors are of the same gender, then the appointed outside director shall be of the opposite gender. The term of our last outside directors expired on March 23, 2009. At that time, all of the members of our Board were male. In accordance with the above arrangement, we approached our major sharehoders requesting of them to provide us, in advance, with their candidates for the posts of outside directors that have been vacated. According to the consent reached among the above three banking groups, their candidate will be the same outside director who was previously appointed with their recommendation, so that his term will be renewed for three more years. In light of the fact that this director is a male, and in order to abide by the above provision of the Companies Law, the State of Israel's candidate to serve as the other outside director must be a female, and she must be appointed first. We recently received the particulars of the State of Israel's candidate for serving as an outside director and the appointment of both outside directors, Mr. A. Hildesheimer and Dr. S. Zuta, was approved by our general meeting on September 3, 2009.

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

COMPENSATION OF DIRECTORS AND OFFICERS

     The aggregate amount of remuneration that we paid to all directors and executive officers as a group during the year ended December 31, 2008 was NIS
4,931,000 and we set aside and made provisions of NIS 2,038,000 to provide severance pay, retirement or similar benefits for our directors and executive officers.

     Pursuant to resolutions of our Board of Directors and Audit Committee, dated July 30, 2008, beginning on March 6, 2008, the annual compensation paid to our directors was NIS 42,000, plus V.A.T., paid on a monthly basis. This annual compensation is linked to the CPI for the month of December 2007 and as of
February 2009 stood at NIS 43,596.

     In addition, our directors receive compensation for each plenum or committee meeting attended. The amount of compensation paid for plenum and committee meetings is also linked to the CPI for th emonth of December. Our directors receive as of March 6, 2008, NIS 2,200 plus V.A.T. for each plenum and committee meeting attended. This compensation stood at NIS 2,284 as of February
2009.The amounts set forth in the preceding two paragraphs are after a 12%
reduction in compensation pursuant to a resolution of the Board on October 1,
2002, which resolution was made in light of our financial situation. In addition, the amounts set forth in the preceding two paragraphs do not apply to our Chairman of the Board, who receives a monthly salary in accordance with his employment contract.

     The following chart sets forth, on an individual basis, the compensation paid to our executive officers:

A.   Compensation for the year 2008

                                   Severance     Additional
    Name               Salary        Pay(1)        Amounts           Total
    ----              --------      --------      --------         --------
                                     IN THOUSANDS OF NIS
                      -----------------------------------------------------

Raanan Cohen               629           262           108              999
Uri Galili                 746           265            93            1,104
Arieh Savir                636           235            70              941
Nathan Dekel               633           239            62              934
Rimon Shmaya               628           231            64              923
Michael Warzager           622           148           147(2)           917
Itzhak David               340           106             -              446

     (1)  Includes severance pay, provident fund, pension, national insurance, further education allowance, vacation pay, and provisions for unutilized sick leave and vacation benefits..

     (2)  Includes an amount of NIS 90 thousand paid in January 2009.

B.   Remuneration in connection with the early retirement agreement approved in connection with the privatization of the Bank (included in early retirement expenses):

                                             Amount
                                              In NIS
                                            thousands
                                            ---------

Raanan Cohen                                   311
Uri Galili                                     365
Arieh Savir                                    310
Nathan Dekel*                                  377
Michael Warzager*                              386
Rimon Shmaya*                                  223
Itzhak David                                   266

*    The remuneration will be paid only in the event of dismissal or resignation treated as dismissal (resignation in the event of the liquidation of the
     Bank, privatization, or after January 1, 2010).

     For a description of the severance pay agreements with our senior executives, see Notes 18.A.2 and 18.A.4 to our financial statements.

     Commencing on July 15, 2002, Mr. U. Galili has served as our General
Manager. Commencing on August 14, 2002, Dr. Ra'anan Cohen has served as our
Chairman of the Board of Directors. On September 1, 2002, Mr. A. Savir joined the Bank's management. Mr. Savir serves as Deputy General Manager and as our
Credit Supervisor.

     During 2008, our Board of Directors decided to extend the tenure of Messrs.
A. Galili, Dr. R. Cohen, and A. Savir until the earliest of December 31, 2009, the date on which the Bank is privatized or commencement of liquidation proceedings. The extension of the terms of employment of Dr. R. Cohen until that date was also ratified by our General Meeting.

     On May 4, 2008, the Supervisor of Wages and Labor Agreements at the Finance
Ministry approved the decisions of our institutions which had been passed back in 2007 whereby the Chairman of the Board, the General Manager and the Deputy
General Manager are entitled upon conclusion of their tenure (with the conclusion of tenure including the transfer of control of the Bank) to additional severance pay (beyond the amounts provided for them to managers insurance policies and/or pension funds) at a rate of one month's salary for every year of service and the relative part of a month in respect of each part of a year. During 2008, in connection with the early retirement plan and the plan for the privatization of the Bank, our institutions approved that Messrs.
A. Galili, Dr. R. Cohen, and A. Savir shall be entitled upon termination of their tenure to redemption of three months' advance notice, in lieu of actual notice of three months as stipulated in their employment agreements and to a three-month period of paid acclimation time, with the redemption thereof based on their monthly salaries at the time of the termination of the tenure. The decision of our institutions was also ratified by the Supervisor of Wages and
Labor Agreements at the Finance Ministry. The total cost of the benefits that were approved for all of the three amounts to NIS 2.1 million as of December 31,
2008. In respect of this liability, we set up an appropriate provision in its accounting records.

     During 2006, the employment contracts of three senior employees employed under "personal contracts" were amended so as to apply to such contracts the terms of termination that apply to the employees who are employed under the
Bank's collective agreements. During 2008, the institutions of the Bank ratified the application to these contracts of the terms of the collective agreement dated November 16, 2008. The application of the terms of the collective agreements to the aforementioned three employees was ratified by the Supervisor of Wages and Labor Agreements at the Finance Ministry.

     In respect of these liabilities, amounting at December 31, 2008 to NIS 7.7 million (December 31, 2007 - NIS 6.7 million), there is an appropriate provision included in the reserve for severance pay.

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

BOARD PRACTICES

     During 2008, our Audit Committee was composed of Yeheskel Beinisch, who served as the Audit Committee Chairman, Yacob Eizner, Shulamit Eshbol, Ehud
Green and Aharon Hildesheimer. The Audit Committee operates pursuant to the
Audit Committee procedures, which were ratified by our Board of Directors. The primary functions and responsibilities of the Audit Committee, are as follows:

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

     During 2008, our Administration Committee was composed of Dr. Raanan Cohen,
Richard Armonn, Avi Olshansky, Moshe Gavish and Aharon Hildesheimer. The
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

     During 2008, our Credit Committee was composed of Dr. Raanan Cohen, Richard
Armonn, Avi Olshansky, Yacob Eizner, Ehud Green and Ben-Zion Dagan. The Chairman
is Richard Armonn. The primary functions and responsibilities of the Credit
Committee are as follows:

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

     During 2008, our Financial Statement Review Committee was composed of Dr.
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

     Our Board of Directors also decided that the appropriate minimum number of these directors on the Audit Committee and the Financial Statement Review
Committee is one. As of June 1, 2009, the Bank has seven directors with accounting and financial skills/expertise on its Board of Directors. It has three such directors on the Audit Committee and three such directors on the
Financial Statement Review Committee. The directors having accounting and financial skills/expertise and the facts that support them as such are as
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

DR. SHLOMITH ZUTA: Member of the Audit Committee and the Financial Statement
Review Committee. Dr. Zuta was appointed as a director on September 3, 2009.
Dr.Zuta holds Masters and Doctorate degrees in Finance from New York University and Masters (Operations Research) and Bachelor of Science (Theoretical
Mathematics) degrees from Tel Aviv University. She serves as an adviser to various entities. Dr. Zuta has served as a director of Union Bank and Tsur
Shamir and as the head economist of the Israel Securities Authority. She served as a member of the Investment committee of the Makefet Fund and Tel Aviv
University. Dr. Zuta is a director of the following companies:Sela Capital Real
Estate Ltd., Analyst Provident Funds Ltd. and Mercantile Mutual Funds Ltd.

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

EMPLOYEES

     As of September 1, 2009, we had 25 employees, as follows:

     Personnel/Training Staff                   1
     Compliance and Auditing                    1
     Officers                                   5
     Professional Staff                         7
     Support Staff                             11

     All of our employees and officers reside in Israel and work at our offices in Tel Aviv.

     The reduction in our operations pursuant to the Run-Off Plan was accompanied also by a reduction in our staff. The number of our employees as of
December 31, 2008 is about 21% of the number that were employed on December 31,
2002.

     13 of our employees as of December 31, 2008 are subject to collective employment agreements entered into between us, the General Federation of Labor and our employees' committee.

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

     We are a "mixed company" as defined in the Government Companies Law and the opinion of the Commissioner of Wages and Labor Agreements in the Ministry of
Finance is that the above Basic Budget Law applies to us. On November 16, 2008, a new collective agreement was signed by us, the Histadrut and the Bank's workers committee, in connection with the termination arrangements of employees who are employed under the Bank's collective agreements. This agreement was approved by the Supervisor of Wages and Labor Agreements at the Finance Ministry
and it replaces the previous collective agreements that regulated the terms of termination of these employees.

     The agreement of November 16, 2008 sets forth the right of management to dismiss employees as part of the reduction in our activity, extends the validity of the reductions that were agreed to in the past in connection with the wages of the employees and the fringe benefits to which they are entitled, and grants various benefits to employees in the event of dismissal (including resignations to be treated as dismissals). According to the agreements, there are two termination tracks for dismissed employees: a severance track and a pension track. A dismissed employee in the pension track is one whose seniority is at least 20 years and who is at least 50 years old and who, upon dismissal is entitled to early pension. A dismissed employee who does not meet these two conditions together, belongs to the severance track, in which he is entitled to enhanced severance pay. In the event of the privatization or liquidation of the
Bank and/or if the privatization is not implemented by December 31, 2009, then immediately thereafter, employees are allowed to resign and be treated as if they had been dismissed, but we have the right to require the employee to continue working for an additional period of time. According to the agreement, part of the termination payments to the employees will be deposited in trust with a trust company. For this purpose, we engaged the trust company of an
Israeli bank which will serve as trustee. The collective agreement of November
16, 2008 will be in effect until the termination of the last employee to which the agreement applies. The waivers and part of the benefits set forth in the aforementioned collective agreements also apply and/or will apply to some of the employees of the Bank who are employed under personal contracts.

     We recorded the necessary provisions to cover the agreement. As of December
31, 2008, the balance of the provision in respect of the severance pay to be paid to the employees amounts to NIS 21.1 million (excluding payroll tax), compared with an amount of NIS 18.2 million as of December 2007.

SHARE OWNERSHIP

     None of our directors or executive officers own any of our shares. We do not have any arrangements, including stock option plans, which provide for the issuance of our securities to our directors or officers.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

RELATIONSHIP OF THE BANK TO THE GOVERNMENT OF ISRAEL

     As of December 31, 2008, the State of Israel held approximately 80.2% of our equity and approximately 45.78% of our outstanding voting rights and had the right to appoint approximately 50% of the directors (based upon the actual number of directors the State of Israel is entitled to appoint out of the total number of directors that may be appointed by the shareholders). Directors appointed by both the Ministry of Finance and the Ministry of Industry, Trade
and Employment are members of our Board of Directors.

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

     During the last several years, the State of Israel has purchased our D
Shares and DD Shares in off-floor transactions. The shares that were purchased in the years 2007 and 2008 and their purchase prices were as follows:

                          2008                                                                  2007
-------------------------------------------------------------      ---------------------------------------------------------------
                                                     PURCHASE                                                             PURCHASE
          NUMBER OF                                  PRICE PER                   NUMBER OF                               PRICE PER
CLASS OF   SHARES              HOLDING %             SHARE (IN     CLASS OF       SHARES              HOLDING %          SHARE (IN
SHARES    PURCHASED       OF PURCHASED SHARES       US DOLLARS)     SHARES       PURCHASED       OF PURCHASED SHARES     US DOLLARS)
------    --------      -----------------------      --------      --------      --------      -----------------------    --------
                           IN         IN VOTING                                                   IN        IN VOTING
                         EQUITY         RIGHTS                                                  EQUITY        RIGHTS
                 -      --------       --------                                                --------       --------

D               30             -              -            90             D           290          0.01%             -          90

DD             245          0.34%             -         1,000            DD           308          0.44%             -       1,000

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

     During the past year, we conducted examinations and verifications which revealed that, of the 3,429 D Shares (par value $100 each) and the 1,901 DD
Shares (par value $1,000 each) registered in the name of the State in our
Agent's registry in the United States but not registered in our books and not reported by us, 2,636 D Shares and 1,306 DD Shares should be transferred and registered in the name of the State in our books (and at the same time removed from the registry in the United States). At its meeting on February 26, 2008, our Board of Directors resolved to approve the transfer of the aforementioned shares in the name of the State, subject to the receipt of certain approvals from the State in connection with the correction of the existing records in its name and the "surplus" stock certificates it has in its possession. Once the transfer is carried out, the percentage of our capital held by the State will amount to 83.43% instead of 81.53% as reported as of August 31, 2009. It should be noted that apparently, 30 additional DD Shares were purchased by the State, but due to a lack of information regarding the sellers, it is not currently possible to transfer and register these shares in the name of the State in our books.

SHAREHOLDERS IN THE UNITED STATES

     The number of holders of shares in the United States and the number of shares that such holders held as of August 1, 2009 is set forth below:

     6% C Shares - 1,065 holders in the United States, holding 2,015,774 shares.

     6% CC Shares - 704 holders in the United States, holding 116,388 shares.

     7-1/2% D Shares - 549 holders in the United States, holding 11,813 shares.

     7-1/2% DD Shares - 1,301 holders in the United States, holding 6,741 shares.

PRINCIPAL HOLDERS OF VOTING SECURITIES

     The following table sets forth, as of August 1, 2009, certain information concerning ownership of our voting securities, including all persons known by us to own more than 5% of any class of our voting securities and the total amount of any class of our voting securities owned by our officers and directors as a group:

                                                                         NUMBER OF                         PERCENTAGE OF
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

B.   RELATED PARTY TRANSACTIONS

     "Related Parties" and "Interested Parties" of the Bank, as defined in
Opinion No. 29 of the Institute of Certified Public Accountants in Israel and
the Securities Regulations (Preparation of Annual Financial Statements) - 1993,
are: The State of Israel; Bank Hapoalim B.M.; Israel Discount Bank Ltd.; Bank
Leumi le-Israel B.M.; the General Manager, Directors of the Bank and an
affiliated company.

     We conduct transactions with all or some of the aforementioned parties, in the ordinary course of business on terms applicable to our transactions in general. Following are the material transactions with these parties:

     Credit to the Israel Electric Corporation Ltd. and deposits of the State of
Israel - We provided long-term credit to the Israel Electric Corporation Ltd.
which was granted out of a deposit of the State. The State provided a guarantee as security for the repayment of such credit to us. As of December 31, 2008, the balance of the credit was NIS 4,699 million (as at December 31, 2007 - NIS 4,963 million). Income of NIS 249 million was recorded in respect of the aforementioned credit in 2008 (in 2007 - an expense of NIS 127 million; in 2006
- a total expense was recorded in respect of this credit in an amount of NIS 89 million). This refers to dollar-denominated credit and due to the decrease in the exchange rate of the dollar, negative exchange rate differentials were recorded. In 2008, the income that was recorded, constituted more than 10% of the profit from financing operations before the allowance for doubtful debts.

     As aforementioned, the source for this credit was a deposit of the State of
Israel. In addition to the said deposit, the balance of the Government deposits includes also deposits made in order to provide loans in the framework of the
Kibbutzim arrangement and other deposits made in order to provide other long-term loans. As at December 31, 2008, the overall balance of the Government deposits amounted to NIS 5,023 million compared with NIS 5,319 million as at
December 31, 2007. Financing expense in an amount of NIS 272 million was recorded in 2008 in respect of the Government deposits, compared with income of
NIS 115 million in 2007 and income of NIS 84 million in 2006.

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

     OUR FINANCIAL STATEMENTS ARE PREPARED IN ACCORDANCE WITH ISRAELI GAAP AND
WITH THE DIRECTIVES OF THE ISRAELI SUPERVISOR OF BANKS. ISRAELI GAAP MAY DIFFER
SIGNIFICANTLY FROM U.S. GAAP. SEE "ITEM 17. FINANCIAL STATEMENTS," IN PARTICULAR
NOTE 32 THERETO, WHICH SETS FORTH THE PRINCIPAL DIFFERENCES BETWEEN ISRAELI GAAP
AND U.S. GAAP.

LEGAL PROCEEDINGS

     Set forth below are certain details regarding material legal proceedings against us which were pending as of June 1, 2009:

     (A) In August 2000, a claim, originally fixed for court fees in the sum of
US$18,666,711 and which was later increased to US$ 22.5 million, was filed by several venture capital funds against Mr. Blass, our former deputy general manager, and twenty four other defendants alleging a violation of an investment agreement by Mr. Blass and the other defendants. In addition to damages, the claimants also seek receiving shares in kind. Mr. Blass rejects the claim and he has instructed his lawyer to file a statement of defense. The claim was filed against Mr. Blass in his capacity as a director in the company in which the investment was to be made, Jolt Ltd. At that time, Mr. Blass served as the general manager of our subsidiary and was appointed by our subsidiary as director in the above company. In 2000, we sold all of our holdings in the subsidiary. On June 29, 2008, the Court approved a mediation agreement reached between the parties, by which all the claims between the parties were settled, without any monetary liability being imposed upon Mr. Blass. Pursuant to the mediation agreement, those parties who are to compensate the plaintiff were to pay the compensation by August 22, 2008. To the best of our knowledge, a portion of the agreed payment to the plaintiffs has yet to be made.

     (B) In March 2003, Lahava Chatamim Ltd., in its capacity as a shareholder, filed a derivative action in the amount of NIS 409.5 million against us and eleven of our current and former officers and directors. The plaintiff claims that the officers and directors breached their duty of care and were negligent in carrying out their duties, by granting credits without proper collateral. The claimant argues that the breach and negligence are evidenced by the problems in the bank credit policy, the quality of the credits, the procedures employed for granting the credits, the management of credit risk and the routine handling of credits. The alleged damages are equal to the allowances for doubtful debts we made in our financial statements for 2002. Under Israeli law, the filing of a derivative action must be approved by the court. Accordingly, the plaintiff has filed an application to that effect. The parties' witnesses were cross-examined on May 26, 2005 and the parties last written summations were filed during the last quarter of 2005. On June 18, 2006, the Court rendered its decision rejecting the motion to certify the derivative action and awarded us and our current officers and directors legal fees in the amount of NIS 40,000. On
September 18, 2006 the plaintiff filed an appeal with the Supreme Court on the decision to reject the motion to certify the derivative action. On November 24,
2008, we and the plaintiff reached an agreement whereby we will pay to the plaintiff the amount of NIS 100,000 (approx. $25,000) plus VAT, to cover the plaintiff's legal fees, and the objection of the plaintiff to the Arrangement
Plan between us and our shareholders will be rejected and the aforesaid appeal filed by the plaintiff to the Supreme Court on the decision to reject the motion to certify the derivative action will be rescinded. We paid the agreed amount on
November 30, 2008 and the appeal was rescinded.

     (C) In September 2003, an Israeli oil company filed a claim against us and two other banks, Israel Discount Bank Ltd. and United Mizrachi Bank Ltd., in the
amount of NIS 6 million, concerning the delivery of oil products by the plaintiff to a power plant owned by a company that was a client of the three defendant- banks. We, together with the other two named banks, financed the building of the power plant. Our bank provided 26% of the financing for the power plant and the management of the consortium of the bank financing was performed by Israel Discount Bank Ltd. The plaintiff alleges that the involvement of the three banks in the approval of the business plan and its income and expense budget created a representation upon which the plaintiff relied at the time that it provided its products to the plant, assuming that the expenses included in the approved plan and/or budget would be paid by the above banks. Due to the fact that the consideration for the products delivered was not paid, the plaintiff claims that the banks are responsible to compensate it for its losses. We and the other two banks reject the claim and our legal counsels have filed the appropriate defenses. In July 2008, the matter was transferred to a mediation proceeding.

     (D) On June 30, 2004, two of our former senior employees filed a claim in the Labor Court, seeking NIS 2,346,200 in the aggregate (nominal). The claim is for various additional payments which, according to the claim, are due to them in connection with the cessation of their employment in 2002 pursuant to the terms of their employment contracts. The plaintiffs claim that in return for these additional payments that were granted to them in their employment contracts, they agreed to forfeit wage increases that were due to them at the time. Therefore, the plaintiffs have alternatively petitioned the court to award them the value of the wage increases that they agreed to forfeit. Despite the fact that, according to the plaintiffs' claim, the value of the wage increases is greater than the amount of the claim, in order to reduce court fees, they have set their value equal to the amount of the claim. The payment of these additional payments was not approved by the Commissioner of Wages and Labor
Agreements of the Ministry of Finance, who was also named in the claim as a defendant. Following the notice given by the Commissioner of Wages and Labor
Agreements of his consent to pay to the plaintiffs certain payments in settlement of the claim settlement that he offered them in the past, without conditioning this on their waiving further claims, the plaintiffs motioned for a partial judgment, under which we would pay to the two plaintiffs a total of approximately NIS 415,000, reflecting the consent of the Commissioner of Wages and Labor Agreements. We objected to this motion. The District Labor Court dismissed the action and refused to grant the amount that the plaintiffs requested in their motion for partial judgment. In November 2008, the plaintiffs filed an appeal to the National Labor Court.

     (E) On September 28, 2004, 27 financial institutions that hold our C Shares and/or CC Shares and/or CC1 Shares filed an action in the Tel Aviv District
Court, in which the court was petitioned, among other things, to direct us to pay to our shareholders a dividend similar in amount and frequency as we had paid until the payment of the last dividend for the second quarter of 2002. The plaintiffs claim, among other things, that according to our Articles of
Association, we are bound to pay to our preferred shareholders an annual dividend in the amount of 7.5%, that such dividend is not in essence a dividend, but rather a payment which is paid in full by the State of Israel with respect to the Perpetual Deposit and, therefore, such distribution is not subject to distribution requirements prescribed by law, and that even if such requirements should be applied, we should be ordered to pay the requested dividend because we meet the solvency requirement prescribed by law, and in light of the fact that the dividend is financed in full by the State of Israel and is not deducted from our capital. Since the issue of the dividend is connected, in our opinion, to the issue of the accrual of interest on the Bank's Perpetual Deposit, we filed, on March 9, 2005, a motion for a declaratory judgment against the State of
Israel and the above financial institutions, stating that the interest on the
Perpetual Deposit does in fact accrue. The Court has decided to consolidate the two motions for declaratory judgments. On December 27, 2005, the Minister of
Finance filed his answer to the two motions. The Minister's position is that the interest on the Perpetual Deposit does not accrue (neither to our benefit nor to the benefit of our shareholders) while we are not distributing dividends, and that in light of our situation and regardless of the non-accrual of the interest, a distribution of a dividend is not appropriate. On March 23, 2006, the Court decided that it will first rule on the question of the accrual of interest on the Perpetual Deposit. On August 5, 2007, a verdict was handed down by the Tel Aviv District Court whereby it rejected the opening motion we filed against the Finance Minister and against the aforementioned financial institutions and determined that as long as a dividend is not distributed on our preference shares, the interest on our Perpetual Deposit does not accrue. At its meeting on October 9, 2007, our Board of Directors discussed the ramifications of the verdict. The Board decided that since our originating motion related not only to the issue of accrual of interest on the Perpetual Deposit, in the absence of a dividend distribution, but also to the accrual and payment of a dividend in arrears (including upon liquidation), in order to avoid what the
Board believes is an unintended result, where our right to accrued interest against the payment of dividend in arrears on the Preferred Shares are also denied, the Bank should file an appeal on the rejection of the claim with regard to the payment of the accrued interest on the Perpetual Deposit against the payment of the dividend in arrears. Notwithstanding the above, the Board of
Directors added in its decision that the appeal will not be filed if an adequate clarification is provided by the State as to its consent to pay accrued interest on the Perpetual Deposit against the payment of the dividend in arrears on the preferred shares (Preferred C, CC, CC1, D and DD shares). Such clarification was not forthcoming and our appeal was submitted to the Supreme Court on January 6,
2008. At the aforementioned meeting on October 9, 2007, our Board of Directors also decided that in view of the ruling handed down by the Tel Aviv District
Court on our originating motion, it would be prudent for us to take steps towards the renewal of the distribution of the dividends, such as convening a general meeting of the Bank and recommending to the shareholders in the general meeting to amend our by-laws in order to remove the existing impediment against the renewal of the dividend distribution to the holders of Preferred Shares. The general meeting of the Bank convened on January 7, 2008 and rejected the proposed amendments to our by-laws. On February 5, 2008, the financial entities that filed the originating motion against us submitted a request to the Court to add the State as an additional respondent due to, among other reasons, the vote of the State at the general meeting of the Bank against the proposed amendments to our by-laws. On February 24, 2008, we responded to above request stating that we have no objection to the addition of the State as an additional respondent.
On March 18, 2008 the above financial entities and the State signed an
"agreement document" by which the parties agreed, among other things, that within the framework of the Section 350 Arrangement, which was hsubmitted by us for the approval of the Court regarding the sale of our shares or alternatively, a partial payment of the preferred dividend to the holders of our C Shares, CC
Shares and CC1 Shares, shall establish that with the approval of the arrangement by the court, the originating motion filed by the above financial entities shall be dismissed, as well as the appeal filed by us on the decision of the Tel Aviv
District Court regarding the dismissal of our originating motion, and that subject to payment of the sums due to the holders of our C Shares, CC Shares and
CC1 shares (which includes the financial entities), pursuant to the arrangement, they will waive their claims and demands concerning the dividend. The above agreement was submitted to the Court on July 6, 2008. Pursuant to the
Arrangement Plan between us and our shareholders, approved by the Court on
November 2, 2008, the above originating motion against us and our appeal against the denial of its originating motion, were dismissed.

     (F) On October 10, 2005, a company that performs engineering and plumbing work, filed a claim in the amount of NIS 1,356,459 against us, a receiver that was appointed at our request to a residential and commercial project that encountered difficulties, and the owner of the land that at the time had entered into a joint venture with the promoter that had constructed the project with our financing. The plaintiff company performed work on the project at the request of the promoter, which had failed to repay its debt to the plaintiff company. The claim states that the amount sought reflects the amount the promoter still owes the plaintiff company in respect of the work it executed on the project with interest and/or linkage differences. The plaintiff company contends that due to the principles of construction loan financing and our having granted to the promoter construction loans for construction of the project, we should be held responsible for repayment of the debt. Furthermore, it contends that at the time it had entered into the agreement with the promoter, we should have brought to its attention the information the plaintiff contends was in our possession, regarding the difficult condition of the promoter and the project. On March 14,
2006, the action against the receiver was dismissed at the outset for failure to show cause of action and the action continued, therefore, only against us and the land-owner. In November 2008, following a settlement agreement between the parties, we paid the plaintiff approximately NIS 300,000 and the claim was dismissed.

     (G) In May 2006, a suit was filed in the Rehovot Magistrates Court, against us, the receiver that was appointed at our request in respect of a carpentry workshop and the purchaser of the workshop from the receiver. According to the statement of claim filed by the former owners of the workshop for an amount of
NIS 2.5 million, we and the receiver agreed with the acquirer of the workshop on a purchase price lower than the amount that he originally undertook to pay the plaintiffs. The plaintiffs also claim that we and the receiver did not insure the premises and equipment of the workshop and, therefore, we are liable for the damages that occurred to the premises and the equipment as a result of a fire that broke out at the workshop. The handling of the suit was transferred to an attorney on our behalf.

     (H) In December 2007, a suit was filed against us in the Tel Aviv- Jaffa
Magistrates Court for an amount of NIS 1.3 million. The suit was filed by a customer of ours who received in the past credit from the Bank to finance a construction project. The suit alleges that the Bank overcharged the plaintiff's account for interest and commissions without its consent or in violation of the agreements between the Bank and the customer. According to the plaintiff, if not for these charges, its account with the Bank as of June 2007 would have had a credit balance in the amount being sued for and not a debit balance. We transferred the handling of this suit to an attorney. We filed a counter-claim against the plaintiff for the outstanding balance in its account (which as of
February 2008 amounted to approximately NIS 2.2 million). The parties have agreed to enter into mediation proceedings.

     (I) On August 24, 2009, a customer of ours filed a suit in the Haifa
District Court for an amount of NIS 10 million. The plaintiff purchased, along with another individual, part of a buiding project that we financed. The purchase was from the receiver of the project, who was appointed pursuant to our application to the court. We granted a loan to the plaintiff and the other purchaser to finance the purchase from the receiver. The plaintiff and the other purchaser did not make timely payments of the loan and we demanded immediate re-payment of the loan. In response, the plaintiff rescinded the purchase agreement between him and the receiver regarding the parts of the project purchased by him and the other purchaser. The suit was filed against us and the receiver and against the other purchaser (borrower). In the suit, the plaintiff claims, among other things, that he was not provided with tax certificates required in order to transfer the rights in the parts of the project purchased by him and the additional purchaser with the Land Registrar, that this is a material breach of the purchase agreement between him and the receiver and therefore his rescission of the agreement was lawfully proper. In his suit, the plaintiff estimates his damages at approximately NIS 40 million, sets them off against the balance of his debt to us - according to his claim, in the amount of approximately NIS 7 million - and fixes his claim, after the set-off and for the purpose of the court fee, at NIS 10 million. We reject the claim and have transferred the handling of the suit to our attorneys.

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

                                                            IN NIS

                      CLASS C CUMULATIVE   CLASS CC CUMULATIVE  CLASS CC1 CUMULATIVE
                        PARTICIPATING         PARTICIPATING         PARTICIPATING      PREFERRED ORDINARY
                      PREFERENCE SHARES     PREFERENCE SHARES     PREFERENCE SHARES          SHARES
                      -----------------     -----------------     -----------------     -----------------
                       HIGH       LOW        HIGH       LOW        HIGH       LOW        HIGH       LOW
                      ------     ------     ------     ------     ------     ------     ------     ------

2004                     158         95      1,590      1,000      1,449      1,001      1,174        194
2005                     169        107      1,400        960      1,500      1,089      1,058        578
2006                     227         94      2,308      1,008      2,040        873        572        315
2007
   1st Quarter           260        190      2,499      1,900      2,099      1,720        536        450
   2nd Quarter           280        183      2,379      1,910      2,140      1,720      2,095        509
   3rd Quarter           400        234      3,853      2,376      3,600      2,100      1,775      1,265
   4th Quarter           429        356      4,112      3,601      3,980      3,250      1,790      1,231
2008
   1st Quarter           438        342      4,112      4,112      3,901      3,380      1,840        803
   2nd Quarter           390        275      4,112      3,300      3,853      2,960      1,588        832
   3rd Quarter           330        260      3,500      3,497      3,250      2,998        932        666
   4th Quarter           250        220      3,497      2,250      3,200      2,250        755        603
2009
   January               220        198      2,250      1,950      2,250      2,140        699        625
   February              238        193      2,361      1,900      2,200      1,947        696        470
   March                 224        193      1,900      1,805      2,200      2,100        536        450
   April                 290        217      2,775      1,805      2,667      2,092        944        490
   May                   284        225      2,775      2,300      2,667      2,400        790        625
   June                  256        250      2,649      2,644      2,728      2,659        997        790
   July                  270        256      2,644      2,644      2,681      2,659        969        764
   August                370        270      3,527      2,644      3,360      2,728      1,111        870
   September             400        316      3,750      2,999      3,999      3,360      1,111        895

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

     ELECTION AND REMOVAL OF DIRECTORS. Under our Articles of Association, our
Board of Directors shall consist of not less than five and not more than fifteen directors. The appointment of our directors and their removal (except for the
"additional director" who is appointed by the other members of the Board of
Directors and who by virtue of his appointment becomes the Chairman of the
Board) shall be effected by the holders of our Ordinary A Shares.

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

     DISTRIBUTION OF DIVIDENDS AND LIQUIDATION RIGHTS. Article 130 of our
Articles of Association provides that if we have sufficient profits, the Board of Directors, (a) must recommend that dividends be paid to the holders of the C
Shares, CC Shares, and CC1 Shares, the holders of D Shares and DD Shares and the holders of Ordinary Preferred Shares; and (b) may recommend the payment of any other dividend that is payable on our share capital under our Articles of
Association, provided that if the payment of fixed cumulative preferred dividends on our Preferred Shares or our Ordinary Preferred Shares, is in
arrears, the Board of Directors must recommend first the payment of the arrearage. In the event of the winding up of our business, after satisfaction of liabilities to creditors, our assets will be distributed in accordance with
Article 7 of our Articles of Association, attached to this Report as Exhibit
1.1.

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

C.   MATERIAL CONTRACTS

     The following is a summary of each material contract, other than contracts entered into in the ordinary course of business and other than the Run-Off Plan and the Special Line of Credit (which are described in "Item 4. Information on the Company - Business Overview - Proposed Sale of the Bank and Extension of
Special Line of Credit by Bank of Israel" and "Adoption of Run-Off Plan and the
Approval of the Arrangement Plan between the Bank and its Shareholders" above), and the indemnification and exemption agreements for directors and senior officers (which are described in "Item 6. Directors, Senior Management and
Employees - Compensation") to which we are a party, for the two years preceding publication of this Annual Report on Form 20-F.

     o Rental Agreement - On June 26, 2003, we signed a rental lease for new offices, located at 82 Menachem Begin Road, Tel Aviv, Israel 67138. We rented approximately 12,000 square feet, plus parking spaces and additional storage space. In 2006, we exercised an option to extend the agreement until August 31,
2009. We pay rent of approximately $15,600 per month for office space and approximately $5,500 more per month for parking and storage space. In addition, we pay maintenance, municipal property tax and other related expenses. In July
2009, we signed a new rental agreement for smaller offices, of approximately
4,300 square feet, plus storage space. This agreement is for a period of two years, until August 2011, with an option to renew for an additional year. We have the right to cancel the rental agreement beginning on April 1, 2010, with advance notice of 4 months. The annual rental payment in respect of this agreement, which are linked to the CPI, in respect of the period from August 1,
2009 to July 31, 2010 amount to approximately $5,600. In addition, we will pay maintenance, municipal property tax and other related expenses.

     o Perpetual Deposit Agreement - In accordance with agreements (by way of an exchange of letters) entered into at various times between the State and the
Bank, we deposited with the Treasury the proceeds of the issuance of our
Preference shares, shares of classes C, CC, CC1, D, and DD. Pursuant to these agreements, we are entitled to receive in respect of the amounts deposited by us, as above, dollar interest at a annual rate of 7.5% of the dollar value of the amounts of the deposit (as they were at the date of deposit), to be paid to us by the State in a grossed-up manner, on the dates on which we declare the payment of a dividend in respect of those Preference shares, such that following payment of various taxes and levies, the net amount of the interest to be paid to us by the State will amount to the aforementioned rate of 7.5%. The aforementioned agreements stipulate that the principal amounts deposited by us will be repaid to us by the Treasury upon liquidation of the Bank or at the time and for the purpose of redeeming Preference shares of classes D and DD (which were issued as redeemable shares), with these principal amounts being linked to the rate of the dollar, while the date of deposit with the Treasury until
October 1, 1987 and from October 1, 1987 until the date of their repayment to the bank, they will be linked to the higher of the Consumer Price Index or the dollar.

     According to the Arrangement Plan between us and our shareholders that was approved by the court on November 24, 2008, the balance of the perpetual deposit as of December 31, 2008, except for an amount of $7.9 million that reflects the proceeds of the issuance of the D and DD shares held by the public (not by the
State), was repaid to us on December 31, 2008. The amount that was repaid was
NIS 857.5 million. The amount of $7.9 million that remained from the perpetual deposit will continue to be a deposit linked solely to the dollar and will not be linked to a choice of the dollar or the Index as it was until December 31,
2008.

     For more details, see Note 8 of the financial statements in Item 17 of this
Annual Report on Form 20-F.

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

     The agreement was for an initial period of three years beginning from
January 1, 2004 and during 2006 we extended it for an additional two years. We are entitled to terminate the agreement by a prior notice of four months. During
2008, this agreement was extended for a period of three additional years until
December 10, 2011. Commencing on January 1, 2010, the Bank has the option of terminating the commitment upon six months' advance notice. The cost of the computer services for 2009 will amount to NIS 2.6 million.

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
2008.

     On November 16, 2008, a new collective agreement was signed by us, the
Histadrut and our workers committee, in connection with the termination arrangements of employees who are employed under the Bank's collective agreements. This agreement was approved by the Supervisor of Wages and Labor
Agreements at the Finance Ministry and it replaces the previous collective agreements that regulated the terms of termination of these employees. The agreement of November 16, 2008 sets forth the right of management to dismiss employees as part of the reduction in our activity, extends the validity of the reductions that were agreed to in the past in connection with the wages of the employees and the fringe benefits to which they are entitled, and grants various benefits to employees in the event of dismissal (including resignations to be treated as dismissals). According to the agreements, there are two termination tracks for dismissed employees: a severance track and a pension track. A dismissed employee in the pension track is one whose seniority is at least 20 years and who is at least 50 years old and who, upon dismissal is entitled to early pension. A dismissed employee who does not meet these two conditions together, belongs to the severance track, in which he is entitled to enhanced severance pay. In the event of the privatization or liquidation of the Bank and/or if the privatization is not implemented by December 31, 2009, then immediately thereafter, employees are allowed to resign and be treated as if they had been dismissed, but we have the right to require the employee to continue working for an additional period of time. According to the agreement, part of the termination payments to the employees will be deposited in trust with a trust company. For this purpose, we engaged the trust company of an
Israeli bank which will serve as trustee. The collective agreement of November
16, 2008 will be in effect until the termination of the last employee to which the agreement applies. The waivers and part of the benefits set forth in the aforementioned collective agreements also apply and/or will apply to some of our employees who are employed under personal contracts.

     We recorded appropriate provisions in our books for these agreements. The agreements that were signed were approved by the Commissioner of Wages and Labor
Agreements in the Ministry of Finance.

     o The Kibbutzim Debt Agreement - Following the difficulties experienced by the kibbutzim in Israel and the organizations affiliated with them during the
1980's, several agreements were entered into over the course of 1989 and 1999 among the kibbutzim, their bank creditors and the State of Israel.

     The purpose of these agreements was to reorganize the debt of the kibbutzim and the organizations affiliated with them and to conform it to their actual repayment ability. The agreements include a detailed and complex apparatus to handle these debts. Within this framework, it was established that the kibbutzim that were defined as requiring assistance shall be entitled to refunds of certain interest differentials for unpaid credit which they were granted by the banks who were parties to the agreement, to write-offs of part of these credits and to long-term rescheduling of the remainder.

     The Government financed 35% of the write-offs and deposited funds with the banks to serve as a source for the rescheduling. Kibbutzim that were defined as owners of real estate with potential for development, were required pursuant to these agreements to assign their rights in the land in consideration for a portion of the write-offs that were approved for them.

     See Note 4B(2) to our financial statements in Item 17 of this Annual Report on Form 20-F for further details of the Kibbutzim debt agreement.

     o Credit to the Israel Electric Corporation Ltd. - Pursuant to a series of agreements entered into at various times during the 1990's, we granted long-term credits to the Israel Electric Corporation Ltd. in a total amount of approximately 1.5 billion U.S. dollars and with final payment dates falling due in the years 2020-2025. These credits were granted from deposits which were deposited with us by the State of Israel, in identical amounts and having identical maturity dates as the credits. These credits are fully guaranteed
(principal and interest)_by the State of Israel. The outstanding balance of these credits as of December 31, 2008 was approximately 1.24 billion U.S.
dollars, comprising approximately 92% of the total credit to the public at that date.

     According to the Arrangement Plan between us and our shareholders which was approved by the court on November 24, 2008, if the sale of our shares is consummated by December 31, 2009, we will assign, to the entity it is so instructed to by the Accountant General, our rights in connection with the aforementioned loans furnished to the Israel Electric Company Ltd. and the aforementioned deposits that were deposited with us by the State as a source for providing the loans. The State approached us requesting to modify the manner in which the loans of the Electric Company are secured to the Bank, so that instead of their being secured by a State guarantee it would be agreed between the State and us that the loans would become loans "at the risk" of the deposits that were the source for providing the loans, in such a manner that we would be obliged to pay the deposits to the State only if the Electric Company will pay its loans to
us. The State falls under the definition of "a controlling shareholder" of the
Bank according to Section 268 of the Companies Law - 1999. On June 14, 2009 our
Board of Directors deliberated the approval of the requested modification, after it was presented with a legal opinion stating that the modification should not be deemed an "extraordinary transaction" which also requires the approval of the
Audit Committee and the General Meeting. In light of the opinion and after the
Board was satisfied that this is a technical modification which is not detrimental to us and that essentially the loans remain loans not within our risk but rather the full risk of the State, as they were to date, the Board of
Directors approved the requested modification. Following the above modification there may be a change in the accounting presentation of the loans and the deposits that were the source for the loans. Pursuant to the public reporting directives published by the Supervisor of the Banks and which are still applicable to us, if the payment of deposits to a depositor is conditioned on the extent of the collection of credit and the banking entity has no risk of loss from the credit, they should be set-off against each other and presented in a net amount in the balance sheet. This will mean that the loans to the Electric
Company and the deposits which were the source of the loans will not be included in our balance sheet, and the reference to them will be given within the framework of the Note for Contingent Liabilities and Special Commitments.

     o Understandings with the Ministry of Finance - In light of the possible privatization of the Bank, of which the steps to move it forward are now taking place, we and the Ministry of Finance held discussions regarding the payment of the deposits of the State of Israel with us and regarding settling reciprocal financial claims between us and the State. As a result of these discussions, on
June 29, 2009 a protocol was signed, summarizing the discussions between us and the Ministry of Finance (the office of the accountant-general) according to which: 1) Loans of the Bank to the Israel Electric Company (whose balance as of
March 31, 2009 was approximately NIS 5.12 billion, equal to approx. $1.2 billion) and the deposits of the State with us that were the source for these loans shall be assigned to the State while paying compensation to us in the amount of NIS 500,000 (approx. $125,000) for loss of margin; 2) We will make an early-repayment of the deposits that the State deposited with us in connection with arrangements in the agricultural sector (as of March 31, 2009, approximately NIS 214 million, equal to approx. $53 million) and the deposits that the State deposited with us from monies that it raised with the guarantee of the American government (as of March 31, 2009, approximately NIS 105 million, equal to approx. $26 million), while paying an early-payment fee by us of NIS 5 million (approx. $1.2 million); 3) We shall pay to the State NIS 12.5 million
(approx. $3.1 million) to settle reciprocal claims between us and the State in connection with credits that we granted in the past "at the risk", in full or in part, of the State and for the assignment to us of the right to the balance of the collection of these credits; 4) The State shall pay to us NIS 8.1 million
(approx. $2 million) for the handling of credits that we granted in the past "at the risk" of the State and for the share of the State in the expenses of the handling of our securities whose consideration was deposited with the Ministry of Finance; 5) We shall return to the State the sum of NIS 8.6 million (approx.
$2.1 million) for tax advances that were returned to us and which we paid, with financing from the State, for interest on its perpetual deposits with the
Ministry of Finance.

     According to the above, in addition to the return to the State of the balance of its deposits with us (at their value on the date of return), we shall pay to the State for the above reciprocal calculations (including the early-payment fee and including for the right to the balance of the collections of the credits "at the risk" of the Ministry of Finance), the sum of NIS 17.5 million (approx. $4.3 million).

     The purpose of the above understandings is to settle the reciprocal claims and to close the accounting between us and the State for various items, and thus also simplify and clarify the relationship between us and the State prior to our expected privatization.

     The summary of the discussions points out that the understandings are subject to the approval of all of the required parties in the office of the accountant-general and the approval of the organs of the Bank, including its
General Meeting.

     The State is a "controlling party" of the Bank, as this term is defined in
Article 268 of the Companies Law - 1999, and therefore the content of the summary of the discussions requires, as far as the Bank is concerned, the approval of the Audit Committee, the Board of Directors and the General Meeting
of the Bank, in this order. On September 8, 2009, the Audit Committee and the
Board of Directors approved the above understandings. Our General Meeting will convene on October 14, 2009 to deliberate this matter.

     The summary of the discussions stipulates that after the receipt of the required approvals, an agreement shall be signed between us and the State based upon and in accordance with the summary and then it will be implemented.

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

E.   TAXATION

ISRAELI TAXATION

     The following is general information regarding Israeli tax laws to which
U.S. and other non-Israeli shareholders may be subject. It does not cover all possible tax considerations and therefore you should not rely on this information as legal or professional tax advice. You should consult your own tax advisor as to the particular tax consequences of an investment in our shares and notes including the effects of applicable Israeli or foreign or other tax laws and possible changes in the tax laws. The discussion is based on Israeli tax laws in force as of May 5, 2009.

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
2003.

     Foreign residents are exempt from tax on capital gains on the sale of traded securities provided the capital gain is not attributable to a permanent establishment of the seller in Israel. Foreign residents are exempt from tax on capital gains on the sale of untraded securities (provided the company's assets do not principally comprise rights in Israeli real estate) if (i) they were acquired between July 1, 2005 and December 31, 2008 subject to certain conditions, the principal ones being that: (a) the capital gain is not attributable to a permanent establishment of the seller in Israel; (b) the seller has been a resident of a country having a tax treaty with Israel for ten years preceding the date of acquisition; and (c) the securities were not purchased from a relative; or (ii) if were acquired on or after January 1, 2009 subject to certain conditions, the principal ones being that: (a) the capital gain is not attributable to a permanent establishment of the seller in Israel;
and (b) the securities were not purchased from a relative.

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

     Interest, discount and linkage differentials deriving from bonds listed on the Tel Aviv Stock Exchange, paid to foreign residents are exempt from tax subject to certain conditions, the principal ones being that: (a) the foreign resident is not a substantial shareholder in the issuer (i.e. he does not hold
10% or more of the means of control in the issuer); (b) he is not a relative of the issuer; and (c) he does not have a special relationship with the issuer, is not employed by the issuer and does not sell or provide it with services or products, unless he has satisfied the tax assesing officer that such interest or discount were not influenced by the existence of this special relationship.

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

U.S. TAXATION

     The following is a summary of certain U.S. federal income tax consequences applicable to the acquisition, ownership and disposition of our shares and notes by a "U.S. Holder" (as defined below). This summary is based on the Internal
Revenue Code of 1986, as amended (the "Code"); Treasury Regulations; Internal
Revenue Service ("IRS") rulings; the U.S.-Israel tax treaty; and judicial decisions, all as now in effect. All of these are subject to change, possibly with retroactive effect, or different interpretations. For purposes of this summary, "U.S. Holder" means the beneficial owner of a share or a note who or that, for U.S. federal income tax purposes, is:

     o    a citizen or individual resident of the United States;

     o    a corporation, partnership or other entity treated as such formed in or under the laws of the United States, any state thereof or the
          District of Columbia;

     o    an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

     o    a trust if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more "U.S. persons" (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or if a valid election is in effect for it to be treated as a U.S. person.

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
law, or U.S. federal estate and gift tax law as applicable to U.S. Holders. In addition, it is limited to U.S. Holders who or that acquire and hold our shares or notes as "capital assets" within the meaning of the Code - generally, property held for investment and, in the case of our notes, who or that acquired notes on the secondary market after their original issuance. This discussion also does not consider the tax treatment of persons who or that hold our shares or notes through a partnership or other "pass-through" entity.

     YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE,
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
foreign tax credit purposes. Subject to the limitations set forth in the Code, as modified by the U.S.-Israeli tax treaty, U.S. Holders may elect to claim a foreign tax credit against their U.S. federal tax liability for Israeli income tax withheld from dividends or interest received in respect of our shares or notes. These limitations include, among others, rules that limit foreign tax credits allowable with respect to specific classes of income to the U.S. federal income taxes otherwise payable with respect to each such class of income. The total amount of foreign tax credits allowable to a U.S. Holder in any year cannot exceed the regular U.S. tax liability for the year attributable to that
U.S. Holder's total foreign source taxable income (determined under the Code and, as applicable, the U.S.-Israel tax treaty and other income tax conventions to which the United States is a party). In certain cases, a U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends and interest received in respect of our shares and notes if the U.S.
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

     At the beginning of 2009, further to the repayment of the perpetual deposits and the increase in the liquid monetary balances held by us, it was decided to set up an Investment Committee on behalf of the Board of Directors.
The committee will instruct our management regarding the composition of the investments for the above balances and regarding the manner of managing our financial exposure. The committee will establish the manner and frequency of reporting on the execution of the said policy.

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

     In respect of each of the linkage segments listed above, we set out frameworks of maximum permissible surpluses and deficits. These restrictions are set in connection with our total equity (including Preference shares classified for accounting purposes as a liability).

     The limits set by our Board of Directors for each of the linkage segments are as follows (in NIS millions):

INDEX-LINKED SEGMENT - A maximum surplus of NIS 100 million, and a maximum deficit of NIS 50 million.

UNLINKED SHEKEL SEGMENT - A maximum surplus of NIS 500 million, and a maximum deficit of NIS 50 million.

FOREIGN CURRENCY/FOREIGN CURRENCY LINKED SEGMENT - A maximum surplus equal to the value of the Preference shares. It is impossible to have a deficit in this segment since the Preference shares are linked to the dollar.

     The report on the base exposure is included as part of the report on our operations that is presented to the plenary of our Board of Directors. In addition, the report is included as part of the management committee that meets, as mentioned above, on a weekly basis.

     The following table presents the surplus of assets over liabilities
(liabilities over assets) broken down by linkage segment. The data include off-balance sheet items. The data below are computed net of liabilities in respect of our Preference shares which are classified from an accounting standpoint as liabilities, since as mentioned above our asset and liability management policy is to relate to the surplus of assets over liabilities that are unrelated to our equity.

The following data are in NIS millions:

                                                       NIS millions
                                                       (approximate)
                                                         --------

Unlinked shekel segment - surplus assets                      497
Index-linked segment - surplus assets                           3
Foreign currency denominate/linked - surplus assets           104
Non-monetary items - surplus assets                            39
                                                         --------
                                                              643
                                                         ========

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

     The following table presents the sensitivity of the impact of changes in the exchange rate of the dollar as of December 31, 2008 (in NIS millions) on our total equity (including Preference shares). The impact is computed prior to the tax effect:

Percentage change in dollar rate         (5)%     (10)%       5%      10%
-----------------------------------   -----     -----     -----    -----
Impact on the results of operations    (5.2)    (10.4)      5.2     10.4

     Our exposure to other currencies is small and, therefore, the impact on the results of our operations is marginal.

     The abovementioned data are net of the liabilities in respect of our preference shares. In addition, the data presented below are calculated without the impact of such changes on other variables (such as interest rates).

INTEREST RISK - The interest risk derives from the impact of future changes in interest rates on the present value of our assets and liabilities. Such changes may cause erosion of our income and equity.

     In order to reduce the risk deriving from possible changes in interest rates, we implement a policy of matching, to the extent possible, between the dates of change of interest on the assets to the dates of change of interest on liabilities.

     The exposure to interest risk is measured by the discepancy of the average lifespan in each linkage segment.

     The following table presents the major data pertaining to the average lifespan in the various linkage segments (in years):

                              UNLINKED SHEKEL                                       FOREIGN CURRENCY AND
                                  SEGMENT               INDEX-LINKED SEGMENT           LINKED THERETO
                          ----------------------       ----------------------      -----------------------
                          12/31/08      12/31/07       12/31/08      12/31/07      12/31/08       12/31/07
                          --------      --------       --------      --------      --------       --------

Total assets                  0.08          0.08           3.97          4.13          5.99           6.28
Total liabilities             0.08          0.09           2.46          2.97          6.05           6.34
Discrepancy in years             -         (0.01)          1.51          1.16         (0.06)         (0.06)

     The major interest risk exists mainly in the Index-linked segment, since most of the assets and liabilities in this segment are long-term and at fixed interest. The average lifespan of the assets in this segment as of December 31,
2008 is 3.97 years versus an average lifespan of the liabilities of this segment of 2.46 years. The discepancy in the average lifespan, therefore, is 18 months.
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

     As part of the limits on the rate of exposure to changes in interest rates, the Board of Directors of the Bank set limits to the maximum calculated impairment to the equity of the Bank in the event of a change in interest rate of 1%, versus the accepted interest rates as of the date of the report. The limits are as follows:

UNLINKED SEGMENT - a maximum decrease in value of NIS 4 million.

INDEX-LINKED SEGMENT - a maximum decrease in value of NIS 14 million.

FOREIGN CURRENCY/FOREIGN CURRENCY-LINKED SEGMENT - a maximum decrease in value of NIS 3 million.

     The frequency of reporting on the compliance with the limits in connection with the exposure to changes in interest rates, was, until 2004, on a quarterly basis. As a result of the decrease in the volume of our activity, the frequency of such reports was changed to semi-annual reports (twice a year).

     The following table presents the major data in connection with the sensitivity of our capital (in NIS millions) to changes of 1% in the interest curve (the theoretical change in the economic value as a result of the scenario):

                                              INCREASE ON        DECREASE OF
LINKAGE SEGMENT                               INTEREST BY 1%     INTEREST BY 1%
---------------                                 --------           --------

Index-linked                                      (6.5)               7.0
Foreign currency / linked thereto                  0.8               (0.7)

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

     The following table is an analysis of our exposure to fluctuations in interest rates as of December 31, 2008. The table includes the fair value of our assets and liabilities, calculated as explained below:

ANALYSIS OF EXPOSURE TO FLUCTUATIONS IN INTEREST RATES AS AT DECEMBER 31, 2008
Reported amounts

                                                                                         DECEMBER 31, 2008
                               ------------------------------------------------------------------------------------------------------------------------------------
                                 ON       FROM      FROM       FROM      FROM       FROM       FROM             WITHOUT
                               DEMAND   ONE TO     THREE TO   ONE TO   THREE TO    FIVE TO     TEN TO    OVER     FIXED                          INTERNAL
                             AND UP TO   THREE     TWELVE     THREE      FIVE        TEN       TWENTY   TWENTY  MATURITY                 FAIR     RATE OF    AVERAGE
                             ONE MONTH   MONTHS    MONTHS     YEARS      YEARS      YEARS      YEARS     YEARS   DATE *      TOTAL       VALUE     RETURN    DURATION
                               -----     -----     -----     -------     -----     -------     -----     -----    -----     -------     -------     -----     -----
                                                                                 NIS millions                                                         %       YEARS
                               ----------------------------------------------------------------------------------------------------------------     -----     -----

ISRAELI CURRENCY - UNLINKED
TOTAL ASSETS                   632.7         -         -           -         -           -         -         -      2.4       635.1       642.6      2.02      0.08
Total liabilities               17.5         -         -           -         -           -         -         -     24.7        42.2        42.2      0.80      0.08
                               -----     -----     -----     -------     -----     -------     -----     -----    -----     -------     -------     -----     -----
Difference                     615.2         -         -           -         -           -         -         -    (22.3)      598.9       600.4      1.22         -
Effect of futures
transactions                   (75.5)    (20.4)        -           -         -           -         -         -        -        95.9
Exposure to interest rate
fluctuations                  (539.7)    (20.4)        -           -         -           -         -         -    (22.3)      497.0
Cumulative segment exposure   (539.7)    519.3     519.3       519.3     519.3       519.3     519.3     519.3    497.0       497.0
                               -----     -----     -----     -------     -----     -------     -----     -----    -----     -------
ISRAELI CURRENCY -
 LINKED TO THE CPI
Total assets                     4.4       9.9      41.3        70.2      44.7        48.9      20.4         -        -       239.8       262.2      5.71      3.97
Total liabilities                0.3      12.8      47.5       124.5      84.4         1.7       1.1         -        -       272.3       270.2      2.46      2.46
                               -----     -----     -----     -------     -----     -------     -----     -----    -----     -------     -------     -----     -----
Difference                       4.1      (2.9)     (6.2)      (54.3)    (39.7)       47.2      19.3         -        -       (32.5)       (8.0)     3.25      1.51
Effect of futures
transactions                    15.4      20.4         -           -         -           -         -         -        -        35.8
                               -----     -----     -----     -------     -----     -------     -----     -----    -----     -------
Exposure to interest rate
fluctuations                    19.5      17.5      (6.2)      (54.3)    (39.7)       47.2      19.3         -        -         3.3
Cumulative segment exposure     19.5      37.0      30.8       (23.5)    (63.2)      (16.0)      3.3       3.3        -         3.3
                               -----     -----     -----     -------     -----     -------     -----     -----    -----     -------
FOREIGN CURRENCY AND
 LINKED THERETO
Total assets                    35.7     136.2     389.3       933.2     801.1     1,564.8     953.1         -     29.9     4,843.3     4,851.7      6.93      5.99
Total liabilities                1.2     133.4     389.6       934.5     803.0     1,575.2     961.1         -    540.2     5,338.2     5,356.2      6.88      6.05
                               -----     -----     -----     -------     -----     -------     -----     -----    -----     -------     -------     -----     -----
Difference                      34.5       2.8      (0.3)       (1.3)     (1.9)      (10.4)     (8.0)        -   (510.3)     (494.9)     (504.5)     0.05     (0.06)
Effect of futures
transactions                    60.1         -         -           -         -           -         -         -        -        60.1
                               -----     -----     -----     -------     -----     -------     -----     -----    -----     -------
Exposure to interest rate
fluctuations                    94.6       2.8      (0.3)       (1.3)     (1.9)      (10.4)     (8.0)        -   (510.3)     (434.8)
Cumulative segment exposure     94.6      97.4      97.1        95.8      93.9        83.5      75.5      75.5   (434.8)     (434.8)
                               -----     -----     -----     -------     -----     -------     -----     -----    -----     -------
OVERALL EXPOSURE TO
  FLUCTUATIONS
 IN INTEREST RATES
Total assets**                 672.8     146.1     430.6     1,003.4     845.8     1,613.7     973.5         -     70.0     5,755.9     5,794.2      6.41      5.25
Total liabilities               19.0     146.2     437.1     1,059.0     887.4     1,576.9     962.2         -    564.9     5,652.7     5,668.6      6.65      5.79
                               -----     -----     -----     -------     -----     -------     -----     -----    -----     -------     -------     -----     -----
Exposure to interest rate
fluctuations                   653.8      (0.1)     (6.5)      (55.6)    (41.6)       36.8      11.3         -   (494.9)      103.2       125.6     (0.24)    (0.54)
                               -----     -----     -----     -------     -----     -------     -----     -----    -----     -------

Cumulative exposure            653.8     653.7     647.2       591.6     550.0       586.8     598.1     598.1    103.2       103.2
                               -----     -----     -----     -------     -----     -------     -----     -----    -----     -------

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

**   Including shares in an amount of NIS 37.7 million, which are stated in the
     "without fixed maturity date" column.

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
Therefore, regarding most of the financial instruments, the fair value estimate is not necessarily an indication of the instrument's realizable value on balance sheet date. The estimate of the fair value was made at interest rates prevailing at balance sheet date and did not take interest rate fluctuations into consideration. The use of other interest rates could result in significantly different fair values. This is especially true in regard to non-interest bearing financial instrument or those bearing fixed interest rates. Furthermore, commissions receivable or payable as a result of the business activity, were not taken into account, and neither was the tax effect. Moreover, the difference between the book value and fair value of the financial instruments may not be realized, since in most cases, we may hold the financial instruments until redemption. In view of the above, it should be emphasized, that the data contained in the above table should not be considered as an indication of our value as a going concern. Furthermore, considering the wide range of valuation and estimation techniques, which may be applied in arriving at fair values, caution should be used in comparing the fair values arrived at by different banks.

     o As mentioned in Item 4, we maintain large liquid reserves and we have not accepted new deposits for a number of years. The discount rate of the liabilities is based on the State's cost of borrowing, plus a margin of 1% -
1.5%.

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

     o The fair value of problematic debts was calculated by using discount rates reflecting their intrinsic high credit risk. In any event, such discount rates were not less than the highest interest rate used by us in our operations as of the balance sheet date. The future cash flows of problematic debts were calculated net of the specific allowances for doubtful debts. The general and supplementary allowances for doubtful debts in an aggregate amount of NIS 41.8 million as of December 31, 2008 (on December 31, 2007 - NIS 45.3 million), were not deducted from the balance of credit to the public for cash flows purposes in assessing the fair value.

     o Regarding the Perpetual Deposit, the accepted pricing models cannot be applied to such deposits. Therefore, their book value is considered to be their fair value. See "Item 3. Key Information-Risk Factors" above for details of the terms of these deposits.

     o The fair value of deposits, debentures and capital notes was arrived at by the method of discounting the future cash flows at the interest rate based on the State's cost of borrowing, plus a margin of 15 - 1.5%.

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

     DERIVATIVE FINANCIAL INSTRUMENTS - As part of our asset and liability policy, we conduct transactions in derivative financial instruments. As a result of the events that occurred in the second half of 2002, our activity in derivative financial instruments was reduced and, at present, it is designed solely for the closure of our position exposure, through the use of forward transactions, Swap transactions and the purchase of foreign currency options.

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

     At its meeting on October 9, 2007, our Board of Directors discussed the ramifications of the ruling. The Board of Directors decided that since our originating motion referred not only to the issue of the accumulated interest on the Perpetual Deposit in the absence of the distribution of a dividend, but also to its accumulation and payment when the dividend in arrears is paid (including at the time of liquidation), and since the dismissal of the motion could be interpreted as denying us also of our right to the accumulated interest against payment of the dividend in arrears on the Preferred Shares, the Bank should file an appeal on the dismissal of the claim with regard to the payment of accumulated interest on the Perpetual Deposit against payment of the dividend in arrears. The appeal was filed with the Supreme Court on January 6, 2008.

     At the abovementioned meeting on October 9, 2007, our Board of Directors discussed the ramifications of the abovementioned ruling on the board's continued policy regarding the distribution of dividends on Preferred Shares. In view of the ruling with regard to the non-accumulation of interest on the
Perpetual Deposit at the Ministry of Finance so long as no dividend is distributed (a ruling that we did not dispute), and since the Board of Directors considered the interests of both our shareholders and of our creditors (who in view of the ruling no longer benefit from the non-distribution of the dividend), the Board of Directors concluded that we should act to renew the distribution of dividends. In this context, our Board of Directors decided (at the abovementioned meeting) to undertake a number of measures: 1) to recommend at our General Meeting to amend our Articles of Association with regard to two matters relating to the renewal of the distribution of dividends, one, to authorize the distribution of dividends not only from profits (which do not exist at this stage) but also from the interest that will be paid to us on the
Perpetual Deposit, and the other, to authorize the distribution of a current preferred dividend on our Preferred Shares even without a distribution - either preceding or simultaneously - of preferred dividends in arrears (since, in view of the wording of the ruling, a claim is liable to be made that we are not entitled to the accumulated interest on the Perpetual Deposit against the distribution of dividends in arrears, a result that will prevent us from distributing dividends in arrears in the absence of sufficient profits); 2) to summon a General Meeting of the bank to amend our Articles of Association as mentioned above, and to authorize the Chairman of the Board of Directors to set the date for this meeting; 3) to ask the Supervisor of Banks for permission for the distribution the Preferred shareholders, subject to the above amendments of the Articles of Association and the approval of the Court for the proposed distribution (in accordance with the Companies Law - 5759-1999, distribution of dividends in cases in which there are no profits suitable for distribution requires a court approval, and on that date we had no profits suitable for distribution). A detailed description of our Board of Directors' decisions at the abovementioned meeting October 9, 2007 is found in the immediate report published by us on October 10, 2007. In accordance with the abovementioned decision of our Board of Directors, a General Meeting of the bank was convened on January 7, 2008. On the agenda were the abovementioned proposals to amend our
Articles of Association so that the Articles of Association would not continue to constitute a hindrance to the renewal of the distribution of dividends. The proposals for amending the Articles of Association were submitted to a vote, but were rejected by the majority of voters. On February 5, 2008, the financial institutions that had filed the abovementioned originating motion against us, motioned the court to attach the State as an additional respondent, in part because of the vote of the State at the General Meeting of the bank against the proposals to amend our Articles of Association as mentioned above.

     Following the approval of the Arrangement Plan by the court on November 24,
2008, and pursuant to the details set forth in the Plan, the perpetual deposit was returned to the Ministry of Finance on December 31, 2008, except the sum of approximately $7.9 million, which represents the proceeds from the D shares and
DD shares issued to the public and which will continue to be handled as a perpetual deposit with the Ministry of Finance.

     Following the approval of the Plan and pursuant to the details set forth therein, the originating motion filed by the abovementioned financial institutions and the appeal filed by us on January 6, 2008 to the Supreme Court were dismissed. Under the terms of the Plan, the dismissal of the appeal will be binding on us and on the State only for the relations between us with regard to the part of the Perpetual Deposit for the various C type shares.

     The Arrangement Plan that was approved contains two alternative scenarios, each of which includes stipulations and results regarding the issue of the dividend that accrued on the C, CC, CC1, D, and DD shares:

     SCENARIO I - the sale of the shares of the Bank, in accordance with the
Arrangement Plan, by December 31, 2009.

     In this case, the D and DD shares not held by the State of Israel will be redeemed in accordance with the terms of redemption set out in the terms of the issuance of those shares, so that as part of the redemption, the D and DD shareholders will be paid the full preferred dividend in arrears that accrued on their shares in respect of the period from July 2002 up to and including the day preceding the date of redemption (such arrears will be paid back-to-back by the
State to the Bank as interest on its perpetual deposits with the Treasury in respect of that period).

     The D and DD shares held by the State will not be redeemed, rather they will constitute part of the sold shares and the State will not receive for them the prefereed dividend in arrears accrued thereupon.

     The C, CC, and CC1 shares will constitute part of the sold shares, and the holders thereof will not receive the preferred dividend in arrears that accrued on their shares. Notwithstanding, the calculation of their share of the consideration of the overall sale also takes into account their claim to receive the dividend in arrears.

     The shareholders will waive all claims against the Bank, including regarding the distribution or non-distribution of a dividend, including the cumulative dividend in arrears.

     SCENARIO II - the sale of the shares of the Bank, in accordance with the
Arrangement Plan, will not be completed by December 31, 2009.

     In this case:

     o    On December 31, 2009, or when a liquidation order is issued against the Bank, or when a resolution for voluntary liquidation is passed by the General Meeting of the Bank (the earliest of the three options), the Bank will pay the holders of the C, CC, and CC1 shares (and will receive back-to-back from the State as interest on the perpetual deposits of the Bank with the Treasury in respect of the period until their return to the Bank) half of the preferred dividend in arrears, at an annual rate of 6% that accrued on their shares in respect of the period July 1, 2002 - July 31, 2008, plus linkage differentials and interest by law.

     o    The holders of the C, CC, and CC1 shares will waive all claims against the Bank, regarding the non-distribution of a dividend in the period starting July 1, 2002 and ending on the date of the payment of the dividend in arrears, without such waiver constituting a derogation of their rights pursuant to the articles of the Bank to the accrual of a preferred dividend in respect of their shares, including in respect of the aforementioned period.

     o    The State will waive all claims against the Bank, the receiver of the
          Bank, and the liquidation fund of the Bank in connection with 50% of the preferred dividend in arrears that accrued on the D and DD shares held by the State, in respect of the period that began on July 1, 2002 and ended on July 31, 2008.

     o    The Bank will waive all claims against the State in connection with the payment of interest on the perpetual deposits held by it with the
          Treasury, except for that part thereof that reflects the proceeds of the issue of the D and DD shares held by the public.

     The significance of the aforementioned stipulations of the Arrangement Plan is as follows:

     PARTICIPATING PREFERENCE SHARES (C, CC, CC1) - In the event that the sale of the shares of the Bank is not consummated by December 31, 2009, they will receive half of the preferred dividend (at an annual rate of 6%) accrued in respect of their shares from July 1, 2002 through July 31, 2008, in a total amount of NIS 28.1 million (plus linkage differentials and interest by law, from
July 31, 2008 until the date of the actual payment). Concurrently, the Bank will receive an identical amount from the State as interest on the perpetual deposits of the Bank with the Treasury. In view of this, the abovementioned amount was not recorded in the financial statements of the Bank. The balance of the preferred dividend accrued on the shares from July 1, 2002 through December 31,
2008, in an amount of NIS 35.0 million, was added to the liability in respect of the Preference shares. In the event that the sale of the shares of the Bank as part of the Arrangement is implemented, the Preference shareholders waive all of their claims to the dividend in arrears that accrued until the date of the sale.

     NON-PARTICIPATING PREFERENCE SHARES (D AND DD1) HELD BY THE STATE - In the
event that the sale of the shares of the Bank is not consummated by December 31,
2009, the State will waive half of the preferred dividend (at an annual rate of
7.5%) accrued on its shares from July 1, 2002 until July 31, 2008, in an amount of $14.6 million. Therefore, this amount was not recorded in the financial statements of the Bank. The balance of the preferred dividend that accrued on these shares from July 1, 2002 until December 31, 2008, in an amount of NIS 63.0 million, was added to the liability in respect of these Preference shares. In the event that the sale of the shares of the Bank as part of the Compromise and
Arrangement Plan is implemented, the State as the holder of these shares waives all of its claims to the dividend in arrears that accrued until the date of the sale.

     NON-PARTICIPATING PREFERENCE SHARES (D AND DD1) HELD BY THE PUBLIC - The
right of the shareholders to receive the preferred dividend in arrears that accrued on their shares is fully preserved. The amount of the preferred dividend that accrued on these shares is NIS 14.6 million as of December 31, 2008. This amount was not recorded in the financial statements and it is equal to the amount of the interest on the balance of the perpetual deposits of the Bank with the Treasury which was also not recorded in the financial statements of the
Bank. In the event that the sale of the shares of the Bank as part of the
Compromise and Arrangement Plan is implemented, the Bank will redeem these shares at their dollar value and will pay the entire dividend in arrears.
Concurrently, the State will pay the Bank as interest on the perpetual deposit the entire dividend in arrears in respect of these shares.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
         PROCEEDS

     None, except as described in the Section 350 Arrangement in Item 4.B.

ITEM 15. CONTROLS AND PROCEDURES

     DISCLOSURE CONTROLS AND PROCEDURES

     We have evaluated, with the participation of our General Manager and
Comptroller, the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 20-F. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our General
Manager and Comptroller concluded that our disclosure controls and procedures, as of December 31, 2008, were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported as required by the applicable rules and forms, and that it is accumulated and communicated to our management, including our General Manager and Comptroller, as appropriate to allow timely decisions regarding required disclosure.

     We are late in filing this Report on Form 20-F. However we are of the opinion that this does not affect our conclusion regarding the effectiveness of our disclosure controls and procedures, in light of the fact that we prepare quarterly and annual financial statements (according to Israeli GAAP) and these statements are reported in Israel on a current basis and translated and reported thereafter to the SEC. In addition, all of our Immediate Reports, are likewise translated and reported to the SEC. In our opinion, the information contained in the financial statements according to Israeli GAAP , together with the information in the Immediate Reports, provide the relevant information to our shareholders on a timely basis.

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

     Our management (with the participation of our General Manager and
Comptroller) conducted an evaluation, pursuant to Rule 13a-15(c) under the
Securities Exchange Act, of the effectiveness, as of the end of the period covered by this Annual Report, of our internal control over financial reporting based on the criteria set forth in the framework in Internal Control -
Integrated Framework issued by the Committee of Sponsoring Organizations of the
Treadway Commission (COSO). Based on the results of this evaluation, management assessed the effectiveness of our internal control over financial reporting as at December 31, 2008 and concluded that our internal control over financial reporting was effective as of December 31, 2008. This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation of our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us, as a non-accelerated filer, to provide only management's report in our annual report for the year ended December 31, 2008.

     There were no changes in our internal control over financial reporting (as defined in Rule 13a-15 or 15d-15 under the Exchange Act) that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our Board of Directors has determined that we have three Audit Committee financial experts (as defined in the instructions to Item 16A of Form 20-F)
serving on the Audit Committee, Mr. Yacob Eizner, Mr. Aharon Hildesheimer and
Dr. Shlomith Zuta. Mr. Eizner is an appointee of Bank Leumi le-Israel B.M, Mr.
Hildesheimer is an outside director and Dr. Shlomith Zuta is an outside director. Mr. Eizner, Mr. and Dr. Zuta are "independent" (as defined by NASDAQ
Rules 4200(a)(15) and 4350(c) and (d)).

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     According to the Companies Law, the remuneration of the independent auditor for auditing work shall be established by the shareholders at the general meeting, by the board of directors if the shareholders so authorize, or, if the matter is prescribed in the articles of association, as prescribed therein. Our shareholders authorized our Board of Directors to establish the remuneration of the independent auditors for auditing work done in 2008, subject to the fee schedule of the GCA.

     Furthermore, the Companies Law stipulates that the remuneration of the independent auditors for services other than auditing work shall be established by the board of directors unless the articles of association state that remuneration for such services shall be established by the shareholders at the general meeting.

     Pursuant to the above, the remuneration of our independent auditors for audit work and other services in 2007 and 2008 was established by our Board of
Directors.

     KPMG - Somekh Chaikin, Certified Public Accountants (Isr.), served as our independent public accountant for the fiscal year 2006. For the year ending
December 31, 2006, Kesselman & Kesselman, Certified Public Accountants (Isr.), a
member of PricewaterhouseCooopers International Ltd. (hereinafter: "Kesselman &
Kesselman) served together with KPMG as joint auditors, for the auditing of our
Israeli financial statements only. For the fiscal years 2008 and 2007, Kesselman
& Kesselman served as our independent public accountant. For the years ended
December 31, 2008 and 2007, the aggregate fees billed and/or agreed to by
Kesselman & Kesselman are as follows:

                                      129

                             2008          2007
                           --------      --------
                            (IN THOUSANDS OF NIS)
                           ----------------------

Audit Fees(1)                   932         1,056
Audit-related Fees(2)             -             -
Tax Fees(3)                      30            30
                           --------      --------

TOTAL                           962         1,086
                           ========      ========

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

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     The following financial statements are filed as part of this annual report:

     Our audited balance sheets as of December 31, 2008 and December 31, 2007 and the statements of income (loss), shareholders' equity and cash flows for the years ended December 31, 2008, 2007 and 2006, including the notes thereto and together with the Report of Independent Registered Public Accounting Firm
thereon, are included at pages F-1 to F- 147 to this annual report.

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

     4.6       Summary of Special Collective Agreement with Employees.

     4.7       Summary of the Terms of Employment of the Chairman of the Board
               of the Bank (incorporated by reference to the Report on Form 6-K of Industrial Development Bank of Israel Limited filed on July
               14, 2008).

     4.8       Summary of Indemnification Agreement for Directors and Senior
               Officers (incorporated by reference to the applicable exhibit to the Annual Report on Form 20-F of Industrial Development Bank of
               Israel Limited for fiscal year ended December 31, 2007).

     4.9       Summary of Kibbutz Debt Agreement (incorporated by reference to the applicable exhibit to the Annual Report on Form 20-F of
               Industrial Development Bank of Israel Limited for fiscal year ended December 31, 2005).

     4.10      Summary of Credit to the Israel Electric Corporation Ltd.
               (incorporated by reference to the applicable exhibit to the
               Annual Report on Form 20-F of Industrial Development Bank of
               Israel Limited for fiscal year ended December 31, 2005).

     4.11      Summary of Understandings between the Bank and the Ministry of
               Finance (incorporated by reference to the Report on Form 6-K of
               Industrial Development Bank of Israel Limited filed on June 30,
               2009).

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

     99.1      Application to Court to approve the Proposed Plan for the
               Possible Sale and/or Transfer of all of the Bank's Issued and
               Paid Share Capital (incorporated by reference to the Reports on
               Form 6-K of Industrial Development Bank of Israel Limited filed on July 7, 2008 and August 14, 2008).

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

          INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

By: /s/ Uri Galili                           By: /s/ Natan Atlas
    ---------------------------                  ------------------------------
    Uri Galili, General Manager                  Natan Atlas, General Secretary

Dated: October 22, 2009.

                         THE INDUSTRIAL DEVELOPMENT BANK
                                OF ISRAEL LIMITED

                              FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2008

                                   Industrial Development Bank of Israel Limited

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008
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
                                            |Telephone +972-3-7954555
                                            |Facsimile +972-3-7954556

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM TO THE SHAREHOLDERS OF
INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

We have audited the accompanying balance sheets of Industrial Development Bank of Israel Limited ("the Bank") as of December 31, 2008 and 2007 and the related statements of income (loss), shareholders' equity, and cash flows for each of the years ended on those dates. These financial statements are the responsibility of the Bank's Board of Directors and of its Management. Our
responsibility is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with the standards of the Public Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of the Bank as of December 31,
2008 and 2007 and the results of its operations and its cash flows for each of the years ended on those dates, in conformity with accounting principles generally accepted in Israel and in accordance with the directives and guidelines of the Supervisor of Banks in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States.
Information relating to the nature and effect of such differences is presented in Note 32.

As explained in Note 1C, the aforementioned financial statements are presented in new Israeli shekels in accordance with Accounting Standards of the Israel
Accounting Standards Board and the provisions of the Supervisor of Banks in
Israel.

As discussed in Note 1A, the Bank experienced severe liquidity problems starting in August 2002, which were caused by increased withdrawal of public deposits, the decisions of the Bank's Board of Directors to adopt the "Run-Off" plan for the controlled realization of the Bank's credit assets, the cancellation of the license of the Bank as from August 1, 2008, and the blueprint for the sale of all of the shares of the Bank, all as detailed in the above note. Additionally,
Note 1 states, among other things, that: "at present, it is not possible to ascertain if and when the sale of the Bank's shares pursuant to the Arrangement
Plan will be carried out and what will be the consequences to the Bank should the sale of the shares of the Bank not be carried out."

                                      F - 1

--------------------------------------------------------------------------------
                                            |KESSELMAN & KESSELMAN
                                            |Certified Public Accountants (Isr.)
                                            |Trade Tower, 25 Hamered Street
                                            |Tel Aviv 68125 Israel
                                            |P.O Box 452 Tel Aviv 61003
                                            |Telephone +972-3-7954555
                                            |Facsimile +972-3-7954556

Further, see Note 21 which discusses the litigations pending against the Bank.

                                             Kesselman & Kesselman
                                             Certified Public Accountants (Isr.)

Tel Aviv
February 25, 2009 (except for Notes 32 and 33
as to which the date is October 22, 2009)

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
          17 Ha'arba'a Street, PO Box 609            Internet   www.kpmg.co.il
          Tel Aviv 61006 Israel

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE SHAREHOLDERS OF
THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

We have audited the accompanying statements of income (loss), changes in shareholders' equity, and cash flows, for the year ended December 31, 2006 of
Industrial Development Bank of Israel Limited (the Bank). These financial statements are the responsibility of the Bank's Board of Directors and of its
Management. Our responsibility is to express an opinion on these financial statements, based on our audits.

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

In our report dated July 31, 2007 we referred to uncertainties which raised substantial doubts as to the ability of the Bank to continue operating as a going concern and we mentioned that the ability of the Bank to repay its liabilities is contingent upon the continuation of the special line of credit from the Bank of Israel and the implementation of the "Run-Off" plan, in addition to the continued forbearance by the Bank of Israel. As described in
Note 1A and Note 16A to the financial statements, the "Run-Off" plan ended on
July 31, 2008, the "banking license" of the Bank expired on August 1, 2009, the
Bank repaid the credit line from the Bank of Israel in full on December 31,
2008, and the Supervisor of Banks notified the Bank that he was exempting the
Bank from maintaining a minimum capital ratio. Accordingly, our present opinion on the 2006 financial statements, as presented herein, is different from our previous report.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of its operations, the changes in the shareholders' equity and its cash flows for the year ended December 31, 2006, in conformity with accounting principles generally accepted in Israel. Furthermore, in our opinion, these statements have been prepared in accordance with the directives and guidelines of the Supervisor of Banks in Israel.

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

                                     F - 3

          SOMEKH CHAIKIN                             Telephone  972 3  684 8000
          KPMG Millennium Tower                      Fax        972 3  684 8444
          17 Ha'arba'a Street, PO Box 609            Internet   www.kpmg.co.il
          Tel Aviv 61006 Israel

We call attention to the following:

A.   Note 1A to the financial statements regarding the severe liquidity problems the Bank experienced in August 2002, which were caused by increased withdrawals of public deposits, the decision of the Bank's Board of
     Directors to adopt the "Run-Off" plan and the announcement of the Governor of the Bank of Israel regarding the expiration of the Bank's license as from August 1, 2008, as detailed in the said Note.

B.   Note 21 to the financial statements regarding the litigation pending against the Bank and its executive officers, as detailed in the said Note.

Somekh Chaikin
Certified Public Accountants (Isr.)

Tel-Aviv, Israel

July 31, 2007 (except for Note 1A regarding the ending of the "Run-Off" plan, the expiration of the Bank's license and the repayment of the credit line from the Bank of Israel and Note 16A regarding the exemption from minimum capital ratio requirement, as to which the date is October 22, 2009)

                                     F - 4

                                   Industrial Development Bank of Israel Limited

BALANCE SHEETS AS OF DECEMBER 31
--------------------------------------------------------------------------------

Reported amounts

                                                                2008           2007
                                                              -------        -------
                                                   NOTE    NIS MILLIONS    NIS MILLIONS
                                                 -------      -------        -------

ASSETS

Cash and deposits with banks                         2          575.3           33.8

Securities                                           3           37.9           46.3

Credit to the public                                 4        5,107.1        5,521.1

Credit to the Government                             5            2.8           24.7

Fixed assets                                         6            0.5            0.8

Other assets                                         7            3.3            7.2

Perpetual deposits with the Israeli Treasury         8           29.9          848.8
                                                              -------        -------

Total assets                                                  5,756.8        6,482.7
                                                              =======        =======

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits of the public                               9           26.7           54.6

Deposits of banks                                   10              -          481.2

Deposits of the Government                                    5,022.6        5,319.2

Perpetual deposit                                   11            0.1            0.1

Capital notes                                       12              -           20.2

Other liabilities                                   13           63.9           50.7

Non-participating shares                            14          335.8          276.0

Participating preference shares                     15          203.6          170.6
                                                              -------        -------

Total liabilities                                             5,652.7        6,372.6

Shareholders' equity                                16          104.1          110.1
                                                              -------        -------

Total liabilities and shareholders' equity                    5,756.8        6,482.7
                                                              =======        =======

----------------------------------------    ----------------------------    --------------------------
Dr. Raanan Cohen - Chairman of the Board    Uri Galili - General Manager    Rimon Shmaya - Comptroller

Date of approval of the financial statements: February 25, 2009 (except for
Notes 32 and 33, as to which the date is October 22, 2009

The accompanying notes are an integral part of the financial statements.

                                     F - 5

                                   Industrial Development Bank of Israel Limited

STATEMENTS OF INCOME FOR THE YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------

Reported amounts

                                                               2008           2007         2006
                                                               -----         -----        -----
                                                    NOTE    NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                                   ------      -----         -----        -----

Profit from financing operations
 before allowance for doubtful debts                 23         84.0          29.3         18.2
Allowance for doubtful debts                         4C        (16.9)        (13.8)        21.7
                                                               -----         -----        -----
Profit (loss) from financing operations
 after allowance for doubtful debts                            100.9          43.1         (3.5)
                                                               -----         -----        -----
OPERATING AND OTHER INCOME
Operating commissions                                24          0.6           1.1          1.3
Gains from investments in shares                     25          1.0           8.7         16.4
Other income                                         26          1.4           1.7          3.8
                                                               -----         -----        -----
Total operating and other income                                 3.0          11.5         21.5
                                                               -----         -----        -----

OPERATING AND OTHER EXPENSES
Salaries and related expenses                        27         19.9          18.5         17.6
Expenses in respect of employee retirement           18          9.0             -          0.5
Maintenance and depreciation of buildings
 and equipment                                                   2.9           2.9          2.7
Other expenses                                       28          9.6           9.4         14.3
                                                               -----         -----        -----
Total operating and other expenses                              41.4          30.8         35.1
                                                               -----         -----        -----
Income (loss) from ordinary operations before
   taxes on income                                              62.5          23.8        (17.1)
Provision for taxes on income from ordinary
   operations                                        29          9.5           1.6            -
                                                               -----         -----        -----

NET EARNINGS (LOSS) FOR THE YEAR                                53.0          22.2        (17.1)
                                                               =====         =====        =====

                               NET EARNINGS (LOSS) PER SHARE
                           --------------------------------------
                            2008           2007            2006
                           -------        -------        --------
                             NIS            NIS            NIS
                           -------        -------        --------

"A" ordinary shares        3,509.9        1,470.2        (1,132.4)
                           =======        =======         =======

                       WEIGHTED QUANTITY OF SHARES USED IN COMPUTING
                                  EARNINGS PER SHARE
                           ----------------------------------
                            2008          2007          2006
                           ------        ------        ------

"A" ordinary shares        15,100        15,100        15,100
                           ======        ======        ======

The accompanying notes are an integral part of the financial statements.

                                     F - 6

                                   Industrial Development Bank of Israel Limited

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY*
--------------------------------------------------------------------------------

Reported amounts

                                                            ACCUMULATED
                                                             DIFFERENCE               ADJUSTMENTS
                                               SHARE             ON      ACCUMULATED      FROM
                                             CAPITAL        TRANSLATION DIFFERENCE ON PRESENTATION
                                                AND              OF     TRANSLATION   OF AVAILABLE-
                                             PREMIUM           DOLLAR        OF         FOR-SALE                    TOTAL
                                                ON             LINKED    CPI LINKED    SECURITIES   ACCUMULATED  SHAREHOLDERS'
                                              SHARES         DEPOSIT(*)   DEPOSIT(*)  AT FAIR VALUE    LOSS         EQUITY
                                              -------         -------       -------       -------     -------       -------
                                                                            NIS MILLIONS
                                              -----------------------------------------------------------------------------

BALANCE AS OF DECEMBER 31, 2005               1,199.4          (697.5)        203.0           6.1      (513.9)        197.1

CHANGES DURING 2006
Adjustments as of January 1, 2006
 caused by initial implementation of
 Accounting Standard no. 22                    (992.3)          697.5          90.7             -           -        (204.1)
                                              -------         -------       -------       -------     -------       -------

BALANCE AS OF JANUARY 1, 2006
 FOLLOWING THE IMPLEMENTATION OF
 STANDARD NO. 22                                207.1               -         293.7           6.1      (513.9)         (7.0)
Net loss                                            -               -             -             -       (17.1)        (17.1)
Adjustments from presentation of
available-for-sale securities at fair               -               -             -           2.6           -           2.6
value
Translation differences relating to
CPI-linked perpetual  deposit (*)                   -               -          41.5             -           -          41.5
                                              -------         -------       -------       -------     -------       -------

BALANCE AS OF DECEMBER 31, 2006                 207.1               -         335.2           8.7      (531.0)         20.0

CHANGES DURING 2007
Net earnings                                        -               -             -             -        22.2          22.2
Adjustments from presentation of
available-for-sale securities at fair               -               -             -           0.8           -           0.8
value
Translation differences relating to
CPI-linked perpetual  deposit (*)                   -               -          67.1             -           -          67.1
                                              -------         -------       -------       -------     -------       -------

BALANCE AS OF DECEMBER 31, 2007                 207.1               -         402.3           9.5      (508.8)        110.1
CHANGES DURING 2008
NET EARNINGS                                        -               -             -             -        53.0          53.0
ADJUSTMENTS FROM PRESENTATION OF
AVAILABLE-FOR-SALE SECURITIES AT FAIR
VALUE                                               -               -             -          (4.4)          -          (4.4)
TRANSLATION DIFFERENCES RELATING TO
CPI-LINKED PERPETUAL  DEPOSIT (*)                   -               -          43.4             -           -          43.4

ARRANGEMENT PLAN BETWEEN THE BANK AND
ITS SHAREHOLDERS
ARRANGEMENT REGARDING INTEREST ON THE
PERPETUAL DEPOSIT AGAINST DIVIDENDS IN
ARREARS ON THE PREFERENCE SHARES (*)                -               -         (98.0)            -           -         (98.0)
REFUND OF THE PERPETUAL DEPOSIT WHICH
IN EFFECT IS THE PAYMENT OF THE STATE
IN RESPECT OF THE B1 SHARE (*)                  347.7               -        (347.7)            -           -             -
                                              -------         -------       -------       -------     -------       -------

BALANCE AS OF DECEMBER 31, 2008                 554.8               -             -           5.1      (455.8)        104.1
                                              =======         =======       =======       =======     =======       =======

*    See Note 1D to the financial statements.

The accompanying notes are an integral part of the financial statements.

                                     F - 7

                                   Industrial Development Bank of Israel Limited

STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                                      2008           2007            2006
                                                                    -------         -------         -------
                                                                 NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                                                    -------         -------         -------

CASH FLOWS GENERATED BY OPERATING ACTIVITIES:
Net earnings (loss) for the year                                       53.0            22.2           (17.1)
Adjustments to reconcile net earnings/loss to net cash flows generated by operating activities:
Depreciation on equipment                                               0.4             0.4             0.4
Allowance for doubtful debts                                           (8.4)          (13.0)           22.9
Loss (gain) on sale of available-for-sale securities                    2.4            (3.3)          (10.3)
Reserve for severance pay and pensions, net                             6.5            (4.9)           (0.6)
Erosion of capital notes and perpetual deposit                         (0.3)           (3.0)           (1.8)
                                                                    -------         -------         -------
Net cash provided by (used in) operating activities                    53.6            (1.6)           (6.5)
                                                                    -------         -------         -------

CASH FLOWS GENERATED BY ACTIVITIES RELATED TO ASSETS:
Deposits with banks, net                                                2.6             9.2             6.5
Available-for-sale securities, net                                      1.6             8.2            25.7
Credit to the public, net                                             421.1         1,010.5         1,139.6
Credit to governments, net                                             21.9            16.8            17.5
Other assets, net                                                       3.9             4.9             3.5
Perpetual deposit with the Israeli treasury                           857.2               -               -
Acquisition of fixed assets                                            (0.1)           (0.1)           (0.3)
                                                                    -------         -------         -------
Net cash provided by activities
 related to assets                                                  1,308.2         1,049.5         1,192.5
                                                                    -------         -------         -------

CASH FLOWS GENERATED BY ACTIVITIES RELATED TO
 LIABILITIES AND SHAREHOLDERS' EQUITY:
Redemption of capital notes                                           (19.9)           (1.7)           (0.2)
Deposits of the public, net                                           (27.9)          (12.3)         (111.3)
Deposits of banks, net                                               (481.2)         (287.1)         (280.5)
Deposits of the Government, net                                      (296.6)         (768.2)         (795.6)
Other liabilities, net                                                  7.9            (2.0)            1.6
                                                                    -------         -------         -------
Net cash used in activities
 relating to liabilities and shareholders' equity                    (817.7)       (1,071.3)       (1,186.0)
                                                                    -------         -------         -------

INCREASE (DECREASE) IN CASH                                           544.1           (23.4)              -

BALANCE OF CASH AS AT BEGINNING OF YEAR                                30.0            53.4            53.4
                                                                    -------         -------         -------

BALANCE OF CASH AS AT END OF YEAR                                     574.1            30.0            53.4
                                                                    =======         =======         =======

                                     F - 8

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 1 - GENERAL AND SIGNIFICANT ACCOUNTING POLICIES

     A.   THE RUN-OFF PLAN, THE COMPROMISE AND ARRANGEMENT PLAN BETWEEN THE BANK
          AND ITS SHAREHOLDERS, THE REPAYMENT OF THE PERPETUAL DEPOSITS AND
          REPAYMENT OF THE SPECIAL LINE OF CREDIT OF THE BANK OF ISRAEL

     Due to increased withdrawals of deposits during the third quarter of 2002, the Bank experienced severe liquidity problems, following which the Bank, on August 22, 2002, requested a special line of credit from the Governor of the Bank of Israel. The Bank repaid the credit line in full on December 31,
     2008.

     On August 1, 2009, the "banking license" of the Bank expired, in accordance with the announcement of the Governor of the Bank of Israel.

     THE ACTIVITY OF THE BANK DURING AND SUBSEQUENT TO THE RUN-OFF PLAN

     The principal components of the "Run-Off" plan that was implemented by the
     Bank were a controlled realization of the Bank's credit assets and a significant reduction in manpower and in operating expenses.

     The Bank is prohibited from accepting new deposits and from renewing existing deposits which have matured. Commencing August 1, 2008, the date on which the banking license of the Bank expired, the Bank became subject to a restriction pursuant to the Banking Law (Licensing) - 1981, whereby the number of depositors in the Bank shall not exceed twenty nine.

     The reduction in the Bank's operations was also accompanied by a reduction in the Bank's staff and in the Bank's operating expenses.

     Both during and subsequent to the Run-Off Plan which ended on July 31,
     2008, the Bank has been refraining from granting new credit and its activity focuses on the collection of the existing credit. The Bank intends on continuing this reduced framework of activity until the completion of the sale of the shares of the Bank as part of the Arrangement Plan, or until other developments occur in the event that the sale of the shares is not implemented.

     At present, it is not possible to ascertain if and when the sale of the
     Bank's shares pursuant to the Arrangement Plan will be carried out and what will be the consequences to the Bank should the sale of the shares of the
     Bank not be carried out.

     GOVERNMENT RESOLUTION REGARDING THE PRIVATIZATION OF THE BANK

     On April 29, 2008, the Ministerial Committee on Privatization passed a resolution pertaining to the privatization of the Bank, as part of a petition to approve the arrangement pursuant to Article 350 of the
     Companies Law. The full wording of the resolution was publicized by the
     Bank in its Immediate Report on April 30, 2008. The privatization resolution stipulates, among other things, the following:

     o    The shares of the State in the Bank shall be sold, as one block, by way of a private sale, to an investor or group of investors from
          Israel and/or abroad (the "Purchaser"), as part of the blueprint for the sale, including the transfer of all of the shares of the Bank, including those held by the public, to the Purchaser (the "Sale").

     o    Until the completion of the sale, the Bank shall continue collecting its credit portfolio.

     o    The Accountant General of the Ministry of Finance was authorized to carry out a number of steps in connection with the privatization of the Bank.

     o    The employees of the Bank will be paid a privatization remuneration in according with the rules of the Authority. The remuneration will be granted immediately following the sale and will be subject to the execution thereof.

                                     F - 9

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

     The privatization decision was taken further to and on the basis of the blueprint for the sale of the issued share capital of the bank that was assessed by the Finance Ministry and the Government Companies Authority.

     THE COMPROMISE AND ARRANGEMENT PLAN PURSUANT TO ARTICLE 350 OF THE
     COMPANIES LAW - 1999 BETWEEN THE BANK AND ITS SHAREHOLDERS

     Further to the Government resolution regarding the privatization of the
     Bank and in accordance with the resolution of the Board of Directors of the
     Bank at its meeting of May 26, 2008, the Bank filed a petition with the Tel
     Aviv - Jaffa District Court on July 6, 2008 to approve the Compromise and
     Arrangement Plan pursuant to Article 350 of the Companies Law between the
     Bank and its shareholders.

     Prior to passing the resolution regarding the filing of the petition to have the Arrangement Plan approved, the Board of Directors was presented with the opinion of an expert regarding the reasonableness of the criterion for determining the Minimum Price at which the sale of the Bank will be carried out in accordance with the Arrangement Plan, and the fairness of the criterion as far as the public shareholders are concerned, regarding the formula that was set down in the plan for the distribution of the proceeds of the sale, as well as a document dated March 9, 2008, prepared by Professor A. Barnea, who assessed the alternative of liquidating the
     Bank versus the alternative of selling the shares of the Bank, on the basis of the financial statements of the Bank as of September 30, 2007 and which contains the formula for the distribution of the proceeds of the sale. The document of Professor A. Barnea constitutes part of the Arrangement Plan and its full version was publicized by the Bank in an Immediate Report dated March 12, 2008. In addition, the Board of Directors was furnished with a legal opinion regarding the reasonableness of the arrangement to pay a partial dividend to the C, CC, and CC1 shareholders, which according to the Arrangement Plan constitutes an alternative to the sale of the shares of the Bank in the event that such sale is not realized.

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

     The Arrangement Plan was included in the Immediate Report made by the Bank on May 27, 2008 (except for minor changes, this description is in line with the plan that was included in the petition that was filed by the Bank on
     July 6, 2008). A brief description follows:

     The Arrangement Plan includes three parts (two of which are alternatives)
     which the shareholders and the court were asked to approve as one unit.

     1.   The first part will be implemented immediately upon the approval of the Arrangement Plan (by the class meetings of the of shareholders and the court). Pursuant to the first part, the State will redeem the perpetual deposits made by the Bank with the Treasury, except that part of them that reflects the proceeds of the issuance of the D and
          DD shares held by the public (which will continue to be maintained as a dollar-linked deposit). The Bank will use the redemption of the perpetual deposits to repay the balance of the line of credit placed at its disposal by the Bank of Israel. The originating motion that was filed by various financial institutions against the Bank to have the distribution of the dividend renewed will be rejected, and the appeal filed by the Bank against the court decision rejecting its originating motion on the matter of the accrual of the interest on its perpetual deposits with the Treasury will also be rejected.

                                     F - 10

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

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

          If the total proceeds to be received in respect of the sold shares are lower than the greater of the "liquidation value of the Bank" as to be determined by the average of the two valuations conducted at the request of the State prior to the implementation of the sale, less the principal amount of the redemption of the D and DD shares, or an amount of NIS 400 million (the "Minimum Price"), the consummation of the sale shall be subject to the approval of the meeting of the
          C-class shareholders (C, CC and CC1) by a majority of 75% of the value represented by the vote. The State is authorized, at its discretion, not to carry out the sale even if the average total proceeds are higher than the Minimum Price.

          The proceeds of the sale shall be divided among the holders of the sold shares on the basis of the distribution formulas prepared by
          Professor A. Barnea as part of the document he prepared, as above, which is attached to the Arrangement Plan. The State shall refund to the Bank the remainder of the perpetual deposits it still has, in accordance to the description of part 1 above.

          The shareholders of the Bank will waive any claim, demand, or suit against the Bank, officers of the Bank, shareholders of the Bank, employees of the Bank, or the State. In addition, the Bank will waive any claim, demand, or suit toward the State in connection with the perpetual deposit, the payment of interest in respect thereof, and its refunding to the Bank. The Bank will assign its rights to the loan it placed at the disposal of the Israel Electric Company Ltd. and to the
          State deposit which served as a source of such loan. The rights will be assigned to the party to which the Bank is instructed by the
          Accountant General. The conditions for the performance of the second part (the sales arrangement) are the finding of a purchaser and the completion of the sale by December 31, 2009.

     3.   The third part (the dividend arrangement) is an alternative to the second part (the sale arrangement) and it shall be carried out in the event that the sales arrangement is not completed by December 31, 2009 or, if prior to that date, a liquidation order is issued against the
          Bank or if the general meeting of the Bank decides to voluntarily liquidate the Bank. As part of this course of action, the Bank will pay the holders of C, CC, and CC1 shares, on the earliest of December
          31, 2009, or the date on which a liquidation order is issued against the Bank, or on the date on which the general meeting of the Bank decides to voluntarily liquidate the Bank, half of the preferred dividend in arrears (at an annual rate of 6%) accrued on their shares during the period from July 1, 2002 through July 31, 2008, plus linkage differentials and interest by law, from July 31, 2008 until the date of the actual payment to the shareholders. The State will pay the Bank in respect of the part of the perpetual deposits that reflect the consideration of the issuance of C, CC and CC1 shares, half of the interest at an annual rate of 6% accrued on this part during the aforementioned period, plus linkage differentials and interest by law, from July 31, 2008 until the date of the actual payment to the Bank.

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

                                     F - 11

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

          Subject to the carrying out of the dividend arrangement, the Bank will waive any claim, demand, or suit toward the State in connection with the payment of interest in respect of part of the perpetual deposit which reflects the considerations of the issuance of the Group C shares, and the Group D shares that are owned by the State (without it detracting from any claim, demand, or suit of the Bank in connection with the payment of the interest on the balance of the perpetual deposit) and in respect of the refund of the perpetual deposit by the
          State.

     Since the redemption of the D and DD shares and the payment of half of the preferred dividend in respect of the C, CC, and CC1 shares, as described above, may constitute a reduction in capital, therefore concurrent with the submission of a request to the court to approve the Arrangement Plan, on
     July 6, 2008, the Bank submitted to the court a request to reduce its capital. The request was approved by the court on November 20, 2008.

     An arrangement pursuant to Article 350 of the companies Law - 1999 is subject to the approval of the meetings of the different classes of shareholders of the Bank as well as the approval of the court.

     On October 30, 2008 and November 6, 2008, the Arrangement Plan was approved by the meetings of the classes of shareholders of the Bank and on November
     24, 2008, the plan was approved by the Court.

     Further to the approval of the Arrangement Plan and pursuant to the stipulations therein, the Government repaid to the Bank the perpetual deposits it had deposited with the Treasury (except the part thereof that reflects the consideration of the issuance of D and DD shares held by the public), the Bank repaid the balance of the credit line placed at its disposal by the Bank of Israel, the originating motion filed against the
     Bank in the matter of the renewal of the distribution of a dividend was rejected, as was the appeal of the Bank against the court decision that rejected the Bank's originating motion in the matter of the accrual of interest on the perpetual deposits of the Bank with the Treasury.

     THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL, REPAYMENT OF THE
     PERPETUAL DEPOSITS AND THE REFUND OF THE EXCESS INTEREST

     Further to the liquidity problems suffered by the Bank in the third quarter of 2002, a special line of credit was placed at the disposal of the Bank by the Bank of Israel. The initial amount of the credit line was NIS 2.2 billion. The balance of the credit line was continuously reduced concurrent with the collection of the credit portfolio of the Bank. The repayment date of the credit line was postponed by the Governor of the Bank of Israel a number of times and recently, it was extended to December 31, 2008 or until the Arrangement Plan was approved by the court. Commencing on October 10,
     2005, the Government undertook responsibility for the repayment of the credit line. Until July 29, 2003, the credit line bore interest at the Bank of Israel rate plus 5% during part of the period and plus 3% for the rest of the period. After the aforementioned date and until July 31, 2008, the credit line bore interest at only the Bank of Israel rate, whereas commencing August 1, 2008 and thereafter, the rate was the Bank of Israel rate plus 1.5%. As mentioned time and again in the quarterly and annual financial statements of the Bank, the Bank was of the opinion that the Bank of Israel should credit the Bank for all of the amounts of interest in excess of the "Bank of Israel interest" with which the Bank was debited by the Bank of Israel from August 2002 until July 29, 2003. According to the
     Bank's calculations, the amount of the aforementioned excess interest, plus interest at the rate of the credit line, until December 31, 2008, was NIS
     90 million. In the period preceding December 31, 2008, the date on which the perpetual deposits of the Bank with the Treasury were repaid, negotiations were conducted between the Bank and the Bank of Israel regarding the demand of the Bank that the aforementioned excess interest be refunded. At the conclusion of the negotiations, the Bank and the Bank of
     Israel reached an agreement whereby the Bank of Israel will refund to the
     Bank an amount of NIS 48.6 million in respect of the excess interest, and in return, the Bank will waive its claims regarding the balance of the excess interest.

                                     F - 12

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

     According to the Arrangement Plan, on December 31, 2008, the State repaid to the Bank the perpetual deposits in the Treasury, except for the part thereof that reflects the proceeds of the issuance of the D and DD shares held by the public, in a total amount of NIS 857.5 million. From this amount, an amount of NIS 304.5 million was paid by the Treasury to the Bank of Israel in respect of the repayment of the balance of the line of credit.

     The balance of the repayment of the aforementioned perpetual deposits, in an amount of NIS 553.0 million, was transferred to the Bank. As a result, as of December 31, 2008, the Bank held liquid monetary balances in excess of all of its liabilities to its creditors (not including the deposit of the Government that served as the source for the credit granted to the
     Israel Electric Company that was secured by a government guarantee).

     B.   GENERAL

     The financial statements of the Bank are presented in accordance with the directives and guidelines of the Supervisor of Banks and in accordance with generally accepted accounting principles. In a letter dated May 29, 2008, the Supervisor of Banks announced that the financial statements of the Bank have to be presented in accordance with his directives for an additional three-year period following the date the "banking license" of the Bank was cancelled (August 1, 2008).

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
     Pursuant to this standard and in accordance with Accounting Standard No. 17 that was published in December 2002, the adjustment of financial statements were discontinued as at January 1, 2004. Until December 31, 2003, the Bank
     continued to prepare adjusted financial statements in accordance with the directives of the Supervisor of Banks, on the basis of the principles of the Opinion No. 36 of the Institute of Certified Public Accountants in
     Israel. The adjusted amounts presented in the financial statements as at
     December 31, 2003 are the basis for the financial statements in reported amounts. Any additions made during the period are included according to their nominal values.

                                     F - 13

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

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
     (hereinafter - the "Standard"). The Standard sets forth the presentation provisions of financial instruments in the financial statements and details the required fair disclosure thereof. In addition, the Standard stipulates the manner of classification of financial instruments as financial liabilities and equity, classification of interest, dividends, and related losses and gains, and the circumstances under which an entity can set off financial assets and liabilities. The Standard cancels Opinion No. 53,
     "Accounting Treatment of Convertible Liabilities" and Opinion No. 48,
     "Accounting Treatment of Option Warrants".

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

     The difference generated until May 6, 1996 between the adjustment of the special deposit with the Israeli Treasury which, up to May 6, 1996, was linked to the exchange rate of the US dollar, in respect of the participating preference shares similarly linked to the exchange rate of the US dollar, and the adjustment of the said deposit on the basis of the
     CPI, was reflected in the statement of shareholders' equity in the item entitled "Accumulated difference on translation of a dollar linked deposit".

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

                                     F - 14

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

     On December 31, 2008, most of the perpetual deposit of the Bank with the
     Israeli Treasury was repaid, as part of the first part of the Compromise and Arrangement Plan between the Bank and its shareholders which was approved by the court on November 24, 2008. The repayment included the difference between the valuation of the Index-linked perpetual deposit and the valuation of the preference shares which are linked to the dollar. This difference amounted to NIS 445.7 million. As part of the Arrangement that was approved by the court and the repayment of the perpetual deposit, in the event that the sale of the shares of the Bank is not consummated by
     December 31, 2009, the Bank waived its claim to receipt of interest in an amount of NIS 98.0 million in respect of its perpetual deposit with the
     Treasury, against a cumulative dividend to the preferred shareholders. In view of the above, the aforementioned amount was carried to the credit of the preferred shareholders against a capital reserve in respect of the accrued difference from the Index-linked deposit thus reducing the shareholders' equity of the Bank. As a result of the repayment, an amount of NIS 347.7 million (representing the balance of the NIS 445.7 million less the NIS 98.0 million) was recorded, as the consideration in respect of the B1 share, to the share capital and premium of the Bank, against a capital reserve maintained in respect of this difference (see also Note
     16).

                                     F - 15

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

     Commencing January 1, 2009, further to the repayment of the perpetual deposit and due to the fact that the preference shares are classified as a liability, the Bank will record the following through the statement of income: 1) exchange rate differentials in respect of the preference shares and, 2) the current accrual of the dividend in respect to the preferred shares.

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

                                   DECEMBER 31                            RATE OF CHANGE DURING
                        ----------------------------------            -----------------------------
                        2008           2007           2006            2008         2007        2006
                        ----           ----           ----            ----         ----        ----
                                                                        %            %           %
                                                                      ----         ----        ----

Representative
 exchange rate
 of US$1
 (in NIS)               3.802          3.846          4.225           (1.1)       (9.0)       (8.2)

CPI in points
 for:
 December               198.4          191.1          184.9            3.8         3.3        (0.1)

 November               198.7          190.0          184.9            4.6         2.8        (0.3)

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

                                     F - 16

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

     AVAILABLE-FOR-SALE SECURITIES

     Such securities are stated at their fair value. Income therefrom is recognized on the accrual basis. The difference between the fair value and adjusted value of available-for-sale securities, net of the related tax effect, is recorded as a capital reserve. Non-marketable shares and shares that have no readily-available fair value are stated at their cost, net of a provision for decline in value which is not of a temporary nature and which is carried to profit and loss. Dividends received in respect of available-for-sale investments deriving from profits in the distributing company immediately prior to the date of investment, are carried to profit and loss.

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

     According to Directive 315 of Proper Banking Procedures, a banking entity must record a supplementary allowance for doubtful debts in respect of debts of customers which deviate from limits stipulated by the Supervisor of Banks, which are calculated as a certain percentage of the Bank's capital, as stipulated for purposes of calculating the minimum capital ratio. These limits relate to the indebtedness of an individual borrower or a borrower group, to the indebtedness in respect of financing the acquisition of means of control of corporate entities and to the indebtedness of related parties.

                                     F - 17

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

     As a result of the decline in the "first tier capital" of the Bank and the limitation on the amount of "second tier capital" that may be taken into consideration, a part of the customers' debts to the Bank exceed the amounts of the aforementioned limits.

     Furthermore, Directive 315 of the Proper Banking Procedures provides that a banking entity is required to make a supplementary allowance for doubtful debts if the total liabilities of a certain sector to the banking entity exceed 20% of the total liabilities of the public to the banking corporation (hereinafter - "the limit on sector indebtedness").

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

     Accordingly, in the Bank's financial statements as from December 31, 2003 and thereafter, the Bank did not record a supplementary allowance for doubtful debts in respect of deviations from the aforementioned limits.

     It should be noted that if the Supervisor of Banks had not granted the exemption, the Bank would have been required to record a supplementary allowance in significant amounts in respect of these deviations, which would have had a material impact on its financial results for those periods. In addition, the adjustment of the supplementary allowance for changes occurring from time to time in the volume of the deviances would have impacted on the financial results of the Bank in the subsequent reporting periods.

     On August 1, 2008, the "banking license" of the Bank expired. In his letter dated July 27, 2008, the Supervisor of Banks announced that he was exempting the Bank from complying with Proper Banking Directive 315 which relates to the supplementary and general allowance for doubtful debts. The
     Bank continues to present its financial statements in accordance with the guidelines of the Supervisor of Banks. In the public reporting directives, the Bank is required to set up a supplementary and a general provision in accordance with Proper Banking Directive 315. As a result, the Bank applied to the Supervisor of Banks to obtain clarifications regarding his position on this issue. In the application, the Bank set out its position whereby over the years, as a result of the decline in the volume of the Bank's credit, the weight of the general provision for doubtful debts increased to a large percentage relative to the customers' debts and that the Bank is of the opinion that the rate of the general provision should be fixed relative to the balance of the customers' debts.

                                     F - 18

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

     In his letter dated January 25, 2009, the Supervisor of Banks announced that he was exempting the Bank from both compliance with Proper Banking
     Directive 315 and from the section of the public reporting directives that is based on Directive 315. In addition, the Supervisor of Banks announced that he was not addressing the issue of the appropriateness of the rate of the general provision for doubtful debts which the Bank believes should be performed.

     Taking into consideration the recent events in the Israeli economy and the economic uncertainty regarding economic developments in the economy, the
     Board of Directors of the Bank decided, for the time being, to continue making the supplementary and the general provisions for doubtful debts in accordance with the public reporting directives, and taking into account the extenuations received by the Bank in the past, as it has done to date.
     The Board of Directors will reassess this policy during the course of 2009, taking into consideration economic developments in the economy and developments relating to the continued activity of the Bank.

     The aggregate balance of the general allowance and the supplementary allowance for doubtful debts, calculated as stated above, in accordance with the directives of the Bank of Israel, as of December 31, 2008, constitutes 7.30% of the credit to the public risk, which includes credit risk and off-balance sheet credit risk as calculated for purposes of individual borrower and group of borrowers limitations (December 31, 2007 -
     5.94%).

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

     Only in rare cases is a banking entity is allowed to state in the financial statements that in the opinion of the bank's management, based upon its legal counsel, it is unable to evaluate the probability of realization of the exposure to risk in respect of a claim for which a petition was filed to have the claim certified as a class action, this in the four financial statements that are published after the filing of the petition. The Bank has provided disclosure with respect to material legal proceedings pending against the Bank. Note 21D provides disclosure regarding contingencies in respect of which the risk of occurrence of the exposure is not remote and for which no provision was made. The Bank's practice is to include in its financial statements appropriate provisions in respect of claims which in the opinion of management of the Bank will not be rejected or cancelled and the risk of their occurrence is probable.

                                     F - 19

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

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

     In December 2002, the Bank, the General Federation of Labor and the Bank's
     employee committee signed a special collective agreement regarding a reduction in the number of the Bank's employees. On November 16, 2008, , further to the approval of the sales process of the shares of the Bank, a special collective agreement was signed in connection with the retirement arrangements of the employees. According to these agreements some of the employees are entitled to a pension as from the date of termination of their employment. In respect of such employees, the Bank signed an agreement with a pension fund which arranges the payment of the pensions.
     In accordance with these agreements, on the date on which the employment of each such employee is terminated, the Bank deposits with the pension fund the amount required in order to purchase the pension rights for the employee. The Bank included a provision in respect of the anticipated cost of acquisition of the pension rights, as calculated in an opinion prepared by a pension expert.

     L.   DERIVATIVE FINANCIAL INSTRUMENTS

     The Bank implements the directives of the Supervisor of Banks regarding derivative financial instruments and hedging activities. The directives are based on the principles stipulated in U.S. Accounting Standard FAS 133. In accordance with these directives, the Bank presents all the derivative instruments, including certain derivative instruments embedded in other contracts, as assets or liabilities in the balance sheet and measures them according to fair value. The change in the fair value of a derivative instrument is recorded in the statement of income or included in the shareholders' equity as a component of other comprehensive income, according to the designated purpose of the instrument. The Bank does not execute hedging transactions and, therefore, there are no changes carried to equity.

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

                                     F - 20

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

     N.   TAXES ON INCOME

     The Bank implements Accounting Standard No.19 of the Israel Accounting
     Standards Board, TAXES ON INCOME, subject to the directives of the
     Supervisor of Banks. According to the directives of the Supervisor of
     Banks, deferred taxes receivable may be set up in respect of loss carryforwards when realization of the tax in the foreseeable future is certain. The Bank does not set up in its financial statements any deferred tax assets in respect of tax loss carryforwards, since it does not expect any taxable income which is certain over the foreseeable future.

     The provision for taxes on the income of the Bank, which is defined as a
     "financial institution" for Value Added Tax (hereinafter - VAT) purposes, includes VAT on profit in accordance with the Value Added Tax Law. VAT levied on salaries paid by financial institutions is included in the statement of income under "Salaries and related expenses". In the years
     2002 through and including 2006, "Salaries and related expenses" did not include a provision in respect of salary VAT receivable, due to losses for purposes of VAT on profit.

     O.   STATEMENT OF CASH FLOWS

     Cash flows from activity in assets and liabilities are presented net, except for fixed assets and capital notes. "Cash", for purposes of the cash flow statement, includes cash balances and cash deposits with banks for an initial period not exceeding three months.

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

     Q.   EARNINGS (LOSS) PER SHARE

     The Bank implements Accounting Standard No. 21, EARNINGS PER SHARE of the
     Israel Accounting Standards Board. According to the provisions of the
     Standard, the Bank computes earnings per share in respect of income from continuing operations allocated to ordinary shareholders. Earnings per share is computed by dividing the income or loss allocated solely to the ordinary shareholders, by the weighted average of the number of ordinary shares in circulation during the reported period.

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

                                     F - 21

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

          c.   Therefore, in addressing the core banking business, the financial statements of a banking entity presented in accordance with the directives and guidelines of the Supervisor of Banks will
               continue to be presented on the basis of U.S. standards that were set out in the public reporting directives.

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

                                     F - 22

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

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

          As of the date of the release of the financial statements, the
          Supervisor of Banks has not yet issued a directive regarding the manner of adoption of the Standard by banking entities, if at all.

     3.   A directive on the issue of measurement and disclosure of impaired debts, credit risk and the allowance for credit losses - On December
          31, 2007, the Supervisor of Banks issued a directive on the issue of
          "Measurement and Disclosure of Impaired Debts, Credit Risk and the
          Allowance for Credit Losses". The directive was raised for discussion at the Advisory Committee of the Bank of Israel regarding banking matters.

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

          The new directive is supposed to go into effect commencing with the financial statements as of July 1, 2011. The directive set out transition provisions for implementation in the annual financial statements for 2007 and in the financial statements to be issued during 2008 and 2009.

          In its letter dated August 12, 2007, the Bank of Israel notified the
          Bank that the Bank is entitled not to take steps toward implementation of this directive.

                                     F - 23

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 2 - CASH AND DEPOSITS WITH BANKS

                                                  DECEMBER 31  DECEMBER 31
                                                     2008         2007
                                                    -----        -----
                                                   REPORTED     REPORTED
                                                   AMOUNTS      AMOUNTS
                                                    -----        -----
                                                NIS MILLIONS  NIS MILLIONS
                                                    -----        -----

Cash and deposits with Bank of Israel                   -          5.9
Deposits with commercial banks (1)                  575.3         27.9
                                                    -----        -----

Total                                               575.3         33.8
                                                    =====        =====

Including cash, deposits with Bank of Israel
 and with banks for an initial period not
 exceeding three months                             574.1         30.0
                                                    =====        =====

     (1)  As to pledge on deposits with commercial banks - see Note 17 below.

                                     F - 24

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 3 - SECURITIES

     A.   COMPOSITION

                                                     DECEMBER 31, 2008
                              --------------------------------------------------------------
                                                        NON-REALIZED  NON-REALIZED
                                                        GAINS FROM    LOSSES FROM
                             CARRYING      ADJUSTED     ADJUSTMENTS   ADJUSTMENTS     FAIR
                               VALUE       VALUE (1)  TO FAIR VALUE  TO FAIR VALUE   VALUE (2)
                              -------       -------       -------      -------       -------
                                                     REPORTED AMOUNTS
                              --------------------------------------------------------------
                                                       NIS MILLIONS
                              --------------------------------------------------------------

AVAILABLE-FOR-
 SALE SECURITIES

Other debentures                  0.2           0.2             -            -           0.2
Shares of others                 37.7          32.6           5.2         (0.1)      (3)37.7
                              -------       -------       -------      -------       -------
Total available-
 for-sale securities             37.9          32.8        (4)5.2      (4)(0.1)         37.9
                              -------       -------       -------      -------       -------

Total securities                 37.9          32.8           5.2         (0.1)      (3)37.9
                              =======       =======       =======      =======       =======

                                                     DECEMBER 31, 2007
                              --------------------------------------------------------------
                                                        NON-REALIZED  NON-REALIZED
                                                        GAINS FROM    LOSSES FROM
                             CARRYING      ADJUSTED     ADJUSTMENTS   ADJUSTMENTS     FAIR
                               VALUE       VALUE (1)   TO FAIR VALUE TO FAIR VALUE   VALUE (2)
                              -------       -------       -------      -------       -------
                                                     REPORTED AMOUNTS
                              --------------------------------------------------------------
                                                       NIS MILLIONS
                              --------------------------------------------------------------

AVAILABLE-FOR-
 SALE SECURITIES

Other debentures                  0.5           0.5             -            -           0.5
Shares of others                 45.8          36.3           9.5            -       (3)45.8
                              -------       -------       -------      -------       -------
Total available-
 for-sale securities             46.3          36.8        (4)9.5            -          46.3
                              -------       -------       -------      -------       -------

Total securities                 46.3          36.8           9.5            -       (3)46.3
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

     (3)  Includes shares, the fair value of which is not readily determinable, which are stated at cost in the amount of NIS 8.4 million (December
          31, 2007 - NIS 11.8 million).

     (4)  Included in shareholders' equity in the category "adjustment from presentation of available-for-sale securities at fair value".

     B.   See Note 4E regarding the classification of a customer's debt to the securities item.

     NOTE: For detail regarding results of investments in shares - see Note 25.

                                     F - 25

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (1)

     A.   COMPOSITION

                                                DECEMBER 31       DECEMBER 31
                                                   2008              2007
                                                  -------          -------
                                                      REPORTED AMOUNTS
                                                  ------------------------
                                                NIS MILLIONS    NIS MILLIONS
                                                  -------          -------

Credit                                            5,148.9          5,566.3
General and supplementary allowances for
 doubtful debts (1)                                  41.8             45.2
                                                  -------          -------

Total                                             5,107.1          5,521.1
                                                  =======          =======

     B.   CREDIT TO THE PUBLIC INCLUDES:

     1.   CREDIT TO PROBLEMATIC BORROWERS (2) WHICH ARE NOT INCLUDED IN THE
          AGRICULTURAL SECTOR AND ARE NOT LOCAL AUTHORITIES

                                                                                DECEMBER 31     DECEMBER 31
                                                                                   2008            2007
                                                                               ------------    ------------
                                                                                     REPORTED AMOUNTS
                                                                               ----------------------------
                                                                               NIS MILLIONS    NIS MILLIONS
                                                                               ------------    ------------

     a.   Non-income bearing credit to problematic borrowers -
          Unlinked Israeli currency                                                    11.8            41.1
          Israeli currency linked to the CPI                                            1.7             3.9
          Denominated in or linked to foreign currency                                  2.3             3.5
                                                                               ------------    ------------
                                                                                       15.8            48.5
                                                                               ============    ============

     b.   Credit restructured during the year, without waiver of income -
          Unlinked Israeli currency                                                    13.7            23.3
          Israeli currency linked to the CPI                                            2.9             1.1
          Denominated in or linked to foreign currency                                    -             1.0

     c.   Credit to borrowers  where there is an as-yet
           an unimplemented Management decision to restructure
           their debt                                                                     -             9.3

     d.   Credit temporarily in arrears                                                 1.9             8.7
          Interest income recorded in respect of such credit                            0.1             0.7

     e.   Credit under special supervision                                            143.6           139.8

     (1)  The specific allowance for doubtful debts was deducted from the relevant credit categories.

     (2)  The balance of problematic debts, less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations.

                                     F - 26

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
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

                                     F - 27

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     B.   CREDIT TO THE PUBLIC INCLUDES: (CONT'D)

     2.   CREDIT TO THE AGRICULTURAL SECTOR (CONT'D)

          During 2007, principles were formulated regarding the transfer of the receipts that the Kibbutzim are supposed to receive in respect of the sale of their holdings in Tnuva on account of the repayment of their debts included in the Kibbutz Debt Arrangement with the banks. At the beginning of January 2008, further to the completion of the Tnuva transaction, debts of Kibbutzim were repaid as part of the implementation of the abovementioned principles, in an amount of NIS
          50 million. In addition, at the same date, an amount of NIS 7.5 million was received in account of debts written off in the past, which was included in the Bank's income for 2008.

          Composition of the credit to the agricultural sector:

                                                                    DECEMBER 31   DECEMBER 31
                                                                       2008          2007
                                                                      -------       -------
                                                                        REPORTED AMOUNTS
                                                                      ---------------------
                                                                   NIS MILLIONS   NIS MILLIONS
                                                                      -------       -------

Kibbutzim (including regional enterprises and organizations)             88.8         168.3
Moshavim                                                                  3.3           5.5
                                                                      -------       -------

Total credit for kibbutzim and moshavim                                  92.1         173.8
                                                                      =======       =======

                                     F - 28

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     B.   CREDIT TO THE PUBLIC INCLUDES: (CONT'D)

     2.   CREDIT TO THE AGRICULTURAL SECTOR (CONT'D)

     THE CREDIT (1) TO THE AGRICULTURAL SECTOR (2) INCLUDES:

                                                                          DECEMBER 31        DECEMBER 31
                                                                             2008               2007
                                                                         ------------       ------------
                                                                                REPORTED AMOUNTS
                                                                         -------------------------------
                                                                         NIS MILLIONS       NIS MILLIONS
                                                                         ------------       ------------

     a.   Non-income bearing loans to problematic borrowers -
          Unlinked Israeli currency                                               0.2                1.2
          Denominated in or linked to foreign currency                            0.2                1.0
          Israeli currency linked to the CPI                                      5.9               19.0
                                                                         ------------       ------------
                                                                                  6.3               21.2
                                                                         ============       ============
     b.   Restructured credit to borrowers-

          1.       Credit restructured during the current
                    year with waiver of income -
                   Israeli currency linked to the CPI                             5.0                4.8
                   Average repayment period (years)                               5.8                3.0
                   Weighted interest rate                                         5.2%               2.0%
                   Unlinked Israeli currency                                      2.8                0.9
                   Average repayment period (years)                               0.8                0.5
                   Weighted interest rate                                         5.2%               3.0%

          2.       Credit restructured in prior years
                    with waiver of income -
                   Israeli currency linked to the CPI                               -                0.4

     c.   Credit to borrowers in respect of which
           there is an as-yet unimplemented
           management decision to restructure their debt                          8.5                8.0

     d.   Credit under special supervision                                       27.0               41.9

     e.   Credit not included in above credit to problematic borrowers           42.5               96.6
          Interest income recorded in the income statements in respect
           this credit                                                            4.0                7.1

     (1)  The balance of problematic debts less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations.

     (2)  Including industrial enterprises and organizations related to the
          Kibbutz sector.

                                     F - 29

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     B.   CREDIT TO THE PUBLIC INCLUDES: (CONT'D)

     3.   CREDIT TO LOCAL AUTHORITIES

     Following is the composition of credit to local authorities:

                                                                           DECEMBER 31    DECEMBER 31
                                                                              2008           2007
                                                                          ------------   ------------
                                                                                REPORTED AMOUNTS
                                                                          ---------------------------
                                                                          NIS MILLIONS   NIS MILLIONS
                                                                          ------------   ------------

     Balance of credit to local authorities at
      balance sheet date                                                        2.2           4.0

     CREDIT (1) GRANTED TO LOCAL AUTHORITIES INCLUDES:

     b.    Credit not included in above credit to problematic borrowers         2.2           4.0
           Interest income recorded in income statements with respect of
            such credit                                                         0.3           0.4

     (1)  The balance of problematic debts less credit covered by collateral that is deductible for purposes of individual borrower and group of borrowers limitations.

     (2)  Including industrial enterprises and organizations related to the
          Kibbutz sector.

                                     F - 30

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     C.   ALLOWANCE FOR DOUBTFUL DEBTS

                                                                            2008
                                                           --------------------------------------
                                                          SPECIFIC      SUPPLEMENTARY
                                                        ALLOWANCE (1)    ALLOWANCE (2)     TOTAL
                                                           -------         -------        -------
                                                                       REPORTED AMOUNTS
                                                           --------------------------------------
                                                                         NIS MILLIONS
                                                           --------------------------------------

Balance of allowance at beginning of year                    572.6            45.2          617.8
                                                           -------         -------        -------

Current allowances                                             4.1               -            4.1
Reduction in allowances                                       (9.1)           (3.4)         (12.5)
Collection of debts written-off in previous years             (8.5)              -           (8.5)
                                                           -------         -------        -------
Amount charged to the income statement                       (13.5)           (3.4)         (16.9)
                                                           -------         -------        -------

Debts written-off (3)                                        (28.0)              -          (28.0)
                                                           -------         -------        -------

Balance of allowance at end of year                          531.1            41.8          572.9
                                                           =======         =======        =======

Amount of allowance not deducted from credit
 to public                                                     0.1               -            0.1
                                                           -------         -------        -------

                                                                            2007
                                                           --------------------------------------
                                                           SPECIFIC     SUPPLEMENTARY
                                                         ALLOWANCE (1)  ALLOWANCE (2)      TOTAL
                                                           -------         -------        -------
                                                                      REPORTED AMOUNTS
                                                           --------------------------------------
                                                                        NIS MILLIONS
                                                           --------------------------------------

Balance of allowance at beginning of year                    658.3            51.7          710.0
                                                           -------         -------        -------

Current allowances                                            13.1               -           13.1
Reduction in allowances                                      (19.6)           (6.5)         (26.1)
Collection of debts written-off in previous years             (0.8)              -           (0.8)
                                                           -------         -------        -------
Amount charged to the income statement                        (7.3)           (6.5)         (13.8)
                                                           -------         -------        -------

Debts written-off (3)                                        (78.4)              -          (78.4)
                                                           -------         -------        -------

Balance of allowance at end of year                          572.6            45.2          617.8
                                                           =======         =======        =======

Amount of allowance not deducted from credit
 to public                                                     1.3               -            1.3
                                                           -------         -------        -------

     (1)  Not including allowance for interest on non-income bearing loans.

     (2)  Including a general allowance in accordance with Bank of Israel directives in the total amount of NIS 38.9 million (as of December 31,
          2007 - NIS 38.9 million; as of December 31, 2006 - NIS 38.9 million), see also Note 1.G.

     (3)  Less collection of debts written off in previous years.

                                     F - 31

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     C.   ALLOWANCE FOR DOUBTFUL DEBTS (CONT'D)

                                                                            2006
                                                           --------------------------------------
                                                           SPECIFIC    SUPPLEMENTARY
                                                         ALLOWANCE (1)  ALLOWANCE (2)      TOTAL
                                                           -------         -------        -------
                                                                      REPORTED AMOUNTS
                                                           --------------------------------------
                                                                        NIS MILLIONS
                                                           --------------------------------------

Balance of allowance at beginning of year                    675.6            57.6          733.2
                                                           -------         -------        -------

Current allowances                                            40.8               -           40.8
Reduction in allowances                                      (12.0)           (5.9)         (17.9)
Collection of debts written-off in previous years             (1.2)              -           (1.2)
                                                           -------         -------        -------
Amount charged to the income statement                        27.6            (5.9)          21.7
                                                           -------         -------        -------

Debts written-off (3)                                        (44.9)              -          (44.9)
                                                           -------         -------        -------

Balance of allowance at end of year                          658.3            51.7          710.0
                                                           =======         =======        =======

Amount of allowance not deducted from credit
 to public                                                     1.9               -            1.9
                                                           -------         -------        -------

     (1)  Not including allowance for interest on non-income bearing loans.

     (2)  Including a general allowance in accordance with Bank of Israel directives in the total amount of NIS 38.9 million (as of December 31,
          2007 - NIS 38.9 million; as of December 31, 2006 - NIS 38.9 million), see also Note 1.G.

     (3)  Less collection of debts written off in previous years.

                                     F - 32

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     D.   CLASSIFICATION OF BALANCES OF CREDIT TO THE PUBLIC (1) AND OFF-BALANCE
          SHEET CREDIT RISK (2) IN ACCORDANCE WITH THE SIZE OF THE CREDIT PER
          BORROWER

                                             DECEMBER 31, 2008
                                ------------------------------------------
                               NUMBER OF                           CREDIT
                              BORROWERS (3)    CREDIT (1)          RISK (2)
                                -------        ----------          -------
AMOUNT OF CREDIT PER BORROWER              REPORTED AMOUNTS
-----------------------------   ------------------------------------------
NIS THOUSANDS                                 NIS MILLIONS
-----------------------------   ------------------------------------------

Up to 10                             34               0.1                -
From 10 to 20                        33               0.5                -
From 20 to 40                        18               0.5                -
From 40 to 80                        19               1.1              0.1
From 80 to 150                       17               1.7              0.2
From 150 to 300                      32               5.6              1.2
From 300 to 600                      44              19.3              0.5
From 600 to 1,200                    50              38.6              2.4
From 1,200 to 2,000                  25              35.1              3.7
From 2,000 to 4,000                  25              60.8              7.6
From 4,000 to 8,000                   4              17.2              4.1
From 8,000 to 20,000                  7              74.0             13.3
From 20,000 to 40,000                 2              38.0             30.1
From 40,000 to 200,000                3             156.9             64.6
From 3,200,000 and up                 1        (4)4,699.5                -
                                -------        ----------          -------

                                    314           5,148.9            127.8
                                =======        ==========          =======

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

                                     F - 33

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

     D.   CLASSIFICATION OF BALANCES OF CREDIT TO THE PUBLIC (1) AND OFF-BALANCE
          SHEET CREDIT RISK (2) IN ACCORDANCE WITH THE SIZE OF THE CREDIT PER
          BORROWER (CONT'D)

                                        DECEMBER 31, 2007
                                ---------------------------------------
                               NUMBER OF                        CREDIT
                              BORROWERS (3)  CREDIT (1)         RISK (2)
                                -------     ----------          -------
AMOUNT OF CREDIT PER BORROWER            REPORTED AMOUNTS
-----------------------------   ---------------------------------------
NIS THOUSANDS                              NIS MILLIONS
-----------------------------   ---------------------------------------

Up to 10                             33            0.2                -
From 10 to 20                        19            0.3                -
From 20 to 40                        15            0.4                -
From 40 to 80                        17            0.9              0.1
From 80 to 150                       26            2.5              0.2
From 150 to 300                      49            9.9              1.0
From 300 to 600                      57           22.4              1.7
From 600 to 1,200                    74           61.4              2.7
From 1,200 to 2,000                  43           59.7              7.6
From 2,000 to 4,000                  37           97.0             13.1
From 4,000 to 8,000                  13           66.8              5.3
From 8,000 to 20,000                 10           84.5             32.8
From 20,000 to 40,000                 2           38.2             28.0
From 40,000 to 200,000                3          158.9             71.1
From 3,200,000 and up                 1     (4)4,963.2                -
                                -------     ----------          -------

                                    399        5,566.3            163.6
                                =======     ==========          =======

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

                                     F - 34

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 5 - CREDIT TO GOVERNMENT

                                                             DECEMBER 31    DECEMBER 31
                                                                2008          2007
                                                               -------      -------
                                                               REPORTED     REPORTED
                                                               AMOUNTS      AMOUNTS
                                                               -------      -------
                                                            NIS MILLIONS  NIS MILLIONS
                                                               -------      -------

Deposit with the Treasury in connection with exchange
 rate insurance of capital notes (*)                                 -         20.2
Credit to the Israeli Government                                   2.8          4.5
                                                               -------      -------

Total credit to the Israeli Government                             2.8         24.7
                                                               =======      =======

(*)  On December 31, 2008, this deposit was repaid and was used as a source for the repayment of the balance of the capital notes issued by the Bank (see
     Note 12).

NOTE 6 - FIXED ASSETS

     A.   This item includes equipment, computers, furniture and motor vehicles as follows:

                                   AT           CHANGES DURING THE YEAR          AT
                                JANUARY 1        --------------------        DECEMBER 31
                                   2008         ADDITIONS    DISPOSALS         2008
                                  ------         ------        ------         ------
                                                   REPORTED AMOUNTS
                                  --------------------------------------------------
                               NIS MILLIONS   NIS MILLIONS  NIS MILLIONS    NIS MILLIONS
                                  ------         ------        ------         ------

Cost                                57.7            0.1         (49.2)           8.6
Accumulated depreciation           (56.9)          (0.4)         49.2           (8.1)
                                  ------         ------        ------         ------

Net book value                       0.8           (0.3)            -            0.5
                                  ======         ======        ======         ======

     B.   The average rate of depreciation is 23% (2007 - 25%).

                                     F - 35

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 7 - OTHER ASSETS

                                                         DECEMBER 31   DECEMBER 31
                                                            2008         2007
                                                           ------       ------
                                                          REPORTED     REPORTED
                                                          AMOUNTS       AMOUNTS
                                                           ------       ------
                                                        NIS MILLIONS  NIS MILLIONS
                                                           ------       ------

Prepaid expenses                                              0.4          1.1
Payroll tax receivable                                        2.3          2.8
Debit balances in respect of derivative financial
  instruments                                                 0.4          0.5
Sundry receivables and debit balances                         0.2          2.8
                                                           ------       ------

Total other assets                                            3.3          7.2
                                                           ======       ======

NOTE 8 - PERPETUAL DEPOSITS WITH THE ISRAELI TREASURY

                                                                       DECEMBER 31  DECEMBER 31
                                                                          2008         2007
                                                                        -------       -------
                                                                        REPORTED      REPORTED
                                                                        AMOUNTS       AMOUNTS
                                                                        -------       -------
                                                                     NIS MILLIONS  NIS MILLIONS
                                                                        -------       -------

Deposit in respect of the "C", "CC" and "CC1" non-redeemable
 participating preference shares linked to the U.S. dollar (B)                -         324.2

Deposit in respect of the "D" redeemable non-participating
 preference shares linked to the U.S. dollar (C)                            6.3         119.5

Deposit in respect of the "DD" redeemable non-participating
 preference shares linked to the U.S. dollar (C)                           23.6         405.1
                                                                        -------       -------

Total perpetual deposits with the Treasury                                 29.9         848.8
                                                                        =======       =======

                                     F - 36

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
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

          Pursuant to the deposit agreements, the aforementioned interest will be paid to the Bank on the payment dates of the dividends on the aforementioned Preference shares. According to the agreement signed on
          May 6, 1996, the deposits have become, in effect, linked to the CPI, with retroactive effect from October 1, 1987. However, in no case shall their amount be less than their dollar value as computed prior to the date of the agreement. Namely, the linkage on the deposits as at October 1, 1987 is based on the higher of the CPI or the dollar.
          The interest continues to be computed based on a dollar calculation.

          Concurrent with the signing of the abovementioned agreement, the
          Bank's Articles of Association were amended in May 1996. According to the amendment, an Ordinary "B1" share (currently held by the State of
          Israel) was separated from all of the Ordinary "B" shares. The difference deriving from the change in the method of calculating the revaluation of the deposit (should such difference exist) shall be paid, upon liquidation of the Bank to the holder of the "B1" share.
          However, the right attached to the Ordinary "B1" share ranks after the settlement in full of all amounts due in the present and future to creditors of the Bank, and after repayment of the paid-up share capital to the holders of the Bank's Preferred Ordinary shares,
          Ordinary "A" shares and Ordinary "B" shares and after repayment of the paid-up share capital, including linkage differentials, to the holders of the Bank's linked Preference shares of the "C", "CC", "CC1", "D"
          and "DD" classes and payment of the cumulative preferred dividends in arrears to these Preference shareholders and to Ordinary shareholders.
          Further to the agreement with the Treasury, there was an increase in the amount of the deposits with the Treasury and a parallel increase in the Bank's shareholders' equity. As of the date of the signing of the agreement, the aforementioned increase in deposits and capital amounted to NIS 279.6 million. As of December 31, 2008, this difference amounts to NIS 445.7 million (December 31, 2007 - NIS 402.3 million). On December 30, 2008, the total amount of these deposits was
          NIS 887.1 million. As part of the first part of the Compromise and
          Arrangement Plan pursuant to Article 350 of the Companies Law between the Bank and its shareholders which was approved by the court on
          November 24, 2008, an amount of NIS 857 million was repaid out of the deposits on December 31, 2008. Further to the repayment of the deposit, the difference of NIS 347.7 million (net of NIS 98.0 million, see Note 1D) was carried to the share capital and premium of the Bank, as consideration for the B1 shares against a capital reserve that was set up in respect of the aforementioned difference (see C below). For information pertaining to the Compromise and Arrangement Plan, see
          Note 1.

                                     F - 37

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 8 - PERPETUAL DEPOSITS WITH THE ISRAEL TREASURY (CONT'D)

     B.   As noted, up to May 6, 1996, the abovementioned deposits were linked to the dollar. The difference which arose up to May 6, 1996, between the adjustment of the deposit on the basis of the dollar linkage, in respect of the participating, Preference "C", "CC" and "CC1" shares, which are also dollar-linked, and the adjustment thereof to the CPI, was credited in the statement of shareholders' equity to "accumulated difference on translation of dollar linked deposits." Further to the initial implementation of Accounting Standard No. 22, as at January 1,
          2006, the Bank cancelled the balance of the accumulated difference from the dollar-linked deposit, due to the reclassification of the participating Preference shares to a liability and their being measured as at that date at their dollar-linked value. On December 31,
          2008, the aforementioned deposit was repaid in full, as part of the first part of the Compromise and Arrangement Plan. The amount that was paid and that relates to these shares was NIS 339 million. For more information in connection with the interest on this deposit in respect of the period up to the date of payment, see Note 1 - the Compromise and Arrangement Plan between the Bank and its shareholders.

     C.   Up to May 6, 1996, the abovementioned deposits were linked to the dollar. The difference which arose up to May 6, 1996, between the adjustment of the deposit on the basis of the dollar linkage in respect of the non-participating Preference "D" and "DD" shares, which do not constitute shareholder's equity and which are also linked to the dollar, and the adjustment of the above-mentioned deposit to the
          CPI, was recorded in the statement of income, as was recorded the difference arising from the liabilities in respect of these shares. As a result of signing the above-mentioned agreement, differences arose from the date of signing between the adjustment of the deposits with the Treasury (linked to the higher of the CPI or the dollar), and the adjustment of the non-participating dollar-linked Preference D and DD shares. As part of the first part of the Arrangement, an amount of NIS
          518 million was paid out of the deposits in respect of
          non-participating Preference D and DD shares, with the remaining balance amounting to NIS 29.9 million. This remaining balance reflects the balance of the holdings of the public in the D and DD shares. The interest in respect of the remaining balance of the deposit was not included in the financial statements of the Bank and it is identical to the accumulated amount of the dividend in respect of these shares which has not been paid since the Bank ceased paying dividends which also have not been included in the financial statements. The remaining deposit is linked to the exchange rate of the dollar. For more information pertaining to the interest on the aforementioned deposit in respect of the period from July 1, 2002 through the date of repayment of the deposit, see Note 1 in connection with the Compromise and Arrangement Plan between the Bank and its shareholders.

                                     F - 38

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 9 - DEPOSITS OF THE PUBLIC

                                       DECEMBER 31   DECEMBER 31
                                         2008           2007
                                        -------       -------
                                       REPORTED      REPORTED
                                        AMOUNTS       AMOUNTS
                                        -------       -------
                                     NIS MILLIONS   NIS MILLIONS
                                        -------       -------

On-demand deposits                          8.7          11.4
Fixed-term and other deposits              13.9          37.0
Savings deposits                            4.1           6.2
                                        -------       -------

Total deposits from the public             26.7          54.6
                                        =======       =======

NOTE 10 - DEPOSITS OF BANKS

                                                          DECEMBER 31  DECEMBER 31
                                                             2008        2007
                                                            -------    -------
                                                           REPORTED    REPORTED
                                                            AMOUNTS    AMOUNTS
                                                            -------    -------
                                                         NIS MILLIONS NIS MILLIONS
                                                            -------    -------

Special line of credit from the Bank of Israel (1)                -      481.2
                                                            -------    -------

Total deposits of banks                                           -      481.2
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

                                     F - 39

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 12 - CAPITAL NOTES

     This series of capital notes bearing interest at the rate of 7.5% per annum was issued at a par value of $49,976,000 and was due on December 31, 1998.
     The terms of the above capital notes provide that the redemption date of notes for which the holders did not give notice of their intention to redeem, will be deferred by an additional 18 months each time. Over the past years, notes of a par value of $ 44,730,755 were redeemed.
     Accordingly, the balance of notes still outstanding as of December 31, 2008 amounted to $ 5,245,245. On December 31, 2008, the Bank initiated repayment of the entire balance of the principle. The repayment was implemented pursuant to the terms of the prospectus, plus a premium of 5%.
     Correspondingly, the deposit of the Bank with the Treasury, which bore terms that paralleled the terms of the capital notes was repaid - see Note
     5.

NOTE 13 - OTHER LIABILITIES

                                                                            DECEMBER 31    DECEMBER 31
                                                                               2008           2007
                                                                              -------       -------
                                                                             REPORTED       REPORTED
                                                                             AMOUNTS        AMOUNTS
                                                                              -------       -------
                                                                           NIS MILLIONS   NIS MILLIONS
                                                                              -------       -------

Excess of provision for severance pay and pensions over
 amounts funded (see Note 18)                                                    24.8          21.3

Provision for vacation pay and unutilized sick leave (see Note 18)                4.3           4.3

Prepaid income                                                                      -           0.5

Credit balances in respect of derivative financial instruments                    1.1           0.6

Allowance for doubtful debts in respect of an off-balance sheet item              0.1           1.3

Sundry creditors and credit balances                                             33.6          22.7
                                                                              -------       -------

Total other liabilities                                                          63.9          50.7
                                                                              =======       =======

                                     F - 40

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 14 - NON-PARTICIPATING SHARES

     A.   COMPOSITION:

                                                                         DECEMBER 31    DECEMBER 31
                                                                            2008          2007
                                                                          -------        -------
                                                                          REPORTED      REPORTED
                                                                          AMOUNTS        AMOUNTS
                                                                          -------        -------
                                                                       NIS MILLIONS   NIS MILLIONS
                                                                          -------        -------

"D" Preference shares linked to the US dollar (1)                            62.2           62.9
"DD" Preference shares linked to the US dollar (1)                          210.6          213.1
Dividends in arrears in respect of the aforementioned shares (2)             63.0              -
                                                                          -------        -------

Total non-participating shares                                              335.8          276.0
                                                                          =======        =======

     (1)  See Note 8 regarding a deposit with the Israeli Treasury in respect of non-participating Preference shares.

     (2)  For details of the amount of the dividend in arrears, see Note 16E.

     B.   ADDITIONAL DATA REGARDING THE NON-PARTICIPATING SHARES AND THE
          PRINCIPAL RIGHTS ATTACHED THERETO (THE AMOUNTS ARE IN NOMINAL VALUES)

                                                                          AUTHORIZED         ISSUED AND PAID
                                                                          ---------       -------------------------
                                                                            2008             2008            2007
NUMBER                                                                    ---------       ---------       ---------
OF SHARES               CLASS OF SHARES                                      NIS              NIS             NIS
----------------        ----------------------------------------          ---------       ---------       ---------

135,399                 "B" Ordinary shares of NIS 0.1 each                13,539.9        13,489.9        13,489.9

164,000                 7.5% cumulative "D" Preference
                        shares of NIS 0.03 each, linked to the
                        US dollar at the rate of
                        $1 = NIS 0.0003, redeemable
                        at a premium of 5 5/8%
                        (redemption dates will be
                        determined by the Bank subject
                        to approval by the Israeli Treasury)                4,920.0         4,904.3         4,904.3

60,000                  7.5% cumulative  "DD" Preference
                        shares of NIS 2.1 each, linked to the
                        US dollar at the rate of
                        $1 = NIS 0.0021 redeemable (without
                        premium) (redemption dates will be
                        determined by the Bank, subject to
                        approval by the Israeli Treasury)                 126,000.0       116,358.9       116,358.9
                                                                          ---------       ---------       ---------

                        Total shares                                      144,459.9       134,753.1       134,753.1
                                                                          =========       =========       =========

                                     F - 41

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
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

                                     F - 42

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 15 - PARTICIPATING PREFERENCE SHARES *

     A.   COMPOSITION:

                                                                        DECEMBER 31    DECEMBER 31
                                                                            2008           2007
                                                                          -------        -------
                                                                          REPORTED      REPORTED
                                                                          AMOUNTS        AMOUNTS
                                                                          -------        -------
                                                                       NIS MILLIONS   NIS MILLIONS
                                                                          -------        -------

"C" Preference shares linked to the US dollar (1)                            64.6           65.4
"CC" Preference shares linked to the US dollar (1)                           38.0           38.4
"CC1" Preference shares linked to the US dollar (1)                          66.0           66.8
Dividends in arrears in respect of the aforementioned shares (2)             35.0              -
                                                                          -------        -------

Total participating shares                                                  203.6          170.6
                                                                          =======        =======

     (1)  See Note 8 regarding a deposit with the Israeli Treasury in respect of non-participating Preference shares.

     (2)  For details of the amount of the dividend in arrears, see Note 16E.

     B.   ADDITIONAL DATA REGARDING THE PARTICIPATING PREFERENCE SHARES AND THE
          PRINCIPAL RIGHTS ATTACHED THERETO (THE AMOUNTS ARE IN NOMINAL VALUES)

                                                                           AUTHORIZED           ISSUED AND PAID
                                                                             ------          ----------------------
                                                                              2008            2008            2007
NUMBER                                                                       ------          ------          ------
OF SHARES               CLASS OF SHARES                                        NIS             NIS             NIS
----------------        ----------------------------------------             ------          ------          ------

17,000,000              6% cumulative "C" participating
                        Preference shares of NIS 0.00018 each,
                        linked to the US dollar at the rate of
                        $1 = NIS 0.00018                                      3,060           3,060           3,060

1,000,000               6% cumulative "CC" participating
                        Preference shares of NIS 0.003 each,
                        linked to the US dollar at the rate of
                        $1 = NIS 0.0003                                       3,000           3,000           3,000

1,740,000               6% cumulative "CC1" participating
                        Preference shares of NIS 0.003 each,
                        linked to the US dollar at the rate of
                        $1 = NIS 0.0003                                       5,220           5,204           5,204
                                                                             ------          ------          ------

                        Total shares                                         11,280          11,264          11,264
                                                                             ======          ======          ======

*    For information regarding the accounting classification of the participating preference shares as a result of the initial implementation of Accounting Standard No. 22, see Note 1D.

                                     F - 43

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

     The participating shares are traded on the Tel-Aviv Stock Exchange.

     C.   For rights in dividend distributions - see Note 16D.

     D.   For cessation of dividend distributions - see Note 16E.

     E.   For rights upon liquidation - see Note 16F.

                                     F - 44

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY

     A.   The following are details regarding the nominal value of the share capital and the principal rights attached thereto:

                                                                           AUTHORIZED           ISSUED AND PAID
                                                                            -------         -----------------------
                                                                              2008            2008            2007
NUMBER                                                                      -------         -------         -------
OF SHARES               TYPE OF SHARES                                         NIS             NIS             NIS
----------------        ----------------------------------------            -------         -------         -------

16,000                  "A" Ordinary shares of NIS 0.1 each                   1,600           1,510           1,510

1                       "B1" Ordinary share of
                        NIS 0.1                                                 0.1             0.1             0.1

1,000,000               8% cumulative participating
                        Preferred Ordinary shares of
                        NIS 0.001 each                                        1,000           1,000           1,000

50,100                  Unclassified shares of NIS 0.1 each                   5,010               -               -
                                                                            -------         -------         -------
                        Total shares                                        7,610.1         2,510.1         2,510.1
                                                                            =======         =======         =======

     The Preferred Ordinary shares are traded on the Tel Aviv Stock Exchange.
     None of the other shares are traded.

                                     F - 45

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
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
     Israel Discount Bank Ltd., the nominee company of Israel Discount Bank
     Ltd., and Discount Investments Ltd., and the decision of the Government from March 2001. In accordance with the aforementioned agreement and
     Government decision, one outside director is appointed by the general meeting on account of the rights to appoint directors of the three banking groups that are party to the aforementioned agreement (as proposed by one of them and supported by the others) and an additional outside director is appointed by the general meeting on account of the State's rights to appoint directors and in accordance with its proposal. On the basis of the number of Ordinary "A" shares held by the aforementioned three banking groups and by the State, and the key for appointing a director in respect of each 1015 shares of this class, the three banking groups and the State are entitled to appoint a total of fourteen directors: the Leumi Group three directors, the Discount Group two directors, the Hapoalim Group
     (taking into consideration the rights to appoint directors is borrowed from other holders) two directors, and the State seven directors. The Chairman of the Board of the Bank is appointed by all the other members of the Board who were appointed, as above, by the holders of "A" class ordinary shares and, upon his appointment as the additional director, he also becomes the
     Chairman of the Board.

     In view of the reduction in the scope of the activity of the Bank and in the number of its employees, the aforementioned three banking groups and the State agreed to reduce the number of directors appointed by them by virtue of their holding Ordinary "A" shares, so that the State will actually appoint four directors only, the Leumi Group two directors, the
     Discount Group one director and the Poalim Group one director. These numbers include the outside directors who are appointed as above.

     D.   RIGHTS TO RECEIVE A PREFERRED DIVIDEND

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

                                     F - 46

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

     E.   CESSATION OF DIVIDEND DISTRIBUTION

     The Bank has not distributed any dividends since the third quarter of 2002, in which the Bank distributed to the holders of the Preference shares and of the Ordinary Preferred shares the quarterly dividend for the second quarter of 2002.

     The issued share capital of the Bank includes Preference shares of classes
     C, CC, CC1, D, and DD to which the Bank used to pay quarterly 25% of the annual preferred dividend on those classes and once a year, a participating dividend of 1.5% in respect of classes C, CC, and CC1. The last dividend paid by the Bank in respect thereof was a preferred dividend that was related to the second quarter of 2002. Following the losses of the Bank in
     2002 and after the Bank's Board of Directors - with the assistance of legal counsel - had discussed the various aspects concerning the dividend distribution (including the restrictions stipulated in the Companies Law -
     1999, the Bank's articles and the directives of the Supervisor of Banks), the Bank's Board of Directors decided to refrain at this point from distributing a dividend in respect of the aforementioned shares.

     On September 28, 2004 various financial entities that hold class C and/or
     CC and/or CC1 shares of the Bank filed with the Tel Aviv District Court an originating motion in which the Court was requested to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002. Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividend, the interest on the perpetual deposits of the Bank with the Israeli Treasury is accrued in its favor, and since the answers received from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March 9, 2005 against the Minister of Finance and the aforementioned financial entities, in which it requested a ruling declaring
     (among other things) that the interest on the perpetual deposits is indeed accrued in favor of the Bank. The hearing on the two originating motions was consolidated. The court decided that in the first stage, the question of the accrual of interest on the perpetual deposits of the Bank with the
     Treasury will be discussed and resolved. On August 5, 2007, a ruling was rendered by the Tel Aviv District Court whereby it rejected the originating motion filed by the Bank against the Finance Minister and against the aforementioned financial institutions and stipulated that as long as a dividend is not distributed in respect of the preferred shares of the Bank, the interest on the perpetual deposits does not accrue.

     At its meeting on October 9, 2007, the Board of Directors of the Bank
     discussed the ramifications of the ruling. The Board of Directors decided that since the suit of the Bank (its originating motion) related not only to the issue of the accrual of the interest on the perpetual deposits, in the absence of a dividend distribution, rather also to the accrual and payment of a dividend in arrears (including upon liquidation), and since on the basis of the determination of the court that the suit of the Bank was rejected, a claim can be made that the ruling rejects also the right of the
     Bank to accrued interest against the payment of the dividend in arrears on the preferred shares (a result which the Board of Directors believes is incorrect and it is reasonable to assume that the court did not intend such a result), then the Bank will file an appeal on the rejection of the claim with regard to the payment of the accrued interest on the perpetual deposits against the payment of the dividend in arrears. The Bank's appeal was submitted to the Supreme Court on January 6, 2008.

                                     F - 47

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

     E.   CESSATION OF DIVIDEND DISTRIBUTION (CONT'D)

     At the aforementioned meeting, the Board of Directors of the Bank also discussed the ramifications of the aforementioned ruling on the continuation of its policy regarding the distribution of the dividend on the Preference shares (Preferred C, CC, CC1, D and DD shares). In view of the stipulation of the ruling pertaining to the non-accrual of interest on the perpetual deposits of the Bank as long as a dividend is not distributed
     (a stipulation which the Bank is not appealing), and after the Board of
     Directors considered the interests of both the shareholders of the Bank and the creditors of the Bank (which in view of the ruling no longer gain anything by the non-distribution of the dividend), the Board of Directors reached the conclusion that it would be proper for the Bank to take steps toward renewing the distribution of the dividend. In connection with the above, the Board of Directors of the Bank decided (at the same meeting) to take the following steps: 1) to recommend to the general shareholders meeting of the Bank to amend the Articles of Association of the Bank in respect of two matters relating to the renewal of the distribution of the dividend. The first, the authorization to distribute a dividend not just out of profits (which are present are non-existent), rather also from the interest to be paid to the Bank on its perpetual deposits with the Finance
     Ministry, and the second, authorization to distribute a current preferred dividend on the preferred shares of the Bank, also without a distribution -
     prior or concurrent - of the preferred dividend in arrears on those shares
     (since, in view of the wording of the ruling, a claim may be made whereby the Bank is not entitled to the accrued interest on the perpetual deposits against the distribution of the dividends in arrears, a result that will prevent the Bank from distributing the dividends in arrears in the absence of adequate profits); 2) to convene a general meeting of the Bank to make the aforementioned change in the Articles of Association and to empower the
     Chairman of the Board to set the date for its convening; 3) to petition the
     Supervisor of Banks to grant approval for the distribution of the dividend to the preferred shareholders, subject to the aforementioned change in the
     Articles of Association and receipt of court approval of the proposed distribution (pursuant to the Companies Law - 1999, the distribution of a dividend not out of distributable profits requires court approval, and as of that date, the Bank did not have distributable income).

     In accordance with the aforementioned decision of the Board of Directors of the Bank, the general meeting of the Bank convened on January 7, 2008, and on its agenda were the aforementioned proposals to amend the Articles of
     Association of the Bank, so that the Articles of Association would no longer constitute an impediment to the renewal of the dividend distribution. The proposed amendments were put to a vote, but they were rejected by a majority of those voting. On February 5, 2008, the financial entities that had filed the originating motion against the Bank filed a petition with the court in which they requested to add the State as an additional respondent to the originating motion, due to, among other things, the vote of the State in the general meeting of the Bank against the proposed amendments to the Bank's Articles of Association. The Bank announced that it did not object to adding the State, as requested.

     As part of the Arrangement Plan between the Bank and its shareholders, which was approved by the court on November 24, 2008, it was stipulated that upon the approval of the plan, the originating motion submitted by the aforementioned financial institutions against the Bank will be rejected, as well as the appeal filed by the Bank against the court decision rejecting its originating motion on the matter of the accrual of the interest on its perpetual deposits with the Treasury.

     Accordingly, a short time after the aforementioned approval of the plan, the appropriate petitions were filed to reject both the originating motion of the aforementioned financial institutions and the appeal of the Bank, and the motion and the appeal were rejected, as requested.

                                     F - 48

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

     E.   CESSATION OF DIVIDEND DISTRIBUTION (CONT'D)

     The Arrangement Plan that was approved contains two alternative scenarios, each of which includes stipulations and results regarding the issue of the dividend that accrued on the C, CC, CC1, D, and DD shares:

     SCENARIO I - the sale of the shares of the Bank, in accordance with the
     Arrangement Plan, by December 31, 2009.

     In this case, the D and DD shares not held by the State of Israel will be redeemed in accordance with the terms of redemption set out in the terms of the issuance of those shares, so that as part of the redemption, the D and
     DD shareholders will be paid the full preferred dividend in arrears that accrued on their shares in respect of the period from July 2002 up to and including the day preceding the date of redemption (such arrears will be paid back-to-back by the State to the Bank as interest on its perpetual deposits with the Treasury in respect of that period).

     The D and DD shares held by the State will not be redeemed, rather they will constitute part of the sold shares and the State will not receive for them the prefereed dividend in arrears accrued thereupon.

     The C, CC, and CC1 shares will constitute part of the sold shares, and the holders thereof will not receive the preferred dividend in arrears that accrued on their shares. Notwithstanding, the calculation of their share of the consideration of the overall sale also takes into account their claim to receive the dividend in arrears.

     The shareholders will waive all claims against the Bank, including regarding the distribution or non-distribution of a dividend, including the cumulative dividend in arrears.

     SCENARIO II - the sale of the shares of the Bank, in accordance with the
     Arrangement Plan, will not be completed by December 31, 2009.

     In this case:

     o    On December 31, 2009, or when a liquidation order is issued against the Bank, or when a resolution for voluntary liquidation is passed by the General Meeting of the Bank (the earliest of the three options), the Bank will pay the holders of the C, CC, and CC1 shares (and will receive back-to-back from the State as interest on the perpetual deposits of the Bank with the Treasury in respect of the period until their return to the Bank) half of the preferred dividend in arrears, at an annual rate of 6% that accrued on their shares in respect of the period July 1, 2002 - July 31, 2008, plus linkage differentials and interest by law.

     o    The holders of the C, CC, and CC1 shares will waive all claims against the Bank, regarding the non-distribution of a dividend in the period starting July 1, 2002 and ending on the date of the payment of the dividend in arrears, without such waiver constituting a derogation of their rights pursuant to the articles of the Bank to the accrual of a preferred dividend in respect of their shares, including in respect of the aforementioned period.

     o    The State will waive all claims against the Bank, the receiver of the
          Bank, and the liquidation fund of the Bank in connection with 50% of the preferred dividend in arrears that accrued on the D and DD shares held by the State, in respect of the period that began on July 1, 2002 and ended on July 31, 2008.

     o    The Bank will waive all claims against the State in connection with the payment of interest on the perpetual deposits held by it with the
          Treasury, except for that part thereof that reflects the proceeds of the issue of the D and DD shares held by the public.

                                     F - 49

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

     The significance of the aforementioned stipulations of the Arrangement Plan is as follows:

     PARTICIPATING PREFERENCE SHARES (C, CC, CC1) - In the event that the sale of the shares of the Bank is not consummated by December 31, 2009, they will receive half of the preferred dividend (at an annual rate of 6%)
     accrued in respect of their shares from July 1, 2002 through July 31, 2008, in a total amount of NIS 28.1 million (plus linkage differentials and interest by law, from July 31, 2008 until the date of the actual payment).
     Concurrently, the Bank will receive an identical amount from the State as interest on the perpetual deposits of the Bank with the Treasury. In view of this, the abovementioned amount was not recorded in the financial statements of the Bank. The balance of the preferred dividend accrued on the shares from July 1, 2002 through December 31, 2008, in an amount of NIS
     35.0 million, was added to the liability in respect of the Preference shares. In the event that the sale of the shares of the Bank as part of the
     Arrangement is implemented, the Preference shareholders waive all of their claims to the dividend in arrears that accrued until the date of the sale.

     NON-PARTICIPATING PREFERENCE SHARES (D AND DD1) HELD BY THE STATE - In the
     event that the sale of the shares of the Bank is not consummated by
     December 31, 2009, the State will waive half of the preferred dividend (at an annual rate of 7.5%) accrued on its shares from July 1, 2002 until July
     31, 2008, in an amount of $14.6 million. Therefore, this amount was not recorded in the financial statements of the Bank. The balance of the preferred dividend that accrued on these shares from July 1, 2002 until
     December 31, 2008, in an amount of NIS 63.0 million, was added to the liability in respect of these Preference shares. In the event that the sale of the shares of the Bank as part of the Compromise and Arrangement Plan is implemented, the State as the holder of these shares waives all of its claims to the dividend in arrears that accrued until the date of the sale.

     NON-PARTICIPATING PREFERENCE SHARES (D AND DD1) HELD BY THE PUBLIC - The
     right of the shareholders to receive the preferred dividend in arrears that accrued on their shares is fully preserved. The amount of the preferred dividend that accrued on these shares is NIS 14.6 million as of December
     31, 2008. This amount was not recorded in the financial statements and it is equal to the amount of the interest on the balance of the perpetual deposits of the Bank with the Treasury which was also not recorded in the financial statements of the Bank. In the event that the sale of the shares of the Bank as part of the Compromise and Arrangement Plan is implemented, the Bank will redeem these shares at their dollar value and will pay the entire dividend in arrears. Concurrently, the State will pay the Bank as interest on the perpetual deposit the entire dividend in arrears in respect of these shares.

     F.   RIGHTS UPON LIQUIDATION

     Upon liquidation of the Bank, the balance of all the assets will be distributed to shareholders. Following are the first seven stages of distribution in accordance with the priorities appearing in the Bank's
     Articles of Association:

     o    First - to pay cumulative preferred dividends in arrears, including dollar linkage differentials, to all classes of Preference shares (C,
          CC, CC1, D, DD) all being pari passu and pro-rata to the paid in capital of the aforementioned shares. As of December 31, 2008, the accrued amount of the preferred dividend in arrears is NIS 140.7 million (as of December 31, 2007 - NIS 170.1 million). Of the aforementioned dividend in arrears, an amount of NIS 98.0 million is included in the financial statements of the Bank as part of the entire amount of Preference shares. According to the Compromise and
          Arrangement Plan approved by the court, in the event that the sale of the shares of the Bank is not implemented, an amount of NIS 28.1 million is supposed to be received from the State as payment of interest on the perpetual deposits and, therefore, that amount is not presented in the financial statements of the Bank. In the event that the sale of the shares of the Bank is consummated by December 31,
          2009, then as part of the arrangement, the shareholders of the
          Preference C, CC, and CC1 shares and the State, as holders of D and DD shares, waive their rights to receive the dividend in arrears that accrued to the date of the sale.

                                     F - 50

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

     o    Second - to pay cumulative preferred dividends in arrears to Preferred
          Ordinary shares. As of December 31, 2008, the dividends in arrears in respect of the Preferred Ordinary shares amount to NIS 520 (as of
          December 31, 2007 - NIS 440). In the event that the sale of the shares of the Bank is implemented, the shareholders waive their right to receive the dividend in arrears, as part of the Arrangement.

     o    Third - to refund paid in capital (plus dollar linkage differentials)
          of "C" class Preference shares, to refund paid in capital (plus dollar linkage differentials) of "CC" class Preference shares, to refund paid in capital (plus dollar linkage differentials) of "CC1" class
          Preference shares, to refund paid in capital (plus dollar linkage differentials) of "D" class Preference shares, to refund paid in capital (plus dollar linkage differentials) of "DD" class Preference shares - all being pari-passu and pro-rata to the paid in capital of the aforementioned shares. As of December 31, 2008, the aforementioned amounts to NIS 441.4 million (as of December 31, 2007 - NIS 446.6 million).

     o    Fourth - to refund paid in capital of Preferred Ordinary shares. As of
          December 31, 2008, the aforementioned amounts to NIS 1,000 (as of
          December 31, 2007 - NIS 1,000).

     o    Fifth - to refund paid in capital of class "A" Ordinary shares, to refund paid in capital of class "B" Ordinary shares, and to refund paid in capital of class "B1" Ordinary shares - all being pari passu and pro-rata to the paid in capital of the aforementioned shares. As of December 31, 2008, the aforementioned amounts to NIS 14 thousand
          (as of December 31, 2007 - NIS 14 thousand).

     o    Sixth - the remainder (if at all) of the differences to be paid to the
          Bank by the State of Israel upon liquidation and/or at any earlier date as a result of the rate of increase in the CPI as compared with the increase in the representative exchange rate of the dollar, in respect of the deposits made by the Bank with the State, shall be paid to the holder or holders of the class "B1" Ordinary share. As of
          December 31, 2008, the aforementioned difference amounts to NIS 445.7 million (as of December 31, 2007 - NIS 402.3 million). Since the aforementioned difference was received from the State at December 31,
          2008, this amount remains fixed and does not change.

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

                                     F - 51

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 16A - CAPITAL ADEQUACY IN ACCORDANCE WITH DIRECTIVES OF THE SUPERVISOR OF
           BANKS

     The following is the calculation of capital adequacy in accordance with
     Directives Nos. 311 and 341 of the Supervisor of Banks, regarding "Minimal
     Capital Ratio" and "Capital Allocation with respect to Exposure to Market
     Risks":

     A.   CAPITAL FOR PURPOSES OF CALCULATING CAPITAL RATIO

                                DECEMBER 31    DECEMBER 31
                                   2008           2007
                                 -------        -------
                                 REPORTED       REPORTED
                                  AMOUNTS       AMOUNTS
                                 -------        -------
                               NIS MILLIONS   NIS MILLIONS
                                 -------        -------

First tier capital                  98.9          100.4
Second tier capital (1)             98.9          100.4
                                 -------        -------

Total capital                      197.8          200.8
                                 =======        =======

     (1)  The general allowance for doubtful debts, in the amount of NIS 38.9 million was deducted from the credit since it is not a part of the second tier capital.

                                     F - 52

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 16A - CAPITAL ADEQUACY IN ACCORDANCE WITH DIRECTIVES OF THE SUPERVISOR OF
           BANKS (CONT'D)

     B.   WEIGHTED-BALANCES OF CREDIT RISK

          CREDIT RISK                              DECEMBER 31, 2008                 DECEMBER 31, 2007
                                               ------------------------          ------------------------
                                                             WEIGHTED CREDIT                   WEIGHTED CREDIT
                                              BALANCES(2)    RISK BALANCES     BALANCES(2)      RISK BALANCES
                                               -------          -------          -------          -------
                                                                    REPORTED AMOUNTS
                                               ----------------------------------------------------------
                                             NIS MILLIONS   NIS MILLIONS      NIS MILLIONS     NIS MILLIONS
                                               -------          -------          -------          -------

ASSETS
Cash and deposits with banks                     575.3            115.1             33.8              5.6
Securities                                        37.9             32.7             46.3             36.8
Credit to the public (1)                       5,107.1            403.8          5,521.1            547.8
Credit to governments and
 perpetual deposits with the
 Israeli Treasury                                 32.7                -            873.5                -
Buildings and equipment                            0.5              0.5              0.8              0.8
Other assets                                       3.3              0.5              7.2              2.0
                                               -------          -------          -------          -------

Total assets                                   5,756.8            552.6          6,482.7            593.0
                                               =======          =======          =======          =======

OFF-BALANCE SHEET FINANCIAL
 INSTRUMENTS
Transactions representing credit risk            142.5            127.6            180.4            163.4
Derivative financial instruments                 120.0              2.4             47.5              0.9
                                               -------          -------          -------          -------

Total off-balance sheet financial
 instruments                                     262.5            130.0            227.9            164.3
                                               -------          -------          -------          -------

Total credit risk assets                       6,019.3            682.6          6,710.6            757.3
Market risk                                          -            386.8                -            548.0
                                               -------          -------          -------          -------

Total risk assets                              6,019.3          1,069.4          6,710.6          1,305.3
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

                                     F - 53

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 16A - CAPITAL ADEQUACY IN ACCORDANCE WITH DIRECTIVES OF THE SUPERVISOR OF
           BANKS (CONT'D)

     C.   RATIO OF CAPITAL TO TOTAL RISK ASSETS

                                                                         DECEMBER 31    DECEMBER 31
                                                                            2008           2007
                                                                           -------       -------
                                                                              %             %
                                                                           -------       -------

Ratio of first tier capital to total risk assets                               9.2           7.7
Ratio of second tier capital to total risk assets                              9.2           7.7
                                                                           -------       -------

Ratio of total first and second tier capital to total risk assets             18.4          15.4
                                                                           =======       =======

     On August 1, 2008, the "banking license" of the Bank expired. In his letter dated July 27, 2008, the Supervisor of Banks notified the Bank that he was exempting the Bank from various provisions of the Proper Banking Procedure
     Directives, including the directive that requires banking entitiess to maintain a minimum capital ratio.

NOTE 17 - LIENS AND RESTRICTIVE CONDITIONS

     A.   In connection with receipt of the special line of credit from the Bank of Israel, the Bank signed on November 14, 2002 a debenture in favor of the Bank of Israel (that was amended on December 29, 2005 and June
          12, 2008), whereby the Bank registered a first degree floating pledge on all of its assets, excluding certain assets. On December 31, 2008, the Bank repaid the credit line. On January 11, 2009, the Companies
          Registrar (at the request of the Bank of Israel) erased the lien that was recorded in respect of the aforementioned debenture and its amendments.

     B.   As of December 31, 2008, deposits with banks in the amount of NIS 10.5 million have been pledged by the Bank in favor of those banks
          (December 31, 2007 - NIS 10.0 million). The Bank of Israel gave its consent to the pledge, which serves as collateral for transactions in derivative financial instruments with those banks.

                                     F - 54

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
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

          During 2008, the Board of Directors of the Bank decided to extend the tenure of Messrs. A. Galili, Dr. R. Cohen, and A. Savir until the earliest of December 31, 2009, the date on which the Bank is privatized or commencement of liquidation proceedings. The extension of the terms of employment of Dr. R. Cohen until that date was also ratified by the general meeting of the Bank.

          On May 4, 2008, the Supervisor of Wages and Labor Agreements at the
          Finance Ministry approved the decisions of the institutions of the
          Bank which had been passed back in 2007 whereby the Chairman of the
          Board of the Bank, the General Manager and the Deputy General Manager
          are entitled upon conclusion of their tenure (with the conclusion of tenure including the transfer of control of the Bank) to additional severance pay (beyond the amounts provided for them to managers insurance policies and/or pension funds) at a rate of one month's salary for every year of service and the relative part of a month in respect of each part of a year. During 2008, in connection with the early retirement plan and the plan for the privatization of the Bank, the institutions of the Bank approved that Messrs. A. Galili, Dr. R.
          Cohen, and A. Savir shall be entitled upon termination of their tenure to redemption of three months' advance notice, in lieu of actual notice of three months as stipulated in their employment agreements and to a three-month period of paid acclimation time, with the redemption thereof based on their monthly salaries at the time of the termination of the tenure. The decision of the institutions of the
          Bank was also ratified by the Supervisor of Wages and Labor Agreements at the Finance Ministry. The total cost of the benefits that were approved for all of the three amounts to NIS 2.1 million as of
          December 31, 2008. In respect of this liability, the Bank set up an appropriate provision in its accounting records.

     3.   On November 16, 2008, a new collective agreement was signed by the
          Bank, the Histadrut (the General Federation of Labor) and the Bank's
          workers committee, in connection with the termination arrangements of employees who are employed under the Bank's collective agreements.
          This agreement was approved by the Supervisor of Wages and Labor
          Agreements at the Finance Ministry and it replaces the previous collective agreements that regulated the terms of termination of these employees. The agreement of November 16, 2008 sets forth the right of management to dismiss employees as part of the reduction in the Bank's activity, extends the validity of the reductions that were agreed to in the past in connection with the wages of the employees and the fringe benefits to which they are entitled, and grants various benefits to employees in the event of dismissal (including resignations to be treated as dismissals). According to the agreements, there are two termination tracks for dismissed employees:
          a severance track and a pension track. A dismissed employee in the pension track is one whose seniority is at least 20 years and who is at least 50 years old and who, upon dismissal is entitled to early pension.

                                     F - 55

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 18 - EMPLOYEE RIGHTS (CONT'D)

     A.   SEVERANCE PAY (cont'd)

     3.   (cont'd)

          A dismissed employee who does not meet these two conditions together, belongs to the severance track, in which he is entitled to enhanced severance pay. In the event of the privatization or liquidation of the
          Bank and/or if the privatization is not implemented by December 31,
          2009, then immediately thereafter, employees are allowed to resign and be treated as if they had been dismissed, but the Bank has the right to require the employee to continue working for an additional period of time. According to the agreement, part of the termination payments to the employees will be deposited in trust with a trust company. For this purpose, the Bank engaged the trust company of an Israeli bank which will serve as trustee. The collective agreement of November 16,
          2008 will be in effect until the termination of the last employee to which the agreement applies. The waivers and part of the benefits set forth in the aforementioned collective agreements also apply and/or will apply to some of the employees of the Bank who are employed under personal contracts.

          The Bank recorded the necessary provisions to cover the agreement. As of December 31, 2008, the balance of the provision in respect of the severance pay to be paid to the employees amounts to NIS 21.1 million
          (excluding payroll tax), compared with an amount of NIS 18.2 million as of December 2007.

     4.   During 2006, the employment contracts of three senior employees employed under "personal contracts" were amended so as to apply to such contracts the terms of termination that apply to the employees who are employed under the Bank's collective agreements. During 2008, the institutions of the Bank ratified the application to these contracts of the terms of the collective agreement dated November 16,
          2008. The application of the terms of the collective agreements to the aforementioned three employees was ratified by the Supervisor of Wages and Labor Agreements at the Finance Ministry.

          In respect of these liabilities, amounting at December 31, 2008 to NIS
          7.7 million (December 31, 2007 - NIS 6.7 million), there is an appropriate provision included in the reserve for severance pay.

     5.   The following table presents the data relating to provisions and funding for severance pay included in the balance sheet:

                                                          DECEMBER 31    DECEMBER 31
                                                             2008           2007
                                                            -------       -------
                                                            REPORTED     REPORTED
                                                            AMOUNTS       AMOUNTS
                                                            -------       -------
                                                         NIS MILLIONS   NIS MILLIONS
                                                            -------       -------

Provision for severance pay                                    48.1          43.4
Amounts funded with pension and provident funds
 (including earnings thereon)                                  23.3          22.1
                                                            -------       -------
Unfunded provision included in "Other liabilities"             24.8          21.3
                                                            =======       =======

          The Bank may not withdraw amounts funded other than for the purpose of discharging severance pay liabilities.

                                     F - 56

                                   Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 18 - EMPLOYEE RIGHTS (CONT'D)

     B.   UNUTILIZED SICK LEAVE

     Employees who retire (to pension) or are terminated are entitled, under certain conditions, to compensation in respect of unutilized sick leave. In the opinion of Management of the Bank an adequate provision has been included in the financial statements in this respect. The balance of the provision as of the balance sheet date totals NIS 2.5 million (December 31,
     2007 - NIS 2.5 million) and is included in the "Other liabilities" item.

     C.   UNUTILIZED VACATION

     The balance of the provision for unutilized vacation is NIS 1.8 million as of the balance sheet date (December 31, 2007 - NIS 1.7 million). The balance is included in "Other liabilities" item.

                                     F - 57

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 19 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS

REPORTED AMOUNTS

                                                                     DECEMBER 31, 2008
                                    ----------------------------------------------------------------------------------
                                                                FOREIGN CURRENCY OR LINKED
                                       ISRAELI CURRENCY                 THERETO
                                    -----------------------       -----------------------
                                                   LINKED TO         US           OTHER       NON-MONETARY
                                    UNLINKED        THE CPI        DOLLAR       CURRENCIES       ITEMS         TOTAL
                                    --------       --------       --------       --------       --------      --------
                                  NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS  NIS MILLIONS
                                    --------       --------       --------       --------       --------      --------

ASSETS
Cash and deposits
 with banks                            558.9            1.2           15.1            0.1              -         575.3
Securities                                 -            0.2              -              -           37.7          37.9
Credit to the public                    73.8          235.1        4,785.4           12.8              -       5,107.1
Credit to governments                      -            2.8              -              -              -           2.8
Fixed assets                               -              -              -              -            0.5           0.5
Other assets                             2.4            0.5              -              -            0.4           3.3
Perpetual deposits with
 the Israeli Treasury                      -              -           29.9              -              -          29.9
                                    --------       --------       --------       --------       --------      --------

Total assets                           635.1          239.8        4,830.4           12.9           38.6       5,756.8
                                    --------       --------       --------       --------       --------      --------

LIABILITIES
Deposits of the public                  17.5            9.1            0.1              -              -          26.7
Deposits of
 the Government                            -          225.9        4,796.7              -              -       5,022.6
Perpetual deposit                        0.1              -              -              -              -           0.1
Other liabilities                       24.6           37.3            0.9            1.1              -          63.9
Non-participating shares                   -              -          335.8              -              -         335.8
Participating shares                       -              -          203.6              -              -         203.6
                                    --------       --------       --------       --------       --------      --------

Total liabilities                       42.2          272.3        5,337.1            1.1              -       5,652.7
                                    --------       --------       --------       --------       --------      --------

Difference                             592.9          (32.5)        (506.7)          11.8           38.6         104.1

Forward transactions, net              (95.9)          35.8           71.6          (11.5)             -             -
                                    --------       --------       --------       --------       --------      --------

Total                                  497.0            3.3         (435.1)           0.3           38.6         104.1
                                    ========       ========       ========       ========       ========      ========

                                     F - 58

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 19 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS (CONT'D)

REPORTED AMOUNTS

                                                                     DECEMBER 31, 2007
                                    ----------------------------------------------------------------------------------
                                                                FOREIGN CURRENCY OR LINKED
                                       ISRAELI CURRENCY                 THERETO
                                    -----------------------       -----------------------
                                                   LINKED TO         US           OTHER       NON-MONETARY
                                    UNLINKED        THE CPI        DOLLAR       CURRENCIES       ITEMS         TOTAL
                                    --------       --------       --------       --------       --------      --------
                                  NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS  NIS MILLIONS
                                    --------       --------       --------       --------       --------      --------

ASSETS
Cash and deposits
 with banks                             20.3            3.8            9.6            0.1              -          33.8
Securities                                 -            0.5              -              -           45.8          46.3
Credit to the public                   104.0          340.2        5,060.2           16.7              -       5,521.1
Credit to governments                      -            4.5           20.2              -              -          24.7
Fixed assets                               -              -              -              -            0.8           0.8
Other assets                             6.1              -              -              -            1.1           7.2
Perpetual deposits with
 the Israeli Treasury                      -          848.8              -              -              -         848.8
                                    --------       --------       --------       --------       --------      --------

Total assets                           130.4        1,197.8        5,090.0           16.8           47.7       6,482.7
                                    --------       --------       --------       --------       --------      --------

LIABILITIES
Deposits of the public                  29.4           24.7            0.5              -              -          54.6
Deposits of banks                      481.2              -              -              -              -         481.2
Deposits of
 the Government                            -          256.6        5,062.6              -              -       5,319.2
Perpetual deposit                        0.1              -              -              -              -           0.1
Capital notes                              -              -           20.2              -              -          20.2
Other liabilities                       16.8           31.9            1.5              -            0.5          50.7
Non-participating shares                   -              -          276.0              -              -         276.0
Participating shares                       -              -          170.6              -              -         170.6
                                    --------       --------       --------       --------       --------      --------

Total liabilities                      527.5          313.2        5,531.4              -            0.5       6,372.6
                                    --------       --------       --------       --------       --------      --------

Difference                            (397.1)         884.6         (441.4)          16.8           47.2         110.1

Forward transactions, net               46.5          (30.0)             -          (16.5)             -             -
                                    --------       --------       --------       --------       --------      --------

Total                                 (350.6)         854.6         (441.4)           0.3           47.2         110.1
                                    ========       ========       ========       ========       ========      ========

                                     F - 59

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 20 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS AND
          MATURITY DATE (1)

REPORTED AMOUNTS

                                                                                                  DECEMBER 31, 2008
                                 -----------------------------------------------------------------------------------------------------------------------------------------------------
                                ON DEMAND   FROM ONE   FROM THREE    FROM ONE   FROM TWO   FROM THREE   FROM FOUR   FROM FIVE   FROM TEN     OVER                 WITHOUT      TOTAL
                                AND UP TO   TO THREE    MONTHS TO     TO TWO    TO THREE     TO FOUR     TO FIVE     TO TEN    TO TWENTY    TWENTY    TOTAL CASH  MATURITY  BALANCE SHEET
                                ONE MONTH    MONTHS     ONE YEAR      YEARS       YEARS       YEARS       YEARS       YEARS       YEARS      YEARS       FLOWS     DATE(2)    AMOUNT (3)
                                 -------     -------     -------     -------     -------     -------     -------     -------     -------     -------    -------    -------     -------
                                    NIS         NIS        NIS         NIS         NIS         NIS        NIS          NIS         NIS         NIS        NIS        NIS         NIS
                                 MILLIONS    MILLIONS   MILLIONS    MILLIONS    MILLIONS    MILLIONS    MILLIONS     MILLIONS    MILLIONS   MILLIONS   MILLIONS   MILLIONS     MILLIONS
                                 -------     -------     -------     -------     -------     -------     -------     -------     -------     -------    -------    -------     -------

UNLINKED ISRAELI CURRENCY
Assets                             560.4         9.3        19.0         1.7         1.1         0.1           -           -           -           -      591.6       51.2       635.1
Liabilities                         10.7         6.8         0.2           -           -           -           -           -           -           -       17.7       24.7        42.2
                                 -------     -------     -------     -------     -------     -------     -------     -------     -------     -------    -------    -------     -------
Difference                         549.7         2.5        18.8         1.7         1.1         0.1           -           -           -           -      573.9       26.5       592.9
Derivative instruments
 excluding options                 (75.5)      (20.4)          -           -           -           -           -           -           -           -       95.9          -       (95.9)
ISRAELI CURRENCY LINKED
 TO THE CPI
Assets                               3.3         7.4        35.1        42.3        35.2        33.3        33.5        96.0        56.3           -      342.4          -       239.8
Liabilities                          0.2        12.2        43.1        48.9        49.6        46.8        46.5         2.3         1.8           -      251.4       37.3       272.3
                                 -------     -------     -------     -------     -------     -------     -------     -------     -------     -------    -------    -------     -------
Difference                           3.1        (4.8)       (8.0)       (6.6)      (14.4)      (13.5)      (13.0)       93.7        54.5           -       91.0      (37.3)      (32.5)
Derivative instruments
 excluding options                  15.4        20.4           -           -           -           -           -           -           -           -       35.8          -        35.8
FOREIGN CURRENCY AND
 LINKED THERETO
Assets                              27.9       135.7       409.3       541.2       536.9       533.1       529.1     2,628.8     2,254.4           -    7,596.4       33.2     4,843.3
Liabilities                          1.2       135.3       408.3       539.8       536.0       532.2       528.4     2,634.2     2,257.1           -    7,572.5      540.3     5,338.2
                                 -------     -------     -------     -------     -------     -------     -------     -------     -------     -------    -------    -------     -------
Difference                          26.7         0.4         1.0         1.4         0.9         0.9         0.7        (5.4)       (2.7)          -       23.9     (507.1)     (494.9)
Derivative instruments
 excluding options                  60.1           -           -           -           -           -           -           -           -           -       60.1          -        60.1
NON-MONETARY ITEMS
Assets                                 -           -           -           -           -           -           -           -           -           -          -       38.6        38.6
Liabilities                            -           -           -           -           -           -           -           -           -           -          -          -           -
                                 -------     -------     -------     -------     -------     -------     -------     -------     -------     -------    -------    -------     -------
Difference                             -           -           -           -           -           -           -           -           -           -          -       38.6        38.6

TOTAL AS OF DECEMBER 31, 2008
ASSETS                             591.6       152.4       463.4       585.2       573.2       566.5       562.6     2,724.8     2,310.7           -    8,530.4      123.0     5,756.8
LIABILITIES                         12.1       154.3       451.6       588.7       585.6       579.0       574.9     2,636.5     2,258.9           -    7,841.6      602.3     5,652.7
                                 -------     -------     -------     -------     -------     -------     -------     -------     -------     -------    -------    -------     -------
DIFFERENCE                         579.5        (1.9)       11.8        (3.5)      (12.4)      (12.5)      (12.3)       88.3        51.8           -      688.8     (479.3)      104.1
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

(2)  Including assets past due in the amount of NIS 52.1 million. The data is net of specific allowances for doubtful debts.

(3)  As included in Note 19 "Assets and liabilities classified according to linkage base", including off-balance sheet amounts for derivatives.

                                     F - 60

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 20 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS AND
          MATURITY DATE (1) (CONT'D)

REPORTED AMOUNTS

                                                                                                 DECEMBER 31, 2007
                                 -----------------------------------------------------------------------------------------------------------------------------------------------------
                                ON DEMAND   FROM ONE   FROM THREE    FROM ONE   FROM TWO   FROM THREE   FROM FOUR   FROM FIVE   FROM TEN     OVER                 WITHOUT      TOTAL
                                AND UP TO   TO THREE    MONTHS TO     TO TWO    TO THREE     TO FOUR     TO FIVE     TO TEN    TO TWENTY    TWENTY    TOTAL CASH  MATURITY  BALANCE SHEET
                                ONE MONTH    MONTHS     ONE YEAR      YEARS       YEARS       YEARS       YEARS       YEARS       YEARS      YEARS       FLOWS     DATE(2)    AMOUNT (3)
                                 -------     -------     -------     -------     -------     -------     -------     -------     -------     -------    -------    -------     -------
                                    NIS         NIS        NIS         NIS         NIS         NIS        NIS          NIS         NIS         NIS        NIS        NIS         NIS
                                 MILLIONS    MILLIONS   MILLIONS    MILLIONS    MILLIONS    MILLIONS    MILLIONS     MILLIONS    MILLIONS   MILLIONS   MILLIONS   MILLIONS     MILLIONS
                                 -------     -------     -------     -------     -------     -------     -------     -------     -------     -------    -------    -------     -------

UNLINKED ISRAELI CURRENCY
Assets                              22.3         1.6        24.9        19.9        4.9        2.1        0.1          -          -           -       75.8        68.4       130.4
Liabilities                         15.0        11.7         3.0           -          -          -          -          -          -           -       29.7    (4)510.0       527.5
                                 -------     -------     -------     -------    -------    -------    -------    -------    -------     -------    -------     -------     -------
Difference                           7.3       (10.1)       21.9        19.9        4.9        2.1        0.1          -          -           -       46.1      (441.6)     (397.1)
Derivative instruments
 excluding options                  16.5        20.1         9.9           -          -          -          -          -          -           -       46.5           -        46.5
ISRAELI CURRENCY LINKED
 TO THE CPI
Assets                               5.5        11.9        50.4        60.4       56.6       49.3       47.2      127.6       68.3           -      477.2       848.8     1,197.8
Liabilities                          1.2        12.6        47.2        50.7       49.6       48.4       45.0       48.1        2.4           -      305.2        31.3       313.2
                                 -------     -------     -------     -------    -------    -------    -------    -------    -------     -------    -------     -------     -------
Difference                           4.3        (0.7)        3.2         9.7        7.0        0.9        2.2       79.5       65.9           -      172.0       817.5       884.6
Derivative instruments
 excluding options                     -       (20.1)       (9.9)          -          -          -          -          -          -           -      (30.0)          -       (30.0)
FOREIGN CURRENCY AND
 LINKED THERETO
Assets                              22.8       139.7       419.5       574.3      549.1      544.8      540.8    2,675.8    2,808.8           -    8,275.6         5.1     5,106.8
Liabilities                          0.2       139.0       416.6       570.8      546.1      542.2      538.4    2,671.3    2,811.1           -    8,235.7       448.1     5,531.4
                                 -------     -------     -------     -------    -------    -------    -------    -------    -------     -------    -------     -------     -------
Difference                          22.6         0.7         2.9         3.5        3.0        2.6        2.4        4.5       (2.3)          -       39.9      (443.0)     (424.6)
Derivative instruments
 excluding options                 (16.5)          -           -           -          -          -          -          -          -           -      (16.5)          -       (16.5)
NON-MONETARY ITEMS
Assets                                 -           -           -           -          -          -          -          -          -           -          -        47.7        47.7
Liabilities                            -           -           -           -          -          -          -          -          -           -          -         0.5         0.5
                                 -------     -------     -------     -------    -------    -------    -------    -------    -------     -------    -------     -------     -------
Difference                             -           -           -           -          -          -          -          -          -           -          -        47.2        47.2

TOTAL AS OF DECEMBER 31, 2007
ASSETS                              50.6       153.2       494.8       654.6      610.6      596.2      588.1    2,803.4    2,877.1           -    8,828.6       970.0     6,482.7
LIABILITIES                         16.4       163.3       466.8       621.5      595.7      590.6      583.4    2,719.4    2,813.5           -    8,570.6       989.9     6,372.6
                                 -------     -------     -------     -------    -------    -------    -------    -------    -------     -------    -------     -------     -------
DIFFERENCE                          34.2       (10.1)       28.0        33.1       14.9        5.6        4.7       84.0       63.6           -      258.0       (19.9)      110.1
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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS

     A.   OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

                                      DECEMBER 31   DECEMBER 31
                                         2008          2007
                                       --------      --------
                                       REPORTED      REPORTED
                                       AMOUNTS        AMOUNTS
                                       --------      --------
                                     NIS MILLIONS  NIS MILLIONS
                                       --------      --------

Transactions the balance of which
 represents a credit risk -

Guarantees securing credit                122.7         157.9
Guarantees to home purchasers              15.8          17.9
Other guarantees and liabilities            4.1           4.6

     B.   OTHER CONTINGENT LIABILITIES AND COMMITMENTS

     1.   See Note 18A with respect to the contingent liabilities regarding personal employment agreements with senior executives.

     2.   Long-term rental agreement -

          During 2003, the Bank signed a rental agreement in respect of its office premises for the period ending in August 2009. The annual rental payment and management fees in respect of this commitment, which are linked to the CPI, in respect of the period January 1, 2009 to August 31, 2009 amount to NIS 0.8 million.

     3.   As of January 1, 2004 the Bank has outsourced its computer services, according to which it signed an agreement to receive computer services for a period of five years. As part of the agreement, the company with which the Bank signed the agreement undertook to provide the Bank with ongoing management and operational services of its information systems, operation and maintenance of hardware, computers, peripheral equipment, communications and infrastructure software, operation and maintenance of applications, making changes and adjustments to the information systems, data security, etc. During 2008, this agreement was extended for a period of three additional years until December 10,
          2011. Commencing on January 1, 2010, the Bank has the option of terminating the commitment upon six months' advance notice. The cost of the computer services for 2009 will amount to NIS 2.6 million.

     4.   During 2006, the Bank signed an agreement to receive storage and archive services for a period of four years, ending at the end of
          April 2010. The annual cost is estimated at NIS 78 thousand.

                                     F - 62

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     C.   LETTERS OF INDEMNIFICATION FOR SENIOR OFFICERS AND OTHERS

     1)   In August 2002, the Bank issued to its officers and directors a letter of indemnification (the "first letter of indemnification") that was approved by the Audit Committee, Board of Directors and the shareholders' general meeting of the Bank. According to the letter of indemnification that was issued, the Bank undertook to indemnify its officers and directors in respect of any monetary liability imposed on them in favor of another person in accordance with a court ruling
          (including a ruling made as part of a compromise and an arbitration decision that received court approval) and in respect of reasonable legal expenses (including attorney fees), that are imposed on them following actions (defined as including acts of omission or commission) that were taken and/or will be taken by them due to their being officers or directors of the Bank or as part of a position or duty that they fulfilled and/or will fulfill at the request of the
          Bank or on its behalf in a company or other corporate entity or any business venture in which the Bank has invested or will invest, providing that these actions are connected with one or more of the types of events detailed in the letter of indemnification including, inter alia, the following events:

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

          The amount of the total cumulative indemnification that is payable according to the first letter of indemnification shall not exceed 25%
          of the Bank's shareholders' equity according to its financial statements for March 31, 2002, which was NIS 640.3 million, meaning no more than NIS 160.1 million, linked to the CPI published in respect of
          March 2002. The letter of indemnification is subject to the provisions of the Companies Law and to various conditions as specified in the letter of indemnification. It is noted that Amendment 3 to the
          Companies Law - 1999 (dated March 7, 2005) provides, inter alia, that an indemnification commitment (such as the aforementioned letter of indemnification) has to be limited to events the board of directors believes may actually occur at the time of providing the
          indemnification commitment and to an amount or criterion the board of directors deems as reasonable under the circumstances of the matter.
          The question of the amendment applying to existing letters of indemnification and the interpretation of the aforementioned restriction have not yet been addressed in court rulings and therefore the effects of the amendment on the first letter of indemnification are uncertain.

                                     F - 63

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     C.   INDEMNIFICATION AND EXEMPTION LETTERS FOR SENIOR OFFICERS (CONT'D)

          In May 2008, the Bank wrote an additional letter of indemnification to officers and directors of the Bank (hereinafter - the "Second Letter of Indemnification") which was also approved by the Audit Committee, the Board of Directors and the general meeting of the Bank. The second letter of indemnification applies to transactions (as defined to include acts of omission and decisions) conducted commencing on August
          26, 2002 (which is the date on which the Prime Minister's Office, the
          Finance Ministry and the Bank of Israel decided on a package of steps in connection with the Bank, including the sale of its asset and liability portfolio) and that were performed and/or will be performed by officers and directors of the Bank by virtue of their being officers or directors of the Bank, or by virtue of any position or job in any company, the shares of which are and/or will be held by the
          Bank or in any corporation or other business project in which the Bank invested and/or will invest. The second letter of indemnification covers monetary indebtedness placed on the officers or directors in favor of another person by court ruling (including the a ruling rendered as part of a compromise or arbitration ruling approved by the court) and which are connected or which derive from events set out in the new letter of indemnification, that are events that the board of directors of the Bank found to be foreseeable in view of the activity of the Bank at the date of the approval of the new letter of indemnification.

          These events include, among other things, the following:

          o    The sale or assignment of credit and/or collateral

          o    Receipt of a special credit line from the Bank of Israel, the management and repayment thereof

          o    Adoption of the Bank's Run-off Plan and the implementation thereof

          o    Certain actions in connection with the current operations and activity of the Bank during the normal course of business

          o    Management of the risks of the Bank

          o    Certain actions in connection with the disclosure and recording requirements applicable to the Bank

          o    Resolutions and actions in connection with the distribution or non-distribution of a dividend

          o    Making insurance arrangements

          o    The repayment of the perpetual deposits of the Bank with the
               Treasury

          o    Making or furthering an arrangement between the Bank and its shareholders pursuant to article 350 of the Companies Law

          o    The privatization of the Bank

          The second letter of indemnification is in addition to the first letter of indemnification. The overall amount of the indemnification in respect of the aforementioned monetary indebtedness to be paid as part of the second letter of indemnification and the overall amount of the indemnification in respect of the monetary indebtedness to be paid as part of the first letter of indemnification shall not exceed in the aggregate the ceiling for indemnification set out in the first letter of indemnification which, as mentioned above, amounts to NIS 160.1 million, linked to the Cost of Living Index in respect of March 2002.

                                     F - 64

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     C.   INDEMNIFICATION AND EXEMPTION LETTERS FOR SENIOR OFFICERS (CONT'D)

          In addition to the aforementioned monetary indebtedness, the second letter of indemnification also covers reasonable litigation costs, including attorney fees that officers or directors incurred or will be charged in certain proceedings. The second letter of indemnification went into effect upon submission on July 6, 2008 of a request by the bank to the court to approve a compromise plan and/or arrangement pursuant to Article 350 of the Companies Law - 1999, between the Bank and its shareholders.

     2)   On July 17, 2005 the Bank issued a letter of indemnification to a former employee of the Bank regarding a possible claim that may be filed against him by a customer of the Bank and/or representatives of the customer. The Bank took legal measures against this customer in respect of a liability in the amount of U.S. $ 250,000. The claim filed by the aforementioned customer also includes various allegations against the aforementioned employee.

     3)   On February 11, 2005 the Bank issued a letter of indemnification in favor of an attorney of the Bank who was appointed as the execution office receiver for the purpose of realizing a mortgage of the Bank.
          The letter of indemnification was issued in respect of proceedings the
          Bank and aforementioned attorney are taking in order to annul the sale agreement that was prepared by the said attorney in the framework of realizing the mortgage in favor of the Bank.

     D.   LEGAL ACTIONS

     Legal actions were filed against the Bank in the ordinary course of business. Management of the Bank, on the basis of legal opinions regarding the prospects of the claims from the outside attorneys representing the
     Bank, believes that when necessary, adequate provisions were included in the financial statements to cover possible losses in respect of those claims.

     Following are details of legal actions against the Bank in material amounts:

     1)   In March 2003, Lehava Underwriters Ltd. (by virtue of its being a shareholder of the Bank) filed a derivative claim in the amount of NIS
          409.5 million against eleven senior officers of the Bank (current and past) and against the Bank itself. The plaintiff claims that the named senior officers breached their "duty of care" toward the Bank and were negligent in fulfilling their duty and, as a result, should be required to pay the Bank the amount of the claim, as compensation for the damages they inflicted on the Bank. According to the claim, the negligence of the senior officers is reflected in, among other things, the credit that they granted without suitable collateral, problems with the credit-granting policy and the quality and approval procedures thereof, credit risk management and the ongoing handling of the credit. The amount of the suit, in respect of damages incurred as a result of the alleged negligence, reflects the amount of the allowances for doubtful debts recorded by the Bank in 2002. The defendants filed a motion to have the suit summarily dismissed on the grounds that the plaintiff should have filed a motion for approval of the claim as a derivative claim. The Court accepted the position of the defendants and it ordered the plaintiff to file a motion for the approval of the claim as a derivative claim. Such a motion was submitted on December 7, 2003. On June 18, 2006, the Court decided to reject the motion to approve the suit as a derivative suit and awarded the defendants court costs and attorney fees. On September 18, 2006, the plaintiff appealed the decision to reject the motion to approve the suit as a derivative suit to the Supreme Court. On September 4,
          2008, the plaintiff filed an objection to the approval of the
          Arrangement Plan between the Bank and its shareholders pursuant to
          Article 350 of the Companies Law - 1999.

                                     F - 65

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

          On November 24, 2008, as part of the deliberations in the court regarding the approval of the Arrangement Plan, the plaintiff and the
          Bank reached an agreement whereby the objection of the plaintiff to the Arrangement Plan will be rejected and the aforementioned appeal filed by the plaintiff to the Supreme Court will be removed. The Bank will pay an amount of NIS 100,000 (plus VAT) to cover the plaintiff's legal fees. On November 30, 2008, the Supreme Court issued its decision to remove the appeal.

     2)   In September 2004, various financial entities that hold class C and/or
          CC and/or CC1 shares of the Bank filed with the Tel Aviv-Jaffa
          District Court an originating motion in which the Court was requested, inter alia, to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002.
          The petitioners contend, inter alia, that according to the Bank's articles of association, the Bank is required to pay to the holders of its preferred shares an annual dividend at the rate of 7.5%, because this dividend is not actually a dividend but rather a payment made in full by the State of Israel in respect of the perpetual deposits the
          Bank keeps with it, and therefore its distribution is not subject to the distribution conditions provided in the law, and that even if the distribution conditions should be applied, the Bank should still be ordered to distribute the requested dividend, due to the Bank's meeting the repayment ability test as the dividend is being fully financed by the State of Israel and not being deducted from the capital of the Bank. The Bank transferred the handling of the originating motion to attorneys acting on its behalf. Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividends, the interest on the perpetual deposits of the Bank with the Ministry of Finance is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March 9, 2005 against the Minister of Finance and the
          aforementioned financial entities, in which it requested (among other things) a declaratory ruling by which the interest on the perpetual deposits is indeed accrued in favor of the Bank. The hearing on the two originating motions was consolidated.

                                     F - 66

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

          On March 23, 2006, the court decided that in the first stage, the question of the accrual of interest on the perpetual deposits of the
          Bank with the Treasury will be discussed and resolved, since a resolution of this question will advance the hearing and the resolution of the rest of the questions that must be answered. On
          August 5, 2007, a ruling was handed down by the Tel Aviv District
          Court whereby it rejected the opening motion filed by the Bank against the Finance Minister and against the aforementioned financial institutions and determined that as long as a dividend is not distributed on the Preference shares of the Bank, the interest on the perpetual deposits of the Bank with the Treasury does not accrue. At its meeting on October 9, 2007, the Board of Directors of the Bank
          discussed the ramifications of the ruling. The Board of Directors decided that since the suit of the Bank (its opening motion) related not only to the issue of the accrual of the interest on the perpetual deposits, in the absence of a dividend distribution, rather also to the accrual and payment of a dividend in arrears (including upon liquidation), and since on the basis of the determination of the court that the suit of the Bank was rejected, a claim can be made that the ruling rejects also the right of the Bank to accrued interest against the payment of the dividend in arrears on the Preference shares (a result which the Board of Directors believes is incorrect and it is reasonable to assume that the court did not intend such a result), then the Bank will file an appeal on the rejection of the claim with regard to the payment of the accrued interest on the perpetual deposits against the payment of the dividend in arrears. The appeal of the Bank was submitted to the Supreme Court on January 6, 2008. At the aforementioned meeting on October 9, 2007, the Board of Directors of the Bank also decided that in view of the ruling handed down by the
          Tel Aviv District Court on the originating motion of the Bank, it would be proper for the Bank to take steps towards the renewal of the distribution of the dividend and as such, it decided to take a number of steps including convening a general meeting of the Bank and recommending to the general meeting to amend the by-laws of the Bank so as to remove the existing impediment therein against the renewal of a dividend distribution to the shareholders of the Preference shares of the Bank. The general meeting of the Bank convened on January 7,
          2008 and rejected the proposed amendments to the by-laws of the Bank.
          On February 5, 2008, the financial entities that filed the originating motion against the Bank submitted a request to the court to add the
          State as an additional respondent to the originating motion due to, among other reasons, the vote of the State at the general meeting of the Bank against the proposed amendments to the Bank's by-laws. On
          February 24, 2008, the Bank responded to the aforementioned petition of the financial entities and gave notice that it does not object to adding the State as an additional respondent to the originating motion. On March 18, 2008, a "document of agreements" was signed between the State and the aforementioned financial entities, whereby the parties reached an agreement that, among other things, as part of the arrangement pursuant to Article 350 of the Companies Law - 1999, to be submitted by the Bank for court approval and which deals with the sale of the shares of the Bank or, alternatively, a partial payment of the preferred dividend to the shareholders of C, CC, and
          CC1 Preference shares, it would be stipulated that upon the approval of the arrangement by the court, the originating motion filed by the aforementioned financial entities would be rejected, as well as the appeal filed by the Bank regarding the decision of the Tel Aviv
          District Court in the matter of the rejection of the originating motion on the Bank, and that subject to receipt of the amounts due to the shareholders of the C, CC, and CC1 Preference shares (which also include the financial entities) pursuant to the Arrangement, they will waive their claims and suits in connection with the dividend. The
          Arrangement and Compromise Plan between the Bank and its shareholders
          (pursuant to Article 350 of the Companies Law - 1999) was submitted by the Bank to the court on July 6, 2008 and approved by the class meetings of the shareholders of the Bank on October 30, 2008 and
          November 6, 2008, and by the court on November 24, 2008. Further to the approval of the plan, as above, during the month of December 2008, both the originating motion submitted by the financial entities and the appeal filed by the Bank regarding the rejection of the originating motion filed by it were rejected.

                                     F - 67

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

     3)   In December 2007, a suit was filed against the Bank in the Tel Aviv-
          Jaffa Magistrates Court for an amount of NIS 1.3 million. The suit was filed by a customer of the Bank which received in the past credit from the Bank to finance a construction project. As alleged in the suit, the Bank over charged the plaintiff's account with the bank in respect of interest and commissions, without its consent or against agreements with it. According to the plaintiff, if not for these charges, its account with the Bank as of June 2007 would have had a credit balance in the amount being sued for and not a debit balance. The Bank transferred the handling of this suit to an attorney. The Bank counter-sued the plaintiff in respect of a debit balance with the
          Bank.

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

     5)   In September 2003, a supplier of fuel products filed a claim in the amount of NIS 6 million with the Tel Aviv-Jaffa District Court against the Bank and two other banks regarding non-payment of the
          consideration for fuel products it had provided to a mutual customer of the three defending banks. It is alleged that the involvement of the defending banks in the approval of the business plan and in the approval of the expense and income budget of the aforementioned customer, had created a representation towards the plaintiff on which it had relied at the time of delivery of its products, because it had assumed that the expenses included in the approved plan and/or budgets would be paid by the defending banks. The Bank has transferred the matter to an attorney acting on its behalf.

     6)   In August 2000, a suit was filed with the Tel Aviv-Jaffa District
          Court against one of the Bank's former senior executives and against
          24 other defendants by a number of venture capital funds. For purposes of the court fee, the amount of the suit was set at $ 18.7 million, which was later increased to $ 22.5 million. According to the plaintiff's complaint, the suit was filed, among other reasons, in connection with the breach of an investment agreement, whereby the plaintiffs and other investors were allegedly supposed to receive
          46.5% of the shares of a company in which the aforementioned senior executive served in the past as a director on behalf of a former grandchild subsidiary of the Bank. The claim was transferred to an attorney and a defense brief was submitted. In 2005, the insurers carrying the directors and senior officers liability insurance policy notified the Bank that in their opinion the claim does not have insurance coverage, but the Bank's legal counsel handling the claim believes that if the said executive has to make any monetary payment in respect of the suit, the payment will be covered by the insurance policy. On June 29, 2008, a decision was issued whereby a conciliation agreement between the parties was approved. The agreement brought to a conclusion all of the disputes between the parties, without the former head of the Bank, who was one of the defendants, being required to make any payments whatsoever. To the best of the knowledge of the
          Bank, the repayment of the amount of the compromise by the parties who undertook to make such payment has not yet been made.

                                     F - 68

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     D.   LEGAL ACTIONS (CONT'D)

     In the opinion of Management of the Bank, which is based on the opinion of its legal counsel, the Bank's exposure in respect of pending claims, whose prospects of success are not remote and regarding which a provision was not recorded, amounts to NIS 2 million.

     E    NON-REPORTING IN THE U.S. REGARDING SHARES CONSIDERED "ABANDONED"

     The Bank's D and DD Preference shares were issued in the U.S., as were some of the C and CC Preference shares and capital notes of the Bank. According to U.S. state law, under certain circumstances, a security that is unclaimed is considered to be "abandoned" and it must be reported each year to the state in which the last residence of the owner of the security is located. The same state is also entitled to take ownership of the security.
     The same applies to the payment of a dividend and/or interest and/or redemption in respect of securities not collected by the holders of the securities which, when certain conditions are fulfilled, are also considered to be "abandoned" and which must be reported and transferred.
     The shares and capital notes were issued in the U.S. many years ago and the ongoing handling of the securities was done by an agent in the U.S. The information which reached the Bank indicates that no reports were filed with the various states regarding securities which according to their laws became "abandoned" as well as payments in respect of the securities of the
     Bank which were not collected. Failure to file the required reports and the resultant non-transfer of the securities and/or the payments, may expose the bank to financial sanctions. This issue raises the question of "choice of law", whether the securities are indeed subject to U.S. law or to
     Israeli law, and additional questions such as the likelihood of sanctions and the possibility of having them cancelled, and to what extent the Bank is liable for the failure to report and transfer. Based on the decision of the Board of Directors of the Bank, at the end of 2008, the Bank instructed the agent in the U.S. to take steps to execute the reporting and transfer to states in the U.S. of the shares of the Bank and the dividends thereon that became "abandoned", and concurrently, the bank would notify the
     Administrator General in Israel who, in accordance with the Administrator
     General Law - 1978, is entitled to take over management of "abandoned assets". The exchange of letters with the Administrator General that followed the aforementioned notification of the Bank indicates (to the best of the Bank's understanding) that the position of the Administrator General is that it is Israeli law that applies to the aforementioned securities and dividends and not U.S. law and, therefore, the Administrator General should take steps to obtain an order pursuant to the Administrator General Law -
     1978 to manage the aforementioned assets. In response, the Bank indicated
     that it believes that deliberating and adjudicating the issue in court will be helpful and are important and that the Bank will act in accordance with the decision of the court. At present, the Bank has been making inquiries with the agent in the U.S. as to the manner in which the reporting and transfer should be implemented but the process has not yet begun. According to a report furnished by the agent in the U.S. to the Bank, the par value of the shares that became abandoned in accordance with U.S. law is approximately $183,000 and the amount of the dividends that became abandoned is approximately $826,000. At present, the Bank has no information as to whether there are interest or redemption payments in respect of its capital notes that were held by U.S. residents and were redeemed on December 31, 2008 which became "abandoned" pursuant to U.S.
     law.

     At this stage, the Bank is unable to assess the financial consequences of this matter, if at all.

                                     F - 69

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

     F.   OFF-BALANCE SHEET COMMITMENT AT YEAR-END IN RESPECT OF ACTIVITY BASED
          ON COLLECTION OF LOANS*

                                                       DECEMBER 31   DECEMBER 31
                                                          2008          2007
                                                        --------      --------
                                                        REPORTED      REPORTED
                                                         AMOUNTS       AMOUNTS
                                                        --------      --------
                                                      NIS MILLIONS  NIS MILLIONS
                                                        --------      --------

Credit from deposits based on rate of collection**
Unlinked Israeli currency                                  334.8         335.1
CPI linked Israeli currency                                  3.7           4.7
Foreign currency                                           169.8         171.8
                                                        --------      --------

Total                                                      508.3         511.6
                                                        ========      ========

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

     As at December 31, 2008, the activity based on the extent of collection includes past due balances amounting to NIS 503.9 million (December 31,
     2007 - NIS 506.9 million).

NOTE 21A - DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY PERIODS

     A.   VOLUME OF OPERATIONS

     1.   Stated amount of derivative instruments ALM (1)

                                        DECEMBER 31, 2008               DECEMBER 31, 2007
                                    --------------------------      --------------------------
                                    CPI/SHEKEL        FOREIGN        CPI/SHEKEL      FOREIGN
                                     INTEREST        CURRENCY         INTEREST      CURRENCY
                                     CONTRACTS       CONTRACTS       CONTRACTS      CONTRACTS
                                    ----------      ----------      ----------      ----------
                                         REPORTED AMOUNTS                REPORTED AMOUNTS
                                    --------------------------      --------------------------
                                   NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                    ----------      ----------      ----------      ----------

Forward contracts                         36.4            83.8            30.4            17.0
                                    ----------      ----------      ----------      ----------

Total                                     36.4            83.8            30.4            17.0
                                    ==========      ==========      ==========      ==========

     (1)  Derivatives comprising part of the asset and liability management of the Bank, not designated for hedging purposes.

                                     F - 70

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 21A - DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY
           PERIODS (CONT'D)

     A.   VOLUME OF OPERATIONS (CONT'D)

     2.   Gross fair value of derivative instruments ALM (1)

                                        DECEMBER 31, 2008               DECEMBER 31, 2007
                                    --------------------------      --------------------------
                                    CPI/SHEKEL        FOREIGN        CPI/SHEKEL      FOREIGN
                                     INTEREST        CURRENCY         INTEREST      CURRENCY
                                     CONTRACTS       CONTRACTS       CONTRACTS      CONTRACTS
                                    ----------      ----------      ----------      ----------
                                         REPORTED AMOUNTS                REPORTED AMOUNTS
                                    --------------------------      --------------------------
                                   NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                    ----------      ----------      ----------      ----------

Gross positive fair value                  0.4               -               -             0.5
Gross negative fair value                    -             1.1             0.6               -

     B.   DERIVATIVE INSTRUMENTS CREDIT RISK ACCORDING TO THE OPPOSITE PARTY TO
          THE CONTRACT

                                                                       DECEMBER 31, 2008
                                                            ------------------------------------------
                                                                        REPORTED AMOUNTS
                                                            ------------------------------------------
                                                                          NIS MILLIONS
                                                            ------------------------------------------
                                                              BANKS       CENTRAL BANKS        TOTAL
                                                            ----------      ----------      ----------

Gross positive fair value of derivative instruments                0.4               -             0.4
Off-balance sheet credit risk in
 respect of derivative instruments (2)                            12.0               -            12.0
                                                            ----------      ----------      ----------

Total credit risk in respect of derivative instruments            12.4               -            12.4
                                                            ==========      ==========      ==========

                                                                       DECEMBER 31, 2007
                                                            ------------------------------------------
                                                                        REPORTED AMOUNTS
                                                            ------------------------------------------
                                                                          NIS MILLIONS
                                                            ------------------------------------------
                                                              BANKS       CENTRAL BANKS        TOTAL
                                                            ----------      ----------      ----------

Gross positive fair value of derivative instruments                0.5               -             0.5
Off-balance sheet credit risk in
 respect of derivative instruments (2)                             4.7               -             4.7
                                                            ----------      ----------      ----------

Total credit risk in respect of derivative instruments             5.2               -             5.2
                                                            ==========      ==========      ==========

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 21A - DERIVATIVE FINANCIAL INSTRUMENTS - VOLUME, CREDIT RISK AND MATURITY
           PERIODS (CONT'D)

     C.   MATURITY PERIOD - STATED AMOUNTS AT YEAR-END

                                                                       DECEMBER 31, 2008
                                                            ------------------------------------------
                                                                        REPORTED AMOUNTS
                                                            ------------------------------------------
                                                               UP TO      FROM 3 MONTHS
                                                             3 MONTHS       TO 1 YEAR          TOTAL
                                                            ----------      ----------      ----------
                                                           NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                                            ----------      ----------      ----------

CPI/Shekel interest contracts                                     36.4               -            36.4
Foreign currency contracts                                        83.8               -            83.8
                                                            ----------      ----------      ----------

Total                                                            120.2               -           120.2
                                                            ==========      ==========      ==========

                                                                       DECEMBER 31, 2007
                                                            ------------------------------------------
                                                                        REPORTED AMOUNTS
                                                            ------------------------------------------
                                                               UP TO      FROM 3 MONTHS
                                                             3 MONTHS       TO 1 YEAR          TOTAL
                                                            ----------      ----------      ----------
                                                           NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                                            ----------      ----------      ----------

CPI/Shekel interest contracts                                     20.3            10.1            30.4
Foreign currency contracts                                        17.0               -            17.0
                                                            ----------      ----------      ----------

Total                                                             37.3            10.1            47.4
                                                            ==========      ==========      ==========

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
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

     PRINCIPAL METHODS AND ASSUMPTIONS USED FOR THE CALCULATION OF THE FAIR
     VALUE ESTIMATES OF FINANCIAL INSTRUMENTS

     GENERAL - As mentioned in Note 1A, the Bank maintains large liquid reserves and has not recruited new deposits for a number of years. The discount rate of the liabilities is based on the State's cost of recruiting, plus a margin of 1% - 1.5%.

     DEPOSITS WITH BANKS AND CREDIT TO THE GOVERNMENT - By use of the method of discounting future cash flows at interest rates used by the Bank in similar transactions proximate to balance sheet date.

     MARKETABLE SECURITIES - Are valued at market value. Shares for which no market value is readily available are stated at cost.

     CREDIT TO THE PUBLIC - The fair value of the balance of credit to the public was arrived at by using the method of the present value of future cash flows discounted at an appropriate interest rate. The balance of such credit was segmented into several categories. The future aggregate cash flows of each category (principal and interest) were calculated. Such cash inflows were discounted at an interest rate, which reflects the level of risk inherent in the credit. Generally, this interest rate is set on the basis of the rate at which similar transactions of the Bank were effected as of the balance sheet date. For short-term balances of credit (for an initial period of up to three months), or balances at variable market interest rates (prime, Libor, etc.), which change at intervals of up to three months, their stated value is considered to be their fair value.

     The fair value of problematic debts was calculated by using discount rates reflecting their intrinsic high credit risk. In any event, such discount rates were not less than the highest interest rate used by the Bank in its operations as of the balance sheet date. The future cash flows of problematic debts were calculated net of the specific allowances for doubtful debts. The general and supplementary allowances for doubtful debts in an aggregate amount of NIS 41.8 million (on December 31, 2007 - NIS 45.2 million), were not deducted from the balance of credit to the public for cash flows purposes in assessing the fair value.

     PERPETUAL DEPOSITS WITH THE ISRAELI TREASURY - The accepted pricing models cannot be applied to such deposits. Therefore, their book value is considered to be their fair value (see Note 8 for details of the terms of these deposits).

     DEPOSITS, DEBENTURES AND CAPITAL NOTES - The fair value of these liabilities was arrived at by the method of discounting the future cash flows at the interest rate based on the State's cost of recruiting, plus a margin of 1% - 1.5%.

                                     F - 73

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 21B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     PRINCIPAL METHODS AND ASSUMPTIONS USED FOR THE CALCULATION OF THE FAIR
     VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     Following are balances and fair value estimates of financial instruments:

                                                            DECEMBER 31, 2008
                                         ----------------------------------------------------------
                                                   BALANCE SHEET AMOUNTS
                                         -------------------------------=----------
                                                           OTHER
                                          FINANCIAL       FINANCIAL
                                        INSTRUMENTS(1)  INSTRUMENTS(2)     TOTAL         FAIR VALUE
                                         ----------      ----------      ----------      ----------
                                                             REPORTED AMOUNTS
                                         ----------------------------------------------------------
                                        NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                         ----------      ----------      ----------      ----------

FINANCIAL ASSETS
Cash and deposits with banks                  574.1             1.2           575.3           575.3
Securities                                     37.9               -            37.9            37.9
Credit to the public                          108.2         4,998.9         5,107.1         5,145.5
Credit to governments                             -             2.8             2.8             2.8
Other financial assets                          0.6               -             0.6             0.6
Perpetual deposits with the
 Israeli Treasury                              29.9               -            29.9            29.9
                                         ----------      ----------      ----------      ----------

Total financial assets                        750.7         5,002.9         5,753.6         5,792.0
                                         ==========      ==========      ==========      ==========

FINANCIAL LIABILITIES
Deposits of the public                         17.6             9.1            26.7            27.2
Deposits of the Government
 and a perpetual deposit                        0.1         5,022.6         5,022.7         5,038.0
Other financial liabilities                    33.6               -            33.6            33.6
Non participating preference
 shares                                       335.8               -           335.8           335.8
Participating preference shares               203.6               -           203.6           203.6
                                         ----------      ----------      ----------      ----------

Total financial liabilities                   590.7         5,031.7         5,622.4         5,638.2
                                         ==========      ==========      ==========      ==========

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 21B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     PRINCIPAL METHODS AND ASSUMPTIONS USED FOR THE CALCULATION OF THE FAIR
     VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

     Following are balances and fair value estimates of financial instruments:
     (cont'd)

                                                               DECEMBER 31, 2007
                                         ----------------------------------------------------------
                                                   BALANCE SHEET AMOUNTS
                                         -------------------------------=----------
                                                           OTHER
                                          FINANCIAL       FINANCIAL
                                        INSTRUMENTS(1)  INSTRUMENTS(2)     TOTAL         FAIR VALUE
                                         ----------      ----------      ----------      ----------
                                                             REPORTED AMOUNTS
                                         ----------------------------------------------------------
                                        NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                         ----------      ----------      ----------      ----------

Financial assets
Cash and deposits with banks                   31.5             2.3            33.8            33.9
Securities                                     45.8             0.5            46.3            46.3
Credit to the public                          148.5         5,372.6         5,521.1         5,551.9
Credit to governments                           0.1            24.6            24.7            26.2
Other financial assets                          3.3               -             3.3             3.3
Perpetual deposits with the
 Israeli Treasury                             848.8               -           848.8           848.8
                                         ----------      ----------      ----------      ----------

Total financial assets                      1,078.0         5,400.0         6,478.0         6,510.4
                                         ==========      ==========      ==========      ==========

Financial liabilities
Deposits of the public                         30.0            24.6            54.6            55.5
Deposits of banks                             481.2               -           481.2           481.2
Deposits of the Government
 and a perpetual deposit                        0.1         5,319.2         5,319.3         5,326.2
Capital notes                                     -            20.2            20.2            21.8
Other financial liabilities                    24.0               -            24.0            24.0
Non participating preference
 Shares                                       276.0               -           276.0           276.0
Participating preference shares               170.6               -           170.6           170.6
                                         ----------      ----------      ----------      ----------

Total financial liabilities                   981.9         5,364.0         6,345.9         6,355.3
                                         ==========      ==========      ==========      ==========

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 22 - INTERESTED AND RELATED PARTIES

     "Related Parties" and "Interested Parties" of the Bank, as defined in
     Opinion No. 29 of the Institute of Certified Public Accountants in Israel
     and the Securities Regulations (Preparation of Annual Financial Statements)
     - 1993, are: The State of Israel; Bank Hapoalim B.M.; Israel Discount Bank
     Ltd.; Bank Leumi le-Israel B.M.; the General Manager, Directors of the Bank
     and an affiliated company.

     The Bank conducts transactions with all or some of the aforementioned parties, in the ordinary course of business on terms applicable to its transactions in general. As it is not practical to separately record the transactions with such entities, it is not possible to reflect the information required by the said Opinion except for the following details:

     A.   BALANCES*

                                                           DECEMBER 31, 2008                                            DECEMBER 31, 2007
                                      ----------------------------------------------------------      ----------------------------------------------------------
                                           SHAREHOLDERS AND                                               SHAREHOLDERS AND
                                       A CONTROLLING SHAREHOLDER    DIRECTORS AND GENERAL MANAGER     A CONTROLLING SHAREHOLDER     DIRECTORS AND GENERAL MANAGER
                                      --------------------------      --------------------------      --------------------------      --------------------------
                                                       HIGHEST                          HIGHEST                        HIGHEST                        HIGHEST
                                      BALANCE AT       BALANCE        BALANCE AT        BALANCE       BALANCE AT       BALANCE       BALANCE AT        BALANCE
                                     BALANCE SHEET    DURING THE     BALANCE SHEET    DURING THE    BALANCE SHEET     DURING THE    BALANCE SHEET     DURING THE
                                         DATE           YEAR(1)          DATE           YEAR(1)          DATE           YEAR(1)          DATE           YEAR(1)
                                      ----------      ----------      ----------      ----------      ----------      ----------      ----------      ----------
                                                                                         REPORTED AMOUNTS
                                      --------------------------------------------------------------------------------------------------------------------------
                                     NIS MILLIONS    NIS MILLIONS    NIS MILLIONS    NIS MILLIONS   NIS MILLIONS     NIS MILLIONS    NIS MILLIONS   NIS MILLIONS
                                      ----------      ----------      ----------      ----------      ----------      ----------      ----------      ----------

ASSETS
Deposits in banks                          550.7           550.7               -               -             9.5            15.4               -               -

LIABILITIES
Other liabilities                              -               -             1.8             1.8               -               -             0.9             0.9
Credit risk in off-balance sheet
    financial instruments(2)                 2.7             2.7               -               -             1.5             2.0               -               -

          (1)  On the basis of the balances at the end of each month.

          (2)  As calculated for purposes of borrower indebtedness limits.

          (*)  For information on the credit to the Israel Electric Company
               Ltd., granted from the deposit of the State and with the
               guarantee of the State - see E below.

                                     F - 77

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 22 - INTERESTED AND RELATED PARTIES (CONT'D)

     B.   SUMMARY OF RESULTS OF OPERATIONS WITH INTERESTED AND RELATED PARTIES*

                                         2008            2007            2008              2007
                                      ----------      ----------      ----------       ----------
                                     SHAREHOLDERS AND CONTROLLING
                                              SHAREHOLDERS           DIRECTORS AND GENERAL MANAGER
                                      --------------------------      ---------------------------
                                           REPORTED AMOUNTS                REPORTED AMOUNTS
                                      --------------------------      ---------------------------
                                     NIS MILLIONS    NIS MILLIONS    NIS MILLIONS     NIS MILLIONS
                                      ----------      ----------      ----------       ----------

Profit from financing
 operations before allowance
 for doubtful debts (1)                      0.3             0.3               -                -
Operating and other expenses (2)               -               -            (3.4)            (2.9)
                                      ----------      ----------      ----------       ----------
Total                                        0.3             0.3            (3.4)            (2.9)
                                      ==========      ==========      ==========       ==========

     (1)  See details in D hereunder.

     (2)  See details in C hereunder.

     (*)  For information on the income and expenses in connection with the credit to the Israel Electric Company Ltd., granted from the deposit of the State and with the guarantee of the State - see E below.

     C.   BENEFITS TO INTERESTED PARTIES

                                               2008                           2007
                                    --------------------------      --------------------------
                                  DIRECTORS AND GENERAL MANAGER    DIRECTORS AND GENERAL MANAGER
                                    --------------------------      --------------------------
                                         REPORTED AMOUNTS                REPORTED AMOUNTS
                                    --------------------------      --------------------------
                                                     NUMBER OF                      NUMBER OF
                                   NIS MILLIONS     RECIPIENTS     NIS MILLIONS     RECIPIENTS
                                    ----------      ----------      ----------      ----------

Interested parties employed by
 the Bank (1)                              2.7               2             2.3               2
Fees to directors not employed
 by the Bank                               0.7               9             0.6               9

     (1)  Not including VAT on salaries.

     See Note 18A regarding employment agreements with the Chairman of the Board of the Bank and its General Manager.

                                     F - 78

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 22 - INTERESTED AND RELATED PARTIES (CONT'D)

     D.   RESULTS OF FINANCING OPERATIONS (BEFORE ALLOWANCE FOR DOUBTFUL DEBTS)
          WITH INTERESTED AND RELATED PARTIES*

                                                         2008            2007            2006
                                                      ----------      ----------      ----------
                                                                   REPORTED AMOUNTS
                                                      ------------------------------------------
                                                     NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                                      ----------      ----------      ----------

1. Income deriving from deposits in banks                    0.3             0.3             0.5
2. Expenses deriving from deposits of the public               -               -               -
                                                      ----------      ----------      ----------
Net results from financing operations
 before allowance for doubtful debts                         0.3             0.3             0.5
                                                      ==========      ==========      ==========

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

     E.   CREDIT TO THE ISRAEL ELECTRIC CORPORATION LTD. AND DEPOSITS OF THE
          GOVERNMENT

     The Bank provided long-term credit to the Israel Electric Corporation Ltd.
     which was granted out of a deposit of the State. The State provided a guarantee as security for the repayment of such credit to the Bank. As of
     December 31, 2008, the balance of the credit was NIS 4,699 million (as of
     December 31, 2007 - NIS 4,963 million). Income of NIS 249 million was recorded in respect of the aforementioned credit in 2008 (in 2007 - an expense of NIS 127 million). In 2006, a total expense was recorded in respect of this credit in an amount of NIS 89 million. This refers to dollar-denominated credit and due to the decrease in the exchange rate of the dollar, negative exchange rate differentials were recorded. In 2008, the income that was recorded constituted more than 10% of the profit from financing operations before the allowance for doubtful debts.

     As aforementioned, the source for this credit was a deposit of the State of
     Israel. In addition to the said deposit, the balance of the Government deposits includes also deposits made in order to provide loans in the framework of the Kibbutzim arrangement and other deposits made in order to provide other long-term loans. As of December 31, 2008, the overall balance of the Government deposits amounted to NIS 5,023 million compared with NIS
     5,319 million as of December 31, 2007. Financing expenses in an amount of
     NIS 272 million were recorded in 2008 in respect of the Government deposits, compared with income of NIS 115 million in 2007 and income of NIS
     84 million in 2006.

     F.   COMPROMISE ARRANGEMENT BETWEEN THE BANK AND ITS SHAREHOLDERS

     For information pertaining to the aforementioned arrangement, see Notes 1,
     8, and 16.

                                     F - 79

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 23 - PROFIT FROM FINANCING OPERATIONS BEFORE ALLOWANCE FOR DOUBTFUL DEBTS

                                                       2008             2007             2006
                                                    ----------       ----------       ----------
                                                                  REPORTED AMOUNTS
                                                    --------------------------------------------
                                                   NIS MILLIONS     NIS MILLIONS     NIS MILLIONS
                                                    ----------       ----------       ----------

A.     INCOME (EXPENSES) DERIVING FROM ASSETS:
Credit to the public                                     301.0            (80.7)           (39.7)
Credit to governments                                      0.2                -             (0.9)
Deposits with banks                                        1.1              0.8              0.7
                                                    ----------       ----------       ----------
                                                         302.3            (79.9)           (39.9)
                                                    ----------       ----------       ----------

B.     (EXPENSES) INCOME DERIVING FROM LIABILITIES
Deposits of the public                                    (2.2)            (3.1)            (4.4)
Deposits of the Government                              (271.6)           115.1             84.2
Deposits of Bank of Israel (1)                           (15.7)           (23.6)           (45.2)
Deposits of banks                                            -              0.1              0.9
                                                    ----------       ----------       ----------
                                                        (289.5)            88.5             35.5
                                                    ----------       ----------       ----------

C.     INCOME DERIVING FROM DERIVATIVE FINANCIAL
       INSTRUMENTS
Net income from derivative instruments ALM *              (1.4)             0.3             11.6
                                                    ----------       ----------       ----------
                                                          (1.4)             0.3             11.6
                                                    ----------       ----------       ----------

D.     OTHER INCOME AND EXPENSES
Commissions from financing operations                      8.8             11.0             12.1
Other financing income**                                  24.8             19.0             11.6
Refund of interest from Bank of Israel (1)                48.6                -                -
Other financing expenses                                  (9.6)            (9.6)           (12.7)
                                                    ----------       ----------       ----------
                                                          72.6             20.4             11.0
                                                    ----------       ----------       ----------
Total profit from financing operations before
 allowance for doubtful debts                             84.0             29.3             18.2
                                                    ==========       ==========       ==========

Including - exchange rate differences, net                 2.8             (6.1)            (9.8)
                                                    ==========       ==========       ==========

*    Derivatives financial instruments comprising
     part of the asset and liability management
     system of the Bank, not designated for hedging
     purposes.

**   Including income from interest collected in
     respect of problematic debts                         21.8            17.4             9.4
                                                    ==========      ==========      ==========

(1)  On December 31, 2008, further to the repayment of the balance of the credit line furnished to the Bank by the Bank of Israel, the Bank of Israel
     refunded to the Bank an amount of NIS 48.6 million in respect of charges in excess of the Bank of Israel interest that the Bank was charged in previous years. The income in respect of this refund of interest was included as part of "Other financing income".

                                     F - 80

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 24 - OPERATING COMMISSIONS

                                                       2008             2007            2006
                                                    ----------      ----------      ----------
                                                                  REPORTED AMOUNTS
                                                    ------------------------------------------
                                                   NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                                    ----------      ----------      ----------

Ledger fees (in Israeli and foreign currency)              0.4             0.5             0.4
Payment order system services                                -               -             0.1
Customer foreign trade transactions                          -             0.1             0.2
Other                                                      0.2             0.5             0.6
                                                    ----------      ----------      ----------

Total operating commissions                                0.6             1.1             1.3
                                                    ==========      ==========      ==========

NOTE 25 - GAINS ON INVESTMENTS IN SHARES

                                                       2008             2007             2006
                                                    ----------       ----------      ----------
                                                                  REPORTED AMOUNTS
                                                    -------------------------------------------
                                                   NIS MILLIONS     NIS MILLIONS     NIS MILLIONS
                                                    ----------       ----------      ----------

Gains on sale of available-for-sale shares                   -              3.3            10.3
Dividend from available-for-sale shares                    3.4              5.4             6.1
Provision for impairment of available-for-sale
shares                                                    (2.4)               -               -
                                                    ----------       ----------      ----------

Total gains on investments in shares                       1.0              8.7            16.4
                                                    ==========       ==========      ==========

NOTE 26 - OTHER INCOME

                                                       2008            2007             2006
                                                    ----------      ----------      ----------
                                                                 REPORTED AMOUNTS
                                                    ------------------------------------------
                                                   NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                                    ----------      ----------      ----------

Gains on severance pay funds                                 -             0.2             0.8
Other                                                      1.4             1.5             3.0
                                                    ----------      ----------      ----------

Total other income                                         1.4             1.7             3.8
                                                    ==========      ==========      ==========

                                     F - 81

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 27 - SALARIES AND RELATED EXPENSES

                                                       2008            2007            2006
                                                    ----------      ----------      ----------
                                                                 REPORTED AMOUNTS
                                                    ------------------------------------------
                                                   NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                                    ----------      ----------      ----------

Salaries                                                  12.1            13.3            13.8
Severance pay, provident fund, pensions,
 continuing education fund, vacation pay,
 sick leave pay and long service bonuses                   4.4             2.1             3.0
National insurance and payroll tax (*)                     3.3             3.1             0.7
Other related expenses                                     0.1               -             0.1
                                                    ----------      ----------      ----------

Total salaries and related expenses                       19.9            18.5            17.6
                                                    ==========      ==========      ==========

     (*)  In 2006, payroll tax was not included in payroll expenses due to the existence of losses for purposes of profit tax.

NOTE 28 - OTHER EXPENSES

                                                       2008            2007            2006
                                                    ----------      ----------      ----------
                                                                 REPORTED AMOUNTS
                                                    --------------------------------------------
                                                   NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                                    ----------      ----------      ----------

Marketing and advertising                                  0.3             0.1             0.1
Communications (postage, telephone,
 courier fees, etc.)                                       0.2             0.3             0.4
Computer (not including salaries and
 depreciation)                                             2.8             2.8             3.3
Office expenses                                            0.1             0.2             0.2
Insurance                                                  1.3             1.5             3.2
Professional services                                      3.6             3.3             3.4
Directors' fees (not including a director
 employed as a senior executive)                           0.7             0.6             0.6
Staff training, further education, etc.                    0.1             0.1             0.1
Other                                                      0.5             0.5             3.0
                                                    ----------      ----------      ----------

Total other expenses                                       9.6             9.4            14.3
                                                    ==========      ==========      ==========

                                     F - 82

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 29 - PROVISION FOR TAXES ON ORDINARY OPERATING INCOME

     A.   COMPOSITION:

                                                       2008            2007            2006
                                                    ----------      ----------      ----------
                                                                REPORTED AMOUNTS
                                                    ------------------------------------------
                                                   NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                                    ----------      ----------      ----------

Taxes for the current year                                 9.0             1.5               -
Taxes in respect of prior years                            0.5             0.1               -
                                                    ----------      ----------      ----------

Provision for taxes on income                              9.5             1.6               -
                                                    ==========      ==========      ==========

     B.   RECONCILIATION BETWEEN THE THEORETICAL TAX AND THE TAX EXPENSE

     The following table presents a reconciliation between the theoretical tax applying to the operating profit of the Bank, based on the statutory tax rate applicable to banks in Israel, and the tax expense on operating profit, as reflected in the statement of income:

                                                                2008              2007              2006
                                                             ----------        ----------        ----------
                                                                           REPORTED AMOUNTS
                                                             ----------------------------------------------
                                                            NIS MILLIONS      NIS MILLIONS       NIS MILLIONS
                                                             ----------        ----------        ----------

Statutory tax rate                                                36.80%            38.53%            40.65%
                                                             ==========        ==========        ==========

Tax (tax savings) at the applicable statutory rate                 23.0               9.2              (7.0)

Tax (tax savings) in respect of:
Addition (deduction) in respect of inflation                          -               2.1              (0.2)
General and supplementary allowances for
  doubtful debts                                                   (1.3)             (2.5)             (2.4)
Other non-deductible expenses  (fines, excess expenses)             0.1               0.1               0.1
Exempt income and income with limited rates                        (0.3)                -               1.1
Timing differences in respect of
 which deferred taxes had not been recorded                       (12.3)             (4.2)              7.3
Profit tax on payroll tax on exempt income (net)                    0.2               0.2                 -
Taxes in respect of prior years                                     0.5               0.1                 -
Additional payables (receivables) in respect of
  other problematic debts                                          (0.4)             (3.4)                -
Loss for purposes of profit VAT which
  cannot be set off                                                   -                 -               1.1
                                                             ----------        ----------        ----------

Tax expense reflected in the statement of income                    9.5               1.6                 -
                                                             ==========        ==========        ==========

     C.   The Bank has been issued final tax assessments for all years through
          2003.

                                     F - 83

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 29 - TAXES ON INCOME (CONT'D)

     D.   Carryforward tax losses in respect of which deferred tax assets were not recorded total NIS 665 million (in 2007 - NIS 721 million).
          According to the directives of the Supervisor of Banks, a deferred tax receivable asset can be recorded in respect of tax loss carryforwards in cases in which utilization of the tax in the foreseeable future is certain. The Bank did not record deferred tax receivable assets in the financial statements in respect of these tax loss carryforwards and does not expect certain taxable income in the near future.

          Due to the utilization of tax loss carryforwards from prior years, the
          Bank did not have a tax liability in 2008 and 2007 since the balance of tax losses from prior years exceeds the profit for tax purposes in those years.

     E.   In 2006, the Bank recorded VAT on salaries receivable in the amount of
          NIS 2.3 million, as a result of losses for purposes of VAT on profit.

     F.   According to the Income Tax Law (Inflationary Adjustments) - 1985
          (hereinafter - the "Adjustments Law"), results of operations were measured for tax purposes until the end of the 2007 tax year on a real basis, based on changes in the Index. The Bank was taxed pursuant to this law. According to the Income Tax Law (Inflationary Adjustments)
          (Amendment No. 20)- 2008 (hereinafter - the "Amendment"), the provisions of the Adjustments Law are no longer applicable as from the
          2008 tax year and thereafter. Therefore, the results of the Bank are measured for tax purposes in nominal values. The Amendment set out transition provisions regarding the end of the applicability of the provisions of the Adjustments Law which were applicable until the end of the 2007 tax year.

     G.   On July 25, 2005 the Israeli parliament passed the Law for the
          Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) -
          2005 (hereinafter - the "Amendment"). The Amendment provides for a gradual reduction in the company tax rate in the following manner: in
          2009 the tax rate will be 26% and from 2010 and thereafter, the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of
          25%.

          The tax on banking entities includes profit tax in accordance with the
          VAT Law

          In addition to the corporate tax, as above, as a financial institution, the Bank is required to pay a profit tax, at the current rate of 15.5%. According to the provisions of Amendment No. 15 of the
          VAT Law - 1975, commencing in 2008, payroll tax is deductible from the profit which serves as the basis for the calculation of profit tax (in
          2008 - half of the payroll tax paid and in 2009 and thereafter - the full payroll tax that was paid). The reduction in corporate tax, as above (as well as the reduction in the rate of profit tax and payroll tax from 17% to 15.5% commencing on July 1, 2006) results in a reduction in the overall tax rate (corporate tax and profit tax)
          applicable to the Bank, as follows:36.80% in 2008, 35.93% in 2009 and
          35.06% in 2010.

                                     F - 84

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 30 - DESIGNATED DEPOSITS AND CREDIT AND DEPOSITS GRANTED THEREFROM

                                                    DECEMBER 31     DECEMBER 31
                                                       2008             2007
                                                    ----------      ----------
                                                     REPORTED        REPORTED
                                                     AMOUNTS          AMOUNTS
                                                    ----------      ----------
                                                   NIS MILLIONS    NIS MILLIONS
                                                    ----------      ----------

CREDIT AND DEPOSITS OUT OF DESIGNATED DEPOSITS
Credit to the public                                   4,789.7         5,095.4
                                                    ----------      ----------

Total                                                  4,789.7         5,095.4
                                                    ==========      ==========

DESIGNATED DEPOSITS
Deposits of the Government                             4,925.3         5,219.8
                                                    ----------      ----------

Total                                                  4,925.3         5,219.8
                                                    ==========      ==========

     Credit out of designated deposits includes NIS 4,699.5 million, which is secured by a State guarantee. The annual interest margin in respect of this credit amounts to NIS 0.2 million (on December 31, 2007 the balance of the credit secured by a State guarantee was NIS 4,963.2 million).

NOTE 31 - INFORMATION ON NOMINAL DATA BASIS

                                DECEMBER 31     DECEMBER 31
                                   2008            2007
                                ----------      ----------
                               NIS MILLIONS    NIS MILLIONS
                                ----------      ----------

Total assets                       5,756.8         6,482.6
Total liabilities                  5,652.7         6,372.6
                                ----------      ----------

Total shareholders' equity           104.1           110.0
                                ==========      ==========

                                    2008            2007           2006
                                 ----------      ----------      ----------
                                NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                 ----------      ----------      ----------

Nominal net earnings (loss)            53.0            22.2           (17.1)

                                     F - 85

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 32 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS

     A.   The Bank prepares its financial statements in accordance with Israeli
          GAAP.

          The financial statements have been prepared under the going concern assumption since there is no substantial doubt as to the ability of the Bank to continue operating as a going concern and since its liquidation is not deemed imminent.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
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

          In accordance with the aforementioned requirements, a portion of the general allowance, as at December 31, 1991, equal to 1% of the total debt to which it was related at that date, is to be maintained in inflation adjusted values. According to a directive of the Supervisor of Banks the adjustment to inflation of the general allowance was discontinued as at January 1, 2005.See also note 1G.

          In accordance with U.S. GAAP:

          Each bank determines its own methodology for general reserve based on past experience of credit losses and on the quality of its credit portfolio.

          In light of the structure of the Bank's credit portfolio and its concentrations through December 31, 2007, the Bank considered the application of FAS 114 to all its borrowers without recording a general provision.

          However, due to the global economic downturn the Bank recorded a general provision for loan losses of NIS 29.2 million in accordance with FAS 5. This provision is based on risk characteristic of each customer sector and past losses as experienced with each sector based on data pertaining to specific allowances for doubtful accounts made over the six years of the Run-Off Plan.

                                     F - 87

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 32 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS (CONT'D)

     A.   (CONT'D)

          4.   NON-PARTICIPATING PREFERENCE SHARES

          Preference D and DD shares that were issued by the Bank, pay 7.5%
          cumulative dividend, linked to the U.S. dollar exchange rate and redeemable by the Bank. The redemption dates of these preference shares will be determined by the Bank, subject to the approval of the
          State of Israel's Treasury, unless in the event of a sale of the shares of the Bank under which the Bank is committed to redeem the shares held by the public.

          In accordance with Israeli GAAP:

          These preference shares are presented as a liability and not as part of the shareholders' equity since the Bank has a contractual obligation to pay dividend on these preference shares and since the
          Bank does not have an unconditional right to avoid paying the aforementioned dividend. Since these preference shares are classified as liabilities, they are presented in their original amount with the addition of the exchange differences in respect thereof and as from
          2008 with the accumulated dividends (see also note 16E).

          In accordance with U.S. GAAP:

          Since the Bank controls the decision on the redemption or it is committed to redeem the shares held by the public in the event of the sale of the Bank's shares and since as of the date of these financial statements the redemption of these shares is not deemed probable (see also note 16E); Thus they are not presented as a liability. However, the preferred shares held by the public, in event of a sale scenario, are presented as mezzanine, due to the redemption feature,

          5.   PARTICIPATING PREFERENCE SHARES

          Preference C, CC and CC1 shares that were issued by the Bank, pay 6%
          cumulative dividend, linked to the U.S. dollar exchange rate. These preference shares are not redeemable.

          In accordance with Israeli GAAP:

          These preference shares are presented as a liability and not as part of shareholders' equity since the Bank has a contractual obligation to pay dividend on these preference shares, and since the Bank does not have an unconditional right to avoid paying the aforementioned dividend. Since those preference shares are classified as liabilities, they are presented in their original amount with the addition of the exchange differences in respect thereof and as from 2008 with the accumulated dividends (see also note 16E).

          In accordance with U.S. GAAP:

          Since these preference shares are not redeemable, they are presented as part of the shareholders' equity.

                                     F - 88

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 32 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS (CONT'D)

     A.   (CONT'D)

          6.   LIABILITY FOR TERMINATION BENEFITS IN REGARD WITH COLLECTIVE
               TERMINATION AGREEMENT AND PERSONAL AGREEMENTS

          In accordance with Israeli GAAP:

          In 2002, upon the implementation of the Run-Off Plan, the Bank recognized a liability for involuntary termination benefits in accordance with the collective termination agreement and certain personal agreements, for those employees that under the Bank's management best estimation it is probable that they will be involuntary terminated. The liability was calculated under the assumption that those employees would be terminated as at the Balance
          Sheet date.

          In accordance with U.S. GAAP:

          Since the employees were required to render services through the
          Run-Off period until they are terminated in order to receive termination benefits, the liability and the loss were recognized ratably over the expected future service period.

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

          8.   INCOME (LOSS) PER SHARE

          In accordance with Israeli GAAP:

          No adjustments were made to the reported net income (loss) with respect to the dividends on the preference shares, for the computation of the per share amounts. The dividend accrued but not yet paid was not taken into account in the calculation of the income (loss) on the ordinary A shares since no income has been recorded in respect of the interest on the perpetual deposits, the payment of which, in the opinion of the Bank's management, is contingent upon payment of the dividend in respect of the aforementioned preference shares.

          Furthermore, it is not required to take into account in the calculation of the income (loss) per ordinary A shares, the dollar exchange rate linkage differences on the principal of the preference shares.

          In accordance with U.S. GAAP:

          Since the preference shares are classified as equity and are stated in their nominal amount, both the accrued but not yet paid dividend on the preference shares and the dollar exchange rate linkage differences on the principal of the preference shares were taken into account in the calculation of the income (loss) per ordinary A shares.

                                     F - 89

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
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

          In accordance with U.S. GAAP:

          As this agreement represented a commitment of the Bank's principal shareholder to provide funds to the Bank in consideration for the issuance of B1 shares (i.e benefit to be provided by the principal shareholder), neither an increase in the Bank's shareholder's equity nor an increase in the deposit were recorded to the Bank's shareholders' equity due to the said agreement. In 2008, upon the repayment of the perpetual deposit, an increase in the shareholder's equity was carried out.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 32 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS (CONT'D)

     B.   The effect of the material differences between Israeli and U.S. GAAP on the financial statements

     1.   STATEMENTS OF OPERATIONS:

                                                            YEAR ENDED DECEMBER 31
                                                 --------------------------------------------
                                                    2008             2007             2006
                                                 ----------       ----------       ----------
                                    NOTE        NIS MILLIONS     NIS MILLIONS     NIS MILLIONS
                                 ----------      ----------       ----------       ----------

(A)
Net income (loss) as
 reported, according to
 Israeli GAAP                                          53.0             22.2            (17.1)
                                                 ----------       ----------       ----------

Specific provision for loan
 Losses                              32.A.2             7.1              8.7              3.9
General provision for loan
 Losses                              32.A.3           (32.6)            (6.5)            (5.9)
Liability for termination
 benefits                            32.A.6            (2.8)            (2.8)            (2.0)
Linkage differences on
 perpetual deposits with
 the Israeli Treasury                32.A.9            (5.1)           (44.0)           (43.8)
                                                 ----------       ----------       ----------
                                                      (33.4)           (44.6)           (47.8)
                                                 ----------       ----------       ----------

Net income (loss)
 according to U.S. GAAP                                19.6            (22.4)           (64.9)
                                                 ==========       ==========       ==========

                                                     YEAR ENDED DECEMBER 31
                                           ------------------------------------------
                                              2008            2007             2006
                                           ----------      ----------      ----------
                                               NIS             NIS             NIS
                                           ----------      ----------      ----------

(B)  Income (loss) per share (Note 32.A.8)

BASIC INCOME (LOSS) PER "A" ORDINARY
 SHARE:
As reported according to Israeli GAAP         3,509.9         1,470.2        (1,132.4)
As reported according to U.S. GAAP             *226.5           293.2        (2,936.4)
Number of shares                               15,100          15,100          15,100

* Adjustments to the income (loss) for the year for the purpose of the EPS calculations consist of dividends for the preferred shares and exchange differences in respect thereof (2006 and 2007-100% of the dividend for all shares; 2008- for shares held by the state and the participating shares 50% of the accrued dividends for the period January 1 to July 31, 2008 and 100% of accrued dividends for the period August 1 to December 31, 2008. For the shares held by the public 100% of the dividend.)

                                     F - 92

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 32 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS (CONT'D)

     2.   BALANCE SHEET:

                                            DECEMBER 31, 2008                         DECEMBER 31, 2007
                                  -------------------------------------      -------------------------------------
                                AS REPORTED   ADJUSTMENTS     U.S. GAAP    AS REPORTED   ADJUSTMENTS     U.S. GAAP
                                  --------      --------       --------      --------      --------       --------
                                NIS MILLIONS  NIS MILLIONS   NIS MILLIONS  NIS MILLIONS  NIS MILLIONS   NIS MILLIONS
                                  --------      --------       --------      --------      --------       --------

Cash and deposits with banks         575.3             -          575.3          33.8             -           33.8
Securities (1)(2)                     37.9         (36.8)           1.1          46.3         (44.8)           1.5
Credit to the public (2)
(3)(4)(5)                          5,107.1         (20.9)       5,086.2       5,521.1          (1.4)       5,519.7
Credit to governments (3)
(12)                                   2.8         508.3          511.1          24.7         511.1          535.8
Fixed assets                           0.5             -            0.5           0.8             -            0.8
Other assets (1)(3)(6)                 3.3         103.4          106.7           7.2         115.7          122.9
Perpetual deposits with the
 Israeli Treasury (11)                29.9             -           29.9         848.8        (402.3)         446.5
                                  --------      --------       --------      --------      --------       --------
Total assets                       5,756.8         554.0        6,310.8       6,482.7         178.3        6,661.0
                                  ========      ========       ========      ========      ========       ========
Deposits of the public (7)            26.7          (0.2)          26.5          54.6          (0.5)          54.1
Deposits of banks (7)                    -             -              -         481.2          (5.2)         476.0
Deposits of the
 government (7)(12)                5,022.6         435.5        5,458.1       5,319.2         434.1        5,753.3
Perpetual deposits                     0.1             -            0.1           0.1             -            0.1
Capital notes                            -             -              -          20.2             -           20.2
Other liabilities (6)(7)(8)           63.9          92.5          156.4          50.7         102.1          152.8
Non-participating
 shares (10)                         335.8        (305.9)          29.9         276.0        (276.0)             -
Participating preference
shares (9)                           203.6        (203.6)             -         170.6        (170.6)             -
Shareholders' equity
(see 3 below)
(2)(4)(5)(8)(9)(10)(11)              104.1         535.7          639.8         110.1          94.4          204.5
                                  --------      --------       --------      --------      --------       --------
Total liabilities and
 shareholders' equity              5,756.8         554.0        6,310.8       6,482.7         178.3        6,661.0
                                  ========      ========       ========      ========      ========       ========

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 32 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS (CONT'D)

     3.   STATEMENT OF OTHER COMPREHENSIVE INCOME

                                                                  YEAR ENDED DECEMBER 31
                                                        -------------------------------------------
                                                           2008            2007              2006
                                                        ----------      ----------       ----------
                                                       NIS MILLIONS    NIS MILLIONS     NIS MILLIONS
                                                        ----------      ----------       ----------

Net income (loss) according to U.S. GAAP                      19.6           (22.4)           (64.9)

Unrealized losses on available-for-sale securities               -            (0.4)            (2.0)
                                                        ----------      ----------       ----------

Net comprehensive income (loss) according to U.S.
GAAP                                                          19.6           (22.8)           (66.9)
                                                        ==========      ==========       ==========

     4.   SHAREHOLDERS' EQUITY:

                                                                    DECEMBER 31    DECEMBER 31
                                                                       2008            2007
                                                                    ----------      ----------
                                                       NOTE       NIS MILLIONS      NIS MILLIONS
                                                    ----------      ----------      ----------

Shareholders' equity as reported according to
 Israeli GAAP                                                            104.1           110.1

A customer debt in respect of which shares
 were pledged in favor of the Bank                      32.A.7               -            (9.4)

Specific provision for loan losses                      32.A.2            13.6            11.5

General provision for loan losses                       32.A.3            12.6            45.2

Liability for termination benefits                      32.A.6               -             2.8

Perpetual deposits with the State of Israel             32.A.9               -          (402.3)

Classification of non-participating preference
 shares to  shareholders' equity item                   32.A.4           305.9           276.0

Classification of participating preference
shares to shareholders' equity item                     32.A.5           203.6           170.6
                                                                    ----------      ----------

Shareholders' equity according to U.S. GAAP                              639.8           204.5
                                                                    ==========      ==========

     C.   STATEMENTS OF CASH FLOWS

     As it relates to the Bank's financial statements, there are no material differences in the presentation of the Statement of Cash Flows between
     Israeli GAAP and U.S. GAAP.

                                     F - 94

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 32 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS (CONT'D)

     D.   NEWLY ISSUED ACCOUNTING PRONOUNCEMENT

     1.   In December 2007, the FASB issued Statement of Financial Accounting
          Standards No. 141 (revised 2007), "Business Combinations" ("SFAS
          141(R)". SFAS 141(R) changes the accounting for business combinations, including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent
          consideration, the accounting for contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer's income tax valuation allowance and income tax uncertainties. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after
          December 15, 2008 . Early application is prohibited. The Bank will be required to adopt SFAS 141(R) on January 1, 2009.

     2.   In December 2007, the FASB issued Statement of Financial Accounting
          Standards No. 160, "Noncontrolling Interests in Consolidated Financial
          Statements, an Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 amends
          ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. An ownership interest in subsidiaries held by parties other than the parent should be presented in the consolidated statement of financial position within equity, but separate from the parent's equity. SFAS 160 requires that changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary should be accounted for similarly as equity transactions. When a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary should be initially measured at fair value, with any gain or loss recognized in earnings.

          SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interests.

          SFAS 160 is effective for fiscal years (including interim periods within those fiscal years) beginning on or after December 15, 2008.
          Earlier adoption is prohibited. The statement shall be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirement which shall be applied retrospectively for all periods presented. The Bank will be required to adopt SFAS 160 on January 1,
          2009. The Bank is currently assessing the impact that SFAS 160 may have on its results of operations and financial position.

     3.   In March 2008, the FASB issued Statement of Financial Accounting
          Standards No. 161 "Disclosures about Derivative Instruments and
          Hedging Activities", or SFAS 161. SFAS 161 is intended to improve financial reporting regarding derivative instruments and hedging activities by requiring enhanced disclosure to enable investors to better understand the effects of such derivative instruments and hedging activities on the Bank's financial position, financial performance and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November
          15, 2008, with early application encouraged (January 1, 2009, for our
          Bank). SFAS 161 also improves transparency regarding the location and amounts of derivative instruments in a Bank's financial statements;
          how derivative instruments and related hedged items are accounted for under SFAS No. 133 "Accounting for Derivative Instruments and Hedging
          Activities" and how derivative instruments and related hedged items affect the Bank's financial position, financial performance and cash flows. The Bank is currently assessing the impact that SFAS 161 may have on its results of operations and financial position.

                                     F - 95

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

     4.   In May 2009, the FASB issued SFAS No. 165, "Subsequent Events"("SFAS
          165"). SFAS 165 sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS 165 will be effective for interim or annual periods ending after June 15, 2009 and will be applied prospectively.

     5.   In June 2009, the FASB issued SFAS No. 168 "The FASB Accounting
          Standards Codification and the Hierarchy of Generally Accepted
          Accounting Principles -- A Replacement of FASB Statement No. 162"
          ("SFAS 168"). Statement 168 establishes the FASB Accounting Standards
          CodificationTM (Codification) as the single source of authoritative
          U.S. generally accepted accounting principles (U.S. GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants.
          SFAS 168 and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009.
          When effective, the Codification will supersede all existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative. Following SFAS 168, the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging
          Issues Task Force Abstracts. Instead, the FASB will issue Accounting
          Standards Updates, which will serve only to: (a) update the
          Codification; (b) provide background information about the guidance;
          and (c) provide the bases for conclusions on the change(s) in the
          Codification. The Bank does not expect that the adoption of SFAS 168 to have a material impact on the Bank's financial statements.

     6.   In April 2009, the FASB issued FSP FAS 157-4, "Determining Fair Value
          When the Volume and Level of Activity for the Asset or Liability Have
          Significantly Decreased and Identifying Transactions That Are Not
          Orderly" ("FSP FAS 157-4"). FSP FAS 157-4 provides additional guidance for estimating fair value measurements in accordance with FASB
          Statement No. 157 when there is not an active market or where the price inputs being used represent distressed sales. FSP FAS 157-4 provides additional guidance on the major categories for which equity and debt securities disclosures are to be presented and amends the disclosure requirements of FASB Statement No. 157 to require disclosure in interim and annual periods of the inputs and valuation technique(s) used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, during the period.
          FSP FAS 157-4 shall be applied prospectively and is effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity early adopting this FSP must also early adopt FSP No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary
          Impairment ("FSP FAS 115-2 and FAS 124-2"). The Bank believes that the adoption of FSP FAS 157-4 will not have a material impact on the
          Bank's financial position, results of operations and cash flows.

     7.   In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2. This FSP amends SFAS 115, "Accounting for Certain Investments in Debt and
          Equity Securities," SFAS 124, "Accounting for Certain Investments Held
          by Not-for-Profit Organizations," and EITF Issue No. 99-20,
          "Recognition of Interest Income and Impairment on Purchased Beneficial
          Interests and Beneficial Interests That Continue to Be Held by a
          Transferor in Securitized Financial Assets," to make the
          other-than-temporary impairments guidance more operational and to improve the presentation of other-than-temporary impairments in the financial statements. This FSP will replace the existing requirement that the entity's management assert it has both the intent and ability to hold an impaired debt security until recovery with a requirement that management assert it does not have the intent to sell the security, and it is more likely than not it will not have to sell the security before recovery of its cost basis. This FSP provides increased disclosure about the credit and noncredit components of impaired debt securities that are not expected to be sold and also requires increased and more frequent disclosures regarding expected cash flows, credit losses, and an aging of securities with unrealized losses. Although this FSP does not result in a change in the carrying amount of debt securities, it does require that the portion of an other-than-temporary impairment not related to a credit loss for a held-to-maturity security be recognized in a new category of other comprehensive income and be amortized over the remaining life of the debt security as an increase in the carrying value of the security.
          This FSP shall be effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity may early adopt this FSP only if it also elects to early adopt FSP FAS 157-4. Also, if an entity elects to early adopt either FSP FAS 157-4 or FSP FAS 107-1 and APB 28-1, the entity also is required to early adopt this FSP. The Bank believes that the adoption of FSP FAS 115-2 and FAS 124-2 will not have a material impact on the Bank's financial statements.

                                     F - 96

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 33 - SUBSEQUENT EVENTS

     A.   THE COMPROMISE AND ARRANGEMENT PLAN PURSUANT TO ARTICLE 350 OF THE
          COMPANIES LAW - 1999 BETWEEN THE BANK AND ITS SHAREHOLDERS ("THE
          ARRANGEMENT PLAN")

          Further to the court's approval of the Arrangement Plan, on April 6,
          2009 the Government Companies Authority issued a notice on behalf of the Israeli Government whereby those parties interested in purchasing the entire issued share capital of the Bank were invited to apply to the Government Companies Authority in accordance with the stipulations of the notice and the sale procedure that had also been issued by the
          Authority at the same time. The date set in the notice for submission of applications by interested parties was May 21, 2009. According to the notification sent to the Bank by the Authority on May 21, 2009, applications were received by the Authority from five parties that expressed an interest in participating in the sale process of the shares of the Bank. According to the sale procedure that was issued by the Authority, the Data Room - where those parties who were invited to participate in the second phase of the sale process may review the
          Bank's documents - was opened on July 12, 2009.

     B.   LOANS OF THE BANK TO THE ISRAEL ELECTRIC COMPANY LTD.

          During 1990's the Bank granted loans to the Israel Electric Company
          Ltd. ("the Electric Company") in a total amount of 1.5 billion Dollars guaranteed by the State of Israel and from deposits in said amount deposited by the State with the Bank. The loans and deposits carry identical terms (except for the Bank's margin) back-to-back. The balance of these loans and deposits as of March 31, 2009 was approximately 1.2 billion Dollars (approximately NIS 5.12 billion).
          Within the framework of the above Arrangement Plan between the Bank and its shareholders, it was established that if the sale of the
          Bank's shares according to the Plan was consummated, these loans and deposits would be assigned to the State or to a party as the State instructs. The State approached the Bank requesting to modify the manner in which the loans of the Electric Company are secured to the
          Bank, so that instead of their being secured by a State guarantee it would be agreed between the State and the Bank that the loans would become loans "at the risk" of the deposits that were the source for providing the loans, in such a manner that the Bank would be obliged to pay the deposits to the State only if the Electric Company will pay its loans to the Bank. The State falls under the definition of "a controlling shareholder" of the Bank according to Section 268 of the
          Companies Law - 1999. On June 14, 2009 the Bank's Board of Directors
          deliberated the approval of the requested modification, after it was presented with a legal opinion stating that the modification should not be deemed an "extraordinary transaction" which also requires the approval of the Audit Committee and the General Meeting. In light of the opinion and after the Board was satisfied that this is a technical modification which is not detrimental to the Bank and that essentially the loans remain loans not within the risk of the Bank but rather at or within the full risk of the State, as they were to date, the Board of Directors approved the requested modification and a document to that effect was signed between the Bank and the State. Following the above modification there may be a change in the accounting presentation of the loans and the deposits that were the source for the loans. Pursuant to the public reporting directives published by the Supervisor of the Banks and which are still applicable to the
          Bank, if the payment of deposits to a depositor is conditioned on the extent of the collection of credit and the banking entity has no risk of loss from the credit, they should be set-off against each other and presented in a net amount in the balance sheet. The Bank still needs to receive the position of the Supervisor of the Banks regarding the applicability of this directive. If in fact the directive will be applicable, this will mean that the loans to the Electric Company and the deposits which were the source of the loans will not be included in the Bank's balance sheet, and the reference to them will be given within the framework of the Note for Contingent Liabilities and
          Special Commitments.

                                     F - 97

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

NOTE 33 - SUBSEQUENT EVENTS (CONT'D)

     C.   UNDERSTANDINGS WITH THE MINISTRY OF FINANCE REGARDING THE ASSIGNMENT
          OF THE LOANS OF THE BANK TO THE ISRAEL ELECTRIC COMPANY, THE EARLY
          REPAYMENT OF THE STATE'S DEPOSITS WITH THE BANK AND THE SETTLING OF
          RECIPROCAL FINANCIAL CLAIMS BETWEEN THE BANK AND THE STATE OF ISRAEL

          In light of the possible privatization of the Bank, the Bank and the
          Ministry of Finance held discussions regarding the payment of the deposits of the State of Israel with the Bank and regarding settling reciprocal financial claims between the Bank and the State. As a result of these discussions, on June 29, 2009 a protocol was signed, summarizing the discussions between the Bank and the Ministry of
          Finance (the Office of the Accountant-General) according to which: 1)
          Loans of the Bank to the Israel Electric Company (whose balance as of
          March 31, 2009 was approximately NIS 5.12 billion, equal to approx.
          $1.2 billion) and the deposits of the State with the Bank that were the source for these loans shall be assigned to the State while paying compensation to the Bank in the amount of NIS 500,000 (approx.
          $125,000) for loss of margin; 2) The Bank will make an early-repayment of the deposits that the State deposited with the Bank in connection with arrangements in the agricultural sector (as of March 31, 2009, approximately NIS 214 million, equal to approx. $53 million) and of the deposits that the State deposited with the Bank from monies that it raised with the guarantee of the American government (as of March
          31, 2009, approximately NIS 105 million, equal to approx. $26 million), while paying an early-payment fee by the Bank of NIS 5 million (approx. $1.2 million); 3) The bank shall pay to the State NIS
          12.5 million (approx. $3.1 million) to settle reciprocal claims between the Bank and the State in connection with credits that the
          Bank granted in the past "at the risk", in full or in part, of the
          State and for the assignment to the Bank of the right to the balance of the collection of these credits; 4) The State shall pay to the Bank
          NIS 8.1 million (approx. $2 million) for the handling of credits that it granted in the past "at the risk" of the State and for the share of the State in the expenses of the handling of securities of the Bank whose consideration was deposited with the Ministry of Finance; 5) The
          Bank shall return to the State the sum of NIS 8.6 million (approx.
          $2.1 million) for tax advances that were returned to the Bank and which the Bank paid, with financing from the State, for interest on its perpetual deposits with the Ministry of Finance.

          According to the above, in addition to the return to the State of the balance of its deposits with the Bank (at their value on the date of return), the Bank shall pay to the State for the above reciprocal calculations (including the early-payment fee and including for the right to the balance of the collections of the credits presently "at the risk" of the Ministry of Finance), the sum of NIS 17.5 million
          (approx. $4.3 million).

          The purpose of the above understandings is to settle the reciprocal claims and to close the accounting between the Bank and the State for various items, and thus also simplify and clarify the relationship between the Bank and the State prior to the expected privatization of the Bank.

          The summary of the discussions points out that the understandings are subject to the approval of all of the required parties in the Office of the Accountant-General and the approval of the organs of the Bank, including its General Meeting.

                                     F - 98

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008
--------------------------------------------------------------------------------

          The State is a "controlling party" of the Bank, as this term is defined in Article 268 of the Companies Law - 1999, and therefore the content of the summary of the discussions requires as far as the Bank is concerned the approval of the Audit Committee, the Board of
          Directors and the General Meeting of the Bank, in this order. On
          September 8, 2009, the Audit Committee and the Board of Directors gave their approval of the above understandings. The General Meeting of the
          Bank approved the understandings on October 14, 2009.

          The summary of the discussions stipulates that after the receipt of the required approvals, an agreement shall be signed between the Bank and the State based upon and in accordance with the summary and then it will be implemented.

     D.   A CUSTOMER OF THE BANK FILED A SUIT AGAINST THE BANK FOR AN AMOUNT OF
          NIS 10 MILLION

          On August 24, 2009, a customer of the Bank filed a suit in the Haifa
          District Court for an amount of NIS 10 million. The plaintiff purchased, along with another individual, part of a building project that the Bank financed. The purchase was from the receiver of the project, who was appointed pursuant to the Bank's application to the court. The Bank granted a loan to the plaintiff and the other purchaser to finance the purchase from the receiver. The plaintiff and the other purchaser did not make timely payments of the loan and the
          Bank demanded immediate re-payment of the loan. In response, the plaintiff rescinded the purchase agreement between him and the receiver regarding the parts of the project purchased by him and the other purchaser. The suit was filed against the Bank and the receiver and against the other purchaser (borrower). In the suit, the plaintiff claims, among other things, that he was not provided with tax certificates required in order to transfer the rights in the parts of the project purchased by him and the additional purchaser with the
          Land Registrar, that this is a material breach of the purchase agreement between him and the receiver and therefore his rescission of the agreement was lawfully proper. In his suit, the plaintiff estimates his damages at approximately NIS 40 million, sets them off against the balance of his debt to the Bank - according to his claim, in the amount of approximately NIS 7 million - and fixes his claim, after the set-off and for the purpose of the court fee, at NIS 10 million. The Bank rejects the claim and has transferred the handling of the suit to its attorneys.

                                     F - 99